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07028227

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petroplus Holdings AG

*CURRENT ADDRESS Industriestrasse 24
6300 Zug
Switzerland

**FORMER NAME

PROCESSED
NOV 29 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35135 FISCAL YEAR

BEST AVAILABLE COPY

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ETS

DAT : 11/27/07

Document 1

Offering Memorandum for the offering of up to 7,600,000 Registered Shares

April 12, 2007

SUBJECT TO COMPLETION

OFFERING MEMORANDUM

NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

PETROPLUS HOLDINGS AG

(a stock corporation organized under Swiss law)

Offering of up to 7,600,000 Registered Shares with par value of CHF 9.18 each

Petroplus Holdings AG is offering up to 7,600,000 registered shares with par value of CHF 9.18 per share (the "**Offer Shares**"). The Offer Shares are newly issued shares to be issued out of the authorized capital of Petroplus Holdings AG. The Offer Shares, together with all existing registered shares of Petroplus Holdings AG with par value of CHF 9.18 per share, are referred to herein as the "**Shares**", and each a "**Share**".

The offering ("**Offering**") consists of (i) an offering to existing shareholders of Petroplus Holdings AG to subscribe for Offer Shares (the "**Rights Offering**"), subject to certain limitations based on residency, pursuant to which they may exercise their rights to subscribe pro rata for the Offer Shares (the "**Rights**") and (ii) an international offering (the "**International Offering**") of Offer Shares in respect of which Rights have not been validly exercised during the Subscription Period (as defined below). The International Offering will be made by way of a public offering in Switzerland, and private placements to institutional investors in other jurisdictions. The offering period for the International Offering (the "**International Offering Period**") will begin on April 17, 2007 and end on April 24, 2007 by no later than 16:00 (CET).

The subscription price in the Rights Offering will be equal to the offer price in the International Offering (in each case, the "**Offer Price**"). The number of Offer Shares will be determined by Credit Suisse, Morgan Stanley Bank AG and UBS AG, acting through its division UBS Investment Bank (collectively, the "**Joint Bookrunners**") and Petroplus Holdings AG after the close of the Subscription Period (as defined below). The Offer Price will be determined by the Joint Bookrunners and Petroplus Holdings AG after the close of the book-building period on the last day of the International Offering Period, which is currently expected to be April 24, 2007, on the basis of the number of Offer Shares for which Rights have been exercised, investor demand resulting from the book-building procedure, the market price of the existing Shares and general market conditions. We expect to publish the Offer Price, the number of Offer Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore2/update.pdf. The user login identification name for accessing this website is encore2 and the password is Enc2-1984-2+. The number of the Offer Shares to be sold in the Offering is expected to be published in the electronic media and by press release on or around April 23, 2007, after the closing of trading. The Offer Price is expected to be published in the electronic media and by press release on or around April 25, 2007, prior to the start of trading.

Subject to the terms and conditions of this offering memorandum (the "**Offering Memorandum**"), existing shareholders of Petroplus Holdings AG will be allocated one Right per existing Share held, and eight Rights will grant the holder thereof the right to purchase one Offer Share against payment of the Offer Price. Holders of existing shares in certain jurisdictions, including the United States of America ("United States" or "US"), Canada, Australia and the European Economic Area ("EEA"), as well as nominees, depositaries or dealers holding existing Shares for the account or the benefit of beneficial owners resident in such jurisdictions, should note that they may be restricted in the exercise of Rights pursuant to applicable securities regulation.

Rights must be exercised between April 17, 2007 and 12:00 (CET) on April 23, 2007 (the "**Subscription Period**"). Rights may be *assigned to third parties, but there will be no trading in the Rights on any regulated or over-the-counter securities market. Rights which* have not been validly exercised during the Subscription Period will lapse without compensation. The exercise of Rights is irrevocable and may not be cancelled, modified, rescinded or withdrawn. Each exercise will be effective at the Offer Price, which will be determined by the Joint Bookrunners and Petroplus Holdings AG in the manner described above on the last day of the book-building period. Offer Shares in respect of which Rights have not been validly exercised will be available for general allocation in the International Offering. The Rights and their exercise are subject to the closing of the Offering taking place.

The existing Shares are listed on the main segment of the SWX Swiss Exchange (the "SWX") under the symbol "PPHN". Petroplus Holdings AG has applied for and approval has been given by the SWX, subject to certain conditions, for the Offer Shares to be listed and traded on the SWX. It is expected that the trading in Offer Shares on the SWX will commence on April 25, 2007. The Offer Shares are to be accepted for clearance through SIS SegaInterSettle AG, Olten ("SIS"), Clearstream Banking S.A./ N.V. Luxembourg ("Clearstream") and Euroclear Bank S.A., as operator of the Euroclear system ("Euroclear"). It is expected that delivery against payment for the Offer Shares in form of book-entries will be effected on April 30, 2007.

This document does not constitute a listing prospectus according to the listing rules of the SWX (the "**SWX Listing Rules**") and was not approved by the SWX.

Purchasing the Shares of Petroplus Holdings AG involves risks. See "Risk Factors" beginning on page 15.

The Rights and the Offer Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not, unless so registered, be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless an exemption from the registration requirements of the U.S. Securities Act is available. Accordingly, the Offer Shares to be acquired upon exercise of the Rights as well as the remaining Offer Shares will be offered and sold only outside the United States to investors in offshore transactions in reliance on Regulation S under the U.S. Securities Act ("**Regulation S**") and in the United States to qualified institutional buyers ("**QIBs**") as defined in Rule 144A under the U.S. Securities Act ("**Rule 144A**") in transactions exempt from the registration requirements of the U.S. Securities Act. Prospective investors are hereby notified that sellers of the securities offered hereby may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A.

Joint Bookrunners

Credit Suisse **Morgan Stanley** **UBS Investment Bank**

Co-Managers

Bank Vontobel AG **JPMorgan**

The date of this Offering Memorandum is April 12, 2007

IMPORTANT INFORMATION ABOUT THE OFFERING

This Offering Memorandum is being furnished by Petroplus Holdings AG in connection with (i) the Offering of Rights and Offer Shares in Switzerland and (ii) an Offering exempt from, or not subject to, registration under the U.S. Securities Act. The information contained in this Offering Memorandum has been provided by Petroplus Holdings AG and by the other sources identified in this Offering Memorandum. No representation or warranty, express or implied, is made by the Joint Bookrunners (as defined below) named in this Offering Memorandum or any of their respective affiliates or advisors as to the accuracy or completeness of this information, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Joint Bookrunners or of their respective affiliates or advisors.

The exercise of Rights may be made only (i) in the United States by persons reasonably believed to be QIBs or (ii) outside the United States in reliance on Regulation S. Each holder of Rights or Offer Shares offered and sold to QIBs as defined in Rule 144A will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The holder (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring Offer Shares for its own account or for the account of a QIB or (B) is purchasing the Offer Shares in an offshore transaction pursuant to Regulation S.

(2) The holder understands that the Rights and the Offer Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act, that the Offer Shares have not been and will not be registered under the U.S. Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the Offer Shares, such Offer Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available) or (iv) pursuant to an effective registration statement under the U.S. Securities Act, in each case in accordance with any applicable security laws of any state of the United States and any other jurisdiction, and that (B) the holder will, and each subsequent holder is required to, notify any subsequent purchaser of the Offer Shares from it of the resale restrictions referred to in (A) above.

(3) The Rights and the Offer Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and no representation is made as to the availability of the exemption provided by Rule 144 for resales of any Rights or Offer Shares.

(4) The holder will not deposit or cause to be deposited the Offer Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary facility, so long as such Offer Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Each prospective purchaser of the Offer Shares offered outside Switzerland (each, an "Offeree"), by accepting delivery of this Offering Memorandum, will be deemed to have acknowledged, represented to and agreed with Petroplus Holdings AG and Credit Suisse, Morgan Stanley Bank AG and UBS AG, acting through its division UBS Investment Bank ("UBS Investment Bank", and, collectively with Credit Suisse and Morgan Stanley Bank AG, the "Joint Bookrunners") as follows:

(i) Such Offeree acknowledges that this Offering Memorandum is personal to such Offeree and does not constitute an offer to any other person, or to the public generally, to purchase or otherwise acquire the Rights and the Offer Shares outside of Switzerland. Distribution of this Offering Memorandum or disclosure of any of its contents to any person other than such Offeree and those persons, if any, retained to advise such Offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of Petroplus Holdings AG, is prohibited.

(ii) Such Offeree agrees not to make any photocopies of this Offering Memorandum or any documents referred to herein.

No person has been authorized to give any information or to make any representations other than those contained in this Offering Memorandum and, if given or made, such information or representations must not be relied upon as having been authorized.

This Offering Memorandum does not constitute: (i) an offer to sell, or a solicitation of an offer to buy any securities other than the securities to which it relates, or (ii) an offer to sell, or the solicitation of an offer to buy, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Except in connection with offers and sales of the Offer Shares in Switzerland, no action has been or will be taken in any jurisdiction by the Joint Bookrunners, Petroplus Holdings AG that would permit a public offering of the Offer Shares or possession or distribution of this Offering Memorandum or any other publicity materials relating to the Offering in any country or jurisdiction where action for such purpose is required. Persons in possession of this Offering Memorandum are required to inform themselves about, and to comply with any applicable laws that restrict the distribution of this Offering Memorandum and the offer and sale of the Offer Shares. None of Petroplus Holdings AG, the Joint Bookrunners or any of its or their respective affiliates will accept any legal responsibility for any violation of such restrictions.

Neither the delivery of this Offering Memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has been no significant change in the affairs of Petroplus Holdings AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Petroplus Holdings AG assumes responsibility for the information contained in this Offering Memorandum and confirms that based on its knowledge, the information contained in this Offering Memorandum is true and accurate and that no material facts have been omitted which would in the context of the Offering make the information contained in this Offering Memorandum misleading. However, this document does not constitute a listing prospectus according to the SWX Listing Rules and was not approved by the SWX.

No other representation or warranty, express or implied, is made by Petroplus Holdings AG, the Joint Bookrunners or any of their respective affiliates or advisors as to the accuracy or completeness of the information contained herein, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation by Petroplus Holdings AG or the Joint Bookrunners or any of its or their respective affiliates or advisors as to the past or the future.

None of Petroplus Holdings AG or the Joint Bookrunners or any of its or their respective affiliates are making any representation to any Offeree, holder of Rights or purchaser of the Rights or the Offer Shares offered hereby regarding the legality of an investment by such Offeree, holder of Rights or purchaser under applicable legal investment or similar laws. Each investor should consult with the investor's own advisors as to the legal, tax, business, financial and related aspects of the exercise of Rights and the purchase of the Offer Shares.

In making an investment decision, investors must rely on their own examination of Petroplus Holdings AG, and the terms of the Offering, including the merits and risks involved. Any decision to exercise the Rights or buy the Rights or the Offer Shares should be based solely on this Offering Memorandum and any supplement hereto, taking into account that any summary or description set forth in this Offering Memorandum of legal provisions, accounting principles or comparison of such principles, corporate structuring or contractual relationships is for information purposes only and should not be construed as legal, accounting or tax advice. This Offering Memorandum does not contain all the information that would be included in a prospectus for the Offering of the Rights and the Offer Shares, if such Offering were registered under the U.S. Securities Act or if this Offering Memorandum was a listing prospectus prepared according to the SWX Listing Rules.

In connection with the Offering and subject to the Allocation Directives of the Swiss Bankers Association, each of the Joint Bookrunners and any affiliate acting as an investor for its own account may take up the Rights and the Offer Shares and, in that capacity, may retain, purchase or sell for its own account such securities and any of our securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the Offering. Accordingly, references in this document to the Rights and the Offer Shares should be read as including any offering or placement of securities to the Joint Bookrunners and any affiliate acting in such capacity. The Joint

Bookrunners do not intend to disclose the extent of any such investment or transactions other than in accordance with any legal or regulatory obligation to do so.

Copies of this Offering Memorandum are available free of charge in Switzerland at the offices of Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland (tel: +41 44 333 43 85, fax: +41 44 333 23 88, email: equity.prospectus@credit-suisse.com) and UBS Investment Bank, Prospectus Library, P.O. Box, 8098 Zurich, Switzerland (tel: +41 44 239 47 03, fax: +41 44 239 21 11, email: swiss-prospectus@ubs.com).

Application has been made for the Offer Shares to be accepted for clearance through SIS. It is expected that payment against delivery of the Offer Shares will take place on or about April 30, 2007. No share certificates will be issued, and no share certificates will be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information".

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, RECIPIENTS OF THIS OFFERING MEMORANDUM AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF ANY SUCH RECIPIENT MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE OFFERING AND ALL MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO THE RECIPIENTS RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION TO DISCLOSE SUCH TAX TREATMENT AND TAX STRUCTURE DOES NOT PERMIT DISCLOSURE OF INFORMATION REGARDING THE PRICING (EXCEPT TO THE EXTENT PRICING IS RELEVANT TO THE TAX STRUCTURE OR TAX TREATMENT) OF THE OFFERING.

STABILIZATION

IN CONNECTION WITH THE OFFERING, THE JOINT BOOKRUNNERS AS STABILIZATION MANAGERS (THE "**STABILIZATION MANAGERS**") OR PERSONS ACTING ON BEHALF OF THE STABILIZATION MANAGERS MAY, ON BEHALF OF THE STABILIZATION MANAGERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE SHARES OF PETROPLUS HOLDINGS AG AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZATION MANAGERS (OR PERSONS ACTING ON BEHALF OF THE STABILIZATION MANAGERS) WILL UNDERTAKE STABILIZATION ACTION OR THAT SUCH TRANSACTIONS MAY BE EFFECTED ON THE SWX, IN THE OVER-THE COUNTER MARKET OR OTHERWISE. ALL SUCH ACTIVITIES WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED AFTER A LIMITED PERIOD.

NOTICE TO INVESTORS IN THE UNITED STATES

The Rights and the Offer Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold in the United States, except to QIBs, as defined in Rule 144A, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. The Rights and the Offer Shares may be offered and sold outside the United States to investors in offshore transactions in reliance on Regulation S. Prospective investors are hereby notified that sellers of the Rights and the Offer Shares may be relying on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Rights and the Offer Shares, see "Offering and Sale—Transfer and Offering Restrictions".

The securities offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the Offering or confirmed the accuracy or determined the adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense under the laws of the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This Offering Memorandum is only being distributed to, and is directed only at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), and (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "**Relevant Persons**"). This Offering Memorandum is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Offering Memorandum relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

CERTAIN EUROPEAN ECONOMIC AREA MATTERS

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Joint Bookrunner has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Rights and Offer Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Rights and Offer Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Rights and Offer Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression "offers of the Rights and the Offer Shares" in relation to any Rights and the Offer Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Rights and Offer Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares or the Offer, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN CANADA

Neither the Rights nor the Offer Shares have been or will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Offer Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to the section entitled "Transfer and Offering Restrictions—Canada". The Offer Price is presented in Swiss francs. On April 11, 2007, being the latest practicable date prior to the publication of this Offering Memorandum, CHF 1.00 was equal to CAD 0.94, based on the Bank of Canada noon exchange rate.

ENFORCEMENT OF CIVIL LIABILITIES

Petroplus Holdings AG is incorporated in Switzerland. Some of the members of its board of directors or senior management are not residents of the United States. A substantial portion of its assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Petroplus Holdings AG or those persons or to enforce, outside the United States, judgments obtained against Petroplus Holdings AG or those persons in courts in jurisdictions inside the United States in any action, including actions predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States. In addition, there is doubt as to the enforceability, in original actions brought in courts in jurisdictions located outside the United States, of liabilities predicated upon securities laws of the United States or of any state within the United States. Awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland. In particular, the enforceability in Switzerland of a foreign judgment rendered against Petroplus Holdings AG, its directors and officers, and the persons named in this Offering Memorandum is subject to the limitations set forth in (a) the Lugano Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters of September 16, 1988, (b) such other international treaties under which Switzerland is bound and (c) the Swiss Federal Act on Private International Law (*Bundesgesetz über das Internationale Privatrecht*). In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:

- the foreign court had jurisdiction;
- the judgment of such foreign court has become final and not capable of appeal;
- the court procedures leading to the judgment followed the principles of due process of law; and
- the judgment on its merits does not violate Swiss public policy.

This four-factor test may limit the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. or other non-Swiss courts, of liabilities predicated solely upon the federal or state securities laws of the United States or of such other jurisdictions. In addition, enforceability of a judgment against Petroplus Holdings AG by a non-Swiss court in Switzerland may be limited if Petroplus Holdings AG can demonstrate service of process was not effective. In general, the enforcement of final judgments of U.S. courts in Swiss courts may be costly and time-consuming and may even be unsuccessful.

AVAILABLE INFORMATION

For so long as any of the Offer Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and Petroplus Holdings AG is neither subject to Section 13 or 15(d) of the U.S. Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, it will, upon the request of any such person, furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Information on the website of Petroplus Holdings AG, any website directly or indirectly linked to the website of Petroplus Holdings AG or any other website mentioned in this Offering Memorandum is not incorporated by reference into this Offering Memorandum and prospective investors should not rely on any such website in making their decision to invest in the Offer Shares.

DEFINITIONS

In this Offering Memorandum:

- References to "**Argus**" are to Argus Atlantic Energy Limited or Argus Atlantic Energy Limited together with its consolidated subsidiaries, as the context requires.
- References to "**CAD**" are to the Canadian dollar.
- References to "**euro**" or "**€**" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.
- References to "**EPH**" are to European Petroleum Holdings N.V. or European Petroleum Holdings N.V. together with its consolidated subsidiaries, as the context requires.
- References to "**IFRS**" are to International Financial Reporting Standards.
- References to "**Petroplus**", "**We**", "**Us**" and "**Our**" are to Petroplus Holdings AG or Petroplus Holdings AG together with its consolidated subsidiaries, as the context requires.
- References to "**PPI**" are to Petroplus International B.V. or Petroplus International B.V. together with its consolidated subsidiaries, as the context requires.
- References to "**PRML**" are to Petroplus Refining and Marketing Ltd.
- References to "**pounds sterling**" or "**£**" are to the currency of Great Britain.
- References to "**RIVR**" are to RIVR Acquisition B.V.
- References to "**RIVR Holding B.V.**" are to the former controlling shareholder of Petroplus Holdings AG prior to its initial public offering in November 2006.
- References to "**Swiss francs**" or "**CHF**" are to the currency of Switzerland.
- References to "**U.S. dollars**", "**US$**" or "**$**" are to the currency of the United States of America.

Unless the context otherwise requires, all references to "tons" in this Offering Memorandum are to metric tons. One metric ton represents 1.102 short tons. Solely for the convenience of the reader, such metric data have also been converted into barrels.

Under the caption "Glossary", we have included definitions of certain technical terms used in this Offering Memorandum.

INDUSTRY AND MARKET DATA

We have generally obtained the market and competitive position data in this Offering Memorandum from industry publications and from surveys or studies conducted by third-party sources that we believe to be reliable. Nonetheless, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases we have made statements in this Offering Memorandum regarding our industry and position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Overview", "Business", and "The Acquisition of the Coryton Refinery" and in other sections that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Offering

Memorandum and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. You should not place undue reliance on these forward-looking statements.

Any forward-looking statements are only made as of the date of this Offering Memorandum and we do not intend, and do not assume any obligation, to update forward-looking statements set forth in this Offering Memorandum.

Many factors may cause our results of operations, financial condition, liquidity and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained in this Offering Memorandum.

These factors include among others:

- our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures;
- changes in general economic conditions and capital markets;
- changes in the underlying demand for refined petroleum products;
- the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;
- actions of customers and competitors;
- changes in fuel and utility costs incurred by our facilities;
- the ability to transport crude oil and other feedstocks to our refineries and to transport refined petroleum products to our customers, including maintenance of pipeline access and transportation agreements;
- the execution of planned capital projects and acquisitions;
- the effects and cost of compliance with current and future environmental, economic, health, safety and other laws, policies and regulations;
- our ability to remediate contaminated sites with budgeted amounts;
- operating hazards, natural disasters, casualty losses, marketing activities, terrorist activities and other matters beyond our control;
- change in tax laws or practice;
- our need for significant capital to fund our working capital and acquisition strategy;
- difficulties related to the integration of acquisitions;
- unscheduled or unexpectedly long maintenance shut-downs at our refineries;
- labor disruptions;
- our ability to hedge against currency, commodity and interest rate risks;
- loss of key management; and
- the other factors discussed in more detail under "Risk Factors".

These risks and others described under "Risk Factors" are not exhaustive. Other sections of this Offering Memorandum describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In March/April 2005, RIVR Acquisition B.V. ("**RIVR**") purchased Petroplus International B.V. ("**PPI**"). Subsequent to this purchase, RIVR delisted PPI from the Euronext in Amsterdam. In August 2006, the shareholders of RIVR contributed their shares in RIVR to Argus Atlantic Energy Ltd. ("**Argus**") in return for shares in Argus, resulting in Argus becoming the ultimate parent of RIVR. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR is now a wholly owned subsidiary of Petroplus Holdings AG.

This Offering Memorandum includes audited consolidated financial statements for Petroplus Holdings AG and its subsidiaries as of and for the years ended December 31, 2006 and 2005 (the "**Consolidated Financial Statements**"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("**IFRS**").

In accordance with IFRS, the year ended December 31, 2005 in the Consolidated Financial Statements reflects only the nine months of operations for PPI following RIVR's purchase of PPI.

On May 31, 2006, we purchased European Petroleum Holdings N.V. ("**EPH**"), the holding company for the Belgium Refining Corporation N.V. ("**BRC**") refinery and related wholesale marketing businesses. Therefore, the Consolidated Financial Statements reflect the results of operations and cash flows of EPH only for the period from June 1 to December 31, 2006.

The Consolidated Financial Statements reflect neither our acquisition of the Ingolstadt refinery on March 31, 2007 nor our planned acquisition of the Coryton refinery, which is expected to close in the second quarter of 2007. Therefore, the Consolidated Financial Statements are not indicative of our future results of operations, financial position or cash flows.

In this Offering Memorandum, references to "**EBITDA**" are to net income/(loss) before interest, income taxes, depreciation and amortization. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking net income and adding back income taxes, depreciation and amortization expenses and financial expense, net. We are not presenting EBITDA as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

Certain data contained in this Offering Memorandum, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row.

EXCHANGE RATES

For the convenience of the reader, we have presented conversions of certain non-U.S. dollar-denominated amounts in this Offering Memorandum. We have converted these amounts at the conversion rates used in preparing the Consolidated Financial Statements. You can find information about these conversion rates in Note 2 to the Consolidated Financial Statements.

CONTENTS

SUMMARY	1
RISK FACTORS	15
USE OF PROCEEDS	27
FINANCING TRANSACTIONS	28
MARKET INFORMATION	29
DIVIDEND AND DIVIDEND POLICY	30
CAPITALIZATION	31
DILUTION	32
SELECTED FINANCIAL DATA	33
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
INDUSTRY OVERVIEW	59
BUSINESS	71
THE ACQUISITION OF THE CORYTON REFINERY	91
REGULATION	95
BOARD OF DIRECTORS AND SENIOR MANAGEMENT	100
PRINCIPAL SHAREHOLDERS	109
CERTAIN RELATED PARTY TRANSACTIONS	110
INFORMATION ABOUT THE ISSUER	111
DESCRIPTION OF INDEBTEDNESS	112
DESCRIPTION OF SHARE CAPITAL AND SHARES	116
THE SWX SWISS EXCHANGE	125
OFFERING AND SALE	127
CERTAIN SWISS AND U.S. FEDERAL TAX CONSIDERATIONS	141
ADDITIONAL INFORMATION	148
GLOSSARY	150
INDEX TO FINANCIAL STATEMENTS	F-1

(This page has been left blank intentionally.)

SUMMARY

The following summary is not complete and is to be read together with the more detailed information appearing elsewhere in this Offering Memorandum.

Petroplus

We are one of the largest independent refiners and wholesalers of petroleum products in Europe. We are focused on refining and currently own and operate four refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, the Ingolstadt refinery in Ingolstadt, Germany and the Teesside refinery in Teesside, United Kingdom. We acquired the Ingolstadt refinery from ExxonMobil Central European Holding GmbH (**"ExxonMobil"**) on March 31, 2007. We have also entered into a business sale agreement (the **"BSA"**) with BP Oil U.K. Limited (**"BP"**) to acquire the Coryton refinery and related operations located on the Thames Estuary in the United Kingdom. We also own and operate a bitumen and gasoil processing facility in Antwerp, Belgium. Our existing four refineries have a combined throughput capacity of approximately 405,000 barrels per day (**"bpd"**). Based on information provided by the seller, the Coryton refinery has a crude oil throughput capacity of approximately of 172,000 bpd and can process up to an additional 70,000 bpd of other feedstocks. Full capacity of crude reduces the Coryton refinery's capacity of other feedstocks by 20,000 bpd and vice versa. Following our acquisition of the Coryton refinery, we expect our five refineries to have a combined throughput capacity of approximately 625,000 bpd. We sell our refined petroleum products to distributors and end customers, primarily in Germany, Switzerland, the United Kingdom and the Benelux countries as well as on the spot market.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchasing based on spot-market pricing gives us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC, Cressier and Ingolstadt refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, the Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk crude oil pipeline. This provides us with a cost advantage as it allows the refinery to receive Ekofisk crude oil at the refinery with minimal transportation costs. Our access to pipelines is accommodated by direct and indirect ownership, together with long-term transportation agreements with third parties.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude oil and other feedstocks for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Highly refined petroleum products, known as light products and which typically generate higher margins, including diesel fuel, jet fuel and home heating oil among others, accounted for approximately 73% of our total product volume for the year ended December 31, 2006 (this excludes our acquisition of the Ingolstadt refinery on March 31, 2007 and our planned acquisition of the Coryton refinery).

Our History

1993	PPI is founded.
July 1998	PPI is listed on the Amsterdam Stock Exchange.
May 2000	PPI acquires the Cressier refinery and its associated wholesale marketing business from Shell Switzerland, a wholly owned subsidiary of Royal Dutch Shell plc.
December 2000	PPI acquires the Teesside refinery and its wholesale marketing business from PIP Ltd., a joint venture between Phillips Petroleum Company (now ConocoPhillips) and ICI plc.
March/April 2005	PPI is acquired and taken private by RIVR and delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.

May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
August 2006	We sell or contract to sell Petroplus Tankstorage, a tank storage business; Frisol/Bunkering, a wholesale bunkering and trading business; Oxyde Chemical, a chemicals and plastics trading and distribution business; 4Gas, a liquefied natural gas import terminal and marketing businesses; and other non-core assets.
	Argus and RIVR merge and the combined entity is relocated to Switzerland and renamed Petroplus Holdings AG.
November 2006	Petroplus Holdings AG launches its initial public offering (the **"IPO"**) and its shares are traded on the SWX Swiss Exchange for the first time on November 30.
February 2007	We enter into an agreement with BP to purchase the Coryton refinery in the United Kingdom.
March 2007	We complete our acquisition of the Ingolstadt refinery.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

- We believe that the supply and demand fundamentals for refinery operations in Europe have improved since the late 1990s and will remain favorable.
- We expect the ongoing trend of integrated oil companies seeking to lower their exposure to the western European refining sector will create attractive opportunities to acquire competitive refining capacity.
- We expect that the significant imbalances between demand and supply of different refined petroleum product qualities that have developed in Europe and North America will continue in the next few years and that the price differentials between Europe and North America that result from these product supply and demand imbalances could make long-distance sea transport of refinery products increasingly attractive.
- We expect that products meeting new and evolving stricter fuel specifications could account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels.

Competitive Strengths

We have the following competitive strengths:

- *Track Record of Highly Experienced and Growth-Oriented Management Team.* Our chairman and chief executive officer ("CEO"), Thomas D. O'Malley, and other members of our senior management team are highly experienced and have a proven track record of growth in operations and stakeholder returns in the refining industry through successful refinery asset acquisitions and seamless integration of these acquisitions.
- *Proven Ability to Identify, Execute and Integrate Acquisitions.* We believe that we are at the forefront of successfully identifying and consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006, our acquisition of the Ingolstadt refinery in March 2007 and our announcement of the Coryton refinery acquisition in February 2007.
- *Leading Pure-Play Refiner.* We are a "pure play" refiner able to source our crude oil with spot market arrangements and without the obligation to supply retail outlets and, as a result, are free

to supply our products into distribution channels or markets that we believe will maximize profits.

- *Multi-Site Refining System With Geographic and Cash Flow Diversification.* Our growing portfolio of refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.
- *Strategically Located Refineries with Cost and Supply Advantages.* Our refineries' locations provide key competitive advantages, such as crude and product transportation cost benefits, inland-market product premiums and access to favorable customer markets and to crude oil supplies at attractive prices.
- *Ability to Produce Products Complying with the Latest Environment Requirements.* Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur limit for gasoline and diesel, eliminating the need to divert additional capital to meet these requirements.
- *Export Channel to North America.* We expect that the product supply-and-demand imbalance for gasoline between North America and Europe will result in arbitrage opportunities that we may be able to take advantage of through our portfolio of refinery assets.
- *Flexibility of Crude Supply.* Our refineries have the ability to individually process a variety of crude types, reducing our dependence on any given crude or crude supplier, enhancing our ability to opportunistically purchase crude on the spot market and enabling us to take advantage of the sweet-sour crude differential.
- *Strong Cash Generation, Balance Sheet and Access to Liquidity and Capital.* Our existing refineries are cash generative and are supported by a strong balance sheet and access to long-term liquidity and capital.

Strategy

Our goal is to become the leading independent refiner and supplier of petroleum products in Europe and to be an industry leader in creating value for our stakeholders. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

- *Meaningful Growth Through Acquisitions and Disciplined Internal Capital Investment.* The management team assembled by Thomas D. O'Malley, CEO, has a proven track record of growing businesses through acquisitions, and we intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital.
- *Optimize Production Through Our North Sea System.* We intend to strengthen our ability to optimize production of middle distillates in our North Sea-based refining and processing facilities, which currently consists of the BRC and Teesside refineries and the Antwerp processing facility (the "**North Sea System**"), through interchange of feedstocks and processing capacity. In addition, we believe that successfully integrating the Coryton refinery into our North Sea System will enable our existing refineries and processing facility in the North Sea System to better take advantage of European demand for higher margin refining products, such as middle distillates.
- *Maintain Efficient Capital Structure.* Our business has strong, recurring cash flow streams. We intend to continue to maximize our cash flows by maintaining financial costs at adequate levels, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations.
- *Assets Operated by Highly Experienced Refining Professionals.* Our strategy is to employ highly experienced refining sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our stakeholders.
- *Promote Operational Excellence in Safety and Reliability.* We will continue to promote operational excellence by devoting significant time and resources to improving the safety, reliability and

environmental compliance of our operations and continue to emphasize safety in all aspects of our operations.

- *Commercial Optimization.* To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products.
- *Create an Organization Highly Motivated to Generate Stakeholder Value.* We intend to create an organization in which employees are highly incentivized to enhance earnings, increase cash flows and improve return on capital.

Financing Transactions

The financing transactions consists of:

- the expected offering (the "**Notes Offering**") by our wholly-owned Bermuda subsidiary Petroplus Finance Limited of approximately $1.2 billion in aggregate principal amount of senior notes due 2014 and senior notes due 2017 (collectively, the "**Notes**") with such Notes guaranteed by Petroplus Holdings AG, RIVR, PPI, Petroplus Finance 2 Limited and PRML; and
- the Offering as described in this Offering Memorandum.

These transactions are referred to in this Offering Memorandum as the "**Financing Transactions**".

Recent Developments

The Ingolstadt Acquisition

On March 31, 2007, we completed the acquisition of the holding company for ExxonMobil's refinery located in Ingolstadt, Germany, which we renamed Petroplus Raffinerie Ingolstadt GmbH at closing, together with associated industrial, wholesale and heating-oil marketing operations, for a preliminary purchase price, including working capital and other adjustments, of $627.5 million. The final purchase price is subject to adjustment after the final determination of working capital acquired. We funded the Ingolstadt refinery acquisition by drawing down $562.8 million under our working capital facilities and with $64.7 million of cash on hand.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. The refinery's Nelson Complexity Index, as calculated by NEXIDEA Incorporated ("**Nexidea**"), a consultancy firm for the oil and gas industry, is 7.3. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, a fluid catalytic cracker ("**FCC**") unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power. Ingolstadt represents 4.5% of Germany's refining capacity according to *Oil & Gas Journal*.

Also included in the acquisition is ExxonMobil's Bavarian industrial and wholesale operations; Esso Bayern GmbH ("**Esso Bayern**"), which we renamed Petroplus Bayern GmbH at closing, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck and rail-loading facilities and a depot in Passau, Germany. Additionally, a five-year contractual arrangement has been agreed with Transalpine ("**TAL**") for transportation via the TAL pipeline system.

In connection with the acquisition of the Ingolstadt refinery, we entered into a five-year off-take agreement with Esso to supply its retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil with substantial amounts of jet fuel. This agreement will account for approximately 68% of the Ingolstadt refinery's gasoline production, 59% of its diesel fuel production and 85% of its jet fuel production.

The Coryton Acquisition

On February 1, 2007, we executed the BSA with BP to acquire the Coryton refinery and its related operations located on the Thames Estuary in southeastern United Kingdom. The purchase price is approximately $1.4 billion, plus the value of net working capital to be determined at closing. Our current estimates, based on current market conditions and information provided by BP, value net working capital at approximately $300 million. We expect to fund the acquisition primarily with the net

proceeds from the Offering of the Notes, draw-downs under our working capital facilities and cash on hand.

The Coryton refinery has a total crude oil throughput capacity of approximately 172,000 bpd with an additional capacity to process up to an additional 70,000 bpd of other feedstocks. Full capacity of crude reduces capacity of other feedstocks by 20,000 bpd and vice versa. According to information provided by BP, the refinery has a Nelson Complexity Index of 12.0. Major refinery process units include atmospheric distillation, two vacuum distillation units, diesel hydrotreatment, a catalytic reformer, isomerization penex, isomerization C4, propane deasphalter, an FCC unit, FCC gasoline hydrotreater (SHU), HF alkylation, two sulfur recovery units and a bitumen blower. Coryton represents 11.4% of the United Kingdom's refining capacity according to *Oil & Gas Journal*.

As part of the acquisition of the Coryton refinery, we will enter into a five-year product off-take agreement with BP that will account for approximately 90% of the refinery's gasoline production, 100% of its jet fuel production, 100% of its ULSD production and 10% of its gasoil production in the first year following the acquisition.

We believe we are acquiring a quality refinery at an attractive price that should be accretive to our earnings per share and generate positive cash flow from operations. Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities.

Discretionary Capital Expenditure Program Update

As part of our continual assessment of our discretionary capital expenditure program, further evaluations of this program are in progress in connection with the recent acquisition of the Ingolstadt refinery and the pending acquisition of the Coryton refinery. While management has not made any changes in the discretionary capital program, management is reviewing certain projects at the Teesside refinery in light of the pending acquisition of the Coryton refinery.

Tax Update

For 2007 we are currently estimating an effective tax rate of approximately 12%, excluding non-recurring items. This rate will be applied quarterly and adjusted throughout the year as necessary. In connection with the acquisition of the Ingolstadt refinery on March 31, 2007, we expect to recognize a tax benefit generated from previously unrecognized tax losses. This will result in a tax benefit in the first quarter of 2007.

Supply Agreement

In March 2003, Petroplus entered into a 10-year agreement with Nynas N.V. under which Nynas N.V. acquired the exclusive distribution rights for bitumen produced at Petroplus's Antwerp (Belgium) and Cressier (Switzerland) locations. The agreement also provides Nynas N.V. with a "right of purchase" regarding the bitumen production and marketing activities of any future refining business that Petroplus may acquire, excluding the pending acquisition of the Coryton refinery. Petroplus and Nynas N.V. are re-negotiating terms and conditions with respect to the supply of bitumen products at the Cressier and Ingolstadt (Germany) locations. Negotiations are expected to conclude sometime in the second quarter of 2007.

RIVR Holding B.V.'s Sale of Its Interest in Petroplus Holdings AG

In February 2007, RIVR Holding B.V. informed us that it had sold all of its remaining 21.0% interest in Petroplus Holdings AG through open market transactions.

Risk Factors

You should carefully consider the information under the caption "Risk Factors" and all other information in this Offering Memorandum before making an investment decision.

Summary of the Offering

Offering	The Offering consists of the Rights Offering and the International Offering.
Size of the Offering	The Offering relates to up to 7,600,000 registered shares with par value of CHF 9.18 each. The final number of Offer Shares will be determined by Petroplus Holdings AG and the Joint Bookrunners on April 23, 2007 at the end of the Subscription Period (as described herein). We expect to publish the Offer Price, the number of Offer Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore2/update.pdf. The user login identification name for accessing this website is encore2 and the password is Enc2-1984-2+. The number of the Offered Shares to be sold in the Offering is expected to be published in the electronic media and by press release on or around April 23, 2007, after the closing of trading.
Rights Offering	In the Rights Offering, the existing shareholders of Petroplus will be allocated by Petroplus Holdings AG one Right for each existing Share they hold as at the Record Date referred to below. The exercise of the Rights is subject to certain limitations based on residency. Subject to the satisfaction of certain conditions, the Offer Shares will be subscribed for by the Joint Bookrunners, with an undertaking to deliver them on behalf of Petroplus to holders of Rights duly exercising their Rights, pursuant to applicable restrictions under securities laws and regulations that may apply with respect to US shareholders of Petroplus who do not qualify as QIBs, and certain other shareholders, see "Offering and Sale—Transfer and Offering Restrictions."
International Offering	In the International Offering, the Offer Shares which have not been taken up by exercise of Rights in the Rights Offering are expected to be offered in (i) a public offering in Switzerland and (ii) private placements to institutional investors, including a private placement in the United States to QIBs in reliance on Rule 144A under the U.S. Securities Act. All offers and sales outside the United States will be made in reliance on Regulation S under the U.S. Securities Act. The International Offering may take place only if less than all Rights are exercised during the Subscription Period.
Offer Shares	The Offer Shares will be Shares newly issued by us in a capital increase based on our existing authorized capital. It is expected that on April 24, 2007 the board of directors of Petroplus Holdings AG will resolve on the increase of our share capital. The Offer Shares rank *pari passu* with each other and with all other Shares (see "Description of Share Capital and Shares"). The Swiss issuance stamp tax (*Emissionsabgabe*) on the Offer Shares will be borne by Petroplus Holdings AG.
Offer Price	The subscription price in the Rights Offering will be equal to the offer price in the International Offering (the "**Offer Price**"). The Offer Price will be determined by Petroplus Holdings AG and the Joint Bookrunners after close of the book-building period on the last day of the International Offering Period (as described below) which will be April 24, 2007 on the basis of the number of Offer Shares for which

	Rights have been exercised, investor demand resulting from the book-building procedure, the market price for the existing Shares and general market conditions.
	We expect to publish the Offer Price, the number of Offer Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore2/update.pdf. The user login identification name for accessing this website is encore2 and the password is Enc2-1984-2+. The Offer Price is expected to be published in the electronic media and by press release on the respective dates on which they are determined as well as on or around April 25, 2007, prior to the start of trading.
Book-building Period	From April 17, 2007 to April 24, 2007. The exact time the book-building period ends on April 24, 2007 will be determined by the Joint Bookrunners but will be no later than 16:00 (CET).
Shares	The Shares are fully paid registered shares (*Namenaktien*) of Petroplus Holdings AG with a par value of CHF 9.18 each. See "Description of Share Capital and Shares—Description of the Shares—The Shares."
Rights of Existing Shareholders	In the Rights Offering, subject to the terms and conditions of this Offering Memorandum, existing shareholders of Petroplus Holdings AG may exercise their rights to subscribe pro rata for the Offer Shares at the Offer Price. Subject to the terms and conditions of this Offering Memorandum, existing shareholders will be allocated one Right per existing Share held. Rights will be allocated to shareholders who hold their Shares in custody through a depository bank.
	The Subscription and Purchase Agreement (as defined below) entitles the Joint Bookrunners to terminate the Offering in certain limited circumstances prior to the Closing Date. **If the right to terminate the Subscription and Purchase Agreement is exercised, the Offering will lapse and the allocation of the Rights and any previously purported purchase of Offer Shares will be deemed not to have been made.**
Share Register Record Date ("Record Date")	The Record Date for the allotment of Rights will be April 16, 2007 after close of trading. Only shareholders holding Shares at such time will be allocated Rights. Thereafter, the Shares will be traded ex Rights.
Subscription Ratio	Subject to the terms set out in this Offering Memorandum and in particular the scale back and rounding described in "Offering and Sale—Rights of Existing Shareholders, Record Date, Subscription Ratio, Subscription Period", eight Rights will grant the holder thereof the right to purchase one Offer Share against payment of the Offer Price.
Subscription Period and Exercise of Rights	Subject to applicable laws, rules or regulations, holders of Rights are entitled to exercise their Rights during a period ("**Subscription Period**") starting on April 17, 2007 and ending 12:00 (CET) on April 23, 2007. Holders of Rights must exercise their Rights in order to purchase the Offer Shares by following the instructions of their depository bank.

	Holders of the Rights must exercise their rights before the end of the Subscription Period, which occurs prior to the determination of the Offer Price. Rights not duly exercised prior to the end of the Subscription Period will expire without compensation. The exercise of Rights at the Offer Price is irrevocable and may not be cancelled, modified, rescinded or withdrawn. Each exercise will be effective at the Offer Price, which will be determined by us and the Joint Bookrunners on the last day of the book-building period in the manner described above under "Offer Price."
No Trading of Rights	The Rights will not be listed on the SWX or any stock exchange or regulated securities market. Neither we nor the Joint Bookrunners will facilitate any trading in the Rights.
International Offering Period	The International Offering Period for the International Offering is expected to be from April 17, 2007 to April 24, 2007. The exact time the International Offering Period ends on April 24, 2007 will be determined by the Joint Bookrunners but will be no later than 16:00 (CET).
Use of Unexercised Rights.........	All or part of the Offer Shares as to which Rights have not been exercised will be used for general allocation in the International Offering.
Shares Issued and Outstanding after the Offering	Upon completion of the Offering and assuming the issuance of up to 7,600,000 Offer Shares, the issued and outstanding share capital of Petroplus Holdings AG as recorded in the commercial register will consist of up to 68,636,600 Shares.
Lock-Up......................	We have agreed that, for a period of 90 days after the first day of trading in the Offer Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, directors, consultants and investors pursuant to our stock option plans and shares issued upon the exercise of options granted pursuant to such stock option plans, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offer Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.
	In connection with our IPO, our Senior Managers (as defined herein) entered into an agreement with the IPO's joint bookrunners under which our Senior Managers agreed that, for a period of 360 days from the first day of trading in the shares (which was November 30, 2006), such person will not

	(i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announces its intention to do any of the foregoing without the prior written consent of the IPO's joint bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager), (2) a trust, the beneficiaries of which are the Senior Manager or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization) and/or members of such person's immediate family; provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing does not apply to shares or other securities acquired in open-market transactions after the completion of the IPO.
Payment and Settlement	Delivery of Offer Shares purchased in the Offering will be made in book-entry form only, through the facilities of SIS, Clearstream and Euroclear. No share certificates will be issued and, thus, share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). It is expected that delivery of the Offer Shares will be made against payment of the Offer Price on or about April 30, 2007.
Joint Bookrunners	Credit Suisse, Morgan Stanley Bank AG and UBS Investment Bank.
Stabilization	In connection with the Offering, stabilization measures may be effected by the Joint Bookrunners as the Stabilization Managers on the SWX, the over-the-counter market or otherwise. See "Offering and Sale—Stabilization."
Listing and Trading	Application has been made to and approval has been given by the SWX, subject to certain conditions, to list and trade the Offer Shares on the main segment of the SWX. The listing of the Offer Shares is expected to become effective, and trading in the Offer Shares is expected to commence, on or about April 25, 2007 on the SWX (the "**First Trading Day**"). This document does not constitute a listing prospectus according to the SWX Listing Rules and was not approved by the SWX.
Selling Restrictions	United States, European Economic Area and other countries. See "Offering and Sale—Transfer and Offering Restrictions."
Transfer Restrictions	The Offer Shares will be subject to certain restrictions on transfer as described under "Offering and Sale—Transfer and Offering Restrictions."
Use of Proceeds	We intend to use the net proceeds from the Offering primarily to repay borrowings under our working capital facilities. See "Use of Proceeds."

Dividends	The Offer Shares are entitled to dividends, if any, for the financial year ending December 31, 2007. See "Dividend and Dividend Policy".
Voting Rights	Each Offer Share carries one vote. See "Description of Share Capital and Shares—Description of the Shares—Voting and Transfer of Shares."
Swiss Taxation	Any dividends paid on the Shares will be subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Tax Considerations—Swiss Taxation."
Paying Agent	Credit Suisse
Applicable Law/Jurisdiction	Swiss law/Switzerland
Swiss Security Number (*Valorennummer*) for the Shares	2 775 224
ISIN Number for the Shares	CH0027752242
Common Code for the Shares	027460194
Ticker Symbol of Shares	PPHN
Swiss Security Number (*Valorennummer*) for the Rights	3 049 399
ISIN Number for the Rights	CH0030493990
	Since the Rights will not be traded, there will be no ticker symbol for the Rights.
Amendments and Changes	Any notices containing or announcing amendments or changes to the terms of the Offering or to this Offering Memorandum will be posted on https://www.petroplus.ch/encore2/update.pdf (user login identification name: encore2, password: Enc2-1984-2+), announced through the electronic media in Switzerland and, if required, through publication in the *Neue Zürcher Zeitung* and *Le Temps*.

Expected Timetable

Date for the allocation of Rights (Record Date)	After close of trading on April 16, 2007
Commencement of Subscription Period	April 17, 2007
Commencement of International Offering Period/Book-building Period	April 17, 2007
End of Subscription Period	April 23, 2007, 12:00 (CET)
End of International Offering Period/ Book-building Period	April 24, 2007, by no later than 16:00 (CET)
Pricing and allocation	April 24, 2007
Announcement number of Offer Shares and Offer Price	Prior to start of trading on April 25, 2007
Listing and First Trading Day of Offered Shares	April 25, 2007
Payment of Offer Price against delivery of Offered Shares	April 30, 2007

Summary Financial and Operating Information

The following table sets forth selected financial data and other operating information of Petroplus Holdings AG. The selected financial data in the table are derived from the consolidated financial statements of Petroplus Holdings AG. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements, related notes and other financial information included elsewhere in this offering memorandum.

RIVR purchased PPI in March/April 2005 and subsequently delisted PPI from the Euronext in Amsterdam. Therefore, in accordance with IFRS, the period ended December 31, 2005 in the Consolidated Financial Statements reflects only the nine months of operations for PPI following RIVR's purchase of PPI. You can find adjusted unaudited information about what our results of operations would have been for the year ended December 31, 2005 had PPI been consolidated for the full year under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations".

On May 31, 2006, we purchased EPH, the holding company for the BRC refinery and related wholesale marketing businesses. Therefore, the Consolidated Financial Statements reflect the results of operations and cash flows of EPH for only the period from June 1 to December 31, 2006. You can find adjusted unaudited information about what our results of operations would have been had EPH been excluded from our Financial Statements for all of 2006 under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" and the notes to the Consolidated Financial Statements.

We have pursued a strategy of divesting our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations. This strategy was substantially completed in 2006. As of December 31, 2006, we had received approximately $600 million of proceeds from divestitures in 2006 and 2005. We have recorded the gains from the divestitures of our non-core assets under the line item gain from discontinued operations, net of tax, in our consolidated income statement. You can find more information about the divestiture of our non-core assets under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Sale of Non-Core Assets/Discontinued Operations."

None of the summary financial and operational information set forth below reflects our acquisition of the Ingolstadt refinery on March 31, 2007 or our planned acquisition of the Coryton refinery, which is expected to close in the second quarter of 2007. You can find more information about the acquisition of the Ingolstadt refinery in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "Business—Oil Refining Operations—Ingolstadt Refinery" and about the Coryton refinery in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Coryton Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Coryton Refinery".

For the above-mentioned reasons and the discontinuation of our refining margin hedging program, the summary financial and operational information set forth below is not indicative of our results of operations, financial position or cash flows for subsequent periods.

	Year Ended December 31, 2006[1]	Year Ended December 31, 2005[2]
	($ million, except as noted)	
INCOME STATEMENT DATA (Audited):		
Revenue	$ 6,923.0	$ 4,188.3
Materials costs	(6,376.8)	(3,977.3)
Gross margin	$ 546.2	$ 211.0
Personnel expenses	(115.5)	(56.1)
Operating expenses	(139.8)	(66.5)
Depreciation and amortization	(74.9)	(39.0)
Other administrative expenses	(36.5)	(13.0)
Operating profit	$ 179.5	$ 36.4
Financial expense, net	(85.5)	(51.2)
Financial currency exchange gains/(losses)	4.9	(3.0)
Share of income from associates	0.3	—
Profit/(loss) before income taxes	$ 99.2	$ (17.8)
Income taxes	(25.1)	(10.3)
Net income/(loss) from continuing operations	$ 74.1	$ (28.1)
Gain from discontinued operations, net of tax	369.5	26.5
Net income/(loss) available to minority interests	0.2	1.1
Net income/(loss) available to shareholders	$ 443.4	$ (2.7)
BALANCE SHEET DATA (end of period) (Audited):		
Cash and short-term deposits	$ 91.6	$ 65.9
Total working capital[3]	$ 648.6	$ (225.5)
Total assets	$ 3,014.8	$ 2,452.2
Total long-term debt, including current portion	—	$ 555.3
Total equity	$ 1,555.1	$ 29.8
CASH FLOW DATA (Audited):		
Cash (used in) provided by continuing operating activities	$ (250.7)	$ 77.9
Cash (used in) continuing investing activities	$ (466.6)	$ (340.1)
Cash provided by continuing financing activities	$ 156.1	$ 283.2
Net cash from discontinued operations	$ 598.7	$ 38.5
Capital expenditures for property, plant equipment	$ 68.5	$ 87.4
BRC refinery acquisition expenditures[4]	$ 429.2	—
KEY FINANCIAL DATA (Unaudited):		
EBITDA[5]	$ 259.6	$ 72.4
Net financial debt[6]	$ (91.6)	$ 489.4
Hedging gain/(loss)[7]	$ 182.6	$ (31.3)
KEY OPERATING STATISTICS (Unaudited):		
Throughput (thousands of bpd)[8]:		
Crude unit throughput	192.9	158.7
Other throughput	8.1	1.0
Total throughput	201.0	159.7
Production (thousands of bpd)[8]	201.5	160.2
Refinery operating expenses[9]	$ (139.8)	$ (66.5)

(1) We acquired EPH on May 31, 2006. Therefore, except as otherwise indicated, the data set forth below reflects only 214 days of operations for the BRC refinery.

(2) Includes only nine months of operations for PPI.

(3) Total working capital represents current assets less current liabilities, excluding assets and liabilities held for sale. (Unaudited)

(4) Derived from the Consolidated Financial Statements.

(5) The following table reconciles net income to EBITDA for the years indicated:

	Year Ended December 31, 2006	Year Ended December 31, 2005
	(unaudited) ($ million)	
Net income/(loss) from continuing operations	$ 74.1	$(28.1)
Income taxes	25.1	10.3
Depreciation and amortization	74.9	39.0
Financial expense, net	85.5	51.2
EBITDA	$259.6	$ 72.4

(6) Represents interest-bearing loans and borrowings (including current portion) less cash and short-term deposits.

(7) Represents the gains and losses on refining margin commodity hedges. The audited 2005 figure represents the period from April 2005 until December 2005. Excludes gains and losses on other commodity hedges in relation to price management activities in the ordinary course of business.

(8) To facilitate year-to-year comparability, we have included a full 12 months of data for 2005 for our refining operations.

(9) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include energy expenses; chemical expenses; general and administrative expenses; utilities; maintenance; project expenses; safety, health and environmental costs; and other expenses related to refinery operations.

RISK FACTORS

In addition to the other information contained in this Offering Memorandum, you should carefully consider the risk factors discussed below prior to making a decision to exercise or invest in the Rights or invest in the Offer Shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, you could lose all or part of your investment.

Risks Relating to Our Business and Our Industry

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- political developments and instability in petroleum producing regions such as the Middle East, Russia, Kazakhstan, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis, or at all, under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and

- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil exploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third-party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries or deliver refined products to customers.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

The Teesside refinery is dependent on the adjacent Saudi Basic Industries Corporation ("SABIC") petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and waste water treatment in the SABIC wastewater treatment plant; the provision of crude storage capacity; and for the use of the SABIC jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by SABIC with 12-months' notice. If SABIC were to terminate these agreements, or if SABIC were to become insolvent, the Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

The Cressier refinery receives all of its crude oil feedstock from Fos-sur-Mer through the Société du Pipeline Sud-Européen ("SPSE"), Société Francaise du Pipeline du Jura ("SFPLJ") and Oléoduc du Jura Neuchâtelois S.A. ("OJNSA") spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively.

Our acquisition of the Ingolstadt refinery has further increased our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies on the 465-kilometre-long portion of the TAL pipeline system for the delivery of its crude from the port city of Trieste, Italy. In connection with the acquisition, we entered into a five-year contractual arrangement with TAL for transportation via the TAL pipeline system.

Following our planned acquisition of the Coryton refinery, we will be able to transport the refinery's refined products via the United Kingdom Oil Pipeline ("UKOP") operated by British

Pipelines Agency only through BP's arrangements for accessing the pipeline. In addition, the Coryton refinery currently transports jet fuel via government pipelines and storage system ("GPSS"), a government-owned pipeline system dedicated to jet fuel that is operated by the Oil & Pipelines Agency. If we are unable to transport refined petroleum products from the Coryton refinery through the United Kingdom Oil Pipeline or GPSS, we will have to implement transportation alternatives.

If we are unable to transport crude oil to the Cressier or Ingolstadt refineries through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with SABIC, the SPSE pipeline or TAL, or any of our planned service agreements with BP in relation to the UKOP or with GPSS, are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous European Union ("E.U."), national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on costs.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of renewing the permit for the Teesside refinery and the permits for the operation of the Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for the BRC refinery. In addition, the application for the IPPC permit for the Coryton refinery has been submitted and is currently being reviewed by the authorities.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at the BRC, Cressier, Teesside and Ingolstadt refineries and the Antwerp processing facility relating to known contamination, and we may need to make additional

expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. Similarly, we will need to make expenditures, which could be significant, to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of $20.9 million as of December 31, 2006 in the Consolidated Financial Statements. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report. The Coryton refinery, which we intend to complete the acquisition of in the second quarter of 2007, also has historical soil and groundwater contamination, which could require remedial expenditures in the future. Given the nature of our operations at our refineries and processing facilities, there is a continuing risk of material soil and groundwater impacts that may require material remediation expenditures.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

We are subject to regulations of the European Union in regards to carbon dioxide emissions. There is no assurance that we will not be required to purchase carbon dioxide credits in the market, be levied any fines or experience any operational disruption due to our facilities' carbon dioxide emissions.

In addition to liability for remediation costs and regulatory non-compliance, we may be liable under common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum product spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the new system in the E.U. for registration, evaluation and authorization of chemicals (known as REACH) may affect our operations significantly in the future. We are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as a downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the E.U. or other relevant jurisdictions or that we will have sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of E.U., national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities, which could increase the costs of operating our business.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires have forced the BRC refinery, which we acquired in May 2006, to shut down selected units several times, most recently, in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland, the United Kingdom and Germany, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Africa and North America. Additionally, we purchase the crude oil that we refine predominantly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- our profitability will be affected by fluctuations in currency exchange rates; and
- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

As we operate in multiple jurisdictions, we may be subjected to changes in tax law or practice, which potentially represent a risk to our tax planning.

We are subject to taxation in multiple jurisdictions and are faced with increasingly complex tax laws. The tax laws in these jurisdictions may change or be subject to differing interpretations, possibly with retroactive effect, including the imposition of substantially higher taxes, which could have a material adverse effect on our liquidity and results of operations. Any changes in law or regulations, or a failure to comply with any such laws or regulations, may adversely affect our performance. Because these future changes are unpredictable, we may have difficulty in future tax planning. In addition,

taxing authorities could review and question our tax returns leading to additional taxes and penalties that could be material.

We face significant competition. Increases in global refining and conversion capacity could further increase the competition we face and harm our business.

We face domestic and international competition in the markets in which we participate. With the adoption of higher environmental standards in Europe and the United States and the current historically high level of refining margins, many of our competitors are expected to upgrade their refining facilities, which would increase the competition faced by us in the markets for our particular slate of refined petroleum products. Oil majors, such as BP plc, Exxon Mobil Corporation, Royal Dutch Shell plc and Total S.A., compete with us. Because the oil majors have diverse operations, larger and more complex refineries and/or greater capitalization, they may be better able than us to withstand volatile industry conditions, including shortages of crude oil or refined petroleum products, volatility in prices for crude oil or refined petroleum products or intense price competition at the wholesale level. In addition, oil majors have financial and other resources substantially greater than ours. Competition could cause price reductions, reduce our margins or result in loss of market share for our products and services. This may adversely affect our results of operations.

We need significant capital to fund our working capital and future acquisitions.

We will require significant amounts of capital to fund our working capital and future acquisitions.

We purchase crude oil mostly on the spot and forward markets, and we primarily finance those purchases through short-term working capital facilities. Because prices of crude oil can be volatile, it is crucial for us to have access to these facilities. The availability of funds under our working capital facilities is conditional upon, among other things, our continued compliance with the covenants contained therein. If we fail to meet these conditions and are unable to draw funds under our working capital facilities, our financial condition would be severely impacted. In addition, because most of our working capital facilities accrue interest on a floating-rate basis, increases in base interest rates may negatively impact our financial condition.

We will also be required to make expenditures to repair, maintain and upgrade our facilities. For example, in connection with the renewal of the BRC refinery's operating permit, we are required to refurbish a significant portion of the refinery's tank farm. We expect to complete this refurbishment program in 2008. As of December 31, 2006, we had spent $74.6 million of the $100.7 million of capital expenditures budgeted for the permit extension. We are also required to make significant capital expenditures at the Antwerp processing facility as part of the renewal of its operating permit in December 2006. Based on information provided by BP, the Coryton refinery's budgeted capital expenditures in respect of modifications to the refinery's process-safety management program are currently estimated to be approximately $34 million for the second half of 2007 through 2009. In addition, capital expenditures relating to the IPPC permit extension at Coryton refinery are currently estimated to be approximately $46 million for the second half of 2007 through 2009, based on information provided by BP. In addition, we must continue to make sustaining and turnaround capital expenditures at our four refineries. If we are unable to fund these capital expenditures, our refineries might be unable to produce products that comply with future regulations, have operating permits revoked or otherwise be adversely affected.

Finally, we continually assess potential acquisitions of refining assets that would complement our businesses and expand our refinery and storage capacity. We may elect to fund future acquisitions with equity or debt financing or cash on hand. We cannot assure you, however, that our cash on hand and available debt and equity funding will be sufficient to fund those acquisitions and, in such an event, we might be required to forego attractive acquisition candidates.

Our ability to generate cash flow for our capital expenditures and to generate cash flow and obtain funding for acquisitions will depend on our future performance, which in turn will depend on successful implementation of our business strategies and on general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

We are exposed to foreign currency fluctuations and translation risks.

The cost of our crude oil and other feedstocks are primarily denominated in U.S. dollars and our other operating costs are denominated in local currencies, including euro, Swiss francs and pounds sterling, while our revenues are denominated in U.S. dollars, euro, Swiss francs and pounds sterling.

Our profitability will be affected by fluctuations in the value of the currencies in which we sell our products and services against the currencies in which we pay for oil and other feedstocks. We currently hedge a portion of this transaction related foreign currency exposure. Our borrowings in the future may be denominated in currencies other than the U.S. dollar. There can be no assurance that present or future management of foreign exchange risk is or will be adequate or that exchange rate fluctuations will not have a material adverse effect on our business, results of operations, financial position or liquidity.

We report our financial results in U.S. dollars. Therefore, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries are denominated in currencies other than the U.S. dollar. In preparing our financial statements, we must translate the values of those assets, liabilities, revenues and expenses into U.S. dollars at the applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar against other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

Unscheduled or unexpectedly long scheduled repair, maintenance and turnarounds at our refineries could affect our results of operations. In addition, as refining margins are volatile, it is possible that periods of expected low refining margins during which we undertake scheduled turnarounds could turn out to be high margin periods.

We need to carry out regular maintenance at our refineries. Our refineries are typically shut down every four years for major turnarounds to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. These shut-downs vary in duration depending on the complexity of the refinery and the work to be performed, but typically last between four to five weeks. We also shut down each refinery two years after each major turnaround in order to perform an intermediate turnaround, which typically lasts between three and four weeks. In addition, portions of our refineries may be shut down for shorter periods to perform more limited maintenance, catalyst replacement and capital improvements. We may need to shut down our refineries unexpectedly for repairs and maintenance. For example in the third quarter of 2006, the BRC refinery's throughput was affected by shut downs totaling 20 days for safety and reliability maintenance following a small fire near its crude pumps, in which no one was hurt, and following a few electrical outages. Although we attempt to schedule shut-downs during periods of low refining margins, it is possible that our refineries may be shut down during periods of high margins as a result of, for example, the volatility and unpredictability of refining margins or scheduled shut-downs taking longer to complete than expected.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our refinery operations.

Our operations may be affected by labor disruptions involving our employees and employees of third-party service and product suppliers. The majority of our refinery employees are represented by trade unions under collective bargaining agreements, which are generally renegotiated every two years. While our relationships with the trade unions representing our employees in Belgium, Germany and the United Kingdom are normal, negotiations with these unions have, at times, been difficult. In addition, the Cressier refinery in Switzerland was affected by a third-party work stoppage at the Port of Marseilles in September 2005, which forced the refinery to run at lower rates with suboptimal crude oils for approximately 15 days. We may be affected by strikes, lockouts or other significant work stoppages in the future, any of which could adversely affect our business, financial condition or results of operations.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. We do not know the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, in particular Thomas D. O'Malley, our chairman and chief executive officer, or the inability to hire experienced management personnel could materially adversely affect our operations and financial condition.

Any military strikes, sustained military campaigns or terrorist activity in the areas or regions where we do business could have a material adverse effect on our business, results of operations and financial condition.

Any military strikes or sustained military campaign in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and markets. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness could have a material adverse effect on our financial position and may limit our financial flexibility.

Assuming the application of the net proceeds from the Offering of Notes and the Equity Offering as described in "Use of Proceeds" and the acquisition of the Ingolstadt refinery had taken place on December 31, 2006, our total interest-bearing loans and borrowings as of December 31, 2006 would have been approximately $1,746.1 million. As at that date, our group equity on a pro forma combined basis would have been approximately $2,089.8 million.

Subject to certain restrictions in our bank facilities and other existing and planned debt agreements, we may incur significant additional debt in the future to fund our working capital needs and for other purposes, including possible future acquisitions. We have incurred and will continue to incur substantial short-term debt to fund our working capital needs.

Our substantial debt could have important consequences for us. For example, it could:

- make it more difficult for us to satisfy our debt-service obligations;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our ability to obtain additional financing to fund our capital expenditures, working capital, acquisitions and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to take advantage of significant business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt and greater access to capital resources than we have;
- negatively impact payment terms with our creditors; and
- require us to dedicate a substantial portion of our cash flow from operations to payment of our debt.

In addition, our failure to comply with the covenants and restrictions contained in the agreements governing our indebtedness could trigger defaults under those agreements.

We have significantly reduced our refining margin hedges, which may leave us more exposed to fluctuating refining margins. Our hedging program to minimize the market risk associated with the time difference between our purchases of crude and delivery of such purchases may not be successful.

We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, foreign currency fluctuations and interest rate risks, respectively. The most significant gains and losses relating to our hedging activities generally have been attributable to refining margin hedges. Our material costs were impacted by hedging activities in 2006 and 2005, which resulted in a gain of $182.6 million in 2006 and a loss of $31.3 million in 2005 from refining margin hedges and a gain of $63.4 million in 2006 and a loss of $5.9 million in 2005 from other commodity instruments. We were previously required to maintain certain levels of refining margin hedges in order to comply with our former senior term debt and working capital facilities. Following the IPO in November 2006, we repaid and cancelled our senior term debt and renegotiated our working capital facilities to eliminate these hedging requirements. Following the repayment of the senior term debt and the renegotiation of our working capital facilities, we have significantly reduced the proportion of refining margin hedges going forward. As of

December 31, 2006, we had only limited refinery margin hedges in place. After the remaining open contracts for refining margin hedges are repurchased in 2007, we will have no remaining refining margin hedges in place. Reducing our refining margin hedging activities will leave us more exposed to fluctuations in refining margins in the future.

We intend to continue with our hedging program to minimize the market risk associated with the time difference between our purchases of crude and the actual delivery of such purchases. There can be no assurance that this hedging program will be successful.

Risks Relating to the Ingolstadt Refinery Acquisition, the Planned Coryton Refinery Acquisition and Other Future Acquisitions

The risks associated with the acquisitions of the Ingolstadt and Coryton refineries and their integration, and other future acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate any of these acquisitions into our business.

A substantial portion of our growth is expected to come from acquisitions, including our recent acquisition of the Ingolstadt refinery on March 31, 2007 and our planned acquisition of the Coryton refinery. A principal component of our strategy going forward is to continue to selectively acquire refining assets to increase cash flow and earnings. Our ability to do so will depend upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many other factors beyond our control.

In connection with the recent Ingolstadt refinery acquisition, the planned Coryton refinery acquisition or with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

The recent Ingolstadt refinery acquisition, the planned Coryton refinery acquisition and any other future acquisitions involve risks, including:

- unexpected losses of key employees, customers and suppliers of the acquired operations;
- difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;
- challenges in managing the increased scope, geographic diversity and complexity of our operations; and
- mitigating contingent and/or assumed liabilities.

If we successfully implement our business plan, we expect to grow rapidly through acquisitions. If the pace of our growth continues, it will place a strain on our administrative, financial and operational resources. To manage growth effectively, we will need to control costs, attract and retain highly skilled employees, improve our operating efficiency and enhance our management, financial and reporting systems and procedures.

If we are unable to successfully meet the challenges associated with one or more of our acquisitions, this could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits of the recent Ingolstadt refinery acquisition and the planned Coryton refinery acquisition.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our recent acquisition of the Ingolstadt refinery and our planned acquisition of the Coryton refinery included in this Offering Memorandum is based on information currently available to us and may prove to be incorrect. In addition, we may not realize any anticipated benefits of either of these acquisitions and may not be successful in integrating the acquired assets into our existing business.

Although the information in this Offering Memorandum assumes the consummation of the Coryton refinery acquisition, the consummation is subject to the satisfaction of certain conditions precedent, including review and approval from competition authorities. Our failure to acquire the

Coryton refinery would result in our asset base being smaller than as described in this Offering Memorandum. Accordingly, we would not realize the anticipated benefits we discuss in this Offering Memorandum that are based on our completion of this acquisition.

We have provided limited historical financial and other information about the Ingolstadt and Coryton refineries in this Offering Memorandum. We also have been unable to verify information in this Offering Memorandum relating to these refineries as completely as we would with information produced from our own internal sources.

We have not included in this Offering Memorandum any audited or unaudited historical financial statements for either the Ingolstadt refinery or the Coryton refinery. The Ingolstadt refinery has historically been operated as part of ExxonMobil's central European operations, and the Coryton refinery has historically been operated as part of BP's UK operations. As a result, separate stand-alone financial statements for either of these entities have not been prepared and are not available.

We have included in this Offering Memorandum certain business, operational and other information about the Ingolstadt refinery including, among others, certain projections on throughput, operating expenses, capital expenditures and other revenues. Although we acquired the Ingolstadt refinery on March 31, 2007, we have derived this information largely from information provided to us by the seller of the Ingolstadt refinery and reflects our analyses of such information. We have not been able to verify much of this information by reference to the underlying sources or to the same extent as we would for information produced from our own internal sources. There can be no assurances that actual results for the Ingolstadt refinery will not differ from our estimates.

We have included in this Offering Memorandum certain business, operational and other information about the Coryton refinery including, among others, certain projections on throughput, operating expenses, capital expenditures and other revenues. This information has been derived largely from information provided to us by the seller of the Coryton refinery, and reflects our analyses of such information. We have not been able to verify this information by reference to the underlying sources or to the same extent as we would for information produced from our own internal sources. The seller of the Coryton refinery has not reviewed or approved any of the information contained in this Offering Memorandum regarding the Coryton refinery. There can be no assurances that actual results for the Coryton refinery will not differ from our estimates.

We may be liable for significant environmental costs relating to past and/or future acquisitions.

In connection with acquisitions of refineries, we may become responsible for certain environmental clean-up liabilities or costs. For example, the acquisition agreements for both the Ingolstadt refinery and the Coryton refinery provide that, subject to certain limitations, the sellers will indemnify us only against a certain percentage, on a sliding-scale basis for up to eight years in the case of the Ingolstadt refinery and six years in the case of the Coryton refinery, for various environmental liabilities and costs to the extent such liabilities and costs are related to acts or omissions by the sellers prior to the completion of the acquisition. We have also agreed to indemnify each of the sellers against environmental liabilities and costs to the extent these liabilities and costs are not covered by the sellers' indemnities. There can be no assurances that the sellers will satisfy their obligations under their agreements or that the liabilities and costs in excess of those that the sellers has agreed to reimburse us for will not be significant or that significant liabilities will not arise with respect to the other matters we have assumed or for which we are indemnifying the sellers. Moreover, if either of the sellers were to become insolvent, such seller would be unable to reimburse us for any environmental liabilities. In addition, we may agree to be responsible for these or other types of environmental liabilities in connection with future acquisitions. There can be no assurances that these environmental liabilities and/or costs or expenditures to comply with environmental laws will not have a material adverse effect on our current or future results of operations and financial condition.

The Note Offering may not be successful or consummated.

The Offering of the Rights and the Offer Shares is not conditional on the Notes Offering and the Notes Offering is not conditional on the Offering of the Rights and the Offer Shares. As the Offering of the Rights and the Offer Shares is expected to be consummated prior to the Notes Offering there is no certainty that we will be able to place the Notes at favorable terms and conditions and the final terms and conditions of the Notes might differ substantially from what we or an investors might expect today. Furthermore, it might be that the Notes Offering will not be consummated at all.

Risks Relating to Divested Assets

We have continuing liability for certain obligations relating to divested assets.

We have significant liabilities in relation to the disposal of our non-core assets in recent years. In connection with certain of these disposals, we were required to give indemnities and guarantee certain obligations relating to some of the divested assets. For example, when we sold non-core assets in August 2006, PPI guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the sale. RIVR and PPI entered into three indemnity agreements, with any liabilities to third-party buyers in excess of $32.1 million (€25 million) or after three years from the date of such indemnity agreement being indemnified by PPI. In addition, we have agreed to indemnify RIVR Divestment B.V., a company owned by RIVR Holding B.V., our former controlling shareholder, to the extent the liability for any individual breach of our representations and warranties gives rise to a liability of $641,500 (€500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds $6.4 million (€5.0 million) subject to a cap in the amount of the purchase price of $147.5 million (€115.0 million). There can be no assurance that we will not be required to expend considerable amounts under the indemnities, guarantees and other liabilities we have incurred in connection with prior asset disposals.

Risks Relating to Our Shares and the Structure of the Offering

Purchasers of Offer Shares will experience immediate dilution.

Purchasers of Offer Shares in the Offering will experience immediate and substantial dilution in the net tangible book value per share. Additional dilution is likely to occur upon the exercise of outstanding stock options granted by Petroplus Holdings AG. There is a risk that the dilution might not be recoverable for investors.

Existing shareholders will be diluted in case of failure or inability to exercise their Rights.

Our existing shareholders who fail to duly exercise their Rights by April 23, 2007, 12:00 (CET), or are prohibited by applicable transfer restriction from exercising their subscription rights, will lose the respective subscription rights. As a consequence, such shareholders' proportionate ownership and voting interest in Petroplus Holdings AG will be diluted accordingly.

If we or our Senior Management sell additional Shares after this Offering, the market price of our Shares could decline.

The market price of our Shares could decline as a result of sales of a large number of Shares in the market after this Offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have agreed not to offer or sell, directly or indirectly, any Shares without the permission of the Joint Bookrunners for a period of 90 days following the completion of the Offering, subject to certain exceptions. In connection with our IPO, our Senior Managers agreed not to offer or sell directly or indirectly any Shares without the permission of the IPO's joint bookrunners for a period of 360 days starting on the first day of trading which was November 30, 2006, subject to certain exceptions. Sales of a substantial number of Shares following the expiration of these lock-up periods, or upon permission of the Joint Bookrunners, could cause our share price to fall.

We continually evaluate potential refinery acquisitions. Any other significant acquisitions may require us to issue Shares or securities linked to the Shares to finance all or a portion of such acquisitions. There can be no assurance that those Shares or securities would be issued at an appropriate price and would not cause our share price to fall.

Our ability to pay dividends in the future will depend upon future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors.

The amount of any future dividend payments we may make will depend upon our future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors, including applicable provisions of Swiss law requiring us to maintain certain statutory reserves and of our current and future financing arrangements. Our business is volatile and there can be no assurance that we will have distributable reserves available for dividends in the future.

U.S. holders may not be able to exercise preemptive rights, and as a result may experience substantial dilution upon future issuances of stock.

U.S. holders of Shares may not be able to exercise any preemptive or preferential rights in respect of shares held by them unless a registration statement under the U.S. Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We currently have no intention of filing such a registration statement. As a result, in the future we may sell shares or other securities to persons other than our existing shareholders at a lower price than the shares being sold in this Offering, and as a result U.S. shareholders may experience substantial dilution of their interest in Petroplus Holdings AG.

There is doubt as to the enforceability of civil liability provisions of U.S. federal or state securities laws.

Petroplus Holdings AG is organized under the laws of Switzerland. Some of our directors and executive officers and certain of the experts named herein are neither citizens nor residents of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us, or to enforce against them in U.S. courts judgments obtained in such courts predicated upon civil liability provisions of the federal or state securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liability provisions of the federal or state securities laws of the United States.

U.S. investors generally will suffer adverse U.S. federal income tax consequences if Petroplus Holdings AG is characterized as a passive foreign investment company.

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become a passive foreign investment company ("**PFIC**") for U.S. federal income tax purposes. Whether Petroplus Holdings AG is a PFIC is determined annually, and will depend, among other things, upon the composition of Petroplus Holdings AG's income and assets, the market value of Petroplus Holdings AG's stock and changes in Petroplus Holdings AG's activities and in the assets and gross receipts of subsidiaries in which Petroplus Holdings AG owns at least a 25% interest. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year. You can find a more detailed discussion of the PFIC rules, in "Certain Swiss and U.S. Federal Tax Considerations—U.S. Federal Income Taxation—Passive Foreign Investment Company".

Holders of our shares may be subject to exchange rate risks.

The Shares being issued in the Offering are priced in Swiss francs, and will be quoted and traded in Swiss francs. In addition, any dividends we may pay will be declared and paid in Swiss francs. Accordingly, holders of Shares resident in non-Swiss jurisdictions are subject to risks arising from adverse movements in the value of their local currencies against the Swiss franc, which may reduce the value of the Shares, as well as that of any dividends paid.

USE OF PROCEEDS

Assuming an Offer Price of CHF 89.00 per Offer Share (the closing price of the Shares on the SWX on April 11, 2006) and the sale of the maximum of 7,600,000 Offer Shares, the net proceeds received by us from the sale of Offer Shares in this Offering will be approximately $534.7 million (CHF 651.4 million). In addition, we expect to receive estimated net proceeds of $1,182.0 million (CHF 1,441.3 million) from the Notes Offering after deducting estimated offering expenses. We will use the net proceeds of the Offering primarily to repay borrowings under our working capital facilities. In a first step, the proceeds will be used to subscribe for additional shares of our subsidiary Argus International Limited. We intend to use the expected net proceeds of the Notes Offering to fund the purchase price for our planned acquisition of the Coryton refinery and related supply and distribution assets and to pay related expenses. We intend to fund the remainder of the purchase price of the Coryton refinery acquisition and related fees and expenses with borrowings under our working capital facilities. As the consummation of the Notes Offering is expected to occur after this Offering, there is no certainty that any additional proceeds will be raised by way of the Notes Offering.

The following table sets forth the estimated sources and uses of the proceeds from the sale of Offer Shares and the Notes Offering and reflects the completion of the purchase of the Coryton refinery and related supply and distribution assets:

Source of Funds	($ million)	Uses of Funds	($ million)
Sale of Offer Shares[1]	$ 554.7	Purchase of the Coryton refinery[2]	$1,700.0
Notes Offering[3]	1,200.0	Repay borrowings under working capital facilities	554.7
Drawing under working capital facilities to fund Coryton	538.0	Commissions, fees and estimated other expenses related to the Financing Transactions	38.0
Total sources	$2,292.7	Total uses	$2,292.7

(1) The actual total net proceeds from the sale of Offer Shares in the Offering will depend on the number of Offer Shares issued and actually placed at the Offer Price. This will also determine the amount of commissions to be paid to the Joint Bookrunners.

(2) The purchase price for the Coryton refinery is approximately $1.4 billion, plus the value of net working capital to be determined at closing. Our current estimates, based on current market conditions and information provided by BP, value net working capital at approximately $300 million.

(3) The Notes Offering is expected to consist of approximately $1.2 billion in aggregate principal amount of the Notes to be issued in two tranches: (i) Notes due 2014 and (ii) Notes due 2017. As the consummation of the Notes Offering is expected to occur after this Offering, there is no certainty that any additional proceeds will be raised by way of the Notes Offering.

The Notes Offering is expected to be consummated prior to the closing of the acquisition of the Coryton refinery. The proceeds from the sale of the Notes is not expected to be placed in escrow pending the completion of the acquisition of the Coryton refinery. Consummation of the acquisition is subject to certain customary closing conditions, including review and approval from the relevant competition authorities. If the acquisition is not consummated or if the BSA for the Coryton refinery is terminated, we will not be required to redeem the Notes and expect that we would use the proceeds of the offering of the Notes to fund general corporate purchases, including any future acquisitions. Pending such use of the proceeds, we intend to invest the proceeds in deposits and money market instruments.

FINANCING TRANSACTIONS

The Financing Transactions consist of (1) the Notes Offering; and (2) the Offering of the Rights and Offer Shares as further described in this Offering Memorandum.

The Notes Offering by our wholly owned Bermuda subsidiary Petroplus Finance Limited is expected to consist of approximately $1.2 billion in aggregate principal amount of the Notes to be issued in two tranches: (i) Notes due 2014 and (ii) Notes due 2017. The principal amount of each tranche is expected to be determined at the pricing of the Notes Offering. These Notes are expected to be issued in U.S. dollar denomination. The applicable interest rate for the Notes is also expected to be determined at the pricing of the Notes Offering based upon the market conforming rate at that time, taking into account our credit profile. The Notes Offering is expected to be underwritten by Morgan Stanley & Co. International Limited (to be renamed Morgan Stanley & Co. International plc on April 13, 2007), Credit Suisse Securities (Europe) Limited, UBS Limited, and Barclays Capital, the investment banking division of Barclays Bank PLC (collectively, the "**Initial Purchasers**"). The Offering of the Rights and the Offer Shares is not conditional on the Notes Offering and the Notes Offering is not conditional on the Offering of the Rights and Offer Shares. There is no certainty that we will be able to place the Notes at favorable terms and conditions or that the Notes Offering will be consummated at all. The Notes Offering is conditional on the signing of the purchase agreement (the "**Purchase Agreement**") with the Initial Purchasers and the delivery of customary closing documentation. The Purchase Agreement for the Notes Offering provides that the obligations of the initial purchasers are subject to certain conditions precedent, including the absence of any material adverse change in our business. For more information on the Notes Offering, see "Description of Indebtedness—Notes Offering".

The diagram below depicts, in simplified form, our current corporate structure and certain debt obligations *pro forma* for the Offering of Rights and Offer Shares and the Notes Offering:


Offering
$554.7 million
Petroplus Holdings AG (Switzerland)
Share Pledge
RVR (Netherlands)
Petroplus Finance Limited (Bermuda)[1]
Notes Offering
$1.2 billion
PPI (Netherlands)[3]
Intercompany Loan: $200 million
Intercompany Loan: $1.2 billion
BRC and Ingolstadt refineries[4]
Petroplus Switzerland AG (Switzerland)[4]
PRML[5] (including the Coryton refinery after its acquisition) (UK)
Petroplus Marketing AG (Switzerland)
Intercompany Loans: $800 million
Petroplus Finance 2 Limited (Bermuda)
Guarantors
Intercompany loans and shares to be pledged as security for Senior Notes are in bold

(1) Shares of Petroplus Finance Limited to be pledged by Petroplus Holdings AG as security for the Notes.

(2) Shortly following the closing of the Offering, PPI will sell and/or contribute its interest in PRML to Petroplus Marketing AG.

(3) Refineries owned through subsidiaries of PPI.

(4) Owns the Cressier refinery.

(5) Owns the Teesside refinery through a subsidiary.

MARKET INFORMATION

Since November 30, 2006, Shares have been listed on the SWX. The table below indicates the range of high and low closing share prices paid in CHF for Petroplus Holdings AG's Shares on the SWX since its listing.

Market Data—Highs and Lows of the Closing Share Price

Monthly Highs and Lows	High	Low
	(CHF)	
November 2006 (since November 30)	69.95	69.95
December 2006	78.00	68.50
January 2007	79.70	70.00
February 2007	95.50	85.00
March 2007	88.00	79.90
April 2007 (until April 11)	89.90	85.35

DIVIDEND AND DIVIDEND POLICY

All Offer Shares will have the same dividend rights as our other outstanding Shares. Since our incorporation in Bermuda in February 2006, we have not paid any dividends and do not expect to pay dividends in 2007. While we currently intend to retain our future earnings to finance the improvement and expansion of our business, we intend to implement a cash dividend policy for our Shares in the future. Future dividends on our Shares, if any, will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividends paid on the Shares will be subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Tax Considerations—Swiss Taxation".

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. In accordance with the requirements of Swiss law, we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital, as required by Article 671 of the Swiss Code of Obligations ("CO").

Swiss law requires that the declaration of any dividend proposed by the board of directors be approved at the annual general shareholders' meeting by a majority of the Shares represented at the meeting. In addition, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory requirements and our articles of association (article 728 paragraph 1 of the CO).

Any proposal by the board of directors to declare a dividend, if any, will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax and other legal considerations. We expect that the principal source of funds for the payment of dividends, if any, will be dividends, interest and debt payments received from our current and future subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with applicable law of the relevant jurisdiction. For these reasons, and for the other reasons described above, we can provide no assurances that we will declare and pay any dividends in the future or that, if paid, the dividends will correspond to the policy described above. Payment of any dividends on the Offer Shares will be denominated in Swiss francs.

Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves.

Dividends and similar payments by Swiss companies to certain persons and organizations are currently restricted pursuant to sanctions imposed by the Swiss government.

CAPITALIZATION

The table below sets forth consolidated capitalization and other balance sheet information for us as of December 31, 2006 on an actual basis and on an adjusted basis to reflect:

- the acquisition of the Ingolstadt refinery on March 31, 2007 as though this acquisition had taken place on December 31, 2006; and
- the Notes Offering, the Offering of Rights and Offer Shares, the application of the net proceeds from these offerings as described under "Use of Proceeds" and the acquisition of the Coryton refinery as though such events had taken place on December 31, 2006.

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Offering Memorandum.

	As of December 31, 2006	
	Actual	Adjusted
	(in millions) (unaudited)	
Cash and short-term deposits	$ 91.6	$ 26.9
Existing working capital facilities	$ 0	546.1
Total senior debt	$ 0	**$ 546.1**
Notes offered in the Notes Offering[1]	$ 0	$1,200.0
Total debt	$ 0	**$1,746.1**
Total shareholders' equity	$1,555.1	$2,089.8
Total capitalization	$1,555.1	**$3,835.9**

(1) The Notes Offering is expected to consist of approximately $1.2 billion in aggregate principal amount of the Notes to be issued in two tranches: (i) Notes due 2014 and (ii) Notes due 2017. As the consummation of the Notes Offering is expected to occur after this Offering, there is no certainty that any additional proceeds will be raised by way of the Notes Offering.

You can find more information about the terms of our working capital facilities under "Description of Indebtedness".

DILUTION

Our net tangible book value per share represents:

- our total assets, less intangible assets;
- less total liabilities; and
- divided by the number of our Shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of the Offer Shares in the Offering and the net tangible book value per share of our Shares immediately following the Offering.

After giving effect to the sale of the Offer Shares assuming the Offer Price of CHF 89.00 per Offer Share (the closing price of the Shares on the SWX on April 11, 2006), and the receipt by us of an estimated $534.7 million (CHF 651.4 million) of net proceeds from the Offering, the adjusted net tangible book value as of December 31, 2006 for Petroplus would have been $2,088.8 million, or $30.43 per share. This also represents an immediate dilution of $42.55 per share to new investors purchasing Offer Shares in the Offering. The following table illustrates this per share dilution:

Offer Price per share	CHF	89.00
Net tangible book value per share before the Offering[1]	$	22.64
Adjusted net tangible book value per share after the Offering	$	30.43
Dilution per share to new investors	$	42.55

(1) This calculation is based on total shares of 68,636,600. This represents the total issued shares of Petroplus Holdings AG assuming the sale of the maximum of 7,600,000 Offer Shares.

SELECTED FINANCIAL AND OPERATIONAL DATA

The following table sets forth selected financial data and other operating information of Petroplus Holdings AG. The selected financial data in the table are derived from the consolidated financial statements of Petroplus Holdings AG. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements, related notes and other financial information included elsewhere in this offering memorandum.

RIVR purchased PPI in March/April 2005 and subsequently delisted PPI from the Euronext in Amsterdam. Therefore, in accordance with IFRS, the period ended December 31, 2005 the Consolidated Financial Statements reflects only the nine months of operations for PPI following RIVR's purchase of PPI. You can find adjusted unaudited information about what our results of operations would have been for the year ended December 31, 2005 had PPI been consolidated for the full year under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations".

On May 31, 2006, we purchased EPH, the holding company for the BRC refinery and related wholesale marketing businesses. Therefore, the Consolidated Financial Statements reflect the results of operations and cash flows of EPH for only the period from June 1 to December 31, 2006. You can find adjusted unaudited information about what our results of operations would have been had EPH been excluded from our Financial Statements for all of 2006 under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" and the notes to the Consolidated Financial Statements.

We have pursued a strategy of divesting our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations. This strategy was substantially completed in 2006. As of December 31, 2006, we had received approximately $600 million of proceeds from divestitures in 2006 and 2005. We have recorded the gains from the divestitures of our non-core assets under the line item gain from discontinued operations, net of tax, in our consolidated income statement. You can find more information about the divestiture of our non-core assets under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Sale of Non-Core Assets/Discontinued Operations."

None of the selected financial and operational information set forth below reflects our acquisition of the Ingolstadt refinery on March 31, 2007 or our planned acquisition of the Coryton refinery, which is expected to close in the second quarter of 2007. You can find more information about the acquisition of the Ingolstadt refinery in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "Business—Oil Refining Operations—Ingolstadt Refinery" and about the Coryton refinery in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Coryton Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Coryton Refinery".

For the above-mentioned reasons and the discontinuation of our refining margin hedging program, the selected financial and operational information set forth below is not indicative of our results of operations, financial position or cash flows for subsequent periods.

	Year Ended December 31, 2006[1]	Year Ended December 31, 2005[2]
	($ million, except as noted)	
INCOME STATEMENT DATA (Audited):		
Revenue	$ 6,923.0	$ 4,188.3
Materials costs	(6,376.8)	(3,977.3)
Gross margin	$ 546.2	$ 211.0
Personnel expenses	(115.5)	(56.1)
Operating expenses	(139.8)	(66.5)
Depreciation and amortization	(74.9)	(39.0)
Other administrative expenses	(36.5)	(13.0)
Operating profit	$ 179.5	$ 36.4
Financial expense, net	(85.5)	(51.2)
Financial currency exchange gains/(losses)	4.9	(3.0)
Share of income from associates	0.3	—
Profit/(loss) before income taxes	$ 99.2	$ (17.8)
Income taxes	(25.1)	(10.3)
Net income/(loss) from continuing operations	$ 74.1	$ (28.1)
Gain from discontinued operations, net of tax	369.5	26.5
Net income/(loss) available to minority interests	0.2	1.1
Net income/(loss) available to shareholders	$ 443.4	$ (2.7)
BALANCE SHEET DATA (end of period) (Audited):		
Cash and short-term deposits	$ 91.6	$ 65.9
Total working capital[3]	$ 648.6	$ (225.5)
Total assets	$ 3,014.8	$ 2,452.2
Total long-term debt, including current portion	—	$ 555.3
Total equity	$ 1,555.1	$ 29.8
CASH FLOW DATA (Audited):		
Cash (used in) provided by continuing operating activities	$ (250.7)	$ 77.9
Cash (used in) continuing investing activities	$ (466.6)	$ (340.1)
Cash provided by continuing financing activities	$ 156.1	$ 283.2
Net cash from discontinued operations	$ 598.7	$ 38.5
Capital expenditures for property, plant equipment	$ 68.5	$ 87.4
BRC refinery acquisition expenditures[4]	$ 429.2	—
KEY FINANCIAL DATA (Unaudited):		
EBITDA[5]	$ 259.6	$ 72.4
Net financial debt[6]	$ (91.6)	$ 489.4
Hedging gain/(loss)[7]	$ 182.6	$ (31.3)
KEY OPERATING STATISTICS (Unaudited):		
Throughput (thousands of bpd)[8]:		
Crude unit throughput	192.9	158.7
Other throughput	8.1	1.0
Total throughput	201.0	159.7
Production (thousands of bpd)[8]	201.5	160.2
Refinery operating expenses[9]	$ (139.8)	$ (66.5)

(1) We acquired EPH on May 31, 2006. Therefore, except as otherwise indicated, the data set forth below reflects only 214 days of operations for the BRC refinery.

(2) Includes only nine months of operations for PPI.

(3) Total working capital represents current assets less current liabilities, excluding assets and liabilities held for sale. (Unaudited)

(4) Derived from the Consolidated Financial Statements.

(5) The following table reconciles net income to EBITDA for the years indicated:

	Year Ended December 31, 2006	2005
	(unaudited) ($ million)	
Net income/(loss) from continuing operations	$ 74.1	$(28.1)
Income taxes	25.1	10.3
Depreciation and amortization	74.9	39.0
Financial expense, net	85.5	51.2
EBITDA	$259.6	$ 72.4

(6) Represents interest-bearing loans and borrowings (including current portion) less cash and short-term deposits.

(7) Represents the gains and losses on refining margin commodity hedges. The audited 2005 figure represents the period from April 2005 until December 2005. Excludes gains and losses on other commodity hedges in relation to price management activities in the ordinary course of business.

(8) To facilitate year-to-year comparability, we have included a full 12 months of data for 2005 for our refining operations.

(9) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include energy expenses; chemical expenses; general and administrative expenses; utilities; maintenance; project expenses; safety, health and environmental costs; and other expenses related to refinery operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus Holdings AG Consolidated Financial Statements and the related notes to those financial statements included elsewhere in this Offering Memorandum. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risks Relating to Our Business and Our Industry" and elsewhere in this Offering Memorandum, our actual results may differ materially from those anticipated by these forward-looking statements.

As we acquired the Ingolstadt refinery on March 31, 2007, this refinery's results are not reflected in the Consolidated Financial Statements. Therefore, we have discussed the Ingolstadt refinery separately below under "—Outlook—The Ingolstadt Refinery".

Overview

We are one of the largest independent refiners and wholesalers of petroleum products in Europe. We are focused on refining and currently own and operate four refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, the Ingolstadt refinery in Ingolstadt, Germany and the Teesside refinery in Teesside, United Kingdom. We acquired the Ingolstadt refinery from ExxonMobil on March 31, 2007. We have also entered into a BSA with BP to acquire the Coryton refinery and related businesses located on the Thames Estuary in the United Kingdom. We also own and operate a bitumen and gasoil processing facility in Antwerp, Belgium. Our existing four refineries have a combined throughput capacity of approximately 405,000 bpd. Based on information provided by the seller, the Coryton refinery has a crude oil throughput capacity of approximately of 172,000 bpd and can process up to an additional 70,000 bpd of other feedstocks. We sell our refined petroleum products to distributors and end customers, primarily in Germany, Switzerland, the United Kingdom and the Benelux countries as well as on the spot market.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, the Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk crude oil pipeline. This provides us with a cost advantage as it allows the refinery to receive Ekofisk crude oil at the refinery with minimal transportation costs.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude oil and other feedstocks for each refinery and the off take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

We generated revenues of $6,923.0 million and EBITDA of $259.6 million for the year ended December 31, 2006 on a consolidated basis (which does not include our acquisition of Ingolstadt refinery on March 31, 2007 or our planned acquisition of the Coryton refinery and includes only 214 days of operations of EPH).

Factors Affecting Comparability

RIVR's Purchase of PPI

In March/April 2005, RIVR purchased PPI. Subsequent to its purchase, RIVR delisted PPI from the Euronext in Amsterdam. Therefore, in accordance with IFRS, the year ended December 31, 2005 in the Consolidated Financial Statements reflects only nine months of operations for PPI following RIVR's purchase of PPI. Additionally, in connection with the going-private transaction, PPI repurchased its 10.5% senior notes due 2010, which resulted in an expense of approximately $28.5 million, relating to deferred financing costs associated with the senior notes.

Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, we acquired 100% of the voting shares of EPH, the holding company for the BRC refinery. The purchase price was $506.8 million, plus acquisition fees of $4.4 million. The net cash paid for EPH was $429.2 million, which comprises the purchase price of $511.2 million less $82.0 million of cash acquired. PPI performed a preliminary purchase price allocation as of May 31, 2006, and no intangible assets or goodwill were identified at the time. Once the valuation has been finalized, the preliminary purchase price allocation will be adjusted as necessary. You can find more information on the purchase consideration and the purchase price allocation for EPH in Note 30 to the Consolidated Financial Statements.

Corporate Structure, Initial Public Offering, Extinguishment of Debt

In August 2006, the shareholders of RIVR contributed their shares in RIVR to Argus in return for shares in Argus, which resulted in Argus becoming the ultimate parent of RIVR. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR is now a wholly owned subsidiary of Petroplus Holdings AG. On November 30, 2006, Petroplus Holdings AG completed the IPO of 18.0 million of newly issued shares. In combination with the IPO, RIVR Holding B.V. sold approximately 66.3% of its 94.5% stake in Petroplus Holdings AG in a secondary offering of 22.0 million shares. On December 5, 2006, upon exercise of the over-allotment option, another 6.0 million shares of Petroplus Holdings AG were sold into the market, of which 45.0%, or 2.7 million shares, were provided by Petroplus Holdings AG and the remainder were provided by RIVR Holding B.V. The net proceeds from the offering to Petroplus Holdings AG as well as the proceeds of the RIVR Holding B.V.'s repayment of its note as described below under "—Sale of Non-Core Assets/Discontinued Operations" were used to pay down all of our then outstanding borrowings.

Sale of Non-Core Assets/Discontinued Operations

In August 2006, we sold our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the 4Gas group, which is engaged in developing and operating liquefied natural gas terminals;
- the Petroplus, Milford Haven and German tank storage groups, which are engaged in the provision of tank storage facilities to the oil industry;
- the bunkering group of companies, including the Frisol group, Reinplus van Woerden Holding B.V. and North Sea Petroleum B.V., which are engaged in the wholesale bunkering and trading business; and
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business.

As of December 31, 2006, Petroplus had received approximately $600 million of proceeds from these sales.

In addition, PPI entered into a non-binding memorandum of understanding with 4 Gas B.V. to negotiate the sale of PPI's shares in Dragon LNG and Milford Energy Limited. This transaction closed in February 2007.

You can find additional information about the sale of our non-core assets in Notes 7, 8 and 31 to the Consolidated Financial Statements.

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economics, weather conditions, global and regional political affairs, production levels, the

availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Benchmark Refining Margins

Introduction

In assessing our operating performance, we compare the refining margins (revenue less materials costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that, when multiplied by a throughput number provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the Antwerp-Rotterdam-Amsterdam ("**ARA**") region, while a specific refinery might be located in an inland market where it is able to achieve an inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil, product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product value advantages and disadvantages as compared to the refinery's relevant benchmark.

Our Benchmark Refinery Margins

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/two VGO/one 3.5% fuel oil
Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil

Each of the benchmark refining margins for our refineries is expressed in U.S. dollars per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per-barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

BRC Refinery. The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 research octane number ("RON") gasoline, two barrels of gasoil, two barrels of vacuum gasoil ("VGO") and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of VGO on a c.i.f. basis and 95 RON gasoline, heating oil (as a proxy for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per-barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately $0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Cressier Refinery. The benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 RON gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a proxy for gasoil) and 1% fuel oil, in each case on an f.o.b.

basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per-barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery blends a low volume of MTBE. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately $2.20 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside Refinery. The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oils are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per-barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately $0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices

	Year Ended December 31, 2006	Year Ended December 31, 2005
	(unaudited) ($/bbl)	
Crude Oil		
Dated Brent	$ 65.41	$ 54.51
Urals Differential to Dated Brent	$ 4.24	—(1)
Products Differential to Dated Brent(2)		
Naphtha	$ (1.89)	$ (0.93)
95 RON gasoline	$ 8.87	$ 8.51
ULSD	$ 16.23	$ 18.11
Gasoil(3)	$ 12.13	$ 13.12
1% Fuel Oil	$(19.54)	$(15.01)
3.5% Fuel Oil	$(20.04)	$(18.13)

Source: Bloomberg

(1) Information not relevant for 2005, as we did not acquire the BRC refinery until May 31, 2006.

(2) Average of daily prices for trading days during the relevant period.

(3) Based on the quoted price for heating oil.

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, foreign currency fluctuations and interest rate risks, respectively. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Our material costs were impacted by hedging activities primarily relating to refining margin hedges, resulting in a gain of $182.6 million in 2006 and a loss of $31.3 million in 2005 (nine months from April 2005). As of December 31, 2006, we had limited refinery margin hedges in place. After the remaining open contracts for refining margin hedges are repurchased in 2007, we will have no remaining refining margin hedges in place. We have no plans to continue this refining margin hedging program.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We were previously required to maintain certain levels of refining margin hedges in order to comply with our former senior term debt and working capital facilities. Following the IPO in November 2006, we repaid and cancelled our senior term debt and renegotiated our working capital facilities to eliminate these hedging requirements. Following the repayment of our senior term debt and renegotiation of our working capital facilities, we have significantly reduced the proportion of refining margin hedges going forward. You can find more information about our commodity price risk below under "—Quantitative and Qualitative Disclosure About Market Risks—Commodity Price Risk".

Other Factors

We currently source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchases based on spot market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC, Cressier and Ingolstadt refineries have access, either directly or through pipeline

connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity and chemicals.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and sale of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, we purchased futures/forward contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Our operating results are also affected by safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is managed through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

The following table sets forth selected financial data and other operating information of Petroplus Holdings AG. The selected financial data in the table are derived from the consolidated financial statements of Petroplus Holdings AG. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition" and "Result of Operations". The Consolidated

Financial Statements, related notes and other financial information included elsewhere in this offering memorandum.

	Actual Year Ended December 31, 2006	Actual Year Ended December 31, 2005	Adjusted Year Ended December 31, 2006[1]	Adjusted Year Ended December 31, 2005[2]
	($ million)			
FINANCIAL INCOME DATA:				
Revenue	$ 6,923.0	$ 4,188.3	$ 5,023.5	$ 5,337.8
Materials cost	(6,376.8)	(3,977.3)	(4,564.0)	(5,162.2)
Gross margin	$ 546.2	$ 211.0	$ 459.5	$ 175.6
Personnel expenses	(115.5)	(56.1)	(96.3)	(76.2)
Operating expenses	(139.8)	(66.5)	(115.2)	(85.6)
Depreciation and impairments	(74.9)	(39.0)	(51.0)	(50.1)
Other administrative expenses	(36.5)	(13.0)	(27.1)	(16.8)
Operating income/(loss)	$ 179.5	$ 36.4	$ 169.9	$ (53.1)
Financial expense, net	(85.5)	(51.2)	—[3]	(60.2)
Financial currency exchange gains (losses)	4.9	(3.0)	—[3]	(3.2)
Share of income from equity investments	0.3	—	—[3]	0.3
Net income/(loss) before income taxes	$ 99.2	$ (17.8)	—[3]	$ (116.2)
Income tax (expense)/benefit	(25.1)	(10.3)	—[3]	4.4
Net income/(loss) from continuing operations	74.1	(28.1)	—[3]	(111.8)
Discontinued operations	369.5	26.5	—[3]	27.6
Net income/(loss) available to minority interests	0.2	1.1	—[3]	(0.1)
Net income/(loss) available to shareholders	$ 443.4	$ (2.7)	—[3]	$ (84.1)
OTHER FINANCIAL DATA:				
EBITDA	$ 259.6	$ 72.4	—[3]	$ (5.9)
Hedging gain/(loss)[4]	182.6	(31.3)	—[3]	(117.4)
Net income/(loss) available to shareholders (in $):				
Basic	10.90	(0.09)		
Diluted	10.51	(0.09)		
Weighted average shares outstanding (in million shares):				
Basic	40.7	28.8		
Diluted	42.2	28.8		

(1) Adjusted to exclude the results of operations of EPH for the period from May 31 to December 31, 2006.

(2) Adjusted to include the results of operations of PPI for the period from January 1 to March 31, 2005. The results for the 12 months ended December 31, 2005 were significantly impacted by first quarter losses on refining margin commodity hedges of $86.1 million, which is recorded under materials cost.

(3) Intentionally left blank.

(4) Represents the gains and losses on refining margin commodity hedges. The actual figures for 2005 represents the period from April 2005 until December 2005. Excludes gain and losses on other commodity hedges in relation to price management activities in the ordinary course of business.

	Year Ended December 31, 2006	Year Ended December 31, 2005
MARKET INDICATORS ($ per barrel):		
Dated Brent	$65.41	$54.51
Brent/Urals Differential	4.24	—[1]
Benchmark refining margins		
6/1/2/2/1 benchmark refining margin	0.42	—[1]
7/2/4/1 benchmark refining margin	6.67	7.79
5/1/2/2 benchmark refining margin	2.50	3.79

(1) Not relevant, as we acquired the BRC refinery on May 31, 2006.

	Year Ended December 31, 2006	Year Ended December 31, 2005
	(in thousands of bpd, except as noted)	
KEY OPERATING DATA:[1],[2]		
Selected volumetric and per barrel data[1],[2]		
Total crude throughput:		
BRC[3]	40.9	—[4]
Cressier	62.1	53.4
Teesside	89.9	105.3
Total crude throughput	192.9	158.7
Total other throughout:		
BRC[3]	6.1	—[4]
Cressier	1.7	1.0
Teesside	0.3	—
Total other throughput	8.1	1.0
Total throughput	201.0	159.7
Total throughput (millions of barrels)	73.4	58.3
Gross margin ($ per barrel of total throughput):[2],[5]		
BRC[3]	4.35	—[4]
Cressier	4.99	6.22
Teesside	2.53	3.23
Operating expenses ($ per barrel of total throughput):[2]		
BRC[3]	2.20	—[4]
Cressier	2.25	2.56
Teesside	1.36	1.05

(1) To facilitate year-to-year comparability, we have included a full 12 months of data for 2005 for our refining operations.

(2) While we manage our refinery business, including feedstock acquisition and product marketing, on an integrated basis, the business results shown in this table have been allocated to the individual refineries. We believe that this individual refinery information is helpful in understanding our overall operating results. Since crude oil is often purchased and priced well in advance of the time that it is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may vary significantly from those that would be determined with reference to benchmark market indicators. We manage this price risk on a group-wide basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS.

(3) We acquired the BRC refinery on May 31, 2006. The total throughput for the year ended December 31, 2006 reflects 214 days of operations at that refinery over that period. Total throughput averaged 80,200 bpd during these 214 days of operations.

(4) Information not relevant for 2005, as we did not acquire the BRC refinery until May 31, 2006.

(5) Excludes minimum operating stock and refining margin-hedging activities that are not expected to occur in the future.

2006 Compared to 2005

Overview

Our net income available to shareholders was $443.4 million ($10.51 per diluted share) for the year ended December 31, 2006 as compared to a net loss of $2.7 million ($0.09 per diluted share) for the period ended December 31, 2005. Income from continuing operations was $74.1 million for the year ended December 31, 2006 as compared to a loss from continuing operations of $28.1 million during the period ended December 31, 2005. Our operating income was $179.5 million in 2006 as compared to operating income of $36.4 million in 2005. Operating income included a gain of $182.6 million in 2006 related to refining margin commodity hedges as compared to a loss of $31.3 million in 2005. The increase in our operating income was principally due to 12 months of operations of PPI included in 2006 as compared to nine months of operations included in 2005, as a result of the acquisition of PPI by RIVR in March/April 2005. Additionally, the results of operations for 2006 include the seven months of operations of EPH, which we acquired on May 31, 2006.

Revenue

Our revenue increased $2,734.7 million, or 65%, to $6,923.0 million in 2006 from $4,188.3 million in the nine months ended December 31, 2005. The increase in revenue was mainly attributable to 12 months of operations of PPI included in 2006 as compared with nine months of PPI operations in 2005, the acquisition of EPH on May 31, 2006 and higher refined petroleum product prices during 2006 in comparison to 2005.

Gross Margin

Our gross margin increased $335.2 million, or 159%, to $546.2 million in 2006 from $211.0 million in the nine months ended December 31, 2005. The improved gross margin in 2006 was principally driven by the acquisition of EPH and gains from commodity instruments, partially offset by a decrease in refining margins. The net impact of our refining margin commodity hedge was a gain of $182.6 million in 2006 as compared to a loss of $31.3 million in the nine months ended December 31, 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery decreased 14% and our 5/1/2/2 benchmark refining margin for the Teesside refinery decreased 34% in 2006 compared to 2005. The 7/2/4/1 benchmark refining margin decrease was mainly attributable to decreases in the gasoline and heating oil premiums to Dated Brent combined with the increased discount of 1% fuel oil to Dated Brent. The 5/1/2/2 benchmark refining margin decrease primarily resulted from a decrease in the ULSD premium to Dated Brent by approximately $0.75 per barrel. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged $6.67 per barrel and $2.50 per barrel, respectively, for the year ended December 31, 2006.

Refinery Operations

BRC. For the seven months ended December 31, 2006, the BRC refinery's total throughput rate averaged approximately 80,200 bpd. Following our acquisition of the refinery, we decided to reduce the refinery's throughput rates to carry out an extensive program of catch-up maintenance and training to provide for safe and reliable operations.

Cressier. For the year ended December 31, 2006, the Cressier refinery's total throughput rate averaged approximately 63,800 bpd.

For the year ended December 31, 2005, the Cressier refinery's total throughput rate averaged approximately 54,300 bpd. The rate was restricted primarily due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. For the year ended December 31, 2006, the Teesside refinery's total throughput rate averaged approximately 90,200 bpd. The refinery experienced a reduced throughput rate due to a scheduled maintenance shut down in the month of June 2006.

For the year ended December 31, 2005, the Teesside refinery's total throughput rate averaged approximately 105,400 bpd.

Antwerp Processing Facility. The Antwerp processing facility's results were an operating loss of $11.8 million for 2006 as compared to $12.3 million for 2005. The decrease in the loss in 2006 was largely due to improvement in operations associated with both contracts as well as increased rental income from tank storage.

Personnel Expenses

Our personnel expenses increased $59.4 million to $115.5 million in 2006 from $56.1 million in 2005. The increase in personnel expenses was principally due to an additional three months of operations of PPI in 2006 as compared to 2005, the EPH acquisition and bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of the transfer of our headquarters from the Netherlands to Switzerland.

Refinery Operating Expenses

Our refinery operating expenses increased $73.3 million to $139.8 million in 2006 from $66.5 million in the nine months ended December 31, 2005. The increase is primarily attributable to

12 months of PPI operations in 2006 as compared with nine months of operations in 2005 and the acquisition of EPH on May 31, 2006.

Depreciation and Amortization

Our depreciation and amortization expenses increased $35.9 million to $74.9 million in 2006 from $39.0 million in the nine months ended December 31, 2005. The increase was mainly attributable to an additional three months of PPI operations in 2006 and the acquisition of EPH.

Other Administrative Expenses

Our other administrative expenses increased $23.5 million to $36.5 million in 2006 from $13.0 million in the nine months ended December 31, 2005. This increase was principally due to an additional three months of PPI operations in 2006, costs related to office closures in connection the transfer of our headquarters from the Netherlands to Switzerland and costs related to the closure of the EPH office. In addition, in connection with the relocation of our headquarters and the IPO, we incurred increased consulting costs.

Financial Income/(Expense), Net

Our financial expense, net, increased $34.3 million to $85.5 million in 2006 as compared to financial expense, net, of $51.2 million in 2005. The financial expense, net, in 2006 was mainly due to our write-off of deferred financing costs of approximately $43.0 million, expensed in connection with the repayment of all of our outstanding debt with the proceeds from the IPO and RIVR's repayment of its note to PPI and increases in gross interest expense associated with the additional borrowings in connection with our purchase of EPH. In 2005, in connection with RIVR's purchase of PPI, we repurchased PPI's 10.5% senior notes due 2010, which required us to expense approximately $28.5 million relating to deferred financing costs associated with the notes.

Foreign Currency Exchange Gains (Losses)

Our foreign currency exchange results represented a gain of $4.9 million in 2006 as compared to a loss of $3.0 million in 2005. The gain represents a stronger euro against our other local currencies, the Swiss franc and the pound sterling, in 2006.

Income Tax Expense

Our income tax expense was $25.1 million in the 2006 compared to $10.3 million in 2005. Our effective tax rate was 25.3% in 2006. The income tax expense for 2006 was largely attributable to growth in our operating income during that year. Our effective tax rate in 2006 was negatively impacted by approximately 11%, mainly related to net operating losses ("NOL") not tax-benefited. The NOLs include expenses that are expected to be non-recurring and include, among others, relocation expenses and financing costs.

Liquidity and Capital Resources

Cash Flows

The following table summarizes the cash flow activity for the periods indicated:

	Year Ended December 31, 2006	2005
	(audited) ($ million)	
Cash (used in) provided by operating activities	$(250.7)	$ 77.9
Cash (used in) investing activities	(466.6)	(340.1)
Cash provided by financing activities	156.1	283.2
Net (decrease)/increase in cash and short-term deposits	$(561.2)	$ 21.0
Net cash from discontinued operations	$ 598.7	$ 38.5
Net foreign exchange differences	(11.8)	6.4
Cash and short-term deposits at beginning of period	65.9	—
Cash and short-term deposits at end of period	$ 91.6	$ 65.9

Cash Flows From Continuing Operating Activities

Net cash flows used in continuing operating activities were $250.7 million in 2006 as compared to net cash provided by continuing operating activities of $77.9 million in 2005. Cash flows from operating activities in 2006 were significantly affected by the change in our price-risk management position, primarily related to our refining margin hedges, at year-end 2006 compared to year-end 2005. A decrease in inventory levels, exclusive of EPH, also contributed to the movement in cash from operating activities, mainly driven by lower inventory levels held by the Cressier refinery at year-end 2006. Net cash flow used in operating activities was further influenced in 2006 by a decrease in trade payables, other payables and accrued expenses. This decrease was mainly attributable to a decrease in the amounts owed by us as a result of settlement of corporate hedges in 2006 as compared to prior year, in addition to a decrease attributable to the timing of payments for cargo at sea at the Teesside and Cressier refineries.

Cash Flows From Continuing Investing Activities

Net cash flows used in continuing investing activities were $466.6 million in 2006 as compared to $340.1 million in 2005. On May 31, 2006, we completed the acquisition of the EPH group, which resulted in a net cash outflow of $429.2 million. This outflow was slightly offset by $31.1 million cash received as a result of the transaction in August 2006, in which the shareholders of RIVR contributed their shares in RIVR to Argus in return for shares in Argus and Argus became the ultimate parent of RIVR. Cash used for investing activities in 2005 primarily related to the acquisition of PPI in March/April 2005.

Cash Flows From Continuing Financing Activities

Net cash flows provided by continuing financing activities were $156.1 million for the year ended December 31, 2006 as compared to $283.2 million in 2005. Cash flows from financing activities were mainly impacted by the proceeds received from the IPO in November 2006 and the subsequent repayment of all of our then outstanding debt. Cash provided from continuing financing activities during the nine-month period ended December 31, 2005 was mainly attributable to the increase in long-term liabilities, net of repayments, during 2005.

Net Cash Flows From Discontinued Operations

Net cash flows provided by discontinued operations were $598.7 million in 2006 as compared to $38.5 million in 2005. Cash inflows in 2006 were mainly attributable to proceeds received on the sale of non-core assets in the third quarter in pursuance of our strategy to sell all businesses that were not related to our refinery and wholesale marketing operations.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into four major categories:

Permit related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities. These include process-safety improvements, remediation of historical contamination and installation of equipment to reduce emissions to the environment.

Sustaining capital expenditures include regular, non-permit related capital expenditures we incur to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut-downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

Project-related capital expenditures include capital expenditures for improvements or upgrades to our production facilities that have been identified to provide significant refining margin returns. These projects are expected to either add capacity or increase product yields in higher value petroleum products.

Our total capital expenditures, excluding acquisition expenditures and acquisition of financial leases, are summarized in the following table by major category for the periods indicated:

	Year Ended December 31, 2006	2005
	(unaudited) ($ million)	
Permit-related	$17.2	$ 1.9
Sustaining	35.1	35.6
Turnaround	11.6	9.1
Projects	11.5	—
Total capital expenditures	$75.4	$46.6

You can find additional information about our planned capital expenditures below under "—Outlook—Planned Capital Expenditures".

Summary of Indebtedness

Overview

The following table sets forth our financial indebtedness and cash balances as of December 31, 2006:

	As of December 31, 2006	2005
	(audited) ($ million)	
Term loan facilities[1]	—	411.6
Working capital facilities	—	143.7
Total financial debt	—	555.3
Cash and short-term deposits	91.6	65.9
Net financial debt	(91.6)	489.4

(1) We intend to cancel our term loan facility prior to the completion of the Notes Offering.

In December 2006, we used proceeds from the sale of non-core assets and the IPO to repay all outstanding amounts under a $675 million senior credit facility and under a $130 million second lien

facility. These facilities had initially been entered into when PPI was taken private in April 2005 and had been further increased to finance part of the acquisition of EPH at the end of May 2006.

On March 28, 2007, we drew down $562.8 million under our working capital facilities to fund part of the purchase price of the Ingolstadt refinery.

You can find more information about our material credit facilities and other material financing arrangements, including a description of our plans with respect to such facilities or arrangements, under "Description of Other Indebtedness".

Liquidity

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. We intend to use the net proceeds of the Offering of the Notes to fund part of the purchase price for our planned acquisition of the Coryton refinery and related supply and distribution assets and to pay related expenses. We intend to fund the remainder of the purchase price of the Coryton refinery acquisition and related fees and expenses with borrowings under our working capital facilities and cash on hand. In addition, we intend to use the net proceeds of the Equity Offering to repay draw-downs under our working capital facilities.

Following the acquisition of the Ingolstadt refinery on March 31, 2007, we had $562.8 million of indebtedness outstanding under our credit facilities.

You can find more information about our material credit facilities and other material financing arrangements, including a description of our plans with respect to such facilities or arrangements, under "Description of Other Indebtedness".

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2006:

	Payments due by period[1]			
	Total	<1 year	1-5 years	>5 years
	(audited) ($ million)			
Long-term debt obligations[2]	—	—	—	—
Finance lease obligations	$ 33.3	$ 3.3	$ 8.7	$21.3
Operating lease obligations	78.3	13.0	21.0	44.3
Sales obligations[3]	18.2	18.2		
Purchase obligations[3]	3.5	3.5	—	—
Total	$133.3	$38.0	$29.7	$65.6

(1) Excludes the purchase prices for our acquisition of the Ingolstadt refinery and the planned acquisition of the Coryton refinery and related supply and distribution assets.

(2) We used the net proceeds received from the IPO in November 2006, the proceeds from RIVR Holding B.V.'s repayment of its note to PPI and proceeds from the sale of non-core assets to repay all of an outstanding borrowings.

(3) Represents contractual obligations for future crude oil term sales and purchases. These obligations were calculated using information current as of December 31, 2006 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had letters of credit in the amount of $612.7 million and other guarantees in the amount of $94.2 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

Outlook

The discussion below contains forward-looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations, which are discussed in "Forward-Looking Statements" and elsewhere in this Offering Memorandum. The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we only recently acquired the Ingolstadt refinery. As a result, the forecasted information relating to the Ingolstadt refinery is subject to change. We also do not currently own the Coryton refinery and have not operated this refinery. As a result, the forecasted information relating to the Coryton refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

The Recent Acquisition of the Ingolstadt Refinery

On March 31, 2007, we acquired ExxonMobil's refinery and related operations located in Ingolstadt, Germany.

Because the Ingolstadt refinery has historically been operated as part of the much larger ExxonMobil Corporation, financial statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our other refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin benchmark. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per-barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Scheihallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged $1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and production volumes under "Business—Oil Refining Operations—Ingolstadt Refinery".

In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The Planned Acquisition of the Coryton Refinery

On February 1, 2007, we entered into the BSA with BP to acquire the Coryton refinery and related operations located in the United Kingdom. This acquisition is expected to close in the second quarter of 2007. There can be no assurances that the acquisition will be completed.

Because the Coryton refinery has historically been operated as part of the much larger BP organization, detailed financial statements are not available for the refinery.

As the performance of the Coryton refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 5/2/2/1 refining margin. This benchmark refining margin is calculated by assuming that five barrels of the benchmark Dated Brent crude oil are converted to two barrel of 95 RON gasoline, two barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 5/2/2/1 benchmark refining margin.

We believe the Coryton refinery's realized gross margin on a per-barrel basis has historically differed from the 5/2/2/1 benchmark refining margin due to the following factors:

- The Coryton refinery processes primarily sweet crude oil from the North Sea region, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 10% of total throughput. The remaining throughput consists of other feed and blendstocks, typically straight-run fuel oil. These other throughputs have historically priced at a discount to Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the Coryton refinery have historically averaged approximately $1.50 per barrel of throughput.
- The Coryton refinery's production yields differ from the yields in the 5/2/2/1 benchmark refining margin.
- The Coryton refinery's actual production volumes are lower than those reflected in the 5/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

In addition to its refining revenues, the Coryton refinery generates revenues from tank rental and compulsory reserves. In addition, the Coryton refinery will provide for synergies in our North Sea System. You can find additional information about these synergies below under "—Discretionary Capital Expenditures and Synergies."

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that the refining industry will perform well in 2007, absent any unexpected changes and subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 6/1/2/2/1 benchmark refining margin for the BRC refinery, 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 10/1/3/5/1 benchmark refining margin for the

Ingolstadt refinery and 5/2/2/1 benchmark refining margin for the Coryton refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries (including our pending acquisition of the Coryton refinery) as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than scheduled maintenance shut-downs as described below.

BRC Refinery

We expect the BRC refinery's total throughput during the first quarter of 2007 will be approximately 80,000 bpd. This throughput rate reflects management's decision to carry out extensive catch-up maintenance and enhanced training at the BRC refinery. We expect the refinery's full-year total throughput rate will be approximately 80,000 bpd to 90,000 bpd in 2007. This throughput rate reflects a significant scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut down for up to 45 days.

Cressier Refinery

We expect the Cressier refinery's total throughput rate during the first quarter of 2007 will be approximately 61,000 bpd to 64,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's total throughput rate during the first quarter of 2007 to be approximately 95,000 bpd to 105,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd.

Coryton Refinery

Based on our analysis of the Coryton refinery's current configuration and operations, we expect the Coryton refinery's throughput rate in 2007 will be approximately 200,000 bpd to 210,000 bpd.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strategic petroleum reserves throughout Europe. We estimate that we will generate approximately $10 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt and Coryton refineries. We expect other revenues contributed by activities, included in the Ingolstadt and Coryton acquisitions, assuming nine months of Ingolstadt operations and six months of Coryton operations, to be approximately $10 million for 2007.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 are expected to be about $160 million combined for the BRC, Cressier and Teesside refineries, excluding those related to the Ingolstadt and Coryton refineries. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between $60 million to $65 million in 2007 for operations in the nine-month period ended December 31, 2007. Based on our analysis of the Coryton refinery, we estimate that refinery operating expenses will be approximately $120 million in 2007 for six months of operations following successful completion of the acquisition. These refinery operating expense estimates include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, comprised of non-refinery personnel and other administrative expenses, excluding any 2007 incentive compensation, to be approximately $55 million in 2007. Our non-refinery personnel expenses are subject to increase in 2007 based on the number of our non-refinery employees and our financial performance. Our incentive compensation expense for 2007 will be based solely on our achievement of earnings per share results.

Depreciation and Amortization

We expect depreciation and amortization expenses to be approximately $140 million for 2007. This includes a full-year of depreciation of EPH assets, nine months of depreciation for the Ingolstadt refinery and six months of depreciation for the Coryton refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life between two and five years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

We expect that our net interest for borrowings under the working capital facilities will have a blended rate of the published LIBOR rate plus approximately 1.00%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities. In addition, in connection with financing our potential acquisitions, we expect that interest expense will increase based on future indebtedness.

Income Taxes

For a description of our expected effective tax rate for 2007, see "Summary—Recent Developments—Tax Update".

Capital Expenditures

We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions, to be $146 million for the year ending December 31, 2007. We completed the acquisition of the Ingolstadt refinery on March 31, 2007 for a purchase price, including working capital and other adjustments, of $627.5 million. Additionally, we expect to spend $1.4 billion, plus the value of net working capital, to complete the acquisition of the Coryton refinery in the second quarter of 2007. Our current estimates, based on current market conditions and information provided by BP, value the Coryton refinery's net working capital at

approximately $300 million. The following table summarizes our budgeted capital expenditures, excluding future acquisitions, for the year ending December 31, 2007, by major category:

Planned Capital Expenditures

	Year Ending December 31, 2007[1]
	($ million)
Permit-related	$ 28.0
Sustaining	50.0
Turnaround	22.0
Projects[2]	46.0
Total capital expenditures	**$146.0**

(1) Excludes budgeted capital expenditures for the Ingolstadt and Coryton refineries, which are estimated to be approximately $70 million combined for nine and six months of operations, respectively.

(2) Project related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher value light products at our refineries as well as IT projects.

Discretionary Capital Expenditure Plan and Estimated Synergies

Discretionary Capital Expenditure Plan

Included in our forecasted project related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. In total, these projects, which do not include any projects related to the Coryton refinery, are expected to cost about $200 million with expected returns of approximately $100 million annually thereafter. We expect to put our currently planned group of projects into service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the year ending December 31, 2007, including those related to the acquisitions of the Ingolstadt and Coryton refineries, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization ("TIP") improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shut down in 2007 at a total cost of less than $1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. Based on our estimates, this project is expected to cost approximately $15 million, of which $5 million was spent in 2006, and is also planned to be completed during the scheduled turnaround in 2007.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to de-bottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately $60 million through 2009. These projects are expected to increase the Cressier refinery's throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Ingolstadt Refinery

Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement at the Ingolstadt refinery. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. The remaining expenditures for the project are currently expected to amount to approximately $5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, the 1,000ppm heating oil project is expected to cost approximately $15 million and is expected to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low-sulfur heating oil. The cost of this project is estimated to be approximately $9 million and to be completed in 2007. Following the implementation of the 1,000ppm heating oil project, the refinery former reactor will be available for increased production of ULSD, which is expected to increase the refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third-party company to produce bio-diesel blending components. The third party would bear the cost of constructing a production plant for bio-components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completed in 2008.

Teesside Refinery

At the Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately $20 million to $30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage will be installed to accommodate the higher sulfur content feedstocks. Based on our estimates, this project will cost approximately $80 million by the time it is placed in service during the refinery's scheduled turnaround in 2008.

Antwerp Processing Facility

We are planning to improve the Antwerp processing facility's sulfur recovery ability. By improving sulfur recovery, the facility's desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm USLD. This will provide additional gasoil-hydrotreating capability for midstream feedstocks sourced from other locations in our North Sea System. We expect this project to cost approximately $2 million and to be completed in 2007.

Following completion of the Coryton acquisition, our discretionary capital expenditures will be subject to review and further evaluation.

Estimated Synergies

We have identified a number of synergistic processes that are expected to return incremental earnings to our North Sea System under certain assumptions. We plan to send about 7,000 bpd of low-sulfur straight-run fuel-oil produced at the Teesside refinery to the Coryton refinery to be used as a feedstock. This would allow the Coryton refinery to utilize more sour crude oils on about 20% of the refinery's total throughput and, in turn, to send about 14,000 bpd of intermediate feedstocks to the BRC refinery and the Antwerp processing facility. Additionally, we plan to enhance distillate production at the Antwerp processing facility by shipping about 20,000 bpd of high-sulfur gasoil from the BRC and Coryton refineries to the Antwerp processing facility. The goal of this interchange of

feedstocks and processing is to increase the yield of middle distillates. These synergies are part of our initial review of the North Sea System and are subject to review and further evaluation. Following completion of the Coryton refinery acquisition, the synergy processes and earnings contribution will be reviewed and subject to further evaluation.

Quantitative and Qualitative Disclosure about Market Risk

General

The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk

Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum products, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the U.S. dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the U.S. dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in U.S. dollars as well as euro, Swiss francs and pounds sterling.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in euros, Swiss francs and pounds sterling and then translated into U.S. dollars for inclusion in our financial statements. Thus, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a negative affect on our revenues as reported in U.S. dollars. Conversely, a decline in the value of the euro, Swiss francs or pounds sterling against the U.S. dollar will have a positive effect on our expenses as reported in U.S. dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated in not only in U.S. dollars but also in euro, Swiss francs and pound sterling. Accordingly, the relative movements of the exchange rate of the U.S. dollar against any of these non-U.S. dollar currencies can significantly affect our results of operations.

In connection with our acquisitions of the Ingolstadt and Coryton refineries, we will incur U.S. indebtedness at some non-U.S. dollar subsidiaries. As a result, a decrease in the value of any non-U.S. dollar currency against the U.S. dollar will result in a decrease in the U.S. dollar value of the relevant non-U.S. dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the U.S. dollar will result in an increase in the U.S. dollar value of such indebtedness.

Interest Rate Risk

As of December 31, 2006, we did not have any borrowings. As we borrow in the future on our working capital facilities, we will be subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of December 31, 2006, we had no interest rate swaps.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees, letters of credit, or similar credit mitigation instruments.

Critical Accounting Judgments and Estimates

General

The preparation of our financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require more subjective judgment by our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined product to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to International Accounting Standards ("IAS") 39 *Financial Instruments: Recognition and Measurement*. This is due to management's determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Environmental Costs

We provide for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Such provisions are adjusted as further information develops or circumstances change. Costs of future expenditures are not discounted to their present value, as the timing of cash payments can not be reliably determined.

Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income

depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining First-In, First-Out ("FIFO") Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contracts and freight costs, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write down of crude oil or refined petroleum products to its net realizable value is made. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

Impairment of Assets

In accordance with IAS 36 *Impairment of Assets*, at each balance sheet date, the Company performs an assessment to determine whether there are any indications of impairment. If indications of impairment exist, an impairment test is performed to assess the recoverable amount of the assets. Based on management's assessment, there were no indications of impairment at year end.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to the Cressier refinery. In the course of evaluating that contract under International Finance Reporting Interpretation Committee 4 *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

INDUSTRY OVERVIEW

Introduction

Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable finished petroleum products, such as diesel fuel, gasoline and home heating oil. Refining is primarily a margin based business where both the feedstocks and refined petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks and converting them into finished petroleum products.

The oil refining industry operates in a global business environment. There is worldwide demand for crude oil, other feedstocks and refined petroleum products, all of which are transported at relatively low costs by sea and by pipeline between geographic regions. There are 658 oil refineries worldwide, with approximately 102 operating in western Europe.

The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the cost of crude oil. By way of demonstrating the improved industry environment, the Northwest European crack spread, as an indicator of margins for individual refineries operating in the Antwerp Rotterdam Amsterdam ("ARA") region, averaged $2.95 per barrel between 1992 and 1999. As a result of the improvement in underlying industry fundamentals, these spreads averaged $7.47 per barrel from 2000 to 2006. In the first quarter of 2007 these favorable conditions continued. The following chart shows the Northwest European 2/1/1 crack spread per barrel since 1992, together with the average crack spread per barrel for the periods from 1992 to 1999 and from 2000 to 2006:

Northwest European Refining Margins: 1992-2006



$/bbl
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Average 1992-1999: $ 2.95 bbl
Average 2000-2006: $ 7.47 bbl
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
■ Bloomberg NWE Cracking US$/bbl (Ticker: CRKS211B)

Source: Bloomberg.

The European oil refining industry is currently characterized by capacity shortages, high utilization rates, increasing demand for specialized refined petroleum products, especially ULSD, and increasing supplies of lower cost sour crude oils. The overview below explains the basics of the refining process and certain factors that influence our industry.

Refining Basics

Refineries are uniquely designed to process specific crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

- separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;
- chemically convert the separated hydrocarbons into more desirable products; and
- treat the products by removing unwanted elements and compounds.

Each step in the refining process is designed to maximize the value of the refined petroleum products produced.

Below is a description of refinery conversion units. Not all refineries possess each of these units.

Distillation. The first refinery units to process crude oil are typically the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and liquefied petroleum gas ("LPG"), vaporize and exit the top part of the atmospheric distillation unit. Medium boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher boiling liquids, such as fuel oils, and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher value products or are sent to storage tanks for sale to customers.

Conversion. The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking", a process that breaks, or cracks, higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the visbreaking unit, the coker, the hydrocracker and the FCC unit. Thermal cracking is accomplished in the visbreaking unit and/or the coker. The visbreaking unit receives heavy residuum feedstock from the crude distillation units and transforms it at high temperature into lighter products such as gasoline, naphtha, kerosene and distillates. The remaining heavy residuum from the visbreaker has a lower viscosity than the heavy residuum from the crude distillation unit, which means that fewer diluents have to be added to be able to use the residuum as fuel oil. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC. Hydrocrackers receive feedstocks from cokers, FCCs and crude distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude distillation units and coker into LPG, gasoline and distillates by applying heat in the presence of a catalyst. A FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

Reforming. The production of light distillates is performed in a refinery's continuance catalyst regeneration unit. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

Removal of Impurities. Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals, and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil

The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour):

- *Density.* The less dense the crude, the lighter and thinner it is. Conversely, the more dense the crude, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees". The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.
- *Sulfur content.* Crude is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

The terms light, medium and heavy when used in reference to crude oils refer to their API gravity, and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil. Light sweet crude oils typically are more expensive than heavy sour crude oils because they require less treatment and, therefore, lower operating costs to produce a slate of products with a greater percentage of higher value, light refined products. Heavy and sour crude oils produce a greater percentage of lower value products with simple distillation and require additional processing and higher operating costs to produce the higher value, light refined products. In seeking to maximize their refining margins, refiners strive to process the optimal mix, or slate, of crude oils through their refineries, depending on each refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils.

Industry Terminology

Crack Spreads

Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. The "2/1/1" crack spread assumes two barrels of crude oil will be converted, or "cracked", into one barrel of gasoline and one barrel of diesel fuel. Average 2/1/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. In Europe, the crude oil used to calculate crack spreads is Brent blend for northwest Europe, and Urals, also referred to as Russian Export Blend Crude Oil or "REBCO", for the Mediterranean region.

Actual refinery margins vary from the 2/1/1 or other reference crack spread due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crudes

Oil prices and quality are usually stated by reference to certain benchmarks, including:

- *Dated Brent* is the price of all ready shipments of Brent blend, a light sweet North Sea crude oil. Brent blend has a gravity of approximately 38° API and sulfur content of approximately 0.4%. Most of the Brent blend is refined in northwest Europe, but significant volumes are also shipped to the United States and the Mediterranean region. Oil production from Europe, Africa and the Middle East flowing west tends to be priced off the Dated Brent benchmark. According to the International Petroleum Exchange, this benchmark is currently used for pricing of two-thirds of the world's internationally traded crude oil supplies. Brent blend has a rolling price assessment based on the physical Brent Forties Oseberg crude oil cargoes loading not less than ten days forward and loaded f.o.b. at the named port of shipment.
- *West Texas Intermediate* ("WTI"), the benchmark for North American crude oil, is lighter and sweeter than Brent. WTI has a gravity of approximately 40° API and sulfur content of approximately 1.2%.
- *Urals*, the Russian benchmark crude oil, is a medium sour crude oil. Urals is a mixture of several crude oil qualities transported for export and domestic Russian use via the Russian crude oil transportation system. Urals has a gravity of approximately 32° API and sulfur content of approximately 1.2%. The spot price of Russian Export Blend is reported at Augusta, Italy, and Rotterdam, the Netherlands, the two primary delivery points.

Sweet/Sour Differential

The sweet/sour differential is the price differential between sour and light sweet crude oils. In the European context, this term generally refers to the price differential between Urals and the Brent blend. Urals crude oil, being a heavier and more sour crude than Brent blend, typically trades at a discount to Brent blend. The price differential has increased in recent years as a consequence of the increase in the production of sour crude oil, demand for light petroleum products and demand for sweeter crudes due to more stringent sulfur content regulations for gasoline and diesel fuel.

Product Differentials

Because refineries produce many other products that are not reflected in crack spreads, product differentials to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel, and relatively low volumes of by-products, such as LPG, residual fuel oil, petroleum coke and sulfur.

Operating Costs

Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy.

Refinery Products

The main refinery products, not all of which we produce, are as follows:

Petroleum Gases. Petroleum gases are the lightest products of the refining process, primarily consisting of methane, ethane, propane and butane. Their primary uses include heating and use as an intermediary in petrochemical manufacturing processes. Petroleum gases are often liquefied under pressure to create LPG, consisting primarily of propane and butane, for use as a fuel and an intermediate material in the petrochemical manufacturing process.

Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene and isobutylene, are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemicals are produced for use as solvents, including benzene, toluene and xylene.

Gasoline. One of the most significant refinery products is motor gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

Naphtha. Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry, for catalytic reforming and in the production of hydrogen.

Middle Distillates. Middle distillates are diesel fuels, heating oils and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating and oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking and space heating, lighting, solvents and for blending into diesel fuel.

Fuel Oil. Fuel oils are petroleum products that are used as fuels for home heating and industrial and utility boilers.

Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

Petroleum Coke. Petroleum coke, a by-product of the coking process, is almost pure carbon and has a variety of uses. Fuel-grade coke is used primarily by power plants as fuel for producing electricity.

Premium grades of coke, low in sulfur and metal content, are used as anodes for the manufacture of aluminum.

Niche refined petroleum products. Various refined petroleum products are produced in relatively small quantities such as base oils, biofuels, MTBE, ETBE, TAME and other refined petroleum products. These products are commonly used as blending components for transportation fuels or for lubricants.

Industry Characteristics

Refinery Complexity

Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value added products. The configuration of complex oil refineries is typically oriented towards the production of gasoline (catalyst cracking), whereas the configuration of others is oriented towards the production of middle distillates (thermal conversion and/or hydrocracking). Refinery complexity is commonly measured by the Nelson Complexity Index. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput. The average Nelson Complexity Index rating for refineries in western Europe is approximately 7.2.

Refinery Locations

The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via sea tanker vessels, pipelines, rail or tank trucks. Refining companies seek to maximize their profits by placing their products in the markets where they receive the highest netbacks. Due to their lower logistics costs, oil refineries located in coastal areas typically have a competitive advantage over oil refineries located inland in sourcing crude oil supplies. Nevertheless, certain inland refineries with niche market positions may also have significant competitive advantages. Oil refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and satisfying local demand.

Ownership of Refineries

Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream activities, or refining, marketing and other operations, such as gas, petrochemicals, power, and transportation operations.

An independent refiner has no source of proprietary crude oil production; it purchases its feedstocks on the open market under term or spot contracts.

Refiners primarily distribute their products through either wholesale or retail channels. Oil refining companies that operate as wholesalers principally sell their refined petroleum products under term and spot contracts to their customers. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets.

In recent years, integrated oil companies have sought to lower their exposure to the western European refining sector through divestments and rationalization of their refining portfolio. We believe this trend will continue.

Industry Trends

Limited Oil Refining Capacity

The global demand for refined petroleum products has grown faster than refining capacity for those products in recent years. According to the *2006 BP Statistical Review of World Energy*, while

refining capacity in the European Union decreased approximately 23% from 19.2 million bpd in 1981 to 14.8 million bpd in 2005, demand for refined fuels increased 11.3% from 4.8 billion barrels to 14.8 million barrels over the same period.

The following chart sets forth global oil refining capacity and global refined petroleum product demand and supply from 1966 through 2005:

Global Oil Refining Capacity and Product Demand and Supply: 1966-2005



('000s bpd)
90,000
80,000
70,000
60,000
50,000
40,000
30,000
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2005
Global Product Supply
Global Refining Capacity
Global Product Demand

Source: 2006 BP Statistical Review of World Energy.

The oil refining industry was characterized by overcapacity throughout the 1980s and much of the 1990s, resulting in lower investment in additional refining and conversion capacity. Although global refining capacity began to rise again during the late 1990s, particularly in Asia, Africa and the Middle East, this was offset by refinery closures in western Europe and the United States. The number of refineries in operation in western Europe declined from 158 in 1981 to 102 in 2006 and in the United States from 303 to 131 during the same period. These closures typically involved inefficient, small scale and technologically weak refinery assets. Since the 1980s, instead of directing investment towards the construction of new refineries, western European and U.S. refiners have been directing investment towards expanding the capacity of existing infrastructure, upgrading and converting existing infrastructure to comply with increasingly stringent environmental regulations and making refineries more competitive through better technology, energy conservation and greater ability to run cheaper crude oil feedstocks. In addition, current U.S. and E.U. environmental legislation, lengthy planning procedures and construction times averaging five to seven years limit the relative attractiveness of "greenfield" refinery investments compared with investments in upgrades of existing facilities. Chinese GDP expansion is expected to absorb much of the planned increase in Asian refining capacity.

From 1981 to 2005, the compound average growth rate in global refining capacity was 0.4% compared to a compound average growth rate of 2.0% for petroleum products consumption during the same period, highlighting the shrinking excess refinery capacity gap and the limited ability for growth in capacity to match the growth in demand. Within our operating markets, the capacity constraints are even more acute.

The following table sets forth the total refining capacity located in certain countries that form part of the operating market for our current refinery activities and the total refining capacity in the

European Union in 1995, 2000 and 2005 and the compound annual growth rate of that capacity from 1995 to 2005:

Total Refining Capacity: 1995, 2000 and 2005

	1995	2000	2005	Compound Annual Growth Rate 1995 to 2005
	(thousands of bpd)			%
United Kingdom	1,884	1,778	1,848	(0.19)%
Belgium	692	770	778	1.18%
Switzerland	132	132	132	0.00%
Germany	2,104	2,262	2,322	0.99%
Total European Union	14,130	14,498	14,901	0.53%

Source: 2006 BP Statistical Review of World Energy and, for Switzerland, Oil & Gas Journal.

High Utilization Rates

Between 1981 and 2005, refinery utilization increased from 63.8% to 92.4% in the European Union and from 69.7% to 87.7% in the United States. The US Energy Information Administration projects that over the next 25 years utilization will remain high relative to historic levels, ranging from 93% to 95% of design capacity in the United States, approaching an effective maximum rate. The trend towards greater capacity utilization has been driven by several factors including those discussed above.

The following chart sets forth the average utilization rates of oil refineries located in the European Union and the United States compared with the number of operable refineries in Western Europe and the United States from 1981 through 2005:

Number of Refineries Versus Utilization in Europe and the United States: 1981-2005



100%
90%
80%
70%
60%
50%
Utilisation rate (%)
300
250
200
150
100
50
Refineries
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
Average Utilization Rate European Union
Average Utilization Rate United States
Number of Western European Refineries
Number of U.S. Refineries

Source: 2006 BP Statistical Review of World Energy and Oil & Gas Journal.

Forecasted Supply and Demand Fundamentals

The structure and development of supply and demand of refined petroleum products, as well as the specifications for refined petroleum products, vary between geographical regions. Europe and North America are expected to show only a limited increase in capacity but continued growth in demand. In North America, this is expected to increase further the net shortage in refining capacity, while in Europe the supply demand situation is expected to remain tight. The table below shows for Europe and North America the total demand for petroleum products and refinery supply for 2005 and the expected development of total demand for petroleum products and refinery supply for 2010 and 2015:

Europe and North America Petroleum Product Demand and Refining Capacity: 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Demand	16,825	17,270	17,514
Supply	17,007	17,459	17,667
Surplus	182	189	153
North America			
Demand	22,110	22,758	23,636
Supply	20,992	21,643	22,359
Deficit	(1,118)	(1,115)	(1,277)

Source: Energy Market Consultants (2006).

Even though demand is expected to increase in both North America and Europe, the structure of demand is expected to develop differently in the two regions. In Europe, there is expected to be increasing demand for diesel and a decreasing demand for gasoline, as a result of a trend away from gasoline powered cars and towards diesel powered cars. In contrast, demand for gasoline is expected to grow in North America. The graphs below show the aggregate demand for the principal refined petroleum products for 2005, 2010 and 2015 for North America and Europe.

Demand for Petroleum Products in North America: 2005, 2010 and 2015



12,000
10,000
8,000
6,000
4,000
2,000
0
'000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

Demand for Petroleum Products in Europe: 2005, 2010 and 2015



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

As a result, significant imbalances between demand and supply of different refined petroleum product qualities have developed. Most importantly, according to Energy Market Consultants, there is currently a shortage of gasoline production capacity in North America of 677,000 bpd, while Europe is facing a shortage of diesel fuel production capacity of 225,000 bpd. The increased European demand for diesel also resulted in a decrease in demand for gasoline and consequently Europe currently has a surplus of 1,047 bpd in gasoline. These imbalances are expected to continue over the next ten years due to increasing demand generated by forecasted population growth in each of these regions, the increasing dieselization in Europe and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The table below shows the expected development in net supply position in Europe and North America for diesel and gasoline for 2005, 2010 and 2015:

Gasoline and Diesel Surplus/(Deficit): 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Gasoline	1,047	1,709	2,094
Diesel	(225)	(353)	(568)
North America			
Gasoline	(677)	(541)	(608)
Diesel	(66)	(73)	(4)

Source: Energy Market Consultants (2006).

These product supply-and-demand imbalances within Europe and North America have created attractive opportunities for those oil refiners capable of supplying products complying with the required specifications in each geographical region. Price differentials between Europe and North America that result from the above mentioned product supply and demand imbalances make exporting to North America an attractive opportunity. Refineries in the European Atlantic Basin that are located near, or have pipeline connections to, deep water shipping terminals are expected to benefit from the expected future growth in exports of gasoline from Europe to North America.

The expected demand development in our operating markets is similar to the aggregate demand development for Europe as a whole. The following chart illustrates the demand in the operating markets for various refined petroleum products in 2005 and forecasts for 2010 and 2015:

Total Demand per Country: 2005, 2010 and 2015



3,000
2,500
2,000
1,500
1,000
500
0
'000s bpd
Belgium
Germany
UK
Switzerland
2005
2010
2015

Source: Energy Markets Consultants (2006).

Market Prices

The pricing of refined petroleum products is mainly driven by the prevailing demand-and-supply balance, movements in crude oil prices and changes in inventory levels as well as the price development of standardized transactions made on the major petroleum exchanges. The following chart illustrates market price trends for the principal refined petroleum products and for Dated Brent for 1995 through 2006:

Petroleum Product Prices: 1995-2006



120
100
80
60
40
20
0
$/bbl
Jan-95
Jul-95
Jan-96
Jul-96
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Gasoline
ULSD
Brent Dated
Heating Oil

Source: Argus Media Ltd., Bloomberg

Price trends of refined petroleum products do not necessarily track the price trends of crude oil, since product price trends are also affected by inventory levels and by price fluctuations on international oil exchanges. The following chart illustrates the differences between the market prices of the principal refined petroleum products and market price for Dated Brent for 1995 through 2006:

Petroleum Product Crack Spreads: 1995-2006



$/bbl
40
30
20
10
0
-10
-20
-30
Jan-95
Jul-95
Jan-96
Jul-96
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Gasoline
ULSD
Fuel Oil

Source: Argus Media Ltd., Bloomberg

Increased Light/Heavy and Sweet/Sour Differentials

With the improvement in the global economy in recent years, worldwide crude oil demand has increased. The incremental production from OPEC and other oil producers to fill this demand has tended to be heavier, sour crude oils. At the same time, many refiners have turned to processing lighter crude oils to maximize yields of light transportation fuels, resulting in increased supplies of heavy and sour crude oils. As a result, the discounts for heavy and sour crude oils relative to the prices of light crude oils have increased. The average price differential between Dated Brent crude oil and Urals crude oil averaged $4.24 per barrel in 2006 compared to $4.05 per barrel in 2005, $4.12 per barrel in 2004 and $1.63 per barrel in 2003. We believe that greater worldwide supplies of lower-cost heavy and sour crude oils and increased demand for light crude oils will continue to provide a cost advantage to refineries with complex configurations that are able to process heavier, sour crude oils.

The following chart shows the price differential between Dated Brent crude oil and Urals crude oil from 1995 through 2006:

Dated Brent—Urals Spread: 1995-2006



$/bbl
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: Bloomberg.

BUSINESS

Overview

We are one of the largest independent refiners and wholesalers of petroleum products in Europe. We are focused on refining and currently own and operate four refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, the Ingolstadt refinery in Ingolstadt, Germany and the Teesside refinery in Teesside, United Kingdom. We acquired the Ingolstadt refinery from ExxonMobil on March 31, 2007. We have also entered into a BSA with BP to acquire the Coryton refinery and related operations located on the Thames Estuary in the United Kingdom. We also own and operate a bitumen and gasoil processing facility in Antwerp, Belgium. Our existing four refineries have a combined throughput capacity of approximately 405,000 bpd. Based on information provided by the seller, the Coryton refinery has a crude oil throughput capacity of approximately of 172,000 bpd and can process up to an additional 70,000 bpd of other feedstocks. Full capacity of crude reduces the Coryton refinery's capacity of other feedstocks by 20,000 bpd and vice versa. Following our acquisition of the Coryton refinery, we expect our five refineries to have a combined throughput capacity of approximately 625,000 bpd. We sell our refined petroleum products to distributors and end customers, primarily in Germany, Switzerland, the United Kingdom and the Benelux countries as well as on the spot market.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchasing based on spot-market pricing gives us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC, Cressier and Ingolstadt refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, the Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk crude oil pipeline. This provides us with a cost advantage as it allows the refinery to receive Ekofisk crude oil at the refinery with minimal transportation costs. Our access to pipelines is accommodated by direct and indirect ownership, together with long-term transportation agreements with third parties.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude oil and other feedstocks for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Highly refined petroleum products, known as light products and which typically generate higher margins, including diesel fuel, jet fuel and home heating oil among others, accounted for approximately 73% of our total product volume for the year ended December 31, 2006 (this excludes our acquisition of the Ingolstadt refinery on March 31, 2007 and our planned acquisition of the Coryton refinery).

Our History

1993	PPI is founded.
July 1998	PPI is listed on the Amsterdam Stock Exchange.
May 2000	PPI acquires the Cressier refinery and its associated wholesale marketing business from Shell Switzerland, a wholly owned subsidiary of Royal Dutch Shell.
December 2000	PPI acquires the Teesside refinery and its wholesale marketing business from PIP Ltd., a joint venture between Phillips Petroleum Company (now ConocoPhillips) and ICI plc.
March/April 2005	PPI is acquired and taken private by RIVR and delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.
May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
August 2006	We sell or contract to sell Petroplus Tankstorage, a tank storage business; Frisol/Bunkering, a wholesale bunkering and trading business; Oxyde Chemical, a chemicals and plastics trading and distribution business; 4Gas, a liquefied natural gas import terminal and marketing businesses; and other non core assets.
	Argus and RIVR merge and the combined entity is relocated to Switzerland and renamed Petroplus Holdings AG.
November 2006	Petroplus Holdings AG launches its IPO and its shares are traded on the SWX Swiss Exchange for the first time on November 30.
February 2007	We enter into an agreement with BP to purchase the Coryton refinery in the United Kingdom.
March 2007	We complete our acquisition of the Ingolstadt refinery.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

Favorable Supply and Demand Fundamentals in Europe. We believe that the supply and demand fundamentals for refined petroleum products in Europe have improved since the late 1990s and will remain favorable. According to *Oil & Gas Journal*, the number of refineries in western Europe, decreased from 158 in 1981 to 102 in 2006. Energy Market Consultants projects that capacity additions in western European countries will increase total refining capacity at an annual rate of only 0.2% per year over the next decade, while demand for refined petroleum products is expected to continue to grow steadily at 0.4% per year over the next decade. Most of this growth in demand is expected to come from diesel and jet fuel, partially offset by a decrease in demand for gasoline.

Continued Consolidation of the Refining Sector. We expect the ongoing trend of integrated oil companies seeking to lower their exposure to the western European refining sector will create attractive opportunities to acquire competitive refining capacity. During the period from 1995 to 2006, the percentage of U.S. refining capacity owned by major integrated oil and/or state-owned companies decreased from 76% to 67%. During this same period, the percentage of U.S. refining capacity owned by the top ten owners of refining assets increased from 50% to 71%, and the share held by independent refiners increased from 24% to 33%. We believe similar trends are currently underway in Europe where the market share held by independent refiners increased from 11% to 16% between 1995 to 2006. We believe the western European refining industry will continue to consolidate in the future.

Increasing Supply and Demand Imbalances Between Europe and North America. Significant imbalances between demand and supply of different refined petroleum product qualities have developed in North America and Europe. North America currently is facing an increasing shortage of gasoline production capacity. Europe, on the other hand, is facing an increasing shortage of diesel fuel production capacity while having an excess of gasoline production capacity. These imbalances are expected to continue in the next few years due to increasing demand generated by forecasted population growth in North America and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The price differentials between Europe and North America that result from these supply and demand imbalances could make long-distance sea transport of refinery products increasingly attractive.

Increasing Demand for Products Meeting Tighter Specifications. We expect that products meeting new and evolving stricter fuel specifications could account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels. Tightened petroleum product specifications and the increased role of renewable raw materials have resulted in increasing demand for new high-quality transportation fuels and other products, such as ULSD and biodiesel. Demand for low-sulfur products in the European Union is expected to increase

further as the E.U. mandatory maximum sulfur limit for gasoline and diesel fuel is lowered in 2009 from the current limit of 50ppm to 10ppm.

Competitive Strengths

We have the following competitive strengths:

Track Record of Highly Experienced and Growth-Oriented Management Team. Our chairman and CEO, Thomas D. O'Malley, and other members of our senior management team have a proven track record in the refining industry. From 2002 to 2005, Mr. O'Malley was the chairman and CEO of Premcor Inc. From 1990 to 2001, he was chairman and CEO of Tosco Corporation. Mr. O'Malley led both Premcor Inc. and Tosco Corporation during periods of significant growth in operations and stakeholder returns through successful refinery asset acquisitions and seamless integration of these acquisitions. At Petroplus, he has assembled an experienced and committed management team consisting of executives who have held key management positions in growth-oriented organizations in the refining sector.

Proven Ability to Identify, Execute and Integrate Acquisitions. The Petroplus organization and our new management team have substantial experience in identifying, executing and integrating acquisitions. We believe we are at the forefront of successfully identifying refinery acquisition opportunities in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and the Ingolstadt refinery in March 2007 and the announcement of the Coryton refinery acquisition in February 2007. We believe our established track record of operating refineries, combined with the previous experience and reputation of our management team, provides us with the credibility required to be the preferred buyer in divestment processes.

Leading Pure-Play Refiner. We are a "pure play" refiner able to source our crude oil through spot market arrangements and without the obligation to supply retail outlets or the cost of supporting a retail brand. As a result, we are free to supply our products into the distribution channels or markets that we believe will maximize profit. We do not own assets or businesses, such as petroleum exploration and production assets or substantial retail distribution assets that compete for capital or management attention. Therefore, our capital and attention are focused on improving our existing refineries and acquiring additional competitive refining capacity.

Multi-Site Refining System with Geographic and Cash Flow Diversification. We own four refineries and are in the process of acquiring the Coryton refinery. Following our acquisition of the Coryton refinery, we expect our five refineries to have a combined throughput capacity of approximately 625,000 bpd, increasing our total throughput capacity by 54%. Our portfolio of multiple refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.

Strategically Located Refineries with Cost and Supply Advantages. Each of our refineries is located in an area that offers key competitive advantages. For example, the Cressier refinery is one of only two refineries in Switzerland, a country that imports approximately 60% of its refined petroleum products, principally by rail and over the Rhine River. Due to lower transportation costs, the Cressier refinery benefits from a built-in margin premium vis-à-vis imported refined products and is able to stay competitive from a pricing perspective. The Teesside refinery's pipeline connection to the Ekofisk loading terminal at Sea Sands enables it to achieve reduced crude delivery costs and a competitive advantage over other European refineries that process the same crude oil. The BRC refinery's location, adjacent to the Port of Antwerp at the center of the ARA region, provides it with proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence; favorable logistics and sea-going crude and product transport, including to Africa and North America; and access to sour crude oils that can be purchased on a spot basis for prices below prevailing market prices for Dated Brent.

Ability to Produce Products Complying with the Latest Environmental Requirements. Our refineries produce products complying with the latest environmental requirements, such as the E.U. low-sulfur gasoline and diesel standards. Our refineries are able to comply with the E.U. 2009 and Swiss mandatory-maximum-10ppm sulfur requirements, eliminating the need to divert additional capital to meet these requirements.

Export Channel to North America. There has been a growing product supply-and-demand imbalance between North America and Europe for gasoline. We believe that we are well positioned to

take advantage of Atlantic Basin arbitrage due to the BRC refinery's proximity to ports and potentially realize premium margins if current product supply-and-demand trends continue.

Flexibility of Crude Supply. Our refineries have the ability to individually process a variety of crude types, reducing our dependence on any given crude or crude supplier, enhancing our ability to opportunistically purchase crude on the spot market and enabling us to take advantage of the sweet-sour crude differential.

Strong Cash Generation, Balance Sheet and Access to Liquidity and Capital. Our existing refineries are cash generative and are supported by a strong balance sheet and access to long-term liquidity and capital.

Strategy

Our goal is to become the leading independent refiner and supplier of petroleum products in Europe and to be an industry leader in creating value for our stakeholders. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

Meaningful Growth Through Acquisitions and Disciplined Internal Capital Investment. We intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital, assuming historic average margins and crude oil price differentials.

We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will present us with attractive acquisition opportunities. We completed the acquisition of the BRC refinery in May 2006 and the Ingolstadt refinery in March 2007. We also entered into an acquisition agreement for the Coryton refinery in February 2007. We continue to evaluate refinery acquisition opportunities as they arise. In addition, based upon our engineering and financial analysis, we have identified discretionary capital projects at some of our refineries that we believe should, if undertaken, be accretive to earnings and generate an attractive return on capital. We are also looking at our current refineries to evaluate how we can best maximize their production using their current configurations through strategic purchases of alternative feedstocks.

The management team assembled by Thomas D. O'Malley, CEO, has a proven track record of growing businesses through acquisition and has applied this acquisition strategy to Petroplus with the acquisition of the Ingolstadt refinery and the planned acquisition of the Coryton refinery. We believe we are well situated to capitalize on these acquisitions and, where appropriate, will pursue potential future acquisition opportunities.

Optimize Production Through Our North Sea System. Our North Sea System, which currently consists of the BRC and Teesside refineries and the Antwerp processing facility, provides us with a competitive advantage in enabling us to exchange feedstocks and midstream products between these refineries and the Antwerp processing facility and synergistically maximize each refinery's or facility's individual processing abilities to increase our yields of middle distillates while decreasing our production of gasoline and fuel oils. With the BRC refinery and the Antwerp processing facility both located in the Port of Antwerp, we plan to exchange feedstocks and midstream products between the facilities and maximize their individual processing abilities to increase our yields of middle distillates while decreasing our production of gasoline and fuel oils. With its production of straight-run fuel oil, the Teesside refinery is an integral part of our North Sea System as a supplier of feedstocks to the other refineries in the North Sea System. With its back-end processing capabilities, the Antwerp processing facility forms another integral part of our overall North Sea System in allowing us greater flexibility in processing and production yields of middle distillates. Following the acquisition of the Coryton refinery, we plan to send about 7,000 bpd of low-sulfur straight-run fuel-oil produced at the Teesside refinery to the Coryton refinery to be used as a feedstock. This would allow the Coryton refinery to utilize more sour crude oils on about 20% of the refinery's total throughput, which, in turn, would allow the refinery to send about 14,000 bpd of intermediate feedstocks to the BRC refinery and the Antwerp processing facility. In addition, we believe that successfully integrating the Coryton refinery into our North Sea System will enable our existing refineries in the North Sea System to better take advantage of European demand for higher margin refining products, such as middle distillates.

Maintain Efficient Capital Structure. Our business has strong, recurring cash flow streams. We intend to further improve our capital structure by maintaining financial costs at adequate levels, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations to deliver maximum value to our stakeholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations. We will continue to maintain our growth strategy and will fund external growth through a balance of equity and debt.

Assets Operated by Highly Experienced Refining Professionals. Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our stakeholders.

Promote Operational Excellence in Safety and Reliability. We will continue to devote significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations. We believe that a superior safety record is inherently tied to profitability through reliability and that safety can be measured and managed like all other aspects of our business. We will seek to increase safety performance through a commitment to our preventative maintenance program and to training and development programs.

Commercial Optimization. To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our central supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products. Members of our supply and distribution group work closely with each refinery to determine the optimal amount and type of feedstock to purchase for the refinery as well as optimal throughput rates at which to run the refinery. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchasing based on spot market pricing gives us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis.

Create an Organization Highly Motivated to Enhance Stakeholder Returns. We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital. We have adopted a new annual incentive program. This program enables eligible employees to earn annual bonus awards if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

Oil Refining Operations

General

We currently own and operate four refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in Cressier, Switzerland, the Ingolstadt refinery in Ingolstadt, Germany and the Teesside refinery in Teesside, United Kingdom. In addition, we own and operate a bitumen- and gasoil- processing facility in Antwerp, Belgium. The aggregate crude oil throughput at our refineries is approximately 405,000 bpd. The following table provides a summary of crude capacity,

throughput and production data for our refineries, for the year ended December 31, 2006, as well as their complexity rating:

	BRC Refinery[1]	Cressier Refinery	Ingolstadt Refinery[2]	Teesside Refinery	Total
	(barrels per day)				
Crude oil throughput capacity	110,000	68,000	110,000	117,000	405,000
Percentage of our total oil throughout capacity	27%	17%	27%	29%	100%
Crude unit throughput:					
Light sweet	1%	74%	16%	100%	57%
Heavy sweet	—	—	2	—	—
Light sour	—	—	64	—	—
Medium sour	62	20	8	—	28
Heavy sour	22	3	7	—	9
Total crude unit throughput	85%	97%	97%	100%	94%
Other throughputs	15	3	3	—	6
Total throughput	100%	100%	100%	100%	100%
	(% of total throughput)				
Production:					
Light products:					
Gasoline	10%	25%	26%	—%	9%
Diesel and gasoils[3]	62	45	45	33	47
Jet fuel	—	7	3	5	4
Petrochemicals	—	1	2	—	—
Naphtha	4	—	8	25	11
LPG	2	5	10	—	2
Total light products	78%	83%	94%	63%	73%
Low-sulfur-straight run	—	—	—	36	14
Fuel oil	18	13	7	—	10
Solid by-products/fuel consumed in process/fuel loss	4	4	6	1	3
Total production	100%	100%	107%	100%	100%
Complexity rating[4]	4.5	6.4	7.3	2.1	4.9[5]

(1) The information included above for the BRC refinery represents the seven months of operations since our May 2006 acquisition of BRC.

(2) Based on information provided by ExxonMobil regarding the Ingolstadt refinery's throughput and production while under ExxonMobil's management.

(3) Includes VGO produced at the BRC refinery.

(4) Source: Nelson Complexity Index as calculated by Nexidea.

(5) Represents the sum of the complexity ratings of each of the refineries multiplied by its crude oil throughput capacity and divided by the total crude oil throughput capacity.

Our four refineries have benefited in recent years from continuous maintenance and improvement. From 2001 through 2006, total investments in the BRC, Cressier and Teesside refineries amounted to approximately $267.3 million, of which $129.6 million related to the BRC refinery, $58.0 million to the Cressier refinery and $79.7 million to the Teesside refinery. From 2000 through 2005 approximately $111 million was spent on improving the Ingolstadt refinery. Each of our four refineries are generally shut down for major scheduled maintenance every four years, with a shut-down for minor scheduled maintenance two years following each major scheduled maintenance shut-down. The average duration

of our most recent shut-downs at our refineries has been from four to five weeks. The following table provides information about scheduled maintenance shut-downs at our refineries:

Refinery	Date of Most Recent Scheduled Maintenance Shut-Down	Date of Next Planned Scheduled Maintenance Shut-Down	Remediation Cost of Most Recent Scheduled Maintenance Shut-Down	Estimated Outage Duration of Next Planned Shut-down
			(in millions)	(days)
Cressier	Q2 2005(1)	Q2 2007	$9.4	35-45
Ingolstadt	Q1 2005(1)	2010		35-45
Teesside	Q2 2006(2)	Q2 2008	$6.9	25-35
BRC	Q1 2002(2)	Q2 2007	$8.6	40-45

(1) Major scheduled maintenance.

(2) Minor scheduled maintenance.

BRC Refinery

Overview. We acquired EPH, the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was $511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd. The refinery is an atmospheric-vacuum distillation, visbreaking refinery.

The BRC refinery is located north of the Port of Antwerp at the center of the ARA region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market benchmark prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it close proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light products, including gasoline, naphtha, ULSD, heating oil and vacuum gasoil. The refinery's low-sulfur products meets the E.U. 2009 mandatory maximum sulfur limit of 10ppm for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both Northwest European and U.S. markets. The BRC refinery is part of our overall North Sea System, in which we plan to synergistically maximize the combined processing capabilities of our refineries and the Antwerp processing facility. We plan to exchange feedstocks and midstream products between the facilities and maximize their individual processing abilities to increase our yields of middle distillates while decreasing our production of gasoline and fuel oils.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately $124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will be up for renewal in 2021. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's steam and electricity needs.

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modification:

BRC Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	—
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	—
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per day)	108	1980	—
LPG Recovery Unit	4,400	1968	—

(1) Barrels per day, except as indicated.

Throughput and Production at the BRC Refinery

	Year Ended December 31, 2006(1)	
	thousands of bpd	% of throughput
Throughput:		
Crude unit throughput:		
Light sweet	0.7	1%
Medium sour	49.9	62
Heavy sour	17.9	22
Total crude unit throughput	**68.5**	**85%**
Other throughputs	11.7	15
Total throughput	**80.2**	**100%**
Production:		
Light products:		
Gasoline	7.9	10%
Diesel and gasoils(2)	49.9	62
Naphtha	3.0	4
LPG	1.5	2
Total light products	**62.3**	**78%**
Fuel oil	15.1	18
Solid by-products/fuel consumed in process/fuel loss	3.4	4
Total production	**80.8**	**100%**

(1) The information included above for the BRC refinery represents the seven months of operations since our May 31, 2006 acquisition of the refinery.

(2) Includes VGO produced at the BRC refinery.

Feedstocks and Supply Arrangements. The BRC refinery processes predominantly Urals crude oil and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feed and blendstocks purchased on the spot market to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 100,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-Take. We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies and wholesalers.

The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading vessels with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 11,000 barrels (1,800 cubic meters) per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on a f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from local sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of the refinery's products are sold on a discharge in delivered basis, for example, into the United States.

The BRC refinery's finished gasoline and components are primarily sold in barge lots. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be blended at the refinery. Since 2005, the refinery has been selling 165,000 barrel cargo lots of gasoline and reformulated gasoline blendstock for oxygenated blending (**"RBOB"**) to North America.

A large proportion of the refinery's middle distillates is ULSD, with the majority of this product selling in the local ARA market. Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East Coast or Gulf Coast refineries in the United States to be used as FCC or hydrocracker feedstock.

The majority of the BRC refinery's heavy distillates are sold to supply marine bunkering companies in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities. The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 MW. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. Steam for the refinery is produced by two onsite boilers. Due to reliability issues encountered with the onsite electrical generation unit, we currently purchase all of the refinery's electricity needs from the local grid. A project is currently in place to design a new steam and electric system. The refinery purchases hydrogen from Air Liquide to supplement its onsite production.

Cressier Refinery

Overview. We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1965 and has a crude oil throughput capacity of 68,000 bpd. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal-cracking refinery.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland and is one of only two refineries in Switzerland. During 2006, the Cressier refinery's production accounted for approximately 25.3% (by volume) of all refined product sales in Switzerland. Of Switzerland's total demand for refined products, 60.5% was imported in 2005, principally by rail and by barge on the Rhine River, as well as by pipeline from the Mediterranean Sea. During times of very high or very low water levels, or high demand for refined products along the Rhine River, Rhine transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market, primarily due to its niche inland location.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy VGOs and heavy fuel oil to higher-value clean products, such as ULSD and home heating oil. The refinery's production of gasoline and diesel meets the E.U. 2009 and Swiss mandatory-maximum-10ppm sulfur limit for gasoline and diesel, and the home heating oil meets 50ppm sulfur standards.

Since acquiring the Cressier refinery in 2000, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. (**"Air Products"**).

This facility also has improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery has begun producing ecoCLEAN™, a grade of heating oil with less than 50ppm sulfur and nitrogen.
- The refinery doubled its ULSD production to 3.7 million barrels per year.

The following table sets forth the main process units of Cressier refinery, their current capacities, start-up years and years of their most recent modifications:

Cressier Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Modification
Atmospheric Distillation	68,000	1966	2003
Vacuum Distillation	37,000	1966	2003
Thermal Cracker	12,100	1966	2005
Visbreaker	10,800	1966	2005
Catalytic Reformer	16,400	1966	1986
Naphtha Hydrotreating	27,700	1966	2005
Kerosene Hydrotreating	9,400	1966	2001
Gasoil Hydrotreating	29,800	1993	—
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per day)	27	1966	1988
LPG Unit	4,400	1966	1984
Bitumen Blowing	2,700	1966	2002

(1) Barrels per day, except as indicated.

Throughput and Production at the Cressier Refinery

	Year Ended December 31,			
	2006		2005	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:				
Crude unit throughput:				
Light sweet	47.1	74%	42.1	77%
Light sour	—	—	7.9	15
Medium sour	12.9	20	—	—
Heavy sour	2.1	3	3.3	6
Total crude unit throughput	62.1	97%	53.3	98%
Other throughputs	1.7	3	1.0	2
Total throughput	63.8	100%	54.3	100%
Production:				
Light products:				
Gasoline	15.9	25%	13.2	24%
Diesel and gasoils	28.6	45	23.8	44
Jet fuel	4.9	7	4.6	8
Petrochemicals	0.6	1	0.7	1
LPG	3.3	5	3.2	6
Total light products	53.3	83%	45.5	83%
Fuel oil	8.1	13	7.3	13
Solid by-products/fuel consumed in process/fuel loss	2.5	4	2.3	4
Total production	63.9	100%	55.1	100%

Feedstocks and Supply Arrangements. The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. We currently source the Cressier refinery's crude oils through spot-market purchases and, to a lesser extent, short-term purchase contracts.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the SPSE pipeline to our Gennes depot in France, and then by the SFPLJ and OJNSA pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operational and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). The Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-Take. We typically sell the majority of the Cressier refinery's annual production to oil majors, resellers, industrial customers and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to short-or long-term contracts, with the reminder being sold on a spot-market basis.

The Cressier refinery has on-site a 12-bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in Birsfelden, which supplies the northern Swiss region, including Basel; 32% ownership interest in a Geneva depot that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenburg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

The Cressier's gasoline and middle distillates are sold primarily in Switzerland, where customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train. Heavy distillates are sold surrounding regions, with industrial users in Switzerland and France to supplied via trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities. The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 MW.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven-kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Additional steam for the Cressier refinery is produced on-site by three boilers fired with fuel gas, two waste-heat boilers and Air Products.

Ingolstadt Refinery

Overview. On March 31, 2007, we completed the acquisition of the holding company for ExxonMobil's refinery located in Ingolstadt, Germany, which we renamed Petroplus Raffinerie Ingolstadt GmbH at closing, together with associated industrial, wholesale and heating-oil marketing operations, for a preliminary purchase price, including working capital and other adjustments, of $627.5 million. The final purchase price is subject to adjustment following the final determination of working capital acquired. We funded the Ingolstadt refinery acquisition by drawing down $562.8 million under our working capital facilities and with $64.7 million of cash on hand.

In addition to the refinery, the acquisition includes ExxonMobil's Bavarian industrial and wholesale business; Esso Bayern, which we renamed Petroplus Bayern GmbH at closing and which operates a

direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck and rail-loading facilities and a depot in Passau, Germany. Additionally, a contractual arrangement has been agreed with TAL for transportation via the TAL pipeline system.

We have agreed to release ExxonMobil from environmental liabilities and indemnify it against environmental liabilities and costs to the extent these liabilities and costs are not covered by the ExxonMobil's indemnity. The seller's environmental indemnity decreases over time at the following percentages in the years indicated:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1-2	90%
Years 3-6	50%
Years 7-8	10%
Thereafter	0%

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The refinery has a rated crude oil throughput capacity of approximately 110,000 bpd and is one of four refineries in southern Germany. ExxonMobil commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery.

According to information provided by ExxonMobil, approximately $111 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In addition, the refinery's wastewater treatment plant was upgraded in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010, with an estimated outage duration of 35 to 45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery Main Process Units

Process Units	Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Modification
Atmospheric/Vacuum Distillation	2	110,000	1963	—
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	—
Catalytic Reformer	1	19,600	1963	—
Isomerization	1	7,550	1991	—
FCC Unit	1	29,000	1969	2005
Sulfur Recovery (tons per day)	1	75	1963	1983
Hydrogen Plant (tons per day)	1	27	2003	—
Naphtha Hydrotreater	1	36,100	1963	—
Kerosene Hydrotreater	1	18,700	1963	—

(1) Barrels per day, except as indicated.

Throughput and Production at the Ingolstadt Refinery

	Year Ended December 31,			
	2006		2005	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:				
Crude unit throughput:				
Light sweet	16.1	16%	7.5	9%
Heavy sweet	1.8	2	10.4	12
Light sour	63.8	64	49.8	59
Medium sour	8.0	8	5.6	7
Heavy sour	6.7	7	9.9	12
Total crude unit throughput	**96.4**	**97%**	**83.2**	**99%**
Other throughputs	3.3	3	1.9	1
Total throughput	***99.7***	***100%***	***85.1***	***100%***
Production:				
Light products:				
Gasoline	26.4	26%	23.7	28%
Diesel and gasoils	44.5	45	38.6	45
Jet fuel	3.3	3	2.4	3
Petrochemicals	2.0	2	1.6	2
Naphtha	7.7	8	5.0	6
LPG	9.5	10	7.1	8
Total light products	**93.4**	**94%**	**78.4**	**92%**
Fuel oil	7.4	7	6.0	7
Solid by-products/fuel consumed in process/fuel loss	5.5	6	4.6	5
Total production	**106.3**	**107%**	**89.0**	**104%**

Feedstocks and Supply Arrangements. The Ingolstadt refinery can process a range of sweet crude oils. Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 64% and 59% of the refinery's crude slate in 2006 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we entered into a five-year contractual arrangement with TAL for transportation of crude oil via the TAL pipeline system.

Product Off-Take. The Ingolstadt refinery's product slate is focused primarily on the production of higher value middle distillates, including diesel, gasoil jet fuel and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to ARA reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail, the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 23.5 million barrels per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 10 million barrels of gasoline per year, 11.2 million barrels of distillates per year and 4.4 million barrels of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the retail chain of Esso in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains. In connection with the acquisition, we entered into a five-year off-take agreement with Esso to supply its retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil with substantial amounts of jet fuel. This agreement will

account for approximately 65% of the Ingolstadt refinery's gasoline production, 59% of its diesel fuel production and 85% of its jet fuel production. The off-take agreement terminates on December 31, 2011. However, Esso may terminate the agreement earlier, with 180-days' notice, as to all the products covered by the agreement except jet fuel if Esso is no longer selling such products through its retail chain.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Petroplus Bayern GmbH operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of liquid petroleum gases, heavy fuel oil and bitumen are mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to Eastern Europe or the ARA region.

Energy and Other Utilities. The Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 MW. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 MW and one let-down turbine with an output of 11 MW. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to seven MW of electricity from a local electric provider. The refinery also has a FCC-unit carbon monoxide boiler and two fired boilers for steam production. Hydrogen is produced at the onsite hydrogen plant, this production supplements other onsite sources and meets all of the refineries hydrogen requirements.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 1.1 million cubic meters, or 6.9 million barrels.

	Total Capacity (thousands of cubic meters)	Number of Tanks
Crude oil	167	7
LPG	11	9
Gasoline and distillates	663	47
Fuel oil and residue	199	18
Other	45	13
Total	1,085	94

Other Agreements. In connection with the acquisition, we entered into a number of other ancillary agreements with ExxonMobil. These agreements include the following:

Technical Assistance Agreement. Under this agreement, ExxonMobil Research and Engineering Company ("**EMRE**") provides us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE $300,000 annually for these services. The agreement has a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.

Ingolstadt Refinery License Agreement. Under this agreement, EMRE granted us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.

Brand Licensing Agreement. Under a brand licensing agreement, ExxonMobil has provided us with a license to use the Esso brand until the end of 2010

Teesside Refinery

Overview. We acquired the Teesside Refinery in December 2000. The refinery was originally commissioned by Phillips Imperial Petroleum Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd. The refinery is an atmospheric distillation refinery with distillate hydrotreating.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its direct-pipeline access to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a cost advantage over other European refineries by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's location enables it to export products by vessel.

The Teesside refinery is a major producer of ULSD for the U.K. commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel that meets the E.U. 2009 mandatory-maximum-10ppm sulfur limit for road fuels. Through agreements with bio-diesel producers, the Teesside refinery is currently one of the major suppliers of bio-diesel blend, branded as Bio-plus, a 95%-5% blend of mineral oil diesel with methyl ester derived from renewable sources, such as rapeseed, soya or used cooking oil. Due to its production of high-quality straight-run fuel oil, Teesside is an integral part of our North Sea System as a supplier of feedstocks to our other locations.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure a supply of naphtha with guaranteed trace mercury levels.

The following table sets forth the main process units of Teesside refinery, their current capacities, start-up years and years of their most recent modifications:

Teesside Refinery Main Process Units

Process Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Modification
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per day)	4	1997	—

(1) Barrels per day, except as indicated.

Throughput and Production at the Teesside Refinery

	Year Ended December 31, 2006		2005	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:				
Crude unit throughput:				
Light sweet	89.9	100%	105.4	100%
Total crude unit throughput	**89.9**	**100%**	**105.4**	**100%**
Other throughputs	0.3	—	—	—
Total throughput	**90.2**	**100%**	**105.4**	**100%**
Production:				
Light products:				
Diesel and gasoils	29.5	33%	36.5	35%
Jet Fuel	4.9	5	3.7	3
Naphtha	22.3	25%	25.0	24
Total light products	**56.7**	**63%**	**65.2**	**62%**
Low sulfur straight run	32.3	36	38.6	37
Solid by-products/fuel consumed in process/fuel loss	1.2	1	1.3	1
Total production	**90.2**	**100%**	**105.1**	**100%**

Feedstocks and Supply Arrangements. The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is directly linked to the Ekofisk field by pipeline and owned by ConocoPhillips. In addition to Ekofisk crude oil, the refinery also processes a small amount of additional feedstock blended with the crude oil. We currently source North Sea feedstocks for the Teesside refinery on a spot basis.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent SABIC petrochemicals facility, previously owned by Huntsman, which have a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters).

Product Off-Take. We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by SABIC with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and can handle vessels up to 80,000 tons. We and SABIC each have the option to terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters) excluding the salt caverns. The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). In addition, 12 product storage tanks with a capacity of 210,000 barrels (28,000 cubic meters) are located at the refinery's truck- and-rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by ship. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European processing facilities. The quality of Ekofisk straight-run fuels, with their lower sulfur content, consistent properties and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe

Energy and Other Utilities. The Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 MW. The Teesside refinery has arrangements with the adjacent SABIC petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and waste water treatment in SABIC's wastewater treatment plant. We and SABIC may each terminate the agreement covering these services with 12-months' notice.

The Antwerp Processing Facility

The Antwerp processing facility was acquired from the Daewoo Group in 1997. The Antwerp bitumen processing facility was acquired from AB Nynas Petroleum in 2003. The Antwerp processing facility is a hydro-treating processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydro-treatment facilities, an LPG unit and a sulfur recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit, all for sweet crude processing, were closed down.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to produce ULSD. The facility currently produces approximately 27,200 barrels of ULSD per day. The facility also processes heavy crude oil, primarily Venezuelan crude oil, into bitumen. The facility processes on average approximately 7.0 million barrels of crude oil into 6.3 million barrels of bitumen per year. With its back-end processing capabilities, the Antwerp facility forms another integral part of our overall North Sea System, which allows us greater flexibility in processing and production yields of middle distillates.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The throughput deal may be terminated at any time by either party by serving a notice of termination. Since the closure of its reformer, the

Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro-desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state-owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil oy. The tolling agreement provides for a fixed processing fee of approximately $1.5 million per month plus the payment of other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. We or Nynas N.V. may terminate the tolling agreement on March 1, 2008 with three-months' prior notice. If we or Nynas N.V. do not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

Supply and Distribution

Our supply and distribution group, which is centrally located in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude oil and other feedstocks for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Members of the supply and distribution group work closely with each refinery to determine the optimal amount and type of feedstock to purchase. The choice of the optimal feedstock is an iterative process that the supply and distribution group perform utilizing market information for crude oil availability, quality and prices and refined petroleum product prices and demands. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchasing based on spot market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis.

Our supply and distribution group also manages the sale of the products by selecting timing and quality criteria to optimize refinery operations and thereby to maximize revenue. Close monitoring of the refineries on a daily basis ensures that all refinery units are operated at optimum levels. The supply and distribution group is also responsible for managing logistics to ensure the right qualities and quantities of products are available from the refineries.

Our local marketing groups located in Zug, Teesside, Antwerp and Ingolstadt are an important part of our refineries' supply chain. These groups' objectives are to arrange for sales of our refineries' products to customers and to optimize freight premiums and product premiums. To ensure that our refineries run the optimal crude throughput rates, the marketing groups closely monitor and manage inventories at the refineries and their depots.

We also have a small petroleum product sales operation in the Czech Republic that handles sales of third-party petroleum products.

Competition

The oil industry is a global business centered on a commodity. Accordingly, we face wide competition, both internationally and within our local markets. Many of our competitors in each of our target markets are fully integrated national or multinational oil companies engaged in various segments of the petroleum business, including exploration, production, transportation, storage, refining and marketing. Because of their geographic diversity, integrated operations, larger capitalization and greater resources, these competitors may be better able to withstand volatile market conditions, compete more effectively on the basis of price, and obtain crude oil more readily in times of shortage.

Among the principal competitive factors in the refining industry are feedstock supply and product distribution. We compete with other companies for supplies of feedstocks and for outlets for our refined products. Many of our competitors produce their own feedstocks and have extensive retail outlets. We do not produce any of our crude oil. The constant supply of feedstocks and ready market and distribution channels of such competitors places us at a competitive disadvantage in periods of

feedstock shortage or unfavorable distribution channel market conditions. In addition, competitors with their own production or retail outlets may be better able to withstand periods of depressed refining margins or feedstock shortages because they may be able to offset refining losses with profits from their production or retail operations.

Safety and Health Matters

We aim to achieve industry-leading safety and health performance. We believe that a superior safety record is inherently tied to productivity and financial success. We seek to implement this goal by:

- training employees in safe work practices;
- encouraging an atmosphere of open communication;
- involving employees in establishing safety standards; and
- recording, reporting and investigating all accidents to avoid reoccurrence.

All of our refineries have safety and health programs that meet or exceed regulatory requirements. We maintain comprehensive safety management systems including policies, procedures, recordkeeping, internal reviews, training, incident reviews and corrective actions. We utilize several methods to track safety performance at the refineries. These methods include monitoring results for field audits, tracking "near miss" events or conditions, equipment malfunctions and first aid and medical treatments. We maintain close communication with the communities where our refineries are located through various organizations and informational materials.

Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated.

	December 31,[1]	
	2006	2005
Switzerland	339	307
Belgium	346	140
United Kingdom	178	242
The Netherlands	0	191
Other	62	138
Total	925	1,018

(1) Includes employees of our non-core businesses up to the time of the disposal of each of these businesses and excludes employees at the Ingolstadt refinery, which we acquired on March 31, 2007.

A significant portion of the non-management employees at our refineries are represented by labor unions in their home countries under collective bargaining agreements, which are generally renegotiated every three years. Local practices and legislation are observed in labor matters and in negotiating collective bargaining agreements. We believe that our relationship with employees and their representatives is good. However, the BRC refinery, which we acquired in May 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. Except for such shut-down, there have been no significant strikes or similar disputes in recent years that have materially impacted our operations.

The Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (Industriegewerkschaft Bergbau, Chemie, Energie).

The board of directors has adopted an equity participation plan (the "**Equity Participation Plan**"). Employees, consultants and members of the board of directors of Petroplus Holdings AG and its subsidiaries will be eligible to participate in the Equity Participation Plan. Generally, options granted under the Equity Participation Plan will provide the holder the right to purchase one share at a price no less than the fair market value at the time of the grant, will become fully vested upon a change of control of Petroplus Holdings AG and will be subject to the terms and conditions of the Equity Participation Plan. Subject to the determination of the Compensation Committee (as described in "Board of Directors and Senior Management"), options generally will vest in equal amounts over three

to five years, will be conditioned upon continued employment or service with us, will vest on the disability or death of the recipient, will be forfeited upon a termination for cause and will have a duration of at least ten years.

The shares to be delivered upon exercise of the Equity Participation Plan will either be treasury shares or shares issued out of the conditional share capital of Petroplus Holdings AG as provided for in article 6 of Petroplus Holdings AG's articles of association. For information regarding the conditional share capital and the options granted, see "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital" and Notes 22 and 24 to the Consolidated Financial Statements.

Insurance

Our operations are subject to all of the risks normally associated with oil refining and the transportation of crude oil and petroleum products. We insure our assets and operations at levels that management believes reflects their current market values and risk exposure. In addition to several smaller local policies, we carry the following corporate coverage; property damage, third party liability, business interruption, marine and charterer's liability, terrorism, aviation fuel supplier and directors and officers insurance. In addition to these standard business insurances, Petroplus Holdings AG will from time to time take out additional insurance to cover risks not covered under our existing policies. Although there can be no assurance that the amount of insurance carried by Petroplus Holdings AG is sufficient to protect us fully in all events, all insurance is carried at levels of coverage and deductibles that we consider prudent and responsible.

Litigation

We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 2004, BRC cancelled an IT contract with one consulting firm in favor of another firm. Subsequently, an employee of the prior consulting firm also left and jointed the new firm. As a result, the prior consulting firm filed a claim against BRC for $587,000 (€447,000) including interest for wrongful competition and abuse of confidential information. The case is still pending in court and is currently not being pursued by the claimant.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment to the contractor's account. The Belgian Ministry of Finance has asserted a claim for $4.5 million (€3.4 million) plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, for $54,000 (€41,067), which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately $2.5 million (€1.9 million).

Intellectual Property Rights

We have registered the name "Petroplus" and the Petroplus logo internationally, which covers 22 countries, including Austria, the Czech Republic, Denmark, France, Germany, Poland, Finland, Greece, Iceland, Ireland, Italy, Kenya, Mozambique, Norway, Portugal, the Russian Federation, Singapore, Spain, Sweden, Switzerland, the United Kingdom and Zambia. In addition, we have registered the name "Petroplus" and the Petroplus logo in the Benelux countries (covering the Netherlands, Belgium and Luxemburg) and have received national registrations for this name and logo in the United Arab Emirates and Malawi and for the Petroplus name only in Guernsey. We have pending registrations for

the name "Petroplus" and the Petroplus logo in Africa (OAPI), Angola, Cyprus, Ghana, Hungary, India, Malta, Latvia, Lithuania, Slovakia, Slovenia and South Africa.

We are dependent on licenses of technical proprietary information to operate certain of our refinery units.

In connection with the acquisition of the Ingolstadt refinery, ExxonMobil provided us with a license to use the Esso brand through the end of 2010.

Properties

Our principal executive office is located at Industriestrasse 24, 6304 Zug, Switzerland. Our principal refining and processing facilities are set forth below:

Location of Facility	Size of Site (hectare)
BRC refinery, Belgium	105
Cressier refinery, Switzerland	74
Ingolstadt refinery, Germany	128
Teesside refinery, United Kingdom	40
Antwerp processing facility, Belgium	33

THE ACQUISITION OF THE CORYTON REFINERY

We do not currently own the Coryton refinery and have not operated this refinery. As a result, the information relating to the Coryton refinery set forth below is based solely on our analysis of information currently available to us, and is therefore subject to a higher level of uncertainty than information produced from our own internal sources.

The information contained in this Offering Memorandum regarding the Coryton refinery is based solely on our analysis of the refinery and has not been reviewed or approved by BP or any of its affiliates.

Overview of the Acquisition

On February 1, 2007, we executed the BSA with BP to acquire the Coryton refinery located in the southeastern United Kingdom and its associated bitumen operations. The purchase price is approximately $1.4 billion, plus the value of net working capital to be determined at closing. Our current estimates, based on current market conditions and information provided by BP, value net working capital at approximately $300 million. We expect to fund the acquisition primarily with the net proceeds of the Offering of the Notes and borrowings under our working capital facilities.

Under the BSA, BP has agreed to retain and indemnify us for losses resulting from contamination existing at the site prior to the closing of the acquisition that must be remediated following either:

- receipt of environmental proceedings relating to contamination;
- an unsolicited direction by an environmental regulator to undertake remedial action in respect of the contamination; or
- an emergency.

Under the BSA, we also have no liability for offsite contamination that is directly caused by contamination that occurred prior to closing of the acquisition. All other environmental liabilities have been assumed by us.

BP's environmental indemnity is subject to the following limitations:

- notice must be given by us to BP of a claim under the environmental indemnity by the sixth anniversary of the closing of the Coryton acquisition. BP shall have no liability under its environmental indemnity for any losses incurred by us after the eight anniversary;
- minimum claims criteria must be met; and
- liability for claims shall be shared between BP and us as follows: We have agreed to release BP from environmental liabilities and to indemnify BP against environmental liabilities and costs to the extent these liabilities and costs are not covered by BP's indemnity. BP's environmental indemnity decreases over time at the following percentages, based on when a notice of claim is provided, in the years indicated:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1-2	100%
Years 3-4	50%
Years 5-6	25%
Thereafter	0%

Completion of the acquisition of the Coryton refinery is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the second quarter of 2007. There is no assurance we will consummate the transaction.

Refinery Overview

The Coryton refinery is located on a 589-hectare site located about 30 miles east of London on the Thames Estuary in the United Kingdom. The Coryton refinery has a total crude oil throughput capacity of approximately 172,000 bpd and up to an additional 70,000 bpd of other feedstocks. Full capacity of crude reduces capacity of other feedstocks by 20,000 bpd and vice versa. According to information provided by BP, the refinery has a Nelson Complexity Index of 12.0. The refinery was originally constructed in 1953 by the Vacuum Oil Company, a subsidiary of Exxon Mobil Corporation.

The refinery has five operational jetties for the supply by sea of all crude and other feedstocks. The refinery supplies the majority of its fuel products to major customers in the southeast of the United Kingdom by a combination of road truck deliveries (from the refinery's adjacent bulk terminal) and oil product pipelines. The refinery also ships other products, such as fuel oil, propylene and jet fuel, by sea to other European markets and bitumen by road and rail.

The following table sets forth the main process units of the Coryton refinery, their current capacities, start-up years and years of their most recent modifications:

Coryton Refinery Main Process Units

Process Units	Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Modification
Atmospheric Distillation	1	172,000	1963	—
Vacuum Distillation	2	39,000	1969	2006
		62,000	1969	2006
Diesel Hydrotreater	1	53,000	1969	2003
Catalytic Reformer	1	38,000	1989	—
Isomerization Penex	1	20,000	1993	—
Isomerization C4	1	32,000	1991	—
Propane Deasphalter	1	6,000	1969	—
FCC Unit	1	68,000	1982	2005
FCC Gasoline Hydrotreater	1	28,000	2003	—
HF Alkylation	1	20,000	1982	1991
Sulfur Recover Unit (tons per day)	1	100	1982	2005
Bitumen Blower (tons per day)	1	3,000	1969	—

(1) Barrels per day, except as indicated.

Throughput and Production at the Coryton Refinery

	Year Ended December 31,					
	Adjusted 2006[1]		Actual 2006		2005	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	120.6	59	93.5	55%	93.0	48%
Medium sweet	—	—	—	—	3.0	2
Light sour	24.7	12	23.0	13	42.1	22
Medium sour	—	—	1.7	1	—	—
Heavy sour	—	—	0.4	—	—	—
Total crude unit throughput	145.3	71%	118.6	69%	138.1	72%
Other throughputs	60.3	29	52.2	31	53.3	28
Total throughput	205.6	100%	170.8	100%	191.4	100%
Production:						
Light products:						
Gasoline	79.5	38%	69.1	40%	67.6	35%
Diesel and gasoils	57.5	28	45.5	27	51.5	27
Jet fuel	22.0	11	16.9	10	18.9	10
LPG	5.5	3	5.5	3	4.5	2
Total light products	164.5	80%	137.0	80%	142.5	74%
Fuel oil	30.1	15	27.2	16	24.7	13
Solid by-products/fuel consumed in process/fuel loss	11.0	5	6.6	4	24.2	13
Total production	205.6	100%	170.8	100%	191.4	100%

(1) Annualized volumes based on actual inputs and production volumes provided by BP for the second half of 2006 following the completion of the turnaround that was completed in March 2006. We have provided this information to show what the Coryton's operations might have been in 2006 had this turnaround and the accompanying shut-down of operations not occurred.

According to information provided by BP, a total of approximately $163 million was spent from 2003 to 2005 on compliance and discretionary capital expenditures at the Coryton refinery.

A number of measures have been recently implemented or are planned to overcome the declining reliability that the refinery experienced in 2004 and 2005, in particular in relation to mechanical and operational availability. For example, as a result of electrical power failures at the refinery in 2004 and 2005, several deficiencies in the primary high-voltage distribution system and the lower-voltage unit substations were identified. The Coryton refinery has also identified upgrades to the refinery's lower-voltage substations, with prioritized replacements planned. In addition, the Coryton refinery's FCC reliability has been improved by replacement of the reactor, regenerator cyclone and regenerator internal cone. The Coryton refinery also intends to improve SHU/SHDS (gasoline sulfur removal) fouling, with projects underway to install parallel heat exchangers to allow cleaning without a complete unit shut-down. In addition, the refinery's Program Management Office initiative is expected to provide a critical management refocus on improving the performance of the refinery's employees and systems in relation to reliability and HSE.

Feedstock and Supply Arrangements

The Coryton refinery's crude is supplied from the Mediterranean, the Baltic region, Latin America and the North Sea. Historically, the refinery has processed specific Arab Gulf crudes, such as Arab Light, to meet the requirements of the refinery's lube plant. The recent closure of the lube processing units in 2005 has allowed the refinery greater flexibility in crude supply and in the optimization of crude and other feedstocks. The Coryton refinery's crude unit allows for the processing of blends of crudes and has twin feed trains with the ability to segregate the atmospheric residues from the two crude feeds by means of a split base within the single crude tower shell. Opportunities exist for both sweet versus sour optimization as well as light versus heavy crude optimization. This includes some processing of condensates.

Product Off-Take

The Coryton refinery owns one of the largest road loading terminals in Europe. The refinery is connected to the United Kingdom Oil Pipeline, a multi-product pipeline operated on behalf of its shareholders by British Pipelines Agency, which runs from the Thames up to the Midlands region of the United Kingdom. This pipeline feeds terminals at Buncefield (north London), Northampton and Kingsbury (Birmingham) and also serves as a key supply route for aviation fuel into Heathrow Airport. We will have access to the pipeline only through BP. The Coryton refinery is also connected to GPSS, a government-owned pipeline system dedicated to jet fuel that is operated by the Oil & Pipelines Agency. This pipeline has traditionally supplied fuel to service Air BP customers and third-party demand at Stansted Airport and the military airbases of East Anglia.

In connection with the acquisition of the Coryton refinery, we will enter into product off-take agreements with BP that will account for approximately 90% of the refinery's gasoline production, 90-100% of its jet fuel production, 90-100% of its ULSD production and 10% of its gasoil production. This agreement will run for approximately five years, with the percentage of products purchased by BP decreasing after the first year.

Energy and Other Utilities

Based on information currently available to us, the Coryton refinery has an electrical demand between 45 and 50 MW. The refinery's natural gas requirements will be purchased primarily through short to medium-term contracts. The natural gas is used to run the on site gas turbine generator that produces about 25 MW of the electricity demand of the refinery. In addition, the refinery has four steam-turbine generators that are able to produce about 10 MW of electrical power in total. The refinery buys about 10 to 15 MW of electricity via the local utility grid.

The Coryton refinery's steam requirements are met by a combination of three steam boilers plus additional steam generation from certain process units. All of the refinery's hydrogen needs are supplied by onsite production at the continuous cyclical reformer.

The refinery has three steam boilers plus additional steam generation from certain process units.

Tankage Capacity

The Coryton refinery has a total of 9.5 million barrels of storage capacity. Tankage at the refinery is approximately 7.9 million barrels, of which 3.9 million barrels are dedicated to crude and other feedstock storage and approximately 4.0 million barrels to intermediate and finished products. In addition, the refinery also has tankage at its bulk terminal with a capacity of 1.6 million barrels.

Employees

The Coryton refinery employs a total workforce of approximately 540 employees at present of which 510 are employed with the refinery and 30 are associated with the bitumen and bulk terminal. The number of staff employed with the refinery is expected to fall from 510 to approximately 480 employees, as the organizational restructuring associated with closure of the lubes plant moves to full implementation. The Coryton refinery is party to a collective agreement with the Transport & General Workers' Union in relation to the employment of the refinery's production operators. We expect that upon our acquisition of the refinery, the refinery will have approximately 175 unionized employees. We expect to retain almost all of the refinery's senior management in connection with the acquisition.

Other Agreements

As a condition to the acquisition of the Coryton refinery, we will enter into a number of other ancillary agreements with BP. These agreements include the following:

Transitional Services Agreement. Under this agreement, BP will provide us with back office services, to assist us with our absorption of the refinery. While there will be no minimum terms of the agreement, both we and BP anticipate the transition should last through the end of 2007.

Brand License Agreement. Under the brand licensing agreement, which is to be finalized, BP will provide us with a license to use the BP brand for bitumen for certain limited purposes.

REGULATION

General

Our business is subject to a wide range of increasingly stringent environmental and other laws and regulations in the jurisdictions in which we operate. Our business involves the production, use, storage, disposal, transport and sale of materials that may cause contamination when released into the environment. In addition, our operations involve emissions into air, soil and water and result in waste products requiring disposal. We are subject to permit requirements and other regulatory limits and controls designed to prevent hazards and environmental pollution.

In the event that our operations result in the unlawful or unauthorized release of contaminants into the environment, we may be required to pursue remedial and compensatory actions and could face criminal, civil and administrative sanctions. Several of our products are subject to mandatory chemical composition requirements for environmental reasons.

We have set up environmental management and auditing systems aimed at monitoring and improving the environmental performance of our operations. We have in place environmental management systems that are certified in accordance with the ISO 14001 (environmental management), OHSAS 18001 (safety management) and ISO 9001 (quality) standards at several of our sites and, specifically, have implemented environmental management systems complying with the ISO 14001 standard at our Cressier, Teesside, Ingolstadt and BRC refineries and at one of the two sites at the Antwerp processing facility. The Coryton refinery also has an ISO 14001 certification.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures for compliance with environmental, health and safety laws and regulations. To the extent these expenditures are not ultimately reflected in the prices of the products we offer, our operating results will be adversely affected. We believe that substantially all of our competitors are subject to similar laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the local regulatory requirements, location of its operating facilities, production processes and whether or not its business includes marine and other transportation of crude oil or refined products.

E.U. Member States

Permitting Regime

The Integrated Pollution Prevention and Control Directive (1996/61/EC) (the "**IPPC Directive**") adopted in 1996, requires each E.U. Member State to adopt an integrated approach to environmental permitting that takes into account emissions to air, water and land with an overall aim of utilizing the best available techniques for minimizing pollution from various sources. The IPPC Directive applies to various types of new and existing industrial installations, including oil refineries. From October 2007, in accordance with the IPPC Directive, all such installations in the European Union will be required to be regulated so as to comply with the IPPC Directive.

In accordance with the timetable set out by the relevant U.K. legislation, we are in the process of obtaining a new IPPC permit for the Teesside refinery. An application for an IPPC permit has also been made for the Coryton refinery, but the application has not yet been approved.

In Belgium, we obtained a renewal of the permit for the BRC refinery in 2001. The renewal is subject to the completion of various refurbishment and upgrading programs. In addition, we are currently in the process of obtaining a renewal of the permit for the Antwerp processing facility, which expired on December 4, 2006. This renewal will likely require various improvements and upgrades as a result of the implementation of the IPPC Directive.

SO_2 and NO_x Emission Control

The Large Combustion Plants Directive (2001/80/EC) (the "**LCP Directive**") provides emission limits for sulfur dioxide (SO_2), nitrogen oxides (NO_x) and particulate matter (dust or PM_{10}) from "large combustion plants" with a thermal output of 50MW or greater, which include combustion plants in petroleum refineries. Each large combustion plant for which a license was granted after July 1, 1987 is required to comply by January 1, 2008 with the emission level values set out in the LCP Directive. For plants that were licensed prior to July 1, 1987, so-called existing plants, each Member State has the option of either applying the maximum emission levels to those plants or implementing a national

emission reduction plan aimed at reducing the total annual emissions of NO_x, SO_2 and PM_{10} from existing plants to the levels that would have been achieved by applying the maximum emission level to the existing plants in operation during 2000.

As a complementary piece of legislation to the LCP Directive, the National Emissions Ceilings Directive (2001/81/EC) introduces legally binding limits on national emissions of NO_x, SO_2, ammonia and volatile organic compounds from 2010 onwards. The methods by which the emissions reductions are to be achieved are not prescribed in the legislation, but E.U. Member States must submit their national plans for emissions reductions to the European Commission. The Teesside refinery and the Coryton refinery are included in the draft U.K. national emission reduction plan. We are currently in consultation with the Environment Agency in England with a view to resolving technical problems concerning controlling NO_x emissions in 2008 or 2010. We do not expect to have to make any material capital expenditures in relation to this project at Teesside. The amount of potential expenditures that may be needed to address NO_x and SO_2 reductions at Coryton refinery will depend on the outcome of the U.K. Environmental Agency's assessment of the IPPC permit application for that installation.

We expect to achieve the required NOx reduction at the BRC refinery through the upgrade of its central heat plant. We are still in the process of negotiating the schedule for this project with the authorities. The crude heater at the Antwerp processing facility will also require an upgrade to meet the new NOx standards.

Emissions Trading Directive

To help meet the greenhouse gas emissions reduction targets identified in the Kyoto Protocol, the European Union adopted the E.U. Emissions Trading Directive (2003/87/EC) in 2003 which establishes a scheme for trading greenhouse gas emissions allowances (the "**EU-ETS**"). Oil refineries are included within the mandatory scope of application of the EU-ETS. The EU-ETS requires E.U. Member States to set a cap on the amount of greenhouse gas emissions certain facilities across the European Union may release into the atmosphere. Mandatory caps on carbon dioxide emissions from combustion plants and certain specific industry sectors became effective on January 1, 2005. Based on these caps, facilities are allocated allowances in the form of credits to an electronic account held at the central registry of each E.U. Member State. Once credited to the electronic account, participants are free to buy, sell or trade allowances among themselves with the provision that each participant must have sufficient allowances in its account at the end of each compliance period to cover its emissions during that period. At a later stage, five additional climate gases (methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) referred to in the E.U. Emissions Trading Directive may become subject to the EU-ETS.

Participants that operate facilities included in the EU-ETS are required to keep track of their emissions and produce a report on annual emissions at the end of each calendar year that is verified by a third party. If there are insufficient allowances in a participant's account at the end of the year to cover the total emissions produced, then the participant must pay financial penalties as set out in the E.U. Emissions Trading Directive. In addition, any emissions not covered by allowances allocated for a particular year are carried forward and must be included as emissions against allowances allocated for the following year.

The Teesside refinery, BRC refinery, Ingolstadt refinery, the Antwerp processing facility and the Coryton refinery hold permits as required by the EU-ETS. The BRC and Teesside refineries and the Antwerp processing facility operated within their CO_2 emission allowances for the 2006 and 2005 compliance periods. The Ingolstadt refinery slightly exceeded its CO_2 emission allowance for the 2005 compliance period, but we will be able to transfer surplus allowances from our sites in the United Kingdom and Belgium to Ingolstadt to rectify the excess.

Fuel Quality Regulation

As a result of the Auto Oil I and Auto Oil II programs, the Council of the European Union and the European Parliament adopted the Fuel Quality Directive (2003/17/EC) with a view to achieving a phased reduction of the sulfur content in gasoline and diesel fuels. The directive requires that fuels with maximum sulfur levels of 10ppm be marketed and made available on a balanced geographic basis beginning on January 1, 2005. Full conversion to these sulfur-free fuels is required by January 1, 2009, which date is subject to review by the European Commission in relation to diesel fuel. E.U. Member States are obliged to determine sanctions applicable to breaches of the national provisions adopted

pursuant to this directive and also to establish a fuel-quality monitoring system in accordance with the requirements of the relevant European standard.

With a view to meeting climate change commitments and promoting renewable energy sources, the Council of the European Union and the European Parliament adopted the Directive on the Promotion of the Use of Biofuels and Other Renewable Fuels for Transport (2003/30/EC) on May 8, 2003 to promote the use of biofuels and other renewable fuels as alternative diesel fuel and gasoline for transportation purposes in the E.U. Member States. E.U. Member States must ensure that a minimum proportion of total supply of biofuels and other renewable fuels relative to conventional fuels is placed on their markets and, to meet this goal, are required to establish national indicative targets. A reference value for these targets is 2.0%, calculated on the basis of energy content, of all gasoline and diesel fuel placed on their markets by December 31, 2005 and 5.75% by December 31, 2010.

The above mentioned fuel-quality directives impact our business, together with other players in the industry, by requiring us to produce fuels that comply with the requirements in the directives. Currently, we have contracts with a biofuel additive producer to blend bio-diesel at the Teesside refinery. We are also looking into contracts with bio-additive producers for the BRC refinery.

We have purchased capital equipment to meet guidelines. The ULSD being produced is in accordance with regulation. We only sell compliant products into the market. Additional process changes may be required post 2011 to meet the proposed changes to the other fuel parameters.

Chemicals Regulation: REACH

In 2003, the European Commission issued a legislative proposal for a new regulatory framework for chemicals called REACH (registration, evaluation and authorization of chemicals). REACH will cover virtually all chemicals manufactured in, or imported into, the European Union. The European Council adopted the final text of Regulation (EC) No 1907/2006) ("**REACH Regulation**") on December 18, 2006. The REACH Regulation will come into force on July 1, 2007. The first REACH obligation, pre-registration, will take place from June 1 to November 30, 2008. Following pre-registration, registration deadlines apply in November 2010, June 2013 and June 2018, depending on the volume band or level of concern of the substance.

In summary, the principal components of REACH are as follows:

- *Registration:* REACH will require manufacturers and importers of chemicals to prepare "registration dossiers" for submission to a new European Chemicals Agency for each chemical they manufacture or import. Chemicals that are not registered may no longer be sold.
- *Evaluation:* Registration dossiers will be evaluated by the regulatory authorities of the relevant E.U. Member States, acting in conjunction with the European Chemicals Agency.
- *Authorization:* Chemicals that are named in an annex to the regulation will require pre-marketing authorization for their continued supply.

We will be impacted by REACH, both as a high-volume manufacturer of petroleum products as well as a downstream user of other chemicals. We believe the potential impact of REACH to our business could include substantial efforts and expenditures to ensure compliance with the registration, document management and other obligations of REACH; heightened product liability, health and safety and environmental exposure; and increased insurance costs. In addition, our products or third party substances used in our production processes may become subject to authorization or restriction, potentially be removed from the market or need to be substituted for commercial or other reasons.

Minimum Oil Stocks Regulation

E.U. legislation provides for an intervention system designed to ensure a minimum level of regional oil supply. The legislation provides for the maintenance of minimum oil stocks and for measures to be taken in the event of an oil supply crisis. The current stockholding systems in the European Union are regulated by Directive 68/414/EEC imposing minimum requirements for stocks of crude oil and petroleum products (the "**1968 Oil Stock Directive**"). The directive initially required E.U. Member States to maintain oil stocks for each of the main petroleum product categories (gasolines, middle distillates and fuel oils) at a minimum level equivalent to at least 65 days of consumption. This was increased in 1972 to 90 days. Individual E.U. Member States have discretion to organize their own internal stockholding regimes as they see fit.

The 1968 Oil Stock Directive was amended in 1998 to increase the efficiency, transparency and fairness of stockholding arrangements in E.U. Member States. The amendment requires the E.U. Member States to ensure that stocks are available and accessible at all times, and that the costs resulting from maintenance of stocks are identified by transparent arrangements allowing E.U. Member States to make such information available to interested parties. E.U. Member States are encouraged to set up a stockholding body that would be responsible for holding all or part of the stocks. The required stocks may be maintained in the form of crude oil and intermediate products, as well as in the form of finished products. E.U. Member States would also be allowed to hold stocks in other E.U. Member States. E.U. Member States are required to verify the stocks and to establish a system of sanctions to ensure the effective application of the provisions of the directive.

The Oil Stock Directive affects our operations in as much as we are required to have in place systems to facilitate compliance with the directive.

Oil-Storage Regulation

In order to implement the European Commission Directives on pollution caused by certain dangerous substances discharged into the aquatic environment (2006/11/EC) and on a framework for community action in the field of water policy (2000/60/EC), each E.U. Member State is required to take appropriate measures, including minimum design standards for above ground oil storage facilities, to prevent pollution of the water environment from toxic substances. The key requirement is the provision of secondary containment aimed at preventing any leaking or spilt oil from entering controlled waters.

At the Teesside refinery, we are in the process of increasing the secondary containment for our storage tanks. In addition, in connection with the renewal of our operating permit for the Antwerp processing facility, Belgian regulatory authorities may require us to install impermeable linings to the secondary containment. At the Coryton refinery the storage tanks are undergoing a programme of inspection and repair in connection with the IPPC permit application.

Requirements to Remediate Soil and Groundwater Contamination

Legislation in E.U. Member States may require the remediation of soil and groundwater contamination in certain circumstances. The scope of events and circumstances that would trigger such remediation requirements and the level of remediation required vary from Member State to Member State. In addition, Environmental Liability Directive 2004/35/EC ("**ELD**") covers environmental damage (i.e., significant damage to biodiversity and water quality, and land contamination that creates a risk to human health) and must be implemented by the E.U. Member States by April 30, 2007. Under the ELD, biodiversity and water damage is required to be remedied by returning the environment to its baseline condition. In the case of damage to land, the risk to human health must be removed. If the harm to biodiversity or protected waters cannot be reversed, then so-called complementary remediation by improvement of a similar resource or service may be required to be undertaken to the extent the original resource cannot be fully restored. So-called compensatory remediation may also be required to compensate society for the loss of the use or enjoyment of the resource or service. However, the ELD does not apply to environmental damage caused by an emission, event or incident that took place before the implementation date of the ELD.

We are subject to liability for soil and groundwater contamination at our E.U. facilities. The Teesside refinery has historic soil and groundwater contamination that has been the subject of investigations by the authorities involving us and the former owners of the site. Our liability for such contamination is expected to be limited by contractual protections negotiated with the former owners of the Teesside refinery. In respect of historic soil and groundwater contamination at the Antwerp processing facility, we have submitted various orientation and action reports in respect of one site at the facility to the regulatory authorities, who have in principle accepted the proposed measures to address the contamination. We are in the process of submitting reports in respect of the other site at this facility. The BRC refinery has historic soil and groundwater contamination. We have provided the authorities with an initial orienting report regarding this contamination but have not yet received a response to the report. An ongoing mitigation operation is in place at the refinery in Ingolstadt, Germany, to address historic hydrocarbon contamination at the site and to prevent off-site migration. Historic soil and groundwater contamination at the Coryton refinery could potentially require

remediation in the future. However, there is no current requirement to undertake soil and groundwater clean-up at the site.

Switzerland

While Switzerland is outside the European Union and therefore not subject to the Auto Oil I and II regulations, competing imports from neighboring countries are required to comply with E.U. regulations. In addition, Swiss products standards have historically been similar or more stringent than those adopted in E.U. Member States.

Oil companies operating in Switzerland are subject to a variety of environmental laws and regulations. Swiss air pollution laws mandate specific emission standards and reporting requirements to which refineries and oil depots are subject. Discharges of wastewater are also regulated and specific permits are required to discharge polluted water. Compliance with such permits is strictly monitored by the authorities. Non-compliance with such air and water pollution regulations may lead to the authorities requiring remedial measures to be implemented and, in certain cases, may lead to the suspension of operations or the imposition of fines against the relevant company and, potentially, its directors.

We do not expect to be required to make any significant upgrades for NO_x and SO_x control at the Cressier refinery.

Remediation of contaminated sites in Switzerland is governed by the Swiss Ordinance on Restoration of Contaminated Sites. This law establishes the mechanisms and procedures for identifying contaminated sites and monitoring sites for potential remediation. The relevant property owner is, in the first instance, liable for the costs, but may be able to claim reimbursement from the polluter if the latter can be identified. Intentional failure to comply with such orders could result in imprisonment and/or fines. Persons who negligently fail a remediation order can be liable to pay fines.

We have limited indemnity obligations to Shell Switzerland for environmental contamination at the Cressier refinery and for environmental damage at the related Swiss depot facilities, and we do not expect to incur material expenditures in connection with these obligations.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Members of the Board of Directors

Petroplus Holdings AG's Articles of Association stipulate that its board of directors consists of a minimum of three members. As of the date of this Offering Memorandum, the board of directors has seven members:

Name	Nationality	Position	Date of first appointment	Term expires[1]
Thomas D. O'Malley	U.S.	Chairman and CEO	February 2006[2]	2009
Patrick Monteiro de Barros ..	Portuguese	Vice Chairman, non-executive	November 2006[3]	2009
Markus Dennler	Swiss	Non-executive member	November 2006	2009
Walter Grüebler...........	Swiss	Non-executive member	November 2006	2008
Maria Livanos Cattaui	Swiss	Non-executive member	November 2006	2008
Eija Malmivirta	Finn	Non-executive member	November 2006	2009
Patrick Power	Irish	Non-executive member	November 2006	2008

(1) The duration of the term expressed in years was determined at the extraordinary shareholders' meeting held on November 29, 2006. The term will expire on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.

(2) Includes Thomas D. O'Malley's term as chairman of Argus.

(3) Patrick Monteiro de Barros was a member of the board of directors of Argus from February 2006 to August 2006.

Peter Backhouse, N. John Lancaster and Baran Tekkora resigned from the board of directors as of February 12, 2007, upon the sale of RIVR Holding B.V.'s remaining shares in Petroplus Holdings AG. Petroplus Holdings AG will nominate new members to be elected at the annual shareholders meeting, which will be held on May 9, 2007.

Education, Professional Background, Other Activities and Functions

Thomas D. O'Malley (Chairman and CEO)

Education—Bachelor of Science in Economics from Manhattan College, United States.

Professional background—Thomas D. O'Malley has served as our CEO since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a Senior Executive Employee of Premcor Inc. from January 2005 to September 2005, CEO of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as Vice Chairman of the Board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as Chairman and CEO of Tosco from January 1990 to September 2001 and President of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Activities in governing and supervisory bodies—None.

Permanent management and consultancy functions for Swiss and foreign interest groups—None.

Patrick Monteiro de Barros (Vice Chairman and Chairperson of the Compensation Committee, Non-Executive Member).

Education—BA from the University of Paris and Ecole Supérieur de Commerce de Paris, France.

Professional background—Patrick Monteiro de Barros has served as Chairman and CEO of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. He was president and CEO of Sigmoil Resources from 1987 to 1988 and Senior Vice President of Philipp Brothers from 1975 to 1987.

Activities in governing and supervisory bodies—Patrick Monteiro de Barros serves as a Chairman of the Monteiro de Barros Foundation, Lisbon, Portugal, Chairman of Protea Holdings, NY, United States, and is a Non-executive Member of the Board of the Espirito Santo Group.

Permanent management and consultancy functions for Swiss and foreign interest groups—Chairman of Argus Resources Ltd. (UK).

Markus Dennler, Dr. (Non-Executive Member and Chairperson of the Audit Committee)

Education—Juris Doctor University of Zurich, doctorate degree and member of the Bar of Zurich. Further he attended the International Bankers School in New York and the Harvard Business School (AMP), United States.

Professional background—Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a Member of the Executive Board of Credit Suisse Financial Services and as CEO responsible for the global operational life and pensions business. Prior to that, he was a Member of the Corporate Executive Board of Winterthur Insurance, at that time a subsidiary of Credit Suisse Group.

Activities in governing and supervisory bodies—Markus Dennler currently serves as Chairman of Converium Holding, Vice Chairman of Implenia AG and as a Member of the Board of Allianz Suisse and Swissquote Group.

Permanent management and consultancy functions for Swiss and foreign interest groups—Council member of the British Swiss Chamber of Commerce.

Walter Grüebler, Dr. (Non-Executive Member)

Education—Dr. oec. HSG and Master of Business Administration (lic. oec. HSG) from the University of St. Gallen, Switzerland.

Professional background—Walter Grüebler served as CEO of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a Member of Group Management of Airex AG and from 1974 to 1990 as CEO and Vice Chairman of the board of directors of Airex AG.

Activities in governing and supervisory bodies—Walter Grüebler serves as Chairman of the board of directors of Sika AG, Chairman of Adval Tech AG, Member of the board of directors of Alu Menziken and National Versicherungen as well as Quadrant AG. Further Walter Grüebler is a Member of the Board of Swiss Society of Chemical Industries, Zürich, Switzerland.

Permanent management and consultancy functions for Swiss and foreign interest groups—None.

Maria Livanos Cattaui (Non-Executive Member)

Education—BA with Honors from Harvard University, United States.

Professional background—Maria Livanos Cattaui was Secretary-General of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Mrs. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become Managing Director, responsible for the forum's annual meeting in Davos.

Activities in governing and supervisory bodies—Mrs. Maria Livanos Cattaui serves on various non-profit boards around the world: Vice Chairman of the International Crisis Group (Brussels), Member of the Board and advisory board of ICT for Peace Foundation (Geneva), EastWest Institute (New York), the World Life Sciences (Geneva), the Institute of International Education (New York), the National Bureau of Asian Research (NBR), the International Youth Foundation (Baltimore), the Schulich School of Business (York University, Toronto) and the Elliott School of International Affairs (George Washington University, Washington D.C.).

Permanent management and consultancy functions for Swiss and foreign interest groups—None.

Eija Malmivirta (Non-Executive Member and Chairperson of the Nominating and Corporate Governance Committee).

Education—Master of Sciences from Helsinki University of Technology in Finland.

Professional background—Ms. Malmivirta served as Chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oil Oy, most recently as Executive Vice President, Head of Neste Oil Trading and Supply.

Activities in governing and supervisory bodies—Eija Malmivirta presently serves as Vice Chairman of the board of directors of Kemira Oy, Helsinki, Finland and as a Member of the Board of the Directors of National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki, Miinan Hoitolat Oy, Helsinki, and Kansallisteatteri Oy, Helsinki.

Permanent management and consultancy functions for Swiss and foreign interest groups—None.

Patrick Power (Non-Executive Member)

Education—Bachelor of Sciences in Experimental Physics from University College Dublin, Ireland, Master of Sciences in Geophysics from Imperial College London, United Kingdom, MBA from the University College Cork, Ireland. Patrick Power is also a chartered Engineer and a fellow of the Institution of Engineers of Ireland.

Professional background—Patrick Power has served as founder and Managing Director of Shannon LNG Limited since 2003. Prior to that, he served as director and CEO of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Patrick Power held various positions with Marathon Oil Company, including President of Marathon International Petroleum—Worldwide Business Development.

Activities in governing and supervisory bodies—Patrick Power serves as a Managing Director and Member of the board of directors of Shannon LNG Ltd., Ireland and Member of the Board of the Multiple Sclerosis Society of Ireland.

Permanent management and consultancy functions for Swiss and foreign interest groups—None..

With the exception of Mr. O'Malley and Mr. De Barros, none of the members of the board of directors has or have had any management responsibility within Petroplus. Excluding their individual ownership interest in Petroplus Holdings AG, none of the members of the board of directors except for Mr. O'Malley and Mr. de Barros has or have had any significant business connection with Petroplus or its affiliated companies.

Elections and Terms of Office

The members of the board of directors are generally elected for the period of a maximum of three years at the General Meeting of Shareholders. A year is defined as the period between two ordinary shareholders' meetings. The individual terms of office of the members are coordinated in such a way that every year approximately one third of the members are subject to reelection or election.

The board of directors appoints its own Chairman and Vice Chairman.

Internal Organizational Structure

The board of directors is the supreme management body of Petroplus Holdings AG and consists of the Chairman who is also the CEO, the Vice-Chairman and the other members. In accordance with the ROO, our board of directors has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the board of directors on the matters specified below, often with the assistance of the Senior Management and others involved in the management of Petroplus Holdings AG. The chairperson of each of the subcommittees will inform the board of directors of all significant issues discussed at the subcommittee meetings and provide recommendations for decisions required to be made by the board of directors. Members of the committees are generally independent, non-executive members of the board of directors. For purposes of committee membership, independent means a non-executive member of the board of directors who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

Seven meetings of the board of directors were held during 2006, with the meetings lasting approximately three hours or the time necessary required to fulfill its purpose.

The board of directors and the committees will invite members of executive management and external consultants to deal with specific issues as deemed necessary.

Audit Committee

Members: Markus Dennler (Chairperson) and Walter Grüebler. The board of directors intends to appoint a third member following the upcoming annual shareholders meeting, which will be held on May 9, 2007.

The Audit Committee supports the board of directors as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, supervising the independence and objectivity of the internal audit function, reviewing and assessing the independence of external auditors, financial reporting as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to the Petroplus Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the board of directors as determined by the board of directors. Each member of the Audit Committee must be a non-executive and independent director. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meetings in 2006.

Nominating and Corporate Governance Committee

Members: Eija Malmivirta (Chairperson) and Maria Livanos Cattaui. The board of directors intends to appoint a third member following the upcoming annual shareholders meeting, which will be held on May 9, 2007.

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the board of directors, suggests nominees for election to the board of directors and makes recommendations to the board of directors concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the board of directors as determined by the board of directors. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meeting in 2006.

Compensation Committee

Members: Patrick Monteiro de Barros (Chairperson) and Patrick Power. The board of directors intends to appoint a third member following the upcoming annual shareholders meeting, which will be held on May 9, 2007.

The Compensation Committee supports the board of directors to assure that the executive officers and the members of the board of directors are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the board of directors as determined by the board of directors. The majority of them must be non-executive and independent directors. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meetings in 2006.

Definition of Areas of Responsibility

While the board of directors has delegated the executive management of Petroplus Holdings AG to the CEO and the other members of the Senior Management, the following responsibilities remain with the board:

- election of the Chairman, the Vice Chairman, the Chairperson and members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee;
- definition of the ultimate direction and the handing out of the necessary instructions;
- definition and modification of the strategy of the Petroplus Holdings AG as well as the passing of resolutions about the taking up or suspension of business activities;
- establishment of the organization;
- appointment and dismissal of members of the Senior Management and of other signatories of the Petroplus Holdings AG;
- approval of the annual budget and any deviations from it;
- approval of the financial planning and establishment of principles of accounting and financial control;
- determination of the fiscal year of Petroplus Holdings AG;
- supervision and control of the members of the Senior Management, especially with respect to compliance with laws, the Articles, internal directives and instructions;
- preparation of the annual report and general meetings, as well as the execution of its decisions;
- judicial notification in the case of over-indebtedness or bankruptcy based on Article 725 of the CO;
- decisions about contributions on shares not fully paid and in connection with the increase of share capital out of the authorized capital including decisions to delete outdated provision;
- approval of mass redundancies as set out in Article 335d of the CO or similar foreign prescriptions; and
- purchases and sales of real estate, subsidiaries or businesses if the costs exceed CHF 100 million, any borrowings of more than CHF 100 million, petroleum contracts that exceed 1.5 million barrels per month and extend more than one year or other contracts of more than CHF 500 million a year and all transactions between Petroplus Holdings AG and the CEO or the other members of the management or persons closely related to those.

Information and Control Instruments vis-à-vis the Senior Management

Our reporting system uses professional reporting and consolidation software. Income statements and full balance sheets are reported and consolidated on a monthly basis, including other information pertinent to an up-to-date controlling system, such as sales and margin details. Specific treasury information is reported on a weekly and monthly basis, and for the management and reporting of the commodity price risk exposures and results, there is a sophisticated daily position and results reporting system. While a budget is established and approved in the last quarter of the prior year, updated year-end projections are reported several times a year. Refinery and other business unit managers report trends and developments in the business, throughputs, margin analysis and other relevant information on a monthly basis.

Certain members of Senior Management are regularly involved in the meetings of the board of directors and the Audit Committee. The Chief Financial Officer presents the financial information of Petroplus Holdings AG to the Audit Committee on a quarterly and annual basis.

An Internal Audit function was established in the last quarter of 2006. The Internal Audit function assists the board of directors in the discharge of its oversight responsibilities by providing independent and objective assessments of the effectiveness of the risk management, internal control and governance processes. Internal Audit activities are based on an annual audit plan developed using an appropriate risk-based methodology that covers all operations of Petroplus. This audit plan will be approved by the

board of directors after review by the Audit Committee. The results of internal audits are communicated directly to the Chief Financial Officer, the Audit Committee, and the Chairman of the board as well as to the external auditors through formal Internal Audit reports. Regular follow-up will be performed to ensure that risk mitigation and control improvement measures are implemented on a timely basis.

The director of Internal Audit reports directly to the Audit Committee to ensure independence from management.

The Internal Audit function is committed to abiding by the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors.

Senior Management

Members of the Senior Management

As of the date of this Offering Memorandum, the five members of the senior management ("**Senior Management**", and each such member, a "**Senior Manager**") are as follows:

Name	Nationality	Position
Thomas D. O'Malley	U.S.	CEO and Chairman
Michael D. Gayda	U.S.	Executive Vice President and General Counsel
Bruce A. Jones	U.S.	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	U.S.	Executive Vice President and Chief Commercial Officer
Karyn F. Ovelmen	U.S.	Executive Vice President and Chief Financial Officer

Education, Professional Background, Other Activities and Functions

Thomas D. O'Malley (CEO and Chairman)

You can find information about Thomas D. O'Malley under "—Board of Directors" above.

Michael D. Gayda (Executive Vice President and General Counsel)

Education—Bachelor of Sciences in Economics from the Wharton School, University of Pennsylvania, United States, and Juris Doctor from Boston University, School of Law, United States.

Professional background—Michael Gayda has served as our Executive Vice President, General Counsel and Secretary since the incorporation of Argus in February 2006. He served as Executive Vice President, General Counsel and Secretary at Premcor Inc. from January 2005 until September 2005 and Senior Vice President, General Counsel and Secretary from October 2002 to December 2004. Prior to this position, he served as General Counsel-Refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as Vice President and Associate General Counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001.

Bruce A. Jones (Executive Vice President and Chief Operating Officer)

Education—Bachelor of Science from Juniata College, United States, and Masters of Sciences from Rutgers University, United States.

Professional background—Bruce Jones has served as our Chief Operating Officer since May 2006. He served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco Corporation and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Chester J. Kuchta (Executive Vice President and Chief Commercial Officer)

Education—Bachelor of Sciences in Chemical Engineering from Brown University, United States.

Professional background—Chester Kuchta has served as our Chief Commercial Officer since June 2006. He served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005. Prior to joining Premcor, Mr. Kuchta served as the Crude Oil Supply Manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Karyn F. Ovelmen (Executive Vice President and Chief Financial Officer)

Education—Bachelor of Arts from the University of Connecticut, United States, and Certified Public Accountant ("CPA") in the United States.

Professional background—Karyn Ovelmen has served as Executive Vice President and Chief Financial Officer since the incorporation of Argus in February 2006. She served as Executive Vice President and Chief Financial Officer of Argus Resources Inc. in 2006. Prior to joining Argus, Ms. Ovelmen served as Vice President of External Reporting and Investor Relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

None of the members of the Senior Management is a member of governing and supervisory bodies of Swiss or foreign organizations outside of the Petroplus group. None of the members hold permanent management or consultancy functions for Swiss or foreign interest groups, and none of the members have official functions or hold political posts.

Compensation, Shareholdings and Loans

Content and Method of Determining the Compensation and the Share-Ownership Programs

Non-Executive Members of the Board

For the board of directors, the following forms of compensation apply:

- board of directors fees—Each non-executive member of the board of directors is paid an annual compensation of CHF 100,000 for services provided. In addition, the chairperson of the Audit Committee receives additional annual compensation of CHF 100,000, and the committee chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee each receives additional annual compensation of CHF 20,000.
- Other cash compensation—Each non-executive member of the board of directors receives compensation of CHF 2,500 for each board or committee meeting attended.
- Equity Participation Plan—The non-executive members of the board of directors are eligible to participate in our Equity Participation Plan. The options granted were approved by the board of directors.

Senior Management (Including Executive Members of the Board)

Petroplus Holdings AG has entered into employment agreements with our Senior Management. The agreements became effective beginning May 1, 2006. These agreements have an initial term of three years and are subject to an automatic one-year extension thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreement. The agreements provide for annual base salaries (with increases, if any, to be determined by our board of directors) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley and CHF 500,000 for each of Michael D. Gayda, Chester J. Kuchta, Bruce A. Jones and Karyn F. Ovelmen. Under the employment agreements, each of the members of the Senior Management were eligible to earn an annual bonus for 2006, as determined by the board of directors, based on the growth and the achievement of the goals set for this year. For 2007 and thereafter the bonus payment under the agreements is dependent on certain predetermined earnings-per-share levels being met. If these levels are exceeded, additional bonus opportunities can be realized. In addition, the members of the Senior Management are eligible to participate in our Equity Participation Plan.

The Compensation Committee of the board of directors has established a policy for the Company that compensation should ensure that the management and employees are rewarded appropriately for their contributions to the Group's growth and profitability, that the executive compensation strategy supports organizational objectives and shareholder interests and that the remuneration is demonstrably contingent upon sustainable company success and the individual contribution by the person in question. In determining the long-term incentive component the board of directors considers, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards for executive officers at comparable companies and the awards given to the respective persons in past years.

Each of the Senior Management employment agreements, which includes their incentive compensation and their eligibility for long-term equity compensation, has been approved by the board of directors. The board of directors has approved the Equity Participation Plan, which establishes a plan for the Board to grant stock options and other equity awards. The board of directors approves individual awards to directors, Senior Management and employees.

Compensation for Acting Members of Governing Bodies

Compensation 2006 for Non-Executive Directors of the Board

	Board of Directors Fees[1]	Total Compensation
	(in thousands of CHF)	
Patrick Monteiro de Barros	10	10
Peter Backhouse	8	8
Markus Dennler	17	17
Walter Grüebler	8	8
N. John Lancaster	8	8
Maria Livanos Cattaui	8	8
Eija Malmivirta	10	10
Patrick Power	8	8
Baran Tekkora	8	8
Total	**85**	**85**

(1) The Non-Executive Members of the board of directors earned one month of the annual fees for the period beginning November 29, 2006, these fees were paid in 2007.

The highest compensation earned by a Member of the board of directors, including the fair value of the 2,500 options granted, was CHF 87,000 for the year ending December 31, 2006. The highest compensation earned by an Executive Member of the board of directors was CHF 1,173,000.

Compensation 2006 for Executive Directors and the Senior Management

	Salary	Bonuses[1]	Various payments[2]	Total compensation
	(in thousands of CHF)			
Thomas D. O'Malley	413	760	—	1,173
Michael D. Gayda	393	620	5	1,018
Bruce A. Jones	393	620	5	1,018
Chester J. Kuchta	292	620	4	916
Karyn F. Ovelmen	393	620	4	1,017
Total	**1,884**	**3,240**	**18**	**5,142**

(1) Paid in 2007.

(2) Includes the employer pension contribution for all members of the Senior Management that have not reached the age of 65.

The highest compensation earned, relating to the year ending December 31, 2006, by a member of the Senior Management is CHF 1,173,000.

Compensation for Former Members of Governing Bodies

In 2006, CHF 9.0 million in total compensation was earned by the former four executive directors of RIVR who resigned from the board of directors in 2006. The highest compensation paid to a single individual was CHF 4.3 million. Total compensation paid to the seven non-executive members of the supervisory board of RIVR in 2006 was CHF 134 thousand, in total of which the highest single compensation amounted to CHF 31 thousand.

Share Allotments in 2006

No shares were allotted as compensation to the members of the board of directors or the Senior Management in 2006.

Share Ownership

Shares Owned by Senior Management

The total number of shares of Petroplus Holdings AG owned by the five executives (including Thomas D. O'Malley) who belonged to Senior Management as of March 31, 2007, including persons closely linked to them, was 2,176,856. "Persons closely linked to them" are close family members, any legal entities that they own or otherwise control and any legal or natural person who is acting as their fiduciary. No member of the Senior Management owned 5% or more of the outstanding shares as of March 31, 2007.

Shares Owned by the Non-Executive Members of the Board of Directors

The total number of Petroplus shares owned by the nine Non-Executive Members of the board of directors as of March 31, 2007, including persons closely linked to them was 264,150.

Options

Options Owned by Senior Management

The total number of options owned by the five executives who belonged to Senior Management as of March 31, 2007, including persons closely linked to them, was 2,586,586.

Grant date	Options held (number)	Exercise price	Life term (years)	Ratio
2006[1]	2,326,586	$15.80	10	1:1
2007[2]	260,000	CHF 73.95	10	1:1

(1) Options purchased by executives in their capacities as investors.

(2) Options granted by board of directors on January 3, 2007.

Options Owned by the Non-Executive Members of the Board

The total number of Share options owned by the nine Non-Executive Members of the board of directors as of March 31, 2007, including persons closely linked to them was 103,140.

Grant date	Options held (number)	Exercise price	Life term (years)	Ratio
2006[1]	22,500	CHF 63.00	10	1:1
2006[2]	80,640	$15.80	10	1:1

(1) Options granted in the course of the IPO on November 29, 2006.

(2) Options purchased by a non-executive director in his capacity as an investor.

Additional Fees and Remunerations and Loans to Members of the Governing Bodies

No additional fees or remuneration was paid to governing bodies of the Petroplus Holdings AG.

No loans were granted by the Petroplus Holdings AG to Senior Management or to members of the board of directors or were outstanding as of March 31, 2007.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the direct and indirect, legal and beneficial ownership and control of our ordinary shares with a nominal value of CHF 9.18 each, as of March 31, 2007 (unless otherwise indicated) by (1) our board of directors, (2) our Senior Management and (3) each person known by us to own beneficially 5% or more of our ordinary shares:

	Number	%
Directors		
Thomas D. O'Malley[1] and affiliated parties[2]	1,981,626	3.2%
Members of the Board of Directors in total, excluding Thomas D. O'Malley	264,150	<0.5%
Senior Management		
Members of Senior Management in total, excluding Thomas D. O'Malley[3]	195,230	<0.5%
Principal Shareholders		
FMR Corp[4]	7,163,788[4]	11.7%
Deutsche Bank AG[5]	3,126,026[5]	5.1%

(1) The address of this shareholder is Greenwich, Connecticut (United States).

(2) In addition to 1,619,509 directly held shares, Mr. O'Malley controls Horse Island Partners, LLC, the address of which is Greenwich, Connecticut (United States). Horse Island Partners, LLC holds 359,122 shares. Mr. O'Malley is also the trustee of T.D. & M.A. O'Malley Foundation Inc., a charitable organization, the address of which is Greenwich, Connecticut (United States). The T.D. & M.A. O'Malley Foundation Inc. holds 2,995 shares.

(3) The members of the Senior Management (excluding Thomas D. O'Malley) are Michael D. Gayda, Basking Ridge, New Jersey (United States); Bruce A. Jones, Steinhausen, Switzerland; Chester J. Kuchta, London (United Kingdom); and Karyn F. Ovelmen, Zug, Switzerland. No member of the Senior Management individually owns 5% or more of our ordinary shares.

(4) FMR Corp., a company located at 82 Devonshire Street, Boston, Massachusetts 02109, United States, and its direct and indirect subsidiaries increased their total holdings in Petroplus Holdings AG to 7,163,788 registered shares. This represents a total shareholding of 11.74%. FMR Corp. is the parent company of Fidelity Management & Research Company, an investment manager for U.S. mutual funds, and Fidelity Management Trust Company, a U.S. state chartered bank, which acts as a trustee or investment manager of various pension and trust accounts. The shares of Petroplus Holdings AG are directly held by various managed accounts. The notification by FMR Corp. of its shareholdings is dated February 20, 2007.

(5) Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, has acquired, through its London Branch, located at Winchester House, 1 Great Winchester Street, EC2N 2DB, London, United Kingdom and its Zurich Branch, Uraniastrasse 9, 8023 Zurich, Switzerland, 3,126,026 registered shares of Petroplus Holdings AG. This represents a total shareholding of 5.122%. The notification of Deutsche Bank AG of its shareholdings is dated March 12, 2007.

CERTAIN RELATED PARTY TRANSACTIONS

You can find information about our transactions with related parties in note 29 to the Consolidated Financial Statements.

INFORMATION ABOUT THE ISSUER

Incorporation, Name, Registered Seat, Duration and Fiscal Year

Petroplus Holdings AG was initially incorporated on February 20, 2006 under the name Argus Atlantic Energy Limited by Thomas D. O'Malley, our CEO and the Chairman of our board of directors, acting in his own name and through an entity controlled by him called Horse Island Partners, LLC, T.D.&M.A. O'Malley Foundation Inc. and Patrick Monteiro de Barros, a member of our board of directors, through Darsy II Ltd., a legal entity in which he has a beneficial interest, as a stock corporation established under the laws of Bermuda. In August 2006, Argus Atlantic Energy Limited combined its business with PPI's refining and wholesale marketing operations by exchanging shares of Argus for shares of RIVR, which was the direct parent of PPI at the time. On August 21, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office from Bermuda to Zug, Switzerland, and to change its name from Argus Atlantic Energy Limited to Petroplus Holdings AG, with Petroplus Holdings AG being entered on August 22, 2006, as a Swiss stock corporation (*Aktiengesellschaft*) pursuant to Articles 620 *et seq.* of the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*) in the Commercial Register of the Canton of Zug under registration number CH-170.3.029.779-9. Our registered office is Industriestrasse 24, 6304 Zug, Switzerland. Our registered office is our head office. Since November 30, 2006 our shares are listed and traded on SWX.

Petroplus Holdings AG has been incorporated for an unlimited duration.

Petroplus Holdings AG's financial year-end is December 31.

Business Purpose of Petroplus Holdings AG

Petroplus Holdings AG's principal purpose, as set out in article two of our articles of association, is the following: the direct or indirect acquisition, management and sale of participations in domestic and primarily foreign companies, particularly in the energy industry; the acquisition, management and sale of securities and other similar assets; and the execution and financing of financial and fiduciary businesses. Petroplus Holdings AG is empowered to open and maintain domestic and foreign branch offices, to take over agencies, to engage in any business and to enter into any agreements that are appropriate to promoting its purpose or that are directly or indirectly within the scope of its activities. Petroplus Holdings AG may also undertake financing for itself or on behalf of other parties, in particular the financing of holding companies as well as issuing guarantees and suretyships for associated companies and third parties.

Group Structure

Petroplus Holdings AG operates through wholly or majority owned subsidiaries, as well as certain minority participations. You can find information about our subsidiaries and our minority participation of more than 10% in Notes 14 and 32 of the Consolidated Financial Statements.

DESCRIPTION OF INDEBTEDNESS

The following is a description of our material indebtedness. The description does not purport to be complete and is qualified in its entirety by reference to the agreements which set forth the principal terms and conditions of our credit facilities and other indebtedness.

The Notes Offering

The Notes Offering by our wholly owned Bermuda subsidiary Petroplus Finance Limited is expected to consist of approximately $1.2 billion in aggregate principal amount of Notes to be issued in two tranches: (i) Notes due 2014 and (ii) Notes due 2017. The principal amount of each tranche is expected to be determined at the pricing of the Notes Offering. The Notes are expected to be denominated in U.S. dollars. The applicable interest rate for the Notes is also expected to be determined at the pricing of the Notes Offering based on the market conforming rate at that time, taking into account our credit profile. The Notes are expected to be guaranteed by Petroplus Holdings AG, RIVR, PPI, Petroplus Finance 2 Limited and PRML (collectively the "**Guarantors**"). The Notes are expected to rank *pari passu* with all other senior obligations of Petroplus Finance Limited and the Guarantors.

Subject to the terms of the relevant security documents, the Notes and the guarantees of the Guarantors, are expected to be secured on a first-security basis by all of Petroplus Holdings AG's equity interest in Petroplus Finance Limited and $1.0 billion of intercompany loan between certain Guarantees, as lenders, and Petroplus Marketing AG, as borrower.

Petroplus Finance Limited, the Guarantors and the Initial Purchasers are expected to enter into the Purchase Agreement on the date of pricing of the Notes under which the Initial Purchasers are expected to agree, subject to the conditions referred to below, to purchase the Notes from Petroplus Finance Limited at the respective purchase price there for and to offer such Notes in the manner contemplated therein and in the offering memorandum for the Notes.

Petroplus Finance Limited is expected to agree to pay the Initial Purchasers a commission at a market standard rate calculated by reference to the aggregate principal amount of the Notes upon the closing of the Notes Offering. In addition, Petroplus Finance Limited is expected to agree to pay expenses related to the Notes Offering.

The Purchase Agreement is expected to confer on the Initial Purchasers, among other things, the right to terminate their obligations prior to the closing of the Notes Offering in the event of a breach of material warranty or undertaking in the event of a ratings down-grade and/or certain "force majeure" events relating to the occurrence of adverse market conditions or material disruption in settlement, payment or clearance services or economic or political events.

It is expected that the Purchase Agreement will also contain: (A) certain customary representations and warranties by us as to the accuracy of the information contained in the offering memorandum for the Notes and in relation to other matters relating to the Group and its business; (B) an indemnity from Petroplus Finance Limited and the Guarantors in favor of each of the Initial Purchasers, which is usual for an agreement of this nature; and (C) certain customary undertakings from Petroplus Finance Limited and the Guarantors.

An Indenture is expected to be entered into by Petroplus Finance Limited, the Guarantors and the trustee (the "**Trustee**"), on the closing date for the Notes Offering, pursuant to which the Notes are expected to be issued.

The Indenture is expected to include certain covenants for the benefit of the holders of the Notes that are expected to limit our ability, and the ability of certain of our subsidiaries, to, among other things, (i) make certain payments, including dividends or other distributions, with respect to equity interests, or prepayments of subordinated debt; (ii) incur indebtedness or issue preferred stock; (iii) make certain investments or sell assets; (iv) create certain liens; (v) provide guarantees for certain debt; (vi) enter into restrictions on the payment of intra-group dividends and other amounts; (vii) engage in certain transactions with affiliates; (viii) engage in sale-and-leaseback transactions; (ix) issue or sell equity interests of certain of our subsidiaries; and (x) consolidate, merge or transfer all or substantially all of our assets.

The Indenture is expected to provide that each of the following will be an event of default ("**Event of Default**"): (A) a default for 30 days in the payment when due of interest on the Notes; (B) a default in payment when due of the principal of, or premium, if any, on the Notes; (C) the failure by Petroplus

Holdings AG or any of its subsidiaries to comply with the provisions of the Indenture or the Notes; (D) a default under certain of our other indebtedness caused by a payment default thereunder or the acceleration of such indebtedness prior to its express maturity; (E) our failure to pay certain final judgments; and (F) certain events of bankruptcy or insolvency with respect to Petroplus Holdings AG and certain subsidiaries.

The Indenture is expected to provide that, upon the occurrence of any Event of Default (other than an Event of Default relating to certain events of bankruptcy or insolvency), the Trustee or holders of the then outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. The Indenture is expected to further provide that, upon the occurrence of any Event of Default relating to certain events of bankruptcy or insolvency, all outstanding Notes shall be due and payable immediately without further action or notice.

It is also expected that the Indenture will also include (1) customary provisions relating to issuance, delivery, transfer and exchange of the Notes, (2) provisions relating to redemption of the Notes, (3) customary provisions relating to rights, duties and liabilities of the Trustee, (4) customary provisions relating to defeasance and discharge of the Indenture and the Notes and (5) customary provisions relating to amendments to and waivers with respect to the terms of the Indenture and the Notes. The Indenture is not expected to include provisions for the holders of the Notes to be represented other than as set forth above.

Working Capital Facilities

Working Capital Acquisition Facility

During March 2007, we, through certain of our subsidiaries, secured financing commitments for a new $400 million working capital bridge acquisition facility (the "**Working Capital Acquisition Facility**") for the purpose of providing additional resources to fund the working capital element of the acquisitions of the Ingolstadt refinery and potentially the Coryton refinery. The borrowings under the Working Capital Acquisition Facility bear interest at LIBOR (or, in relation to any loan in euro, EURIBOR) plus the applicable margin and any mandatory costs. The Working Capital Acquisition Facility has a maturity of the earlier of (i) December 31, 2007 or (ii) three months after the closing date of our acquisition of the Ingolstadt refinery or, if we have requested and it has been agreed, three months from the closing date of our acquisition of the Coryton refinery. Funds can be drawn on the Working Capital Acquisition Facility in U.S. dollars, euro, pounds sterling and Swiss francs. The borrowings under this facility will be jointly and severally guaranteed by certain of our subsidiaries.

The Working Capital Acquisition Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain sales of assets or incurring certain additional indebtedness.

The Working Capital Acquisition Facility also contains a financial covenant requiring us to maintain a minimum ratio of EBITDA to net interest expense of 2.20:1.

Compliance with the covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Working Capital Acquisition Facility.

On March 28, 2007, we drew down $228.3 million under the Working Capital Acquisition Facility to fund the working capital element of the purchase price of the Ingolstadt refinery acquisition.

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a $1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 20, 2006, the "**RCF**"), with an option to increase the facility amount to up to $2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover, we can obtain additional availability on an uncommitted basis under this facility.

The RCF is available, subject to a working capital borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to $100 million. Revolving loans and bank overdrafts under the RCF bear interest at a rate that is the aggregate of the current margin of 1.0% per year and LIBOR (or, in relation to any

revolving loan in euro, EURIBOR) and any mandatory costs. This margin is subject to increase based on the value of our consolidated net worth and the ratio of total term borrowings to consolidated tangible net worth is more than 1. Commissions on payment instruments vary depending upon the instrument type. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the purchaser under our RPF and such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

The RCF contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses and amending or waiving certain material agreements.

The RCF Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of $650 million (€500 million) plus 25% of our net income starting with 2007 net income, up to a maximum of $975 million (€750 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20:1, with such ratio increasing on December 31, 2007 to 2.5:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the amended RCF.

At December 31, 2006, there were no drawings under the RCF.

At March 31, 2007, drawings under the RCF amounted to $96.1 million.

Receivables Purchase Facility

Certain of our subsidiaries are party to a $400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "**RPF**"). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the purchaser under the facility. The form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The RPF contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The RPF also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio of EBITDA to net interest expense of 2.20:1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70:1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45:1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the RPF.

At December 31, 2006, there were no drawings under this facility.

At March 31, 2007, drawings under the RPF amounted to $196.6 million.

Other Working Capital Facilities

Some of our subsidiaries have smaller working capital facilities available.

Term Loan Facility

We, through certain of our subsidiaries, are party to €500 million senior secured credit facility dated February 6, 2007 (the "**Senior Secured Facility**"). The borrowings under the Senior Secured Facility bear interest at LIBOR (or, in relation at any loan in Euro, EURIBOR) plus the applicable

margin and any mandatory costs. The margin range is 1.25% to 2.75% pending certain leverage ratio and duration of the facility.

At April 1, 2007, there were no drawings under the Senior Secured Facility. We currently intend to cancel the Senior Secured Facility prior to the completion of the Offering of the Notes.

DESCRIPTION OF SHARE CAPITAL AND SHARES

Set out below is certain information concerning our share capital and brief summaries of certain provisions of our articles of association (Statuten), CO and other Swiss statutes relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, the CO and such other statutes as in effect on the date of this Offering Memorandum.

Share Capital and Share Capital Changes

Share Capital

As of the date of this Offering Memorandum and without giving effect to the Offering, Petroplus Holdings AG's outstanding share capital amounts to CHF 560,315,988 and is divided into 61,036,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

For the purpose of this Offering, Petroplus Holdings AG's board of directors resolved by way of circular letter at the beginning of April 2007 to increase Petroplus Holdings AG's share capital by up to 10% of its share capital listed on the SWX through the issuance of registered shares (the Offer Shares) of Petroplus Holdings AG with a nominal amount of CHF 9.18 each out of the authorized share capital created by a shareholder resolution which was passed at the extraordinary shareholders' meeting on November 29, 2006. The Offer Shares will be offered (i) to existing shareholders by granting their pre-emptive rights, (ii) to retail and institutional investors in Switzerland, (iii) by way of private placements to certain institutional investors outside of Switzerland and outside of the United States, made in reliance on Regulation S under the U.S. Securities Act, as amended and (iv) by way of a non-public offering to qualified institutional buyers (as defined in, and in compliance with, Rule 144A of the U.S. Securities Act), in the United States. The Offer Shares issued in the Offering shall be subscribed for and paid at their nominal value by Credit Suisse acting, on behalf of the several Joint Bookrunners, in anticipation of their sale in the Offering, at the subscription price pursuant to a Subscription and Purchase Agreement.

Following the Offering (and assuming an Offering of up to 7,600,000 Offer Shares, Petroplus Holdings AG's nominal issued share capital is expected to be up to CHF 630,083,988, divided into up to 68,636,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Authorized Share Capital

As of the date of this Offering Memorandum, Petroplus Holdings AG's authorized share capital is CHF160,358,994, divided into 17,468,300 registered shares with a nominal value of CHF 9.18 each.

Upon completion of the Offering (and assuming an Offering of up to 7,600,000 Offer Shares), Petroplus Holdings AG's authorized share capital is expected to be CHF 90,590,994, divided into 9,868,300 registered shares with a nominal value of CHF 9.18 each.

Upon completion of the Offering (and assuming an Offering of up to 7,600,000 Offer Shares), article 5 of Petroplus Holdings AG's articles of association will read as follows (unofficial translation of the German original):

> Authorized Capital
>
> The board of directors is authorized to increase the share capital, at any time until November 29, 2008, by a maximum amount of CHF 90,590,994 by issuing a maximum of 9,868,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board of directors is entitled to issue these shares by means of a firm underwriting or in partial amounts.
>
> The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares are to be paid-up, the date from which they carry dividend rights and the allocation of unexercised pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent such rights are not exercised.
>
> The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares, or (ii) for granting an over-allotment option of up to 20% of the new shares to the joint lead Joint Bookrunners in connection with a placement of shares at market price.
>
> The new registered shares shall be subject to the transfer restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued will be reduced to the extent shares are issued out of conditional share capital pursuant to article 6a.

Petroplus Holdings AG's board of directors proposes that at the annual general meeting of shareholders (the "**Annual General Meeting of Shareholders**") to be held on May 9, 2007, to create additional authorized share capital in the amount of CHF 137,700,000 (see "Additional Information—Invitation to the Annual General Meeting of Shareholders").

Conditional Share Capital

As of the date of this Offering Memorandum, Petroplus Holdings AG's conditional share capital is CHF 205,405,254, divided into 22,375,300 registered shares with a nominal value of CHF 9.18 each pursuant to which (a) 4,907,000 of registered shares with a nominal amount of CHF 9.18 each will be available for issuing, under the exclusion of shareholders' pre-emptive rights, to (i) directors, employees and consultants exercising option rights granted to them under employee participation plans or (ii) shareholders exercising the 2,420,134 options granted to them (see "Description of Share Capital and Shares—Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities" below) and "(b) 17,468,300 registered shares with a nominal amount of CHF 9.18 will be available for issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG.

As pursuant to article 6a para. 5 of the articles of association, the conditional share capital will be reduced by the amount used by the board of directors in case of share capital increases out of authorized share capital, Petroplus Holdings AG's conditional share capital is expected to be CHF 135,637,254, divided into 14,775,300 registered shares with a nominal value of CHF 9.18 each upon completion of the Offering (assuming an Offering of up to 7,600,000 Offer Shares). Out of the 14,775,300 shares, (a) 4,907,000 registered shares with a nominal value of CHF 9.18 each will be available for issuance, under the exclusion of shareholders' pre-emptive rights, to (i) directors, employees and consultants exercising option rights granted to them or (ii) shareholders exercising the 2,420,134 options granted to them (see "Description of Share Capital and Shares—Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities" below) and (b) 9,868,300 registered shares with a nominal value of CHF 9.18 each will be available for issuance upon the exercise of conversion and/or other option rights granted in connection with bonds or similar debt instruments granted by Petroplus Holdings AG or one of its subsidiaries in one or more issues.

Upon completion of the Offering (assuming an Offering of up to 7,600,000 Offer Shares), articles 6 and 6a of Petroplus Holdings AG's articles of association will read as follows (unofficial translation of the German original):

Conditional Capital

Article 6

Petroplus Holdings AG's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260 through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights granted to consultants, employees, and directors of Petroplus Holdings AG and its subsidiaries as well as to shareholders.

The issuance of shares or option rights may be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

The new registered shares shall be subject to the transfer restrictions of article 8.

Article 6a

The share capital may be increased by a maximum amount of CHF 90,590,994 by issuing up to 9,868,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of Petroplus Holdings AG or one of its subsidiaries in one or more issues. Entitled to new shares are the holders of conversion or option rights.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (i) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or (ii) to issue warrants or convertible bonds on the national or international capital market.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in article 5 regarding share capital increases out of authorized capital.

Share Capital Changes

The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 are described below.

Petroplus Holdings AG (formerly Argus) was incorporated in Bermuda with an authorized share capital of $48,000 comprising 4,800,000 common shares of par value $0.01 per share. On February 23, 2006, the authorized share capital was increased from $48,000 to $2,000,000, of which $48,000 comprised 4,800,000 common shares of par value $0.01 per share that were issued on that day.

In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from $0.01 to $7.50 per share by leaving the issued share capital unchanged at $48,000, resulting in 6,400 issued common shares of par value $7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value $7.50 were issued out of the authorized share capital of $2,000,000, resulting in a total issued share capital of $1,080,000, consisting of 144,000 common shares of par value $7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from $2,000,000 to $750,000,000, out of which $15,558,375 comprised 2,074,450 common shares at par value $7.50 per share that were issued on the same day, leading to a total issued share capital of $16,638,375, consisting of 2,218,450 common shares at par value $7.50 each.

On August 21, 2006, Argus's issued share capital was increased from $16,638,375 to $302,524,500 by issuing 38,118,150 common shares of par value $7.50 out of Argus's authorized share capital of $750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V.

Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to $302,524,500, consisting of 40,336,600 common shares of par value $7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Pursuant to a shareholders resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their pre-emptive rights (*Bezugsrechte*) and the share capital increase was registered with the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006.

On December 5, 2006, the over-allotment option granted in connection with the initial public offering was fully exercised and resulted in an additional issuance of 2,700,000 registered shares with a nominal value of CHF 9.18 each out of the authorized capital. Accordingly, the share capital was increased by CHF 24,786,000 from CHF 535,529,988 to CHF 560,315,988 resulting in 61,036,600 registered shares with a nominal value of CHF 9.18 each.

In connection with the Offering, it is expected that the board of directors will resolve on or about April 24, 2007 to increase the share capital by up to CHF 69,768,000 from CHF 560,315,988 to up to CHF 630,083,988 through the issuance of up to 7,600,000 registered shares (the Offer Shares) with a nominal value of CHF 9.18 each.

No Participation Certificates and Profit Sharing Certificates

Petroplus Holdings AG does not have any participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*) outstanding.

Own Shares

We hold no treasury shares in Petroplus Holdings AG.

Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

We have granted a total of 3,022,634 options. 2,420,134 of these options were received by investors (some of which are Directors or Senior Management) in connection with purchases of our shares and are not dependent upon employment or service. Each of these options provides the holder the right to purchase one share at a price of $15.80, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of the equity incentive plan (the "**Equity Incentive Plan**") under which they were issued. One-half of the 2,218,450 options out of the total of 2,420,134 options that have been granted vested upon our initial public offering on November 30, 2006, and the other one-half will vest on July 31, 2008. The remaining 201,684 options will vest on June 1, 2009. The remaining 602,500 options are options granted from the Equity Participation Plan. 322,500 are options the Board of Directors resolved to grant to selected employees (excluding Senior Management) and to each member of the board of directors (excluding Thomas D. O'Malley) at the completion of the initial public offering on November 29, 2006. Each of these 322,500 options provides the holder with the right to purchase one share at the offer price of CHF 63.00. The options have a duration of 10 years and vest in equal amounts on November 29, 2007, 2008 and 2009, respectively. 265,000 are options granted to senior executives (including Thomas D. O'Malley) and one employee on January 3, 2007. Each of these options provides the holder the right to purchase one share at the offer price of CHF 73.95. The options have a duration of 10 years and vest in equal amounts on January 3, 2008, 2009, and 2010, respectively. An additional 15,000 options were granted on February 7, 2007. Each of these options provides the holder the right to purchase one share at the offer price of CHF 95.25. The options have a duration of 10 years and vest in equal amounts on February 7, 2008, 2009, and 2010, respectively.

Description of the Shares

The Shares

All of the Shares are registered shares (*Namenaktien*) with a nominal value of CHF 9.18 each and restricted transferability in accordance with our articles of association. The 61,036,600 Shares outstanding as of the date of this Offering Memorandum are fully paid-up and validly issued. At the date of the Offering, shareholders do not have the right to ask for printing and delivery of share certificates (*Namenaktien mit aufgehobenem Titeldruck*). A shareholder may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding.

Voting and Transfer of Shares

Each Share carries one vote at the shareholders' meetings. All Shares have equal rights. Voting rights and certain other non-economic rights attached to the Shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or usufructuary (*Nutzniesser*) with voting rights.

Persons who have acquired registered Shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the Shares concerned in their own name and for their own account.

Persons not expressly declaring themselves to be holding Shares for their own account in their application for entry in the register of Shares (a "**Nominee**") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered Shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The board of directors has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated Shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant Shares.

If the registration of shareholdings with voting rights was effected based on false information, the board of directors may cancel such registration with retroactive effect.

Shareholders' Meetings

Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's preceding financial year. In the case of Petroplus Holdings AG, this means the meeting must be held on or before June 30 each year. A shareholders' meeting may be convened by the board of directors or, if necessary, by its independent auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved at a shareholders' meeting or requested by shareholders representing in aggregate at least 10% of the nominal share capital of Petroplus Holdings AG in writing. Holders of Shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. The request must be communicated to the board of directors in writing at least 45 days prior to the shareholders' meeting. Extraordinary shareholders' meetings may be called as often as necessary, in particular in all cases required by law. A shareholders' meeting is convened by publishing a notice of such meeting in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) or by sending a registered letter to the shareholders of record at least twenty days prior to such meeting.

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings.

The shareholders' meeting passes resolutions and carries out elections by the majority of the votes cast, including abstentions, void and blank votes, to the extent that the law or the articles of association do not provide otherwise. Such resolutions include amendments to the Articles, elections of the members of the board of directors and statutory and group auditors, approval of the annual financial statements, setting the annual dividend, decisions to discharge the members of the directors and management for statutory liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting (*Sonderprüfung*). A resolution passed at the shareholders' meeting with a qualified majority (*qualifiziertes Mehr*) of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for: (i) changes in a company's purpose; (ii) the creation of shares with privileged voting rights (*Stimmrechtsaktien*); (iii) restrictions on the transferability of registered shares; (iv) an authorized or conditional increase in a company's share capital; (v) an increase in a company's share capital by way of capitalization of reserves (*Kapitalerhöhung aus Eigenkapital*), against contributions in kind (*Sacheinlage*), for the acquisition of assets (*Sachübernahme*) or involving the grant of special benefits; (vi) the restriction or elimination of pre-emptive rights of shareholders (*Bezugsrechte*) or (vii) a relocation of domicile. In addition, any article providing for a greater voting requirement than is prescribed by law or the existing articles of association must be adopted by such a qualified majority. Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (*Fusion*) (including a possible squeeze-out merger), de-merger (*Spaltung*) or conversion (*Umwandlung*) of a company.

At shareholders' meetings, shareholders can be represented by proxy. Each shareholder may authorize in writing any other person who does not have to be a shareholder, a company representative (*Organvertreter*), a specially designated independent shareholder representative (*unabhängiger Stimmrechtsvertreter*) or a depositary representative (*Depotvertreter*) to represent him or her in the shareholders' meeting.

The chairman of the shareholders' meeting decides on the voting procedure at meeting.

Shareholders' Inspection Rights

A shareholder may, upon application to Petroplus Holdings AG, inspect the minutes of our shareholders' meetings. In accordance with Swiss law, we make our annual report and the auditors' report available for inspection by shareholders at our registered address at least 20 days prior to each ordinary shareholders' meeting. Any shareholder may request a copy of these reports in advance of or after the ordinary shareholders' meeting. In addition, at a shareholders' meeting, a shareholder may request information from the board of directors concerning the business and operations of Petroplus Holdings AG and may request information from the auditors concerning the performance and results of their examination of the financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of Petroplus Holdings AG.

Shareholders' Right to Bring Derivative Actions

Under the CO, an individual shareholder may bring an action in his own name, for the benefit of the company, against the company's directors, officers or liquidators, which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties.

Allocation of Annual Net Profits

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital. Any net profits remaining are at the disposal of the shareholders' meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then an amount equal to 10% of such excess must be retained by the company as general reserves. See also "Dividend and Dividend Policy".

In addition, any proposal by the board of directors to declare a dividend will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax, regulatory and other legal considerations.

The proposal of the board of directors to distribute dividends requires the approval of the general shareholders' meeting. Furthermore, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory law and our articles of association. Dividends that have not been collected by the shareholders within five years after the due date prescribed under Swiss law are allocated to our free reserves.

Dividends are usually due and payable no sooner than three days after the shareholders' resolution relating to the allocation of profits has been passed.

You can find information about deduction of withholding taxes in "Certain Swiss and U.S. Federal Tax Considerations—Swiss Taxation".

Ordinary Capital Increase, Authorized and Conditional Share Capital

The share capital of Petroplus Holdings AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of the shareholders of Petroplus Holdings AG by a simple majority of the votes cast, (ii) in consideration of contributions in kind (*Sacheinlage*) if the pre-emptive rights (*Bezugsrechte*) of the existing shareholders are excluded or (iii) in the event of a transformation of reserves into share capital, by a majority of two-thirds of the shares represented and the majority of the nominal value of the shares represented at the meeting authorizing

the resolution. In addition, under the Swiss Code of Obligations, the general meeting of shareholders may empower the board of directors to effect a share capital increase based on:

(a) authorized capital (*genehmigtes Kapital*) to be utilized at the discretion of the board of directors within a period not exceeding two years from approval by the general meeting of shareholders; and

(b) conditional capital (*bedingtes Kapital*) for the purpose of issuing shares, *inter alia*, to grant rights to employees, directors and advisors of the Company to subscribe to new shares and other option and conversion rights.

The authorized capital and the conditional capital may each not exceed 50% of the outstanding share capital.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a shareholders' meeting. Shareholders have certain pre-emptive rights (*Bezugsrechte*) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a shareholders' meeting by a qualified majority may, however, limit or suspend pre-emptive rights in certain circumstances, or delegate the right to limit or suspend the pre-emptive rights to the board of directors. Shareholders' pre-emptive rights in respect of the Offer Shares have been waived or excluded. In addition, the board of directors has been authorized to limit or suspend the preemptive rights in certain cases based on the authorized and conditional share capital. See "Description of Share Capital and Shares—Share Capital and Share Capital Changes".

Borrowing Powers

Neither Swiss law nor our articles of association restrict, in any way, our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors. A shareholders' resolution is not required.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interest. However, the CO contains a provision that requires directors and senior management of a stock company to safeguard the interests of the company and, in this connection, imposes a duty of loyalty and care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them other than at arm's length must be repaid to the company if such shareholder or director was acting in bad faith. The corporate governance directive of the SWX also addresses conflicts of interest issues. See "The SWX Swiss Exchange". In addition, Swiss law contains provisions under which the members of the board of directors and all the persons engaged in the management are liable to a company, its shareholders and its creditors for damages caused by the intentional or negligent violation of their duties.

Repurchase of Own Shares

Swiss law limits the right of a company to purchase and hold its own shares. A company and its subsidiaries may purchase shares only if and to the extent that (i) the company has freely distributable reserves in the amount of the aggregate purchase price; and (ii) the aggregate nominal value of all shares held by the company does not exceed 10% of the company's share capital (20% in specific circumstances).

Shares held by Petroplus Holdings AG or its subsidiaries may, in accordance with Swiss law, not be voted at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to the Shares generally. Furthermore, under Swiss law, upon the purchase of shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances. In particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board (the body regulating takeover bids in Switzerland). Within these limitations, as is customary for Swiss companies, Petroplus Holdings AG may purchase and sell its own Shares from time to time in order to meet imbalances of supply and demand, to provide liquidity, and

to modulate swings in the market price for Shares. As of the date of this Offering Memorandum, Petroplus Holdings AG holds no treasury shares.

Duration and Liquidation

Neither the articles of association nor operation of law limit the duration of Petroplus Holdings AG.

Petroplus Holdings AG may be dissolved by way of liquidation at any time by a shareholders' resolution passed by absolute majority (*absolute Mehrheit*) of the Shares represented at such meeting, whether Petroplus Holdings AG is being dissolved by way of liquidation or not. Dissolution by court order is possible if we become bankrupt, or if shareholders holding at least 10% of the share capital so request, and the court grants the request of such shareholders.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up nominal value of Shares held, but this surplus is subject to Swiss withholding tax of 35%. See "Certain Swiss and U.S. Federal Tax Considerations—Swiss Taxation—Withholding Tax". The Shares carry no privilege with respect to such liquidation surplus.

Notices

Notices to shareholders are validly made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties are made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which to publish notices. Notices required under the SWX Listing Rules must be published in two Swiss newspapers with national circulation, one newspaper in German and the other in French.

Disclosure of Principal Shareholders

Under the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), persons who acquire or dispose of shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of a Swiss listed company must notify the company and the SWX of such transactions, whether or not the voting rights attributable to those shares can be exercised. Following the receipt of such notification, a company must inform the public about such change in shareholding.

Swiss company law also requires that we disclose the identity of all of our shareholders who hold more than 5% of our voting rights to the extent such shareholders are known or should be known to us. Such disclosure must be made once a year in the notes to the financial statements published in Petroplus Holdings AG annual report.

For a list of existing principal shareholders, see "Principal Shareholders".

Mandatory Offer

Pursuant to the applicable provisions of the SESTA, a person who acquires equity securities of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held in the company, exceed the threshold of 33⅓% of the company's voting rights (whether exercisable or not), that person must make an offer to acquire all of the listed shares of such company. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances. If no waiver is granted, the mandatory take-over bid must be made pursuant to the procedural rules, set forth in the SESTA and the implementing Ordinances enacted thereunder.

This obligation to make an offer does not apply if the Shares have been acquired as a result of a donation, succession or partition of an estate, matrimonial property law or execution proceedings. Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of Shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out provision pursuant to Article 22 para. 2 SESTA) or which would increase such threshold to 49% of the voting rights (opting-up provision pursuant to Article 32 para. 1 SESTA). The articles of association do not contain an opting-out or an opting-up provision.

Cancellation of Remaining Equity Securities and Squeeze-Out Merger

Under Swiss law, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

The Swiss Federal Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of the shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company can be cashed out instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or to the total number of shareholders entitled to vote.

Ownership of Shares by Non-Swiss Persons

Except for the limitation on voting rights described under "Description of Share Capital and Shares—Voting and Transfer of Shares" above, applicable to holders of shares generally, persons who are neither nationals of, nor resident in, Switzerland may freely hold, vote and transfer their shares in Swiss entities in the same manner as Swiss residents or nationals under Swiss law and our articles of association.

Exchange Controls and Other Limitations

Other than in connection with government sanctions imposed on certain persons and organizations, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares in Swiss entities.

THE SWX SWISS EXCHANGE

General Information

Petroplus Holdings AG is subject to the regulations and listing rules of the SWX. The SWX is a stock exchange subject to the SESTA and is supervised by the Swiss Federal Banking Commission ("SFBC"). A listing by an issuer on the main board of the SWX requires that (i) the issuer have operating and financial records for a period of at least three years, (ii) the issuer's capital resources amount to at least CHF 25 million, (iii) the total market value of the issuer's initial public offering amounts to a minimum of CHF 25 million, and (iv) 25% of the issuer's outstanding share capital be in public hands.

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds.

Trading System

Trading at the SWX occurs through a fully integrated trading system covering the entire process from trade order to settlement. Trading of equities, exchange traded funds and investment funds begin each business day at 9:00 (CET) and continues until 17:30 (CET). After the close of exchange trading, new orders can be entered or deleted until 22:00 (CET). From 6:00 (CET) (the system is not available between 22:00 (CET) and 6:00 (CET)) new orders can be entered until 9:00 (CET). For the opening phase (starting at 9:00 (CET)), the system closes the order book and starts opening procedures. It then establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions are held to determine the daily closing price for all equity securities traded on the SWX. At the start of the closing auction (shortly before close of trading), the status of all equity order books changes from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction, according to rules that are similar to those for the opening procedures.

Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to its price. A round lot of shares is currently only one share. In general, market orders (orders placed at best price) are executed first, followed by limit orders (orders placed at a price limit) prioritized on the basis of price. If several orders are listed at the same price, they are executed according to the time of receipt. During the trading period, members of the SWX are in principle required to enter all orders in their orderbooks, executing them by means of the automatic matching system. While the principle of best execution is observed, off-exchange transactions are permitted, as an exception, if the market value of an individual order for equity securities exceeds CHF 200,000. Transactions in shares effected by or through members of the SWX are subject to a turnover fee (including a supplemental SFBC surcharge) of up to 0.01%, calculated on the basis of the turnover achieved.

Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX within 30 minutes of their execution. Transaction information is collected, processed and immediately distributed by the SWX. Transactions outside trading hours must be reported prior to opening on the following exchange day. The SWX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX data in real time to subscribers as well as to other information providers such as the Investdata Systems of Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three working days after the trade date. Clearing and settlement for securities listed on the SWX main board are made through SIS.

The SWX may suspend the trading of securities in particular if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. In a predetermined number of circumstances, such as seriously questionable solvency of the issuer or continuous lack of required liquidity for efficient exchange trading, the SWX may cancel the listing securities (delisting). As the organizer of the market, the SWX is generally responsible for market surveillance and monitoring. The SWX aims to ensure transparency and fair trading for investors and to guarantee market efficiency.

Corporate Governance Directive and Management Transactions Directive

The Directive on Information Relating to Corporate Governance of April 17, 2002 of the SWX entered into force on July 1, 2002. It applies to issuers listed on the SWX and relates to annual reports prepared for financial years beginning January 1, 2002. The Corporate Governance Directive requires issuers to disclose important information on top-level management and control processes (or to give specific reasons why such information is not disclosed).

The Directive on the Disclosure of Management Transactions of January 7, 2005 of the SWX entered into force on July 1, 2005, and applies to all issuers whose equity securities are listed on the SWX and whose registered office is in Switzerland. Under this Management Transaction Directive, issuers are required to report transactions conducted by members of their board of directors and senior management in the company's own equity securities, including the exercise of conversion and share acquisition rights, as well as transactions in financial instruments whose price is influenced primarily by the company's own equity securities. These new rules distinguish between the disclosure by the members of the board of directors and senior management to the issuer and the subsequent notification by the issuer to the SWX. To the extent the value of the transactions concluded by an individual during a given calendar month collectively exceed CHF 100,000, the issuer has an obligation to notify the SWX of these transactions within two trading days. If all transactions concluded by an individual during a given calendar month do not collectively exceed CHF 100,000, the issuer must fulfill its obligation to notify by means of an overall notification sorted by transaction per individual and submitted to the SWX no later than four trading days following the end of the given calendar month. Management transactions that, in total, do not exceed the threshold of CHF 100,000 per person are not published by the SWX. If the threshold of CHF 100,000 per person is exceeded during a calendar month, the SWX publishes the person's function (executive or non-executive member of the board of directors or member of senior management) but not his or her name. The publication is made on the SWX website on the same trading day as notification is received from an issuer and is accessible by a remote access mechanism for a period of one year.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on the former Republic of Yugoslavia, the Republic of Iraq, Liberia, Ivory Coast, Sudan, Democratic Republic of Congo, Myanmar (Burma), Zimbabwe, Belarus, persons and organizations with connections to Osama bin Laden, the "Al-Qaeda" group or the Taliban, and certain persons in connection with the assassination of Rafik Hariri, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Shares.

OFFERING AND SALE

General

The Offering consists of a Rights Offering and an International Offering. In the Rights Offering, our existing shareholders will be granted by us one Right for each existing Share they hold as at the Record Date, subject to certain limitations based on residency regarding the exercise. Eight Rights will grant the holder thereof the right to subscribe for one Offer Share at the Offer Price, subject to the terms and conditions set out in this Offering Memorandum, including allocation and rounding. In the International Offering, Offer Shares which have not been taken up in the Rights Offering will be offered and sold through a public offering in Switzerland and private placements to institutional investors in certain jurisdictions in accordance with applicable securities laws.

The Rights and the Offer Shares have not been, and will not be, registered under the U.S. Securities Act, or under the securities laws of any state of the United States, and, accordingly, they may not be offered, sold, resold, granted, delivered, allotted, taken up, or transferred in the United States (as defined in Regulation S), except pursuant to an exemption from the registration requirements of the U.S. Securities Act. In the United States, the Offering is only being made to persons reasonably believed to be QIBs as defined in Rule 144A under the U.S. Securities Act in transactions exempt from the registration requirements of the U.S. Securities Act. All offers and sales outside the United States will be made in reliance on Regulation S under the U.S. Securities Act.

Underwriting

Under the terms and subject to the satisfaction of the conditions of a subscription and purchase agreement dated April 12, 2007 (the "**Subscription and Purchase Agreement**"), and subject to the agreement on the Offer Price, each of the Joint Bookrunners has severally agreed (i) to underwrite the Offer Shares taken up by shareholders of Petroplus in the Rights Offering and to deliver such Offer Shares on the Closing Date (as defined below) to the respective shareholders against payment of the Offer Price, and (ii) to purchase the Offer Shares for which Rights have not been duly exercised at the Offer Price, in each case in the percentage and up to the number set forth opposite their names in the table below. The Joint Bookrunners will agree to subscribe for the Offer Shares at their par value and will undertake, subject to satisfaction of the conditions in the Subscription and Purchase Agreement, to deliver the Offer Shares on the Closing Date to (i) holders of Rights against payment of the Offer Price to the extent such holders have validly exercised their Rights during the Subscription Period and (ii) the investors in the International Offering. Consequently, the Joint Bookrunners will hold such Offer Shares from the time of the capital increase (expected to take place on or about April 24, 2007) until the Closing Date (which is expected to be on or about April 30, 2007). Once the Offer Price has been agreed and the Joint Bookrunners have entered into a pricing supplement to the Subscription and Purchase Agreement, the Offering will, subject to certain conditions, be underwritten on a firm commitment basis.

The following table shows the underwriting commitment based on the maximum of 7,600,000 Offer Shares:

	Underwriting Commitment			
	Percentage of Offer Shares	Maximum Number of Offer Shares	Underwriting commitment in percentage of Petroplus' Share capital/ voting rights prior to the Offering	Underwriting commitment in percentage of Petroplus' Share capital/ voting rights after the Offering
Credit Suisse (Paradeplatz 8, 8001 Zurich, Switzerland)	33.33%	2,533,334	4.15%	3.69%
Morgan Stanley Bank AG (Junghofstrasse 13-15, 60311 Frankfurt am Main, Germany)	33.33%	2,533,333	4.15%	3.69%
UBS AG (acting through UBS Investment Bank, Bahnhofstrasse 45, 8001 Zurich, Switzerland)	33.33%	2,533,333	4.15%	3.69%
Total	**100%**	**7,600,000**	**12.45%**	**11.07%**

J.P. Morgan Securities Limited and Bank Vontobel AG are expected to accede to the Subscription and Purchase Agreement with underwriting commitments (as a percentage of Offer Shares) of 7.0% (J.P. Morgan Securities Limited) and 3.0% (Bank Vontobel AG), with the underwriting commitments of the Joint Bookrunners being reduced proportionately.

The Subscription and Purchase Agreement provides that the Joint Bookrunners will severally purchase the Offer Shares from Petroplus Holdings AG at the Offer Price, less commissions. Petroplus Holdings AG has agreed to pay commissions, which may be deducted from the proceeds of the Offering. Petroplus Holdings AG has also agreed to pay any taxes and duties (in particular the Swiss Federal Issuance Stamp Tax (*Emissionsabgabe*)) relating to the issuance and sale of the Offer Shares through the Joint Bookrunners to the initial purchasers thereof as contemplated in the Subscription and Purchase Agreement.

Petroplus Holdings AG has agreed to pay, among other expenses, the costs associated with the publication and distribution of the Offering Memorandum, its legal expenses as well as the costs of the accountants and other advisors retained by it; costs associated with the delivery of the Offer Shares; and all fees and expenses incurred in connection with the listing of the Shares on the SWX.

The Subscription and Purchase Agreement provides that the obligations of the Joint Bookrunners are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners also have the right to terminate the Subscription and Purchase Agreement upon the occurrence of certain events.

In addition, as more fully set out in the Subscription and Purchase Agreement we have made certain representations and warranties and have agreed to indemnify the Joint Bookrunners against certain liabilities in connection with the Offering, including liabilities under applicable securities laws

The Offer Shares purchased in this Offering are expected to be delivered against payment of the Offer Price on April 30, 2007 (the "**Closing Date**"). Delivery of the Offer Shares is expected to be made in book-entry form only through the facilities of SIS, Clearstream and Euroclear on the Closing Date.

Certain of the Joint Bookrunners have provided and may continue to provide investment banking and other services in the ordinary course of their respective businesses for which they have been or will be paid customary fees and may have come to have interests that may not be aligned or could potentially conflict with the interests of the Company and its shareholders. In addition, the Joint Bookrunners may have held and in the future may hold the Company's securities for investment purposes in the ordinary course of their respective businesses. In connection with the Offering, each of the Joint Bookrunners and any affiliate acting as an investor for its own account may take up Offer Shares and in that capacity may retain, purchase or sell for its own account such securities and any securities of Petroplus or related investments and may offer or sell such securities or other investments otherwise than in connection with the Offering. Accordingly, references in this document to the Rights or Offered Shares being offered or placed should be read as including any offering or placement of securities to any of the Joint Bookrunners and any affiliate acting in such capacity. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Until 40 days after the commencement of the Offering, an offer or sale of Shares within the United States by a dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Stabilization

In connection with the Offering, the Joint Bookrunners are acting as Stabilization Managers and they or any of their affiliates may, to the extent permitted by law, undertake measures aiming to support the market price of the Offer Shares for a predetermined period of time in order to offset selling pressure in those securities (stabilization). In doing so, the Joint Bookrunners shall act as principal and not as agent of Petroplus Holdings AG and any loss resulting from stabilization shall be borne, and any profit arising therefrom shall be retained, by the Stabilization Managers. Such transactions may be effected on the SWX, in the over-the-counter market or otherwise.

The Stabilization Managers are under no obligation to engage in any stabilization, and, accordingly, there is no assurance that stabilization will be undertaken. If stabilization is undertaken, it may be discontinued at any time without prior notice. Stabilization may occur for up to 30 days after the commencement of trading of the Offer Shares. As a result of such stabilization, the market price of the Shares of Petroplus Holdings AG may be higher or lower than it would otherwise prevail in the market.

Lock-up Agreement

We have agreed that, for a period of 90 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, directors, consultants and investors pursuant to our stock option plans and shares issued upon the exercise of options granted pursuant to such stock option plans, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offer Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

In connection with our IPO, our Senior Managers entered into an agreement with the IPO's joint bookrunners under which each of our Senior Managers agreed that, for a period of 360 days from the first day of trading in the shares (which was November 30, 2006) such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the IPO's joint bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager's spouse), (2) a trust, the beneficiaries of which are the Senior Manager and/or members of such persons's immediate family or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization); provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing does not apply to shares or other securities acquired in open-market transactions after completion date of the IPO.

Rights of Existing Shareholders, Record Date, Subscription Ratio, Subscription Period

Subject to the terms and conditions of this Offering Memorandum, existing shareholders of Petroplus Holdings AG will be allocated one Right per existing Share held. Rights will be allocated to shareholders who hold their Shares in custody through a depository bank. The Subscription and Purchase Agreement entitles the Joint Bookrunners to terminate the Offering in certain limited circumstances prior to the Closing Date. **If the right to terminate the Subscription and Purchase Agreement is exercised, the Offering will lapse and the allocation of the Rights and any previously purported purchase of Offer Shares will be deemed not to have been made.**

The Record Date for the allocation of Rights is April 16, 2007, after the close of trading.

Subject to the terms set out in this Offering Memorandum, eight Rights will grant the holder thereof the right to purchase one Offer Share (the "**Subscription Ratio**") against payment of the Offer Price. If the Rights that are exercised during the Subscription Period (as defined below) would add up to more Offer Shares than the maximum of 7,600,000 Offer Shares offered, the allocations to the

subscribing shareholders would be reduced on a pro rata basis. If a shareholder does not have eight or a multiple of eight Rights in the aggregate, the entitlement to a fraction of a Offer Share shall be rounded up, so that such shareholder shall be entitled to subscribe for one additional Offer Share.

Subject to applicable laws, rules or regulations, holders of Rights are entitled to exercise their Rights during the Subscription Period starting on April 17, 2007 and ending on April 23, 2007, 12:00 (CET), which is one business day before the end of the International Offering Period. Holders must exercise their Rights and purchase the Offer Shares by following the instructions of their depository bank.

HOLDERS OF THE RIGHTS MUST EXERCISE THEIR RIGHTS BEFORE THE END OF THE SUBSCRIPTION PERIOD, WHICH OCCURS PRIOR TO THE DETERMINATION OF THE OFFER PRICE. RIGHTS NOT DULY EXERCISED PRIOR TO THE END OF THE SUBSCRIPTION PERIOD WILL EXPIRE AND BECOME NULL AND VOID. THE EXERCISE OF RIGHTS IS IRREVOCABLE AND MAY NOT BE CANCELLED, MODIFIED, RESCINDED OR WITHDRAWN. EACH EXERCISE WILL BE EFFECTIVE AT THE OFFER PRICE, WHICH WILL BE DETERMINED BY US AND THE JOINT BOOKRUNNERS BASED ON THE NUMBER OF OFFER SHARES FOR WHICH RIGHTS HAVE BEEN EXERCISED, INVESTOR DEMAND RESULTING FROM THE BOOK-BUILDING PROCEDURE, THE MARKET PRICE FOR THE EXISTING SHARES, AND GENERAL MARKET CONDITIONS.

All Offer Shares as to which Rights have not been exercised will be available for general allocation in the International Offering.

No Trading of Rights

The Rights will not be listed on the SWX or any stock exchange or regulated securities market. Neither we nor the Joint Bookrunners will facilitate any trading in the Rights in any over-the-counter market.

Book-building Period

From April 17, 2007 to April 24, 2007. The exact time the book-building period ends on April 24, 2007 will be determined by the Joint Bookrunners but will be no later than 16:00 (CET).

Size of Offering

The final number of Offer Shares will be determined by Petroplus Holdings AG and the Joint Bookrunners on April 23, 2007 at the end of the Subscription Period. We expect to publish the Offer Price, the number of Offer Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore2/update.pdf. The user login identification name for accessing this website is encore2 and the password is Enc2-1984-2+. The number of the Offered Shares to be sold in the Offering is expected to be published in the electronic media and by press release on or around April 23, 2007, after the closing of trading.

Offer Price

The Offer Price in the Rights Offering will be equal to the Offer Price in the International Offering. The Offer Price will be determined by us and the Joint Bookrunners after close of the book-building period on the last day of the International Offering Period (i.e., April 24, 2007) on the basis of the number of Offer Shares for which Rights have been exercised, investor demand resulting from the book-building procedure, the market price for the existing shares, and general market conditions.

We expect to publish the Offer Price, the number of Offer Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore2/update.pdf. The user login identification name for accessing this website is encore2 and the password is Enc2-1984-2+. The Offer Price is expected to be published in the electronic media and by press release on or around April 25, 2007, prior to the start of trading.

Share Capital of the Company after the Offering

After subscription by the Joint Bookrunners and registration of the Offer Shares in the commercial register of the Canton of Zug (Switzerland), which is expected to take place on or about April 24, 2007, our issued and outstanding share capital as recorded in the commercial register is expected to be up to CHF 630,083,988, consisting of 61,036,600 previously outstanding Shares and up to 7,600,000 Offer Shares. The maximum of 7,600,000 Offer Shares will represent up to 11.07% of the Company's total issued and outstanding share capital immediately after the completion of the Offering.

Listing and Trading

Application has been made to and approval has been given by the SWX, subject to certain conditions, to list and trade the Offer Shares on the main segment of the SWX. The listing of the Offer Shares is expected to become effective, and trading in the Offer Shares is expected to commence, on or about April 25, 2007. This document does not constitute a listing prospectus according to the SWX Listing Rules and was not approved by the SWX.

Closing

It is expected that delivery of the Offer Shares will be made against payment therefore on or about April 30, 2007, or such other day as Petroplus Holdings AG and the Joint Bookrunners may determine.

Form of the Shares

Pursuant to the Articles, shareholders do not have the right to ask for printing or delivery of share certificates. The Company may at any time print and deliver share certificates for registered shares. The Offer Shares will not be issued in certificated form but will be delivered in book-entry form only (*aufgehobener Titeldruck*) into collective custody at SIS.

Voting Rights

Each Share carries one vote. See "Description of Share Capital and Shares—Description of the Shares".

Amendments or Changes

Any notices containing or announcing amendments or changes to the terms of the Offering or to this Offering Memorandum will be posted on https://www.petroplus.ch/encore2/update.pdf (user login identification name: encore2; password: Enc2-1984-2+), announced through the electronic media in Switzerland and, if required, through publication in the *Neue Zürcher Zeitung* and *Le Temps*.

Dividends

The Offer Shares are entitled to dividends, if any, for the financial year ending December 31, 2007. See "Dividend and Dividend Policy".

Transfer and Offering Restrictions

United States

The Rights and the Offer Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold pledged or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, each Joint Bookrunner has acknowledged and agreed that it will not offer or sell the Rights and the Offer Shares in this Offering within the United States, except to QIBs in reliance on Rule 144A under the U.S. Securities Act. Transfers of the Rights and the Offer Shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Important Information About the Offering".

Australia

This Offering Memorandum has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange, and is not a disclosure document for the purposes of Australian law. This Offering Memorandum (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of Rights or Offer Shares in Australia (including an offer or invitation received by a person in Australia) and no Rights or Offer Shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D. 2 or Division 2 of Part 7.9 of the Corporations Act 2001 (Cth). Restrictions on the resale of the Shares in Australia may also apply under Australia's Corporations Act and, as such, professional advice should be obtained in such a situation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Joint Bookrunner has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Rights or Offer Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Rights or the Offer Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Rights or Offer Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, all as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offers of Rights or Offer Shares to the public" in relation to any Rights or Offer Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Rights or Offer Shares to be offered so as to enable an investor to decide to purchase any Rights or Offer Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to the other selling restrictions set out below.

United Kingdom

Each Joint Bookrunner has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of the Rights or the Offer Shares in circumstances in which Section 21(1) of the FSMA does not apply to Petroplus Holdings AG; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Rights or the Offer Shares in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Rights or the Offer Shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no Rights nor Offer Shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the Rights or the Offer Shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (*investisseurs qualifiés*) and /or a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired Offered

Shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the *Code monétaire et financier* and applicable regulations thereunder.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the Offered Shares and that such offering has not been cleared by the Italian Securities Exchange Commission *(Commissione Nazionale per le Società e la Borsa)* (the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, the Rights or the Offer Shares may not and will not be offered, sold or delivered, nor may or will copies of the Offering Memorandum or any other documents relating to the Rights or the Offer Shares be distributed in Italy, except (i) to professional investors (*operatoriqualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "**Regulation No. 11522**"), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Rights or the Offer Shares or distribution of copies of the Offering Memorandum or any other document relating to the Rights or the Offer Shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Rights or the Offer Shares in the Offering is solely responsible for ensuring that any offer or resale of the Rights or the Offer Shares it purchased in the Offering occurs in compliance with applicable laws and regulations.

The Offering Memorandum and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading "—European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Spain

The offer of Rights or Offered Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Rights nor Offer Shares will be offered or sold in Spain nor may this Offering Memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

United Arab Emirates

This Offering Memorandum is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (the "UAE"). The Rights and the Offer Shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other UAE exchange.

The Rights and the Offer Shares have not been approved by the UAE Central Bank or any other relevant licensing authorities in the United Arab Emirates, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. This Offering Memorandum is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The Rights and the Offer Shares may not be offered or sold directly or indirectly to the public in the UAE.

Bahrain

This Offering Memorandum has not been reviewed by the Bahrain Monetary Agency ("BMA"). This Offering Memorandum may not be circulated within the Kingdom of Bahrain nor may any of the Rights and the Offer Shares be offered for subscription or sold, directly or indirectly, nor may any invitation or offer to subscribe for any Rights or Offer Shares be made to persons in the Kingdom of Bahrain. The BMA is not responsible for our performance.

Canada

This document is not, and under no circumstances is it to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offense.

Representations and Agreements by Purchasers

The International Offering is being made in Canada only in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Prince Edward Island, New Brunswick, Nova Scotia and Newfoundland & Labrador (the "**Canadian Jurisdictions**") by way of a private placement of Offer Shares. The International Offering in the Canadian Jurisdictions is being made pursuant to this document through the Joint Bookrunners named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada. Each Canadian investor who purchases the Offer Shares will be deemed to have represented to Petroplus Holdings AG and the Joint Bookrunners that: (1) the offer and sale was made exclusively through this document and was not made through an advertisement of the Offer Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has read and understood the terms referred to below under "—Canadian Resale Restrictions"; (3) where required by law, such investor is, or is deemed to be, acquiring the Offer Shares as principal for its own account in accordance with the laws of the Canadian Jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the Offer Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of an investor resident in a province or territory other than Ontario and Newfoundland & Labrador, without the Joint Bookrunner having to be registered; (ii) in the case of an investor resident in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia or Prince Edward Island such investor is an "accredited investor" as defined in section 1.1 of National Instrument 45-106—*Prospectus and Registration Exemptions* ("**NI 45-106**"); (iii) in the case of an investor resident in Ontario or Newfoundland & Labrador, such investor, or any ultimate investor for which such investor is acting as agent (a) is an "accredited investor", other than an individual, as defined in NI 45-106 and is a person to which a dealer registered as an international dealer within the meaning of section 98 of the Regulation to the *Securities Act* (Ontario) (the "OSA") or section 86 of the Regulation under the *Securities Act* (Newfoundland & Labrador) (the "NLSA") may sell the Rights and the Offer Shares or (b) is an "accredited investor", including an individual, as defined in NI 45-106 who is purchasing the Offer Shares from a fully registered dealer within the meaning of section 204 of the Regulation to the OSA or section 169 of the Regulation under the NLSA; and (5) such investor, if not an individual or an investment fund, has a pre-existing purpose and was not established solely or primarily for the purpose of the Offer Shares in reliance on an exemption from applicable prospectus requirements in the Canadian Jurisdictions.

Each resident of Ontario who purchases the Offer Shares will be deemed to have represented to Petroplus Holdings AG and the Joint Bookrunners that such investor: (a) has been notified by

Petroplus Holdings AG (i) that Petroplus Holdings AG is required to provide information ("personal information") pertaining to the investor as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any Offer Shares purchased), which Form 45-106F1 is required to be filed by Petroplus Holdings AG under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the "OSC") in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) that the public official in Ontario who can answer questions about the OSC's indirect collection of such personal information is the Administration Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, telephone: +1 (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Further, the investor acknowledges that its name, address, telephone number and other specified information, including the number of Offer Shares it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. Each resident of a Canadian Jurisdiction other than Ontario who purchases the Offer Shares hereby acknowledges to Petroplus Holdings AG and the Joint Bookrunners that its name and other specific information, including the number of Offer Shares it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the Rights and the Offer Shares, each Canadian investor consents to the disclosure of such information.

Selling Restrictions

Each Joint Bookrunner has agreed that (a) no prospectus has been issued or will be issued in respect of the Offer Shares for distribution to the public under applicable Canadian securities laws, and (b) the Offer Shares may not be offered or sold, directly or indirectly, in Canada except with the consent of the Joint Bookrunners and in compliance with applicable Canadian securities laws and accordingly, any sales of Offer Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Language of Document

Each purchaser of Offer Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offer Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offer Shares in the Canadian Jurisdictions is being made on a private placement basis. Accordingly, any resale of the Offer Shares must be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offer Shares are advised to seek legal advice prior to any resale of Offer Shares.

Petroplus Holdings AG is not, and may never be, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Rights and the Offer Shares will be offered and there currently is no public market for any of the securities of Petroplus Holdings AG in Canada, including the Offer Shares, and one may never develop. Under no circumstances will Petroplus Holdings AG be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offer Shares to the public in any province or territory of Canada. Canadian investors are advised that Petroplus

Holdings AG currently has no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offer Shares to the public in any province or territory in Canada.

Rights of Action for Damages or Rescission

Securities legislation in some of the Canadian Jurisdictions provides some purchasers, in addition to any other rights they may have at law, with a remedy for rescission or damages or both where an offering memorandum and any amendment to it and, in some cases, advertising and sales literature used in connection therewith, contains a misrepresentation. Those remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation. ***Prospective purchasers should refer to the applicable provisions of the relevant securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights may be available to them. The enforceability of these rights may be limited as described below under "—Enforcement of Legal Rights".***

The rights of action discussed below will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant Joint Bookrunner of the purchase price for the Offer Shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian Jurisdictions under local provincial securities laws.

Rights for Purchasers in Ontario

Securities legislation in Ontario provides investors in Offer Shares pursuant to this Offering Memorandum with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this Offering Memorandum or any amendment to it, contains a "**Misrepresentation**". Where used herein, "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation.

Section 130.1 of the OSA provides that every purchaser of securities pursuant to an offering memorandum (such as this Offering Memorandum) shall have a statutory right of action for damages or rescission against the issuer in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer provided that:

(a) if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer;

(b) the issuer will not be liable if it proves that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c) the issuer will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d) in no case shall the amount recoverable exceed the price at which the securities were offered.

Section 138 of the OSA provides that no action shall be commenced to enforce these rights more than:

(a) in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b) in the case of an action for damages, the earlier of:

  (i) 180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

  (ii) three years from the day of the transaction that gave rise to the cause of action.

The rights referred to in section 130.1 of the OSA do not apply in respect of an offering memorandum (such as this Offering Memorandum) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus requirement in section 2.3 of NI 45-106 (the "**accredited investor exemption**") if the prospective purchaser is:

(a) a Canadian financial institution (as defined in NI 45-106) or a Schedule III bank,

(b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada), or

(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

The foregoing summary is subject to the express provisions of the OSA and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which Petroplus Holdings AG may rely.

Rights for Purchasers in New Brunswick

Pursuant to section 150 of the *Securities Act* (New Brunswick), if an offering memorandum (such as this Offering Memorandum), together with any amendment thereto or any information relating to the offer, delivered to a New Brunswick purchaser in connection with a distribution of securities, contains a misrepresentation and it was a misrepresentation at the time of purchase, the purchaser will be deemed to have relied upon the misrepresentation and will, as provided below, have a right of action against the issuer and any selling securityholders for damages, or for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that among other limitations:

(a) no person is liable in an action for damages or rescission, if the person proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, the defendant is not liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied on;

(c) the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the misrepresentation was not based on information provided by the issuer unless the misrepresentation (i) was based on information that was previously publicly disclosed by the issuer, (ii) was a misrepresentation at the time of its previous public disclosure, and (iii) was not subsequently publicly corrected or superseded by the issuer before the completion of the distribution of the securities being distributed; and

(d) in no case shall the amount recoverable under these rights of action exceed the price at which the securities were offered.

In case of an action for rescission, no action shall be commenced more than 180 days after the date of the transaction that gave rise to the cause of action and in the case of any action, other than an action for rescission, no action shall be commenced more than the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (b) six years after the date of the transaction that gave rise to the cause of action.

Rights for Purchasers in Nova Scotia

In the event that an offering memorandum (such as this Offering Memorandum), together with any amendments thereto, or any advertising or sales literature (as defined in the *Securities Act* (Nova Scotia)) is delivered to a Nova Scotia purchaser and contains a misrepresentation, the purchaser will be deemed to have relied upon such misrepresentation, if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the seller and every director of the seller at the date of the offering memorandum or, alternatively, a right of rescission against the seller (in which case the purchaser shall have no right of

action for damages) against the seller and the directors of the seller at the date of the offering memorandum, provided that, among other limitations:

(a) no person or company will be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable exceed the price at which the securities were offered. In addition, no person or company (other than a seller if the seller is also the issuer) will be liable if such person or company proves that: (i) the offering memorandum or the amendment to the offering memorandum was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent, (ii) after delivery of the offering memorandum or the amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum, or amendment to the offering memorandum, the person or company withdrew the person's or company consent to the offering memorandum, or amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it, or (iii) with respect to any part of the offering memorandum or amendment to the offering memorandum purporting (A) to be made on the authority of an expert, or (B) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (1) there had been a misrepresentation, or (2) the relevant part of the offering memorandum or amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement or the expert.

Furthermore, no person or company (other than the seller if the seller is also the issuer) will be liable under section 138 of the *Securities Act* (Nova Scotia) with respect to any part of the offering memorandum or amendment to the offering memorandum not purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (A) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation, or (B) believed that there had been a misrepresentation. If a misrepresentation is contained in a record incorporated by reference in, or deemed incorporated into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or amendment to the offering memorandum.

No action may be commenced to enforce the right of action as described above more than 120 days after the date on which payment was made for the securities or after the date on which the initial payment for the securities was made where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

Rights for Purchasers in Saskatchewan

Section 138 of *The Securities Act, 1988* (Saskatchewan), as amended (the "**Saskatchewan Act**") provides that where an offering memorandum (such as this Offering Memorandum) or any amendment to it is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by the offering memorandum or any amendment to it is deemed to have relied upon that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for rescission against the issuer or a selling security holder on whose behalf the distribution is made or has a right of action for damages against:

(a) the issuer or a selling security holder on whose behalf the distribution is made;

(b) every promoter and director of the issuer or the selling security holder, as the case may be, at he time the offering memorandum or any amendment to it was sent or delivered;

(c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d) every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering memorandum or the amendment to the offering memorandum; and

(e) every person who or company that sells securities on behalf of the issuer or selling security holder under the offering memorandum or amendment to the offering memorandum.

Such rights of rescission and damages are subject to certain limitations including the following:

(a) if the purchaser elects to exercise its right of rescission against the issuer or selling security holder, it shall have no right of action for damages against that party;

(b) in an action for damages, a defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

(c) no person or company, other than the issuer or a selling security holder, will be liable for any part of the offering memorandum or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

(d) in no case shall the amount recoverable exceed the price at which the securities were offered; and

(e) no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than the issuer or selling security holder, will be liable if the person or company proves that (a) the offering memorandum or any amendment to it was sent or delivered without the person's or company's knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered or (b) with respect to any part of the offering memorandum or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering memorandum or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering memorandum or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than (a) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of any other action, other than an action for rescission, the earlier of: (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or (ii) six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of the Saskatchewan Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person who or company that is selling the securities, indicating the purchaser's intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of Petroplus Holdings AG as well as any experts named herein, may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon Petroplus Holdings AG or such experts. All or a substantial portion of the assets of Petroplus Holdings AG and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Petroplus Holdings AG or such experts in Canada or to enforce a judgment obtained in Canadian courts against Petroplus Holdings AG or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Rights and the Offer Shares. Prospective purchasers of Offer Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offer Shares for investment by purchasers under relevant Canadian legislation.

CERTAIN SWISS AND U.S. FEDERAL TAX CONSIDERATIONS

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of the Offer Shares based on the tax laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions of Switzerland and the United States in effect on the date of this Offering Memorandum. Tax consequences are subject to changes in Swiss or U.S. law (or subject to changes in interpretations of such laws), including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Offer Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland and the United States. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Offer Shares. Investors are advised to consult their own tax advisors as to Swiss, U.S. or other tax consequences of the acquisition, ownership and disposition of the Offer Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements reflect the law and interpretations in effect at the date of this equity prospectus and are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of Shares and/or subscription rights in light of the holder's particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Shares and/or subscription rights, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of Shares and/or subscription rights.

Withholding Tax

Any dividends and similar distributions of profit and reserves made by Petroplus Holdings AG in respect of the Shares, including stock dividends and the distribution of any liquidation proceeds in excess of the nominal value of the Shares are subject to Swiss Federal Withholding Tax (*Verrechnungssteuer, impôt anticipé*) (**"Withholding Tax"**), imposed on the gross amount at the current rate of 35%. Thus, Petroplus Holdings AG may only pay out 65% of the gross amount of any dividends to the shareholder. A portion equal to 35% of the gross amount of such dividends must be paid to the Swiss Federal Tax Administration. The redemption of Shares by Petroplus Holdings AG may under certain circumstances (in particular, if the Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Withholding Tax purposes with the effect that Withholding Tax at the current rate of 35% is due on the difference between the redemption price and nominal value of the redeemed Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Shares are entitled to full subsequent relief of the Withholding Tax, either through a tax refund or tax credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance. The same holds true for foreign resident investors who hold Shares through a permanent establishment or a fixed place of business situated in Switzerland, as defined for Swiss tax purposes. Other non-Swiss resident beneficiaries of dividends and similar distributions in respect of Shares may be entitled to a partial or full refund of the Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence (**"Tax Treaty"**).

The non-Swiss resident recipient of a taxable distribution may be entitled to a full or partial refund of the Withholding Tax, if the country in which the non-Swiss resident resides for tax purposes has entered into a Tax Treaty with Switzerland and the further conditions of such treaty are met. Non-Swiss resident holders should be aware that the procedures for claiming Tax Treaty refunds (and the time frame required for obtaining a refund) might differ from country to country. Non-Swiss resident holders should consult their own tax advisor regarding the tax consequences of the receipt, ownership, purchase, sale or other dispositions of the Shares and the procedure for claiming a refund of the Withholding Tax. If the non-Swiss resident holder holds the Shares through a permanent establishment or fixed place of business situated in Switzerland, the entitlement to refunds of the Withholding Tax is governed by Swiss domestic law.

As of January 1, 2007, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Greece	Macedonia	Slovakia
Argentina*	Hungary	Malaysia	Slovenia
Australia	India	Mexico	South Africa
Austria	Indonesia	Moldova	South Korea
Belarus	Iran	Mongolia	Spain
Belgium	Ireland	Montenegro	Sri Lanka
Bulgaria	Iceland	Morocco	Sweden
Canada	Israel	Netherlands	Thailand
China	Italy	New Zealand	Trinidad and Tobago
Croatia	Ivory Coast	Norway	Tunisia
Czech Republic	Jamaica	Pakistan	Ukraine
Denmark	Japan	Philippines	United Kingdom
Ecuador	Kazakhstan	Poland	United States
Egypt	Kuwait	Portugal	Uzbekistan
Estonia	Kyrgyzstan	Romania	Venezuela
Finland	Latvia	Russia	Vietnam
France	Lithuania	Serbia	
Germany	Luxembourg	Singapore	

* Not in force but provisionally applied by the Swiss Federal Tax Administration since January 1, 2001.

In addition, negotiations have been completed for new bilateral treaties with Armenia, Algeria and Azerbaijan which have not become effective yet. Treaty negotiations with a number of countries are in progress.

Income and Profit Tax

Income Tax for Individuals: An individual who is a Swiss resident for tax purposes, or a non-Swiss resident holding Shares as part of a permanent establishment or a fixed place of business situated in Switzerland (as defined for Swiss tax purposes), receiving dividends and similar distributions (including liquidation proceeds and stock dividends) from Petroplus Holdings AG, has to include these distributions in his or her personal tax return and owes income taxes on the corresponding amounts.

Profit Tax for Legal Entities: Legal entities resident in Switzerland or non-Swiss resident entities holding Shares as part of a Swiss permanent establishment are required to include all taxable distributions received on the Shares in their profit and loss statement relevant for profit tax purposes; the taxable distribution is generally subject to profit taxes. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief with respect to distributions (*Beteiligungsabzug*), provided such Shares represent at the time of the distribution or at the closing date of the relevant financial statements at least 20% of the share capital or a fair market value of at least CHF 2 million.

A holder of Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions in respect of the Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident.

Net Worth and Capital Taxes

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares and/or subscription rights as part of a permanent establishment or fixed place of business situated in Switzerland, is required to include his or her Shares and/or subscription rights in his or her wealth that is subject to cantonal and communal net worth tax. No net worth tax is levied at the federal level.

Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital tax is levied on the basis of the net equity of the legal entities. Usually, the acquisition of Shares and/or subscription rights should not influence the equity of a legal entity and should therefore have non or only limited influence on its capital tax charge. However, the acquisition of Shares and/or the corresponding subscription rights may change the basis for international or inter-cantonal allocation of the taxable equity of the legal entity. No capital tax is levied at the federal level.

Taxes on Capital Gains upon Disposal of Shares and Disposal of Subscription Rights

Individuals: Individuals who are resident in Switzerland for tax purposes and hold Shares and/or subscription rights as part of his or her private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares and/or subscription rights, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, Share sale proceeds of a private individual may be recharacterized into taxable dividend income. Upon repurchase of Shares by Petroplus Holdings AG, the portion of the repurchase price in excess of the nominal amount may under certain circumstances not be classified as tax-exempt capital gain but as taxable income. Capital gains realized by an individual on Shares and/or subscription rights that are held as part of its business assets are subject to income taxation and social security contributions.

Legal Entities: Capital gains upon the sale or other disposal of Shares and/or subscription rights realized by legal entities resident in Switzerland for tax purposes or foreign legal entities holding Shares and/or subscription rights as part of a Swiss permanent establishment are generally subject to ordinary income or profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of Shares (*Beteiligungsabzug*), provided such Shares represent at the time of disposal at least 20% of the share capital and were held for at least one year.

Non-resident Individuals and Legal Entities: Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares and/or subscription rights as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realized upon the disposal of the Shares and/or subscription rights.

Gift and Inheritance Taxes

The transfer of Shares and/or subscription rights may be subject to cantonal and/or communal gift, estate or inheritance taxes if the deceased or the donor was resident for tax purposes in a canton levying such taxes.

Stamp Duty on Issuance of Shares

The issuance of the Offer Shares is subject to Federal Issuance Stamp Duty (*Emissionsabgabe*) at a current rate of 1% of the issuance price of the shares net of certain costs incurred in connection with the offering.

Stamp Duty for Securities Dealing

The transfer of Offer Shares to the initial purchasers at the Offer Price is not subject to Swiss Federal Securities Transfer Stamp Tax. The transfer of any Shares after the Offering may be subject to a Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*) at a current rate of up to 0.15%, as well as the SWX turnover fee of currently up to 0.02% (including the Federal Banking Commission surcharge), both calculated on the purchase price or the sale proceeds, respectively, if such transfer occurs through or with a Swiss bank or another Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act.

The sale of Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss Federal Securities Transfer Stamp Tax if such non-Swiss bank or securities dealer is a member of the SWX. The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss Federal supervisory authorities are exempt from their

portion of the Swiss Federal Securities Transfer Stamp Tax: investment funds, social security institutions, pension funds, life insurance companies and certain non-Swiss quoted companies and their non-Swiss consolidated group companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds and foreign countries and central banks are also exempt from the Swiss Federal Securities Transfer Stamp Tax.

U.S. Federal Income Taxation

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the receipt, exercise and disposition of the Rights as well as the acquisition, ownership and disposition of the Offer Shares pursuant to the Offering. The discussion addresses only U.S. Holders (as defined below) that receive Rights in the Offering, hold the Rights and Offer Shares as capital assets and use the U.S. dollar as their functional currency. The discussion is a general summary and does not describe all tax considerations that may be relevant to a particular holder. It is not a substitute for tax advice. The discussion does not describe all U.S. federal income tax considerations that may be relevant to particular investors, and does not address U.S. state or local taxes, foreign taxes or U.S. federal taxes other than income tax. In particular, this summary does not address the tax treatment of particular holders, some of which are subject to special rules, such as insurance companies, financial institutions, securities dealers, traders in securities that elect to mark to market, tax-exempt entities, individual retirement accounts and other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. expatriates, purchasers that own (or are deemed to own) 10% or more of the voting stock of Petroplus Holdings AG, purchasers liable for the alternative minimum tax and purchasers that will hold the Rights or Shares as part of a hedge, straddle, conversion, or other integrated or constructive sale transaction. This discussion does not address U.S. Holders that will hold Rights or Shares as part of the business property of a permanent establishment located outside the United States. Petroplus Holdings AG believes, and this discussion assumes, that it is not and will not become a passive foreign investment company ("PFIC"). U.S. Holders should note that the discussion under the heading "Swiss Taxation" above also is relevant to them. Because the Issuer is a tax resident of Switzerland, Swiss withholding tax will be deducted from dividends paid and other distributions made by the Issuer.

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE RIGHTS AND OFFER SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE OFFER SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "**U.S. Holder**" means a beneficial owner of Rights or Shares that is, for U.S. federal income tax purposes, (i) a U.S. citizen or resident alien, (ii) a corporation (or other business entity taxable as a corporation) created in or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court.

The U.S. federal income tax treatment of a partner in a partnership purchasing, owning and disposing of Rights or Offer Shares will generally depend on the status of the partner and the activities of the partnership. A prospective purchaser that is a partnership and its partners should consult their tax advisors concerning the U.S. federal income tax consequences to partners in such partnership of the receipt, exercise, acquisition, ownership and disposition of Rights or Offer Shares by the partnership.

Receipt of Rights

A U.S. Holder of Shares should not recognize taxable income when it receives Rights. The U.S. Holder's holding period in the Rights will include its holding period in the Shares with respect to which the Rights were distributed.

If the fair market value of Rights when received by a U.S. Holder of shares is less than 15% of the fair market value of the Shares with respect to which Rights are received, the Rights will have no basis

unless the U.S. Holder affirmatively elects to allocate its adjusted tax basis in its Shares to the Rights in proportion to the relative fair market values of the Shares and the Rights received (determined on the date Rights are received). A U.S. Holder must make this election in a statement attached to its tax return for the taxable year in which the Rights are received.

If the fair market value of Rights when received by a U.S. Holder of Shares is 15% or greater than the fair market value of the Shares with respect to which Rights are distributed, a U.S. Holder's adjusted tax basis in its Shares must be allocated between the Shares and the Rights in proportion to their then relative fair market values.

Exercise of Rights

A U.S. Holder will not recognize taxable income when it receives Shares by exercising the Rights. A U.S. Holder will have a tax basis in the Shares equal to such Holder's tax basis, if any, in the Rights exercised plus the U.S. dollar value of the exercise price of the Rights on the acquisition date. A U.S. Holder's holding period in the Shares received generally will begin on the day the Rights are exercised.

Disposition of Rights

A U.S. Holder will recognize capital gain or loss on the sale or other disposition of Rights in an amount equal to the difference between such holder's tax basis in the Rights, if any, and the U.S. dollar value of the amount realized from the sale or other disposition. Because the Subscription Period is less than one year, the gain or loss will be short-term capital gain or loss. Any gain or loss generally will be treated as arising from U.S. sources. Deductions for capital loss are subject to limitations.

A U.S. Holder that receives currency other than U.S. dollars on the sale or other disposition of the Rights will realize an amount equal to the U.S. dollar value of the currency received on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize exchange gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss realized on a subsequent conversion of the currency into U.S. dollars will be U.S. source ordinary income or loss.

Expiration of Rights

If a U.S. Holder of Shares allows Rights to expire without selling or exercising them, the Rights should be deemed to have no tax basis and, therefore, the U.S. Holder should not recognize any loss upon expiration of the Rights.

Dividends

Subject to the PFIC rules described below, a U.S. Holder generally must include dividends (including the amount of Swiss tax withheld) on the Shares (other than certain pro rata distributions of Shares to all shareholders) in their gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

Provided that Petroplus Holdings AG is not a PFIC in the year of distribution or in the immediately preceding taxable year and is eligible for benefits under the income tax treaty between the United States and Switzerland ("**US-Switzerland Treaty**"), dividends should qualify for the reduced rate available to non-corporate U.S. Holders that meet certain eligibility requirements (including holding period) on qualified dividend income received in taxable years beginning before January 1, 2011. Dividends paid in Swiss francs will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Swiss francs at the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a subsequent conversion of Swiss francs into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the U.S.-Switzerland Treaty may claim a reduced 15% rate of Swiss withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility

for reduction of Swiss withholding tax. Subject to generally applicable limitations, a U.S. Holder may claim a deduction or a foreign tax credit for Swiss tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. Swiss stamp taxes are not creditable.

Disposition

Subject to the PFIC rules described below, a U.S. Holder will recognize capital gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the Shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of Offer Shares will realize an amount equal to the U.S. dollar value of the currency received on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any gain or loss on a subsequent conversion of the currency into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become, a PFIC. A foreign corporation will be a PFIC in any taxable year when, taking into account the income and assets of certain 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. PFIC status is determined annually and depends upon the composition of a company's income and assets, its activities and the market value of its assets from time to time. The valuation of Petroplus Holdings AG's assets will depend, in part, on the market value of its Shares, which will vary. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year.

If Petroplus Holdings AG were a PFIC in any year when a U.S. Holder owns Rights or Shares, the U.S. Holder would be subject to additional taxes on any excess distributions received from Petroplus Holdings AG and any gain realized from the sale or other disposition of its Shares (regardless of whether Petroplus Holdings AG continues to be a PFIC). A U.S. Holder would have an excess distribution to the extent that distributions on the Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over a U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before Petroplus Holdings AG became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. In addition, if Petroplus Holdings AG were a PFIC, U.S. Holders could not treat dividends received as qualified dividend income taxable at a reduced rate and all U.S. Holders could be subject to additional tax.

If Petroplus Holdings AG were a PFIC, a U.S. Holder might be able to avoid some of the tax consequences described above by electing to mark the Shares to market annually. Any gain from marking the Shares to market or from disposing of them is ordinary income. A U.S. Holder can recognize loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss recognized from marking the Shares to market is ordinary, but loss on disposing of them is capital loss except to the extent of unreversed gains. A U.S. Holder can elect to mark the Shares to market only if

the Shares are marketable stock. The Shares will be marketable stock if they are traded (other than in de minimis quantities) on a qualified exchange for at least 15 days during each calendar quarter. The Hauptsegment of the SWX should be a qualified exchange if, among other things, it maintains trading volumes, financial disclosure and other requirements designed to prevent fraud and protect investors. Each U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable.

If Petroplus Holdings AG were a PFIC, a U.S. Holder could not avoid the tax consequences just described by electing to treat Petroplus Holdings AG as a qualified electing fund ("QEF"), because Petroplus Holdings AG will not prepare the information that a U.S. Holder would need to make a QEF election.

Information Reporting and Backup Withholding

Dividends on Shares and proceeds from the sale or other disposition of Rights or Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

ADDITIONAL INFORMATION

Listing

The existing Shares of Petroplus Holdings AG are listed on the SWX. Petroplus Holdings AG has applied to and approval has been given by the SWX, subject to certain conditons, to list and trade the Offer Shares on the main segment of the SWX. The listing of the Offer Shares is expected to become effective, and trading in Offer Shares on the SWX is expected to commence, on or about April 25, 2007.

Clearing Codes

The Swiss Security Number (*Valorennummer*) of the Shares is 2 775 224. The ISIN is CH0027752242. The Common Code is 027460194. The SWX ticker symbol is PPHN.

The Swiss Security Number (*Valorennummer*) for the Rights is 3 049 399. The ISIN is CH0030493990. Since the rights will not be traded, there will be no ticker symbol for the Rights.

Listing Agent

Credit Suisse is acting as listing representative according to article 50 of the SWX Listing Rules.

Paying Agent

The principal paying agent (*Hauptzahlstelle*) for the Shares in Switzerland is Credit Suisse.

Auditors

Ernst & Young Ltd, Zurich, Switzerland, were appointed as auditors of Petroplus Holdings AG on August 22, 2006.

Notices

Pursuant to Petroplus Holdings AG's articles of association, its shareholder notices shall be made by regular or, at the discretion of the board of directors, by registered mail. Notices to third parties shall be made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the Board of Directors may designate additional publications in which notices are published. Notices required under the SWX Listing Rules will be published in two Swiss newspapers with national circulation, with one such newspaper in German and the other in French.

Geographical Information

You can find information about our revenues by geographic market area in Note 4 to the Consolidated Financial Statements.

Invitation to the Annual General Meeting of Shareholders

Petroplus Holdings AG's Board of Directors called the Annual General Meeting of Shareholders which will be held in the Casino Zug, Artherstrasse 2 - 4, 6300 Zug, Switzerland, on May 9, 2007, with the following agenda and motions:

1. Approval of the Annual Report, Annual Financial Statements of the Company and the Consolidated Financial Statements 2006

The Board of Directors proposes that the Annual Report, the Annual Financial Statements of the Company and the Consolidated Financial Statements 2006 be approved.

2. Granting of Discharge to the members of the Board of Directors

The Board of Directors proposes that the members of the Board of Directors be discharged from their liabilities for their activities in the financial year 2006.

3. Election of three new members of the Board of Directors

The Board of Directors proposes that the following three persons be elected as new board members for a tenure of three years:

Dr. Werner G. Mueller, resident of Zug, Switzerland, Swiss citizen,

Ernst Weil, resident of Zurich, Switzerland, Swiss citizen, and

Robert Lavinia, resident of Arizona USA, U.S. citizen

4. Election of Ernst & Young Ltd. Zurich as statutory and group auditors

The Board of Directors proposes that Ernst & Young Ltd. Zurich be re-elected as statutory and group auditors of Petroplus Holdings AG for a term of one year.

5. Creation of authorized share capital ("*Genehmigtes Aktienkapital*") in the amount of CHF 137,700,000.–

The Board of Directors proposes that additional authorized share capital in the amount of CHF 137,700,000.– be established and that the Board of Directors be authorized to increase the share capital by no later than May 8, 2009. The Board of Directors therefore proposes to add the following new Article 5a to the Articles of Incorporation of the Company:

> Art. 5a
>
> Additional Authorized Capital
>
> The board of directors is authorized to increase the share capital, at any time, until 8 May 2009, by a maximum amount of CHF 137,700,000.- by issuing a maximum of 15,000,000 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board is entitled to issue these shares by means of a firm underwriting or in partial amounts.
>
> The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares have to be paid up, the date from which they carry the right to dividends and the allocation of unexercised pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent rights are not exercised.
>
> The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of the exchange of shares, or (ii) for the financing of the takeover of enterprises, of parts of enterprises or of participations or the financing of new investment projects of the company, or (iii) in the case of a national or international private or public placement of shares in order to finance such transactions, or (iv) for granting an over-allotment option (Greenshoe) of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price.
>
> The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

All investors subscribing for Shares in the Offering may attend the Annual General Meeting of Shareholders on May 9, 2007 if such investor is registered in our share register by May 2, 2007. An invitation for the Annual General Meeting of Shareholders will be sent to subscribing investors if their application for registration is received by the share register by May 2, 2007. The annual report 2006, including the financial statements of Petroplus Holdings AG and consolidated financial statements as well as, the auditors' and group auditors' reports for 2006 are available for inspection by shareholders at the registered office of Petroplus Holdings AG. The annual report 2006 is also available on our website www.petroplusholdings.com.

The invitation to the Annual General Meeting of Shareholders is expected to be published in the Swiss Official Gazette of Commerce *(Schweizerisches Handelsamtsblatt)* on April 17, 2007. Copies of this invitation and any materials relating thereto are available free of charge in Switzerland at the offices of Petroplus Holdings AG.

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Offering Memorandum.

"API gravity" . . . . The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as:

$$\frac{141.5}{\text{Gravity of specific crude oil at } 15.6^{\circ}\text{C}} - 131.5$$

Thus, the higher the API gravity is, the lighter is the crude oil.

"ARA" . . . . Antwerp-Rotterdam-Amsterdam.

"Atmospheric distillation" . . . . The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.

"Barrel" or "bbl" . . . . Barrel of crude oil, 159 liters by volume.

"Biodiesel" . . . . Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.

"Biofuel" . . . . Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, rapeseed and soya.

"Bitumen" . . . . The low-value residual product of crude-oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.

"Bonny Light" . . . . Nigerian crude oil with API gravity of 36° and sulfur content of 0.2%.

"bpd" . . . . Barrels per day.

"Brass River" . . . . West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.

"Brent" . . . . A light North Sea crude oil with API gravity of approximately 38° and a sulfur content of 0.4%.

"c.i.f." . . . . Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.

"CO_2" . . . . Carbon dioxide, a significant greenhouse gas.

"Complexity" . . . . A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.

"Condensates" . . . . Natural gas liquids used as feedstocks in oil refining.

"CPC Blend" . . . . Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.

"Cracking"	The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of saturated hydrocarbons suitable for gasoline and other light fractions to be recovered from crude oil.
"Crack Spread"	A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.
"Dated Brent"	The price for prompt shipments of Brent crude as reported by price agencies. It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.
"Desulfurization" or "Hydrotreating"	A process to remove sulfur from petroleum products.
"Distillates"	Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil and jet kerosene but exclude gasoline and naphthas.
"ETBE"	Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.
"Feedstocks"	Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.
"Fluid catalytic cracking" or "FCC"	The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.
"f.o.b."	Free on board. A delivery term denoting that the seller is responsible for delivery goods on board a ship or other conveyance for carriage to the consignee at a specified loading port as defined in the ICC Incoterms 2000.
"fouling"	A process that reduces heat exchange capability of equipment.
"Gasoil"	A liquid petroleum product with a boiling range temperature of 200°-370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The type of gasoil suitable for use in oil-fired heating plants and boilers is called heating oil, while the type suitable for internal combustion engines is called diesel.
"Gasoline"	A light liquid petroleum product that is typically used as a fuel for internal combustion engines.
"GWh"	Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.

"Heating oil"	A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.
"Heavy fuel oil"	Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.
"Heavy sour"	Crude oils with a sulfur content greater than 2.0% and density greater than 30%.
"Heavy sweet"	Crude oils with a sulfur content less than 0.5% and density greater than 30%.
"Hectare"	10,000 square meters.
"Hydrocracking"	The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.
"ICC Incoterms 2000"	Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.
"ISO"	The International Organization for Standardization.
"ISO 9001"	An international standard established by the ISO to certify quality management systems.
"ISO 14001"	An international standard established by the ISO to certify environmental management systems.
"Light sour"	Crude oils with a sulfur content between 0.5% and 1.0% and density less than 30%.
"Light sweet"	Crude oils with a sulfur content less than 0.5% and density greater than 30%.
"LPG"	Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propene, butane, or butene as its main components, that has been liquefied to enable it to be transported and stored under pressure.
"Lubricants"	Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.
"Medium sour"	Crude oils with a sulfur content between 1.0% and 2.0% and density between 30% to 35%.
"MTBE"	Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.
"MW"	Megawatts.
"Naphtha"	A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in a reformer, producing high octane gasoline and hydrogen or other petrochemical products. Naphtha is also used as a chemical feedstock.
"Natural gas"	Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.

"Nelson Complexity Index" .... The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery's complexity on the Nelson Complexity Index.

"Netback" .... Sales price less all per unit costs.

"Northwest European crack spread" . The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".

"NO_x" .... Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground-level air pollution such as smog.

"OHSAS 18001"................ International standards used to certify occupational health and safety management systems.

"Petrochemicals" .... Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.

"ppm" .... Parts per million.

"Refinery" .... A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.

"Refining margin" .... The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).

"RBOB" .... Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes RBOB used to meet requirements of the U.S. reformulated gasoline program.

"Reformulated gasoline" .... An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasoline.

"Saharan Light" .... Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.

"SO_2" .... Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.

"Solvent" .... A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.

"Spot market" .... A term used to describe the international trade in one-off cargoes or shipments of commodities, such as crude oil, in which prices closely follow demand and availability.

"Sulfur-free fuel" .... Fuel with a sulfur content less than 10 mg/kg (ppm).

"TAME" .... Tertiary amyl methyl ether.

"Thermal conversion" .... A chemical transformation resulting from an increase in temperature.

"TIP" .... Total isomerization

"Ton" .... One ton represents 1,000 kilograms or approximately 2,205 pounds.

"ULSD" .... Ultra low sulfur diesel.

"Urals" .... The Russian benchmark crude oil which is a medium sour crude oil.

"Vacuum distillation" .... A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.

"Vacuum gasoil" or "VGO" .... Also known as cat feed. Feedstock for fluid catalytic cracker used to make gasoline, No.2 oil and other byproducts.

"Visbreaking".................. A process by which the heavy intermediates oils derived from the two serial crude distillation process (primary and vacuum distillation) are subjected to thermal conversion to improve fuel oil viscosity.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Petroplus Holdings AG F-2

Consolidated Income Statements for the Years 2006 and 2005 .... F-2

Consolidated Balance Sheets at December 31, 2006 and 2005 .... F-3

Consolidated Cash Flow Statements for the Years 2006 and 2005 .... F-4

Consolidated Statements of Changes in Shareholders' Equity for the Years 2006 and 2005 .... F-5

Notes to the Consolidated Financial Statements for the Years 2006 and 2005 .... F-6

Report of the Group Auditors F-67

Statutory Financial Statements of Petroplus Holdings AG F-68

Income Statement of Petroplus Holdings AG for the Period from February 20, 2006 to December 31, 2006 .... F-69

Balance Sheet of Petroplus Holdings AG at December 31, 2006 .... F-70

Notes to the Statutory Financial Statement 2006 .... F-71

Report of the Statutory Auditors F-73

Consolidated Income Statements
for the years 2006 and 2005

(In millions of USD)	Notes	2006[1]	2005[2]
Continuing operations			
Revenue	3, 4	6,923.0	4,188.3
Materials cost	3	(6,376.8)	(3,977.3)
Gross margin		546.2	211.0
Personnel expenses	5	(115.5)	(56.1)
Refinery operating expenses	5	(139.8)	(66.5)
Depreciation and amortization	12, 13	(74.9)	(39.0)
Other administrative expenses		(36.5)	(13.0)
Operating profit		179.5	36.4
Financial income	5	42.1	3.3
Financial expenses	5	(127.6)	(54.5)
Foreign currency exchange gain/(loss)		4.9	(3.0)
Share of income from associates	14	0.3	—
Profit/(loss) before income taxes		99.2	(17.8)
Income taxes	6	(25.1)	(10.3)
Net income/(loss) from continuing operations		74.1	(28.1)
Discontinued operations			
Gain from discontinued operations, net of tax	7	369.5	26.5
Net income/(loss)		443.6	(1.6)
Net income/(loss) attributable to:			
Shareholders of the parent		443.4	(2.7)
Minority interest		0.2	1.1
Net income/(loss)		443.6	(1.6)
Earnings per share (in USD)			
Earnings per share—basic	23	10.90	(0.09)
Earnings per share—diluted	23	10.51	(0.09)
calculated on continuing operations			
Earnings per share—basic	23	1.82	(1.01)
Earnings per share—diluted	23	1.75	(1.01)

(1) Petroplus acquired European Petroleum Holdings N.V., Curaçao, and its subsidiaries ("EPH") on May 31, 2006. Therefore, the figures for 2006 include only seven month consolidated results for EPH.

(2) In March 2005, RIVR Acquisition B.V. ("RIVR") purchased Petroplus International B.V. ("PPI"). Therefore, the period ended December 31, 2005 includes the operations for PPI only for the nine months ended December 31, 2005.

Consolidated Balance Sheets
at December 31, 2006 and 2005

(in millions of USD)	Notes	2006	2005
Current assets			
Cash and short-term deposits	9	91.6	65.9
Trade receivables, net	11	546.9	436.9
Derivative financial instruments	28	239.0	257.1
Other receivables and prepayments	11	193.9	111.4
Inventories	10	741.0	479.9
Current tax assets	6	0.8	0.8
Assets classified as held for sale	8	81.2	580.8
Total current assets		1,894.4	1,932.8
Non-current assets			
Intangible assets	12	1.0	—
Property, plant and equipment	13	1,092.5	509.5
Investments in associates	14	0.4	0.3
Financial assets available for sale	15	2.2	1.8
Other financial assets	16	19.1	—
Deferred tax assets	6	5.2	7.8
Total non-current assets		1,120.4	519.4
Total assets		3,014.8	2,452.2
Current liabilities			
Interest-bearing loans and borrowings	17	—	143.7
Finance lease commitments	25	3.3	1.4
Trade payables	18	567.9	649.0
Current tax liabilities	6	17.5	5.5
Derivative financial instruments	28	260.1	456.0
Other payables and accrued expenses	18	316.0	321.9
Liabilities classified as held for sale	8	39.4	345.5
Total current liabilities		1,204.2	1,923.0
Non-current liabilities			
Interest-bearing loans and borrowings	17	—	411.6
Finance lease commitments	25	30.0	27.8
Retirement benefit obligation	19	28.2	22.5
Deferred tax liabilities	6	158.5	35.3
Provisions	20	38.8	2.2
Total non-current liabilities		255.5	499.4
Total liabilities		1,459.7	2,422.4
Shareholders' equity			
Share capital	22	459.7	3.1
Share premium		684.4	28.3
Translation reserve		9.2	0.2
Retained earnings/(deficit)		401.4	(2.7)
Equity attributable to shareholders' of the parent		1,554.7	28.9
Minority interest	21	0.4	0.9
Total shareholders' equity		1,555.1	29.8
Total liabilities and shareholders' equity		3,014.8	2,452.2

Consolidated Cash Flow Statements
for the years 2006 and 2005

(in millions of USD)	Notes	2006	2005
Cash flows from continuing operating activities			
Net income/(loss) from continuing operations		74.1	(28.1)
Net reversal of non-cash items:			
Depreciation and amortization	12, 13	74.9	39.0
Share-based payments	24	0.3	—
Changes in working capital and provisons from continuing operations:			
Change in provisions		9.4	(17.1)
Change in trade and other receivables		28.5	(89.9)
Change in inventories		91.5	(230.5)
Change in derivative financial instruments		(201.0)	134.7
Change in trade payables, other payables and accrued expenses		(354.6)	266.3
Change in income tax position		26.2	3.5
Cash flows from continuing operating activities		(250.7)	77.9
Cash flows from continuing investing activities			
Investment in property, plant and equipment	13	(68.5)	(87.4)
Acquisition of subsidiaries, net of cash acquired	30	(398.1)	(255.1)
Disposal of associated companies		—	2.4
Cash flows from continuing investing activities		(466.6)	(340.1)
Cash flows from continuing financing activities			
Proceeds from issue of share capital	22	1,081.6	31.5
Repurchase of share options		—	(3.4)
Increase in long-term liabilities		854.6	870.9
Transaction costs		(64.0)	(37.7)
Repayment of long-term liabilities		(1,549.7)	(572.4)
Net interest on financing activities		(15.1)	—
Decrease on bank overdrafts		(151.3)	(5.7)
Cash flows from continuing financing activities		156.1	283.2
Cash flows from discontinued operations	31	598.7	38.5
Net cash flow		37.5	59.5
Net foreign exchange differences		(11.8)	6.4
Movement in cash and short-term deposits		25.7	65.9
Cash and cash equivalents from continuing operations as per January 1,		65.9	—
Cash and cash equivalents from continuing operations as per December 31,		91.6	65.9
Additional cash flow information included in cash flows from continuing operating activities (in millions of USD)			
Income taxes paid		(6.7)	—
Income taxes received		2.5	2.5
Interest paid		(60.2)	(11.6)
Interest received		5.3	2.7

Consolidated Statements of Changes in Shareholders' Equity
for the years 2006 and 2005

(in millions of USD)	Notes	Attributable to equity holders of the parent: Share capital	Share premium	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2005		—	—	—	—	—	—	—
Exchange difference on translation of foreign entities		—	—	0.2	—	0.2	(0.2)	—
Net income recognized directly into equity		—	—	0.2	—	0.2	(0.2)	—
Net loss for the period		—	—	—	(2.7)	(2.7)	1.1	(1.6)
Total recognized income and expense for the period		—	—	0.2	(2.7)	(2.5)	0.9	(1.6)
Issuance of share capital	22	3.1	28.3	—	—	31.4	—	31.4
Balance as per December 31, 2005		3.1	28.3	0.2	(2.7)	28.9	0.9	29.8
Exchange difference on translation of foreign entities		—	—	9.0	—	9.0	0.2	9.2
Net income recognized directly into equity		—	—	9.0	—	9.0	0.2	9.2
Net income for the period		—	—	—	443.4	443.4	0.2	443.6
Total recognized income and expense for the period		—	—	9.0	443.4	452.4	0.4	452.8
Effect of reverse acquisition		299.0	(267.9)	—	—	31.1	—	31.1
Issuance of share capital	22	157.6	924.0	—	—	1,081.6	—	1,081.6
Share issue costs (IPO costs)	22	—	—	—	(42.9)	(42.9)	—	(42.9)
Share-based payments	24	—	—	—	0.4	0.4	—	0.4
Related income tax (IPO & Share-based payments)		—	—	—	3.2	3.2	—	3.2
Changes in minority interests		—	—	—	—	—	(0.9)	(0.9)
Balance as per December 31, 2006		459.7	684.4	9.2	401.4	1,554.7	0.4	1,555.1

Notes to the Consolidated Financial Statements
for the years 2006 and 2005

1 General Information

General

Petroplus Holdings AG and its subsidiaries (the "Company", "we", "us" or "Petroplus") is a publicly traded company listed in the main segment of the Swiss Stock Exchange ("SWX"). The initial listing of the Company took place on November 30, 2006. Petroplus Holdings AG was incorporated on February 20, 2006 under the name of Argus Atlantic Energy Limited ("Argus") in Bermuda. On August 22, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office to Zug, Switzerland and to change its name to Petroplus Holdings AG. The address of its registered office is Petroplus Holdings AG, Industriestrasse 24, 6300 Zug, Switzerland.

Petroplus is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. The Company owns and operates three refineries in Cressier (Switzerland), Antwerp (Belgium) and Teesside (United Kingdom). The Company also owns and operates a bitumen- and gasoil-processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end-use customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as on the global spot market.

Development of the Company

2005

In March/April 2005, RIVR Acquisition B.V. Netherlands ("RIVR") acquired all the shares of Petroplus International B.V. and its subsidiaries ("PPI"). At that time PPI was a quoted company on the Euronext Exchange in the Netherlands. During the tender and post-tender acceptance period of the public offer, the majority of the shares of PPI were acquired (for further information on the acquisition see Note 30).

During 2005, the 80% ownership in Dragon LNG, a Liquefied Natural Gas ("LNG") import terminal, was sold to BG Group and Petronas. In December 2005, Petroplus International B.V. sold the fuel card business in the United Kingdom. Details of these disposals are outlined in Note 31.

2006

On January 13, 2006, RIVR entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited. For further details see Note 31.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH"), an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. For further details see Note 30.

On August 21, 2006, Argus and RIVR Holding B.V., Netherlands, the 100% shareholder of RIVR, signed an agreement whereby RIVR Holding transferred all of its shares in RIVR to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. After the contribution, RIVR Holding B.V. held 94.5% of the total issued shares of Argus. Immediately after the contribution of the shares, Argus transferred its corporate domicile from Bermuda to Switzerland and was renamed Petroplus Holdings AG.

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the remaining Petroplus Tankstorage group assets, the Bunkering group and the Oxyde group to RIVR Divestment B.V. The 4Gas Group was sold in another sales and purchase agreement to RIVR Holding B.V.

The disposal of these non-core entities are described in detail in Note 31.

On November 30, 2006, the shares of Petroplus Holdings AG are traded on the SWX Swiss Exchange for the first time. During 2006 the company fully repaid all outstanding debt with the proceeds received from the IPO and the sale of non-core assets.

1 General Information (Continued)

As a result of the forgoing developments, the consolidated financial information includes only nine months of PPI operations in 2005 and seven months of EPH operations in 2006.

2 Accounting Policies

Basis of Preparation

Statement of Compliance

The Consolidated Financial Statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") and comply with Swiss Law. These are the Company's first Consolidated Financial Statements prepared in accordance with IFRS and IFRS 1 *First-time Adoption of International Reporting Standards* has been applied. The transition is explained in Note 33.

All amounts included in the consolidated financial information and notes are presented in USD and rounded to the nearest USD in millions except where otherwise indicated.

Basis of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following balance sheet positions that are measured at fair value:

- financial assets available for sale;
- derivative financial instruments; and
- financial instruments at fair value through profit and loss.

The methods used to measure fair values are further discussed below.

Summary of Significant Accounting Policies

Scope of Consolidation

These Financial Statements are the Consolidated Financial Statements of Petroplus Holdings AG, Zug and its subsidiaries. Subsidiaries are those companies directly or indirectly controlled by Petroplus Holdings AG (generally over 50% of voting interest, or potential voting rights, of the relevant company's share capital). Control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investments in associated companies (where Petroplus generally holds between 20% and 50% of a company's voting shares, or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method as described below in the paragraph "Investments in associates".

Other investments, where the Company holds less than 20% and does not have significant influence, are valued at their fair value and classified as financial assets available for sale.

Companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the date of acquisition or up to the date of disposal. Intercompany transactions, balances and unrealized gains are eliminated in full. The annual closing date of all the individual Financial Statements is December 31.

A special purpose entity ("SPE") was established to sell its receivables under a receivable purchase facility ("RPF") agreement. The name of the SPE is "P Finance Limited", registered in the Cayman Islands. Petroplus does not have any direct or indirect shareholdings in P Finance Limited. In addition, Petroplus does not have significant influence on the decision-making powers of SPE's management and

2 Accounting Policies (Continued)

does not receive any benefits related to SPE's operations and net assets. Petroplus does not have control over the SPE and therefore the SPE has not been consolidated.

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of their fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets and liabilities recognized.

Reverse Acquisitions

Under IFRS 3 *Business Combinations* combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Company are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Company's controlling shareholder's Consolidated Financial Statements. The components of equity of the acquired entities are added to the same components within Company equity except that any share capital of the acquired entities is recognized as part of share premium. The acquisition of RIVR by Petroplus Holdings AG has been accounted for as a reverse acquisition and the consolidated financial information of the Company is therefore a continuation of the financial information of RIVR and its subsidiaries.

Translation of Foreign Currencies

The Consolidated Financial Statements are presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the Company have different functional currencies. As such, management has determined that USD will be the presentation currency which will be used to monitor the performance and financial position of the Company. Each entity in the Company determines its own functional currency and items included in the Financial Statements of each entity are measured using that functional currency. Assets and liabilities of entities using a non-USD functional currency are translated into USD at the year-end exchange rate. The Income Statement is translated at the average exchange rate for the year. The exchange differences arising upon translation are taken directly to a separate component of equity. On disposal of an entity using a non-USD functional currency, the deferred cumulative amount recognized in equity relating to that particular entity is recognized in the Income Statement.

Transactions in non-USD currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the Income Statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the

2 Accounting Policies (Continued)

dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2006	2005
Average rates applied for the Income Statement		
1 EUR	1.26	1.24
1 CHF	0.80	0.80
1 GBP	1.84	1.82
1 CZK	0.04	0.04
Period-end rates applied for the Balance Sheet		
1 EUR	1.32	1.18
1 CHF	0.82	0.76
1 GBP	1.96	1.72
1 CZK	0.05	0.04
Exchange rates used for IFRS translation on January 1, 2005 (Opening balances)		
1 EUR		1.36
1 CHF		0.88
1 GBP		1.93
1 CZK		0.04

Cash and Short-Term Deposits

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and short-term low risk highly liquid investments that are readily convertible to known amounts of cash, and have a maturity of up to three months.

For the purpose of the Consolidated Cash Flow Statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Trade Receivables, Net

The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Doubtful receivable provisions are established based upon the difference between the receivable value and the estimated net collectible amount. The amount of the respective estimated loss is recognized in the Income Statement within other administrative expenses.

Derivative Financial Instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, foreign currency and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of the derivative financial instruments is either derived from market quotes or obtained based on recent at arm's length transactions.

Commodity Instruments

Commodity instruments are used by the Company to manage the price risk of commodities. The Company has primarily used forward purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are either valued based on their market value which is derived from market quotations or at arm's length transactions. Additionally, the Company ensures that these commodity instruments match the actual

2 Accounting Policies (Continued)

physical movement for both volume and pricing. Commodity instrument hedges are recorded as materials cost in the Consolidated Income Statement.

Interest Rate Swaps

Interest rate swaps are used by the Company to manage the interest rate risks.

Currency Contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Interest rate swaps and currency hedges are recorded as financial expense in the Consolidated Income Statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability; or
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges in line with IAS 32 *Financial Instruments: Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement.* All derivatives entered into by the Company are classified as held for trading derivatives. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does neither enter into derivative financial instruments for speculative trading purposes nor does it enter into any speculative hedges.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)

- purchase cost on a FIFO basis

Finished goods and intermediates

- cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

2 Accounting Policies (Continued)

For determination of the cost of raw materials the relevant purchase contract and the attributable freight costs are considered. The costs of the refined products are built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include the yield of the refinery, market crack levels and the relevant variable and fixed overheads for the stated month of production. Whenever the net realizable value of a product in stock is lower than its cost value, the stock is remeasured at its net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Assets and Liabilities classified as held for sale

Disposal groups comprising of assets and liabilities (or non-current assets) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of the disposal group) are remeasured in accordance with the Company's accounting policies. Thereafter, the assets or the disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. It is to be expected that no loss is allocated to inventory, financial assets and deferred tax assets, which continue to be measured in accordance with the Company's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Intangible Assets

Intangible assets, including software, that are acquired by the Company are stated at cost less accumulated depreciation and impairment losses. Where acquired in a business combination, they will be fair value allocated in acquisition accounting.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization is charged to the Income Statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. The estimated useful life is as follows:

Amortization periods	
Software	5 years

Property, Plant and Equipment

Property, plant and equipment "PP&E" is stated at cost, less accumulated depreciation and impairment losses. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of PP&E is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items. Maintenance costs are expensed as incurred.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as

2 Accounting Policies (Continued)

the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Income Statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Depreciation periods	
Land	Not depreciated
Buildings	30-40 years
Machines and equipment	2-40 years
Other assets	3-25 years
Assets under construction	Not depreciated

Capitalized Turnaround Costs

A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units which occurs approximately every two to five years. Turnaround costs include actual direct and contract labor, and material costs incurred for the overhaul, inspection and replacement of major components of refinery processing and support units performed during turnaround. Turnaround costs, which are included in the Company's balance sheet in PP&E, are currently depreciated on a straight-line basis over the period until the next scheduled turnaround, beginning the month following completion. The depreciation of the turnaround costs is presented as depreciation in the Income Statement.

Investments in Associates

The Company's investment in associates is accounted for using the equity method. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The Income Statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, or major transactions are adjusted for, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical or differ not more then three month.

Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not measured at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets at initial recognition and, where allowed and appropriate, evaluates this designation at each financial year end.

All regular purchases and sales of financial assets are recognized on the transaction date, the date, the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or market place convention.

2 Accounting Policies (Continued)

Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the Income Statement.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale Financial Assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined as being impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the Income Statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments over which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Impairment of Financial Assets

A financial asset is considered to be impaired if objective evidence indicates that events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available for sale financial asset is calculated by reference to its current fair value. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in companies that share similar credit risk characteristics.

All impairment losses are recognized in profit and loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit and loss. If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been, had the impairment not been recognized. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity. All other reversals are recognized in profit and loss.

2 Accounting Policies (Continued)

Discontinued Operations

A discontinued operation is a component of the Company's business that represents a separate major line of business or geographical area of operations that has been disposed of, is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs when the operation meets the criteria to be classified as held for sale or upon disposal. When an operation is classified as a discontinued operation, the comparative Income Statement is restated as if the operation had been discontinued from the start of the comparative period.

Impairment of Assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's, or cash-generating unit's, fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the Income Statement under the line item depreciation and amortization.

Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

The Company capitalizes transaction costs within other financial assets if new debt securities and credit facilities are issued but not drawn. The Company amortizes these costs over the maturity period of the debt or over the life of the credit facility. The amortization of these costs is included in interest and finance expense in the Income Statement.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Borrowing Costs

Borrowing costs are recognized as expense in the period in which they are incurred, except if they are directly attributable to the construction of an asset that meets the determined criteria, in which case they are capitalized as part of the cost of that asset. These determined criteria are that the borrowing costs incurred for the construction can be reliably measured, that it will take more than six months to make the related assets operational and that it is an initial investment. The capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the asset for its intended use are completed.

Income Taxes

Current Taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, as at the balance sheet date.

2 Accounting Policies (Continued)

Deferred Taxes

Deferred income tax is provided using the liability method on temporary differences, at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill;
- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and carry-forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

- where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted, or substantively enacted, at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the Income Statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Provisions for Liabilities and Charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event whereby it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset on condition that the reimbursement is virtually certain. The expense relating to any provision is presented in the Income Statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a

current pre-tax rate which reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as financial expenses.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Management or Board and announced before the reporting period end.

Provisions for environmental remediation, resulting from past operations or events, are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Retirement Benefit Obligation

The Company operates three defined benefit plans in Switzerland, the United Kingdom and Belgium. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeds 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized, reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be directly settled. If such aggregation is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan, or reductions in the future contributions to the plan.

If the asset is measured as the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial loss of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above, are recognized immediately if the asset is measured as the aggregate of cumulative unrecognized net actuarial loss and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period, after the deduction of past service cost of the current period, are recognized immediately.

Contributions to pension arrangements based on a defined contribution system are charged to the Income Statement in the year in which they are payable.

2 Accounting Policies (Continued)

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset, or assets, and the arrangement conveys a right to use the asset.

Company as a Lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

Operating lease payments are recognized as an expense in the Income Statement on a straight-line basis over the lease term.

Company as a Lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Related Party Transactions

Transactions between the Company and related parties are disclosed in Note 29, specifying the nature, types and details of the transactions and the relationships.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Sale of Crude

In certain circumstances the Company enters into transactions for the sale of surplus crude oil that can not be utilized due to operational circumstances or unplanned refinery shut downs. As such transactions are incidental to the main revenue generating activities, the results of such transactions are presented by netting any income with related expenses arising on the same transaction. The net amount realized is included in materials cost in the Income Statement.

Cross Sales and Purchases

A cross sale is a sale to an entity outside of the Petroplus group under a cross sale/purchase agreement, where a sale is made on the understanding that a quantity, including that of a different

2 Accounting Policies (Continued)

grade, is bought back. The purpose of such arrangements is to allow the parties to achieve savings in their distributions costs in the selling of petroleum products. Cross sale and purchase transactions are presented net in materials cost.

Rendering of Services

Revenue from services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company, the processing fee is recognized as revenue.

Interest Income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Rental Income

Rental income is recognized on a straight-line basis over the term of the relevant lease.

Segment Reporting

A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risk and rewards that are different from those of other segments. The Company's primary format for segment reporting is based on business segments.

Share-Based Payment Transactions

Employees (including senior executives and members of the Board of Directors) of the Company receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments ('equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company has only equity-settled transactions.

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value of share options is determined using the Black-Scholes model, further details of which are provided in Note 24. In determining the fair value of the share options the service condition is not taken into account.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, on a straight-line basis over the period in which service conditions are fulfilled. At each reporting date, based on the Company's best estimate, the expense recognized is adjusted to reflect the actual number of share options that vest.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

2 Accounting Policies (Continued)

If an equity-settled award is repurchased during the vesting period for fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Such excess is recognized as expense in the Income Statement in the line item personnel expenses.

Emission Rights

Emission credits that are granted to the Company at no cost are not recorded on the consolidated Balance Sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

Earnings per Share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares, which comprise share options granted to employees.

Cash Flow Statement Presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The continuing activity presented in the statement of cash flows is divided between operating, investing and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities, except for the interest of the Participating Preferred Equity Securities (PPES).

Net cash flow from acquisitions of subsidiaries and equity participations are included within the cash flow from investing activities. Net cash flow from disposals of subsidiaries, which were classified as assets and liabilities held for sale, are included within cash flows from discontinued operations.

Dividend distributions are included within net cash flow from financing activities.

Summary of Significant Judgments and Estimates

Use of Estimates

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial information:

Finance Lease Commitments—The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4 *Determining whether an arrangement contains a lease*, the Company has determined that contract to be a finance lease.

2 Accounting Policies (Continued)

Forward Purchase and Sale Commitments—The Company enters into physical forward sales and purchase contracts for crude oil procurement to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39 *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Assets—In accordance with IAS 36 *Impairment of Assets*, at each balance sheet date, the Company performs an assessment to determine whether there are any indications of impairment. If indications of impairment exist, an impairment test is performed to assess the recoverable amount of the assets. Based on management's assessment, there were no indications of impairment at year end.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Useful Lives of Property, Plant and Equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets—Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight costs, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the net realizable value is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgment is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

Environmental Costs—We provide for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Such provisions are adjusted as further information develops or circumstances change.

Recently Issued Standards and Interpretations

New Standards and Interpretations not yet adopted

IFRS 7 *Financial Instruments: Disclosures*, and a complementary amendment to IAS 1 *Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30 *Disclosure in the*

2 Accounting Policies (Continued)

Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32 *Financial Instruments: Disclosure and Presentation*. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 for the annual period beginning on January 1, 2007.

IFRS 8 *Operating Segments* requires an entity to report financial and descriptive information about its reportable operating segments or aggregations of operating segments. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance. Generally the information to be reported will be what the Company will be using internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 replaces IAS 14 *Segment Reporting* and aligns segment reporting with the requirements under US GAAP, SFAS 131. IFRS 8 will be applied by the Company in the 2009 Financial Statements for the first time. Taking into account the ongoing reorganization and expansion of the Company, the management of the Company is not in a position to evaluate the potential effect of this new standard at this time.

IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Company's 2007 Financial Statements, is not expected to have any impact on the consolidated Financial Statements.

IFRIC 8 *Scope of IFRS 2 Share-based Payment* addresses the accounting for share-based payment transactions in which some or all of the goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Company's 2007 Financial Statements, with retrospective application required. The Company has not yet determined the potential effect of this interpretation.

IFRIC 9 *Reassessment of Embedded Derivatives* requires a reassessment of whether embedded derivatives should be separated from the underlying host contract only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Company's 2007 Financial Statements, is not expected to have a significant impact on the Consolidated Financial Statements of the Company.

IFRIC 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognized in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10, will become mandatory for the Company's 2007 Financial Statements. The Company will apply the interpretation prospectively. The Company has not recognized an impairment loss in an interim period and released it in a subsequent period in the past.

IFRIC 11 *Group and Treasury Share Transactions* clarifies the application of IFRS 2 *Share-based Payment* to certain share-based payment arrangements involving the entity's own equity instruments and to arrangements involving equity instruments of the entity's parent. IFRIC 11 will become mandatory for the Company's 2008 Financial Statements. The Company has not yet determined the potential effect of this interpretation.

IFRIC 12 *Service Concession Arrangements* This interpretation gives guidance on the accounting by operators for public-to-private service concession arrangements. IFRIC 12 shall be applied for the Company's 2008 Financial Statements. It is not expected to have any impact on the Consolidated Financial Statements of the Company.

3 Revenue and Materials Cost

Revenue

(in millions of USD)	2006	2005
Sale of products	6,899.0	4,142.0
Tank rental	8.3	27.9
Handling fee	5.5	12.8
Compulsory stock storage	9.5	4.4
Other	0.7	1.2
Total revenue	6,923.0	4,188.3

Revenue represents the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, compulsory stock storage, tank rental and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 124.3 million (2005: USD 116.4 million).

Materials Cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2006 the Company recorded a gain of USD 182.6 million (loss of USD 31.3 million for the nine month period ended 2005) for commodity instruments in respect of refining margin hedges. The gain recorded in materials cost for other commodity instruments was USD 63.4 million for the year ended December 31, 2006 and a loss of USD 5.9 million for the nine month period ended 2005.

Included in materials cost are sales of crude oil. These sales are executed to avoid failures of timely deliveries, delivery shortages of crude oil, and at times a result of operational optimization decisions. These sales occur mainly with refineries that are dependent on crude oil supply by vessels. Therefore, the related primary crude oil purchase is sold at the current market price. The crude oil sales revenue offset against materials cost in 2006 is USD 427.7 million (2005: USD 68.5 million). These sales increased significantly compared to the prior year due to the cancellation of oil contracts and a move to CPC crude purchases at the Cressier refinery and the acquisition of the BRC refinery.

4 Segment Information

Segment information is presented in respect of the Company's business and geographical segments. The primary format, business segments, is based on the Company's management and internal reporting structure.

Inter-segment transactions are determined on an arm's-length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business Segments

The Company is organized into the following main business segments:

- *Refining*—The refining division operates refineries in Cressier (Switzerland), Antwerp (Belgium) and Teesside (United Kingdom). The refining division is defined as the core business of the Company and therefore will represent the sole primary segment at the end of 2006 after the restructuring of the Company is completed.
- *Discontinued operations*—This Division was sold in 2005 and 2006, see Note 7 for further information.

4 Segment Information (Continued)

Business Segments

(In millions of USD)	Refining 2006	Refining 2005	Total Continued Operations 2006	Total Continued Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005	Total Company 2006	Total Company 2005
Total external revenue	6,923.0	4,188.3	6,923.0	4,188.3	2,213.7	2,285.5	9,136.7	6,473.8
Total revenue	6,923.0	4,188.3	6,923.0	4,188.3	2,213.7	2,285.5	9,136.7	6,473.8
Operating profit	179.5	36.4	179.5	36.4	20.2	29.6	199.7	66.0
Net financial expense			(85.5)	(51.2)	—	(10.4)	(85.5)	(61.6)
Share of income/(loss) from associates			0.3	—	—	(0.8)	0.3	(0.8)
Income tax expense			(25.1)	(10.3)	—	(0.6)	(25.1)	(10.9)
Foreign currency exchange gain/(loss)			4.9	(3.0)	—	(3.8)	4.9	(6.8)
Gain on sale of discontinued operation, net of income tax			—	—	349.3	12.5	349.3	12.5
Net income/(loss)			74.1	(28.1)	369.5	26.5	443.6	(1.6)
Segment assets	2,933.2	1,871.1	2,933.2	1,871.1	81.2	580.8	3,014.4	2,451.9
Investments in associates	0.4	0.3	0.4	0.3	—	—	0.4	0.3
Total Assets	2,933.6	1,871.4	2,933.6	1,871.4	81.2	580.8	3,014.8	2,452.2
Segment liabilities	1,420.3	2,076.9	1,420.3	2,076.9	39.4	345.5	1,459.7	2,422.4
Total liabilities	1,420.3	2,076.9	1,420.3	2,076.9	39.4	345.5	1,459.7	2,422.4
Capital expenditure	68.6	77.8	68.6	77.8	2.4	9.6	71.0	87.4
Depreciation	(74.8)	(39.0)	(74.8)	(39.0)	(3.2)	(8.6)	(78.0)	(47.6)
Amortization of intangible assets	(0.1)	—	(0.1)	—	—	—	(0.1)	—

Geographical Segments

Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2006 and 2005:

Revenue by Location of Customers

(In millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	2,746.6	1,652.1	158.7	68.7
United Kingdom	2,072.7	1,520.5	74.0	13.4
The Netherlands	91.0	147.8	1,453.5	1,445.8
Belgium	745.4	181.4	82.6	225.3
Germany	638.3	132.6	110.9	228.8
Rest of the world	629.0	553.9	334.1	303.4
Total revenue	6,923.0	4,188.3	2,213.8	2,285.4

4 Segment Information (Continued)

The following table provides details of total segment assets by location of the assets for the years ended December 31, 2006 and 2005:

Net Carrying Amount of Assets by Location

(In millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	1,718.8	1,090.4	—	2.5
United Kingdom	322.0	325.2	—	43.3
The Netherlands	71.3	276.0	74.9	420.6
Belgium	719.3	108.4	6.3	0.2
Germany	60.3	42.3	—	67.2
Rest of the world	41.9	29.1	—	47.0
Total segment assets	2,933.6	1,871.4	81.2	580.8

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2006 and 2005:

Additions to Property, Plant, Equipment and Intangible Assets by Location

(In millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	16.8	49.4	—	0.1
United Kingdom	20.7	8.5	1.0	5.4
The Netherlands	0.9	3.9	1.0	1.6
Belgium	28.8	15.1	—	—
Germany	—	0.2	0.3	1.6
Rest of the world	1.4	0.7	0.1	0.9
Additions to property, plant, equipment and intangible assets	68.6	77.8	2.4	9.6

5 Additional Income Statement Disclosures

Personnel expenses

(In millions of USD)	2006	2005
Wages, salaries and bonuses	(82.0)	(44.8)
Social security and pension expenses	(18.7)	(4.6)
Contract labor	(6.3)	(6.7)
Expense of share based payments	(0.4)	—
Other personnel expenses	(8.1)	—
Total personnel expenses	(115.5)	(56.1)

Other personnel expenses include mainly recruitment, education and insurance expenses.

5 Additional Income Statement Disclosures (Continued)

Refinery operating expenses

(in millions of USD)	2006	2005
Energy expenses	(33.5)	(20.4)
Chemical expenses	(24.3)	(17.3)
Other selling, general and administrative expenses	(42.4)	(5.9)
Utilities	(1.5)	(0.9)
Maintenance	(21.8)	(14.7)
Project expenses	(12.2)	(6.0)
Safety, health and environmental costs	(4.1)	(1.3)
Total refinery operating expenses	(139.8)	(66.5)

Financial income

(in millions of USD)	2006	2005
Interest income	5.3	3.3
Gains from derivatives financial instruments	36.8	—
Total financial income	42.1	3.3

Financial expenses

(in millions of USD)	2006	2005
Interest expenses	(60.2)	(11.6)
Expensed (re)financing costs	(55.0)	(30.1)
Bank and commission fees	(6.2)	(5.5)
Letter of credit expenses	(4.5)	(4.3)
Other financial expenses	(1.7)	(3.0)
Total financial expenses	(127.6)	(54.5)

6 Taxes

Current Tax

The major components of income tax expense for the year ended December 31, 2006 and 2005 are as follows:

	Continuing operations		Discontinued operations		Total	
(in millions of USD)	2006	2005	2006	2005	2006	2005
Consolidated Income Statement						
Current Income Tax						
Current income tax charge	(10.1)	(6.2)	—	(0.3)	(10.1)	(6.5)
Charges in respect to current tax of previous years	(0.3)	(1.9)	—	(0.3)	(0.3)	(2.2)
Deferred Income tax						
Related to origin and reversal of temporary differences	(16.8)	(2.2)	—	—	(16.8)	(2.2)
Related to changes in tax rates	2.1	—	—	—	2.1	—
Total income tax	(25.1)	(10.3)	—	(0.6)	(25.1)	(10.9)

Aggregate current and deferred tax relating to items charged or credited to equity

Income tax directly recognized in equity	3.2	—	—	—	3.2	—
Total income tax recognized in equity	3.2	—	—	—	3.2	—

The reconciliation between the actual tax charge and the expected tax charge for the year ended December 31, 2006 and 2005 are as follows:

(in millions of USD)	2006	2005
Total income, thereof	468.7	8.7
from discontinued operations	369.5	26.5
from continuing operations	99.2	(17.8)
Total income/(loss) from continuing operations	99.2	(17.8)
Expected tax charge at head office rate (2006: 12.0%; 2005: 31.5%)	(11.9)	5.5
Income taxed at different rates	19.2	6.0
Tax effect of expenses not deductible in determining taxable profit	(2.4)	—
Tax effect of non-taxable income	2.9	—
Change in tax rate	2.1	—
Adjustment in respect of prior periods	(3.3)	(1.4)
Utilisation of tax losses not previously recognized	1.5	0.6
Deferred tax asset not recognised for tax losses incurred	(34.7)	(21.0)
Other	1.5	—
Income tax expense from continuing operations	(25.1)	(10.3)

As part of the relocation of our group in 2006, the head office moved from the Netherlands to Switzerland, which entailed a change in the applicable head office tax rate.

6 Taxes (Continued)

Deferred Income Tax

Deferred tax at December 31, 2006 and 2005 relates to the following:

(in millions of USD)	2006	2005
Deferred tax asset		
Timing differences:		
Intangible assets	3.5	5.3
Derivative financial instruments	—	9.1
Inventories	—	1.5
Receivables	3.6	—
Retirement benefit obligation	3.3	2.7
Other assets	2.1	—
Losses available for offset against future taxable income	4.3	1.1
Total deferred tax asset	16.8	19.7
Deferred tax liability		
Timing differences:		
Property, plant and equipment	155.4	45.9
Derivative financial instruments	8.0	—
Inventories	0.7	—
Receivables	0.4	0.5
Retirement benefit obligation	—	0.8
Other liabilities	5.6	—
Total deferred tax liability	170.1	47.2
Deferred tax liability, net	(153.3)	(27.5)
Presented in the balance sheet as:		
Deferred tax asset	5.2	7.8
Deferred tax liability	(158.5)	(35.3)
Deferred tax liability, net	(153.3)	(27.5)

Tax Losses Carried Forward

The net tax losses carried forward, which remain unvalued, equate to USD 258.8 million (December 31, 2005: USD 182.4 million). The losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued as their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods.

Retained Earnings/Dividend Distributions

The group has limited retained earnings available currently and no intra-group dividend distributions are planned for the foreseeable future. Any dividend distributions would have no or limited tax consequences due to the expected application of relevant EU Directives and Double Tax Treaties.

7 Discontinued Operations

On August 21, 2006, the Company, through a wholly owned subsidiary, entered into a notarial deed of share purchase and transfer under which RIVR acquisition B.V. sold certain shares in 4Gas B.V. to RIVR Holding B.V. in exchange for a EURIBOR plus 1.75% interest bearing loan note of USD 224.5 million (EUR 175 million) plus the assumption of a USD 64.1 million (EUR 50 million) payment in kind. The transaction resulted in a net gain of USD 282.6 million (EUR 225 million).

7 Discontinued Operations (Continued)

Pursuant to the share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "Other 4Gas Assets"), to 4Gas B.V. for an initial consideration of USD 6.4 million (EUR 5 million) and deferred consideration to the extent that the aggregate proceeds of the sale of the Other 4Gas Assets exceed USD 6.4 million (EUR 5 million). The transaction resulted in a net loss of USD 3 million (EUR 2.4 million).

On August 21, 2006, the Company also sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-core companies") to RIVR Divestment B.V. for a EURIBOR plus 1.75% non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The transaction resulted in a net gain of USD 15.9 million (EUR 12.7 million). Net cash proceeds of approximately USD 115.9 million (EUR 95.1 million) have been received as of December 31, 2006.

In connection with the above sales of the non-core assets, PPI guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. RIVR Holding B.V. and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

On June 19, 2006, the Company, through various subsidiaries, entered into a purchase and sales agreement relating to the sale of the German Tankstorage group to Deukalion Tankstorage GmbH for approximately USD 40.0 million (EUR 31.8 million). The transaction resulted in a net loss of USD 26.7 million (EUR 21.3 million). As of December 31, 2006, cash proceeds of USD 39.6 million (EUR 31.0 million) have been received.

On January 13, 2006, the Company entered into a purchase and sales agreement with SEM Group LP for the sale of Petroplus Milford Haven Limited for consideration of USD 142.5 million (EUR 117 million). This transaction resulted in a net gain of USD 83.8 million (EUR 66.7 million).

On December 15, 2005, the Company, through a wholly owned subsidiary, entered into a sales agreement with Bayford & Co. Ltd for the sale of the UK cards group for consideration of USD 7.7 million (EUR 6.5 million). As there were no assets attributable to this business, the full amount has been recorded to income in 2005.

Various other sales of non core assets have occurred in 2006 and 2005. These have not been separately disclosed as the results do not have a material effect on the overall financial position of the company.

Discontinued operations reflect the results from the operating activities of the assets held for sale and sold during 2005 and 2006.

The profit for the year from discontinued operations is analyzed as follows:

(in millions of USD)	Notes	2006	2005
Profit from discontinued operations		20.2	14.0
Gain on sale of discontinued operations	31	349.3	12.5
Gain from discontinued operations		369.5	26.5

7 Discontinued Operations (Continued)

The result of the discontinued operations are as follows:

(in millions of USD)	2006	2005
Revenue	2,213.7	2,285.5
Material cost	(2,159.9)	(2,200.7)
Other expenses	(33.6)	(70.2)
Profit before taxes	20.2	14.6
Income taxes	—	(0.6)
Profit from discontinued operations	20.2	14.0

Earnings per share from discontinued operations (in USD)	Note	2006	2005
Earnings per share—basic	23	9.08	0.92
Earnings per share—diluted	23	8.76	0.92

Details pertaining to disposals in 2006 and 2005 are presented above. Further information is also disclosed in Note 31 of the Financial Statements.

8 Net Assets held for Sale

During 2006, the Company entered into negotiations with 4Gas B.V. for the sale of shares in Dragon LNG Holding Ltd and Dragon LNG Ltd. (together, "Dragon") and Milford Energy Limited. The sales are expected to close in early 2007 for USD 25.7 million (EUR 20 million) and USD 6.4 million (EUR 5 million) respectively. These assets, along with two entities (Antol N.V and Jely BVBA) acquired as part of the acquisition of EPH, for which sales negotiations are in process, have been classified as held for sale at the end of 2006.

At the end of 2005, the Company resolved to sell all its activities, that were not related to the refinery and wholesale marketing operations, to various counterparties. Assets held for sale at the end of 2005 and subsequently sold during 2006 (as discussed in Note 7) consist primarily of the following groups:

- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals;
- the Bunkering group, which includes the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business;
- the Petroplus Netherlands, Milford Haven, and German Tankstorage groups, all of which are engaged in the provision of tank storage facilities to the oil industry.

8 Net Assets held for Sale (Continued)

The major classes of assets and liabilities, which comprising the disposal groups classified as held for sale are as follows:

(in millions of USD)	2006	2005
Intangible assets	1.7	9.3
Property, plant and equipment	2.8	146.7
Other non-current assets	1.6	5.7
Inventories	0.4	152.3
Trade receivables, net	2.0	209.5
Receivable due from Dragon LNG	71.7	—
Other current assets	1.0	57.3
Total assets classified as held for sale	81.2	580.8
Interest-bearing loans and borrowings	—	161.6
Trade payables	1.5	144.7
Payable due to Dragon LNG	36.9	—
Other current liabilities	1.0	39.2
Total liabilities classified as held for sale	39.4	345.5
Net assets held for sale	41.8	235.3

9 Cash and Short-Term Deposits

Cash and short-term deposits for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	2006	2005
Cash	65.1	4.2
Short-term deposits	26.5	61.7
Cash and short-term deposits	91.6	65.9

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 28 for the fair value of cash and short-term deposits.

Of the total amount included in cash and short-term deposits at December 31, 2006 USD 52.8 million was pledged under various borrowing agreements (2005: USD 59.2 million).

The cash position is mainly composed of currencies in USD, EUR, GBP and CHF.

10 Inventories

(in millions of USD)	2006	2005
Raw materials	359.5	278.4
Finished goods	370.3	195.7
Other materials	11.2	5.8
Total inventories	741.0	479.9

The carrying amount of inventories carried at net realizable value amounts to USD 684.9 million. There was a write-down of inventories to net realizable value in the amount of USD 4.6 million for the year ended December 31, 2006 (2005: nil). Of the total amount included in inventories at December 31, 2006 USD 730.1 million was pledged as security for the Company's credit facilities.

11 Trade and Other Receivables

Trade Receivables

(in millions of USD)	2006	2005
Trade receivables	548.0	438.1
Provision for doubtful debt	(1.1)	(1.2)
Total trade receivables, net	546.9	436.9

A corresponding value adjustment for doubtful debt was made. Trade and other receivables are mainly composed of currencies in USD, EUR, GBP and CHF.

Of the total amount included in trade receivables at December 31, 2006 USD 500.2 million was pledged as security for the Company's credit facilities.

Other Receivables, Prepayments and Accrued Income

(in millions of USD)	2006	2005
Receivables from associates	2.6	2.1
Taxes other than company income taxes	7.5	2.1
Other receivables and prepayments	180.6	107.2
Accrued income	3.2	—
Total other receivables and prepayments	193.9	111.4

Other receivables and prepayments mainly include receivables due from the SPE amounting to USD 98.1 million which pertains to the securized agreement under the RPF (see Note 17) and has not been finally transferred to the bank account as of December 31, 2006. Approximately USD 45.3 million relates to other receivables relating to the sale of the non-core business and the remaining amount relates mainly to Government organization which serves the purpose of compulsory obligation stocks and VAT receivables. Of the total amount included in other trade receivables at December 31, 2006, USD 15.9 million was pledged as security for the Company's credit facilities.

12 Intangible Assets

Changes in intangible assets for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	Software	Total
Cost		
Balance at January 1, 2005	—	—
Balance at December 31, 2005	—	—
Additions through acquisition	1.1	1.1
Balance at December 31, 2006	1.1	1.1
Accumulated depreciation		
Balance at January 1, 2005	—	—
Balance at December 31, 2005	—	—
Amortization	0.1	0.1
Balance at December 31, 2006	0.1	0.1
Net carrying amount at January 1, 2005	—	—
December 31, 2005	—	—
December 31, 2006	1.0	1.0

13 Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	Notes	Land & Buildings	Machines & Equipment	Other fixed assets	Assets under construction	Total
Cost						
Balance at January 1, 2005		—	—	—	—	—
Additions through acquisition	30	116.7	629.7	26.1	16.5	789.0
Additions		0.7	40.1	1.4	45.2	87.4
Disposals		(0.6)	(109.3)	(0.6)	(3.4)	(113.9)
Currency translation		(10.4)	(55.7)	(2.6)	(1.3)	(70.0)
Reclassification		(3.6)	48.5	1.4	(46.3)	—
Transfer to assets classified as held for sale		(14.7)	(117.7)	(13.4)	(0.9)	(146.7)
Balance at December 31, 2005		88.1	435.6	12.3	9.8	545.8
Additions through acquisition	30	3.0	494.2	8.4	15.8	521.4
Additions		0.1	29.0	1.1	38.4	68.6
Disposals		(1.1)	—	(0.3)	(0.1)	(1.5)
Currency translation		9.8	65.6	1.6	2.4	79.4
Reclassification		(18.6)	37.3	0.3	(19.0)	—
Transfer to assets classified as held for sale		(1.6)	(1.1)	(0.1)	—	(2.8)
Balance at December 31, 2006		79.7	1,060.6	23.3	47.3	1,210.9
Accumulated depreciation						
Balance at January 1, 2005		—	—	—	—	—
Depreciation		1.0	31.9	6.1	—	39.0
Disposals		—	(0.4)	(0.2)	—	(0.6)
Currency translation		(0.1)	(1.6)	(0.4)	—	(2.1)
Balance at December 31, 2005		0.9	29.9	5.5	—	36.3
Depreciation		3.8	67.5	3.5	—	74.8
Disposals		—	(0.3)	—	—	(0.3)
Currency translation		0.2	6.5	0.9	—	7.6
Balance at December 31, 2006		4.9	103.6	9.9	—	118.4
Net carrying amount at January 1, 2005		—	—	—	—	—
December 31, 2005		87.2	405.7	6.8	9.8	509.5
December 31, 2006		74.8	957.0	13.4	47.3	1,092.5

The carrying amount of finance leases included in equipment as of December 31, 2006 is USD 29.6 million (2005: USD 28.5 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company were USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets at December 31, 2005. In addition, all assets of the Teesside refinery have been pledged as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005. Due to the fact that all loans and borrowings have been fully repaid by the end of 2006, none of the above assets were pledged at December 31, 2006.

14 Investments in Associates

The Company has the following investments in associates:

PLG Pflichtlagergesellschaft für Mineralöle ("PLG") AG, Zug, Switzerland, is an entity established for administration and management of the compulsory stock obligation of the Company, BP, Shell and others as set by the government. The Company holds 35% of PLG in line with the volume of the Company's compulsory stock obligation. The Swiss entity is not listed on a public stock exchange.

SOGEP Société Genevoise des Pétroles ("SOGEP") SA, Vernier, Switzerland, is an entity that operates a tank storage facility in Geneva for its majority shareholders, being Shell, Esso and the Company (32% shareholding). The entity is not listed on a public stock exchange.

Sempachtank AG, Neuenkirch, Switzerland, is an entity that operates a tank storage facility in Neuenkirch for its shareholders, being the Company, Dillier-Wyrsch, Josef Gut AG, Cica S.A., Voegtling-Meyer AG and others. The shares were acquired in January 2006. The entity is not listed on a public stock exchange.

The financial reporting date of PLG and SOGEP does not differ from the Company's financial reporting date of December 31. The financial reporting date of the Sempachtank AG is September 30. The Financial Statements of Sempachtank AG are adjusted by significant effects, if any, for the period between September 30, and December 31.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2006 and 2005:

	2006				2005		
(in millions of USD)	PLG	SOGEP	Sempachtank AG	Total	PLG	SOGEP	Total
Current assets	42.6	0.4	0.1	43.1	39.2	0.3	39.5
Non-current assets	—	6.4	1.9	8.3	—	6.9	6.9
Current liabilities	(41.7)	(6.7)	(0.2)	(48.6)	(38.4)	(7.1)	(45.5)
Non-current liabilities	—	—	(1.7)	(1.7)	—	—	—
Net assets	0.9	0.1	0.1	1.1	0.8	0.1	0.9
	35%	32%	22%		35%	32%	
Company's share of associates' net assets	0.4	—	—	0.4	0.3	—	0.3

	Year ended 2006				Year ended 2005		
(in millions of USD)	PLG	SOGEP	Sempachtank AG	Total	PLG	SOGEP	Total
Revenue	5.4	3.1	0.3	8.8	5.0	3.1	8.1
Income	0.6	0.3	—	0.9	—	—	—
	35%	32%	22%		35%	32%	
Company's share of associates' revenue	1.9	1.0	0.1	3.0	1.8	1.0	2.8
Company's share of associates' income	0.2	0.1	—	0.3	—	—	—

15 Financial Assets available for Sale

Entity		2006	2005
SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois), Vernier, Switzerland	Ownership	15.6%	15.6%
	Carrying Value (in million USD)	0.6	0.5
RBE—Rheinische Bio Ester GmbH & Co. KG, Neuss, Germany	Ownership	15.0%	15.0%
	Carrying Value (in million USD)	1.6	1.3
Total financial assets available for sale		2.2	1.8

15 Financial Assets available for Sale (Continued)

For SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois) and RBE—Rheinische Bio Ester GmbH & Co. KG, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2006 was nil (2005: nil). The Company recognizes dividend income from investments when such are declared.

The shares of the above entities are unquoted.

16 Other Financial Assets

Other financial assets include capitalized financing costs resulting from the facility agreement of USD 1.2 billion. The capitalized financing costs are depreciated over three years which is equivalent to the facility agreement's duration period.

17 Interest Bearing Loans and Borrowings

(in millions of EURO)	2006	2005	Interest rate	Maturity	Currency
Non-current					
Senior Debt	—	39.6	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	—	7.7	LIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	—	89.9	LIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	—	21.8	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	—	106.2	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	—	23.3	LIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	—	70.8	EURIBOR + 6.75%	Nov. 2012	EURO
Payment In Kind facility ("PIK")	—	59.1	EURIBOR + 9.00%	Dec. 2013	EURO
Senior Debt & PIK (at nominal value)	—	418.4			
Senior Debt & PIK (at amortized cost)	—	387.1			
PPES	—	24.5	12%	Dec. 2056	EURO
Total non-current	—	411.6			
Current					
Credit facility	—	108.2	EURIBOR/LIBOR + 1.75%		EURO/USD/CHF
Current portion of Senior Debt	—	5.9	EURIBOR + 2.50%		EURO
Revolving facility	—	29.6	EURIBOR + 2.50%		EURO
Total current	—	143.7			

Repayment of Debt in 2006

In 2006, the company fully repaid all outstanding debts, both long-term Senior Debt and short-term working capital borrowings, with the proceeds received from the sale of non-core assets and the Initial Public Offering.

Restructuring of Debt Facilities

In December 2006, the company amended and increased the Inventory Revolving Credit Facility ("RCF"—as described below) to a total of USD 1.2 billion of committed availability for three years and subsequently cancelled the bilateral trade finance facilities, inherited from the EPH acquisition, which amounted to an aggregate of USD 660 million. The Company has an option to increase the RCF up to USD 2.0 billion. The RCF together with the USD 400 million Receivables Purchase Facility ("RPF"—

17 Interest Bearing Loans and Borrowings (Continued)

as described below) had initially been entered into in order to refinance the previous trade finance facility which was the main working capital facility during 2005.

Term Loan Facilities

Senior Credit Facilities

To finance the bid for the PPI shares and Senior Notes as well as associated financial costs in 2005, a bridge facility of USD 379 million (EUR 320 million) was made available to RIVR and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the transaction outlined in Note 1. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from the sale of certain non-core entities, this bridge facility was refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and the Second Lien Facility Agreement USD 70.8 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement had maturities ranging from 3 to 6 years. The short term portion was classified under current liabilities. The loans drawn under the Second Lien Facility Agreement had a maturity of 7 years with a bullet payment at maturity date. These loans had a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounted to USD 70.8 million.

During 2006 the senior facilities were further increased to finance part of the acquisition of European Petroleum Holdings N.V. "EPH" by approx. USD 470 million as of May 31, 2006. All outstanding amounts under Senior Credit Facilities were repaid during 2006 by using proceeds received from disposals of non-core assets as well as of the IPO. Outstanding under these facilities was nil at the end of 2006 versus USD 453.9 million at the end of 2005 (including USD 418.4 million for Senior Debt non-current & PIK, USD 5.9 million for the current portion, and USD 29.6 million for a 364-day revolving credit facility).

Participating Preferred Equity Securities (PPES)

During 2005 RIVR issued PPES for USD 154.3 million. Before year-end 2005 USD 129.8 million were redeemed. As at December 31, 2005, 2,078,125,000 of PPES were issued with a nominal value of USD 0.01 each (Total USD 24.5 million).

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a USD 1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 21, 2006, the "RCF"). The agreement was an option to increase the facility amount to up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover the Company can obtain additional availability on an uncommitted basis under the same facility.

The RCF is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to USD 100 million. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the SPE purchaser under our RPF. Such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

There were no outstanding drawings under this facility at the end of 2006 or 2005.

17 Interest Bearing Loans and Borrowings (Continued)

Receivables Purchase Facility

Certain of our subsidiaries are party to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "RPF"). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPE purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

There were no outstanding drawings under this facility at the end of 2006.

Trade Finance Facility

In 2005 the main working capital facility of the group was a trade finance facility provided by various banks. The amount outstanding under this facility at the end of 2005 was USD 108.2 million. This facility was then cancelled and refinanced by the above two working capital facilities in February 2006.

Covenants

In 2005 and during 2006 facilities contained covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, and amending or waiving certain material agreements.

The facilities also contained certain financial covenants, such as:

- minimum Consolidated Tangible Net Worth
- minimum EBITDA versus Net Interest ratio
- maximum Senior Term Borrowings versus EBITDA ratios
- minimum Cash Flow versus Debt Service ratio
- maximum Capex

After repayments of all Senior Debts and after amendment of increase of the RCF the financial covenants remaining at year end of 2006 are:

- minimum Consolidated Tangible Net Worth
- minimum EBITDA versus Net Interest ratio

For the years ended December 31, 2006 and 2005 the Company met the requirements of the covenants.

18 Trade and Other Payables

(In millions of USD)	2006	2005
Trade payables	567.9	649.0
Total trade payables	567.9	649.0
Taxes other than income taxes	218.5	222.0
Other payables and accrued expenses	97.5	99.9
Total other payables and accrued expenses	316.0	321.9

18 Trade and Other Payables (Continued)

At December 31, 2006 USD 97.5 million (2005: USD 99.9 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

Taxes other than income taxes consist of excise duties, value added taxes, withholding taxes and wage taxes.

Trade and other payables are mainly composed of currencies in USD, EUR, GBP and CHF.

19 Employee Benefits

The Company has several different defined benefit pension plans (in Switzerland, in the United Kingdom and in Belgium) covering substantially all of its employees, requiring contributions to be made to separately administered funds.

The following tables summarize the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the Consolidated Income Statement.

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2006	2005
Discount factor	3.9%	3.7%
Expected investment yield	4.9%	4.8%
Future pay increases	2.4%	2.1%
Future pension increases	1.7%	1.6%

The assumptions are weighted on the present value of the respective defined benefit obligations. The overall expected investment yield is a weighted average of the expected returns of the different asset categories as shown below. The assessment of the expected returns on investments by the Company is based on historical return trends and analysts' predictions of the market for the respective categories in the next twelve months.

Changes in the present value of the defined benefit obligation are as follows:

(in millions of USD)	2006	2005
Defined benefit obligation at January 1,	128.7	—
Obligation acquired on acquisition	11.8	147.1
Interest cost	5.6	5.1
Current service costs	6.0	6.7
Contributions by plan participants	2.2	—
Benefits paid	(7.1)	(4.6)
Actuarial losses/(gains) on obligation	(5.7)	3.6
Plan curtailments/settlements	1.2	(9.8)
Exchange differences	13.8	(19.4)
Defined benefit obligation at December 31,	156.5	128.7

During 2005, the pension scheme in Switzerland was changed from a benefit-oriented to contribution-oriented plan. Under IAS 19 *Employee Benefits*, this contribution-oriented plan is also treated as a defined benefit plan. The change resulted in a lower defined benefit obligation of USD 9.8 million in 2005.

19 Employee Benefits (Continued)

Changes in fair value of plan assets are as follows:

(in millions of USD)	2006	2005
Fair value of plan assets at January 1,	110.0	—
Plan assets acquired on acquisition	7.2	107.8
Actual return on assets	6.1	5.2
Contributions by employers	7.5	4.6
Contributions by employees	2.3	1.6
Benefits paid	(7.1)	(4.6)
Plan settlement	0.3	—
Actuarial gains	4.1	10.6
Exchange differences	11.8	(15.2)
Fair value of the plan assets at December 31,	142.2	110.0

Retirement Benefit Obligation

(in millions of USD)	2006	2005
Defined benefit obligation at December 31,	(156.5)	(128.7)
Fair value of plan assets at December 31,	142.2	110.0
Deficit	(14.3)	(18.7)
Unrecognized net actuarial gain	(13.9)	(3.8)
Retirement benefit obligation	(28.2)	(22.5)

Net Benefit Income/(Expense)

(in millions of USD)	2006	2005
Current service costs	(6.0)	(5.0)
Interest cost on benefit obligation	(5.6)	(5.1)
Expected return on plan assets	6.1	5.2
Net actuarial (loss)/gain recognized in the year	(0.3)	0.7
Past service costs	—	(0.2)
Plan curtailments/settlements	(1.2)	9.8
Net benefit (expense)/income	(7.0)	5.4

The net benefit expense is recognized in personnel expenses on the Income Statement.

Total employer contributions to the defined benefit pension plans in 2007 are expected to be approximately USD 5.4 million.

The major categories of plan assets at the balance sheet dates are as follows:

in %	2006	2005
Equity instruments	52.4	50.0
Debt instruments	18.5	21.1
Property	13.2	13.0
Other assets	15.9	15.9
Net benefit expense	100.0	100.0

The actual return on plan assets for 2006 was USD 7.8 million (2005: USD 15.9 million).

19 Employee Benefits (Continued)

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by, the Company.

The history of experience adjustments are as follows:

(in millions of USD)	2006	2005
Defined benefit obligation at December 31,	(156.5)	(128.7)
Fair value of plan assets at December 31,	142.2	110.0
Deficit at December 31,	(14.3)	(18.7)
Experience adjustment (gain) on plan liabilities	(5.2)	(0.5)
Experience adjustment gain on plan assets	3.9	10.6

20 Provisions

(in millions of USD)	Litigation	Environmental Remediation	Other	Total
Balance at January 1, 2005	—	—	—	—
Additions acquired through acquisition	—	2.5	—	2.5
Additions	—	—	—	—
Utilized	—	(0.3)	—	(0.3)
Transfer to liabilities classified as held for sale	—	—	—	—
Balance at December 31, 2005	—	2.2	—	2.2
Additions acquired through acquisition	—	20.9	4.8	25.7
Additions	0.7	4.9	6.0	11.6
Utilized	—	(0.6)	—	(0.6)
Transfer to liabilities classified as held for sale	—	(0.1)	—	(0.1)
Balance at December 31, 2006	0.7	27.3	10.8	38.8

Litigation

The provision for legal settlement relates to a claim made by a former employee for circumstances surrounding termination of the employee's employment contract. Proceedings have been stayed for the moment, until certain questions in connection with the case are resolved.

Environmental Remediation

The provisions for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The environmental provisions relate primarily to soil and groundwater contamination for which costs are expected to be incurred through 2021, however timing and amounts of future outflows are uncertain.

Other

Amounts included in other provisions relate primarily to an early retirement scheme in Belgium for which employees can opt for early retirement from the age of 56 onwards, if certain criteria are met. Payments are made until the person reaches the legal pension age in Belgium of 65. Also included in this category is our estimated liability for unmetered natural gas consumption as a result of a faulty bypass valve. Appropriate actions have been taken by the company to notify the supplier, however given the early status of the situation, future timing of outflows are unknown.

Emission Rights

At year end 2006 the total of actual emissions did not exceed the number of granted emission credits held. As there was a surplus, no provision was recorded at year end 2006.

21 Minority Interest

Minority interest represents the portion of profit or loss and net assets in subsidiaries that are not held by the Company and are presented separately within the Consolidated Income Statement and within equity in the Consolidated Balance Sheet.

22 Shareholders' Equity

Share Capital

	Share Capital in millions of USD	Share Capital in millions of CHF	Number of shares	Nominal value per share in CHF
Issued share capital	459.7	560.3	61,036,600	9.18
Authorized share capital	131.5	160.4	17,568,300	9.18
Conditional share capital	168.3	205.4	22,375,300	9.18

The share capital at December 31, 2006 amounts to USD 459.7 million (CHF 560.3 million) translated at the historical foreign exchange rate at the date of the relevant transactions.

No preference shares have been issued during the period and the Company did not hold any treasury shares at year end.

Details of Share Capital Movements

Prior to the reverse acquisition on August 21, 2006, where Petroplus Holdings AG issued shares in exchange for all shares in RIVR, RIVR was considered the ultimate holding company of the group. The movements in the share capital over the last two years, expressed in number of shares, are as follows:

(Number of shares)	Petroplus Holdings AG	RIVR Acquisition B.V.
January 1, 2005	—	1,800,000
March 16, 2005[1]	—	240,387,500
December 31, 2005	—	242,187,500
February 20, 2006—August 21, 2006[2]	2,218,450	
August 21, 2006[3]	38,118,150	(242,187,500)
November 29, 2006[4]	18,000,000	
December 5, 2006[5]	2,700,000	
December 31, 2006	61,036,600	—

(1) As of March 16, 2005, RIVR increased its share capital by 240,387,500 shares. The authorized share capital as per December 31, 2005 was comprised of 242,187,500 ordinary shares, all of which have been fully paid.

(2) Petroplus Holdings AG (formerly Argus Atlantic Energy Limited) was incorporated in Bermuda with an authorized share capital of USD 48,000, comprising 4,800,000 common shares of par value USD 0.01 per share. On February 23, 2006, the authorized share capital was increased from USD 48,000 to USD 2,000,000, of which USD 48,000 comprised 4,800,000 common shares of par value USD 0.01 per share that were issued on that day. In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from USD 0.01 to USD 7.50 per share by leaving the issued share capital unchanged at USD 48,000, resulting in 6,400 issued common shares of par value USD 7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value USD 7.50 were issued out of the authorized share capital of USD 2,000,000, resulting in a total issued share capital of USD 1,080,000, consisting of 144,000 common shares of par value USD 7.50 each. On August 1, 2006, Argus's authorized share capital was increased from USD 2,000,000 to USD 750,000,000, out of which USD 15,558,375 comprised 2,074,450 common shares at par value USD 7.50 per share that were issued on the same day, leading to a total issued share capital of USD 16,638,375, consisting of 2,218,450 common shares at par value USD 7.50 each.

(3) On August 21, 2006, Argus Atlantic Energy Limited's issued share capital was increased from USD 16,638,375 to USD 302,524,500 by issuing 38,118,150 common shares of par value USD 7.50 out of Argus's authorized share capital of USD 750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR. Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to USD 302,524,500, consisting of 40,336,600 common shares of par value USD 7.50. When registered in Switzerland, the existing share capital was

22 Shareholders' Equity (Continued)

converted from dollars into Swiss Francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

(4) Pursuant to a shareholders resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their pre-emptive rights and the share capital increase was registered in the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006.

(5) On December 5, 2006 the Board issued 2,700,000 shares with a total nominal value of CHF 24.8 million. The shares were issued due to the exercise of the over-allotment option granted in the course of the Initial Public Offering ("IPO").

Authorized Share Capital

At the extraordinary shareholders' meeting held on November 29, 2006, the Board of Directors received the authorization to increase the share capital at any time until November 29, 2008 by a maximum amount of CHF 185.2 million by issuing a maximum of 20,168,300 of fully paid shares with a nominal value of CHF 9.18 each. On December 5, 2006 the Board of Directors issued 2,700,000 shares with at total nominal value of CHF 24.8 million. The shares were issued due to the exercise of the over-allotment option granted in the course of the IPO. The outstanding authorized share capital at December 31, 2006 amounts to CHF 160.4 million (USD 131.5 million), compromising of 17,468,300 shares.

Conditional Share Capital

The additional conditional share capital approved at the extraordinary shareholders' meeting held on November 29, 2006 is reduced by the amount used by the Board of Directors regarding share capital increases out of authorized capital based on the Articles of Association of Petroplus Holdings AG. The outstanding conditional share capital at December 31, 2006 amounts to CHF 205.4 million (USD 168.3 million), compromising of 22,375,300 shares.

Initial Public Offering ("IPO")

The Company received net proceeds from the issuance of 20,700,000 shares upon IPO on November 30, 2006 and the exercise of the over-allotment option thereafter of USD 1.0 billion. The Company recorded directly attributable costs of USD 46.2 million, of which USD 42.9 million have been recorded directly in equity.

Equity Instruments

Petroplus has granted a total of 2,742,634 options to members of the Board of Directors, Senior Management and employees. 2,420,134 of these options were granted by Petroplus Holdings AG to those individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each of these options provides the holder the right to purchase one share at a price of USD 15.80, become fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the Board of Directors), have a duration of ten years and are subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. Out of the total of 2,420,134 options, 1,109,225 vested upon the IPO on November 30, 2006, another 1,109,225 options will vest on July 31, 2008 and the remaining 201,684 options will vest on June 1, 2009.

The second plan, the Equity Participation Plan, has 322,500 options outstanding. These are options the Board of Directors granted upon completion of the IPO. Each of these 322,500 options provides the holder with the right to purchase one share at the offer price of CHF 63.00. The options have a duration of ten years and will vest in equal amounts on November 29, 2007, 2008 and 2009. Further details on the Equity Participation Plan are described in Note 24. None of the options described above were exercised in 2006.

22 Shareholders' Equity (Continued)

Dividend Policy

Under Swiss law, the extent to which shareholders' equity is freely distributable is not determined by the consolidated financial information but rather by the Company's statutory Financial Statements prepared in accordance with Swiss law. No dividends were paid or proposed during the period presented.

23 Earnings per Share

The following table shows the basis of income used for the calculation of basic and diluted earnings per share ("EPS"):

(in millions of USD)	2006	2005
Net income attributable to ordinary shareholders of the parent	443.4	(2.7)
Net income from discontinued operations	369.5	26.5
Net income from continuing operations attributable to ordinary shareholders of the parent	73.9	(29.2)

Basic EPS are calculated by dividing the net income attributable to shareholders of Petroplus Holdings AG by the weighted average number of shares outstanding.

Basic earnings per share

	2006	2005
Weighted average number of shares outstanding (in shares)	40,690,850	28,789,010
Basic earnings per share calculated on		
Income/(loss) from continuing operations (in USD)	1.82	(1.01)
Discontinued operations (in USD)	9.08	0.92
Net income/(loss) attributable to ordinary shareholders of the parent (in USD)	10.90	(0.09)

To calculate diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Petroplus Holdings AG shares.

Diluted earnings per share

	2006	2005
Weighted average number of shares outstanding (in shares)	42,152,871	28,789,010
Diluted earnings per share calculated on		
Income/(loss) from continuing operations (in USD)	1.75	(1.01)
Discontinued operations (in USD)	8.76	0.92
Net income/(loss) attributable to ordinary shareholders of the parent (in USD)	10.51	(0.09)

Calculation of weighted average number of dilutive shares

	2006	2005
Weighted average number of ordinary shares for basic earnings per share	40,690,850	28,789,010
Effect of dilution of share options	1,462,021	—
Weighted average number of ordinary shares adjusted for the effect of dilution	42,152,871	28,789,010

23 Earnings per Share (Continued)

Options equivalent to 322,500 shares were excluded from the calculation of diluted EPS as they were not dilutive.

24 Share-Based Payments

The share option scheme of the Company, the Equity Participation Plan, is an equity-settled share-based payment plan. The services the Company receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses.

Each option converts into one ordinary share of Petroplus Holdings AG upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The options may be exercised at any time from the date of vesting to the date of expiry. The options can only be exercised when the employee remains in the Company's employ or service.

Option series (in CHF)	Number	Grant date	Vesting period	Expiry date	Exercise price at	Fair value at grant date
Series 1(1/3)	107,500	Nov. 29, 2006	1 year	Nov. 29, 2016	63.0	63.0
Series 1(1/3)	107,500	Nov. 29, 2006	2 years	Nov. 29, 2016	63.0	63.0
Series 1(1/3)	107,500	Nov. 29, 2006	3 years	Nov. 29, 2016	63.0	63.0
Total	322,500				63.0	63.0

The options, as depicted above, have a three-year graded vesting scheme, with one third of the options vesting each year. The options will be fully vested as of November 29, 2009.

The weighted average fair value of the share options granted during the financial year is CHF 28.31 per option. In connection with the adoption of IFRS 2 *Share-based Payment* we assessed our valuation technique and related assumptions. Consistent with the provisions of IFRS 2, we estimated the fair value of stock option on the date of grant using the Black-Scholes Option Valuation Model using the assumptions in the following table:

Inputs into the model	Series 1
Grant date share price (in CHF)	63.0
Exercise price (in CHF)	63.0
Expected volatility	32.3%
Option life (in years)	10
Dividend yield	0.2%
Risk-free interest rate	2.3%

The risk-free interest rate is based on yields of the Swiss Confederation bonds on the date of grant with the maturity date approximately equal to the expected life at the grant date. The expected life of the options is equal to the expiration date. The Company derives its expected volatility based on the average volatility of our main competitors' share price over the past year.

24 Share-Based Payments (Continued)

The following table shows, for 2006 and 2005, the number of options at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices.

	2006		2005	
In CHF	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at January 1,	—	—	—	—
Granted during the year	322,500.0	63.0	—	—
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired during the year	—	—	—	—
Balance at December 31,	322,500.0	63.0	—	—
Exercisable at December 31,	—	—	—	—

In 2006, no options granted under the Equity Participation Plan had been exercised. The share options outstanding at the end of the financial year had an exercise price of CHF 63.00 and a weighted average remaining contractual life of 10 years.

Total expense for Equity Participation Plan for the year ended December 31, 2006 was USD 0.3 million, net of taxes.

25 Leases

Finance Lease Commitments—Company is Lessee

The Company has one major contract which contains a finance lease for a hydrogen unit (Air Product contract). Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

	2006		2005	
(In millions of USD)	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	5.2	3.3	3.0	1.4
After one year but not more than five years	14.3	8.7	11.9	6.7
More than five years	26.5	21.3	26.7	21.1
	46.0	33.3	41.6	29.2
Less amounts for finance charge	(12.7)		(12.4)	
Present value of the minimum payments	33.3	33.3	29.2	29.2

Under the hydrogen supply contract a third party supplies the Company with hydrogen whereby the supplier legally owns and operates an asset on the site of the Company. Petroplus effectively purchases all of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for the Company to purchase the asset.

Total rent expense for finance lease for the years ended December 31, 2006 and 2005 was USD 4.9 million and USD 4.4 million, respectively.

25 Leases (Continued)

Operating Lease Commitments—Company is Lessee

The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

(In millions of USD)	2006	2005
Within one year	13.0	11.2
After one year but not more than five years	21.0	16.9
More than five years	44.3	38.4
Total operating lease commitments—Company is lessee	78.3	66.5

Total rent/hire and commercial expense for operating lease for the year ended December 31, 2006 and 2005 was USD 13.1 million and USD 4.6 million, respectively.

Operating Lease Commitments—Company is Lessor

The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

(In millions of USD)	2006	2005
Within one year	18.4	25.6
After one year but not more than five years	3.1	21.5
More than five years	—	—
Total operating lease commitments—Company is lessor	21.5	47.1

Bitumen Supply Contract

Under the bitumen supply contract the Company is supplied with crude oil feedstock and converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approximately USD 1.5 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003. After a five year period the counterparty has the right to terminate the agreement. Therefore, the operating lease commitment in the above table does include only the five year period. Additionally the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput Deal

Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low sulfur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title to the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approximately USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can at any time by either party be terminated by serving a notice of termination.

26 Other Commitments and Contingencies

Legal Contingencies

We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 2004, BRC cancelled an IT contract with one consulting firm in favor of another firm. Subsequently, an employee of the prior consulting company also left and joined the new firm providing services to BRC. As a result, the previous company has filed a claim against BRC for KUSD 587 (KEUR 447) including interest for wrongful competition and abuse of confidential information. The case is still pending in court and is currently not being pursued by the claiming party.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment to the contractors account. The Belgian Ministry of Finance has asserted a claim for USD 4.5 million (EUR 3.4 million) plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, KUSD 54 (KEUR 41), which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately USD 2.5 million (EUR 1.9 million).

Contingent Liabilities

In the past, CARBURA (the Swiss organisation for the compulsory stockpiling of oil products) has contributed a compensation for costs relating to water as well as fire protection mandatory by government. The contingent liabilities at December 31, 2006 amount to USD 3.2 million (CHF 4 million) and will expire in December 2011.

Other Commitments

The sale commitments as at December 31, 2006 amount to USD 18.2 million, the purchase commitments as at December 31, 2006 amount to USD 3.5 million. The commitments represent mainly contractual obligations for future crude oil sales. These obligations were calculated using information current as of December 31, 2006 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligation to change.

Letter of Credits/Guarantee

Contingent liabilities related to letters of credit were USD 612.7 million at December 31, 2006 (2005: USD 567.7 million). Contingent liabilities related to guarantees were USD 94.2 million at December 31, 2006 (2005: USD 73.2 million).

27 Number of Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

Number of employees	December 31, 2006[1]	December 31, 2005[1]
Switzerland	339	307
Belgium	346	140
United Kingdom	178	242
The Netherlands	—	191
Other	62	138
Total	925	1,018

(1) Includes employees of our non-core businesses that had not yet been sold during the periods indicated.

28 Financial Instruments

Risk Assessment

The financial results of the Company can be influenced by the fluctuation of oil prices and foreign currencies. The Company is further exposed to interest, credit and country risks.

Oil Price Risks

Due to the nature of its business, the Company has a significant exposure to fluctuation of crude and oil products prices and refinery margins as part of its normal operations. The company therefore manages these price risks in commodities derivatives markets to protect gross margin from its refineries oil stocks and from adverse oil price movements.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the discontinued refinery margin hedge program, a portion of the refinery output in 2006 and 2005 was hedged in order to secure a refining margin. The volume of open future and swap contracts as at December 31, 2006 and 2005 are as follows:

Futures

Crude	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(2,628.0)	(1,537.0)
	(2,628.0)	(1,537.0)

Gasoil	31.12.2006 thousand of MT	31.12.2005 thousand of MT
Maturing in less than 1 year	(128.9)	3.2
	(128.9)	3.2

Notes to the Consolidated Financial Statements (Continued)
for the years 2006 and 2005

28 Financial Instruments (Continued)

Swaps

Refining Margin	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(12,900.0)	(43,034.1)
Maturing between 1 to 2 years	(12,000.0)	(42,600.0)
Maturing between 2 to 3 years	—	(22,800.0)
	(24,900.0)	(108,434.1)

Crude	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(1,027.0)	—
	(1,027.0)	—

Products	31.12.2006 thousand of MT	31.12.2005 thousand of MT
Maturing in less than 1 year	(126.5)	(49.9)
	(126.5)	(49.9)

Freight	31.12.2006 thousand of MT	31.12.2005 thousand of MT
Maturing in less than 1 year	1,080.0	2,355.0
Maturing between 1 to 2 years	—	1,560.0
	1,080.0	3,915.0

Minimum Operating Stock	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	—	(9.0)
Maturing between 1 to 2 years	—	(2,950.0)
Maturing between 2 to 3 years	—	(568.3)
	—	(3,527.3)

Options

Refining Margin	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing between 2 to 3 years	—	(4,800.0)
	—	(4,800.0)

Gasoil	31.12.2006 thousand of MT	31.12.2005 thousand of MT
Maturing in less than 1 year	—	(15.0)
	—	(15.0)

28 Financial Instruments (Continued)

Foreign Currency Risks

The Company is exposed to foreign currency exchange risks in the following areas:

- transaction risks: associated with existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- translation risks of foreign investments (including results); and
- translation of debt denominated in currencies other than the relevant companies' functional currency.

In order to keep the currency risk at an acceptable level, the Company uses financial instruments (swaps and forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged. The open foreign currency exchange contracts as at December 31, 2006 and 2005 are as follows:

Contract Amounts

Swap Contracts

		31.12.2006		31.12.2005	
(in millions of USD)	Maturing	in 1 year	between 1 to 2 years	in 1 year	between 1 to 2 years
Buy/Sell					
CHF/GBP		48.4	—	—	—
CHF/USD		151.9	—	—	—
CHF/EUR		—	—	40.6	—
EUR/GBP		13.4	—	—	—
EUR/USD		193.3	—	15.5	—
USD/GBP		—	—	1.1	—
USD/EUR		—	—	58.0	—
GBP/EUR		—	—	8.5	—
CZK/EUR		1.5	—	—	—
Total Buy		408.5	—	123.7	—

		31.12.2006		31.12.2005	
(in millions of USD)	Maturing	in 1 year	between 1 to 2 years	in 1 year	between 1 to 2 years
Sell/Buy					
EUR/CHF		(632.2)	—	—	—
EUR/CZK		—	—	(0.7)	—
USD/CHF		(69.8)	—	—	—
USD/EUR		(11.9)	—	—	—
GBP/CHF		(26.7)	—	—	—
GBP/EUR		(13.7)	—	(22.0)	—
GBP/USD		(20.2)	—	(1.8)	—
Total Sell		(774.5)	—	(24.5)	—
Total contract amounts net		(366.0)	—	99.2	—

28 Financial Instruments (Continued)

Contract Amounts

Forward Contracts

		31.12.2006		31.12.2005	
(in millions of USD)	Maturing	in 1 year	between 1 to 2 years	in 1 year	between 1 to 2 years
Buy/Sell					
CHF/USD		31.9	—	79.1	31.9
CHF/EUR		—	—	0.4	—
EUR/USD		16.9	—	95.8	21.2
USD/CHF		29.0	—	27.0	—
USD/CZK		17.0	—	12.4	—
USD/EUR		4.8	—	14.0	—
GBP/USD		19.2	—	48.1	19.2
Total Buy		118.8	—	276.8	72.3

		31.12.2006		31.12.2005	
(in millions of USD)	Maturing	in 1 year	between 1 to 2 years	in 1 year	between 1 to 2 years
Sell/Buy					
EUR/CHF		(10.5)	—	—	—
EUR/USD		(1.3)	—	—	—
USD/CHF		(12.0)	—	(35.0)	—
USD/EUR		(150.0)	(62.5)	—	—
USD/GBP		—	—	(21.0)	—
USD/CZK		(6.1)	—	—	—
GBP/USD		(74.8)	—	(91.2)	—
GBP/EUR		—	—	(7.7)	—
Total Sell		(254.7)	(62.5)	(154.9)	—
Total contract amounts net		(135.9)	(62.5)	121.9	72.3

Interest Rate Risks

The Company can be exposed to interest rate risk mainly through interest-bearing net debt. The Company's interest rate risk management aims to reduce the volatility of interest costs in the Income Statement. As of December 31, 2006 only cash and short-term deposits were exposed to interest rate risks (see Note 9). As of December 31, 2005 the only balances exposed to interest rate risks was cash and short-term deposits (see Note 9) and short- and long-term debts (see Note 17).

Credit Risk

The Company limits the risk of bad debts by obtaining bank securities such as bank guarantees or letters of credit, taking credit insurance, and assessing the creditworthiness of the parties with which it trades. The Company's trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies.

Other Insurable Risks

To manage its larger business risks—including property risks, marine cargo, loss of profits, losses and liability—the Company maintains comprehensive Company-wide insurance coverage. Damages as a

28 Financial Instruments (Continued)

consequence of business interruption are included in the insurance coverage for the refinery operations of Teesside, Cressier and BRC.

Other Financial Instruments

Other financial instruments in the balance sheet are cash and short-term deposits, trade receivables, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments that are included in the Consolidated Financial Statements.

Fair Values

	2006		2005	
(In millions of USD)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Trade receivables, net	546.9	546.9	436.9	436.9
Financial assets available for sale	2.2	2.2	1.8	1.8
Other financial assets	19.1	19.1	—	—
Other receivables and prepayments	193.9	193.9	111.4	111.4
Derivative financial instruments				
Refining margin and freight hedges	151.7	151.7	53.1	53.1
Crude oil and product hedges	66.2	66.2	202.8	202.8
Foreign exchange hedges	21.1	21.1	1.2	1.2
Total derivative financial instruments	239.0	239.0	257.1	257.1
Cash and short-term deposits	91.6	91.6	65.9	65.9
Financial liabilities				
Interest-bearing loans and borrowings	—	—	555.3	555.3
Finance lease commitments	33.3	33.3	29.2	29.2
Trade payables	567.9	567.9	649.0	649.0
Derivative financial instruments				
Refining margin and freight hedges	54.0	54.0	81.5	81.5
Crude oil and product hedges	196.2	196.2	364.9	364.9
Foreign exchange hedges	9.9	9.9	9.6	9.6
Total derivative financial instruments	260.1	260.1	456.0	456.0

Market values or recent at arm's length transactions have been used to determine the fair values of the derivative financial instruments. Therefore, the carrying amount equals to the fair value of these items.

29 Related Parties

The Company had a related party relationship with its major shareholder RIVR Holding B.V., its subsidiaries, its associated companies, other investments, and its key management personnel.

All related party transactions between the Company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

29 Related Parties (Continued)

Commercial Transactions

During the year, Petroplus entered into the following commercial transactions with related parties that are not subsidiaries of the Company:

	Sales of goods		Purchases of goods		Other transactions		Amounts owed by related parties December 31,		Amounts owed to related parties December 31,	
(In millions of USD)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Associates										
Dragon LNG Group Ltd, GB	—	—	—	—	—	—	58.4	63.7	—	—
Sempachtank AG	—	—	—	—	0.1	—	—	—	—	—
RBE-Rheinische Bio Ester GmbH & Co. KG	—	0.8	—	—	—	—	0.5	0.8	—	—
S.A. du Pipeline a Prod. Petroliers Terr. G.	—	—	0.6	0.9	—	—	—	—	—	—
Pflichtlagergesellschaft für Mineralöle	2.3	2.9	—	—	—	—	0.2	0.2	—	—
Sociéte Génevoise des Pétroles SA	—	—	0.1	0.2	0.5	0.4	2.1	2.2	0.1	—
	2.3	3.7	0.7	1.1	0.6	0.4	61.2	66.9	0.1	—

Sales to and purchases from related parties are made at normal market prices or set at transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured and interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with RIVR Holding B.V. and its Subsidiaries

As of August 21, 2006, Petroplus International B.V. had a note receivable in the amount of USD 224.5 millions including principal and interest thereunder to RIVR Holding B.V. The loan was repaid back on December 8, 2006. The interest paid on this loan was USD 3.7 millions. The sale of non-core companies to subsidiaries of RIVR Holding B.V. (RIVR Divestment B.V. and 4Gas group) are disclosed in Note 7.

Compensation of Key Management Personnel

From 2005 until May 2006 the board and executive management of RIVR was considered the Company's key management personnel. The executive management of RIVR counted four members and the board seven members. The management of RIVR resigned by the time the new management was appointed in May 2006. At the end of 2006, the new key management personnel of the Company comprised of fourteen members. There were nine non-executive members of the Board of Directors, Mr. Thomas O'Malley as the Chairman of the Board of Directors and Chief Executive Officer as well as four executive members of the Senior Management.

29 Related Parties (Continued)

The compensation for key management personnel as described above was as follows:

(in millions of USD)	2006	2005
Short term employee benefits	8.2	13.1
Post-employment benefits	0.2	0.3
Other long-term benefits	—	—
Termination benefits	3.2	—
Share-based payments	—	—
Total compensation of key management personnel	11.6	13.4

The compensation of key management personnel is determined by the Compensation Committee having regard to the performance of the individual and market trends.

30 Acquisitions

Acquisition of RIVR Acquisition B.V. in 2006

On August 21, 2006, Petroplus Holding AG (formerly Argus Atlantic Energy Limited, Bermuda), acquired the entire share capital of RIVR, by means of a share-for-share exchange. RIVR Holding B.V., the sole shareholder of RIVR, received 38,118,150 registered shares in the Company in direct proportion to its shareholding in RIVR. In accordance with IFRS 3 Business Combinations, this transaction has been treated as a reverse acquisition. In a reverse acquisition, the cost of the business combination shall be allocated by measuring the identifiable assets, liabilities and contingent liabilities of the legal parent.

The balance sheet of the legal parent, Petroplus Holdings AG, as per the date of transaction consisted primarily of USD 31.1 million of cash, investments in subsidiaries, other current assets, and share capital in the corresponding amount. The purchase price consideration has been allocated as follows:

Purchase Consideration

(in millions of USD)	
Purchase price	31.1
Total purchase consideration	31.1

Purchase price allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash	31.1	31.1
Net assets acquired	31.1	31.1
Total purchase consideration paid in cash[1]		—
Cash acquired		(31.1)
Net cash inflow from transaction		(31.1)

(1) The purchase price was paid through the issuance of shares of Petroplus Holdings AG.

In accordance with IFRS 3 *Business Combinations*, the Consolidated Financial Statements of Petroplus in this reverse acquisition are a continuation of those of RIVR immediately before the business combination. Due to the fact that Petroplus Holdings AG was a dormant company until the

30 Acquisitions (Continued)

date of the reverse acquisition, revenue and income would not change if the reverse acquisition had occurred on January 1, 2006.

Acquisition of European Petroleum Holdings N.V. in 2006

On May 31, 2006, the Company acquired 100% of the voting shares of EPH. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The Company has performed a preliminary purchase price allocation as of May 31, 2006 and as of this date no intangible assets or goodwill were identified. Once the valuation has been finalized, the Company will adjust the purchase price allocation if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase Consideration

(in millions of USD)	
Purchase price	506.8
Fees	4.4
Total purchase consideration	511.2

Purchase Price Allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	82.0	82.0
Inventories	294.3	294.3
Trade receivables	156.4	156.4
Property, plant and equipment	165.0	521.4
Other assets	18.9	18.9
Total assets	716.6	1,073.0
Liabilities acquired		
Interest-bearing loans	209.9	209.9
Provisions and accruals	32.2	32.2
Deferred tax liabilities	0.4	107.3
Trade payables	200.5	200.5
Other liabilities	11.9	11.9
Total liabilities	454.9	561.8
Net assets acquired	261.7	511.2
Total purchase consideration		511.2
Cash acquired		(82.0)
Net cash outflow from transaction		429.2

Since May 31, 2006, EPH contributed USD 46.0 million of net income to the Company for the year ended December 31, 2006.

If the Company had acquired EPH as of January 1, 2006, the total Company's revenues for the twelve months ended December 31, 2006 would have been approximately USD 1.3 billion higher. Additionally, the consolidated net income would have been approximately USD 490.5 million, or USD 47.0 million higher than the amounts shown in the Consolidated Income Statement.

30 Acquisitions (Continued)

Acquisition of Petroplus International B.V. in 2005

On March 17, 2005, RIVR Acquisition B.V. acquired Petroplus International B.V. ("PPI") and its subsidiaries. During the tender and post-tender acceptance period of the public offer, the majority of the shares of PPI were acquired. The remainder was acquired through a squeeze-out procedure. PPI was delisted from the Euronext exchange in Amsterdam, The Netherlands, on April 19, 2005. As from March 31, 2005, the operating results of PPI are included in the Consolidated Income Statement. The total purchase price amounted to USD 372.3 million.

Purchase Consideration

(in millions of USD)	
Purchase price	364.0
Fees	8.3
Total purchase consideration	372.3

Purchase Price Allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	117.2	117.2
Inventories	349.9	509.2
Trade receivables	625.0	625.0
Property, plant and equipment	548.8	789.0
Intangible assets	33.2	6.1
Other assets	190.7	202.6
Total assets	1,864.8	2,249.1
Liabilities acquired		
Interest-bearing loans	522.2	551.8
Provisions and accruals	34.7	58.9
Deferred tax liabilities	—	27.4
Derivative financial instruments	—	227.3
Trade payables	653.0	653.0
Other liabilities	358.1	358.1
Total liabilities	1,568.0	1,876.5
Net assets acquired	296.8	372.6
Excess of net assets acquired over costs[1]		(0.3)
Total purchase consideration		372.3
Cash acquired		(117.2)
Net cash outflow from transaction		255.1

(1) The excess of net assets at fair value over costs has been recorded in the Income Statement.

Since March 31, 2005, PPI has contributed USD 10.3 million of net income to RIVR for the year ended December 31, 2005.

If RIVR had acquired PPI as of January 1, 2005, the total revenues for the twelve month ended December 31, 2005 would have been approximately USD 1.7 billion higher and its consolidated net income would have been approximately USD 2.3 million, or USD 3.9 million, higher than shown in the Consolidated Income Statement.

31 Disposals of Subsidiaries

Details pertaining to disposals in 2006 and 2005 are presented below. Further information is also disclosed in Notes 7 and 8.

(in millions of USD)	2006	2005
Disposal Consideration	610.0	26.5
Book value of net assets sold		
Current assets	552.4	—
Non-current assets	232.3	—
Current liabilities	461.1	—
Non-current liabilities	83.1	—
Net assets disposed of	240.5	—
Less results of operations for the period	20.2	14.0
Gain on disposal	349.3	12.5
Net Cash Inflow on Disposal		
Total disposal consideration	610.0	26.5
Plus cash received from prior year disposals	10.4	—
Plus net income from operations, before depreciation	20.2	22.4
Less cash payments not yet received	(13.8)	(10.4)
Less: cash and cash equivalent balances disposed of	(28.1)	—
Net cash inflow on disposal	598.7	38.5

Details of Gain/(Loss) from Disposals

(in millions of USD)	2006	2005
4Gas B.V.	279.6	—
Frisol/Oxyde	15.9	—
Milford Haven Tankstorage	83.8	—
Tankstorage facilities	(26.7)	—
UK Cards Business	—	7.7
Others	(3.3)	4.8
Total gain/(loss) from disposals	349.3	12.5

The cash flow details for the discontinued operations have not been presented, as such information is unavailable and would require significant assumptions on behalf of the Company.

32 Subsidiaries

Subsidiary	Share capital (in millions local currency)		2006	2005
Switzerland				
Oléduc du Jura Neuchâtelois S.A., Cornaux	CHF	1.000	80.0%	80.0%
Petroplus Marketing AG, Zug	CHF	15.000	100.0%	100.0%
Petroplus Refining Cressier SA, Cressier	CHF	5.000	100.0%	100.0%
Petroplus Switzerland, Zug	CHF	25.000	100.0%	100.0%
Petroplus Tankstorage AG, Zug	CHF	5.000	100.0%	100.0%
Petrotrade B.V. (branch office), Zug[2]		—	100.0%	—
Société Immobiliere Les Planches Vallier SA, Cressier	CHF	0.050	100.0%	100.0%

32 Subsidiaries (Continued)

Subsidiary	Share capital (in millions local currency)		2006	2005
Belgium				
Antol N.V., Lier[2]	EUR	1.180	100.0%	—
Belgian Refining Corporation N.V., Antwerp[2]	EUR	29.650	100.0%	—
European Petroleum (EP) Plant N.V., Antwerp[2]	EUR	0.186	100.0%	—
Jely BVBA, Lier[2]	EUR	0.200	100.0%	—
Petrobel N.V., Kontich[2]	EUR	0.372	100.0%	—
Petroplus Refining Antwerp Bitumen N.V., Antwerp	EUR	14.018	100.0%	100.0%
Petroplus Refining Antwerp N.V., Antwerp	EUR	21.890	100.0%	100.0%
Universal Holding N.V., Antwerp	EUR	8.205	100.0%	100.0%
Cyprus				
Rivermill Investments Ltd., Nicosia	EUR	0.002	99.9%	70.0%
Czech Republic				
Marimpex Prague (branch office), Prague		—	100.0%	100.0%
Petroplus Czech Republic s.r.o., Prague	CZK	31.000	100.0%	100.0%
France				
Marimpex France SA (in liquidation)	EUR	0.015	100.0%	100.0%
SKI Patricipations SA, Villeneuve d'Ascq	EUR	0.045	100.0%	100.0%
Societe Francaise du Pipeline du Jura, Paris	EUR	3.114	100.0%	100.0%
Germany				
Marimpex Mineralöl Handelsgesellschaft mbH, Hamburg	EUR	6.647	100.0%	100.0%
Petroplus Immobilien Dortmund GmbH, Dortmund[1]	EUR	—	—	100.0%
Petroplus Mineralölprodukte Deutschland GmbH, Plochingen	EUR	2.338	100.0%	100.0%
Petroplus Tankanlagen Dortmund GmbH, Dortmund[1]	EUR	—	—	100.0%
Petroplus Tankstorage Neuss GmbH, Neuss[1]	EUR	—	—	100.0%
Petroplus Tankstorage Plochingen GmbH, Plochingen[1]	EUR	—	—	100.0%
Petroplus Tankstorage Salzgitter GmbH, Salzgitter[1]	EUR	—	—	100.0%

32 Subsidiaries (Continued)

Subsidiary	Share capital (in millions local currency)		2006	2005
The Netherlands				
European Petroleum Corporation (EPC) B.V., Rotterdam[2]	EUR	27.221	100.0%	—
European Petroleum Trading (EPT) B.V., Rotterdam[2]	EUR	0.018	100.0%	—
Frisol B.V., Zwijnendrecht[1]	EUR	—	—	100.0%
LionGas B.V., Rotterdam[1]	EUR	—	—	100.0%
Oxyde Chemicals B.V., Amstelveen[1]	EUR	—	—	100.0%
Petroplus Antwerpen II B.V., Rotterdam	EUR	0.018	100.0%	100.0%
Petroplus Bunkering International B.V., Zwijnendrecht[1]	EUR	—	—	100.0%
Petroplus Financial Services B.V., Rotterdam	EUR	0.454	100.0%	100.0%
Petroplus Holdings B.V., Rotterdam	EUR	0.113	100.0%	100.0%
Petroplus Properties Vlissingen I B.V., Rotterdam[1]	EUR	—	—	100.0%
Petroplus Properties Vlissingen II B.V., Rotterdam[1]	EUR	—	—	100.0%
Petroplus International B.V., Rotterdam	EUR	1.235	100.0%	100.0%
Petroplus Shipping B.V., Zwijnendrecht[1]	EUR	—	—	100.0%
Petroplus Tankstorage Dordrecht B.V., Dordrecht[1]	EUR	—	—	100.0%
Petroplus Tankstorage International B.V., Rotterdam[1]	EUR	—	—	100.0%
Petroplus Tankstorage Vlissingen B.V., Vlissingen[1]	EUR	—	—	100.0%
Petrotrade B.V., Rotterdam[2]	EUR	0.100	100.0%	—
PRW Holding B.V., Zwijnendrecht[1]	EUR	—	—	100.0%
Qlear B.V., Zwijndrecht[1]	EUR	—	—	77.5%
RIVR Acquisition B.V., Rotterdam	EUR	2.422	100.0%	100.0%
4Gas B.V., Rotterdam[1]	EUR	—	—	100.0%
The Netherlands Antilles				
European Petroleum Holdings N.V., Curaçao[2]	USD	48.961	100.0%	—
Petrotrade N.V., Curaçao[2]	USD	0.010	100.0%	—
United Kingdom				
Petroplus Marketing Ltd., Teesside, Stockton On Tees	GBP	0.010	100.0%	100.0%
Petroplus Refining and Marketing Ltd., London	GBP	18.390	100.0%	100.0%
Petroplus Refining Teesside Ltd., Stockton On Tees	GBP	0.010	100.0%	100.0%
Petroplus Tankstorage Milford Haven Ltd., Milford Haven[1]	GBP	—	—	100.0%

(1) Sold in 2006 (classified as a non—core entity)—see Note 31 for further information.

(2) Acquired in May 2006—see Note 30 for further information.

Investments in associates	Share capital (in millions local currency)		2006	2005
Switzerland				
Pflichtlagergesellschaft für Mineralöle, Zug	CHF	1.000	35.0%	35.0%
SOGEP Société Genevoise des Pétroles, Vernier	CHF	0.100	32.0%	32.0%
Sempachtank AG, Neuenkirch	CHF	0.015	22.0%	—

32 Subsidiaries (Continued)

Investments available for sale	Share capital (in millions local currency)		2006	2005
Germany				
RBE-Reihnische Bio Ester GbmH & Co. KG, Neuss	EUR	8.000	15.0%	15.0%
Switzerland				
SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois), Vernier	CHF	0.950	15.6%	15.6%

None of the subsidiaries listed above are quoted on SWX Swiss Exchange or any other stock exchange.

33 Explanation of Transition to IFRS

As described in Note 2 in the paragraph 'Basis of preparation', these Financial Statements are the Company's first Consolidated Financial Statements prepared in accordance with IFRS. For financial years ending prior to December 31, 2005, the Company applied Dutch GAAP as the appropriate accounting standard to the consolidated Financial Statements.

The accounting policies set out in Note 2 have been applied in preparing the Financial Statements for the year ended December 31, 2006, the comparative information presented in these Financial Statements for the year ended December 31, 2005 and in the preparation of an opening IFRS balance sheet at January 1, 2005 (the Company's date of transition).

The Company has applied IFRS 1 *First-time adoption of International Financial Reporting Standards*. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2005, and throughout all periods presented in its first IFRS Financial Statements, with the last period being the year ended December 31, 2006. Those accounting policies comply with IFRS as effective at the reporting date for its first IFRS Financial Statements. Those accounting policies are applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1:

- no retroactive restatement of business combinations that occurred before January 1, 2005;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2005;
- recognition of all cumulative actuarial gains and losses at January 1, 2005 and to subsequently use the corridor approach for actuarial gains and losses;
- application of IFRS 2 *Share-based Payments*, to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005;
- utilization of the transitional provisions of IFRIC 4 *Determining whether an Arrangement contains a Lease* was applied as of January 1, 2005.

33 Explanation of Transition to IFRS (Continued)

Reconciliation of Equity

(in millions of USD)	January 1, 2005 Dutch GAAP	Effect of transition	IFRS	Notes	December 31, 2005 Dutch GAAP	Effect of transition	IFRS
Current assets							
Cash and short-term deposits	—	—	—	a	89.9	(24.0)	65.9
Trade receivables, net	—	—	—	a	646.5	(209.6)	436.9
Derivative financial instruments	—	—	—	a, e, f, m	—	257.1	257.1
Other receivables and prepayments	—	—	—	a, d, f, j, k, m	185.7	(74.3)	111.4
Inventories	—	—	—	a, c, d, e	527.0	(47.1)	479.9
Current tax assets	—	—	—		0.8	—	0.8
Assets classified as held for sale	—	—	—	a	—	580.8	580.8
Total current assets	—	—	—		1,449.9	482.9	1,932.8
Non-current assets							
Intangible assets	—	—	—	a, m	24.3	(24.3)	—
Property, plant and equipment	—	—	—	a, l, m	508.7	0.8	509.5
Investments in associates	—	—	—	a, b	7.8	(7.5)	0.3
Financial assets available for sale	—	—	—	b	—	1.8	1.8
Deferred tax assets	—	—	—	c, h	—	7.8	7.8
Total non-current assets	—	—	—		540.8	(21.4)	519.4
Total assets	—	—	—		1,990.7	461.5	2,452.2
Current liabilities							
Interest-bearing loans and borrowings	—	—	—	a, l, m	309.7	(166.1)	143.6
Finance lease committments				m	—	1.4	1.4
Trade payables	—	—	—	a	793.7	(144.7)	649.0
Income tax liability	—	—	—	m	6.4	(0.9)	5.5
Derivative financial instruments	—	—	—	a, e, f, m	—	456.0	456.0
Other payables and accrued expenses	—	—	—	a, f, g, m	340.5	(18.5)	322.0
Liabilities classified as held for sale	—	—	—	a	—	345.5	345.5
Total current liabilities	—	—	—		1,450.3	472.7	1,923.0
Non-current liabilities							
Interest-bearing loans and borrowings	—	—	—	k, l, m	419.5	(7.9)	411.6
Finance lease committments				m	—	27.8	27.8
Retirement benefit obligation	—	—	—	g	—	22.5	22.5
Deferred tax liabilities	—	—	—	a, c, h, m	—	35.3	35.3
Provisions	—	—	—	a, f, g, i, h, m	40.7	(38.5)	2.2
Total non-current liabilities	—	—	—		460.2	39.2	499.4
Total liabilities	—	—	—		1,910.5	511.9	2,422.4

33 Explanation of Transition to IFRS (Continued)

(In millions of USD)	January 1, 2005 Dutch GAAP	Effect of transition	IFRS	Notes	December 31, 2005 Dutch GAAP	Effect of transition	IFRS
Shareholders' equity							
Equity attributable to shareholders of the parent ...	—	—	—	n	79.3	(50.4)	28.9
Minority shares ...	—	—	—		0.9	—	0.9
Total shareholders' equity ...	—	—	—		80.2	(50.4)	29.8
Total liabilities and shareholders' equity ...	—	—	—		1,990.7	461.5	2,452.2

Notes to the Reconciliation of Equity from Dutch GAAP to IFRS

a) Under Dutch GAAP assets and liabilities intended to be sold are not separated from the assets used for continuing operations. Under IFRS these assets and liabilities attributable to our non-core businesses are classified as "held for sale" at December 31, 2005 and are reclassified from the respective account balance to the separate line items "assets held for sale" and "liabilities held for sale".

b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale. Additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the Income Statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2006.

c) Under Dutch GAAP, cost of inventories were valued at lower of cost or net realizable value ("NRV") on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, the Company adopted the policy to value all inventory at FIFO. The effect is to increase inventories by USD 19.8 million, decrease equity by USD 16.6 million, increase the deferred tax assets by USD 1.7 and decrease the deferred tax liabilities by USD 1.5 million at December 31, 2005.

d) Under Dutch GAAP, compulsory stock was included in inventories. Under IFRS and based on the assessment of the legal risks and control compulsory stock has been reclassified to other receivables and prepayments. The effect is to increase other receivables by USD 21.1 million and reduce inventory by USD 21.1 million at December 31, 2005.

e) Under Dutch GAAP, product hedges are netted with the inventory. Under IFRS the fair values of these product hedges are shown gross as financial derivatives assets and liabilities. The effect on the balance sheet is an increase of derivative financial instruments assets of USD 228.3 million and liabilities of USD 375.3 million as well as an increase in inventories of USD 147.0 million.

f) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the Financial Statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges and forward exchange paper contracts are recognized in the Consolidated Financial Statements. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 14.0 million, derivative financial instruments (liabilities) increased by

33 Explanation of Transition to IFRS (Continued)

USD 12.3 million, other payables and accrued expenses increased by USD 0.8 million, other receivables and provisions decreased by USD 14.6 million and USD 1.7 million and shareholders' equity decreased by USD 12.1 million at December 31, 2005.

g) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 12.3 million at December 31, 2005. In accordance with IFRS, the Company recognized at the acquisition of PPI the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 22.5 million for the defined benefit plans. The effect is to increase employee benefits by USD 10.2 million and to decrease equity by USD 10.2 million at December 31, 2005.

h) Under Dutch GAAP, deferred tax was recognized net under provisions. Under IFRS, the Company is presenting deferred tax assets and liabilities. The effect is to increase deferred tax liabilities by USD 13.2 million and deferred tax assets USD 6.1 million and to decrease provision by USD 7.1 million at December 31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation.

i) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also include deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 0.6 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

j) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other receivables by USD 20.9 million and decrease shareholders' equity by USD 20.9 million at December 31, 2005.

k) Under Dutch GAAP the capitalized costs to finance the senior debts are presented under other receivables. Under IFRS this cost is netted with the outstanding liability. The effect is to decrease other receivables by USD 35.7 million and decrease interest bearing loans and borrowings by USD 35.7 million at December 31, 2005.

l) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. The effect is to increase property, plant and equipment by USD 28.5 million, increase financial lease commitments (current and non-current) by USD 29.1 million and decrease shareholders' equity by USD 0.6 million at December 31, 2005.

m) Under Dutch GAAP, the carrying amounts of assets and liabilities of PPI were used at the date of the acquisition for purchase accounting. Under IFRS the fair values of the assets and liabilities are revalued at the date of the acquisition and some of the positions are reclassed to meet the requirements of IFRS. The revaluation and reclassification led to an increase of current assets of USD 22.4 million, an increase in non-current assets of USD 103.8 million, an increase in current liabilities of USD 77.7 million, an increase in non-current liabilities of USD 39.2 million and an increase in shareholders' equity of USD 9.3 million at December 31, 2005.

33 Explanation of Transition to IFRS (Continued)

n) The effect of the above adjustments on shareholders' equity is as follows:

(in millions of USD)	Notes	January 1 2005	December 31 2005
Inventories	c	—	(16.6)
Derivative financial instruments	f	—	(12.1)
Employee benefits	g	—	(10.2)
Capitalized refinancing expenses	j	—	(20.9)
Purchase price allocation	m	—	9.3
Other miscellaneous	i, k	—	0.1
Total adjustment to equity		—	(50.4)

Reconciliation of Profit for 2005

(in millions of USD)	Notes	Dutch GAAP	Effect of transition	IFRS
Revenue	o, t	6,535.3	(2,347.0)	4,188.3
Other income	t	14.2	(14.2)	—
Materials cost	o, p, q, r, t	(6,242.3)	2,265.0	(3,977.3)
Personnel expenses	v, w, t	(86.7)	30.6	(56.1)
Refinery operating expenses	t	(82.0)	15.5	(66.5)
Depreciation and amortization	r, t	(50.1)	11.1	(39.0)
Other administrative expenses	t	(26.5)	13.5	(13.0)
Operating profit		61.9	(25.5)	36.4
Financial income	t	5.4	(2.1)	3.3
Financial expenses	r, s, t, x	(19.6)	(34.9)	(54.5)
Foreign currency exchange losses	t	(6.7)	3.7	(3.0)
Share of income from associates	t	5.4	(5.4)	—
Profit/(loss) before income taxes		46.4	(64.2)	(17.8)
Income taxes	p, q, r, u	(10.4)	0.1	(10.3)
Net income/(loss) from continuing operations		36.0	(64.1)	(28.1)
Gain from discontinued operations, net of tax	t	—	26.5	26.5
Net income/(loss)		36.0	(37.6)	(1.6)
Net income/(loss) attributable to:				
Shareholders of the parent		34.9	(37.6)	(2.7)
Minority interests		1.1	—	1.1
Net income/(loss)		36.0	(37.6)	(1.6)

Notes to the Reconciliation of Profit 2005 from Dutch GAAP to IFRS

o) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.5 million and decrease materials cost by USD 68.5 million for the year ended December 31, 2005.

p) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories in which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable. The

33 Explanation of Transition to IFRS (Continued)

Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

q) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the Financial Statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges and forward exchange paper contracts are recognized in the consolidated financial information. The measurement of these derivatives at fair value has increased material costs by USD 64.7 million and increased financial expense by USD 9.1 million for the year ended December 31, 2005.

r) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see a). The effect is to decrease material cost by USD 3.1 million, net decrease in depreciation by USD 0.3 million, and increase financial expense by USD 1.6 million.

s) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

t) As at December 31, 2005 all of our entities and investments which were considered to be non-core or outside of the core business of refining and marketing of crude oil and products were reclassified to discontinued operations in accordance with IFRS. The standards require that all operations are classified separately on the Income Statement once certain criteria are met, for Petroplus these criteria were met at December 31, 2005. The non-core entities were disposed of as of December 31, 2006. Both the operational results and the gains/(losses) from the sale of these entities are included in the Gain from discontinued operations line item on the Income Statement.

u) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 0.1 million for the year ended December 31, 2005.

v) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the pension obligations are revalued, the effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31, 2005.

w) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time. Under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005

x) Under Dutch GAAP the amounts owed to participants associated with the PPES share ownership plan was classified as equity. Under IFRS the amount owed is required to be classified as a liability. In 2005, interest associated with this liability was reserved for and expensed on the Income Statement. This adjustment resulted in an increase in interest expense by USD 13.4 million.

Explanation of Material Adjustments to the Consolidated Cash Flow Statement for 2005

There were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

34 Subsequent Events

Acquisition of the Ingolstadt Refinery, Germany

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital which will be valued at closing.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

The acquisition is expected to close in April 2007.

Acquisition of the Coryton Refinery, United Kingdom

On February 1, 2007, the Company announced its intention to acquire the Coryton refinery, the refinery adjacent bulk terminal and BP's UK bitumen business, located on the Thames Estuary in the United Kingdom from BP PLC.

The Coryton Refinery has a total nameplate crude capacity of approximately 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks, principally straight run fuel oil. The purchase price of USD 1.4 billion (plus hydrocarbons, to be valued at closing) includes the adjacent bulk terminal and BP's UK bitumen business which is closely integrated with the refinery. Coryton is a major refinery in the Southeast of the United Kingdom and is the primary supplier of gasoline, diesel fuel, heating oil and jet fuel in this market. Coryton has a large marine facility for importing crude oil and other feedstocks as well as exporting products. The refinery supplies both Heathrow and Gatwick airports with jet fuel via direct pipelines and has one of the largest road distribution terminals in Europe. Coryton currently produces approximately 40% gasoline, 40% middle distillates with the remainder of production being LPGs, fuel oil and bitumen. The refinery currently employs in the region of 540 staff and numerous contractors.

Subject to the review and approval from regulatory authorities, the transaction is expected to close in the first half of 2007.

Major Shareholder

As of February 12, 2007 RIVR Holding B.V. has notified Petroplus that it has completed the sale of its remaining 12.8 million shares, or 21% stake, of Petroplus.

35 Authorization of Consolidated Financial Statements

These Consolidated Financial Statements have been authorized for issue by the Board of Directors on February 28, 2007 and will be recommended for approval at the Annual Shareholders' Meeting on May 9, 2007.

Zug, February 28, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

REPORT OF THE GROUP AUDITORS

ERNST & YOUNG

■ Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

■ Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of

Petroplus Holdings AG, Zug

Zurich, March 7, 2007

Report of the group auditors

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes/pages F-2 to F-66) of Petroplus Holdings AG for the year ended December 31, 2006.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and other overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund Certified Public Accountant (in charge of the audit)	Reto Hofer Swiss Certified Accountant

■ Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St. Gallen, Zug, Zurich.
Member of the Swiss Institute of Certified Accountants and Tax Consultants

Statutory Financial Statement

Income Statement of Petroplus Holdings AG for the period from February 20, 2006 to December 31, 2006 .... F-69
Balance Sheet of Petroplus Holdings AG at December 31, 2006 .... F-70
Notes to the Statutory Financial Statement 2006 .... F-71
Report of the Statutory Auditors F-73

Income Statement of Petroplus Holdings AG
for the period from February 20, 2006 to December 31, 2006

(in millions of CHF)	2006
Financial income	14.8
Total income	14.8
Administrative expenses	(2.5)
IPO expenses	(53.3)
Other expenses	(0.2)
Financial expenses	(10.4)
Total expenses	(66.4)
Loss before taxes	(51.6)
Income taxes	—
Loss for the period	**(51.6)**

Balance Sheet of Petroplus Holdings AG
at December 31, 2006

(in millions of CHF)	Notes	2006
Current assets		
Cash and short-term deposits		3.9
Other receivables from subsidiaries		1,317.9
Other receivables and prepayments		1.1
Total current assets		**1,322.9**
Non-current assets		
Investments	5	702.1
Total non-current assets		**702.1**
Total assets		**2,025.0**
Current liabilities		
Other payables to subsidiaries		12.4
Other payables to shareholders		2.4
Other payables and accrued expenses		4.8
Derivative financial instruments		12.1
Short-term provision		0.2
Total current liabilities		**31.9**
Total liabilities		**31.9**
Shareholders' equity		
Share capital	3	560.3
Share premium		1,484.4
Loss for the period		(51.6)
Total equity		**1,993.1**
Total liabilities and shareholders' equity		**2,025.0**

1 General

Petroplus Holdings AG (the "Company" or "Petroplus"), Zug, Switzerland is a publicly traded company listed in the main segment of the Swiss Stock Exchange ("SWX"). The address of its registered office is Petroplus Holdings AG, Industriestrasse 24, 6300 Zug, Switzerland.

Petroplus was initially incorporated on February 20, 2006 under the name of Argus Atlantic Energy Limited in Bermuda. On August 22, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office to Zug, Switzerland and to change its name to Petroplus Holdings AG. On November 30, 2006, the Company was initially listed on the SWX.

2 Accounting Policies

These Statutory Financial Statements of Petroplus comply with the requirements of Swiss law.

Presentation

All amounts included in these Statutory Financial Statements are presented in millions of Swiss Francs ("CHF") except where otherwise indicated.

The amounts presented in the Income Statement reflect the period from February 20, 2006 (the date of incorporation) to December 31, 2006.

Foreign Exchange Rate Differences

Assets and liabilities denominated in foreign currencies are translated into CHF using year-end rates. Transactions during the year which are denominated in foreign currencies are translated at exchange rates effective at the relevant transaction dates. Resulting exchange gains and losses are recognized in the Income Statement with the exception of net unrealized gains which are deferred.

Investments

These are valued at acquisition cost less adjustments for impairment of value.

Derivative Financial Instruments

Derivatives with a market price are recognized as an asset or a liability at the balance sheet date at their market value. Gains and losses are recognized as financial income or financial expenses accordingly.

3 Share Capital of Petroplus Holdings AG

At December 31, 2006, the company had the following issued, authorized and conditional share capital:

In millions of CHF	Share Capital	Number of shares	Nominal value per share in CHF
Issued share capital	560.3	61,036,600	9.18
Authorized share capital	160.4	17,468,300	9.18
Conditional share capital	205.4	22,375,300	9.18

4 Major Shareholders

The following shareholders of Petroplus Holdings AG own more than 5% of the voting rights as at December 31, 2006 according to the requirements of Art. 663c of the Swiss Code of Obligation ("CO"):

Significant Shareholders	Percentage Owned
RIVR Holding B.V., The Netherlands[(1)]	21.00%
FMR Corp., United States of America[(2)]	6.17%

(1) RIVR Holding B.V., a registered company in The Netherlands is the former majority shareholder of Petroplus. Prior to the Initial Public Offering on November 30, 2006 RIVR Holding B.V. held 94.50% of the Company's shares.

(2) FMR Corp, a company located in Boston, USA, is the parent company of Fidelity Management & Research Company, an investment manager for US mutual funds, and Fidelity Management Trust Company, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. The shareholding was reported to the Company on December 12, 2006.

To the best of the Company's knowledge, no other shareholder holds 5% or more of Petroplus Holdings AG shares at December 31, 2006.

5 Investments

As at December 31, 2006, Petroplus Holdings AG holds direct interests in RIVR Acquisition B.V., The Netherlands (100%) and Argus International Ltd., Bermuda (100%).

6 Contingent Liabilities

The Company is part of a value added tax ("VAT") group and therefore jointly liable to the Swiss Federal Tax Department for the VAT liability of the other members.

7 Authorization of Statutory Financial Statement

These Statutory Financial Statement have been authorized for issue by the Board of Directors on February 28, 2007 and will be recommended for approval at the Annual Shareholders' Meeting on May 9, 2007.

Zug, February 28, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

ERNST & YOUNG

■ Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

■ Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of

Petroplus Holdings AG, Zug

Zurich, March 7, 2007

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes/pages F-69–F-72) of Petroplus Holdings AG for the period from February 20, 2006 (date of incorporation) to December 31, 2006.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund Certified Public Accountant (in charge of the audit)	Reto Hofer Swiss Certified Accountant

■ Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St. Gallen, Zug, Zurich.
Member of the Swiss Institute of Certified Accountants and Tax Consultants

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

REGISTERED OFFICE OF THE ISSUER

Petroplus Holdings AG
Industriestrasse 24
6304 Zug
Switzerland

LEGAL ADVISORS TO THE ISSUER

As to United States Law	*As to Swiss Law*
Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom	**Bär & Karrer** Baarerstrasse 8 6300 Zug Switzerland

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	*As to Swiss Law*
Cravath, Swaine & Moore LLP City Point One Ropemaker Street London EC2Y 9HR United Kingdom	**Homburger** Weinbergstrasse 56/58 8006 Zurich Switzerland

INDEPENDENT AUDITORS

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Document 2

Offering Circular for the offering of up to
40,000,000 Registered Shares

November 29, 2006

OFFERING CIRCULAR

NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

PETROPLUS HOLDINGS AG

(a stock corporation organized under Swiss law)

Offering of 40,000,000 Registered Shares

(and an Over-Allotment Option for up to 6,000,000 Registered Shares)

Offer Price: CHF 63.00 per Offered Share

This offering circular relates to an initial public offering (the "**Offering**") of 40,000,000 registered shares of Petroplus Holdings AG (together with any additional shares offered pursuant to the over-allotment option referred to below, the "**Offered Shares**" and together with all other issued and outstanding shares of Petroplus Holdings AG, the "**Shares**"), a stock corporation (*Aktiengesellschaft*) organized under Swiss law, each share having a nominal value of CHF 9.18. Petroplus Holdings AG is offering 18,000,000 Shares and up to an additional 2,700,000 Shares pursuant to the over-allotment option. The selling shareholder, RIVR Holding B.V., is offering 22,000,000 Shares and up to an additional 3,300,000 Shares pursuant to the over-allotment option. Petroplus Holdings AG and the selling shareholder have granted an option to the managers specified herein (the "**Managers**") to purchase up to 6,000,000 additional Shares to be offered at the offer price, exercisable for 30 days after the first day of trading of the Shares on the SWX Swiss Exchange (the "SWX").

The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be "qualified institutional buyers" ("**QIBs**"), as defined in Rule 144A ("**Rule 144A**") under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**"), in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S ("**Regulation S**") under the U.S. Securities Act.

The Offered Shares represent 69% of our total issued share capital after the Offering, assuming that the over-allotment option is not exercised.

The Managers are offering the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part. The Managers expect to deliver the Offered Shares against payment of the Offer Price through the facilities of SIS SegaInterSettle AG ("SIS") on or about December 5, 2006. No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). Prior to the Offering, there has been no public market for the Shares. All of our Shares outstanding after the Offering, together with up to 25,075,300 additional shares that are part of our conditional share capital, have been accepted for listing on the main segment (*Hauptsegment*) of the SWX. We expect that the Shares will be listed and that trading in our Shares will commence on the SWX on November 30, 2006 under the symbol PPHN. Any dividends will be subject to Swiss withholding tax.

Purchasing the Offered Shares involves risks. **See "Risk Factors" beginning on page 17.**

This document does not constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction where such offer or solicitation is unlawful. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold in the United States. Accordingly, the Offered Shares are being sold in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A, and outside the United States in reliance on Regulation S.

Joint Global Coordinators

Credit Suisse **Morgan Stanley**

Joint Bookrunners

Credit Suisse **Morgan Stanley** **UBS Investment Bank**

Co-Lead Manager

Natexis Bleichroeder

Co-Manager

Bank Vontobel AG

The date of this offering is November 29, 2006.

IMPORTANT INFORMATION ABOUT THE OFFERING

This offering circular is being furnished by Petroplus Holdings AG in connection with an Offering exempt from, or not subject to, registration under the U.S. Securities Act. The information contained in this offering circular has been provided by Petroplus Holdings AG and by the other sources identified in this offering circular. No representation or warranty, express or implied, is made by the Managers named in this offering circular or any of their respective affiliates or advisors as to the accuracy or completeness of this information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the Managers or of their respective affiliates or advisors.

Each purchaser of the Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring Shares for its own account or for the account of a qualified institutional buyer or (B) is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act, that the Shares have not been and will not be registered under the U.S. Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available) or (iv) pursuant to an effective registration statement under the U.S. Securities Act, in each case in accordance with any applicable security laws of any state of the United States and any other jurisdiction, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(3) The purchaser will not deposit or cause to be deposited the Offered Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary facility, so long as such Offered Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Each prospective investor in the Offered Shares (each, an "Offeree"), by accepting delivery of this offering circular, will be deemed to have acknowledged, represented to and agreed with Credit Suisse, Morgan Stanley Bank AG and UBS AG, acting through its division UBS Investment Bank ("UBS Investment Bank", and, collectively with Credit Suisse and Morgan Stanley Bank AG, the "Joint Bookrunners"), and Natexis Bleichroeder S.A. and Bank Vontobel AG (together with the Joint Bookrunners, the "Managers") as follows:

(i) Such Offeree acknowledges that this offering circular is personal to such Offeree and does not constitute an offer to any other person, or to the public generally, to purchase or otherwise acquire the Offered Shares outside of Switzerland. Distribution of this offering circular or disclosure of any of its contents to any person other than such Offeree and those persons, if any, retained to advise such Offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of Petroplus Holdings AG, is prohibited.

(ii) Such Offeree agrees not to make any photocopies of this offering circular or any documents referred to herein.

No person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such information or representations must not be relied upon as having been authorized.

This offering circular does not constitute: (i) an offer to sell, or a solicitation of an offer to buy any securities other than the securities to which it relates, or (ii) an offer to sell, or the solicitation of an offer to buy, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Except in connection with offers and sales of the Offered Shares in Switzerland, no action has been or will be taken in any jurisdiction by the Managers, Petroplus Holdings AG or the selling shareholder that would permit a public offering of the Offered Shares or possession or distribution of this offering circular or any other publicity materials relating to the Offering in any country or jurisdiction where action for such purpose is required. Persons in possession of this offering circular are required to inform themselves about, and to comply with any applicable laws that restrict the distribution of this offering circular and the offer and sale of the Offered Shares. None of Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates will accept any legal responsibility for any violation of such restrictions.

Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no significant change in the affairs of Petroplus Holdings AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Petroplus Holdings AG assumes responsibility for the information contained in this offering circular pursuant to Section 4 of Scheme A of Annex 1 to the listing rules of the SWX (the "**SWX Listing Rules**") (*Kotierungsreglement*) and confirms that based on its knowledge, the information contained in this offering circular is true and accurate and that no material facts have been omitted which would in the context of the Offering make the information contained in this offering circular misleading.

No other representation or warranty, express or implied, is made by Petroplus Holdings AG, the selling shareholder, the Managers or any of their respective affiliates or advisors as to the accuracy or completeness of the information contained herein, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates or advisors as to the past or the future.

None of Petroplus Holdings AG, the selling shareholder or the Managers or any of its or their respective affiliates are making any representation to any Offeree or purchaser of the Offered Shares offered hereby regarding the legality of an investment by such Offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with the investor's own advisors as to the legal, tax, business, financial and related aspects of the purchase of the Offered Shares.

In making an investment decision, investors must rely on their own examination of Petroplus Holdings AG, and the terms of the Offering, including the merits and risks involved. Any decision to buy the Offered Shares should be based solely on this offering circular and any supplement hereto, taking into account that any summary or description set forth in this offering circular of legal provisions, accounting principles or comparison of such principles, corporate structuring or contractual relationships is for information purposes only and should not be construed as legal, accounting or tax advice. This offering circular does not contain all the information that would be included in a prospectus for the Offering of the Offered Shares, if such Offering were registered under the U.S. Securities Act.

In connection with the Offering and subject to the SBA Allocation Directives, each of the Managers and any affiliate acting as an investor for its own account may take up the Offered Shares and, in that capacity, may retain, purchase or sell for its own account such securities and any of our securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the Offering. Accordingly, references in this document to the Offered Shares should be read as including any offering or placement of securities to the Managers and any affiliate acting in such capacity. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Copies of this offering circular are available free of charge in Switzerland at the offices of Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland (tel: +41 44 333 43 85, fax: +41 44 333 23 88, email: equity.prospectus@credit-suisse.com) and UBS Investment Bank, Prospectus Library, P.O. Box, 8098 Zurich, Switzerland (tel: +41 44 239 47 03, fax: +41 44 239 21 11, email: swiss-prospectus@ubs.com).

Application has been made for the Offered Shares to be accepted for clearance through SIS. It is expected that payment against delivery of the Offered Shares will take place on or about December 5, 2006. No share certificates will be issued, and no share certificates will be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information".

STABILIZATION

IN CONNECTION WITH THE OFFERING, MORGAN STANLEY BANK AG (THE **"STABILIZATION MANAGER"**) OR PERSONS ACTING ON BEHALF OF THE STABILIZATION MANAGER MAY, ON BEHALF OF THE MANAGERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE SHARES OF PETROPLUS HOLDINGS AG AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZATION MANAGER (OR PERSONS ACTING ON ITS BEHALF) WILL UNDERTAKE STABILIZATION ACTION OR THAT SUCH TRANSACTIONS MAY BE EFFECTED ON THE SWX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. ALL SUCH ACTIVITIES WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED AFTER A LIMITED PERIOD.

NOTICE TO INVESTORS IN THE UNITED STATES

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold in the United States, except to QIBs, as defined in Rule 144A, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. The Offered Shares may be offered and sold outside the United States to investors in offshore transactions in reliance on Regulation S. Prospective investors are hereby notified that sellers of the Offered Shares may be relying on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Offered Shares, see "Offering and Sale—Transfer and Offering Restrictions".

The securities offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the Offering or confirmed the accuracy or determined the adequacy of this offering circular. Any representation to the contrary is a criminal offense under the laws of the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This offering circular is only being distributed to, and is directed only at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **"Order"**), and (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as **"Relevant Persons"**). This offering circular is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this offering circular relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

CERTAIN EUROPEAN ECONOMIC AREA MATTERS

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a **"Relevant Member State"**), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **"Relevant Implementation Date"**) it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression "offers of the Offered Shares" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN CANADA

The Offered Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Offered Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to the section entitled "Offering and Sale—Transfer and Offering Restrictions—Canada" and Ontario purchasers in particular should refer to the subsection entitled "Rights of Action for Damages or Rescission (Ontario)". The Offer Price is presented in Swiss francs. On November 9, 2006, being the latest practicable date prior to the publication of this offering circular, CHF 0.90 was equal to CAD 1.00, based on the Bank of Canada noon exchange rate.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, RECIPIENTS OF THIS OFFERING CIRCULAR AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF ANY SUCH RECIPIENT MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE OFFERING AND ALL MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO THE RECIPIENTS RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION TO DISCLOSE SUCH TAX TREATMENT AND TAX STRUCTURE DOES NOT PERMIT DISCLOSURE OF INFORMATION REGARDING THE PRICING (EXCEPT TO THE EXTENT PRICING IS RELEVANT TO THE TAX STRUCTURE OR TAX TREATMENT) OF THE OFFERING.

ENFORCEMENT OF CIVIL LIABILITIES

Petroplus Holdings AG is incorporated in Switzerland. Some of the members of its board of directors or executive management are not residents of the United States. A substantial portion of its assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Petroplus Holdings AG or those persons or to enforce, outside the United States, judgments obtained against Petroplus Holdings AG or those persons in courts in jurisdictions inside the United States in any action, including actions predicated upon the civil liability provisions of the securities laws of the United States or any

state or territory within the United States. In addition, there is doubt as to the enforceability, in original actions brought in courts in jurisdictions located outside the United States, of liabilities predicated upon securities laws of the United States or of any state within the United States. Awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland. In particular, the enforceability in Switzerland of a foreign judgment rendered against Petroplus Holdings AG, its directors and officers, and the persons named in this offering circular is subject to the limitations set forth in (a) the Lugano Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters of September 16, 1988, (b) such other international treaties under which Switzerland is bound and (c) the Swiss Federal Act on Private International Law (*Bundesgesetz über das Internationale Privatrecht*). In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:

- the foreign court had jurisdiction;
- the judgment of such foreign court has become final and not capable of appeal;
- the court procedures leading to the judgment followed the principles of due process of law; and
- the judgment on its merits does not violate Swiss public policy.

This four-factor test may limit the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. or other non-Swiss courts, of liabilities predicated solely upon the federal or state securities laws of the United States of America or of such other jurisdictions. In addition, enforceability of a judgment against Petroplus Holdings AG by a non-Swiss court in Switzerland may be limited if Petroplus Holdings AG can demonstrate service of process was not effective. In general, the enforcement of final judgments of U.S. courts in Swiss courts may be costly and time-consuming and may even be unsuccessful.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and Petroplus Holdings AG is neither subject to Section 13 or 15(d) of the U.S. Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, it will, upon the request of any such person, furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Information on the website of Petroplus Holdings AG, any website directly or indirectly linked to the website of Petroplus Holdings AG or any other website mentioned in this offering circular is not incorporated by reference into this offering circular and prospective investors should not rely on any such website in making their decision to invest in the Offered Shares.

DEFINITIONS

In this offering circular:

- References to "Argus" are to Argus Atlantic Energy Limited or Argus Atlantic Energy Limited together with its consolidated subsidiaries, as the context requires.
- References to "CAD" are to Canadian dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.
- References to "EPH" are to European Petroleum Holdings N.V. or European Petroleum Holdings N.V. together with its consolidated subsidiaries, as the context requires.
- References to "IFRS" are to International Financial Reporting Standards.
- References to "Petroplus", "We", "Us" and "Our" are (i) subsequent to February 20, 2006, the date on which Petroplus Holdings AG (formerly, Argus) was originally incorporated, to Petroplus Holdings AG or Petroplus Holdings AG together with its consolidated subsidiaries, as the context requires, and (ii) prior to February 20, 2006, to Petroplus International B.V. or Petroplus International B.V. together with its consolidated subsidiaries, as the context requires.

- References to "Petroplus (Core Entities)" are to Petroplus International B.V. and its subsidiaries excluding the non-core assets that were divested from this group in the period from 2004 through 2006 and the non-core assets that we currently are under contract to sell.
- References to "pounds sterling" or "£" are to the currency of Great Britain.
- References to the "selling shareholder" are to RIVR Holding B.V.
- References to "Swiss francs" or "CHF" are to the currency of Switzerland.
- References to "U.S. dollars", "US$" or "$" are to the currency of the United States of America.

Unless the context otherwise requires, all references to "tons" in this offering circular are to metric tons. One metric ton represents 1.102 short tons. Solely for the convenience of the reader, such metric data have also been converted into barrels.

Under the caption "Glossary", we have included definitions of certain technical terms used in this offering circular.

INDUSTRY AND MARKET DATA

We have generally obtained the market and competitive position data in this offering circular from industry publications and from surveys or studies conducted by third-party sources that we believe to be reliable. Nonetheless, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases we have made statements in this offering circular regarding our industry and position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Overview", "Business" and "The Acquisition of the Ingolstadt Refinery" and in other sections that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this offering circular and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. You should not place undue reliance on these forward-looking statements.

Any forward-looking statements are only made as of the date of this offering circular and we do not intend, and do not assume any obligation, to update forward-looking statements set forth in this offering circular, except as required by Swiss law or applicable stock exchange regulations.

Many factors may cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained in this offering circular.

These factors include among others:

- changes in general economic conditions and capital markets;
- changes in the underlying demand for refined petroleum products;

- the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;
- actions of customers and competitors;
- changes in fuel and utility costs incurred by our facilities;
- disruption of our ability to obtain crude oil and other feedstocks;
- the execution of planned capital projects and acquisitions;
- the effects of and cost of compliance with current and future environmental, economic, safety and other laws, policies and regulations;
- operating hazards, natural disasters, casualty losses and other matters beyond our control; and
- the other factors discussed in more detail under "Risk Factors".

These risks and others described under "Risk Factors" are not exhaustive. Other sections of this offering circular describe additional factors that could adversely affect our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

This offering circular includes audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 and unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 (collectively, the "**Petroplus (Core Entities) Combined Financial Information**"). The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the non-core assets that we sold in the period from 2004 through 2006 or are under contract to sell (collectively, the "**Excluded Non-Core Assets**"). The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of International Accounting Standards ("**IAS**") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus (the "**SWX Rules for Financial Disclosure**"), which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded

Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

In addition, this offering circular includes audited consolidated financial statements for EPH, the holding company for the Belgium Refining Corporation N.V. ("**BRC**") refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 and unaudited condensed consolidated financial statements for EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS (collectively, the "**EPH Consolidated Financial Statements**"). We acquired EPH on May 31, 2006.

This offering circular also includes unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for year ended December 31, 2005 and the six months ended June 30, 2006 (collectively, the "**Unaudited Pro Forma Combined Financial Statements**"). The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG), and the restructuring that took place in August 2006, (iii) the Offering of the Shares assuming an Offer Price of CHF 61.50 (the mid-point of the price range at which the Shares were offered) and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements. In this offering circular, references to "on an unaudited pro forma combined basis" refer to information from the Unaudited Pro Forma Combined Statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

The statutory pro forma balance sheet for Petroplus Holdings AG as of offering date included in this offering circular was prepared in accordance with the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*, or the "CO") and gives effect to the Offering and the use of the proceeds from the Offering as set forth under "Use of Proceeds". You can find more information about the assumptions used in preparing this balance sheet in the notes to the balance sheet.

This offering circular also includes audited consolidated financial statements of Petroplus International B.V. as of and for the years ended December 31, 2003 and 2004 prepared in accordance with accounting principles generally accepted in the Netherlands ("**Dutch GAAP**") and audited consolidated financial statements of EPH as of and for the years ended December 31, 2003 and 2004 prepared in accordance with Dutch GAAP. There are certain differences between Dutch GAAP and

IFRS and, as a result, financial statements presented in accordance with Dutch GAAP are not directly comparable to financial statements presented in accordance with IFRS. In addition, as the Petroplus International B.V. Dutch GAAP financial statements have been prepared on a consolidated basis (including the Excluded Non-Core Assets) they are not comparable with the combined financial information or financial statements included in this offering circular.

Certain data contained in this offering circular, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row.

Exchange Rate Information

Our presentation currency is the U.S. dollar. However, a significant portion of our revenues, expenses, liabilities and assets are denominated in currencies other than the U.S. dollar, including the euro, Swiss franc and pounds sterling. Except as otherwise stated, amounts appearing in this offering circular that were converted into U.S. dollar amounts from other currencies were converted in accordance with the principles described in Note 4 to the Petroplus (Core Entities) Combined Financial Information.

The tables below show, for the periods indicated, the average, high, low and period-end euro noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00 (the "**noon buying rate**"). No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period (year-end)	Average	High	Low	Period-End
	($ per €)			
2001	0.90[(1)]	0.95	0.84	0.89
2002	0.95[(1)]	1.05	0.86	1.05
2003	1.13[(1)]	1.26	1.04	1.26
2004	1.24[(1)]	1.36	1.18	1.36
2005	1.24[(1)]	1.35	1.17	1.18
2006 (through November 28)	1.25[(1)]	1.32	1.19	1.32
Month in 2006				
April	1.23[(2)]	1.26	1.21	1.26
May	1.28[(2)]	1.29	1.26	1.28
June	1.27[(2)]	1.30	1.25	1.28
July	1.27[(2)]	1.28	1.25	1.28
August	1.28[(2)]	1.29	1.27	1.28
September	1.27[(2)]	1.28	1.26	1.27
October	1.26[(2)]	1.28	1.25	1.28
November (through November 28)	1.29[(2)]	1.32	1.27	1.32

(1) The average of the noon buy rates on the last day of each month during each of the years and for the period from January 1 through November 28, 2006.

(2) The average of the daily noon buying rate for each business day during the relevant month and for the period from November 1 through November 28, 2006.

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TABLE OF CONTENTS

SUMMARY 1

RISK FACTORS 17

USE OF PROCEEDS 30

DIVIDENDS AND DIVIDEND POLICY 31

CAPITALIZATION 32

DILUTION 33

SELECTED FINANCIAL DATA 34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 41

INDUSTRY OVERVIEW 76

BUSINESS 88

THE ACQUISITION OF THE INGOLSTADT REFINERY 105

REGULATION 109

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 114

PRINCIPAL AND SELLING SHAREHOLDER 121

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS 123

INFORMATION ABOUT THE ISSUER 127

DESCRIPTION OF SHARE CAPITAL AND SHARES 128

THE SWX SWISS EXCHANGE 136

OFFERING AND SALE 138

CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS 152

ADDITIONAL INFORMATION 158

GLOSSARY 160

INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS F-1

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SUMMARY

The following summary is not complete and is to be read together with the more detailed information appearing elsewhere in this offering circular.

Petroplus

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve cost, insurance and freight ("c.i.f.")-priced Ekofisk at the refinery at free-on-board ("f.o.b.") prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.
May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell, or contract to sell, Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example:

- In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.
- In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.
- We continued with the divestiture program for our non-core assets that were not related to our refining and wholesale marketing operations, and in August 2006 sold the majority of our remaining non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
- We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related businesses. The purchase of the Ingolstadt refinery is expected to increase our crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

- We believe that the supply and demand fundamentals for refinery operations in Europe have improved since the late 1990s and will remain favorable.
- We expect that the significant imbalances between demand and supply of different refined petroleum product qualities that have developed in Europe and North America will continue in the next few years and that the price differentials between Europe and North America that result from these product supply and demand imbalances will make long-distance sea transport of refinery products increasingly attractive.

- We believe that the continuing consolidation in the European and U.S. refining industry will create attractive opportunities to acquire competitive refining capacity.
- We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

- Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team are highly experienced and have a proven track record of growth in operations and shareholder returns in the refining industry through successful refinery asset acquisitions and seamless integration of these acquisitions.
- We believe that we are at the forefront of successfully identifying and consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the Ingolstadt refinery acquisition in July 2006.
- We are a leading "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand and, as a result, are free to supply our products into the distribution channel or market that we believe will maximize profits.
- Our growing portfolio of refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.
- Our refineries' locations provide key competitive advantages, such as crude and product transportation cost benefits, inland-market product premiums, and access to favorable customer markets and to crude oil supplies at attractive prices.
- Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur limit for gasoline and diesel, eliminating the need to divert additional capital to meet these requirements.
- We expect that the product supply-and-demand imbalance for gasoline between North America and Europe will result in arbitrage opportunities that we may be able to take advantage of through our BRC refinery.
- The flexibility of our portfolio of refineries to process a wide variety of crude types from around the world reduces our dependence on one particular crude or crude supplier, enhances our ability to opportunistically purchase crude on the spot market and enables us to take advantage of the sweet-sour differential.

Strategy

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

- The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisitions, and we intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital.
- We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations.
- Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.

- We will continue to promote operational excellence by devoting significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations.
- To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products.
- We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital.

The Ingolstadt Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, a fluid catalytic cracker ("FCC") unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern GmbH ("**Esso Bayern**"), which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either Transalpine ("TAL") or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We believe we are acquiring a quality refinery at an attractive price that should be accretive to our earnings per share and generate positive cash flow from operations. Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. We intend to finance the acquisition with cash on hand, cash from operations and borrowings. The acquisition is expected to close in the first half of 2007.

Risk Factors

You should carefully consider the information under the caption "Risk Factors" and all other information in this offering circular before making an investment decision.

Organizational Structure

The diagram below depicts, in simplified form, our current corporate structure.



Petroplus Holdings AG
RIVR Acquisition B.V.
Petroplus International B.V.
Cressier Refinery
Teesside Refinery
BRC Refinery
Administrative and Commercial

The diagram above does not include certain entities that will be transferred outside our group in connection with the on-going divestiture of our non-core assets. You can find information about recent divestitures of our non-core assets in "Certain Relationships and Related Party Transactions".

Summary of the Offering

Offering	The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S.
Selling Shareholder	RIVR Holding B.V.
Shares	The Shares are in registered form with a nominal value of CHF 9.18 each.
Offered Shares	Without giving effect to the over-allotment option, we are offering 18,000,000 Shares (the "**New Shares**") and the selling shareholder is offering 22,000,000 Shares (the "**Existing Shares**"). The New Shares and the Existing Shares together with the Additional Shares (as defined below) hereinafter the "**Offered Shares**".
Over-Allotment Option	We and the selling shareholder have granted the Managers an option to subscribe for up to 6,000,000 Shares (the "**Additional Shares**") at the Offer Price less fees associated with the underwriting to cover over-allotments and short positions made in connection with the Offering. The obligation to provide Additional Shares under the over-allotment option will be divided 45:55 between us and the selling shareholder.
Shares Outstanding After the Offering	58,336,600 Shares, or 61,036,600 Shares if the over-allotment option is exercised in full.
Percentage of Total Issued Share Capital Being Offered in the Offering	The Offered Shares represent approximately 69% of our total issued share capital outstanding immediately after the Offering, or approximately 75% together with the Additional Shares assuming the over-allotment option is exercised in full.
Stabilization	In connection with this Offering, over-allotments and other stabilization measures may be effected by the Stabilization Manager to the extent legally permissible. See "Stabilization".
Bookbuilding Period	From November 13 to 29, 2006, 12:00 noon (Swiss time).
Offer Price	The offer price is CHF 63.00 per Offered Share (the "**Offer Price**").
Joint Global Coordinators	Credit Suisse and Morgan Stanley Bank AG.
Joint Bookrunners	Credit Suisse, Morgan Stanley Bank AG and UBS Investment Bank.
Co-Lead Manager	Natexis Bleichroeder S.A.
Co-Manager	Bank Vontobel AG.
Dividends	The Offered Shares are entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Voting Rights — Each Share entitles its holder to one vote at our shareholders' meetings.

Net Proceeds/Use of Proceeds — We intend to use the net proceeds from the Offering to repay existing indebtedness.

Lock-up — We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to our equity participation plan and shares issued upon the exercise of options granted pursuant to such equity participation plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers (as defined herein) has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager), (2) a trust, the beneficiaries of which are the Senior Manager or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization) and/or members of such person's immediate family; provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after the completion of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Listing and Trading — The Shares were not listed on any securities exchange, and there has been no public market for the Shares prior to the Offering. The Shares, as well as our conditional share capital in the amount of CHF 230,191,254, have been accepted for listing on the main segment of the SWX. We expect that the Shares will be listed and that trading will commence on November 30, 2006.

Amendments or Changes — Any notices containing or announcing amendments or changes to the terms of the Offering or to this offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85), announced through the electronic media in Switzerland and through publication in German-language and French-language newspapers in Switzerland.

Closing Date — Application has been made for the Offered Shares to be accepted for clearance and settlement through SIS. Delivery of the Offered Shares against payment of the Offer Price will take place through SIS on or about December 5, 2006 or such other date as we and the Joint Bookrunners may agree.

Form of Shares — No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information". Delivery of Offered Shares will be made in book-entry form only through the facilities of SIS.

Selling Restrictions — United States, European Economic Area and other countries. See "Offering and Sale—Transfer and Offering Restrictions".

Transfer Restrictions — The Offered Shares and any Additional Shares will be subject to certain restrictions on transfer as described under "Offering and Sale—Transfer and Offering Restrictions".

Paying Agent	Credit Suisse.
Law/Jurisdiction	Swiss law/Switzerland.
Swiss Security Number ***(Valorennummer)***	2 775 224.
International Security Identification Number (ISIN)	CH0027752242.
SWX Ticker Symbol	PPHN.
Common Code	027460194.

Summary Financial Data

The tables below set forth summary pro forma combined financial and operational information for Petroplus Holdings AG, as well as summary historical combined financial and operational information for Petroplus (Core Entities) and summary historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The summary historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The summary historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The summary historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The summary historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the summary financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the summary financial information below for EPH for the six months ended June 30, 2006.

The summary pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering assuming an Offer Price of CHF 61.50 (the mid-point of the price range at which the Shares were offered) and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the summary financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information summarized below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SUMMARY PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(unaudited) ($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[1]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[2]	$ 124.2	$ 157.7
Net debt[3]	$ (4.9)	$ 139.4
Hedging gain/(loss)[4]	$ (164.0)	$ 37.1
KEY OPERATING STATISTICS:[5]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 299.1
Refinery operating expenses[6]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.56
Refinery operating expenses[6]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005 (unaudited)	Six Months Ended June 30, 2006 (unaudited)
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[1]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[3]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[5]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refining operating expenses[6]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[6]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[(1)]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[(2)]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[(3)]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[(4)]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses[(5)]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[(5)]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

RISK FACTORS

In addition to the other information contained in this offering circular, you should carefully consider the risk factors discussed below prior to making a decision to invest in the Offered Shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, you could lose all or part of your investment.

Risks Relating to Our Business and Our Industry

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- pricing and other actions taken by competitors that may affect the markets;
- political developments and instability in petroleum-producing regions such as the Middle East, Russia, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum-producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and
- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

We face significant competition. Increases in global refining and conversion capacity could further increase the competition we face and harm our business.

We face domestic and international competition in the markets in which we participate. With the adoption of higher environmental standards in Europe and the United States and the current historically high level of refining margins, many of our competitors are expected to upgrade their refining facilities, which would increase the competition faced by us in the markets for our particular slate of refined petroleum products. Oil majors, such as BP, ExxonMobil, Shell and Total, compete with us. Because the oil majors have diverse operations, larger and more complex refineries and/or greater capitalization, they may be better able than us to withstand volatile industry conditions, including shortages of crude oil or refined petroleum products, volatility in prices for crude oil or refined petroleum products or intense price competition at the wholesale level. In addition, oil majors have financial and other resources substantially greater than ours. Competition could cause price reductions, reduce our margins or result in loss of market share for our products and services. This may adversely affect our results of operations.

We need significant capital to fund our working capital, debt refinancing and future acquisitions.

We will require significant amounts of capital to fund our working capital, debt refinancing and future acquisitions.

We purchase crude oil mostly on the spot and forward markets, and we primarily finance those purchases through short-term working capital facilities. Because prices of crude oil can be volatile, it is crucial for us to have access to these facilities. The availability of funds under our working capital facilities is conditional upon, among other things, our continued compliance with the covenants contained therein. If we fail to meet these conditions and are unable to draw funds under our working capital facilities, our financial condition would be severely impacted. In addition, because most of our working capital facilities are floating-rate facilities, increases in base interest rates may negatively impact our financial condition.

We may also need to refinance all or a portion of our debt. Our ability to obtain any refinancing will depend on our financial condition at the time, the restrictions in the agreements governing our current and future financing arrangements and other factors, including general market and economic conditions. We may not be able to obtain funds for such a refinancing or, even if we are able to do so, such financing may not be available to us at favorable terms.

We will also be required to make expenditures to repair, maintain and upgrade our facilities. For example, in connection with the renewal of our BRC refinery's operating permit, we are required to refurbish a significant portion of the refinery's tank farm. As of June 30, 2006, we had spent $60.1 million of the $100.7 million of capital expenditures budgeted for the permit extension. We also may be required to make significant capital expenditures at our Antwerp processing facility as part of the renewal of its operating permit, which expires on December 4, 2006. In addition, we must continue to make sustaining and turnaround capital expenditures at our three refineries. If we are unable to fund these capital expenditures, our refineries might be unable to produce products that comply with future regulations, have operating permits revoked or otherwise be adversely affected.

Finally, we continually assess potential acquisitions of refining assets that would complement our businesses and expand our refinery and storage capacity. We may elect to fund future acquisitions with equity or debt financing or cash on hand. We cannot assure you, however, that our cash on hand and available debt and equity funding will be sufficient to fund those acquisitions and, in such an event, we might be required to forego attractive acquisition candidates.

Our ability to generate cash flow and obtain funding will depend on our future performance, which in turn will depend on successful implementation of our business strategies and on general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is

supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil exploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third-party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

Our Teesside refinery is dependent on the adjacent Huntsman petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant; the provision of crude storage capacity; and for the use of Huntsman's jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by Huntsman with 12-months' notice. If Huntsman were to terminate these agreements, or if Huntsman were to become insolvent, our Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

Our Cressier refinery receives all of its crude oil feedstocks from Fos-sur-Mer through the Société Française du Pipe Line Sud-Europeen ("SPSE"), Société Française du Pipeline du Jura ("SFPLJ") and Oleoduc du Jura Neuchâtelois S.A. ("OJNSA") spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively. If we are unable to transport crude oil to our Cressier refinery through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with Huntsman or the SPSE pipeline company are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our planned acquisition of the Ingolstadt refinery will further increase our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies solely on the TAL pipeline system for the delivery of its crude. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system. If we are unable to transport crude oil to the Ingolstadt refinery through these arrangements, we will need to utilize transportation alternatives. The cost of these alternatives would likely be significantly higher than

pipeline transportation costs over the TAL pipeline system and could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to foreign currency fluctuations and translation risks.

The cost of our crude oil and other feedstocks are primarily denominated in U.S. dollars and our other operating costs are denominated in local currencies, including euro, Swiss francs and pounds sterling, while our revenues are denominated in U.S. dollars, euro, Swiss francs and pounds sterling. Our profitability will be affected by fluctuations in the value of the currencies in which we sell our products and services against the currencies in which we pay for oil and other feedstocks. We currently hedge a portion of this transaction-related foreign currency exposure. Most of our debt is denominated in euro, but we also have borrowings denominated in Swiss francs, pounds sterling and U.S. dollars. We currently hedge a portion of our debt-related foreign currency exposure. There can be no assurance that present or future management of foreign exchange risk is or will be adequate or that exchange rate fluctuations will not have a material adverse effect on our business, results of operations, financial position or liquidity.

We report our financial results in U.S. dollars. Therefore, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries are denominated in currencies other than the U.S. dollar. In preparing our financial statements, we must translate the values of those assets, liabilities, revenues and expenses into U.S. dollars at the applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar against other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins.

Our existing senior term debt and working capital facilities require us to maintain certain hedged levels of our minimum operating stock and refining margins. Hedging refining margins limits both the downside and the upside of any potential fluctuations in the refining margins.

We plan to repay our senior term debt and are currently renegotiating our working capital facilities to eliminate the hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward. Reducing our hedging activity will leave us more exposed to fluctuations in refining margins.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous E.U., national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own and operate, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on cost.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of

renewing the permit for our Teesside refinery and the permits for the operation of our Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for our BRC refinery.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at our existing three refineries and our Antwerp processing facility relating to known contamination, and we may need to make additional expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. We have not yet made a provision in our financial statements for the expected costs of this remediation at the Antwerp processing facility. Similarly, we will need to make expenditures, which could be significant, to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of $19.6 million as of December 31, 2005. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

In addition to liability for remediation costs and regulatory non-compliances, we may be liable at common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum products spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the proposed new system in the European Union for registration, evaluation and authorization of chemicals (known as REACH) is expected to be among the most significant environmental issues affecting our operations in the future. Although the final form of the new system has not yet been determined, we are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the European Union or other relevant jurisdictions or that we will have

sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

You can find additional information on regulations affecting our business in "Regulation".

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of E.U., national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities which could increase the costs of operating our business. For example, we were subject to an ongoing investigation by the Belgian authorities regarding our safety procedures and practices at our Antwerp processing facility. We cooperated with the authorities in their investigation, and hired three additional managers to address the concerns raised by the authorities. Those authorities may require us to take additional and further actions which could increase our cost of operations at the facility.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires forced our Antwerp processing facility to shut down in 2000 for a period of weeks and our Cressier refinery to shut down in 2003 for one week and affected operations at the refinery for several months thereafter. In addition, fires have forced the BRC refinery, which we acquired in May 2006, to shut down several times, most recently, in September 2005 for several days and in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

Unscheduled or unexpectedly long scheduled repair, maintenance and turnarounds at our refineries could affect our results of operations. In addition, as refining margins are volatile, it is possible that periods of expected low refining margins during which we undertake scheduled turnarounds could turn out to be high margin periods.

We need to carry out regular maintenance at our refineries. Our refineries are typically shut down every four years for major turnarounds to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. These shut-downs vary in duration depending on the complexity of the refinery and the work to be performed, but typically last between four to five weeks. We also shut down each refinery two years after each major turnaround in order to perform an intermediate turnaround, which typically lasts between three and four weeks. In addition, portions of our refineries may be shut down for shorter periods to perform more limited maintenance, catalyst replacement and capital improvements. We may need to shut down our refineries unexpectedly for repairs and maintenance. For example in the third quarter of 2006, the BRC refinery's throughput was affected by shut-downs totaling 19 days for safety and reliability maintenance following a small fire near its reformer unit, in which nobody was hurt, and following various electrical outages. Although we attempt to schedule shut-downs during periods of low refining margins, it is possible that our refineries may be shut down during periods of high margins as a result of, for example, the volatility and unpredictability of refining margins, the need to make unscheduled shut-downs or scheduled shut-downs taking longer to complete than expected.

We may not be able to manage our growth effectively.

If we successfully implement our business plan, we expect to grow rapidly through acquisitions. If the pace of our growth continues, it will place a strain on our administrative, financial and operational resources. To manage growth effectively, we will need to control costs, attract and retain highly skilled employees, improve our operating efficiency and enhance our management, financial and reporting systems and procedures.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our refinery operations.

The majority of our refinery employees are represented by trade unions under collective bargaining agreements, which are generally renegotiated every two years. While our relationships with the trade unions representing our employees in Belgium and the United Kingdom are normal, negotiations with these unions have, at times, been difficult. For example, the BRC refinery in Antwerp, which we acquired in May 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. We may experience strikes, lockouts or other significant work stoppages in the future, any of which could adversely affect our business, financial condition or results of operations.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. We do not know the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, in particular Thomas D. O'Malley, our chairman and chief executive officer, or the inability to hire experienced management personnel could materially adversely affect our operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland and the United Kingdom, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Germany, Africa and North America. Additionally, we purchase the crude oil that we refine predominantly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- our profitability will be affected by fluctuations in currency exchange rates; and

- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

We are faced with operational hazards and uninsured risks that could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to operational risks, such as fires, flooding, interruptions to power supplies, technical failures and explosions. Such risks and hazards could result in damage or harm to, or destruction of, properties, production facilities, people and the environment. Any or all of these hazards, as well as possible legal liability to us arising therefrom, could have a material adverse effect on our financial condition and results of operations. We have property, business interruption and liability insurance. Generally, our deductible for our property insurance is approximately €1.0 million for our refineries. The deductibles under our liability and business interruption insurance are approximately €225,000 and 85 days of business interruption, respectively. We believe these deductibles are consistent with industry practice. Our insurance may not fully cover the consequences of all property damage, business interruption and other liabilities. In particular, our business interruption insurance may not cover blockades and our property and our liability insurance does not cover gradual environmental and other damage that is not the result of an insurable accident, and does not cover any indemnity payments made to third parties relating to environmental costs. The occurrence of an event that affects operations and is not fully covered by insurance could have an adverse impact on our. business financial condition and results of operations. In addition, there can be no assurance that the insurance coverage we need to run our operations will be available on commercially reasonable terms in the future.

Any military strikes, sustained military campaigns or terrorist activity in the areas or regions where we do business could have a material adverse effect on our business, results of operations and financial condition.

Any military strikes or sustained military campaign in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and markets. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could have a material adverse effect on our financial position and may limit our financial flexibility.

Following our repayment of existing debt with the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V., we will still have a significant amount of debt outstanding. Assuming the application of the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. as described in "Use of Proceeds" as if these events had taken place on January 1, 2005, our total interest-bearing loans and borrowings as of June 30, 2006 would have been approximately $491.8 million. As at that date, our group equity on a pro forma combined basis would have been approximately $1,489.6 million.

Subject to certain restrictions in our bank facilities and other existing and planned debt agreements, we may incur significant additional debt in the future to fund our working capital needs and for other purposes, including possible future acquisitions. We have incurred and will continue to incur substantial short-term debt to fund our working capital needs.

Our substantial debt could have important consequences for you. For example, it could:

- make it more difficult for us to satisfy our debt-service obligations;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our ability to obtain additional financing to fund our capital expenditures, working capital, acquisitions and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to take advantage of significant business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt and greater access to capital resources than we have; and
- require us to dedicate a substantial portion of our cash flow from operations to payment of our debt.

In addition, our failure to comply with the covenants and restrictions contained in the agreements governing our indebtedness could trigger defaults under those agreements.

Risks Related to the BRC Refinery Acquisition, the Planned Ingolstadt Refinery Acquisition and Other Future Acquisitions

The risks associated with the acquisitions of the BRC and Ingolstadt refineries and their integration, and other future acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate any of these acquisitions into our business.

A substantial portion of our growth is expected to come from acquisitions, including our recent acquisition of the BRC refinery in May 2006 and our planned acquisition of the Ingolstadt refinery. A principal component of our strategy going forward is to continue to selectively acquire refining assets to increase cash flow and earnings. Our ability to do so will depend upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many other factors beyond our control.

In connection with the recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition or with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. For example, we are currently in the process of upgrading safety procedures and policies at the BRC refinery in order to conform the refinery's procedures to our standards.

The recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition and any other future acquisitions involve risks, including:

- unexpected losses of key employees, customers and suppliers of the acquired operations;
- difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;
- challenges in managing the increased scope, geographic diversity and complexity of our operations; and
- mitigating contingent and/or assumed liabilities.

If we are unable to successfully meet the challenges associated with one or more of our acquisitions, this could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits of the planned Ingolstadt refinery acquisition.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our planned acquisition of the Ingolstadt refinery included in this offering circular is based on information currently available to us and may prove to be incorrect. In addition, we may not realize any anticipated benefits of the acquisition and may not be successful in integrating the acquired assets into our existing business.

Although the information in this offering circular assumes the consummation of the Ingolstadt refinery acquisition, the consummation is subject to the satisfaction of certain conditions precedent, including review and approval from competition authorities. Our failure to acquire the Ingolstadt refinery would result in our asset base being smaller than as described in this offering circular.

Accordingly, we would not realize the anticipated benefits we discuss in this offering circular that are based on our completion of this acquisition.

We have provided limited historical financial and other information about the Ingolstadt refinery in this offering circular. We also have been unable to verify information in this offering circular relating to this refinery as completely as we would with information produced from our own internal sources.

We have not included in this offering circular any audited or unaudited historical financial statements for the Ingolstadt refinery. The Ingolstadt refinery has historically been operated as part of ExxonMobil's central European operations. As a result, separate stand-alone financial statements for this entity have not been prepared and are not available.

We have included in this offering circular certain business, operational and other information about the Ingolstadt refinery. This information has been derived from information provided to us by the seller of the Ingolstadt refinery and reflects our analyses of such information. We have not been able to verify this information by reference to the underlying sources or to the same extent as we would for information produced from our own internal sources. The seller of the Ingolstadt refinery has not reviewed or approved any of the information contained in this offering circular regarding the Ingolstadt refinery.

We may be liable for significant environmental costs relating to past and/or future acquisitions.

In connection with acquisitions of refineries, we may become responsible for certain environmental clean-up liabilities or costs. For example, the planned Ingolstadt refinery acquisition agreement provides that, subject to certain limitations, the seller will indemnify us only against a certain percentage, on a sliding-scale basis for up to eight years, of environmental liabilities and costs to the extent such liabilities and costs are related to acts or omissions by the seller prior to the completion of the acquisition. We have also agreed to indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity. There can be no assurances that the seller will satisfy its obligations under this agreement, that the liabilities and costs in excess of those that the seller has agreed to reimburse us for will not be significant or that significant liabilities will not arise with respect to the other matters we have assumed or for which we are indemnifying the seller. Moreover, if the seller were to become insolvent, the seller would be unable to reimburse us for the environmental liabilities that it has agreed to reimburse us for. In addition, we may agree to be responsible for these or other types of environmental liabilities in connection with future acquisitions. There can be no assurances that these environmental liabilities and/or costs or expenditures to comply with environmental laws will not have a material adverse effect on our current or future results of operations and financial condition.

Risks Relating to the Restructuring

We have recently divested our non-core assets and acquired EPH, including the BRC refinery and related supply and distribution assets. Our limited operating history as an entity without these non-core assets and with EPH makes it difficult to assess our historical performance and outlook for future revenues and other operating results.

Historically, our financial performance has been reported together with, and has been combined with, the results of operations, assets and cash flow of the Excluded Non-Core Assets and without giving effect to the acquisition of EPH, including the BRC refinery and related supply and distribution assets, on May 31, 2006. The Unaudited Pro Forma Combined Financial Statements included in this offering circular have been prepared to show our results of operations, financial position and cash flows after giving effect to certain pro forma assumptions and adjustments. In particular, the Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these

assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of presentation for these financial statements will differ from that used in the Unaudited Pro Forma Combined Financial Statements. The Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

We have continuing liability for certain obligations relating to divested assets.

We have significant liabilities in relation to the disposal of our non-core assets in recent years. In connection with certain of these disposals, we were required to give indemnities and guarantee certain obligations relating to some of the divested assets. For example, when we sold non-core assets in August 2006, our subsidiary Petroplus International B.V. unconditionally and irrevocably undertook to fully indemnify the acquirer of these assets, RIVR Divestment B.V, against all claims brought and losses to be suffered by RIVR Divestment B.V. resulting from certain liabilities of RIVR Divestment B.V. under any of the agreements pursuant to which RIVR Divestment B.V. sold or shall sell any of such non-core assets to third-party buyers, to the extent RIVR Divestment B.V. is unable to pay such amount and Petroplus International B.V. has provided prior written notice to RIVR Divestment B.V. that it agrees to the terms of the third-party agreement giving rise to such liability. In addition, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and the Oxyde Chemical group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, the sale of the Frisol/Bunkering group and Oxyde Chemical group. You can find more information about this indemnity and guarantee in "Certain Relationships and Related Party Transactions—Sale of Non-Core Assets". There can be no assurance that we will not be required to expend considerable amounts under the indemnities, guarantees and other liabilities we have incurred in connection with prior and planned asset disposals.

Risks Relating to Our Shares

The market price of our Shares may differ significantly from the initial offer price and the liquidity of any trading market that may develop could be limited.

Prior to the Offering, there has been no trading market for our Shares and there can be no assurance that an active market will emerge or can be sustained after the Offering. Accordingly, there can be no assurance as to the liquidity of any market for our Shares. The Offer Price of the Offered Shares will be determined by negotiations among us, the selling shareholder and representatives of the Managers and may bear no relationship to the price at which the shares will trade upon completion of the Offering. The market price of the Offered Shares subsequent to the Offering could be subject to fluctuations in response to factors such as actual or anticipated variations in our operating results, announcements of innovations or introductions of new products by either us or other market participants, changes in estimates or recommendations by financial analysts, currency exchange rates, regulatory developments, general market conditions and other factors. In addition, international financial markets have from time to time experienced price and volume fluctuations, which have been unrelated to the operating performance or prospects of individual companies. Consequently, the trading market for, and the liquidity of, our Shares may be materially adversely affected by general declines in the market or by declines in the market for similar securities.

Our existing shareholders will continue to have an interest in us following the Offering.

Upon completion of the Offering, and assuming the over-allotment option is exercised in full, our existing shareholders are expected to continue to own approximately 25% of our outstanding Shares and the selling shareholder alone will continue to beneficially own approximately 21% of our outstanding Shares. As a result, our existing shareholders will have an influence in matters submitted to a vote of our shareholders, including matters such as approval of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors, capital increases and amendments to our bylaws. The interests of our controlling shareholders may, in certain cases, differ from your interests.

If we, the selling shareholder or our Senior Management sell additional Shares after this Offering, the market price of our Shares could decline.

The market price of our Shares could decline as a result of sales of a large number of Shares in the market after this Offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, the selling shareholder and our Senior Managers have agreed not to offer or sell, directly or indirectly, any Shares without the permission of the Joint Bookrunners for a period of 180, 180 and 360 days, respectively, following the completion of the Offering, subject to certain exceptions. Sales of a substantial number of Shares following the expiration of these lock-up periods, or upon permission of the Joint Bookrunners, could cause our share price to fall.

We continually evaluate potential refinery acquisitions. Any other significant acquisition may require us to issue Shares or securities linked to the Shares to finance all or a portion of such acquisition. There can be no assurance that those Shares or securities would be issued at an appropriate price and would not cause our share price to fall.

Our ability to pay dividends in the future will depend upon future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors.

The amount of any future dividend payments we may make will depend upon our future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors, including applicable provisions of Swiss law requiring us to maintain certain statutory reserves and of our current and future financing arrangements. Our business is volatile and there can be no assurance that we will have distributable reserves available for dividends in the future.

U.S. holders may not be able to exercise preemptive rights, and as a result may experience substantial dilution upon future issuances of stock.

U.S. holders of Shares may not be able to exercise any preemptive or preferential rights in respect of shares held by them unless a registration statement under the U.S. Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We currently have no intention of filing such a registration statement. As a result, in the future we may sell shares or other securities to persons other than our existing shareholders at a lower price than the shares being sold in this Offering, and as a result U.S. shareholders may experience substantial dilution of their interest in Petroplus Holdings AG.

There is doubt as to the enforceability of civil liability provisions of U.S. federal or state securities laws.

Petroplus Holdings AG is organized under the laws of Switzerland. Some of our directors and executive officers and certain of the experts named herein are neither citizens nor residents of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us, or to enforce against them in U.S. courts judgments obtained in such courts predicated upon civil liability provisions of the federal or state securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liability provisions of the federal or state securities laws of the United States.

U.S. investors generally will suffer adverse U.S. federal income tax consequences if Petroplus Holdings AG is characterized as a passive foreign investment company.

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Whether Petroplus Holdings AG is a PFIC is determined annually, and will depend, among other things, upon the composition of Petroplus Holdings AG's income and assets, the market value of Petroplus Holdings AG's stock and changes in Petroplus Holdings AG's activities and in the assets and gross receipts of subsidiaries in which Petroplus Holdings AG owns at least a 25% interest. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year. You can find a more detailed discussion of the PFIC rules, in "Certain Swiss and

U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation—Passive Foreign Investment Company".

Holders of our shares may be subject to exchange rate risks.

The Shares being sold in the Offering are priced in Swiss francs, and, assuming that a trading market for our shares develops on the SWX, will be quoted and traded in Swiss francs. In addition, any dividends we may pay will be declared and paid in Swiss francs. Accordingly, holders of Shares resident in non-Swiss jurisdictions are subject to risks arising from adverse movements in the value of their local currencies against the Swiss franc, which may reduce the value of the Shares, as well as that of any dividends paid.

USE OF PROCEEDS

At the Offer Price of CHF 63.00 per share, the net proceeds received by us from the New Shares in this Offering will be approximately $889.6 million (CHF 1,074.0 million).

We currently intend to use the net proceeds from the Offering to repay existing indebtedness.

We will not receive any proceeds from the sale of the Existing Shares by the selling shareholder other than approximately $225 million (€175 million) from the repayment of a note payable from the selling shareholder to our subsidiary Petroplus International B.V.

The actual total net proceeds from the sale of New Shares in the Offering will depend on the number of New Shares issued and actually placed at the Offer Price. This will also determine the amount of commissions to be paid to the Managers.

DIVIDENDS AND DIVIDEND POLICY

All Offered Shares will have the same dividend rights as our other outstanding Shares. The Offered Shares will be entitled to dividends paid, if any, beginning for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. Since our incorporation in Bermuda in February 2006, we have not paid any dividends. While we currently intend to retain our future earnings to finance the improvement and expansion of our business, we intend to implement a cash dividend policy for our Shares in the future. Future dividends on our Shares, if any, will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividends paid on the Shares will be subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. In accordance with the requirements of Swiss law, we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital, as required by Article 671 of the CO.

Swiss law requires that the declaration of any dividend proposed by the board of directors be approved at the annual general shareholders' meeting by a majority of the Shares represented at the meeting. In addition, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory requirements and our articles of association (article 728 paragraph 1 of the CO).

Any proposal by the board of directors to declare a dividend, if any, will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax and other legal considerations. We expect that the principal source of funds for the payment of dividends, if any, will be dividends, interest and debt payments received from our current and future subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with applicable law of the relevant jurisdiction. For these reasons, and for the other reasons described above, we can provide no assurances that we will declare and pay any dividends in the future or that, if paid, the dividends will correspond to the policy described above. Payment of any dividends on the Offered Shares will be denominated in Swiss francs.

Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves.

Dividends and similar payments by Swiss companies to certain persons and organizations are currently restricted pursuant to sanctions imposed by the Swiss government.

CAPITALIZATION

The table below sets forth capitalization and other balance sheet information for Petroplus (Core Entities) as of June 30, 2006 on an actual basis and on an adjusted basis to reflect:

- the sale of the New Shares at the Offer Price of CHF 63.00 per share;
- the selling shareholder's repayment on its note to Petroplus International B.V.; and
- the use of the net proceeds from this Offering and the selling shareholder's repayment of its note as described under "Use of Proceeds".

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2006 included elsewhere in this offering circular.

	As of June 30, 2006	
	Actual	Adjusted
	(in millions)	
Cash and short-term deposits	$ 101.3	$ 101.3
Interest bearing loans and borrowings	$1,347.0	$ 232.9
Total shareholders' equity	339.6	1,229.2
Total capitalization	$1,686.6	$ 1,462.1

The capitalization table above has been prepared based on the Petroplus (Core Entities) combined balance sheet as of June 30, 2006 and does not reflect our actual consolidated balance sheet, as the combined balance sheet does not include the financial position and results of operation of the Excluded Non-Core Assets. Further, the combined balance sheet is not presented at the level of Petroplus Holdings AG and does not reflect the effect of the consolidation of the holding companies of Petroplus International B.V. (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG). Going forward, the basis of presentation for our financial statements will be at the Petroplus Holdings AG level. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

DILUTION

Our net tangible book value per share represents:

- our total assets, less intangible assets;
- less total liabilities; and
- divided by the number of our Shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our Shares in the Offering and the net tangible book value per share of our Shares immediately following the Offering.

After giving effect to the sale of the New Shares at the Offer Price of CHF 63.00 and the receipt by us of an estimated $889.6 million of net proceeds from the Offering, the adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) would have been $1,209.0 million, or $20.72 per share. This also represents an immediate dilution of $31.48 per share to new investors purchasing Shares in the Offering. The following table illustrates this per share dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Offer Price per share	CHF 63.00	CHF 63.00
Net tangible book value per share before the Offering[1]	$7.92	$7.92
Adjusted net tangible book value per share after the Offering	$20.72	$22.03
Dilution per share to new investors	$31.48	$30.16

(1) This calculation is based on total shares of 40,336,600. This represents the total issued shares of Petroplus Holdings AG giving effect to the change in par value and the reverse acquisition of RIVR Aquisition B.V. in August 2006. You can find more information about these changes in our share capital under "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Share Capital Changes".

While the per share amounts in the table above have been calculated using the number of Shares of Petroplus Holdings AG, the net tangible book value and adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) has been derived from the value of Petroplus (Core Entities) combined balance sheet and does not reflect the net tangible book and adjusted net tangible book value of Petroplus Holdings AG. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

SELECTED FINANCIAL DATA

The tables below set forth selected pro forma combined financial and operational information for Petroplus Holdings AG, as well as selected historical combined financial and operational information for Petroplus (Core Entities) and selected historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Aquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The selected historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The selected historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The selected historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The selected historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the selected financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the selected financial information below for EPH for the six months ended June 30, 2006.

The selected pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering assuming an Offer Price of CHF 61.50 (the mid-point of the price range at which the Shares were offered) and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the selected financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information set forth below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SELECTED PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
		(unaudited)
	($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[1]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[2]	$ 124.2	$ 157.7
Net debt[3]	$ (4.9)	$ 139.4
Hedging gain/(loss)[4]	$ (164.0)	$ 37.1
KEY OPERATING STATISTICS:[5]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 299.1
Refinery operating expenses[6]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.56
Refinery operating expenses[6]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005 (unaudited)	Six Months Ended June 30, 2006 (unaudited)
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[1]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[3]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[5]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refinery operating expenses	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[6]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[1]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[3]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[4]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data[8]:				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[5]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements, the Unaudited Pro Forma Combined Financial Statements and the related notes to those financial statements included elsewhere in this offering circular. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risk Factors" and elsewhere in this offering circular, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows us to achieve c.i.f. priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Recent Developments

Restructuring of Debt Facilities

In October 2006, we, through certain of our subsidiaries, secured a financing commitment for a new $635 million credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. This facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the repayment in full of the Senior Credit Facility (as described below) and the Second Lien Credit Facility (as described below). Borrowings under the Senior Secured Facility are expected to be available in euro, U.S. dollars, pounds sterling and Swiss francs.

In connection with the Offering we also intend to restructure and pay off certain of our debt agreements:

- We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to us to repay in full and cancel the Senior Credit Facility and the Second Lien Credit Facility.

- We intend to amend and increase the Inventory Revolving Credit Facility (as described below) to up to a total of $1.2 billion of committed availability for three years, which would allow for the subsequent cancellation of our Trade Finance Facilities (as described below). We also expect to have an option to increase the Inventory Revolving Credit Facility to up to $2.0 billion in connection with future acquisitions, including the Ingolstadt refinery.

In addition, we are considering replacing our Receivables Purchase Facility (as described below) with an asset backed commercial paper program in the first half of 2007 which would provide us with liquidity of up to $900 million.

Corporate Reorganization and Divestiture of Non-Core Assets

In August 2006, the selling shareholders contributed its shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. As part of and prior to the completion of this reorganization, we sold or entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties for total consideration of approximately $148 million, of which approximately $121 million had been received as of the date of this offering circular. The non-core assets include assets not related to our core refining and wholesale marketing operations and include Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; and Oxyde Chemical, our chemicals and plastics trading and distribution business. We also sold 4Gas, our liquefied natural gas import terminal and marketing businesses, to the selling shareholder in exchange for an approximately $225 million note and the assumption of approximately $64 million in debt, and sold our shares in the remaining non-core entities of the 4Gas group for an approximately $6.4 million note. We expect the selling shareholder to repay its note in full with part of the proceeds it receives from this Offering. You can find more information about these sales of non-core assets in "Certain Relationships and Related Party Transactions".

The Planned Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire one of ExxonMobil CE's refinery and wholesale businesses located in Ingolstadt, Germany. The purchase price will be approximately $425 million, plus the value of net working capital at the transaction closing date. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels. The Ingolstadt refinery has a crude oil throughout capacity of approximately 110,000 bpd. This acquisition is expected to close in the first half of 2007.

You can find more information about the planned acquisition of the Ingolstadt refinery and the effect this acquisition is expected to have on our results of operations in "—The Acquisition of the Ingolstadt Refinery", "—Outlook" and "The Acquisition of the Ingolstadt Refinery". The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Basis of Presentation

The discussions below under "—Results of Operations" and "—Liquidity and Capital Resources" contain separate analyses based on the Petroplus (Core Entities) Combined Financial Information and on the EPH Consolidated Financial Statements.

We have prepared and included in this offering circular the Petroplus (Core Entities) Combined Financial Information. This financial information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations (including the Cressier and Teesside refineries and EPH (the holding company of the BRC refinery) from the completion of the acquisition on May 31, 2006) for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. We have recorded the proceeds we received from the sale of the Excluded Non-Core Assets at the time the sale was realized directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these sales without impacting the

performance of our core operations in terms of the combined income statement and combined balance sheet.

We have prepared the Petroplus (Core Entities) Combined Financial Information in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering.

We believe the assumptions and adjustments underlying the Petroplus (Core Entities) Combined Financial Information are reasonable. However, the Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. In particular, our consolidated financial statements as of and for the year ending December 31, 2006 will not be directly comparable to Petroplus (Core Entities) Combined Financial Information because our consolidated financial statements will be prepared using IFRS principles for consolidation of subsidiaries, in particular, IAS 27, and will be prepared at the Petroplus Holdings AG level. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

Below we have also included separate discussions of the results of operations and cash flows of EPH based on the EPH Consolidated Financial Statements, which have been prepared in accordance with IFRS.

As subsidiaries are included in our financial statements from the date of their acquisition, the combined financial information for the Petroplus Core (Entities) as of and for the six months ended June 30, 2006 reflect the results of operations, financial position and cash flows of EPH from May 31, 2006, the date on which we acquired EPH, through June 30, 2006. To facilitate period-to-period comparability, we have added an adjusted column for the six months ended June 30, 2006 to the table of income statement data in the discussion of the results of operations for the Petroplus (Core Entities) below. The adjusted column excludes the results of operations of EPH for the period from May 31 to June 30, 2006. The discussion below of the results of operations for Petroplus (Core Entities) for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the figures in the adjusted columns.

Unless otherwise indicated, references to "we", "us" and "our" are to the Petroplus (Core Entities) only in the discussion below under "—Results of Operations" and "—Liquidity and Capital Resources".

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of

additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. The supply and distribution group is also responsible for our managing price exposure and related risks.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less material costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that when multiplied by a throughput number provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the ARA region, while a specific refinery might be located in an inland market where it is able to achieve a so-called inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super-unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super-unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil and product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging, activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery's relevant benchmark.

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly

available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil
BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/ two VGO/one 3.5% fuel oil

Each of the benchmark refining margins for our refineries are expressed in U.S. dollars per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

Cressier refinery. Based on the formula set forth in the table above, the benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 research octane number ("RON") gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a quote for gasoil) and 1% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery processes a low volume of MTBE as an additional feedstock. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately $2.50 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland. This regional premium across all products has historically averaged approximately $2.50 per barrel.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside refinery. The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oil are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and

straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately $0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

BRC refinery. The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 RON gasoline, two barrels of gasoil, two barrels of vacuum gasoil ("VGO") and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of naphtha on a c.i.f basis (as there is no direct quote, VGO has historically priced at this level) and 95 RON gasoline, heating oil (as a quote for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks. The overall effect of our crude and feedstock differential has historically averaged approximately $5.00 per barrel less than Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately $0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices[1]

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($/bbl)			
Crude Oil				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
Products				
Naphtha[2]	$42.42	$53.58	$49.13	$64.09
95 RON gasoline	$47.11	$63.02	$56.36	$75.72
ULSD	$51.94	$72.62	$66.92	$81.68
Gasoil[3]	$46.93	$67.63	$61.45	$77.78
1% Fuel oil	$25.12	$39.50	$34.30	$48.28
3.5% Fuel oil	$24.02	$36.38	$31.81	$47.13

Source: Bloomberg.

(1) Average of daily prices for trading days during the relevant period.

(2) Used also for the VGO price which does not have a quoted price.

(3) Based on the quoted price for heating oil.

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, interest rate and foreign currency fluctuations. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Materials cost for Petroplus (Core Entities) were negatively affected by hedging losses primarily relating to refining margin hedges of $7.1 million in 2004 and $116.1 million in 2005.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We are currently required to maintain certain levels of refining margin hedges in order to comply with our existing senior term debt and working capital facilities. We plan to repay and cancel our senior term debt and are currently renegotiating our working capital facilities to eliminate these hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we plan to significantly reduce the proportion of refining capacity hedges going forward. See "—Quantative and Qualitative Disclosure About Market Risks—Commodity Price Risk" and "Risk Factors—Risks Relating to Our Business and Our Industry—We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins".

Other Factors

We currently source our crude oil and refined petroleum products on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our Cressier and BRC refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and production of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, in the past we have purchased futures contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Also affecting our operating results is the safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

Petroplus (Core Entities)

All financial data in the discussion below of our results of operations are derived from the Petroplus (Core Entities) Combined Financial Information. As discussed above under "—Basis of Presentation", the discussion below of the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the "adjusted" column for the six months ended June 30, 2006 in the table of income statement data below.

The tables below provide supplementary income statement and operating data for Petroplus (Core Entities). Selected items in each of the periods are discussed separately below.

Petroplus (Core Entities)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005[1]	Six Months Ended June 30, 2006[1]	2006 Adjusted[1][2]
	($ million)				
INCOME STATEMENT DATA:					
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9	$2,952.4
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2	2,769.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7	$ 183.2
Personnel expenses	84.4	77.6	41.4	50.1	45.4
Operating expenses	51.8	68.6	30.6	35.4	32.6
Depreciation and impairments	31.0	40.7	18.1	19.6	18.2
Other administrative expenses	40.8	35.7	16.1	18.8	20.3
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8	$ 66.7
Financial(expense)/income, net	(33.4)	(63.7)	(48.3)	15.7	15.7
Financial currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)	(0.3)
Share of loss from equity investments	(2.7)	—	—	(0.2)	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4	$ 81.9
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)	(17.6)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2	$ 64.3
OTHER FINANCIAL DATA:[1]					
EBITDA[3]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3	$ 84.4
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5	$ 66.4

(1) Unaudited.

(2) Adjusted to exclude the results of operations of EPH for the period from May 31 to June 30, 2006.

(3) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
MARKET INDICATORS ($ per barrel):				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Benchmark refining margins:				
7/2/4/1 benchmark refining margin	$ 5.55	$ 7.79	$ 6.40	$ 7.13
5/1/2/2 benchmark refining margin	$ 3.97	$ 3.79	$ 3.78	$ 2.03

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA:[1][2]				
Crude oil throughput by refinery:				
Cressier	61.7	53.3	47.2	63.0
Teesside	98.5	105.4	106.1	89.9
Total crude oil throughput	160.2	158.7	153.3	152.9
Other feedstocks by refinery:				
Cressier	0.7	1.0	0.6	1.7
Teesside	—	—	0.2	—
Total other feedstocks	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Unhedged gross refining margin ($ million)	$282.4	$324.3	$108.6	$152.8
Refinery operating expenses ($ million)[3]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[3]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Unaudited.

(2) Excludes Antwerp processing facility.

(3) Refinery operating expenses reflect all costs directly related to the operation of the Teesside and Cressier refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at Cressier and Teesside[1]

	Year Ended December 31, 2004 Thousands of bpd	2004 % of throughput	2005 Thousands of bpd	2005 % of throughput	Six Months Ended June 30, 2005 Thousands of bpd	2005 % of throughput	2006 Thousands of bpd	2006 % of throughput
Throughput:								
Crude unit throughput								
Light sweet	143.6	89%	147.5	92%	143.2	94%	142.1	92%
Light sour	8.4	5	7.9	5	4.6	3	8.8	6
Medium sour	—	—	—	—	4.8	3	—	—
Heavy sour	8.2	5	3.3	2	0.7	—	2.0	1
Total crude unit throughput	160.2	100%	158.7	99%	153.3	100%	152.9	99%
Other throughput	0.7	—	1.0	1	0.8	—	1.7	1
Total throughput	160.9	100%	159.7	100%	154.1	100%	154.6	100%
Production:								
Light Products								
Gasoline	15.2	9%	13.2	8%	11.6	8%	15.9	10%
Diesel and gasoils	58.7	36	60.4	38	55.9	36	59.3	38
Jet fuel	10.7	7	8.3	5	8.0	5	9.1	6
Petrochemicals	0.8	1	0.7	—	0.6	—	0.6	—
Naphtha	22.6	14	25.0	16	24.8	16	21.9	14
LPG	4.0	2	3.2	2	3.2	2	3.5	2
Total light products	112.0	69%	110.7	69%	104.1	67%	110.3	71%
Low sulfur straight run	36.4	23	38.6	24	39.4	26	33.0	21
Fuel oil	8.9	6	7.3	5	5.8	4	8.2	5
Solid by-products/fuel consumed in process/fuel loss	4.0	2	3.6	2	3.7	2	3.8	2
Total production	161.3	100%	160.2	100%	153.0	99%	155.3	100%

(1) Unaudited.

Petroplus (Core Entities)—Six Months Ended June 30, 2006 (Adjusted) Compared to Six Months Ended June 30, 2005

Overview

Our net income was $64.3 million in the first six months of 2006 as compared to a net loss of $167.2 million in the corresponding period in 2005. Our operating income was $66.7 million in the first six months of 2006 as compared to an operating loss of $143.8 million in the corresponding period in 2005. Operating income in the first six months of 2006 included a gain of $66.4 million related to our commodity instruments. Operating income in the first six months of 2005 included a loss of $131.3 million related to our commodity instruments.

Revenue

Our revenue increased $331.3 million, or 13%, to $2,952.4 million in the first six months of 2006 from $2,621.1 million in the corresponding period in 2005. This increase in revenue was mainly attributable to higher refined petroleum product prices during the first six months of 2006.

Gross Margin

Our gross margin increased to $183.2 million in the first six months of 2006 from a loss of $37.6 million in the corresponding period in 2005. The improved gross margin in the first six months of 2006 was principally driven by gains from commodity instruments as well as strong market conditions. The net impact of our commodity instruments was a gain of $66.4 million in the first six months of 2006 as compared to a loss of $131.3 million in the corresponding period in 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 11% higher while our 5/1/2/2 benchmark refining margin for the Teesside refinery was 46% lower in the first six months in 2006 than in the first six months in 2005. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged $7.13 and $2.03, respectively, in the first six months in 2006.

Refinery Operations

Cressier. In the first six months in 2006, the Cressier refinery's total throughput rate averaged approximately 64,700 bpd.

In the first six months in 2005, the Cressier refinery's total throughput rate averaged approximately 47,800 bpd. The rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. In the first six months in 2006, the Teesside refinery's total throughput rate averaged approximately 89,900 bpd. The refinery experienced a reduced throughput rate due to a minor scheduled maintenance shut-down in the month of June 2006.

In the first six months in 2005, the Teesside refinery's total throughput rate averaged approximately 106,300 bpd.

Antwerp Processing Facility. Our Antwerp processing facility's results for the first six months of 2006 were an operating loss of $12.9 million as compared to an operating loss of $10.3 million for the first six months of 2005. The higher loss in the first six months of 2006 was largely due to increased expenditures related to the renewal of the facility's operating permit.

Personnel Expenses

Our personnel expenses increased $4.0 million, or 10%, to $45.4 million in the first six months of 2006 from $41.4 million in the corresponding period in 2005. This increase in personnel expenses was principally due to bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of our corporate reorganization.

Operating Expense

Our operating expense increased $2.0 million, or 7%, to $32.6 million in the first six months of 2006 from $30.6 million in the corresponding period in 2005.

Depreciation and Impairment

Our depreciation and impairment expenses increased $0.1 million, to $18.2 million in the first six months of 2006 from $18.1 million in the corresponding period in 2005.

Other Administrative Expenses

Our other administrative expenses increased $4.2 million, or 26%, to $20.3 million in the first six months of 2006 from $16.1 million in the corresponding period in 2005. This increase in other administrative expenses was principally due to increases in various professional fees, primarily for tax and consulting services.

Financial Income/(Expense), Net

Our financial income, net, was $15.7 million in the first six months of 2006 as compared to financial expense, net, of $48.3 million in the corresponding period in 2005. This positive financial income, net, in the first six months of 2006 was mainly due to gains of approximately $30.1 million related to foreign currency hedges as compared to a loss of $8.9 million in the corresponding period in 2005. In addition, the first six months of 2005 included a $22.9 million expense related to the repurchase of our senior notes due 2010 in connection with our delisting from the Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Our foreign currency exchange results represented a loss of $0.3 million both in the first six months of 2006 and in the corresponding period in 2005.

Share of Loss From Equity Investments

Our share of loss from equity investments was $0.2 million in the first six months of 2006 as compared to nil in the corresponding period in 2005.

Income Tax Benefit/(Expense)

Our income tax expense was $17.6 million in the first six months of 2006 compared to an income tax benefit of $25.2 million in the corresponding period in 2005. The income tax expense in the first six months of 2006 was largely attributable to growth in our operating income during that period, whereas the income tax benefit in the corresponding period in 2005 was primarily impacted by our hedging losses. Our effective tax rate was 21% in the first sixth months of 2006 as compared to the effective tax benefit of 13% in the corresponding period in 2005. Our effective tax rate in the first six months of 2006 was negatively impacted by significant gains on our commodity instruments and limitations on the use of our net operating losses and unrecognized tax losses.

Petroplus (Core Entities)—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Our net loss was $106.2 million in 2005 as compared to net income of $1.6 million in 2004. We recorded an operating loss of $45.8 million in 2005 as compared to operating income of $42.0 million in 2004. The operating loss in 2005 included a $116.1 million loss related to the change in fair value of our commodity instruments. This charge fully offset improvements resulting from the strong market conditions in 2005. The operating loss in 2004 included a loss of $7.1 million related to the change in fair value of our commodity instruments. In both 2004 and 2005, our commodity instruments were primarily refining margin hedges.

Revenue

Our revenue increased $192.3 million, or 4%, to $5,552.3 million in 2005 from $5,360.0 million in 2004. This increase in revenue was mainly attributable to overall higher refined petroleum product prices reflecting the stronger market conditions in 2005 versus the lower prices in 2004.

Gross Margin

Our gross margin decreased $73.2 million, or 29%, to $176.8 million in 2005 from $250.0 million in 2004. This decrease in gross margin was primarily due to the effects of our commodity instruments in a volatile and backwardated hydrocarbon market, where hydrocarbon prices were at historically high levels. We recorded losses of $116.1 million in 2005 and $7.1 million in 2004 related to the change in fair value of our commodity instruments, primarily refining margin hedges.

The effect of our commodity instruments on our gross margin in 2005 was partially offset by stronger average industry refining margins. Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 40% higher in 2005 than in 2004, averaging $7.79 in 2005 as compared to $5.55 in 2004. Our 5/1/2/2 benchmark refining margin for the Teesside refinery decreased 5% from $3.97 in 2004 to $3.79 in 2005. In 2005, refining margins were impacted by the overall volatility of the crude oil and petroleum products markets, which we believe were affected by, among other things, crude oil supply concerns related to the conflicts in the Middle East, political uncertainty in Nigeria and growth in demand for petroleum products.

Refinery Operations

Cressier. The Cressier refinery's total throughput rate averaged approximately 54,300 bpd in 2005, as compared to 62,400 bpd in 2004. The 2005 total throughput rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. The Teesside refinery's total throughput rate averaged approximately 105,400 bpd in 2005, as compared to 98,500 bpd in 2004. The increase in throughput rate was positively impacted by the absence of any turnarounds in 2005.

Antwerp. Our Antwerp processing facility's results for 2005 were an operating loss of $22.5 million as compared to an operating loss of $14.6 million in 2004. In 2005, the Antwerp processing facility experienced higher capital costs related to maintaining its operating permit and higher expenses for personnel training.

Personnel Expenses

Personnel expenses decreased $6.8 million, or 8%, to $77.6 million in 2005 from $84.4 million in 2004. This decrease in personnel expenses was principally due to a $10.0 million decrease in employee benefit expenses as a result of a change in the Swiss pension scheme, partially offset by increases in wages, salaries and bonuses.

Operating Expenses

Operating expenses increased $16.8 million, or 32%, to $68.6 million in 2005 from $51.8 million in 2004. This increase in operating expenses was primarily attributable to an increase of $9.7 million in chemical costs and an increase of $6.1 million in project costs. The increase in project costs related primarily to the regulatory permit expenses and other changes at our Antwerp processing facility.

Depreciation and Impairment

Depreciation and impairment expenses increased $9.7 million, or 31%, to $40.7 million in 2005 from $31.0 million in 2004. This increase in depreciation and impairment expenses was primarily due to an increase in property, plant and equipment purchased in 2004.

Other Administrative Expenses

Other administrative expenses decreased $5.1 million, or 13%, to $35.7 million in 2005 from $40.8 million in 2004. This decrease in general and administrative expenses was principally due to a reduction in bad debt expenses in the amount of $4.3 million.

Financial Income/(Expense), Net

Financial expense, net, increased $30.3 million, or 91%, to $63.7 million in 2005 from $33.4 million in 2004. This increase in financial expense, net, was mainly due to a $28.5 million expense related to

the repurchase of our 10.5% senior notes due 2010 in connection with our delisting from Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Foreign currency exchange losses were $3.1 million in 2005 as compared to $0.1 million in 2004. The losses in 2005 were principally due to volatility in foreign exchange markets. In addition, our Teesside refinery did not have a scheduled maintenance shut-down during 2005. As a result, we were able to sell more products in the local U.K. market, which increased our exposure to foreign currency adjustments.

Income Tax

An income tax benefit of $6.4 million was recorded in 2005 as compared to an income tax expense of $4.2 million in 2004. The income tax benefit in 2005 was primarily due to our operating loss in that year. The effective tax rate for 2005 decreased as result of an operating loss in 2005, as compared to operating income in 2004.

EPH

All financial data in this discussion of EPH's results of operations are derived from the EPH Consolidated Financial Statements.

The tables below provide supplementary income statement and operating data for EPH. Selected items in each of the periods are discussed separately below.

EPH

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005[1]	Six Months Ended June 30, 2006[1]
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Material costs	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
OTHER FINANCIAL DATA[1]				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Hedging gain/(loss)[3]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)

(1) Unaudited.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of EPH's operating results. Management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. EPH's EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($ per barrel, except as noted)			
MARKET INDICATORS:				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
6/1/2/2/1 benchmark refining margin	$ 3.32	$ 2.46	$ 1.84	$ 1.92
Dated Brent less Urals differential	$ 4.12	$ 4.06	$ 4.30	$ 4.32
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA[1]:				
Total crude oil throughput	91.1	92.7	95.7	89.6
Other feedstocks	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Unhedged gross refining margin ($ million)	$190.4	$275.5	$155.4	$152.2
Refinery operating expenses ($ million)[2]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[2]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Unaudited.

(2) Refinery operating expenses reflect all costs directly related to the BRC refinery's operation. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at BRC[1]

	Year Ended December 31,				Six Months Ended June 30,			
	2004		2005		2005		2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:								
Crude unit throughput								
Light sweet	5.0	5%	20.8	22%	15.8	16%	10.8	11%
Medium sour	72.9	77	52.0	54	60.2	62	55.7	57
Heavy sour	13.2	14	19.9	21	19.7	20	23.1	24
Total crude unit throughput	91.1	96%	92.7	97%	95.7	98%	89.6	92%
Other throughput	3.1	4	3.1	3	2.1	2	7.7	8
Total throughput	94.2	100%	95.8	100%	97.8	100%	97.3	100%
Production:								
Light Products:								
Gasoline	7.9	8%	8.9	9%	7.6	8%	10.7	11%
Diesel and gasoils[2]	55.1	58	56.2	59	56.5	58	59.4	61
Naphtha	7.0	7	7.2	7	9.0	9	4.0	4
LPG	1.8	2	2.2	2	2.1	2	2.4	2
Total light products	71.8	75%	74.5	77%	75.2	77%	76.5	78%
Fuel oil	19.5	21	17.7	19	22.4	23	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	4	3.4	4	3.3	3	3.5	4
Total production	94.4	100%	95.6	100%	100.9	103%	97.6	100%

(1) Unaudited.

(2) Includes VGO.

EPH—Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Overview

Net income was $56.7 million in the first six months of 2006 as compared to $67.0 million in the corresponding period of 2005. Operating income was $67.0 million in the first six months of 2006 as compared to $67.8 million in the corresponding period in 2005.

Revenue

Revenue increased $438.0 million, or 40%, to $1,526.7 million in the first six months of 2006 from $1,088.7 million in the corresponding period in 2005. This increase in revenue was mainly attributable to significantly higher refined petroleum product prices.

Gross Margin

Gross margin increased $17.2 million, or 16%, to $122.9 million in the first six months of 2006 from $105.7 million in the corresponding period in 2005. This increase in gross margin was mainly attributable to increases in refined petroleum product prices combined with purchases of lower-cost feedstocks to optimize the refinery's cost structure.

Average industry refining margins and crude oil price differentials were stronger in the first six months of 2006 than in the corresponding period in 2005. Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 4% higher in the first six months in 2006 than in the corresponding period in 2005. The 6/1/2/2/1 benchmark refining margin averaged $1.92 and $1.84 for the six months ended June 30, 2006 and 2005, respectively. The Dated Brent less Urals differential averaged $4.30 and $4.32 for the six months ended June 30, 2006 and 2005, respectively.

Refinery Operations

In the first six months in 2006, the BRC refinery's total throughput rate averaged approximately 97,300 bpd.

In the first six months in 2005, the BRC refinery's total throughput rate averaged approximately 97,800 bpd.

Personnel Expenses

Personnel expenses increased $10.6 million, or 63%, to $27.3 million in the first six months of 2006 from $16.7 million in the corresponding period in 2005. This increase in personnel expenses was principally due to higher bonuses paid in 2006, reflecting the increase in EPH's gross margin and an additional transaction bonus paid to certain employees in connection with our acquisition of EPH.

Operating Expenses

Operating expenses increased $4.5 million, or 42%, to $15.1 million in the first six months of 2006 from $10.6 million in the corresponding period in 2005. This increase in operating expenses was mainly attributable to costs incurred to maintain throughput levels during a power outage that occurred at the end of the first six months of 2006.

Depreciation and Amortization

Depreciation and amortization increased $0.5 million, or 6%, to $8.9 million in the first six months of 2006 from $8.4 million in the corresponding period in 2005.

Other Administrative Expenses

Other administrative expenses increased $2.4 million to $4.6 million in the first six months of 2006 from $2.2 million in the corresponding period in 2005. This increase in other administrative expenses primarily relates to the reversal of a provision in the first six months of 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net increased $3.5 million to $4.3 million in the first six months of 2006 from $0.8 million in the corresponding period in 2005. This increase in interest expense was mainly due to a $120 million increase in the Trade Finance Facilities during 2006.

Income Tax Benefit (Expense)

Income tax expense was $7.3 million in the first six months of 2006 compared to an income tax benefit of $0.4 million in the corresponding period in 2005. The income tax benefit recorded in the first six months of 2005 arose largely from utilization of tax-loss carryforwards. The effective tax rate was 11% in the first six months of 2006 as compared to a benefit of 1% in the corresponding period in 2005. The higher effective tax rate for the first six months of 2006 was primarily due to a change in EPH's tax jurisdiction from the Cayman Islands to Switzerland.

EPH—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Net income was $143.6 million in 2005 as compared to $79.5 million in 2004. Operating income was $146.9 million in the 2005 as compared to $91.1 million in 2004. Operating income included losses of $47.9 million in 2005 and $27.8 million in 2004 related to the change in the fair value of our commodity instruments, primarily refining margin hedges.

Revenue

Revenue increased $519.2 million, or 30%, to $2,267.4 million in 2005 from $1,748.2 million in 2004. This increase was mainly attributable to an overall price increase for refined petroleum products in 2005, reflecting stronger market conditions in 2005.

Gross Margin

Gross margin increased $65.0 million, or 40%, to $227.6 million in 2005 from $162.6 million in 2004. This increase in gross margin was principally driven by the BRC refinery's increased use of lower-cost feedstocks in its throughput slate.

Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 26% lower in 2005 than in 2004. The 6/1/2/2/1 benchmark refining margin averaged $2.46 in 2005 and $3.32 in 2004. The Dated Brent less Urals differential averaged $4.12 and $4.06, respectively, in 2005 and 2004.

Refinery Operations

In 2005, the BRC refinery's total throughput rate averaged approximately 95,800 bpd.

In 2004, the BRC refinery's total throughput rate averaged approximately 94,200 bpd.

Personnel Expenses

Personnel expenses increased $3.4 million, or 13%, to $28.9 million in 2005 from $25.5 million in 2004. This increase in personnel expenses was principally due to the higher bonuses that were paid as a result of the improved operating results, partially offset by a slight reduction in personnel.

Operating Expense

Operating expenses increased $8.6 million, or 36%, to $32.5 million in 2005 from $23.9 million in 2004. This increase in operating expenses was mainly attributable to higher costs related to repairs and maintenance, increases in excise taxes as a result of higher production and increased premiums for insurance.

Depreciation and Amortization

Depreciation and amortization decreased $0.8 million, or 5%, to $14.2 million in 2005 from $15.0 million in 2004.

Other Administrative Expenses

Other administrative expenses decreased $2.0 million, or 28%, to $5.1 million in 2005 from $7.1 million in 2004. This decrease in general and administrative expenses was principally due to the release of a provision in 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net, increased $0.7 million, or 44%, to $2.3 million in 2005 from $1.6 million in 2004. The increase was primarily due to increased interest on bank overdrafts of approximately $2.3 million offset by decreased interest on a loan from its parent company and additional interest income on higher cash balances in 2005.

Income Tax Benefit/(Expense)

An income tax benefit of $4.7 million was recorded in 2005 compared to an income tax expense of $1.7 million in 2004. The tax benefit in 2005 primarily arose from the utilization of tax loss carry-forwards in 2005.

Liquidity and Capital Resources

Cash Flows—Petroplus (Core Entities)

All financial data in this discussion of our cash flow activity are derived from the Petroplus (Core Entities) Combined Financial Information.

The following table summarizes the cash flow activity of Petroplus (Core Entities) for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$(48.1)	$(211.0)
Cash (used in) investing activities	(81.9)	(121.3)	(23.2)	(451.1)
Cash provided by (used in) financing activities	135.7	(3.5)	1.6	683.4
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 99.5	$ (77.2)	$(85.6)	$ 38.6
Cash and short-term deposits at beginning of period	40.4	139.9	139.9	62.7
Cash and short-term deposits at end of period	$139.9	$ 62.7	$ 54.3	$ 101.3

Operating Activities

Our working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude oil and refined product shipments and tax and other duty payments.

Cash flows used in operating activities for the six months ended June 30, 2006 were $211.0 million as compared to $48.1 million for the corresponding period in 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. For the six months ended June 30, 2006, the effect of working capital changes was negative $304.0 million. The majority of these working capital changes were due to changes in the fair value of our derivative instruments, partially offset by an increase in trade debtors due to the timing of payments received on our refined petroleum product sales. The effect of working capital changes was positive $137.0 million for the six months ended June 30, 2005. Working capital changes in the six months ended June 30, 2005 primarily reflected changes in the fair value of our derivative financial instruments, partially offset by an increase in inventory.

Cash flows provided by operating activities were $66.1 million for the year ended December 31, 2005 as compared to $38.0 million for the year ended December 31, 2004. Cash flows from operating

activities for the year ended December 31, 2005 were mainly impacted by changes in working capital. The effect of changes in our working capital for the year ended December 31, 2005 was $171.1 million as compared to $82.5 million for the year ended December 31, 2004. The effect of changes in working capital in 2005 primarily related to the timing differences between the receipt of cash for our refined petroleum products sales and payments for our inventory, as well as changes in the fair value of our derivative financial instruments.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $451.1 million as compared to $23.2 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 were mainly impacted by the $429.2 million (net of cash received) we spent to acquire EPH on May 31, 2006.

Cash flows used in investing activities for the year ended December 31, 2005 were $121.3 million as compared to $81.9 million for the year ended December 31, 2004. The cash flows used in investing activities in 2005 primarily reflect $74.7 million net cash paid for a note receivable issued to RIVR Acquisition B.V. The cash flows used in investing activities in 2004 primarily reflect $76.7 million in capital expenditures.

You can find additional information about our capital expenditures under "—Capital Spending".

Financing Activities

Cash flows provided by financing activities for the six months ended June 30, 2006 were $683.4 million as compared to cash flows provided by financing activities of $1.6 million for the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a net increase in debt of $526.1 million. This increase in debt was mainly used to finance the acquisition of EPH and our ongoing operations. We also received a shareholders' contribution of $157.3 million from the disposal of non-core entities. Financing activities in the six months ended June 30, 2005 primarily included a shareholders' contribution of $31.3 million from the sale of non-core assets offset by a net decrease in debt of $33.0 million.

Cash flows used in financing activities were $3.5 million for the year ended December 31, 2005 as compared to cash provided by financing activities of $135.7 million for the year ended December 31, 2004. Financing activities in 2005 primarily related to a net decrease in debt of $89.8 million. This decrease was largely offset by a shareholders' contribution of $89.5 million from the disposal of non-core assets. Financing activity in 2004 largely reflects $136.5 million from shareholders' contribution from the disposal of non-core entities.

You can find additional information about the terms of our indebtedness under "—Summary of Indebtedness".

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, our total cash and short-term deposits were $101.3 million and our total interest bearing loans and borrowings were approximately $1,347.0 million.

Cash Flows—EPH

All financial data in this discussion of EPH's cash flow activity are derived from the EPH Consolidated Financial Statements.

The following table summarizes EPH's cash flow activity for the periods indicated:

EPH

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$(65.1)	$ 66.3
Cash used in investing activities	(29.6)	(29.3)	(13.1)	(10.7)
Cash (used in) provided by financing activities	(44.2)	70.4	56.1	(118.1)
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 13.8	$ 44.8	$(23.2)	$ (61.8)
Cash and short-term deposits at beginning of period	29.8	43.6	43.6	88.4
Cash and short-term deposits at end of period	$ 43.6	$ 88.4	$ 20.4	$ 26.6

Operating Activities

EPH's working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude and refined product shipments and tax and other duty payments.

Cash flows provided by operating activities for the six months ended June 30, 2006 were $66.3 million as compared to cash flows used in operating activities of $65.1 million for the six months ended June 30, 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. The effect of working capital changes for the six months ended June 30, 2006 was negative $6.8 million, as compared to negative $144.1 million for the six months ended June 30, 2005. The changes in working capital in the six months ended June 30, 2006 are primarily the result of timing differences between the receipt of cash for refined petroleum products sales and payments for inventory. Cash flows from operating activities for the six months ended June 30, 2005 were mainly impacted by changes in inventory, trade debtors and trade creditors.

Cash flows provided by operating activities were $5.1 million for the year ended December 31, 2005 as compared to $87.1 million for the year ended December 31, 2004. Cash flows from operating activities in 2005 were mainly impacted by increases in payments for inventory. The effect of working capital changes for 2005 was negative $142.3 million as compared to negative $7.8 million for 2004. The changes in working capital in 2005 were primarily a result of increases in crude oil prices and the build-up of crude oil feedstocks and inventory.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $10.7 million as compared to $13.1 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 and 2005 primarily related to capital expenditures. Capital expenditures in the first six months of 2005 primarily related to the construction of a total isomerization plant ("TIP") unit, that became operational in June 2005.

Cash flows used in investing activities for the year ended December 31, 2005 were $29.3 million as compared to $29.6 million for the year ended December 31, 2004. The cash flow used in investing activities in 2005 reflects capital expenditures of $23.1 million, primarily for construction of the TIP unit and $4.9 million used for the acquisition of a small subsidiary. Capital expenditures were $4.5 million lower in 2005 than in 2004, reflecting lower permit-related expenditures in 2005.

You can find additional information about EPH's historical capital expenditures under "—Capital Spending".

Financing Activities

Cash flows used in financing activities for the six months ended June 30, 2006 were $118.1 million as compared to cash flows provided by financing activities of $56.1 million in the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a $98.0 million

dividend to EPH's parent company and net repayments on short-term borrowings of $21.4 million. Financing activities in the six months ended June 30, 2005 primarily reflect an increase of short-term borrowings of $51.4 million.

Cash flows provided by financing activities for the year ended December 31, 2005 were $70.4 million as compared to cash flows used in financing activities of $44.2 million for the year ended December 31, 2004. Financing activities in 2005 primarily reflects higher net borrowings that were incurred in 2005 to finance the construction of the TIP unit. Financing activities in 2004 primarily reflects net repayments in short-term borrowings of $51.9 million.

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, total cash and short-term deposits were $26.6 million, and total interest bearing loans and borrowings were approximately $114.4 million.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into three major categories:

Permit-related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities pursuant to regulations pertaining to the remediation or the reduction of the impact on soil, water and air and occupational, safety and health issues.

Sustaining capital expenditures include regular, non-permit-related capital expenditures we make to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut-downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

The total capital expenditures, excluding acquisition expenditures, of Petroplus (Core Entities) are summarized in the following table by major category for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (unaudited)
	($ million)		
Permit-related	$ —	$ 1.9	$ 2.1
Sustaining	73.3	35.6	10.4
Turnaround	3.4	9.1	9.4
Total capital expenditures	$76.7	$46.6	$21.9

The total capital expenditures of EPH are summarized in the following table by major category for the periods indicated:

EPH

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (unaudited)
	($ million)		
Permit-related	$11.8	$ 8.2	$ 5.8
Sustaining	13.1	14.7	5.5
Turnaround	2.7	0.2	1.1
Total capital expenditures	$27.6	$23.1	$12.4

You can find information about our budgeted capital expenditures in "—Outlook".

Summary of Indebtedness

Overview

The following table sets forth our financial indebtedness and cash balances on as of June 30, 2006 for the Petroplus (Core Entities), which includes EPH:

	As of June 30, 2006 (unaudited) ($ million)
Senior Credit Facility	$589.3
Second Lien Credit Facility	125.5
Inventory Revolving Credit Facility	323.0
Receivables Purchase Facility	79.1
Trade Finance Facilities	91.1
Other liabilities[1]	139.0
Total financial debt	$1,347.0
Cash and short-term deposits	101.3
Net financial debt	$1,245.7

(1) Other liabilities primarily relate to our other small credit facilities, our finance lease obligations and smaller credit facilities.

Below is a summary of the material credit facilities and other material financing arrangements for the Petroplus (Core Entities) and EPH, including a description of our plans with respect to such facilities or arrangements in connection with or following the Offering.

Term Loan Facilities

As described below, we have secured financing commitments for the Senior Secured Facility for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay and cancel our existing Senior Credit Facility and Second Lien Credit Facility.

Senior Secured Facility

During October 2006, we, through certain of our subsidiaries, secured financing commitments for a new $635 million (€500 million) senior secured credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the purchase of the Ingolstadt refinery. The Senior Secured Facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the full repayment and cancellation of the Senior Credit Facility and the Second Lien Facility. Funds can be drawn on the Senior Secured Facility in euro, U.S. dollars, pounds sterling and Swiss francs. The borrowings under this facility would be jointly

and severally guaranteed by certain of our subsidiaries. The borrowings will be secured by, *inter alia,* pledges from some of our subsidiaries on capital stock and fixed assets. We do not intend to draw on this new facility during 2006.

The Senior Secured Facility will contain covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, making capital expenditures and amending or waiving certain material agreements.

The Senior Secured Facility will also contain certain financial covenants, including covenants requiring us to maintain a minimum ratio of EBITDA to net interest expense.

Compliance with the covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the Senior Secured Facility.

Senior Credit Facility

Certain of our subsidiaries are party to a $781 million senior credit facility dated February 10, 2005 (as amended, the "**Senior Credit Facility**"). The borrowings under the Senior Credit Facility bear interest at LIBOR (or, in relation at any loan in euro, EURIBOR) plus the applicable margin and any mandatory costs. The margin range is 2.50% to 2.75% and for certain tranches the margin can be reduced based on our interest cover ratio.

As of June 30, 2006, the borrowing outstanding under the Senior Credit Facility was approximately $589.3 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Senior Credit Facility in full.

Second Lien Credit Facility

Certain of our subsidiaries are party to a second lien credit facility dated February 10, 2005 (as amended, the "**Second Lien Credit Facility**"). Borrowing availability under the Second Lien Credit Facility is limited to $127 million. The borrowings under the Second Lien Credit Facility bear interest at EURIBOR plus 6.5% and any mandatory costs.

As of June 30, 2006, the borrowing outstanding under the Second Lien Credit Facility was approximately $125.5 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Second Lien Facility.

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a $750 million multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended, the "**Inventory Revolving Credit Facility**").

The Inventory Revolving Credit Facility is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the Inventory Revolving Credit Facility. Revolving loans under the Inventory Revolving Credit Facility bear interest at a rate that is the aggregate of a margin of 1.75% per year and LIBOR (or, in relation to any revolving loan in euro, EURIBOR) and any mandatory costs. Bank overdrafts are limited to $20 million and bear interest at a rate that is the aggregate of a margin of 1.75% per year, any mandatory costs and the overdraft lender's base rate or such other base rate as is agreed. The margin is reduced to 1.50% per year if our consolidated tangible net worth, as defined in the documentation, is equal to or greater than €200 million. Commissions on payment instruments vary depending upon the type of payment instruments. The borrowings under the Inventory Revolving Credit Facility are jointly and severally guaranteed by certain of our subsidiaries and the SPV purchaser under our Receivables Purchase Facility and, such borrowings are secured by certain assets of the borrowers and certain of the

guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The Inventory Revolving Credit Facility terminates on December 23, 2008.

The Inventory Revolving Credit Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses, making certain dividend or other restricted payments and amending or waiving certain material agreements.

The Inventory Revolving Credit Facility Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of $165 million or the sum of $127 million plus 25% of our net income, whichever is higher;
- a minimum ratio of EBITDA to net interest expense of 2.20:1, with such ratio increasing on March 31, 2008 to 2.5:1 until maturity;
- a minimum ratio of total term borrowings to EBITDA of 3.45:1, with such ratio decreasing on June 30, 2007 and decreasing periodically thereafter to 2.25:1 until maturity; and
- a minimum ratio of cash flow to debt service of not less than 1:1 until maturity.

Compliance with these covenants is determined in the manner specified in the documentation governing the Inventory Revolving Credit Facility. Under the facility, the calculation of EBITDA differs from the calculation of EBITDA presented elsewhere in this offering circular.

As of June 30, 2006, our borrowings under the Inventory Revolving Credit Facility were $323.0 million.

Following the completion of the Offering, we intend to amend and increase the Inventory Revolving Credit Facility to up to a total of $1.2 billion of committed availability for three years. This increase would enable us to refinance and cancel our bilateral trade finance facilities described below. We also expect the amended Inventory Revolving Credit Facility to contain an option to increase the facility amount to up to $2.0 billion on a pre-approved but uncommitted basis in connection with the planned completion of our acquisition of the Ingolstadt refinery or the completion of any other acquisitions that we may make in the future, and we expect to have additional uncommitted availability under the facility. Money market loans under this amended and increased Inventory Revolving Credit Facility are expected to bear interest at a rate that is the aggregate of a margin of between 1.00% and 2.00% per year (depending upon our consolidated tangible net worth and upon our financial leverage ratio) and LIBOR (or, in relation to any loans in euro, EURIBOR) and any mandatory costs.

The amended Inventory Revolving Credit Facility is expected to contain certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of €500 million ($635 million) increasing by 25% of net income after tax (NIAT) starting with 2007 NIAT, capped at approximately €750 million ($950 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20:1, increasing December 31, 2007 to 2.50:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the amended Inventory Revolving Credit Facility.

Receivables Purchase Facility

Certain of our subsidiaries are party to a $400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "**Receivables Purchase Facility**"). The Receivables Purchase Facility is guaranteed by certain of our subsidiaries and are secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPV purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less 2 weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The Receivables Purchase Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The Receivables Purchase Facility also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio of EBITDA to net interest expense of 2.20:1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70:1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45:1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Receivables Purchase Facility.

As of June 30, 2006, our borrowings in U.S. dollars, euro, Swiss francs and pounds sterling under the Receivables Purchase Facility were $79.1 million.

We are considering replacing the Receivables Purchase Facility with an asset backed commercial paper program (the "**ABCP Program**") during the first half of 2007, which would also be used to finance receivables related to the sale of inventory from the BRC and Ingolstadt refineries and possibly from any other refineries that we may acquire in the future. If completed, we expect that the ABCP program would provide us with more liquidity (possibly up to a total of $900 million) than is currently available under the Receivables Purchase Facility.

Bilateral Trade Finance Facilities

EPH has five secured (including certain asset security) uncommitted bilateral trade finance facilities (the "**Trade Finance Facilities**"). As set out above, after the completion of the Offering, we intend to increase the Inventory Revolving Credit Facility and subsequently repay and cancel the Trade Finance Facilities.

As of June 30, 2006, the total amount available for utilization under these facilities was $660 million. The Trade Finance Facilities are available in the form of revolving loan advances, overdrafts and other payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and guarantees. The overdrafts under the Trade Finance Facilities bear interest at a rate that is the aggregate of each bank's cost of funding plus a margin of 1.50% per year for four of the facilities, with a total amount available of $510 million, and 1.25% per year for one of the facilities, with a total amount available of $150 million. The commissions on each payment instrument vary depending upon the type of payment instruments.

The Trade Finance Facilities contain financial covenants including, for two of the Trade Finance Facilities, covenants requiring EPH's subsidiary Petrotrade BV to maintain:

- a minimum net equity of at least $50 million; and
- a maximum ratio of total on- and off-balance sheet liabilities to net equity of 10 to 1.

Compliance with these covenants is determined in the manner specified in the documentation governing the Trade Finance Facilities.

As of June 30, 2006, EPH had $91.1 million of borrowings outstanding pursuant to the Trade Finance Facilities.

Other Working Capital Facilities

We also have some smaller working capital facilities available, including a $19 million overdraft facility.

Letters of Credit and Guarantees

There are amounts outstanding in relation to various letters of credit under certain working capital facilities and under various lines of credit in relation to guarantees. These instruments are used primarily for crude, feedstock and product purchases. At June 30, 2006, for Petroplus (Core Entities),

the aggregate of the amounts outstanding in relation to these letters of credit and lines of credit is $608.9 million.

Liquidity and Capital Resources

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. To fund our planned acquisition of the Ingolstadt refinery and related supply and distribution assets, we intend to access our Senior Secured Facility, use cash flow from operations and potentially draw upon our working capital facilities. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Contractual Obligations

The following table summarizes the material contractual obligations and commitments for the Petroplus (Core Entities) as of December 31, 2005:

Petroplus (Core Entities)

	Payments Due by Period[1]			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
	(unaudited) ($ million)			
Long-term debt obligations[2]	$ 509.7	$ 148.7	$159.8	$201.2
Finance lease obligations	29.2	1.4	8.6	19.2
Operating lease obligations	8.9	5.9	1.8	1.2
Purchase obligations[3]	1,464.5	1,464.5	—	—
Total	**$2,012.3**	**$1,620.5**	**$170.2**	**$221.6**

(1) Excludes the purchase price for our acquisition of EPH and the purchase price for our planned acquisition of the Ingolstadt refinery and related supply and distribution assets.

(2) We intend to use the net proceeds received in the Offering and the proceeds from the selling shareholder's repayment of its note to Petroplus International B.V. to repay outstanding debt.

(3) Represents contractual obligations for future crude oil term purchases. These obligations were calculated using information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

The following table summarizes the material contractual obligations and commitments for EPH as of December 31, 2005:

EPH

	Payments Due by Period			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
	(unaudited) ($ million)			
Long-term debt obligations	$ 21.5	$ 9.8	$11.7	$ —
Finance lease obligations	2.8	0.4	2.4	—
Operating lease obligations	2.8	0.4	1.5	0.9
Purchase obligations[1]	1,883.8	1,883.8	—	—
Total	**$1,910.9**	**$1,894.4**	**$15.6**	**$0.9**

(1) Represents contractual obligations for future crude oil term purchases. These obligations were calculated with information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price, volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2005, Petroplus (Core Entities) had letters of credit in the amount of $509.8 million and other guarantees in the amount of $85.8 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

As of December 31, 2005, EPH had guarantees in the amount of $21.6 million. The guarantees primarily related to security over credit facilities.

The Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire ExxonMobil CE's refinery and related businesses located in Ingolstadt, Germany. This acquisition is expected to close in the first half of 2007. There can be no assurances that the acquisition will be completed.

Based on information currently available to us, we believe that our acquisition of the Ingolstadt refinery will benefit us in the following ways:

We believe the acquisition will be accretive to our earnings, generate positive cash flow from operations and represent a 37% addition to our total throughput capacity. We expect to operate the Ingolstadt refinery at a total throughput of 100,000 to 110,000 bpd, which includes both crude oil and other feedstocks. Our ability to achieve these results depends on various factors, many of which are beyond our control, including the market environment for refined products and crude oil, general economic conditions, regulatory environment and unanticipated changes in the Ingolstadt refinery's operations.

The acquisition will increase our presence in Germany and Europe. The Ingolstadt refinery is located in the inland, niche southern German market providing product premiums for gasoline, jet fuel and other distillates, such as ULSD and heating oil. We estimate these product premiums to be approximately $1.50 per barrel compared to similar products sold in Rotterdam. We expect the Ingolstadt refinery's location advantage to continue, especially for middle distillates. Both Bavaria and Germany as a whole are short on middle distillates capacity.

The acquisition should enhance and complement our asset base. We believe the Ingolstadt refinery will enhance and complement our existing refineries. With the acquisition of the Ingolstadt refinery, we will increase the number of our operating refineries from three to four, and our combined crude oil throughput capacity from 295,000 to 405,000 bpd. We expect to be able to opportunistically direct crude cargoes from the oil fields in the Caspian Sea to either the Ingolstadt refinery or the Cressier refinery. In addition, the Ingolstadt refinery has a highly skilled and experienced workforce, who we believe complement the knowledge of our other refineries' workforces and enable us to further strengthen the implementation of best practices across our refineries.

Because the Ingolstadt refinery has historically been operated as part of the much larger organization ExxonMobil Corporation, detailed financial statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Schelhallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged $1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. We estimate that the regional premium has averaged approximately $1.50 per barrel across all of the refinery's products.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and . production volumes in "The Acquisition of the Ingolstadt Refinery".

We have calculated an illustrative gross margin, which is revenue less materials costs, for the Ingolstadt refinery based on information currently available to us, including throughput and production data, and on assumed market prices adjusted for the Ingolstadt refinery's product premiums in its niche inland southern German market. Our estimate of the refinery's illustrative gross margin for both 2004 and 2005 is between $265 million to $275 million per year, with the results for 2005 being negatively impacted by a turnaround that occurred at the refinery during that year. In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The illustrative information presented above is based upon a number of assumptions. This information does not necessarily reflect the Ingolstadt refinery's actual historical performance and may not be representative of the Ingolstadt refinery's future financial performance.

Outlook

The discussion below contains forward-looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Forward-Looking Statements", "Risk Factors" and elsewhere in this offering circular.

The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt refinery and have not operated that facility. As a result, the forecasted information relating to the Ingolstadt refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that absent any unexpected changes, the refining industry will perform well in 2007, subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "—Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 6/1/2/2/1 benchmark refining margin for the BRC refinery and 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than the turnarounds described below.

Cressier Refinery

We expect the Cressier refinery's full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd in 2007.

BRC Refinery

We expect the BRC refinery's full-year total throughput rate will be approximately 85,000 bpd to 95,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut-down for an estimated 35 to 45 days.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's full-year total throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd, the refinery's crude oil throughput capacity.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strategic petroleum reserves throughout Europe. We estimate that we will generate approximately $9 million to $11 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt refinery. For the full-year 2007, we expect other revenues contributed by activities included in the Ingolstadt aquisition will be $13 million to $15 million.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 should range between $150 million and $180 million, excluding those related to the Ingolstadt refinery. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between $80 million to $85 million for the full-year 2007. These refinery operating expense estimates include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, excluding non-refinery personnel expenses and other administrative expenses, in 2007 will be consistent with our historical performance. Our non-refinery personnel expenses are expected to fluctuate in 2007 based on the number of our non-refinery employees and our financial performance.

Depreciation and Impairment

We expect depreciation and impairment expenses to be approximately $90 million to $100 million for 2007. This includes a full-year of depreciation of EPH assets and approximately $20 million for a full-year of depreciation related to our potential acquisition of the Ingolstadt refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life of four years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

After giving effect to the planned repayment and refinancing of our debt facilities discussed above under "—Recent Developments—Restructuring of Debt Facilities" and taking into account our expected financial performance, we expect that our net interest will have a blended rate of the published EURIBOR rate plus between 1.25% and 1.5%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities.

Income Taxes

We expect our effective income tax rate for 2007 to range from approximately 10% to 15% of our net income before taxes.

Capital Expenditures

Our strategy is to grow both through internal investments in our refineries and through the purchase of additional refinery assets. We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions and including those planned for EPH, to be $52 million for the six months ending December 31, 2006, and $146 million for the year ending December 31, 2007. We currently expect to spend $425 million, plus the value of net working capital, to complete the acquisition of the Ingolstadt refinery in the first half of 2007. Assuming crude oil prices of $65 per barrel, the value of the Ingolstadt refinery's net working capital would be approximately $345 million based on the refinery's current inventory levels. The following table summarizes our budgeted capital expenditures, excluding acquisitions, for the six months ending December 31, 2006 and for the year ending December 31, 2007 by major category:

Budgeted Capital Expenditures

	Six Months Ending December 31, 2006	Year Ending December 31, 2007[1]
	($ million)	
Permit-related	$10	$ 28
Sustaining	24	50
Turnaround	2	22
Subtotal	$36	$100
Project-related[2]	16	46
Total budgeted capital expenditures	$52	$146

(1) Excludes budgeted capital expenditures for the Ingolstadt refinery.

(2) Project-related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher-value light products at our refineries as well as IT projects.

Included in our forecasted project-related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. For the most part, the planned projects are in the $10 million to $25 million cost range and have an expected return period of approximately 1.5 to 2.5 years. We expect to put our currently planned group of projects in service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the six months ending December 31, 2006 and the year ending December 31, 2007, including those related to the acquisition of the Ingolstadt refinery, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to de-bottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately $55 million to $65 million to 2009. These projects are expected to increase the Cressier refinery's incremental throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Teesside Refinery

At our Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately

$20 million to $30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage installed to accommodate the higher-sulfur-content feedstocks. Based on our estimates, this project will cost approximately $70 million to $80 million by the time it is placed in service, during the scheduled turnaround in 2008.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization (TIP) improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shut-down in 2007 at a total cost of less than $1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. This project is expected to cost approximately $15 million, based on our estimates, and is also planned to be completed during the scheduled turnaround in 2007.

Antwerp Processing Facility

We are planning to improve the Antwerp processing facility's sulfur recovery, ability. By improving sulfur recovery, the desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm USLD. We expect this project to cost approximately $2 million and to be completed in 2008.

Ingolstadt Refinery

Based on our review of information provided by the seller, we expect that capital expenditures at the Ingolstadt refinery will amount to around $40 million to $45 million in 2007. Approximately $10 million of that amount relates to sustaining capital expenditures and the remainder relates to. projects. Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement upon successful completion of the acquisition. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. As part of the sale and purchase agreement for the Ingolstadt refinery, we have agreed to fund the remaining expenditures for the project, which are currently expected to amount to approximately $5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, this project is expected to cost approximately $15 million and is to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low-sulfur heating oil. Following the implementation of the 1,000ppm heating oil project, the former reactor will be available for increased production of ULSD. The cost of this project is estimated to be approximately $9 million and would also be completed in 2007. This project is expected to increase the Ingolstadt refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third-party company to produce bio-diesel blending components. This third party would bear the cost of constructing a production plant for bio components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completed in 2008.

Quantitative and Qualitative Disclosure About Market Risk

General

The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk

Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum product, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity. Our commodity price-risk management strategy, therefore, focuses on ways to utilize the commodity futures and forward markets to manage risk associated with these price fluctuations.

In the past we have used several strategies to minimize the impact of volatility in feedstock costs and refined product prices on our profitability. Due primarily to the requirements of our existing senior debt and working capital facilities, we are required to hedge our refinery margin, being the spread between crude prices and refined petroleum product prices and hedge our minimum operating stock requirements. We maximize the atmospheric fuel oil premium through fixed differential physical contracts for our Teesside refinery. These hedges protect the refinery's expected minimum operating throughput of 70% of full capacity for 2007. Similar to our Teesside refinery, our Cressier refinery has previously been hedged at approximately 85% of production.

Prior to the completion of the Offering, we intend to amend our senior term debt and are currently renegotiating our bank facilities to eliminate the hedging requirements. Upon the amendment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward, which will leave us exposed to changes in the refining margins, and we possibly will reduce the amount of hedges on our minimum operating stock.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the U.S. dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the U.S. dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in U.S. dollars as well as euro, Swiss francs and pounds sterling.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in euros, Swiss francs and pounds sterling and then translated into U.S. dollars for inclusion in our financial statements. Thus, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a negative affect on our revenues as reported in U.S. dollars. Conversely, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a positive effect on our expenses as reported in U.S. dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated in not only U.S. dollars but also in euro, Swiss francs and pounds sterling. Accordingly, the relative movements of the exchange of the exchange rate of the U.S. dollar against any of these non-U.S. dollar currencies can significantly affect our results of operations.

As of June 30, 2006, approximately 34% of our pro forma combined indebtedness (not including any indebtedness we may incur in connection with the acquisition of the Ingolstadt refinery) was denominated in U.S. dollars, approximately 50% was denominated in euro, approximately 9% was denominated in Swiss francs and approximately 7% in pounds sterling. As a result, a decrease in the value of any of these non-U.S. dollar currencies against the U.S. dollar will result in a decrease in the U.S. dollar value of the relevant non-U.S. dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the U.S. dollar will result in an increase in the U.S. dollar value of such indebtedness.

Interest Rate Risk

As of June 30, 2006, we had $1,347.0 million of total borrowings. We are subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of June 30, 2006, we had interest rate swaps against these borrowings in a total aggregate amount of approximately $459 million with a remaining average maturity of approximately 2.2 years.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees or letters of credit or similar credit mitigation instruments.

Critical Accounting Judgments and Estimates

The preparation of our financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require a more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to our Cressier refinery; in the course of evaluating that contract under IFRIC 4, *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined product to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Goodwill

We determine whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use

requires us to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets

Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write-down of crude oil or refined petroleum products may be considered. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

INDUSTRY OVERVIEW

Introduction

Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable finished petroleum products, such as diesel fuel, gasoline and home heating oil. Refining is primarily a margin-based business where both the feedstocks and refined petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks and converting them into finished petroleum products.

The oil refining industry operates in a global business environment. There is worldwide demand for crude oil, other feedstocks and refined petroleum products, all of which are transported at relatively low costs by sea and by pipeline between geographic regions. There are 662 oil refineries worldwide, with approximately 103 operating in western Europe.

The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the cost of crude oil. By way of demonstrating the improved industry environment, the Northwest European crack spread, as an indicator of margins for individual refineries operating in the Antwerp-Rotterdam-Amsterdam ("**ARA**") region, averaged $2.95 per barrel between 1992 and 1999. As a result of the improvement in underlying industry fundamentals, these spreads averaged $6.96 per barrel from 2000 to 2005 and $11.89 per barrel in the first six months of 2006. The following chart shows the Northwest European 2/1/1 crack spread per barrel since 1992, together with the average crack spread per barrel for the periods from 1992 to 1999 and from 2000 to 2005 and the first half of 2006:

Northwest European Refining Margins: 1992–2006



$/bbl
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Average 1992-1999: $2.95
Average 2000–2005: $6.96
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 H1 2006
Bloomberg NWE Cracking US$/bbl (Ticker: CRKS211B)

Source: Bloomberg.

The European oil refining industry is currently characterized by capacity shortages, high utilization rates, increasing demand for specialized refined petroleum products, especially ULSD, and increasing supplies of lower cost sour crude oils. The overview below explains the basics of the refining process and certain factors that influence our industry.

Refining Basics

Refineries are uniquely designed to process specific crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

- separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;
- chemically convert the separated hydrocarbons into more desirable products; and
- treat the products by removing unwanted elements and compounds.

Each step in the refining process is designed to maximize the value of the refined petroleum products produced.

Below is a description of refinery conversion units. Not all refineries possess each of these units.

Distillation. The first refinery units to process crude oil are typically the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and liquefied petroleum gas, vaporize and exit the top part of the atmospheric distillation unit. Medium-boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher-boiling liquids, such as fuel oils, and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher-value products or are sent to storage tanks for sale to customers.

Conversion. The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking", a process that breaks, or cracks, higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the visbreaking unit, the coker, the hydrocracker and the FCC unit. Thermal cracking is accomplished in the visbreaking unit and/or the coker. The visbreaking unit receives heavy residuum feedstock from the crude distillation units and transforms it at high temperature into lighter products such as gasoline, naphtha, kerosene and distillates. The remaining heavy residuum from the visbreaker has a lower viscosity than the heavy residuum from the crude distillation unit, which means that fewer diluents have to be added to be able to use the residuum as fuel oil. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC. Hydrocrackers receive feedstocks from cokers, FCCs and crude distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude distillation units and coker into liquefied petroleum gas, gasoline and distillates by applying heat in the presence of a catalyst. A FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

Reforming. The production of light distillates is performed in a refinery's continuance catalyst regeneration unit. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

Removal of Impurities. Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals, and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil

The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour):

- *Density.* The less dense the crude, the lighter and thinner it is. Conversely, the more dense the crude, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees". The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.
- *Sulfur content.* Crude is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

The terms light, medium and heavy when used in reference to crude oils refer to their API gravity, and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil. Light sweet crude oils typically are more expensive than heavy sour crude oils because they require less treatment and, therefore, lower operating costs to produce a slate of products with a greater percentage of higher value, light refined products. Heavy and sour crude oils produce a greater percentage of lower-value products with simple distillation and require additional processing and higher operating costs to produce the higher-value, light refined products. In seeking to maximize their refining margins, refiners strive to process the optimal mix, or slate, of crude oils through their refineries, depending on each refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils.

Industry Terminology

Crack Spreads

Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. The "2/1/1" crack spread assumes two barrels of crude oil will be converted, or "cracked", into one barrel of gasoline and one barrel of diesel fuel. Average 2/1/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. In Europe, the crude oil used to calculate crack spreads is Brent blend for northwest Europe, and Urals, also referred to as Russian Export Blend Crude Oil or "REBCO", for the Mediterranean region.

Actual refinery margins vary from the 2/1/1 or other reference crack spread due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crudes

Oil prices and quality are usually stated by reference to certain benchmarks, including:

- *Dated Brent* is the price of all ready shipments of Brent blend, a light sweet North Sea crude oil. Brent blend has a gravity of approximately 38° API and sulfur content of approximately 0.4%. Most of the Brent blend is refined in northwest Europe, but significant volumes are also shipped to the United States and the Mediterranean region. Oil production from Europe, Africa and the Middle East flowing west tends to be priced off the Dated Brent benchmark. According to the International Petroleum Exchange, this benchmark is currently used for pricing of two-thirds of the world's internationally traded crude oil supplies. Brent blend has a rolling-price assessment based on the physical Brent-Forties-Oseberg crude oil cargoes loading not less than ten days forward and loaded f.o.b. at the named port of shipment.
- *West Texas Intermediate* (or "WTI"), the benchmark for North American crude oil, is lighter and sweeter than Brent. WTI has a gravity of approximately 40° API and sulfur content of approximately 1.2%.
- *Urals*, the Russian benchmark crude oil, is a medium sour crude oil. Urals is a mixture of several crude oil qualities transported for export and domestic Russian use via the Russian crude oil

transportation system. Urals has a gravity of approximately 32° API and sulfur content of approximately 1.2%. The spot price of Russian Export Blend is reported at Augusta, Italy, and Rotterdam, the Netherlands, the two primary delivery points.

Sweet/Sour Differential

The sweet/sour differential is the price differential between sour and light sweet crude oils. In the European context, this term generally refers to the price differential between Urals and the Brent blend. Urals crude oil, being a heavier and more sour crude than Brent blend, typically trades at a discount to Brent blend. The price differential has increased in recent years as a consequence of the increase in the production of sour crude oil, demand for light petroleum products and demand for sweeter crudes due to more stringent sulfur-content regulations for gasoline and diesel fuel.

Product Differentials

Because refineries produce many other products that are not reflected in crack spreads, product differentials to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel, and relatively low volumes of by-products, such as liquefied petroleum gas, residual fuel oil, petroleum coke and sulfur.

Operating Costs

Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy.

Refinery Products

The main refinery products, not all of which we produce, are as follows:

Petroleum Gases. Petroleum gases are the lightest products of the refining process, primarily consisting of methane, ethane, propane and butane. Their primary uses include heating and use as an intermediary in petrochemical manufacturing processes. Petroleum gases are often liquefied under pressure to create liquefied petroleum gas ("LPG"), consisting primarily of propane and butane, for use as a fuel and an intermediate material in the petrochemical manufacturing process.

Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene and isobutylene, are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemicals are produced for use as solvents, including benzene, toluene and xylene.

Gasoline. One of the most significant refinery products is motor gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

Naphtha. Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry, for catalytic reforming and in the production of hydrogen.

Middle Distillates. Middle distillates are diesel fuels, heating oils and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating and oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking and space heating, lighting, solvents and for blending into diesel fuel.

Fuel Oil. Fuel oils are petroleum products that are used as fuels for home heating and industrial and utility boilers.

Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

Petroleum Coke. Petroleum coke, a by-product of the coking process, is almost pure carbon and has a variety of uses. Fuel-grade coke is used primarily by power plants as fuel for producing electricity. Premium grades of coke, low in sulfur and metal content, are used as anodes for the manufacture of aluminum.

Niche refined petroleum products. Various refined petroleum products are produced in relatively small quantities such as base oils, biofuels, MTBE, ETBE, TAME and other refined petroleum products. These products are commonly used as blending components for transportation fuels or for lubricants.

Industry Characteristics

Refinery Complexity

Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. The configuration of complex oil refineries is typically oriented towards the production of gasoline (catalyst cracking), whereas the configuration of others is oriented towards the production of middle distillates (thermal conversion and/or hydrocracking). Refinery complexity is commonly measured by the Nelson Complexity Index, which is calculated annually by the *Oil and Gas Journal*. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput. The average Nelson Complexity Index rating for refineries in western Europe is approximately 7.2.

Refinery Locations

The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via sea tanker vessels, pipelines, rail or tank trucks. Refining companies seek to maximize their profits by placing their products in the markets where they receive the highest netbacks. Due to their lower logistics costs, oil refineries located in coastal areas typically have a competitive advantage over oil refineries located inland in sourcing crude oil supplies. Nevertheless, certain inland refineries with niche market positions may also have significant competitive advantages. Oil refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and satisfying local demand.

Ownership of Refineries

Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream activities, or refining, marketing and other operations, such as gas, petrochemicals, power, and transportation operations.

An independent refiner has no source of proprietary crude oil production; it purchases its feedstocks on the open market under term or spot contracts.

Refiners primarily distribute their products through either wholesale or retail channels. Oil refining companies that operate as wholesalers principally sell their refined petroleum products under term and spot contracts to their customers. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets.

In recent years, integrated oil companies have sought to lower their exposure to the western European refining sector through divestments and rationalization of their refining portfolio. We believe this trend will continue.

Industry Trends

Limited Oil Refining Capacity

The global demand for refined petroleum products has grown faster than refining capacity for those products in recent years. According to the *2006 BP Statistical Review of World Energy*, while refining capacity in the European Union decreased approximately 23% from 19.2 million barrels per day in 1981 to 14.8 million barrels per day in 2005, demand for refined fuels increased 11.3% from 4.8 billion barrels to 14.8 million barrels over the same period.

The following chart sets forth global oil refining capacity and global refined petroleum product demand and supply from 1966 through 2005:

Global Oil Refining Capacity and Product Demand and Supply: 1966–2005



Thousands of bpd
90,000
80,000
70,000
60,000
50,000
40,000
30,000
1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004
Global Product Supply
Global Refining Capacity
Global Product Demand

Source: 2006 BP Statistical Review of World Energy.

The oil refining industry was characterized by overcapacity throughout the 1980s and much of the 1990s, resulting in lower investment in additional refining and conversion capacity. Although global refining capacity began to rise again during the late 1990s, particularly in Asia, Africa and the Middle East, this was offset by refinery closures in western Europe and the United States. The number of refineries in operation in western Europe declined from 158 in 1981 to 103 in 2005 and in the United States from 303 to 132 during the same period. These closures typically involved inefficient, small-scale and technologically weak refinery assets. Since the 1980s, instead of directing investment towards the construction of new refineries, western European and U.S. refiners have been directing investment towards expanding the capacity of existing infrastructure, upgrading and converting existing infrastructure to comply with increasingly stringent environmental regulations and making refineries more competitive through better technology, energy conservation and greater ability to run cheaper crude oil feedstocks. In addition, current U.S. and E.U. environmental legislation, lengthy planning procedures and construction times averaging five to seven years limit the relative attractiveness of "greenfield" refinery investments compared with investments in upgrades of existing facilities. Chinese GDP expansion is expected to absorb much of the planned increase in Asian refining capacity.

From 1981 to 2005, the compound average growth rate in global refining capacity was 0.4% compared to a compound average growth rate of 2.0% for petroleum products consumption during the same period, highlighting the shrinking excess refinery capacity gap and the limited ability for growth in capacity to match the growth in demand. Within our operating markets, the capacity constraints are even more acute.

The following table sets forth the total refining capacity located in certain countries that form part of the operating market for our current refinery activities and the total refining capacity in the European Union in 1995, 2000 and 2005 and the compound annual growth rate of that capacity from 1995 to 2005:

Total Refining Capacity: 1995, 2000 and 2005

	1995	2000	2005	Compound Annual Growth Rate (1995-2005)
	(thousands of bpd)			%
United Kingdom	1,884	1,778	1,848	(0.19)%
Belgium	692	770	778	1.18%
Switzerland	132	132	132	0.00%
Germany	2,104	2,262	2,322	0.99%
Total European Union	14,130	14,498	14,901	0.53%

Source: 2006 BP Statistical Review of World Energy and, for Switzerland, Oil and Gas Journal.

High Utilization Rates

Between 1981 and 2005, refinery utilization increased from 63.8% to 92.4% in the European Union and from 69.7% to 87.7% in the United States. The US Energy Information Administration projects that over the next 25 years utilization will remain high relative to historic levels, ranging from 93% to 95% of design capacity in the United States, approaching an effective maximum rate. The trend towards greater capacity utilization has been driven by several factors including those discussed above.

The following chart sets forth the average utilization rates of oil refineries located in the European Union and the United States compared with the number of operable refineries in Western Europe and the United States from 1981 through 2005:

Number of Refineries Versus Utilization in Europe and the United States: 1981–2005



Utilization rate (%)
100%
90%
80%
70%
60%
50%
Number of refineries
300
250
200
150
100
50
1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005
Average Utilization Rate European Union
Average Utilization Rate United States
Number of Western European Refineries
Number of U.S. Refineries

Source: 2006 BP Statistical Review of World Energy and Oil and Gas Journal.

Forecasted Supply and Demand Fundamentals

The structure and development of supply and demand of refined petroleum products, as well as the specifications for refined petroleum products, vary between geographical regions. Europe and North America are expected to show only a limited increase in capacity but continued growth in demand. In North America, this is expected to increase further the net shortage in refining capacity, while in

Europe the supply-demand situation is expected to remain tight. The table below shows the expected development in total demand for petroleum products and refinery supply for Europe and North America for 2005, 2010 and 2015:

Europe and North America Petroleum Product Demand and Refining Capacity: 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Demand	16,825	17,270	17,514
Supply	17,007	17,459	17,667
Surplus	182	189	153
North America			
Demand	22,110	22,758	23,636
Supply	20,992	21,643	22,359
Deficit	(1,118)	(1,115)	(1,277)

Source: Energy Market Consultants (2006).

Even though demand is expected to increase in both North America and Europe, the structure of demand is expected to develop differently in the two regions. In Europe, there is expected to be increasing demand for diesel and a decreasing demand for gasoline, as a result of a trend away from gasoline-powered cars and towards diesel-powered cars. In contrast, demand for gasoline is expected to grow in North America. The graphs below show the aggregate demand for the principal refined petroleum products for 2005, 2010 and 2015 for North America and Europe.

Demand for Petroleum Products in North America: 2005, 2010 and 2015



12,000
10,000
8,000
6,000
4,000
2,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

Demand for Petroleum Products in Europe: 2005, 2010 and 2015



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

As a result, significant imbalances between demand and supply of different refined petroleum product qualities have developed. Most importantly, according to Energy Market Consultants, there is currently a shortage of gasoline production capacity in North America of 677,000 bpd, while Europe is facing a shortage of diesel fuel production capacity of 225,000 bpd. The increased European demand for diesel also resulted in a decrease in demand for gasoline and consequently Europe currently has a surplus of 1,047 bpd in gasoline. These imbalances are expected to continue over the next ten years due to increasing demand generated by forecasted population growth in each of these regions, the increasing dieselization in Europe and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The table below shows the expected development in net supply position in Europe and North America for diesel and gasoline for 2005, 2010 and 2015:

Gasoline and Diesel Surplus/(Deficit): 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Gasoline	1,047	1,709	2,094
Diesel	(225)	(353)	(568)
North America			
Gasoline	(677)	(541)	(608)
Diesel	(66)	(73)	(4)

Source: Energy Market Consultants (2006).

These product supply-and-demand imbalances within Europe and North America have created attractive opportunities for those oil refiners capable of supplying products complying with the required specifications in each geographical region. Price differentials between Europe and North America that result from the above-mentioned product supply and demand imbalances make exporting to North America an attractive opportunity. Refineries in the European Atlantic Basin that are located near, or

have pipeline connections to, deep water shipping terminals are expected to benefit from the expected future growth in exports of gasoline from Europe to North America.

The expected demand development in our operating markets is similar to the aggregate demand development for Europe as a whole. The following chart illustrates the demand in the operating markets for various refined petroleum products in 2005 and forecasts for 2010 and 2015:

Total Demand for Petroleum Products: 2005, 2010 and 2015


3,000
2,500
2,000
1,500
1,000
500
0
000s bpd
Belgium
Germany
UK
Switzerland
2005
2010
2015

Source: Energy Markets Consultants (2006).

Market Prices

The pricing of refined petroleum products is mainly driven by the prevailing demand-and-supply balance, movements in crude oil prices and changes in inventory levels as well as the price development of standardized transactions made on the major petroleum exchanges. The following chart illustrates

market-price trends for the principal refined petroleum products and for Dated Brent for 1995 through 2005:

Petroleum Product Prices: 1995–2005


100
90
80
70
60
50
40
30
20
10
0
$ per bbl
Jan -95
Jul -95
Jan -96
Jul -96
Jan -97
Jul -97
Jan -98
Jul -98
Jan -99
Jul -99
Jan -00
Jul -00
Jan -01
Jul -01
Jan -02
Jul -02
Jan -03
Jul -03
Jan -04
Jul -04
Jan -05
Jul -05
Jan -06
Jul -06
Gasoline
ULSD
Dated Brent

Source: Platts.

Price trends of refined petroleum products do not necessarily track the price trends of crude oil, since product price trends are also affected by inventory levels and by price fluctuations on international oil exchanges. The following chart illustrates the differences between the market prices of the principal refined petroleum products and market price for Dated Brent for 1995 through 2005:

Petroleum Product Crack Spreads: 1995–2005


30
20
10
0
-10
-20
-30
$ per bbl
Jan -95
Jul -95
Jan -96
Jul -96
Jan -97
Jul -97
Jan -98
Jul -98
Jan -99
Jul -99
Jan -00
Jul -00
Jan -01
Jul -01
Jan -02
Jul -02
Jan -03
Jul -03
Jan -04
Jul -04
Jan -05
Jul -05
Jan -06
Jul -06
Gasoline
ULSD
Fuel Oil

Source: Platts.

Increased Light/Heavy and Sweet/Sour Differentials

With the improvement in the global economy in recent years, worldwide crude oil demand has increased. The incremental production from OPEC and other oil producers to fill this demand has tended to be heavier, sour crude oils. At the same time, many refiners have turned to processing lighter crude oils to maximize yields of light transportation fuels, resulting in increased supplies of heavy and sour crude oils. As a result, the discounts for heavy and sour crude oils relative to the prices of light crude oils have increased. The average price differential between Dated Brent crude oil and Urals crude oil averaged $4.32 per barrel in the first six months of 2006 compared to $4.30 per barrel in 2005, $4.12 per barrel in 2004 and $1.66 per barrel in 2003. We believe that greater worldwide supplies of lower-cost heavy and sour crude oils and increased demand for light crude oils will continue to provide a cost advantage to refineries with complex configurations that are able to process heavier, sour crude oils.

The following chart shows the price differential between Dated Brent crude oil and Urals crude oil from 1994 through the first half of 2006:

Brent—Urals Spread: 1995 to 2006



$ per bbl
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1H 2006

Source: Bloomberg.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve c.i.f.-priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.

May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell or contract to sell Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example, we:

Recruited an Experienced Management Team. In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has more than 25 years of industry experience and a proven track record of successfully growing and enhancing shareholder value. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.

Acquired the BRC refinery. In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.

Divested Our Non-Core Assets to Focus on Refining. We continued to divest, or entered into contracts to divest, non-core assets that were not related to our refining and wholesale marketing operations and in August 2006 we sold the majority of the remaining non-core assets for approximately $378 million plus approximately $64 million of assumed debt. These non-core assets primarily included Petroplus Tankstorage, Frisol/Bunkering, Oxyde Chemical, 4Gas and other non-core assets. You can find more information about these divestitures in "Certain Relationships and Related Party Transactions".

Agreed to Acquire the Ingolstadt Refinery. We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets. The purchase of the Ingolstadt refinery is expected to increase our combined crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

Favorable Supply and Demand Fundamentals in Europe. We believe that the supply and demand fundamentals for refined petroleum products in Europe have improved since the late 1990s and will remain favorable. According to *Oil and Gas Journal*, the number of refineries in western Europe, decreased from 158 in 1981 to 103 in 2005. Energy Market Consultants projects that capacity additions in western European countries will increase total refining capacity at an annual rate of only 0.2% per year over the next decade, while demand for refined petroleum products is expected to continue to grow steadily at 0.4% per year over the next decade. Most of this growth in demand is expected to come from diesel and jet fuel, partially offset by a decrease in demand for gasoline.

Increasing Supply and Demand Imbalances Between Europe and North America. Significant imbalances between demand and supply of different refined petroleum product qualities have developed in North America and Europe. North America currently is facing an increasing shortage of gasoline production capacity. Europe, on the other hand, is facing an increasing shortage of diesel fuel production capacity while having an excess of gasoline production capacity. These imbalances are expected to continue in the next few years due to increasing demand generated by forecasted population growth and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The price differentials between Europe and North America that result from these supply and demand imbalances are making long-distance sea transport of refinery products increasingly attractive.

Continued Consolidation of the Refining Sector. We believe that the continuing consolidation in the refining industry may create attractive opportunities to acquire competitive refining capacity. During the period from 1995 to 2005, the percentage of U.S. refining capacity owned by major integrated oil and/or state-owned companies decreased from 76% to 68%. During this same period, the percentage of U.S. refining capacity owned by the top ten owners of refining assets increased from 50% to 67%, and the share held by independent refiners increased from 24% to 32%. We believe similar trends are currently underway in Europe where the market share held by independent refiners increased from 11% to 16% between 1995 to 2005. We believe the U.S. and European refining industry will continue to consolidate in the future.

Increasing Demand for Products Meeting Tighter Specifications. We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels. Tightened petroleum product specifications and the increased role of renewable raw materials have resulted in increasing demand for new high-quality transportation fuels and other products, such as ULSD and biodiesel. Demand for low-sulfur products in the European Union is expected to increase further as the E.U. mandatory maximum sulfur limit for gasoline and diesel fuel is lowered in 2009 from the current limit of 50ppm to 10ppm.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

Track Record of Highly Experienced and Growth-Oriented Management Team. Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team have a proven track record in the refining industry. From 2002 to 2005, Mr. O'Malley was the chairman and chief executive officer of Premcor Inc. From 1990 to 2001, he was chairman and chief executive officer of Tosco Corporation. Mr. O'Malley led both Premcor Inc. and Tosco Corporation during periods of significant growth in operations and shareholder returns through successful refinery asset acquisitions and seamless integration of these acquisitions. At Petroplus, he has assembled an experienced and committed management team consisting of executives who have held key management positions in growth-oriented organizations in the refining sector.

Proven Ability to Identify, Execute and Integrate Acquisitions. The Petroplus organization and our new management team have substantial experience in identifying, executing and integrating acquisitions. We believe we are at the forefront of successfully consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the

Ingolstadt refinery acquisition in July 2006. We believe our established track record of operating refineries, combined with the previous experience and reputation of our new management team, provides us with the credibility required to be the preferred buyer in divestment processes.

Leading Pure Play Refiner. We are a "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand. As a result, we are free to supply our products into the distribution channel or market that we believe will maximize profit. We do not own assets or businesses, such as petroleum exploration and production assets or substantial retail distribution assets, that compete for capital or management attention. Therefore, our capital and attention are focused on improving our existing refineries and acquiring additional competitive refining capacity.

Multi-Site Refining System with Geographic and Cash Flow Diversification. We own three refineries and are in the process of acquiring the Ingolstadt refinery. With this acquisition, we expect our combined crude oil throughput capacity will be approximately 405,000 bpd, increasing our total throughput capacity by 37%. Our portfolio of multiple refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.

Strategically Located Refineries with Cost and Supply Advantages. Each of our refineries is located in an area that offers key competitive advantages. For example, the Cressier refinery is one of only two refineries in Switzerland, a country that imports approximately 60% of its refined petroleum products, principally by rail and over the Rhine River. Due to significantly lower transportation costs, the Cressier refinery benefits from a built-in margin premium vis-à-vis imported refined products and is able to stay competitive from a pricing perspective. Our Teesside refinery's pipeline connection to the Ekofisk loading terminal at Sea Sands enables it to achieve reduced crude delivery costs and a competitive advantage over other European refineries that process the same crude oil. Our BRC refinery's location, adjacent to the Port of Antwerp at the center of the ARA region, provides it with proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence; favorable logistics and sea-going crude and product transport, including to Africa and North America; and access to sour crude oils that can be purchased on a spot basis for prices below prevailing market prices for Dated Brent.

Ability to Produce Products Complying with the Latest Environmental Requirements. Our refineries produce products complying with the latest environmental requirements, such as the E.U. low-sulfur gasoline and diesel standards. Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur requirements, eliminating the need to divert additional capital to meet these requirements.

Export Channel to North America. There has been a growing product supply-and-demand imbalance between North America and Europe for gasoline. We believe that we are well positioned to take advantage of Atlantic Basin arbitrage due to the BRC refinery's proximity to ports and potentially realize premium margins if current product supply-and-demand trends continue.

Flexibility of Crude Supply. Our portfolio of refineries allows us to process a wide variety of crude types from around the world, including sour crude oils. This flexibility reduces our dependence on one particular crude or crude supplier and enhances our ability to opportunistically purchase crude on the spot market. In addition, our BRC refinery is well positioned to take advantage of the sweet/sour differential as it has the ability to process substantial volumes of sour crude oils.

Business Strategies

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

Meaningful Growth Through Acquisitions and Disciplined Internal Capital Investment. We intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital, assuming historic average margins and crude oil price differentials.

We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will

present us with attractive acquisition opportunities. We completed the acquisition of the BRC refinery in May 2006 and entered into an acquisition agreement for the Ingolstadt refinery in July 2006. We continue to evaluate refinery acquisition opportunities as they arise. In addition, based upon our engineering and financial analysis, we have identified discretionary capital projects at some of our refineries that we believe should, if undertaken, be accretive to earnings and generate an attractive return on capital. We are also looking at our current refineries to evaluate how we can best maximize their production using their current configurations through strategic purchases of alternative feedstocks.

The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisition and has applied this acquisition strategy to Petroplus with the planned acquisition of the Ingolstadt refinery. We believe we are well situated to capitalize on this acquisition and, where appropriate, pursue potential future acquisition opportunities.

Improve Capital Structure. We will use the net proceeds received by us from this Offering to repay a substantial portion of our outstanding bank indebtedness. We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations. We will continue to maintain our growth strategy and will fund external growth through a balance of equity and debt.

Assets Operated by Highly Experienced Refining Professionals. Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.

Promote Operational Excellence in Safety and Reliability. We will continue to devote significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations. We believe that a superior safety record is inherently tied to profitability through reliability and that safety can be measured and managed like all other aspects of our business. We will seek to increase safety performance through a commitment to our preventative maintenance program and to training and development programs.

Commercial Optimization. To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our central supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products. Members of our supply and distribution group work closely with each refinery to determine the optimal amount of feedstock to purchase for the refinery. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of our spot-market purchases, with the aim of reducing the overall cost of our feedstocks. Our supply and distribution group will continue to work closely with each of our refineries to ensure that they are operating in a commercially optimal manner.

Create an Organization Highly Motivated to Enhance Shareholder Value. We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital. We intend to adopt a new annual incentive program. This program will enable eligible employees to earn annual bonus awards if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

Oil Refining Operations

General

We currently own and operate the Cressier refinery in Cressier, Switzerland, the Teesside refinery in Teesside, United Kingdom and the BRC refinery in Antwerp, Belgium. In addition, we own and operate a bitumen- and gasoil- processing facility processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is

to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

The aggregate crude oil throughput at our three refineries is approximately 295,000 bpd. The following table provides a summary of crude capacity, throughput and production data for our refineries, for the year ended December 31, 2005:

	Cressier Refinery	Teesside Refinery	BRC Refinery	Total
	(barrels per stream day)			
Crude oil throughput capacity	68,000	117,000	110,000	295,000
Throughput:	(% of total throughput)			
Crude unit throughput:				
Light sweet	78%	100%	22%	66%
Light sour	15	—	—	3
Medium sour	—	—	54	20
Heavy sour	6	—	21	9
Total crude unit throughput	98%	100%	97%	98%
Other throughputs	2	—	3	2
Total throughput	100%	100%	100%	100%
Production:	(% of total throughput)			
Light products:				
Gasoline	24%	—%	9%	9%
Diesel and gasoils[1]	44	35	59	46
Jet fuel	8	4	—	3
Petrochemicals	1	—	—	—
Naphtha	—	24	8	13
LPG	6	—	2	2
Total light products	84%	62%	78%	73%
Low sulfur straight run	—	37	—	15
Fuel oil	13	—	18	10
Solid by-products/fuel consumed in process/fuel loss	4	1	4	3
Total production	101%	100%	100%	101%
Complexity rating[2]	6.4	2.1	4.5	4.0[3]

(1) Includes VGO produced at the BRC refinery.

(2) Source: Nelson Complexity Index as calculated by NEXIDEA.

(3) Represents the sum of the complexity ratings of each of the refineries multiplied by its crude oil throughput capacity and divided by the total crude oil throughput capacity.

Our three refineries have benefited in recent years from continuous maintenance and improvement. From 2001 through 2005, total investments in our refineries amounted to approximately $208.7 million, of which $46.4 million related to the Cressier refinery, $62.3 million to the Teesside refinery and $100.0 million to the BRC refinery. Each of these three refineries are generally shut down for major scheduled maintenance every four years, with a shut-down for minor scheduled maintenance two years following each major scheduled maintenance shut-down. The average duration of our most recent shut-downs at our refineries has been from four to five weeks. The following table provides information about scheduled maintenance shut-downs at our refineries:

Refinery	Date of Most Recent Scheduled Maintenance Shut-Down	Date of Next Planned Scheduled Maintenance Shut-Down	Cost of Most Recent Scheduled Maintenance Shut-Down	Estimated Outage Duration of Next Planned Shut-down
			(in millions)	(days)
Cressier	Q2 2005[1]	Q2 2007[2]	$9.4	35-45
Teesside	Q2 2006[2]	Q2 2008[1]	$6.9	25-35
BRC	Q1 2002[2]	Q2 2007[1]	$8.6	40-45

(1) Major scheduled maintenance.

(2) Minor scheduled maintenance.

Cressier Refinery—Cressier, Switzerland

Overview. We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1965 and has a crude oil throughput capacity of 68,000 bpd, which accounts for 23% of our total refinery throughput capacity. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal-cracking refinery with a Nelson Complexity Index rating of 6.4 as calculated by NEXIDEA. The refinery currently processes predominantly Bonny Light and Caspian Pipeline Blend crude oil.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland adjoining the French border and is one of only two refineries in Switzerland. During 2005, the Cressier refinery's sales accounted for approximately 25% (by volume) of all refined products sales in Switzerland. Of Switzerland's total demand for refined products, 60% was imported in 2005, principally by rail and over the Rhine River by barge, as well as by pipeline from the Mediterranean Sea. During times of very high or very low water levels, or high demand for refined products along the Rhine River, Rhine transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market. We estimate that the value of this premium in 2005 amounted to approximately $2.50 per barrel, which includes any inland logistical costs, such as shipping to port terminals.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy vacuum gasoils ("VGOs") and heavy fuel oil to higher-value clean products, such as ULSD and industrial gasoil. The refinery's production of gasoline and diesel meets the E.U. 2009 and Swiss mandatory 10ppm sulfur limit for gasoline and diesel.

The Cressier refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, an isomerization unit, a catalytic reformer, a naphtha, kerosene and gasoil hydrotreater, a thermal cracker, a visbreaker and a bitumen blowing plant.

Since acquiring the Cressier refinery, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. ("**Air Products**"). This facility also has improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery doubled its ULSD production to 3.7 million barrels per year.
- The refinery has begun producing ecoCLEAN, a grade of heating oil with less than 50ppm sulfur and nitrogen.
- The refinery has blended ULSD with 5% bio components to produce biodiesel.

The following table sets forth the main process units of Cressier refinery, their current capacities, start-up years and years of their most recent major modifications:

Cressier Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	68,000	1965	2003
Vacuum Distillation	37,000	1965	2003
Thermal Cracker	12,100	1965	2005
Visbreaker	10,800	1965	2005
Catalytic Reformer	16,400	1965	1986
Naphtha Hydrotreating	27,700	1965	2005
Kerosene Hydrotreating	9,400	1965	2001
Gasoil Hydrotreating	29,800	1993	—
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per stream day)	27	1965	1988
LPG Unit	4,400	1965	1984
Bitumen Blowing	2,700	1965	2002

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Cressier Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	45.1	72%	42.1	78%	52.2	81%
Light sour	8.4	13	7.9	15	8.8	14
Heavy sour	8.2	13	3.3	6	2.0	3
Total crude unit throughput	61.7	99%	53.3	98%	63.0	97%
Other throughputs	0.7	1	1.0	2	1.7	3
Total throughput	62.4	100%	54.3	100%	64.7	100%
Production:						
Light products:						
Gasoline	15.2	24%	13.2	24%	15.9	25%
Diesel and gasoils	24.5	39	23.8	44	29.8	46
Jet fuel	6.9	11	4.6	8	4.9	8
Petrochemicals	0.8	1	0.7	1	0.6	1
LPG	4.0	6	3.2	6	3.5	5
Total light products	51.4	83%	45.5	84%	54.7	85%
Fuel oil	8.9	14	7.3	13	8.2	13
Solid by-products/fuel consumed in process/fuel loss	2.7	4	2.3	4	2.6	4
Total production	63.0	101%	55.1	101%	65.5	101%

Feedstocks and Supply Arrangements. The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. During normal operations, the Cressier refinery uses sweet crude oils to produce motor fuels, jet fuel and heating oil. These crude oils usually come from west or north Africa and the Caspian Sea. We currently source the Cressier refinery's crude oils through spot market purchases and, to a lesser extent, short-term purchase contracts. During the warmer months in the year, the Cressier refinery also processes a small amount of Kahfji sour crude from Kuwait, primarily purchased on a spot basis, to produce various bitumen products.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the SPSE pipeline to our Gennes depot in France, and then by the SFPLJ and OJNSA pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operation and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). Its Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-take. We typically sell the majority of the Cressier refinery's annual output to oil majors, resellers, industry and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to term contracts, with the remaining being sold on a spot market basis.

The Cressier refinery has on-site a 12 bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in Birsfelden, which supplies the northern Swiss region, including Basel; Geneva, a joint venture owned 32% by us that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenberg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

The Cressier refinery's light and middle distillates are sold in Switzerland. Customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train.

Heavy distillates are sold predominantly in Switzerland and France to industrial users by trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities. The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 megawatts.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven-kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Steam for the Cressier refinery is produced on-site by three fired boilers fired with fuel gas and two waste heat boilers.

Teesside Refinery—Teesside, United Kingdom

Overview. We acquired the Teesside refinery in December 2000 from PIP Ltd., a joint venture between Phillips Petroleum Company UK Ltd. and ICI Chemicals and Polymers Ltd. The refinery was originally commissioned by PIP Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd, which accounts for 40% of our total refinery throughput capacity. The refinery is an atmospheric distillation refinery with distillate hydrotreating. It has a Nelson Complexity Index rating of 2.1 as calculated by NEXIDEA.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its close proximity to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a competitive transportation advantage over other European refineries, including more-complex refineries, by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's location provides it with the availability to export products by water.

The Teesside refinery is a major producer of ULSD and currently supplies 17% of the total U.K. commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel meeting the E.U. 2009 mandatory maximum 10ppm sulfur limit for gasoline and diesel. Through an agreement with a biodiesel additive producer, the Teesside refinery is currently one of the major suppliers of the United Kingdom's biodiesel blend, branded as Bio-plus. Bio-plus is a 95%-5% blend of mineral oil diesel with methyl ester derived from renewable sources such as rapeseed, palm oil, soya or used cooking oil.

The refinery's main units include an atmospheric distillation unit, a gasoil desulfurization unit (the "HDS Plant"), an LPG-recovery unit and a sulfur-removal unit.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery, notably increasing the capacity of the atmospheric distillation unit to 117,000 bpd. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure the supply of naphtha has a low mercury content.

The following table sets forth the main process units of Teesside refinery, their current capacities, start-up years and years of their most recent major modifications:

Teesside Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per stream day)	4	1997	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Teesside Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	98.5	100%	105.4	100%	89.9	100%
Total crude unit throughput	98.5	100%	105.4	100%	89.9	100%
Other throughputs	—	—	—	—	—	—
Total throughput	98.5	100%	105.4	100%	89.9	100%
Production:						
Light products:						
Diesel and gasoils	34.2	35%	36.5	35%	29.5	33%
Jet Fuel	3.8	4	3.7	4	4.2	5
Naphtha	22.6	23	25.0	24	21.9	24
Total light products	60.6	62%	65.2	62%	55.6	62%
Low sulfur straight run	36.4	37	38.6	37	33.0	37
Solid by-products/fuel consumed in process/fuel loss	1.3	1	1.3	1	1.2	1
Total production	98.3	100%	105.1	100%	89.8	100%

Feedstocks and Supply Arrangements. The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is owned by ConocoPhillips. We currently source North Sea feedstocks for the Teesside refinery on a spot basis from several producers and traders of these feedstocks.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent Huntsman petrochemicals facility, which have a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters). We recently negotiated our storage agreement with Huntsman for an additional seven years.

Product Off-take. We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by Huntsman with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and a capacity of 80,000 tons. We and Huntsman may each terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters). The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). An additional 12 product storage tanks with a capacity of 210,000 barrels (28,000 cubic meters) are located at the refinery's truck- and rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by barge or pipeline. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European refineries and chemical companies, with the purchaser bearing transportation and insurance costs. The quality of Ekofisk straight-run fuels, with their lower sulfur content and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe. This quality results from the lower initial sulfur content of Ekofisk crude oil and the ability of the Teesside refinery to process this crude oil to remove further sulfur content.

Energy and other Utilities. Due to its simple complexity, the Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 megawatts. The Teesside refinery has arrangements with the adjacent Huntsman's petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant. Huntsman may terminate the agreement covering these services with twelve-months' notice.

BRC Refinery—Antwerp, Belgium

Overview. We acquired European Petroleum Holdings N.V., the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was $511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd, which accounts for 37% of our current total refinery throughput capacity. The refinery is an atmospheric-vacuum distillation, visbreaking refinery with a Nelson Complexity Index rating of 4.5 as calculated by NEXIDEA.

The BRC refinery is located north of the Port of Antwerp at the center of the ARA region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it proximity to intermediate and finished product markets in a densely

populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light and middle distillates, including gasoline, naphtha, ULSD, heating oil and vacuum gasoil. The refinery's low-sulfur production meets the E.U. 2009 mandatory maximum sulfur limit of 10ppm for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both northwest European and U.S. markets.

The BRC refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, a naphtha hydrotreater, a catalytic reformer unit that includes a benzene saturation unit, a total-isomerization plant ("TIP") unit, a distillate hydrotreater, a visbreaker, an LPG recovery unit, a sulfur recovery unit and a utility plant comprising two 80 MT/hour steam boilers.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately $124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will expire in 2021. As of June 30, 2006, $60.1 million of the $100.7 million budgeted capital expenditures for the permit extension had been spent. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's energy needs.

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modification:

BRC Refinery Main Process Units

Process Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	—
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	—
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per stream day)	108	1980	—
LPG Recovery Unit	4,400	1968	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the BRC Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	5.0	5%	20.8	22%	10.8	11%
Medium sour	72.9	77	52.0	54	55.7	57
Heavy sour	13.2	14	19.9	21	23.1	24
Total crude unit throughput	**91.1**	**97%**	**92.7**	**97%**	**89.6**	**92%**
Other throughputs	3.1	3	3.1	3	7.7	8
Total throughput	**94.2**	**100%**	**95.8**	**100%**	**97.3**	**100%**
Production:						
Light products:						
Gasoline	7.9	8%	8.9	9%	10.7	11%
Diesel and gasoils[1]	55.1	58	56.2	59	59.4	61
Naphtha	7.0	7	7.2	8	4.0	4
LPG	1.8	2	2.2	2	2.4	2
Total light products	**71.8**	**76%**	**74.5**	**78%**	**76.5**	**79%**
Fuel oil	19.5	21	17.7	18	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	3	3.4	4	3.5	4
Total production	**94.4**	**100%**	**95.6**	**100%**	**97.6**	**100%**

(1) Includes VGO produced at the BRC refinery.

Feedstocks and Supply Arrangements. The BRC refinery processes predominantly Urals crude oils and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feedstocks purchased on the spot market, including gas condensates, to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland. We currently source the refinery's Urals crude feedstocks under a one-year contract with TNK-BP. The contract provides for the delivery of two to four 100,000-ton cargoes of oil per month at the seller's option. Cargoes are supplied on an f.o.b. basis, and we have flexibility under the contract to sell cargoes to third parties and to arrange for the delivery of the crude to destinations other than Antwerp. The contract price formula is based on Platts market quotes. The contract with TNK-BP expires on December 31, 2006, and we are currently reviewing our options with respect to the renewal of this contract.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 100,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-take. We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies and wholesalers.

The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading tankers with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 1,800 cubic meters per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on an f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of

the refinery's products are sold on a delivered basis, for example, into the United States. In these circumstances, we bear the cost of insurance and transportation.

The BRC refinery's location and flexibility allows it to choose the optimal outlet for its products.

The BRC refinery's gasoline is sold primarily in barge lots as finished gasoline or as blend components. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be manufactured at the refinery. Since 2005, the refinery has been selling 20,000-ton cargo lots of its gasoline and RBOB to Africa and North America.

A large proportion of the refinery's diesel is ULSD, with almost all of this product moving in the local market.

Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East Coast or Gulf Coast refineries in the United States to be used as FCC or hydrocracker feedstock.

All of the BRC refinery's fuel oil is sold to supply bunkers to vessels in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities. The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 megawatts. The refinery currently purchases all of its electricity. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. The refinery also has a utility plant comprising two 80 metric ton per hour steam boilers at 60 bar.

The Antwerp Processing Facility—Antwerp, Belgium

The Antwerp processing facility is a hydroskimming processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydro-treatment facilities, an LPG unit and a sulfur-recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit (all for sweet crude processing) were closed down. The Antwerp processing facility was acquired from the Daewoo Group in 1997. In 2003, we acquired the Antwerp bitumen processing facility from AB Nynas Petroleum.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The tolling agreement may be terminated at any time on or after December 1, 2006 by Litasco with one-month's prior notice or by us with three-months' prior notice. If the agreement is not terminated, it will continue in force until such termination notice is given. Since the closure of its reformer, the Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro-desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state-owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil oy. The tolling agreement provides for a fixed processing fee of approximately $1.3 million per month plus other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. Nynas N.V. may terminate the tolling agreement on March 1, 2008 with three-months' prior notice. If Nynas N.V. does not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

Supply and Distribution

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Members of the supply and distribution group work closely with each refinery to determine the optimal amount and type of feedstock to purchase. The choice of the optimal feedstock is an iterative process that the supply and distribution group perform utilizing market information for crude oil availability, quality and prices and refined petroleum product prices and demands. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of spot purchases, with the aim of reducing the overall cost of our feedstocks.

Our supply and distribution group also manages the sale of the products that are not handled by the refineries' local marketing groups, by selecting timing and quality criteria to optimize refinery operations and thereby to maximize revenue. Close monitoring of the refineries on a daily basis ensures that all refinery units are operated at optimum levels.

Our local marketing groups located in Zug, Teesside and Belgium are an important part of our refineries' supply chain. These groups' objectives are to arrange for sales of our refineries' products to customers and to optimize freight premiums and product premiums. To ensure that our refineries run the optimal crude throughput rates, the marketing groups closely monitor and manage inventories at the refineries and their depots. The marketing groups are also responsible for managing logistics to ensure the right qualities and quantities of feedstocks are available to the refineries.

We also have small petroleum product sales operations in Germany and the Czech Republic that handle sales of third-party petroleum products.

Competition

The oil industry is a global business centered on a commodity. Accordingly, we face wide competition, both internationally and within our local markets. Many of our competitors in each of our target markets are fully integrated national or multinational oil companies engaged in various segments of the petroleum business, including exploration, production, transportation, refining and marketing. Because of their geographic diversity, integrated operations, larger capitalization and greater resources, these competitors may be better able to withstand volatile market conditions, compete more effectively on the basis of price, and obtain crude oil more readily in times of shortage. Our more direct competition, however, comes from oil refineries that because of their geographic location, production processes, customers and niche markets, are in a position to compete directly in the market in which we sell our products.

Among the principal competitive factors in the refining industry are feedstock supply and product distribution. We compete with other companies for supplies of feedstocks and for outlets for our refined products. Many of our competitors produce their own feedstocks and have extensive retail outlets. We do not produce any of our crude oil and are not involved in any significant upstream activities. The constant supply of feedstocks and ready market and distribution channels of such competitors places us at a competitive disadvantage in periods of feedstock shortage, high feedstock prices, low refined product prices or unfavorable distribution channel market conditions. In addition, competitors with their own production or retail outlets may be better able to withstand periods of depressed refining margins or feedstock shortages because they can offset refining losses with profits from their production or retail operations.

Safety and Health Matters

We aim to achieve industry-leading safety and health performance. We believe that a superior safety record is inherently tied to productivity and financial success. We seek to implement this goal by:

- training employees in safe work practices;
- encouraging an atmosphere of open communication;
- involving employees in establishing safety standards; and
- recording, reporting and investigating all accidents to avoid reoccurrence.

All of our refineries have safety and health programs that meet or exceed regulatory requirements. We maintain comprehensive safety management systems including policies, procedures, recordkeeping, internal reviews, training, incident reviews and corrective actions. We utilize several methods to track safety performance at the refineries. These methods include monitoring results for field audits, tracking "near miss" events or conditions, equipment malfunctions and first aid and medical treatments. We maintain close communication with the communities where our refineries are located through various organizations and informational materials.

Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

	Year Ended December 31,[1]			Six Months Ended June 30, 2006[2]	
	2003	2004	2005	Actual[3]	Adjusted[4]
Switzerland	302	304	307	329	329
Belgium	172	131	140	350	349
United Kingdom	244	229	242	188	188
The Netherlands	239	204	187	155	34
Other	178	153	138	135	11
Total	1,135	1,021	1,014	1,157	911

(1) Includes employees of our non-core businesses up to the time of the disposal of each of these businesses.

(2) Includes employees we retained in connection with the acquisition of the BRC refinery.

(3) Includes employees in the non-core businesses that we divested subsequent to June 30, 2006.

(4) Adjusted to exclude employees in the non-core business that we divested in July and August 2006.

A significant portion of the non-management employees at our refineries are represented by labor unions in their home countries under collective bargaining agreements, which are generally renegotiated every two years. Local practices and legislation are observed in labor matters and in negotiating collective bargaining agreements. We believe that our relationship with employees and their representatives is good. However, the BRC refinery, which we acquired in June 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. Except for such shut-down, there have been no significant strikes or similar disputes in recent years that have materially impacted our operations. Our current collective bargaining agreement covering employees at our BRC refinery will expire and is up for renegotiation at the end of 2006.

Litigation

We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment of the amount due to the contractor to the contractor's bank account. The Belgian Ministry of Finance has asserted a claim for €3.4 million plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, for €41,067, which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately €1.9 million.

Intellectual Property Rights

We have registered the name "Petroplus" and the Petroplus logo internationally, which covers 22 countries, including Austria, the Czech Republic, Denmark, France, Germany, Poland, Finland, Greece, Iceland, Ireland, Italy, Kenya, Mozambique, Norway, Portugal, the Russian Federation, Singapore, Spain, Sweden, Switzerland, the United Kingdom and Zambia. In addition, we have registered the name "Petroplus" and the Petroplus logo in the Benelux countries (covering the Netherlands, Belgium and Luxemburg) and have received national registrations for this name and logo in the United Arab Emirates and Malawi and for the Petroplus name only in Guernsey. We have pending registrations for the name "Petroplus" and the Petroplus logo in Africa (OAPI), Angola, Cyprus, Ghana, Hungary, India, Malta, Latvia, Lithuania, Slovakia, Slovenia and South Africa.

We are dependent on licenses of technical proprietary information to operate certain of our refinery units.

Properties

Our principal executive office is located at Industriestrasse 24, 6304 Zug, Switzerland. Our principal refining and processing facilities are set forth below:

Location of Facility	Size of Site (hectare)
Cressier refinery, Switzerland	74
Teesside refinery, United Kingdom	40
BRC refinery, Belgium	105
Antwerp processing facility, Belgium	33

THE ACQUISITION OF THE INGOLSTADT REFINERY

Overview of the Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We intend to finance the acquisition with cash on hand, cash flow from operations and debt. We intend to access the Senior Secured Facility and potentially draw on our other working capital facilities.

The Ingolstadt refinery acquisition agreement provides that ExxonMobil CE will indemnify us against certain environmental liabilities and costs incurred by us that exceed $1 million per year to the extent arising out of acts or omissions of ExxonMobil CE prior to the completion of the acquisition at the percentages set forth below:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1-2	90%
Years 3-6	50%
Years 7-8	10%
Thereafter	0%

In addition, we have agreed to release the seller from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity.

Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the first half of 2007. There is no assurance we will consummate the transaction.

The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Refinery Overview

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The refinery is one of four refineries in southern Germany. ExxonMobil CE commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery. The Ingolstadt refinery has a Nelson Complexity Rating of 7.3 as calculated by NEXIDEA.

According to information provided by ExxonMobil CE, approximately $111.0 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In

addition, the refinery's wastewater treatment plant was upgraded in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010 with an estimated outage duration of 35-45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and own hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery Main Process Units

Process Units	Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Modification
Atmospheric/Vacuum Distillation	2	110,000	1963	—
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	—
Catalytic Reformer	1	19,600	1963	—
Isomerization	1	7,550	1991	—
Fluid Catalytic Cracking Unit	1	29,000	1969	2005
Sulfur Recovery (tons per stream day)	1	75	1963	1983
Hydrogen Plant (tons per stream day)	1	27	2003	—
Naphtha Hydrotreater	1	36,100	1963	—
Kerosene Hydrotreater	1	18,700	1963	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Ingolstadt Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	7.8	8%	7.5	9%	13.0	13%
Heavy sweet	11.0	12	10.4	12	3.7	4
Light sour	58.5	62	49.8	59	69.1	68
Medium sour	7.1	7	5.6	7	4.9	5
Heavy sour	8.6	9	9.9	12	6.2	6
Total crude unit throughput	93.0	98%	83.2	98%	96.9	96%
Other throughputs	1.8	2	1.9	2	4.1	4
Total throughput	94.8	100%	85.1	100%	101.1	100%
Production:						
Light products:						
Gasoline	26.9	28%	23.7	28%	27.0	27%
Diesel and gasoils	43.9	46	38.6	45	45.8	45
Jet fuel	2.2	2	2.4	3	3.5	3
Petrochemicals	1.9	2	1.6	2	2.1	2
Naphtha	5.2	5	5.0	6	8.5	8
LPG	8.2	9	7.1	8	9.4	9
Total light products	88.3	93%	78.4	92%	96.3	95%
Fuel oil	6.3	7	6.0	7	6.8	7
Solid by-products/fuel consumed in process/fuel loss	5.2	5	4.6	5	5.7	6
Total production	99.8	105%	89.0	104%	108.8	108%

Feedstocks and Supply Arrangements

While the Ingolstadt refinery can process a range of sweet crude oils, Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 62% and 58% of the refinery's crude slate in 2004 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation of crude oil via the TAL pipeline system.

Product Off-take

The Ingolstadt refinery's product slate is focused primarily on the production of higher-value middle distillates, including diesel, gasoil and jet fuel, and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to Rotterdam reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail; the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 3.2 million tons per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 1.2 million tons of gasoline per year, 1.5 million tons of distillates per year and 0.7 million tons of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the Esso retail chain in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains.

As a condition to the acquisition, we will enter into a five-year off-take agreement with Esso Deutschland GmbH ("**Esso**") to supply the Esso retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil CE with substantial amounts of jet fuel.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Esso Bayern, which we will acquire in connection with the acquisition, operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of propane, butane, LVN, heavy fuel oil and bitumen are mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to eastern Europe or the ARA region.

Energy and Other Utilities

Based on information currently available to us, the Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 megawatts. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 megawatts and one let-down turbine with an output of 11 megawatts. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to seven megawatts of electricity from a local electric provider. The refinery also has a FCC-unit carbon-monoxide boiler and two fired boilers for steam production.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 1.1 million cubic meters:

	Total Capacity (thousands of m^3)	Number of Tanks
Crude oil	167	7
LPG	11	9
Gasoline and distillates	663	47
Fuel oil and resid	199	18
Other	45	13
Total	1,085	94

Employees

Based on information currently available to us, the Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (*Industriegewerkschaft Bergbau, Chemie, Industrie*). According to the seller, the Ingolstadt refinery has an excellent safety record, with no lost-time injuries—injuries that require the employee to miss one or more days of work—in the past seven years.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

Technical Assistance Agreement. Under this agreement, ExxonMobil Research and Engineering Company ("**EMRE**") will provide us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE $300,000 annually for these services. The agreement will have a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.

Ingolstadt Refinery License Agreement. Under this agreement, EMRE will grant us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.

Brand Licensing Agreement. Under a brand licensing agreement, which is to be finalized, ExxonMobil will provide us with a license to use the Esso brand for certain limited purposes.

REGULATION

General

Our business is subject to a wide range of increasingly stringent environmental laws and regulations in the jurisdictions in which we operate. Our business involves the production, use, storage, disposal, transport and sale of materials that may cause contamination when released into the environment. In addition, our operations involve emissions into air, soil and water and result in waste products requiring disposal. We are subject to permit requirements and other regulatory limits and controls designed to prevent hazards and environmental pollution.

In the event that our operations result in the unlawful or unauthorized release of contaminants into the environment, we may be required to pursue remedial and compensatory actions and could face criminal, civil and administrative sanctions. Several of our products are subject to mandatory chemical composition requirements for environmental reasons.

We have set up environmental management and auditing systems aimed at monitoring and improving the environmental performance of our operations. We have in place environmental management systems that are certified in accordance with the ISO 14001 (environmental management), OHSAS 18001 (safety management) and ISO 9001 (quality) standards at several of our sites and, specifically, have implemented environmental management systems complying with the ISO 14001 standard at our Cressier, Teesside and BRC refineries and at one of the two sites at our Antwerp processing facility.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures for compliance with environmental, health and safety laws and regulations. To the extent these expenditures are not ultimately reflected in the prices of the products we offer, our operating results will be adversely affected. We believe that substantially all of our competitors are subject to similar laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the local regulatory requirements, location of its operating facilities, production processes and whether or not its business includes marine and other transportation of crude oil or refined products.

E.U. Member States

Permitting Regime

The Integrated Pollution Prevention and Control Directive (1996/61/EC) (the "**IPPC Directive**") adopted in 1996, requires each E.U. Member State to adopt an integrated approach to environmental permitting that takes into account emissions to air, water and land with an overall aim of utilizing the best available techniques for minimizing pollution from various sources. The IPPC Directive applies to various types of new and existing industrial installations, including oil refineries. From October 2007, in accordance with the IPPC Directive, all such installations in the European Union will be required to be regulated so as to comply with the IPPC Directive.

In accordance with the timetable set out by the relevant U.K. legislation, we are in the process of obtaining a new IPPC permit for our Teesside refinery.

In Belgium, we obtained a renewal of the permit for our BRC refinery in 2001. The renewal is subject to the completion of various refurbishment and upgrading programs. In addition, we are currently in the process of obtaining a renewal of the permit for our Antwerp processing facility, which expires on December 4, 2006. This renewal will likely require various improvements and upgrades as a result of the implementation of the IPPC Directive. We expect that new permits and permit renewals will continue to require various improvements.

SO_2 and NO_x Emission Control

The Large Combustion Plants Directive (2001/80/EC) (the "**LCP Directive**"), revised in 2001, provides emission limits for sulfur dioxide (SO_2), nitrogen oxides (NO_x) and particulate matter (dust or PM_{10}) from "large combustion plants" with a thermal output of greater than 50MW, which include combustion plants in petroleum refineries. Each large combustion plant for which a license was granted after July 1, 1987 is required to comply by January 1, 2008 with the emission level values set out in the LCP Directive. For plants that were licensed prior to July 1, 1987, so called existing plants, each Member State has the option of either applying the maximum emission levels to those plants or

implementing a national emission reduction plan aimed at reducing the total annual emissions of NO_x, SO_2 and PM_{10} from existing plants to the levels that would have been achieved by applying the maximum emission level to the existing plants in operation during 2000.

As a complementary piece of legislation to the LCP Directive, the National Emissions Ceilings Directive (2001/81/EC) introduces legally binding limits on national emissions of NO_x, SO_2, ammonia and volatile organic compounds from 2010 onwards. The methods by which the emissions reductions are to be achieved are not prescribed in the legislation, but E.U. Member States must submit their national plans for emissions reductions to the European Commission. Our Teesside refinery is included in the draft U.K. national emission reduction plan. We are currently in consultation with the Environment Agency in England with a view to resolving technical problems we identified concerning controlling NO_x emissions in 2008 or 2010. We do not expect to have to make any material capital expenditures in relation to this project at Teesside.

We expect to achieve the required NO_x reduction at our BRC refinery through the upgrade of its central heat plant. We are still in the process of negotiating the schedule for this project with the authorities. The crude heater at our Antwerp processing facility will also require an upgrade to meet the new NO_x standards.

Emissions Trading Directive

To help meet the greenhouse gas emissions reduction targets identified in the Kyoto Protocol, the European Union adopted the E.U. Emissions Trading Directive (2003/87/EC) in 2003 which establishes a scheme for trading greenhouse gas emissions allowances (the "**EU-ETS**"). Oil refineries are included within the mandatory scope of application of the EU-ETS. The EU-ETS requires E.U. Member States to set a cap on the amount of greenhouse gas emissions certain facilities across the European Union may release into the atmosphere. Mandatory caps on carbon dioxide emissions from combustion plants and certain specific industry sectors became effective on January 1, 2005. Based on these caps, facilities are allocated allowances in the form of credits to an electronic account held at the central registry of each E.U. Member State. Once credited to the electronic account, participants are free to buy, sell or trade allowances among themselves with the provision that each participant must have sufficient allowances in its account at the end of each compliance period to cover its emissions during that period. At a later stage, five additional climate gases (methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) referred to in the E.U. Emissions Trading Directive may become subject to the EU-ETS.

Participants that operate facilities included in the EU-ETS are required to keep track of their emissions and produce a report on annual emissions at the end of each calendar year that is verified by a third party. If there are insufficient allowances in a participant's account at the end of the year to cover the total emissions produced, then the participant must pay financial penalties as set out in the EU Emissions Trading Directive. In addition, any emissions not covered by allowances allocated for a particular year are carried forward and must be included as emissions against allowances allocated for the following year.

Our Teesside refinery, BRC refinery and Antwerp processing facility hold permits as required by the EU-ETS. These facilities are operating within the CO_2 emission allowances for the 2005 compliance period and are expected to operate within the allowances for the 2006 compliance period. The Ingolstadt refinery, which we plan to acquire in the first half of 2007, slightly exceeds its CO_2 emission allowance, but we anticipate that we can transfer surplus allowances from our sites in the United Kingdom and Belgium to Ingolstadt to rectify the excess.

Fuel Quality Regulation

As a result of the Auto Oil I and Auto Oil II programs, the Council of the European Union and the European Parliament adopted the Fuel Quality Directive (2003/17/EC), which was adopted in 1998 and revised in 2003, with a view to achieving a phased reduction of the sulfur content in gasoline and diesel fuels. The directive requires that fuels with maximum sulfur levels of 10ppm be marketed and made available on a balanced geographic basis beginning on January 1, 2005. Full conversion to these sulfur-free fuels is required by January 1, 2009, which date is subject to review by the European Commission in relation to diesel fuel. E.U. Member States are obliged to determine sanctions applicable to breaches of the national provisions adopted pursuant to this directive and also to establish

a fuel-quality-monitoring system in accordance with the requirements of the relevant European standard.

With a view to meeting climate change commitments and promoting renewable energy sources, the Council of the European Union and the European Parliament adopted the Directive on the Promotion of the Use of Biofuels and Other Renewable Fuels for Transport (2003/30/EC) on May 8, 2003 to promote the use of biofuels and other renewable fuels as alternative diesel fuel and gasoline for transportation purposes in the E.U. Member States. E.U. Member States must ensure that a minimum proportion of total supply of biofuels and other renewable fuels relative to conventional fuels is placed on their markets and, to meet this goal, are required to establish national indicative targets. A reference value for these targets is 2.0%, calculated on the basis of energy content, of all gasoline and diesel fuel placed on their markets by December 31, 2005 and 5.75% by December 31, 2010.

The above-mentioned fuel-quality directives impact our business, together with other players in the industry, by requiring us to produce fuels that comply with the requirements in the directives. Currently we have contracts with a biofuel additive producer to blend bio-diesel at our Teesside refinery. We are also looking into contracts with bio-additive producers for our BRC refinery.

Proposed Chemicals Regulation: REACH

In October 2003, the European Commission issued a legislative proposal for a new regulatory framework for chemicals called REACH (registration, evaluation and authorization of chemicals). REACH will cover virtually all chemicals manufactured in, or imported into, the European Union. The European Council adopted its Common Position on the REACH proposal in June 2006 and the European Parliament is currently considering the text of the Common Position. The European Commission expects REACH to come into force in 2007, with the key registration, evaluation and authorization provisions described below applying to high-volume chemicals 12 months later.

In summary, the principal components of REACH are as follows:

- *Registration*: REACH will require manufacturers and importers of chemicals to prepare "registration dossiers" for submission to a new European Chemicals Agency for each chemical they manufacture or import. Chemicals that are not registered may no longer be sold.
- *Evaluation*: Registration dossiers will be evaluated by the regulatory authorities of the relevant E.U. Member States, acting in conjunction with the European Chemicals Agency.
- *Authorization*: Chemicals that are named in an annex to the regulation will require pre-marketing authorization for their continued supply.

Although the final form of the regulation has not yet been determined, it is likely that we will be impacted by REACH, both as a high-volume manufacturer of petroleum products as well as a downstream user of other chemicals. We believe the potential impact of REACH to our business could include substantial efforts and expenditures to ensure compliance with the registration, document management and other obligations of REACH; heightened product liability, health and safety and environmental exposure; and increased insurance costs. In addition, our products or third-party substances used in our production processes may become subject to authorization or restriction, potentially be removed from the market or need to be substituted for commercial or other reasons.

Minimum Oil Stocks Regulation

E.U. legislation provides for an intervention system designed to ensure a minimum level of regional oil supply. The legislation provides for the maintenance of minimum oil stocks and for measures to be taken in the event of an oil supply crisis. The current stockholding systems in the European Union are regulated by Directive 68/414/EEC imposing minimum requirements for stocks of crude oil and petroleum products (the "**1968 Oil Stock Directive**"). The directive initially required E.U. Member States to maintain oil stocks for each of the main petroleum product categories (gasolines, middle distillates and fuel oils) at a minimum level equivalent to at least 65 days of consumption. This was increased in 1972 to 90 days. Individual E.U. Member States have discretion to organize their own internal stockholding regimes as they see fit.

The 1968 Oil Stock Directive was amended in 1998 to increase the efficiency, transparency and fairness of stockholding arrangements in E.U. Member States. The amendment requires the E.U. Member States to ensure that stocks are available and accessible at all times, and that the costs

resulting from maintenance of stocks are identified by transparent arrangements allowing E.U. Member States to make such information available to interested parties. E.U. Member States are encouraged to set up a stockholding body that would be responsible for holding all or part of the stocks. The required stocks may be maintained in the form of crude oil and intermediate products, as well as in the form of finished products. E.U. Member States would also be allowed to hold stocks in other E.U. Member States. E.U. Member States are required to verify the stocks and to establish a system of sanctions to ensure the effective application of the provisions of the directive.

The Oil Stock Directive affects our operations in as much as we are required to have in place systems to facilitate compliance with the directive.

Oil-Storage Regulation

In order to implement the European Commission Directives on Dangerous Substances (76/464/EEC) and Groundwater (80/68/EEC), each E.U. Member State is required to take appropriate measures, including minimum design standards for above-ground oil storage facilities, to prevent pollution of the water environment from toxic substances. The key requirement is the provision of secondary containment aimed at preventing any leaking or spilt oil from entering controlled waters.

At our Teesside refinery, we are in the process of increasing the secondary containment for our storage tanks. In addition, in connection with the renewal of our operating permit for the Antwerp processing facility, Belgian regulatory authorities may require us to install impermeable linings to the secondary containment.

Requirements to Remediate Soil and Groundwater Contamination

Legislation in E.U. Member States may require the remediation of soil and groundwater contamination in certain circumstances. The scope of events and circumstances that would trigger such remediation requirements and the level of remediation required vary from Member State to Member State.

Our Teesside refinery has soil and groundwater contamination that has been the subject of investigations by the authorities involving us and the former owners of the site. Our liability for such contamination is expected to be limited by contractual protections negotiated with the former owners of the Teesside refinery and is not anticipated to be material.

In respect of soil and groundwater contamination at our Antwerp processing facility, we have submitted various orientation and action reports in respect of one site at the facility to the regulatory authorities, who have in principle accepted the proposed measures to address the contamination. We are in the process of submitting reports in respect of the other site at this facility.

In addition, the BRC refinery has soil and groundwater contamination. We have provided the authorities with an initial orienting report regarding this contamination but have not yet received a response to the report.

An ongoing mitigation operation is in place at the refinery in Ingolstadt, Germany, to address hydrocarbon contamination at the site and to prevent off-site migration, and we do not anticipate that we will incur material expenditures in connection with this operation.

Switzerland

While Switzerland is outside the European Union and therefore not subject to the Auto Oil I and II regulations, competing imports from neighboring countries are required to comply with E.U. regulations. In addition, Swiss products standards have historically been similar or more stringent than those adopted in E.U. Member States.

Oil companies operating in Switzerland are subject to a variety of environmental laws and regulations. Swiss air pollution laws mandate specific emission standards and reporting requirements to which refineries and oil depots are subject. Discharges of waste water are also regulated and specific permits are required to discharge polluted water. Compliance with such permits is strictly monitored by the authorities. Non-compliance with such air and water pollution regulations may lead to the authorities requiring remedial measures to be implemented and, in certain cases, may lead to the suspension of operations or the imposition of fines against the relevant company and, potentially, its directors.

We do not expect to be required to make any significant upgrades for NO_x and SO_x control at our Cressier refinery.

Remediation of contaminated sites in Switzerland is governed by the Swiss Ordinance on Restoration of Contaminated Sites. This law establishes the mechanisms and procedures for identifying contaminated sites and monitoring sites for potential remediation. The relevant property owner is, in the first instance, liable for the costs, but may be able to claim reimbursement from the polluter if the latter can be identified. Intentional failure to comply with such orders could result in imprisonment and/or fines. Persons who negligently fail a remediation order can be liable to pay fines.

We have limited indemnity obligations to Shell Switzerland for environmental contamination at the Cressier refinery and for environmental damage at the related Swiss depot facilities, and we do not expect to incur material expenditures in connection with these obligations.

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Other than the matters reserved for the shareholders' meeting in accordance with mandatory provisions of Swiss law, the board of directors of Petroplus Holdings AG (*Verwaltungsrat*) is entrusted with the ultimate direction of the company and the supervision of management. In accordance with our articles of association and the organizational regulations (*Organisationsreglement*) ("ROO") enacted by the board of directors on September 25, 2006, the board of directors has delegated the operational management (*Geschäftsführung*) of our company to our CEO and the Senior Management (*Geschäftsleitung*), unless otherwise required by law, our articles of association or the ROO.

Board of Directors (*Verwaltungsrat*)

According to Petroplus Holdings AG's articles of association, the board of directors (*Verwaltungsrat*) consists of at least three members, and each member of the board of directors is elected by the general shareholders' meeting (*Generalversammlung*) for a term not exceeding three years unless otherwise indicated by the general shareholders' meeting. Re-election is permitted.

Under Swiss company law, the board of directors' non-transferable and inalienable duties include the duty to ultimately manage the company and to issue the necessary directives; to determine the organization; to organize the company's accounting system, financial controls and financial planning; to appoint, recall and ultimately supervise the persons entrusted with the management and representation of the company; to be responsible for the preparation of the company's annual report and shareholders' meetings; to carry out shareholders' resolutions; and to take care of the formal reporting of any over-indebtedness (*Überschuldung*) of the company.

According to Petroplus Holdings AG's ROO, adopting resolutions by the board of directors generally requires a majority of the votes present at the meeting. In the case of a tie, the vote of the chairman is decisive. To validly pass a resolution, the majority of the members of the board of directors must be present at the meeting. No such quorum is required, however, for resolutions adopted within the scope of the legal authority bestowed upon the board of directors under Swiss law regarding the amendment of the articles of association, in particular for resolutions exclusively implementing or confirming capital increases.

The table below shows the composition of the board of directors that were elected at the extraordinary shareholders' meeting that took place on November 29, 2006. You can find more information about this extraordinary shareholders' meeting in "Additional Information".

Name	Director Since	Term Expires[1]	Position/Committee Membership
Thomas D. O'Malley[2]	February 2006[3]	2009	Chairman and Chief Executive Officer
Peter Backhouse	November 2006	2007	Member/Nominating and Corporate Governance Committee
Maria Livanos Cattaui	November 2006	2008	Member/Nominating and Corporate Governance Committee
Markus Dennler	November 2006	2009	Member/Chairperson Audit Committee
Walter Grüebler	November 2006	2008	Member/Audit Committee
N. John Lancaster	August 2006	2007	Member/Compensation Committee
Eija Malmivirta	November 2006	2009	Member/Chairperson Nominating and Corporate Governance Committee
Patrick Monteiro de Barros[4]	November 2006	2009	Vice Chairman/Chairperson Compensation Committee
Paddy Powers	November 2006	2008	Member/Compensation Committee
Baran Tekkora	November 2006	2007	Member/Audit Committee

(1) The duration of the term, expressed in years, has been determined at the extraordinary shareholders' meeting that was held on November 29, 2006. The term will expire, in any event, on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.

(2) Executive director.

(3) Includes Mr. O'Malley's term as chairman of Argus.

(4) Mr. de Barros was a founder of and a member of the board of directors of Petroplus Holdings AG (formerly Argus) from February 2006 to August 2006.

Thomas D. O'Malley has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Peter Backhouse has served as a director of BG Group p.l.c., the international gas exploration, production and marketing company, and as a member of the advisory board of Carlyle/Riverstone Global Energy and Power Funds since 2000. He also acts as an energy industry adviser. During his 25-year career with the British Petroleum Company (BP), Mr. Backhouse held a series of senior positions in exploration and production, refining and marketing and finance, most recently as executive vice president of global refining and marketing.

Maria Livanos Cattaui was secretary-general of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Ms. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become managing director, responsible for the forum's annual meeting in Davos. Ms. Cattaui also serves as vice chairman of the International Crisis Group and as a board member of several institutes and foundations, including the EastWest Institute.

Markus Dennler currently serves as a chairman of the board of directors of Converium Holdings Ltd. Previously, he served in a series of positions within the Credit Suisse Group, most recently as a member of the executive board of Credit Suisse Financial Services and as chief executive officer responsible for the global operational life and pensions business. Prior to that, he was a member of the corporate executive board of Winterthur Insurance, subsidiary of Credit Suisse Group.

Walter Grüebler has served as chairman of the board of directors of Sika AG since 2004. Prior to this position, he has served as chief executive officer of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a member of group management of Airex AG and from 1974 to 1990 as chief executive officer and vice chairman of the board of directors of Airex AG.

N. John Lancaster has served as managing director of Riverstone Holdings LLC (**"Riverstone"**) since 2000. Prior to joining Riverstone, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services. Prior to joining Beacon, Mr. Lancaster was a vice president with Credit Suisse First Boston's natural resources group.

Eija Malmivirta presently serves as a member of the boards of directors of Kemira Oyj, Helsinki, National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki and Finnish National Theatre Oy, Helsinki. Ms. Malmivirta served as chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oy, most recently as executive vice president, head of Neste Trading and Supply.

Patrick Monteiro de Barros has served as chairman and chief executive officer of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. Prior to that, he was president and chief executive officer of Sigmoil Resources from 1987 to 1988 and senior vice president of Philipp Brothers from 1975 to 1987.

Paddy Powers has served as founder and managing director of Shannon LNG Limited since 2003. Prior to that, he served as director and chief executive of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Mr. Powers had various positions with Marathon Oil Company, including president of Marathon International Petroleum—Worldwide Business Development.

Baran Tekkora has served as a principal of Riverstone since 2005. Prior to joining Riverstone, Mr. Tekkora was a vice president at Goldman, Sachs & Co. in the natural resources group from 1996 to 2005.

The members of the board of directors may be contacted at Petroplus Holdings AG's business address.

In August 2006, Petroplus Holdings AG was granted an exemption from the Swiss residency and nationality requirements for members of the board of directors based on the holding privilege of article 708, paragraph 1, of the CO, with the consequence that only one member of the board of directors being authorized to represent Petroplus Holdings AG must have its residence in Switzerland.

Members of Senior Management (*Geschäftsleitung*)

The members of our senior management (**"Senior Management"** and, each such member, a **"Senior Manager"**) are as follows:

Name	Position
Thomas D. O'Malley	Chief Executive Officer
Michael D. Gayda	Executive Vice President and General Counsel
Bruce A. Jones	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	Executive Vice President and Chief Commercial Officer
Karyn F. Ovelmen	Executive Vice President and Chief Financial Officer

The members of the Senior Management may be contacted at Petroplus Holdings AG's business address.

Thomas D. O'Malley (65) has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Michael D. Gayda (52) has served as our executive vice president, general counsel and secretary since the incorporation of Argus in February 2006. He served as executive vice president, general counsel and secretary at Premcor Inc. from January 2005 until September 2005 and senior vice president, general counsel and secretary from October 2002 to December 2004. Prior to this position, he served as general counsel—refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as vice president and associate general counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001. Prior to joining Tosco, Mr. Gayda spent 11 years at Pacific Enterprises, predecessors of Sempra Energy, in various legal positions, including special counsel.

Bruce A. Jones (54) has served as our chief operating officer since May 2006. Prior to joining us, he served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Chester J. Kuchta (42) has served as our chief commercial officer since June 2006. Prior to this position, he served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005. Prior to joining Premcor, Mr. Kuchta served as the crude oil supply manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Karyn F. Ovelmen (43) has served as executive vice president and chief financial officer since the incorporation of Argus in February 2006. Prior to this position, she served as executive vice president and chief financial officer of Argus Resources Inc. in 2006. Prior to joining Argus, Ms. Ovelmen served as vice president of external reporting and investor relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

Board Committees

In accordance with our ROO, our board of directors has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the board of directors on the matters specified below, often with the assistance of our Senior Management and others involved in the management of Petroplus Holdings AG. Members of the committees are generally non-executive members of the board of directors and independent. For purposes of committee membership, independent means a non-executive member of the board of directors who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

Audit Committee

The Audit Committee supports the board of directors as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, reviewing and assessing the independence of external auditors, financial reporting and results announcements as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to, the Petroplus Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the board of directors as determined by the board of directors. Each member of the Audit Committee must be a non-executive and independent director.

The members of the Audit Committee are Markus Dennler (chairperson), Baran Tekkora and Walter Grüebler.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the board of directors, suggests nominees for election to the board of directors and makes recommendations to the board of directors concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the board of directors as determined by the board of directors. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors.

The members of the Nominating and Corporate Governance Committee are Eija Malmivirta (chairperson), Peter Backhouse and Maria Livanos Cattaui.

Compensation Committee

The Compensation Committee supports the board of directors to assure that the executive officers and the members of the board of directors of our group are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the board of directors as determined by the board of directors, the majority of whom shall be non-executive and independent directors.

The members of the Compensation Committee are Patrick Monteiro de Barros (chairperson), Paddy Powers and N. John Lancaster.

Compensation, Shareholdings and Options

Compensation of the Non-Executive Members of the Board of Directors

Petroplus Holdings AG was founded in Bermuda on February 20, 2006. No compensation, including bonuses, was paid to the non-executive members of the former board of directors for the term beginning on February 20, 2006 and ending on August 22, 2006, the date of Petroplus Holdings AG's migration to Switzerland.

Each non-executive member of the board of directors will be paid an annual compensation of CHF 100,000 for services provided beginning on August 22, 2006. In addition, the chairperson of the Audit Committee will receive additional annual compensation of CHF 100,000, and the additional annual compensation for the other committee chairpersons will be CHF 20,000. The fee to be paid for attending board or committee meetings is CHF 2,500 per person. In addition, the non-executive members of the board of directors are eligible to participate in our equity participation plan. For further information, see "—Management/Employee Participation".

Compensation of Senior Management

The aggregate compensation, including bonuses, paid to the Senior Managers of Petroplus Holdings AG, for their employment with a subsidiary of Petroplus Holdings AG, for the term beginning on February 20, 2006, the date Petroplus Holdings AG was formed, and ending on August 22, 2006, the date of its migration to Switzerland, was $90,000. During that period, the only Senior Managers who were paid compensation were Michael D. Gayda and Karyn F. Ovelmen. This amount does not include the compensation paid to the former senior managers of Petroplus International B.V. or RIVR Acquisition B.V. We expect that the aggregate compensation that will be paid to members of the Senior Management, consisting of Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kutchta and Karyn F. Ovelmen, for the term beginning on August 22, 2006 and ending on December 31, 2006 will be CHF 1.7 million.

Employment Agreements with Members of Senior Management

During 2006, we have entered into employment agreements with our Senior Managers. The agreements, which have been amended from time to time, have an initial term of three years but are subject to automatic one-year extensions thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreements. The agreements provide for annual base salaries (with increases, if any, to be determined by our board of directors) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley, CHF 500,000 for Michael D. Gayda, CHF 500,000 for Chester J. Kuchta, CHF 500,000 for Bruce A. Jones and CHF 500,000 for Karyn F. Ovelmen.

The employment agreements provide that the Senior Managers are eligible to earn an annual bonus for 2006, as determined by the board of directors, based upon our growth and the achievement of our goals in that year. For 2007 and thereafter, with respect to each financial year of Petroplus ending during the employment term, Senior Managers are eligible to earn an annual bonus award if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

The employment agreements of the Senior Managers provide that if a manager's employment is terminated by us without cause, by the member of the Senior Management for good reason or upon our election not to extend the employment term, (A) the Senior Manager will be entitled to receive (i) any accrued but unpaid base salary, (ii) any unpaid annual bonus attributable to a prior financial year, (iii) a pro rata bonus through the date of termination and (iv) two times the sum of his base salary plus the target level annual bonus and (B) the Senior Manager's outstanding options will vest in full to the extent not previously vested. If the Senior Manager's employment is terminated by us without cause or by the Senior Manager for good reason, the Senior Manager is also entitled to have any amounts that would qualify as excess parachute payments subject to excise taxes under the U.S. Internal Revenue Code grossed up on an after-tax basis.

As described below under "—Management/Employee Participation", the employment agreements of the members of the Senior Management provide for the granting of options to purchase shares of Petroplus Holdings AG.

Shares and Options Owned by Members of the Board of Directors and Senior Management

Upon completion of the Offering, we expect the members of the board of directors (excluding Thomas D. O'Malley) will own directly or have a beneficial interest in (i) 263,452 Shares, representing 0.45% of the voting rights of Petroplus Holdings AG (0.43% assuming the over-allotment option is exercised in full), and (ii) 103,140 stock options to acquire shares in Petroplus Holdings AG. The beneficial interest mentioned in the previous sentence does not reflect the indirect interests held by one member of the board of directors through Stichting Management RIVR. See "Relationship of Members of the Board of Directors to the Selling Shareholder".

Upon completion of the Offering and including the 55,497 Shares allotted to the members of the Senior Management in the Offering, we expect our Senior Management (including Thomas D. O'Malley) will own directly, or have a beneficial interests, in (i) 2,186,853 Shares, representing 3.75% of the voting rights of Petroplus Holdings AG (3.58% assuming the over-allotment option is exercised in full), and (ii) 2,326,586 stock options to acquire 2,326,586 shares in Petroplus Holdings AG. For more information, see "—Management/Employee Participation" with regard to the options allocated at the time of the Offering.

80,640 of the above-mentioned options owned by members of the board of directors and the 2,326,586 options owned by Senior Management were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of shares and are not dependent upon their employment or service. In total, Petroplus Holdings AG granted 2,407,226 options to these individuals. Each option provides the holder the right to purchase one share at a price of $15.80 representing the fair market value of the shares as of the date of purchase in the first half of 2006, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of the equity incentive plan (**"The Equity Incentive Plan"**) under which they were issued. One-half of the 2,211,996 options out of a total of 2,407,226 options that have been granted to members of our board of directors and Senior Management will vest at the earlier of (i) our initial public offering and (ii) July 31, 2007, and the other one-half will vest on July 31, 2008. The remaining 195,230 options will vest on June 1, 2009.

The board of directors has resolved to grant to each member of the board of directors (excluding Thomas D. O'Malley) 2,500 options at the completion of the Offering. Each option provides the holder with the right to purchase one share at the Offer Price. The options have a duration of ten years and vest in equal amounts on the first, second and third anniversary of the first trading day of the Shares.

Further, the board of directors has resolved to grant to each member of the Senior Management (excluding Thomas D. O'Malley) 50,000 options and to Thomas D. O'Malley 60,000 options in January 2007. Each option will provide the holder with the right to purchase one share at the fair market value on the date of grant (i.e., closing price of the first trading day in January 2007), will have a duration of ten years and will vest in equal amounts on the first, second and third anniversary of the date of grant.

Management/Employee Participation

The employment agreements of the Senior Managers provide for the granting of options in the first quarter of each calendar year for the purchase of our shares at an exercise price equal to the fair market value of our shares on the date of grant in the amount to be determined by our board of directors. These options may be for no less than 0.1% of our total outstanding shares for Mr. O'Malley and no less than 0.05% of our total outstanding shares for each of our other Senior Managers. Annual options will vest in equal installments on each of the first three anniversaries of the date of grant, and will become fully vested upon the occurrence of a change in control of Petroplus Holdings AG.

The board of directors has adopted an equity participation plan (the **"Plan"**). Employees, consultants and members of the board of directors of Petroplus Holdings AG and its subsidiaries will be eligible to participate in the Plan. The total number of awards issued under all equity incentive plans will be limited to approximately 8% of our outstanding shares. Generally, options granted under the Plan will provide the holder the right to purchase one share at a price no less than the fair market

value at the time of the grant, will become fully vested upon a change of control of Petroplus Holdings AG and will be subject to the terms and conditions of the Plan. Subject to the determination of the Compensation Committee, options generally will vest in equal amounts over three to five years, will be conditioned upon continued employment or service with us, will vest on the disability or death of the recipient, will be forfeited upon a termination for cause and will have a duration of at least ten years. Under the Plan, the board of directors granted to employees and directors of Petroplus Holdings AG (but not to members of Senior Management) approximately 300,000 options at the time of the Offering at an exercise price equal to the Offer Price, with vesting in pro rata amounts over three years.

The shares to be delivered upon exercise of the Plan will either be treasury shares or shares issued out of the conditional share capital of Petroplus Holdings AG. For information regarding the conditional share capital, see "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital".

Relationship of Members of the Board of Directors to the Selling Shareholder

Mr. Backhouse holds *de minimis* (i.e., less than 1%) equity interests in Stichting Management RIVR and in one of the vehicles managed by C/R Energy GP II Ltd. (the "C/R Vehicles"), through which C/R Vehicle Mr. Backhouse holds an indirect interest in Carlyle/Riverstone S.à.r.l and Carlyle/Riverstone Participations II International B.V., two of the shareholders of the selling shareholder, are wholly owned by the C/R Vehicles.

Mr. Lancaster has served as managing director of Riverstone since 2000. Riverstone is a co-venturer in the management of the Carlyle/Riverstone Global Energy and Power Funds, of which C/R Energy GP II Ltd. and the C/R Vehicles are affiliates. Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., two of the shareholders of the selling shareholder, are wholly owned by the C/R Vehicles.

Mr. Lancaster holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest in the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.). Mr. Lancaster also holds indirect profit participation interests in such C/R Vehicles, which may include a *de minimis* (under 1%) participation in the amount of profits distributed to such C/R Vehicles (which amount, if any, is not determined) in respect of the appreciation earned and distributed to Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., through their respective ownership of the selling shareholder, in respect of the proceeds to the selling shareholder from the Offering and any subsequent sales of shares in us.

Mr. Tekkora holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest of the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.).

See "Principal and Selling Shareholder—The Selling Shareholder".

PRINCIPAL AND SELLING SHAREHOLDER

Overview

The following table sets forth information with respect to the ownership of registered shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each as of the date of this offering circular by:

- each person who is known by us to own directly or indirectly 5% or more of the outstanding shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each;
- the members of the board of directors; and
- the members of our Senior Management:

Name of Owner	Shares Owned Prior to the Offering		Number of Shares Offered	Shares Owned After the Offering[1][8]		Shares Owned After the Offering[2][8]	
	Number	%		Number	%	Number	%
RIVR Holding B.V.[3]	38,118,150	94.5	22,000,000[1]	16,118,150	27.6	12,818,150	21.0
Thomas D. O'Malley[4] and affiliated parties[5]	1,936,126	4.8	—	1,981,624[8]	3.4	1,981,624	3.2
Members of the board of directors in total, excluding Thomas D. O'Malley	80,640	<0.5	—	263,452	<0.5	263,452	<0.5
Members of Senior Management in total, excluding Thomas D. O'Malley and affiliated parties[6][7]	195,230	<0.5	—	205,229[8]	<0.5	205,229	<0.5
Others[6]	6,454	<0.5	—	6,454	<0.5	6,454	<0.5
Public	—	—	—	39,761,691	68.2	45,761,691	75.0

(1) Assuming that the over-allotment option is not exercised.

(2) Assuming that the over-allotment option is exercised in full with the 45:55 distribution between Petroplus Holdings AG and the selling shareholder.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(4) The address of this shareholder is Greenwich, Connecticut (USA).

(5) In addition to 1,574,009 directly held shares, Mr. O'Malley controls Horse Island Partners, LLC, the address of which is Greenwich, Connecticut (USA). Horse Island Partners, LLC holds 359,122 shares. Mr O'Malley is also the trustee of T.D.&M.A. O'Malley Foundation Inc., a charitable organization, the address of which is Greenwich, Connecticut (USA). The T.D.&M.A. O'Malley Foundation Inc. holds 2,995 shares.

(6) Members of our Senior Management, our board of directors and an employee have been granted options to purchase shares. You can find a description of these options in "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Shares and Options Owned by Members of the Board of Directors and Senior Management".

(7) The members of the Senior Management (excluding Thomas D. O'Malley and affiliated parties) are: Michael D. Gayda, Basking Ridge, New Jersey (USA); Bruce A. Jones, Steinhausen, Switzerland; Chester J. Kuchta, Zug, Switzerland; and Karyn F. Ovelmen, Zug, Switzerland.

(8) In the Offering a total of 182,812 Shares were allocated to the members of the board of directors (excluding Thomas D. O'Malley and affiliated parties) and 55,497 Shares to members of the Senior Management (including Thomas D. O'Malley and affiliated parties).

We are aware that each of RIVR Holding B.V. and the five members of the Senior Management (i.e. Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kuchta and Karyn F. Ovelmen) signed lock-up undertakings with regard to their Shares for a period of 180 days and 360 days, respectively. See "Offering and Sale—Lock-up Agreements with the Joint Bookrunners and the Managers".

Assuming no exercise of the over-allotment option and taking into account the sale of Shares by the selling shareholder and the allocation of 55,497 Shares to members of the Senior Management in

the Offering, 16,118,150 Shares held by the selling shareholder are subject to a 180-day lock-up and 2,186,853 Shares held by members of Senior Management are subject to a 360-day lock-up, which represent, once the Offering is completed, 27.6% and 3.7%, respectively, of the voting rights of Petroplus Holdings AG. If the over-allotment option is exercised in full, 12,818,150 Shares held by the selling shareholder will be subject to a 180-day lock-up and 2,186,853 Shares held by members of Senior Management will be subject to a 360-day lock-up, representing 21.0% and 3.6%, respectively, of the voting rights of Petroplus Holdings AG. We are not aware that RIVR Holding B.V. owns any options to acquire shares in Petroplus Holdings AG. For information on the options owned by the members of the Senior Management see "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Management/Employee Participation".

The Selling Shareholder

RIVR Holding B.V., the selling shareholder, is a private company with limited liability organized under the laws of the Netherlands. The selling shareholder was formed for the primary purpose of making investments in and acquiring companies, granting guarantees, managing and supervising companies, cooperating with companies and other enterprises and entering in joint ventures with other companies.

The following table sets forth certain information with respect to the ownership of equity securities of the selling shareholder:

Shareholder	Percentage Owned
Carlyle/Riverstone Participations S.à.r.l.[1][7]	37.301%
Carlyle/Riverstone Participations II Intermediate B.V.[2][7]	19.708%
Stichting Investors RIVR (Netherlands)[3][7]	2.165%
Velocity Capital B.V. (Netherlands)[4][7]	15.969%
Tanzanite B.V. (Netherlands)[5][7]	15.969%
Stichting Management RIVR (Netherlands)[6][7]	8.889%

(1) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is 30 Boulevard Royal, L2449 Luxembourg, Luxembourg.

(2) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Investors RIVR is a foundation under Dutch law, which exercises all the rights attached to the RIVR shares owned by it. Stichting Investors RIVR has issued depositary receipts, the holders of which are entitled to receive the dividends that the selling shareholder distributes to Stichting Investors RIVR.

(4) The address of this shareholder is Apollolaan 15, 1077AB Amsterdam, The Netherlands. Velocity Capital B.V. is the personal holding company for Willem Willemstein, a former board member of Petroplus International B.V. Velocity Capital B.V. is controlled by Mr. Willemstein, whose address is Blaricum, The Netherlands. Mr. Willemstein also holds 4,312,500 depositary receipts issued by Stichting Management RIVR through Velocity Capital B.V. See footnote (6) below.

(5) The address of this shareholder is Verlengde Poolseweg 34 46 Kamer 232, 4818 CL, Breda, The Netherlands. Tanzanite B.V. is the personal holding company for Marcel van Poecke, a former board member of Petroplus International B.V. Tanzanite B.V. is controlled by Mr. Van Poecke, whose address is Antwerp, Belgium. Mr. Van Poecke also holds 4,312,500 depositary receipts issued by Stichting Management RIVR through Tanzanite B.V. See footnote (6) below.

(6) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Management RIVR is a foundation established under Dutch law on March 14, 2005 to carry out a management equity incentive scheme. It holds shares in the selling shareholder and exercises all rights attached to such shares. Stichting Management RIVR issued depositary receipts to current and former managers of Petroplus International B.V. and its subsidiaries. Willem Willemstein, who controls Velocity Capital B.V., holds through Velocity Capital B.V. 4,312,500 such depositary receipts, and Marcel Van Poecke, who controls Tanzanite B.V., holds through Tanzanite B.V. 4,312,500 depositary receipts. In addition, Peter Backhouse, one of our board members, holds 142,313 depositary receipts. Holders of depositary receipts are entitled to receive dividends that the selling shareholder distributes to Stichting Management RIVR. Presently, Stichting Management RIVR has 21,527,013 depositary receipts outstanding, which are owned by approximately 91 current and former managers of Petroplus International B.V. As far as the selling shareholder is aware, Stichting Management RIVR will not issue any depositary receipts to any persons other than the persons who currently participate in the management equity incentive scheme.

(7) These shareholders are parties to a shareholders' agreement, pursuant to which most shareholder decisions may be made by a general 50% qualified majority of the votes cast at a general meeting of shareholders, with certain decisions requiring a 75% majority.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below is a brief summary of certain agreements, arrangements and transactions between us and the selling shareholder, its beneficial shareholders or entities controlled by the selling shareholder and of certain agreements, arrangements and transactions between us and members of our board of directors or our Senior Management, including former members.

In addition to its 94.5% interest prior to the Offering (27.6% after completion of the Offering or 21.0% if the over-allotment option is exercised in full) in Petroplus Holdings AG, the selling shareholder, RIVR Holding B.V., is a majority shareholder of 4Gas Holding B.V., a private company with limited liability organized under the laws of the Netherlands. RIVR Holding B.V. also owns 100% of RIVR Divestment B.V., a private company with limited liability organized under the laws of the Netherlands. The following diagram depicts, in simplified form, the selling shareholder's current corporate structure:


RIVR Holding B.V.
94.5%
Petroplus Holdings AG
RIVR Divestment B.V.
4Gas Holding B.V.
Other Non-Core Assets
Other 4Gas Assets

Sale of Non-Core Assets

Overview

In preparation for the Offering, our management and the selling shareholder agreed to restructure our group by selling our non-core assets, or businesses that were not related to our refining and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group or the selling shareholder. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petroleum and petrochemical industry;
- the Frisol/Bunkering group, which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, the selling shareholder and our subsidiary RIVR Acquisition B.V. entered into a notarial deed of sale, distribution and transfer pursuant to which RIVR Acquisition B.V. transferred its shareholding in 4Gas B.V. to the selling shareholder partly as a dividend distribution amounting to €1.8 million and partly in exchange for a $224.5 million (€175 million) loan note issued by the selling shareholder (which note was subsequently transferred to Petroplus International B.V.) and the assumption of debt under a $64.1 million (€50 million) PIK facility. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. The selling shareholder is required to repay the principal of this note at the time and to the extent (i) the selling shareholder receives net proceeds of any secondary offering, including the Offering, of the selling shareholder's shares in Petroplus Holdings AG in excess of the sum of (a) the amount outstanding of the selling shareholder's €125 million ($158.8 million) senior debt, (b) the selling shareholder's costs relating to any secondary offering and running costs of (c) amounts retained by the selling shareholder to discharge its actual and contingent liabilities, provided that the amounts referred to in (b) and (c) cannot exceed €30 million or (ii) certain events of default occur. The final redemption date of the loan note is August 17, 2026. The selling shareholder will repay its note to Petroplus International B.V. with part of the proceeds received from the sale of the Existing Shares in the Offering assuming it receives sufficient proceeds in excess of the amount described above.

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "**Other 4Gas Assets**"), to 4Gas B.V. for an initial consideration of $6.4 million (€5 million) non-recourse loan note and deferred consideration to the extent the aggregate proceeds of the sale of the Other 4Gas Assets exceed $6.4 million (€5 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and any accrued interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets or (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. Under the deferred compensation provision, the proceeds from the sale of Milford Haven and Milford Energy Ltd. assets will be paid as follows: the first €5 million will be paid to 4Gas B.V., the second €5 million will be paid to Petroplus International B.V. and the remaining proceeds will be split evenly between 4Gas B.V. and Petroplus International B.V. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets prior to their sale. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale.

Furthermore, Petroplus International B.V. has signed a non-binding memorandum of understanding with 4Gas B.V. setting forth the main terms and conditions under which the parties will negotiate in good faith for the sale of shares in Dragon LNG Holding Ltd. and Dragon LNG Ltd. (together, "**Dragon**") and Milford Energy Limited, after appropriate consents have been received from the other parties who have an interest in Dragon and Milford Energy Limited. There is no obligation to complete the sale of Dragon and Milford Energy Limited. However, if the transaction is completed, we expect to receive net proceeds of $25.7 million (€20 million) from the sale of Dragon and $6.4 million (€5 million) from the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold substantially all of our remaining non-core assets, including the Petroplus Tankstorage group, the Frisol/Bunkering group and the Oxyde group (collectively, the "**Other Non-Core Companies**"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of $147.5 million (€115 million), of which approximately $121 million (€95 million) had been repaid as of the date of this offering circular. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Frisol/Bunkering group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. or (v) certain events of default occur. The loan note terminates upon RIVR Divestment B.V.'s sale to a third party or its final liquidation, provided that (i) the proceeds of such sale or liquidation are applied to redeem any outstanding amounts under the note in accordance with its terms and (ii) RIVR Divestment B.V. does not have any rights to any other assets or claims or, at that point in time, any reasonable refinancing possibilities.

We have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties under the share sale and purchase agreement for the Other Non-Core Companies gives rise to a liability of $641,500 (€500,000) or more and the aggregate liability for all breaches of our representations and warranties exceeds $6.4 million (€5.0 million) subject to a cap of the purchase price. RIVR Divestment B.V. is required to procure the release of our subsidiary Petroplus International B.V. and any member of its group from any joint and/or several guarantees given or assumed by Petroplus International B.V. or any member of its group in relation to any of the liabilities of the Other Non-Core Companies. Pending such release, RIVR Divestment B.V. has agreed to indemnify Petroplus International B.V. and any member of its group against all amounts paid by any of them pursuant to any such guarantees.

On August 18 and 21, 2006, Petroplus International B.V. assigned all its rights and obligations under the Frisol/Bunkering and Oxyde share purchase agreements to RIVR Divestment B.V. Under these share purchase agreements, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and Oxyde group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, such agreements and any related agreements.

Other Agreements

In addition to the above loan notes, 4Gas Holding B.V., Petroplus Tankstorage B.V. and Frisol B.V. have issued to Petroplus International B.V. loan notes totaling approximately $16.4 million (€12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. or its group companies by 4Gas Holding B.V., Petroplus Tankstorage B.V. or Frisol B.V. or any of the companies in the 4Gas group, the Petroplus Tankstorage group or the Frisol/Bunkering group.

On August 21, 2006, the selling shareholder, Petroplus International B.V. and RIVR Divestment B.V. entered into an indemnity agreement pursuant to which Petroplus International B.V. has agreed to indemnify RIVR Divestment B.V. against any liabilities of RIVR Divestment B.V. in respect of any representation, warranty or indemnity set out in any share purchase agreement with any third party in relation to the disposal of the Other Non-Core Companies if RIVR Divestment B.V. is unable to pay such amounts itself, to the extent Petroplus International B.V. has provided prior written notice to the selling shareholder that it agrees to the terms of such share purchase agreement. In return, the selling shareholder has agreed to reimburse Petroplus International B.V. any time Petroplus International B.V. is required to make a payment under the indemnity agreement with RIVR Divestment B.V. or under any third-party claim related to Petroplus International B.V.'s ownership or operation of the Other Non-Core Companies or the assets of these companies prior to their sale, except if such payment relates to the agreement for the sale of shares in Oxyde Chemicals B.V., Petroplus Bunkering International B.V. or Petroplus Tankstorage International B.V. The selling shareholder's indemnity obligation will continue for a period of three years following August 21, 2006. The selling shareholder's aggregate liability under this indemnity agreement and another general indemnity agreement it entered into with RIVR Acquisition B.V. on August 21, 2006 may not exceed the sum of $32.1 million (€25.0 million). Under the general indemnity agreement, the selling shareholder agreed to indemnify RIVR Acquisition B.V. for a period of three years in relation to certain liabilities of RIVR Acquisition B.V. subject to the cap set as described in the preceding sentence. This general indemnity agreement was entered into in connection with our acquisition of the shares of RIVR Acquisition B.V.

We have also given other limited representations and warranties in the above-described share sale and purchase agreements with 4Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., we entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, we have agreed to perform certain management services, including liquidations or disposals in relation to designated operating companies in the RIVR Divestment group. This service agreement will terminate at the earlier of (i) December 31, 2007 or (ii) the sale, transfer or liquidation of the designated companies. The fee for these services is based on a cost-plus calculation that includes an initial margin of 10%.

Transaction with Members of the Board of Directors and Senior Management

We have agreed to lease office space in London from Argus Resources (UK) Limited, an entity controlled by Patrick Monteiro de Barros, a member of our board of directors, for one-half of the expenses associated with this office, which are expected to be approximately $9,000 per month.

Interested Parties

Board of directors members N. John Lancaster and Baran Tekkora are managing director and principal, respectively, of Riverstone, and former board of directors members Pierre F. Lapeyre and David M. Leuschen who resigned on November 29, 2006, are senior managing directors of Riverstone. In addition, former board of directors member Ian Forsyth who resigned on November 29, 2006 is one of our employees.

Other Related Party Transactions

As of December 31, 2005, Petroplus International B.V. had a note receivable in the amount of $251.2 million (including principal and interest thereunder) to its then sole shareholder, RIVR Acquisition B.V. Interest payable on this loan was $6.0 million in 2005 and $8.0 million in the first six months of 2006. This loan is eliminated in consolidation.

On December 1, 2005, Petroplus International B.V. entered into a management agreement with RIVR Acquisition B.V. Under this agreement, RIVR Acquisition B.V. provided administrative and financial services. We paid RIVR Acquisition B.V. $0.4 million for the provision of services under this agreement in 2005 and $0.6 million in the first four months of 2006. The management services agreement was terminated effective April 30, 2006.

Marcel van Poecke and Willem Willemstein, both of whom are indirect shareholders of the selling shareholder, were the co-chief executive officers of Petroplus International B.V. from May 1993 to May 2006. The aggregate amount paid by us and our subsidiaries to Messrs. van Poecke and Willemstein for acting as our co-chief executive officers and providing other services to our group was $3.8 million in 2005 and $3.0 million in the first six months of 2006.

Loans to Members of the Board of Directors or Senior Management

As of the date of this offering circular, we had no outstanding loans to members of the board of directors or the Senior Management.

INFORMATION ABOUT THE ISSUER

Incorporation, Name, Registered Seat, Duration and Fiscal Year

Petroplus Holdings AG was initially incorporated on February 20, 2006 under the name Argus Atlantic Energy Limited by Thomas D. O'Malley, our CEO and the Chairman of our board of directors, acting in his own name and through an entity controlled by him called Horse Island Partners, LLC, T.D.&M.A. O'Malley Foundation Inc. and Patrick Monteiro de Barros, a member of our board of directors, investing through Darsy II Ltd., a legal entity in which he has a beneficial interest, as a stock corporation established under the laws of Bermuda. In August 2006, Argus Atlantic Energy Limited combined its business with Petroplus International B.V.'s refining and wholesale marketing operations by exchanging shares of Argus Atlantic Energy Limited for shares of RIVR Acquisition B.V., which was the direct shareholder of Petroplus International B.V. at the time. On August 21, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office from Bermuda to Zug, Switzerland, and to change its name from Argus Atlantic Energy Limited to Petroplus Holdings AG, with Petroplus Holdings AG being entered on August 22, 2006, as a Swiss stock corporation (*Aktiengesellschaft*) pursuant to Articles 620 *et seq.* of the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*) in the Commercial Register of the Canton of Zug under registration number CH-170.3.029.779-9. For further information, see "Board of Directors, Senior Management and Employees" and "Principal and Selling Shareholder". Our registered office is Industriestrasse 24, 6304 Zug, Switzerland. Our registered office is our head office.

Petroplus Holdings AG has been incorporated for an unlimited duration.

Our financial year-end is December 31.

Business Purpose of Petroplus Holdings AG

Our principal purpose, as set out in article two of our articles of association, is the following: the direct or indirect acquisition, management and sale of participations in domestic and primarily foreign companies, particularly in the energy industry; the acquisition, management and sale of securities and other similar assets; and the execution and financing of financial and fiduciary businesses. We are empowered to open and maintain domestic and foreign branch offices, to take over agencies, to engage in any business and to enter into any agreements that are appropriate to promoting our purpose or that are directly or indirectly within the scope of our activities. We may also undertake financing for ourselves or on behalf of other parties, in particular the financing of holding companies as well as issuing guarantees and suretyships for associated companies and third parties.

Group Structure

Petroplus Holdings AG operates through majority or wholly owned subsidiaries, as well as certain minority participations. You can find information about our subsidiaries and equity investments in Schedule 3 and Notes 11 and 12 to the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005. As of May 31, 2006, EPH became a subsidiary of ours. You can find a list of EPH's subsidiaries in Note 26 to the EPH Consolidated Financial Statements as of and for the year ended December 31, 2005. In addition, the following wholly owned subsidiaries of Argus belong to our group: Argus Services Corporation (Delaware, USA), Argus International Limited (Bermuda), Argus International S.à.r.l. (Luxembourg), Argus Energy S.à.r.l. (Luxembourg) and Refinaria Vasco da Gama S.A. (Portugal). As listed in Note 11 and 12 of the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005, we hold more than 10% of the equity capital in the following non consolidated entities:

Name	Registered Office	Percentage Ownership of Equity Capital
PLG Pflichtlagergesellschaft für Mineralöle	Zug, Switzerland	35%
SOGEP Société Genevoisedes Pétroles	Vernier, Switzerland	32%
SAPPRO SA (Société du Pipeline a Produits Petroliers sur Territoire Genevois)	Vernier, Switzerland	15.6%
RBE–Rheinische Bio Ester GmbH & Co. KG	Neus, Germany	17.2%

DESCRIPTION OF SHARE CAPITAL AND SHARES

Set out below is certain information concerning our share capital and brief summaries of certain provisions of our articles of association ("Statuten"), the CO and other Swiss statutes relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, the CO and such other statutes as in effect on the date of this offering circular.

Share Capital and Share Capital Changes

Share Capital

As of the date of this offering circular, Petroplus Holdings AG's outstanding share capital amounts to CHF 535,529,988 and is divided into 58,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

If the over-allotment option is exercised, the share capital will be increased by up to CHF 24,786,000, or of up to 2,700,000 Shares, from Petroplus Holdings AG's authorized share capital, excluding the pre-emptive rights (*Bezugsrechte*) of the existing shareholders. See "—Share Capital and Share Capital Changes—Authorized Share Capital". The New Shares issued in the Offering shall be subscribed for and paid at their nominal value by Credit Suisse acting, on behalf of the Swiss Managers, in anticipation of their sale in the Offering, at the Offer Price pursuant to a Subscription and Underwriting Agreement. See "Offering and Sale".

Authorized Share Capital

As of the date of this offering circular, Petroplus Holdings AG's authorized share capital is CHF 185,144,994, divided into 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The Shares to be newly issued upon the exercise of the over-allotment option, if any, will come from the authorized share capital.

As of the date of this offering circular, article 5 of Petroplus Holdings AG's articles of association reads as follows (unofficial translation of the German original):

Authorized Capital

The board of directors is authorized to increase the share capital, at any time until November 29, 2008, by a maximum amount of CHF 185,144,994 by issuing a maximum of 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board of directors is entitled to issue these shares by means of a firm underwriting or in partial amounts.

The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares are to be paid up, the date from which they carry dividend rights and the allocation of unexercise pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent such rights are not exercised.

The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares or (ii) for granting an over-allotment option of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price. The new registered shares shall be subject to the transfer restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued will be reduced to the extent shares are issued out of conditional share capital pursuant article 6a.

Conditional Share Capital

As of the date of this offering circular, Petroplus Holdings AG's conditional share capital is CHF 230,191,254, divided into 25,075,300 fully paid-up registered shares with a nominal value of CHF 9.18 each pursuant to which (a) 4,907,000 of registered shares with a nominal amount of CHF 9.18 will be available for issuing, under the exclusion of shareholders' pre-emptive rights, to (i) directors, employees and consultants exercising option rights granted to them under employee participation plans or (ii) shareholders exercising the 2,420,134 options granted to them (see "—Outstanding Convertible Securities and Warrants, Bonds, Borrowing and Contingent Liabilities") and (b) up to 20,168,300 registered shares with a nominal amount of CHF 9.18 will be available for

issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG.

As of the date of this offering circular, articles 6 and 6a of Petroplus Holdings AG's articles of association read as follows (unofficial translation of the German original):

Conditional Capital

Article 6

Petroplus Holdings AG's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260 through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights granted to consultants, employees, and directors of Petroplus Holdings AG and its subsidiaries, as well as to shareholders.

The issuance of shares or option rights may be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

The new registered shares shall be subject to the transfer restrictions of article 8.

Article 6a

The share capital may be increased by a maximum amount of CHF 185,144,994 by issuing up to 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of Petroplus Holdings AG or one of its subsidiaries in one or more issues.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (a) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or (b) to issue warrants or convertible bonds on the national or international capital market.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in article 5 regarding share capital increases out of authorized capital.

Share Capital Changes

The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 are described below.

Petroplus Holdings AG (formerly Argus) was incorporated in Bermuda with an authorized share capital of $48,000 comprising 4,800,000 common shares of par value $0.01 per share. On February 23, 2006, the authorized share capital was increased from $48,000 to $2,000,000, of which $48,000 comprised 4,800,000 common shares of par value $0.01 per share that were issued on that day.

In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from $0.01 to $7.50 per share by leaving the issued share capital unchanged at $48,000, resulting in 6,400 issued common shares of par value $7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value $7.50 were issued out of the authorized share capital of $2,000,000, resulting in a total issued share capital of $1,080,000, consisting of 144,000 common shares of par value $7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from $2,000,000 to $750,000,000, out of which $15,558,375 comprised 2,074,450 common shares at par value $7.50 per share that were issued on the same day, leading to a total issued share capital of $16,638,375, consisting of 2,218,450 common shares at par value $7.50 each.

On August 21, 2006, Argus's issued share capital was increased from $16,638,375 to $302,524,500 by issuing 38,118,150 common shares of par value $7.50 out of Argus's authorized share capital of $750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V.

Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to $302,524,500, consisting of 40,336,600 common shares of par value $7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Pursuant to a shareholders resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their pre-emptive rights (*Bezugsrechte*) and the share capital increase was registered with the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006. For further information regarding the extraordinary shareholders' meeting see "Additional Information—Shareholders' Meeting Held on the Pricing Day".

No Participation Certificates and Profit Sharing Certificates

Petroplus Holdings AG does not have any participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*) outstanding.

Own Shares

We hold no treasury shares in Petroplus Holdings AG.

Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

We have granted a total of 2,442,634 options to members of the board of directors, Senior Management and an employee. 2,420,134 of these options were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each of these options provides the holder the right to purchase one share at a price of $15.80, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of The Equity Incentive Plan under which they were issued. One-half of the 2,218,450 options out of the total of 2,420,134 options that have been granted will vest at the earlier of (i) our initial public offering and (ii) July 31, 2007 and the other one-half will vest on July 31, 2008. The remaining 201,684 options will vest on June 1, 2009. The remaining 22,500 options are options the board of directors has resolved to grant to each member of the board of directors (excluding Thomas D. O'Malley) at the completion of the Offering. Each of these 22,500 options provides the holder with the right to purchase one share at the Offer Price. The options have a duration of 10 years and vest in equal amounts on the first, second and third anniversary of the first trading day of the Shares.

Description of the Shares

The Shares

All of the Shares are registered shares (*Namenaktien*) with a nominal value of CHF 9.18 each and restricted transferability in accordance with our articles of association. The 58,336,600 Shares outstanding as of the date of this offering circular are fully paid-up and validly issued. At the date of the Offering, shareholders do not have the right to ask for printing and delivery of share certificates (*Namenaktien mit aufgehobenem Titeldruck*). A shareholder may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding. See "Additional Information".

Voting and Transfers of Shares

Each Share carries one vote at the shareholders' meetings. All Shares have equal rights. Voting rights and certain other non-economic rights attached to the Shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or usufructuary (*Nutzniesser*) with voting rights.

Persons who have acquired registered Shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the Shares concerned in their own name and for their own account.

Persons not expressly declaring themselves to be holding Shares for their own account in their application for entry in the register of Shares (a "**Nominee**") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered Shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The board of directors has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated Shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant Shares.

If the registration of shareholdings with voting rights was effected based on false information, the board of directors may cancel such registration with retroactive effect.

Shareholders' Meetings

Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's preceding financial year. In the case of Petroplus Holdings AG, this means the meeting must be held on or before June 30 each year. A shareholders' meeting may be convened by the board of directors or, if necessary, by its independent auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved at a shareholders' meeting or requested by shareholders representing in aggregate at least 10% of the nominal share capital of Petroplus Holdings AG in writing. Holders of Shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. The request must be communicated to the board of directors in writing at least 45 days prior to the shareholders' meeting. Extraordinary shareholders' meetings may be called as often as necessary, in particular in all cases required by law. A shareholders' meeting is convened by publishing a notice of such meeting in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) or by sending a registered letter to the shareholders of record at least twenty days prior to such meeting.

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings.

The shareholders' meeting passes resolutions and carries out elections by the majority of the votes cast, including abstentions, void and blank votes, to the extent that the law or the articles of association do not provide otherwise. Such resolutions include amendments to the Articles, elections of the members of the board of directors and statutory and group auditors, approval of the annual financial statements, setting the annual dividend, decisions to discharge the members of the directors and management for statutory liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting (*Sonderprüfung*). A resolution passed at the shareholders' meeting with a qualified majority (*qualifiziertes Mehr*) of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for: (i) changes in a company's purpose; (ii) the

creation of shares with privileged voting rights (*Stimmrechtsaktien*); (iii) restrictions on the transferability of registered shares; (iv) an authorized or conditional increase in a company's share capital; (v) an increase in a company's share capital by way of capitalization of reserves (*Kapitalerhöhung aus Eigenkapital*), against contributions in kind (*Sacheinlage*), for the acquisition of assets (*Sachübernahme*) or involving the grant of special benefits; (vi) the restriction or elimination of pre-emptive rights of shareholders (*Bezugsrechte*) or (vii) a relocation of domicile. In addition, any article providing for a greater voting requirement than is prescribed by law or the existing articles of association must be adopted by such a qualified majority. Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (*Fusion*) (including a possible squeeze-out merger), de-merger (*Spaltung*) or conversion (*Umwandlung*) of a company.

At shareholders' meetings, shareholders can be represented by proxy. Each shareholder may authorize in writing any other person who does not have to be a shareholder, a company representative (*Organvertreter*), a specially designated independent shareholder representative (*unabhängiger Stimmrechtsvertreter*) or a depositary representative (*Depotvertreter*) to represent him or her in the shareholders' meeting.

The chairman of the shareholders' meeting decides on the voting procedure at meeting.

Shareholders' Inspection Rights

A shareholder may, upon application to Petroplus Holdings AG, inspect the minutes of our shareholders' meetings. In accordance with Swiss law, we make our annual report and the auditors' report available for inspection by shareholders at our registered address at least 20 days prior to each ordinary shareholders' meeting. Any shareholder may request a copy of these reports in advance of or after the ordinary shareholders' meeting. In addition, at a shareholders' meeting, a shareholder may request information from the board of directors concerning the business and operations of Petroplus Holdings AG and may request information from the auditors concerning the performance and results of their examination of the financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of Petroplus Holdings AG.

Shareholders' Right to Bring Derivative Actions

Under the CO, an individual shareholder may bring an action in his own name, for the benefit of the company, against the company's directors, officers or liquidators, which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties.

Allocation of Annual Net Profits

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital. Any net profits remaining are at the disposal of the shareholders' meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then an amount equal to 10% of such excess must be retained by the company as general reserves. See also "Dividends and Dividend Policy".

In addition, any proposal by the board of directors to declare a dividend will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax, regulatory and other legal considerations.

The proposal of the board of directors to distribute dividends requires the approval of the general shareholders' meeting. Furthermore, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory law and our articles of association. Dividends that have not been collected by the shareholders within five years after the due date prescribed under Swiss law are allocated to our free reserves.

Dividends are usually due and payable no sooner than three days after the shareholders' resolution relating to the allocation of profits has been passed.

You can find information about deduction of withholding taxes in "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Ordinary Capital Increase, Authorized and Conditional Share Capital

The share capital of Petroplus Holdings AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of the shareholders of Petroplus Holdings AG by a simple majority of the votes cast, (ii) in consideration of contributions in kind (*Sacheinlage*) if the pre-emptive rights (*Bezugsrechte*) of the existing shareholders are excluded or (iii) in the event of a transformation of reserves into share capital, by a majority of two-thirds of the shares represented and the majority of the nominal value of the shares represented at the meeting authorizing the resolution. In addition, under the Swiss Code of Obligations, the general meeting of shareholders may empower the board of directors to effect a share capital increase based on:

(a) authorized capital (*genehmigtes Kapital*) to be utilized at the discretion of the board of directors within a period not exceeding two years from approval by the general meeting of shareholders; and

(b) conditional capital (*bedingtes Kapital*) for the purpose of issuing shares, *inter alia*, to grant rights to employees, directors and advisors of the Company to subscribe to new shares and other option and conversion rights.

The authorized capital and the conditional capital may each not exceed 50% of the outstanding share capital.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a shareholders' meeting. Shareholders have certain pre-emptive rights (*Bezugsrechte*) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a shareholders' meeting by a qualified majority may, however, limit or suspend pre-emptive rights in certain circumstances, or delegate the right to limit or suspend the pre-emptive rights to the board of directors. Shareholders' pre-emptive rights in respect of the Offered Shares have been waived or excluded. In addition, the board of directors has been authorized to limit or suspend the pre-emptive rights in certain cases based on the authorized and conditional share capital. See "—Ordinary Capital Increase, Authorized and Conditional Share Capital".

Borrowing Powers

Neither Swiss law nor our articles of association restrict, in any way, our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors. A shareholders' resolution is not required.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interest. However, the CO contains a provision that requires directors and senior management of a stock company to safeguard the interests of the company and, in this connection, imposes a duty of loyalty and care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them other than at arm's length must be repaid to the company if such shareholder or director was acting in bad faith. The corporate governance directive of the SWX also addresses conflicts of interest issues. See "The SWX Swiss Exchange". In addition, Swiss law contains provisions under which the members of the board of directors and all the persons engaged in the management are liable to a company, its shareholders and its creditors for damages caused by the intentional or negligent violation of their duties.

Repurchase of Own Shares

Swiss law limits the right of a company to purchase and hold its own shares. A company and its subsidiaries may purchase shares only if and to the extent that (i) the company has freely distributable reserves in the amount of the aggregate purchase price; and (ii) the aggregate nominal value of all

shares held by the company does not exceed 10% of the company's share capital (20% in specific circumstances).

Shares held by Petroplus Holdings AG or its subsidiaries may, in accordance with Swiss law, not be voted at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to the Shares generally. Furthermore, under Swiss law, upon the purchase of shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances. In particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board (the body regulating takeover bids in Switzerland). Within these limitations, as is customary for Swiss companies, Petroplus Holdings AG may purchase and sell its own Shares from time to time in order to meet imbalances of supply and demand, to provide liquidity, and to modulate swings in the market price for Shares. As of the date of this offering circular, Petroplus Holdings AG holds no treasury shares.

Duration and Liquidation

Neither the articles of association nor operation of law limit the duration of Petroplus Holdings AG.

Petroplus Holdings AG may be dissolved by way of liquidation at any time by a shareholders' resolution passed by absolute majority (*absolute Mehrheit*) of the Shares represented at such meeting, whether Petroplus Holdings AG is being dissolved by way of liquidation or not. Dissolution by court order is possible if we become bankrupt, or if shareholders holding at least 10% of the share capital so request, and the court grants the request of such shareholders.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up nominal value of Shares held, but this surplus is subject to Swiss withholding tax of 35%. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax". The Shares carry no privilege with respect to such liquidation surplus.

Notices

Notices to shareholders are validly made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties are made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which to publish notices. Notices required under the SWX Listing Rules must be published in two Swiss newspapers with national circulation, one newspaper in German and the other in French.

Disclosure of Principal Shareholders

Under the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), persons who acquire or dispose of shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of a Swiss listed company must notify the company and the SWX of such transactions, whether or not the voting rights attributable to those shares can be exercised. Following the receipt of such notification, a company must inform the public about such change in shareholding.

Swiss company law also requires that we disclose the identity of all of our shareholders who hold more than 5% of our voting rights to the extent such shareholders are known or should be known to us. Such disclosure must be made once a year in the notes to the financial statements published in Petroplus Holdings AG annual report.

For a list of existing principal shareholders, see "Principal and Selling Shareholder".

Mandatory Offer

Pursuant to the applicable provisions of the SESTA, a person who acquires equity securities of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held in the company, exceed the threshold of 33⅓% of the company's voting rights (whether exercisable or not), that person must make an offer to acquire all of the listed

shares of such company. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances. If no waiver is granted, the mandatory take-over bid must be made pursuant to the procedural rules, set forth in the SESTA and the implementing Ordinances enacted thereunder.

This obligation to make an offer does not apply if the Shares have been acquired as a result of a donation, succession or partition of an estate, matrimonial property law or execution proceedings.

Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of Shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out provision pursuant to Article 22 para. 2 SESTA) or which would increase such threshold to 49% of the voting rights (opting-up provision pursuant to Article 32 para. 1 SESTA). The articles of association do not contain an opting-out or an opting-up provision.

Cancellation of Remaining Equity Securities and Squeeze-Out Merger

Under Swiss law, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

The Swiss Federal Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of the shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company can be cashed out instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or to the total number of shareholders entitled to vote.

Ownership of Shares by Non-Swiss Persons

Except for the limitation on voting rights described under "Description of Share Capital and Shares—Voting and Transfers of Shares" above, applicable to holders of shares generally, persons who are neither nationals of, nor resident in, Switzerland may freely hold, vote and transfer their shares in Swiss entities in the same manner as Swiss residents or nationals under Swiss law and our articles of association.

Exchange Controls and Other Limitations

Other than in connection with government sanctions imposed on certain persons and organizations, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares in Swiss entities.

THE SWX SWISS EXCHANGE

General Information

As our Shares are expected to be listed on the main board (*Hauptsegement*) of the SWX, Petroplus Holdings AG is subject to the regulations and listing rules of the SWX. The SWX is a stock exchange subject to the SESTA and is supervised by the Swiss Federal Banking Commission ("SFBC"). A listing by an issuer on the main board of the SWX requires that (i) the issuer have operating and financial records for a period of at least three years, (ii) the issuer's capital resources amount to at least CHF 25 million, (iii) the total market value of the issuer's initial public offering amounts to a minimum of CHF 25 million, and (iv) 25% of the issuer's outstanding share capital be in public hands.

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds.

Trading System

Trading at the SWX occurs through a fully integrated trading system covering the entire process from trade order to settlement. Trading of equities, exchange traded funds and investment funds begin each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). After the close of exchange trading, new orders can be entered or deleted until 10:00 p.m. From 6:00 a.m. (the system is not available between 10:00 p.m. and 6:00 a.m.) new orders can be entered until 9:00 a.m. For the opening phase (starting at 9:00 a.m.), the system closes the order book and starts opening procedures. It then establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions are held to determine the daily closing price for all equity securities traded on the SWX. At the start of the closing auction (shortly before close of trading), the status of all equity order books changes from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction, according to rules that are similar to those for the opening procedures.

Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to its price. A round lot of shares is currently only one share. In general, market orders (orders placed at best price) are executed first, followed by limit orders (orders placed at a price limit) prioritized on the basis of price. If several orders are listed at the same price, they are executed according to the time of receipt. During the trading period, members of the SWX are in principle required to enter all orders in their orderbooks, executing them by means of the automatic matching system. While the principle of best execution is observed, off-exchange transactions are permitted, as an exception, if the market value of an individual order for equity securities exceeds CHF 200,000. Transactions in shares effected by or through members of the SWX are subject to a turnover fee (including a supplemental SFBC surcharge) of up to 0.01%, calculated on the basis of the turnover achieved.

Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX within 30 minutes of their execution. Transaction information is collected, processed and immediately distributed by the SWX. Transactions outside trading hours must be reported prior to opening on the following exchange day. The SWX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX data in real time to subscribers as well as to other information providers such as the Investdata Systems of Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three working days after the trade date. Clearing and settlement for securities listed on the SWX main board are made through SIS.

The SWX may suspend the trading of securities in particular if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. In a predetermined number of circumstances, such as seriously questionable solvency of the issuer or continuous lack of required liquidity for efficient exchange trading, the SWX may cancel the listing securities (delisting). As the organizer of the market, the SWX is generally responsible for market surveillance and monitoring. The SWX aims to ensure transparency and fair trading for investors and to guarantee market efficiency.

Corporate Governance Directive and Management Transactions Directive

The Directive on Information Relating to Corporate Governance of April 17, 2002 of the SWX entered into force on July 1, 2002. It applies to issuers listed on the SWX and relates to annual reports prepared for financial years beginning January 1, 2002. The Corporate Governance Directive requires issuers to disclose important information on top-level management and control processes (or to give specific reasons why such information is not disclosed).

The Directive on the Disclosure of Management Transactions of January 7, 2005 of the SWX entered into force on July 1, 2005, and applies to all issuers whose equity securities are listed on the SWX and whose registered office is in Switzerland. Under this Management Transaction Directive, issuers are required to report transactions conducted by members of their board of directors and senior management in the company's own equity securities, including the exercise of conversion and share acquisition rights, as well as transactions in financial instruments whose price is influenced primarily by the company's own equity securities. These new rules distinguish between the disclosure by the members of the board of directors and senior management to the issuer and the subsequent notification by the issuer to the SWX. To the extent the value of the transactions concluded by an individual during a given calendar month collectively exceed CHF 100,000, the issuer has an obligation to notify the SWX of these transactions within two trading days. If all transactions concluded by an individual during a given calendar month do not collectively exceed CHF 100,000, the issuer must fulfill its obligation to notify by means of an overall notification sorted by transaction per individual and submitted to the SWX no later than four trading days following the end of the given calendar month. Management transactions that, in total, do not exceed the threshold of CHF 100,000 per person are not published by the SWX. If the threshold of CHF 100,000 per person is exceeded during a calendar month, the SWX publishes the person's function (executive or non-executive member of the board of directors or member of senior management) but not his or her name. The publication is made on the SWX website on the same trading day as notification is received from an issuer and is accessible by a remote access mechanism for a period of one year.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on the former Republic of Yugoslavia, the Republic of Iraq, Liberia, Ivory Coast, Sudan, Democratic Republic of Congo, Myanmar (Burma), Zimbabwe, Belarus, persons and organizations with connections to Osama bin Laden, the "Al-Qaeda" group or the Taliban, and certain persons in connection with the assassination of Rafik Hariri, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Shares.

OFFERING AND SALE

This Offering consists of 40,000,000 Offered Shares in Petroplus Holdings AG. In addition, the Managers have been granted an over-allotment option to subscribe for up to 6,000,000 Additional Shares to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. All of the Shares are validly issued and fully paid-up registered Shares with a nominal value of CHF 9.18. The Offered Shares represent 69% of the Shares in issue at the Closing Date (without giving effect to any exercise of the over-allotment option).

Under the terms and subject to the conditions contained in a subscription and purchase agreement entered into between the Petroplus Holdings AG, the selling shareholder and the Managers (the "**Underwriting Agreement**"), the Managers have undertaken, severally but not jointly, to purchase the New Shares and the Existing Shares at the Offer Price. Each Manager will purchase the number of Offered Shares set forth opposite its name in the table below:

Name	Percentage of Offered Shares	Number of Offered Shares
Credit Suisse[(1)]	31.5%	12,600,000
Morgan Stanley Bank AG	31.5%	12,600,000
UBS Investment Bank[(2)]	31.5%	12,600,000
Natexis Bleichroeder S.A.	3.5%	1,400,000
Bank Vontobel AG	2.0%	800,000
Total Offered Shares	**100%**	**40,000,000**

(1) Together with its affiliate Credit Suisse International.

(2) Together with its affiliate UBS Limited.

Pursuant to the Underwriting Agreement, we and the selling shareholders have granted to the Managers an option exercisable within 30 days after the first day of trading, to subscribe for up to 6,000,000 Additional Shares, at the Offer Price, to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. If the over-allotment option is exercised, the Managers have agreed severally but not jointly, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Offered Shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of Offered Shares.

The Managers propose to resell the Offered Shares and any such Additional Shares at the Offer Price by way of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside of the United States will be made in reliance on Regulation S. Shareholders, investors and depository banks should advise themselves of applicable laws and regulations. See also "Notice to Investors in the United States" and "—Transfer and Offering Restrictions".

The Underwriting Agreement provides that the Joint Bookrunners on behalf of the Managers will severally purchase the Offered Shares from Petroplus Holdings AG and the selling shareholder at the Offer Price, less commissions. Petroplus Holdings AG and the selling shareholder have agreed to pay commissions, which may be deducted from the proceeds of the Offering. Petroplus Holdings AG and the selling shareholder have also agreed to pay any taxes and duties (in particular the Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*)) relating to the sale and delivery of the Offered Shares or Additional Shares to the Managers or the sale and delivery by the Managers of such Shares to the initial purchasers thereof as contemplated in the Underwriting Agreement.

Petroplus Holdings AG has agreed to pay, among other expenses, the costs associated with the publication and distribution of the offering circular; certain legal expenses of Petroplus Holdings AG; costs of the accountants and other advisors retained by Petroplus Holdings AG; costs associated with the delivery of the Offered Shares and any Additional Shares; and all fees and expenses incurred in connection with the listing of the Shares on the SWX.

The Underwriting Agreement further provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

As more fully set out in the Underwriting Agreement, we and the selling shareholder have made certain representations and warranties and have agreed to indemnify the Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws, or to contribute to payments that the Managers may be required to make because of any of those liabilities.

Other Relationships

The Managers and certain of their affiliates have performed services for, or have a banking relationship with, us in the ordinary course of their business, including with respect to certain credit facilities that we have entered into and in connection with the distribution of certain of our products.

Lock-up Agreements with the Joint Bookrunners and the Managers

We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to the Plan and shares issued upon the exercise of options granted pursuant to the Plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager's spouse), (2) a trust, the beneficiaries of which are the Senior Manager and/or members of such person's immediate family or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization); provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after completion date of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in

clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Stabilization

In connection with the Offering, Morgan Stanley Bank AG, as Stabilization Manager, or persons acting on behalf of the Stabilization Manager, may, on behalf of the Managers, over-allot and effect transactions with respect to the Shares with a view to stabilizing or maintaining the market price of the Shares at a level higher than that which might otherwise prevail. Such transactions may be effected on the SWX, in the over-the-counter market or otherwise. However, there is no assurance that the Stabilization Manager, or persons acting on behalf of the Stabilization Manager, will undertake any such stabilization activities. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Other than as required by law, the Stabilization Manager does not intend to disclose the extent of any over-allotment and/or stabilization transactions in connection with the Offering or the amount of any long or short positions.

Offer Price

The Offer Price is CHF 63.00 per Offered Share. Prior to the Offering, there has been no public market in the Shares and no assurances can be given that an active trading market will develop or that the Shares will trade at or above the Offer Price.

Bookbuilding Period

The bookbuilding period commenced on November 13, 2006 and ended on November 29, 2006, 12:00 noon. (Swiss time).

Share Capital After the Offering

As of the date of this offering circular, Petroplus Holdings AG's nominal issued share capital is CHF 535,529,988 (or CHF 560,315,988 if the over-allotment option is exercised in full), divided into 58,336,600 (or 61,036,600 if the over-allotment option is exercised in full) fully paid-up registered Shares with a nominal value of CHF 9.18 each.

The Offered Shares represent approximately 69% of Petroplus Holdings AG total issued and outstanding share capital (approximately 75% if the over-allotment option is exercised in full).

Listing Agent

In accordance with Article 50 of the SWX Listing Rules, Credit Suisse being recognized as an expert by the Admission Board of the SWX, has filed on behalf of Petroplus Holdings AG, an application for the listing of the Shares on the SWX.

Listing, Trading and Clearing Codes

All our Shares in issue after the Offering, together with our conditional capital amount of CHF 230,191,254, have been accepted for listing on the main segment of the SWX. The Shares will be listed, and trading in them will commence, on or about November 30, 2006.

The Shares will be listed under the Swiss Security number (*Valorennummer*) 2 775 224 at the SWX. The ISIN is CH0027752242. The SWX ticker symbol will be PPHN and the common code will be 027460194.

Closing

Delivery of the Offered Shares against payment of the Offer Price is expected to occur on or about December 5, 2006, or on such other date as Petroplus Holdings AG, the selling shareholder and the Joint Bookrunners may agree in writing. The Underwriting Agreement provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

Form of Shares

Pursuant to the articles of association as at the day of the Offering, the Offered Shares will not be issued in certificated form but will be delivered in book-entry form only, into collective custody at SIS. Shareholders do not have the right to ask for printing or delivery of share certificates, but registered shareholders may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding (*aufgehobener Titeldruck*). See "Additional Information".

Voting Rights

Each Share carries one vote. See "Description of Share Capital and Shares—Description of the Shares".

Dividends

The Shares are entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". We cannot offer any assurance that a distributable net profit will actually be available in future fiscal years and/or in what amount any dividends may be paid out.

Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax".

Amendments and Changes

Any notices containing amendments or changes to the terms of the Offering or the offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85) and announced through electronic media in Switzerland and are expected to be published in a German-language and a French-language newspaper in Switzerland.

Authorizations

This offering circular and the participation of Petroplus Holdings AG in the Offering, as well as the listing of the Shares on the SWX, were approved by the board of directors on November 8, 2006.

Transfer and Offering Restrictions

Prospective investors in the Shares offered hereby must familiarize themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of such Shares.

United States

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold pledged or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, each Manager has acknowledged and agreed that it will not offer or sell the Offered Shares in this Offering within the United States, except to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act. Transfers of the Offered Shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Important Information About the Offering".

Australia

This offering circular has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange, and is not a disclosure document for the purposes of Australian law. This offering circular (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of Offered Shares in Australia (including an offer or invitation received by a person in Australia) and no Offered Shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D. 2 or Division 2 of Part 7.9 of the Corporations Act 2001 (Cth). Restrictions on the resale of the Shares in Australia may also apply under Australia's Corporations Act and, as such, professional advice should be obtained in such a situation.

Japan

The Offered Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, (the "SEL") and, accordingly, each Manager has undertaken that it has not offered or sold, or will not offer or sell, any Offered Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, or to others for reoffering or resale directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, except under circumstances which will result in the compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "**Japanese Person**" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offers of the Offered Shares to the public" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to the other selling restrictions set out below.

United Kingdom

Each Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA"))

received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Petroplus Holdings AG; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Offered Shares that has been approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers*; no Offered Shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the Offered Shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (*investisseurs qualifiés*) and/or a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the *Code monétaire et financier*. The direct or indirect distribution to the public in France of any so acquired Offered Shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the *Code monétaire et financier* and applicable regulations thereunder.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the Offered Shares and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*) (the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, the Offered Shares may not and will not be offered, sold or delivered, nor may or will copies of the offering circular or any other documents relating to the Offered Shares be distributed in Italy, except (i) to professional investors (*operatoriqualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "**Regulation No. 11522**"), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Offered Shares or distribution of copies of the offering circular or any other document relating to the Offered Shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Offered Shares in the Offering is solely responsible for ensuring that any offer or resale of the Offered Shares it purchased in the Offering occurs in compliance with applicable laws and regulations.

The offering circular and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading "—European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Spain

The offer of Offered Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Offered Shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

United Arab Emirates

This offering circular is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (the "UAE"). The Offered Shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other UAE exchange.

The Offered Shares have not been approved by the UAE Central Bank or any other relevant licensing authorities in the United Arab Emirates, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. This offering circular is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The Offered Shares may not be offered or sold directly or indirectly to the public in the UAE.

Bahrain

This offering circular has not been reviewed by the Bahrain Monetary Agency ("**BMA**"). This offering circular may not be circulated within the Kingdom of Bahrain nor may any of the Offered Shares be offered for subscription or sold, directly or indirectly, nor may any invitation or offer to subscribe for any Offered Shares be made to persons in the Kingdom of Bahrain. The BMA is not responsible for our performance.

Canada

This document is not, and under no circumstances is it to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offense.

Representations and Agreements by Purchasers

The Offering is being made in Canada only in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Prince Edward Island, New Brunswick, Nova Scotia and Newfoundland & Labrador (the "**Canadian Jurisdictions**") by way of a private placement of Offered Shares. The Offering in the Canadian Jurisdictions is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada. Each Canadian investor who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that: (1) the offer and sale was made exclusively through this document and was not made through an advertisement of the Offered Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has read and understood the terms referred to below under "—Canadian Resale Restrictions"; (3) where required by law, such investor is, or is deemed to be, acquiring the Offered Shares as principal for its own account in accordance with the laws of the

Canadian Jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the Offered Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of an investor resident in a province or territory other than Ontario and Newfoundland & Labrador, without the Manager having to be registered; (ii) in the case of an investor resident in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia or Prince Edward Island such investor is an "accredited investor" as defined in section 1.1 of National Instrument 45-106—Prospectus and Registration Exemptions ("**NI 45-106**"); (iii) in the case of an investor resident in Ontario or Newfoundland & Labrador, such investor, or any ultimate investor for which such investor is acting as agent (a) is an "accredited investor", other than an individual, as defined in NI 45-106 and is a person to which a dealer registered as an international dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario) (the "**OSA**") or section 86 of the Regulation under the Securities Act (Newfoundland & Labrador) (the "**NLSA**") may sell the Offered Shares or (b) is an "accredited investor", including an individual, as defined in NI 45-106 who is purchasing the Offered Shares from a fully registered dealer within the meaning of section 204 of the Regulation to the OSA or section 169 of the Regulation under the NLSA; and (5) such investor, if not an individual or an investment fund, has a pre-existing purpose and was not established solely or primarily for the purpose of acquiring the Offered Shares in reliance on an exemption from applicable prospectus requirements in the Canadian Jurisdictions.

Each resident of Ontario who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that such investor: (a) has been notified by Petroplus Holdings AG (i) that Petroplus Holdings AG is required to provide information ("**personal information**") pertaining to the investor as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any Offered Shares purchased), which Form 45-106F1 is required to be filed by Petroplus Holdings AG under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the "**OSC**") in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) that the public official in Ontario who can answer questions about the OSC's indirect collection of such personal information is the Administration Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, telephone: +1 (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Further, the investor acknowledges that its name, address, telephone number and other specified information, including the number of Offered Shares it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. Each resident of a Canadian Jurisdiction other than Ontario who purchases the Offered Shares hereby acknowledges to Petroplus Holdings AG and the Managers that its name and other specific information, including the number of Offered Shares it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the Offered Shares, each Canadian investor consents to the disclosure of such information.

Selling Restrictions

Each Manager has agreed that (a) no prospectus has been issued or will be issued in respect of the Offered Shares for distribution to the public under applicable Canadian securities laws, and (b) the Offered Shares may not be offered or sold, directly or indirectly, in Canada except with the consent of the Managers and in compliance with applicable Canadian securities laws and accordingly, any sales of Offered Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Language of Document

Each purchaser of Offered Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offered Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offered Shares in the Canadian Jurisdictions is being made on a private placement basis. Accordingly, any resale of the Offered Shares must be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offered Shares are advised to seek legal advice prior to any resale of Offered Shares.

Petroplus Holdings AG is not, and may never be, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Offered Shares will be offered and there currently is no public market for any of the securities of Petroplus Holdings AG in Canada, including the Offered Shares, and one may never develop. Under no circumstances will Petroplus Holdings AG be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory of Canada. Canadian investors are advised that Petroplus Holdings AG currently has no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory in Canada.

Rights of Action for Damages or Rescission

Securities legislation in some of the Canadian Jurisdictions provides some purchasers, in addition to any other rights they may have at law, with a remedy for rescission or damages or both where an offering memorandum and any amendment to it and, in some cases, advertising and sales literature used in connection therewith, contains a misrepresentation. Those remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation. ***Prospective purchasers should refer to the applicable provisions of the relevant securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights may be available to them.*** The enforceability of these rights may be limited as described below under "—Enforcement of Legal Rights".

The rights of action discussed below will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant Manager of the purchase price for the Offered Shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian Jurisdictions under local provincial securities laws.

Rights for Purchasers in Ontario

Securities legislation in Ontario provides investors in Offered Shares pursuant to this offering circular with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this offering circular or any amendment to it, contains a "Misrepresentation". Where used herein, "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation.

Section 130.1 of the OSA provides that every purchaser of securities pursuant to an offering memorandum (such as this offering circular) shall have a statutory right of action for damages or rescission against the issuer in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of

distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer provided that:

(a) if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer;

(b) the issuer will not be liable if it proves that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c) the issuer will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d) in no case shall the amount recoverable exceed the price at which the securities were offered.

Subject to the paragraph below, all or any one or more of the issuer and any selling securityholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a Misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the Misrepresentation was not based on information provided by the issuer, unless the Misrepresentation (a) was based on information that was previously publicly disclosed by the issuer, (b) was a Misrepresentation at the time of its previous public disclosure and (c) was not subsequently publicly corrected or superseded by the issuer prior to the completion of the distribution of the securities.

Section 138 of the OSA provides that no action shall be commenced to enforce these rights more than:

(a) in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b) in the case of an action for damages, the earlier of:

(i) 180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii) three years from the day of the transaction that gave rise to the cause of action.

The rights referred to in section 130.1 of the OSA do not apply in respect of an offering memorandum (such as this offering circular) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus requirement in section 2.3 of NI 45-106 (the "**accredited investor exemption**") if the prospective purchaser is:

(a) a Canadian financial institution (as defined in NI 45-106) or a Schedule III bank,

(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada), or

(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

The foregoing summary is subject to the express provisions of the OSA and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which Petroplus Holdings AG and the selling shareholder may rely.

Rights for Purchasers in New Brunswick

Pursuant to section 150 of the Securities Act (New Brunswick), if an offering memorandum (such as this offering circular), together with any amendment thereto or any information relating to the offer, delivered to a New Brunswick purchaser in connection with a distribution of securities, contains a misrepresentation and it was a misrepresentation at the time of purchase, the purchaser will be deemed

to have relied upon the misrepresentation and will, as provided below, have a right of action against the issuer and any selling securityholders for damages, or for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that among other limitations:

(a) no person is liable in an action for damages or rescission, if the person proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, the defendant is not liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied on;

(c) the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the misrepresentation was not based on information provided by the issuer unless the misrepresentation (i) was based on information that was previously publicly disclosed by the issuer, (ii) was a misrepresentation at the time of its previous public disclosure, and (iii) was not subsequently publicly corrected or superseded by the issuer before the completion of the distribution of the securities being distributed; and

(d) in no case shall the amount recoverable under these rights of action exceed the price at which the securities were offered.

In case of an action for rescission, no action shall be commenced more than 180 days after the date of the transaction that gave rise to the cause of action and in the case of any action, other than an action for rescission, no action shall be commenced more than the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (b) six years after the date of the transaction that gave rise to the cause of action.

Rights for Purchasers in Nova Scotia

In the event that an offering memorandum (such as this offering circular), together with any amendments thereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) is delivered to a Nova Scotia purchaser and contains a misrepresentation, the purchaser will be deemed to have relied upon such misrepresentation, if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the seller and every director of the seller at the date of the offering memorandum or, alternatively, a right of rescission against the seller (in which case the purchaser shall have no right of action for damages) against the seller and the directors of the seller at the date of the offering memorandum, provided that, among other limitations:

(a) no person or company will be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable exceed the price at which the securities were offered. In addition, no person or company (other than a seller if the seller is also the issuer) will be liable if such person or company proves that: (i) the offering memorandum or the amendment to the offering memorandum was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent, (ii) after delivery of the offering memorandum or the amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum, or amendment to the offering memorandum, the person or company withdrew the person's or company consent to the offering memorandum, or amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it, or (iii) with respect to any part of the offering memorandum or amendment to the offering memorandum purporting (A) to be made on the authority of an expert, or (B) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (1) there had been a misrepresentation,

or (2) the relevant part of the offering memorandum or amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement or the expert.

Furthermore, no person or company (other than the seller if the seller is also the issuer) will be liable under section 138 of the Securities Act (Nova Scotia) with respect to any part of the offering memorandum or amendment to the offering memorandum not purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (A) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation, or (B) believed that there had been a misrepresentation. If a misrepresentation is contained in a record incorporated by reference in, or deemed incorporated into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or amendment to the offering memorandum.

No action may be commenced to enforce the right of action as described above more than 120 days after the date on which payment was made for the securities or after the date on which the initial payment for the securities was made where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

Rights for Purchasers in Saskatchewan

Section 138 of The Securities Act, 1988 (Saskatchewan), as amended (the "**Saskatchewan Act**") provides that where an offering memorandum (such as this offering circular) or any amendment to it is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by the offering memorandum or any amendment to it is deemed to have relied upon that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for rescission against the issuer or a selling security holder on whose behalf the distribution is made or has a right of action for damages against:

(a) the issuer or a selling security holder on whose behalf the distribution is made;

(b) every promoter and director of the issuer or the selling security holder, as the case may be, at the time the offering memorandum or any amendment to it was sent or delivered;

(c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d) every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering memorandum or the amendment to the offering memorandum; and

(e) every person who or company that sells securities on behalf of the issuer or selling security holder under the offering memorandum or amendment to the offering memorandum.

Such rights of rescission and damages are subject to certain limitations including the following:

(a) if the purchaser elects to exercise its right of rescission against the issuer or selling security holder, it shall have no right of action for damages against that party;

(b) in an action for damages, a defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

(c) no person or company, other than the issuer or a selling security holder, will be liable for any part of the offering memorandum or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

(d) in no case shall the amount recoverable exceed the price at which the securities were offered; and

(e) no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than the issuer or selling security holder, will be liable if the person or company proves that (a) the offering memorandum or any amendment to it was sent or delivered without the person's or company's knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered or (b) with respect to any part of the offering memorandum or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering memorandum or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering memorandum or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than (a) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of any other action, other than an action for rescission, the earlier of: (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or (ii) six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of the Saskatchewan Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person who or company that is selling the securities, indicating the purchaser's intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of Petroplus Holdings AG and the selling shareholder, as well as any experts named herein, may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon Petroplus Holdings AG, the selling shareholder or such experts. All or a substantial portion of the assets of Petroplus Holdings AG, the selling shareholder and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Petroplus Holdings AG, the selling shareholder or such experts in Canada or to enforce a judgment obtained in Canadian courts against Petroplus Holdings AG, the selling shareholder or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Offered Shares. Prospective purchasers of Offered Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offered Shares for investment by purchasers under relevant Canadian legislation.

CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Shares based on the tax laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions of Switzerland and the United States in effect on the date of this offering circular. Tax consequences are subject to changes in Swiss or U.S. law (or subject to changes in interpretations of such laws), including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland and the United States. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Shares. Investors are advised to consult their own tax advisors as to Swiss, U.S. or other tax consequences of the acquisition, ownership and disposition of Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of Shares in light of the holder's particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of Shares.

Withholding Tax

Any dividends and similar distributions of profit and reserves made by Petroplus Holdings AG in respect of the Shares, including stock dividends and the distribution of any liquidation proceeds in excess of the nominal value of the Shares are subject to Swiss Federal Withholding Tax (*Verrechnungssteuer, impôt anticipé*) (**"Withholding Tax"**), imposed on the gross amount at the current rate of 35%. Thus, Petroplus Holdings AG may only pay out 65% of the gross amount of any dividends to the shareholder. A portion equal to 35% of the gross amount of such dividends must be paid to the Swiss Federal Tax Administration. The redemption of Shares by Petroplus Holdings AG may under certain circumstances (in particular, if the Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Withholding Tax purposes with the effect that Withholding Tax at the current rate of 35% is due on the difference between the redemption price and nominal value of the redeemed Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Shares are entitled to full subsequent relief of the Withholding Tax, either through a tax refund or through credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance. The same holds true for foreign resident investors who hold Shares through a permanent establishment or a fixed place of business situated in Switzerland, as defined for tax purposes. Other non-Swiss resident beneficiaries of dividends and similar distributions in respect of Shares may be entitled to a partial or full refund of the Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence (**"Tax Treaty"**).

The non-Swiss resident recipient of a taxable distribution may be entitled to a full or partial refund of the Withholding Tax, if the country in which the non-Swiss resident resides for tax purposes has entered into a Tax Treaty with Switzerland and the further conditions of such treaty are met. Non-Swiss resident holders should be aware that the procedures for claiming Tax Treaty refunds (and the time frame required for obtaining a refund) might differ from country to country. Non-Swiss resident holders should consult their own tax advisor regarding the tax consequences of the receipt, ownership, purchase, sale or other dispositions of the Shares and the procedure for claiming a refund of the Withholding Tax. If the non-Swiss resident holder holds the Shares through a permanent establishment

or fixed place of business situated in Switzerland, the entitlement to refunds of the Withholding Tax is governed by Swiss domestic law.

As of June 30, 2006, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Greece	Macedonia	Slovenia
Argentina*	Hungary	Malaysia	South Africa
Australia	Iceland	Mexico	South Korea
Austria	India	Moldova	Spain
Belarus	Indonesia	Mongolia	Sri Lanka
Belgium	Iran	Morocco	Sweden
Bulgaria	Ireland	Netherlands	Thailand
Canada	Israel	New Zealand	Trinidad and Tobago
China	Italy	Norway	Tunisia
Croatia	Ivory Coast	Pakistan	Ukraine
Czech Republic	Jamaica	Philippines	United Kingdom
Denmark	Japan	Poland	United States
Ecuador	Kazakhstan	Portugal	Uzbekistan
Egypt	Kuwait	Romania	Venezuela
Estonia	Kyrgyzstan	Russia	Vietnam
Finland	Latvia	Serbia and Montenegro	
France	Lithuania	Singapore	
Germany	Luxembourg	Slovakia	

* Not in force but provisionally applied by the Federal Tax Administration since January 1, 2001.

In addition, negotiations have been completed for new bilateral treaties with Armenia, Algeria, Azerbaijan, Bangladesh, Georgia and Zimbabwe.

Income and Profit Tax

Income Tax for Individuals: An individual who is a Swiss resident for tax purposes, or a non-Swiss resident holding Shares as part of a permanent establishment or a fixed place of business situated in Switzerland, receiving dividends and similar distributions (including liquidation proceeds and stock dividends) from Petroplus Holdings AG, has to include these distributions in his or her personal tax return and owes income taxes on the corresponding amounts.

Profit Tax for Legal Entities: Legal entities resident in Switzerland or non-Swiss resident entities holding Shares as part of a Swiss permanent establishment are required to include all taxable distributions received on the Shares in their profit and loss statement relevant for profit tax purposes; the taxable distribution is generally subject to profit taxes. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief with respect to distributions (*Beteiligungsabzug*), provided such Shares represent at the time of the distribution or at the closing date of the relevant financial statements at least 20% of the share capital or a fair market value of at least CHF 2 million.

A holder of Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions in respect of the Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident.

Net Worth and Capital Taxes

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a permanent establishment or fixed place of business situated in Switzerland, is required to include his or her Shares in his or her wealth that is subject to cantonal and communal net worth tax. No net worth tax is levied at the federal level.

Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital

tax is levied on the basis of the net equity of the legal entities. Usually, the acquisition of Shares should not influence the equity of a legal entity and should therefore have only limited influence on its capital tax charge. However, the acquisition of Shares may change the basis for international or intercantonal allocation of the taxable equity of the legal entity. No capital tax is levied at the federal level.

Taxes on Capital Gains upon Disposal of Shares

Individuals: Individuals who are resident in Switzerland for tax purposes and hold Shares as part of his or her private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, Share sale proceeds of a private individual may be recharacterized into taxable dividend income. Upon repurchase of Shares by Petroplus Holdings AG, the portion of the repurchase price in excess of the nominal amount may under certain circumstances not be classified as tax-exempt capital gain but as taxable income. Capital gains realized by an individual on Shares that are held as part of its business assets are subject to income taxation and social security contributions.

Legal Entities: Capital gains realized by legal entities resident in Switzerland for tax purposes or foreign legal entities holding Shares as part of a Swiss permanent establishment are generally subject to ordinary income or profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of Shares (*Beteiligungsabzug*), provided such Shares represent at the time of disposal at least 20% of the share capital and were held for at least one year.

Non-resident Individuals and Legal Entities: Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realized upon the disposal of the Shares.

Gift and Inheritance Taxes

The transfer of Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the deceased or the donator was resident for tax purposes in a canton levying such taxes.

Stamp Duty on Issuance of Shares

The issuance of shares is subject to Federal Issuance Stamp Duty (*Emissionsabgabe*) at a current rate of 1% of the issuance price of the shares net of certain costs incurred in connection with an offering.

Stamp Duty for Securities Dealing

The transfer of new Shares to the initial purchasers at the Offer Price is not subject to Swiss Federal Securities Transfer Stamp Tax. The transfer of existing Shares in the manner contemplated in this offering circular and any Share transfers after the Offering may be subject to a Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*) at a current rate of up to 0.15%, as well as the SWX turnover fee of currently up to 0.02% (including the Federal Banking Commission surcharge), both calculated on the purchase price or the sale proceeds, respectively, if such transfer occurs through or with a Swiss bank or another Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. The selling shareholder will bear any Swiss Federal Securities Transfer Stamp Tax becoming due upon the sale and delivery of the Offered Shares to the Managers or the sale and delivery by the Manager of such Shares to the initial purchasers thereof, as contemplated in the Underwriting Agreement.

The sale of Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss Federal Securities Transfer Stamp Tax if (i) such non-Swiss bank or securities dealer is a member of the SWX Swiss Exchange, and (ii) the sale takes place on the SWX Swiss Exchange. The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss Federal supervisory authorities are exempt from their portion of the Swiss Federal Securities Transfer Stamp Tax: investment funds, social security institutions, pension funds, life insurance companies and certain non-Swiss quoted companies and their non-Swiss

consolidated group companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds are also exempt from the Swiss Federal Securities Transfer Stamp Tax.

U.S. Federal Income Taxation

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion addresses only U.S. Holders (as defined below) that purchase Offer Shares in the Offering at the original Offering Price, hold Shares as capital assets and use the U.S. dollar as their functional currency. The discussion is a general summary and does not describe all tax considerations that may be relevant to a particular holder. It is not a substitute for tax advice. The discussion does not describe all U.S. federal income tax considerations that may be relevant to the acquisition, ownership or disposition of Shares by particular investors, and does not address U.S. state or local taxes, foreign taxes or U.S. federal taxes other than income tax. In particular, this summary does not address the tax treatment of particular purchasers, some of which are subject to special rules, such as banks, insurance companies, financial institutions, securities dealers, traders in securities that elect to mark to market, tax-exempt entities, individual retirement accounts and other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. expatriates, purchasers that own (or are deemed to own) 10% or more of the voting stock of Petroplus Holdings AG, purchasers liable for the alternative minimum tax and purchasers that will hold the Shares as part of a hedge, straddle, conversion, or other integrated or constructive sale transaction. This discussion does not address U.S. Holders that will hold Shares as part of the business property of a permanent establishment located outside the United States. Petroplus Holdings AG believes, and this discussion assumes, that it is not and will not become a passive foreign investment company ("PFIC").

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a U.S. citizen or resident alien, (ii) a corporation (or other business entity taxable as a corporation) created in or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court.

The U.S. federal income tax treatment of a partner in a partnership purchasing, owning and disposing of Shares will generally depend on the status of the partner and the activities of the partnership. A prospective purchaser that is a partnership and its partners should consult their tax advisors concerning the U.S. federal income tax consequences to partners in such partnership of the acquisition, ownership and disposition of Shares by the partnership.

Dividends

Subject to the PFIC rules described below, a U.S. Holder generally must include dividends (including the amount of Swiss tax withheld) on the Shares (other than certain pro rata distributions of Shares to all shareholders) in their gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

Provided that Petroplus Holdings AG is not a PFIC in the year of distribution or in the immediately preceding taxable year and is eligible for benefits under the income tax treaty between the United States and Switzerland ("**US-Switzerland Treaty**"), dividends should qualify for the reduced rate available to non-corporate U.S. Holders that meet certain eligibility requirements (including holding period) on qualified dividend income received in taxable years beginning before January 1, 2011. Dividends paid in Swiss francs will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Swiss francs at the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a

subsequent conversion of Swiss francs into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the US-Switzerland Treaty may claim a reduced 15% rate of Swiss withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility for reduction of Swiss withholding tax. Subject to generally applicable limitations, a U.S. Holder may claim a deduction or a foreign tax credit for Swiss tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Disposition

Subject to the PFIC rules described below, a U.S. Holder will recognize capital gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the Shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of Shares will realize an amount equal to the U.S. dollar value of the currency received on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any gain or loss on a subsequent conversion of the currency into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become, a PFIC. A foreign corporation will be a PFIC in any taxable year when, taking into account the income and assets of certain 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. PFIC status is determined annually and depends upon the composition of a company's income and assets, its activities and the market value of its assets from time to time. The valuation of Petroplus Holdings AG's assets will depend, in part, on the market value of its shares, which will vary. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year.

If Petroplus Holdings AG were a PFIC in any year when a U.S. Holder owns its Shares, the U.S. Holder would be subject to additional taxes on any excess distributions received from Petroplus Holdings AG and any gain realized from the sale or other disposition of its Shares (regardless of whether Petroplus Holdings AG continues to be a PFIC). A U.S. Holder would have an excess distribution to the extent that distributions on the Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over a U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before Petroplus Holdings AG became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. In addition, if Petroplus Holdings AG were a PFIC, U.S. Holders could not treat dividends received as qualified dividend income taxable at a reduced rate and all U.S. Holders could be subject to additional tax.

If Petroplus Holdings AG were a PFIC, a U.S. Holder might be able to avoid some of the tax consequences described above by electing to mark the Shares to market annually. Any gain from marking the Shares to market or from disposing of them is ordinary income. A U.S. Holder can recognize loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss recognized from marking the Shares to market is ordinary, but loss on disposing of them is capital loss except to the extent of unreversed gains. A U.S. Holder can elect to mark the Shares to market only if the Shares are marketable stock. The Shares will be marketable stock if they are traded (other than in de minimis quantities) on a qualified exchange for at least 15 days during each calendar quarter. The *Hauptsegment* of the Swiss Exchange should be a qualified exchange if, among other things, it maintains trading volumes, financial disclosure and other requirements designed to prevent fraud and protect investors. Each U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable.

If Petroplus Holdings AG were a PFIC, a U.S. Holder could not avoid the tax consequences just described by electing to treat Petroplus Holdings AG as a qualified electing fund ("QEF"), because Petroplus Holdings AG will not prepare the information that a U.S. Holder would need to make a QEF election.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of the Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

ADDITIONAL INFORMATION

Clearing Codes

The Swiss Security Number (*Valorennummer*) of the Shares is 2 775 224. The ISIN is CH0027752242. The Common Code is 027460194. The SWX ticker symbol will be PPHN.

Documents Available for Inspection

This offering circular and our articles of association are available for inspection during regular business hours at Petroplus Holdings AG's headquarters in Zug, Switzerland.

Auditors

Ernst & Young Ltd, Zurich, were appointed as auditors of Petroplus Holdings AG on August 22, 2006.

Paying Agent

As long as the Shares are listed on the SWX, Petroplus Holdings AG will maintain a principal paying agent (*Hauptzahlstelle*) in Switzerland. The principal paying agent for the Shares in Switzerland is Credit Suisse.

Notices

Pursuant to Petroplus Holdings AG's articles of association, its shareholder notices shall be made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties shall be made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which notices are published. Notices required under the SWX Listing Rules will be published in two Swiss newspapers with national circulation, with one such newspaper in German and the other in French.

Budgeted Capital Expenditures

The following table shows the geographical distribution of our budgeted acquisition and capital expenditures for the periods indicated:

	Six Months Ended December 31, 2006	Year Ended December 31, 2007
	($ million)	
Switzerland	$10	$ 22
Other	42	124
Total	$52	$146

You can find additional information about our budgeted acquisition and capital expenditures in "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Outlook—Budgeted Capital Expenditures".

Geographical Information

You can find information about our revenues by geographic market area in Note 28 to the Petroplus (Core Entities) Combined Financial Information for 2005 and Note 9 to the EPH Consolidated Financial Statements for 2005.

Shareholders' Meeting Held on the Pricing Day

Petroplus Holdings AG held an extraordinary shareholders' meeting on November 29, 2006, which resolved the following:

- Ordinary capital increase in an amount of CHF 165,240,000 through the issuance of 18,000,000 fully paid-up registered shares with a nominal value of CHF 9.18 each;

- creation of authorized and additional share capital each in the maximum amount of CHF 185,144,994 whereby the maximum amount of the authorized capital will be automatically reduced by the number of shares issued under conditional capital and vice versa, (for further information see "Description of Share Capital and Shares—Authorized Share Capital" and "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital");
- Increase of the conditional capital for the issuance of shares to directors, employees and consultants from CHF 44,434,798.56 to CHF 45,046,260 (for further information, see "Description of Share Capital and Shares—Conditional Share Capital").
- amendment of the articles of association to completely abolish the possibility of printing and delivery of certificates for registered shares (*Namenaktien mit aufgehobenem Titeldruck*), instead of registered shares (*Namenaktien mit aufgeschobenem Titeldruck*); and
- election of Maria Livanos Cattaui, Eija Malmivirta, Peter Backhouse, Patrick Monteiro de Barros, Markus Dennler, Walter Grüebler, Paddy Powers and Baran Tekkoa as new members of the board of directors replacing Pierre F. Lapeyre, David M. Leuschen and Ian Forsyth and determination of the term of office for all members of the board of directors.

You can find additional information about these resolutions in "Board of Directors, Senior Management and Employees" and "Description of Share Capital and Shares".

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this offering circular.

"API gravity" .... The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as:

$$\frac{141.5}{\text{Gravity of specific crude oil at } 15.6°C} - 131.5$$

Thus, the higher the API gravity is, the lighter is the crude oil.

"ARA" .... Antwerp-Rotterdam-Amsterdam.

"Atmospheric distillation" .... The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.

"Barrel" or "bbl" .... Barrel of crude oil, 159 liters by volume.

"Biodiesel"..................... Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.

"Biofuel" .... Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, rapeseed and soya.

"Bitumen" .... The low-value residual product of crude-oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.

"Bonny Light" .... Nigerian crude oil with API gravity of 36° and sulfur content of 0.2%.

"bpd" .... Barrels per day.

"Brass River".................. West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.

"Brent" .... A light North Sea crude oil with API gravity of approximately 38° and a sulfur content of 0.4%.

"c.i.f." .... Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.

"CO_2" .... Carbon dioxide, a significant greenhouse gas.

"Complexity" .... A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.

"Condensates" .... Natural gas liquids used as feedstocks in oil refining.

"CPC Blend" .... Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.

"Cracking" .... The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of saturated hydrocarbons suitable for gasoline and other light fractions to be recovered from crude oil.

"Crack Spread" .... A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.

"Dated Brent" .... The price for prompt shipments of Brent crude as reported by price agencies. It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.

"Desulfurization" or "Hydrotreating". A process to remove sulfur from petroleum products.

"Distillates" .... Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil and jet kerosene but exclude gasoline and naphthas.

"ETBE"...................... Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.

"European Union" .... Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom

"Feedstocks" .... Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.

"Fluid catalytic cracking" or "FCC". . The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.

"f.o.b."...................... Free on board. A delivery term denoting that the seller is responsible for delivery goods on board a ship or other conveyance for carriage to the consignee at a specified loading port as defined in the ICC Incoterms 2000.

"Gasoil" .... A liquid petroleum product with a boiling range temperature of 200°-370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The type of gasoil suitable for use in oil-fired heating plants and boilers is called heating oil, while the type suitable for internal combustion engines is called diesel.

"Gasoline" .... A light liquid petroleum product that is typically used as a fuel for internal combustion engines.

"GWh" .... Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.

"Heating oil" .... A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.

"Heavy fuel oil" .... Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.

"Heavy sour" .... Crude oils with a sulfur content greater than 2.0% and density greater than 30%.

"Heavy sweet" .... Crude oils with a sulfur content less than 0.5% and density greater than 30%.

"Hectare" .... 10,000 square meters.

"Hydrocracking"................ The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.

"ICC Incoterms 2000" .... Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.

"ISO" .... The International Organization for Standardization.

"ISO 9001" .... An international standard established by the ISO to certify quality management systems.

"ISO 14001" .... An international standard established by the ISO to certify environmental management systems.

"Light sour" .... Crude oils with a sulfur content between 0.5% and 1.0% and density less than 30%.

"Light sweet" .... Crude oils with a sulfur content less than 0.5% and density greater than 30%.

"LPG"....................... Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propene, butane, or butene as its main components, that has been liquefied to enable it to be transported and stored under pressure.

"Lubricants".................. Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.

"LVN"....................... Light, virgin naphtha.

"Medium sour" .... Crude oils with a sulfur content between 1.0% and 2.0% and density between 30% to 35%.

"MTBE" .... Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.

"Naphtha" .... A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in a reformer, producing high octane gasoline and hydrogen or other petrochemical products. Naphtha is also used as a chemical feedstock.

"Natural gas" .... Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.

"Netback" .... Sales price less all per unit costs.

"Northwest European crack spread" . The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".

"NO_x" .... Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground-level air pollution such as smog.

"OHSAS 18001" .... International standards used to certify occupational health and safety management systems.

"Petrochemicals" .... Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.

"ppm" .... Parts per million.

"Refinery" .... A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.

"Refining margin" .... The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).

"RBOB" .... Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes *RBOB* used to meet requirements of the U.S. reformulated gasoline program.

"Reformulated gasoline" .... An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasolines.

"Saharan Light" .... Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.

"SO_2" .... Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.

"Solvent" .... A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.

"Spot market" .... A term used to describe the international trade in one-off cargoes or shipments of commodities, such as crude oil, in which prices closely follow demand and availability.

"Sulfur-free fuel" .... Fuel with a sulfur content less than 10 mg/kg (ppm).

"TAME" .... Tertiary amyl methyl ether.

"Thermal conversion" .... A chemical transformation resulting from an increase in temperature.

"Ton" .... One ton represents 1,000 kilograms or approximately 2,205 pounds.

"ULSD" .... Ultra low sulfur diesel.

"Urals" .... The Russian benchmark crude oil which is a medium sour crude oil.

"Vacuum distillation" .... A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.

"Vacuum gasoil" or "VGO" .... Also known as cat feed. Feedstock for fluid catalytic cracker used to make gasoline, No.2 oil and other byproducts.

"Visbreaking" .... A process by which the heavy intermediates oils derived from the two serial crude distillation process (primary and vacuum distillation) are subjected to thermal conversion to improve fuel oil viscosity.

INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

Petroplus International B.V.

	Page
Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-4
Combined Income Statements for the Years Ended December 31, 2005 and 2004	F-5
Combined Balance Sheets as of December 31, 2005 and 2004	F-6
Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-7
Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-8
Notes to the Combined Financial Information	F-9
Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-63
Consolidated Income Statements for the Years Ended December 31, 2004 and 2003	F-64
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-65
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-66
Notes to the Consolidated Financial Statements	F-67
Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005	F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-87
Notes to the Interim Condensed Combined Financial Information	F-88

European Petroleum Holdings N.V.

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-100
Consolidated Income Statements for the Years Ended December 31, 2005 and 2004	F-101
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-102
Consolidated Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-103
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-104
Notes to the Consolidated Financial Statements	F-105

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-147
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-148
Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003	F-149
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-150
Notes to the Consolidated Financial Statements	F-151
European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-164
Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005	F-165
Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-166
Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-167
Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-168
Notes to the Interim Condensed Consolidated Financial Statements	F-169

Petroplus Holdings AG

	Page
Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the six months ended June 30, 2006 and for the Year Ended December 31, 2005	
Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005	F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-178
Notes to the Pro Forma Combined Financial Statements	F-180
Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of Offering date	
Pro Forma Balance Sheet as of Offering date	F-185
Notes to the Pro Forma Balance Sheet	F-186

Index to the Combined Financial Information

Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report F-4

Combined Income Statements for the Years Ended December 31, 2005 and 2004 .... F-5

Combined Balance Sheets at December 31, 2005 and 2004 .... F-6

Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004 .... F-7

Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004 . F-8

Notes to the Combined Financial Information F-9

Schedules F-49

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CC Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE COMBINED FINANCIAL INFORMATION OF PETROPLUS INTERNATIONAL B.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We report on the combined financial information for the years ended December 31, 2005 and December 31, 2004 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This combined financial information has been prepared for inclusion in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland and is set out on pages F-5 to F-61 in this Offering Circular. The combined financial information has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the combined financial information on the basis of preparation set out in Note 1 to the combined financial information. It is our responsibility to form an opinion on the combined financial information as to whether the combined financial information gives a true and fair view, for the purposes of the Offering Circular, and to report our opinion to you.

Scope

We conducted our work in accordance with International Standards on Auditing. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of this Offering Circular, a true and a fair view of the state of affairs of the Company as at December 31, 2005 and December 31, 2004 and of its results, cash flows and changes in equity for the years ended December 31, 2005 and December 31, 2004 in accordance with the basis of preparation set out in Note 1.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.

Combined Income Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Revenue	23, 28	$5,552.3	$5,360.0
Materials cost	23	5,375.5	5,110.0
Personnel expenses	23	77.6	84.4
Operating expenses	23	68.6	51.8
Depreciation and impairment	23	40.7	31.0
Other administrative expenses	23	35.7	40.8
Operating (loss)/income		**(45.8)**	**42.0**
Financial income	23	16.3	10.1
Financial expense	23	(80.0)	(43.5)
Foreign currency exchange losses		(3.1)	(0.1)
Share of loss from equity investments	12	—	(2.7)
Net (loss)/income before income taxes		**(112.6)**	**5.8**
Income tax benefit/(expense)	25	6.4	(4.2)
Net (loss)/income		**$ (106.2)**	**$ 1.6**
Attributable to:			
Equity holders of the parent		$ (106.3)	$ 1.6
Minority interests		0.1	—
		$ (106.2)	$ 1.6

See notes to the combined financial information

Petroplus International B.V.

Combined Balance Sheets

At December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Non-current assets			
Intangible assets	7, 8	$ 11.6	$ 17.1
Property, plant and equipment	9	426.0	479.6
Investments in associates	11	0.4	0.4
Financial assets available for sale	12	1.8	2.0
Deferred tax asset	25	7.8	—
Other financial assets	10, 29	251.2	—
Total non-current assets		**698.8**	**499.1**
Current assets			
Inventories	13	481.7	289.5
Trade debtors, net	14	438.6	427.7
Other receivables and prepayments	27, 29	219.2	286.1
Taxes other than company income taxes	26	2.0	1.1
Company income tax		0.8	2.5
Derivative financial instruments	29	285.4	280.8
Cash and short-term deposits	6, 29	62.7	139.9
Total current assets		**1,490.4**	**1,427.6**
Total assets		**$2,189.2**	**$1,926.7**
Non-current liabilities			
Interest bearing loans and borrowings	15, 29	$ 364.3	$ 335.4
Employee benefits liability	18	22.5	36.8
Deferred tax liability	25	11.5	15.7
Provisions for liabilities and charges	17	2.3	2.2
Total non-current liabilities		**400.6**	**390.1**
Current liabilities			
Interest bearing loans and borrowings	15, 29	151.5	149.7
Trade creditors	16	651.4	386.9
Taxes other than company income taxes	26	222.9	256.4
Company income tax		5.4	—
Derivative financial instruments	29	485.2	344.9
Other payables and accrued expenses	16	131.0	159.1
Total current liabilities		**1,647.4**	**1,297.0**
Shareholders' equity			
Minority shares	19	0.4	0.3
Equity attributable to shareholders of the parent	20	140.8	239.3
Total equity		**141.2**	**239.6**
Total liabilities and shareholders' equity		**$2,189.2**	**$1,926.7**

See notes to the combined financial information

Petroplus International B.V.

Combined Cash Flow Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Operating activities			
Net (loss)/income		$(106.2)	$ 1.6
Adjustments to reconcile net (loss)/income:			
Depreciation of property, plant and equipment	9	37.3	30.1
Impairment charge on intangible assets	7	3.4	0.9
Share-based payments	21	1.0	0.7
Change in provisions	17	(9.7)	(33.2)
Changes in working capital:			
(Increase)/decrease in trade debtors and other receivables	14, 27	(98.1)	57.3
Increase in inventories	13	(242.2)	(48.0)
Decrease in derivative financial instruments	29	151.4	49.8
Increase in trade creditors, other payables and accrued expenses	16	360.0	23.4
Interest paid		(41.1)	(43.4)
Interest received		7.8	1.4
Income taxes received		2.5	—
Income taxes paid		—	(2.6)
Net cash provided by operating activities		66.1	38.0
Investing activities			
Investment in property, plant and equipment	9	(46.6)	(76.7)
Issuance of note receivable to parent, net	10	(74.7)	—
Dividends received from financial assets available for sale		—	(2.7)
Disposal of associated companies		—	(2.5)
Net cash used in investing activities		(121.3)	(81.9)
Financing activities			
Shareholders' contribution (disposal of non-core entities)	1	89.5	136.5
Repurchase of share options	21	(3.2)	—
Increase/(decrease) in short-term borrowings		22.7	(29.0)
Debt repayments	15	(589.4)	—
Debt issues	15	476.9	28.2
Net cash (used in)/provided by financing activities		(3.5)	135.7
Net cash flow		(58.7)	91.8
Net foreign exchange differences		(18.5)	7.7
Movement in cash and short-term deposits		(77.2)	99.5
Balance as per January 1,		139.9	40.4
Balance as per December 31,		$ 62.7	$139.9

See notes to the combined financial information

Petroplus International B.V.

Combined Statements of Changes in Equity

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

		Attributable to equity holders of the parent						
	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority interest	Total Equity
Balance as per January 1, 2004		$1.5	$230.4	$ —	$(206.9)	$ 25.0	$0.3	$ 25.3
Translation adjustment				15.7		15.7		15.7
Net income recognised directly into equity		—	—	15.7	—	15.7	—	15.7
Net income for the period					1.6	1.6	—	1.6
Total recognised income and expense for the period		—	—	15.7	1.6	17.3	—	17.3
Shareholders' contribution (disposal of non-core entities)	1				196.3	196.3		196.3
Share-based payments	21				0.7	0.7		0.7
Balance as per December 31, 2004		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239 6
Translation adjustment				(27.5)		(27.5)		(27.5)
Net income recognised directly into equity		—	—	(27.5)	—	(27.5)	—	(27.5)
Net loss for the period					(106.2)	(106.2)	0.1	(106.1)
Total recognised income and expense for the period		—	—	(27.5)	(106.2)	(133.7)	0.1	(133.6)
Shareholders' contribution (disposal of non-core entities)	1				37.4	37.4		37.4
Share-based payments	21				1.0	1.0		1.0
Repurchase of outstanding stock options	21				(3.2)	(3.2)		(3.2)
Balance as per December 31, 2005		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2

See notes to the combined financial information

1 Business and basis of preparation for the combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. Petroplus owns and operates two refineries; Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity approximately 185,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities.

Basis of preparation

The combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements,* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Combined financial information" section.

All amounts included in the combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

Combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus Rules prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the years ended December 31, 2005 and 2004.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2005 and 2004.

1 Business and basis of preparation for the combined financial information (Continued)

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to shareholders' equity:

	2005	2004
Dragon LNG*	$ —	$106.7
Tango	—	90.9
SPMR	15.7	—
SBI Holding	11.4	—
UK Cards business**	7.7	—
NSP	3.0	—
Others	(0.4)	(1.3)
Total	$37.4	$196.3

* Of which USD 59.8 million was received in 2005.

** Of which USD 7.7 million was received in the first half of 2006.

IFRS (specifically, IAS 27) does not provide for exclusion of subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein, therefore, does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements,* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles used in the preparation of the combined financial information are further described in Note 4.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The Board of Directors of Petroplus International B.V. authorized the combined financial information for issuance on September 29, 2006.

2 Effects of the adoption of IFRS

While the Company is presenting combined financial information that is not fully compliant with IFRS, the Company has applied IFRS 1, *First-time adoption of International Financial Reporting Standards,* as if the financial information provided complied with IFRS. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, with the last period being the year ended December 31, 2005. Those accounting policies should comply with IFRS as effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- no retroactive restatement of business combinations that occurred before January 1, 2004;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognition of all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

2 Effects of the adoption of IFRS (Continued)

- application of IFRS 2, *Share-based Payments*, to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005; and
- assumption of the transitional provisions of IFRIC 4, *Determining whether an Arrangement contains a Lease*, will be applied as of January 1, 2004.

In accordance with IFRS 1, reconciliations are provided between the previously issued 2005 annual report of Petroplus consolidated to the Petroplus (core entities) under Dutch GAAP and from Petroplus (core entities) under Dutch GAAP to Petroplus (core entities) under IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I and Schedule II to these Notes.

3 Summary of significant judgments and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial information, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the combined financial information.

Finance Lease Commitments—The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4, the Company has determined that contract to be a finance lease.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by

3 Summary of significant judgments and estimates (Continued)

management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Combination

The combined financial information includes the parent company and its subsidiaries that are part of the core business of Petroplus and over which entities the parent company has control.

Petroplus's combined financial information represents the core businesses of Petroplus, which are the refining assets and the associated supply and marketing businesses of the Company. Subsidiaries acquired during the year are consolidated from the date of acquisition. Subsidiaries divested during the accounting period are included in the consolidated accounts until the date of divestment.

Intragroup transactions, receivables, liabilities and internal profits resulting from assets sold within the group have been eliminated. Minority interests have been reported separately in the income statement and the balance sheet.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of the core business in terms of the combined income statement and combined balance sheet in 2004 and 2005. Additionally, costs related to certain key management personnel not related to the core business of the Company have been excluded from the results. These costs for the year ended December 31, 2005 was USD 8.1 million (2004: USD 0.4 million).

Translation of foreign currencies

The combined financial information is presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the group have different functional currencies. As such, management has determined that USD will be the presentation currency management will use in monitoring the performance and financial position of the group. The functional currency of Petroplus International B.V. is the euro. Each entity in the group

4 Summary of significant accounting policies (Continued)

determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.24
1 CHF	$0.80	$0.81
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the refined product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

4 Summary of significant accounting policies (Continued)

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

4 Summary of significant accounting policies (Continued)

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	30 years
Machines & Equipment	2-40 years
Other assets	3-25 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments

4 Summary of significant accounting policies (Continued)

of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Investments in associates

The Company's investment in associates is accounted for under the equity method of accounting. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models. Additionally, the Company ensures that that commodity instruments put in place match up to the actual physical movement for both volume and pricing and each commodity instrument is put in place to for a specific refinery.

Interest rate swaps

The Company uses interest rate swaps to fix the variable interest rates on its senior debt and working capital facilities.

4 Summary of significant accounting policies (Continued)

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the combined income statement. Interest rate swaps and currency hedges are recorded to financial expense on the combined income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for

4 Summary of significant accounting policies (Continued)

the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;

4 Summary of significant accounting policies (Continued)

- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of other receivable or other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

4 Summary of significant accounting policies (Continued)

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates three defined benefit plans in Switzerland, United Kingdom and Belgium. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at the at date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is

4 Summary of significant accounting policies (Continued)

measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Share of minority interest in total assets

Negative minority interests are provided for unless the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Share based payment transactions

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments transaction, whereby employees render services as consideration for equity instruments ("equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company only has issued equity-settled transactions.

Equity-settled transactions

The cost of equity-settled transactions with employees is measure by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes model, further details are provided in Note 21. In valuing, equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

If an equity-settled award is repurchased during the vesting period or fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument grated, measured at the repurchase date. Such excess is recognized as expense in the income statement in the line item personnel expenses.

For options which were granted prior to November 7, 2002 or had fully vested by January 1, 2005, and IFRS 2 is not applied, costs at date of exercise or repurchase are recorded in the combined financial information.

Related party transactions

Transactions between the Company and related parties are disclosed in Note 30, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the combined balance sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

4 Summary of significant accounting policies (Continued)

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities. Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities. Acquisitions and disposals of subsidiaries and equity participations are included within net cash flow from investing activities. Proceeds from the disposal of non-core activities are included within net cash flow from financing activities when received. Dividend distributions are included within net cash flow from financing activities.

5 Recently issued standards and interpretations

New standards and interpretations early adopted

In 2004, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*. IFRIC 4 provides guidance for determining whether certain arrangements that do not take the legal form of a lease but convey a right to use an asset are, or contain, leases that should be accounted for in accordance with the lease accounting standard. IFRIC 4 is effective for annual periods beginning on or after January 1, 2006.

Under IFRS 1 a first-time adopter may apply the transitional provisions in IFRIC 4. Therefore, a first-time adopter may determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date.

Petroplus applied the transitional provisions in IFRIC 4 in accordance with IFRS 1 and determined at transition date whether arrangements contain a lease. Refer to Note 22 for further detail on leases.

New standards and interpretations not yet adopted

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. Petroplus Group is not active in the upstream oil market. Therefore IFRS 6 is not relevant to the Company's operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The

5 Recently issued standards and interpretations (Continued)

Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financials.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the consolidated financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financials.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Cash and short-term deposits

Cash and short-term deposits for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Cash	$ 0.8	$ 75.5
Short term deposits	61.9	64.4
Cash and short term deposits	$62.7	$139.9

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 29 for the fair value of cash and short term deposits.

6 Cash and short-term deposits (Continued)

Of the total amount included in cash and short term deposits at December 31, 2005 approximately USD 59.2 million was pledged due to various borrowing agreements (2004: USD 79.1 million).

7 Intangible assets

	2005	2004
Balance as per January 1,	$17.1	$16.6
Impairment	(5.5)	0.5
Balance as per December 31,	$11.6	$17.1
Cost	$21.2	$21.2
Accumulated amortization and impairment	(9.6)	(4.1)
Balance as per December 31,	$11.6	$17.1

At January 1, 2004	
Cost (gross carrying amount)	$21.2
Accumulated amortization and impairment	(4.6)
Net carrying amount	$16.6

Intangible assets fully relate to goodwill on the Company's purchase of the Cressier refinery and the SFPLJ pipeline. Prior to the adoption of IFRS, goodwill was amortized over ten to twenty years, respectively, using the straight-line method and based on expected return of the acquired asset. As from January 1, 2004, the date of adoption of IFRS 3, *Business Combinations*, goodwill is no longer amortized but is subject to annual impairment testing. For further information see Note 8.

8 Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to one cash-generating unit for impairment testing which is as follows:

The carrying amount of goodwill allocated to the cash-generating unit as of December 31, 2005 and 2004 was USD 11.6 million and USD 17.1 million, respectively.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill.

Budgeted earnings before interest, income taxes and depreciation and amortization ("EBITDA")—The basis to determine the value assigned to the budgeted EBITDA is the average EBITDA achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. In the assessment of potential goodwill impairment the Company used a discount rate of 10%. The total potential amount that could be impaired as of December 31, 2005 was USD 11.6 million.

9 Property, plant and equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004 were as follows:

	2005					
	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
Exchange differences	(7.0)	(6.8)	(46.4)	(1.1)	(1.6)	(62.9)
Additions	—	—	9.3	0.1	37.7	47.1
Disposals	—	(0.5)	—	—	—	(0.5)
Reclassifications	—	—	38.0	0.2	(38.2)	—
Depreciation	—	(1.1)	(34.6)	(1.6)	—	(37.3)
Balance as per December 31,	**$44.4**	**$ 41.3**	**$ 323.6**	**$ 6.9**	**$ 9.8**	**$ 426.0**
Cost	$44.4	$ 99.1	$ 575.9	$ 17.0	$ 11.1	$ 747.5
Accumulated depreciation	—	(57.8)	(252.3)	(10.1)	(1.3)	(321.5)
Balance as per December 31,	**$44.4**	**$ 41.3**	**$ 323.6**	**$ 6.9**	**$ 9.8**	**$ 426.0**

	2004					
	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5
Exchange differences	4.6	4.4	29.7	0.8	1.0	40.5
Additions	—	0.4	45.2	1.2	29.9	76.7
Disposals	—	—	—	—	—	—
Reclassifications	—	—	33.1	0.1	(33.2)	—
Depreciation	—	(1.4)	(27.0)	(1.2)	(0.5)	(30.1)
Balance as per December 31,	**$51.4**	**$ 49.7**	**$ 357.3**	**$ 9.3**	**$ 11.9**	**$ 479.6**
Cost	$51.4	$ 99.8	$ 526.8	$16.4	$ 11.6	$ 706.0
Accumulated depreciation	—	(50.1)	(169.5)	(7.1)	0.3	(226.4)
Balance as per December 31,	**$51.4**	**$ 49.7**	**$ 357.3**	**$ 9.3**	**$ 11.9**	**$ 479.6**
At January 1, 2004						
Cost	$46.8	$ 98.9	$ 447.2	$14.9	$ 14.9	$ 622.7
Accumulated depreciation and impairment	—	(52.6)	(170.9)	(6.5)	(0.2)	(230.2)
Net carrying amount	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5

The Company had no recorded impairment charges for 2005 and 2004.

The carrying amount of finance leases included in equipment as of December 31, 2005 is USD 29.2 million (2004: USD 35.4 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company are USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets. In addition, all assets of the Teesside refinery have been put as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005 (2004: USD 87.3 million).

10 Other financial assets

Other financial assets represent a long-term loan receivable on RIVR Acquisition B.V., the parent of the Company, which has no specific end date. The interest is based on a variable interest rate which at December 31, 2005 was 5.0%.

11 Investments in associates

The Company has the following investments in associates:

Pflichtlager Ges, is an entity established for administration and management of the compulsory stock obligation for Petroplus, BP, Shell and others as set by the government. Petroplus holds 35% in line with the volume of the compulsory stock obligation. The entity is not listed on a public stock exchange.

SOGEP, is an entity that operates a tank storage facility in Geneva for its majority shareholders being Shell, Esso and Petroplus (32% shareholding). The entity is not listed on a public stock exchange.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2005 and 2004:

	2005			2004		
	Pflichtlager Ges	SOGEP	Total	Pflichtlager Ges	SOGEP	Total
Share of the associate's balance sheet						
Shareholding	35%	32%		35%	32%	
Current assets	$ 13.8	$ 0.1		$ 16.8	$ 0.1	
Non-current assets	—	2.3		—	2.9	
Current liabilities	(13.5)	(2.3)		(16.5)	(3.0)	
Non-current liabilities	—	—		—	0.1	
Net assets	$ 0.3	$ 0.1	$0.4	$ 0.3	$ 0.1	$0.4
Share of the associate's Profit and Loss						
Revenues	$ 1.5	$ 1.0		$ 1.5	$ 1.0	
Net income	$ —	$ —		$ —	$ —	

12 Financial assets available for sale

Description	Country	Ownership 2005	Ownership 2004	Balance 2005	Balance 2004
SAPPRO SA	Switzerland	15.6%	15.6%	$0.5	$0.5
Rheinische Bio Ester GMBH ("RBE")	Germany	17.2%	17.2%	1.3	1.5
Total financial assets available for sale				$1.8	$2.0

The financial assets available for sale are recorded at their fair-value. For RBE and SAPPRO, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2005 was nil (2004: loss of USD 2.7 million). The Company recognizes proceeds from investments when dividends are declared.

13 Inventories

	2005	2004
Raw materials	$279.4	$152.0
Finished goods	196.5	129.3
Spare parts	5.8	8.2
Total inventories	**$481.7**	**$289.5**

There was no write-down of inventories for the years ended December 31, 2005 and 2004. Inventories have been pledged as security for the Company's credit facilities.

14 Trade debtors, net

	2005	2004
Trade Debtors	$439.8	$433.2
Provision for doubtful debt	(1.2)	(5.5)
Total trade debtors, net	**$438.6**	**$427.7**

Trade debtors have been pledged as security for the Company's credit facilities.

15 Interest bearing loans and borrowings

	2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	**$364.3**			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CH
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	**$151.5**			

15 Interest bearing loans and borrowings (Continued)

	2004	Interest rate	Maturity	Currency
Non-current				
Senior Notes (at nominal value)	$304.3	10.50%	Oct. 2010	EURO
Senior Notes (at amortised cost)	$303.3	10.50%		EURO
Finance lease obligation	32.1	5.12%		
Total non current	**$335.4**			
Current				
Credit facility	$146.4	varies		EURO
Finance lease obligation	3.3	5.12%		
Total current	**$149.7**			

Senior Notes

On October 10, 2000, Petroplus Funding B.V. (a wholly-owned finance subsidiary of Petroplus International B.V.) issued 10.5% Senior Notes in the amount of USD 130.3 million (EUR 150 million). The notes would mature on October 15, 2010. On February 15, 2001 the Senior Notes were increased by USD 68.8 million (EUR 75 million) (issue 103.5%) resulting in a total outstanding amount of USD 199.1 million (EUR 225 million). The bond premium received is allocated through the effective interest rate approach.

In March 2005, Petroplus repurchased the majority of the outstanding Senior Notes pursuant to the acceptance of bid made to the bond holders at a price of 108.75%. Subsequently the remaining balance of approximately USD 3.6 million was repurchased in November 2005. The cost to buy back the Senior Notes was USD 28.5 million and was charged to financial expense on the income statement for the year ended December 31, 2005. The balance of the outstanding Senior Notes on December 31, 2005 was nil (December 31, 2004: USD 304.3 million).

Senior Debts

To finance the bid on the shares and Senior Notes as well as associated financial costs, a bridge facility of USD 379 million (EUR 320 million) was made available to Petroplus and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the bids. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from non-core disposals, which is treated as a shareholder's contribution to equity, this bridge facility has been refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and at the same time under the Second Lien Facility Agreement USD 71.1 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement have maturities ranging from 3 to 6 years. Part of the loans are subject to scheduled repayments. The loans are secured via fixed asset security. The balance of the outstanding loans drawn under the Senior Facility Agreement on December 31, 2005 amounts to USD 295.6 million, of which USD 5.9 million is short term (< 1 year), USD 159.8 million is long-term (> 1 year and < 5 year) and USD 129.9 million is long-term (> 5 year). The short term portion is classified under Current liabilities.

The loans drawn under the Second Lien Facility Agreement have a maturity of 7 years. It will be repaid in one bullet payment at maturity date. These loans have a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounts to USD 71.1 million.

Financial covenants of the Senior and Second Lien Facility Agreements will be effective as from March 31, 2006.

15 Interest bearing loans and borrowings (Continued)

Credit Facilities

Short-term borrowings, are mostly secured by way of pledge of stocks and trade debtors. Generally short-term bank borrowings are also incurred under the Company's working capital credit facilities. Furthermore, the short term borrowings from banks include a USD 29.6 million Revolving facility which is part of the Senior Facility Agreement.

Total undrawn borrowing facilities as of December 31, 2005 and 2004 were approximately USD 76.0 million and USD 50.0 million, respectively.

Finance lease obligation

Amount represents the total present value of the finance lease related to the supply of hydrogen to the Cressier refinery. See Note 22 for further information.

Covenants

The key covenants which the Company is required to maintain under the Senior and Second Lien Facility Agreements are a Consolidated Tangible Net Worth and an Interest Coverage Ratio. Participating banks to the Senior and Second Lien Facility Agreements have a pledge on inventory and trade debtors that are financed through the facilities. The covenants are calculated for the Company on a consolidated basis under Dutch GAAP rather than the combined financial information which are presented herein. For 2005 the Interest Coverage Ratio was required to be equal or greater than 2.00 over a past period of 12 months and the Consolidated Tangible Net Worth was required to be equal or greater than USD 118.4 million (EUR 100 million). For the years ended December 31, 2005 and 2004 the Company met the requirements of the covenants.

16 Trade creditors and other payables

	2005	2004
Trade creditors	$651.4	$386.9
Payables to non-core entities	27.1	40.0
Other payables and accrued expenses	103.9	119.1
Total trade creditors and other payables	**$782.4**	**$546.0**

At December 31, 2005 USD 103.9 million (2004: USD 119.1 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

17 Provisions for liabilities and charges

	2005	2004
Balance at January 1,	$ 2.2	$1.6
Additions	0.3	0.6
Utilised	(0.2)	—
Balance at December 31,	$ 2.3	$2.2
Current	$ —	$ —
Non-current	2.3	2.2
Balance at December 31,	$ 2.3	$2.2

17 Provisions for liabilities and charges (Continued)

The provisions are mainly recognized for the environmental liabilities related to soil remediation programs in Antwerp, Belgium. It is expected that the majority of the remediation work will occur from 2007 up to 2016.

18 Employee benefit plans

The Company has three defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds.

The following tables summarizes the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the consolidated income statement.

Changes in present value of defined benefit obligations are as follows:

	2005	2004
Defined benefit obligation at January 1,	$147.4	$123.4
Interest cost	5.1	4.7
Current service costs	6.7	7.0
Past service cost	0.1	—
Benefits paid	(4.6)	(0.5)
Actuarial losses/(gains) on obligation	3.6	2.1
Plan curtailments/settlements	(10.0)	(1.9)
Exchange differences	(19.1)	12.6
Defined benefit obligation at December 31,	**$129.2**	**$147.4**

The pension scheme in Switzerland was changed during 2005 resulting in a lower defined benefit obligation of USD 10.0 million.

Changes in fair value of plan assets are as follows:

	2005	2004
Fair value of plan assets at January 1,	$107.9	$ 90.0
Expected return on assets	5.3	4.7
Contributions by employer	4.6	4.5
Contributions by employees	1.6	1.7
Benefits paid	(4.6)	(0.5)
Plan settlement	—	(1.4)
Actuarial gains/(losses)	10.7	(0.4)
Exchange differences	(15.0)	9.3
Fair value of the plan assets at December 31,	**$110.5**	**$107.9**

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by Petroplus International B.V.

18 Employee benefit plans (Continued)

Benefit liability

	2005	2004
Defined benefit obligation	$(129.2)	$(147.4)
Fair value of plan assets	110.5	107.9
	(18.7)	(39.5)
Unrecognised net actuarial (gains)/losses	(3.8)	2.7
Employee benefit liability	$ (22.5)	$ (36.8)

Net benefit (income)/expense

	2005	2004
Service cost	$ 6.7	$ 7.0
Employee contributions	(1.6)	(1.7)
Net service cost	5.1	5.3
Past service cost	0.1	—
Plan curtailment	(10.0)	(0.5)
Net actuarial gain recognized in the year	(0.6)	—
Interest cost	5.1	4.6
Expected return on assets	(5.2)	(4.6)
Pension cost of defined benefit schemes	(5.5)	4.8
Defined contribution schemes	3.5	1.2
Pension costs	$ (2.0)	$ 6.0
Actual return on plan assets	$ 15.2	$ 4.8

The net benefit expense was recognized in personnel costs on the income statement.

Total contributions to the defined benefit pension plans in 2006 are expected to amount USD 6.4 million (USD 4.7 million contributions by employer and USD 1.7 million contributions by employees).

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2005	2004
Discount factor	3.7%	3.8%
Expected investment yield	4.8%	5.3%
Future pay increases	2.1%	2.1%
Future pension increases	1.6%	1.1%
Average remaining period of service years	13.76	12.92

The assumptions are weighted on the present value of the respective defined benefit obligations except for the expected investment yield which is weighted on the fair value of the respective plan assets.

19 Minority shares

Minority shares represent the portion of profit or loss and assets in subsidiaries that are not held by the Company and are presented separately within equity in the combined balance sheet.

20 Shareholders' equity

The authorized share capital as of December 31, 2005 is USD 1.5 million (EUR 1.2 million) (2004: USD 1.5 million (EUR 1.2 million)) and is comprised of 80 million shares at USD 0.05 each (EUR 0.04). Of these, 40 million are ordinary shares and 40 million are preference shares. The issued share capital as of December 31, 2005 was comprised of 30,887,238 shares (2004: 30,887,238 shares) at USD 0.05 each (EUR 0.04), all of which have been paid in full. No preference shares have been issued.

No options were exercised in 2005 or 2004. All outstanding options were repurchased in 2005 and cash settled as part of the acquisition by RIVR Acquisition B.V. of Petroplus International B.V.

Of the share premium reserve amount USD 230.4 million (EUR 183.5 million) as of December 31, 2005, approximately USD 205.9 million (EUR 164 million) is recognized by law as share premium reserve (recognized fiscal reserve).

The extent to which shareholders' equity is freely distributable is not determined on the combined financial information for 2005 and 2004 but on the Company's statutory financial statements for 2005 and 2004 prepared in accordance with Dutch GAAP, which includes the non-core entities.

For details on the contributions of shareholders, see Note 1.

There were no dividends paid or proposed during the year.

21 Stock Option Plans

The share option scheme of Petroplus is an equity-settled share-based payment plan. The services Petroplus receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses. The options can only be exercised when the employee remains in the entity's employ/service.

Up and till the financial year 2003 Petroplus granted options to management and personnel. After 2003, no more options have been granted. Since the transitional provisions of IFRS 2 allow the application of the standard to options only granted after November 7, 2002, Petroplus will only apply the standard on the options granted in 2003.

The following table shows, for 2005 and 2004, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices translated at the respective year-end exchange rates.

	2005		2004	
	Number of options	Average exercise price in USD	Number of options	Average exercise price in USD
Outstanding option rights as per January 1,	2,089,500	$12.35	2,386,000	$11.44
Issued option rights during the period	—	$ —	—	$ —
Cancelled option rights during the period	(719,500)	$17.11	(296,500)	$11.88
Exercised/Repurchased option rights during the period	(1,370,000)	$ 8.21	—	$ —
Outstanding option rights as per December 31,	—	$ —	2,089,500	$12.35
Not exercisable as per December 31,	—	$ —	1,063,000	$ 8.12
Exercisable option rights per December 31,	—	$ —	1,026,500	$16.33

In 2003 a total number of 756,000 (after cancellations due to resignations by personnel) of options were granted to management and personnel. Of these options 378,000 had an exercise period from 2005-2008 and 378,000 had an exercise period from 2006-2009. All of the 2003 options had a strike price of USD 7.03 per share (EUR 5.60).

21 Stock Option Plans (Continued)

During 2005 all Petroplus shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equaled the USD 11.20 (EUR 9.00) cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) settlement payment per option. In total USD 3.2 million was paid to management and personnel in exchange for the 2003 options. As under IFRS this is regarded as an acceleration of the vesting, which resulted in an extra charge of USD 0.3 million in 2005 which is recorded in the income statement as personnel expense. No further share options are outstanding as of December 31, 2005.

Under IFRS 2, the fair-value of the equity-settled share options granted is estimated as at the date of grant using the Black & Scholes option valuation model taking into account the terms and conditions upon which the options were granted. Below, the key parameters are presented that were used to establish the fair-value for the year ending December 31, 2003 (no further options were granted in 2005 and 2004):

Date option grant	September 15, 2005
Price of stock	USD 7.28 (EUR 5.80)
Strike price	USD 7.03 (EUR 5.60)
Interest	2.36% (EURIBOR 12th month)
Implied volatility	20-40 (50%/50%)
Exercise period	5-6 yrs. (50%/50%)
Fair value per share	USD 2.45 (EUR 1.95)

Total expense for share-based compensation plans for the year ended December 31, 2005 and 2004 was USD 1.0 million and USD 0.7 million, respectively. Under IFRS this charge is allocated to the period in which goods or services are received or a cancellation takes place. The total cash settlement in 2005 of USD 3.2 million equals the fair value of the options at the repurchase date.

22 Commitments and contingencies

Management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss.

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers and office machines. The total non-cancelable commitments can be specified as follows:

Operating lease commitments—Company is lessee

The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

	2005	2004
Within one year	$5.9	$11.7
After one year but not more than five years	1.8	1.8
More than five years	1.2	1.6
	$8.9	$15.1

Petroplus International B.V.
Notes to the Combined Financial Information (Continued)
For the years ended and as of December 31, 2005 and 2004

22 Commitments and contingencies (Continued)

Operating lease commitments—Company is lessor

The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

	2005	2004
Within one year	$ 25.1	$ 28.9
After one year but not more than five years	59.1	80.1
More than five years	32.0	53.9
	$116.2	$162.9

Bitumen supply contract

Under the bitumen supply contract the Company is supplied with crude oil feedstock, takes legal title and ownership and it converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approx. USD 1.3 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003 and the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput deal

Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low suflur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title of the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approx. USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can not be terminated prior to September 2006 and will continue thereafter until one of the parties serves a notice of termination.

Finance lease commitments—Company is lessee

The Company entered into a contract which contains a finance lease for a hydrogen unit. Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

	2005		2004	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	$ 2.8	$ 1.4	$ 3.3	$ 1.6
After one year but not more than five years	11.4	8.6	13.1	9.4
More than five years	25.5	19.2	32.6	24.4
	39.7	29.2	49.0	35.4
Less amounts for finance charge	(10.5)		(13.6)	
Present value of the minimum payments	$ 29.2	$29.2	$ 35.4	$35.4

Under the hydrogen supply contract a third party supplies Petroplus with hydrogen whereby the supplier legally owns and operates an asset on the site of Petroplus. Petroplus effectively purchases all

22 Commitments and contingencies (Continued)

of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for Petroplus to purchase the asset.

Total rent expense for the years ended December 31, 2005 and 2004 was USD 4.6 million and USD 4.7 million, respectively.

Contingencies

During the normal course of business the Company has been named in various suits and claims. The Company believes that the ultimate resolution of these claims, to the extent not provided for will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. However, an adverse outcome of any one or more of these matters could have a material adverse effect on annual operating results or cash flows.

Contingent liabilities related to letters of credit were USD 509.8 million at December 31, 2005 (2004: USD 602.9 million). Contingent liabilities related to guarantees were USD 85.8 million at December 31, 2005 (2004: USD 128.3 million).

23 Additional income statement disclosures

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, tank rental and handling fees.

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 116.1 million (2004: loss of USD 7.1 million) for the commodity instruments.

Personnel expenses

	2005	2004
Wages, salaries and bonuses	$61.9	$55.3
Social security costs	7.0	8.2
Pension costs	(2.0)	6.0
Contract labor	6.7	7.0
Expense of share based payments	1.0	0.7
Other personnel expenses	3.0	7.2
Total personnel expenses	$77.6	$84.4

Additionally, see below for the personnel expense allocated by department:

	2005	2004
Operations department	$51.8	$52.2
Sales and marketing department	16.1	22.5
General and administrative department	9.7	9.7
	$77.6	$84.4

23 Additional income statement disclosures (Continued)

Operating expenses

	2005	2004
Energy costs	$20.4	$20.0
Chemical costs	20.4	10.7
Other refining costs	4.1	2.0
Logistic costs	1.1	1.6
Utilities	0.7	0.9
Maintenance	14.4	15.5
Project costs	6.1	—
Safety, health and environmental costs	1.4	1.1
Total operating expenses	$68.6	$51.8

Depreciation and impairment

	2005	2004
Depreciation	$37.3	$30.1
Impairment of intangible assets	3.4	0.9
Total depreciation and impairment	$40.7	$31.0

Other administrative expenses

	2005	2004
Consultant costs	$ 6.8	$ 5.8
Insurance	5.2	5.6
Rental expenses	4.6	4.7
Accommodation costs	3.9	3.7
Traveling expenses	3.4	2.9
IT costs	3.2	3.7
Office costs	2.2	2.4
PR costs	0.7	1.4
Bad debt expense	0.7	5.0
Other	5.0	5.6
Total other adminstrative expenses	$35.7	$40.8

Financial income

	2005	2004
Interest income	$11.2	$ 5.0
Interest received on bank accounts	3.1	4.0
Interest on debtors	0.1	—
Other	1.9	1.1
Total financial income	$16.3	$10.1

23 Additional income statement disclosures (Continued)

Financial expense

	2005	2004
Interest on long term liabilities	$18.6	$31.5
Buy back High Yield Bond	28.5	—
Net interest paid/(received) on working capital	9.1	3.2
Letter of credit charges, commission fees and other finance charges	12.3	8.5
Foreign currency hedges	9.1	—
Interest hedges	(0.2)	—
Finance charges payable under finance leases	1.6	—
Miscellaneous interest expense	1.0	0.3
Total financial expense	$80.0	$43.5

24 Number of employees

The number of employees of the combined entities as of December 31, 2005 was 682 (2004: 666).

25 Income tax

The major components of income tax expense for the years ended December 31, 2005 and 2004 are:

	2005	2004
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$(5.7)	$ 1.6
Adjustments in respect to current income tax of previous years	(1.5)	(0.5)
Deferred Income tax		
Related to origin and reversal of temporary differences	13.6	(5.3)
Income tax benefit/(expense)	$ 6.4	$(4.2)
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates for the years ended December 31, 2005 and 2005 are as follows:

	2005	2004
Net (loss)/income before taxes	$(112.6)	$ 5.8
Less: Share of income/(loss) of associates	—	(2.7)
Net (loss)/income before taxes and share of income/(loss) of associates	$(112.6)	$ 3.1
Expected tax charge at statutory rates	$ 35.5	$ (3.0)
Adjustment in respect of prior periods	(1.5)	(0.6)
Deferred tax asset not recognised for tax losses incurred	(17.9)	(18.9)
Unrecognised tax losses carried forward being utilised	0.6	12.4
Effect of tax rates in foreign jurisdictions	(10.3)	5.9
Income tax (expense)/benefit	$ 6.4	$ (4.2)

25 Income tax (Continued)

Deferred income tax

Deferred income tax at December 31, 2005 and 2004 relates to the following:

	2005	2004
Deferred tax liability		
Timing differences:		
Property, plant and equipment	$ 22.3	$ 26.7
Inventory	1.8	1.9
Receivables	0.6	0.1
Pensions	0.8	—
Derivative financial instruments	—	3.5
	25.5	32.2
Deferred tax asset		
Losses available for offset against future taxable income	1.1	3.8
Timing differences:		
Intangible assets	5.3	7.0
Inventory	3.3	—
Derivative financial instruments	8.9	—
Pensions	2.8	4.9
Other	0.4	0.8
	21.8	16.5
Deferred tax liability, net	$ (3.7)	$(15.7)
Presented in the balance sheet as:		
Deferred tax asset	$ 7.8	$ —
Deferred tax liability	(11.5)	(15.7)
	$ (3.7)	$(15.7)

The net tax losses carried forward which remain unvalued equate to approximately USD 182.4 million (December 31, 2004: approximately USD 191.0 million). These losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued since their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods. However, following the change in shareholding, the tax loss carried forward balance in the Netherlands will expire effective January 1, 2006 and reduce the total balance by USD 88.8 million to USD 93.6 million.

26 Taxes other than company income taxes

	2005	2004
Value added tax	$(108.6)	$(143.4)
Excise duties	(112.5)	(110.4)
Wage tax	—	(1.6)
Withholding tax	0.2	0.1
	$(220.9)	$(255.3)
Presented in the balance sheet as:		
Receivable	$ 2.0	$ 1.1
Payable	(222.9)	(256.4)
	$(220.9)	$(255.3)

27 Other receivables and prepayments

	2005	2004
Receivables from non-core entities	$161.7	$228.8
Compulsory stock	22.3	29.2
Miscellaneous other receivables and prepayments	35.2	28.1
Total other receivables and prepayments	**$219.2**	**$286.1**

28 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$2,117.2	$1,475.2
United Kingdom	1,945.9	1,546.5
The Netherlands	304.0	260.5
Belgium	226.0	262.0
Germany	237.2	1,356.1
Rest of the world	722.0	459.7
Total revenues	$5,552.3	$5,360.0

The following table provides details of total segment assets (total assets less income tax assets) by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$1,240.5	$1,026.8
United Kingdom	299.4	280.1
The Netherlands	387.7	231.7
Belgium	118.9	110.0
Germany	108.1	272.6
Rest of the world	26.0	3.0
Total segment assets	$2,180.6	$1,924.2

28 Segment reporting (Continued)

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$19.2	$44.7
United Kingdom	8.5	11.3
The Netherlands	3.6	0.7
Belgium	15.2	18.3
Germany	0.1	0.2
Rest of the world	—	1.5
Additions to property, plant, equipment and intangible assets	$46.6	$76.7

29 Financial instruments

The financial results of Petroplus can be influenced by the fluctuation of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Oil price risks

Due to the nature of its business, the Company has a significant involvement in crude and oil products trading as part of its normal operations. This is done to optimize gross margin from its refineries product output and obtain favorable pricing for supplies for its refineries.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the refinery margin hedge program, a large portion of the output of the refineries (more than 50%) is hedged through cash flow hedges in order to secure a refining margin.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged.

Interest risks

The Company has a significant amount of term debt primarily at floating rates, in order to minimize the impact of the floating interest rate fluctuations the Company has entered into interest rate swaps to fix the rate on the long-term debt.

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other

29 Financial Instruments (Continued)

means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. To strengthen its assessment policy and procedures, Petroplus has a Corporate Credit Committee.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus maintains comprehensive company-wide insurance coverage. Damages as a consequence of business interruption are included in the insurance coverage for the Refinery operations of Teesside and Cressier. Terrorism is covered in the UK and Switzerland.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments, that are included in the combined financial information.

	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Other financial assets	$251.2	$251.2	$ —	$ —
Other receivables and prepayments	$219.2	$219.2	$286.1	$286.1
Derivative financial instruments:				
Refining margin hedges	$ 54.1	$ 54.1	$ 41.1	$ 41.1
Product hedges	229.5	229.5	239.7	239.7
Foreign exchange hedges	0.9	0.9	—	—
Interest hedges	0.9	0.9	—	—
Derivative financial instruments	$285.4	$285.4	$280.8	$280.8
Cash and short-term deposits	$ 62.7	$ 62.7	$139.9	$139.9
Financial liabilities				
Interest bearing loans and borrowings	$515.8	$515.8	$485.1	$498.7
Derivative financial instruments:				
Refining margin hedges	$ 97.6	$ 97.6	$ 20.7	$ 20.7
Product hedges	377.3	377.3	324.2	324.2
Foreign exchange hedges	9.6	9.6	—	—
Interest hedges	0.7	0.7	—	—
Derivative financial instruments	$485.2	$485.2	$344.9	$344.9

Market values have been used to determine the fair values of the derivative financial instruments. All non-current financial assets, loan notes (recorded under other receivables) and interest bearing loans & borrowings carry a floating interest rate. Therefore, the carrying amount equals the fair value of these items.

30 Related parties

The Company has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As the financial information is presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation but under the

Petroplus International B.V.
Notes to the Combined Financial Information (Continued)
For the years ended and as of December 31, 2005 and 2004

30 Related parties (Continued)

combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial year:

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2005	$ —	$ —	$251.2	$ —
	2004	$ —	$ —	$ —	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2005	$162.1	$68.5	$ 32.5	$111.2
	2004	$ 86.3	$33.5	$ 37.9	$156.9

Transactions with parent company

RIVR Acquisition B.V. is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 the Company granted RIVR a loan which amounts USD 251.2 million at year end. The interest on this loan amounts USD 6.0 million for the year 2005 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.4 million.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel

	2005	2004
Short term employee benefits	$2.1	$1.6
Profit sharing and bonus related payments	2.9	0.2
Post-employment pension and medical benefits	0.2	0.2
Contributions to defined contribution plans	—	—
Share-based payments	0.4	0.4
Total compensation of key management personnel	$5.6	$2.4

Total compensation to key personnel excludes the costs of key management personnel not related to the core business of the Company. All outstanding exercisable option rights in relations to options granted to key personnel have been cancelled and settled during 2005 (2004: 304,000 exercisable options outstanding with an average exercise price of USD 14.09 per share (EUR 11.33)).

30 Related parties (Continued)

Costs related to certain key management personnel, not related to the core business of the Company have been excluded from the results and are therefore to be treated as recharge income from related parties. The costs recharged are USD 8.1 million (2004: USD 0.4 million).

31 Subsequent events

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was USD 506.8 million, plus acquisition fees. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase consideraton	
Purchase price	$506.8
Fees	4.4
Total purchase consideration	**$511.2**

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	**$ 511.2**	**$261.7**

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas

31 Subsequent events (Continued)

recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure the Company by selling the non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with the Company and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;
- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which are engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding the Company's stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, the Company's ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of the Company's

31 Subsequent events (Continued)

ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties will negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

In September 2006, Petroplus received approximately USD 118.5 million (EUR 93 million) as an instalment on the USD 147.5 million (EUR 115 million) non-recourse loan note. These proceeds related to the transfer of the Bunkering group from RIVR Divestment B.V. to another third party.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR Acquisition B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR Acquisition B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to

31 Subsequent events (Continued)

the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Sale of Milford Haven

On 13 January 2006, Petroplus entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited for a consideration of USD 142.5 million. This sale effectively relates to the whole of the Milford Haven Tankstorage business and assets. The completion of the agreement has occurred in the first half year of 2006. The related proceeds will be contributed directly to shareholders' equity as it relates to non-core activities.

Schedule I

Reconciliation from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

Reconciliation of equity and the balance sheet at December 31, 2003:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 14.6	$ 2.0	$ 16.6
Property, plant and equipment		392.5	—	392.5
Investments in associates	b	(3.3)	3.6	0.3
Financial assets available for sale	b	—	(3.6)	(3.6)
Deferred tax asset		—	—	—
Other financial assets		—	—	—
Total non-current assets		403.8	2.0	405.8
Current assets				
Inventories	c, d	220.4	(2.3)	218.1
Trade debtors, net		351.7	—	351.7
Other receivables and prepayments	d	290.3	17.6	307.9
Derivative financial instruments	e	—	3.0	3.0
Prepayments and accrued income		—	—	—
Cash and short-term deposits		40.4	—	40.4
Total current assets		902.8	18.3	921.1
Total assets		$1,306.6	$ 20.3	$1,326.9
Non-current liabilities				
Interest bearing loans and borrowings		$ 280.0	$ —	$ 280.0
Employee benefits	f, h	—	28.9	28.9
Deferred tax liability	g, h	—	11.2	11.2
Provisions for liabilities and charges	f, g, h	61.0	(20.5)	40.5
Total non-current liabilities		341.0	19.6	360.6
Current liabilities				
Interest bearing loans and borrowings		166.9	—	166.9
Trade creditors		411.5	—	411.5
Taxes other than company income taxes		159.7	—	159.7
Company income tax		(0.4)	(1.1)	(1.5)
Derivative financial instruments	e	—	11.8	11.8
Short term provisions for liabilities and charges		—	—	—
Other payables and accrued expenses	e	190.9	1.7	192.6
Total current liabilities		928.6	12.4	941.0
Shareholders' equity				
Minority shares		0.3	—	0.3
Equity attributable to shareholders of the parent	i, j	36.7	(11.7)	25.0
Total equity		37.0	(11.7)	25.3
Total liabilities and shareholders' equity		$1,306.6	$ 20.3	$1,326.9

Notes to the reconciliation of the December 31, 2003 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately. The effect is to increase shareholders' equity and to increase intangible assets by USD 2.0 million at January 1, 2004.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease financial assets available for sale by USD 3.6 million and to increase investments in associates by USD 3.6 million at January 1, 2004.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/ purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase Inventories by USD 19.2 million, increase equity by USD 16.1 million and increase the deferred tax liabilities by USD 3.1 million at January 1, 2004.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. The effect is to increase other receivables by USD 21.5 million and reduce inventory by USD 21.5 million at January 1, 2004.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 3.0 million, derivative financial instruments (liabilities) increased by USD 11.8 million, other payables and accrued expenses increased by USD 1.7 million, deferred tax liabilities decreased by USD 1.8 million and shareholders' equity decreased by USD 8.8 million at January 1, 2004.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 5.8 million at January 1, 2004. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.2 million for all defined benefit plans.

The effect is to increase employee benefits by USD 28.9 million, deferred tax liability decreased by USD 4.3 million, shareholders' equity decrease by USD 18.8 million and provisions decreased by USD 5.8 million at January 1, 2004.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease Provision by USD 14.1 million at January 1, 2004. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the net result of those adjustments was to decrease deferred tax liabilities by USD 2.9 million at January 1, 2004.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is

discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 20.5 million and increase deferred tax liability by USD 14.1 million, increase employee benefits by USD 5.8 million and increase shareholders' equity by USD 0.6 million at January 1, 2004.

(i) The balance of translation differences at the date of transition to IFRS of USD 5.8 million was charged to retained earnings.

(j) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004
Write off negative goodwill	a	$ 2.0
Inventories	c, e	16.1
Derivative financial instruments	e	(8.8)
Provisions	e	0.6
Employee benefits	f	(18.8)
Other miscellaneous	f	(2.8)
Decrease in shareholders' equity		$(11.7)

Reconciliation of equity and the balance sheet at December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 9.8	$ 1.8	$ 11.6
Property, plant and equipment	j	397.2	28.8	426.0
Investments in associates	b	2.1	(1.7)	0.4
Financial assets available for sale	b	—	1.8	1.8
Deferred tax asset	h	—	7.8	7.8
Other financial assets	i	296.5	(45.3)	251.2
Total non-current assets		705.6	(6.8)	698.8
Current assets				
Inventories	c, d, e	375.6	106.1	481.7
Trade debtors, net		438.6	—	438.6
Other receivables and prepayments	d	174.9	44.3	219.2
Taxes other than company income taxes		2.0	—	2.0
Company income tax		0.8	—	0.8
Derivative financial instruments	e	—	285.4	285.4
Cash and short-term deposits		62.7	—	62.7
Total current assets		1,054.6	435.8	1,490.4
Total assets		$1,760.2	$429.0	$2,189.2
Non-current liabilities				
Interest bearing loans and borrowings	j	$ 366.7	$ (2.4)	$ 364.3
Employee benefits	f, h	—	22.5	22.5
Deferred tax liability	g, h	—	11.5	11.5
Provisions for liabilities and charges	f, g, h	31.3	(29.0)	2.3
Total non-current liabilities		398.0	2.6	400.6
Current liabilities				
Interest bearing loans and borrowings	j	142.7	8.8	151.5
Trade creditors		651.5	(0.1)	651.4
Taxes other than company income taxes		222.9	—	222.9
Company income tax		6.5	(1.1)	5.4
Derivative financial instruments	e	—	485.2	485.2
Other payables and accrued expenses	e	104.7	26.3	131.0
Total current liabilities		1,128.3	519.1	1,647.4
Shareholders' equity				
Minority shares		0.4	—	0.4
Equity attributable to shareholders of the parent	k, l	233.5	(92.7)	140.8
Total equity	s	233.9	(92.7)	141.2
Total liabilities and shareholders' equity		$1,760.2	$429.0	$2,189.2

Notes to the reconciliation of the December 31, 2005 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately and goodwill should not be amortized rather it is tested for impairment annually. The effect is to increase shareholders' equity and to increase intangible assets by USD 1.8 million at December 31, 2005.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2005.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to decrease Inventories by USD 19.3 million, decrease shareholders' equity by USD 16.0 million and decrease the deferred tax liabilities by USD 3.3 million at December 31, 2005.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. Additionally, there was a reclass from other payables and accrued expenses to other receivables and other minor adjustments. The effect is to increase other receivables by USD 44.3 million, reduce inventory by USD 22.3 million, increase other payables and accrued expense by USD 24.5 million and decrease shareholders' equity by USD 2.5 million.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 285.4 million, derivative financial instruments (liabilities) increased by USD 485.2 million, inventory increased by USD 147.7 million, other payables and accrued expenses increased by USD 1.5 million, deferred tax liabilities decreased by USD 9.1 million and shareholders' equity decreased by USD 44.4 million at December 31, 2005.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 9.5 million at December 31, 2005. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 21.9 million for all defined benefit plans.

The effect is to increase employee benefits by USD 22.5 million, deferred tax liability decreased by USD 2.8 million, shareholders' equity decrease by USD 10.2 million and provisions decreased by USD 9.5 million at December 31, 2005.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease the provision by USD 18.9 million at December 31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the total result of those adjustments was to increase deferred tax liabilities by USD 11.5 million and increase deferred tax assets by USD 7.8 million at December 31, 2005.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 19.5 million and increase deferred tax liability by USD 26.6 million, increase employee benefits by USD 9.5 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

(i) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other financial assets by USD 21.1 million and decrease shareholders' equity by USD 21.1 million at December 31, 2005.

(j) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, under IFRS capitalised financing fees are reclassified from other financial assets under Dutch GAAP to be netted with interest bearing loans and borrowings. The effect is to increase property, plant and equipment by USD 28.8 million, decrease other financial assets by USD 45.2 million, increase interest bearing loans and borrowings (current and non-current) by USD 6.4 million and decrease shareholders' equity by USD 0.5 million at December 31, 2005.

(k) The balance of translation differences at the date of transition to IFRS of USD 5.9 million was charged to retained earnings.

(l) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	December 31, 2005
Write off negative goodwill	a	$ 1.8
Inventories	c	(16.0)
Derivative financial instruments	e	(44.4)
Provisions	h	0.6
Employee benefits	f	(10.2)
High yield bond fees	i	(21.1)
Other miscellaneous	j	(3.4)
Decrease in shareholders' equity		$(92.7)

Reconciliation of the income statement for the year ended December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Revenue	m	$5,620.9	$ (68.6)	$5,552.3
Materials cost	m, n, o, p	5,354.8	20.7	5,375.5
Personnel expenses	t, u	90.3	(12.7)	77.6
Operating expenses		68.5	0.1	68.6
Depreciation, amortisation and impairments	p	39.8	0.9	40.7
Other administrative expenses		34.5	1.2	35.7
Operating (loss)/income		33.0	(78.8)	(45.8)
Financial income		16.3	—	16.3
Financial expense	o, p, q	(47.5)	(32.5)	(80.0)
Foreign currency exchange results		(3.1)	—	(3.1)
Share of income from equity investments	r	(0.2)	0.2	—
Net (loss)/income before income taxes		(1.5)	(111.1)	(112.6)
Income tax benefit/(expense)	s	(9.3)	15.7	6.4
Net (loss)/income		$ (10.8)	$ (95.4)	$ (106.2)
Attributable to:				
Equity holders of the parent		$ (10.9)	$ (95.4)	$ (106.3)
Minority interests		0.1	—	0.1
		$ (10.8)	$ (95.4)	$ (106.2)

Notes to the reconciliation of the December 31, 2005 income statement from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(m) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.6 million and decrease materials cost by USD 68.6 million for the year ended December 31, 2005.

(n) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

(o) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased material costs by USD 62.0 million, decrease income tax expense by USD 12.4 million and increased financial expense by USD 8.8 million for the year ended December 31, 2005.

(p) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see (a). The effect is to decrease material cost by USD 3.1 million, increase depreciation by USD 0.9 million, increase financial expense by USD 1.6 million and decrease income tax by USD 0.1 million for the year ended December 31, 2005.

(q) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

(r) Under Dutch GAAP, all investments in associates, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments available for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease share of income from equity investments by USD 0.2 million for the year ended December 31, 2005.

(s) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 15.7 million for the year ended December 31, 2005.

(t) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.0 million for all defined benefit plans. A portion of benefit expenses that were recognized under Dutch GAAP in 2005 were reversed and recognized at January 1, 2004. The effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31, 2005.

(u) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time, under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005.

Explanation of material adjustments to the combined statement of cash flows for the year ended December 31, 2005:

The most significant change was the change where the issuance of note receivable to parent was reclassed from a financing activity under Dutch GAAP to an investing activity under IFRS. Other than the above mentioned changes there were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

Schedule II

Reconciliation of Petroplus Dutch GAAP Consolidated to Petroplus Dutch GAAP (core only)

Reconciliation of equity and the balance sheet for the year ended December 31, 2003:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 48.9	$ (34.3)	$ 14.6
Property, plant and equipment	573.2	(180.7)	392.5
Investments in associates	—	(3.3)	(3.3)
Financial assets available for sale	—	—	—
Deferred tax asset	—	—	—
Other financial assets	24.2	(24.2)	—
Total non-current assets	**646.3**	**(242.5)**	**403.8**
Current assets			
Inventories	288.8	(68.4)	220.4
Trade debtors, net	552.4	(200.7)	351.7
Accounts receivable from non-consolidated subsidiaries	7.7	(7.7)	—
Other receivables and prepayments	27.0	263.3	290.3
Taxes other than company income taxes	—	—	—
Company income tax	—	—	—
Derivative financial instruments	—	—	—
Prepayments and accrued income	42.3	(42.3)	—
Securities	2.9	(2.9)	—
Cash and short-term deposits	74.2	(33.8)	40.4
Total current assets	**995.3**	**(92.5)**	**902.8**
Total assets	**$1,641.6**	**$(335.0)**	**$1,306.6**
Non-current liabilities			
Interest bearing loans and borrowings	$ 280.0	$ —	$ 280.0
Provisions for liabilities and charges	37.4	23.6	61.0
Total non-current liabilities	**317.4**	**23.6**	**341.0**
Current liabilities			
Interest bearing loans and borrowings	250.4	(83.5)	166.9
Trade creditors	539.5	(128.0)	411.5
Accounts payable to non-consolidated subsidiaries	1.6	(1.6)	—
Taxes other than company income taxes	190.2	(30.5)	159.7
Company income tax	2.0	(2.4)	(0.4)
Other payables and accrued expenses	122.6	68.3	190.9
Total current liabilities	**1,106.3**	**(177.7)**	**928.6**
Shareholders' equity			
Minority shares	(4.0)	4.3	0.3
Equity attributable to shareholders of the parent	221.9	(185.2)	36.7
Total equity	**217.9**	**(180.9)**	**37.0**
Total liabilities and shareholders' equity	**$1,641.6**	**$(335.0)**	**$1,306.6**

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of equity and the balance sheet for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 24.4	$ (14.6)	$ 9.8
Property, plant and equipment	510.7	(113.5)	397.2
Investments in associates	—	2.1	2.1
Financial assets available for sale	—	—	—
Other financial assets	259.0	37.5	296.5
Total non-current assets	**794.1**	**(88.5)**	**705.6**
Current assets			
Inventories	529.1	(153.5)	375.6
Trade debtors, net	649.1	(210.5)	438.6
Accounts receivable from non-consolidated subsidiaries	55.5	(55.5)	—
Other receivables and prepayments	70.4	104.5	174.9
Taxes other than company income taxes	—	2.0	2.0
Company income tax	—	0.8	0.8
Derivative financial instruments	—	—	—
Prepayments and accrued income	48.3	(48.3)	—
Cash and short-term deposits	86.7	(24.0)	62.7
Total current assets	**1,439.1**	**(384.5)**	**1,054.6**
Total assets	**$2,233.2**	**$(473.0)**	**$1,760.2**
Non-current liabilities			
Interest bearing loans and borrowings	$ 360.9	$ 5.8	$ 366.7
Employee benefits	—	—	—
Deferred tax liability	—	—	—
Provisions for liabilities and charges	35.3	(4.0)	31.3
Total non-current liabilities	**396.2**	**1.8**	**398.0**
Current liabilities			
Interest bearing loans and borrowings	311.0	(168.3)	142.7
Trade creditors	796.7	(145.2)	651.5
Taxes other than company income taxes	230.0	(7.1)	222.9
Company income tax	6.4	0.1	6.5
Derivative financial instruments	—	—	—
Other payables and accrued expenses	108.9	(4.2)	104.7
Total current liabilities	**1,453.0**	**(324.7)**	**1,128.3**
Shareholders' equity			
Minority shares	1.0	(0.6)	0.4
Equity attributable to shareholders of the parent	383.0	(149.5)	233.5
Total equity	**384.0**	**(150.1)**	**233.9**
Total liabilities and shareholders' equity	**$2,233.2**	**$(473.0)**	**$1,760.2**

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of the income statement for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Revenue	$8,249.5	$(2,628.6)	$5,620.9
Materials cost	8,087.3	(2,732.5)	5,354.8
Personnel expenses	—	90.3	90.3
Operating expenses	—	68.5	68.5
Selling expenses	73.5	(73.5)	—
Depreciation, amortisation and impairments	—	39.8	39.8
Other administrative expenses	19.6	14.9	34.5
Other (income)/expenses	(110.7)	110.7	—
Operating income	**179.8**	**(146.8)**	**33.0**
Financial income	12.1	4.2	16.3
Financial expense	(55.7)	8.2	(47.5)
Foreign currency exchange results	(6.7)	3.6	(3.1)
Share of income from equity investments	7.0	(7.2)	(0.2)
Net income before income taxes	**136.5**	**(138.0)**	**(1.5)**
Income tax benefit/(expense)	(13.0)	3.7	(9.3)
Net income	**$ 123.5**	**$ (134.3)**	**$ (10.8)**
Attributable to:			
Equity holders of the parent	$ 122.5	$ (133.4)	$ (10.9)
Minority interests	1.0	(0.9)	0.1
	$ 123.5	$ (134.3)	$ (10.8)

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Schedule III

List of Entities included in combined financial information

Subsidiary	2005	2004
Marimpex Mineraloel Handelsgesellschaft GmbH—Germany	100.0%	100.0%
Marimpex Prague (branch office)—Czech	100.0%	100.0%
Oleduc du Jura Neuchatelois SA—Switzerland	100.0%	100.0%
Petroplus Antwerpen 2 BV—Netherlands	100.0%	100.0%
Petroplus Czech Replublic sro—Czech	100.0%	100.0%
Petroplus Financial Services BV—Netherlands	100.0%	100.0%
Petroplus Holdings BV—Netherlands	100.0%	100.0%
Petroplus Marketing AG—Switzerland	100.0%	100.0%
Petroplus Marketing Ltd—UK	100.0%	100.0%
Petroplus Mineraloelproduckte Deutschland GmbH—Germany	100.0%	100.0%
Petroplus Refining and Marketing Ltd—UK	100.0%	100.0%
Petroplus Refining Antwerp Bitumen NV—Belgium	100.0%	100.0%
Petroplus Refining Antwerp NV—Belgium	100.0%	100.0%
Petroplus Refining Cressier SA—Switzerland	100.0%	100.0%
Petroplus Refining International BV—Netherlands	100.0%	100.0%
Petroplus Refining Teesside Ltd—UK	100.0%	100.0%
Petroplus Switzerland AG—Switzerland	100.0%	100.0%
Petroplus Tankstorage AG—Switzerland	100.0%	100.0%
Petroplus Vermoegensverwaltungsgesellschaft GmbH—Germany	100.0%	100.0%
Plichtlagergesellschaft fur Mineralol—Switzerland	100.0%	100.0%
SAPPRO—Switzerland	100.0%	100.0%
SKI Patricipations SA—France	100.0%	100.0%
Societe Francaise du Pipeline du Jura—France	100.0%	100.0%
Societe Genevoise des Petroles SA—Switzerland	100.0%	100.0%
Universal Holding NV—Belgium	100.0%	100.0%

Zug, Switzerland, September 29, 2006

The Board of Directors:

Thomas D. O'Malley
Michael Gayda
Bruce Jones
Karyn F. Ovelmen

Index to the Consolidated Financial Statements

Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-63

Consolidated Income Statements for the Years Ended December 31, 2004 and 2003 . . . . F-64

Consolidated Balance Sheets as of December 31, 2004 and 2003 . . . . F-65

Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 . . . . F-66

Notes to the Consolidated Financial Statements F-67

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE FINANCIAL STATEMENTS OF PETROPLUS INTERNATIONAL B.V. FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2004

In our opinion, the Dutch GAAP consolidated financial statements of Petroplus International B.V., Rotterdam, the Netherlands, for the year 2004 and the comparative data for the year 2003, as included on pages on pages F-64 to F-81 of this Offering Circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified audit opinion on these financial statements on March 1, 2005.

For an understanding of the company's financial position and results and for an adequate understanding of the scope of our audit, the Dutch GAAP consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' reports thereon.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.
Consolidated Income Statement
(In thousands of Euro's)

	Notes	2004	2003
Net sales	29, 30	6,260,649	6,112,653
Cost of sales	18	(6,146,440)	(6,062,347)
Gross operating result		114,209	50,306
Selling expenses	19	(68,919)	(71,262)
General and administrative expenses	20	(8,698)	(11,663)
Total expenses		(77,617)	(82,925)
Net operating income/(loss)		36,592	(32,619)
Other income	27	46,193	—
Operating income/(loss)		82,785	(32,619)
Interest income and other financial income		4,635	5,136
Interest charges and other financial costs		(35,785)	(34,766)
Foreign currency exchange results		(340)	(104)
Share in result of participating interests	25	151	(730)
Result on ordinary activities before tax		51,446	(63,083)
Income tax on ordinary activities	26	(1,438)	(2,916)
Group result after tax		50,008	(65,999)
Minority interests	14	(1,214)	1,791
Net result after tax		48,794	(64,208)

Earnings per Share

	2004	2003
Weighted average number of ordinary shares outstanding	30,887,238	30,702,118
Pro-forma increase in number of ordinary shares	—	—
	30,887,238	30,702,118
Basic earnings per ordinary share in Euro's	1.58	(2.09)
Diluted earnings per ordinary share in Euro's	1.58	(2.09)

Petroplus International B.V.
Consolidated Balance Sheet as per 31 December
The Balance Sheet is presented after proposed appropriation of net income
(In thousands of Euro's)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	3	26,074	38,855
Tangible fixed assets	4	423,154	456,549
Financial fixed assets	5	22,624	19,270
Total fixed assets		**471,852**	**514,674**
Current assets			
Stocks	6	211,734	229,956
Trade debtors		472,573	439,902
Accounts receivable from non-consolidated subsidiaries		47,372	6,111
Other receivables	7	25,662	21,486
Prepayments and accrued income	7	33,351	33,736
Securities		—	2,323
Cash at bank and in hand	8	147,044	59,054
Total current assets		**937,736**	**792,568**
Current liabilities			
Current portion of long-term liabilities	12	839	2,915
Bank overdrafts	9	137,885	159,187
Short-term borrowings from banks	10	45,629	37,302
Trade creditors		416,569	429,489
Accounts payable to non-consolidated subsidiaries		—	1,259
Taxes other than company income taxes		155,568	151,531
Company income tax		1,178	1,631
Other payables and accrued expenses	11	176,796	97,640
Total current liabilities		**934,464**	**880,954**
Net current assets		**3,272**	**(88,386)**
Total assets less current liabilities		**475,124**	**426,288**
Financed by:			
Senior notes	12	223,000	223,000
Other long-term liabilities	12	1,141	1,682
Total long-term liabilities		**224,141**	**224,682**
Provisions for liabilities and charges	13	**25,237**	**28,132**
Minority shares	14	(60)	(3,197)
Shareholders' equity	15	225,806	176,671
Group equity		**225,746**	**173,474**
		475,124	**426,288**

Petroplus International B.V.
Consolidated Statement of Cash Flows
(In thousands of Euro's)

	2004	2003
Operating activities		
Net operating income/(loss)	36,592	(32,619)
Adjustments for		
Amortisation of intangible fixed assets/negative goodwill	2,668	320
Depreciation of tangible fixed assets	32,396	60,976
Increase/(decrease) in provisions	(3,032)	4,490
Changes in working capital		
Decrease/(increase) in receivables	(92,085)	74,593
Decrease/(increase) in stocks	16,213	42,315
Increase in creditors, other payables and accrued expenses	88,198	35,181
Cash from ordinary activities	**80,950**	**185,256**
Interest received	4,635	4,606
Interest paid	(35,785)	(34,766)
Dividends received from non-consolidated subsidiaries	1,767	557
Income tax paid	(2,149)	(1,055)
	(31,532)	(30,658)
Net cash from operating activities	**49,418**	**154,598**
Investing activities		
Investment in intangible fixed assets	(143)	(377)
Net addition to tangible fixed assets	(54,315)	(57,733)
Acquisition/disposal of subsidiaries	116,196	(26,886)
Acquisition/disposal of associated companies	(167)	(727)
Net cash from investing activities	**61,571**	**(85,723)**
Financing activities		
Issue of new shares	—	—
Increase/(decrease) in other long-term liabilities	(521)	(3,554)
Dividends paid	—	—
Net cash from financing activities	**(521)**	**(3,554)**
Net cash flow	**110,468**	**65,321**
Exchange differences on cash at bank and in hand	(1,176)	11,432
Movement in cash at bank and in hand	**109,292**	**76,753**
Balance as per 1 January	(100,133)	(176,886)
Balance as per 31 December	**9,159**	**(100,133)**

1 General

The divisions of Petroplus International NV ("the Company") and its consolidated subsidiaries (together referred to as "the Group") are: Refining, Marketing (of crude oil and oil products), Logistics (Tank Storage), and Other Activities (corporate services, trading and distribution of chemicals, shipping, and environmental activities).

2 Summary of significant accounting policies

Basis of presentation

The Consolidated Financial Statements have been prepared under the historical cost convention in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. As permitted by section 402, Book 2 of The Netherlands Civil Code, a condensed income statement has been presented for the Company itself. The format of the consolidated income statement is based on model F in accordance with the regulations described under Part 9, Book 2 of the Dutch Civil Code.

Group consolidation

The Consolidated Financial Statements include the Company and all group companies. The income statements of investments acquired during the year are included in the consolidated income statement as of the date of acquiring dominant influence. Minority interests are disclosed separately in the consolidated income statement and in the consolidated balance sheet. Inter-company transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

Assets and liabilities of foreign consolidated investments are translated into Euro's at year-end exchange rates and the income statement at the average exchange rate for the year. The resulting translation gains and losses are included in the legal reserve.

Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into Euro's at year-end exchange rates. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity and which are hedged through forward currency contracts, are valued at contracted exchange rates. Transactions in foreign currencies are recorded at the rate ruling on the transaction date. Resulting translation differences are incorporated in the income statement.

Valuation

Assets and liabilities are shown at the amounts at which they were acquired or incurred, unless stated otherwise.

Derivatives

Derivatives are used to hedge foreign currency risks and to a lesser extent interest rate risks. The financial instruments are valued based upon their market value, which is obtained from stock quotations.

Commodity instruments

Commodity instruments are used by the company to hedge the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

2 Summary of significant accounting policies (Continued)

Crack spreads

A part of the future refining margin capacity is hedged through crack spreads. In line with the company's strategy aimed at reducing the impact of volatile refining margins on the company's earnings, a substantial (50%+) proportion of the output of the refineries is hedged. Changes in the market value, related to the hedged risk, are recorded at the moment (moments) that the income statement is affected by the cash flows relating to the hedged position.

Other closed hedged positions

For a closed hedged position of commodity instruments, resulting gains and losses will be presented directly as part of the gross operating result in the income statement when these transactions have been closed.

Other positions

Unrealised results of all other positions of commodity instruments (inclusive of physical sale and purchase contracts) are reported as per balance sheet date. Losses on these positions are recorded in the income statement when they are foreseen, whereas profits are recorded when they have been realised.

Intangible fixed assets

Intangible fixed assets represent goodwill and capitalised development expenses and are stated at cost less accumulated amortisation. Goodwill represents the amount paid upon acquisition of subsidiary companies and is calculated as the amount paid less the fair value of identifiable assets and liabilities at the date of acquiring dominant influence over the subsidiary. Goodwill with respect to a subsidiary with a different functional currency is recorded in the functional currency of the acquiring company.

Amortisation of goodwill is provided for using a straight-line method over the useful economic life, which is based on the expected profitability of the acquired companies. Negative goodwill is taken to the revaluation reserve and subsequently released to the income statement over a period in which the advantages for Petroplus are realised. Capitalised development expenses are depreciated over their estimated useful economic life using the straight-line method. A legal reserve is maintained for the capitalised development expenses.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The cost is the purchase price or fair value on the purchase date, where applicable. Upon sale or retirement, the cost and accumulated depreciation are eliminated from the accounts and any gains or losses are included in the income statement.

Land is not depreciated. Depreciation of other tangible fixed assets is provided for using the straight-line method over the estimated useful economic life of the assets. For buildings this is set at thirty years, for vessels at twenty years, for storage installations at forty years and for other assets from three to twenty-five years.

Financial fixed assets

Participations in which Petroplus has a significant influence (not being group companies) are valued at net asset value. Other investments, comprising interests of less than 20%, are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

2 Summary of significant accounting policies (Continued)

Impairment of assets

Periodically an impairment test is performed to evaluate whether the carrying value of an asset may not be recoverable. The recoverability of an asset is determined by comparing the book value of the assets with the net present value of future net cash flows the asset is expected to generate. When the book value of the assets is higher than the net present value of the expected future cash flows, there is an impairment of assets and the difference between the carrying value and the fair value is booked in the income statement. Assets to be sold are valued at book value or the lower market value while taking into account sale costs.

Stocks

Stocks are valued at the lower of cost or net realisable value. Cost is determined using the First-in-First-out (FIFO) method.

Stocks for which the economic risks are transferred by means of oil trading contracts, such as future contracts (hedged position), are valued at contracted sales prices. The resulting gains and losses are included in the income statement.

Within the marketing and refining system, a Minimum Operating Stock is required to secure the continuing operations of the refineries. Among other things, this includes oil in pipelines and vessels, oil in the refinery process and product stock. Due to the long-term nature of these stocks, these are hedged through the use of medium-term fair value hedges.

Receivables

Receivables are recorded after deducting a provision for doubtful debtors.

Securities

Securities are valued at acquisition price or lower market value. Listed securities are valued at market value on the balance sheet date. Any gains or losses in valuation of securities are recorded in the income statement.

Provisions

The company recognises provisions for liabilities and losses existing on the balance sheet date for which the amounts are uncertain but can be estimated reasonably.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and publicly announced before year-end. If the restructuring leads to a termination of activities, the provision for the costs of termination will be included in the restructuring provision.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalised where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognised in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

The book value of the obligation is regularly evaluated and updated to reflect new facts, changes in legal requirements and technological changes.

2 Summary of significant accounting policies (Continued)

Pensions

Pension arrangements are primarily based on a defined benefit system financed with funds which have been separated for this purpose from the equity of the company. In cases where the company is committed to make additional pension payments or where there is a deficit in the pension fund for which the company is liable, a provision is made.

The provision for pension liabilities is calculated based on the net present value according to actuary principles and on the actual salary level. Pension liabilities resulting from past performance are fully provided for. Liabilities with respect to back-service, originated by improved salary and pension arrangements, are added directly to the pension provision and accounted for in the income statement.

Contributions to pension arrangements based on a defined contribution system are accounted for in the year when they occur and are reported in the income statement.

Income taxes

Deferred income taxes are computed based on the difference between the amounts at which assets and liabilities are stated in the tax and commercial accounts. Deferred tax assets, including those related to temporary differences between tax and commercial accounts and those related to tax losses carried forward, are valued if their utilisation within the near future is probable or as far as they are compensated by deferred tax liabilities. The provision for deferred taxation is long-term in nature. The deferred tax assets and provision for deferred taxation are based on the comprehensive liability method of accounting for income taxes and are calculated using the tax rates applicable at the expected realisation date.

Liabilities and other obligations

Liabilities and other obligations, excluding accruals, are valued at face value.

Revenue recognition

Revenue is accounted for to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is accounted for:

Sale of goods

Revenue is accounted for when the significant risks and rewards of ownership of the goods have passed to the buyer.

Other income, costs and expenses

Other income, costs and expenses are allocated to the period to which they relate. Losses are accounted for in the period in which they are identified.

Share of minority interest in total assets

Negative minority interests are valued taken into account provisions for possible uncollectible negative minority interests.

Use of estimates

The preparation of the Financial Statements requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements in order to conform to generally accepted accounting principles. Actual results could differ from those estimates.

In thousands of Euro's unless stated otherwise

3 Intangible fixed assets

	2004			2003
	Goodwill	Development expenditure	Total Intangible fixed assets	Total Intangible fixed assets
Book value as per 1 January	38,091	764	38,855	30,084
Exchange differences	95	—	95	(743)
Acquisitions and fair value adjustments of acquisitions in previous years	3,020	40	3,060	13,482
Sales, disposals and other movements	(12,365)	(52)	(12,417)	—
Amortisation/impairment	(3,280)	(239)	(3,519)	(3,968)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**
Costs	45,001	2,531	47,532	56,794
Accumulated amortisation	(19,440)	(2,018)	(21,458)	(17,939)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**

Goodwill is amortised over ten to twenty years, using the straight-line method and based on expected return of the acquired asset. Capitalised development expenditure is amortised in four to five years using the straight-line method.

The movement in Goodwill resulting from the sale of Tango (EUR 12.4 million) is accounted for under Sales, disposals and other movements.

4 Tangible fixed assets

	2004						2003
	Land & buildings	Equipment	Vessels	Other fixed assets	Assets under construction	Total tangible fixed assets	Total tangible fixed assets
Book value as per 1 January	95,995	316,165	8,918	11,744	23,727	456,549	458,771
Exchange differences	686	736	—	(11)	(19)	1,392	(19,860)
Additions	862	13,240	462	2,091	40,430	57,085	58,130
Additions upon acquisition	—	—	—	—	—	—	20,881
Disposals	(4,170)	(33,727)	(13)	(3)	(21,612)	(59,525)	(397)
Reclassifications	145	29,871	—	(352)	(29,615)	49	—
Depreciation/impairment	(3,362)	(25,705)	(736)	(2,183)	(410)	(32,396)	(60,976)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**
Costs	100,388	440,258	14,854	24,077	12,911	592,488	593,487
Accumulated depreciation	(10,232)	(139,678)	(6,223)	(12,791)	(410)	(169,334)	(136,938)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**

An impairment charge of EUR 2.2 million on buildings and equipment (31 December 2003: EUR 30.2 million, for further details reference is made to note 27 of the Consolidated Financial Statements) is included under depreciation/impairment. The disposals in Tangible Fixed Assets mainly relate to the sale of Tango and the Dragon LNG project.

In thousands of Euro's unless stated otherwise

5 Financial fixed assets

	2004			2003
	Investment in associated companies	Other investments	Total financial fixed assets	Total financial fixed assets
Book value as per 1 January	7,668	11,602	19,270	18,650
Additions to existing investments	5,234	12	5,246	1,059
Disposals	—	(102)	(102)	(272)
Dividends received	(103)	(1,664)	(1,767)	(646)
Share in net result for the year	(1,071)	1,222	151	881
Exchange differences	(176)	2	(174)	(402)
Book value as per 31 December	**11,552**	**11,072**	**22,624**	**19,270**

6 Stocks

Stocks as per 31 December 2004 amount to EUR 211.7 million (31 December 2003: EUR 230.0 million) and pertain to goods for resale.

7 Other receivables, prepayments and accrued income

Other receivables as per 31 December 2004 include EUR 4.4 million which is long-term in nature (31 December 2003: EUR 8.1 million). Prepayments and accrued income relates primarily to prepayments, accrued interest and the unamortised portion of the issue costs of the Senior Notes and short-term credit facilities, of which EUR 1.9 million is long-term in nature (31 December 2003: EUR 2.3 million).

8 Cash at bank and in hand

As per 31 December	2004	2003
Current accounts with banks and cash in hand	84,699	50,611
Time deposits	62,345	8,443
	147,044	59,054

9 Bank overdrafts

As per 31 December 2004, stocks and trade debtors amounted to EUR 684.3 million (31 December 2003: EUR 669.9 million), of which a significant portion has been pledged as security for the group's bank overdrafts.

Towards the end of August, Petroplus has increased its USD 525 million Syndicated Working Capital Facility to USD 630 million, followed by a further increase to USD 673 million late November. The duration of the increase has been linked to the price development of crude oil. Following the decrease in oil prices in December, the Syndicated Working Capital Facility was lowered at the end of December to USD 630 million of which USD 540 million is committed in nature. ING Bank and Barclays Capital have the lead in the syndicate comprising of a total of six international banks. Within the conditions agreed with the syndicate, two covenants have been included: a Consolidated Tangible Net Worth and an interest coverage ratio. The syndicate of banks have a pledge on stocks and debtors that are financed through this Facility.

On 31 December 2004, Petroplus met the requirements of the Consolidated EBITDA, corrected for exceptional items, to Net Interest Expense covenant which must be equal or greater than 1.75 over a past period of 12 months. As per 31 December 2004, Petroplus did meet the required Consolidated

In thousands of Euro's unless stated otherwise

9 Bank overdrafts (Continued)

Tangible Net Worth covenant which needs to be equal or greater than EUR 175 million. As per the end of 2004 the Consolidated Tangible Net Worth amounted to EUR 199.7 million.

10 Short term borrowings from banks

As per 31 December 2004 and 31 December 2003 no assets have been pledged as security for short-term bank borrowings.

11 Other payables and accrued expenses

As per 31 December 2004 a total of EUR 9.8 million (31 December 2003: 10.0 million) of other payables and accrued expenses is long-term in nature. The other payables and accrued expenses relate primarily to accruals for personnel related expenses, general expenses, interest, invoices to receive, provisions for estimated subsequent payments related to acquired subsidiaries, prepayments and the remainder of the bond premium. Furthermore, the other payables and accrued expenses as per 31 December 2004 include EUR 67 million deferred income on the Dragon LNG transaction (for details reference is made to note 27 of the consolidated financial statements).

12 Long-term liabilities

Senior Notes

On 10 October 2000, Petroplus Funding BV (a wholly-owned finance subsidiary of Petroplus International NV) issued 10.5% Senior Notes in the amount of EUR 150 million. The notes will mature on 15 October 2010. On 15 February 2001 the Senior Notes were increased by EUR 75 million (issue 103.5%) resulting in a total outstanding amount of EUR 225 million. The bond premium received is allocated pro rata over the time remaining to maturity. As per 31 December 2004, the remaining amount of the bond premium was EUR 1.5 million (31 December 2003: EUR 1.8 million). This amount is recorded under Other payables and accrued expenses. These notes are fully and unconditionally guaranteed by Petroplus International NV and certain subsidiaries of Petroplus International NV.

The balance of the outstanding Senior Notes on 31 December 2004 amounts EUR 223.0 million (31 December 2003: EUR 223.0 million). The notes are unsecured obligations of Petroplus Funding BV and rank equal in right of payment to all existing and future senior unsecured obligations of Petroplus Funding BV. The notes are listed on the Luxembourg Stock Exchange. The conditions of the obligation do not include covenants regarding rating requirements or accelerated redemption. An interest coverage ratio covenant exists in the Senior Notes contract that limits Petroplus' freedom to conduct large investments and/or payment of dividend when certain financial ratios are not met. As per December 31, 2004 Petroplus did meet this covenant.

Per December 2004 a public offer on the Senior Notes was made by RIVR Acquisition B.V. For details reference is made to the Other information, Subsequent events.

Other long-term liabilities (including repayment obligations)

	2004	2003
As per 31 December		
Debts < 1 year	839	2,915
Debts 1 year–< 5 years	1,037	1,508
Debts > 5 years	104	174
	1,980	4,597

In thousands of Euro's unless stated otherwise

12 Long-term liabilities (Continued)

Securities on total outstanding long-term liabilities as per 31 December 2004 amount to EUR 2.0 million (31 December 2003: EUR 4.6 million) and consist of: mortgages with a nominal value of EUR 12.4 million on certain tank terminals, buildings of German and Dutch subsidiaries, and vessels of Dutch subsidiaries.

The short-term portion of long-term loans amount of EUR 0.8 million as per 31 December 2004 (31 December 2003: EUR 2.9 million), is classified under Current liabilities. Other long-term liabilities with a due date five years after the balance sheet date amount to EUR 0.1 million (31 December 2003: EUR 0.2 million).

EUR 1.1 million (31 December 2003: EUR 2.9 million) of the long term loans are based on a fixed interest rate and EUR 0.9 million (31 December 2003: EUR 1.7 million) are based on a variable interest rate.

The average interest rate on long-term loans as per 31 December 2004 was 10.44% as per annum (31 December 2003: 10.37%).

13 Provisions for liabilities and charges

Provisions are long-term in nature, except for the restructuring provision.

	1/1/2004	Additions	Withdrawals	Exchange differences	12/31/2004
Pensions	5,167	618	(1,020)	(1)	4,764
Deferred taxes	13,413	1,724	(1,601)	16	13,552
Restructuring costs	5,614	—	(2,064)	—	3,550
Environmental	3,938	288	(854)	(1)	3,371
	28,132	2,630	(5,539)	14	25,237

14 Minority shares

	2004	2003
Balance as per 1 January	(3,197)	(726)
Acquisition and fair value adjustments	10	(512)
Dividend	(192)	(89)
Disposal	2,139	—
Exchange differences	(34)	(79)
Share in Group result	1,214	(1,791)
Balance as per 31 December	(60)	(3,197)

The disposal of minority shares includes additions to provisions for uncollectible negative minority interests.

15 Shareholders' equity

Reference is made to note 8 in the Parent Company Financial Statements for details on shareholder's equity.

16 Contingent liabilities

The management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss. Total contingent liabilities as

In thousands of Euro's unless stated otherwise

16 Contingent liabilities (Continued)

per 31 December 2004 relate to guarantees and letters of credit for an amount of EUR 617 million (31 December 2003: EUR 575 million).

The requirement for remediation and the related costs are difficult to estimate. However, in accordance with the Group's accounting policies, estimated costs of possible environmental obligations have been included in the Consolidated Financial Statements. Petroplus does not expect that future costs will have a material effect on the Group's financial position or liquidity.

17 Commitments

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers, office machines and operating filling stations. The total non-cancellable commitments as per 31 December 2004 are as follows:

< 1 year	10,429
1 – 5 years	6,678
> 5 years	1,362
Total commitments	18,469

18 Cost of sales

	Notes	2004	2003
Purchase cost and related expenses		6,040,618	5,914,961
Personnel expenses	21	43,710	42,699
Amortisation/depreciation of sales related assets	3, 4, 24	28,132	54,551
Other operating expenses	22	33,980	50,136
		6,146,440	6,062,347

19 Selling expenses

	Notes	2004	2003
Personnel expenses	21	38,024	35,627
Amortisation/depreciation of marketing related assets	3, 4, 24	5,995	3,365
Other operating expenses	22	24,900	32,270
		68,919	71,262

20 General and administrative expenses

	Notes	2004	2003
Personnel expenses	21	7,272	7,881
Amortisation/depreciation of other assets	3, 4, 24	937	3,380
Other operating expenses	22	489	402
		8,698	11,663

In thousands of Euro's unless stated otherwise

21 Personnel expenses

	2004	2003
Salaries and bonuses	75,852	73,410
Social charges	8,446	8,005
Pension costs	4,708	4,792
	89,006	86,207

22 Other operating expenses

	2004	2003
Other operating expenses	59,369	82,808

The decrease of the operating expenses of EUR 23.4 million is mainly caused by the restructuring of the Antwerp refinery and the sale of Tango.

23 Number of employees

	2004	2003
Average number of employees per Division		
Refining	476	475
Marketing	314	343
Logistics	139	139
Other Activities	150	155
	1,079	1,112

The average number of employees of the consolidated entities in 2004 was 1,079 (2003: 1,112). The absolute number of employees of the consolidated entities as per 31 December 2004 was 1,021 (31 December 2003: 1,135). This reduction is mainly the result of restructuring at the Antwerp refinery and sale of Tango.

24 Amortisation/depreciation intangible and tangible fixed assets

	Notes	2004	2003
Amortisation of intangible fixed assets	3	(3,519)	(3,968)
Depreciation of tangible fixed assets	4	(32,396)	(60,976)
Release of negative goodwill from revaluation reserve	15	851	3,648
		(35,064)	(61,296)

The depreciation of tangible fixed assets has decreased significantly due to the impairment of assets of the Antwerp refinery in 2003. The release of negative goodwill from the revaluation reserve in 2003 included EUR 2.4 million related to the fixed assets of the Antwerp refinery (further details on the impact of this restructuring on the financial statements are included in note 27).

In thousands of Euro's unless stated otherwise

25 Share in result of participating interests

	2004			2003
	Participations	Other Investments	Total	Total
Result for the year	413	1,223	1,636	881
Impairment	(1,485)	—	(1,485)	(1,611)
	(1,072)	1,223	151	(730)

26 Income tax on ordinary activities

Income taxes are calculated taking into account available tax losses carried forward. The Company forms part of a fiscal unity for Dutch income tax purposes, and as such is jointly and severally liable for the liabilities of the fiscal unity as a whole.

Substantial tax losses amounting to approximately EUR 181 million exist within the Group. These have not been fully valued for some fiscal entities, since their utilisation within a three to five year period is not probable. The net tax losses carried forward which remain unvalued equate to EUR 151 million (31 December 2003: approximately EUR 132 million). These losses primarily relate to group companies in Belgium, Germany and The Netherlands.

Tax on results on ordinary activities

Tax on income for the year ended 31 December 2004 amounts to EUR 1.4 million (31 December 2003: EUR 2.9 million). The result on ordinary activities before tax is comprised as follows:

	2004	2003
The Netherlands	14,050	(12,503)
Foreign	37,396	(50,580)
Income/(loss) before income taxes	51,446	(63,083)

The components of income tax are as follows:

	2004	2003
The Netherlands		
Current taxes	202	225
Deferred taxes	(329)	157
	(127)	382
Foreign		
Current taxes	(666)	(461)
Deferred taxes	2,231	2,995
	1,565	2,534
Income tax	1,438	2,916

Petroplus' operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 0% to 40%. This causes a difference between the weighted average statutory income tax rate and Dutch statutory income tax rate of 34.5%.

In thousands of Euro's unless stated otherwise

26 Income tax on ordinary activities (Continued)

The reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

	2004 %	2003 %
Weighted average statutory income tax rate	21.9	25.5
Tax effect of:		
Unrecognised loss carried forward/timing differences	(19.1)	(30.1)
Effective tax rate	2.8	(4.6)

27 Exceptional items

Exceptional items 2004

Effectively on the 1st of March, Petroplus completed the sale of Tango, its chain of unmanned petrol stations, to Kuwait Petroleum. On this transaction, a book profit of EUR 46 million is included in the Income Statement under Other Income.

In December, Petroplus signed agreements with its partners in Dragon LNG to develop a GBP 250 million LNG import terminal. Together with this agreement, Petroplus transferred 80% of its ownership in Dragon LNG. This transaction is scheduled to close in the second quarter of 2005. Hence, the book profit (approximately GBP 47 million, EUR 67 million) is recorded as deferred income as per 31 December 2004 and accounted for under Other payables and accrued expenses.

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables for which a provision of EUR 7.1 million had been recognised. During 2004, following extensive negotiations, Petroplus managed to receive an amount of USD 5.8 million. Consequently, management decided to release EUR 4.5 million of the provision through the 2004 Income Statement.

Exceptional items 2003

On 22 August 2003, the company announced the restructuring and impairment of assets of the Antwerp refinery. Consequently, the following exceptional items have been recorded in the 2003 income statement:

	2003
Impairment tangible fixed assets	30.2
Release negative goodwill	(2.4)
Restructuring expenses	10.4
	38.2

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables. In relation to these receivables a provision of EUR 7.1 million has been recognised which is accounted for in the 2003 income statement.

28 Cash flow statement

General

The indirect method, used to compile the cash flow statement, is based on the income statement and the other movements between the opening and closing balance sheet. Cash at bank and in hand

In thousands of Euro's unless stated otherwise

28 Cash flow statement (Continued)

consists of cash and bank overdrafts. Movements in the balance sheet, which have not resulted in any actual cash flow, such as translation differences and value adjustments, are not included in the cash flow statement. Movements in working capital resulting from the acquisition of consolidated interests are included in investing activities.

Interest paid and received are included in the cash flow from operating activities.

Analysis of net cash

Analysis of net cash		
Cash at bank and in hand as per 31 December 2003	59,054	
Bank overdrafts as per 31 December 2003	(159,187)	
Net cash as per 31 December 2003		(100,133)
Cash at bank and in hand as per 31 December 2004	147,044	
Bank overdrafts as per 31 December 2004	(137,885)	
Net cash as per 31 December 2004		9,159
Increase net cash in 2004		109,292

The net cash proceeds of the sale of Tango and the Dragon LNG transaction are accounted for under net cash from investing activities.

29 Segmentation by division

	Marketing	Refining	Logistics	Other activities	Total
31 December 2004					
Net sales	6,165,940	2,034,814	37,366	193,065	8,431,185
Net sales third parties	6,013,138	26,888	28,483	192,140	6,260,649
Net sales inter group	152,802	2,007,926	8,883	925	2,170,536
Operating (loss)/income	28,053	10,412	5,758	38,562	82,785
Total book value assets	662,521	420,242	137,834	188,991	1,409,588
Total net liabilities	580,311	175,417	26,433	376,444	1,158,605
Total investment in intangible/tangible assets	6,418	31,852	20,197	1,678	60,145
Total acquisitions; tangible fixed assets	—	—	—	—	—
Total depreciation/amortisation expenses/special write down	4,453	22,214	4,207	4,190	35,064
Total share in result participations	793	—	1,222	(1,864)	151
Book value participations	9,762	—	10,434	2,428	22,624

In thousands of Euro's unless stated otherwise

29 Segmentation by division (Continued)

	Marketing	Refining	Logistics	Other activities	Total
31 December 2003					
Net sales	7,105,135	1,916,117	35,102	147,733	9,204,087
Net sales third parties	5,959,110	—	26,014	127,529	6,112,653
Net sales inter group	1,146,025	1,916,117	9,088	20,204	3,091,434
Operating (loss)/income	(2,447)	(27,925)	9,410	(11,657)	(32,619)
Total book value assets	702,655	384,256	147,925	72,406	1,307,242
Total net liabilities	620,437	191,370	18,813	275,016	1,105,636
Total investment in intangible/tangible assets	16,059	26,674	13,298	15,581	71,612
Total acquisitions; tangible fixed assets	434	20,447	—	—	20,881
Total depreciation/amortisation expenses/special write down	6,911	45,832	3,997	4,556	61,296
Total share in result participations	694	—	1,046	(2,470)	(730)
Book value participations	8,967	—	10,966	(663)	19,270

30 Geographical segmentation

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2004						
Net sales third parties	1,052,695	3,273,427	1,386,244	23,060	525,223	6,260,649
Total book value assets	342,781	561,646	435,297	2,350	67,514	1,409,588
Total investments intangible/tangible fixed assets	7,403	35,198	17,359	—	185	60,145

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2003						
Net sales third parties	1,151,362	2,793,619	1,127,755	138,897	901,020	6,112,653
Total book value assets	234,624	540,813	419,216	1,953	110,636	1,307,242
Total investments intangible/tangible fixed assets	26,158	44,662	19,654	—	2,019	92,493

31 Financial and commodity instruments

The financial results of Petroplus can be influenced by fluctuations of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Risks of oil price changes

Crude and oil products are subject to significant price fluctuations and the related streams and stocks within Petroplus are significant. The company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The company utilises several commodity instruments to hedge these risks.

Under the new refinery margin hedge program, a large portion of the output of the refineries is hedged through cash flow hedges (crack spreads), in order to secure a positive refining margin.

As per 31 December 2004, the (unrealised) fair value of these crack spreads was EUR 14.9 million positive (31 December 2003: EUR 7.0 million negative), of which EUR 2.8 million is hedged paper positions and EUR 12.1 million physical forward positions traded on a crack basis. The value of these

In thousands of Euro's unless stated otherwise

31 Financial and commodity instruments (Continued)

hedges, which are actually short- to medium-term in nature, represents merely a snapshot of their valuation on the balance sheet date.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. The estimated fair value of these instruments approximates to their book value. The risks related to foreign investments are not hedged.

Interest risks

Petroplus from time to time hedges its interest rate risks, inherent in external debts, with a variable interest rate. On 31 December 2004, no hedges were outstanding (31 December 2003: USD 5.0 million).

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. In the Logistics Division, the risk of bad debts is very small and in most cases Petroplus has a right of retention on the goods stored. Additionally, the counter parties using the services are frequently large and financially sound parties. To strengthen its assessment policy and procedures even further, Petroplus set up a Corporate Credit Committee in the first quarter of 2003.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus has taken out a comprehensive company-wide insurance cover. Damages as a consequence of business interruption are not included in the insurance cover.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates to the fair value.

The fair value of the 10.5% senior notes in the total amount of EUR 225 million as per 31 December 2004 was 104.5% (31 December 2003: 87.5%).

Index to the Interim Condensed Combined Financial Information

Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-83

Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005 .... F-84

Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-85

Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 .... F-86

Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 .... F-87

Notes to the Interim Condensed Combined Financial Information F-88

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED COMBINED FINANCIAL REPORTING OF PETROPLUS INTERNATIONAL B.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed combined financial reporting for the six months ended June 30, 2006 and June 30, 2005 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This interim condensed combined financial reporting has been prepared for inclusion in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland and is set out on pages F-84 to F-98 in this Offering Circular. The interim condensed combined financial reporting has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed combined financial reporting on the basis of preparation set out in Note 1 to the interim condensed combined financial reporting. Our responsibility is to express a conclusion on the interim condensed combined financial reporting based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim condensed financial information consists of making inquiries, primarily of persons resonsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed combined financial reporting is not prepared, in all material respects, in accordance with the basis of preparation set out in Note 1.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.

Interim Condensed Combined Income Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue	10	$3,171.9	$2,621.1
Material costs	12	2,974.2	2,658.7
Personnel expenses		50.1	41.4
Operating expenses		35.4	30.6
Depreciation and impairment		19.6	18.1
Other administrative expenses		18.8	16.1
Operating income/(loss)		73.8	(143.8)
Financial income		13.9	4.7
Financial expense	12	1.8	(53.0)
Foreign currency exchange losses		(0.9)	(0.3)
Share of loss from equity investments		(0.2)	—
Net income/(loss) before income taxes		88.4	(192.4)
Income tax (expense)/benefit	7	(18.2)	25.2
Net income/(loss)		$ 70.2	$ (167.2)
Attributable to:			
Equity holders of the parent		$ 70.2	$ (167.2)
Minority interests		—	—
		$ 70.2	$ (167.2)

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Balance Sheets

At June 30, 2006 and December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Non-current assets			
Intangible assets		$ 20.2	$ 11.6
Property, plant and equipment	3	959.5	426.0
Investments in associates		0.4	0.4
Financial assets available for sale		1.9	1.8
Deferred tax asset		7.6	7.8
Other financial assets	11	324.9	251.2
Total non-current assets		**1,314.5**	**698.8**
Current assets			
Inventories	4	824.9	481.7
Trade debtors, net		401.7	438.6
Other receivables and prepayments	11	262.8	219.2
Taxes other than company income taxes		2.8	2.0
Company income tax		1.0	0.8
Derivative financial instruments	11	226.2	285.4
Cash and short-term deposits	5, 11	101.3	62.7
Total current assets		**1,820.7**	**1,490.4**
Total assets		**$3,135.2**	**$2,189.2**
Non-current liabilities			
Interest bearing loans and borrowings	6, 11	709.8	364.3
Investment grants		5.3	—
Employee benefits liability	8	34.1	22.5
Deferred tax liability		121.4	11.5
Provisions for liabilities and charges		24.0	2.3
Total non-current liabilities		**894.6**	**400.6**
Current liabilities			
Interest bearing loans and borrowings	6, 11	637.2	151.5
Trade creditors		502.4	651.4
Taxes other than company income taxes		194.0	222.9
Company income tax		8.1	5.4
Derivative financial instruments	11	399.5	485.2
Other payables and accrued expenses		159.8	131.0
Total current liabilities		**1,901.0**	**1,647.4**
Shareholders' equity			
Minority shares		0.4	0.4
Equity attributable to shareholders of the parent		339.2	140.8
Total equity		**339.6**	**141.2**
Total liabilities and shareholders' equity		**$3,135.2**	**$2,189.2**

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Operating activities			
Net income/(loss)		$ 70.2	$(167.2)
Adjustments to reconcile net income/(loss):			
Depreciation of property, plant and equipment		19.6	18.1
Share-based payments	9	—	1.0
Change in provisions		14.1	(26.2)
Changes in working capital:			
Decrease in trade debtors and other receivables		158.7	33.7
Increase in inventories		(26.8)	(174.6)
(Decrease)/increase in derivative financial instruments		(33.4)	239.8
(Decrease)/increase in trade creditors, other payables and accrued expenses		(402.5)	38.1
Interest paid		(26.2)	(17.1)
Interest received		13.9	4.6
Income taxes received		1.4	1.7
Net cash used in operating activities		**(211.0)**	**(48.1)**
Investing activities			
Acquisition of subsidiary, net	2	(429.2)	—
Investment in property, plant and equipment	3	(21.9)	(23.2)
Net cash used in investing activities		**(451.1)**	**(23.2)**
Financing activities			
Shareholders' contribution (disposal of non-core entities)		157.3	31.3
Repurchase of share options		—	3.3
Increase in short term borrowings		286.3	158.7
Debt repayments		(25.7)	(381.7)
Debt issues		265.5	190.0
Net cash provided by financing activities		**683.4**	**1.6**
Net cash flow		21.3	(69.7)
Net foreign exchange differences		17.3	(15.9)
Movement in cash and short-term deposits		38.6	(85.6)
Balance as per January 1,		62.7	139.9
Balance as per June 30,		**$ 101.3**	**$ 54.3**

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
		Attributable to equity holders of the parent						
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(9.7)		(9.7)		(9.7)
Net loss recognised directly into equity		—	—	(9.7)	—	(9.7)	—	(9.7)
Net loss for the period					(167.2)	(167.2)		(167.2)
Total recognised income and expense for the period		—	—	(9.7)	(167.2)	(176.9)	—	(176.9)
Shareholders' contribution (disposal of non-core entities)	1				31.3	31.3		31.3
Share-based payments	9				1.0	1.0		1.0
Repurchase of outstanding stock options	9				(3.3)	(3.3)		(3.3)
Balance as per June 30, 2005		$1.5	$230.4	$ 6.0	$(146.5)	$ 91.4	$0.3	$ 91.7
Balance as per January 1, 2006		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2
Translation adjustment				13.4		13.4		13.4
Net income recognised directly into equity		—	—	13.4	—	13.4	—	13.4
Net income for the period					70.2	70.2		70.2
Total recognised income and expense for the period		—	—	13.4	70.2	83.6	—	83.6
Shareholders' contribution (disposal of non-core entities)	1				114.8	114.8		114.8
Balance as per June 30, 2006		$1.5	$230.4	$ 1.6	$ 105.7	$ 339.2	$0.4	$ 339.6

See notes to interim condensed combined financial information

Petroplus International B.V.

Notes to the Interim Condensed Combined Financial Information

For the Six Months Ended and as of June 30, 2006 and 2005

1 Business and basis of preparation for the interim condensed combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products, primarily through wholesale marketing. Petroplus owns and operates three refineries; BRC (Belgium) which was acquired on May 31, 2006, Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity of approximately 295,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities in Europe.

Basis of preparation

The interim condensed combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standard IAS 34, *Interim Financial Reporting* with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Interim condensed combined financial information" section.

The interim condensed combined financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's combined financial information as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed combined financial information are consistent with those followed in the preparation of the Company's combined financial information for the year ended December 31, 2005.

All amounts included in the interim condensed combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

Interim condensed combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the periods ended as of the dates stated.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until the time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the

1 Business and basis of preparation for the interim condensed combined financial information (Continued)

performance of the core business in terms of income statement and balance sheet for the six months ended and as of June 30, 2006 and 2005.

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to equity:

	June 30, 2006	June 30, 2005
Tankstorage facilities*	$ (7.3)	$ —
Milford Haven*	123.3	—
SBI Holding	—	11.4
SPMR	—	15.7
NSP	—	3.0
UK cards business**	—	—
Others	(1.2)	1.2
Total	$114.8	$31.3

* Upon the sale of the tankstorage facilities in Milford Haven and in Germany a total amount of USD 150.8 million was received in cash. The net proceeds amounted to USD 116.0 million (Milford Haven USD 123.3 million gain and Germany USD 7.3 million loss).

** USD 7.7 million cash was received related to the sale of the UK card business in the first half of 2006 but the sale was recorded in the year ended December 31, 2005.

IFRS (specifically, IAS 27) does not provide for exclusion of certain subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein therefore does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical interim condensed combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles are further described in the 2005 Combined Financial Information.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The interim condensed combined financial information was authorized for issuance by the Board of Directors of Petroplus International B.V. on October 6, 2006.

2 Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprises the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized the purchase price allocation will be adjusted at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

2 Acquisition of European Petroleum Holdings N.V. (Continued)

Purchase consideration:

Purchase price	$506.8
Fees	4.4
Total purchase consideration	$511.2

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	$ 511.2	$261.7

Since May 31, 2006, EPH has contributed USD 5.9 million of net income to the Company for the six months ended June 30, 2006.

If the Company had acquired EPH as of January 1, 2006 the total revenues for the six months ended June 30, 2006 would have been approximately USD 1.3 billion higher and the total net income for the six months ended June 30, 2006 would have been approximately USD 47.0 million higher.

3 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 21.9 million (2005: USD 23.2 million), excluding property, plant and equipment acquired through a business combination (see Note 2). There were no significant property, plant and equipment disposals during the six months ended June 30, 2006 and 2005. There were no impairments or reversal of past impairments on property, plant and equipment during the six months ended June 30, 2006 and 2005.

There were no significant commitments for the purchase of additional property, plant and equipment as of June 30, 2006.

4 Inventories

There was no write-down of inventories for the six months ended June 30, 2006 and 2005.

5 Cash and short-term deposits

For the purposes of the interim combined cash flow statement, cash and short-term deposits for the six months ended June 30, 2006, June 30, 2005 and as of December 31, 2005 were as follows:

	June 30, 2006	June 30, 2005	December 31, 2005
Cash	$ 37.8	$28.7	$ 0.8
Short-term deposits	63.5	25.6	61.9
Cash and short-term deposits	$101.3	$54.3	$62.7

6 Interest bearing loans and borrowings

	June 30, 2006	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 23.2	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	113.0	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	88.9	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	24.6	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	238.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	94.8	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	125.5	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$708.5			
Senior Debt (at amortised cost)	$682.7			see above
Finance lease obligation	27.1	5.12%		
Total non current	$709.8			
Current				
Credit facility	$577.7	varies		EURO
Current portion of Senior Debt	6.3	varies		EURO/CHF
Revolving facility	50.2	EURIBOR + 2.50%		USD
Finance lease obligation	3.0	5.12%		
Total current	$637.2			

6 Interest bearing loans and borrowings (Continued)

	December 31, 2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	$364.3			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CHF
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	$151.5			

7 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$ (7.9)	$(1.4)
Adjustments in respect to current income tax of previous years	—	—
Deferred Income tax		
Related to origin and reversal of temporary differences	(10.3)	26.6
Income tax (expense)/benefit	$(18.2)	$25.2
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

8 Employee benefit plans

The group has four defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds. The increase in the employee benefit liability of USD 11.6 million is due primarily to the acquisition of EPH which has its own defined benefit pension plan for its Belgium subsidiaries and an early retirement scheme.

9 Stock Option Plans

During the six months ended June 30, 2005 all of the Company's shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equalled the USD 11.20 (EUR 9.00) per share cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) per share settlement payment per option. In total USD 3.3 million was paid to management and personnel. Under IFRS this is regarded as an acceleration of the vesting. Total expense for share-based compensation plans for the six months ended June 30, 2005 was USD 1.0 million. No further share options are outstanding or have been issued.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The Company is not a seasonal business and as such the additional disclosures required for highly seasonal businesses under IAS 34 are not applicable.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30, 2006	2005
Switzerland	$1,260.0	$ 972.8
United Kingdom	932.1	881.5
The Netherlands	229.8	130.3
Germany	229.3	115.3
Rest of the world	520.7	521.2
Total revenues	$3,171.9	$2,621.1

11 Financial instruments

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments, that are included in the interim condensed combined financial information.

	June 30, 2006 Carrying amount	June 30, 2006 Fair value	December 31, 2005 Carrying amount	December 31, 2005 Fair value
Financial assets				
Other financial assets	$ 324.9	$ 324.9	$251.2	$251.2
Other receivables and prepayments	$ 262.8	$ 262.8	$219.2	$219.2
Derivative financial instruments:				
Refining margin hedges	$ 111.5	$ 111.5	$ 54.1	$ 54.1
Product hedges	86.3	86.3	229.5	229.5
Foreign exchange hedges	22.2	22.2	0.9	0.9
Interest hedges	5.3	5.3	0.9	0.9
Other hedges	0.9	0.9	—	—
Derivative financial instruments	$ 226.2	$ 226.2	$285.4	$285.4
Cash and short-term deposits	$ 101.3	$ 101.3	$ 62.7	$ 62.7
Financial liabilities				
Interest bearing loans and borrowings	$1,347.0	$1,347.0	$515.8	$515.8
Derivative financial instruments:				
Refining margin hedges	$ 116.0	$ 116.0	$ 97.6	$ 97.6
Product hedges	278.0	278.0	377.3	377.3
Foreign exchange hedges	—	—	9.6	9.6
Interest hedges	—	—	0.7	0.7
Other hedges	5.5	5.5	—	—
Derivative financial instruments	$ 399.5	$ 399.5	$485.2	$485.2

12 Additional income statement disclosures

Material costs

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the six months ended June 30, 2006 the Company recorded a gain of USD 60.5 million (2005: loss of USD 131.3 million) for the commodity instruments.

Financial expense

	For the six months ended June 30, 2006	2005
Interest on long term liabilities	$(12.7)	$ (9.9)
Buy back High Yield Bond	—	(22.9)
Net interest paid/(received) on working capital	(9.2)	(3.6)
Letter of credit charges, commission fees & other finance charges	(8.0)	(6.0)
Foreign currency hedges	30.1	(8.9)
Interest hedges	4.9	—
Finance charges payable under finance leases	(0.7)	(0.9)
Miscellaneous interest expense	(2.6)	(0.8)
Total financial expense	$ 1.8	$(53.0)

13 Related parties

The Group has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As these statements are presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation. Under the combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into and balances with related parties for the relevant financial period:

		For the six months ended June 30,		As of the period ended June 30, and December 31,	
		Sales to related parties	Purchases to related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2006	$ —	$ —	$324.9	$ —
	2005	$ —	$ —	$251.2	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2006	$126.9	$111.9	$ 9.9	$142.1
	2005	$ 44.8	$ 89.8	$ 32.5	$111.2

Transactions with parent company

RIVR is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 Petroplus International granted RIVR a loan which amounted to USD 251.2 million at December 31, 2005. The interest on this loan amounts USD 8.0 million for the six months ended June 30, 2006 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.6 million for the six months ended June 30, 2006 and 2005.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

13 Related parties (Continued)

Compensation of key management personnel

	For the six months ended June 30, 2006	2005
Short term employee benefits	$1.4	$1.0
Profit sharing and bonus related payments	2.6	2.7
Post-employment pension and medical benefits	0.1	0.1
Contributions to defined contribution plans	—	—
Share-based payments	—	0.4
Total compensation of key management personnel	$4.1	$4.2

Total compensation to key personnel excludes the costs of personnel not related to the core business of the Company. The costs have been excluded from the results and treated as recharged income from related parties. All outstanding exercisable option rights in relation to options granted to key personnel have been cancelled and settled during 2005.

14 Subsequent events

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels. The Company expects this transaction to close in 2007.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure our group by selling our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;

14 Subsequent events (Continued)

- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding our stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties well negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend

14 Subsequent events (Continued)

distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR International B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR International B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or *after three years from the date of such indemnity agreement being indemnified by Petroplus* International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report F-100

Consolidated Income Statements for the Years Ended December 31, 2005 and 2004 . . . . F-101

Consolidated Balance Sheets as of December 31, 2005 and 2004 . . . . F-102

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 . . . . F-103

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004 . . . . F-104

Notes to the Consolidated Financial Statements F-105

Schedules F-140

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We have audited the consolidated financial statements for the years ended December 31, 2005 and 2004 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). The consolidated financial statements have been prepared for inclusion in this Offering Circular on pages F-101 to F-145 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and a fair view of the financial position of the Company as at December 31, 2005 and 2004 and of the result and the cash flows for the years then ended in accordance with International Financial Reporting Standards.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

European Petroleum Holdings N.V.

Consolidated Income Statements

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Revenue	7	$2,267.4	$1,748.2
Materials costs	7	2,039.8	1,585.6
Personnel expenses	7	28.9	25.5
Operating expenses	7	32.5	23.9
Depreciation and amortisation	7	14.2	15.0
Other administrative expenses	7	5.1	7.1
Operating income		**146.9**	**91.1**
Financial income	7	0.9	0.3
Financial expense	7	(3.2)	(1.9)
Foreign currency exchange losses		(5.7)	(8.3)
Net income before tax		**138.9**	**81.2**
Income tax benefit/(expense)	8	4.7	(1.7)
Net income		**$ 143.6**	**$ 79.5**

European Petroleum Holdings N.V.

Consolidated Balance Sheets

As of December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Assets			
Intangible assets	11	$ 8.1	$ 4.5
Property, plant and equipment	10	149.1	158.6
Deferred tax asset	8	5.0	—
Total non-current assets		**162.2**	**163.1**
Inventories	12	281.7	109.5
Trade debtors and other receivables	13	138.8	94.8
Securities	14	0.2	0.2
Company income tax		0.4	—
Derivative financial instruments	15	2.4	12.9
Cash and short-term deposits	16	88.4	43.6
Total current assets		**511.9**	**261.0**
Total assets		**$674.1**	**$424.1**
Liabilities and Shareholders' Equity			
Non-current liabilities			
Interest-bearing loans and borrowings	18	$ 14.1	$ 15.4
Employee benefits	19	10.0	10.5
Deferred tax liabilities	8	0.4	—
Investment grants	21	4.4	2.0
Provisions	20	19.9	28.1
Total non-current liabilities		**48.8**	**56.0**
Short-term borrowings	24	112.5	—
Interest-bearing loans and borrowings	18	10.2	47.0
Trade creditors and other payables	22	301.3	147.6
Company income tax		—	0.2
Derivative financial instruments	15	2.4	1.6
Total current liabilities		**426.4**	**196.4**
Equity			
Equity attributable to shareholders' of the parent	17	198.9	171.7
Total equity		**198.9**	**171.7**
Total liabilities and shareholders' equity		**$674.1**	**$424.1**

European Petroleum Holdings N.V.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Cash flows from operating activities			
Net income		$ 143.6	$ 79.5
Adjustments for:			
Depreciation of property, plant and equipment	7	13.6	14.4
Amortisation of intangible assets	7	0.9	0.8
Amortisation of investment grants received	7	(0.3)	(0.2)
Changes in provisions	20	(4.8)	0.4
Income taxes (benefit)/expense	8	(4.7)	1.7
Financial income and expense	7	2.3	1.6
Changes in working capital			
(Increase)/decrease in inventories		(173.0)	29.7
Increase in receivables		(45.4)	(8.2)
Increase/(decrease) in liabilities		64.8	(20.5)
Increase/(decrease) in derivative financial instruments		11.3	(8.8)
Interest paid		(2.3)	(1.6)
Income taxes paid		(0.9)	(1.7)
Net cash provided by operating activities		5.1	87.1
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired	6	(4.9)	—
Acquisition of property, plant and equipment	10	(23.1)	(27.6)
Acquisition of intangibles	11	(1.3)	(2.0)
Net cash used in investing activities		(29.3)	(29.6)
Cash flows from financing activities			
Loans obtained		0.9	7.7
Repayment of loans		(39.5)	—
Increase/(decrease) of bank overdraft		112.5	(51.9)
Dividends paid		(3.5)	—
Net cash provided by (used in) financing activities		70.4	(44.2)
Net increase in cash and cash equivalents		46.2	13.3
Cash and cash equivalents at January 1,		43.6	29.8
Effect of exchange rate fluctuations		(1.4)	0.5
Cash and cash equivalents at December 31,		$ 88.4	$ 43.6

European Petroleum Holdings N.V.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2004	$49.0	$ 0.1	$ —	$ 37.7	$ 86.8
Translation differences	—	—	5.4	—	5.4
Reclassification	—	0.3	—	(0.3)	—
Net income recognised directly into equity	—	0.3	5.4	(0.3)	5.4
Result for the year	—	—	—	79.5	79.5
Total recognised income and expense for the period	—	0.3	5.4	79.2	84.9
Balance at December 31, 2004	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Balance at January 1, 2005	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Translation differences	—	—	(11.9)	—	(11.9)
Reclassification	—	(0.1)	—	0.1	—
Net income recognised directly into equity	—	(0.1)	(11.9)	0.1	(11.9)
Result for the year	—	—	—	143.6	143.6
Total recognised income and expense for the period	—	(0.1)	(11.9)	143.7	131.7
Dividends paid to shareholders	—	—	—	(4.5)	(4.5)
Dividends declared	—	—	—	(100.0)	(100.0)
Balance at December 31, 2005	$49.0	$ 0.3	$ (6.5)	$ 156.1	$ 198.9

1 Business and basis of preparation

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. Since December 2004, 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda ("SHL"). The ultimate controlling party until May 31, 2006 was The Rappaport Family Trust, Hamilton, Bermuda. Until December 31, 2005, no consolidated financial statements were prepared at a level higher than EPH.

The consolidated financial statements of the Company for the year ended December 31, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

These consolidated financial statements were authorised for issue by the directors on August 30, 2006.

Basis of preparation

The consolidated financial statements of the Company have been prepared on a historical cost basis, except for derivative financial instruments and securities which have been measured at fair value. The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS").

All amounts included in the consolidated financial statements and notes are presented in U.S. dollars ("USD") and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

The accounting policies set out below have been applied consistently by all Company entities to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at January 1, 2004 for the purposes of the transition to IFRS.

2 Effects of the adoption of IFRS

The Company has applied IFRS 1 in accordance with International Financial Reporting Standards ("IFRS") 1 *First-time adoption of International Financial Reporting Standards*, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, which is the year ended December 31, 2005. Those accounting policies should comply with each IFRS effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- assume cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognize all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

In accordance with IFRS 1, reconciliations are provided between previously presented 2005 annual report and to IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I.

The accounting principles which are in accordance with IFRS are included in Note 4.

3 Summary of significant judgements and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management

3 Summary of significant judgements and estimates (Continued)

periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised gains or losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Translation of foreign currencies

The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. Each entity in the company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.23
1 CHF	$0.81	$0.80
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

4 Summary of significant accounting policies (Continued)

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Securities

Investments in securities are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. Fair value is the quoted bid price at the balance sheet date.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other

4 Summary of significant accounting policies (Continued)

assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Other intangible assets

Other intangible assets, including licenses and software, that are acquired by the Company are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill is recognised in the income statement and is expensed as incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. Goodwill is systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Licenses	10 years
Software	5 years

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as

the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	40 years
Machines & Equipment	5 - 12 years
Other assets	5 - 10 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

4 Summary of significant accounting policies (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

Interest rate swaps

The Company may use interest rate swaps at certain time to fix the variable interest rates on its working capital facilities.

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the consolidated income statement. Interest rate swaps and currency hedges are recorded to financial expense on the consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

4 Summary of significant accounting policies (Continued)

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For

4 Summary of significant accounting policies (Continued)

investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

4 Summary of significant accounting policies (Continued)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of trade debtors and other receivable or trade creditors and other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only with the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal

requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates a defined benefit plan in Belgium. The cost of providing benefits under the defined benefit plans is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Other long-term employee benefits

The Company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Company's obligations.

Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these

4 Summary of significant accounting policies (Continued)

benefits. Termination benefits are recognised when the Company is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Profit-sharing and bonus plans

A liability (and corresponding expense) is recognised for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's employees. The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Related party transactions

Transactions between the Company and related parties are disclosed in Note 27, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the consolidated balance sheet and a provision is only recorded when it is expected that the Company will exceed its usage of the emission credits granted.

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities.

Acquisitions and disposals of company companies and equity participations are included within net cash flow from investing activities.

Proceeds from the disposal of non-core activities are included within net cash flow from financing activities.

Dividend distributions are included within net cash flow from financing activities.

Investment grants

Investment grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Company will comply with the conditions attaching to it. Grants that compensate the Company for expenses incurred are recognised as a reduction of other operating expenses in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Company for the cost of an asset are recognised in the income statement as a reduction of depreciation and amortisation expense on a systematic basis over the useful life of the asset.

5 Recently issued standards and interpretations

The Company has not applied the following IFRS and IFRIC interpretations that have been issued but are not yet effective:

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. As the Company is not active in the upstream oil market, IFRS 6 is not relevant to its operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures

5 Recently issued standards and interpretations (Continued)

are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financial statements.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financial statements.

IFRIC 4, *Determining whether an Arrangement contains a Lease* (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (hereinafter: the asset); and (b) the arrangement conveys a right to use the asset. The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

5 Recently issued standards and interpretations (Continued)

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Acquisition of subsidiary

On 15 November 2005, Petrobel N.V. acquired all the shares of Antol N.V. ("Antol") and its subsidiary Jely BVBA ("Jely") for a consideration of USD 5.4 million (EUR 4.7 million). Antol operates eight gas stations and Jely operates one car wash station and one gas station.

The acquisition of Antol had the following effect on the Company's assets and liabilities:

	Carrying amounts	Fair value adjustments	Recognised amounts
Property, plant and equipment	$ 2.2	$ 0.7	$ 2.9
Intangible assets	0.1	—	0.1
Deferred tax assets	—	0.4	0.4
Inventories	0.4	—	0.4
Trade and other receivables	2.1	0.3	2.4
Cash and cash equivalents	0.5	—	0.5
Interest-bearing loans and borrowings	(0.5)	—	(0.5)
Provisions	(0.2)	—	(0.2)
Deferred tax liabilities	—	(0.3)	(0.3)
Trade and other payables	(3.7)	—	(3.7)
Net identifiable assets and liabilities	$ 0.9	$ 1.1	$ 2.0
Goodwill on acquisition			3.8
Consideration paid, satisfied in cash			(5.4)
Consideration payable			$(0.4)
Cash (acquired)			$(0.5)
Net cash outflow			$ 4.9

Goodwill has arisen on acquisition of Antol because anticipated profitable business opportunities associated with Antol did not meet the criteria for recognition as an intangible asset at the date of acquisition.

In the 1½ months to December 31, 2005, Antol contributed no profit to the consolidated income statement for the year. No reliable financial information is available of Antol for the period January 1, 2005 to December 31, 2005.

7 Additional income statement information

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from tank rental, compulsory stock and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 201.3 million (2004: USD 231.9 million).

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 47.9 million (2004: loss of USD 27.8 million) for the commodity instruments.

7 Additional income statement information (Continued)

Personnel expenses

	2005	2004
Salaries and wages	$18.6	$16.4
Social security contributions	7.1	6.8
Pension charges relating to defined benefit schemes	2.8	2.0
Other personnel expenses	0.4	0.3
Total personnel expenses	**$28.9**	**$25.5**

Additionally, see below for personnel expenses allocated by department:

	2005	2004
Operations department	$22.2	$20.9
General and administrative department	6.7	4.6
	$28.9	$25.5

Operating expenses

	2005	2004
Deliveries and services	$11.7	$ 8.2
Electricity	6.4	6.0
Water	0.5	0.5
Taxes related to the refinery	6.0	2.5
Insurance of refinery	3.0	2.3
Rentals	1.1	1.0
Other expenses	3.8	3.4
Total operating expenses	**$32.5**	**$23.9**

Depreciation and amortisation

	2005	2004
Depreciation	$13.6	$14.4
Amortisation	0.9	0.8
Amortisation of investment grants	(0.3)	(0.2)
Total depreciation and amortisation	**$14.2**	**$15.0**

Other administrative expenses

	2005	2004
Rental expense	$0.3	$0.2
Insurance	0.3	0.3
Professional fees	0.8	1.1
Other	3.7	5.5
Total other administrative expenses	**$5.1**	**$7.1**

7 Additional income statement information (Continued)

Financial income

	2005	2004
Interest income on time deposits	$0.9	$0.3

Financial expense

	2005	2004
Interest on bank overdraft	$2.9	$0.6
Interest on loan from parent company	0.3	1.3
Total financial expense	**$3.2**	**$1.9**

8 Income taxes

Income tax (benefit)/expense recognised in the income statement is as follows:

	2005	2004
Current tax expense		
Current year	$ 0.3	$1.7
	0.3	1.7
Deferred tax (benefit)/expense		
Benefit of tax losses recognised	(5.0)	—
	(5.0)	—
Total income tax (benefit)/expense	**$(4.7)**	**$1.7**

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates are as follows:

	2005	2004
Net income before taxation	$138.9	$81.2
Untaxed results	139.9	74.2
Taxable profits/(losses)	$ (1.0)	$ 7.0
Income tax using the Belgian domestic corporation tax rate	$ (0.3)	$ 2.4
Effect of tax rates in foreign jurisdictions (rates decreased)	0.7	—
Tax exempt income	(1.2)	—
Utilisation of previously unrecognised tax losses	(4.1)	(0.9)
Losses for which no deferred tax asset was recognised	—	0.1
Other	0.2	0.1
	$ (4.7)	$ 1.7

The results of the Company and its subsidiary on the Cayman Islands are not taxed. Accordingly, it was not considered meaningful to include the results of these companies in the reconciliation of the effective tax rate.

Since the most significant operating companies are resident in Belgium (with a tax rate of 34.0% in 2005 and 2004) and holding companies are resident in the Netherlands (with a tax rate of 30.5% in 2005 and 31.5% in 2004), the Belgian tax rate was applied.

No deferred tax was recognised directly in equity during 2005 and 2004.

8 Income taxes (Continued)

Recognised deferred tax assets and liabilities are attributable to the following:

	2005	2004
Tax loss carry forward (asset)	$ 5.0	$—
Temporary differences relating to property, plant and equipment	(0.4)	—
	$ 4.6	$—

The deferred tax receivables concern the recognised part of available tax loss carry-forwards. It is expected that approximately USD 1.1 million of this receivable will be utilised within one year (2004: nil).

The two subsidiaries to which the deferred tax asset relates of USD 5.0 million as at December 31, 2005 both suffered a loss in 2005. In view of an existing arrangement with other subsidiaries and the forecasted results, management is of the opinion that it is probable that future taxable profit will be available against which the tax asset of USD 5.0 million can be utilised.

The following deferred tax assets have not been recognised:

	2005	2004
Tax on deductible temporary differences	$ 1.4	$ 1.6
Tax on taxable losses recognised in tax returns	3.7	0.8
Tax on taxable losses not yet recognised in tax returns	11.0	18.0
	$16.1	$20.4

The tax losses recognised in tax returns (gross amount 2005: USD 10.9 million, 2004: USD 2.5 million) and the deductible temporary differences (gross amount USD 4.1 million, 2004: USD 4.9 million) do not expire under current tax legislation. The deductible temporary differences primarily relate to employee benefits provisions. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.

The tax losses not yet recognised in tax returns may become deductible in future periods (gross amount 2005: USD 34 million and 2004: USD 55 million). Since it is uncertain whether this will be the case, the tax asset related to this is not recognised.

Movements in deferred tax assets and liabilities are as follows:

	2005	2004
Carrying value beginning of year	$ —	$—
Loss carry forward recognised during 2005	5.0	—
Deferred tax assets and liabilities acquired via a business combination	0.1	—
Translation differences	(0.5)	—
Carrying value end of year	$ 4.6	$—

9 Segment information

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the

9 Segment information (Continued)

Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Revenue from external customers		
Europe	$1,890.6	$1,325.7
North America	240.4	276.7
Latin America and Caribbean	79.2	38.8
Africa and Asia	57.2	107.0
	$2,267.4	$1,748.2
Segment assets		
Belgium	$ 420.8	$ 311.9
Other	253.3	112.2
	$ 674.1	$ 424.1

Virtually all non-current assets are located in Belgium. Accordingly, the capital expenditures of USD 25.7 million (2004: USD 29.6 million) also relate to these assets.

10 Property, plant and equipment

Movements in property, plant and equipment can be presented as follows:

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Cost	$10.8	$ 301.5	$ 4.5	$36.4	$ 353.2
Depreciation and impairment losses	(9.0)	(206.8)	(3.7)	—	(219.5)
Carrying value at January 1, 2004	$ 1.8	$ 94.7	$ 0.8	$36.4	$ 133.7

10 Property, plant and equipment (Continued)

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Changes in carrying value:					
Acquisitions	$ 0.2	$ 0.1	$ —	$ 27.3	$ 27.6
Transfers	—	29.2	(0.1)	(29.1)	—
Depreciation charge for the year	(0.2)	(14.0)	(0.2)	—	(14.4)
Translation differences	0.1	8.9	—	2.7	11.7
Total movements	0.1	24.2	(0.3)	0.9	24.9
Balance:					
Cost	$ 11.9	$ 357.4	$ 4.3	$ 37.3	$ 410.9
Depreciation and impairment losses	(10.0)	(238.5)	(3.8)	—	(252.3)
Carrying value at December 31, 2004	$ 1.9	$ 118.9	$ 0.5	$ 37.3	$ 158.6
Changes in carrying value:					
Acquisitions through business combinations	$ 1.4	$ 1.4	$ 0.1	$ —	$ 2.9
Other acquisitions	—	0.3	3.0	20.8	24.1
Transfers	0.1	40.3	0.2	(40.6)	—
Disposals	—	(0.1)	—	(0.9)	(1.0)
Depreciation charge for the year	(0.2)	(13.3)	(0.1)	—	(13.6)
Translation differences	(0.3)	(17.4)	(0.3)	(3.9)	(21.9)
Total movements	1.0	11.2	2.9	(24.6)	(9.5)
Balance:					
Cost	$ 12.2	$ 351.4	$ 8.0	$ 12.7	$ 384.3
Depreciation and impairment losses	(9.3)	(221.3)	(4.6)	—	(235.2)
Carrying value at December 31, 2005	$ 2.9	$ 130.1	$ 3.4	$ 12.7	$ 149.1

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Leased plant and machinery

The Company leases a catalyst under a finance lease agreement. At the end of the lease the Company has the option to purchase the equipment at a beneficial price. At December 31, 2005, the net carrying amount of leased plant and machinery was USD 2.8 million (2004: nil). The leased equipment secures lease obligations, see Note 18.

Security

The Company is required to mortgage the refinery (with a book value of approximately USD 125 million) at the first request of two financial institutions to a maximum amount of USD 10.1 million (EUR 8.5 million). Furthermore, the Company has committed itself not to further mortgage the refinery. The future proceeds under a business interruption policy have been ceded to these two financial institutions. The loans to which this relates are disclosed in Note 18.

Property, plant and equipment under construction and prepayments

This includes spare parts with a book value of USD 2.4 million (2004: USD 2.7 million) and the tank refurbishment program of USD 3.2 million (2004: USD 3.4 million). The total isomerisation unit

10 Property, plant and equipment (Continued)

which was under construction as at December 31, 2004 (USD 27.2 million) was put into use during 2005.

Commitments

Purchase and capital commitments at December 31, 2005 amount to approximately USD 6.3 million or EUR 5.3 million (2004: USD 8.0 million or EUR 5.9 million).

Capitalised interest

The book value of capitalised interest amounted to USD 0.8 million (2004: USD 0.7 million). No interest was capitalised during 2005 and 2004.

11 Intangible assets

The movements in intangible fixed assets can be presented as follows:

	Goodwill	Licenses	Software	Prepayments	Total
Cost	$ —	$ 0.9	$ 4.0	$ 0.9	$ 5.8
Amortisation and impairment losses	—	(0.7)	(2.0)	—	(2.7)
Carrying value at 1 January 2004	—	0.2	2.0	0.9	3.1
Changes in carrying value:					
Acquisitions	$ —	$ —	$ 1.5	$ 0.5	$ 2.0
Amortisation charge for the year	—	(0.1)	(0.7)	—	(0.8)
Translation differences	—	—	0.1	0.1	0.2
Total movements	—	(0.1)	0.9	0.6	1.4
Balance:					
Cost	—	0.9	6.0	1.5	8.4
Amortisation and impairment losses	—	(0.8)	(3.1)	—	(3.9)
Carrying value at December 31, 2004	$ —	$ 0.1	$ 2.9	$ 1.5	$ 4.5
Changes in carrying value:					
Acquisitions through business combinations	$ 3.8	$ 0.1	$ —	$ —	$ 3.9
Other acquisitions	—	0.1	0.9	0.6	1.6
Amortisation charge for the year	—	(0.1)	(0.8)	—	(0.9)
Disposals	—	—	(0.3)	—	(0.3)
Translation differences	(0.2)	—	(0.4)	(0.1)	(0.7)
Total movements	3.6	0.1	(0.6)	0.5	3.6
Balance:					
Cost	$ 3.6	$ 0.9	$ 5.0	$ 2.0	$11.5
Amortisation and impairment losses	—	(0.7)	(2.7)	—	(3.4)
Carrying value at December 31, 2005	$ 3.6	$ 0.2	$ 2.3	$ 2.0	$ 8.1

11 Intangible assets (Continued)

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Prepayments

This represents amounts paid for acquired software that is under development and not yet in use.

Goodwill impairment test for Antol N.V.

Budgeted operating results—The basis to determine the value assigned to the budgeted operating results is the average operating results achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. The total potential amount that could be impaired as of December 31, 2005 was USD 3.6 million.

12 Inventories

	2005	2004
Inventories of crude oil and products inventories	$194.3	$ 91.9
Refinery raw materials	3.3	3.5
Stocks in transit	21.7	4.4
Crude oil in storage	62.4	9.7
	$281.7	$109.5

The majority of crude oil and products inventories were pledged in favour of credit institutions. The write down of inventories to lower realisable value amounted to USD 4.7 million (2004: USD 3.5 million).

13 Trade debtors and other receivables

	2005	2004
Trade debtors	$116.5	$92.0
Receivables from shareholders	8.2	1.0
Other receivables	9.5	0.1
Investment grants receivable	2.9	0.2
Prepayments	1.7	1.5
	$138.8	$94.8

Trade receivables are shown net of impairment losses amounting to USD 0.1 million (2004: USD 0.1 million). The charge to the 2005 income statement amounted to USD 0.1 million (2004: USD 0.1 million) and is included in general and administrative expenses.

The receivable from the shareholder as at December 31, 2005 includes an amount of USD 6.2 million relating to the sale of PINC (see note 27). Furthermore, an advance of USD 2.0 million is also included in this caption. The receivable at the end of 2004 of USD 1.0 million was settled in full with the declared dividend of USD 4.5 million in respect of the year 2004.

Investments grants receivable relate to the investment in the total isomerisation plant.

13 Trade debtors and other receivables (Continued)

Other receivables include an advance of USD 4.5 million to the Belgian government for heating oil discounts (2004: nil) and a VAT receivable of USD 2.1 million (2004: nil).

Substantially all trade receivables have been pledged as collateral for liabilities to credit institutions.

14 Securities

Securities represent zero-coupon bonds and are pledged as security for a bank guarantee.

15 Derivative financial instruments

These can be summarised as follows:

	2005	2004
Assets		
Unrealised gains on futures contracts	$—	$ 7.5
Unrealised gains on petroleum swap contracts	2.4	2.0
Unrealised gains on forward foreign exchange contracts	—	3.4
	$2.4	$12.9
Liabilities		
Unrealised losses on futures contracts	$1.8	$ —
Unrealised losses on petroleum swap contracts	0.3	1.6
Unrealised losses on forward foreign exchange contracts	0.3	—
	$2.4	$ 1.6

The notional amounts of these instruments are as follows:

	2005	2004
Purchases		
Futures contracts—long positions	$ —	$ 63.0
Swap contracts	65.9	13.8
Purchase of EUR (and sale of USD)	36.0	25.0
Purchase of USD (and sale of EUR)	31.1	32.0
	$133.0	$133.8
Sales		
Futures contracts—short positions	$222.9	$108.4
Swap contracts	79.9	24.5
	$302.8	$132.9

The Company uses futures contracts quoted on the NYMEX and the IPE both for managing its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for a specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the futures contract value are settled daily. Futures contracts have little counterparty credit risk because the counterparties are futures exchanges.

16 Cash and short-term deposits

	2005	2004
Bank balances	$14.7	$39.8
Call deposits	56.8	5.6
Cash margins with futures brokers	16.9	(1.8)
	$88.4	$43.6

Call deposits mature in January 2006 and 2005 respectively.

Of these balances USD 11.2 million (2004: USD 31.3 million) was pledged to banks as collateral for letters of credit, guarantees or loans. These funds are available on demand to the extent that the Company respects its collateral and equity commitments to its bankers. Any unpledged funds are available on demand.

17 Equity

Share capital

The Company's authorised capital amounts to USD 75 million and is comprised of 75 million ordinary shares of USD 1.00 each, of which 48,961,000 shares have been issued.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Other reserve

This represents reserves of subsidiaries that are not distributable under local legislation.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation as from January 1, 2004 of the Company's investment in non-USD denominated subsidiaries.

Dividends

An interim-dividend of USD 100 million was declared on December 27, 2005. This dividend was paid on February 27, 2006. A dividend of USD 4.5 million was declared in February 2005, which for USD 1.0 million was paid via offsetting a receivable of USD 1.0 million and a cash payment of USD 3.5 million on February 22, 2005.

18 Interest-bearing loans and borrowings

	2005	2004
Non-current liabilities		
Debts to credit institutions	$11.1	$13.7
Finance lease	2.4	—
Debt to Electrabel	—	1.3
Other	0.6	0.4
	$14.1	$15.4

	2005	2004
Current liabilities		
Shareholder loan	$ —	$39.5
Debts to credit institutions	8.6	5.9
Finance lease	0.4	—
Debt to Electrabel	1.1	1.6
Other	0.1	—
	$10.2	$47.0

Debts to credit institutions

These debts mainly represent two loans to finance the construction of the total isomerisation unit at the refinery. The loans are to be repaid by March 31, 2008 in (quarterly and monthly) installments.

The security for a loan of USD 7.6 million (2004: USD 11.6 million) is disclosed in Note 10. For this loan, one of the Company's subsidiaries is required to maintain a minimum shareholders' equity.

Security for a loan of USD 11.6 million (2004: USD 8.0 million) is disclosed in Note 10. In addition, the Company maintains a blocked deposit of USD 1.2 million (2004: USD 1.4 million) with the institution that provided the loan. This is included in cash and cash equivalents.

Bank loans of USD 0.5 million (2004: nil) are secured via a mortgage over land and buildings with a book value of USD 1.9 million.

Finance lease

The finance lease liability, which carries interest of 3.8% per annum, relates to the acquisition of the catalyst equipment and is payable as follows:

	Total	Interest	Principal
Less than one year	$0.5	$0.1	$0.4
Between one and five years	2.6	0.2	2.4
	$3.1	$0.3	$2.8

Shareholder loan

The loan from the former shareholder (NPL, see Note 27) was granted for an initial period of one year, commencing in November 2003, with an interest rate of USD LIBOR + 1.375% per annum. As at December 31, 2004, the outstanding balance of this loan of USD 39.5 million is classified as a current liability. The loan was repaid during 2005.

Currency and interest rates

All loans are denominated in EUR, except for the shareholder loan which is a USD loan.

18 Interest-bearing loans and borrowings (Continued)

The effective interest rate as at December 31, 2005 is 4.22% (2004: 4.23%). All loans carry floating interest, except for the Electrabel loan which is fixed at 6%.

19 Employee benefits

Defined benefit scheme

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

Obligations under the early retirement scheme are recognised to the extent that it is expected that employees will participate in this scheme during the current collective labour agreement, which runs until December 31, 2006.

	2005	2004
Present value of unfunded obligations	$ 5.9	$ 5.6
Present value of funded obligations	10.2	10.5
Fair value of plan assets	(5.8)	(5.7)
Present value of net obligations	10.3	10.4
Unrecognised actuarial gains and losses	(0.3)	0.1
Total employee benefits	**$10.0**	**$10.5**

Movement in the net liability for defined benefit obligations in the balance sheet:

	2005	2004
Net liability for defined benefit obligations at January 1,	$10.5	$ 9.6
Contributions paid	(0.9)	(0.9)
Early retirement paid	(0.9)	(1.0)
Expense recognised in the income statement (see below)	2.8	2.0
Translation difference	(1.5)	0.8
Net liability for defined benefit obligations at December 31,	**$10.0**	**$10.5**

Expense recognised in the income statement:

	2005	2004
Current service costs	$ 2.4	$ 1.6
Interest on obligation	0.6	0.6
Expected return on plan assets	(0.2)	(0.2)
	$ 2.8	$ 2.0
Actual return on plan assets	**$ 0.2**	**$ 0.2**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005	2004
	%	%
Discount rate at December 31,	4.25	4.50
Expected return on plan assets at December 31,	4.62	4.68
Future salary increases	3.44	3.44
Future pension increases	2.00	2.00

20 Provisions

	Claims	Environmental remediation	Total
Balance at January 1, 2005	$ 5.4	$22.7	$28.1
Provisions made during the year	0.2	—	0.2
Provisions released during the year	(1.3)	—	(1.3)
Payments made during the year	(3.5)	—	(3.5)
Translation differences	(0.5)	(3.1)	(3.6)
Balance at December 31, 2005	$ 0.3	$19.6	$19.9

The provisions are all classified as non-current.

Claims

The provision for claims mainly related to a court case with the Belgian authorities regarding value-added tax and excise duties. The full amount as claimed and accrued interest thereon was paid to the Belgian authorities during the year, but without admission of fault.

Environmental remediation

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation was carried out in 2005 by independent specialists in order to define the boundaries of the contaminated spots. Based on the result of the investigation, a provision for soil remediation costs of USD 21.0 million (EUR 16.7 million) has been set up as of January 1, 2004.

It is not yet known when the remediation will be started. The amount recognised is the current estimate of the costs. It is assumed that the effect of discounting the provision is equal to the future price increases of the remediation costs.

21 Investment grants

The changes in the investment grants can be specified as follows:

	2005	2004
Carrying amount as at January 1,	$ 2.0	$ 2.1
Recognised during the year	3.1	—
Released to the income statement	(0.3)	(0.2)
Translation differences	(0.4)	0.1
Carrying amount as at December 31,	**$ 4.4**	**$ 2.0**

22 Trade creditors and other payables

	2005	2004
Dividend payable	$100.0	$ —
Excise duties payable	6.5	12.5
Other taxes and social security contributions payable	9.0	8.9
Amounts due to related parties	—	0.7
Trade creditors	180.6	117.0
Non-trade payables and accrued expenses	5.2	8.5
	$301.3	$147.6

22 Trade creditors and other payables (Continued)

Included in trade payables are amounts for demurrage claims payable of USD 0.6 million (2004: USD 3.5 million).

23 Risk management and financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company's business. Derivative financial instruments are used to manage exposure to fluctuations in commodity prices and fluctuations in foreign exchange rates. The Company controls the price risks according to clear delegations of authority. The price risks related to inventories, sale and purchase of crude, refined products and refining margins. The Company uses several commodity instruments to manage these risks.

Commodity price risk

Market risk is the risk that changes in commodity prices of crude oil and refined products will make an instrument less valuable or more onerous. Derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect the income statement. On a daily basis, the Company monitors its commodity exposure (physical products, futures and swaps) and ensures that the net exposure is kept to an acceptable level, which cannot exceed the limits which are set by the Board of Directors, by buying or selling financial instruments.

Foreign exchange risk

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the USD. The currencies giving rise to this risk are primarily EUR and to a lesser extent CHF. A subsidiary hedges its EUR-denominated trade receivables by entering into spot or very short-term forward exchange contracts against the USD. Another subsidiary hedges most of its EUR denominated payables by entering into foreign currency exchange contracts with a maturity of less than 12 months. Other monetary assets and liabilities held in currencies other than the USD are not hedged.

As per December 31, 2005 and 2004 respectively, the Company had hedged its foreign exchange exposure for up to June 2006 and June 2005 respectively, through the use of forward foreign exchange contracts for the first six months of 2006 and 2005 respectively. All the forward exchange contracts entered into as of December 31, 2005 and 2004 are recognised at fair value and all changes in market conditions directly affect the income statement.

The changes in fair value of the forward contracts and the foreign exchange gains and losses relating to monetary items are recognised as foreign exchange gains and losses. The fair value of forward exchange contracts at December 31, 2005 was USD 0.3 million (2004: USD 3.4 million) recognised in derivative financial instruments see Note 15.

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit over a certain amount. The Company requires a letter of credit or guarantees issued by reputable banks for transactions with customers that do not have a sufficient credit quality.

Transactions involving derivative financial instruments are with counterparties with part of whom the Company has a signed International Swap Dealers Association ("ISDA") master agreement or a netting agreement via contract confirmation. Counterparties either have sound credit ratings or have

23 Risk management and financial instruments (Continued)

provided letters of credit or guarantees issued by reputable banks. Given these measures, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

The majority of the Company's financial assets and liabilities are non-interest bearing and as a result the Company is not subject to significant amounts of risk due to the fluctuations in the prevailing levels of market interest rates. Cash and short-term deposits earn current short-term market rates. Short-term and long-term borrowings are subject to market-related rates. The Company does not enter into interest rate swap agreements.

Income-earning financial assets and interest-bearing financial liabilities have a book value which is equal to the market value, because the interest is floating and based on Euribor or USD LIBOR. The financial lease agreement was entered into in October 2005 see Note 18 and therefore its fair value at the end of the year can be assumed to be equal to its net carrying amount.

Fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments:

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related-party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the Company's positions in crude oil and refined oil products futures and swap contracts are based upon commodity exchange settlement prices or brokers' representative prices. The outstanding notional amounts of the underlying contracts are included in Note 15 under "Futures contracts—long positions", "Futures contracts—short positions" and "Swap contracts".

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Derivatives

Forward exchange contracts are marked to market using listed market prices. Futures are marked to market based on upon commodity exchange settlement prices. Short-term swaps are marked to market based on independent market price sources such as Argus or Platts. For longer-term swaps, which cannot be based on these independent market price sources, input from specialised brokers is used to determine the market value.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

23 Risk management and financial instruments (Continued)

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements.

Trade and other receivables/payables

For receivables/payables with a remaining payment term of less than one year, the notional amount is deemed to reflect the fair value.

24 Credit facilities

Trade finance facilities

The Company has uncommitted lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for swap counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the majority of cash balances and deposits are pledged. Short-term bank loans bear interest at 1.25% - 1.50% per annum over LIBOR.

As at December 31, 2005, the Company had been granted trade finance facilities amounting to USD 460 million (2004: USD 370 million). At that date these facilities were utilised as follows:

	2005	2004
Open letters of credit	$247.2	$165.4
Bank guarantees	4.0	—
Working capital facility	109.8	—
Total trade finance lines utilisation	$361.0	$165.4

These facilities have been provided to one of the Company's subsidiaries under the condition that the invested capital of the branch of this subsidiary is at least equal to USD 25 million.

Other credit facilities

As at December 31, 2005, in addition to trade finance facilities, the Company had been granted credit facilities amounting to USD 28.6 million or EUR 24.2 million (2004: USD 38 million or EUR 28 million). At that date these facilities were utilised as follows:

	2005	2004
Debts to credit institutions and finance lease (see note 18)	$22.5	$19.7
Working capital facility	0.2	—
Excise and other guarantees	1.7	0.5
	$24.4	$20.2

These loans and guarantees were secured by guarantees and pledges of certain current assets and mandates to mortgage the refinery.

25 Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain subsidiaries, which the Company disputes. Although the outcome of

25 Off-balance sheet commitments (Continued)

these disputes cannot be predicted with any certainty, management believes, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the Company amounted to approximately USD 8.5m or EUR 7.2 million (2004: USD 25.5 million or EUR 18.7 million), mainly in favour of tax and excise authorities.

In addition to the security disclosed in Notes 10 and 18, the Company has provided security over the credit facilities extended to one of its subsidiaries for an amount of approximately USD 13.1 million or EUR 11.1 million (2004: USD 15.1 million or EUR 11.1 million) for the construction of a total isomerisation unit. In 2004, the Company also gave a guarantee to the main contractor for the construction of this unit which was cancelled in 2005.

Other commitments

Following a tender from Russian oil producer TNK-BP, in late 2005 the Company entered into a term supply contract for the purchase from TNK-BP of up to four cargoes of "Urals" crude oil per month, the actual number being decided by the seller, for the whole of 2006. The price to be paid is based on the monthly average market price at the moment of shipment. The average size of each "Urals" cargo is expected to be around 100,000 metric tons each.

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. In the event the Company is sold by its shareholders (which occurred on May 31, 2006), the retention bonus is paid three months later (August 31, 2006). If all conditions of the Plan are met, the total amount to be paid is estimated at USD 2.6 million.

Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2005	2004
Less than one year	$0.4	$0.3
Between one and five years	1.5	1.2
More than five years	0.9	0.1
	$2.8	$1.6

In addition, the Company has a long-term obligations in respect of the long-term lease of land on which the Antwerp refinery is built, amounting to USD 29.1 million or EUR 24.7 million (2004: USD 34.5 million, or EUR 25.3 million) up to the year 2047 (USD 0.8 million or EUR 0.6 million per annum). The Company is obliged to return the land in its original condition.

The Company leases a number of storage facilities and tank stations under operating leases. The leases run for a period of 5 to 16 years, with in most cases an option to renew the lease at the end. Lease payments are increased every five years to reflect market rentals. None of the leases includes contingent rentals.

The Company leases storage facilities for a maximum period of 7 months after December 31, 2005 (2004: ditto). Lease payments are dependent on the volume stored and processed.

During the year ended December 31, 2005, USD 1.2 million was recognised as an expense in the income statement in respect of operating leases (2004: USD 1.4 million).

25 Off-balance sheet commitments (Continued)

CO2 emission rights

The Company received CO2 emission rights for the years 2005 until 2007. As at December 31, 2005, 37% of these rights have been used. No provision has been formed as at December 31, 2005, since it will not become apparent until December 31, 2007 whether the Company will have used more rights than it has been awarded.

26 Subsidiaries

	Country of incorporation	Ownership interest 2005	Ownership interest 2004
		%	%
European Petroleum Corporation (EPC) B.V.	Netherlands	100	100
European Petroleum Trading (EPT) B.V.	Netherlands	100	100
Petrotrade B.V.	Netherlands	100	—
Belgian Refining Corporation N.V.	Belgium	100	100
Petrobel N.V.	Belgium	100	100
EP Plant N.V.	Belgium	100	100
Antol N.V.	Belgium	100	—
Jely BVBA	Belgium	100	—
EP Services S.A.	Switzerland	—	100
Petrotrade, Inc.	Cayman Islands	—	100
Petrotrade N.V.	Netherlands Antilles	100	100

European Petroleum Trading (EPT) B.V. was called European Petroleum Finance (EPF) B.V. until April 20, 2004. Petrotrade B.V. has a branch in Geneva, Switzerland. See Note 6 for details of the acquisition of Jely BVBA and Antol N.V. For details regarding EP Services and Petrotrade Inc., see Note 27.

27 Related parties

Identity of related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

Company restructuring

In December 2004, the parent company at that time, National Petroleum Limited, Hamilton, Bermuda ("NPL"), transferred its shareholding in the Company to SHL. NPL and SHL were at that time ultimately controlled by Mr. Bruce Rappaport. Also in December 2004, loans granted by NPL were assumed by SHL. In 2005, SHL became controlled by The Rappaport Family Trust, Hamilton, Bermuda.

On July 20, 2005, a new Dutch company Petrotrade B.V., was incorporated and a branch registered in Geneva, Switzerland, to carry out the Company's supply and trading activities as from November 1, 2005.

Petrotrade Inc. ("PINC") ceased its supply and trading activities for the Company on October 31, 2005 and was sold to SHL, the Company's shareholder as at December 31, 2005. EP Services S.A., which had previously carried out administrative services for the Company, ceased these activities on October 31, 2005 and was sold to a third party as of December 31, 2005. Both companies were sold at net asset value. The amount due to the Company for the sale of PINC (USD 265.2 million) is included in accounts receivable in the amounts due from the shareholder and is set off against amounts

27 Related parties (Continued)

advanced by PINC to EPH during the year ended December 31, 2005 of USD 259.0 million in respect of dividends to be declared, which leaves a net balance of USD 6.2 million, which was paid in February 2006. The amount receivable for the sale of EP Services S.A. (USD 0.4 million) is included in other accounts receivable and was received in cash after year-end.

The results of the operations for the year 2005 for both companies are fully consolidated. As a consequence of the sale of the companies at December 31, 2005, their assets and liabilities at that date are not included in the consolidated balance sheet.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	2005	2004
Short-term employee benefits	$1.9	$1.5
Post-employment benefits	0.1	0.1
	$2.0	$1.6

Total remuneration is included in personnel expenses.

Other related party transactions

	2005	2004
Transactions		
Sales to West Indies Oil Corporation	$ 79.3	$26.5
Purchase of services from Petrotrade SAM	$ (2.0)	$(2.5)
Sale of Petrotrade Inc. to SHL	$265.2	$ —
Repayment of loan from NPL	$ 43.3	$ —
Interest expense on loan to NPL	$ 0.3	$ 1.3

	December 31, 2005	December 31, 2004
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$6.2	$ —
Advance due from SHL	$2.0	$ 1.0
Amount due to Petrotrade SAM	$—	$(0.3)
Amount due to NPL	$—	$(0.4)
Shareholder's loan payable to NPL	$—	$39.5

West Indies Oil Corporation is controlled by NPL and Petrotrade SAM is controlled by Mr. Bruce Rappaport.

Equity Trust (Curaçao) N.V. is a director of the Company and also renders administrative and secretarial services to the Company.

28 Number of employees

During the year, the average number of employees in the Company, converted into full-time equivalents, amounted to 221 (2004: 229).

28 Number of employees (Continued)

This staff group (average number of people) can be divided into the following staff categories:

	2005	2004
Selling	7	6
Management and administration	36	37
Refining	73	73
Maintenance	25	28
Technical services and safety	21	22
Blending and dispatch	59	63
	221	229

29 Subsequent events

There have been no material events between December 31, 2005 and the date of issuance of these financial statements that would require adjustment or disclosure in these financial statements, other than those listed below

On May 31, 2006, the Company's shares were sold by SHL to Petroplus Antwerpen II B.V., a subsidiary of RIVR Acquisition B.V., a private limited liability company. In 2006, in connection with the sale of the Company, certain employees were promised a bonus upon completion of the signing of the Sale and Purchase Agreement. In June 2006, an amount of USD 8.1 million was paid to these employees. This will be recorded as an expense in the Company's 2006 financial statements. It is expected that the Geneva office will be closed down in connection with the sale of the Company.

Schedule I

Reconciliation of the balance sheet

	Notes	Dutch GAAP	Jan. 1, 2004 Effect of transition to IFRS	IFRS	Dutch GAAP	Dec. 31, 2005 Effect of transition to IFRS	IFRS
Assets							
Intangible assets	a, c, d	$ 0.2	$ 2.9	$ 3.1	$ 3.9	$ 4.2	$ 8.1
Property, plant and equipment	a, b	134.3	(0.6)	133.7	151.0	(1.9)	149.1
Deferred tax assets	e	—	—	—	—	5.0	5.0
Total non-current assets		134.5	2.3	136.8	154.9	7.3	162.2
Inventories	b, f, g	145.1	(6.5)	138.6	306.2	(24.5)	281.7
Trade creditors and other receivables	e	81.9	—	81.9	143.8	(5.0)	138.8
Securities		0.2	—	0.2	0.2	—	0.2
Company income tax	f	—	—	—	—	0.4	0.4
Derivative financial instruments	g, h	—	6.4	6.4	—	2.4	2.4
Cash and short-term deposits	g	24.2	5.6	29.8	71.5	16.9	88.4
Total current assets		251.4	5.5	256.9	521.7	(9.8)	511.9
Total assets		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1
Liabilities and Shareholders' equity							
Interest-bearing loans and borrowings	d, j	$ 49.4	$(43.3)	$ 6.1	$ 13.8	$ 0.3	$ 14.1
Employee benefits	k	5.0	4.6	9.6	10.4	(0.4)	10.0
Deferred tax liabilities		—	—	—	0.4	—	0.4
Investment grants		2.1	—	2.1	4.4	—	4.4
Provisions	m	4.6	21.0	25.6	19.9	—	19.9
Total non-current liabilities		61.1	(17.7)	43.4	48.9	(0.1)	48.8
Short term borrowins		51.9	—	51.9	112.5	—	112.5
Interest-bearing loans and borrowings	d, j	9.4	43.3	52.7	10.1	0.1	10.2
Trade creditors and other payables	d	154.8	—	154.8	301.9	(0.6)	301.3
Company income tax		0.2	—	0.2	0.2	(0.2)	—
Derivative financial instruments	g	—	3.9	3.9	—	2.4	2.4
Total current liabilities		216.3	47.2	263.5	424.7	1.7	426.4
Equity							
Equity attributable to shareholders' of the parent	i, n	108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total equity		108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total liabilities and shareholders' equity		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1

Notes to the reconciliation of the balance sheet

(a) Under Dutch GAAP, software (incl. software under development) was classified as property, plant and equipment, whereas under IFRS this is presented as intangibles. The effect is to decrease Property plant and equipment and to increase Intangible assets by USD 3.0 million at January 1, 2004 and by USD 4.3 million at December 31, 2005.

(b) Under Dutch GAAP, spare parts were recognised as inventories. Under IFRS, they are classified as property plant and equipment under construction and prepaid. The effect is to increase Property plant and equipment and to decrease Inventories by USD 2.4 million at January 1, 2004 and by USD 2.4 million at December 31, 2005.

(c) Under Dutch GAAP, share issue costs of subsidiaries were recognised as intangibles. Since these costs were not related to equity increases of the Company, under IFRS they are expensed when incurred. An amount of USD 0.1 million was written down from Intangible assets and charged to Retained earnings at January 1, 2004. In 2005, an amount of USD 0.1 million was credited to Depreciation and amortisation and charged to Retained earnings.

(d) Under Dutch GAAP, the cost of acquisitions was determined using the nominal value of the consideration payable. Under IFRS, the future amounts payable are discounted, which resulted in a reduction of Goodwill and non-current Interest bearing loans of USD 0.2 million at December 31, 2005. Under Dutch GAAP, the future amounts payable of USD 0.6 million were classified as Trade and other payables, whereas they are classified as Interest bearing liabilities under IFRS (USD 0.5 million non-current and USD 0.1 million current). Under previous GAAP, goodwill was amortised, which is discontinued under IFRS. The effect is to increase Goodwill at December 31, 2005 and to reduce Depreciation and amortisation expense by USD 0.1 million in 2005.

(e) Under Dutch GAAP, deferred tax assets were recognised as Receivables under current assets. Under IFRS, they are classified as non-current assets. The effect is to increase Deferred tax assets and to decrease Receivables by USD 5.0 million at December 31, 2005.

(f) Under Dutch GAAP, inventories were measured at market value. Under IFRS, the Company has adopted a policy that measures cost on the basis of a first-in first-out ("FIFO") formula. The effect is to decrease Inventories by USD 2.2 million at January 1, 2004 and by USD 4.9 million at December 31, 2005 and to decrease Materials cost by USD 2.7 million for the year ended December 31, 2005. This adjustment to Materials cost impacted tax expense with a decrease of USD 0.6 million.

(g) Under Dutch GAAP, cash margin balances with futures exchanges were considered to be part of the Company's economic inventory position and classified as inventory, whereas under IFRS these are classified as cash and cash equivalents. Open futures and swap contracts were classified as inventory under previous GAAP, whereas they are classified as derivative financial instruments under IFRS.

At January 1, 2004, the effect is to decrease Inventories by USD 1.9 million and to increase Cash and cash equivalents by USD 5.6 million, and Derivative financial instruments by USD 0.2 million (assets) and USD 3.9 million (liabilities). At December 31, 2005, the effect is to decrease Inventories by USD 17.2 million and to increase Cash and cash equivalents by USD 16.9 million, and to increase Derivative financial instruments by USD 2.4 million (assets) and USD 2.1 million (liabilities).

(h) Under Dutch GAAP, unrealised gains and losses relating to forward exchange contracts were not recognised in the balance sheet under its previous GAAP hedging policy. Under IFRS, the Company has decided not to apply hedge accounting, and therefore all unrealised gains and losses at balance sheet date relating to forward exchange contracts are recognised in the balance sheet.

The measurement of these derivatives at fair value has increased Derivative financial instruments (assets) by USD 6.2 million at January 1, 2004. As at December 31, 2005, Derivative financial instruments (liabilities) increased by USD 0.3 million, and materials cost increased by USD 3.7 million.

(i) The balance of translation differences at the date of transition to IFRS of USD 16.7 million was charged to Retained earnings.

(j) Under Dutch GAAP, a shareholder loan of USD 43.3 million was classified as non-current as at December 31, 2003 because it was expected that the loan would be renewed in 2004. Under IFRS, this loan is classified as a current liability, since the Company does not have the unconditional right to defer settlement for at least 12 months after the balance sheet date.

(k) Under Dutch GAAP, certain pension obligations were recognised in accordance with local laws and regulations, whereby in 2005 a change in accounting principle was adopted. Under IFRS, these pension obligations are accounted for in accordance with IAS 19. In accordance with IFRS 1, the cumulative actuarial gains and losses existing at January 1, 2004 amounting to USD 4.6 million have been recognised for all defined benefit plans.

The effect is to increase Liabilities for employee benefits by USD 4.6 million at January 1, 2004 and by USD 4.8 million. As at December 31, 2005, Liabilities for employee benefits decreased by USD 0.4 million, Translation reserve increased by USD 0.7 million at December 31, 2005, Retained earnings decreased by USD 0.6 million and Personnel expenses decreased by USD 0.3 million for the year ended December 31, 2005.

(l) A deferred tax asset was not recognised on these timing differences, as there was insufficient evidence as at January 1, 2004 that future taxable profits would be available against which these differences could be utilised.

(m) Under Dutch GAAP, no provision was formed for the environmental remediation programs as at 31 December 2003 since no reliable estimate could be made. An expert was hired in 2005, whose report was the basis for forming a provision in the 2005 Dutch GAAP financial statements. Under IFRS, this report is used to determine the environmental remediation provision as at 1 January 2004. The effect is to increase provisions by USD 21.0 million and to decrease retained earnings by USD 21.0 million.

(n) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004	December 31, 2005
Share issue costs	c	$ (0.1)	$ —
Amortisation goodwill	d		0.1
Inventories	f	(2.2)	(4.9)
Corporate income tax	f	—	0.6
Derivative financial instruments	h	6.2	(0.3)
Environmental remediation	m	(21.0)	—
Employee benefits	k	(4.6)	0.4
Change in equity		$(21.7)	$(4.1)

Reconciliation of the income statement for 2005

	Notes	Dutch GAAP	2005 Effect of transition to IFRS	IFRS
Revenue	u	$2,571.9	$(304.5)	$2,267.4
Materials cost (previous GAAP: Cost of sales)	f, h, o,p,q,t,u	2,400.8	(361.0)	2,039.8
Personnel expenses	k, p	—	28.9	28.9
Selling and distribution expenses	f, h, o,p,q,r,t	4.2	(4.2)	—
Operating expenses	o,p,r	—	32.5	32.5
Depreciation and amortisation	c, d, q	14.7	(0.5)	14.2
Other administrative expenses	o,p,r	5.1	—	5.1
Exceptional expenses	s	20.7	(20.7)	—
Operating income		126.4	20.5	146.9
Financial income		0.9	—	0.9
Financial expense		(3.2)	—	(3.2)
Foreign exchange gain/(loss)	t	—	(5.7)	(5.7)
Net income before tax		124.1	14.8	138.9
Income tax expense	f	4.1	0.6	4.7
Net income		$ 128.2	$ 15.4	$ 143.6

Notes to the reconciliation of the income statement for 2005

The transition to IFRS can be explained as follows:

(o) Under Dutch GAAP, refining expenses were included in materials cost. Under IFRS, refining expenses are part of operating expenses in the income statement. In 2005, an amount of USD 33.8 million is reclassified as a result.

(p) Under Dutch GAAP, personnel expenses were included in materials cost and other administrative expenses. Under IFRS, personnel expenses are classified separately in the income statement. In 2005, USD 22.2 million is reclassified from materials cost, an amount of USD 1.6 million from selling and distribution expenses and an amount of USD 6.7 million from other administrative expenses

(q) Under Dutch GAAP, the amortisation of investment grants received was included in materials cost, whereas under IFRS, this amount is classified as a deduction of Depreciation and amortisation. In 2005, an amount of USD 0.3 million is reclassified.

(r) Under Dutch GAAP, selling and distribution expenses were shown separately, whereas they are included in other administrative expenses under IFRS. In 2005 an amount of USD 4.2 million is reclassified as a result.

(s) Under Dutch GAAP, exceptional expenses of USD 20.7 million recorded in 2005 relate to the forming of a provision for environmental remediation expenses. As set out in (m), under IFRS this provision is formed as at 1 January 2004. Accordingly, the expense in the 2005 Dutch GAAP income statement is eliminated.

(t) Under Dutch GAAP, foreign exchange gains and losses were included in materials cost, whereas they are now shown separately as financial income and expense. In 2005, an amount of USD 5.7 million is reclassified as a result.

(u) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 304.5 million and decrease materials cost by USD 304.5 million for the year ended December 31, 2005.

Explanation of material adjustments to the cash flow statement for 2005

A declared dividend was shown as investing activities in the 2005 cash flow statement under Dutch GAAP, whereas this was eliminated for IFRS purposes. Furthermore, in 2005, under Dutch GAAP, the acquisition of a subsidiary was not shown on the line item acquisition of subsidiary, but the assets and liabilities acquired were shown as part of the cash from operating activities. This was adjusted in the IFRS cash flow statement.

There are no other material differences between the cash flow statements presented under previous GAAP and the cash flow statements presented under IFRS.

Willemstad, Curaçao, Netherlands Antilles, August 30, 2006

The Board of Directors:

B. Jones
K. Ovelmen
Equity Trust (Curaçao) N.V.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financials Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-147

Consolidated Balance Sheets as of December 31, 2004 and 2003 . . . . F-148

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003 . . . . F-149

Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 . . . . . . F-150

Notes to the Consolidated Financial Statements F-151

KPMG

Auditors' Report

In our opinion, the Dutch GAAP consolidated financial statements of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles, for the year 2004 and the comparative data for the year 2003, as included on pages F-148 to F-162 of this offering circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified auditors' report on these financial statements on 26 April 2005.

For a better understanding of the company's financial position and results and of the scope of our audit, the consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' report thereon.

Amstelveen, 6 October 2006

KPMG ACCOUNTANTS N.V.

G.-P. den Hollander RA

07-727

European Petroleum Holdings N.V.

Consolidated Balance Sheets as of December 31, 2004 and 2003

(In thousands of US dollars)
(before appropriation of result)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	1	$ 162	$ 207
Tangible fixed assets	2	160,350	134,300
		160,512	134,507
Current assets			
Inventories	3	120,487	145,103*
Accounts receivable	4	94,743	81,909
Securities	5	246	228
Cash at banks and in hand	6	45,429	24,180
		260,905	251,420
Current liabilities	7	192,697	216,315
Net current assets		68,208	35,105
Total assets less current liabilities		$228,720	$169,612
Represented by:			
Long-term debt			
Shareholder's loan	8	$ —	$ 43,337
Other long-term debt	9	17,494	6,092
		17,494	49,429
Provisions	10	11,112	9,625
Investment grants	11	2,001	2,063
Group equity			
Shareholders' equity	12	198,113	108,495*
		$228,720	$169,612

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	Notes	2004	2003
Net sales	13	$ 1,897,881	$ 1,419,112
Cost of sales		(1,789,121)	(1,349,135)*
Gross profit		108,760	69,977
Costs and expenses			
Selling and distribution		(3,914)	(4,134)
Depreciation and amortisation		(15,201)	(12,796)
Other general and administrative		(5,303)	(9,220)
Total operating expenses		(24,418)	(26,150)
Net margin on turnover		84,342	43,827
Other operating income	14	1,110	1,380
		85,452	45,207
Interest			
Interest income		331	457
Interest expense		(1,940)	(1,551)
		(1,609)	(1,094)
Result before taxation		83,843	44,113
Taxation on result	15	(1,699)	(1,619)
Net result after tax		$ 82,144	$ 42,494

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Cash Flow Statement for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
Net result after tax	$ 82,144	$ 42,494*
Depreciation and amortisation of fixed assets	15,201	12,796
	97,345	55,290
Movement in investments grants	(62)	2,063
Movement in provisions	1,487	9,625
Movement in working capital (excluding cash at banks and in hand)	(11,854)	1,752*
	(10,429)	13,440
Cash flow from operations	86,916	68,730
Investments (balance) in:		
• Intangible fixed assets	—	(216)
• Tangible fixed assets	(29,277)	(123,830)
Cash flow from investment activities	(29,277)	(124,046)
Increase of share capital	—	48,955
(Increase)/decrease of long-term debt	(31,935)	36,254
	(31,935)	85,209
Movement in cash at banks and in hand	25,704	29,893
Cash at banks and in hand at beginning of the year	24,180	230
Translation differences	(4,455)	(5,943)
Cash banks and in hand at end of year	$ 45,429	$ 24,180

* Adjusted for comparison purposes.

General

Relationship with parent company and principal activities

The Company is a limited liability company in the Netherlands Antilles ('naamloze vennootschap' or 'N.V.'), where 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda.

The Company is a holding and finance company; the principal activities of the group consist of oil refining, trading and distribution.

Group re-organisation

In May 2003, National Petroleum Limited contributed its main refining and trading subsidiaries operating in North West Europe to the Company in exchange for new shares in the Company. The basis for the contribution was the net asset value on 1 January 2003.

In December 2003, all related party loans to group companies were replaced by one loan from National Petroleum Limited to the Company.

In December 2004, ownership of the Company was transferred to Sovereign Holding Limited.

Change in accounting principles

As from 1 January 2004, part of inventories held for refining, formerly valued at the lower of cost or market value, is valued at net realisable value. This change in valuation method has been carried through, based on accounting principles as included in the Netherlands Civil Code and in the guidelines for annual reporting as published under the auspices of the Council for Annual Reporting. This change resulted in an increase in the value of inventories as per 1 January 2004 amounting to approximately USD 16.2 million and is reflected in shareholders' equity as per that date. There are no corporate income tax consequences. Where applicable, the 2003 comparative figures have been adjusted accordingly.

Comparative figures

Certain figures for 2003 have been reclassified to enable comparison with 2004.

The 2003 comparative figures are stated as if the actual structure of the group was effective as from 1 January 2003.

Company financial statements

The financial results of European Petroleum Holdings N.V. are included in the consolidated financial statements. For this reason the profit and loss account of European Petroleum Holdings N.V. exclusively states the share in the result after taxation of companies in which participating interests are held and the general result after taxation.

Consolidation principles

The consolidated financial statements include the financial data of European Petroleum Holdings N.V. and its group companies. Group companies are these entities in which European Petroleum Holdings N.V. has a direct or indirect controlling interest.

Intercompany debts, receivables and transactions, as well as profits made within the group, are eliminated in the consolidated financial statements. The group companies are consolidated in full. There are no minority interests.

For a summary of the consolidated group companies, see note 16 to the company financial statements under 'Financial fixed assets'.

Principles for the valuation of assets and liabilities and the determination of the result

General

The principles adopted for the valuation of assets and liabilities and determination of the result are based on the historical cost convention.

Insofar as not stated otherwise, assets and liabilities are shown at nominal value.

The income and expenses are accounted for in the period to which they relate.

Principles for the translation of foreign currencies

The reporting currency in the financial statements of European Petroleum Holdings N.V. is the US dollar (USD).

The costs and income arising from transactions in foreign currencies and non-monetary balance sheet items or monetary receivables and debts are translated at the exchange rate applicable on the transaction date or balance sheet date respectively.

Exchange rate differences are added or charged to the profit and loss account as financial income or expenditure respectively.

The group companies and participating interests abroad qualify as foreign units. Foreign currency balance sheet items of foreign units are all translated at the exchange rate applicable on balance sheet date. Foreign currency profit and loss account items of foreign units are translated at the exchange rate applicable on transaction date. If this spot rate is not available, the average rate over the reporting period is used. Exchange differences resulting from the conversion of foreign units (including group loans to foreign units) are added or charged directly to the shareholders' equity of European Petroleum Holdings N.V.

The group uses forward sales of US dollars to hedge some of its exposure to foreign exchange risk on projected forward costs contracted for in other currencies. The group does not engage in currency trading. Forward sales are measured at fair value which is based on their quoted market price at the balance sheet date. Realised gains and losses are recognised to income at the same time as the underlying costs hedged. If the underlying foreign costs hedged are no longer expected to take place, the unrealised gain or loss will be recognised to income.

Intangible fixed assets

Share issue costs

Share issue costs are valued at cost. The capitalised costs are amortised in five years according to the straight-line method.

A statutory reserve is formed for the capitalised share issue costs that have not yet been written down.

Licenses

Licenses are valued at actual cost.

The capitalised amount is amortised according to the straight-line method during the ten-year contract period.

Tangible fixed assets

Land and buildings, machinery and equipment and other fixed operating assets are stated at cost of acquisition or manufacture, less accumulated depreciation.

The cost of the assets manufactured by the Company in-house comprises the direct costs of manufacture, surcharges for indirect production costs and interest paid to third parties during the period of construction or manufacture.

Depreciation is calculated as a percentage of the purchase price according to the straight-line method on the basis of useful life. Land and tangible fixed operating assets under constuction and prepayments of tangible fixed assets are not written down.

The following rates of depreciation are applied:

Buildings	2.5-5%
Machinery and equipment	5-25%
Other fixed operating assets	5-33%

Maintenance expenditure is exclusively capitalised where this extends the useful life of the asset. In addition, part of the interest on debt over the period of manufacture is attributed to the cost of manufacture.

Impairment or disposal of fixed assets

The Company states intangible, tangible and financial fixed assets in accordance with accounting principles generally accepted for financial reporting in the Netherlands. Pursuant to these principles, long-lived assets should be assessed on impairment in the case of changes of circumstances arising that lead to the suspicion that the book value of the asset will not be recovered. The recoverability of assets in use is determined by comparing the book value of an asset with the discounted future net cash flow that the asset is expected to generate. If the book value of an asset exceeds the estimated future cash flow, an amount for impairment is charged to the result equal to the difference between the book value and the fair value of the asset. Assets for sale are stated at book value or lower market value, less selling costs.

Inventories

The group protects the value of some of its crude oil and products inventories through forward sales of physical oil at fixed prices, sales of energy futures contracts, SWAP contracts and sales of traded cargo contracts for cude oil and oil products. The group values its crude oil and product inventories and the financial instruments used to hedge the value of inventories at market value so as to accurately reflect the economic effect of its crude and product hedging programmes. Cash margins and unrealised gains and losses on open contracts, valued at market price, are included in inventories at year-end.

Refinery raw materials are stated at cost.

Where necessary, inventories are stated after deduction of a provision for obsolescence.

Accounts receivable

Accounts receivable are stated at nominal value less bad-debt provisions, if any.

Securities

The securities are valued at the lower of cost or market value.

Provisions

The past-service obligations in respect of the defined benefit pension scheme are arranged through third parties and are calculated on the basis of information received from the relevant insurance company.

The obligations in respect of an early retirement scheme for certain employees are calculated on basis of actuarial calculations and an interest rate of 4%.

In addition, provisions have been set-up concerning the estimated costs for pending claims.

Investment grants

Government grants received related to tangible fixed assets investments, are amortised over the life of the asset to which they relate.

Revenue accounting

The Company recognises all contractual sales of oil, for physical delivery and fees charged to customers for related services as sales revenue. Net profits or losses from futures and SWAP contracts are included in cost of sales.

Net turnover comprises the proceeds from the sale and delivery of goods and services after deducting discounts and bonuses as well as taxes and excise duties on sales.

Dispatch and transport costs charged to clients are recognised as turnover. Income from services is recognised as turnover as the service is provided.

Taxes on income

Taxation on income comprises taxes payable in the short term, taking account of tax rulings, tax facilities, non-deductible costs and other differences in the income for tax purposes.

The tax provision is reduced to the extent that tax rebates can be obtained by carrying back the current year's losses against previous years' taxable profits. No provision for taxes is made on taxable income which can be set off against tax losses from previous years.

Consolidated cash flow statement

The consolidated cash flow statement has been prepared using the indirect method.

Cash flows from financial derivatives that are stated as market value hedges or cash flow hedges are attributed to the same category as the cash flows from the hedged balance sheet items. Cash flows from financial derivatives to which hedge accounting is no longer applied, are categorised in accordance with the nature of the instrument as from the date on which the hedge accounting is ended.

The use of estimates

During the preparation of the financial statements, the management must, in accordance with the general prevailing principles, make certain estimates and assumptions that co-determine the stated amounts. The actual results may deviate from these estimates.

Financial instruments

Classification

Trading instruments are those that the group principally holds for the purpose of hedging price exposure on inventories. These comprise futures contracts and SWAP contracts. All trading derivatives in a net receivable position (positive fair value) are reported as additions to inventory. All trading derivatives in a net payable position (negative fair value) are reported as reductions to inventory.

Recognition

The group recognises financial assets and financial liabilities held for trading on the date it commits to purchase or sell short the instruments. From this date any gains and losses arising from changes in fair value of the assets or liabilities are recognised.

Measurement

Financial instruments are measured initially at cost including transaction costs. For financial assets acquired, cost is the fair value of the consideration given, while for financial liabilities, cost is the fair value of consideration received.

Subsequent to initial recognition, all trading instruments are measured at fair value.

Specific instruments

Futures and SWAP contracts

The fair value of open positions in futures contracts are calculated on reported market prices of the underlying contract variables. Realised and unrealised gains and losses are included in cost of sales in the profit and loss account.

Open futures contracts are considered effectively closed and derecognised when the number of contracts bought long and sold short on the same exchange offset each other and as such, only the cost/proceeds associated with the net position is reflected in these financial statements.

SWAPS are agreements between the group and third parties that allow the group to acquire an exposure to the price movement of commodities without actually purchasing or selling the commodity.

Open SWAP agreements are carried at the net amount due to/from the SWAP agreement, including unrealised gains and losses on the SWAPS, and are recorded as inventories in the balance sheet. Realised gains and losses are recorded as cost of sales in the profit and loss account.

1 Intangible fixed assets

The movements of the intangible fixed assets can be shown as follows:

	Share issue costs	Licenses	Total
Balance as at 1 January:			
• Acquisition cost	$ 93	$ 858	$ 951
• Accumulated amortisation and downward value adjustments	(38)	(706)	(744)
• Book value	$ 55	$ 152	$ 207
Changes in book value:			
• Amortisation	$ (13)	$ (41)	$ (54)
• Exchange differences	2	7	9
• Balance	$ (11)	$ (34)	$ (45)
Balance as at 31 December:			
• Acquisition cost	$100	$ 925	$1,025
• Accumulated amortisation and downward value adjustment	(56)	(807)	(863)
• Book value	$ 44	$ 118	$ 162

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2004 and 2003

2 Tangible fixed assets

The movements of the tangible fixed assets are as follows:

	Land and buildings	Machinery and equipment	Software	Other fixed operating assets	Assets under construction and prepayments	Total
Balance as at 1 January:						
• Acquisition cost/cost of manufacture	$ 10,821	$ 301,573	$ 4,032	$ 4,512	$ 35,025	$ 355,963
• Accumulated depreciation and downward value adjustment	(9,067)	(206,812)	(2,038)	(3,746)	—	(221,663)
• Book value	$ 1,754	$ 94,761	$ 1,994	$ 766	$ 35,025	$ 134,300
Changes in book value:						
• Investments	$ 182	$ 48	$ 109	$ 33	$ 28,997	$ 29,369
• Transfers	3	29,249	1,395	(101)	(30,543)	3
• Disposals	—	(50)	(24)	(13)	(8)	(95)
• Depreciation	(205)	(13,983)	(771)	(188)	—	(15,147)
• Exchange differences	136	8,910	231	35	2,608	11,920
• Balance	$ 116	$ 24,174	$ 940	$ (234)	$ 1,054	$ 26,050
Balance as at 31 December:						
• Acquisition cost/cost of manufacture	$ 11,873	$ 357,424	$ 5,980	$ 4,283	$ 36,079	$ 415,639
• Accumulated depreciation and downward value adjustment	(10,003)	(238,489)	(3,046)	(3,751)	—	(255,289)
• Book value	$ 1,870	$ 118,935	$ 2,934	$ 532	$ 36,079	$ 160,350

3 Inventories

	2004	2003
Inventories of crude oil and products inventories	$114,335	$140,017
Refinery raw materials	6,152	5,086
	$120,487	$145,103

Crude oil and products inventories were pledged in favour of credit institutions.

The group had the following open commitments relating to purchases and sales of oil at 31 December 2004:

• Purchases

	2004
Purchases of oil not yet delivered for which the price has been fixed	$ 4,445
Future contracts—long positions	63,002
SWAP contracts	13,748
	$81,195

• Sales

	2004
Sales of oil not yet delivered for which the price has been fixed	$ 10,436
Future contracts—short positions	108,388
SWAP contracts	24,500
	$143,324

3 Inventories (Continued)

The group uses futures contracts quoted on the Nymex and the IPE both for trading and for hedging its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract value are settled daily. Futures contracts have little credit risk because the counterparties are futures exchanges.

4 Accounts receivable

	2004	2003
Accounts receivable from trade debtors	$91,992	$75,526
Other receivables	1,131	4,831
Prepayments and accrued income	1,620	1,552
	$94,743	$81,909

Substantially all accounts receivable from trade debtors have been pledged as collateral for liabilities to credit institutions.

5 Securities

	2004	2003
Zero-coupon bonds	$246	$228

The zero-coupon bonds are held to cover a payment due to a former employee upon reaching retirement age.

6 Cash at banks and in hand

Cash balances amount to USD 45.4 million (2003: USD 24.2 million) and include short-term deposits USD 5.6 million (2003: USD 13.6 million). Most of these balances were pledged to banks as collateral for letters of credit, guarantees or loans. These funds are payable on demand to the extent that the Company respects its collateral and equity commitments to its bankers.

7 Current liabilities

	2004	2003
Bank overdrafts	$ —	$ 51,856
Current portion of long-term debt	5,414	9,435
Trade creditors	117,490	129,727
Affiliates	39,854	—
Taxes and social security contributions	21,448	12,181
Other payables and accrued expenses	8,491	13,116
	$192,697	$216,315

8 Shareholder's loan

The loan from the former shareholder, National Petroleum Limited, was granted for an initial period of one year, commencing in November/December 2003, with an interest rate of USD LIBOR plus 1.375% per annum. The outstanding balance on this loan amounting to USD 39.5 million at 31 December 2004 has been classified as current liability as it is anticipated that a major part of this loan will be repaid in 2005.

9 Other long-term debt

	2004	2003
Debts to credit institutions	$15,842	$3,592
Debt to Electrabel	1,282	2,157
Other	370	343
	$17,494	$6,092

Debts to credit institutions

	2004
Outstanding principal amount as at 31 December	19,667
Current portion as at 31 December	3,825
Long term as at 31 December	15,842

These are two terms loans in place to finance the construction of an isomerisation unit at the refinery. The full amount of these loans when drawn down will amount to EUR 20.5 million (USD 27.9 million). Both loans are repayable over 3 years in equal instalments commencing in June 2005. Interest is payable monthly.

10 Provisions

	Claims	Pensions	Total
Balance as at 1 January	$4,673	$4,952	$ 9,625
Changes:			
• Additions, charged to the result	214	1,288	1,502
• Paid during 2004	—	(981)	(981)
• Transfer	132	—	132
• Exchange differences	396	438	834
Balance as at 31 December	$5,415	$5,697	$11,112

Claims

The provision for claims relates mainly to a court case with the Belgian authorities regarding value-added and excise taxes.

Pensions

The provision for pensions relates mainly to the obligation in respect of an early retirement scheme for certain employees.

11 Investment grants

The changes in the investment grants can be specified as follows:

	2004
Balance as at 1 January	$2,063
Changes:	
• Released to income	(206)
• Exchange differences	144
Balance as at 31 December	$2,001

12 Shareholders' equity

For a detailed description of the shareholders' equity, we refer to note 19 in the company financial statements.

Financial instruments and associated risks

Market risk

Market risk is the risk that changes in commodity prices will make an instrument less valuable or more onerous. All trading and derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect net earnings.

Foreign exchange risk

As per 31 December 2004, the group had hedged some of its foreign exchange exposure for 2005, through the use forward foreign exchange contracts for almost every month in 2005. All the forward exchange contracts entered into as of 31 December 2004 qualify for cash flow hedge accounting and are accordingly recorded as described before in the section "Financial Instruments".

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the group policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

Short-term and long-term borrowings are subject to market related rates.

Fair values

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the group's positions in energy futures and SWAP contracts are based upon brokers' representative prices and are presented in note 3 under 'Open futures contracts' and 'Unrealised loss on petroleum SWAP contracts, net'. The outstanding notional amounts of the underlying contracts are likewise included in note 3 under open commitments: 'Futures contracts-long positions', 'Futures contracts-short positions' and 'SWAP contracts'. The fair value of inventories is disclosed in note 3.

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Short-term bank loans and commitments

The group has lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for SWAP counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the

12 Shareholders' equity (Continued)

majority of cash balances and deposits are pledged. Short-term bank loans bear interest at Libor-related rates.

Credit facilities

As at 31 December, in addition to trade finance facilities, group companies had been granted credit facilities amounting to EUR 28 million (USD 38.2 million).

At that date these facilities were utilised as follows:

	EUR 1,000	USD 1,000
Debts to credit institutions (see note 9)	14,439	19,667
Excise and other guarantees	361	492
	14,800	20,159

These loans and guarantees were secured by guarantees and pledges amounting to EUR 31.0 million (USD 42.2 million).

Letters of credit

As at 31 December 2004, the group had USD 165 million (2003: USD 115 million) worth of open letters of credit.

Forward exchange contracts

The group's commitment for the notional amount of forward exchange contracts outstanding at 31 December 2004 totals USD 25 million (2003: USD 57 million).

Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain group companies, which the Company disputes. Although the outcome of these disputes cannot be predicted with any certainty, management believes, partly on the basis of legal advice, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the group amounted to approximately USD 25.5 million (EUR 18.7 million), mainly in favour of tax and excise authorities.

Long-term financial liabilities

Long-term obligations in respect of long lease of land on which the Antwerp refinery is built, amount to USD 34.5 million (EUR 25.3 million) up to the year 2047.

Commitments

In addition to the commitments relating to inventories (see note 3) purchase and capital commitments at 31 December 2004 amount to approximately USD 8.0 million (EUR 5.9 million).

Off-balance sheet commitments (Continued)

Contingent liabilities

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation will be carried out in 2005, which will better define the boundaries of the contaminated spots.

There is currently no legal requirement to clean up this pollution before 2030. No provision has been made for potential soil remediation costs.

13 Net turnover

The net turnover can be specified as follows:

	2004	2003
Trading sales, including of products, refined by third parties	$ 305,183	$ 179,821
Sales of products, refined by BRC	1,592,698	1,239,291
	$1,897,881	$1,419,112

The net turnover per geographical area is:

	2004	2003
Europe	$1,451,758	$1,170,295
North America	300,323	161,435
Latin America, Caribbean	38,819	22,920
Africa, Middle East	106,981	64,462
	$1,897,881	$1,419,112

14 Other operating income

	2004	2003
Generated electricity delivered to Electrabel	$1,110	$ 911
Other	—	469
	$1,110	$1,380

Staff

During the financial year, the average number of employees in the group, converted into full-time equivalents, amounted to 229 (2003: 230).

This staff group (average number of people) can be divided into the following staff categories:

	2004	2003
Selling	12	10
Management and administration	39	41
Refining	73	73
Maintenance	35	36
Technical services and safety	37	37
Blending and dispatch	33	33
	229	230

Wages, salaries and social security charges

Cost of sales and operating expenses include:

	2004	2003
Salaries and wages	$16,414	$14,831
Contributions to social security institutes	7,768	7,335
Pension charges	1,489	1,110
	$25,671	$23,276

15 Taxation on result

The tax charge, as included in the profit and loss account for 2004, amounts to USD 1.7 million or approximately 2.0% of the result before taxation. The low effective tax rate is due to the fact that some subsidiaries have significant accumulated tax losses and one subsidiary has a special tax ruling.

Index to the Interim Condensed Consolidated Financial Statements

European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-164

Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005 .... F-165

Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-166

Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 .... F-167

Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 .... F-168

Notes to the Interim Condensed Consolidated Financial Statements F-169

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed consolidated financial statements for the six months ended June 30, 2006 and June 30, 2005 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). These interim condensed consolidated financial statements have been prepared for inclusion on pages F-165 to F-173 in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards IAS 34.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards IAS 34. Our responsibility is to express a conclusion on the interim condensed consolidated financial statements based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

European Petroleum Holdings N.V.

Interim Condensed Consolidated Income Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue		$1,526.7	$1,088.7
Materials costs		1,403.8	983.0
Personnel expenses		27.3	16.7
Operating expenses		15.1	10.6
Depreciation and amortisation		8.9	8.4
Other administrative expenses		4.6	2.2
Operating income		**67.0**	**67.8**
Financial income		0.6	0.4
Financial expense		(4.9)	(1.2)
Foreign currency exchange gain/(losses)		1.3	(0.4)
Net income before tax		**64.0**	**66.6**
Income tax (expense)/benefit	6	(7.3)	0.4
Net income		**$ 56.7**	**$ 67.0**

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Balance Sheets

At June 30, 2006 and as of December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Assets			
Intangible assets		$ 6.8	$ 8.1
Property, plant and equipment	2	164.7	149.1
Deferred tax assets		5.1	5.0
Total non-current assets		**176.6**	**162.2**
Inventories	3	316.3	281.7
Trade and other receivables		119.3	138.8
Securities		0.2	0.2
Corporate income tax		0.3	0.4
Derivative financial instruments	11	0.8	2.4
Cash and short-term deposits	4	26.6	88.4
Total current assets		**463.5**	**511.9**
Total assets		**$640.1**	**$674.1**
Liabilities and Shareholders' Equity			
Interest-bearing loans and borrowings	5	$ 20.4	$ 14.1
Employee benefits	8	9.8	10.0
Provisions	9	21.9	19.9
Investment grants		5.4	4.4
Deferred tax liabilities		0.4	0.4
Total non-current liabilities		**57.9**	**48.8**
Short-term borrowings		91.1	112.5
Interest-bearing loans and borrowings	5	2.9	10.2
Trade and other payables		212.4	301.3
Corporate income tax		7.1	—
Derivative financial instruments	11	5.5	2.4
Total current liabilities		**319.0**	**426.4**
Equity			
Equity attributable to shareholders' of the parent		263.2	198.9
Total equity		**263.2**	**198.9**
Total liabilities and shareholders' equity		**$640.1**	**$674.1**

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Cash flows from operating activities			
Net income		$ 56.7	$ 67.0
Adjustments for:			
Depreciation of property, plant and equipment		7.3	8.6
Amortisation of intangible assets		1.4	—
Amortisation of investment grants received		(0.2)	(0.1)
Addition to investment grants		0.8	—
Changes in provisions		(0.1)	4.4
Income taxes expense/(benefit)		7.3	(0.4)
Financial expense/(income)		4.3	0.8
Changes in working capital			
Increase in inventories		(33.9)	(44.6)
Decrease/(increase) in receivables		20.6	(48.6)
Increase/(decrease) in liabilities		1.8	(76.6)
Increase in derivative financial instruments	11	4.7	25.7
Interest paid		(4.3)	(0.8)
Income taxes paid		(0.1)	(0.5)
Net cash provided by/(used in) operating activities		66.3	(65.1)
Cash flows from investing activities			
Acquisition of property, plant and equipment	2	(12.4)	(13.1)
Disposal of property, plant and equipment	2	1.3	—
Disposal of intangible assets		0.4	—
Net cash used in investing activities		(10.7)	(13.1)
Cash flows from financing activities			
Loans obtained		1.3	8.2
(Decrease)/increase of short-term borrowings		(21.4)	51.4
Dividends paid	7	(98.0)	(3.5)
Net cash (used in)/provided by financing activities		(118.1)	56.1
Net increase in cash and short-term deposits		(62.5)	(22.1)
Cash and short-term deposits at January 1,		88.4	43.6
Effect of exchange rate fluctuations		0.7	(1.1)
Cash and short-term deposits at June 30,		$ 26.6	$ 20.4

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2005		$49.0	$0.4	$ 5.4	$116.9	$171.7
Translation differences				(10.7)		(10.7)
Net income recognised directly into equity		—	—	(10.7)	—	(10.7)
Result for the year					67.0	67.0
Total recognised income and expense for the period		—	—	—	67.0	67.0
Dividends paid to shareholders	7				(4.5)	(4.5)
Balance at June 30, 2005		$49.0	$0.4	$ (5.3)	$179.4	$223.5
Balance at January 1, 2006		$49.0	$0.3	$ (6.5)	$156.1	$198.9
Translation differences				7.6		7.6
Net income recognised directly into equity		—	—	7.6	—	7.6
Result for the year					56.7	56.7
Total recognised income and expense for the period		—	—	—	56.7	56.7
Dividends paid to shareholders	7				—	—
Balance at June 30, 2006		$49.0	$0.3	$ 1.1	$212.8	$263.2

See notes to interim condensed consolidated financial statements

1 Business and basis of preparation for the interim condensed consolidated financial statements

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

The interim consolidated financial statements of the Company for the six months ended June 30, 2006 and June 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

Basis of preparation

The interim condensed consolidated financial statements of EPH has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed consolidated financial statements of EPH have been prepared in accordance with International Financial Reporting Standards IAS 34, *Interim Financial Reporting*.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2005.

All amounts included in the interim consolidated financial statements and notes are presented in USD (also referred to as "$") and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The interim condensed consolidated financial statements was authorized for issuance by the Board of Directors on October 4, 2006.

2 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 12.4 million (2005: USD 13.1 million).

Asset with a net book value of USD 1.3 million were disposed of by the Company during the six months ended June 30, 2006 (2005: nil).

3 Inventories

The write-down of inventories to lower realizable value amounted to USD 0.4 million for the six months ended June 30, 2006 (2005: USD 0.1 million).

4 Cash and short-term deposits

For the purposes of the interim consolidated cash flow statement, cash and short-term deposits for the six months ended June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006	December 31, 2005
Bank balances	$10.1	$14.7
Call deposits	6.8	56.8
Cash margins with futures exchanges	9.7	16.9
	$26.6	$88.4

Of the total amount included in cash and short term deposits at June 30, 2006 approximately USD 4.0 million was pledged due to various borrowing agreements (2005: USD 11.2 million).

5 Interest bearing loans and borrowings

During the six months ended June 30, 2006 the trade finance facilities were increased by USD 120 million, four out of five became committed until end of November 2006 with payment of upfront commitment fees. This also resulted in the financial covenants increasing from USD 25.0 million to USD 50.0 million for some of the facilities.

The Dexia and Natexis loans to BRC were repaid in June 2006 and were replaced by a loan from Barclays Bank, as negotiated by Petroplus International B.V.

6 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Current tax expense		
Current year	$(6.9)	$(0.8)
	(6.9)	(0.8)
Deferred tax benefit		
Benefit of tax losses recognised	(0.4)	1.2
	(0.4)	1.2
Total income tax (expense)/benefit	$(7.3)	$ 0.4

7 Dividends paid and proposed

The interim dividend declared in December 2005 of USD 100.0 million was paid during the six months ended June 30, 2006. The total amount paid was USD 98.0 million, as the USD 100.0 million was offset by an advance due from SHL of 2.0 million. For further information see Note 12.

8 Employee benefit plans

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

9 Provisions

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. The total amount paid out under this plan will be approximately USD 2.5 million.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30,	
	2006	2005
Revenue from external customers		
Europe	$1,266.6	$ 929.3
North America	148.7	94.5
Latin America and Caribbean	—	28.3
Africa and Asia	111.4	36.6
	$1,526.7	$1,088.7

11 Financial instruments

Set out below are the fair values of all the Company's financial instruments, that are included in the interim condensed consolidated financial statements:

	June 30, 2006	December 31, 2005
Assets		
Unrealised gains on futures contracts	$—	$—
Unrealised gains on petroleum swap contracts	0.1	2.4
Unrealised gains on forward foreign exchange contracts	0.7	—
	$0.8	$2.4
Liabilities		
Unrealised losses on futures contracts	$2.3	$1.8
Unrealised losses on petroleum swap contracts	3.2	0.3
Unrealised losses on forward foreign exchange contracts	—	0.3
	$5.5	$2.4

11 Financial instruments (Continued)

The notional amounts of these instruments are as follows:

	June 30, 2006	December 31, 2005
Purchases		
Futures contracts—long positions	$ 18.8	$ —
Swap contracts	65.8	65.9
Forward foreign exchange contracts	18.3	67.1
	$102.9	$133.0
Sales		
Futures contracts—short positions	$168.7	$222.9
Swap contracts	141.2	79.9
	$309.9	$302.8

12 Related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial period:

	For the six months ended June 30,	
	2006	2005
Transactions		
Sales to West Indies Oil Corporation	$ —	$34.9
Purchase of services from Petrotrade SAM	$ —	$ 1.2
Dividend payment to SHL	$100.0	$ —
Repayment of loan from SHL	$ 6.2	$ —
Repayment of loan from NPL	$ —	$35.8
Payment by SHL against dividend of advance	$ —	$ 3.5

	June 30, 2006	December 31, 2005
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$ —	$ 6.2
Advance due from SHL	$ —	$ 2.0
Amount due from Petroplus International B.V	$55.0	$ —

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the consolidated financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the consolidated statements are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This

12 Related parties (Continued)

assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	For the six months ended June 30,	
	2006	2005
Short-term employee benefits	$5.3	$0.6
Post-employment benefits	0.1	0.1
	$5.4	$0.7

Total remuneration is included in personnel expenses. The significant increase in short-term employee benefits for the six months ended June 30, 2006 was due to transaction bonuses paid to key personnel of approximately USD 4.0 million.

Index to the Pro Forma Combined Financial Statements

Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005

Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005 . . . . . . F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005 . . . . . . F-178
Notes to the Pro Forma Combined Financial Statements F-180

(This page has been left blank intentionally.)

Petroplus Holdings AG

Unaudited Pro Forma Combined Income Statement

For the Six Months Ended June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$3,171.9	$1,307.2	$ —	$ —	$ —	$ —	$4,479.1
Material costs	2,974.2	1,198.8	—	—	—	—	4,173.0
Personnel expenses	50.1	22.6	—	0.4	—	2.0	75.1
Operating expenses	35.4	12.3	—	—	—	—	47.7
Depreciation and amortisation	19.6	7.5	5.5	5.0	—	—	37.6
Other administrative expenses	18.8	6.1	—	0.5	—	1.0	26.4
Operating income/(loss)	73.8	59.9	(5.5)	(5.9)	—	(3.0)	119.3
Financial income	13.9	0.5	—	6.1	(7.9)	—	12.6
Financial expense	1.8	(4.8)	—	(14.0)	7.9	27.8	18.7
Foreign currency exchange (losses)/gains	(0.9)	1.9	—	—	—	—	1.0
Share of losses from equity investments	(0.2)	—	—	—	—	—	(0.2)
Net (loss)/income before income taxes	88.4	57.5	(5.5)	(13.8)	—	24.8	151.4
Income tax benefit/(expense)	(18.2)	(6.7)	1.7	1.4	—	(2.5)	(24.3)
Net income/(loss)	$ 70.2	$ 50.8	$(3.8)	$(12.4)	$ —	$22.3	$ 127.1

Petroplus Holdings AG

Unaudited Pro Forma Combined Income Statement

For the Year Ended December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$5,552.3	$2,267.4	$ —	$ —	$ —	$ —	$7,819.7
Material costs	5,375.5	2,039.8	—	—	—	—	7,415.3
Personnel expenses	77.6	28.9	—	—	—	4.0	110.5
Operating expenses	68.6	32.5	—	—	—	—	101.1
Depreciation and amortisation	40.7	14.2	13.2	9.4	—	—	77.5
Other administrative expenses	35.7	5.1	—	—	—	19.0	59.8
Operating income/(loss)	(45.8)	146.9	(13.2)	(9.4)	—	(23.0)	55.5
Financial income	16.3	0.9	—	11.6	(6.1)	—	22.7
Financial expense	(80.0)	(3.2)	—	(10.3)	6.1	55.6	(31.8)
Foreign currency exchange losses	(3.1)	(5.7)	—	—	—	—	(8.8)
Share of losses from equity investments	—	—	—	—	—	—	—
Net (loss)/income before income taxes	(112.6)	138.9	(13.2)	(8.1)	—	32.6	37.6
Income tax benefit/(expense)	6.4	4.7	4.0	0.8	—	(3.3)	12.6
Net income/(loss)	$ (106.2)	$ 143.6	$ (9.2)	$ (7.3)	$ —	$ 29.3	$ 50.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 20.2	$—	$—	$(20.2)	$ —	$ —	$ —
Property, plant and equipment, net	959.5	—	—	269.0	—	—	1,228.5
Investment in consolidated subsidiary	—	—	—	90.2	(90.2)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.9	—	—	—	—	—	1.9
Deferred tax asset	7.6	—	—	—	—	—	7.6
Other non-current assets	324.9	—	—	11.5	(320.6)	—	15.8
Total non-current assets	1,314.5	—	—	350.5	(410.8)	—	1,254.2
Current assets							
Inventory	824.9	—	—	—	—	—	824.9
Trade debtors	401.7	—	—	—	—	—	401.7
Other receivables and prepayments	262.8	—	—	167.2	—	—	430.0
Derivative financial instruments	226.2	—	—	—	—	—	226.2
Income and non-income taxes	3.8	—	—	—	—	—	3.8
Securities	—	—	—	—	—	—	—
Cash at bank and in hand	101.3	—	—	251.1	—	—	352.4
Total current assets	1,820.7	—	—	418.3	—	—	2,239.0
Total Assets	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 709.8	$—	$—	$ —	$ —	$(687.9)	$ 21.9
Note payable to Petroplus International B.V	—	—	—	320.6	(320.6)	—	—
Employee Benefits	34.1	—	—	—	—	—	34.1
Deferred tax liability	121.4	—	—	62.8	—	—	184.2
Investments grants	5.3	—	—	—	—	—	5.3
Provisions for liabilities and charges	24.0	—	—	—	—	—	24.0
Total non-current liabilities	894.6	—	—	383.4	(320.6)	(687.9)	269.5
Current liabilities							
Short-term borrowings	637.2	—	—	—	—	(167.3)	469.9
Trade creditors	502.4	—	—	—	—	—	502.4
Taxes other than company income taxes	194.0	—	—	0.1	—	—	194.1
Company income tax	8.1	—	—	—	—	—	8.1
Derivative financial instruments	399.5	—	—	—	—	—	399.5
Other payables and accrued expense	159.8	—	—	0.3	—	—	160.1
Total current liabilities	1,901.0	—	—	0.4	—	(167.3)	1,734.1
Total liabilities	2,795.6	—	—	383.8	(320.6)	(855.2)	2,003.6
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	339.2	—	—	385.0	(90.2)	855.2	1,489.2
Total equity	339.6	—	—	385.0	(90.2)	855.2	1,489.6
Total liabilities and shareholders' equity	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 11.6	$ 8.2	$ —	$ (6.0)	$ —	$ —	$ 13.8
Property, plant and equipment, net	426.0	165.0	356.4	258.0	—	—	1,205.4
Investment in consolidated subsidiary	—	—	—	79.6	(79.6)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.8	—	—	—	—	—	1.8
Deferred tax asset	7.8	5.2	—	—	—	—	13.0
Other non-current assets	251.2	—	—	13.3	(251.2)	—	13.3
Total non-current assets	698.8	178.4	356.4	344.9	(330.8)	—	1,247.7
Current assets							
Inventory	481.7	294.3	—	—	—	—	776.0
Trade debtors	438.6	156.4	—	—	—	—	595.0
Other receivables and prepayments	219.2	—	—	157.8	—	—	377.0
Derivative financial instruments	285.4	5.3	—	—	—	—	290.7
Income and non-income taxes	2.8	—	—	—	—	—	2.8
Securities	—	0.2	—	—	—	—	0.2
Cash and short-term deposits	62.7	82.0	(211.2)	241.9	—	—	175.4
Total current assets	1,490.4	538.2	(211.2)	399.7	—	—	2,217.1
Total Assets	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 364.3	$ 23.6	$ 300.0	$ —	$ —	$(687.9)	$ —
Note payable to Petroplus International B.V	—	—	—	251.2	(251.2)	—	—
Employee benefits liability	22.5	10.2	—	—	—	—	32.7
Deferred tax liability	11.5	0.4	106.9	59.2	—	—	178.0
Investments grants	—	4.7	—	—	—	—	4.7
Provisions for liabilities and charges	2.3	22.0	—	—	—	—	24.3
Total non-current liabilities	400.6	60.9	406.9	310.4	(251.2)	(687.9)	239.7
Current liabilities							
Short-term borrowings	151.5	186.3	—	—	—	(167.3)	170.5
Trade creditors	651.4	200.5	—	—	—	—	851.9
Taxes other than company income taxes	222.9	—	—	—	—	—	222.9
Company income tax	5.4	6.1	—	—	—	—	11.5
Derivative financial instruments	485.2	1.1	—	—	—	—	486.3
Other payables and accrued expense	131.0	—	—	0.3	—	—	131.3
Total current liabilities	1,647.4	394.0	—	0.3	—	(167.3)	1,874.4
Total liabilities	2,048.0	454.9	406.9	310.7	(251.2)	(855.2)	2,114.1
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	140.8	261.7	(261.7)	433.9	(79.6)	855.2	1,350.3
Total equity	141.2	261.7	(261.7)	433.9	(79.6)	855.2	1,350.7
Total liabilities and shareholders' equity	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8

Notes to the Unaudited Pro Forma Combined Financial Statements

Purpose and basis of preparation

The unaudited pro forma combined financial statements consist of the unaudited pro forma combined income statements and unaudited pro forma combined balance sheets for the year ended December 31, 2005 and for the six months ended June 30, 2006. The pro forma combined financial statements were derived from audited combined financial information of Petroplus (Core Entities) and audited financial statements of EPH for the year ended December 31, 2005 and from unaudited interim condensed combined financial information of Petroplus (Core Entities) and unaudited interim condensed consolidated financial statements of EPH for the six months ended June 30, 2006 included elsewhere in this offering circular. The unaudited pro forma combined financial statements of Petroplus have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The unaudited pro forma combined financial statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is included in the historical combined financial information for 2005 of the Company, see Note 1.

All amounts included in the unaudited pro forma combined financial statements and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The accounting policies used in the unaudited pro forma combined financial statements reflect the accounting policies described in the respective historical combined financial information for 2005 for Petroplus (core entities). The unaudited pro forma combined financial statements are in accordance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus.

The purpose of these unaudited pro forma combined financial statements is to show the balance sheet and the income statement as if the EPH acquisition, the IPO offering and other related items had taken place as of January 1, 2005.

The unaudited pro forma combined statements have been presented with the following columns:

(a) presents Petroplus (core entities); see also the respective historical combined financial information for 2005 for the Company,

(b) presents the EPH historical operations of the Company,

(c) presents the purchase accounting adjustments for the acquisition of EPH as if this had occurred on January 1, 2005,

(d) presents the effect of the consolidation of the holding companies of Petroplus (core); i.e. RIVR Acquisition B.V and Petroplus Holdings AG as if these had been in place on January 1, 2005. Also included are the effects of the restructuring that took place in August 2006 as if these restructurings had taken place as of January 1, 2005,

(e) eliminates intercompany transactions and investments in consolidated subsidiaries,

(f) presents the effects of the IPO of the Company's shares and its SWX listing as if this had occurred on January 1, 2005 as well as other related impacts.

Detailed description of specific pro forma adjustments

Petroplus Core Entities (column "a")

The financial information for Petroplus Core Entities only includes the results, assets and liabilities of Petroplus International B.V. and its core subsidiaries that will be part of the new Petroplus Holdings AG.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the pro forma combined financial statements until such time that the sale has occurred, this means that the pro forma adjustments for non core activities relate only to sales which occurred in 2006 (or post June 30, 2006 for the half year statements), as the proceeds of the non-core activities disposed of through December 31, 2005 (or June 30, 2006), are already included in the

combined financial information of Petroplus International B.V. for 2005 or June 30, 2006. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2004 and 2005.

For further information refer to the Combined Financial Information for Petroplus International B.V. for December 31, 2005 and June 30, 2006.

EPH Acquisition (column "b")

For the purposes of the pro forma adjustments for the six months ended June 30, 2006 only five months of EPH results are included in this column as Petroplus Core Entities for the six months ended June 30, 2006 includes one month of results for EPH as it was acquired on May 31, 2006.

For further information refer to the Consolidated Financial Statements for EPH for December 31, 2005 and June 30, 2006.

EPH Acquisition Adjustments (column "c")

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was $506.8 million, plus acquisition fees, the purchase price was paid with $211.2 million of cash on hand and $300.0 million of debt. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and has resulted in an increase of $356.4 million in the value of property, plant and equipment and an increase of $106.9 million in deferred tax liability has been recorded. At this time no intangible assets or goodwill have been *identified, once the valuation has been finalized we will adjust the purchase price allocation at that* time if necessary. For the purposes of the pro forma adjustments the preliminary purchase price allocation as of May 31, 2006 has been assumed to have occurred on January 1, 2005.

At this stage, we have not identified any intangible assets nor conditional liabilities to capitalize and we do not expect to identify any such assets or liabilities.

Holding Companies & Restructuring (column "d")

This represents the adjustments to show the transactions which have occurred within the holding companies as well as the effects of the restructuring of the holding companies themselves.

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities. The holding companies are the direct and indirect parent companies of both Petroplus and EPH. This column reflects the following transactions, adjusted as if they had occurred on January 1, 2005;

(1) March 2005: RIVR Acquisition B.V. purchases Petroplus Core Entities for approximately $78 million, plus acquisition fees. The purchase of Petroplus results in an increase in the property, plant and equipment of $268 million, related depreciation expense of approximately $10 million and an increase in deferred tax liabilities of $59.2 million related to the increase in value of the property, plant and equipment. As a result of the acquisition there was approximately $6.5 million of negative goodwill which was recognized in the income statement in the line item depreciation and amortization.

(2) August 2006: Argus exchanges shares in its company for shares in RIVR Acquisition BV, resulting in a reverse acquisition in which Argus will be the ultimate parent, RIVR Acquisition is deemed to be the purchaser in the exchange, for accounting purposes. The fair value of Argus is approximately $31.4 million (primarily all cash), no goodwill was recorded in connection with this acquisition. For the purposes of the pro forma adjustments the migration date (August 22, 2006) balance sheet of Argus is assumed to be the balance sheet at December 31, 2005. The income statement activity prior to the migration date of Argus has

not been included in the pro forma income statement for the year ended December 31, 2005, only interest income earned on the cash has been reflected in the income statement.

(3) August 2006: RIVR Acquisition B.V. sells its interest in 4Gas to RIVR Holding B.V (a related party but outside of the Petroplus Group) for $207 million note receivable and the assumption of $59 million of debt. The note receivable is payable upon the secondary offering that will occur in connection with the IPO and has therefore been treated as cash received on January 1, 2005 and the $59 million of debt has been taken off of the books as of January 1, 2005.

(4) August 2006; as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). The Company received a $157 million note receivable in exchange for the divestitures of the non-core companies. The note receivable accrues interest annually and will be repaid as those companies are sold by RIVR Divestment B.V. to other third parties. As the note receivable will be paid down in installments as the remaining companies are sold to other third parties the Company assumed that no installment would have been made in 2005. As such interest income on the note receivable has been accrued for the entire year at 4%.

As the financials are presented as pro forma combined financial statements and exclude the results of operations of the non-core companies, the proceeds from items 3 and 4 above are treated as a shareholders' contribution to equity as of January 1, 2005 and are not included in the pro-forma combined income statement other than interest earned on the note receivables.

The amortization expense increases due to the emissions credits recorded in connection with the *acquisition of Petroplus International* B.V. by RIVR Acquisition B.V. These credits were recorded as an intangible asset with a live of 1 year. The total amount recorded in the purchase acquisition was $5.6 million which represents the remaining credits to be utilized in 2005.

Eliminations (column "e")

Represents the eliminations necessary to eliminate the investments in consolidated subsidiary and any intercompany transactions.

IPO Adjustments (column "f")

The Company's expects to receive gross proceeds of $886.2 million from the equity offering (excluding any over-allotment option) through an issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is $31 million, which represents the underwriting fees and stamp duty fees. In connection with the IPO certain existing shareholders will be selling a portion of their shares in a secondary offering. The IPO related fees are allocated between the primary and secondary offerings based on the gross proceeds amount of each. Of the $31 million fees, an estimated $14 million of fees that are netted in stockholders' equity, the remaining estimated fees of $17 million are expensed immediately (included in other administrative costs in 2005) and are a reduction to retained earnings. The assumed net proceeds from the equity offering are used to pay down the existing senior term debt facilities.

Additional costs are expected within the new structure and the Company post IPO. Such costs would include the additional Company personnel expenses and other related operational costs. For the purposes of the pro forma accounts the Company assumed approximately an additional 20 people would be added primarily at the headquarters operation with a few additional personnel at the various refineries. This additional headcount results in an estimated $6 million for total costs related to personnel. The increase is seen as $4 million to personnel and $2 million to other administrative costs.

Interest expense decreases from pay down of senior term debt using the IPO proceeds. As the majority of the senior term debt is floating interest debt the Company assumed an interest rate of 6.5% and calculated the savings of paying off $855.2 million in debt for the entire year of 2005.

Index to the Pro Forma Balance Sheet

Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of offering date

Pro Forma Statutory Balance Sheet as of offering date F-185
Notes to the Pro Forma Balance Sheet F-186

(This page has been left blank intentionally.)

Petroplus Holdings AG

Statutory Pro Forma Balance Sheet

As of Offering date
(in millions of CHF)

	Petroplus Holdings AG as of migration date	Estimated IPO Proceeds	Pro forma as of Offering date
ASSETS			
Cash	38.9	1,067.0	1,105.9
Other current assets	0.4	—	0.4
Due from Argus International	5.6	—	5.6
Investments	710.9	—	710.9
TOTAL ASSETS	**755.8**	**1,067.0**	**1,822.8**
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	377.9	553.5	931.4
Paid-in capital	377.9	513.5	891.4
Retained earnings	—	—	—
Total shareholders' equity	755.8	1,067.0	1,822.8
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**755.8**	**1,067.0**	**1,822.8**

Notes to the Statutory Pro Forma Balance Sheet for Petroplus Holdings AG

The statutory pro forma balance sheet for Petroplus Holdings AG is as of the expected initial public offering ("IPO") date of the Company. The accounts were prepared based on the Swiss Code of Obligations, to the extent possible given the pro forma nature of the balance sheet. They are based on the migrated Petroplus Holdings AG and include the expected proceeds of the IPO. No other costs are assumed incurred in connection with the IPO as Petroplus Holdings AG is a holding company and does not have any operations or have any employees. Such costs are included in Petroplus International B.V., which is a subsidiary of Petroplus Holdings AG, or in other group companies.

Detailed description of specific pro forma adjustments

Petroplus Holdings AG as of migration date

Represents the holding company and is prepared on the basis of the Swiss Code of Obligations. The balance sheet herein reflects the balance sheet of the Company on August 22, 2006, the date of migration of the Company from Bermuda to Switzerland. For further details regarding this migration, refer to the Offering Circular.

Estimated IPO Proceeds

The Company's expects to receive gross proceeds of CHF 1,107 million from the equity offering (excluding any over-allotment option) through the issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is CHF 40 million, which represents underwriting fees and stamp duty fees. These fees were netted against paid in capital. The assumed net proceeds of CHF 1,067 million from the equity offering will be used to pay down the existing senior term debt facilities of the Petroplus Group.

The exchange rates used for converting the balance sheet from USD into CHF was 1.2491 as of November 9, 2006.

(This page has been left blank intentionally.)

REGISTERED OFFICE OF PETROPLUS HOLDINGS AG

Petroplus Holdings AG
Industriestrasse 24
6304 Zug
Switzerland

LEGAL ADVISORS TO PETROPLUS HOLDINGS AG

As to United States Law	*As to Swiss Law*
Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS United Kingdom	**Bär & Karrer** Brandschenkestrasse 90 8027 Zurich Switzerland

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	*As to Swiss Law*
Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom	**Homburger** Weinbergstrasse 56/58 8006 Zurich Switzerland

INDEPENDENT AUDITORS

Ernst & Young Accountants
Boompjes 258
3011 XZ Rotterdam
The Netherlands

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Document 3

Offering and Listing Circular for the offering of up to 40,000,000 Registered Shares

November 29, 2006

OFFERING CIRCULAR

NOT FOR DISTRIBUTION
IN THE UNITED STATES

PETROPLUS HOLDINGS AG

(a stock corporation organized under Swiss law)

Offering of 40,000,000 Registered Shares

(and an Over-Allotment Option for up to 6,000,000 Registered Shares)

Offer Price: CHF 63.00 per Offered Share

This offering circular relates to an initial public offering (the "**Offering**") of 40,000,000 registered shares of Petroplus Holdings AG (together with any additional shares offered pursuant to the over-allotment option referred to below, the "**Offered Shares**" and together with all other issued and outstanding shares of Petroplus Holdings AG, the "**Shares**"), a stock corporation (*Aktiengesellschaft*) organized under Swiss law, each share having a nominal value of CHF 9.18. Petroplus Holdings AG is offering 18,000,000 Shares and up to an additional 2,700,000 Shares pursuant to the over-allotment option. The selling shareholder, RIVR Holding B.V., is offering 22,000,000 Shares and up to an additional 3,300,000 Shares pursuant to the over-allotment option. Petroplus Holdings AG and the selling shareholder have granted an option to the managers specified herein (the "**Managers**") to purchase up to 6,000,000 additional Shares to be offered at the offer price, exercisable for 30 days after the first day of trading of the Shares on the SWX Swiss Exchange (the "SWX").

The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be "qualified institutional buyers" ("**QIBs**"), as defined in Rule 144A ("**Rule 144A**") under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**"), in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S ("**Regulation S**") under the U.S. Securities Act.

The Offered Shares represent 69% of our total issued share capital after the Offering, assuming that the over-allotment option is not exercised.

The Managers are offering the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part. The Managers expect to deliver the Offered Shares against payment of the Offer Price through the facilities of SIS SegaInterSettle AG ("SIS") on or about December 5, 2006. No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). Prior to the Offering, there has been no public market for the Shares. All of our Shares outstanding after the Offering, together with up to 25,075,300 additional shares that are part of our conditional share capital, have been accepted for listing on the main segment (*Hauptsegment*) of the SWX. We expect that the Shares will be listed and that trading in our Shares will commence on the SWX on November 30, 2006 under the symbol PPHN. Any dividends will be subject to Swiss withholding tax.

Purchasing the Offered Shares involves risks. See "Risk Factors" beginning on page 17.

This document does not constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction where such offer or solicitation is unlawful. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold in the United States. Accordingly, the Offered Shares are being sold in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A, and outside the United States in reliance on Regulation S.

Joint Global Coordinators

Credit Suisse **Morgan Stanley**

Joint Bookrunners

Credit Suisse **Morgan Stanley** **UBS Investment Bank**

Co-Lead Manager

Natexis Bleichroeder

Co-Manager

Bank Vontobel AG

The date of this offering and listing circular is November 29, 2006.

IMPORTANT INFORMATION ABOUT THE OFFERING

This offering circular is being furnished by Petroplus Holdings AG in connection with (i) the admission of all of the Shares for listing and for trading on the main segment (Hauptsegment) of the SWX and (ii) an Offering exempt from, or not subject to, registration under the U.S. Securities Act. The information contained in this offering circular has been provided by Petroplus Holdings AG and by the other sources identified in this offering circular. No representation or warranty, express or implied, is made by the Managers named in this offering circular or any of their respective affiliates or advisors as to the accuracy or completeness of this information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the Managers or of their respective affiliates or advisors.

Each purchaser of the Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring Shares for its own account or for the account of a qualified institutional buyer or (B) is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act, that the Shares have not been and will not be registered under the U.S. Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available) or (iv) pursuant to an effective registration statement under the U.S. Securities Act, in each case in accordance with any applicable security laws of any state of the United States and any other jurisdiction, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(3) The purchaser will not deposit or cause to be deposited the Offered Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary facility, so long as such Offered Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Each prospective investor in the Offered Shares (each, an "Offeree"), by accepting delivery of this offering circular, will be deemed to have acknowledged, represented to and agreed with Credit Suisse, Morgan Stanley Bank AG and UBS AG, acting through its division UBS Investment Bank ("UBS Investment Bank", and, collectively with Credit Suisse and Morgan Stanley Bank AG, the "Joint Bookrunners"), and Natexis Bleichroeder S.A. and Bank Vontobel AG (together with the Joint Bookrunners, the "Managers") as follows:

(i) Such Offeree acknowledges that this offering circular is personal to such Offeree and does not constitute an offer to any other person, or to the public generally, to purchase or otherwise acquire the Offered Shares outside of Switzerland. Distribution of this offering circular or disclosure of any of its contents to any person other than such Offeree and those persons, if any, retained to advise such Offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of Petroplus Holdings AG, is prohibited.

(ii) Such Offeree agrees not to make any photocopies of this offering circular or any documents referred to herein.

No person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such information or representations must not be relied upon as having been authorized.

This offering circular does not constitute: (i) an offer to sell, or a solicitation of an offer to buy any securities other than the securities to which it relates, or (ii) an offer to sell, or the solicitation of an offer to buy, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Except in connection with offers and sales of the Offered Shares in Switzerland, no action has been or will be taken in any jurisdiction by the Managers, Petroplus Holdings AG or the selling shareholder that would permit a public offering of the Offered Shares or possession or distribution of this offering circular or any other publicity materials relating to the Offering in any country or jurisdiction where action for such purpose is required. Persons in possession of this offering circular are required to inform themselves about, and to comply with any applicable laws that restrict the distribution of this offering circular and the offer and sale of the Offered Shares. None of Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates will accept any legal responsibility for any violation of such restrictions.

Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no significant change in the affairs of Petroplus Holdings AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Petroplus Holdings AG assumes responsibility for the information contained in this offering circular pursuant to Section 4 of Scheme A of Annex 1 to the listing rules of the SWX (the "**SWX Listing Rules**") (*Kotierungsreglement*) and confirms that based on its knowledge, the information contained in this offering circular is true and accurate and that no material facts have been omitted which would in the context of the Offering make the information contained in this offering circular misleading.

No other representation or warranty, express or implied, is made by Petroplus Holdings AG, the selling shareholder, the Managers or any of their respective affiliates or advisors as to the accuracy or completeness of the information contained herein, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates or advisors as to the past or the future.

None of Petroplus Holdings AG, the selling shareholder or the Managers or any of its or their respective affiliates are making any representation to any Offeree or purchaser of the Offered Shares offered hereby regarding the legality of an investment by such Offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with the investor's own advisors as to the legal, tax, business, financial and related aspects of the purchase of the Offered Shares.

In making an investment decision, investors must rely on their own examination of Petroplus Holdings AG, and the terms of the Offering, including the merits and risks involved. Any decision to buy the Offered Shares should be based solely on this offering circular and any supplement hereto, taking into account that any summary or description set forth in this offering circular of legal provisions, accounting principles or comparison of such principles, corporate structuring or contractual relationships is for information purposes only and should not be construed as legal, accounting or tax advice. This offering circular does not contain all the information that would be included in a prospectus for the Offering of the Offered Shares, if such Offering were registered under the U.S. Securities Act.

In connection with the Offering and subject to the SBA Allocation Directives, each of the Managers and any affiliate acting as an investor for its own account may take up the Offered Shares and, in that capacity, may retain, purchase or sell for its own account such securities and any of our securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the Offering. Accordingly, references in this document to the Offered Shares should be read as including any offering or placement of securities to the Managers and any affiliate acting in such capacity. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Copies of this offering circular are available free of charge in Switzerland at the offices of Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland (tel: +41 44 333 43 85, fax: +41 44 333 23 88, email: equity.prospectus@credit-suisse.com) and UBS Investment Bank, Prospectus Library, P.O. Box, 8098 Zurich, Switzerland (tel: +41 44 239 47 03, fax: +41 44 239 21 11, email: swiss-prospectus@ubs.com).

Application has been made for the Offered Shares to be accepted for clearance through SIS. It is expected that payment against delivery of the Offered Shares will take place on or about December 5, 2006. No share certificates will be issued, and no share certificates will be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information".

STABILIZATION

IN CONNECTION WITH THE OFFERING, MORGAN STANLEY BANK AG (THE "**STABILIZATION MANAGER**") OR PERSONS ACTING ON BEHALF OF THE STABILIZATION MANAGER MAY, ON BEHALF OF THE MANAGERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE SHARES OF PETROPLUS HOLDINGS AG AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZATION MANAGER (OR PERSONS ACTING ON ITS BEHALF) WILL UNDERTAKE STABILIZATION ACTION OR THAT SUCH TRANSACTIONS MAY BE EFFECTED ON THE SWX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. ALL SUCH ACTIVITIES WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED AFTER A LIMITED PERIOD.

NOTICE TO INVESTORS IN THE UNITED STATES

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold in the United States, except to QIBs, as defined in Rule 144A, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. The Offered Shares may be offered and sold outside the United States to investors in offshore transactions in reliance on Regulation S. Prospective investors are hereby notified that sellers of the Offered Shares may be relying on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Offered Shares, see "Offering and Sale—Transfer and Offering Restrictions".

The securities offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the Offering or confirmed the accuracy or determined the adequacy of this offering circular. Any representation to the contrary is a criminal offense under the laws of the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This offering circular is only being distributed to, and is directed only at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Order**"), and (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "**Relevant Persons**"). This offering circular is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this offering circular relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

CERTAIN EUROPEAN ECONOMIC AREA MATTERS

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression "offers of the Offered Shares" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN CANADA

The Offered Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Offered Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to the section entitled "Offering and Sale—Transfer and Offering Restrictions—Canada" and Ontario purchasers in particular should refer to the subsection entitled "Rights of Action for Damages or Rescission (Ontario)". The Offer Price is presented in Swiss francs. On November 9, 2006, being the latest practicable date prior to the publication of this offering circular, CHF 0.90 was equal to CAD 1.00, based on the Bank of Canada noon exchange rate.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, RECIPIENTS OF THIS OFFERING CIRCULAR AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF ANY SUCH RECIPIENT MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE OFFERING AND ALL MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO THE RECIPIENTS RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION TO DISCLOSE SUCH TAX TREATMENT AND TAX STRUCTURE DOES NOT PERMIT DISCLOSURE OF INFORMATION REGARDING THE PRICING (EXCEPT TO THE EXTENT PRICING IS RELEVANT TO THE TAX STRUCTURE OR TAX TREATMENT) OF THE OFFERING.

ENFORCEMENT OF CIVIL LIABILITIES

Petroplus Holdings AG is incorporated in Switzerland. Some of the members of its board of directors or executive management are not residents of the United States. A substantial portion of its assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Petroplus Holdings AG or those persons or to enforce, outside the United States, judgments obtained against Petroplus Holdings AG or those persons in courts in jurisdictions inside the United States in any action, including actions predicated upon the civil liability provisions of the securities laws of the United States or any

state or territory within the United States. In addition, there is doubt as to the enforceability, in original actions brought in courts in jurisdictions located outside the United States, of liabilities predicated upon securities laws of the United States or of any state within the United States. Awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland. In particular, the enforceability in Switzerland of a foreign judgment rendered against Petroplus Holdings AG, its directors and officers, and the persons named in this offering circular is subject to the limitations set forth in (a) the Lugano Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters of September 16, 1988, (b) such other international treaties under which Switzerland is bound and (c) the Swiss Federal Act on Private International Law (*Bundesgesetz über das Internationale Privatrecht*). In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:

- the foreign court had jurisdiction;
- the judgment of such foreign court has become final and not capable of appeal;
- the court procedures leading to the judgment followed the principles of due process of law; and
- the judgment on its merits does not violate Swiss public policy.

This four-factor test may limit the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. or other non-Swiss courts, of liabilities predicated solely upon the federal or state securities laws of the United States of America or of such other jurisdictions. In addition, enforceability of a judgment against Petroplus Holdings AG by a non-Swiss court in Switzerland may be limited if Petroplus Holdings AG can demonstrate service of process was not effective. In general, the enforcement of final judgments of U.S. courts in Swiss courts may be costly and time-consuming and may even be unsuccessful.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and Petroplus Holdings AG is neither subject to Section 13 or 15(d) of the U.S. Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, it will, upon the request of any such person, furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Information on the website of Petroplus Holdings AG, any website directly or indirectly linked to the website of Petroplus Holdings AG or any other website mentioned in this offering circular is not incorporated by reference into this offering circular and prospective investors should not rely on any such website in making their decision to invest in the Offered Shares.

DEFINITIONS

In this offering circular:

- References to "Argus" are to Argus Atlantic Energy Limited or Argus Atlantic Energy Limited together with its consolidated subsidiaries, as the context requires.
- References to "CAD" are to Canadian dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.
- References to "EPH" are to European Petroleum Holdings N.V. or European Petroleum Holdings N.V. together with its consolidated subsidiaries, as the context requires.
- References to "IFRS" are to International Financial Reporting Standards.
- References to "Petroplus", "We", "Us" and "Our" are (i) subsequent to February 20, 2006, the date on which Petroplus Holdings AG (formerly, Argus) was originally incorporated, to Petroplus Holdings AG or Petroplus Holdings AG together with its consolidated subsidiaries, as the context requires, and (ii) prior to February 20, 2006, to Petroplus International B.V. or Petroplus International B.V. together with its consolidated subsidiaries, as the context requires.

- References to "Petroplus (Core Entities)" are to Petroplus International B.V. and its subsidiaries excluding the non-core assets that were divested from this group in the period from 2004 through 2006 and the non-core assets that we currently are under contract to sell.
- References to "pounds sterling" or "£" are to the currency of Great Britain.
- References to the "selling shareholder" are to RIVR Holding B.V.
- References to "Swiss francs" or "CHF" are to the currency of Switzerland.
- References to "U.S. dollars", "US$" or "$" are to the currency of the United States of America.

Unless the context otherwise requires, all references to "tons" in this offering circular are to metric tons. One metric ton represents 1.102 short tons. Solely for the convenience of the reader, such metric data have also been converted into barrels.

Under the caption "Glossary", we have included definitions of certain technical terms used in this offering circular.

INDUSTRY AND MARKET DATA

We have generally obtained the market and competitive position data in this offering circular from industry publications and from surveys or studies conducted by third-party sources that we believe to be reliable. Nonetheless, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases we have made statements in this offering circular regarding our industry and position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Overview", "Business" and "The Acquisition of the Ingolstadt Refinery" and in other sections that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this offering circular and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. You should not place undue reliance on these forward-looking statements.

Any forward-looking statements are only made as of the date of this offering circular and we do not intend, and do not assume any obligation, to update forward-looking statements set forth in this offering circular, except as required by Swiss law or applicable stock exchange regulations.

Many factors may cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained in this offering circular.

These factors include among others:

- changes in general economic conditions and capital markets;
- changes in the underlying demand for refined petroleum products;

- the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;
- actions of customers and competitors;
- changes in fuel and utility costs incurred by our facilities;
- disruption of our ability to obtain crude oil and other feedstocks;
- the execution of planned capital projects and acquisitions;
- the effects of and cost of compliance with current and future environmental, economic, safety and other laws, policies and regulations;
- operating hazards, natural disasters, casualty losses and other matters beyond our control; and
- the other factors discussed in more detail under "Risk Factors".

These risks and others described under "Risk Factors" are not exhaustive. Other sections of this offering circular describe additional factors that could adversely affect our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

This offering circular includes audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 and unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 (collectively, the "**Petroplus (Core Entities) Combined Financial Information**"). The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the non-core assets that we sold in the period from 2004 through 2006 or are under contract to sell (collectively, the "**Excluded Non-Core Assets**"). The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of International Accounting Standards ("**IAS**") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus (the "**SWX Rules for Financial Disclosure**"), which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded

Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

In addition, this offering circular includes audited consolidated financial statements for EPH, the holding company for the Belgium Refining Corporation N.V. ("**BRC**") refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 and unaudited condensed consolidated financial statements for EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS (collectively, the "**EPH Consolidated Financial Statements**"). We acquired EPH on May 31, 2006.

This offering circular also includes unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for year ended December 31, 2005 and the six months ended June 30, 2006 (collectively, the "**Unaudited Pro Forma Combined Financial Statements**"). The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG), and the restructuring that took place in August 2006, (iii) the Offering of the Shares assuming an Offer Price of CHF 61.50 (the mid-point of the price range at which the Shares were offered) and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements. In this offering circular, references to "on an unaudited pro forma combined basis" refer to information from the Unaudited Pro Forma Combined Statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

The statutory pro forma balance sheet for Petroplus Holdings AG as of offering date included in this offering circular was prepared in accordance with the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*, or the "CO") and gives effect to the Offering and the use of the proceeds from the Offering as set forth under "Use of Proceeds". You can find more information about the assumptions used in preparing this balance sheet in the notes to the balance sheet.

This offering circular also includes audited consolidated financial statements of Petroplus International B.V. as of and for the years ended December 31, 2003 and 2004 prepared in accordance with accounting principles generally accepted in the Netherlands ("**Dutch GAAP**") and audited consolidated financial statements of EPH as of and for the years ended December 31, 2003 and 2004 prepared in accordance with Dutch GAAP. There are certain differences between Dutch GAAP and

IFRS and, as a result, financial statements presented in accordance with Dutch GAAP are not directly comparable to financial statements presented in accordance with IFRS. In addition, as the Petroplus International B.V. Dutch GAAP financial statements have been prepared on a consolidated basis (including the Excluded Non-Core Assets) they are not comparable with the combined financial information or financial statements included in this offering circular.

Certain data contained in this offering circular, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row.

Exchange Rate Information

Our presentation currency is the U.S. dollar. However, a significant portion of our revenues, expenses, liabilities and assets are denominated in currencies other than the U.S. dollar, including the euro, Swiss franc and pounds sterling. Except as otherwise stated, amounts appearing in this offering circular that were converted into U.S. dollar amounts from other currencies were converted in accordance with the principles described in Note 4 to the Petroplus (Core Entities) Combined Financial Information.

The tables below show, for the periods indicated, the average, high, low and period-end euro noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00 (the "**noon buying rate**"). No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period (year-end)	Average	High	Low	Period-End
		($ per €)		
2001	0.90(1)	0.95	0.84	0.89
2002	0.95(1)	1.05	0.86	1.05
2003	1.13(1)	1.26	1.04	1.26
2004	1.24(1)	1.36	1.18	1.36
2005	1.24(1)	1.35	1.17	1.18
2006 (through November 28)	1.25(1)	1.32	1.19	1.32
Month in 2006				
April	1.23(2)	1.26	1.21	1.26
May	1.28(2)	1.29	1.26	1.28
June	1.27(2)	1.30	1.25	1.28
July	1.27(2)	1.28	1.25	1.28
August	1.28(2)	1.29	1.27	1.28
September	1.27(2)	1.28	1.26	1.27
October	1.26(2)	1.28	1.25	1.28
November (through November 28)	1.29(2)	1.32	1.27	1.32

(1) The average of the noon buy rates on the last day of each month during each of the years and for the period from January 1 through November 28, 2006.

(2) The average of the daily noon buying rate for each business day during the relevant month and for the period from November 1 through November 28, 2006.

This offering circular has been prepared and used as a prospectus in accordance with the SWX Listing Rules for the admission of the Shares for listing and for trading on the main segment of the SWX.

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TABLE OF CONTENTS

SUMMARY 1
RISK FACTORS 17
USE OF PROCEEDS 30
DIVIDENDS AND DIVIDEND POLICY 31
CAPITALIZATION 32
DILUTION 33
SELECTED FINANCIAL DATA 34
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 41
INDUSTRY OVERVIEW 76
BUSINESS 88
THE ACQUISITION OF THE INGOLSTADT REFINERY 105
REGULATION 109
BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 114
PRINCIPAL AND SELLING SHAREHOLDER 121
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS 123
INFORMATION ABOUT THE ISSUER 127
DESCRIPTION OF SHARE CAPITAL AND SHARES 128
THE SWX SWISS EXCHANGE 136
OFFERING AND SALE 138
CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS 152
ADDITIONAL INFORMATION 158
GLOSSARY 160
INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS F-1

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SUMMARY

The following summary is not complete and is to be read together with the more detailed information appearing elsewhere in this offering circular.

Petroplus

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the Belgium Refining Company ("**BRC**") refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil Central Europe Holding GmbH ("**ExxonMobil CE**") to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve cost, insurance and freight ("**c.i.f.**")-priced Ekofisk at the refinery at free-on-board ("**f.o.b.**") prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.
May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.

	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell, or contract to sell, Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example:

- In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.
- In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.
- We continued with the divestiture program for our non-core assets that were not related to our refining and wholesale marketing operations, and in August 2006 sold the majority of our remaining non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
- We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related businesses. The purchase of the Ingolstadt refinery is expected to increase our crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

- We believe that the supply and demand fundamentals for refinery operations in Europe have improved since the late 1990s and will remain favorable.
- We expect that the significant imbalances between demand and supply of different refined petroleum product qualities that have developed in Europe and North America will continue in the next few years and that the price differentials between Europe and North America that result from these product supply and demand imbalances will make long-distance sea transport of refinery products increasingly attractive.

- We believe that the continuing consolidation in the European and U.S. refining industry will create attractive opportunities to acquire competitive refining capacity.
- We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

- Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team are highly experienced and have a proven track record of growth in operations and shareholder returns in the refining industry through successful refinery asset acquisitions and seamless integration of these acquisitions.
- We believe that we are at the forefront of successfully identifying and consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the Ingolstadt refinery acquisition in July 2006.
- We are a leading "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand and, as a result, are free to supply our products into the distribution channel or market that we believe will maximize profits.
- Our growing portfolio of refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.
- Our refineries' locations provide key competitive advantages, such as crude and product transportation cost benefits, inland-market product premiums, and access to favorable customer markets and to crude oil supplies at attractive prices.
- Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur limit for gasoline and diesel, eliminating the need to divert additional capital to meet these requirements.
- We expect that the product supply-and-demand imbalance for gasoline between North America and Europe will result in arbitrage opportunities that we may be able to take advantage of through our BRC refinery.
- The flexibility of our portfolio of refineries to process a wide variety of crude types from around the world reduces our dependence on one particular crude or crude supplier, enhances our ability to opportunistically purchase crude on the spot market and enables us to take advantage of the sweet-sour differential.

Strategy

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

- The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisitions, and we intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital.
- We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations.
- Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.
- We will continue to promote operational excellence by devoting significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations.
- To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products.
- We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital.

The Ingolstadt Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, a fluid catalytic cracker ("FCC") unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern GmbH ("**Esso Bayern**"), which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either Transalpine ("**TAL**") or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We believe we are acquiring a quality refinery at an attractive price that should be accretive to our earnings per share and generate positive cash flow from operations. Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. We intend to finance the acquisition with cash on hand, cash from operations and borrowings. The acquisition is expected to close in the first half of 2007.

Risk Factors

You should carefully consider the information under the caption "Risk Factors" and all other information in this offering circular before making an investment decision.

Organizational Structure

The diagram below depicts, in simplified form, our current corporate structure.



Petroplus Holdings AG
RIVR Acquisition B.V.
Petroplus International B.V.
Cressier Refinery
Teesside Refinery
BRC Refinery
Administrative and Commercial

The diagram above does not include certain entities that will be transferred outside our group in connection with the on-going divestiture of our non-core assets. You can find information about recent divestitures of our non-core assets in "Certain Relationships and Related Party Transactions".

Summary of the Offering

Offering	The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S.
Selling Shareholder	RIVR Holding B.V.
Shares	The Shares are in registered form with a nominal value of CHF 9.18 each.
Offered Shares	Without giving effect to the over-allotment option, we are offering 18,000,000 Shares (the "**New Shares**") and the selling shareholder is offering 22,000,000 Shares (the "**Existing Shares**"). The New Shares and the Existing Shares together with the Additional Shares (as defined below) hereinafter the "**Offered Shares**".
Over-Allotment Option	We and the selling shareholder have granted the Managers an option to subscribe for up to 6,000,000 Shares (the "**Additional Shares**") at the Offer Price less fees associated with the underwriting to cover over-allotments and short positions made in connection with the Offering. The obligation to provide Additional Shares under the over-allotment option will be divided 45:55 between us and the selling shareholder.
Shares Outstanding After the Offering	58,336,600 Shares, or 61,036,600 Shares if the over-allotment option is exercised in full.
Percentage of Total Issued Share Capital Being Offered in the Offering	The Offered Shares represent approximately 69% of our total issued share capital outstanding immediately after the Offering, or approximately 75% together with the Additional Shares assuming the over-allotment option is exercised in full.
Stabilization	In connection with this Offering, over-allotments and other stabilization measures may be effected by the Stabilization Manager to the extent legally permissible. See "Stabilization".
Bookbuilding Period	From November 13 to 29, 2006, 12:00 noon (Swiss time).
Offer Price	The offer price is CHF 63.00 per Offered Share (the "**Offer Price**").
Joint Global Coordinators	Credit Suisse and Morgan Stanley Bank AG.
Joint Bookrunners	Credit Suisse, Morgan Stanley Bank AG and UBS Investment Bank.
Co-Lead Manager	Natexis Bleichroeder S.A.
Co-Manager	Bank Vontobel AG.
Dividends	The Offered Shares are entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Voting Rights — Each Share entitles its holder to one vote at our shareholders' meetings.

Net Proceeds/Use of Proceeds — We intend to use the net proceeds from the Offering to repay existing indebtedness.

Lock-up — We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to our equity participation plan and shares issued upon the exercise of options granted pursuant to such equity participation plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers (as defined herein) has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager), (2) a trust, the beneficiaries of which are the Senior Manager or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization) and/or members of such person's immediate family; provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after the completion of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Listing and Trading — The Shares were not listed on any securities exchange, and there has been no public market for the Shares prior to the Offering. The Shares, as well as our conditional share capital in the amount of CHF 230,191,254, have been accepted for listing on the main segment of the SWX. We expect that the Shares will be listed and that trading will commence on November 30, 2006.

Amendments or Changes — Any notices containing or announcing amendments or changes to the terms of the Offering or to this offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85), announced through the electronic media in Switzerland and through publication in German-language and French-language newspapers in Switzerland.

Closing Date — Application has been made for the Offered Shares to be accepted for clearance and settlement through SIS. Delivery of the Offered Shares against payment of the Offer Price will take place through SIS on or about December 5, 2006 or such other date as we and the Joint Bookrunners may agree.

Form of Shares — No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information". Delivery of Offered Shares will be made in book-entry form only through the facilities of SIS.

Selling Restrictions — United States, European Economic Area and other countries. See "Offering and Sale—Transfer and Offering Restrictions".

Transfer Restrictions — The Offered Shares and any Additional Shares will be subject to certain restrictions on transfer as described under "Offering and Sale—Transfer and Offering Restrictions".

Paying Agent	Credit Suisse.
Law/Jurisdiction	Swiss law/Switzerland.
Swiss Security Number *(Valorennummer)*	2 775 224.
International Security Identification Number (ISIN)	CH0027752242.
SWX Ticker Symbol	PPHN.
Common Code	027460194.

Summary Financial Data

The tables below set forth summary pro forma combined financial and operational information for Petroplus Holdings AG, as well as summary historical combined financial and operational information for Petroplus (Core Entities) and summary historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The summary historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The summary historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The summary historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The summary historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the summary financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the summary financial information below for EPH for the six months ended June 30, 2006.

The summary pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering assuming an Offer Price of CHF 61.50 (the mid-point of the price range at which the Shares were offered) and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the summary financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information summarized below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SUMMARY PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(unaudited) ($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[1]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[2]	$ 124.2	$ 157.7
Net debt[3]	$ (4.9)	$ 139.4
Hedging gain/(loss)[4]	$ (164.0)	$ 37.1
KEY OPERATING STATISTICS:[5]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 299.1
Refinery operating expenses[6]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.56
Refinery operating expenses[6]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($ million)		(unaudited)	
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[1]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[3]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[5]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refining operating expenses[6]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[6]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[1]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[3]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[4]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses[5]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[5]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

RISK FACTORS

In addition to the other information contained in this offering circular, you should carefully consider the risk factors discussed below prior to making a decision to invest in the Offered Shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, you could lose all or part of your investment.

Risks Relating to Our Business and Our Industry

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- pricing and other actions taken by competitors that may affect the markets;
- political developments and instability in petroleum-producing regions such as the Middle East, Russia, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum-producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and
- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

We face significant competition. Increases in global refining and conversion capacity could further increase the competition we face and harm our business.

We face domestic and international competition in the markets in which we participate. With the adoption of higher environmental standards in Europe and the United States and the current historically high level of refining margins, many of our competitors are expected to upgrade their refining facilities, which would increase the competition faced by us in the markets for our particular slate of refined petroleum products. Oil majors, such as BP, ExxonMobil, Shell and Total, compete with us. Because the oil majors have diverse operations, larger and more complex refineries and/or greater capitalization, they may be better able than us to withstand volatile industry conditions, including shortages of crude oil or refined petroleum products, volatility in prices for crude oil or refined petroleum products or intense price competition at the wholesale level. In addition, oil majors have financial and other resources substantially greater than ours. Competition could cause price reductions, reduce our margins or result in loss of market share for our products and services. This may adversely affect our results of operations.

We need significant capital to fund our working capital, debt refinancing and future acquisitions.

We will require significant amounts of capital to fund our working capital, debt refinancing and future acquisitions.

We purchase crude oil mostly on the spot and forward markets, and we primarily finance those purchases through short-term working capital facilities. Because prices of crude oil can be volatile, it is crucial for us to have access to these facilities. The availability of funds under our working capital facilities is conditional upon, among other things, our continued compliance with the covenants contained therein. If we fail to meet these conditions and are unable to draw funds under our working capital facilities, our financial condition would be severely impacted. In addition, because most of our working capital facilities are floating-rate facilities, increases in base interest rates may negatively impact our financial condition.

We may also need to refinance all or a portion of our debt. Our ability to obtain any refinancing will depend on our financial condition at the time, the restrictions in the agreements governing our current and future financing arrangements and other factors, including general market and economic conditions. We may not be able to obtain funds for such a refinancing or, even if we are able to do so, such financing may not be available to us at favorable terms.

We will also be required to make expenditures to repair, maintain and upgrade our facilities. For example, in connection with the renewal of our BRC refinery's operating permit, we are required to refurbish a significant portion of the refinery's tank farm. As of June 30, 2006, we had spent $60.1 million of the $100.7 million of capital expenditures budgeted for the permit extension. We also may be required to make significant capital expenditures at our Antwerp processing facility as part of the renewal of its operating permit, which expires on December 4, 2006. In addition, we must continue to make sustaining and turnaround capital expenditures at our three refineries. If we are unable to fund these capital expenditures, our refineries might be unable to produce products that comply with future regulations, have operating permits revoked or otherwise be adversely affected.

Finally, we continually assess potential acquisitions of refining assets that would complement our businesses and expand our refinery and storage capacity. We may elect to fund future acquisitions with equity or debt financing or cash on hand. We cannot assure you, however, that our cash on hand and available debt and equity funding will be sufficient to fund those acquisitions and, in such an event, we might be required to forego attractive acquisition candidates.

Our ability to generate cash flow and obtain funding will depend on our future performance, which in turn will depend on successful implementation of our business strategies and on general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is

supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil exploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third-party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

Our Teesside refinery is dependent on the adjacent Huntsman petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant; the provision of crude storage capacity; and for the use of Huntsman's jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by Huntsman with 12-months' notice. If Huntsman were to terminate these agreements, or if Huntsman were to become insolvent, our Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

Our Cressier refinery receives all of its crude oil feedstocks from Fos-sur-Mer through the Société Française du Pipe Line Sud-Europeen ("**SPSE**"), Société Française du Pipeline du Jura ("**SFPLJ**") and Oleoduc du Jura Neuchâtelois S.A. ("**OJNSA**") spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively. If we are unable to transport crude oil to our Cressier refinery through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with Huntsman or the SPSE pipeline company are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our planned acquisition of the Ingolstadt refinery will further increase our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies solely on the TAL pipeline system for the delivery of its crude. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system. If we are unable to transport crude oil to the Ingolstadt refinery through these arrangements, we will need to utilize transportation alternatives. The cost of these alternatives would likely be significantly higher than

pipeline transportation costs over the TAL pipeline system and could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to foreign currency fluctuations and translation risks.

The cost of our crude oil and other feedstocks are primarily denominated in U.S. dollars and our other operating costs are denominated in local currencies, including euro, Swiss francs and pounds sterling, while our revenues are denominated in U.S. dollars, euro, Swiss francs and pounds sterling. Our profitability will be affected by fluctuations in the value of the currencies in which we sell our products and services against the currencies in which we pay for oil and other feedstocks. We currently hedge a portion of this transaction-related foreign currency exposure. Most of our debt is denominated in euro, but we also have borrowings denominated in Swiss francs, pounds sterling and U.S. dollars. We currently hedge a portion of our debt-related foreign currency exposure. There can be no assurance that present or future management of foreign exchange risk is or will be adequate or that exchange rate fluctuations will not have a material adverse effect on our business, results of operations, financial position or liquidity.

We report our financial results in U.S. dollars. Therefore, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries are denominated in currencies other than the U.S. dollar. In preparing our financial statements, we must translate the values of those assets, liabilities, revenues and expenses into U.S. dollars at the applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar against other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins.

Our existing senior term debt and working capital facilities require us to maintain certain hedged levels of our minimum operating stock and refining margins. Hedging refining margins limits both the downside and the upside of any potential fluctuations in the refining margins.

We plan to repay our senior term debt and are currently renegotiating our working capital facilities to eliminate the hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward. Reducing our hedging activity will leave us more exposed to fluctuations in refining margins.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous E.U., national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own and operate, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on cost.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of

renewing the permit for our Teesside refinery and the permits for the operation of our Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for our BRC refinery.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at our existing three refineries and our Antwerp processing facility relating to known contamination, and we may need to make additional expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. We have not yet made a provision in our financial statements for the expected costs of this remediation at the Antwerp processing facility. Similarly, we will need to make expenditures, which could be significant, to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of $19.6 million as of December 31, 2005. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

In addition to liability for remediation costs and regulatory non-compliances, we may be liable at common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum products spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the proposed new system in the European Union for registration, evaluation and authorization of chemicals (known as REACH) is expected to be among the most significant environmental issues affecting our operations in the future. Although the final form of the new system has not yet been determined, we are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the European Union or other relevant jurisdictions or that we will have

sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

You can find additional information on regulations affecting our business in "Regulation".

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of E.U., national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities which could increase the costs of operating our business. For example, we were subject to an ongoing investigation by the Belgian authorities regarding our safety procedures and practices at our Antwerp processing facility. We cooperated with the authorities in their investigation, and hired three additional managers to address the concerns raised by the authorities. Those authorities may require us to take additional and further actions which could increase our cost of operations at the facility.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires forced our Antwerp processing facility to shut down in 2000 for a period of weeks and our Cressier refinery to shut down in 2003 for one week and affected operations at the refinery for several months thereafter. In addition, fires have forced the BRC refinery, which we acquired in May 2006, to shut down several times, most recently, in September 2005 for several days and in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

Unscheduled or unexpectedly long scheduled repair, maintenance and turnarounds at our refineries could affect our results of operations. In addition, as refining margins are volatile, it is possible that periods of expected low refining margins during which we undertake scheduled turnarounds could turn out to be high margin periods.

We need to carry out regular maintenance at our refineries. Our refineries are typically shut down every four years for major turnarounds to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. These shut-downs vary in duration depending on the complexity of the refinery and the work to be performed, but typically last between four to five weeks. We also shut down each refinery two years after each major turnaround in order to perform an intermediate turnaround, which typically lasts between three and four weeks. In addition, portions of our refineries may be shut down for shorter periods to perform more limited maintenance, catalyst replacement and capital improvements. We may need to shut down our refineries unexpectedly for repairs and maintenance. For example in the third quarter of 2006, the BRC refinery's throughput was affected by shut-downs totaling 19 days for safety and reliability maintenance following a small fire near its reformer unit, in which nobody was hurt, and following various electrical outages. Although we attempt to schedule shut-downs during periods of low refining margins, it is possible that our refineries may be shut down during periods of high margins as a result of, for example, the volatility and unpredictability of refining margins, the need to make unscheduled shut-downs or scheduled shut-downs taking longer to complete than expected.

We may not be able to manage our growth effectively.

If we successfully implement our business plan, we expect to grow rapidly through acquisitions. If the pace of our growth continues, it will place a strain on our administrative, financial and operational resources. To manage growth effectively, we will need to control costs, attract and retain highly skilled employees, improve our operating efficiency and enhance our management, financial and reporting systems and procedures.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our refinery operations.

The majority of our refinery employees are represented by trade unions under collective bargaining agreements, which are generally renegotiated every two years. While our relationships with the trade unions representing our employees in Belgium and the United Kingdom are normal, negotiations with these unions have, at times, been difficult. For example, the BRC refinery in Antwerp, which we acquired in May 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. We may experience strikes, lockouts or other significant work stoppages in the future, any of which could adversely affect our business, financial condition or results of operations.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. We do not know the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, in particular Thomas D. O'Malley, our chairman and chief executive officer, or the inability to hire experienced management personnel could materially adversely affect our operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland and the United Kingdom, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Germany, Africa and North America. Additionally, we purchase the crude oil that we refine predominantly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- our profitability will be affected by fluctuations in currency exchange rates; and

- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

We are faced with operational hazards and uninsured risks that could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to operational risks, such as fires, flooding, interruptions to power supplies, technical failures and explosions. Such risks and hazards could result in damage or harm to, or destruction of, properties, production facilities, people and the environment. Any or all of these hazards, as well as possible legal liability to us arising therefrom, could have a material adverse effect on our financial condition and results of operations. We have property, business interruption and liability insurance. Generally, our deductible for our property insurance is approximately €1.0 million for our refineries. The deductibles under our liability and business interruption insurance are approximately €225,000 and 85 days of business interruption, respectively. We believe these deductibles are consistent with industry practice. Our insurance may not fully cover the consequences of all property damage, business interruption and other liabilities. In particular, our business interruption insurance may not cover blockades and our property and our liability insurance does not cover gradual environmental and other damage that is not the result of an insurable accident, and does not cover any indemnity payments made to third parties relating to environmental costs. The occurrence of an event that affects operations and is not fully covered by insurance could have an adverse impact on our business financial condition and results of operations. In addition, there can be no assurance that the insurance coverage we need to run our operations will be available on commercially reasonable terms in the future.

Any military strikes, sustained military campaigns or terrorist activity in the areas or regions where we do business could have a material adverse effect on our business, results of operations and financial condition.

Any military strikes or sustained military campaign in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and markets. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could have a material adverse effect on our financial position and may limit our financial flexibility.

Following our repayment of existing debt with the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V., we will still have a significant amount of debt outstanding. Assuming the application of the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. as described in "Use of Proceeds" as if these events had taken place on January 1, 2005, our total interest-bearing loans and borrowings as of June 30, 2006 would have been approximately $491.8 million. As at that date, our group equity on a pro forma combined basis would have been approximately $1,489.6 million.

Subject to certain restrictions in our bank facilities and other existing and planned debt agreements, we may incur significant additional debt in the future to fund our working capital needs and for other purposes, including possible future acquisitions. We have incurred and will continue to incur substantial short-term debt to fund our working capital needs.

Our substantial debt could have important consequences for you. For example, it could:

- make it more difficult for us to satisfy our debt-service obligations;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our ability to obtain additional financing to fund our capital expenditures, working capital, acquisitions and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to take advantage of significant business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt and greater access to capital resources than we have; and
- require us to dedicate a substantial portion of our cash flow from operations to payment of our debt.

In addition, our failure to comply with the covenants and restrictions contained in the agreements governing our indebtedness could trigger defaults under those agreements.

Risks Related to the BRC Refinery Acquisition, the Planned Ingolstadt Refinery Acquisition and Other Future Acquisitions

The risks associated with the acquisitions of the BRC and Ingolstadt refineries and their integration, and other future acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate any of these acquisitions into our business.

A substantial portion of our growth is expected to come from acquisitions, including our recent acquisition of the BRC refinery in May 2006 and our planned acquisition of the Ingolstadt refinery. A principal component of our strategy going forward is to continue to selectively acquire refining assets to increase cash flow and earnings. Our ability to do so will depend upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many other factors beyond our control.

In connection with the recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition or with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. For example, we are currently in the process of upgrading safety procedures and policies at the BRC refinery in order to conform the refinery's procedures to our standards.

The recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition and any other future acquisitions involve risks, including:

- unexpected losses of key employees, customers and suppliers of the acquired operations;
- difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;
- challenges in managing the increased scope, geographic diversity and complexity of our operations; and
- mitigating contingent and/or assumed liabilities.

If we are unable to successfully meet the challenges associated with one or more of our acquisitions, this could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits of the planned Ingolstadt refinery acquisition.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our planned acquisition of the Ingolstadt refinery included in this offering circular is based on information currently available to us and may prove to be incorrect. In addition, we may not realize any anticipated benefits of the acquisition and may not be successful in integrating the acquired assets into our existing business.

Although the information in this offering circular assumes the consummation of the Ingolstadt refinery acquisition, the consummation is subject to the satisfaction of certain conditions precedent, including review and approval from competition authorities. Our failure to acquire the Ingolstadt refinery would result in our asset base being smaller than as described in this offering circular.

Accordingly, we would not realize the anticipated benefits we discuss in this offering circular that are based on our completion of this acquisition.

We have provided limited historical financial and other information about the Ingolstadt refinery in this offering circular. We also have been unable to verify information in this offering circular relating to this refinery as completely as we would with information produced from our own internal sources.

We have not included in this offering circular any audited or unaudited historical financial statements for the Ingolstadt refinery. The Ingolstadt refinery has historically been operated as part of ExxonMobil's central European operations. As a result, separate stand-alone financial statements for this entity have not been prepared and are not available.

We have included in this offering circular certain business, operational and other information about the Ingolstadt refinery. This information has been derived from information provided to us by the seller of the Ingolstadt refinery and reflects our analyses of such information. We have not been able to verify this information by reference to the underlying sources or to the same extent as we would for information produced from our own internal sources. The seller of the Ingolstadt refinery has not reviewed or approved any of the information contained in this offering circular regarding the Ingolstadt refinery.

We may be liable for significant environmental costs relating to past and/or future acquisitions.

In connection with acquisitions of refineries, we may become responsible for certain environmental clean-up liabilities or costs. For example, the planned Ingolstadt refinery acquisition agreement provides that, subject to certain limitations, the seller will indemnify us only against a certain percentage, on a sliding-scale basis for up to eight years, of environmental liabilities and costs to the extent such liabilities and costs are related to acts or omissions by the seller prior to the completion of the acquisition. We have also agreed to indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity. There can be no assurances that the seller will satisfy its obligations under this agreement, that the liabilities and costs in excess of those that the seller has agreed to reimburse us for will not be significant or that significant liabilities will not arise with respect to the other matters we have assumed or for which we are indemnifying the seller. Moreover, if the seller were to become insolvent, the seller would be unable to reimburse us for the environmental liabilities that it has agreed to reimburse us for. In addition, we may agree to be responsible for these or other types of environmental liabilities in connection with future acquisitions. There can be no assurances that these environmental liabilities and/or costs or expenditures to comply with environmental laws will not have a material adverse effect on our current or future results of operations and financial condition.

Risks Relating to the Restructuring

We have recently divested our non-core assets and acquired EPH, including the BRC refinery and related supply and distribution assets. Our limited operating history as an entity without these non-core assets and with EPH makes it difficult to assess our historical performance and outlook for future revenues and other operating results.

Historically, our financial performance has been reported together with, and has been combined with, the results of operations, assets and cash flow of the Excluded Non-Core Assets and without giving effect to the acquisition of EPH, including the BRC refinery and related supply and distribution assets, on May 31, 2006. The Unaudited Pro Forma Combined Financial Statements included in this offering circular have been prepared to show our results of operations, financial position and cash flows after giving effect to certain pro forma assumptions and adjustments. In particular, the Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these

assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of presentation for these financial statements will differ from that used in the Unaudited Pro Forma Combined Financial Statements. The Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

We have continuing liability for certain obligations relating to divested assets.

We have significant liabilities in relation to the disposal of our non-core assets in recent years. In connection with certain of these disposals, we were required to give indemnities and guarantee certain obligations relating to some of the divested assets. For example, when we sold non-core assets in August 2006, our subsidiary Petroplus International B.V. unconditionally and irrevocably undertook to fully indemnify the acquirer of these assets, RIVR Divestment B.V., against all claims brought and losses to be suffered by RIVR Divestment B.V. resulting from certain liabilities of RIVR Divestment B.V. under any of the agreements pursuant to which RIVR Divestment B.V. sold or shall sell any of such non-core assets to third-party buyers, to the extent RIVR Divestment B.V. is unable to pay such amount and Petroplus International B.V. has provided prior written notice to RIVR Divestment B.V. that it agrees to the terms of the third-party agreement giving rise to such liability. In addition, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and the Oxyde Chemical group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, the sale of the Frisol/Bunkering group and Oxyde Chemical group. You can find more information about this indemnity and guarantee in "Certain Relationships and Related Party Transactions—Sale of Non-Core Assets". There can be no assurance that we will not be required to expend considerable amounts under the indemnities, guarantees and other liabilities we have incurred in connection with prior and planned asset disposals.

Risks Relating to Our Shares

The market price of our Shares may differ significantly from the initial offer price and the liquidity of any trading market that may develop could be limited.

Prior to the Offering, there has been no trading market for our Shares and there can be no assurance that an active market will emerge or can be sustained after the Offering. Accordingly, there can be no assurance as to the liquidity of any market for our Shares. The Offer Price of the Offered Shares will be determined by negotiations among us, the selling shareholder and representatives of the Managers and may bear no relationship to the price at which the shares will trade upon completion of the Offering. The market price of the Offered Shares subsequent to the Offering could be subject to fluctuations in response to factors such as actual or anticipated variations in our operating results, announcements of innovations or introductions of new products by either us or other market participants, changes in estimates or recommendations by financial analysts, currency exchange rates, regulatory developments, general market conditions and other factors. In addition, international financial markets have from time to time experienced price and volume fluctuations, which have been unrelated to the operating performance or prospects of individual companies. Consequently, the trading market for, and the liquidity of, our Shares may be materially adversely affected by general declines in the market or by declines in the market for similar securities.

Our existing shareholders will continue to have an interest in us following the Offering.

Upon completion of the Offering, and assuming the over-allotment option is exercised in full, our existing shareholders are expected to continue to own approximately 25% of our outstanding Shares and the selling shareholder alone will continue to beneficially own approximately 21% of our outstanding Shares. As a result, our existing shareholders will have an influence in matters submitted to a vote of our shareholders, including matters such as approval of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors, capital increases and amendments to our bylaws. The interests of our controlling shareholders may, in certain cases, differ from your interests.

If we, the selling shareholder or our Senior Management sell additional Shares after this Offering, the market price of our Shares could decline.

The market price of our Shares could decline as a result of sales of a large number of Shares in the market after this Offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, the selling shareholder and our Senior Managers have agreed not to offer or sell, directly or indirectly, any Shares without the permission of the Joint Bookrunners for a period of 180, 180 and 360 days, respectively, following the completion of the Offering, subject to certain exceptions. Sales of a substantial number of Shares following the expiration of these lock-up periods, or upon permission of the Joint Bookrunners, could cause our share price to fall.

We continually evaluate potential refinery acquisitions. Any other significant acquisition may require us to issue Shares or securities linked to the Shares to finance all or a portion of such acquisition. There can be no assurance that those Shares or securities would be issued at an appropriate price and would not cause our share price to fall.

Our ability to pay dividends in the future will depend upon future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors.

The amount of any future dividend payments we may make will depend upon our future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors, including applicable provisions of Swiss law requiring us to maintain certain statutory reserves and of our current and future financing arrangements. Our business is volatile and there can be no assurance that we will have distributable reserves available for dividends in the future.

U.S. holders may not be able to exercise preemptive rights, and as a result may experience substantial dilution upon future issuances of stock.

U.S. holders of Shares may not be able to exercise any preemptive or preferential rights in respect of shares held by them unless a registration statement under the U.S. Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We currently have no intention of filing such a registration statement. As a result, in the future we may sell shares or other securities to persons other than our existing shareholders at a lower price than the shares being sold in this Offering, and as a result U.S. shareholders may experience substantial dilution of their interest in Petroplus Holdings AG.

There is doubt as to the enforceability of civil liability provisions of U.S. federal or state securities laws.

Petroplus Holdings AG is organized under the laws of Switzerland. Some of our directors and executive officers and certain of the experts named herein are neither citizens nor residents of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us, or to enforce against them in U.S. courts judgments obtained in such courts predicated upon civil liability provisions of the federal or state securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liability provisions of the federal or state securities laws of the United States.

U.S. investors generally will suffer adverse U.S. federal income tax consequences if Petroplus Holdings AG is characterized as a passive foreign investment company.

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Whether Petroplus Holdings AG is a PFIC is determined annually, and will depend, among other things, upon the composition of Petroplus Holdings AG's income and assets, the market value of Petroplus Holdings AG's stock and changes in Petroplus Holdings AG's activities and in the assets and gross receipts of subsidiaries in which Petroplus Holdings AG owns at least a 25% interest. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year. You can find a more detailed discussion of the PFIC rules, in "Certain Swiss and

U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation—Passive Foreign Investment Company".

Holders of our shares may be subject to exchange rate risks.

The Shares being sold in the Offering are priced in Swiss francs, and, assuming that a trading market for our shares develops on the SWX, will be quoted and traded in Swiss francs. In addition, any dividends we may pay will be declared and paid in Swiss francs. Accordingly, holders of Shares resident in non-Swiss jurisdictions are subject to risks arising from adverse movements in the value of their local currencies against the Swiss franc, which may reduce the value of the Shares, as well as that of any dividends paid.

USE OF PROCEEDS

At the Offer Price of CHF 63.00 per share, the net proceeds received by us from the New Shares in this Offering will be approximately $889.6 million (CHF 1,074.0 million).

We currently intend to use the net proceeds from the Offering to repay existing indebtedness.

We will not receive any proceeds from the sale of the Existing Shares by the selling shareholder other than approximately $225 million (€175 million) from the repayment of a note payable from the selling shareholder to our subsidiary Petroplus International B.V.

The actual total net proceeds from the sale of New Shares in the Offering will depend on the number of New Shares issued and actually placed at the Offer Price. This will also determine the amount of commissions to be paid to the Managers.

DIVIDENDS AND DIVIDEND POLICY

All Offered Shares will have the same dividend rights as our other outstanding Shares. The Offered Shares will be entitled to dividends paid, if any, beginning for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. Since our incorporation in Bermuda in February 2006, we have not paid any dividends. While we currently intend to retain our future earnings to finance the improvement and expansion of our business, we intend to implement a cash dividend policy for our Shares in the future. Future dividends on our Shares, if any, will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividends paid on the Shares will be subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. In accordance with the requirements of Swiss law, we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital, as required by Article 671 of the CO.

Swiss law requires that the declaration of any dividend proposed by the board of directors be approved at the annual general shareholders' meeting by a majority of the Shares represented at the meeting. In addition, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory requirements and our articles of association (article 728 paragraph 1 of the CO).

Any proposal by the board of directors to declare a dividend, if any, will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax and other legal considerations. We expect that the principal source of funds for the payment of dividends, if any, will be dividends, interest and debt payments received from our current and future subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with applicable law of the relevant jurisdiction. For these reasons, and for the other reasons described above, we can provide no assurances that we will declare and pay any dividends in the future or that, if paid, the dividends will correspond to the policy described above. Payment of any dividends on the Offered Shares will be denominated in Swiss francs.

Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves.

Dividends and similar payments by Swiss companies to certain persons and organizations are currently restricted pursuant to sanctions imposed by the Swiss government.

CAPITALIZATION

The table below sets forth capitalization and other balance sheet information for Petroplus (Core Entities) as of June 30, 2006 on an actual basis and on an adjusted basis to reflect:

- the sale of the New Shares at the Offer Price of CHF 63.00 per share;
- the selling shareholder's repayment on its note to Petroplus International B.V.; and
- the use of the net proceeds from this Offering and the selling shareholder's repayment of its note as described under "Use of Proceeds".

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2006 included elsewhere in this offering circular.

	As of June 30, 2006	
	Actual	Adjusted
	(in millions)	
Cash and short-term deposits	$ 101.3	$ 101.3
Interest bearing loans and borrowings	$1,347.0	$ 232.9
Total shareholders' equity	339.6	1,229.2
Total capitalization	$1,686.6	$ 1,462.1

The capitalization table above has been prepared based on the Petroplus (Core Entities) combined balance sheet as of June 30, 2006 and does not reflect our actual consolidated balance sheet, as the combined balance sheet does not include the financial position and results of operation of the Excluded Non-Core Assets. Further, the combined balance sheet is not presented at the level of Petroplus Holdings AG and does not reflect the effect of the consolidation of the holding companies of Petroplus International B.V. (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG). Going forward, the basis of presentation for our financial statements will be at the Petroplus Holdings AG level. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

DILUTION

Our net tangible book value per share represents:

- our total assets, less intangible assets;
- less total liabilities; and
- divided by the number of our Shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our Shares in the Offering and the net tangible book value per share of our Shares immediately following the Offering.

After giving effect to the sale of the New Shares at the Offer Price of CHF 63.00 and the receipt by us of an estimated $889.6 million of net proceeds from the Offering, the adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) would have been $1,209.0 million, or $20.72 per share. This also represents an immediate dilution of $31.48 per share to new investors purchasing Shares in the Offering. The following table illustrates this per share dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Offer Price per share	CHF 63.00	CHF 63.00
Net tangible book value per share before the Offering(1)	$7.92	$7.92
Adjusted net tangible book value per share after the Offering	$20.72	$22.03
Dilution per share to new investors	$31.48	$30.16

(1) This calculation is based on total shares of 40,336,600. This represents the total issued shares of Petroplus Holdings AG giving effect to the change in par value and the reverse acquisition of RIVR Aquisition B.V. in August 2006. You can find more information about these changes in our share capital under "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Share Capital Changes".

While the per share amounts in the table above have been calculated using the number of Shares of Petroplus Holdings AG, the net tangible book value and adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) has been derived from the value of Petroplus (Core Entities) combined balance sheet and does not reflect the net tangible book and adjusted net tangible book value of Petroplus Holdings AG. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

SELECTED FINANCIAL DATA

The tables below set forth selected pro forma combined financial and operational information for Petroplus Holdings AG, as well as selected historical combined financial and operational information for Petroplus (Core Entities) and selected historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Aquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The selected historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The selected historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The selected historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The selected historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the selected financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the selected financial information below for EPH for the six months ended June 30, 2006.

The selected pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering assuming an Offer Price of CHF 61.50 (the mid-point of the price range at which the Shares were offered) and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the selected financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information set forth below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SELECTED PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(unaudited) ($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[1]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[2]	$ 124.2	$ 157.7
Net debt[3]	$ (4.9)	$ 139.4
Hedging gain/(loss)[4]	$ (164.0)	$ 37.1
KEY OPERATING STATISTICS:[5]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 299.1
Refinery operating expenses[6]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.56
Refinery operating expenses[6]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005 (unaudited)	Six Months Ended June 30, 2006 (unaudited)
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[(1)]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[(2)]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[(3)]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[(4)]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[(5)]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refinery operating expenses	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[(6)]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[1]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[3]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[4]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data[8]:				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[5]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements, the Unaudited Pro Forma Combined Financial Statements and the related notes to those financial statements included elsewhere in this offering circular. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risk Factors" and elsewhere in this offering circular, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows us to achieve c.i.f. priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Recent Developments

Restructuring of Debt Facilities

In October 2006, we, through certain of our subsidiaries, secured a financing commitment for a new $635 million credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. This facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the repayment in full of the Senior Credit Facility (as described below) and the Second Lien Credit Facility (as described below). Borrowings under the Senior Secured Facility are expected to be available in euro, U.S. dollars, pounds sterling and Swiss francs.

In connection with the Offering we also intend to restructure and pay off certain of our debt agreements:

- We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to us to repay in full and cancel the Senior Credit Facility and the Second Lien Credit Facility.

- We intend to amend and increase the Inventory Revolving Credit Facility (as described below) to up to a total of $1.2 billion of committed availability for three years, which would allow for the subsequent cancellation of our Trade Finance Facilities (as described below). We also expect to have an option to increase the Inventory Revolving Credit Facility to up to $2.0 billion in connection with future acquisitions, including the Ingolstadt refinery.

In addition, we are considering replacing our Receivables Purchase Facility (as described below) with an asset backed commercial paper program in the first half of 2007 which would provide us with liquidity of up to $900 million.

Corporate Reorganization and Divestiture of Non-Core Assets

In August 2006, the selling shareholders contributed its shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. As part of and prior to the completion of this reorganization, we sold or entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties for total consideration of approximately $148 million, of which approximately $121 million had been received as of the date of this offering circular. The non-core assets include assets not related to our core refining and wholesale marketing operations and include Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; and Oxyde Chemical, our chemicals and plastics trading and distribution business. We also sold 4Gas, our liquefied natural gas import terminal and marketing businesses, to the selling shareholder in exchange for an approximately $225 million note and the assumption of approximately $64 million in debt, and sold our shares in the remaining non-core entities of the 4Gas group for an approximately $6.4 million note. We expect the selling shareholder to repay its note in full with part of the proceeds it receives from this Offering. You can find more information about these sales of non-core assets in "Certain Relationships and Related Party Transactions".

The Planned Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire one of ExxonMobil CE's refinery and wholesale businesses located in Ingolstadt, Germany. The purchase price will be approximately $425 million, plus the value of net working capital at the transaction closing date. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels. The Ingolstadt refinery has a crude oil throughout capacity of approximately 110,000 bpd. This acquisition is expected to close in the first half of 2007.

You can find more information about the planned acquisition of the Ingolstadt refinery and the effect this acquisition is expected to have on our results of operations in "—The Acquisition of the Ingolstadt Refinery", "—Outlook" and "The Acquisition of the Ingolstadt Refinery". The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Basis of Presentation

The discussions below under "—Results of Operations" and "—Liquidity and Capital Resources" contain separate analyses based on the Petroplus (Core Entities) Combined Financial Information and on the EPH Consolidated Financial Statements.

We have prepared and included in this offering circular the Petroplus (Core Entities) Combined Financial Information. This financial information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations (including the Cressier and Teesside refineries and EPH (the holding company of the BRC refinery) from the completion of the acquisition on May 31, 2006) for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. We have recorded the proceeds we received from the sale of the Excluded Non-Core Assets at the time the sale was realized directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these sales without impacting the

performance of our core operations in terms of the combined income statement and combined balance sheet.

We have prepared the Petroplus (Core Entities) Combined Financial Information in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering.

We believe the assumptions and adjustments underlying the Petroplus (Core Entities) Combined Financial Information are reasonable. However, the Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. In particular, our consolidated financial statements as of and for the year ending December 31, 2006 will not be directly comparable to Petroplus (Core Entities) Combined Financial Information because our consolidated financial statements will be prepared using IFRS principles for consolidation of subsidiaries, in particular, IAS 27, and will be prepared at the Petroplus Holdings AG level. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

Below we have also included separate discussions of the results of operations and cash flows of EPH based on the EPH Consolidated Financial Statements, which have been prepared in accordance with IFRS.

As subsidiaries are included in our financial statements from the date of their acquisition, the combined financial information for the Petroplus Core (Entities) as of and for the six months ended June 30, 2006 reflect the results of operations, financial position and cash flows of EPH from May 31, 2006, the date on which we acquired EPH, through June 30, 2006. To facilitate period-to-period comparability, we have added an adjusted column for the six months ended June 30, 2006 to the table of income statement data in the discussion of the results of operations for the Petroplus (Core Entities) below. The adjusted column excludes the results of operations of EPH for the period from May 31 to June 30, 2006. The discussion below of the results of operations for Petroplus (Core Entities) for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the figures in the adjusted columns.

Unless otherwise indicated, references to "we", "us" and "our" are to the Petroplus (Core Entities) only in the discussion below under "—Results of Operations" and "—Liquidity and Capital Resources".

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of

additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. The supply and distribution group is also responsible for our managing price exposure and related risks.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less material costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that when multiplied by a throughput number provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the ARA region, while a specific refinery might be located in an inland market where it is able to achieve a so-called inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super-unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super-unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil and product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging, activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery's relevant benchmark.

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly

available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil
BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/ two VGO/one 3.5% fuel oil

Each of the benchmark refining margins for our refineries are expressed in U.S. dollars per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

Cressier refinery. Based on the formula set forth in the table above, the benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 research octane number ("RON") gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a quote for gasoil) and 1% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery processes a low volume of MTBE as an additional feedstock. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately $2.50 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland. This regional premium across all products has historically averaged approximately $2.50 per barrel.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside refinery. The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oil are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and

straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately $0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

BRC refinery. The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 RON gasoline, two barrels of gasoil, two barrels of vacuum gasoil ("VGO") and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of naphtha on a c.i.f basis (as there is no direct quote, VGO has historically priced at this level) and 95 RON gasoline, heating oil (as a quote for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks. The overall effect of our crude and feedstock differential has historically averaged approximately $5.00 per barrel less than Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately $0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices[1]

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($/bbl)			
Crude Oil				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
Products				
Naphtha[2]	$42.42	$53.58	$49.13	$64.09
95 RON gasoline	$47.11	$63.02	$56.36	$75.72
ULSD	$51.94	$72.62	$66.92	$81.68
Gasoil[3]	$46.93	$67.63	$61.45	$77.78
1% Fuel oil	$25.12	$39.50	$34.30	$48.28
3.5% Fuel oil	$24.02	$36.38	$31.81	$47.13

Source: Bloomberg.

(1) Average of daily prices for trading days during the relevant period.

(2) Used also for the VGO price which does not have a quoted price.

(3) Based on the quoted price for heating oil.

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, interest rate and foreign currency fluctuations. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Materials cost for Petroplus (Core Entities) were negatively affected by hedging losses primarily relating to refining margin hedges of $7.1 million in 2004 and $116.1 million in 2005.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We are currently required to maintain certain levels of refining margin hedges in order to comply with our existing senior term debt and working capital facilities. We plan to repay and cancel our senior term debt and are currently renegotiating our working capital facilities to eliminate these hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we plan to significantly reduce the proportion of refining capacity hedges going forward. See "—Quantative and Qualitative Disclosure About Market Risks—Commodity Price Risk" and "Risk Factors—Risks Relating to Our Business and Our Industry—We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins".

Other Factors

We currently source our crude oil and refined petroleum products on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our Cressier and BRC refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and production of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, in the past we have purchased futures contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Also affecting our operating results is the safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

Petroplus (Core Entities)

All financial data in the discussion below of our results of operations are derived from the Petroplus (Core Entities) Combined Financial Information. As discussed above under "—Basis of Presentation", the discussion below of the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the "adjusted" column for the six months ended June 30, 2006 in the table of income statement data below.

The tables below provide supplementary income statement and operating data for Petroplus (Core Entities). Selected items in each of the periods are discussed separately below.

Petroplus (Core Entities)

	Year Ended December 31,		Six Months Ended June 30,		
	2004	2005	2005[1]	2006[1]	2006 Adjusted[1][2]
			($ million)		
INCOME STATEMENT DATA:					
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9	$2,952.4
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2	2,769.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7	$ 183.2
Personnel expenses	84.4	77.6	41.4	50.1	45.4
Operating expenses	51.8	68.6	30.6	35.4	32.6
Depreciation and impairments	31.0	40.7	18.1	19.6	18.2
Other administrative expenses	40.8	35.7	16.1	18.8	20.3
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8	$ 66.7
Financial(expense)/income, net	(33.4)	(63.7)	(48.3)	15.7	15.7
Financial currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)	(0.3)
Share of loss from equity investments	(2.7)	—	—	(0.2)	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4	$ 81.9
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)	(17.6)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2	$ 64.3
OTHER FINANCIAL DATA:[1]					
EBITDA[3]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3	$ 84.4
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5	$ 66.4

(1) Unaudited.

(2) Adjusted to exclude the results of operations of EPH for the period from May 31 to June 30, 2006.

(3) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
MARKET INDICATORS ($ per barrel):				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Benchmark refining margins:				
7/2/4/1 benchmark refining margin	$ 5.55	$ 7.79	$ 6.40	$ 7.13
5/1/2/2 benchmark refining margin	$ 3.97	$ 3.79	$ 3.78	$ 2.03

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA:[1][2]				
Crude oil throughput by refinery:				
Cressier	61.7	53.3	47.2	63.0
Teesside	98.5	105.4	106.1	89.9
Total crude oil throughput	160.2	158.7	153.3	152.9
Other feedstocks by refinery:				
Cressier	0.7	1.0	0.6	1.7
Teesside	—	—	0.2	—
Total other feedstocks	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Unhedged gross refining margin ($ million)	$282.4	$324.3	$108.6	$152.8
Refinery operating expenses ($ million)[3]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[3]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Unaudited.

(2) Excludes Antwerp processing facility.

(3) Refinery operating expenses reflect all costs directly related to the operation of the Teesside and Cressier refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at Cressier and Teesside[1]

	Year Ended December 31,				Six Months Ended June 30,			
	2004		2005		2005		2006	
	Thousands of bpd	% of throughput	Thousands of bpd	% of throughput	Thousands of bpd	% of throughput	Thousands of bpd	% of throughput
Throughput:								
Crude unit throughput								
Light sweet	143.6	89%	147.5	92%	143.2	94%	142.1	92%
Light sour	8.4	5	7.9	5	4.6	3	8.8	6
Medium sour	—	—	—	—	4.8	3	—	—
Heavy sour	8.2	5	3.3	2	0.7	—	2.0	1
Total crude unit throughput	160.2	100%	158.7	99%	153.3	100%	152.9	99%
Other throughput	0.7	—	1.0	1	0.8	—	1.7	1
Total throughput	160.9	100%	159.7	100%	154.1	100%	154.6	100%
Production:								
Light Products								
Gasoline	15.2	9%	13.2	8%	11.6	8%	15.9	10%
Diesel and gasoils	58.7	36	60.4	38	55.9	36	59.3	38
Jet fuel	10.7	7	8.3	5	8.0	5	9.1	6
Petrochemicals	0.8	1	0.7	—	0.6	—	0.6	—
Naphtha	22.6	14	25.0	16	24.8	16	21.9	14
LPG	4.0	2	3.2	2	3.2	2	3.5	2
Total light products	112.0	69%	110.7	69%	104.1	67%	110.3	71%
Low sulfur straight run	36.4	23	38.6	24	39.4	26	33.0	21
Fuel oil	8.9	6	7.3	5	5.8	4	8.2	5
Solid by-products/fuel consumed in process/fuel loss	4.0	2	3.6	2	3.7	2	3.8	2
Total production	161.3	100%	160.2	100%	153.0	99%	155.3	100%

(1) Unaudited.

Petroplus (Core Entities)—Six Months Ended June 30, 2006 (Adjusted) Compared to Six Months Ended June 30, 2005

Overview

Our net income was $64.3 million in the first six months of 2006 as compared to a net loss of $167.2 million in the corresponding period in 2005. Our operating income was $66.7 million in the first six months of 2006 as compared to an operating loss of $143.8 million in the corresponding period in 2005. Operating income in the first six months of 2006 included a gain of $66.4 million related to our commodity instruments. Operating income in the first six months of 2005 included a loss of $131.3 million related to our commodity instruments.

Revenue

Our revenue increased $331.3 million, or 13%, to $2,952.4 million in the first six months of 2006 from $2,621.1 million in the corresponding period in 2005. This increase in revenue was mainly attributable to higher refined petroleum product prices during the first six months of 2006.

Gross Margin

Our gross margin increased to $183.2 million in the first six months of 2006 from a loss of $37.6 million in the corresponding period in 2005. The improved gross margin in the first six months of 2006 was principally driven by gains from commodity instruments as well as strong market conditions. The net impact of our commodity instruments was a gain of $66.4 million in the first six months of 2006 as compared to a loss of $131.3 million in the corresponding period in 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 11% higher while our 5/1/2/2 benchmark refining margin for the Teesside refinery was 46% lower in the first six months in 2006 than in the first six months in 2005. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged $7.13 and $2.03, respectively, in the first six months in 2006.

Refinery Operations

Cressier. In the first six months in 2006, the Cressier refinery's total throughput rate averaged approximately 64,700 bpd.

In the first six months in 2005, the Cressier refinery's total throughput rate averaged approximately 47,800 bpd. The rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. In the first six months in 2006, the Teesside refinery's total throughput rate averaged approximately 89,900 bpd. The refinery experienced a reduced throughput rate due to a minor scheduled maintenance shut-down in the month of June 2006.

In the first six months in 2005, the Teesside refinery's total throughput rate averaged approximately 106,300 bpd.

Antwerp Processing Facility. Our Antwerp processing facility's results for the first six months of 2006 were an operating loss of $12.9 million as compared to an operating loss of $10.3 million for the first six months of 2005. The higher loss in the first six months of 2006 was largely due to increased expenditures related to the renewal of the facility's operating permit.

Personnel Expenses

Our personnel expenses increased $4.0 million, or 10%, to $45.4 million in the first six months of 2006 from $41.4 million in the corresponding period in 2005. This increase in personnel expenses was principally due to bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of our corporate reorganization.

Operating Expense

Our operating expense increased $2.0 million, or 7%, to $32.6 million in the first six months of 2006 from $30.6 million in the corresponding period in 2005.

Depreciation and Impairment

Our depreciation and impairment expenses increased $0.1 million, to $18.2 million in the first six months of 2006 from $18.1 million in the corresponding period in 2005.

Other Administrative Expenses

Our other administrative expenses increased $4.2 million, or 26%, to $20.3 million in the first six months of 2006 from $16.1 million in the corresponding period in 2005. This increase in other administrative expenses was principally due to increases in various professional fees, primarily for tax and consulting services.

Financial Income/(Expense), Net

Our financial income, net, was $15.7 million in the first six months of 2006 as compared to financial expense, net, of $48.3 million in the corresponding period in 2005. This positive financial income, net, in the first six months of 2006 was mainly due to gains of approximately $30.1 million related to foreign currency hedges as compared to a loss of $8.9 million in the corresponding period in 2005. In addition, the first six months of 2005 included a $22.9 million expense related to the repurchase of our senior notes due 2010 in connection with our delisting from the Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Our foreign currency exchange results represented a loss of $0.3 million both in the first six months of 2006 and in the corresponding period in 2005.

Share of Loss From Equity Investments

Our share of loss from equity investments was $0.2 million in the first six months of 2006 as compared to nil in the corresponding period in 2005.

Income Tax Benefit/(Expense)

Our income tax expense was $17.6 million in the first six months of 2006 compared to an income tax benefit of $25.2 million in the corresponding period in 2005. The income tax expense in the first six months of 2006 was largely attributable to growth in our operating income during that period, whereas the income tax benefit in the corresponding period in 2005 was primarily impacted by our hedging losses. Our effective tax rate was 21% in the first sixth months of 2006 as compared to the effective tax benefit of 13% in the corresponding period in 2005. Our effective tax rate in the first six months of 2006 was negatively impacted by significant gains on our commodity instruments and limitations on the use of our net operating losses and unrecognized tax losses.

Petroplus (Core Entities)—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Our net loss was $106.2 million in 2005 as compared to net income of $1.6 million in 2004. We recorded an operating loss of $45.8 million in 2005 as compared to operating income of $42.0 million in 2004. The operating loss in 2005 included a $116.1 million loss related to the change in fair value of our commodity instruments. This charge fully offset improvements resulting from the strong market conditions in 2005. The operating loss in 2004 included a loss of $7.1 million related to the change in fair value of our commodity instruments. In both 2004 and 2005, our commodity instruments were primarily refining margin hedges.

Revenue

Our revenue increased $192.3 million, or 4%, to $5,552.3 million in 2005 from $5,360.0 million in 2004. This increase in revenue was mainly attributable to overall higher refined petroleum product prices reflecting the stronger market conditions in 2005 versus the lower prices in 2004.

Gross Margin

Our gross margin decreased $73.2 million, or 29%, to $176.8 million in 2005 from $250.0 million in 2004. This decrease in gross margin was primarily due to the effects of our commodity instruments in a volatile and backwardated hydrocarbon market, where hydrocarbon prices were at historically high levels. We recorded losses of $116.1 million in 2005 and $7.1 million in 2004 related to the change in fair value of our commodity instruments, primarily refining margin hedges.

The effect of our commodity instruments on our gross margin in 2005 was partially offset by stronger average industry refining margins. Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 40% higher in 2005 than in 2004, averaging $7.79 in 2005 as compared to $5.55 in 2004. Our 5/1/2/2 benchmark refining margin for the Teesside refinery decreased 5% from $3.97 in 2004 to $3.79 in 2005. In 2005, refining margins were impacted by the overall volatility of the crude oil and petroleum products markets, which we believe were affected by, among other things, crude oil supply concerns related to the conflicts in the Middle East, political uncertainty in Nigeria and growth in demand for petroleum products.

Refinery Operations

Cressier. The Cressier refinery's total throughput rate averaged approximately 54,300 bpd in 2005, as compared to 62,400 bpd in 2004. The 2005 total throughput rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. The Teesside refinery's total throughput rate averaged approximately 105,400 bpd in 2005, as compared to 98,500 bpd in 2004. The increase in throughput rate was positively impacted by the absence of any turnarounds in 2005.

Antwerp. Our Antwerp processing facility's results for 2005 were an operating loss of $22.5 million as compared to an operating loss of $14.6 million in 2004. In 2005, the Antwerp processing facility experienced higher capital costs related to maintaining its operating permit and higher expenses for personnel training.

Personnel Expenses

Personnel expenses decreased $6.8 million, or 8%, to $77.6 million in 2005 from $84.4 million in 2004. This decrease in personnel expenses was principally due to a $10.0 million decrease in employee benefit expenses as a result of a change in the Swiss pension scheme, partially offset by increases in wages, salaries and bonuses.

Operating Expenses

Operating expenses increased $16.8 million, or 32%, to $68.6 million in 2005 from $51.8 million in 2004. This increase in operating expenses was primarily attributable to an increase of $9.7 million in chemical costs and an increase of $6.1 million in project costs. The increase in project costs related primarily to the regulatory permit expenses and other changes at our Antwerp processing facility.

Depreciation and Impairment

Depreciation and impairment expenses increased $9.7 million, or 31%, to $40.7 million in 2005 from $31.0 million in 2004. This increase in depreciation and impairment expenses was primarily due to an increase in property, plant and equipment purchased in 2004.

Other Administrative Expenses

Other administrative expenses decreased $5.1 million, or 13%, to $35.7 million in 2005 from $40.8 million in 2004. This decrease in general and administrative expenses was principally due to a reduction in bad debt expenses in the amount of $4.3 million.

Financial Income/(Expense), Net

Financial expense, net, increased $30.3 million, or 91%, to $63.7 million in 2005 from $33.4 million in 2004. This increase in financial expense, net, was mainly due to a $28.5 million expense related to

the repurchase of our 10.5% senior notes due 2010 in connection with our delisting from Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Foreign currency exchange losses were $3.1 million in 2005 as compared to $0.1 million in 2004. The losses in 2005 were principally due to volatility in foreign exchange markets. In addition, our Teesside refinery did not have a scheduled maintenance shut-down during 2005. As a result, we were able to sell more products in the local U.K. market, which increased our exposure to foreign currency adjustments.

Income Tax

An income tax benefit of $6.4 million was recorded in 2005 as compared to an income tax expense of $4.2 million in 2004. The income tax benefit in 2005 was primarily due to our operating loss in that year. The effective tax rate for 2005 decreased as result of an operating loss in 2005, as compared to operating income in 2004.

EPH

All financial data in this discussion of EPH's results of operations are derived from the EPH Consolidated Financial Statements.

The tables below provide supplementary income statement and operating data for EPH. Selected items in each of the periods are discussed separately below.

EPH

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005[1]	Six Months Ended June 30, 2006[1]
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Material costs	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
OTHER FINANCIAL DATA[1]				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Hedging gain/(loss)[3]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)

(1) Unaudited.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of EPH's operating results. Management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. EPH's EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($ per barrel, except as noted)			
MARKET INDICATORS:				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
6/1/2/2/1 benchmark refining margin	$ 3.32	$ 2.46	$ 1.84	$ 1.92
Dated Brent less Urals differential	$ 4.12	$ 4.06	$ 4.30	$ 4.32
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA[(1)]:				
Total crude oil throughput	91.1	92.7	95.7	89.6
Other feedstocks	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Unhedged gross refining margin ($ million)	$190.4	$275.5	$155.4	$152.2
Refinery operating expenses ($ million)[(2)]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[(2)]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Unaudited.

(2) Refinery operating expenses reflect all costs directly related to the BRC refinery's operation. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at BRC[(1)]

	Year Ended December 31,				Six Months Ended June 30,			
	2004		2005		2005		2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:								
Crude unit throughput								
Light sweet	5.0	5%	20.8	22%	15.8	16%	10.8	11%
Medium sour	72.9	77	52.0	54	60.2	62	55.7	57
Heavy sour	13.2	14	19.9	21	19.7	20	23.1	24
Total crude unit throughput	91.1	96%	92.7	97%	95.7	98%	89.6	92%
Other throughput	3.1	4	3.1	3	2.1	2	7.7	8
Total throughput	94.2	100%	95.8	100%	97.8	100%	97.3	100%
Production:								
Light Products:								
Gasoline	7.9	8%	8.9	9%	7.6	8%	10.7	11%
Diesel and gasoils[(2)]	55.1	58	56.2	59	56.5	58	59.4	61
Naphtha	7.0	7	7.2	7	9.0	9	4.0	4
LPG	1.8	2	2.2	2	2.1	2	2.4	2
Total light products	71.8	75%	74.5	77%	75.2	77%	76.5	78%
Fuel oil	19.5	21	17.7	19	22.4	23	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	4	3.4	4	3.3	3	3.5	4
Total production	94.4	100%	95.6	100%	100.9	103%	97.6	100%

(1) Unaudited.

(2) Includes VGO.

EPH—Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Overview

Net income was $56.7 million in the first six months of 2006 as compared to $67.0 million in the corresponding period of 2005. Operating income was $67.0 million in the first six months of 2006 as compared to $67.8 million in the corresponding period in 2005.

Revenue

Revenue increased $438.0 million, or 40%, to $1,526.7 million in the first six months of 2006 from $1,088.7 million in the corresponding period in 2005. This increase in revenue was mainly attributable to significantly higher refined petroleum product prices.

Gross Margin

Gross margin increased $17.2 million, or 16%, to $122.9 million in the first six months of 2006 from $105.7 million in the corresponding period in 2005. This increase in gross margin was mainly attributable to increases in refined petroleum product prices combined with purchases of lower-cost feedstocks to optimize the refinery's cost structure.

Average industry refining margins and crude oil price differentials were stronger in the first six months of 2006 than in the corresponding period in 2005. Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 4% higher in the first six months in 2006 than in the corresponding period in 2005. The 6/1/2/2/1 benchmark refining margin averaged $1.92 and $1.84 for the six months ended June 30, 2006 and 2005, respectively. The Dated Brent less Urals differential averaged $4.30 and $4.32 for the six months ended June 30, 2006 and 2005, respectively.

Refinery Operations

In the first six months in 2006, the BRC refinery's total throughput rate averaged approximately 97,300 bpd.

In the first six months in 2005, the BRC refinery's total throughput rate averaged approximately 97,800 bpd.

Personnel Expenses

Personnel expenses increased $10.6 million, or 63%, to $27.3 million in the first six months of 2006 from $16.7 million in the corresponding period in 2005. This increase in personnel expenses was principally due to higher bonuses paid in 2006, reflecting the increase in EPH's gross margin and an additional transaction bonus paid to certain employees in connection with our acquisition of EPH.

Operating Expenses

Operating expenses increased $4.5 million, or 42%, to $15.1 million in the first six months of 2006 from $10.6 million in the corresponding period in 2005. This increase in operating expenses was mainly attributable to costs incurred to maintain throughput levels during a power outage that occurred at the end of the first six months of 2006.

Depreciation and Amortization

Depreciation and amortization increased $0.5 million, or 6%, to $8.9 million in the first six months of 2006 from $8.4 million in the corresponding period in 2005.

Other Administrative Expenses

Other administrative expenses increased $2.4 million to $4.6 million in the first six months of 2006 from $2.2 million in the corresponding period in 2005. This increase in other administrative expenses primarily relates to the reversal of a provision in the first six months of 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net increased $3.5 million to $4.3 million in the first six months of 2006 from $0.8 million in the corresponding period in 2005. This increase in interest expense was mainly due to a $120 million increase in the Trade Finance Facilities during 2006.

Income Tax Benefit (Expense)

Income tax expense was $7.3 million in the first six months of 2006 compared to an income tax benefit of $0.4 million in the corresponding period in 2005. The income tax benefit recorded in the first six months of 2005 arose largely from utilization of tax-loss carryforwards. The effective tax rate was 11% in the first six months of 2006 as compared to a benefit of 1% in the corresponding period in 2005. The higher effective tax rate for the first six months of 2006 was primarily due to a change in EPH's tax jurisdiction from the Cayman Islands to Switzerland.

EPH—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Net income was $143.6 million in 2005 as compared to $79.5 million in 2004. Operating income was $146.9 million in the 2005 as compared to $91.1 million in 2004. Operating income included losses of $47.9 million in 2005 and $27.8 million in 2004 related to the change in the fair value of our commodity instruments, primarily refining margin hedges.

Revenue

Revenue increased $519.2 million, or 30%, to $2,267.4 million in 2005 from $1,748.2 million in 2004. This increase was mainly attributable to an overall price increase for refined petroleum products in 2005, reflecting stronger market conditions in 2005.

Gross Margin

Gross margin increased $65.0 million, or 40%, to $227.6 million in 2005 from $162.6 million in 2004. This increase in gross margin was principally driven by the BRC refinery's increased use of lower-cost feedstocks in its throughput slate.

Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 26% lower in 2005 than in 2004. The 6/1/2/2/1 benchmark refining margin averaged $2.46 in 2005 and $3.32 in 2004. The Dated Brent less Urals differential averaged $4.12 and $4.06, respectively, in 2005 and 2004.

Refinery Operations

In 2005, the BRC refinery's total throughput rate averaged approximately 95,800 bpd.

In 2004, the BRC refinery's total throughput rate averaged approximately 94,200 bpd.

Personnel Expenses

Personnel expenses increased $3.4 million, or 13%, to $28.9 million in 2005 from $25.5 million in 2004. This increase in personnel expenses was principally due to the higher bonuses that were paid as a result of the improved operating results, partially offset by a slight reduction in personnel.

Operating Expense

Operating expenses increased $8.6 million, or 36%, to $32.5 million in 2005 from $23.9 million in 2004. This increase in operating expenses was mainly attributable to higher costs related to repairs and maintenance, increases in excise taxes as a result of higher production and increased premiums for insurance.

Depreciation and Amortization

Depreciation and amortization decreased $0.8 million, or 5%, to $14.2 million in 2005 from $15.0 million in 2004.

Other Administrative Expenses

Other administrative expenses decreased $2.0 million, or 28%, to $5.1 million in 2005 from $7.1 million in 2004. This decrease in general and administrative expenses was principally due to the release of a provision in 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net, increased $0.7 million, or 44%, to $2.3 million in 2005 from $1.6 million in 2004. The increase was primarily due to increased interest on bank overdrafts of approximately $2.3 million offset by decreased interest on a loan from its parent company and additional interest income on higher cash balances in 2005.

Income Tax Benefit/(Expense)

An income tax benefit of $4.7 million was recorded in 2005 compared to an income tax expense of $1.7 million in 2004. The tax benefit in 2005 primarily arose from the utilization of tax loss carry-forwards in 2005.

Liquidity and Capital Resources

Cash Flows—Petroplus (Core Entities)

All financial data in this discussion of our cash flow activity are derived from the Petroplus (Core Entities) Combined Financial Information.

The following table summarizes the cash flow activity of Petroplus (Core Entities) for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$(48.1)	$(211.0)
Cash (used in) investing activities	(81.9)	(121.3)	(23.2)	(451.1)
Cash provided by (used in) financing activities	135.7	(3.5)	1.6	683.4
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 99.5	$ (77.2)	$(85.6)	$ 38.6
Cash and short-term deposits at beginning of period	40.4	139.9	139.9	62.7
Cash and short-term deposits at end of period	$139.9	$ 62.7	$ 54.3	$ 101.3

Operating Activities

Our working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude oil and refined product shipments and tax and other duty payments.

Cash flows used in operating activities for the six months ended June 30, 2006 were $211.0 million as compared to $48.1 million for the corresponding period in 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. For the six months ended June 30, 2006, the effect of working capital changes was negative $304.0 million. The majority of these working capital changes were due to changes in the fair value of our derivative instruments, partially offset by an increase in trade debtors due to the timing of payments received on our refined petroleum product sales. The effect of working capital changes was positive $137.0 million for the six months ended June 30, 2005. Working capital changes in the six months ended June 30, 2005 primarily reflected changes in the fair value of our derivative financial instruments, partially offset by an increase in inventory.

Cash flows provided by operating activities were $66.1 million for the year ended December 31, 2005 as compared to $38.0 million for the year ended December 31, 2004. Cash flows from operating

activities for the year ended December 31, 2005 were mainly impacted by changes in working capital. The effect of changes in our working capital for the year ended December 31, 2005 was $171.1 million as compared to $82.5 million for the year ended December 31, 2004. The effect of changes in working capital in 2005 primarily related to the timing differences between the receipt of cash for our refined petroleum products sales and payments for our inventory, as well as changes in the fair value of our derivative financial instruments.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $451.1 million as compared to $23.2 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 were mainly impacted by the $429.2 million (net of cash received) we spent to acquire EPH on May 31, 2006.

Cash flows used in investing activities for the year ended December 31, 2005 were $121.3 million as compared to $81.9 million for the year ended December 31, 2004. The cash flows used in investing activities in 2005 primarily reflect $74.7 million net cash paid for a note receivable issued to RIVR Acquisition B.V. The cash flows used in investing activities in 2004 primarily reflect $76.7 million in capital expenditures.

You can find additional information about our capital expenditures under "—Capital Spending".

Financing Activities

Cash flows provided by financing activities for the six months ended June 30, 2006 were $683.4 million as compared to cash flows provided by financing activities of $1.6 million for the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a net increase in debt of $526.1 million. This increase in debt was mainly used to finance the acquisition of EPH and our ongoing operations. We also received a shareholders' contribution of $157.3 million from the disposal of non-core entities. Financing activities in the six months ended June 30, 2005 primarily included a shareholders' contribution of $31.3 million from the sale of non-core assets offset by a net decrease in debt of $33.0 million.

Cash flows used in financing activities were $3.5 million for the year ended December 31, 2005 as compared to cash provided by financing activities of $135.7 million for the year ended December 31, 2004. Financing activities in 2005 primarily related to a net decrease in debt of $89.8 million. This decrease was largely offset by a shareholders' contribution of $89.5 million from the disposal of non-core assets. Financing activity in 2004 largely reflects $136.5 million from shareholders' contribution from the disposal of non-core entities.

You can find additional information about the terms of our indebtedness under "—Summary of Indebtedness".

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, our total cash and short-term deposits were $101.3 million and our total interest bearing loans and borrowings were approximately $1,347.0 million.

Cash Flows—EPH

All financial data in this discussion of EPH's cash flow activity are derived from the EPH Consolidated Financial Statements.

The following table summarizes EPH's cash flow activity for the periods indicated:

EPH

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$(65.1)	$ 66.3
Cash used in investing activities	(29.6)	(29.3)	(13.1)	(10.7)
Cash (used in) provided by financing activities	(44.2)	70.4	56.1	(118.1)
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 13.8	$ 44.8	$(23.2)	$ (61.8)
Cash and short-term deposits at beginning of period	29.8	43.6	43.6	88.4
Cash and short-term deposits at end of period	$ 43.6	$ 88.4	$ 20.4	$ 26.6

Operating Activities

EPH's working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude and refined product shipments and tax and other duty payments.

Cash flows provided by operating activities for the six months ended June 30, 2006 were $66.3 million as compared to cash flows used in operating activities of $65.1 million for the six months ended June 30, 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. The effect of working capital changes for the six months ended June 30, 2006 was negative $6.8 million, as compared to negative $144.1 million for the six months ended June 30, 2005. The changes in working capital in the six months ended June 30, 2006 are primarily the result of timing differences between the receipt of cash for refined petroleum products sales and payments for inventory. Cash flows from operating activities for the six months ended June 30, 2005 were mainly impacted by changes in inventory, trade debtors and trade creditors.

Cash flows provided by operating activities were $5.1 million for the year ended December 31, 2005 as compared to $87.1 million for the year ended December 31, 2004. Cash flows from operating activities in 2005 were mainly impacted by increases in payments for inventory. The effect of working capital changes for 2005 was negative $142.3 million as compared to negative $7.8 million for 2004. The changes in working capital in 2005 were primarily a result of increases in crude oil prices and the build-up of crude oil feedstocks and inventory.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $10.7 million as compared to $13.1 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 and 2005 primarily related to capital expenditures. Capital expenditures in the first six months of 2005 primarily related to the construction of a total isomerization plant ("TIP") unit, that became operational in June 2005.

Cash flows used in investing activities for the year ended December 31, 2005 were $29.3 million as compared to $29.6 million for the year ended December 31, 2004. The cash flow used in investing activities in 2005 reflects capital expenditures of $23.1 million, primarily for construction of the TIP unit and $4.9 million used for the acquisition of a small subsidiary. Capital expenditures were $4.5 million lower in 2005 than in 2004, reflecting lower permit-related expenditures in 2005.

You can find additional information about EPH's historical capital expenditures under "—Capital Spending".

Financing Activities

Cash flows used in financing activities for the six months ended June 30, 2006 were $118.1 million as compared to cash flows provided by financing activities of $56.1 million in the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a $98.0 million

dividend to EPH's parent company and net repayments on short-term borrowings of $21.4 million. Financing activities in the six months ended June 30, 2005 primarily reflect an increase of short-term borrowings of $51.4 million.

Cash flows provided by financing activities for the year ended December 31, 2005 were $70.4 million as compared to cash flows used in financing activities of $44.2 million for the year ended December 31, 2004. Financing activities in 2005 primarily reflects higher net borrowings that were incurred in 2005 to finance the construction of the TIP unit. Financing activities in 2004 primarily reflects net repayments in short-term borrowings of $51.9 million.

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, total cash and short-term deposits were $26.6 million, and total interest bearing loans and borrowings were approximately $114.4 million.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into three major categories:

Permit-related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities pursuant to regulations pertaining to the remediation or the reduction of the impact on soil, water and air and occupational, safety and health issues.

Sustaining capital expenditures include regular, non-permit-related capital expenditures we make to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut-downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

The total capital expenditures, excluding acquisition expenditures, of Petroplus (Core Entities) are summarized in the following table by major category for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (unaudited)
	($ million)		
Permit-related	$ —	$ 1.9	$ 2.1
Sustaining	73.3	35.6	10.4
Turnaround	3.4	9.1	9.4
Total capital expenditures	$76.7	$46.6	$21.9

The total capital expenditures of EPH are summarized in the following table by major category for the periods indicated:

EPH

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (unaudited)
	($ million)		
Permit-related	$11.8	$ 8.2	$ 5.8
Sustaining	13.1	14.7	5.5
Turnaround	2.7	0.2	1.1
Total capital expenditures	$27.6	$23.1	$12.4

You can find information about our budgeted capital expenditures in "—Outlook".

Summary of Indebtedness

Overview

The following table sets forth our financial indebtedness and cash balances on as of June 30, 2006 for the Petroplus (Core Entities), which includes EPH:

	As of June 30, 2006 (unaudited) ($ million)
Senior Credit Facility	$589.3
Second Lien Credit Facility	125.5
Inventory Revolving Credit Facility	323.0
Receivables Purchase Facility	79.1
Trade Finance Facilities	91.1
Other liabilities[(1)]	139.0
Total financial debt	$1,347.0
Cash and short-term deposits	101.3
Net financial debt	$1,245.7

(1) Other liabilities primarily relate to our other small credit facilities, our finance lease obligations and smaller credit facilities.

Below is a summary of the material credit facilities and other material financing arrangements for the Petroplus (Core Entities) and EPH, including a description of our plans with respect to such facilities or arrangements in connection with or following the Offering.

Term Loan Facilities

As described below, we have secured financing commitments for the Senior Secured Facility for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay and cancel our existing Senior Credit Facility and Second Lien Credit Facility.

Senior Secured Facility

During October 2006, we, through certain of our subsidiaries, secured financing commitments for a new $635 million (€500 million) senior secured credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the purchase of the Ingolstadt refinery. The Senior Secured Facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the full repayment and cancellation of the Senior Credit Facility and the Second Lien Facility. Funds can be drawn on the Senior Secured Facility in euro, U.S. dollars, pounds sterling and Swiss francs. The borrowings under this facility would be jointly

and severally guaranteed by certain of our subsidiaries. The borrowings will be secured by, *inter alia*, pledges from some of our subsidiaries on capital stock and fixed assets. We do not intend to draw on this new facility during 2006.

The Senior Secured Facility will contain covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, making capital expenditures and amending or waiving certain material agreements.

The Senior Secured Facility will also contain certain financial covenants, including covenants requiring us to maintain a minimum ratio of EBITDA to net interest expense.

Compliance with the covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the Senior Secured Facility.

Senior Credit Facility

Certain of our subsidiaries are party to a $781 million senior credit facility dated February 10, 2005 (as amended, the "**Senior Credit Facility**"). The borrowings under the Senior Credit Facility bear interest at LIBOR (or, in relation at any loan in euro, EURIBOR) plus the applicable margin and any mandatory costs. The margin range is 2.50% to 2.75% and for certain tranches the margin can be reduced based on our interest cover ratio.

As of June 30, 2006, the borrowing outstanding under the Senior Credit Facility was approximately $589.3 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Senior Credit Facility in full.

Second Lien Credit Facility

Certain of our subsidiaries are party to a second lien credit facility dated February 10, 2005 (as amended, the "**Second Lien Credit Facility**"). Borrowing availability under the Second Lien Credit Facility is limited to $127 million. The borrowings under the Second Lien Credit Facility bear interest at EURIBOR plus 6.5% and any mandatory costs.

As of June 30, 2006, the borrowing outstanding under the Second Lien Credit Facility was approximately $125.5 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Second Lien Facility.

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a $750 million multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended, the "**Inventory Revolving Credit Facility**").

The Inventory Revolving Credit Facility is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the Inventory Revolving Credit Facility. Revolving loans under the Inventory Revolving Credit Facility bear interest at a rate that is the aggregate of a margin of 1.75% per year and LIBOR (or, in relation to any revolving loan in euro, EURIBOR) and any mandatory costs. Bank overdrafts are limited to $20 million and bear interest at a rate that is the aggregate of a margin of 1.75% per year, any mandatory costs and the overdraft lender's base rate or such other base rate as is agreed. The margin is reduced to 1.50% per year if our consolidated tangible net worth, as defined in the documentation, is equal to or greater than €200 million. Commissions on payment instruments vary depending upon the type of payment instruments. The borrowings under the Inventory Revolving Credit Facility are jointly and severally guaranteed by certain of our subsidiaries and the SPV purchaser under our Receivables Purchase Facility and, such borrowings are secured by certain assets of the borrowers and certain of the

guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The Inventory Revolving Credit Facility terminates on December 23, 2008.

The Inventory Revolving Credit Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses, making certain dividend or other restricted payments and amending or waiving certain material agreements.

The Inventory Revolving Credit Facility Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of $165 million or the sum of $127 million plus 25% of our net income, whichever is higher;
- a minimum ratio of EBITDA to net interest expense of 2.20:1, with such ratio increasing on March 31, 2008 to 2.5:1 until maturity;
- a minimum ratio of total term borrowings to EBITDA of 3.45:1, with such ratio decreasing on June 30, 2007 and decreasing periodically thereafter to 2.25:1 until maturity; and
- a minimum ratio of cash flow to debt service of not less than 1:1 until maturity.

Compliance with these covenants is determined in the manner specified in the documentation governing the Inventory Revolving Credit Facility. Under the facility, the calculation of EBITDA differs from the calculation of EBITDA presented elsewhere in this offering circular.

As of June 30, 2006, our borrowings under the Inventory Revolving Credit Facility were $323.0 million.

Following the completion of the Offering, we intend to amend and increase the Inventory Revolving Credit Facility to up to a total of $1.2 billion of committed availability for three years. This increase would enable us to refinance and cancel our bilateral trade finance facilities described below. We also expect the amended Inventory Revolving Credit Facility to contain an option to increase the facility amount to up to $2.0 billion on a pre-approved but uncommitted basis in connection with the planned completion of our acquisition of the Ingolstadt refinery or the completion of any other acquisitions that we may make in the future, and we expect to have additional uncommitted availability under the facility. Money market loans under this amended and increased Inventory Revolving Credit Facility are expected to bear interest at a rate that is the aggregate of a margin of between 1.00% and 2.00% per year (depending upon our consolidated tangible net worth and upon our financial leverage ratio) and LIBOR (or, in relation to any loans in euro, EURIBOR) and any mandatory costs.

The amended Inventory Revolving Credit Facility is expected to contain certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of €500 million ($635 million) increasing by 25% of net income after tax (NIAT) starting with 2007 NIAT, capped at approximately €750 million ($950 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20:1, increasing December 31, 2007 to 2.50:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the amended Inventory Revolving Credit Facility.

Receivables Purchase Facility

Certain of our subsidiaries are party to a $400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "**Receivables Purchase Facility**"). The Receivables Purchase Facility is guaranteed by certain of our subsidiaries and are secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPV purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less 2 weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The Receivables Purchase Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The Receivables Purchase Facility also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio of EBITDA to net interest expense of 2.20:1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70:1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45:1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Receivables Purchase Facility.

As of June 30, 2006, our borrowings in U.S. dollars, euro, Swiss francs and pounds sterling under the Receivables Purchase Facility were $79.1 million.

We are considering replacing the Receivables Purchase Facility with an asset backed commercial paper program (the "**ABCP Program**") during the first half of 2007, which would also be used to finance receivables related to the sale of inventory from the BRC and Ingolstadt refineries and possibly from any other refineries that we may acquire in the future. If completed, we expect that the ABCP program would provide us with more liquidity (possibly up to a total of $900 million) than is currently available under the Receivables Purchase Facility.

Bilateral Trade Finance Facilities

EPH has five secured (including certain asset security) uncommitted bilateral trade finance facilities (the "**Trade Finance Facilities**"). As set out above, after the completion of the Offering, we intend to increase the Inventory Revolving Credit Facility and subsequently repay and cancel the Trade Finance Facilities.

As of June 30, 2006, the total amount available for utilization under these facilities was $660 million. The Trade Finance Facilities are available in the form of revolving loan advances, overdrafts and other payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and guarantees. The overdrafts under the Trade Finance Facilities bear interest at a rate that is the aggregate of each bank's cost of funding plus a margin of 1.50% per year for four of the facilities, with a total amount available of $510 million, and 1.25% per year for one of the facilities, with a total amount available of $150 million. The commissions on each payment instrument vary depending upon the type of payment instruments.

The Trade Finance Facilities contain financial covenants including, for two of the Trade Finance Facilities, covenants requiring EPH's subsidiary Petrotrade BV to maintain:

- a minimum net equity of at least $50 million; and
- a maximum ratio of total on- and off-balance sheet liabilities to net equity of 10 to 1.

Compliance with these covenants is determined in the manner specified in the documentation governing the Trade Finance Facilities.

As of June 30, 2006, EPH had $91.1 million of borrowings outstanding pursuant to the Trade Finance Facilities.

Other Working Capital Facilities

We also have some smaller working capital facilities available, including a $19 million overdraft facility.

Letters of Credit and Guarantees

There are amounts outstanding in relation to various letters of credit under certain working capital facilities and under various lines of credit in relation to guarantees. These instruments are used primarily for crude, feedstock and product purchases. At June 30, 2006, for Petroplus (Core Entities), the aggregate of the amounts outstanding in relation to these letters of credit and lines of credit is $608.9 million.

Liquidity and Capital Resources

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. To fund our planned acquisition of the Ingolstadt refinery and related supply and distribution assets, we intend to access our Senior Secured Facility, use cash flow from operations and potentially draw upon our working capital facilities. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Contractual Obligations

The following table summarizes the material contractual obligations and commitments for the Petroplus (Core Entities) as of December 31, 2005:

Petroplus (Core Entities)

	Payments Due by Period[1]			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
		(unaudited) ($ million)		
Long-term debt obligations[2]	$ 509.7	$ 148.7	$159.8	$201.2
Finance lease obligations	29.2	1.4	8.6	19.2
Operating lease obligations	8.9	5.9	1.8	1.2
Purchase obligations[3]	1,464.5	1,464.5	—	—
Total	**$2,012.3**	**$1,620.5**	**$170.2**	**$221.6**

(1) Excludes the purchase price for our acquisition of EPH and the purchase price for our planned acquisition of the Ingolstadt refinery and related supply and distribution assets.

(2) We intend to use the net proceeds received in the Offering and the proceeds from the selling shareholder's repayment of its note to Petroplus International B.V. to repay outstanding debt.

(3) Represents contractual obligations for future crude oil term purchases. These obligations were calculated using information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

The following table summarizes the material contractual obligations and commitments for EPH as of December 31, 2005:

EPH

	Payments Due by Period			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
	(unaudited) ($ million)			
Long-term debt obligations	$ 21.5	$ 9.8	$11.7	$—
Finance lease obligations	2.8	0.4	2.4	—
Operating lease obligations	2.8	0.4	1.5	0.9
Purchase obligations[(1)]	1,883.8	1,883.8	—	—
Total	$1,910.9	$1,894.4	$15.6	$0.9

(1) Represents contractual obligations for future crude oil term purchases. These obligations were calculated with information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price, volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2005, Petroplus (Core Entities) had letters of credit in the amount of $509.8 million and other guarantees in the amount of $85.8 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

As of December 31, 2005, EPH had guarantees in the amount of $21.6 million. The guarantees primarily related to security over credit facilities.

The Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire ExxonMobil CE's refinery and related businesses located in Ingolstadt, Germany. This acquisition is expected to close in the first half of 2007. There can be no assurances that the acquisition will be completed.

Based on information currently available to us, we believe that our acquisition of the Ingolstadt refinery will benefit us in the following ways:

We believe the acquisition will be accretive to our earnings, generate positive cash flow from operations and represent a 37% addition to our total throughput capacity. We expect to operate the Ingolstadt refinery at a total throughput of 100,000 to 110,000 bpd, which includes both crude oil and other feedstocks. Our ability to achieve these results depends on various factors, many of which are beyond our control, including the market environment for refined products and crude oil, general economic conditions, regulatory environment and unanticipated changes in the Ingolstadt refinery's operations.

The acquisition will increase our presence in Germany and Europe. The Ingolstadt refinery is located in the inland, niche southern German market providing product premiums for gasoline, jet fuel and other distillates, such as ULSD and heating oil. We estimate these product premiums to be approximately $1.50 per barrel compared to similar products sold in Rotterdam. We expect the Ingolstadt refinery's location advantage to continue, especially for middle distillates. Both Bavaria and Germany as a whole are short on middle distillates capacity.

The acquisition should enhance and complement our asset base. We believe the Ingolstadt refinery will enhance and complement our existing refineries. With the acquisition of the Ingolstadt refinery, we will increase the number of our operating refineries from three to four, and our combined crude oil throughput capacity from 295,000 to 405,000 bpd. We expect to be able to opportunistically direct crude cargoes from the oil fields in the Caspian Sea to either the Ingolstadt refinery or the Cressier refinery. In addition, the Ingolstadt refinery has a highly skilled and experienced workforce, who we believe complement the knowledge of our other refineries' workforces and enable us to further strengthen the implementation of best practices across our refineries.

Because the Ingolstadt refinery has historically been operated as part of the much larger organization ExxonMobil Corporation, detailed financial statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Schelhallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged $1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. We estimate that the regional premium has averaged approximately $1.50 per barrel across all of the refinery's products.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and production volumes in "The Acquisition of the Ingolstadt Refinery".

We have calculated an illustrative gross margin, which is revenue less materials costs, for the Ingolstadt refinery based on information currently available to us, including throughput and production data, and on assumed market prices adjusted for the Ingolstadt refinery's product premiums in its niche inland southern German market. Our estimate of the refinery's illustrative gross margin for both 2004 and 2005 is between $265 million to $275 million per year, with the results for 2005 being negatively impacted by a turnaround that occurred at the refinery during that year. In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The illustrative information presented above is based upon a number of assumptions. This information does not necessarily reflect the Ingolstadt refinery's actual historical performance and may not be representative of the Ingolstadt refinery's future financial performance.

Outlook

The discussion below contains forward-looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Forward-Looking Statements", "Risk Factors" and elsewhere in this offering circular.

The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt refinery and have not operated that facility. As a result, the forecasted information relating to the Ingolstadt refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that absent any unexpected changes, the refining industry will perform well in 2007, subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "—Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 6/1/2/2/1 benchmark refining margin for the BRC refinery and 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than the turnarounds described below.

Cressier Refinery

We expect the Cressier refinery's full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd in 2007.

BRC Refinery

We expect the BRC refinery's full-year total throughput rate will be approximately 85,000 bpd to 95,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut-down for an estimated 35 to 45 days.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's full-year total throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd, the refinery's crude oil throughput capacity.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strategic petroleum reserves throughout Europe. We estimate that we will generate approximately $9 million to $11 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt refinery. For the full-year 2007, we expect other revenues contributed by activities included in the Ingolstadt aquisition will be $13 million to $15 million.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 should range between $150 million and $180 million, excluding those related to the Ingolstadt refinery. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between $80 million to $85 million for the full-year 2007. These refinery operating expense estimates include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, excluding non-refinery personnel expenses and other administrative expenses, in 2007 will be consistent with our historical performance. Our non-refinery personnel expenses are expected to fluctuate in 2007 based on the number of our non-refinery employees and our financial performance.

Depreciation and Impairment

We expect depreciation and impairment expenses to be approximately $90 million to $100 million for 2007. This includes a full-year of depreciation of EPH assets and approximately $20 million for a full-year of depreciation related to our potential acquisition of the Ingolstadt refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life of four years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

After giving effect to the planned repayment and refinancing of our debt facilities discussed above under "—Recent Developments—Restructuring of Debt Facilities" and taking into account our expected financial performance, we expect that our net interest will have a blended rate of the published EURIBOR rate plus between 1.25% and 1.5%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities.

Income Taxes

We expect our effective income tax rate for 2007 to range from approximately 10% to 15% of our net income before taxes.

Capital Expenditures

Our strategy is to grow both through internal investments in our refineries and through the purchase of additional refinery assets. We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions and including those planned for EPH, to be $52 million for the six months ending December 31, 2006, and $146 million for the year ending December 31, 2007. We currently expect to spend $425 million, plus the value of net working capital, to complete the acquisition of the Ingolstadt refinery in the first half of 2007. Assuming crude oil prices of $65 per barrel, the value of the Ingolstadt refinery's net working capital would be approximately $345 million based on the refinery's current inventory levels. The following table summarizes our budgeted capital expenditures, excluding acquisitions, for the six months ending December 31, 2006 and for the year ending December 31, 2007 by major category:

Budgeted Capital Expenditures

	Six Months Ending December 31, 2006	Year Ending December 31, 2007(1)
	($ million)	
Permit-related	$10	$ 28
Sustaining	24	50
Turnaround	2	22
Subtotal	$36	$100
Project-related(2)	16	46
Total budgeted capital expenditures	**$52**	**$146**

(1) Excludes budgeted capital expenditures for the Ingolstadt refinery.

(2) Project-related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher-value light products at our refineries as well as IT projects.

Included in our forecasted project-related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. For the most part, the planned projects are in the $10 million to $25 million cost range and have an expected return period of approximately 1.5 to 2.5 years. We expect to put our currently planned group of projects in service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the six months ending December 31, 2006 and the year ending December 31, 2007, including those related to the acquisition of the Ingolstadt refinery, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to de-bottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately $55 million to $65 million to 2009. These projects are expected to increase the Cressier refinery's incremental throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Teesside Refinery

At our Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately

$20 million to $30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage installed to accommodate the higher-sulfur-content feedstocks. Based on our estimates, this project will cost approximately $70 million to $80 million by the time it is placed in service, during the scheduled turnaround in 2008.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization (TIP) improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shut-down in 2007 at a total cost of less than $1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. This project is expected to cost approximately $15 million, based on our estimates, and is also planned to be completed during the scheduled turnaround in 2007.

Antwerp Processing Facility

We are planning to improve the Antwerp processing facility's sulfur recovery, ability. By improving sulfur recovery, the desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm USLD. We expect this project to cost approximately $2 million and to be completed in 2008.

Ingolstadt Refinery

Based on our review of information provided by the seller, we expect that capital expenditures at the Ingolstadt refinery will amount to around $40 million to $45 million in 2007. Approximately $10 million of that amount relates to sustaining capital expenditures and the remainder relates to projects. Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement upon successful completion of the acquisition. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. As part of the sale and purchase agreement for the Ingolstadt refinery, we have agreed to fund the remaining expenditures for the project, which are currently expected to amount to approximately $5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, this project is expected to cost approximately $15 million and is to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low-sulfur heating oil. Following the implementation of the 1,000ppm heating oil project, the former reactor will be available for increased production of ULSD. The cost of this project is estimated to be approximately $9 million and would also be completed in 2007. This project is expected to increase the Ingolstadt refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third-party company to produce bio-diesel blending components. This third party would bear the cost of constructing a production plant for bio components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completed in 2008.

Quantitative and Qualitative Disclosure About Market Risk

General

The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk

Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum product, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity. Our commodity price-risk management strategy, therefore, focuses on ways to utilize the commodity futures and forward markets to manage risk associated with these price fluctuations.

In the past we have used several strategies to minimize the impact of volatility in feedstock costs and refined product prices on our profitability. Due primarily to the requirements of our existing senior debt and working capital facilities, we are required to hedge our refinery margin, being the spread between crude prices and refined petroleum product prices and hedge our minimum operating stock requirements. We maximize the atmospheric fuel oil premium through fixed differential physical contracts for our Teesside refinery. These hedges protect the refinery's expected minimum operating throughput of 70% of full capacity for 2007. Similar to our Teesside refinery, our Cressier refinery has previously been hedged at approximately 85% of production.

Prior to the completion of the Offering, we intend to amend our senior term debt and are currently renegotiating our bank facilities to eliminate the hedging requirements. Upon the amendment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward, which will leave us exposed to changes in the refining margins, and we possibly will reduce the amount of hedges on our minimum operating stock.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the U.S. dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the U.S. dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in U.S. dollars as well as euro, Swiss francs and pounds sterling.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in euros, Swiss francs and pounds sterling and then translated into U.S. dollars for inclusion in our financial statements. Thus, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a negative affect on our revenues as reported in U.S. dollars. Conversely, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a positive effect on our expenses as reported in U.S. dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated in not only U.S. dollars but also in euro, Swiss francs and pounds sterling. Accordingly, the relative movements of the exchange of the exchange rate of the U.S. dollar against any of these non-U.S. dollar currencies can significantly affect our results of operations.

As of June 30, 2006, approximately 34% of our pro forma combined indebtedness (not including any indebtedness we may incur in connection with the acquisition of the Ingolstadt refinery) was denominated in U.S. dollars, approximately 50% was denominated in euro, approximately 9% was denominated in Swiss francs and approximately 7% in pounds sterling. As a result, a decrease in the value of any of these non-U.S. dollar currencies against the U.S. dollar will result in a decrease in the U.S. dollar value of the relevant non-U.S. dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the U.S. dollar will result in an increase in the U.S. dollar value of such indebtedness.

Interest Rate Risk

As of June 30, 2006, we had $1,347.0 million of total borrowings. We are subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of June 30, 2006, we had interest rate swaps against these borrowings in a total aggregate amount of approximately $459 million with a remaining average maturity of approximately 2.2 years.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees or letters of credit or similar credit mitigation instruments.

Critical Accounting Judgments and Estimates

The preparation of our financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require a more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to our Cressier refinery; in the course of evaluating that contract under IFRIC 4, *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined product to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Goodwill

We determine whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use

requires us to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets

Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write-down of crude oil or refined petroleum products may be considered. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

INDUSTRY OVERVIEW

Introduction

Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable finished petroleum products, such as diesel fuel, gasoline and home heating oil. Refining is primarily a margin-based business where both the feedstocks and refined petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks and converting them into finished petroleum products.

The oil refining industry operates in a global business environment. There is worldwide demand for crude oil, other feedstocks and refined petroleum products, all of which are transported at relatively low costs by sea and by pipeline between geographic regions. There are 662 oil refineries worldwide, with approximately 103 operating in western Europe.

The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the cost of crude oil. By way of demonstrating the improved industry environment, the Northwest European crack spread, as an indicator of margins for individual refineries operating in the Antwerp-Rotterdam-Amsterdam ("ARA") region, averaged $2.95 per barrel between 1992 and 1999. As a result of the improvement in underlying industry fundamentals, these spreads averaged $6.96 per barrel from 2000 to 2005 and $11.89 per barrel in the first six months of 2006. The following chart shows the Northwest European 2/1/1 crack spread per barrel since 1992, together with the average crack spread per barrel for the periods from 1992 to 1999 and from 2000 to 2005 and the first half of 2006:

Northwest European Refining Margins: 1992–2006



$/bbl
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Average 1992-1999: $2.95
Average 2000–2005: $6.96
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
H1 2006
Bloomberg NWE Cracking US$/bbl (Ticker: CRKS211B)

Source: Bloomberg.

The European oil refining industry is currently characterized by capacity shortages, high utilization rates, increasing demand for specialized refined petroleum products, especially ULSD, and increasing supplies of lower cost sour crude oils. The overview below explains the basics of the refining process and certain factors that influence our industry.

Refining Basics

Refineries are uniquely designed to process specific crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

- separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;
- chemically convert the separated hydrocarbons into more desirable products; and
- treat the products by removing unwanted elements and compounds.

Each step in the refining process is designed to maximize the value of the refined petroleum products produced.

Below is a description of refinery conversion units. Not all refineries possess each of these units.

Distillation. The first refinery units to process crude oil are typically the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and liquefied petroleum gas, vaporize and exit the top part of the atmospheric distillation unit. Medium-boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher-boiling liquids, such as fuel oils, and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher-value products or are sent to storage tanks for sale to customers.

Conversion. The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking", a process that breaks, or cracks, higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the visbreaking unit, the coker, the hydrocracker and the FCC unit. Thermal cracking is accomplished in the visbreaking unit and/or the coker. The visbreaking unit receives heavy residuum feedstock from the crude distillation units and transforms it at high temperature into lighter products such as gasoline, naphtha, kerosene and distillates. The remaining heavy residuum from the visbreaker has a lower viscosity than the heavy residuum from the crude distillation unit, which means that fewer diluents have to be added to be able to use the residuum as fuel oil. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC. Hydrocrackers receive feedstocks from cokers, FCCs and crude distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude distillation units and coker into liquefied petroleum gas, gasoline and distillates by applying heat in the presence of a catalyst. A FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

Reforming. The production of light distillates is performed in a refinery's continuance catalyst regeneration unit. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

Removal of Impurities. Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals, and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil

The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour):

- *Density.* The less dense the crude, the lighter and thinner it is. Conversely, the more dense the crude, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees". The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.
- *Sulfur content.* Crude is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

The terms light, medium and heavy when used in reference to crude oils refer to their API gravity, and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil. Light sweet crude oils typically are more expensive than heavy sour crude oils because they require less treatment and, therefore, lower operating costs to produce a slate of products with a greater percentage of higher value, light refined products. Heavy and sour crude oils produce a greater percentage of lower-value products with simple distillation and require additional processing and higher operating costs to produce the higher-value, light refined products. In seeking to maximize their refining margins, refiners strive to process the optimal mix, or slate, of crude oils through their refineries, depending on each refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils.

Industry Terminology

Crack Spreads

Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. The "2/1/1" crack spread assumes two barrels of crude oil will be converted, or "cracked", into one barrel of gasoline and one barrel of diesel fuel. Average 2/1/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. In Europe, the crude oil used to calculate crack spreads is Brent blend for northwest Europe, and Urals, also referred to as Russian Export Blend Crude Oil or "REBCO", for the Mediterranean region.

Actual refinery margins vary from the 2/1/1 or other reference crack spread due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crudes

Oil prices and quality are usually stated by reference to certain benchmarks, including:

- *Dated Brent* is the price of all ready shipments of Brent blend, a light sweet North Sea crude oil. Brent blend has a gravity of approximately 38° API and sulfur content of approximately 0.4%. Most of the Brent blend is refined in northwest Europe, but significant volumes are also shipped to the United States and the Mediterranean region. Oil production from Europe, Africa and the Middle East flowing west tends to be priced off the Dated Brent benchmark. According to the International Petroleum Exchange, this benchmark is currently used for pricing of two-thirds of the world's internationally traded crude oil supplies. Brent blend has a rolling-price assessment based on the physical Brent-Forties-Oseberg crude oil cargoes loading not less than ten days forward and loaded f.o.b. at the named port of shipment.
- *West Texas Intermediate* (or "WTI"), the benchmark for North American crude oil, is lighter and sweeter than Brent. WTI has a gravity of approximately 40° API and sulfur content of approximately 1.2%.
- *Urals*, the Russian benchmark crude oil, is a medium sour crude oil. Urals is a mixture of several crude oil qualities transported for export and domestic Russian use via the Russian crude oil

transportation system. Urals has a gravity of approximately 32° API and sulfur content of approximately 1.2%. The spot price of Russian Export Blend is reported at Augusta, Italy, and Rotterdam, the Netherlands, the two primary delivery points.

Sweet/Sour Differential

The sweet/sour differential is the price differential between sour and light sweet crude oils. In the European context, this term generally refers to the price differential between Urals and the Brent blend. Urals crude oil, being a heavier and more sour crude than Brent blend, typically trades at a discount to Brent blend. The price differential has increased in recent years as a consequence of the increase in the production of sour crude oil, demand for light petroleum products and demand for sweeter crudes due to more stringent sulfur-content regulations for gasoline and diesel fuel.

Product Differentials

Because refineries produce many other products that are not reflected in crack spreads, product differentials to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel, and relatively low volumes of by-products, such as liquefied petroleum gas, residual fuel oil, petroleum coke and sulfur.

Operating Costs

Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy.

Refinery Products

The main refinery products, not all of which we produce, are as follows:

Petroleum Gases. Petroleum gases are the lightest products of the refining process, primarily consisting of methane, ethane, propane and butane. Their primary uses include heating and use as an intermediary in petrochemical manufacturing processes. Petroleum gases are often liquefied under pressure to create liquefied petroleum gas ("LPG"), consisting primarily of propane and butane, for use as a fuel and an intermediate material in the petrochemical manufacturing process.

Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene and isobutylene, are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemicals are produced for use as solvents, including benzene, toluene and xylene.

Gasoline. One of the most significant refinery products is motor gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

Naphtha. Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry, for catalytic reforming and in the production of hydrogen.

Middle Distillates. Middle distillates are diesel fuels, heating oils and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating and oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking and space heating, lighting, solvents and for blending into diesel fuel.

Fuel Oil. Fuel oils are petroleum products that are used as fuels for home heating and industrial and utility boilers.

Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

Petroleum Coke. Petroleum coke, a by-product of the coking process, is almost pure carbon and has a variety of uses. Fuel-grade coke is used primarily by power plants as fuel for producing electricity. Premium grades of coke, low in sulfur and metal content, are used as anodes for the manufacture of aluminum.

Niche refined petroleum products. Various refined petroleum products are produced in relatively small quantities such as base oils, biofuels, MTBE, ETBE, TAME and other refined petroleum products. These products are commonly used as blending components for transportation fuels or for lubricants.

Industry Characteristics

Refinery Complexity

Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. The configuration of complex oil refineries is typically oriented towards the production of gasoline (catalyst cracking), whereas the configuration of others is oriented towards the production of middle distillates (thermal conversion and/or hydrocracking). Refinery complexity is commonly measured by the Nelson Complexity Index, which is calculated annually by the *Oil and Gas Journal*. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more - complex than crude distillation for the same amount of throughput. The average Nelson Complexity Index rating for refineries in western Europe is approximately 7.2.

Refinery Locations

The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via sea tanker vessels, pipelines, rail or tank trucks. Refining companies seek to maximize their profits by placing their products in the markets where they receive the highest netbacks. Due to their lower logistics costs, oil refineries located in coastal areas typically have a competitive advantage over oil refineries located inland in sourcing crude oil supplies. Nevertheless, certain inland refineries with niche market positions may also have significant competitive advantages. Oil refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and satisfying local demand.

Ownership of Refineries

Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream activities, or refining, marketing and other operations, such as gas, petrochemicals, power, and transportation operations.

An independent refiner has no source of proprietary crude oil production; it purchases its feedstocks on the open market under term or spot contracts.

Refiners primarily distribute their products through either wholesale or retail channels. Oil refining companies that operate as wholesalers principally sell their refined petroleum products under term and spot contracts to their customers. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets.

In recent years, integrated oil companies have sought to lower their exposure to the western European refining sector through divestments and rationalization of their refining portfolio. We believe this trend will continue.

Industry Trends

Limited Oil Refining Capacity

The global demand for refined petroleum products has grown faster than refining capacity for those products in recent years. According to the *2006 BP Statistical Review of World Energy*, while refining capacity in the European Union decreased approximately 23% from 19.2 million barrels per day in 1981 to 14.8 million barrels per day in 2005, demand for refined fuels increased 11.3% from 4.8 billion barrels to 14.8 million barrels over the same period.

The following chart sets forth global oil refining capacity and global refined petroleum product demand and supply from 1966 through 2005:

Global Oil Refining Capacity and Product Demand and Supply: 1966–2005



Thousands of bpd
90,000
80,000
70,000
60,000
50,000
40,000
30,000
1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004
Global Product Supply
Global Refining Capacity
Global Product Demand

Source: 2006 BP Statistical Review of World Energy.

The oil refining industry was characterized by overcapacity throughout the 1980s and much of the 1990s, resulting in lower investment in additional refining and conversion capacity. Although global refining capacity began to rise again during the late 1990s, particularly in Asia, Africa and the Middle East, this was offset by refinery closures in western Europe and the United States. The number of refineries in operation in western Europe declined from 158 in 1981 to 103 in 2005 and in the United States from 303 to 132 during the same period. These closures typically involved inefficient, small-scale and technologically weak refinery assets. Since the 1980s, instead of directing investment towards the construction of new refineries, western European and U.S. refiners have been directing investment towards expanding the capacity of existing infrastructure, upgrading and converting existing infrastructure to comply with increasingly stringent environmental regulations and making refineries more competitive through better technology, energy conservation and greater ability to run cheaper crude oil feedstocks. In addition, current U.S. and E.U. environmental legislation, lengthy planning procedures and construction times averaging five to seven years limit the relative attractiveness of "greenfield" refinery investments compared with investments in upgrades of existing facilities. Chinese GDP expansion is expected to absorb much of the planned increase in Asian refining capacity.

From 1981 to 2005, the compound average growth rate in global refining capacity was 0.4% compared to a compound average growth rate of 2.0% for petroleum products consumption during the same period, highlighting the shrinking excess refinery capacity gap and the limited ability for growth in capacity to match the growth in demand. Within our operating markets, the capacity constraints are even more acute.

The following table sets forth the total refining capacity located in certain countries that form part of the operating market for our current refinery activities and the total refining capacity in the European Union in 1995, 2000 and 2005 and the compound annual growth rate of that capacity from 1995 to 2005:

Total Refining Capacity: 1995, 2000 and 2005

	1995	2000	2005	Compound Annual Growth Rate (1995-2005)
	(thousands of bpd)			%
United Kingdom	1,884	1,778	1,848	(0.19)%
Belgium	692	770	778	1.18%
Switzerland	132	132	132	0.00%
Germany	2,104	2,262	2,322	0.99%
Total European Union	14,130	14,498	14,901	0.53%

Source: 2006 BP Statistical Review of World Energy and, for Switzerland, Oil and Gas Journal.

High Utilization Rates

Between 1981 and 2005, refinery utilization increased from 63.8% to 92.4% in the European Union and from 69.7% to 87.7% in the United States. The US Energy Information Administration projects that over the next 25 years utilization will remain high relative to historic levels, ranging from 93% to 95% of design capacity in the United States, approaching an effective maximum rate. The trend towards greater capacity utilization has been driven by several factors including those discussed above.

The following chart sets forth the average utilization rates of oil refineries located in the European Union and the United States compared with the number of operable refineries in Western Europe and the United States from 1981 through 2005:

Number of Refineries Versus Utilization in Europe and the United States: 1981–2005



Utilization rate (%)
100%
90%
80%
70%
60%
50%
Number of refineries
300
250
200
150
100
50
1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005
Average Utilization Rate European Union
Average Utilization Rate United States
Number of Western European Refineries
Number of U.S. Refineries

Source: 2006 BP Statistical Review of World Energy and Oil and Gas Journal.

Forecasted Supply and Demand Fundamentals

The structure and development of supply and demand of refined petroleum products, as well as the specifications for refined petroleum products, vary between geographical regions. Europe and North America are expected to show only a limited increase in capacity but continued growth in demand. In North America, this is expected to increase further the net shortage in refining capacity, while in

Europe the supply-demand situation is expected to remain tight. The table below shows the expected development in total demand for petroleum products and refinery supply for Europe and North America for 2005, 2010 and 2015:

Europe and North America Petroleum Product Demand and Refining Capacity: 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Demand	16,825	17,270	17,514
Supply	17,007	17,459	17,667
Surplus	182	189	153
North America			
Demand	22,110	22,758	23,636
Supply	20,992	21,643	22,359
Deficit	(1,118)	(1,115)	(1,277)

Source: Energy Market Consultants (2006).

Even though demand is expected to increase in both North America and Europe, the structure of demand is expected to develop differently in the two regions. In Europe, there is expected to be increasing demand for diesel and a decreasing demand for gasoline, as a result of a trend away from gasoline-powered cars and towards diesel-powered cars. In contrast, demand for gasoline is expected to grow in North America. The graphs below show the aggregate demand for the principal refined petroleum products for 2005, 2010 and 2015 for North America and Europe.

Demand for Petroleum Products in North America: 2005, 2010 and 2015



12,000
10,000
8,000
6,000
4,000
2,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

Demand for Petroleum Products in Europe: 2005, 2010 and 2015



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

As a result, significant imbalances between demand and supply of different refined petroleum product qualities have developed. Most importantly, according to Energy Market Consultants, there is currently a shortage of gasoline production capacity in North America of 677,000 bpd, while Europe is facing a shortage of diesel fuel production capacity of 225,000 bpd. The increased European demand for diesel also resulted in a decrease in demand for gasoline and consequently Europe currently has a surplus of 1,047 bpd in gasoline. These imbalances are expected to continue over the next ten years due to increasing demand generated by forecasted population growth in each of these regions, the increasing dieselization in Europe and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The table below shows the expected development in net supply position in Europe and North America for diesel and gasoline for 2005, 2010 and 2015:

Gasoline and Diesel Surplus/(Deficit): 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Gasoline	1,047	1,709	2,094
Diesel	(225)	(353)	(568)
North America			
Gasoline	(677)	(541)	(608)
Diesel	(66)	(73)	(4)

Source: Energy Market Consultants (2006).

These product supply-and-demand imbalances within Europe and North America have created attractive opportunities for those oil refiners capable of supplying products complying with the required specifications in each geographical region. Price differentials between Europe and North America that result from the above-mentioned product supply and demand imbalances make exporting to North America an attractive opportunity. Refineries in the European Atlantic Basin that are located near, or

have pipeline connections to, deep water shipping terminals are expected to benefit from the expected future growth in exports of gasoline from Europe to North America.

The expected demand development in our operating markets is similar to the aggregate demand development for Europe as a whole. The following chart illustrates the demand in the operating markets for various refined petroleum products in 2005 and forecasts for 2010 and 2015:

Total Demand for Petroleum Products: 2005, 2010 and 2015


3,000
2,500
2,000
1,500
1,000
500
0
000s bpd
Belgium
Germany
UK
Switzerland
2005
2010
2015

Source: Energy Markets Consultants (2006).

Market Prices

The pricing of refined petroleum products is mainly driven by the prevailing demand-and-supply balance, movements in crude oil prices and changes in inventory levels as well as the price development of standardized transactions made on the major petroleum exchanges. The following chart illustrates

market-price trends for the principal refined petroleum products and for Dated Brent for 1995 through 2005:

Petroleum Product Prices: 1995–2005


100
90
80
70
60
50
40
30
20
10
0
$ per bbl
Jan -95
Jul -95
Jan -96
Jul -96
Jan -97
Jul -97
Jan -98
Jul -98
Jan -99
Jul -99
Jan -00
Jul -00
Jan -01
Jul -01
Jan -02
Jul -02
Jan -03
Jul -03
Jan -04
Jul -04
Jan -05
Jul -05
Jan -06
Jul -06
Gasoline
ULSD
Dated Brent

Source: Platts.

Price trends of refined petroleum products do not necessarily track the price trends of crude oil, since product price trends are also affected by inventory levels and by price fluctuations on international oil exchanges. The following chart illustrates the differences between the market prices of the principal refined petroleum products and market price for Dated Brent for 1995 through 2005:

Petroleum Product Crack Spreads: 1995–2005


30
20
10
0
-10
-20
-30
$ per bbl
Jan -95
Jul -95
Jan -96
Jul -96
Jan -97
Jul -97
Jan -98
Jul -98
Jan -99
Jul -99
Jan -00
Jul -00
Jan -01
Jul -01
Jan -02
Jul -02
Jan -03
Jul -03
Jan -04
Jul -04
Jan -05
Jul -05
Jan -06
Jul -06
Gasoline
ULSD
Fuel Oil

Source: Platts.

Increased Light/Heavy and Sweet/Sour Differentials

With the improvement in the global economy in recent years, worldwide crude oil demand has increased. The incremental production from OPEC and other oil producers to fill this demand has tended to be heavier, sour crude oils. At the same time, many refiners have turned to processing lighter crude oils to maximize yields of light transportation fuels, resulting in increased supplies of heavy and sour crude oils. As a result, the discounts for heavy and sour crude oils relative to the prices of light crude oils have increased. The average price differential between Dated Brent crude oil and Urals crude oil averaged $4.32 per barrel in the first six months of 2006 compared to $4.30 per barrel in 2005, $4.12 per barrel in 2004 and $1.66 per barrel in 2003. We believe that greater worldwide supplies of lower-cost heavy and sour crude oils and increased demand for light crude oils will continue to provide a cost advantage to refineries with complex configurations that are able to process heavier, sour crude oils.

The following chart shows the price differential between Dated Brent crude oil and Urals crude oil from 1994 through the first half of 2006:

Brent—Urals Spread: 1995 to 2006



$ per bbl
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1H 2006

Source: Bloomberg.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve c.i.f.-priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.

May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell or contract to sell Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example, we:

Recruited an Experienced Management Team. In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has more than 25 years of industry experience and a proven track record of successfully growing and enhancing shareholder value. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.

Acquired the BRC refinery. In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.

Divested Our Non-Core Assets to Focus on Refining. We continued to divest, or entered into contracts to divest, non-core assets that were not related to our refining and wholesale marketing operations and in August 2006 we sold the majority of the remaining non-core assets for approximately $378 million plus approximately $64 million of assumed debt. These non-core assets primarily included Petroplus Tankstorage, Frisol/Bunkering, Oxyde Chemical, 4Gas and other non-core assets. You can find more information about these divestitures in "Certain Relationships and Related Party Transactions".

Agreed to Acquire the Ingolstadt Refinery. We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets. The purchase of the Ingolstadt refinery is expected to increase our combined crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

Favorable Supply and Demand Fundamentals in Europe. We believe that the supply and demand fundamentals for refined petroleum products in Europe have improved since the late 1990s and will remain favorable. According to *Oil and Gas Journal*, the number of refineries in western Europe, decreased from 158 in 1981 to 103 in 2005. Energy Market Consultants projects that capacity additions in western European countries will increase total refining capacity at an annual rate of only 0.2% per year over the next decade, while demand for refined petroleum products is expected to continue to grow steadily at 0.4% per year over the next decade. Most of this growth in demand is expected to come from diesel and jet fuel, partially offset by a decrease in demand for gasoline.

Increasing Supply and Demand Imbalances Between Europe and North America. Significant imbalances between demand and supply of different refined petroleum product qualities have developed in North America and Europe. North America currently is facing an increasing shortage of gasoline production capacity. Europe, on the other hand, is facing an increasing shortage of diesel fuel production capacity while having an excess of gasoline production capacity. These imbalances are expected to continue in the next few years due to increasing demand generated by forecasted population growth and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The price differentials between Europe and North America that result from these supply and demand imbalances are making long-distance sea transport of refinery products increasingly attractive.

Continued Consolidation of the Refining Sector. We believe that the continuing consolidation in the refining industry may create attractive opportunities to acquire competitive refining capacity. During the period from 1995 to 2005, the percentage of U.S. refining capacity owned by major integrated oil and/or state-owned companies decreased from 76% to 68%. During this same period, the percentage of U.S. refining capacity owned by the top ten owners of refining assets increased from 50% to 67%, and the share held by independent refiners increased from 24% to 32%. We believe similar trends are currently underway in Europe where the market share held by independent refiners increased from 11% to 16% between 1995 to 2005. We believe the U.S. and European refining industry will continue to consolidate in the future.

Increasing Demand for Products Meeting Tighter Specifications. We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels. Tightened petroleum product specifications and the increased role of renewable raw materials have resulted in increasing demand for new high-quality transportation fuels and other products, such as ULSD and biodiesel. Demand for low-sulfur products in the European Union is expected to increase further as the E.U. mandatory maximum sulfur limit for gasoline and diesel fuel is lowered in 2009 from the current limit of 50ppm to 10ppm.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

Track Record of Highly Experienced and Growth-Oriented Management Team. Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team have a proven track record in the refining industry. From 2002 to 2005, Mr. O'Malley was the chairman and chief executive officer of Premcor Inc. From 1990 to 2001, he was chairman and chief executive officer of Tosco Corporation. Mr. O'Malley led both Premcor Inc. and Tosco Corporation during periods of significant growth in operations and shareholder returns through successful refinery asset acquisitions and seamless integration of these acquisitions. At Petroplus, he has assembled an experienced and committed management team consisting of executives who have held key management positions in growth-oriented organizations in the refining sector.

Proven Ability to Identify, Execute and Integrate Acquisitions. The Petroplus organization and our new management team have substantial experience in identifying, executing and integrating acquisitions. We believe we are at the forefront of successfully consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the

Ingolstadt refinery acquisition in July 2006. We believe our established track record of operating refineries, combined with the previous experience and reputation of our new management team, provides us with the credibility required to be the preferred buyer in divestment processes.

Leading Pure Play Refiner. We are a "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand. As a result, we are free to supply our products into the distribution channel or market that we believe will maximize profit. We do not own assets or businesses, such as petroleum exploration and production assets or substantial retail distribution assets, that compete for capital or management attention. Therefore, our capital and attention are focused on improving our existing refineries and acquiring additional competitive refining capacity.

Multi-Site Refining System with Geographic and Cash Flow Diversification. We own three refineries and are in the process of acquiring the Ingolstadt refinery. With this acquisition, we expect our combined crude oil throughput capacity will be approximately 405,000 bpd, increasing our total throughput capacity by 37%. Our portfolio of multiple refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.

Strategically Located Refineries with Cost and Supply Advantages. Each of our refineries is located in an area that offers key competitive advantages. For example, the Cressier refinery is one of only two refineries in Switzerland, a country that imports approximately 60% of its refined petroleum products, principally by rail and over the Rhine River. Due to significantly lower transportation costs, the Cressier refinery benefits from a built-in margin premium vis-à-vis imported refined products and is able to stay competitive from a pricing perspective. Our Teesside refinery's pipeline connection to the Ekofisk loading terminal at Sea Sands enables it to achieve reduced crude delivery costs and a competitive advantage over other European refineries that process the same crude oil. Our BRC refinery's location, adjacent to the Port of Antwerp at the center of the ARA region, provides it with proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence; favorable logistics and sea-going crude and product transport, including to Africa and North America; and access to sour crude oils that can be purchased on a spot basis for prices below prevailing market prices for Dated Brent.

Ability to Produce Products Complying with the Latest Environmental Requirements. Our refineries produce products complying with the latest environmental requirements, such as the E.U. low-sulfur gasoline and diesel standards. Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur requirements, eliminating the need to divert additional capital to meet these requirements.

Export Channel to North America. There has been a growing product supply-and-demand imbalance between North America and Europe for gasoline. We believe that we are well positioned to take advantage of Atlantic Basin arbitrage due to the BRC refinery's proximity to ports and potentially realize premium margins if current product supply-and-demand trends continue.

Flexibility of Crude Supply. Our portfolio of refineries allows us to process a wide variety of crude types from around the world, including sour crude oils. This flexibility reduces our dependence on one particular crude or crude supplier and enhances our ability to opportunistically purchase crude on the spot market. In addition, our BRC refinery is well positioned to take advantage of the sweet/sour differential as it has the ability to process substantial volumes of sour crude oils.

Business Strategies

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

Meaningful Growth Through Acquisitions and Disciplined Internal Capital Investment. We intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital, assuming historic average margins and crude oil price differentials.

We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will

present us with attractive acquisition opportunities. We completed the acquisition of the BRC refinery in May 2006 and entered into an acquisition agreement for the Ingolstadt refinery in July 2006. We continue to evaluate refinery acquisition opportunities as they arise. In addition, based upon our engineering and financial analysis, we have identified discretionary capital projects at some of our refineries that we believe should, if undertaken, be accretive to earnings and generate an attractive return on capital. We are also looking at our current refineries to evaluate how we can best maximize their production using their current configurations through strategic purchases of alternative feedstocks.

The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisition and has applied this acquisition strategy to Petroplus with the planned acquisition of the Ingolstadt refinery. We believe we are well situated to capitalize on this acquisition and, where appropriate, pursue potential future acquisition opportunities.

Improve Capital Structure. We will use the net proceeds received by us from this Offering to repay a substantial portion of our outstanding bank indebtedness. We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations. We will continue to maintain our growth strategy and will fund external growth through a balance of equity and debt.

Assets Operated by Highly Experienced Refining Professionals. Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.

Promote Operational Excellence in Safety and Reliability. We will continue to devote significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations. We believe that a superior safety record is inherently tied to profitability through reliability and that safety can be measured and managed like all other aspects of our business. We will seek to increase safety performance through a commitment to our preventative maintenance program and to training and development programs.

Commercial Optimization. To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our central supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products. Members of our supply and distribution group work closely with each refinery to determine the optimal amount of feedstock to purchase for the refinery. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of our spot-market purchases, with the aim of reducing the overall cost of our feedstocks. Our supply and distribution group will continue to work closely with each of our refineries to ensure that they are operating in a commercially optimal manner.

Create an Organization Highly Motivated to Enhance Shareholder Value. We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital. We intend to adopt a new annual incentive program. This program will enable eligible employees to earn annual bonus awards if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

Oil Refining Operations

General

We currently own and operate the Cressier refinery in Cressier, Switzerland, the Teesside refinery in Teesside, United Kingdom and the BRC refinery in Antwerp, Belgium. In addition, we own and operate a bitumen- and gasoil- processing facility processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is

to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

The aggregate crude oil throughput at our three refineries is approximately 295,000 bpd. The following table provides a summary of crude capacity, throughput and production data for our refineries, for the year ended December 31, 2005:

	Cressier Refinery	Teesside Refinery	BRC Refinery	Total
	(barrels per stream day)			
Crude oil throughput capacity	68,000	117,000	110,000	295,000
Throughput:	(% of total throughput)			
Crude unit throughput:				
Light sweet	78%	100%	22%	66%
Light sour	15	—	—	3
Medium sour	—	—	54	20
Heavy sour	6	—	21	9
Total crude unit throughput	98%	100%	97%	98%
Other throughputs	2	—	3	2
Total throughput	100%	100%	100%	100%
Production:	(% of total throughput)			
Light products:				
Gasoline	24%	—%	9%	9%
Diesel and gasoils[1]	44	35	59	46
Jet fuel	8	4	—	3
Petrochemicals	1	—	—	—
Naphtha	—	24	8	13
LPG	6	—	2	2
Total light products	84%	62%	78%	73%
Low sulfur straight run	—	37	—	15
Fuel oil	13	—	18	10
Solid by-products/fuel consumed in process/fuel loss	4	1	4	3
Total production	101%	100%	100%	101%
Complexity rating[2]	6.4	2.1	4.5	4.0[3]

(1) Includes VGO produced at the BRC refinery.

(2) Source: Nelson Complexity Index as calculated by NEXIDEA.

(3) Represents the sum of the complexity ratings of each of the refineries multiplied by its crude oil throughput capacity and divided by the total crude oil throughput capacity.

Our three refineries have benefited in recent years from continuous maintenance and improvement. From 2001 through 2005, total investments in our refineries amounted to approximately $208.7 million, of which $46.4 million related to the Cressier refinery, $62.3 million to the Teesside refinery and $100.0 million to the BRC refinery. Each of these three refineries are generally shut down for major scheduled maintenance every four years, with a shut-down for minor scheduled maintenance two years following each major scheduled maintenance shut-down. The average duration of our most recent shut-downs at our refineries has been from four to five weeks. The following table provides information about scheduled maintenance shut-downs at our refineries:

Refinery	Date of Most Recent Scheduled Maintenance Shut-Down	Date of Next Planned Scheduled Maintenance Shut-Down	Cost of Most Recent Scheduled Maintenance Shut-Down	Estimated Outage Duration of Next Planned Shut-down
			(in millions)	(days)
Cressier	Q2 2005[1]	Q2 2007[2]	$9.4	35-45
Teesside	Q2 2006[2]	Q2 2008[1]	$6.9	25-35
BRC	Q1 2002[2]	Q2 2007[1]	$8.6	40-45

(1) Major scheduled maintenance.

(2) Minor scheduled maintenance.

Cressier Refinery—Cressier, Switzerland

Overview. We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1965 and has a crude oil throughput capacity of 68,000 bpd, which accounts for 23% of our total refinery throughput capacity. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal-cracking refinery with a Nelson Complexity Index rating of 6.4 as calculated by NEXIDEA. The refinery currently processes predominantly Bonny Light and Caspian Pipeline Blend crude oil.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland adjoining the French border and is one of only two refineries in Switzerland. During 2005, the Cressier refinery's sales accounted for approximately 25% (by volume) of all refined products sales in Switzerland. Of Switzerland's total demand for refined products, 60% was imported in 2005, principally by rail and over the Rhine River by barge, as well as by pipeline from the Mediterranean Sea. During times of very high or very low water levels, or high demand for refined products along the Rhine River, Rhine transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market. We estimate that the value of this premium in 2005 amounted to approximately $2.50 per barrel, which includes any inland logistical costs, such as shipping to port terminals.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy vacuum gasoils ("**VGOs**") and heavy fuel oil to higher-value clean products, such as ULSD and industrial gasoil. The refinery's production of gasoline and diesel meets the E.U. 2009 and Swiss mandatory 10ppm sulfur limit for gasoline and diesel.

The Cressier refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, an isomerization unit, a catalytic reformer, a naphtha, kerosene and gasoil hydrotreater, a thermal cracker, a visbreaker and a bitumen blowing plant.

Since acquiring the Cressier refinery, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. ("**Air Products**"). This facility also has improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery doubled its ULSD production to 3.7 million barrels per year.
- The refinery has begun producing ecoCLEAN, a grade of heating oil with less than 50ppm sulfur and nitrogen.
- The refinery has blended ULSD with 5% bio components to produce biodiesel.

The following table sets forth the main process units of Cressier refinery, their current capacities, start-up years and years of their most recent major modifications:

Cressier Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	68,000	1965	2003
Vacuum Distillation	37,000	1965	2003
Thermal Cracker	12,100	1965	2005
Visbreaker	10,800	1965	2005
Catalytic Reformer	16,400	1965	1986
Naphtha Hydrotreating	27,700	1965	2005
Kerosene Hydrotreating	9,400	1965	2001
Gasoil Hydrotreating	29,800	1993	—
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per stream day)	27	1965	1988
LPG Unit	4,400	1965	1984
Bitumen Blowing	2,700	1965	2002

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Cressier Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	45.1	72%	42.1	78%	52.2	81%
Light sour	8.4	13	7.9	15	8.8	14
Heavy sour	8.2	13	3.3	6	2.0	3
Total crude unit throughput	61.7	99%	53.3	98%	63.0	97%
Other throughputs	0.7	1	1.0	2	1.7	3
Total throughput	62.4	100%	54.3	100%	64.7	100%
Production:						
Light products:						
Gasoline	15.2	24%	13.2	24%	15.9	25%
Diesel and gasoils	24.5	39	23.8	44	29.8	46
Jet fuel	6.9	11	4.6	8	4.9	8
Petrochemicals	0.8	1	0.7	1	0.6	1
LPG	4.0	6	3.2	6	3.5	5
Total light products	51.4	83%	45.5	84%	54.7	85%
Fuel oil	8.9	14	7.3	13	8.2	13
Solid by-products/fuel consumed in process/fuel loss	2.7	4	2.3	4	2.6	4
Total production	63.0	101%	55.1	101%	65.5	101%

Feedstocks and Supply Arrangements. The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. During normal operations, the Cressier refinery uses sweet crude oils to produce motor fuels, jet fuel and heating oil. These crude oils usually come from west or north Africa and the Caspian Sea. We currently source the Cressier refinery's crude oils through spot market purchases and, to a lesser extent, short-term purchase contracts. During the warmer months in the year, the Cressier refinery also processes a small amount of Kahfji sour crude from Kuwait, primarily purchased on a spot basis, to produce various bitumen products.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the SPSE pipeline to our Gennes depot in France, and then by the SFPLJ and OJNSA pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operation and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). Its Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-take. We typically sell the majority of the Cressier refinery's annual output to oil majors, resellers, industry and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to term contracts, with the remaining being sold on a spot market basis.

The Cressier refinery has on-site a 12 bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in Birsfelden, which supplies the northern Swiss region, including Basel; Geneva, a joint venture owned 32% by us that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenberg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

The Cressier refinery's light and middle distillates are sold in Switzerland. Customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train.

Heavy distillates are sold predominantly in Switzerland and France to industrial users by trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities. The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 megawatts.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven-kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Steam for the Cressier refinery is produced on-site by three fired boilers fired with fuel gas and two waste heat boilers.

Teesside Refinery—Teesside, United Kingdom

Overview. We acquired the Teesside refinery in December 2000 from PIP Ltd., a joint venture between Phillips Petroleum Company UK Ltd. and ICI Chemicals and Polymers Ltd. The refinery was originally commissioned by PIP Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd, which accounts for 40% of our total refinery throughput capacity. The refinery is an atmospheric distillation refinery with distillate hydrotreating. It has a Nelson Complexity Index rating of 2.1 as calculated by NEXIDEA.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its close proximity to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a competitive transportation advantage over other European refineries, including more-complex refineries, by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's location provides it with the availability to export products by water.

The Teesside refinery is a major producer of ULSD and currently supplies 17% of the total U.K. commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel meeting the E.U. 2009 mandatory maximum 10ppm sulfur limit for gasoline and diesel. Through an agreement with a biodiesel additive producer, the Teesside refinery is currently one of the major suppliers of the United Kingdom's biodiesel blend, branded as Bio-plus. Bio-plus is a 95%-5% blend of mineral oil diesel with methyl ester derived from renewable sources such as rapeseed, palm oil, soya or used cooking oil.

The refinery's main units include an atmospheric distillation unit, a gasoil desulfurization unit (the "HDS Plant"), an LPG-recovery unit and a sulfur-removal unit.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery, notably increasing the capacity of the atmospheric distillation unit to 117,000 bpd. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure the supply of naphtha has a low mercury content.

The following table sets forth the main process units of Teesside refinery, their current capacities, start-up years and years of their most recent major modifications:

Teesside Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per stream day)	4	1997	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Teesside Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	98.5	100%	105.4	100%	89.9	100%
Total crude unit throughput	**98.5**	**100%**	**105.4**	**100%**	**89.9**	**100%**
Other throughputs	—	—	—	—	—	—
Total throughput	**98.5**	**100%**	**105.4**	**100%**	**89.9**	**100%**
Production:						
Light products:						
Diesel and gasoils	34.2	35%	36.5	35%	29.5	33%
Jet Fuel	3.8	4	3.7	4	4.2	5
Naphtha	22.6	23	25.0	24	21.9	24
Total light products	**60.6**	**62%**	**65.2**	**62%**	**55.6**	**62%**
Low sulfur straight run	36.4	37	38.6	37	33.0	37
Solid by-products/fuel consumed in process/fuel loss	1.3	1	1.3	1	1.2	1
Total production	**98.3**	**100%**	**105.1**	**100%**	**89.8**	**100%**

Feedstocks and Supply Arrangements. The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is owned by ConocoPhillips. We currently source North Sea feedstocks for the Teesside refinery on a spot basis from several producers and traders of these feedstocks.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent Huntsman petrochemicals facility, which have a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters). We recently negotiated our storage agreement with Huntsman for an additional seven years.

Product Off-take. We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by Huntsman with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and a capacity of 80,000 tons. We and Huntsman may each terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters). The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). An additional 12 product storage tanks with a capacity of 210,000 barrels (28,000 cubic meters) are located at the refinery's truck- and rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by barge or pipeline. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European refineries and chemical companies, with the purchaser bearing transportation and insurance costs. The quality of Ekofisk straight-run fuels, with their lower sulfur content and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe. This quality results from the lower initial sulfur content of Ekofisk crude oil and the ability of the Teesside refinery to process this crude oil to remove further sulfur content.

Energy and other Utilities. Due to its simple complexity, the Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 megawatts. The Teesside refinery has arrangements with the adjacent Huntsman's petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant. Huntsman may terminate the agreement covering these services with twelve-months' notice.

BRC Refinery—Antwerp, Belgium

Overview. We acquired European Petroleum Holdings N.V., the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was $511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd, which accounts for 37% of our current total refinery throughput capacity. The refinery is an atmospheric-vacuum distillation, visbreaking refinery with a Nelson Complexity Index rating of 4.5 as calculated by NEXIDEA.

The BRC refinery is located north of the Port of Antwerp at the center of the ARA region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it proximity to intermediate and finished product markets in a densely

populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light and middle distillates, including gasoline, naphtha, ULSD, heating oil and vacuum gasoil. The refinery's low-sulfur production meets the E.U. 2009 mandatory maximum sulfur limit of 10ppm for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both northwest European and U.S. markets.

The BRC refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, a naphtha hydrotreater, a catalytic reformer unit that includes a benzene saturation unit, a total-isomerization plant ("TIP") unit, a distillate hydrotreater, a visbreaker, an LPG recovery unit, a sulfur recovery unit and a utility plant comprising two 80 MT/hour steam boilers.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately $124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will expire in 2021. As of June 30, 2006, $60.1 million of the $100.7 million budgeted capital expenditures for the permit extension had been spent. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's energy needs.

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modification:

BRC Refinery Main Process Units

Process Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	—
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	—
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per stream day)	108	1980	—
LPG Recovery Unit	4,400	1968	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the BRC Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	5.0	5%	20.8	22%	10.8	11%
Medium sour	72.9	77	52.0	54	55.7	57
Heavy sour	13.2	14	19.9	21	23.1	24
Total crude unit throughput	91.1	97%	92.7	97%	89.6	92%
Other throughputs	3.1	3	3.1	3	7.7	8
Total throughput	94.2	100%	95.8	100%	97.3	100%
Production:						
Light products:						
Gasoline	7.9	8%	8.9	9%	10.7	11%
Diesel and gasoils[1]	55.1	58	56.2	59	59.4	61
Naphtha	7.0	7	7.2	8	4.0	4
LPG	1.8	2	2.2	2	2.4	2
Total light products	71.8	76%	74.5	78%	76.5	79%
Fuel oil	19.5	21	17.7	18	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	3	3.4	4	3.5	4
Total production	94.4	100%	95.6	100%	97.6	100%

(1) Includes VGO produced at the BRC refinery.

Feedstocks and Supply Arrangements. The BRC refinery processes predominantly Urals crude oils and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feedstocks purchased on the spot market, including gas condensates, to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland. We currently source the refinery's Urals crude feedstocks under a one-year contract with TNK-BP. The contract provides for the delivery of two to four 100,000-ton cargoes of oil per month at the seller's option. Cargoes are supplied on an f.o.b. basis, and we have flexibility under the contract to sell cargoes to third parties and to arrange for the delivery of the crude to destinations other than Antwerp. The contract price formula is based on Platts market quotes. The contract with TNK-BP expires on December 31, 2006, and we are currently reviewing our options with respect to the renewal of this contract.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 100,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-take. We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies and wholesalers.

The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading tankers with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 1,800 cubic meters per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on an f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of

the refinery's products are sold on a delivered basis, for example, into the United States. In these circumstances, we bear the cost of insurance and transportation.

The BRC refinery's location and flexibility allows it to choose the optimal outlet for its products.

The BRC refinery's gasoline is sold primarily in barge lots as finished gasoline or as blend components. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be manufactured at the refinery. Since 2005, the refinery has been selling 20,000-ton cargo lots of its gasoline and RBOB to Africa and North America.

A large proportion of the refinery's diesel is ULSD, with almost all of this product moving in the local market.

Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East Coast or Gulf Coast refineries in the United States to be used as FCC or hydrocracker feedstock.

All of the BRC refinery's fuel oil is sold to supply bunkers to vessels in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities. The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 megawatts. The refinery currently purchases all of its electricity. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. The refinery also has a utility plant comprising two 80 metric ton per hour steam boilers at 60 bar.

The Antwerp Processing Facility—Antwerp, Belgium

The Antwerp processing facility is a hydroskimming processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydro-treatment facilities, an LPG unit and a sulfur-recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit (all for sweet crude processing) were closed down. The Antwerp processing facility was acquired from the Daewoo Group in 1997. In 2003, we acquired the Antwerp bitumen processing facility from AB Nynas Petroleum.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The tolling agreement may be terminated at any time on or after December 1, 2006 by Litasco with one-month's prior notice or by us with three-months' prior notice. If the agreement is not terminated, it will continue in force until such termination notice is given. Since the closure of its reformer, the Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro-desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state-owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil oy. The tolling agreement provides for a fixed processing fee of approximately $1.3 million per month plus other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. Nynas N.V. may terminate the tolling agreement on March 1, 2008 with three-months' prior notice. If Nynas N.V. does not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

Supply and Distribution

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Members of the supply and distribution group work closely with each refinery to determine the optimal amount and type of feedstock to purchase. The choice of the optimal feedstock is an iterative process that the supply and distribution group perform utilizing market information for crude oil availability, quality and prices and refined petroleum product prices and demands. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of spot purchases, with the aim of reducing the overall cost of our feedstocks.

Our supply and distribution group also manages the sale of the products that are not handled by the refineries' local marketing groups, by selecting timing and quality criteria to optimize refinery operations and thereby to maximize revenue. Close monitoring of the refineries on a daily basis ensures that all refinery units are operated at optimum levels.

Our local marketing groups located in Zug, Teesside and Belgium are an important part of our refineries' supply chain. These groups' objectives are to arrange for sales of our refineries' products to customers and to optimize freight premiums and product premiums. To ensure that our refineries run the optimal crude throughput rates, the marketing groups closely monitor and manage inventories at the refineries and their depots. The marketing groups are also responsible for managing logistics to ensure the right qualities and quantities of feedstocks are available to the refineries.

We also have small petroleum product sales operations in Germany and the Czech Republic that handle sales of third-party petroleum products.

Competition

The oil industry is a global business centered on a commodity. Accordingly, we face wide competition, both internationally and within our local markets. Many of our competitors in each of our target markets are fully integrated national or multinational oil companies engaged in various segments of the petroleum business, including exploration, production, transportation, refining and marketing. Because of their geographic diversity, integrated operations, larger capitalization and greater resources, these competitors may be better able to withstand volatile market conditions, compete more effectively on the basis of price, and obtain crude oil more readily in times of shortage. Our more direct competition, however, comes from oil refineries that because of their geographic location, production processes, customers and niche markets, are in a position to compete directly in the market in which we sell our products.

Among the principal competitive factors in the refining industry are feedstock supply and product distribution. We compete with other companies for supplies of feedstocks and for outlets for our refined products. Many of our competitors produce their own feedstocks and have extensive retail outlets. We do not produce any of our crude oil and are not involved in any significant upstream activities. The constant supply of feedstocks and ready market and distribution channels of such competitors places us at a competitive disadvantage in periods of feedstock shortage, high feedstock prices, low refined product prices or unfavorable distribution channel market conditions. In addition, competitors with their own production or retail outlets may be better able to withstand periods of depressed refining margins or feedstock shortages because they can offset refining losses with profits from their production or retail operations.

Safety and Health Matters

We aim to achieve industry-leading safety and health performance. We believe that a superior safety record is inherently tied to productivity and financial success. We seek to implement this goal by:

- training employees in safe work practices;
- encouraging an atmosphere of open communication;
- involving employees in establishing safety standards; and
- recording, reporting and investigating all accidents to avoid reoccurrence.

All of our refineries have safety and health programs that meet or exceed regulatory requirements. We maintain comprehensive safety management systems including policies, procedures, recordkeeping, internal reviews, training, incident reviews and corrective actions. We utilize several methods to track safety performance at the refineries. These methods include monitoring results for field audits, tracking "near miss" events or conditions, equipment malfunctions and first aid and medical treatments. We maintain close communication with the communities where our refineries are located through various organizations and informational materials.

Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

	Year Ended December 31,(1)			Six Months Ended June 30, 2006(2)	
	2003	2004	2005	Actual(3)	Adjusted(4)
Switzerland	302	304	307	329	329
Belgium	172	131	140	350	349
United Kingdom	244	229	242	188	188
The Netherlands	239	204	187	155	34
Other	178	153	138	135	11
Total	1,135	1,021	1,014	1,157	911

(1) Includes employees of our non-core businesses up to the time of the disposal of each of these businesses.

(2) Includes employees we retained in connection with the acquisition of the BRC refinery.

(3) Includes employees in the non-core businesses that we divested subsequent to June 30, 2006.

(4) Adjusted to exclude employees in the non-core business that we divested in July and August 2006.

A significant portion of the non-management employees at our refineries are represented by labor unions in their home countries under collective bargaining agreements, which are generally renegotiated every two years. Local practices and legislation are observed in labor matters and in negotiating collective bargaining agreements. We believe that our relationship with employees and their representatives is good. However, the BRC refinery, which we acquired in June 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. Except for such shut-down, there have been no significant strikes or similar disputes in recent years that have materially impacted our operations. Our current collective bargaining agreement covering employees at our BRC refinery will expire and is up for renegotiation at the end of 2006.

Litigation

We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment of the amount due to the contractor to the contractor's bank account. The Belgian Ministry of Finance has asserted a claim for €3.4 million plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, for €41,067, which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately €1.9 million.

Intellectual Property Rights

We have registered the name "Petroplus" and the Petroplus logo internationally, which covers 22 countries, including Austria, the Czech Republic, Denmark, France, Germany, Poland, Finland, Greece, Iceland, Ireland, Italy, Kenya, Mozambique, Norway, Portugal, the Russian Federation, Singapore, Spain, Sweden, Switzerland, the United Kingdom and Zambia. In addition, we have registered the name "Petroplus" and the Petroplus logo in the Benelux countries (covering the Netherlands, Belgium and Luxemburg) and have received national registrations for this name and logo in the United Arab Emirates and Malawi and for the Petroplus name only in Guernsey. We have pending registrations for the name "Petroplus" and the Petroplus logo in Africa (OAPI), Angola, Cyprus, Ghana, Hungary, India, Malta, Latvia, Lithuania, Slovakia, Slovenia and South Africa.

We are dependent on licenses of technical proprietary information to operate certain of our refinery units.

Properties

Our principal executive office is located at Industriestrasse 24, 6304 Zug, Switzerland. Our principal refining and processing facilities are set forth below:

Location of Facility	Size of Site (hectare)
Cressier refinery, Switzerland	74
Teesside refinery, United Kingdom	40
BRC refinery, Belgium	105
Antwerp processing facility, Belgium	33

THE ACQUISITION OF THE INGOLSTADT REFINERY

Overview of the Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We intend to finance the acquisition with cash on hand, cash flow from operations and debt. We intend to access the Senior Secured Facility and potentially draw on our other working capital facilities.

The Ingolstadt refinery acquisition agreement provides that ExxonMobil CE will indemnify us against certain environmental liabilities and costs incurred by us that exceed $1 million per year to the extent arising out of acts or omissions of ExxonMobil CE prior to the completion of the acquisition at the percentages set forth below:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1-2	90%
Years 3-6	50%
Years 7-8	10%
Thereafter	0%

In addition, we have agreed to release the seller from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity.

Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the first half of 2007. There is no assurance we will consummate the transaction.

The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Refinery Overview

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The refinery is one of four refineries in southern Germany. ExxonMobil CE commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery. The Ingolstadt refinery has a Nelson Complexity Rating of 7.3 as calculated by NEXIDEA.

According to information provided by ExxonMobil CE, approximately $111.0 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In

addition, the refinery's wastewater treatment plant was upgraded in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010 with an estimated outage duration of 35-45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and own hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery Main Process Units

Process Units	Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Modification
Atmospheric/Vacuum Distillation	2	110,000	1963	—
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	—
Catalytic Reformer	1	19,600	1963	—
Isomerization	1	7,550	1991	—
Fluid Catalytic Cracking Unit	1	29,000	1969	2005
Sulfur Recovery (tons per stream day)	1	75	1963	1983
Hydrogen Plant (tons per stream day)	1	27	2003	—
Naphtha Hydrotreater	1	36,100	1963	—
Kerosene Hydrotreater	1	18,700	1963	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Ingolstadt Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	7.8	8%	7.5	9%	13.0	13%
Heavy sweet	11.0	12	10.4	12	3.7	4
Light sour	58.5	62	49.8	59	69.1	68
Medium sour	7.1	7	5.6	7	4.9	5
Heavy sour	8.6	9	9.9	12	6.2	6
Total crude unit throughput	93.0	98%	83.2	98%	96.9	96%
Other throughputs	1.8	2	1.9	2	4.1	4
Total throughput	94.8	100%	85.1	100%	101.1	100%
Production:						
Light products:						
Gasoline	26.9	28%	23.7	28%	27.0	27%
Diesel and gasoils	43.9	46	38.6	45	45.8	45
Jet fuel	2.2	2	2.4	3	3.5	3
Petrochemicals	1.9	2	1.6	2	2.1	2
Naphtha	5.2	5	5.0	6	8.5	8
LPG	8.2	9	7.1	8	9.4	9
Total light products	88.3	93%	78.4	92%	96.3	95%
Fuel oil	6.3	7	6.0	7	6.8	7
Solid by-products/fuel consumed in process/fuel loss	5.2	5	4.6	5	5.7	6
Total production	99.8	105%	89.0	104%	108.8	108%

Feedstocks and Supply Arrangements

While the Ingolstadt refinery can process a range of sweet crude oils, Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 62% and 58% of the refinery's crude slate in 2004 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation of crude oil via the TAL pipeline system.

Product Off-take

The Ingolstadt refinery's product slate is focused primarily on the production of higher-value middle distillates, including diesel, gasoil and jet fuel, and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to Rotterdam reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail; the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 3.2 million tons per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 1.2 million tons of gasoline per year, 1.5 million tons of distillates per year and 0.7 million tons of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the Esso retail chain in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains.

As a condition to the acquisition, we will enter into a five-year off-take agreement with Esso Deutschland GmbH (**"Esso"**) to supply the Esso retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil CE with substantial amounts of jet fuel.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Esso Bayern, which we will acquire in connection with the acquisition, operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of propane, butane, LVN, heavy fuel oil and bitumen are mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to eastern Europe or the ARA region.

Energy and Other Utilities

Based on information currently available to us, the Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 megawatts. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 megawatts and one let-down turbine with an output of 11 megawatts. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to seven megawatts of electricity from a local electric provider. The refinery also has a FCC-unit carbon-monoxide boiler and two fired boilers for steam production.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 1.1 million cubic meters:

	Total Capacity (thousands of m^3)	Number of Tanks
Crude oil	167	7
LPG	11	9
Gasoline and distillates	663	47
Fuel oil and resid	199	18
Other	45	13
Total	1,085	94

Employees

Based on information currently available to us, the Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (*Industriegewerkschaft Bergbau, Chemie, Industrie*). According to the seller, the Ingolstadt refinery has an excellent safety record, with no lost-time injuries—injuries that require the employee to miss one or more days of work—in the past seven years.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

Technical Assistance Agreement. Under this agreement, ExxonMobil Research and Engineering Company (**"EMRE"**) will provide us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE $300,000 annually for these services. The agreement will have a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.

Ingolstadt Refinery License Agreement. Under this agreement, EMRE will grant us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.

Brand Licensing Agreement. Under a brand licensing agreement, which is to be finalized, ExxonMobil will provide us with a license to use the Esso brand for certain limited purposes.

REGULATION

General

Our business is subject to a wide range of increasingly stringent environmental laws and regulations in the jurisdictions in which we operate. Our business involves the production, use, storage, disposal, transport and sale of materials that may cause contamination when released into the environment. In addition, our operations involve emissions into air, soil and water and result in waste products requiring disposal. We are subject to permit requirements and other regulatory limits and controls designed to prevent hazards and environmental pollution.

In the event that our operations result in the unlawful or unauthorized release of contaminants into the environment, we may be required to pursue remedial and compensatory actions and could face criminal, civil and administrative sanctions. Several of our products are subject to mandatory chemical composition requirements for environmental reasons.

We have set up environmental management and auditing systems aimed at monitoring and improving the environmental performance of our operations. We have in place environmental management systems that are certified in accordance with the ISO 14001 (environmental management), OHSAS 18001 (safety management) and ISO 9001 (quality) standards at several of our sites and, specifically, have implemented environmental management systems complying with the ISO 14001 standard at our Cressier, Teesside and BRC refineries and at one of the two sites at our Antwerp processing facility.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures for compliance with environmental, health and safety laws and regulations. To the extent these expenditures are not ultimately reflected in the prices of the products we offer, our operating results will be adversely affected. We believe that substantially all of our competitors are subject to similar laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the local regulatory requirements, location of its operating facilities, production processes and whether or not its business includes marine and other transportation of crude oil or refined products.

E.U. Member States

Permitting Regime

The Integrated Pollution Prevention and Control Directive (1996/61/EC) (the "**IPPC Directive**") adopted in 1996, requires each E.U. Member State to adopt an integrated approach to environmental permitting that takes into account emissions to air, water and land with an overall aim of utilizing the best available techniques for minimizing pollution from various sources. The IPPC Directive applies to various types of new and existing industrial installations, including oil refineries. From October 2007, in accordance with the IPPC Directive, all such installations in the European Union will be required to be regulated so as to comply with the IPPC Directive.

In accordance with the timetable set out by the relevant U.K. legislation, we are in the process of obtaining a new IPPC permit for our Teesside refinery.

In Belgium, we obtained a renewal of the permit for our BRC refinery in 2001. The renewal is subject to the completion of various refurbishment and upgrading programs. In addition, we are currently in the process of obtaining a renewal of the permit for our Antwerp processing facility, which expires on December 4, 2006. This renewal will likely require various improvements and upgrades as a result of the implementation of the IPPC Directive. We expect that new permits and permit renewals will continue to require various improvements.

SO_2 and NO_x Emission Control

The Large Combustion Plants Directive (2001/80/EC) (the "**LCP Directive**"), revised in 2001, provides emission limits for sulfur dioxide (SO_2), nitrogen oxides (NO_x) and particulate matter (dust or PM_{10}) from "large combustion plants" with a thermal output of greater than 50MW, which include combustion plants in petroleum refineries. Each large combustion plant for which a license was granted after July 1, 1987 is required to comply by January 1, 2008 with the emission level values set out in the LCP Directive. For plants that were licensed prior to July 1, 1987, so called existing plants, each Member State has the option of either applying the maximum emission levels to those plants or

implementing a national emission reduction plan aimed at reducing the total annual emissions of NO_x, SO_2 and PM_{10} from existing plants to the levels that would have been achieved by applying the maximum emission level to the existing plants in operation during 2000.

As a complementary piece of legislation to the LCP Directive, the National Emissions Ceilings Directive (2001/81/EC) introduces legally binding limits on national emissions of NO_x, SO_2, ammonia and volatile organic compounds from 2010 onwards. The methods by which the emissions reductions are to be achieved are not prescribed in the legislation, but E.U. Member States must submit their national plans for emissions reductions to the European Commission. Our Teesside refinery is included in the draft U.K. national emission reduction plan. We are currently in consultation with the Environment Agency in England with a view to resolving technical problems we identified concerning controlling NO_x emissions in 2008 or 2010. We do not expect to have to make any material capital expenditures in relation to this project at Teesside.

We expect to achieve the required NO_x reduction at our BRC refinery through the upgrade of its central heat plant. We are still in the process of negotiating the schedule for this project with the authorities. The crude heater at our Antwerp processing facility will also require an upgrade to meet the new NO_x standards.

Emissions Trading Directive

To help meet the greenhouse gas emissions reduction targets identified in the Kyoto Protocol, the European Union adopted the E.U. Emissions Trading Directive (2003/87/EC) in 2003 which establishes a scheme for trading greenhouse gas emissions allowances (the "**EU-ETS**"). Oil refineries are included within the mandatory scope of application of the EU-ETS. The EU-ETS requires E.U. Member States to set a cap on the amount of greenhouse gas emissions certain facilities across the European Union may release into the atmosphere. Mandatory caps on carbon dioxide emissions from combustion plants and certain specific industry sectors became effective on January 1, 2005. Based on these caps, facilities are allocated allowances in the form of credits to an electronic account held at the central registry of each E.U. Member State. Once credited to the electronic account, participants are free to buy, sell or trade allowances among themselves with the provision that each participant must have sufficient allowances in its account at the end of each compliance period to cover its emissions during that period. At a later stage, five additional climate gases (methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) referred to in the E.U. Emissions Trading Directive may become subject to the EU-ETS.

Participants that operate facilities included in the EU-ETS are required to keep track of their emissions and produce a report on annual emissions at the end of each calendar year that is verified by a third party. If there are insufficient allowances in a participant's account at the end of the year to cover the total emissions produced, then the participant must pay financial penalties as set out in the EU Emissions Trading Directive. In addition, any emissions not covered by allowances allocated for a particular year are carried forward and must be included as emissions against allowances allocated for the following year.

Our Teesside refinery, BRC refinery and Antwerp processing facility hold permits as required by the EU-ETS. These facilities are operating within the CO_2 emission allowances for the 2005 compliance period and are expected to operate within the allowances for the 2006 compliance period. The Ingolstadt refinery, which we plan to acquire in the first half of 2007, slightly exceeds its CO_2 emission allowance, but we anticipate that we can transfer surplus allowances from our sites in the United Kingdom and Belgium to Ingolstadt to rectify the excess.

Fuel Quality Regulation

As a result of the Auto Oil I and Auto Oil II programs, the Council of the European Union and the European Parliament adopted the Fuel Quality Directive (2003/17/EC), which was adopted in 1998 and revised in 2003, with a view to achieving a phased reduction of the sulfur content in gasoline and diesel fuels. The directive requires that fuels with maximum sulfur levels of 10ppm be marketed and made available on a balanced geographic basis beginning on January 1, 2005. Full conversion to these sulfur-free fuels is required by January 1, 2009, which date is subject to review by the European Commission in relation to diesel fuel. E.U. Member States are obliged to determine sanctions applicable to breaches of the national provisions adopted pursuant to this directive and also to establish

a fuel-quality-monitoring system in accordance with the requirements of the relevant European standard.

With a view to meeting climate change commitments and promoting renewable energy sources, the Council of the European Union and the European Parliament adopted the Directive on the Promotion of the Use of Biofuels and Other Renewable Fuels for Transport (2003/30/EC) on May 8, 2003 to promote the use of biofuels and other renewable fuels as alternative diesel fuel and gasoline for transportation purposes in the E.U. Member States. E.U. Member States must ensure that a minimum proportion of total supply of biofuels and other renewable fuels relative to conventional fuels is placed on their markets and, to meet this goal, are required to establish national indicative targets. A reference value for these targets is 2.0%, calculated on the basis of energy content, of all gasoline and diesel fuel placed on their markets by December 31, 2005 and 5.75% by December 31, 2010.

The above-mentioned fuel-quality directives impact our business, together with other players in the industry, by requiring us to produce fuels that comply with the requirements in the directives. Currently we have contracts with a biofuel additive producer to blend bio-diesel at our Teesside refinery. We are also looking into contracts with bio-additive producers for our BRC refinery.

Proposed Chemicals Regulation: REACH

In October 2003, the European Commission issued a legislative proposal for a new regulatory framework for chemicals called REACH (registration, evaluation and authorization of chemicals). REACH will cover virtually all chemicals manufactured in, or imported into, the European Union. The European Council adopted its Common Position on the REACH proposal in June 2006 and the European Parliament is currently considering the text of the Common Position. The European Commission expects REACH to come into force in 2007, with the key registration, evaluation and authorization provisions described below applying to high-volume chemicals 12 months later.

In summary, the principal components of REACH are as follows:

- *Registration*: REACH will require manufacturers and importers of chemicals to prepare "registration dossiers" for submission to a new European Chemicals Agency for each chemical they manufacture or import. Chemicals that are not registered may no longer be sold.
- *Evaluation*: Registration dossiers will be evaluated by the regulatory authorities of the relevant E.U. Member States, acting in conjunction with the European Chemicals Agency.
- *Authorization*: Chemicals that are named in an annex to the regulation will require pre-marketing authorization for their continued supply.

Although the final form of the regulation has not yet been determined, it is likely that we will be impacted by REACH, both as a high-volume manufacturer of petroleum products as well as a downstream user of other chemicals. We believe the potential impact of REACH to our business could include substantial efforts and expenditures to ensure compliance with the registration, document management and other obligations of REACH; heightened product liability, health and safety and environmental exposure; and increased insurance costs. In addition, our products or third-party substances used in our production processes may become subject to authorization or restriction, potentially be removed from the market or need to be substituted for commercial or other reasons.

Minimum Oil Stocks Regulation

E.U. legislation provides for an intervention system designed to ensure a minimum level of regional oil supply. The legislation provides for the maintenance of minimum oil stocks and for measures to be taken in the event of an oil supply crisis. The current stockholding systems in the European Union are regulated by Directive 68/414/EEC imposing minimum requirements for stocks of crude oil and petroleum products (the "**1968 Oil Stock Directive**"). The directive initially required E.U. Member States to maintain oil stocks for each of the main petroleum product categories (gasolines, middle distillates and fuel oils) at a minimum level equivalent to at least 65 days of consumption. This was increased in 1972 to 90 days. Individual E.U. Member States have discretion to organize their own internal stockholding regimes as they see fit.

The 1968 Oil Stock Directive was amended in 1998 to increase the efficiency, transparency and fairness of stockholding arrangements in E.U. Member States. The amendment requires the E.U. Member States to ensure that stocks are available and accessible at all times, and that the costs

resulting from maintenance of stocks are identified by transparent arrangements allowing E.U. Member States to make such information available to interested parties. E.U. Member States are encouraged to set up a stockholding body that would be responsible for holding all or part of the stocks. The required stocks may be maintained in the form of crude oil and intermediate products, as well as in the form of finished products. E.U. Member States would also be allowed to hold stocks in other E.U. Member States. E.U. Member States are required to verify the stocks and to establish a system of sanctions to ensure the effective application of the provisions of the directive.

The Oil Stock Directive affects our operations in as much as we are required to have in place systems to facilitate compliance with the directive.

Oil-Storage Regulation

In order to implement the European Commission Directives on Dangerous Substances (76/464/EEC) and Groundwater (80/68/EEC), each E.U. Member State is required to take appropriate measures, including minimum design standards for above-ground oil storage facilities, to prevent pollution of the water environment from toxic substances. The key requirement is the provision of secondary containment aimed at preventing any leaking or spilt oil from entering controlled waters.

At our Teesside refinery, we are in the process of increasing the secondary containment for our storage tanks. In addition, in connection with the renewal of our operating permit for the Antwerp processing facility, Belgian regulatory authorities may require us to install impermeable linings to the secondary containment.

Requirements to Remediate Soil and Groundwater Contamination

Legislation in E.U. Member States may require the remediation of soil and groundwater contamination in certain circumstances. The scope of events and circumstances that would trigger such remediation requirements and the level of remediation required vary from Member State to Member State.

Our Teesside refinery has soil and groundwater contamination that has been the subject of investigations by the authorities involving us and the former owners of the site. Our liability for such contamination is expected to be limited by contractual protections negotiated with the former owners of the Teesside refinery and is not anticipated to be material.

In respect of soil and groundwater contamination at our Antwerp processing facility, we have submitted various orientation and action reports in respect of one site at the facility to the regulatory authorities, who have in principle accepted the proposed measures to address the contamination. We are in the process of submitting reports in respect of the other site at this facility.

In addition, the BRC refinery has soil and groundwater contamination. We have provided the authorities with an initial orienting report regarding this contamination but have not yet received a response to the report.

An ongoing mitigation operation is in place at the refinery in Ingolstadt, Germany, to address hydrocarbon contamination at the site and to prevent off-site migration, and we do not anticipate that we will incur material expenditures in connection with this operation.

Switzerland

While Switzerland is outside the European Union and therefore not subject to the Auto Oil I and II regulations, competing imports from neighboring countries are required to comply with E.U. regulations. In addition, Swiss products standards have historically been similar or more stringent than those adopted in E.U. Member States.

Oil companies operating in Switzerland are subject to a variety of environmental laws and regulations. Swiss air pollution laws mandate specific emission standards and reporting requirements to which refineries and oil depots are subject. Discharges of waste water are also regulated and specific permits are required to discharge polluted water. Compliance with such permits is strictly monitored by the authorities. Non-compliance with such air and water pollution regulations may lead to the authorities requiring remedial measures to be implemented and, in certain cases, may lead to the suspension of operations or the imposition of fines against the relevant company and, potentially, its directors.

We do not expect to be required to make any significant upgrades for NO_x and SO_x control at our Cressier refinery.

Remediation of contaminated sites in Switzerland is governed by the Swiss Ordinance on Restoration of Contaminated Sites. This law establishes the mechanisms and procedures for identifying contaminated sites and monitoring sites for potential remediation. The relevant property owner is, in the first instance, liable for the costs, but may be able to claim reimbursement from the polluter if the latter can be identified. Intentional failure to comply with such orders could result in imprisonment and/or fines. Persons who negligently fail a remediation order can be liable to pay fines.

We have limited indemnity obligations to Shell Switzerland for environmental contamination at the Cressier refinery and for environmental damage at the related Swiss depot facilities, and we do not expect to incur material expenditures in connection with these obligations.

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Other than the matters reserved for the shareholders' meeting in accordance with mandatory provisions of Swiss law, the board of directors of Petroplus Holdings AG (*Verwaltungsrat*) is entrusted with the ultimate direction of the company and the supervision of management. In accordance with our articles of association and the organizational regulations (*Organisationsreglement*) ("ROO") enacted by the board of directors on September 25, 2006, the board of directors has delegated the operational management (*Geschäftsführung*) of our company to our CEO and the Senior Management (*Geschäftsleitung*), unless otherwise required by law, our articles of association or the ROO.

Board of Directors (*Verwaltungsrat*)

According to Petroplus Holdings AG's articles of association, the board of directors (*Verwaltungsrat*) consists of at least three members, and each member of the board of directors is elected by the general shareholders' meeting (*Generalversammlung*) for a term not exceeding three years unless otherwise indicated by the general shareholders' meeting. Re-election is permitted.

Under Swiss company law, the board of directors' non-transferable and inalienable duties include the duty to ultimately manage the company and to issue the necessary directives; to determine the organization; to organize the company's accounting system, financial controls and financial planning; to appoint, recall and ultimately supervise the persons entrusted with the management and representation of the company; to be responsible for the preparation of the company's annual report and shareholders' meetings; to carry out shareholders' resolutions; and to take care of the formal reporting of any over-indebtedness (*Überschuldung*) of the company.

According to Petroplus Holdings AG's ROO, adopting resolutions by the board of directors generally requires a majority of the votes present at the meeting. In the case of a tie, the vote of the chairman is decisive. To validly pass a resolution, the majority of the members of the board of directors must be present at the meeting. No such quorum is required, however, for resolutions adopted within the scope of the legal authority bestowed upon the board of directors under Swiss law regarding the amendment of the articles of association, in particular for resolutions exclusively implementing or confirming capital increases.

The table below shows the composition of the board of directors that were elected at the extraordinary shareholders' meeting that took place on November 29, 2006. You can find more information about this extraordinary shareholders' meeting in "Additional Information".

Name	Director Since	Term Expires[1]	Position/Committee Membership
Thomas D. O'Malley[2]	February 2006[3]	2009	Chairman and Chief Executive Officer
Peter Backhouse	November 2006	2007	Member/Nominating and Corporate Governance Committee
Maria Livanos Cattaui	November 2006	2008	Member/Nominating and Corporate Governance Committee
Markus Dennler	November 2006	2009	Member/Chairperson Audit Committee
Walter Grüebler	November 2006	2008	Member/Audit Committee
N. John Lancaster	August 2006	2007	Member/Compensation Committee
Eija Malmivirta	November 2006	2009	Member/Chairperson Nominating and Corporate Governance Committee
Patrick Monteiro de Barros[4]	November 2006	2009	Vice Chairman/Chairperson Compensation Committee
Paddy Powers	November 2006	2008	Member/Compensation Committee
Baran Tekkora	November 2006	2007	Member/Audit Committee

(1) The duration of the term, expressed in years, has been determined at the extraordinary shareholders' meeting that was held on November 29, 2006. The term will expire, in any event, on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.

(2) Executive director.

(3) Includes Mr. O'Malley's term as chairman of Argus.

(4) Mr. de Barros was a founder of and a member of the board of directors of Petroplus Holdings AG (formerly Argus) from February 2006 to August 2006.

Thomas D. O'Malley has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Peter Backhouse has served as a director of BG Group p.l.c., the international gas exploration, production and marketing company, and as a member of the advisory board of Carlyle/Riverstone Global Energy and Power Funds since 2000. He also acts as an energy industry adviser. During his 25-year career with the British Petroleum Company (BP), Mr. Backhouse held a series of senior positions in exploration and production, refining and marketing and finance, most recently as executive vice president of global refining and marketing.

Maria Livanos Cattaui was secretary-general of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Ms. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become managing director, responsible for the forum's annual meeting in Davos. Ms. Cattaui also serves as vice chairman of the International Crisis Group and as a board member of several institutes and foundations, including the EastWest Institute.

Markus Dennler currently serves as a chairman of the board of directors of Converium Holdings Ltd. Previously, he served in a series of positions within the Credit Suisse Group, most recently as a member of the executive board of Credit Suisse Financial Services and as chief executive officer responsible for the global operational life and pensions business. Prior to that, he was a member of the corporate executive board of Winterthur Insurance, subsidiary of Credit Suisse Group.

Walter Grüebler has served as chairman of the board of directors of Sika AG since 2004. Prior to this position, he has served as chief executive officer of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a member of group management of Airex AG and from 1974 to 1990 as chief executive officer and vice chairman of the board of directors of Airex AG.

N. John Lancaster has served as managing director of Riverstone Holdings LLC ("**Riverstone**") since 2000. Prior to joining Riverstone, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services. Prior to joining Beacon, Mr. Lancaster was a vice president with Credit Suisse First Boston's natural resources group.

Eija Malmivirta presently serves as a member of the boards of directors of Kemira Oyj, Helsinki, National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki and Finnish National Theatre Oy, Helsinki. Ms. Malmivirta served as chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oy, most recently as executive vice president, head of Neste Trading and Supply.

Patrick Monteiro de Barros has served as chairman and chief executive officer of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. Prior to that, he was president and chief executive officer of Sigmoil Resources from 1987 to 1988 and senior vice president of Philipp Brothers from 1975 to 1987.

Paddy Powers has served as founder and managing director of Shannon LNG Limited since 2003. Prior to that, he served as director and chief executive of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Mr. Powers had various positions with Marathon Oil Company, including president of Marathon International Petroleum—Worldwide Business Development.

Baran Tekkora has served as a principal of Riverstone since 2005. Prior to joining Riverstone, Mr. Tekkora was a vice president at Goldman, Sachs & Co. in the natural resources group from 1996 to 2005.

The members of the board of directors may be contacted at Petroplus Holdings AG's business address.

In August 2006, Petroplus Holdings AG was granted an exemption from the Swiss residency and nationality requirements for members of the board of directors based on the holding privilege of article 708, paragraph 1, of the CO, with the consequence that only one member of the board of directors being authorized to represent Petroplus Holdings AG must have its residence in Switzerland.

Members of Senior Management (*Geschäftsleitung*)

The members of our senior management ("**Senior Management**" and, each such member, a "**Senior Manager**") are as follows:

Name	Position
Thomas D. O'Malley	Chief Executive Officer
Michael D. Gayda	Executive Vice President and General Counsel
Bruce A. Jones	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	Executive Vice President and Chief Commercial Officer
Karyn F. Ovelmen	Executive Vice President and Chief Financial Officer

The members of the Senior Management may be contacted at Petroplus Holdings AG's business address.

Thomas D. O'Malley (65) has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Michael D. Gayda (52) has served as our executive vice president, general counsel and secretary since the incorporation of Argus in February 2006. He served as executive vice president, general counsel and secretary at Premcor Inc. from January 2005 until September 2005 and senior vice president, general counsel and secretary from October 2002 to December 2004. Prior to this position, he served as general counsel—refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as vice president and associate general counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001. Prior to joining Tosco, Mr. Gayda spent 11 years at Pacific Enterprises, predecessors of Sempra Energy, in various legal positions, including special counsel.

Bruce A. Jones (54) has served as our chief operating officer since May 2006. Prior to joining us, he served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Chester J. Kuchta (42) has served as our chief commercial officer since June 2006. Prior to this position, he served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005. Prior to joining Premcor, Mr. Kuchta served as the crude oil supply manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Karyn F. Ovelmen (43) has served as executive vice president and chief financial officer since the incorporation of Argus in February 2006. Prior to this position, she served as executive vice president and chief financial officer of Argus Resources Inc. in 2006. Prior to joining Argus, Ms. Ovelmen served as vice president of external reporting and investor relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

Board Committees

In accordance with our ROO, our board of directors has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the board of directors on the matters specified below, often with the assistance of our Senior Management and others involved in the management of Petroplus Holdings AG. Members of the committees are generally non-executive members of the board of directors and independent. For purposes of committee membership, independent means a non-executive member of the board of directors who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

Audit Committee

The Audit Committee supports the board of directors as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, reviewing and assessing the independence of external auditors, financial reporting and results announcements as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to, the Petroplus Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the board of directors as determined by the board of directors. Each member of the Audit Committee must be a non-executive and independent director.

The members of the Audit Committee are Markus Dennler (chairperson), Baran Tekkora and Walter Grüebler.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the board of directors, suggests nominees for election to the board of directors and makes recommendations to the board of directors concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the board of directors as determined by the board of directors. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors.

The members of the Nominating and Corporate Governance Committee are Eija Malmivirta (chairperson), Peter Backhouse and Maria Livanos Cattaui.

Compensation Committee

The Compensation Committee supports the board of directors to assure that the executive officers and the members of the board of directors of our group are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the board of directors as determined by the board of directors, the majority of whom shall be non-executive and independent directors.

The members of the Compensation Committee are Patrick Monteiro de Barros (chairperson), Paddy Powers and N. John Lancaster.

Compensation, Shareholdings and Options

Compensation of the Non-Executive Members of the Board of Directors

Petroplus Holdings AG was founded in Bermuda on February 20, 2006. No compensation, including bonuses, was paid to the non-executive members of the former board of directors for the term beginning on February 20, 2006 and ending on August 22, 2006, the date of Petroplus Holdings AG's migration to Switzerland.

Each non-executive member of the board of directors will be paid an annual compensation of CHF 100,000 for services provided beginning on August 22, 2006. In addition, the chairperson of the Audit Committee will receive additional annual compensation of CHF 100,000, and the additional annual compensation for the other committee chairpersons will be CHF 20,000. The fee to be paid for attending board or committee meetings is CHF 2,500 per person. In addition, the non-executive members of the board of directors are eligible to participate in our equity participation plan. For further information, see "—Management/Employee Participation".

Compensation of Senior Management

The aggregate compensation, including bonuses, paid to the Senior Managers of Petroplus Holdings AG, for their employment with a subsidiary of Petroplus Holdings AG, for the term beginning on February 20, 2006, the date Petroplus Holdings AG was formed, and ending on August 22, 2006, the date of its migration to Switzerland, was $90,000. During that period, the only Senior Managers who were paid compensation were Michael D. Gayda and Karyn F. Ovelmen. This amount does not include the compensation paid to the former senior managers of Petroplus International B.V. or RIVR Acquisition B.V. We expect that the aggregate compensation that will be paid to members of the Senior Management, consisting of Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kutchta and Karyn F. Ovelmen, for the term beginning on August 22, 2006 and ending on December 31, 2006 will be CHF 1.7 million.

Employment Agreements with Members of Senior Management

During 2006, we have entered into employment agreements with our Senior Managers. The agreements, which have been amended from time to time, have an initial term of three years but are subject to automatic one-year extensions thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreements. The agreements provide for annual base salaries (with increases, if any, to be determined by our board of directors) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley, CHF 500,000 for Michael D. Gayda, CHF 500,000 for Chester J. Kuchta, CHF 500,000 for Bruce A. Jones and CHF 500,000 for Karyn F. Ovelmen.

The employment agreements provide that the Senior Managers are eligible to earn an annual bonus for 2006, as determined by the board of directors, based upon our growth and the achievement of our goals in that year. For 2007 and thereafter, with respect to each financial year of Petroplus ending during the employment term, Senior Managers are eligible to earn an annual bonus award if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

The employment agreements of the Senior Managers provide that if a manager's employment is terminated by us without cause, by the member of the Senior Management for good reason or upon our election not to extend the employment term, (A) the Senior Manager will be entitled to receive (i) any accrued but unpaid base salary, (ii) any unpaid annual bonus attributable to a prior financial year, (iii) a pro rata bonus through the date of termination and (iv) two times the sum of his base salary plus the target level annual bonus and (B) the Senior Manager's outstanding options will vest in full to the extent not previously vested. If the Senior Manager's employment is terminated by us without cause or by the Senior Manager for good reason, the Senior Manager is also entitled to have any amounts that would qualify as excess parachute payments subject to excise taxes under the U.S. Internal Revenue Code grossed up on an after-tax basis.

As described below under "—Management/Employee Participation", the employment agreements of the members of the Senior Management provide for the granting of options to purchase shares of Petroplus Holdings AG.

Shares and Options Owned by Members of the Board of Directors and Senior Management

Upon completion of the Offering, we expect the members of the board of directors (excluding Thomas D. O'Malley) will own directly or have a beneficial interest in (i) 263,452 Shares, representing 0.45% of the voting rights of Petroplus Holdings AG (0.43% assuming the over-allotment option is exercised in full), and (ii) 103,140 stock options to acquire shares in Petroplus Holdings AG. The beneficial interest mentioned in the previous sentence does not reflect the indirect interests held by one member of the board of directors through Stichting Management RIVR. See "Relationship of Members of the Board of Directors to the Selling Shareholder".

Upon completion of the Offering and including the 55,497 Shares allotted to the members of the Senior Management in the Offering, we expect our Senior Management (including Thomas D. O'Malley) will own directly, or have a beneficial interests, in (i) 2,186,853 Shares, representing 3.75% of the voting rights of Petroplus Holdings AG (3.58% assuming the over-allotment option is exercised in full), and (ii) 2,326,586 stock options to acquire 2,326,586 shares in Petroplus Holdings AG. For more information, see "—Management/Employee Participation" with regard to the options allocated at the time of the Offering.

80,640 of the above-mentioned options owned by members of the board of directors and the 2,326,586 options owned by Senior Management were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of shares and are not dependent upon their employment or service. In total, Petroplus Holdings AG granted 2,407,226 options to these individuals. Each option provides the holder the right to purchase one share at a price of $15.80 representing the fair market value of the shares as of the date of purchase in the first half of 2006, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of the equity incentive plan (**"The Equity Incentive Plan"**) under which they were issued. One-half of the 2,211,996 options out of a total of 2,407,226 options that have been granted to members of our board of directors and Senior Management will vest at the earlier of (i) our initial public offering and (ii) July 31, 2007, and the other one-half will vest on July 31, 2008. The remaining 195,230 options will vest on June 1, 2009.

The board of directors has resolved to grant to each member of the board of directors (excluding Thomas D. O'Malley) 2,500 options at the completion of the Offering. Each option provides the holder with the right to purchase one share at the Offer Price. The options have a duration of ten years and vest in equal amounts on the first, second and third anniversary of the first trading day of the Shares.

Further, the board of directors has resolved to grant to each member of the Senior Management (excluding Thomas D. O'Malley) 50,000 options and to Thomas D. O'Malley 60,000 options in January 2007. Each option will provide the holder with the right to purchase one share at the fair market value on the date of grant (i.e., closing price of the first trading day in January 2007), will have a duration of ten years and will vest in equal amounts on the first, second and third anniversary of the date of grant.

Management/Employee Participation

The employment agreements of the Senior Managers provide for the granting of options in the first quarter of each calendar year for the purchase of our shares at an exercise price equal to the fair market value of our shares on the date of grant in the amount to be determined by our board of directors. These options may be for no less than 0.1% of our total outstanding shares for Mr. O'Malley and no less than 0.05% of our total outstanding shares for each of our other Senior Managers. Annual options will vest in equal installments on each of the first three anniversaries of the date of grant, and will become fully vested upon the occurrence of a change in control of Petroplus Holdings AG.

The board of directors has adopted an equity participation plan (the **"Plan"**). Employees, consultants and members of the board of directors of Petroplus Holdings AG and its subsidiaries will be eligible to participate in the Plan. The total number of awards issued under all equity incentive plans will be limited to approximately 8% of our outstanding shares. Generally, options granted under the Plan will provide the holder the right to purchase one share at a price no less than the fair market

value at the time of the grant, will become fully vested upon a change of control of Petroplus Holdings AG and will be subject to the terms and conditions of the Plan. Subject to the determination of the Compensation Committee, options generally will vest in equal amounts over three to five years, will be conditioned upon continued employment or service with us, will vest on the disability or death of the recipient, will be forfeited upon a termination for cause and will have a duration of at least ten years. Under the Plan, the board of directors granted to employees and directors of Petroplus Holdings AG (but not to members of Senior Management) approximately 300,000 options at the time of the Offering at an exercise price equal to the Offer Price, with vesting in pro rata amounts over three years.

The shares to be delivered upon exercise of the Plan will either be treasury shares or shares issued out of the conditional share capital of Petroplus Holdings AG. For information regarding the conditional share capital, see "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital".

Relationship of Members of the Board of Directors to the Selling Shareholder

Mr. Backhouse holds *de minimis* (i.e., less than 1%) equity interests in Stichting Management RIVR and in one of the vehicles managed by C/R Energy GP II Ltd. (the "C/R Vehicles"), through which C/R Vehicle Mr. Backhouse holds an indirect interest in Carlyle/Riverstone S.à.r.l and Carlyle/Riverstone Participations II International B.V., two of the shareholders of the selling shareholder, are wholly owned by the C/R Vehicles.

Mr. Lancaster has served as managing director of Riverstone since 2000. Riverstone is a co-venturer in the management of the Carlyle/Riverstone Global Energy and Power Funds, of which C/R Energy GP II Ltd. and the C/R Vehicles are affiliates. Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., two of the shareholders of the selling shareholder, are wholly owned by the C/R Vehicles.

Mr. Lancaster holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest in the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.). Mr. Lancaster also holds indirect profit participation interests in such C/R Vehicles, which may include a *de minimis* (under 1%) participation in the amount of profits distributed to such C/R Vehicles (which amount, if any, is not determined) in respect of the appreciation earned and distributed to Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., through their respective ownership of the selling shareholder, in respect of the proceeds to the selling shareholder from the Offering and any subsequent sales of shares in us.

Mr. Tekkora holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest of the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.).

See "Principal and Selling Shareholder—The Selling Shareholder".

PRINCIPAL AND SELLING SHAREHOLDER

Overview

The following table sets forth information with respect to the ownership of registered shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each as of the date of this offering circular by:

- each person who is known by us to own directly or indirectly 5% or more of the outstanding shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each;
- the members of the board of directors; and
- the members of our Senior Management:

Name of Owner	Shares Owned Prior to the Offering		Number of Shares Offered	Shares Owned After the Offering[1][8]		Shares Owned After the Offering[2][8]	
	Number	%		Number	%	Number	%
RIVR Holding B.V.[3]	38,118,150	94.5	22,000,000[1]	16,118,150	27.6	12,818,150	21.0
Thomas D. O'Malley[4] and affiliated parties[5]	1,936,126	4.8	—	1,981,624[8]	3.4	1,981,624	3.2
Members of the board of directors in total, excluding Thomas D. O'Malley	80,640	<0.5	—	263,452	<0.5	263,452	<0.5
Members of Senior Management in total, excluding Thomas D. O'Malley and affiliated parties[6][7]	195,230	<0.5	—	205,229[8]	<0.5	205,229	<0.5
Others[6]	6,454	<0.5	—	6,454	<0.5	6,454	<0.5
Public	—	—	—	39,761,691	68.2	45,761,691	75.0

(1) Assuming that the over-allotment option is not exercised.

(2) Assuming that the over-allotment option is exercised in full with the 45:55 distribution between Petroplus Holdings AG and the selling shareholder.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(4) The address of this shareholder is Greenwich, Connecticut (USA).

(5) In addition to 1,574,009 directly held shares, Mr. O'Malley controls Horse Island Partners, LLC, the address of which is Greenwich, Connecticut (USA). Horse Island Partners, LLC holds 359,122 shares. Mr O'Malley is also the trustee of T.D.&M.A. O'Malley Foundation Inc., a charitable organization, the address of which is Greenwich, Connecticut (USA). The T.D.&M.A. O'Malley Foundation Inc. holds 2,995 shares.

(6) Members of our Senior Management, our board of directors and an employee have been granted options to purchase shares. You can find a description of these options in "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Shares and Options Owned by Members of the Board of Directors and Senior Management".

(7) The members of the Senior Management (excluding Thomas D. O'Malley and affiliated parties) are: Michael D. Gayda, Basking Ridge, New Jersey (USA); Bruce A. Jones, Steinhausen, Switzerland; Chester J. Kuchta, Zug, Switzerland; and Karyn F. Ovelmen, Zug, Switzerland.

(8) In the Offering a total of 182,812 Shares were allocated to the members of the board of directors (excluding Thomas D. O'Malley and affiliated parties) and 55,497 Shares to members of the Senior Management (including Thomas D. O'Malley and affiliated parties).

We are aware that each of RIVR Holding B.V. and the five members of the Senior Management (i.e. Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kuchta and Karyn F. Ovelmen) signed lock-up undertakings with regard to their Shares for a period of 180 days and 360 days, respectively. See "Offering and Sale—Lock-up Agreements with the Joint Bookrunners and the Managers".

Assuming no exercise of the over-allotment option and taking into account the sale of Shares by the selling shareholder and the allocation of 55,497 Shares to members of the Senior Management in

the Offering, 16,118,150 Shares held by the selling shareholder are subject to a 180-day lock-up and 2,186,853 Shares held by members of Senior Management are subject to a 360-day lock-up, which represent, once the Offering is completed, 27.6% and 3.7%, respectively, of the voting rights of Petroplus Holdings AG. If the over-allotment option is exercised in full, 12,818,150 Shares held by the selling shareholder will be subject to a 180-day lock-up and 2,186,853 Shares held by members of Senior Management will be subject to a 360-day lock-up, representing 21.0% and 3.6%, respectively, of the voting rights of Petroplus Holdings AG. We are not aware that RIVR Holding B.V. owns any options to acquire shares in Petroplus Holdings AG. For information on the options owned by the members of the Senior Management see "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Management/Employee Participation".

The Selling Shareholder

RIVR Holding B.V., the selling shareholder, is a private company with limited liability organized under the laws of the Netherlands. The selling shareholder was formed for the primary purpose of making investments in and acquiring companies, granting guarantees, managing and supervising companies, cooperating with companies and other enterprises and entering in joint ventures with other companies.

The following table sets forth certain information with respect to the ownership of equity securities of the selling shareholder:

Shareholder	Percentage Owned
Carlyle/Riverstone Participations S.à.r.l.[1][7]	37.301%
Carlyle/Riverstone Participations II Intermediate B.V.[2][7]	19.708%
Stichting Investors RIVR (Netherlands)[3][7]	2.165%
Velocity Capital B.V. (Netherlands)[4][7]	15.969%
Tanzanite B.V. (Netherlands)[5][7]	15.969%
Stichting Management RIVR (Netherlands)[6][7]	8.889%

(1) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is 30 Boulevard Royal, L2449 Luxembourg, Luxembourg.

(2) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Investors RIVR is a foundation under Dutch law, which exercises all the rights attached to the RIVR shares owned by it. Stichting Investors RIVR has issued depositary receipts, the holders of which are entitled to receive the dividends that the selling shareholder distributes to Stichting Investors RIVR.

(4) The address of this shareholder is Apollolaan 15, 1077AB Amsterdam, The Netherlands. Velocity Capital B.V. is the personal holding company for Willem Willemstein, a former board member of Petroplus International B.V. Velocity Capital B.V. is controlled by Mr. Willemstein, whose address is Blaricum, The Netherlands. Mr. Willemstein also holds 4,312,500 depositary receipts issued by Stichting Management RIVR through Velocity Capital B.V. See footnote (6) below.

(5) The address of this shareholder is Verlengde Poolseweg 34 46 Kamer 232, 4818 CL, Breda, The Netherlands. Tanzanite B.V. is the personal holding company for Marcel van Poecke, a former board member of Petroplus International B.V. Tanzanite B.V. is controlled by Mr. Van Poecke, whose address is Antwerp, Belgium. Mr. Van Poecke also holds 4,312,500 depositary receipts issued by Stichting Management RIVR through Tanzanite B.V. See footnote (6) below.

(6) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Management RIVR is a foundation established under Dutch law on March 14, 2005 to carry out a management equity incentive scheme. It holds shares in the selling shareholder and exercises all rights attached to such shares. Stichting Management RIVR issued depositary receipts to current and former managers of Petroplus International B.V. and its subsidiaries. Willem Willemstein, who controls Velocity Capital B.V., holds through Velocity Capital B.V. 4,312,500 such depositary receipts, and Marcel Van Poecke, who controls Tanzanite B.V., holds through Tanzanite B.V. 4,312,500 depositary receipts. In addition, Peter Backhouse, one of our board members, holds 142,313 depositary receipts. Holders of depositary receipts are entitled to receive dividends that the selling shareholder distributes to Stichting Management RIVR. Presently, Stichting Management RIVR has 21,527,013 depositary receipts outstanding, which are owned by approximately 91 current and former managers of Petroplus International B.V. As far as the selling shareholder is aware, Stichting Management RIVR will not issue any depositary receipts to any persons other than the persons who currently participate in the management equity incentive scheme.

(7) These shareholders are parties to a shareholders' agreement, pursuant to which most shareholder decisions may be made by a general 50% qualified majority of the votes cast at a general meeting of shareholders, with certain decisions requiring a 75% majority.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below is a brief summary of certain agreements, arrangements and transactions between us and the selling shareholder, its beneficial shareholders or entities controlled by the selling shareholder and of certain agreements, arrangements and transactions between us and members of our board of directors or our Senior Management, including former members.

In addition to its 94.5% interest prior to the Offering (27.6% after completion of the Offering or 21.0% if the over-allotment option is exercised in full) in Petroplus Holdings AG, the selling shareholder, RIVR Holding B.V., is a majority shareholder of 4Gas Holding B.V., a private company with limited liability organized under the laws of the Netherlands. RIVR Holding B.V. also owns 100% of RIVR Divestment B.V., a private company with limited liability organized under the laws of the Netherlands. The following diagram depicts, in simplified form, the selling shareholder's current corporate structure:


RIVR Holding B.V.
94.5%
Petroplus Holdings AG
RIVR Divestment B.V.
4Gas Holding B.V.
Other Non-Core Assets
Other 4Gas Assets

Sale of Non-Core Assets

Overview

In preparation for the Offering, our management and the selling shareholder agreed to restructure our group by selling our non-core assets, or businesses that were not related to our refining and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group or the selling shareholder. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petroleum and petrochemical industry;
- the Frisol/Bunkering group, which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, the selling shareholder and our subsidiary RIVR Acquisition B.V. entered into a notarial deed of sale, distribution and transfer pursuant to which RIVR Acquisition B.V. transferred its shareholding in 4Gas B.V. to the selling shareholder partly as a dividend distribution amounting to €1.8 million and partly in exchange for a $224.5 million (€175 million) loan note issued by the selling shareholder (which note was subsequently transferred to Petroplus International B.V.) and the assumption of debt under a $64.1 million (€50 million) PIK facility. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. The selling shareholder is required to repay the principal of this note at the time and to the extent (i) the selling shareholder receives net proceeds of any secondary offering, including the Offering, of the selling shareholder's shares in Petroplus Holdings AG in excess of the sum of (a) the amount outstanding of the selling shareholder's €125 million ($158.8 million)

senior debt, (b) the selling shareholder's costs relating to any secondary offering and running costs of (c) amounts retained by the selling shareholder to discharge its actual and contingent liabilities, provided that the amounts referred to in (b) and (c) cannot exceed €30 million or (ii) certain events of default occur. The final redemption date of the loan note is August 17, 2026. The selling shareholder will repay its note to Petroplus International B.V. with part of the proceeds received from the sale of the Existing Shares in the Offering assuming it receives sufficient proceeds in excess of the amount described above.

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "**Other 4Gas Assets**"), to 4Gas B.V. for an initial consideration of $6.4 million (€5 million) non-recourse loan note and deferred consideration to the extent the aggregate proceeds of the sale of the Other 4Gas Assets exceed $6.4 million (€5 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and any accrued interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets or (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. Under the deferred compensation provision, the proceeds from the sale of Milford Haven and Milford Energy Ltd. assets will be paid as follows: the first €5 million will be paid to 4Gas B.V., the second €5 million will be paid to Petroplus International B.V. and the remaining proceeds will be split evenly between 4Gas B.V. and Petroplus International B.V. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets prior to their sale. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale.

Furthermore, Petroplus International B.V. has signed a non-binding memorandum of understanding with 4Gas B.V. setting forth the main terms and conditions under which the parties will negotiate in good faith for the sale of shares in Dragon LNG Holding Ltd. and Dragon LNG Ltd. (together, "**Dragon**") and Milford Energy Limited, after appropriate consents have been received from the other parties who have an interest in Dragon and Milford Energy Limited. There is no obligation to complete the sale of Dragon and Milford Energy Limited. However, if the transaction is completed, we expect to receive net proceeds of $25.7 million (€20 million) from the sale of Dragon and $6.4 million (€5 million) from the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold substantially all of our remaining non-core assets, including the Petroplus Tankstorage group, the Frisol/Bunkering group and the Oxyde group (collectively, the "**Other Non-Core Companies**"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of $147.5 million (€115 million), of which approximately $121 million (€95 million) had been repaid as of the date of this offering circular. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Frisol/Bunkering group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. or (v) certain events of default occur. The loan note terminates upon RIVR Divestment B.V.'s sale to a third party or its final liquidation, provided that (i) the proceeds of such sale or liquidation are applied to redeem any outstanding amounts under the note in accordance with its terms and (ii) RIVR Divestment B.V. does not have any rights to any other assets or claims or, at that point in time, any reasonable refinancing possibilities.

We have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties under the share sale and purchase agreement for the Other Non-Core Companies gives rise to a liability of $641,500 (€500,000) or more and the aggregate liability for all breaches of our representations and warranties exceeds $6.4 million (€5.0 million) subject to a cap of the purchase price. RIVR Divestment B.V. is required to procure the release of our subsidiary Petroplus International B.V. and any member of its group from any joint and/or several guarantees given or assumed by Petroplus International B.V. or any member of its group in relation to any of the liabilities of the Other Non-Core Companies. Pending such release, RIVR Divestment B.V. has agreed to indemnify Petroplus International B.V. and any member of its group against all amounts paid by any of them pursuant to any such guarantees.

On August 18 and 21, 2006, Petroplus International B.V. assigned all its rights and obligations under the Frisol/Bunkering and Oxyde share purchase agreements to RIVR Divestment B.V. Under these share purchase agreements, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and Oxyde group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, such agreements and any related agreements.

Other Agreements

In addition to the above loan notes, 4Gas Holding B.V., Petroplus Tankstorage B.V. and Frisol B.V. have issued to Petroplus International B.V. loan notes totaling approximately $16.4 million (€12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. or its group companies by 4Gas Holding B.V., Petroplus Tankstorage B.V. or Frisol B.V. or any of the companies in the 4Gas group, the Petroplus Tankstorage group or the Frisol/Bunkering group.

On August 21, 2006, the selling shareholder, Petroplus International B.V. and RIVR Divestment B.V. entered into an indemnity agreement pursuant to which Petroplus International B.V. has agreed to indemnify RIVR Divestment B.V. against any liabilities of RIVR Divestment B.V. in respect of any representation, warranty or indemnity set out in any share purchase agreement with any third party in relation to the disposal of the Other Non-Core Companies if RIVR Divestment B.V. is unable to pay such amounts itself, to the extent Petroplus International B.V. has provided prior written notice to the selling shareholder that it agrees to the terms of such share purchase agreement. In return, the selling shareholder has agreed to reimburse Petroplus International B.V. any time Petroplus International B.V. is required to make a payment under the indemnity agreement with RIVR Divestment B.V. or under any third-party claim related to Petroplus International B.V.'s ownership or operation of the Other Non-Core Companies or the assets of these companies prior to their sale, except if such payment relates to the agreement for the sale of shares in Oxyde Chemicals B.V., Petroplus Bunkering International B.V. or Petroplus Tankstorage International B.V. The selling shareholder's indemnity obligation will continue for a period of three years following August 21, 2006. The selling shareholder's aggregate liability under this indemnity agreement and another general indemnity agreement it entered into with RIVR Acquisition B.V. on August 21, 2006 may not exceed the sum of $32.1 million (€25.0 million). Under the general indemnity agreement, the selling shareholder agreed to indemnify RIVR Acquisition B.V. for a period of three years in relation to certain liabilities of RIVR Acquisition B.V. subject to the cap set as described in the preceding sentence. This general indemnity agreement was entered into in connection with our acquisition of the shares of RIVR Acquisition B.V.

We have also given other limited representations and warranties in the above-described share sale and purchase agreements with 4Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., we entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, we have agreed to perform certain management services, including liquidations or disposals in relation to designated operating companies in the RIVR Divestment group. This service agreement will terminate at the earlier of (i) December 31, 2007 or (ii) the sale, transfer or liquidation of the designated companies. The fee for these services is based on a cost-plus calculation that includes an initial margin of 10%.

Transaction with Members of the Board of Directors and Senior Management

We have agreed to lease office space in London from Argus Resources (UK) Limited, an entity controlled by Patrick Monteiro de Barros, a member of our board of directors, for one-half of the expenses associated with this office, which are expected to be approximately $9,000 per month.

Interested Parties

Board of directors members N. John Lancaster and Baran Tekkora are managing director and principal, respectively, of Riverstone, and former board of directors members Pierre F. Lapeyre and David M. Leuschen who resigned on November 29, 2006, are senior managing directors of Riverstone. In addition, former board of directors member Ian Forsyth who resigned on November 29, 2006 is one of our employees.

Other Related Party Transactions

As of December 31, 2005, Petroplus International B.V. had a note receivable in the amount of $251.2 million (including principal and interest thereunder) to its then sole shareholder, RIVR Acquisition B.V. Interest payable on this loan was $6.0 million in 2005 and $8.0 million in the first six months of 2006. This loan is eliminated in consolidation.

On December 1, 2005, Petroplus International B.V. entered into a management agreement with RIVR Acquisition B.V. Under this agreement, RIVR Acquisition B.V. provided administrative and financial services. We paid RIVR Acquisition B.V. $0.4 million for the provision of services under this agreement in 2005 and $0.6 million in the first four months of 2006. The management services agreement was terminated effective April 30, 2006.

Marcel van Poecke and Willem Willemstein, both of whom are indirect shareholders of the selling shareholder, were the co-chief executive officers of Petroplus International B.V. from May 1993 to May 2006. The aggregate amount paid by us and our subsidiaries to Messrs. van Poecke and Willemstein for acting as our co-chief executive officers and providing other services to our group was $3.8 million in 2005 and $3.0 million in the first six months of 2006.

Loans to Members of the Board of Directors or Senior Management

As of the date of this offering circular, we had no outstanding loans to members of the board of directors or the Senior Management.

INFORMATION ABOUT THE ISSUER

Incorporation, Name, Registered Seat, Duration and Fiscal Year

Petroplus Holdings AG was initially incorporated on February 20, 2006 under the name Argus Atlantic Energy Limited by Thomas D. O'Malley, our CEO and the Chairman of our board of directors, acting in his own name and through an entity controlled by him called Horse Island Partners, LLC, T.D.&M.A. O'Malley Foundation Inc. and Patrick Monteiro de Barros, a member of our board of directors, investing through Darsy II Ltd., a legal entity in which he has a beneficial interest, as a stock corporation established under the laws of Bermuda. In August 2006, Argus Atlantic Energy Limited combined its business with Petroplus International B.V.'s refining and wholesale marketing operations by exchanging shares of Argus Atlantic Energy Limited for shares of RIVR Acquisition B.V., which was the direct shareholder of Petroplus International B.V. at the time. On August 21, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office from Bermuda to Zug, Switzerland, and to change its name from Argus Atlantic Energy Limited to Petroplus Holdings AG, with Petroplus Holdings AG being entered on August 22, 2006, as a Swiss stock corporation (*Aktiengesellschaft*) pursuant to Articles 620 *et seq.* of the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*) in the Commercial Register of the Canton of Zug under registration number CH-170.3.029.779-9. For further information, see "Board of Directors, Senior Management and Employees" and "Principal and Selling Shareholder". Our registered office is Industriestrasse 24, 6304 Zug, Switzerland. Our registered office is our head office.

Petroplus Holdings AG has been incorporated for an unlimited duration.

Our financial year-end is December 31.

Business Purpose of Petroplus Holdings AG

Our principal purpose, as set out in article two of our articles of association, is the following: the direct or indirect acquisition, management and sale of participations in domestic and primarily foreign companies, particularly in the energy industry; the acquisition, management and sale of securities and other similar assets; and the execution and financing of financial and fiduciary businesses. We are empowered to open and maintain domestic and foreign branch offices, to take over agencies, to engage in any business and to enter into any agreements that are appropriate to promoting our purpose or that are directly or indirectly within the scope of our activities. We may also undertake financing for ourselves or on behalf of other parties, in particular the financing of holding companies as well as issuing guarantees and suretyships for associated companies and third parties.

Group Structure

Petroplus Holdings AG operates through majority or wholly owned subsidiaries, as well as certain minority participations. You can find information about our subsidiaries and equity investments in Schedule 3 and Notes 11 and 12 to the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005. As of May 31, 2006, EPH became a subsidiary of ours. You can find a list of EPH's subsidiaries in Note 26 to the EPH Consolidated Financial Statements as of and for the year ended December 31, 2005. In addition, the following wholly owned subsidiaries of Argus belong to our group: Argus Services Corporation (Delaware, USA), Argus International Limited (Bermuda), Argus International S.à.r.l. (Luxembourg), Argus Energy S.à.r.l. (Luxembourg) and Refinaria Vasco da Gama S.A. (Portgual). As listed in Note 11 and 12 of the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005, we hold more than 10% of the equity capital in the following non consolidated entities:

Name	Registered Office	Percentage Ownership of Equity Capital
PLG Pflichtlagergesellschaft für Mineralöle	Zug, Switzerland	35%
SOGEP Société Genevoisedes Pétroles	Vernier, Switzerland	32%
SAPPRO SA (Société du Pipeline a Produits Petroliers sur Territoire Genevois)	Vernier, Switzerland	15.6%
RBE-Rheinische Bio Ester GmbH & Co. KG	Neus, Germany	17.2%

DESCRIPTION OF SHARE CAPITAL AND SHARES

Set out below is certain information concerning our share capital and brief summaries of certain provisions of our articles of association ("Statuten"), the CO and other Swiss statutes relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, the CO and such other statutes as in effect on the date of this offering circular.

Share Capital and Share Capital Changes

Share Capital

As of the date of this offering circular, Petroplus Holdings AG's outstanding share capital amounts to CHF 535,529,988 and is divided into 58,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

If the over-allotment option is exercised, the share capital will be increased by up to CHF 24,786,000, or of up to 2,700,000 Shares, from Petroplus Holdings AG's authorized share capital, excluding the pre-emptive rights (*Bezugsrechte*) of the existing shareholders. See "—Share Capital and Share Capital Changes—Authorized Share Capital". The New Shares issued in the Offering shall be subscribed for and paid at their nominal value by Credit Suisse acting, on behalf of the Swiss Managers, in anticipation of their sale in the Offering, at the Offer Price pursuant to a Subscription and Underwriting Agreement. See "Offering and Sale".

Authorized Share Capital

As of the date of this offering circular, Petroplus Holdings AG's authorized share capital is CHF 185,144,994, divided into 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The Shares to be newly issued upon the exercise of the over-allotment option, if any, will come from the authorized share capital.

As of the date of this offering circular, article 5 of Petroplus Holdings AG's articles of association reads as follows (unofficial translation of the German original):

> Authorized Capital
>
> The board of directors is authorized to increase the share capital, at any time until November 29, 2008, by a maximum amount of CHF 185,144,994 by issuing a maximum of 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board of directors is entitled to issue these shares by means of a firm underwriting or in partial amounts.
>
> The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares are to be paid up, the date from which they carry dividend rights and the allocation of unexercise pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent such rights are not exercised.
>
> The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares or (ii) for granting an over-allotment option of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price. The new registered shares shall be subject to the transfer restrictions of article 8 of the articles of association.
>
> The maximum amount of shares to be issued will be reduced to the extent shares are issued out of conditional share capital pursuant article 6a.

Conditional Share Capital

As of the date of this offering circular, Petroplus Holdings AG's conditional share capital is CHF 230,191,254, divided into 25,075,300 fully paid-up registered shares with a nominal value of CHF 9.18 each pursuant to which (a) 4,907,000 of registered shares with a nominal amount of CHF 9.18 will be available for issuing, under the exclusion of shareholders' pre-emptive rights, to (i) directors, employees and consultants exercising option rights granted to them under employee participation plans or (ii) shareholders exercising the 2,420,134 options granted to them (see "—Outstanding Convertible Securities and Warrants, Bonds, Borrowing and Contingent Liabilities") and (b) up to 20,168,300 registered shares with a nominal amount of CHF 9.18 will be available for

issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG.

As of the date of this offering circular, articles 6 and 6a of Petroplus Holdings AG's articles of association read as follows (unofficial translation of the German original):

Conditional Capital

Article 6

Petroplus Holdings AG's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260 through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights granted to consultants, employees, and directors of Petroplus Holdings AG and its subsidiaries, as well as to shareholders.

The issuance of shares or option rights may be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

The new registered shares shall be subject to the transfer restrictions of article 8.

Article 6a

The share capital may be increased by a maximum amount of CHF 185,144,994 by issuing up to 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of Petroplus Holdings AG or one of its subsidiaries in one or more issues.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (a) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or (b) to issue warrants or convertible bonds on the national or international capital market.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in article 5 regarding share capital increases out of authorized capital.

Share Capital Changes

The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 are described below.

Petroplus Holdings AG (formerly Argus) was incorporated in Bermuda with an authorized share capital of $48,000 comprising 4,800,000 common shares of par value $0.01 per share. On February 23, 2006, the authorized share capital was increased from $48,000 to $2,000,000, of which $48,000 comprised 4,800,000 common shares of par value $0.01 per share that were issued on that day.

In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from $0.01 to $7.50 per share by leaving the issued share capital unchanged at $48,000, resulting in 6,400 issued common shares of par value $7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value $7.50 were issued out of the authorized share capital of $2,000,000, resulting in a total issued share capital of $1,080,000, consisting of 144,000 common shares of par value $7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from $2,000,000 to $750,000,000, out of which $15,558,375 comprised 2,074,450 common shares at par value $7.50 per share that were issued on the same day, leading to a total issued share capital of $16,638,375, consisting of 2,218,450 common shares at par value $7.50 each.

On August 21, 2006, Argus's issued share capital was increased from $16,638,375 to $302,524,500 by issuing 38,118,150 common shares of par value $7.50 out of Argus's authorized share capital of $750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V.

Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to $302,524,500, consisting of 40,336,600 common shares of par value $7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Pursuant to a shareholders resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their pre-emptive rights (*Bezugsrechte*) and the share capital increase was registered with the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006. For further information regarding the extraordinary shareholders' meeting see "Additional Information—Shareholders' Meeting Held on the Pricing Day".

No Participation Certificates and Profit Sharing Certificates

Petroplus Holdings AG does not have any participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*) outstanding.

Own Shares

We hold no treasury shares in Petroplus Holdings AG.

Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

We have granted a total of 2,442,634 options to members of the board of directors, Senior Management and an employee. 2,420,134 of these options were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each of these options provides the holder the right to purchase one share at a price of $15.80, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of The Equity Incentive Plan under which they were issued. One-half of the 2,218,450 options out of the total of 2,420,134 options that have been granted will vest at the earlier of (i) our initial public offering and (ii) July 31, 2007 and the other one-half will vest on July 31, 2008. The remaining 201,684 options will vest on June 1, 2009. The remaining 22,500 options are options the board of directors has resolved to grant to each member of the board of directors (excluding Thomas D. O'Malley) at the completion of the Offering. Each of these 22,500 options provides the holder with the right to purchase one share at the Offer Price. The options have a duration of 10 years and vest in equal amounts on the first, second and third anniversary of the first trading day of the Shares.

Description of the Shares

The Shares

All of the Shares are registered shares (*Namenaktien*) with a nominal value of CHF 9.18 each and restricted transferability in accordance with our articles of association. The 58,336,600 Shares outstanding as of the date of this offering circular are fully paid-up and validly issued. At the date of the Offering, shareholders do not have the right to ask for printing and delivery of share certificates (*Namenaktien mit aufgehobenem Titeldruck*). A shareholder may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding. See "Additional Information".

Voting and Transfers of Shares

Each Share carries one vote at the shareholders' meetings. All Shares have equal rights. Voting rights and certain other non-economic rights attached to the Shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or usufructuary (*Nutzniesser*) with voting rights.

Persons who have acquired registered Shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the Shares concerned in their own name and for their own account.

Persons not expressly declaring themselves to be holding Shares for their own account in their application for entry in the register of Shares (a "**Nominee**") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered Shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The board of directors has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated Shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant Shares.

If the registration of shareholdings with voting rights was effected based on false information, the board of directors may cancel such registration with retroactive effect.

Shareholders' Meetings

Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's preceding financial year. In the case of Petroplus Holdings AG, this means the meeting must be held on or before June 30 each year. A shareholders' meeting may be convened by the board of directors or, if necessary, by its independent auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved at a shareholders' meeting or requested by shareholders representing in aggregate at least 10% of the nominal share capital of Petroplus Holdings AG in writing. Holders of Shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. The request must be communicated to the board of directors in writing at least 45 days prior to the shareholders' meeting. Extraordinary shareholders' meetings may be called as often as necessary, in particular in all cases required by law. A shareholders' meeting is convened by publishing a notice of such meeting in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) or by sending a registered letter to the shareholders of record at least twenty days prior to such meeting.

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings.

The shareholders' meeting passes resolutions and carries out elections by the majority of the votes cast, including abstentions, void and blank votes, to the extent that the law or the articles of association do not provide otherwise. Such resolutions include amendments to the Articles, elections of the members of the board of directors and statutory and group auditors, approval of the annual financial statements, setting the annual dividend, decisions to discharge the members of the directors and management for statutory liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting (*Sonderprüfung*). A resolution passed at the shareholders' meeting with a qualified majority (*qualifiziertes Mehr*) of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for: (i) changes in a company's purpose; (ii) the

creation of shares with privileged voting rights (*Stimmrechtsaktien*); (iii) restrictions on the transferability of registered shares; (iv) an authorized or conditional increase in a company's share capital; (v) an increase in a company's share capital by way of capitalization of reserves (*Kapitalerhöhung aus Eigenkapital*), against contributions in kind (*Sacheinlage*), for the acquisition of assets (*Sachübernahme*) or involving the grant of special benefits; (vi) the restriction or elimination of pre-emptive rights of shareholders (*Bezugsrechte*) or (vii) a relocation of domicile. In addition, any article providing for a greater voting requirement than is prescribed by law or the existing articles of association must be adopted by such a qualified majority. Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (*Fusion*) (including a possible squeeze-out merger), de-merger (*Spaltung*) or conversion (*Umwandlung*) of a company.

At shareholders' meetings, shareholders can be represented by proxy. Each shareholder may authorize in writing any other person who does not have to be a shareholder, a company representative (*Organvertreter*), a specially designated independent shareholder representative (*unabhängiger Stimmrechtsvertreter*) or a depositary representative (*Depotvertreter*) to represent him or her in the shareholders' meeting.

The chairman of the shareholders' meeting decides on the voting procedure at meeting.

Shareholders' Inspection Rights

A shareholder may, upon application to Petroplus Holdings AG, inspect the minutes of our shareholders' meetings. In accordance with Swiss law, we make our annual report and the auditors' report available for inspection by shareholders at our registered address at least 20 days prior to each ordinary shareholders' meeting. Any shareholder may request a copy of these reports in advance of or after the ordinary shareholders' meeting. In addition, at a shareholders' meeting, a shareholder may request information from the board of directors concerning the business and operations of Petroplus Holdings AG and may request information from the auditors concerning the performance and results of their examination of the financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of Petroplus Holdings AG.

Shareholders' Right to Bring Derivative Actions

Under the CO, an individual shareholder may bring an action in his own name, for the benefit of the company, against the company's directors, officers or liquidators, which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties.

Allocation of Annual Net Profits

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital. Any net profits remaining are at the disposal of the shareholders' meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then an amount equal to 10% of such excess must be retained by the company as general reserves. See also "Dividends and Dividend Policy".

In addition, any proposal by the board of directors to declare a dividend will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax, regulatory and other legal considerations.

The proposal of the board of directors to distribute dividends requires the approval of the general shareholders' meeting. Furthermore, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory law and our articles of association. Dividends that have not been collected by the shareholders within five years after the due date prescribed under Swiss law are allocated to our free reserves.

Dividends are usually due and payable no sooner than three days after the shareholders' resolution relating to the allocation of profits has been passed.

You can find information about deduction of withholding taxes in "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Ordinary Capital Increase, Authorized and Conditional Share Capital

The share capital of Petroplus Holdings AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of the shareholders of Petroplus Holdings AG by a simple majority of the votes cast, (ii) in consideration of contributions in kind (*Sacheinlage*) if the pre-emptive rights (*Bezugsrechte*) of the existing shareholders are excluded or (iii) in the event of a transformation of reserves into share capital, by a majority of two-thirds of the shares represented and the majority of the nominal value of the shares represented at the meeting authorizing the resolution. In addition, under the Swiss Code of Obligations, the general meeting of shareholders may empower the board of directors to effect a share capital increase based on:

(a) authorized capital (*genehmigtes Kapital*) to be utilized at the discretion of the board of directors within a period not exceeding two years from approval by the general meeting of shareholders; and

(b) conditional capital (*bedingtes Kapital*) for the purpose of issuing shares, *inter alia*, to grant rights to employees, directors and advisors of the Company to subscribe to new shares and other option and conversion rights.

The authorized capital and the conditional capital may each not exceed 50% of the outstanding share capital.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a shareholders' meeting. Shareholders have certain pre-emptive rights (*Bezugsrechte*) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a shareholders' meeting by a qualified majority may, however, limit or suspend pre-emptive rights in certain circumstances, or delegate the right to limit or suspend the pre-emptive rights to the board of directors. Shareholders' pre-emptive rights in respect of the Offered Shares have been waived or excluded. In addition, the board of directors has been authorized to limit or suspend the pre-emptive rights in certain cases based on the authorized and conditional share capital. See "—Ordinary Capital Increase, Authorized and Conditional Share Capital".

Borrowing Powers

Neither Swiss law nor our articles of association restrict, in any way, our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors. A shareholders' resolution is not required.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interest. However, the CO contains a provision that requires directors and senior management of a stock company to safeguard the interests of the company and, in this connection, imposes a duty of loyalty and care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them other than at arm's length must be repaid to the company if such shareholder or director was acting in bad faith. The corporate governance directive of the SWX also addresses conflicts of interest issues. See "The SWX Swiss Exchange". In addition, Swiss law contains provisions under which the members of the board of directors and all the persons engaged in the management are liable to a company, its shareholders and its creditors for damages caused by the intentional or negligent violation of their duties.

Repurchase of Own Shares

Swiss law limits the right of a company to purchase and hold its own shares. A company and its subsidiaries may purchase shares only if and to the extent that (i) the company has freely distributable reserves in the amount of the aggregate purchase price; and (ii) the aggregate nominal value of all

shares held by the company does not exceed 10% of the company's share capital (20% in specific circumstances).

Shares held by Petroplus Holdings AG or its subsidiaries may, in accordance with Swiss law, not be voted at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to the Shares generally. Furthermore, under Swiss law, upon the purchase of shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances. In particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board (the body regulating takeover bids in Switzerland). Within these limitations, as is customary for Swiss companies, Petroplus Holdings AG may purchase and sell its own Shares from time to time in order to meet imbalances of supply and demand, to provide liquidity, and to modulate swings in the market price for Shares. As of the date of this offering circular, Petroplus Holdings AG holds no treasury shares.

Duration and Liquidation

Neither the articles of association nor operation of law limit the duration of Petroplus Holdings AG.

Petroplus Holdings AG may be dissolved by way of liquidation at any time by a shareholders' resolution passed by absolute majority (*absolute Mehrheit*) of the Shares represented at such meeting, whether Petroplus Holdings AG is being dissolved by way of liquidation or not. Dissolution by court order is possible if we become bankrupt, or if shareholders holding at least 10% of the share capital so request, and the court grants the request of such shareholders.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up nominal value of Shares held, but this surplus is subject to Swiss withholding tax of 35%. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax". The Shares carry no privilege with respect to such liquidation surplus.

Notices

Notices to shareholders are validly made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties are made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which to publish notices. Notices required under the SWX Listing Rules must be published in two Swiss newspapers with national circulation, one newspaper in German and the other in French.

Disclosure of Principal Shareholders

Under the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading (**"SESTA"**), persons who acquire or dispose of shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of a Swiss listed company must notify the company and the SWX of such transactions, whether or not the voting rights attributable to those shares can be exercised. Following the receipt of such notification, a company must inform the public about such change in shareholding.

Swiss company law also requires that we disclose the identity of all of our shareholders who hold more than 5% of our voting rights to the extent such shareholders are known or should be known to us. Such disclosure must be made once a year in the notes to the financial statements published in Petroplus Holdings AG annual report.

For a list of existing principal shareholders, see "Principal and Selling Shareholder".

Mandatory Offer

Pursuant to the applicable provisions of the SESTA, a person who acquires equity securities of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held in the company, exceed the threshold of 33⅓% of the company's voting rights (whether exercisable or not), that person must make an offer to acquire all of the listed

shares of such company. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances. If no waiver is granted, the mandatory take-over bid must be made pursuant to the procedural rules, set forth in the SESTA and the implementing Ordinances enacted thereunder.

This obligation to make an offer does not apply if the Shares have been acquired as a result of a donation, succession or partition of an estate, matrimonial property law or execution proceedings.

Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of Shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out provision pursuant to Article 22 para. 2 SESTA) or which would increase such threshold to 49% of the voting rights (opting-up provision pursuant to Article 32 para. 1 SESTA). The articles of association do not contain an opting-out or an opting-up provision.

Cancellation of Remaining Equity Securities and Squeeze-Out Merger

Under Swiss law, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

The Swiss Federal Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of the shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company can be cashed out instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or to the total number of shareholders entitled to vote.

Ownership of Shares by Non-Swiss Persons

Except for the limitation on voting rights described under "Description of Share Capital and Shares—Voting and Transfers of Shares" above, applicable to holders of shares generally, persons who are neither nationals of, nor resident in, Switzerland may freely hold, vote and transfer their shares in Swiss entities in the same manner as Swiss residents or nationals under Swiss law and our articles of association.

Exchange Controls and Other Limitations

Other than in connection with government sanctions imposed on certain persons and organizations, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares in Swiss entities.

THE SWX SWISS EXCHANGE

General Information

As our Shares are expected to be listed on the main board (*Hauptsegement*) of the SWX, Petroplus Holdings AG is subject to the regulations and listing rules of the SWX. The SWX is a stock exchange subject to the SESTA and is supervised by the Swiss Federal Banking Commission ("SFBC"). A listing by an issuer on the main board of the SWX requires that (i) the issuer have operating and financial records for a period of at least three years, (ii) the issuer's capital resources amount to at least CHF 25 million, (iii) the total market value of the issuer's initial public offering amounts to a minimum of CHF 25 million, and (iv) 25% of the issuer's outstanding share capital be in public hands.

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds.

Trading System

Trading at the SWX occurs through a fully integrated trading system covering the entire process from trade order to settlement. Trading of equities, exchange traded funds and investment funds begin each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). After the close of exchange trading, new orders can be entered or deleted until 10:00 p.m. From 6:00 a.m. (the system is not available between 10:00 p.m. and 6:00 a.m.) new orders can be entered until 9:00 a.m. For the opening phase (starting at 9:00 a.m.), the system closes the order book and starts opening procedures. It then establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions are held to determine the daily closing price for all equity securities traded on the SWX. At the start of the closing auction (shortly before close of trading), the status of all equity order books changes from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction, according to rules that are similar to those for the opening procedures.

Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to its price. A round lot of shares is currently only one share. In general, market orders (orders placed at best price) are executed first, followed by limit orders (orders placed at a price limit) prioritized on the basis of price. If several orders are listed at the same price, they are executed according to the time of receipt. During the trading period, members of the SWX are in principle required to enter all orders in their orderbooks, executing them by means of the automatic matching system. While the principle of best execution is observed, off-exchange transactions are permitted, as an exception, if the market value of an individual order for equity securities exceeds CHF 200,000. Transactions in shares effected by or through members of the SWX are subject to a turnover fee (including a supplemental SFBC surcharge) of up to 0.01%, calculated on the basis of the turnover achieved.

Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX within 30 minutes of their execution. Transaction information is collected, processed and immediately distributed by the SWX. Transactions outside trading hours must be reported prior to opening on the following exchange day. The SWX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX data in real time to subscribers as well as to other information providers such as the Investdata Systems of Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three working days after the trade date. Clearing and settlement for securities listed on the SWX main board are made through SIS.

The SWX may suspend the trading of securities in particular if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. In a predetermined number of circumstances, such as seriously questionable solvency of the issuer or continuous lack of required liquidity for efficient exchange trading, the SWX may cancel the listing securities (delisting). As the organizer of the market, the SWX is generally responsible for market surveillance and monitoring. The SWX aims to ensure transparency and fair trading for investors and to guarantee market efficiency.

Corporate Governance Directive and Management Transactions Directive

The Directive on Information Relating to Corporate Governance of April 17, 2002 of the SWX entered into force on July 1, 2002. It applies to issuers listed on the SWX and relates to annual reports prepared for financial years beginning January 1, 2002. The Corporate Governance Directive requires issuers to disclose important information on top-level management and control processes (or to give specific reasons why such information is not disclosed).

The Directive on the Disclosure of Management Transactions of January 7, 2005 of the SWX entered into force on July 1, 2005, and applies to all issuers whose equity securities are listed on the SWX and whose registered office is in Switzerland. Under this Management Transaction Directive, issuers are required to report transactions conducted by members of their board of directors and senior management in the company's own equity securities, including the exercise of conversion and share acquisition rights, as well as transactions in financial instruments whose price is influenced primarily by the company's own equity securities. These new rules distinguish between the disclosure by the members of the board of directors and senior management to the issuer and the subsequent notification by the issuer to the SWX. To the extent the value of the transactions concluded by an individual during a given calendar month collectively exceed CHF 100,000, the issuer has an obligation to notify the SWX of these transactions within two trading days. If all transactions concluded by an individual during a given calendar month do not collectively exceed CHF 100,000, the issuer must fulfill its obligation to notify by means of an overall notification sorted by transaction per individual and submitted to the SWX no later than four trading days following the end of the given calendar month. Management transactions that, in total, do not exceed the threshold of CHF 100,000 per person are not published by the SWX. If the threshold of CHF 100,000 per person is exceeded during a calendar month, the SWX publishes the person's function (executive or non-executive member of the board of directors or member of senior management) but not his or her name. The publication is made on the SWX website on the same trading day as notification is received from an issuer and is accessible by a remote access mechanism for a period of one year.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on the former Republic of Yugoslavia, the Republic of Iraq, Liberia, Ivory Coast, Sudan, Democratic Republic of Congo, Myanmar (Burma), Zimbabwe, Belarus, persons and organizations with connections to Osama bin Laden, the "Al-Qaeda" group or the Taliban, and certain persons in connection with the assassination of Rafik Hariri, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Shares.

OFFERING AND SALE

This Offering consists of 40,000,000 Offered Shares in Petroplus Holdings AG. In addition, the Managers have been granted an over-allotment option to subscribe for up to 6,000,000 Additional Shares to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. All of the Shares are validly issued and fully paid-up registered Shares with a nominal value of CHF 9.18. The Offered Shares represent 69% of the Shares in issue at the Closing Date (without giving effect to any exercise of the over-allotment option).

Under the terms and subject to the conditions contained in a subscription and purchase agreement entered into between the Petroplus Holdings AG, the selling shareholder and the Managers (the "**Underwriting Agreement**"), the Managers have undertaken, severally but not jointly, to purchase the New Shares and the Existing Shares at the Offer Price. Each Manager will purchase the number of Offered Shares set forth opposite its name in the table below:

Name	Percentage of Offered Shares	Number of Offered Shares
Credit Suisse[1]	31.5%	12,600,000
Morgan Stanley Bank AG	31.5%	12,600,000
UBS Investment Bank[2]	31.5%	12,600,000
Natexis Bleichroeder S.A.	3.5%	1,400,000
Bank Vontobel AG	2.0%	800,000
Total Offered Shares	**100%**	**40,000,000**

(1) Together with its affiliate Credit Suisse International.

(2) Together with its affiliate UBS Limited.

Pursuant to the Underwriting Agreement, we and the selling shareholders have granted to the Managers an option exercisable within 30 days after the first day of trading, to subscribe for up to 6,000,000 Additional Shares, at the Offer Price, to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. If the over-allotment option is exercised, the Managers have agreed severally but not jointly, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Offered Shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of Offered Shares.

The Managers propose to resell the Offered Shares and any such Additional Shares at the Offer Price by way of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside of the United States will be made in reliance on Regulation S. Shareholders, investors and depository banks should advise themselves of applicable laws and regulations. See also "Notice to Investors in the United States" and "—Transfer and Offering Restrictions".

The Underwriting Agreement provides that the Joint Bookrunners on behalf of the Managers will severally purchase the Offered Shares from Petroplus Holdings AG and the selling shareholder at the Offer Price, less commissions. Petroplus Holdings AG and the selling shareholder have agreed to pay commissions, which may be deducted from the proceeds of the Offering. Petroplus Holdings AG and the selling shareholder have also agreed to pay any taxes and duties (in particular the Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*)) relating to the sale and delivery of the Offered Shares or Additional Shares to the Managers or the sale and delivery by the Managers of such Shares to the initial purchasers thereof as contemplated in the Underwriting Agreement.

Petroplus Holdings AG has agreed to pay, among other expenses, the costs associated with the publication and distribution of the offering circular; certain legal expenses of Petroplus Holdings AG; costs of the accountants and other advisors retained by Petroplus Holdings AG; costs associated with the delivery of the Offered Shares and any Additional Shares; and all fees and expenses incurred in connection with the listing of the Shares on the SWX.

The Underwriting Agreement further provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

As more fully set out in the Underwriting Agreement, we and the selling shareholder have made certain representations and warranties and have agreed to indemnify the Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws, or to contribute to payments that the Managers may be required to make because of any of those liabilities.

Other Relationships

The Managers and certain of their affiliates have performed services for, or have a banking relationship with, us in the ordinary course of their business, including with respect to certain credit facilities that we have entered into and in connection with the distribution of certain of our products.

Lock-up Agreements with the Joint Bookrunners and the Managers

We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to the Plan and shares issued upon the exercise of options granted pursuant to the Plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager's spouse), (2) a trust, the beneficiaries of which are the Senior Manager and/or members of such person's immediate family or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization); provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after completion date of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in

clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Stabilization

In connection with the Offering, Morgan Stanley Bank AG, as Stabilization Manager, or persons acting on behalf of the Stabilization Manager, may, on behalf of the Managers, over-allot and effect transactions with respect to the Shares with a view to stabilizing or maintaining the market price of the Shares at a level higher than that which might otherwise prevail. Such transactions may be effected on the SWX, in the over-the-counter market or otherwise. However, there is no assurance that the Stabilization Manager, or persons acting on behalf of the Stabilization Manager, will undertake any such stabilization activities. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Other than as required by law, the Stabilization Manager does not intend to disclose the extent of any over-allotment and/or stabilization transactions in connection with the Offering or the amount of any long or short positions.

Offer Price

The Offer Price is CHF 63.00 per Offered Share. Prior to the Offering, there has been no public market in the Shares and no assurances can be given that an active trading market will develop or that the Shares will trade at or above the Offer Price.

Bookbuilding Period

The bookbuilding period commenced on November 13, 2006 and ended on November 29, 2006, 12:00 noon. (Swiss time).

Share Capital After the Offering

As of the date of this offering circular, Petroplus Holdings AG's nominal issued share capital is CHF 535,529,988 (or CHF 560,315,988 if the over-allotment option is exercised in full), divided into 58,336,600 (or 61,036,600 if the over-allotment option is exercised in full) fully paid-up registered Shares with a nominal value of CHF 9.18 each.

The Offered Shares represent approximately 69% of Petroplus Holdings AG total issued and outstanding share capital (approximately 75% if the over-allotment option is exercised in full).

Listing Agent

In accordance with Article 50 of the SWX Listing Rules, Credit Suisse being recognized as an expert by the Admission Board of the SWX, has filed on behalf of Petroplus Holdings AG, an application for the listing of the Shares on the SWX.

Listing, Trading and Clearing Codes

All our Shares in issue after the Offering, together with our conditional capital amount of CHF 230,191,254, have been accepted for listing on the main segment of the SWX. The Shares will be listed, and trading in them will commence, on or about November 30, 2006.

The Shares will be listed under the Swiss Security number (*Valorennummer*) 2 775 224 at the SWX. The ISIN is CH0027752242. The SWX ticker symbol will be PPHN and the common code will be 027460194.

Closing

Delivery of the Offered Shares against payment of the Offer Price is expected to occur on or about December 5, 2006, or on such other date as Petroplus Holdings AG, the selling shareholder and the Joint Bookrunners may agree in writing. The Underwriting Agreement provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

Form of Shares

Pursuant to the articles of association as at the day of the Offering, the Offered Shares will not be issued in certificated form but will be delivered in book-entry form only, into collective custody at SIS. Shareholders do not have the right to ask for printing or delivery of share certificates, but registered shareholders may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding (*aufgehobener Titeldruck*). See "Additional Information".

Voting Rights

Each Share carries one vote. See "Description of Share Capital and Shares—Description of the Shares".

Dividends

The Shares are entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". We cannot offer any assurance that a distributable net profit will actually be available in future fiscal years and/or in what amount any dividends may be paid out.

Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax".

Amendments and Changes

Any notices containing amendments or changes to the terms of the Offering or the offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85) and announced through electronic media in Switzerland and are expected to be published in a German-language and a French-language newspaper in Switzerland.

Authorizations

This offering circular and the participation of Petroplus Holdings AG in the Offering, as well as the listing of the Shares on the SWX, were approved by the board of directors on November 8, 2006.

Transfer and Offering Restrictions

Prospective investors in the Shares offered hereby must familiarize themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of such Shares.

United States

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold pledged or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, each Manager has acknowledged and agreed that it will not offer or sell the Offered Shares in this Offering within the United States, except to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act. Transfers of the Offered Shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Important Information About the Offering".

Australia

This offering circular has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange, and is not a disclosure document for the purposes of Australian law. This offering circular (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of Offered Shares in Australia (including an offer or invitation received by a person in Australia) and no Offered Shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D. 2 or Division 2 of Part 7.9 of the Corporations Act 2001 (Cth). Restrictions on the resale of the Shares in Australia may also apply under Australia's Corporations Act and, as such, professional advice should be obtained in such a situation.

Japan

The Offered Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, (the "SEL") and, accordingly, each Manager has undertaken that it has not offered or sold, or will not offer or sell, any Offered Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, or to others for reoffering or resale directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, except under circumstances which will result in the compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "**Japanese Person**" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offers of the Offered Shares to the public" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to the other selling restrictions set out below.

United Kingdom

Each Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**"))

received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Petroplus Holdings AG; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Offered Shares that has been approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers*; no Offered Shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the Offered Shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (*investisseurs qualifiés*) and/or a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the *Code monétaire et financier*. The direct or indirect distribution to the public in France of any so acquired Offered Shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the *Code monétaire et financier* and applicable regulations thereunder.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the Offered Shares and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*) (the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, the Offered Shares may not and will not be offered, sold or delivered, nor may or will copies of the offering circular or any other documents relating to the Offered Shares be distributed in Italy, except (i) to professional investors (*operatoriqualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "**Regulation No. 11522**"), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Offered Shares or distribution of copies of the offering circular or any other document relating to the Offered Shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Offered Shares in the Offering is solely responsible for ensuring that any offer or resale of the Offered Shares it purchased in the Offering occurs in compliance with applicable laws and regulations.

The offering circular and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading "—European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Spain

The offer of Offered Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Offered Shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

United Arab Emirates

This offering circular is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (the "UAE"). The Offered Shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other UAE exchange.

The Offered Shares have not been approved by the UAE Central Bank or any other relevant licensing authorities in the United Arab Emirates, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. This offering circular is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The Offered Shares may not be offered or sold directly or indirectly to the public in the UAE.

Bahrain

This offering circular has not been reviewed by the Bahrain Monetary Agency ("BMA"). This offering circular may not be circulated within the Kingdom of Bahrain nor may any of the Offered Shares be offered for subscription or sold, directly or indirectly, nor may any invitation or offer to subscribe for any Offered Shares be made to persons in the Kingdom of Bahrain. The BMA is not responsible for our performance.

Canada

This document is not, and under no circumstances is it to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offense.

Representations and Agreements by Purchasers

The Offering is being made in Canada only in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Prince Edward Island, New Brunswick, Nova Scotia and Newfoundland & Labrador (the "**Canadian Jurisdictions**") by way of a private placement of Offered Shares. The Offering in the Canadian Jurisdictions is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada. Each Canadian investor who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that: (1) the offer and sale was made exclusively through this document and was not made through an advertisement of the Offered Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has read and understood the terms referred to below under "—Canadian Resale Restrictions"; (3) where required by law, such investor is, or is deemed to be, acquiring the Offered Shares as principal for its own account in accordance with the laws of the

Canadian Jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the Offered Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of an investor resident in a province or territory other than Ontario and Newfoundland & Labrador, without the Manager having to be registered; (ii) in the case of an investor resident in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia or Prince Edward Island such investor is an "accredited investor" as defined in section 1.1 of National Instrument 45-106—Prospectus and Registration Exemptions (**"NI 45-106"**); (iii) in the case of an investor resident in Ontario or Newfoundland & Labrador, such investor, or any ultimate investor for which such investor is acting as agent (a) is an "accredited investor", other than an individual, as defined in NI 45-106 and is a person to which a dealer registered as an international dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario) (the **"OSA"**) or section 86 of the Regulation under the Securities Act (Newfoundland & Labrador) (the **"NLSA"**) may sell the Offered Shares or (b) is an "accredited investor", including an individual, as defined in NI 45-106 who is purchasing the Offered Shares from a fully registered dealer within the meaning of section 204 of the Regulation to the OSA or section 169 of the Regulation under the NLSA; and (5) such investor, if not an individual or an investment fund, has a pre-existing purpose and was not established solely or primarily for the purpose of acquiring the Offered Shares in reliance on an exemption from applicable prospectus requirements in the Canadian Jurisdictions.

Each resident of Ontario who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that such investor: (a) has been notified by Petroplus Holdings AG (i) that Petroplus Holdings AG is required to provide information (**"personal information"**) pertaining to the investor as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any Offered Shares purchased), which Form 45-106F1 is required to be filed by Petroplus Holdings AG under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the **"OSC"**) in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) that the public official in Ontario who can answer questions about the OSC's indirect collection of such personal information is the Administration Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, telephone: +1 (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Further, the investor acknowledges that its name, address, telephone number and other specified information, including the number of Offered Shares it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. Each resident of a Canadian Jurisdiction other than Ontario who purchases the Offered Shares hereby acknowledges to Petroplus Holdings AG and the Managers that its name and other specific information, including the number of Offered Shares it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the Offered Shares, each Canadian investor consents to the disclosure of such information.

Selling Restrictions

Each Manager has agreed that (a) no prospectus has been issued or will be issued in respect of the Offered Shares for distribution to the public under applicable Canadian securities laws, and (b) the Offered Shares may not be offered or sold, directly or indirectly, in Canada except with the consent of the Managers and in compliance with applicable Canadian securities laws and accordingly, any sales of Offered Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Language of Document

Each purchaser of Offered Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offered Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offered Shares in the Canadian Jurisdictions is being made on a private placement basis. Accordingly, any resale of the Offered Shares must be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offered Shares are advised to seek legal advice prior to any resale of Offered Shares.

Petroplus Holdings AG is not, and may never be, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Offered Shares will be offered and there currently is no public market for any of the securities of Petroplus Holdings AG in Canada, including the Offered Shares, and one may never develop. Under no circumstances will Petroplus Holdings AG be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory of Canada. Canadian investors are advised that Petroplus Holdings AG currently has no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory in Canada.

Rights of Action for Damages or Rescission

Securities legislation in some of the Canadian Jurisdictions provides some purchasers, in addition to any other rights they may have at law, with a remedy for rescission or damages or both where an offering memorandum and any amendment to it and, in some cases, advertising and sales literature used in connection therewith, contains a misrepresentation. Those remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation. ***Prospective purchasers should refer to the applicable provisions of the relevant securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights may be available to them.*** The enforceability of these rights may be limited as described below under "—Enforcement of Legal Rights".

The rights of action discussed below will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant Manager of the purchase price for the Offered Shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian Jurisdictions under local provincial securities laws.

Rights for Purchasers in Ontario

Securities legislation in Ontario provides investors in Offered Shares pursuant to this offering circular with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this offering circular or any amendment to it, contains a "Misrepresentation". Where used herein, "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation.

Section 130.1 of the OSA provides that every purchaser of securities pursuant to an offering memorandum (such as this offering circular) shall have a statutory right of action for damages or rescission against the issuer in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of

distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer provided that:

(a) if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer;

(b) the issuer will not be liable if it proves that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c) the issuer will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d) in no case shall the amount recoverable exceed the price at which the securities were offered.

Subject to the paragraph below, all or any one or more of the issuer and any selling securityholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a Misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the Misrepresentation was not based on information provided by the issuer, unless the Misrepresentation (a) was based on information that was previously publicly disclosed by the issuer, (b) was a Misrepresentation at the time of its previous public disclosure and (c) was not subsequently publicly corrected or superseded by the issuer prior to the completion of the distribution of the securities.

Section 138 of the OSA provides that no action shall be commenced to enforce these rights more than:

(a) in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b) in the case of an action for damages, the earlier of:

(i) 180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii) three years from the day of the transaction that gave rise to the cause of action.

The rights referred to in section 130.1 of the OSA do not apply in respect of an offering memorandum (such as this offering circular) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus requirement in section 2.3 of NI 45-106 (the "**accredited investor exemption**") if the prospective purchaser is:

(a) a Canadian financial institution (as defined in NI 45-106) or a Schedule III bank,

(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada), or

(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

The foregoing summary is subject to the express provisions of the OSA and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which Petroplus Holdings AG and the selling shareholder may rely.

Rights for Purchasers in New Brunswick

Pursuant to section 150 of the Securities Act (New Brunswick), if an offering memorandum (such as this offering circular), together with any amendment thereto or any information relating to the offer, delivered to a New Brunswick purchaser in connection with a distribution of securities, contains a misrepresentation and it was a misrepresentation at the time of purchase, the purchaser will be deemed

to have relied upon the misrepresentation and will, as provided below, have a right of action against the issuer and any selling securityholders for damages, or for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that among other limitations:

(a) no person is liable in an action for damages or rescission, if the person proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, the defendant is not liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied on;

(c) the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the misrepresentation was not based on information provided by the issuer unless the misrepresentation (i) was based on information that was previously publicly disclosed by the issuer, (ii) was a misrepresentation at the time of its previous public disclosure, and (iii) was not subsequently publicly corrected or superseded by the issuer before the completion of the distribution of the securities being distributed; and

(d) in no case shall the amount recoverable under these rights of action exceed the price at which the securities were offered.

In case of an action for rescission, no action shall be commenced more than 180 days after the date of the transaction that gave rise to the cause of action and in the case of any action, other than an action for rescission, no action shall be commenced more than the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (b) six years after the date of the transaction that gave rise to the cause of action.

Rights for Purchasers in Nova Scotia

In the event that an offering memorandum (such as this offering circular), together with any amendments thereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) is delivered to a Nova Scotia purchaser and contains a misrepresentation, the purchaser will be deemed to have relied upon such misrepresentation, if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the seller and every director of the seller at the date of the offering memorandum or, alternatively, a right of rescission against the seller (in which case the purchaser shall have no right of action for damages) against the seller and the directors of the seller at the date of the offering memorandum, provided that, among other limitations:

(a) no person or company will be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable exceed the price at which the securities were offered. In addition, no person or company (other than a seller if the seller is also the issuer) will be liable if such person or company proves that: (i) the offering memorandum or the amendment to the offering memorandum was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent, (ii) after delivery of the offering memorandum or the amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum, or amendment to the offering memorandum, the person or company withdrew the person's or company consent to the offering memorandum, or amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it, or (iii) with respect to any part of the offering memorandum or amendment to the offering memorandum purporting (A) to be made on the authority of an expert, or (B) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (1) there had been a misrepresentation,

or (2) the relevant part of the offering memorandum or amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement or the expert.

Furthermore, no person or company (other than the seller if the seller is also the issuer) will be liable under section 138 of the Securities Act (Nova Scotia) with respect to any part of the offering memorandum or amendment to the offering memorandum not purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (A) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation, or (B) believed that there had been a misrepresentation. If a misrepresentation is contained in a record incorporated by reference in, or deemed incorporated into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or amendment to the offering memorandum.

No action may be commenced to enforce the right of action as described above more than 120 days after the date on which payment was made for the securities or after the date on which the initial payment for the securities was made where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

Rights for Purchasers in Saskatchewan

Section 138 of The Securities Act, 1988 (Saskatchewan), as amended (the "**Saskatchewan Act**") provides that where an offering memorandum (such as this offering circular) or any amendment to it is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by the offering memorandum or any amendment to it is deemed to have relied upon that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for rescission against the issuer or a selling security holder on whose behalf the distribution is made or has a right of action for damages against:

(a) the issuer or a selling security holder on whose behalf the distribution is made;

(b) every promoter and director of the issuer or the selling security holder, as the case may be, at the time the offering memorandum or any amendment to it was sent or delivered;

(c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d) every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering memorandum or the amendment to the offering memorandum; and

(e) every person who or company that sells securities on behalf of the issuer or selling security holder under the offering memorandum or amendment to the offering memorandum.

Such rights of rescission and damages are subject to certain limitations including the following:

(a) if the purchaser elects to exercise its right of rescission against the issuer or selling security holder, it shall have no right of action for damages against that party;

(b) in an action for damages, a defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

(c) no person or company, other than the issuer or a selling security holder, will be liable for any part of the offering memorandum or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

(d) in no case shall the amount recoverable exceed the price at which the securities were offered; and

(e) no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than the issuer or selling security holder, will be liable if the person or company proves that (a) the offering memorandum or any amendment to it was sent or delivered without the person's or company's knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered or (b) with respect to any part of the offering memorandum or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering memorandum or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering memorandum or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than (a) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of any other action, other than an action for rescission, the earlier of: (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or (ii) six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of the Saskatchewan Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person who or company that is selling the securities, indicating the purchaser's intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of Petroplus Holdings AG and the selling shareholder, as well as any experts named herein, may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon Petroplus Holdings AG, the selling shareholder or such experts. All or a substantial portion of the assets of Petroplus Holdings AG, the selling shareholder and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Petroplus Holdings AG, the selling shareholder or such experts in Canada or to enforce a judgment obtained in Canadian courts against Petroplus Holdings AG, the selling shareholder or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Offered Shares. Prospective purchasers of Offered Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offered Shares for investment by purchasers under relevant Canadian legislation.

CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Shares based on the tax laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions of Switzerland and the United States in effect on the date of this offering circular. Tax consequences are subject to changes in Swiss or U.S. law (or subject to changes in interpretations of such laws), including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland and the United States. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Shares. Investors are advised to consult their own tax advisors as to Swiss, U.S. or other tax consequences of the acquisition, ownership and disposition of Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of Shares in light of the holder's particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of Shares.

Withholding Tax

Any dividends and similar distributions of profit and reserves made by Petroplus Holdings AG in respect of the Shares, including stock dividends and the distribution of any liquidation proceeds in excess of the nominal value of the Shares are subject to Swiss Federal Withholding Tax (*Verrechnungssteuer, impôt anticipé*) ("**Withholding Tax**"), imposed on the gross amount at the current rate of 35%. Thus, Petroplus Holdings AG may only pay out 65% of the gross amount of any dividends to the shareholder. A portion equal to 35% of the gross amount of such dividends must be paid to the Swiss Federal Tax Administration. The redemption of Shares by Petroplus Holdings AG may under certain circumstances (in particular, if the Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Withholding Tax purposes with the effect that Withholding Tax at the current rate of 35% is due on the difference between the redemption price and nominal value of the redeemed Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Shares are entitled to full subsequent relief of the Withholding Tax, either through a tax refund or through credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance. The same holds true for foreign resident investors who hold Shares through a permanent establishment or a fixed place of business situated in Switzerland, as defined for tax purposes. Other non-Swiss resident beneficiaries of dividends and similar distributions in respect of Shares may be entitled to a partial or full refund of the Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence ("**Tax Treaty**").

The non-Swiss resident recipient of a taxable distribution may be entitled to a full or partial refund of the Withholding Tax, if the country in which the non-Swiss resident resides for tax purposes has entered into a Tax Treaty with Switzerland and the further conditions of such treaty are met. Non-Swiss resident holders should be aware that the procedures for claiming Tax Treaty refunds (and the time frame required for obtaining a refund) might differ from country to country. Non-Swiss resident holders should consult their own tax advisor regarding the tax consequences of the receipt, ownership, purchase, sale or other dispositions of the Shares and the procedure for claiming a refund of the Withholding Tax. If the non-Swiss resident holder holds the Shares through a permanent establishment

or fixed place of business situated in Switzerland, the entitlement to refunds of the Withholding Tax is governed by Swiss domestic law.

As of June 30, 2006, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Greece	Macedonia	Slovenia
Argentina*	Hungary	Malaysia	South Africa
Australia	Iceland	Mexico	South Korea
Austria	India	Moldova	Spain
Belarus	Indonesia	Mongolia	Sri Lanka
Belgium	Iran	Morocco	Sweden
Bulgaria	Ireland	Netherlands	Thailand
Canada	Israel	New Zealand	Trinidad and Tobago
China	Italy	Norway	Tunisia
Croatia	Ivory Coast	Pakistan	Ukraine
Czech Republic	Jamaica	Philippines	United Kingdom
Denmark	Japan	Poland	United States
Ecuador	Kazakhstan	Portugal	Uzbekistan
Egypt	Kuwait	Romania	Venezuela
Estonia	Kyrgyzstan	Russia	Vietnam
Finland	Latvia	Serbia and Montenegro	
France	Lithuania	Singapore	
Germany	Luxembourg	Slovakia	

* Not in force but provisionally applied by the Federal Tax Administration since January 1, 2001.

In addition, negotiations have been completed for new bilateral treaties with Armenia, Algeria, Azerbaijan, Bangladesh, Georgia and Zimbabwe.

Income and Profit Tax

Income Tax for Individuals: An individual who is a Swiss resident for tax purposes, or a non-Swiss resident holding Shares as part of a permanent establishment or a fixed place of business situated in Switzerland, receiving dividends and similar distributions (including liquidation proceeds and stock dividends) from Petroplus Holdings AG, has to include these distributions in his or her personal tax return and owes income taxes on the corresponding amounts.

Profit Tax for Legal Entities: Legal entities resident in Switzerland or non-Swiss resident entities holding Shares as part of a Swiss permanent establishment are required to include all taxable distributions received on the Shares in their profit and loss statement relevant for profit tax purposes; the taxable distribution is generally subject to profit taxes. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief with respect to distributions (*Beteiligungsabzug*), provided such Shares represent at the time of the distribution or at the closing date of the relevant financial statements at least 20% of the share capital or a fair market value of at least CHF 2 million.

A holder of Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions in respect of the Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident.

Net Worth and Capital Taxes

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a permanent establishment or fixed place of business situated in Switzerland, is required to include his or her Shares in his or her wealth that is subject to cantonal and communal net worth tax. No net worth tax is levied at the federal level.

Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital

tax is levied on the basis of the net equity of the legal entities. Usually, the acquisition of Shares should not influence the equity of a legal entity and should therefore have only limited influence on its capital tax charge. However, the acquisition of Shares may change the basis for international or intercantonal allocation of the taxable equity of the legal entity. No capital tax is levied at the federal level.

Taxes on Capital Gains upon Disposal of Shares

Individuals: Individuals who are resident in Switzerland for tax purposes and hold Shares as part of his or her private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, Share sale proceeds of a private individual may be recharacterized into taxable dividend income. Upon repurchase of Shares by Petroplus Holdings AG, the portion of the repurchase price in excess of the nominal amount may under certain circumstances not be classified as tax-exempt capital gain but as taxable income. Capital gains realized by an individual on Shares that are held as part of its business assets are subject to income taxation and social security contributions.

Legal Entities: Capital gains realized by legal entities resident in Switzerland for tax purposes or foreign legal entities holding Shares as part of a Swiss permanent establishment are generally subject to ordinary income or profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of Shares (*Beteiligungsabzug*), provided such Shares represent at the time of disposal at least 20% of the share capital and were held for at least one year.

Non-resident Individuals and Legal Entities: Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realized upon the disposal of the Shares.

Gift and Inheritance Taxes

The transfer of Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the deceased or the donator was resident for tax purposes in a canton levying such taxes.

Stamp Duty on Issuance of Shares

The issuance of shares is subject to Federal Issuance Stamp Duty (*Emissionsabgabe*) at a current rate of 1% of the issuance price of the shares net of certain costs incurred in connection with an offering.

Stamp Duty for Securities Dealing

The transfer of new Shares to the initial purchasers at the Offer Price is not subject to Swiss Federal Securities Transfer Stamp Tax. The transfer of existing Shares in the manner contemplated in this offering circular and any Share transfers after the Offering may be subject to a Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*) at a current rate of up to 0.15%, as well as the SWX turnover fee of currently up to 0.02% (including the Federal Banking Commission surcharge), both calculated on the purchase price or the sale proceeds, respectively, if such transfer occurs through or with a Swiss bank or another Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. The selling shareholder will bear any Swiss Federal Securities Transfer Stamp Tax becoming due upon the sale and delivery of the Offered Shares to the Managers or the sale and delivery by the Manager of such Shares to the initial purchasers thereof, as contemplated in the Underwriting Agreement.

The sale of Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss Federal Securities Transfer Stamp Tax if (i) such non-Swiss bank or securities dealer is a member of the SWX Swiss Exchange, and (ii) the sale takes place on the SWX Swiss Exchange. The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss Federal supervisory authorities are exempt from their portion of the Swiss Federal Securities Transfer Stamp Tax: investment funds, social security institutions, pension funds, life insurance companies and certain non-Swiss quoted companies and their non-Swiss

consolidated group companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds are also exempt from the Swiss Federal Securities Transfer Stamp Tax.

U.S. Federal Income Taxation

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion addresses only U.S. Holders (as defined below) that purchase Offer Shares in the Offering at the original Offering Price, hold Shares as capital assets and use the U.S. dollar as their functional currency. The discussion is a general summary and does not describe all tax considerations that may be relevant to a particular holder. It is not a substitute for tax advice. The discussion does not describe all U.S. federal income tax considerations that may be relevant to the acquisition, ownership or disposition of Shares by particular investors, and does not address U.S. state or local taxes, foreign taxes or U.S. federal taxes other than income tax. In particular, this summary does not address the tax treatment of particular purchasers, some of which are subject to special rules, such as banks, insurance companies, financial institutions, securities dealers, traders in securities that elect to mark to market, tax-exempt entities, individual retirement accounts and other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. expatriates, purchasers that own (or are deemed to own) 10% or more of the voting stock of Petroplus Holdings AG, purchasers liable for the alternative minimum tax and purchasers that will hold the Shares as part of a hedge, straddle, conversion, or other integrated or constructive sale transaction. This discussion does not address U.S. Holders that will hold Shares as part of the business property of a permanent establishment located outside the United States. Petroplus Holdings AG believes, and this discussion assumes, that it is not and will not become a passive foreign investment company ("PFIC").

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a U.S. citizen or resident alien, (ii) a corporation (or other business entity taxable as a corporation) created in or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court.

The U.S. federal income tax treatment of a partner in a partnership purchasing, owning and disposing of Shares will generally depend on the status of the partner and the activities of the partnership. A prospective purchaser that is a partnership and its partners should consult their tax advisors concerning the U.S. federal income tax consequences to partners in such partnership of the acquisition, ownership and disposition of Shares by the partnership.

Dividends

Subject to the PFIC rules described below, a U.S. Holder generally must include dividends (including the amount of Swiss tax withheld) on the Shares (other than certain pro rata distributions of Shares to all shareholders) in their gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

Provided that Petroplus Holdings AG is not a PFIC in the year of distribution or in the immediately preceding taxable year and is eligible for benefits under the income tax treaty between the United States and Switzerland (**"US-Switzerland Treaty"**), dividends should qualify for the reduced rate available to non-corporate U.S. Holders that meet certain eligibility requirements (including holding period) on qualified dividend income received in taxable years beginning before January 1, 2011. Dividends paid in Swiss francs will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Swiss francs at the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a

subsequent conversion of Swiss francs into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the US-Switzerland Treaty may claim a reduced 15% rate of Swiss withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility for reduction of Swiss withholding tax. Subject to generally applicable limitations, a U.S. Holder may claim a deduction or a foreign tax credit for Swiss tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Disposition

Subject to the PFIC rules described below, a U.S. Holder will recognize capital gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the Shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of Shares will realize an amount equal to the U.S. dollar value of the currency received on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any gain or loss on a subsequent conversion of the currency into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become, a PFIC. A foreign corporation will be a PFIC in any taxable year when, taking into account the income and assets of certain 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. PFIC status is determined annually and depends upon the composition of a company's income and assets, its activities and the market value of its assets from time to time. The valuation of Petroplus Holdings AG's assets will depend, in part, on the market value of its shares, which will vary. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year.

If Petroplus Holdings AG were a PFIC in any year when a U.S. Holder owns its Shares, the U.S. Holder would be subject to additional taxes on any excess distributions received from Petroplus Holdings AG and any gain realized from the sale or other disposition of its Shares (regardless of whether Petroplus Holdings AG continues to be a PFIC). A U.S. Holder would have an excess distribution to the extent that distributions on the Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over a U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before Petroplus Holdings AG became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. In addition, if Petroplus Holdings AG were a PFIC, U.S. Holders could not treat dividends received as qualified dividend income taxable at a reduced rate and all U.S. Holders could be subject to additional tax.

If Petroplus Holdings AG were a PFIC, a U.S. Holder might be able to avoid some of the tax consequences described above by electing to mark the Shares to market annually. Any gain from marking the Shares to market or from disposing of them is ordinary income. A U.S. Holder can recognize loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss recognized from marking the Shares to market is ordinary, but loss on disposing of them is capital loss except to the extent of unreversed gains. A U.S. Holder can elect to mark the Shares to market only if the Shares are marketable stock. The Shares will be marketable stock if they are traded (other than in de minimis quantities) on a qualified exchange for at least 15 days during each calendar quarter. The *Hauptsegment* of the Swiss Exchange should be a qualified exchange if, among other things, it maintains trading volumes, financial disclosure and other requirements designed to prevent fraud and protect investors. Each U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable.

If Petroplus Holdings AG were a PFIC, a U.S. Holder could not avoid the tax consequences just described by electing to treat Petroplus Holdings AG as a qualified electing fund ("QEF"), because Petroplus Holdings AG will not prepare the information that a U.S. Holder would need to make a QEF election.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of the Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

ADDITIONAL INFORMATION

Clearing Codes

The Swiss Security Number (*Valorennummer*) of the Shares is 2 775 224. The ISIN is CH0027752242. The Common Code is 027460194. The SWX ticker symbol will be PPHN.

Documents Available for Inspection

This offering circular and our articles of association are available for inspection during regular business hours at Petroplus Holdings AG's headquarters in Zug, Switzerland.

Auditors

Ernst & Young Ltd, Zurich, were appointed as auditors of Petroplus Holdings AG on August 22, 2006.

Paying Agent

As long as the Shares are listed on the SWX, Petroplus Holdings AG will maintain a principal paying agent (*Hauptzahlstelle*) in Switzerland. The principal paying agent for the Shares in Switzerland is Credit Suisse.

Notices

Pursuant to Petroplus Holdings AG's articles of association, its shareholder notices shall be made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties shall be made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which notices are published. Notices required under the SWX Listing Rules will be published in two Swiss newspapers with national circulation, with one such newspaper in German and the other in French.

Budgeted Capital Expenditures

The following table shows the geographical distribution of our budgeted acquisition and capital expenditures for the periods indicated:

	Six Months Ended December 31, 2006	Year Ended December 31, 2007
	($ million)	
Switzerland	$10	$ 22
Other	42	124
Total	$52	$146

You can find additional information about our budgeted acquisition and capital expenditures in "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Outlook—Budgeted Capital Expenditures".

Geographical Information

You can find information about our revenues by geographic market area in Note 28 to the Petroplus (Core Entities) Combined Financial Information for 2005 and Note 9 to the EPH Consolidated Financial Statements for 2005.

Shareholders' Meeting Held on the Pricing Day

Petroplus Holdings AG held an extraordinary shareholders' meeting on November 29, 2006, which resolved the following:

- Ordinary capital increase in an amount of CHF 165,240,000 through the issuance of 18,000,000 fully paid-up registered shares with a nominal value of CHF 9.18 each;

- creation of authorized and additional share capital each in the maximum amount of CHF 185,144,994 whereby the maximum amount of the authorized capital will be automatically reduced by the number of shares issued under conditional capital and vice versa, (for further information see "Description of Share Capital and Shares—Authorized Share Capital" and "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital");
- Increase of the conditional capital for the issuance of shares to directors, employees and consultants from CHF 44,434,798.56 to CHF 45,046,260 (for further information, see "Description of Share Capital and Shares—Conditional Share Capital").
- amendment of the articles of association to completely abolish the possibility of printing and delivery of certificates for registered shares (*Namenaktien mit aufgehobenem Titeldruck*), instead of registered shares (*Namenaktien mit aufgeschobenem Titeldruck*); and
- election of Maria Livanos Cattaui, Eija Malmivirta, Peter Backhouse, Patrick Monteiro de Barros, Markus Dennler, Walter Grüebler, Paddy Powers and Baran Tekkoa as new members of the board of directors replacing Pierre F. Lapeyre, David M. Leuschen and Ian Forsyth and determination of the term of office for all members of the board of directors.

You can find additional information about these resolutions in "Board of Directors, Senior Management and Employees" and "Description of Share Capital and Shares".

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this offering circular.

"API gravity" . . . . The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as:

$$\frac{141.5}{\text{Gravity of specific crude oil at } 15.6^\circ\text{C}} - 131.5$$

Thus, the higher the API gravity is, the lighter is the crude oil.

"ARA" . . . . Antwerp-Rotterdam-Amsterdam.

"Atmospheric distillation" . . . . The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.

"Barrel" or "bbl" . . . . Barrel of crude oil, 159 liters by volume.

"Biodiesel" . . . . Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.

"Biofuel" . . . . Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, rapeseed and soya.

"Bitumen" . . . . The low-value residual product of crude-oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.

"Bonny Light" . . . . Nigerian crude oil with API gravity of 36° and sulfur content of 0.2%.

"bpd" . . . . Barrels per day.

"Brass River" . . . . West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.

"Brent" . . . . A light North Sea crude oil with API gravity of approximately 38° and a sulfur content of 0.4%.

"c.i.f." . . . . Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.

"CO_2" . . . . Carbon dioxide, a significant greenhouse gas.

"Complexity" . . . . A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.

"Condensates" . . . . Natural gas liquids used as feedstocks in oil refining.

"CPC Blend" . . . . Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.

"Cracking" .... The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of saturated hydrocarbons suitable for gasoline and other light fractions to be recovered from crude oil.

"Crack Spread" .... A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.

"Dated Brent" .... The price for prompt shipments of Brent crude as reported by price agencies. It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.

"Desulfurization" or "Hydrotreating". A process to remove sulfur from petroleum products.

"Distillates" .... Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil and jet kerosene but exclude gasoline and naphthas.

"ETBE" .... Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.

"European Union" .... Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom

"Feedstocks" .... Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.

"Fluid catalytic cracking" or "FCC". . The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.

"f.o.b." .... Free on board. A delivery term denoting that the seller is responsible for delivery goods on board a ship or other conveyance for carriage to the consignee at a specified loading port as defined in the ICC Incoterms 2000.

"Gasoil" .... A liquid petroleum product with a boiling range temperature of 200°-370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The type of gasoil suitable for use in oil-fired heating plants and boilers is called heating oil, while the type suitable for internal combustion engines is called diesel.

"Gasoline" .... A light liquid petroleum product that is typically used as a fuel for internal combustion engines.

"GWh" .... Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.

"Heating oil" .... A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.

"Heavy fuel oil" .... Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.

"Heavy sour" .... Crude oils with a sulfur content greater than 2.0% and density greater than 30%.

"Heavy sweet" .... Crude oils with a sulfur content less than 0.5% and density greater than 30%.

"Hectare" .... 10,000 square meters.

"Hydrocracking" .... The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.

"ICC Incoterms 2000" .... Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.

"ISO" .... The International Organization for Standardization.

"ISO 9001" .... An international standard established by the ISO to certify quality management systems.

"ISO 14001" .... An international standard established by the ISO to certify environmental management systems.

"Light sour" .... Crude oils with a sulfur content between 0.5% and 1.0% and density less than 30%.

"Light sweet" .... Crude oils with a sulfur content less than 0.5% and density greater than 30%.

"LPG" .... Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propene, butane, or butene as its main components, that has been liquefied to enable it to be transported and stored under pressure.

"Lubricants" .... Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.

"LVN" .... Light, virgin naphtha.

"Medium sour" .... Crude oils with a sulfur content between 1.0% and 2.0% and density between 30% to 35%.

"MTBE" .... Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.

"Naphtha" .... A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in a reformer, producing high octane gasoline and hydrogen or other petrochemical products. Naphtha is also used as a chemical feedstock.

"Natural gas" .... Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.

"Netback" .... Sales price less all per unit costs.

"Northwest European crack spread" . The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".

"NO_x" .... Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground-level air pollution such as smog.

"OHSAS 18001" .... International standards used to certify occupational health and safety management systems.

"Petrochemicals" .... Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.

"ppm" .... Parts per million.

"Refinery" .... A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.

"Refining margin" .... The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).

"RBOB" .... Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes RBOB used to meet requirements of the U.S. reformulated gasoline program.

"Reformulated gasoline" .... An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasolines.

"Saharan Light" .... Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.

"SO_2" .... Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.

"Solvent" .... A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.

"Spot market" .... A term used to describe the international trade in one-off cargoes or shipments of commodities, such as crude oil, in which prices closely follow demand and availability.

"Sulfur-free fuel" .... Fuel with a sulfur content less than 10 mg/kg (ppm).

"TAME" .... Tertiary amyl methyl ether.

"Thermal conversion" .... A chemical transformation resulting from an increase in temperature.

"Ton" .... One ton represents 1,000 kilograms or approximately 2,205 pounds.

"ULSD" .... Ultra low sulfur diesel.

"Urals" .... The Russian benchmark crude oil which is a medium sour crude oil.

"Vacuum distillation" .... A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.

"Vacuum gasoil" or "VGO" .... Also known as cat feed. Feedstock for fluid catalytic cracker used to make gasoline, No.2 oil and other byproducts.

"Visbreaking" .... A process by which the heavy intermediates oils derived from the two serial crude distillation process (primary and vacuum distillation) are subjected to thermal conversion to improve fuel oil viscosity.

INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

Petroplus International B.V.

	Page
Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-4
Combined Income Statements for the Years Ended December 31, 2005 and 2004	F-5
Combined Balance Sheets as of December 31, 2005 and 2004	F-6
Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-7
Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-8
Notes to the Combined Financial Information	F-9
Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-63
Consolidated Income Statements for the Years Ended December 31, 2004 and 2003	F-64
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-65
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-66
Notes to the Consolidated Financial Statements	F-67
Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005	F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-87
Notes to the Interim Condensed Combined Financial Information	F-88

European Petroleum Holdings N.V.

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-100
Consolidated Income Statements for the Years Ended December 31, 2005 and 2004	F-101
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-102
Consolidated Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-103
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-104
Notes to the Consolidated Financial Statements	F-105

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-147
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-148
Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003	F-149
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-150
Notes to the Consolidated Financial Statements	F-151
European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-164
Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005	F-165
Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-166
Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-167
Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-168
Notes to the Interim Condensed Consolidated Financial Statements	F-169

Petroplus Holdings AG

	Page
Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the six months ended June 30, 2006 and for the Year Ended December 31, 2005	
Independent Assurance Report	F-175
Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005	F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-178
Notes to the Pro Forma Combined Financial Statements	F-180
Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of Offering date	
Independent Assurance Report	F-184
Pro Forma Balance Sheet as of Offering date	F-185
Notes to the Pro Forma Balance Sheet	F-186

Index to the Combined Financial Information

Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report F-4
Combined Income Statements for the Years Ended December 31, 2005 and 2004 .... F-5
Combined Balance Sheets at December 31, 2005 and 2004 .... F-6
Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004 .... F-7
Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004 . F-8
Notes to the Combined Financial Information F-9
Schedules F-49

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE COMBINED FINANCIAL INFORMATION OF PETROPLUS INTERNATIONAL B.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We report on the combined financial information for the years ended December 31, 2005 and December 31, 2004 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This combined financial information has been prepared for inclusion in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland and is set out on pages F-5 to F-61 in this Offering Circular. The combined financial information has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the combined financial information on the basis of preparation set out in Note 1 to the combined financial information. It is our responsibility to form an opinion on the combined financial information as to whether the combined financial information gives a true and fair view, for the purposes of the Offering Circular, and to report our opinion to you.

Scope

We conducted our work in accordance with International Standards on Auditing. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of this Offering Circular, a true and a fair view of the state of affairs of the Company as at December 31, 2005 and December 31, 2004 and of its results, cash flows and changes in equity for the years ended December 31, 2005 and December 31, 2004 in accordance with the basis of preparation set out in Note 1.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.

Combined Income Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Revenue	23, 28	$5,552.3	$5,360.0
Materials cost	23	5,375.5	5,110.0
Personnel expenses	23	77.6	84.4
Operating expenses	23	68.6	51.8
Depreciation and impairment	23	40.7	31.0
Other administrative expenses	23	35.7	40.8
Operating (loss)/income		**(45.8)**	**42.0**
Financial income	23	16.3	10.1
Financial expense	23	(80.0)	(43.5)
Foreign currency exchange losses		(3.1)	(0.1)
Share of loss from equity investments	12	—	(2.7)
Net (loss)/income before income taxes		**(112.6)**	**5.8**
Income tax benefit/(expense)	25	6.4	(4.2)
Net (loss)/income		**$ (106.2)**	**$ 1.6**
Attributable to:			
Equity holders of the parent		$ (106.3)	$ 1.6
Minority interests		0.1	—
		$ (106.2)	$ 1.6

See notes to the combined financial information

Petroplus International B.V.

Combined Balance Sheets

At December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Non-current assets			
Intangible assets	7, 8	$ 11.6	$ 17.1
Property, plant and equipment	9	426.0	479.6
Investments in associates	11	0.4	0.4
Financial assets available for sale	12	1.8	2.0
Deferred tax asset	25	7.8	—
Other financial assets	10, 29	251.2	—
Total non-current assets		**698.8**	**499.1**
Current assets			
Inventories	13	481.7	289.5
Trade debtors, net	14	438.6	427.7
Other receivables and prepayments	27, 29	219.2	286.1
Taxes other than company income taxes	26	2.0	1.1
Company income tax		0.8	2.5
Derivative financial instruments	29	285.4	280.8
Cash and short-term deposits	6, 29	62.7	139.9
Total current assets		**1,490.4**	**1,427.6**
Total assets		**$2,189.2**	**$1,926.7**
Non-current liabilities			
Interest bearing loans and borrowings	15, 29	$ 364.3	$ 335.4
Employee benefits liability	18	22.5	36.8
Deferred tax liability	25	11.5	15.7
Provisions for liabilities and charges	17	2.3	2.2
Total non-current liabilities		**400.6**	**390.1**
Current liabilities			
Interest bearing loans and borrowings	15, 29	151.5	149.7
Trade creditors	16	651.4	386.9
Taxes other than company income taxes	26	222.9	256.4
Company income tax		5.4	—
Derivative financial instruments	29	485.2	344.9
Other payables and accrued expenses	16	131.0	159.1
Total current liabilities		**1,647.4**	**1,297.0**
Shareholders' equity			
Minority shares	19	0.4	0.3
Equity attributable to shareholders of the parent	20	140.8	239.3
Total equity		**141.2**	**239.6**
Total liabilities and shareholders' equity		**$2,189.2**	**$1,926.7**

See notes to the combined financial information

Petroplus International B.V.

Combined Cash Flow Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Operating activities			
Net (loss)/income		$(106.2)	$ 1.6
Adjustments to reconcile net (loss)/income:			
Depreciation of property, plant and equipment	9	37.3	30.1
Impairment charge on intangible assets	7	3.4	0.9
Share-based payments	21	1.0	0.7
Change in provisions	17	(9.7)	(33.2)
Changes in working capital:			
(Increase)/decrease in trade debtors and other receivables	14, 27	(98.1)	57.3
Increase in inventories	13	(242.2)	(48.0)
Decrease in derivative financial instruments	29	151.4	49.8
Increase in trade creditors, other payables and accrued expenses	16	360.0	23.4
Interest paid		(41.1)	(43.4)
Interest received		7.8	1.4
Income taxes received		2.5	—
Income taxes paid		—	(2.6)
Net cash provided by operating activities		66.1	38.0
Investing activities			
Investment in property, plant and equipment	9	(46.6)	(76.7)
Issuance of note receivable to parent, net	10	(74.7)	—
Dividends received from financial assets available for sale		—	(2.7)
Disposal of associated companies		—	(2.5)
Net cash used in investing activities		(121.3)	(81.9)
Financing activities			
Shareholders' contribution (disposal of non-core entities)	1	89.5	136.5
Repurchase of share options	21	(3.2)	—
Increase/(decrease) in short-term borrowings		22.7	(29.0)
Debt repayments	15	(589.4)	—
Debt issues	15	476.9	28.2
Net cash (used in)/provided by financing activities		(3.5)	135.7
Net cash flow		(58.7)	91.8
Net foreign exchange differences		(18.5)	7.7
Movement in cash and short-term deposits		(77.2)	99.5
Balance as per January 1,		139.9	40.4
Balance as per December 31,		$ 62.7	$139.9

See notes to the combined financial information

Petroplus International B.V.

Combined Statements of Changes in Equity

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

		Attributable to equity holders of the parent						
	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2004		$1.5	$230.4	$ —	$(206.9)	$ 25.0	$0.3	$ 25.3
Translation adjustment				15.7		15.7		15.7
Net income recognised directly into equity		—	—	15.7	—	15.7	—	15.7
Net income for the period					1.6	1.6	—	1.6
Total recognised income and expense for the period		—	—	15.7	1.6	17.3	—	17.3
Shareholders' contribution (disposal of non-core entities)	1				196.3	196.3		196.3
Share-based payments	21				0.7	0.7		0.7
Balance as per December 31, 2004		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(27.5)		(27.5)		(27.5)
Net income recognised directly into equity		—	—	(27.5)	—	(27.5)	—	(27.5)
Net loss for the period					(106.2)	(106.2)	0.1	(106.1)
Total recognised income and expense for the period		—	—	(27.5)	(106.2)	(133.7)	0.1	(133.6)
Shareholders' contribution (disposal of non-core entities)	1				37.4	37.4		37.4
Share-based payments	21				1.0	1.0		1.0
Repurchase of outstanding stock options	21				(3.2)	(3.2)		(3.2)
Balance as per December 31, 2005		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2

See notes to the combined financial information

1 Business and basis of preparation for the combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. Petroplus owns and operates two refineries; Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity approximately 185,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities.

Basis of preparation

The combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements,* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Combined financial information" section.

All amounts included in the combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

Combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus Rules prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the years ended December 31, 2005 and 2004.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2005 and 2004.

1 Business and basis of preparation for the combined financial information (Continued)

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to shareholders' equity:

	2005	2004
Dragon LNG*	$ —	$106.7
Tango	—	90.9
SPMR	15.7	—
SBI Holding	11.4	—
UK Cards business**	7.7	—
NSP	3.0	—
Others	(0.4)	(1.3)
Total	$37.4	$196.3

* Of which USD 59.8 million was received in 2005.

** Of which USD 7.7 million was received in the first half of 2006.

IFRS (specifically, IAS 27) does not provide for exclusion of subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein, therefore, does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements,* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles used in the preparation of the combined financial information are further described in Note 4.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The Board of Directors of Petroplus International B.V. authorized the combined financial information for issuance on September 29, 2006.

2 Effects of the adoption of IFRS

While the Company is presenting combined financial information that is not fully compliant with IFRS, the Company has applied IFRS 1, *First-time adoption of International Financial Reporting Standards,* as if the financial information provided complied with IFRS. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, with the last period being the year ended December 31, 2005. Those accounting policies should comply with IFRS as effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- no retroactive restatement of business combinations that occurred before January 1, 2004;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognition of all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

2 Effects of the adoption of IFRS (Continued)

- application of IFRS 2, *Share-based Payments,* to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005; and
- assumption of the transitional provisions of IFRIC 4, *Determining whether an Arrangement contains a Lease,* will be applied as of January 1, 2004.

In accordance with IFRS 1, reconciliations are provided between the previously issued 2005 annual report of Petroplus consolidated to the Petroplus (core entities) under Dutch GAAP and from Petroplus (core entities) under Dutch GAAP to Petroplus (core entities) under IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I and Schedule II to these Notes.

3 Summary of significant judgments and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial information, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the combined financial information.

Finance Lease Commitments—The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4, the Company has determined that contract to be a finance lease.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement.* This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by

3 Summary of significant judgments and estimates (Continued)

management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Combination

The combined financial information includes the parent company and its subsidiaries that are part of the core business of Petroplus and over which entities the parent company has control.

Petroplus's combined financial information represents the core businesses of Petroplus, which are the refining assets and the associated supply and marketing businesses of the Company. Subsidiaries acquired during the year are consolidated from the date of acquisition. Subsidiaries divested during the accounting period are included in the consolidated accounts until the date of divestment.

Intragroup transactions, receivables, liabilities and internal profits resulting from assets sold within the group have been eliminated. Minority interests have been reported separately in the income statement and the balance sheet.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of the core business in terms of the combined income statement and combined balance sheet in 2004 and 2005. Additionally, costs related to certain key management personnel not related to the core business of the Company have been excluded from the results. These costs for the year ended December 31, 2005 was USD 8.1 million (2004: USD 0.4 million).

Translation of foreign currencies

The combined financial information is presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the group have different functional currencies. As such, management has determined that USD will be the presentation currency management will use in monitoring the performance and financial position of the group. The functional currency of Petroplus International B.V. is the euro. Each entity in the group

4 Summary of significant accounting policies (Continued)

determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.24
1 CHF	$0.80	$0.81
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the refined product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

4 Summary of significant accounting policies (Continued)

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

4 Summary of significant accounting policies (Continued)

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	30 years
Machines & Equipment	2-40 years
Other assets	3-25 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments

4 Summary of significant accounting policies (Continued)

of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Investments in associates

The Company's investment in associates is accounted for under the equity method of accounting. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models. Additionally, the Company ensures that that commodity instruments put in place match up to the actual physical movement for both volume and pricing and each commodity instrument is put in place to for a specific refinery.

Interest rate swaps

The Company uses interest rate swaps to fix the variable interest rates on its senior debt and working capital facilities.

4 Summary of significant accounting policies (Continued)

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the combined income statement. Interest rate swaps and currency hedges are recorded to financial expense on the combined income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for

the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;

4 Summary of significant accounting policies (Continued)

- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of other receivable or other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

4 Summary of significant accounting policies (Continued)

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates three defined benefit plans in Switzerland, United Kingdom and Belgium. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at the at date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is

4 Summary of significant accounting policies (Continued)

measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Share of minority interest in total assets

Negative minority interests are provided for unless the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Share based payment transactions

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments transaction, whereby employees render services as consideration for equity instruments ("equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company only has issued equity-settled transactions.

Equity-settled transactions

The cost of equity-settled transactions with employees is measure by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes model, further details are provided in Note 21. In valuing, equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

If an equity-settled award is repurchased during the vesting period or fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument grated, measured at the repurchase date. Such excess is recognized as expense in the income statement in the line item personnel expenses.

For options which were granted prior to November 7, 2002 or had fully vested by January 1, 2005, and IFRS 2 is not applied, costs at date of exercise or repurchase are recorded in the combined financial information.

Related party transactions

Transactions between the Company and related parties are disclosed in Note 30, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the combined balance sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

4 Summary of significant accounting policies (Continued)

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities. Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities. Acquisitions and disposals of subsidiaries and equity participations are included within net cash flow from investing activities. Proceeds from the disposal of non-core activities are included within net cash flow from financing activities when received. Dividend distributions are included within net cash flow from financing activities.

5 Recently issued standards and interpretations

New standards and interpretations early adopted

In 2004, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*. IFRIC 4 provides guidance for determining whether certain arrangements that do not take the legal form of a lease but convey a right to use an asset are, or contain, leases that should be accounted for in accordance.with the lease accounting standard. IFRIC 4 is effective for annual periods beginning on or after January 1, 2006.

Under IFRS 1 a first-time adopter may apply the transitional provisions in IFRIC 4. Therefore, a first-time adopter may determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date.

Petroplus applied the transitional provisions in IFRIC 4 in accordance with IFRS 1 and determined at transition date whether arrangements contain a lease. Refer to Note 22 for further detail on leases.

New standards and interpretations not yet adopted

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. Petroplus Group is not active in the upstream oil market. Therefore IFRS 6 is not relevant to the Company's operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The

5 Recently issued standards and interpretations (Continued)

Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financials.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the consolidated financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financials.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Cash and short-term deposits

Cash and short-term deposits for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Cash	$ 0.8	$ 75.5
Short term deposits	61.9	64.4
Cash and short term deposits	$62.7	$139.9

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 29 for the fair value of cash and short term deposits.

6 Cash and short-term deposits (Continued)

Of the total amount included in cash and short term deposits at December 31, 2005 approximately USD 59.2 million was pledged due to various borrowing agreements (2004: USD 79.1 million).

7 Intangible assets

	2005	2004
Balance as per January 1,	$17.1	$16.6
Impairment	(5.5)	0.5
Balance as per December 31,	$11.6	$17.1
Cost	$21.2	$21.2
Accumulated amortization and impairment	(9.6)	(4.1)
Balance as per December 31,	$11.6	$17.1
At January 1, 2004		
Cost (gross carrying amount)	$21.2	
Accumulated amortization and impairment	(4.6)	
Net carrying amount	$16.6	

Intangible assets fully relate to goodwill on the Company's purchase of the Cressier refinery and the SFPLJ pipeline. Prior to the adoption of IFRS, goodwill was amortized over ten to twenty years, respectively, using the straight-line method and based on expected return of the acquired asset. As from January 1, 2004, the date of adoption of IFRS 3, *Business Combinations*, goodwill is no longer amortized but is subject to annual impairment testing. For further information see Note 8.

8 Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to one cash-generating unit for impairment testing which is as follows:

The carrying amount of goodwill allocated to the cash-generating unit as of December 31, 2005 and 2004 was USD 11.6 million and USD 17.1 million, respectively.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill.

Budgeted earnings before interest, income taxes and depreciation and amortization ("EBITDA")—The basis to determine the value assigned to the budgeted EBITDA is the average EBITDA achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. In the assessment of potential goodwill impairment the Company used a discount rate of 10%. The total potential amount that could be impaired as of December 31, 2005 was USD 11.6 million.

9 Property, plant and equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004 were as follows:

2005	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
Exchange differences	(7.0)	(6.8)	(46.4)	(1.1)	(1.6)	(62.9)
Additions	—	—	9.3	0.1	37.7	47.1
Disposals	—	(0.5)	—	—	—	(0.5)
Reclassifications	—	—	38.0	0.2	(38.2)	—
Depreciation	—	(1.1)	(34.6)	(1.6)	—	(37.3)
Balance as per December 31,	$44.4	$ 41.3	$ 323.6	$ 6.9	$ 9.8	$ 426.0
Cost	$44.4	$ 99.1	$ 575.9	$ 17.0	$ 11.1	$ 747.5
Accumulated depreciation	—	(57.8)	(252.3)	(10.1)	(1.3)	(321.5)
Balance as per December 31,	$44.4	$ 41.3	$ 323.6	$ 6.9	$ 9.8	$ 426.0

2004	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5
Exchange differences	4.6	4.4	29.7	0.8	1.0	40.5
Additions	—	0.4	45.2	1.2	29.9	76.7
Disposals	—	—	—	—	—	—
Reclassifications	—	—	33.1	0.1	(33.2)	—
Depreciation	—	(1.4)	(27.0)	(1.2)	(0.5)	(30.1)
Balance as per December 31,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
Cost	$51.4	$ 99.8	$ 526.8	$16.4	$ 11.6	$ 706.0
Accumulated depreciation	—	(50.1)	(169.5)	(7.1)	0.3	(226.4)
Balance as per December 31,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
At January 1, 2004						
Cost	$46.8	$ 98.9	$ 447.2	$14.9	$ 14.9	$ 622.7
Accumulated depreciation and impairment	—	(52.6)	(170.9)	(6.5)	(0.2)	(230.2)
Net carrying amount	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5

The Company had no recorded impairment charges for 2005 and 2004.

The carrying amount of finance leases included in equipment as of December 31, 2005 is USD 29.2 million (2004: USD 35.4 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company are USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets. In addition, all assets of the Teesside refinery have been put as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005 (2004: USD 87.3 million).

10 Other financial assets

Other financial assets represent a long-term loan receivable on RIVR Acquisition B.V., the parent of the Company, which has no specific end date. The interest is based on a variable interest rate which at December 31, 2005 was 5.0%.

11 Investments in associates

The Company has the following investments in associates:

Pflichtlager Ges, is an entity established for administration and management of the compulsory stock obligation for Petroplus, BP, Shell and others as set by the government. Petroplus holds 35% in line with the volume of the compulsory stock obligation. The entity is not listed on a public stock exchange.

SOGEP, is an entity that operates a tank storage facility in Geneva for its majority shareholders being Shell, Esso and Petroplus (32% shareholding). The entity is not listed on a public stock exchange.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2005 and 2004:

	2005			2004		
	Pflichtlager Ges	SOGEP	Total	Pflichtlager Ges	SOGEP	Total
Share of the associate's balance sheet						
Shareholding	35%	32%		35%	32%	
Current assets	$ 13.8	$ 0.1		$ 16.8	$ 0.1	
Non-current assets	—	2.3		—	2.9	
Current liabilities	(13.5)	(2.3)		(16.5)	(3.0)	
Non-current liabilities	—	—		—	0.1	
Net assets	$ 0.3	$ 0.1	$0.4	$ 0.3	$ 0.1	$0.4
Share of the associate's Profit and Loss						
Revenues	$ 1.5	$ 1.0		$ 1.5	$ 1.0	
Net income	$ —	$ —		$ —	$ —	

12 Financial assets available for sale

Description	Country	Ownership 2005	Ownership 2004	Balance 2005	Balance 2004
SAPPRO SA	Switzerland	15.6%	15.6%	$0.5	$0.5
Rheinische Bio Ester GMBH ("RBE")	Germany	17.2%	17.2%	1.3	1.5
Total financial assets available for sale				$1.8	$2.0

The financial assets available for sale are recorded at their fair-value. For RBE and SAPPRO, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2005 was nil (2004: loss of USD 2.7 million). The Company recognizes proceeds from investments when dividends are declared.

13 Inventories

	2005	2004
Raw materials	$279.4	$152.0
Finished goods	196.5	129.3
Spare parts	5.8	8.2
Total inventories	**$481.7**	**$289.5**

There was no write-down of inventories for the years ended December 31, 2005 and 2004. Inventories have been pledged as security for the Company's credit facilities.

14 Trade debtors, net

	2005	2004
Trade Debtors	$439.8	$433.2
Provision for doubtful debt	(1.2)	(5.5)
Total trade debtors, net	**$438.6**	**$427.7**

Trade debtors have been pledged as security for the Company's credit facilities.

15 Interest bearing loans and borrowings

	2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	**$364.3**			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CH
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	**$151.5**			

15 Interest bearing loans and borrowings (Continued)

	2004	Interest rate	Maturity	Currency
Non-current				
Senior Notes (at nominal value)	$304.3	10.50%	Oct. 2010	EURO
Senior Notes (at amortised cost)	$303.3	10.50%		EURO
Finance lease obligation	32.1	5.12%		
Total non current	**$335.4**			
Current				
Credit facility	$146.4	varies		EURO
Finance lease obligation	3.3	5.12%		
Total current	**$149.7**			

Senior Notes

On October 10, 2000, Petroplus Funding B.V. (a wholly-owned finance subsidiary of Petroplus International B.V.) issued 10.5% Senior Notes in the amount of USD 130.3 million (EUR 150 million). The notes would mature on October 15, 2010. On February 15, 2001 the Senior Notes were increased by USD 68.8 million (EUR 75 million) (issue 103.5%) resulting in a total outstanding amount of USD 199.1 million (EUR 225 million). The bond premium received is allocated through the effective interest rate approach.

In March 2005, Petroplus repurchased the majority of the outstanding Senior Notes pursuant to the acceptance of bid made to the bond holders at a price of 108.75%. Subsequently the remaining balance of approximately USD 3.6 million was repurchased in November 2005. The cost to buy back the Senior Notes was USD 28.5 million and was charged to financial expense on the income statement for the year ended December 31, 2005. The balance of the outstanding Senior Notes on December 31, 2005 was nil (December 31, 2004: USD 304.3 million).

Senior Debts

To finance the bid on the shares and Senior Notes as well as associated financial costs, a bridge facility of USD 379 million (EUR 320 million) was made available to Petroplus and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the bids. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from non-core disposals, which is treated as a shareholder's contribution to equity, this bridge facility has been refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and at the same time under the Second Lien Facility Agreement USD 71.1 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement have maturities ranging from 3 to 6 years. Part of the loans are subject to scheduled repayments. The loans are secured via fixed asset security. The balance of the outstanding loans drawn under the Senior Facility Agreement on December 31, 2005 amounts to USD 295.6 million, of which USD 5.9 million is short term (< 1 year), USD 159.8 million is long-term (> 1 year and < 5 year) and USD 129.9 million is long-term (> 5 year). The short term portion is classified under Current liabilities.

The loans drawn under the Second Lien Facility Agreement have a maturity of 7 years. It will be repaid in one bullet payment at maturity date. These loans have a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounts to USD 71.1 million.

Financial covenants of the Senior and Second Lien Facility Agreements will be effective as from March 31, 2006.

15 Interest bearing loans and borrowings (Continued)

Credit Facilities

Short-term borrowings, are mostly secured by way of pledge of stocks and trade debtors. Generally short-term bank borrowings are also incurred under the Company's working capital credit facilities. Furthermore, the short term borrowings from banks include a USD 29.6 million Revolving facility which is part of the Senior Facility Agreement.

Total undrawn borrowing facilities as of December 31, 2005 and 2004 were approximately USD 76.0 million and USD 50.0 million, respectively.

Finance lease obligation

Amount represents the total present value of the finance lease related to the supply of hydrogen to the Cressier refinery. See Note 22 for further information.

Covenants

The key covenants which the Company is required to maintain under the Senior and Second Lien Facility Agreements are a Consolidated Tangible Net Worth and an Interest Coverage Ratio. Participating banks to the Senior and Second Lien Facility Agreements have a pledge on inventory and trade debtors that are financed through the facilities. The covenants are calculated for the Company on a consolidated basis under Dutch GAAP rather than the combined financial information which are presented herein. For 2005 the Interest Coverage Ratio was required to be equal or greater than 2.00 over a past period of 12 months and the Consolidated Tangible Net Worth was required to be equal or greater than USD 118.4 million (EUR 100 million). For the years ended December 31, 2005 and 2004 the Company met the requirements of the covenants.

16 Trade creditors and other payables

	2005	2004
Trade creditors	$651.4	$386.9
Payables to non-core entities	27.1	40.0
Other payables and accrued expenses	103.9	119.1
Total trade creditors and other payables	**$782.4**	**$546.0**

At December 31, 2005 USD 103.9 million (2004: USD 119.1 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

17 Provisions for liabilities and charges

	2005	2004
Balance at January 1,	$ 2.2	$1.6
Additions	0.3	0.6
Utilised	(0.2)	—
Balance at December 31,	$ 2.3	$2.2
Current	$ —	$—
Non-current	2.3	2.2
Balance at December 31,	$ 2.3	$2.2

17 Provisions for liabilities and charges (Continued)

The provisions are mainly recognized for the environmental liabilities related to soil remediation programs in Antwerp, Belgium. It is expected that the majority of the remediation work will occur from 2007 up to 2016.

18 Employee benefit plans

The Company has three defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds.

The following tables summarizes the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the consolidated income statement.

Changes in present value of defined benefit obligations are as follows:

	2005	2004
Defined benefit obligation at January 1,	$147.4	$123.4
Interest cost	5.1	4.7
Current service costs	6.7	7.0
Past service cost	0.1	—
Benefits paid	(4.6)	(0.5)
Actuarial losses/(gains) on obligation	3.6	2.1
Plan curtailments/settlements	(10.0)	(1.9)
Exchange differences	(19.1)	12.6
Defined benefit obligation at December 31,	**$129.2**	**$147.4**

The pension scheme in Switzerland was changed during 2005 resulting in a lower defined benefit obligation of USD 10.0 million.

Changes in fair value of plan assets are as follows:

	2005	2004
Fair value of plan assets at January 1,	$107.9	$ 90.0
Expected return on assets	5.3	4.7
Contributions by employer	4.6	4.5
Contributions by employees	1.6	1.7
Benefits paid	(4.6)	(0.5)
Plan settlement	—	(1.4)
Actuarial gains/(losses)	10.7	(0.4)
Exchange differences	(15.0)	9.3
Fair value of the plan assets at December 31,	**$110.5**	**$107.9**

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by Petroplus International B.V.

18 Employee benefit plans (Continued)

Benefit liability

	2005	2004
Defined benefit obligation	$(129.2)	$(147.4)
Fair value of plan assets	110.5	107.9
	(18.7)	(39.5)
Unrecognised net actuarial (gains)/losses	(3.8)	2.7
Employee benefit liability	$ (22.5)	$ (36.8)

Net benefit (income)/expense

	2005	2004
Service cost	$ 6.7	$ 7.0
Employee contributions	(1.6)	(1.7)
Net service cost	5.1	5.3
Past service cost	0.1	—
Plan curtailment	(10.0)	(0.5)
Net actuarial gain recognized in the year	(0.6)	—
Interest cost	5.1	4.6
Expected return on assets	(5.2)	(4.6)
Pension cost of defined benefit schemes	(5.5)	4.8
Defined contribution schemes	3.5	1.2
Pension costs	$ (2.0)	$ 6.0
Actual return on plan assets	$ 15.2	$ 4.8

The net benefit expense was recognized in personnel costs on the income statement.

Total contributions to the defined benefit pension plans in 2006 are expected to amount USD 6.4 million (USD 4.7 million contributions by employer and USD 1.7 million contributions by employees).

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2005	2004
Discount factor	3.7%	3.8%
Expected investment yield	4.8%	5.3%
Future pay increases	2.1%	2.1%
Future pension increases	1.6%	1.1%
Average remaining period of service years	13.76	12.92

The assumptions are weighted on the present value of the respective defined benefit obligations except for the expected investment yield which is weighted on the fair value of the respective plan assets.

19 Minority shares

Minority shares represent the portion of profit or loss and assets in subsidiaries that are not held by the Company and are presented separately within equity in the combined balance sheet.

20 Shareholders' equity

The authorized share capital as of December 31, 2005 is USD 1.5 million (EUR 1.2 million) (2004: USD 1.5 million (EUR 1.2 million)) and is comprised of 80 million shares at USD 0.05 each (EUR 0.04). Of these, 40 million are ordinary shares and 40 million are preference shares. The issued share capital as of December 31, 2005 was comprised of 30,887,238 shares (2004: 30,887,238 shares) at USD 0.05 each (EUR 0.04), all of which have been paid in full. No preference shares have been issued.

No options were exercised in 2005 or 2004. All outstanding options were repurchased in 2005 and cash settled as part of the acquisition by RIVR Acquisition B.V. of Petroplus International B.V.

Of the share premium reserve amount USD 230.4 million (EUR 183.5 million) as of December 31, 2005, approximately USD 205.9 million (EUR 164 million) is recognized by law as share premium reserve (recognized fiscal reserve).

The extent to which shareholders' equity is freely distributable is not determined on the combined financial information for 2005 and 2004 but on the Company's statutory financial statements for 2005 and 2004 prepared in accordance with Dutch GAAP, which includes the non-core entities.

For details on the contributions of shareholders, see Note 1.

There were no dividends paid or proposed during the year.

21 Stock Option Plans

The share option scheme of Petroplus is an equity-settled share-based payment plan. The services Petroplus receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses. The options can only be exercised when the employee remains in the entity's employ/service.

Up and till the financial year 2003 Petroplus granted options to management and personnel. After 2003, no more options have been granted. Since the transitional provisions of IFRS 2 allow the application of the standard to options only granted after November 7, 2002, Petroplus will only apply the standard on the options granted in 2003.

The following table shows, for 2005 and 2004, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices translated at the respective year-end exchange rates.

	2005		2004	
	Number of options	Average exercise price in USD	Number of options	Average exercise price in USD
Outstanding option rights as per January 1,	2,089,500	$12.35	2,386,000	$11.44
Issued option rights during the period	—	$ —	—	$ —
Cancelled option rights during the period	(719,500)	$17.11	(296,500)	$11.88
Exercised/Repurchased option rights during the period	(1,370,000)	$ 8.21	—	$ —
Outstanding option rights as per December 31,	—	$ —	2,089,500	$12.35
Not exercisable as per December 31,	—	$ —	1,063,000	$ 8.12
Exercisable option rights per December 31,	—	$ —	1,026,500	$16.33

In 2003 a total number of 756,000 (after cancellations due to resignations by personnel) of options were granted to management and personnel. Of these options 378,000 had an exercise period from 2005-2008 and 378,000 had an exercise period from 2006-2009. All of the 2003 options had a strike price of USD 7.03 per share (EUR 5.60).

21 Stock Option Plans (Continued)

During 2005 all Petroplus shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equaled the USD 11.20 (EUR 9.00) cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) settlement payment per option. In total USD 3.2 million was paid to management and personnel in exchange for the 2003 options. As under IFRS this is regarded as an acceleration of the vesting, which resulted in an extra charge of USD 0.3 million in 2005 which is recorded in the income statement as personnel expense. No further share options are outstanding as of December 31, 2005.

Under IFRS 2, the fair-value of the equity-settled share options granted is estimated as at the date of grant using the Black & Scholes option valuation model taking into account the terms and conditions upon which the options were granted. Below, the key parameters are presented that were used to establish the fair-value for the year ending December 31, 2003 (no further options were granted in 2005 and 2004):

Date option grant	September 15, 2005
Price of stock	USD 7.28 (EUR 5.80)
Strike price	USD 7.03 (EUR 5.60)
Interest	2.36% (EURIBOR 12th month)
Implied volatility	20-40 (50%/50%)
Exercise period	5-6 yrs. (50%/50%)
Fair value per share	USD 2.45 (EUR 1.95)

Total expense for share-based compensation plans for the year ended December 31, 2005 and 2004 was USD 1.0 million and USD 0.7 million, respectively. Under IFRS this charge is allocated to the period in which goods or services are received or a cancellation takes place. The total cash settlement in 2005 of USD 3.2 million equals the fair value of the options at the repurchase date.

22 Commitments and contingencies

Management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss.

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers and office machines. The total non-cancelable commitments can be specified as follows:

Operating lease commitments—Company is lessee

The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

	2005	2004
Within one year	$5.9	$11.7
After one year but not more than five years	1.8	1.8
More than five years	1.2	1.6
	$8.9	$15.1

22 Commitments and contingencies (Continued)

Operating lease commitments—Company is lessor

The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

	2005	2004
Within one year	$ 25.1	$ 28.9
After one year but not more than five years	59.1	80.1
More than five years	32.0	53.9
	$116.2	$162.9

Bitumen supply contract

Under the bitumen supply contract the Company is supplied with crude oil feedstock, takes legal title and ownership and it converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approx. USD 1.3 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003 and the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput deal

Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low suflur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title of the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approx. USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can not be terminated prior to September 2006 and will continue thereafter until one of the parties serves a notice of termination.

Finance lease commitments—Company is lessee

The Company entered into a contract which contains a finance lease for a hydrogen unit. Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

	2005		2004	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	$ 2.8	$ 1.4	$ 3.3	$ 1.6
After one year but not more than five years	11.4	8.6	13.1	9.4
More than five years	25.5	19.2	32.6	24.4
	39.7	29.2	49.0	35.4
Less amounts for finance charge	(10.5)		(13.6)	
Present value of the minimum payments	$ 29.2	$29.2	$ 35.4	$35.4

Under the hydrogen supply contract a third party supplies Petroplus with hydrogen whereby the supplier legally owns and operates an asset on the site of Petroplus. Petroplus effectively purchases all

22 Commitments and contingencies (Continued)

of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for Petroplus to purchase the asset.

Total rent expense for the years ended December 31, 2005 and 2004 was USD 4.6 million and USD 4.7 million, respectively.

Contingencies

During the normal course of business the Company has been named in various suits and claims. The Company believes that the ultimate resolution of these claims, to the extent not provided for will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. However, an adverse outcome of any one or more of these matters could have a material adverse effect on annual operating results or cash flows.

Contingent liabilities related to letters of credit were USD 509.8 million at December 31, 2005 (2004: USD 602.9 million). Contingent liabilities related to guarantees were USD 85.8 million at December 31, 2005 (2004: USD 128.3 million).

23 Additional income statement disclosures

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, tank rental and handling fees.

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 116.1 million (2004: loss of USD 7.1 million) for the commodity instruments.

Personnel expenses

	2005	2004
Wages, salaries and bonuses	$61.9	$55.3
Social security costs	7.0	8.2
Pension costs	(2.0)	6.0
Contract labor	6.7	7.0
Expense of share based payments	1.0	0.7
Other personnel expenses	3.0	7.2
Total personnel expenses	$77.6	$84.4

Additionally, see below for the personnel expense allocated by department:

	2005	2004
Operations department	$51.8	$52.2
Sales and marketing department	16.1	22.5
General and administrative department	9.7	9.7
	$77.6	$84.4

23 Additional income statement disclosures (Continued)

Operating expenses

	2005	2004
Energy costs	$20.4	$20.0
Chemical costs	20.4	10.7
Other refining costs	4.1	2.0
Logistic costs	1.1	1.6
Utilities	0.7	0.9
Maintenance	14.4	15.5
Project costs	6.1	—
Safety, health and environmental costs	1.4	1.1
Total operating expenses	$68.6	$51.8

Depreciation and impairment

	2005	2004
Depreciation	$37.3	$30.1
Impairment of intangible assets	3.4	0.9
Total depreciation and impairment	$40.7	$31.0

Other administrative expenses

	2005	2004
Consultant costs	$ 6.8	$ 5.8
Insurance	5.2	5.6
Rental expenses	4.6	4.7
Accommodation costs	3.9	3.7
Traveling expenses	3.4	2.9
IT costs	3.2	3.7
Office costs	2.2	2.4
PR costs	0.7	1.4
Bad debt expense	0.7	5.0
Other	5.0	5.6
Total other adminstrative expenses	$35.7	$40.8

Financial income

	2005	2004
Interest income	$11.2	$ 5.0
Interest received on bank accounts	3.1	4.0
Interest on debtors	0.1	—
Other	1.9	1.1
Total financial income	$16.3	$10.1

23 Additional income statement disclosures (Continued)

Financial expense

	2005	2004
Interest on long term liabilities	$18.6	$31.5
Buy back High Yield Bond	28.5	—
Net interest paid/(received) on working capital	9.1	3.2
Letter of credit charges, commission fees and other finance charges	12.3	8.5
Foreign currency hedges	9.1	—
Interest hedges	(0.2)	—
Finance charges payable under finance leases	1.6	—
Miscellaneous interest expense	1.0	0.3
Total financial expense	$80.0	$43.5

24 Number of employees

The number of employees of the combined entities as of December 31, 2005 was 682 (2004: 666).

25 Income tax

The major components of income tax expense for the years ended December 31, 2005 and 2004 are:

	2005	2004
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$(5.7)	$ 1.6
Adjustments in respect to current income tax of previous years	(1.5)	(0.5)
Deferred Income tax		
Related to origin and reversal of temporary differences	13.6	(5.3)
Income tax benefit/(expense)	$ 6.4	$(4.2)
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates for the years ended December 31, 2005 and 2005 are as follows:

	2005	2004
Net (loss)/income before taxes	$(112.6)	$ 5.8
Less: Share of income/(loss) of associates	—	(2.7)
Net (loss)/income before taxes and share of income/(loss) of associates	$(112.6)	$ 3.1
Expected tax charge at statutory rates	$ 35.5	$ (3.0)
Adjustment in respect of prior periods	(1.5)	(0.6)
Deferred tax asset not recognised for tax losses incurred	(17.9)	(18.9)
Unrecognised tax losses carried forward being utilised	0.6	12.4
Effect of tax rates in foreign jurisdictions	(10.3)	5.9
Income tax (expense)/benefit	$ 6.4	$ (4.2)

25 Income tax (Continued)

Deferred income tax

Deferred income tax at December 31, 2005 and 2004 relates to the following:

	2005	2004
Deferred tax liability		
Timing differences:		
Property, plant and equipment	$ 22.3	$ 26.7
Inventory	1.8	1.9
Receivables	0.6	0.1
Pensions	0.8	—
Derivative financial instruments	—	3.5
	25.5	32.2
Deferred tax asset		
Losses available for offset against future taxable income	1.1	3.8
Timing differences:		
Intangible assets	5.3	7.0
Inventory	3.3	—
Derivative financial instruments	8.9	—
Pensions	2.8	4.9
Other	0.4	0.8
	21.8	16.5
Deferred tax liability, net	$ (3.7)	$(15.7)
Presented in the balance sheet as:		
Deferred tax asset	$ 7.8	$ —
Deferred tax liability	(11.5)	(15.7)
	$ (3.7)	$(15.7)

The net tax losses carried forward which remain unvalued equate to approximately USD 182.4 million (December 31, 2004: approximately USD 191.0 million). These losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued since their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods. However, following the change in shareholding, the tax loss carried forward balance in the Netherlands will expire effective January 1, 2006 and reduce the total balance by USD 88.8 million to USD 93.6 million.

26 Taxes other than company income taxes

	2005	2004
Value added tax	$(108.6)	$(143.4)
Excise duties	(112.5)	(110.4)
Wage tax	—	(1.6)
Withholding tax	0.2	0.1
	$(220.9)	$(255.3)
Presented in the balance sheet as:		
Receivable	$ 2.0	$ 1.1
Payable	(222.9)	(256.4)
	$(220.9)	$(255.3)

27 Other receivables and prepayments

	2005	2004
Receivables from non-core entities	$161.7	$228.8
Compulsory stock	22.3	29.2
Miscellaneous other receivables and prepayments	35.2	28.1
Total other receivables and prepayments	**$219.2**	**$286.1**

28 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$2,117.2	$1,475.2
United Kingdom	1,945.9	1,546.5
The Netherlands	304.0	260.5
Belgium	226.0	262.0
Germany	237.2	1,356.1
Rest of the world	722.0	459.7
Total revenues	$5,552.3	$5,360.0

The following table provides details of total segment assets (total assets less income tax assets) by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$1,240.5	$1,026.8
United Kingdom	299.4	280.1
The Netherlands	387.7	231.7
Belgium	118.9	110.0
Germany	108.1	272.6
Rest of the world	26.0	3.0
Total segment assets	$2,180.6	$1,924.2

28 Segment reporting (Continued)

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$19.2	$44.7
United Kingdom	8.5	11.3
The Netherlands	3.6	0.7
Belgium	15.2	18.3
Germany	0.1	0.2
Rest of the world	—	1.5
Additions to property, plant, equipment and intangible assets	$46.6	$76.7

29 Financial instruments

The financial results of Petroplus can be influenced by the fluctuation of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Oil price risks

Due to the nature of its business, the Company has a significant involvement in crude and oil products trading as part of its normal operations. This is done to optimize gross margin from its refineries product output and obtain favorable pricing for supplies for its refineries.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the refinery margin hedge program, a large portion of the output of the refineries (more than 50%) is hedged through cash flow hedges in order to secure a refining margin.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged.

Interest risks

The Company has a significant amount of term debt primarily at floating rates, in order to minimize the impact of the floating interest rate fluctuations the Company has entered into interest rate swaps to fix the rate on the long-term debt.

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other

29 Financial instruments (Continued)

means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. To strengthen its assessment policy and procedures, Petroplus has a Corporate Credit Committee.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus maintains comprehensive company-wide insurance coverage. Damages as a consequence of business interruption are included in the insurance coverage for the Refinery operations of Teesside and Cressier. Terrorism is covered in the UK and Switzerland.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments, that are included in the combined financial information.

	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Other financial assets	$251.2	$251.2	$ —	$ —
Other receivables and prepayments	$219.2	$219.2	$286.1	$286.1
Derivative financial instruments:				
Refining margin hedges	$ 54.1	$ 54.1	$ 41.1	$ 41.1
Product hedges	229.5	229.5	239.7	239.7
Foreign exchange hedges	0.9	0.9	—	—
Interest hedges	0.9	0.9	—	—
Derivative financial instruments	$285.4	$285.4	$280.8	$280.8
Cash and short-term deposits	$ 62.7	$ 62.7	$139.9	$139.9
Financial liabilities				
Interest bearing loans and borrowings	$515.8	$515.8	$485.1	$498.7
Derivative financial instruments:				
Refining margin hedges	$ 97.6	$ 97.6	$ 20.7	$ 20.7
Product hedges	377.3	377.3	324.2	324.2
Foreign exchange hedges	9.6	9.6	—	—
Interest hedges	0.7	0.7	—	—
Derivative financial instruments	$485.2	$485.2	$344.9	$344.9

Market values have been used to determine the fair values of the derivative financial instruments. All non-current financial assets, loan notes (recorded under other receivables) and interest bearing loans & borrowings carry a floating interest rate. Therefore, the carrying amount equals the fair value of these items.

30 Related parties

The Company has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As the financial information is presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation but under the

Petroplus International B.V.
Notes to the Combined Financial Information (Continued)
For the years ended and as of December 31, 2005 and 2004

30 Related parties (Continued)

combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial year:

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2005	$ —	$ —	$251.2	$ —
	2004	$ —	$ —	$ —	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2005	$162.1	$68.5	$ 32.5	$111.2
	2004	$ 86.3	$33.5	$ 37.9	$156.9

Transactions with parent company

RIVR Acquisition B.V. is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 the Company granted RIVR a loan which amounts USD 251.2 million at year end. The interest on this loan amounts USD 6.0 million for the year 2005 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.4 million.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel

	2005	2004
Short term employee benefits	$2.1	$1.6
Profit sharing and bonus related payments	2.9	0.2
Post-employment pension and medical benefits	0.2	0.2
Contributions to defined contribution plans	—	—
Share-based payments	0.4	0.4
Total compensation of key management personnel	$5.6	$2.4

Total compensation to key personnel excludes the costs of key management personnel not related to the core business of the Company. All outstanding exercisable option rights in relations to options granted to key personnel have been cancelled and settled during 2005 (2004: 304,000 exercisable options outstanding with an average exercise price of USD 14.09 per share (EUR 11.33)).

30 Related parties (Continued)

Costs related to certain key management personnel, not related to the core business of the Company have been excluded from the results and are therefore to be treated as recharge income from related parties. The costs recharged are USD 8.1 million (2004: USD 0.4 million).

31 Subsequent events

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was USD 506.8 million, plus acquisition fees. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase consideraton	
Purchase price	$506.8
Fees	4.4
Total purchase consideration	$511.2

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	$ 511.2	$261.7

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas

31 Subsequent events (Continued)

recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure the Company by selling the non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with the Company and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;
- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which are engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding the Company's stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, the Company's ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of the Company's

31 Subsequent events (Continued)

ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties will negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

In September 2006, Petroplus received approximately USD 118.5 million (EUR 93 million) as an instalment on the USD 147.5 million (EUR 115 million) non-recourse loan note. These proceeds related to the transfer of the Bunkering group from RIVR Divestment B.V. to another third party.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR Acquisition B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR Acquisition B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to

31 Subsequent events (Continued)

the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Sale of Milford Haven

On 13 January 2006, Petroplus entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited for a consideration of USD 142.5 million. This sale effectively relates to the whole of the Milford Haven Tankstorage business and assets. The completion of the agreement has occurred in the first half year of 2006. The related proceeds will be contributed directly to shareholders' equity as it relates to non-core activities.

Schedule I

Reconciliation from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

Reconciliation of equity and the balance sheet at December 31, 2003:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 14.6	$ 2.0	$ 16.6
Property, plant and equipment		392.5	—	392.5
Investments in associates	b	(3.3)	3.6	0.3
Financial assets available for sale	b	—	(3.6)	(3.6)
Deferred tax asset		—	—	—
Other financial assets		—	—	—
Total non-current assets		403.8	2.0	405.8
Current assets				
Inventories	c, d	220.4	(2.3)	218.1
Trade debtors, net		351.7	—	351.7
Other receivables and prepayments	d	290.3	17.6	307.9
Derivative financial instruments	e	—	3.0	3.0
Prepayments and accrued income		—	—	—
Cash and short-term deposits		40.4	—	40.4
Total current assets		902.8	18.3	921.1
Total assets		$1,306.6	$ 20.3	$1,326.9
Non-current liabilities				
Interest bearing loans and borrowings		$ 280.0	$ —	$ 280.0
Employee benefits	f, h	—	28.9	28.9
Deferred tax liability	g, h	—	11.2	11.2
Provisions for liabilities and charges	f, g, h	61.0	(20.5)	40.5
Total non-current liabilities		341.0	19.6	360.6
Current liabilities				
Interest bearing loans and borrowings		166.9	—	166.9
Trade creditors		411.5	—	411.5
Taxes other than company income taxes		159.7	—	159.7
Company income tax		(0.4)	(1.1)	(1.5)
Derivative financial instruments	e	—	11.8	11.8
Short term provisions for liabilities and charges		—	—	—
Other payables and accrued expenses	e	190.9	1.7	192.6
Total current liabilities		928.6	12.4	941.0
Shareholders' equity				
Minority shares		0.3	—	0.3
Equity attributable to shareholders of the parent	i, j	36.7	(11.7)	25.0
Total equity		37.0	(11.7)	25.3
Total liabilities and shareholders' equity		$1,306.6	$ 20.3	$1,326.9

Notes to the reconciliation of the December 31, 2003 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately. The effect is to increase shareholders' equity and to increase intangible assets by USD 2.0 million at January 1, 2004.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease financial assets available for sale by USD 3.6 million and to increase investments in associates by USD 3.6 million at January 1, 2004.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/ purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase Inventories by USD 19.2 million, increase equity by USD 16.1 million and increase the deferred tax liabilities by USD 3.1 million at January 1, 2004.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. The effect is to increase other receivables by USD 21.5 million and reduce inventory by USD 21.5 million at January 1, 2004.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 3.0 million, derivative financial instruments (liabilities) increased by USD 11.8 million, other payables and accrued expenses increased by USD 1.7 million, deferred tax liabilities decreased by USD 1.8 million and shareholders' equity decreased by USD 8.8 million at January 1, 2004.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 5.8 million at January 1, 2004. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.2 million for all defined benefit plans.

The effect is to increase employee benefits by USD 28.9 million, deferred tax liability decreased by USD 4.3 million, shareholders' equity decrease by USD 18.8 million and provisions decreased by USD 5.8 million at January 1, 2004.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease Provision by USD 14.1 million at January 1, 2004. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the net result of those adjustments was to decrease deferred tax liabilities by USD 2.9 million at January 1, 2004.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is

discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 20.5 million and increase deferred tax liability by USD 14.1 million, increase employee benefits by USD 5.8 million and increase shareholders' equity by USD 0.6 million at January 1, 2004.

(i) The balance of translation differences at the date of transition to IFRS of USD 5.8 million was charged to retained earnings.

(j) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004
Write off negative goodwill	a	$ 2.0
Inventories	c, e	16.1
Derivative financial instruments	e	(8.8)
Provisions	e	0.6
Employee benefits	f	(18.8)
Other miscellaneous	f	(2.8)
Decrease in shareholders' equity		$(11.7)

Reconciliation of equity and the balance sheet at December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 9.8	$ 1.8	$ 11.6
Property, plant and equipment	j	397.2	28.8	426.0
Investments in associates	b	2.1	(1.7)	0.4
Financial assets available for sale	b	—	1.8	1.8
Deferred tax asset	h	—	7.8	7.8
Other financial assets	i	296.5	(45.3)	251.2
Total non-current assets		705.6	(6.8)	698.8
Current assets				
Inventories	c, d, e	375.6	106.1	481.7
Trade debtors, net		438.6	—	438.6
Other receivables and prepayments	d	174.9	44.3	219.2
Taxes other than company income taxes		2.0	—	2.0
Company income tax		0.8	—	0.8
Derivative financial instruments	e	—	285.4	285.4
Cash and short-term deposits		62.7	—	62.7
Total current assets		1,054.6	435.8	1,490.4
Total assets		$1,760.2	$429.0	$2,189.2
Non-current liabilities				
Interest bearing loans and borrowings	j	$ 366.7	$ (2.4)	$ 364.3
Employee benefits	f, h	—	22.5	22.5
Deferred tax liability	g, h	—	11.5	11.5
Provisions for liabilities and charges	f, g, h	31.3	(29.0)	2.3
Total non-current liabilities		398.0	2.6	400.6
Current liabilities				
Interest bearing loans and borrowings	j	142.7	8.8	151.5
Trade creditors		651.5	(0.1)	651.4
Taxes other than company income taxes		222.9	—	222.9
Company income tax		6.5	(1.1)	5.4
Derivative financial instruments	e	—	485.2	485.2
Other payables and accrued expenses	e	104.7	26.3	131.0
Total current liabilities		1,128.3	519.1	1,647.4
Shareholders' equity				
Minority shares		0.4	—	0.4
Equity attributable to shareholders of the parent	k, l	233.5	(92.7)	140.8
Total equity	s	233.9	(92.7)	141.2
Total liabilities and shareholders' equity		$1,760.2	$429.0	$2,189.2

Notes to the reconciliation of the December 31, 2005 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately and goodwill should not be amortized rather it is tested for impairment annually. The effect is to increase shareholders' equity and to increase intangible assets by USD 1.8 million at December 31, 2005.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2005.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to decrease Inventories by USD 19.3 million, decrease shareholders' equity by USD 16.0 million and decrease the deferred tax liabilities by USD 3.3 million at December 31, 2005.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. Additionally, there was a reclass from other payables and accrued expenses to other receivables and other minor adjustments. The effect is to increase other receivables by USD 44.3 million, reduce inventory by USD 22.3 million, increase other payables and accrued expense by USD 24.5 million and decrease shareholders' equity by USD 2.5 million.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 285.4 million, derivative financial instruments (liabilities) increased by USD 485.2 million, inventory increased by USD 147.7 million, other payables and accrued expenses increased by USD 1.5 million, deferred tax liabilities decreased by USD 9.1 million and shareholders' equity decreased by USD 44.4 million at December 31, 2005.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 9.5 million at December 31, 2005. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 21.9 million for all defined benefit plans.

The effect is to increase employee benefits by USD 22.5 million, deferred tax liability decreased by USD 2.8 million, shareholders' equity decrease by USD 10.2 million and provisions decreased by USD 9.5 million at December 31, 2005.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease the provision by USD 18.9 million at December 31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the total result of those adjustments was to increase deferred tax liabilities by USD 11.5 million and increase deferred tax assets by USD 7.8 million at December 31, 2005.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 19.5 million and increase deferred tax liability by USD 26.6 million, increase employee benefits by USD 9.5 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

(i) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other financial assets by USD 21.1 million and decrease shareholders' equity by USD 21.1 million at December 31, 2005.

(j) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, under IFRS capitalised financing fees are reclassified from other financial assets under Dutch GAAP to be netted with interest bearing loans and borrowings. The effect is to increase property, plant and equipment by USD 28.8 million, decrease other financial assets by USD 45.2 million, increase interest bearing loans and borrowings (current and non-current) by USD 6.4 million and decrease shareholders' equity by USD 0.5 million at December 31, 2005.

(k) The balance of translation differences at the date of transition to IFRS of USD 5.9 million was charged to retained earnings.

(l) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	December 31, 2005
Write off negative goodwill	a	$ 1.8
Inventories	c	(16.0)
Derivative financial instruments	e	(44.4)
Provisions	h	0.6
Employee benefits	f	(10.2)
High yield bond fees	i	(21.1)
Other miscellaneous	j	(3.4)
Decrease in shareholders' equity		$(92.7)

Reconciliation of the income statement for the year ended December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Revenue	m	$5,620.9	$ (68.6)	$5,552.3
Materials cost	m, n, o, p	5,354.8	20.7	5,375.5
Personnel expenses	t, u	90.3	(12.7)	77.6
Operating expenses		68.5	0.1	68.6
Depreciation, amortisation and impairments	p	39.8	0.9	40.7
Other administrative expenses		34.5	1.2	35.7
Operating (loss)/income		33.0	(78.8)	(45.8)
Financial income		16.3	—	16.3
Financial expense	o, p, q	(47.5)	(32.5)	(80.0)
Foreign currency exchange results		(3.1)	—	(3.1)
Share of income from equity investments	r	(0.2)	0.2	—
Net (loss)/income before income taxes		(1.5)	(111.1)	(112.6)
Income tax benefit/(expense)	s	(9.3)	15.7	6.4
Net (loss)/income		$ (10.8)	$ (95.4)	$ (106.2)
Attributable to:				
Equity holders of the parent		$ (10.9)	$ (95.4)	$ (106.3)
Minority interests		0.1	—	0.1
		$ (10.8)	$ (95.4)	$ (106.2)

Notes to the reconciliation of the December 31, 2005 income statement from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(m) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.6 million and decrease materials cost by USD 68.6 million for the year ended December 31, 2005.

(n) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

(o) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased material costs by USD 62.0 million, decrease income tax expense by USD 12.4 million and increased financial expense by USD 8.8 million for the year ended December 31, 2005.

(p) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see (a). The effect is to decrease material cost by USD 3.1 million, increase depreciation by USD 0.9 million, increase financial expense by USD 1.6 million and decrease income tax by USD 0.1 million for the year ended December 31, 2005.

(q) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

(r) Under Dutch GAAP, all investments in associates, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments available for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease share of income from equity investments by USD 0.2 million for the year ended December 31, 2005.

(s) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 15.7 million for the year ended December 31, 2005.

(t) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.0 million for all defined benefit plans. A portion of benefit expenses that were recognized under Dutch GAAP in 2005 were reversed and recognized at January 1, 2004. The *effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31*, 2005.

(u) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time, under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005.

Explanation of material adjustments to the combined statement of cash flows for the year ended December 31, 2005:

The most significant change was the change where the issuance of note receivable to parent was reclassed from a financing activity under Dutch GAAP to an investing activity under IFRS. Other than the above mentioned changes there were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

Schedule II

Reconciliation of Petroplus Dutch GAAP Consolidated to Petroplus Dutch GAAP (core only)

Reconciliation of equity and the balance sheet for the year ended December 31, 2003:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 48.9	$ (34.3)	$ 14.6
Property, plant and equipment	573.2	(180.7)	392.5
Investments in associates	—	(3.3)	(3.3)
Financial assets available for sale	—	—	—
Deferred tax asset	—	—	—
Other financial assets	24.2	(24.2)	—
Total non-current assets	**646.3**	**(242.5)**	**403.8**
Current assets			
Inventories	288.8	(68.4)	220.4
Trade debtors, net	552.4	(200.7)	351.7
Accounts receivable from non-consolidated subsidiaries	7.7	(7.7)	—
Other receivables and prepayments	27.0	263.3	290.3
Taxes other than company income taxes	—	—	—
Company income tax	—	—	—
Derivative financial instruments	—	—	—
Prepayments and accrued income	42.3	(42.3)	—
Securities	2.9	(2.9)	—
Cash and short-term deposits	74.2	(33.8)	40.4
Total current assets	**995.3**	**(92.5)**	**902.8**
Total assets	**$1,641.6**	**$(335.0)**	**$1,306.6**
Non-current liabilities			
Interest bearing loans and borrowings	$ 280.0	$ —	$ 280.0
Provisions for liabilities and charges	37.4	23.6	61.0
Total non-current liabilities	**317.4**	**23.6**	**341.0**
Current liabilities			
Interest bearing loans and borrowings	250.4	(83.5)	166.9
Trade creditors	539.5	(128.0)	411.5
Accounts payable to non-consolidated subsidiaries	1.6	(1.6)	—
Taxes other than company income taxes	190.2	(30.5)	159.7
Company income tax	2.0	(2.4)	(0.4)
Other payables and accrued expenses	122.6	68.3	190.9
Total current liabilities	**1,106.3**	**(177.7)**	**928.6**
Shareholders' equity			
Minority shares	(4.0)	4.3	0.3
Equity attributable to shareholders of the parent	221.9	(185.2)	36.7
Total equity	**217.9**	**(180.9)**	**37.0**
Total liabilities and shareholders' equity	**$1,641.6**	**$(335.0)**	**$1,306.6**

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of equity and the balance sheet for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 24.4	$ (14.6)	$ 9.8
Property, plant and equipment	510.7	(113.5)	397.2
Investments in associates	—	2.1	2.1
Financial assets available for sale	—	—	—
Other financial assets	259.0	37.5	296.5
Total non-current assets	**794.1**	**(88.5)**	**705.6**
Current assets			
Inventories	529.1	(153.5)	375.6
Trade debtors, net	649.1	(210.5)	438.6
Accounts receivable from non-consolidated subsidiaries	55.5	(55.5)	—
Other receivables and prepayments	70.4	104.5	174.9
Taxes other than company income taxes	—	2.0	2.0
Company income tax	—	0.8	0.8
Derivative financial instruments	—	—	—
Prepayments and accrued income	48.3	(48.3)	—
Cash and short-term deposits	86.7	(24.0)	62.7
Total current assets	**1,439.1**	**(384.5)**	**1,054.6**
Total assets	**$2,233.2**	**$(473.0)**	**$1,760.2**
Non-current liabilities			
Interest bearing loans and borrowings	$ 360.9	$ 5.8	$ 366.7
Employee benefits	—	—	—
Deferred tax liability	—	—	—
Provisions for liabilities and charges	35.3	(4.0)	31.3
Total non-current liabilities	**396.2**	**1.8**	**398.0**
Current liabilities			
Interest bearing loans and borrowings	311.0	(168.3)	142.7
Trade creditors	796.7	(145.2)	651.5
Taxes other than company income taxes	230.0	(7.1)	222.9
Company income tax	6.4	0.1	6.5
Derivative financial instruments	—	—	—
Other payables and accrued expenses	108.9	(4.2)	104.7
Total current liabilities	**1,453.0**	**(324.7)**	**1,128.3**
Shareholders' equity			
Minority shares	1.0	(0.6)	0.4
Equity attributable to shareholders of the parent	383.0	(149.5)	233.5
Total equity	**384.0**	**(150.1)**	**233.9**
Total liabilities and shareholders' equity	**$2,233.2**	**$(473.0)**	**$1,760.2**

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of the income statement for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Revenue	$8,249.5	$(2,628.6)	$5,620.9
Materials cost	8,087.3	(2,732.5)	5,354.8
Personnel expenses	—	90.3	90.3
Operating expenses	—	68.5	68.5
Selling expenses	73.5	(73.5)	—
Depreciation, amortisation and impairments	—	39.8	39.8
Other administrative expenses	19.6	14.9	34.5
Other (income)/expenses	(110.7)	110.7	—
Operating income	**179.8**	**(146.8)**	**33.0**
Financial income	12.1	4.2	16.3
Financial expense	(55.7)	8.2	(47.5)
Foreign currency exchange results	(6.7)	3.6	(3.1)
Share of income from equity investments	7.0	(7.2)	(0.2)
Net income before income taxes	**136.5**	**(138.0)**	**(1.5)**
Income tax benefit/(expense)	(13.0)	3.7	(9.3)
Net income	**$ 123.5**	**$ (134.3)**	**$ (10.8)**
Attributable to:			
Equity holders of the parent	$ 122.5	$ (133.4)	$ (10.9)
Minority interests	1.0	(0.9)	0.1
	$ 123.5	$ (134.3)	$ (10.8)

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Schedule III

List of Entities included in combined financial information

Subsidiary	2005	2004
Marimpex Mineraloel Handelsgesellschaft GmbH—Germany	100.0%	100.0%
Marimpex Prague (branch office)—Czech	100.0%	100.0%
Oleduc du Jura Neuchatelois SA—Switzerland	100.0%	100.0%
Petroplus Antwerpen 2 BV—Netherlands	100.0%	100.0%
Petroplus Czech Replublic sro—Czech	100.0%	100.0%
Petroplus Financial Services BV—Netherlands	100.0%	100.0%
Petroplus Holdings BV—Netherlands	100.0%	100.0%
Petroplus Marketing AG—Switzerland	100.0%	100.0%
Petroplus Marketing Ltd—UK	100.0%	100.0%
Petroplus Mineraloelproduckte Deutschland GmbH—Germany	100.0%	100.0%
Petroplus Refining and Marketing Ltd—UK	100.0%	100.0%
Petroplus Refining Antwerp Bitumen NV—Belgium	100.0%	100.0%
Petroplus Refining Antwerp NV—Belgium	100.0%	100.0%
Petroplus Refining Cressier SA—Switzerland	100.0%	100.0%
Petroplus Refining International BV—Netherlands	100.0%	100.0%
Petroplus Refining Teesside Ltd—UK	100.0%	100.0%
Petroplus Switzerland AG—Switzerland	100.0%	100.0%
Petroplus Tankstorage AG—Switzerland	100.0%	100.0%
Petroplus Vermoegensverwaltungsgesellschaft GmbH—Germany	100.0%	100.0%
Plichtlagergesellschaft fur Mineralol—Switzerland	100.0%	100.0%
SAPPRO—Switzerland	100.0%	100.0%
SKI Patricipations SA—France	100.0%	100.0%
Societe Francaise du Pipeline du Jura—France	100.0%	100.0%
Societe Genevoise des Petroles SA—Switzerland	100.0%	100.0%
Universal Holding NV—Belgium	100.0%	100.0%

Zug, Switzerland, September 29, 2006

The Board of Directors:

Thomas D. O'Malley
Michael Gayda
Bruce Jones
Karyn F. Ovelmen

Index to the Consolidated Financial Statements

Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-63

Consolidated Income Statements for the Years Ended December 31, 2004 and 2003 . . . . F-64

Consolidated Balance Sheets as of December 31, 2004 and 2003 . . . . F-65

Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 . . . . F-66

Notes to the Consolidated Financial Statements F-67

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE FINANCIAL STATEMENTS OF PETROPLUS INTERNATIONAL B.V. FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2004

In our opinion, the Dutch GAAP consolidated financial statements of Petroplus International B.V., Rotterdam, the Netherlands, for the year 2004 and the comparative data for the year 2003, as included on pages on pages F-64 to F-81 of this Offering Circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified audit opinion on these financial statements on March 1, 2005.

For an understanding of the company's financial position and results and for an adequate understanding of the scope of our audit, the Dutch GAAP consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' reports thereon.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.
Consolidated Income Statement
(In thousands of Euro's)

	Notes	2004	2003
Net sales	29, 30	6,260,649	6,112,653
Cost of sales	18	(6,146,440)	(6,062,347)
Gross operating result		114,209	50,306
Selling expenses	19	(68,919)	(71,262)
General and administrative expenses	20	(8,698)	(11,663)
Total expenses		(77,617)	(82,925)
Net operating income/(loss)		36,592	(32,619)
Other income	27	46,193	—
Operating income/(loss)		82,785	(32,619)
Interest income and other financial income		4,635	5,136
Interest charges and other financial costs		(35,785)	(34,766)
Foreign currency exchange results		(340)	(104)
Share in result of participating interests	25	151	(730)
Result on ordinary activities before tax		51,446	(63,083)
Income tax on ordinary activities	26	(1,438)	(2,916)
Group result after tax		50,008	(65,999)
Minority interests	14	(1,214)	1,791
Net result after tax		48,794	(64,208)

Earnings per Share

	2004	2003
Weighted average number of ordinary shares outstanding	30,887,238	30,702,118
Pro-forma increase in number of ordinary shares	—	—
	30,887,238	30,702,118
Basic earnings per ordinary share in Euro's	1.58	(2.09)
Diluted earnings per ordinary share in Euro's	1.58	(2.09)

Petroplus International B.V.

Consolidated Balance Sheet as per 31 December

The Balance Sheet is presented after proposed appropriation of net income

(In thousands of Euro's)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	3	26,074	38,855
Tangible fixed assets	4	423,154	456,549
Financial fixed assets	5	22,624	19,270
Total fixed assets		**471,852**	**514,674**
Current assets			
Stocks	6	211,734	229,956
Trade debtors		472,573	439,902
Accounts receivable from non-consolidated subsidiaries		47,372	6,111
Other receivables	7	25,662	21,486
Prepayments and accrued income	7	33,351	33,736
Securities		—	2,323
Cash at bank and in hand	8	147,044	59,054
Total current assets		**937,736**	**792,568**
Current liabilities			
Current portion of long-term liabilities	12	839	2,915
Bank overdrafts	9	137,885	159,187
Short-term borrowings from banks	10	45,629	37,302
Trade creditors		416,569	429,489
Accounts payable to non-consolidated subsidiaries		—	1,259
Taxes other than company income taxes		155,568	151,531
Company income tax		1,178	1,631
Other payables and accrued expenses	11	176,796	97,640
Total current liabilities		**934,464**	**880,954**
Net current assets		**3,272**	**(88,386)**
Total assets less current liabilities		**475,124**	**426,288**
Financed by:			
Senior notes	12	223,000	223,000
Other long-term liabilities	12	1,141	1,682
Total long-term liabilities		**224,141**	**224,682**
Provisions for liabilities and charges	13	**25,237**	**28,132**
Minority shares	14	(60)	(3,197)
Shareholders' equity	15	225,806	176,671
Group equity		**225,746**	**173,474**
		475,124	**426,288**

Petroplus International B.V.

Consolidated Statement of Cash Flows

(In thousands of Euro's)

	2004	2003
Operating activities		
Net operating income/(loss)	36,592	(32,619)
Adjustments for		
Amortisation of intangible fixed assets/negative goodwill	2,668	320
Depreciation of tangible fixed assets	32,396	60,976
Increase/(decrease) in provisions	(3,032)	4,490
Changes in working capital		
Decrease/(increase) in receivables	(92,085)	74,593
Decrease/(increase) in stocks	16,213	42,315
Increase in creditors, other payables and accrued expenses	88,198	35,181
Cash from ordinary activities	**80,950**	**185,256**
Interest received	4,635	4,606
Interest paid	(35,785)	(34,766)
Dividends received from non-consolidated subsidiaries	1,767	557
Income tax paid	(2,149)	(1,055)
	(31,532)	**(30,658)**
Net cash from operating activities	**49,418**	**154,598**
Investing activities		
Investment in intangible fixed assets	(143)	(377)
Net addition to tangible fixed assets	(54,315)	(57,733)
Acquisition/disposal of subsidiaries	116,196	(26,886)
Acquisition/disposal of associated companies	(167)	(727)
Net cash from investing activities	**61,571**	**(85,723)**
Financing activities		
Issue of new shares	—	—
Increase/(decrease) in other long-term liabilities	(521)	(3,554)
Dividends paid	—	—
Net cash from financing activities	**(521)**	**(3,554)**
Net cash flow	**110,468**	**65,321**
Exchange differences on cash at bank and in hand	(1,176)	11,432
Movement in cash at bank and in hand	**109,292**	**76,753**
Balance as per 1 January	(100,133)	(176,886)
Balance as per 31 December	**9,159**	**(100,133)**

1 General

The divisions of Petroplus International NV ("the Company") and its consolidated subsidiaries (together referred to as "the Group") are: Refining, Marketing (of crude oil and oil products), Logistics (Tank Storage), and Other Activities (corporate services, trading and distribution of chemicals, shipping, and environmental activities).

2 Summary of significant accounting policies

Basis of presentation

The Consolidated Financial Statements have been prepared under the historical cost convention in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. As permitted by section 402, Book 2 of The Netherlands Civil Code, a condensed income statement has been presented for the Company itself. The format of the consolidated income statement is based on model F in accordance with the regulations described under Part 9, Book 2 of the Dutch Civil Code.

Group consolidation

The Consolidated Financial Statements include the Company and all group companies. The income statements of investments acquired during the year are included in the consolidated income statement as of the date of acquiring dominant influence. Minority interests are disclosed separately in the consolidated income statement and in the consolidated balance sheet. Inter-company transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

Assets and liabilities of foreign consolidated investments are translated into Euro's at year-end exchange rates and the income statement at the average exchange rate for the year. The resulting translation gains and losses are included in the legal reserve.

Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into Euro's at year-end exchange rates. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity and which are hedged through forward currency contracts, are valued at contracted exchange rates. Transactions in foreign currencies are recorded at the rate ruling on the transaction date. Resulting translation differences are incorporated in the income statement.

Valuation

Assets and liabilities are shown at the amounts at which they were acquired or incurred, unless stated otherwise.

Derivatives

Derivatives are used to hedge foreign currency risks and to a lesser extent interest rate risks. The financial instruments are valued based upon their market value, which is obtained from stock quotations.

Commodity instruments

Commodity instruments are used by the company to hedge the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

2 Summary of significant accounting policies (Continued)

Crack spreads

A part of the future refining margin capacity is hedged through crack spreads. In line with the company's strategy aimed at reducing the impact of volatile refining margins on the company's earnings, a substantial (50%+) proportion of the output of the refineries is hedged. Changes in the market value, related to the hedged risk, are recorded at the moment (moments) that the income statement is affected by the cash flows relating to the hedged position.

Other closed hedged positions

For a closed hedged position of commodity instruments, resulting gains and losses will be presented directly as part of the gross operating result in the income statement when these transactions have been closed.

Other positions

Unrealised results of all other positions of commodity instruments (inclusive of physical sale and purchase contracts) are reported as per balance sheet date. Losses on these positions are recorded in the income statement when they are foreseen, whereas profits are recorded when they have been realised.

Intangible fixed assets

Intangible fixed assets represent goodwill and capitalised development expenses and are stated at cost less accumulated amortisation. Goodwill represents the amount paid upon acquisition of subsidiary companies and is calculated as the amount paid less the fair value of identifiable assets and liabilities at the date of acquiring dominant influence over the subsidiary. Goodwill with respect to a subsidiary with a different functional currency is recorded in the functional currency of the acquiring company.

Amortisation of goodwill is provided for using a straight-line method over the useful economic life, which is based on the expected profitability of the acquired companies. Negative goodwill is taken to the revaluation reserve and subsequently released to the income statement over a period in which the advantages for Petroplus are realised. Capitalised development expenses are depreciated over their estimated useful economic life using the straight-line method. A legal reserve is maintained for the capitalised development expenses.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The cost is the purchase price or fair value on the purchase date, where applicable. Upon sale or retirement, the cost and accumulated depreciation are eliminated from the accounts and any gains or losses are included in the income statement.

Land is not depreciated. Depreciation of other tangible fixed assets is provided for using the straight-line method over the estimated useful economic life of the assets. For buildings this is set at thirty years, for vessels at twenty years, for storage installations at forty years and for other assets from three to twenty-five years.

Financial fixed assets

Participations in which Petroplus has a significant influence (not being group companies) are valued at net asset value. Other investments, comprising interests of less than 20%, are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

2 Summary of significant accounting policies (Continued)

Impairment of assets

Periodically an impairment test is performed to evaluate whether the carrying value of an asset may not be recoverable. The recoverability of an asset is determined by comparing the book value of the assets with the net present value of future net cash flows the asset is expected to generate. When the book value of the assets is higher than the net present value of the expected future cash flows, there is an impairment of assets and the difference between the carrying value and the fair value is booked in the income statement. Assets to be sold are valued at book value or the lower market value while taking into account sale costs.

Stocks

Stocks are valued at the lower of cost or net realisable value. Cost is determined using the First-in-First-out (FIFO) method.

Stocks for which the economic risks are transferred by means of oil trading contracts, such as future contracts (hedged position), are valued at contracted sales prices. The resulting gains and losses are included in the income statement.

Within the marketing and refining system, a Minimum Operating Stock is required to secure the continuing operations of the refineries. Among other things, this includes oil in pipelines and vessels, oil in the refinery process and product stock. Due to the long-term nature of these stocks, these are hedged through the use of medium-term fair value hedges.

Receivables

Receivables are recorded after deducting a provision for doubtful debtors.

Securities

Securities are valued at acquisition price or lower market value. Listed securities are valued at market value on the balance sheet date. Any gains or losses in valuation of securities are recorded in the income statement.

Provisions

The company recognises provisions for liabilities and losses existing on the balance sheet date for which the amounts are uncertain but can be estimated reasonably.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and publicly announced before year-end. If the restructuring leads to a termination of activities, the provision for the costs of termination will be included in the restructuring provision.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalised where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognised in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

The book value of the obligation is regularly evaluated and updated to reflect new facts, changes in legal requirements and technological changes.

2 Summary of significant accounting policies (Continued)

Pensions

Pension arrangements are primarily based on a defined benefit system financed with funds which have been separated for this purpose from the equity of the company. In cases where the company is committed to make additional pension payments or where there is a deficit in the pension fund for which the company is liable, a provision is made.

The provision for pension liabilities is calculated based on the net present value according to actuary principles and on the actual salary level. Pension liabilities resulting from past performance are fully provided for. Liabilities with respect to back-service, originated by improved salary and pension arrangements, are added directly to the pension provision and accounted for in the income statement.

Contributions to pension arrangements based on a defined contribution system are accounted for in the year when they occur and are reported in the income statement.

Income taxes

Deferred income taxes are computed based on the difference between the amounts at which assets and liabilities are stated in the tax and commercial accounts. Deferred tax assets, including those related to temporary differences between tax and commercial accounts and those related to tax losses carried forward, are valued if their utilisation within the near future is probable or as far as they are compensated by deferred tax liabilities. The provision for deferred taxation is long-term in nature. The deferred tax assets and provision for deferred taxation are based on the comprehensive liability method of accounting for income taxes and are calculated using the tax rates applicable at the expected realisation date.

Liabilities and other obligations

Liabilities and other obligations, excluding accruals, are valued at face value.

Revenue recognition

Revenue is accounted for to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is accounted for:

Sale of goods

Revenue is accounted for when the significant risks and rewards of ownership of the goods have passed to the buyer.

Other income, costs and expenses

Other income, costs and expenses are allocated to the period to which they relate. Losses are accounted for in the period in which they are identified.

Share of minority interest in total assets

Negative minority interests are valued taken into account provisions for possible uncollectible negative minority interests.

Use of estimates

The preparation of the Financial Statements requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements in order to conform to generally accepted accounting principles. Actual results could differ from those estimates.

In thousands of Euro's unless stated otherwise

3 Intangible fixed assets

	2004			2003
	Goodwill	Development expenditure	Total Intangible fixed assets	Total Intangible fixed assets
Book value as per 1 January	38,091	764	38,855	30,084
Exchange differences	95	—	95	(743)
Acquisitions and fair value adjustments of acquisitions in previous years	3,020	40	3,060	13,482
Sales, disposals and other movements	(12,365)	(52)	(12,417)	—
Amortisation/impairment	(3,280)	(239)	(3,519)	(3,968)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**
Costs	45,001	2,531	47,532	56,794
Accumulated amortisation	(19,440)	(2,018)	(21,458)	(17,939)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**

Goodwill is amortised over ten to twenty years, using the straight-line method and based on expected return of the acquired asset. Capitalised development expenditure is amortised in four to five years using the straight-line method.

The movement in Goodwill resulting from the sale of Tango (EUR 12.4 million) is accounted for under Sales, disposals and other movements.

4 Tangible fixed assets

	2004						2003
	Land & buildings	Equipment	Vessels	Other fixed assets	Assets under construction	Total tangible fixed assets	Total tangible fixed assets
Book value as per 1 January	95,995	316,165	8,918	11,744	23,727	456,549	458,771
Exchange differences	686	736	—	(11)	(19)	1,392	(19,860)
Additions	862	13,240	462	2,091	40,430	57,085	58,130
Additions upon acquisition	—	—	—	—	—	—	20,881
Disposals	(4,170)	(33,727)	(13)	(3)	(21,612)	(59,525)	(397)
Reclassifications	145	29,871	—	(352)	(29,615)	49	—
Depreciation/impairment	(3,362)	(25,705)	(736)	(2,183)	(410)	(32,396)	(60,976)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**
Costs	100,388	440,258	14,854	24,077	12,911	592,488	593,487
Accumulated depreciation	(10,232)	(139,678)	(6,223)	(12,791)	(410)	(169,334)	(136,938)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**

An impairment charge of EUR 2.2 million on buildings and equipment (31 December 2003: EUR 30.2 million, for further details reference is made to note 27 of the Consolidated Financial Statements) is included under depreciation/impairment. The disposals in Tangible Fixed Assets mainly relate to the sale of Tango and the Dragon LNG project.

In thousands of Euro's unless stated otherwise

5 Financial fixed assets

	2004			2003
	Investment in associated companies	Other investments	Total financial fixed assets	Total financial fixed assets
Book value as per 1 January	7,668	11,602	19,270	18,650
Additions to existing investments	5,234	12	5,246	1,059
Disposals	—	(102)	(102)	(272)
Dividends received	(103)	(1,664)	(1,767)	(646)
Share in net result for the year	(1,071)	1,222	151	881
Exchange differences	(176)	2	(174)	(402)
Book value as per 31 December	**11,552**	**11,072**	**22,624**	**19,270**

6 Stocks

Stocks as per 31 December 2004 amount to EUR 211.7 million (31 December 2003: EUR 230.0 million) and pertain to goods for resale.

7 Other receivables, prepayments and accrued income

Other receivables as per 31 December 2004 include EUR 4.4 million which is long-term in nature (31 December 2003: EUR 8.1 million). Prepayments and accrued income relates primarily to prepayments, accrued interest and the unamortised portion of the issue costs of the Senior Notes and short-term credit facilities, of which EUR 1.9 million is long-term in nature (31 December 2003: EUR 2.3 million).

8 Cash at bank and in hand

As per 31 December	2004	2003
Current accounts with banks and cash in hand	84,699	50,611
Time deposits	62,345	8,443
	147,044	59,054

9 Bank overdrafts

As per 31 December 2004, stocks and trade debtors amounted to EUR 684.3 million (31 December 2003: EUR 669.9 million), of which a significant portion has been pledged as security for the group's bank overdrafts.

Towards the end of August, Petroplus has increased its USD 525 million Syndicated Working Capital Facility to USD 630 million, followed by a further increase to USD 673 million late November. The duration of the increase has been linked to the price development of crude oil. Following the decrease in oil prices in December, the Syndicated Working Capital Facility was lowered at the end of December to USD 630 million of which USD 540 million is committed in nature. ING Bank and Barclays Capital have the lead in the syndicate comprising of a total of six international banks. Within the conditions agreed with the syndicate, two covenants have been included: a Consolidated Tangible Net Worth and an interest coverage ratio. The syndicate of banks have a pledge on stocks and debtors that are financed through this Facility.

On 31 December 2004, Petroplus met the requirements of the Consolidated EBITDA, corrected for exceptional items, to Net Interest Expense covenant which must be equal or greater than 1.75 over a past period of 12 months. As per 31 December 2004, Petroplus did meet the required Consolidated

In thousands of Euro's unless stated otherwise

9 Bank overdrafts (Continued)

Tangible Net Worth covenant which needs to be equal or greater than EUR 175 million. As per the end of 2004 the Consolidated Tangible Net Worth amounted to EUR 199.7 million.

10 Short term borrowings from banks

As per 31 December 2004 and 31 December 2003 no assets have been pledged as security for short-term bank borrowings.

11 Other payables and accrued expenses

As per 31 December 2004 a total of EUR 9.8 million (31 December 2003: 10.0 million) of other payables and accrued expenses is long-term in nature. The other payables and accrued expenses relate primarily to accruals for personnel related expenses, general expenses, interest, invoices to receive, provisions for estimated subsequent payments related to acquired subsidiaries, prepayments and the remainder of the bond premium. Furthermore, the other payables and accrued expenses as per 31 December 2004 include EUR 67 million deferred income on the Dragon LNG transaction (for details reference is made to note 27 of the consolidated financial statements).

12 Long-term liabilities

Senior Notes

On 10 October 2000, Petroplus Funding BV (a wholly-owned finance subsidiary of Petroplus International NV) issued 10.5% Senior Notes in the amount of EUR 150 million. The notes will mature on 15 October 2010. On 15 February 2001 the Senior Notes were increased by EUR 75 million (issue 103.5%) resulting in a total outstanding amount of EUR 225 million. The bond premium received is allocated pro rata over the time remaining to maturity. As per 31 December 2004, the remaining amount of the bond premium was EUR 1.5 million (31 December 2003: EUR 1.8 million). This amount is recorded under Other payables and accrued expenses. These notes are fully and unconditionally guaranteed by Petroplus International NV and certain subsidiaries of Petroplus International NV.

The balance of the outstanding Senior Notes on 31 December 2004 amounts EUR 223.0 million (31 December 2003: EUR 223.0 million). The notes are unsecured obligations of Petroplus Funding BV and rank equal in right of payment to all existing and future senior unsecured obligations of Petroplus Funding BV. The notes are listed on the Luxembourg Stock Exchange. The conditions of the obligation do not include covenants regarding rating requirements or accelerated redemption. An interest coverage ratio covenant exists in the Senior Notes contract that limits Petroplus' freedom to conduct large investments and/or payment of dividend when certain financial ratios are not met. As per December 31, 2004 Petroplus did meet this covenant.

Per December 2004 a public offer on the Senior Notes was made by RIVR Acquisition B.V. For details reference is made to the Other information, Subsequent events.

Other long-term liabilities (including repayment obligations)

	2004	2003
As per 31 December		
Debts < 1 year	839	2,915
Debts 1 year–< 5 years	1,037	1,508
Debts > 5 years	104	174
	1,980	4,597

In thousands of Euro's unless stated otherwise

12 Long-term liabilities (Continued)

Securities on total outstanding long-term liabilities as per 31 December 2004 amount to EUR 2.0 million (31 December 2003: EUR 4.6 million) and consist of: mortgages with a nominal value of EUR 12.4 million on certain tank terminals, buildings of German and Dutch subsidiaries, and vessels of Dutch subsidiaries.

The short-term portion of long-term loans amount of EUR 0.8 million as per 31 December 2004 (31 December 2003: EUR 2.9 million), is classified under Current liabilities. Other long-term liabilities with a due date five years after the balance sheet date amount to EUR 0.1 million (31 December 2003: EUR 0.2 million).

EUR 1.1 million (31 December 2003: EUR 2.9 million) of the long term loans are based on a fixed interest rate and EUR 0.9 million (31 December 2003: EUR 1.7 million) are based on a variable interest rate.

The average interest rate on long-term loans as per 31 December 2004 was 10.44% as per annum (31 December 2003: 10.37%).

13 Provisions for liabilities and charges

Provisions are long-term in nature, except for the restructuring provision.

	1/1/2004	Additions	Withdrawals	Exchange differences	12/31/2004
Pensions	5,167	618	(1,020)	(1)	4,764
Deferred taxes	13,413	1,724	(1,601)	16	13,552
Restructuring costs	5,614	—	(2,064)	—	3,550
Environmental	3,938	288	(854)	(1)	3,371
	28,132	2,630	(5,539)	14	25,237

14 Minority shares

	2004	2003
Balance as per 1 January	(3,197)	(726)
Acquisition and fair value adjustments	10	(512)
Dividend	(192)	(89)
Disposal	2,139	—
Exchange differences	(34)	(79)
Share in Group result	1,214	(1,791)
Balance as per 31 December	(60)	(3,197)

The disposal of minority shares includes additions to provisions for uncollectible negative minority interests.

15 Shareholders' equity

Reference is made to note 8 in the Parent Company Financial Statements for details on shareholder's equity.

16 Contingent liabilities

The management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss. Total contingent liabilities as

In thousands of Euro's unless stated otherwise

16 Contingent liabilities (Continued)

per 31 December 2004 relate to guarantees and letters of credit for an amount of EUR 617 million (31 December 2003: EUR 575 million).

The requirement for remediation and the related costs are difficult to estimate. However, in accordance with the Group's accounting policies, estimated costs of possible environmental obligations have been included in the Consolidated Financial Statements. Petroplus does not expect that future costs will have a material effect on the Group's financial position or liquidity.

17 Commitments

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers, office machines and operating filling stations. The total non-cancellable commitments as per 31 December 2004 are as follows:

< 1 year	10,429
1 – 5 years	6,678
> 5 years	1,362
Total commitments	**18,469**

18 Cost of sales

	Notes	2004	2003
Purchase cost and related expenses		6,040,618	5,914,961
Personnel expenses	21	43,710	42,699
Amortisation/depreciation of sales related assets	3, 4, 24	28,132	54,551
Other operating expenses	22	33,980	50,136
		6,146,440	6,062,347

19 Selling expenses

	Notes	2004	2003
Personnel expenses	21	38,024	35,627
Amortisation/depreciation of marketing related assets	3, 4, 24	5,995	3,365
Other operating expenses	22	24,900	32,270
		68,919	71,262

20 General and administrative expenses

	Notes	2004	2003
Personnel expenses	21	7,272	7,881
Amortisation/depreciation of other assets	3, 4, 24	937	3,380
Other operating expenses	22	489	402
		8,698	11,663

In thousands of Euro's unless stated otherwise

21 Personnel expenses

	2004	2003
Salaries and bonuses	75,852	73,410
Social charges	8,446	8,005
Pension costs	4,708	4,792
	89,006	86,207

22 Other operating expenses

	2004	2003
Other operating expenses	59,369	82,808

The decrease of the operating expenses of EUR 23.4 million is mainly caused by the restructuring of the Antwerp refinery and the sale of Tango.

23 Number of employees

	2004	2003
Average number of employees per Division		
Refining	476	475
Marketing	314	343
Logistics	139	139
Other Activities	150	155
	1,079	1,112

The average number of employees of the consolidated entities in 2004 was 1,079 (2003: 1,112). The absolute number of employees of the consolidated entities as per 31 December 2004 was 1,021 (31 December 2003: 1,135). This reduction is mainly the result of restructuring at the Antwerp refinery and sale of Tango.

24 Amortisation/depreciation intangible and tangible fixed assets

	Notes	2004	2003
Amortisation of intangible fixed assets	3	(3,519)	(3,968)
Depreciation of tangible fixed assets	4	(32,396)	(60,976)
Release of negative goodwill from revaluation reserve	15	851	3,648
		(35,064)	(61,296)

The depreciation of tangible fixed assets has decreased significantly due to the impairment of assets of the Antwerp refinery in 2003. The release of negative goodwill from the revaluation reserve in 2003 included EUR 2.4 million related to the fixed assets of the Antwerp refinery (further details on the impact of this restructuring on the financial statements are included in note 27).

In thousands of Euro's unless stated otherwise

25 Share in result of participating interests

	2004			2003
	Participations	Other Investments	Total	Total
Result for the year	413	1,223	1,636	881
Impairment	(1,485)	—	(1,485)	(1,611)
	(1,072)	1,223	151	(730)

26 Income tax on ordinary activities

Income taxes are calculated taking into account available tax losses carried forward. The Company forms part of a fiscal unity for Dutch income tax purposes, and as such is jointly and severally liable for the liabilities of the fiscal unity as a whole.

Substantial tax losses amounting to approximately EUR 181 million exist within the Group. These have not been fully valued for some fiscal entities, since their utilisation within a three to five year period is not probable. The net tax losses carried forward which remain unvalued equate to EUR 151 million (31 December 2003: approximately EUR 132 million). These losses primarily relate to group companies in Belgium, Germany and The Netherlands.

Tax on results on ordinary activities

Tax on income for the year ended 31 December 2004 amounts to EUR 1.4 million (31 December 2003: EUR 2.9 million). The result on ordinary activities before tax is comprised as follows:

	2004	2003
The Netherlands	14,050	(12,503)
Foreign	37,396	(50,580)
Income/(loss) before income taxes	**51,446**	**(63,083)**

The components of income tax are as follows:

	2004	2003
The Netherlands		
Current taxes	202	225
Deferred taxes	(329)	157
	(127)	382
Foreign		
Current taxes	(666)	(461)
Deferred taxes	2,231	2,995
	1,565	2,534
Income tax	**1,438**	**2,916**

Petroplus' operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 0% to 40%. This causes a difference between the weighted average statutory income tax rate and Dutch statutory income tax rate of 34.5%.

In thousands of Euro's unless stated otherwise

26 Income tax on ordinary activities (Continued)

The reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

	2004 %	2003 %
Weighted average statutory income tax rate	21.9	25.5
Tax effect of:		
Unrecognised loss carried forward/timing differences	(19.1)	(30.1)
Effective tax rate	**2.8**	**(4.6)**

27 Exceptional items

Exceptional items 2004

Effectively on the 1st of March, Petroplus completed the sale of Tango, its chain of unmanned petrol stations, to Kuwait Petroleum. On this transaction, a book profit of EUR 46 million is included in the Income Statement under Other Income.

In December, Petroplus signed agreements with its partners in Dragon LNG to develop a GBP 250 million LNG import terminal. Together with this agreement, Petroplus transferred 80% of its ownership in Dragon LNG. This transaction is scheduled to close in the second quarter of 2005. Hence, the book profit (approximately GBP 47 million, EUR 67 million) is recorded as deferred income as per 31 December 2004 and accounted for under Other payables and accrued expenses.

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables for which a provision of EUR 7.1 million had been recognised. During 2004, following extensive negotiations, Petroplus managed to receive an amount of USD 5.8 million. Consequently, management decided to release EUR 4.5 million of the provision through the 2004 Income Statement.

Exceptional items 2003

On 22 August 2003, the company announced the restructuring and impairment of assets of the Antwerp refinery. Consequently, the following exceptional items have been recorded in the 2003 income statement:

	2003
Impairment tangible fixed assets	30.2
Release negative goodwill	(2.4)
Restructuring expenses	10.4
	38.2

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables. In relation to these receivables a provision of EUR 7.1 million has been recognised which is accounted for in the 2003 income statement.

28 Cash flow statement

General

The indirect method, used to compile the cash flow statement, is based on the income statement and the other movements between the opening and closing balance sheet. Cash at bank and in hand

In thousands of Euro's unless stated otherwise

28 Cash flow statement (Continued)

consists of cash and bank overdrafts. Movements in the balance sheet, which have not resulted in any actual cash flow, such as translation differences and value adjustments, are not included in the cash flow statement. Movements in working capital resulting from the acquisition of consolidated interests are included in investing activities.

Interest paid and received are included in the cash flow from operating activities.

Analysis of net cash

Analysis of net cash		
Cash at bank and in hand as per 31 December 2003	59,054	
Bank overdrafts as per 31 December 2003	(159,187)	
Net cash as per 31 December 2003		(100,133)
Cash at bank and in hand as per 31 December 2004	147,044	
Bank overdrafts as per 31 December 2004	(137,885)	
Net cash as per 31 December 2004		9,159
Increase net cash in 2004		109,292

The net cash proceeds of the sale of Tango and the Dragon LNG transaction are accounted for under net cash from investing activities.

29 Segmentation by division

	Marketing	Refining	Logistics	Other activities	Total
31 December 2004					
Net sales	6,165,940	2,034,814	37,366	193,065	8,431,185
Net sales third parties	6,013,138	26,888	28,483	192,140	6,260,649
Net sales inter group	152,802	2,007,926	8,883	925	2,170,536
Operating (loss)/income	28,053	10,412	5,758	38,562	82,785
Total book value assets	662,521	420,242	137,834	188,991	1,409,588
Total net liabilities	580,311	175,417	26,433	376,444	1,158,605
Total investment in intangible/tangible assets	6,418	31,852	20,197	1,678	60,145
Total acquisitions; tangible fixed assets	—	—	—	—	—
Total depreciation/amortisation expenses/special write down	4,453	22,214	4,207	4,190	35,064
Total share in result participations	793	—	1,222	(1,864)	151
Book value participations	9,762	—	10,434	2,428	22,624

In thousands of Euro's unless stated otherwise

29 Segmentation by division (Continued)

	Marketing	Refining	Logistics	Other activities	Total
31 December 2003					
Net sales	7,105,135	1,916,117	35,102	147,733	9,204,087
Net sales third parties	5,959,110	—	26,014	127,529	6,112,653
Net sales inter group	1,146,025	1,916,117	9,088	20,204	3,091,434
Operating (loss)/income	(2,447)	(27,925)	9,410	(11,657)	(32,619)
Total book value assets	702,655	384,256	147,925	72,406	1,307,242
Total net liabilities	620,437	191,370	18,813	275,016	1,105,636
Total investment in intangible/tangible assets	16,059	26,674	13,298	15,581	71,612
Total acquisitions; tangible fixed assets	434	20,447	—	—	20,881
Total depreciation/amortisation expenses/special write down	6,911	45,832	3,997	4,556	61,296
Total share in result participations	694	—	1,046	(2,470)	(730)
Book value participations	8,967	—	10,966	(663)	19,270

30 Geographical segmentation

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2004						
Net sales third parties	1,052,695	3,273,427	1,386,244	23,060	525,223	6,260,649
Total book value assets	342,781	561,646	435,297	2,350	67,514	1,409,588
Total investments intangible/tangible fixed assets	7,403	35,198	17,359	—	185	60,145

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2003						
Net sales third parties	1,151,362	2,793,619	1,127,755	138,897	901,020	6,112,653
Total book value assets	234,624	540,813	419,216	1,953	110,636	1,307,242
Total investments intangible/tangible fixed assets	26,158	44,662	19,654	—	2,019	92,493

31 Financial and commodity instruments

The financial results of Petroplus can be influenced by fluctuations of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Risks of oil price changes

Crude and oil products are subject to significant price fluctuations and the related streams and stocks within Petroplus are significant. The company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The company utilises several commodity instruments to hedge these risks.

Under the new refinery margin hedge program, a large portion of the output of the refineries is hedged through cash flow hedges (crack spreads), in order to secure a positive refining margin.

As per 31 December 2004, the (unrealised) fair value of these crack spreads was EUR 14.9 million positive (31 December 2003: EUR 7.0 million negative), of which EUR 2.8 million is hedged paper positions and EUR 12.1 million physical forward positions traded on a crack basis. The value of these

Petroplus International B.V.

Notes to the Consolidated Financial Statements (Continued)

In thousands of Euro's unless stated otherwise
As per 31 December 2004

31 Financial and commodity instruments (Continued)

hedges, which are actually short- to medium-term in nature, represents merely a snapshot of their valuation on the balance sheet date.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. The estimated fair value of these instruments approximates to their book value. The risks related to foreign investments are not hedged.

Interest risks

Petroplus from time to time hedges its interest rate risks, inherent in external debts, with a variable interest rate. On 31 December 2004, no hedges were outstanding (31 December 2003: USD 5.0 million).

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. In the Logistics Division, the risk of bad debts is very small and in most cases Petroplus has a right of retention on the goods stored. Additionally, the counter parties using the services are frequently large and financially sound parties. To strengthen its assessment policy and procedures even further, Petroplus set up a Corporate Credit Committee in the first quarter of 2003.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus has taken out a comprehensive company-wide insurance cover. Damages as a consequence of business interruption are not included in the insurance cover.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates to the fair value.

The fair value of the 10.5% senior notes in the total amount of EUR 225 million as per 31 December 2004 was 104.5% (31 December 2003: 87.5%).

Index to the Interim Condensed Combined Financial Information

Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005 .... F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 .... F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 .... F-87
Notes to the Interim Condensed Combined Financial Information F-88

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED COMBINED FINANCIAL REPORTING OF PETROPLUS INTERNATIONAL B.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed combined financial reporting for the six months ended June 30, 2006 and June 30, 2005 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This interim condensed combined financial reporting has been prepared for inclusion in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland and is set out on pages F-84 to F-98 in this Offering Circular. The interim condensed combined financial reporting has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed combined financial reporting on the basis of preparation set out in Note 1 to the interim condensed combined financial reporting. Our responsibility is to express a conclusion on the interim condensed combined financial reporting based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim condensed financial information consists of making inquiries, primarily of persons resonsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed combined financial reporting is not prepared, in all material respects, in accordance with the basis of preparation set out in Note 1.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.

Interim Condensed Combined Income Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue	10	$3,171.9	$2,621.1
Material costs	12	2,974.2	2,658.7
Personnel expenses		50.1	41.4
Operating expenses		35.4	30.6
Depreciation and impairment		19.6	18.1
Other administrative expenses		18.8	16.1
Operating income/(loss)		**73.8**	**(143.8)**
Financial income		13.9	4.7
Financial expense	12	1.8	(53.0)
Foreign currency exchange losses		(0.9)	(0.3)
Share of loss from equity investments		(0.2)	—
Net income/(loss) before income taxes		**88.4**	**(192.4)**
Income tax (expense)/benefit	7	(18.2)	25.2
Net income/(loss)		**$ 70.2**	**$ (167.2)**
Attributable to:			
Equity holders of the parent		$ 70.2	$ (167.2)
Minority interests		—	—
		$ 70.2	$ (167.2)

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Balance Sheets

At June 30, 2006 and December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Non-current assets			
Intangible assets		$ 20.2	$ 11.6
Property, plant and equipment	3	959.5	426.0
Investments in associates		0.4	0.4
Financial assets available for sale		1.9	1.8
Deferred tax asset		7.6	7.8
Other financial assets	11	324.9	251.2
Total non-current assets		**1,314.5**	**698.8**
Current assets			
Inventories	4	824.9	481.7
Trade debtors, net		401.7	438.6
Other receivables and prepayments	11	262.8	219.2
Taxes other than company income taxes		2.8	2.0
Company income tax		1.0	0.8
Derivative financial instruments	11	226.2	285.4
Cash and short-term deposits	5, 11	101.3	62.7
Total current assets		**1,820.7**	**1,490.4**
Total assets		**$3,135.2**	**$2,189.2**
Non-current liabilities			
Interest bearing loans and borrowings	6, 11	709.8	364.3
Investment grants		5.3	—
Employee benefits liability	8	34.1	22.5
Deferred tax liability		121.4	11.5
Provisions for liabilities and charges		24.0	2.3
Total non-current liabilities		**894.6**	**400.6**
Current liabilities			
Interest bearing loans and borrowings	6, 11	637.2	151.5
Trade creditors		502.4	651.4
Taxes other than company income taxes		194.0	222.9
Company income tax		8.1	5.4
Derivative financial instruments	11	399.5	485.2
Other payables and accrued expenses		159.8	131.0
Total current liabilities		**1,901.0**	**1,647.4**
Shareholders' equity			
Minority shares		0.4	0.4
Equity attributable to shareholders of the parent		339.2	140.8
Total equity		**339.6**	**141.2**
Total liabilities and shareholders' equity		**$3,135.2**	**$2,189.2**

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Operating activities			
Net income/(loss)		$ 70.2	$(167.2)
Adjustments to reconcile net income/(loss):			
Depreciation of property, plant and equipment		19.6	18.1
Share-based payments	9	—	1.0
Change in provisions		14.1	(26.2)
Changes in working capital:			
Decrease in trade debtors and other receivables		158.7	33.7
Increase in inventories		(26.8)	(174.6)
(Decrease)/increase in derivative financial instruments		(33.4)	239.8
(Decrease)/increase in trade creditors, other payables and accrued expenses		(402.5)	38.1
Interest paid		(26.2)	(17.1)
Interest received		13.9	4.6
Income taxes received		1.4	1.7
Net cash used in operating activities		**(211.0)**	**(48.1)**
Investing activities			
Acquisition of subsidiary, net	2	(429.2)	—
Investment in property, plant and equipment	3	(21.9)	(23.2)
Net cash used in investing activities		**(451.1)**	**(23.2)**
Financing activities			
Shareholders' contribution (disposal of non-core entities)		157.3	31.3
Repurchase of share options		—	3.3
Increase in short term borrowings		286.3	158.7
Debt repayments		(25.7)	(381.7)
Debt issues		265.5	190.0
Net cash provided by financing activities		**683.4**	**1.6**
Net cash flow		**21.3**	**(69.7)**
Net foreign exchange differences		17.3	(15.9)
Movement in cash and short-term deposits		**38.6**	**(85.6)**
Balance as per January 1,		62.7	139.9
Balance as per June 30,		**$ 101.3**	**$ 54.3**

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	Attributable to equity holders of the parent: Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(9.7)		(9.7)		(9.7)
Net loss recognised directly into equity		—	—	(9.7)	—	(9.7)	—	(9.7)
Net loss for the period					(167.2)	(167.2)		(167.2)
Total recognised income and expense for the period		—	—	(9.7)	(167.2)	(176.9)	—	(176.9)
Shareholders' contribution (disposal of non-core entities)	1				31.3	31.3		31.3
Share-based payments	9				1.0	1.0		1.0
Repurchase of outstanding stock options	9				(3.3)	(3.3)		(3.3)
Balance as per June 30, 2005		$1.5	$230.4	$ 6.0	$(146.5)	$ 91.4	$0.3	$ 91.7
Balance as per January 1, 2006		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2
Translation adjustment				13.4		13.4		13.4
Net income recognised directly into equity		—	—	13.4	—	13.4	—	13.4
Net income for the period					70.2	70.2		70.2
Total recognised income and expense for the period		—	—	13.4	70.2	83.6	—	83.6
Shareholders' contribution (disposal of non-core entities)	1				114.8	114.8		114.8
Balance as per June 30, 2006		$1.5	$230.4	$ 1.6	$ 105.7	$ 339.2	$0.4	$ 339.6

See notes to interim condensed combined financial information

Petroplus International B.V.

Notes to the Interim Condensed Combined Financial Information

For the Six Months Ended and as of June 30, 2006 and 2005

1 Business and basis of preparation for the interim condensed combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products, primarily through wholesale marketing. Petroplus owns and operates three refineries; BRC (Belgium) which was acquired on May 31, 2006, Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity of approximately 295,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities in Europe.

Basis of preparation

The interim condensed combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standard IAS 34, *Interim Financial Reporting* with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Interim condensed combined financial information" section.

The interim condensed combined financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's combined financial information as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed combined financial information are consistent with those followed in the preparation of the Company's combined financial information for the year ended December 31, 2005.

All amounts included in the interim condensed combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

Interim condensed combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the periods ended as of the dates stated.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until the time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the

1 Business and basis of preparation for the interim condensed combined financial information (Continued)

performance of the core business in terms of income statement and balance sheet for the six months ended and as of June 30, 2006 and 2005.

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to equity:

	June 30, 2006	June 30, 2005
Tankstorage facilities*	$ (7.3)	$ —
Milford Haven*	123.3	—
SBI Holding	—	11.4
SPMR	—	15.7
NSP	—	3.0
UK cards business**	—	—
Others	(1.2)	1.2
Total	$114.8	$31.3

* Upon the sale of the tankstorage facilities in Milford Haven and in Germany a total amount of USD 150.8 million was received in cash. The net proceeds amounted to USD 116.0 million (Milford Haven USD 123.3 million gain and Germany USD 7.3 million loss).

** USD 7.7 million cash was received related to the sale of the UK card business in the first half of 2006 but the sale was recorded in the year ended December 31, 2005.

IFRS (specifically, IAS 27) does not provide for exclusion of certain subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein therefore does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical interim condensed combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles are further described in the 2005 Combined Financial Information.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The interim condensed combined financial information was authorized for issuance by the Board of Directors of Petroplus International B.V. on October 6, 2006.

2 Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprises the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized the purchase price allocation will be adjusted at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

2 Acquisition of European Petroleum Holdings N.V. (Continued)

Purchase consideration:

Purchase price	$506.8
Fees	4.4
Total purchase consideration	$511.2

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	$ 511.2	$261.7

Since May 31, 2006, EPH has contributed USD 5.9 million of net income to the Company for the six months ended June 30, 2006.

If the Company had acquired EPH as of January 1, 2006 the total revenues for the six months ended June 30, 2006 would have been approximately USD 1.3 billion higher and the total net income for the six months ended June 30, 2006 would have been approximately USD 47.0 million higher.

3 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 21.9 million (2005: USD 23.2 million), excluding property, plant and equipment acquired through a business combination (see Note 2). There were no significant property, plant and equipment disposals during the six months ended June 30, 2006 and 2005. There were no impairments or reversal of past impairments on property, plant and equipment during the six months ended June 30, 2006 and 2005.

There were no significant commitments for the purchase of additional property, plant and equipment as of June 30, 2006.

4 Inventories

There was no write-down of inventories for the six months ended June 30, 2006 and 2005.

5 Cash and short-term deposits

For the purposes of the interim combined cash flow statement, cash and short-term deposits for the six months ended June 30, 2006, June 30, 2005 and as of December 31, 2005 were as follows:

	June 30, 2006	June 30, 2005	December 31, 2005
Cash	$ 37.8	$28.7	$ 0.8
Short-term deposits	63.5	25.6	61.9
Cash and short-term deposits	$101.3	$54.3	$62.7

6 Interest bearing loans and borrowings

	June 30, 2006	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 23.2	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	113.0	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	88.9	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	24.6	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	238.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	94.8	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	125.5	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$708.5			
Senior Debt (at amortised cost)	$682.7			see above
Finance lease obligation	27.1	5.12%		
Total non current	$709.8			
Current				
Credit facility	$577.7	varies		EURO
Current portion of Senior Debt	6.3	varies		EURO/CHF
Revolving facility	50.2	EURIBOR + 2.50%		USD
Finance lease obligation	3.0	5.12%		
Total current	$637.2			

6 Interest bearing loans and borrowings (Continued)

	December 31, 2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	$364.3			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CHF
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	$151.5			

7 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$ (7.9)	$(1.4)
Adjustments in respect to current income tax of previous years	—	—
Deferred Income tax		
Related to origin and reversal of temporary differences	(10.3)	26.6
Income tax (expense)/benefit	$(18.2)	$25.2
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

8 Employee benefit plans

The group has four defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds. The increase in the employee benefit liability of USD 11.6 million is due primarily to the acquisition of EPH which has its own defined benefit pension plan for its Belgium subsidiaries and an early retirement scheme.

9 Stock Option Plans

During the six months ended June 30, 2005 all of the Company's shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equalled the USD 11.20 (EUR 9.00) per share cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) per share settlement payment per option. In total USD 3.3 million was paid to management and personnel. Under IFRS this is regarded as an acceleration of the vesting. Total expense for share-based compensation plans for the six months ended June 30, 2005 was USD 1.0 million. No further share options are outstanding or have been issued.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The Company is not a seasonal business and as such the additional disclosures required for highly seasonal businesses under IAS 34 are not applicable.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30,	
	2006	2005
Switzerland	$1,260.0	$ 972.8
United Kingdom	932.1	881.5
The Netherlands	229.8	130.3
Germany	229.3	115.3
Rest of the world	520.7	521.2
Total revenues	$3,171.9	$2,621.1

11 Financial instruments

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments, that are included in the interim condensed combined financial information.

	June 30,		December 31,	
	2006	2006	2005	2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Other financial assets	$ 324.9	$ 324.9	$251.2	$251.2
Other receivables and prepayments	$ 262.8	$ 262.8	$219.2	$219.2
Derivative financial instruments:				
Refining margin hedges	$ 111.5	$ 111.5	$ 54.1	$ 54.1
Product hedges	86.3	86.3	229.5	229.5
Foreign exchange hedges	22.2	22.2	0.9	0.9
Interest hedges	5.3	5.3	0.9	0.9
Other hedges	0.9	0.9	—	—
Derivative financial instruments	$ 226.2	$ 226.2	$285.4	$285.4
Cash and short-term deposits	$ 101.3	$ 101.3	$ 62.7	$ 62.7
Financial liabilities				
Interest bearing loans and borrowings	$1,347.0	$1,347.0	$515.8	$515.8
Derivative financial instruments:				
Refining margin hedges	$ 116.0	$ 116.0	$ 97.6	$ 97.6
Product hedges	278.0	278.0	377.3	377.3
Foreign exchange hedges	—	—	9.6	9.6
Interest hedges	—	—	0.7	0.7
Other hedges	5.5	5.5	—	—
Derivative financial instruments	$ 399.5	$ 399.5	$485.2	$485.2

12 Additional income statement disclosures

Material costs

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the six months ended June 30, 2006 the Company recorded a gain of USD 60.5 million (2005: loss of USD 131.3 million) for the commodity instruments.

Financial expense

	For the six months ended June 30,	
	2006	2005
Interest on long term liabilities	$(12.7)	$ (9.9)
Buy back High Yield Bond	—	(22.9)
Net interest paid/(received) on working capital	(9.2)	(3.6)
Letter of credit charges, commission fees & other finance charges	(8.0)	(6.0)
Foreign currency hedges	30.1	(8.9)
Interest hedges	4.9	—
Finance charges payable under finance leases	(0.7)	(0.9)
Miscellaneous interest expense	(2.6)	(0.8)
Total financial expense	$ 1.8	$(53.0)

13 Related parties

The Group has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As these statements are presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation. Under the combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into and balances with related parties for the relevant financial period:

		For the six months ended June 30,		As of the period ended June 30, and December 31,	
		Sales to related parties	Purchases to related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2006	$ —	$ —	$324.9	$ —
	2005	$ —	$ —	$251.2	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2006	$126.9	$111.9	$ 9.9	$142.1
	2005	$ 44.8	$ 89.8	$ 32.5	$111.2

Transactions with parent company

RIVR is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 Petroplus International granted RIVR a loan which amounted to USD 251.2 million at December 31, 2005. The interest on this loan amounts USD 8.0 million for the six months ended June 30, 2006 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.6 million for the six months ended June 30, 2006 and 2005.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

13 Related parties (Continued)

Compensation of key management personnel

	For the six months ended June 30, 2006	2005
Short term employee benefits	$1.4	$1.0
Profit sharing and bonus related payments	2.6	2.7
Post-employment pension and medical benefits	0.1	0.1
Contributions to defined contribution plans	—	—
Share-based payments	—	0.4
Total compensation of key management personnel	$4.1	$4.2

Total compensation to key personnel excludes the costs of personnel not related to the core business of the Company. The costs have been excluded from the results and treated as recharged income from related parties. All outstanding exercisable option rights in relation to options granted to key personnel have been cancelled and settled during 2005.

14 Subsequent events

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels. The Company expects this transaction to close in 2007.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure our group by selling our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;

14 Subsequent events (Continued)

- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding our stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties well negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend

14 Subsequent events (Continued)

distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR International B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR International B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report	F-100
Consolidated Income Statements for the Years Ended December 31, 2005 and 2004	F-101
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-102
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004	F-103
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-104
Notes to the Consolidated Financial Statements	F-105
Schedules	F-140

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We have audited the consolidated financial statements for the years ended December 31, 2005 and 2004 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). The consolidated financial statements have been prepared for inclusion in this Offering Circular on pages F-101 to F-145 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and a fair view of the financial position of the Company as at December 31, 2005 and 2004 and of the result and the cash flows for the years then ended in accordance with International Financial Reporting Standards.

Rotterdam, September 29, 2006

for Ernst & Young Accountants



G.A.M. Aarnink

■ Ernst & Young Accountants is a partnership of private limited liability companies ('professional corporations'), established in Rotterdam.
Our services are subject to general terms and conditions, which contain a limitation of liability clause.

European Petroleum Holdings N.V.
Consolidated Income Statements
For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Revenue	7	$2,267.4	$1,748.2
Materials costs	7	2,039.8	1,585.6
Personnel expenses	7	28.9	25.5
Operating expenses	7	32.5	23.9
Depreciation and amortisation	7	14.2	15.0
Other administrative expenses	7	5.1	7.1
Operating income		**146.9**	**91.1**
Financial income	7	0.9	0.3
Financial expense	7	(3.2)	(1.9)
Foreign currency exchange losses		(5.7)	(8.3)
Net income before tax		**138.9**	**81.2**
Income tax benefit/(expense)	8	4.7	(1.7)
Net income		**$ 143.6**	**$ 79.5**

European Petroleum Holdings N.V.
Consolidated Balance Sheets
As of December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Assets			
Intangible assets	11	$ 8.1	$ 4.5
Property, plant and equipment	10	149.1	158.6
Deferred tax asset	8	5.0	—
Total non-current assets		**162.2**	**163.1**
Inventories	12	281.7	109.5
Trade debtors and other receivables	13	138.8	94.8
Securities	14	0.2	0.2
Company income tax		0.4	—
Derivative financial instruments	15	2.4	12.9
Cash and short-term deposits	16	88.4	43.6
Total current assets		**511.9**	**261.0**
Total assets		**$674.1**	**$424.1**
Liabilities and Shareholders' Equity			
Non-current liabilities			
Interest-bearing loans and borrowings	18	$ 14.1	$ 15.4
Employee benefits	19	10.0	10.5
Deferred tax liabilities	8	0.4	—
Investment grants	21	4.4	2.0
Provisions	20	19.9	28.1
Total non-current liabilities		**48.8**	**56.0**
Short-term borrowings	24	112.5	—
Interest-bearing loans and borrowings	18	10.2	47.0
Trade creditors and other payables	22	301.3	147.6
Company income tax		—	0.2
Derivative financial instruments	15	2.4	1.6
Total current liabilities		**426.4**	**196.4**
Equity			
Equity attributable to shareholders' of the parent	17	198.9	171.7
Total equity		**198.9**	**171.7**
Total liabilities and shareholders' equity		**$674.1**	**$424.1**

European Petroleum Holdings N.V.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Cash flows from operating activities			
Net income		$ 143.6	$ 79.5
Adjustments for:			
Depreciation of property, plant and equipment	7	13.6	14.4
Amortisation of intangible assets	7	0.9	0.8
Amortisation of investment grants received	7	(0.3)	(0.2)
Changes in provisions	20	(4.8)	0.4
Income taxes (benefit)/expense	8	(4.7)	1.7
Financial income and expense	7	2.3	1.6
Changes in working capital			
(Increase)/decrease in inventories		(173.0)	29.7
Increase in receivables		(45.4)	(8.2)
Increase/(decrease) in liabilities		64.8	(20.5)
Increase/(decrease) in derivative financial instruments		11.3	(8.8)
Interest paid		(2.3)	(1.6)
Income taxes paid		(0.9)	(1.7)
Net cash provided by operating activities		5.1	87.1
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired	6	(4.9)	—
Acquisition of property, plant and equipment	10	(23.1)	(27.6)
Acquisition of intangibles	11	(1.3)	(2.0)
Net cash used in investing activities		(29.3)	(29.6)
Cash flows from financing activities			
Loans obtained		0.9	7.7
Repayment of loans		(39.5)	—
Increase/(decrease) of bank overdraft		112.5	(51.9)
Dividends paid		(3.5)	—
Net cash provided by (used in) financing activities		70.4	(44.2)
Net increase in cash and cash equivalents		46.2	13.3
Cash and cash equivalents at January 1,		43.6	29.8
Effect of exchange rate fluctuations		(1.4)	0.5
Cash and cash equivalents at December 31,		$ 88.4	$ 43.6

European Petroleum Holdings N.V.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2004	$49.0	$ 0.1	$ —	$ 37.7	$ 86.8
Translation differences	—	—	5.4	—	5.4
Reclassification	—	0.3	—	(0.3)	—
Net income recognised directly into equity	—	0.3	5.4	(0.3)	5.4
Result for the year	—	—	—	79.5	79.5
Total recognised income and expense for the period	—	0.3	5.4	79.2	84.9
Balance at December 31, 2004	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Balance at January 1, 2005	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Translation differences	—	—	(11.9)	—	(11.9)
Reclassification	—	(0.1)	—	0.1	—
Net income recognised directly into equity	—	(0.1)	(11.9)	0.1	(11.9)
Result for the year	—	—	—	143.6	143.6
Total recognised income and expense for the period	—	(0.1)	(11.9)	143.7	131.7
Dividends paid to shareholders	—	—	—	(4.5)	(4.5)
Dividends declared	—	—	—	(100.0)	(100.0)
Balance at December 31, 2005	$49.0	$ 0.3	$ (6.5)	$ 156.1	$ 198.9

1 Business and basis of preparation

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. Since December 2004, 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda ("SHL"). The ultimate controlling party until May 31, 2006 was The Rappaport Family Trust, Hamilton, Bermuda. Until December 31, 2005, no consolidated financial statements were prepared at a level higher than EPH.

The consolidated financial statements of the Company for the year ended December 31, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

These consolidated financial statements were authorised for issue by the directors on August 30, 2006.

Basis of preparation

The consolidated financial statements of the Company have been prepared on a historical cost basis, except for derivative financial instruments and securities which have been measured at fair value. The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS").

All amounts included in the consolidated financial statements and notes are presented in U.S. dollars ("USD") and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

The accounting policies set out below have been applied consistently by all Company entities to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at January 1, 2004 for the purposes of the transition to IFRS.

2 Effects of the adoption of IFRS

The Company has applied IFRS 1 in accordance with International Financial Reporting Standards ("IFRS") 1 *First-time adoption of International Financial Reporting Standards*, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, which is the year ended December 31, 2005. Those accounting policies should comply with each IFRS effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- assume cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognize all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

In accordance with IFRS 1, reconciliations are provided between previously presented 2005 annual report and to IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I.

The accounting principles which are in accordance with IFRS are included in Note 4.

3 Summary of significant judgements and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management

3 Summary of significant judgements and estimates (Continued)

periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised gains or losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Translation of foreign currencies

The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. Each entity in the company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.23
1 CHF	$0.81	$0.80
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

4 Summary of significant accounting policies (Continued)

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Securities

Investments in securities are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. Fair value is the quoted bid price at the balance sheet date.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other

4 Summary of significant accounting policies (Continued)

assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Other intangible assets

Other intangible assets, including licenses and software, that are acquired by the Company are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill is recognised in the income statement and is expensed as incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. Goodwill is systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Licenses	10 years
Software	5 years

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as

4 Summary of significant accounting policies (Continued)

the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	40 years
Machines & Equipment	5 - 12 years
Other assets	5 - 10 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

4 Summary of significant accounting policies (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

Interest rate swaps

The Company may use interest rate swaps at certain time to fix the variable interest rates on its working capital facilities.

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the consolidated income statement. Interest rate swaps and currency hedges are recorded to financial expense on the consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

4 Summary of significant accounting policies (Continued)

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For

4 Summary of significant accounting policies (Continued)

investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

4 Summary of significant accounting policies (Continued)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of trade debtors and other receivable or trade creditors and other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only with the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal

requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates a defined benefit plan in Belgium. The cost of providing benefits under the defined benefit plans is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Other long-term employee benefits

The Company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Company's obligations.

Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these

4 Summary of significant accounting policies (Continued)

benefits. Termination benefits are recognised when the Company is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Profit-sharing and bonus plans

A liability (and corresponding expense) is recognised for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's employees. The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Related party transactions

Transactions between the Company and related parties are disclosed in Note 27, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the consolidated balance sheet and a provision is only recorded when it is expected that the Company will exceed its usage of the emission credits granted.

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities.

Acquisitions and disposals of company companies and equity participations are included within net cash flow from investing activities.

Proceeds from the disposal of non-core activities are included within net cash flow from financing activities.

Dividend distributions are included within net cash flow from financing activities.

Investment grants

Investment grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Company will comply with the conditions attaching to it. Grants that compensate the Company for expenses incurred are recognised as a reduction of other operating expenses in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Company for the cost of an asset are recognised in the income statement as a reduction of depreciation and amortisation expense on a systematic basis over the useful life of the asset.

5 Recently issued standards and interpretations

The Company has not applied the following IFRS and IFRIC interpretations that have been issued but are not yet effective:

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. As the Company is not active in the upstream oil market, IFRS 6 is not relevant to its operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures

5 Recently issued standards and interpretations (Continued)

are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financial statements.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financial statements.

IFRIC 4, *Determining whether an Arrangement contains a Lease* (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (hereinafter: the asset); and (b) the arrangement conveys a right to use the asset. The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

5 Recently issued standards and interpretations (Continued)

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Acquisition of subsidiary

On 15 November 2005, Petrobel N.V. acquired all the shares of Antol N.V. ("Antol") and its subsidiary Jely BVBA ("Jely") for a consideration of USD 5.4 million (EUR 4.7 million). Antol operates eight gas stations and Jely operates one car wash station and one gas station.

The acquisition of Antol had the following effect on the Company's assets and liabilities:

	Carrying amounts	Fair value adjustments	Recognised amounts
Property, plant and equipment	$ 2.2	$ 0.7	$ 2.9
Intangible assets	0.1	—	0.1
Deferred tax assets	—	0.4	0.4
Inventories	0.4	—	0.4
Trade and other receivables	2.1	0.3	2.4
Cash and cash equivalents	0.5	—	0.5
Interest-bearing loans and borrowings	(0.5)	—	(0.5)
Provisions	(0.2)	—	(0.2)
Deferred tax liabilities	—	(0.3)	(0.3)
Trade and other payables	(3.7)	—	(3.7)
Net identifiable assets and liabilities	$ 0.9	$ 1.1	$ 2.0
Goodwill on acquisition			3.8
Consideration paid, satisfied in cash			(5.4)
Consideration payable			$(0.4)
Cash (acquired)			$(0.5)
Net cash outflow			$ 4.9

Goodwill has arisen on acquisition of Antol because anticipated profitable business opportunities associated with Antol did not meet the criteria for recognition as an intangible asset at the date of acquisition.

In the 1½ months to December 31, 2005, Antol contributed no profit to the consolidated income statement for the year. No reliable financial information is available of Antol for the period January 1, 2005 to December 31, 2005.

7 Additional income statement information

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from tank rental, compulsory stock and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 201.3 million (2004: USD 231.9 million).

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 47.9 million (2004: loss of USD 27.8 million) for the commodity instruments.

7 Additional income statement information (Continued)

Personnel expenses

	2005	2004
Salaries and wages	$18.6	$16.4
Social security contributions	7.1	6.8
Pension charges relating to defined benefit schemes	2.8	2.0
Other personnel expenses	0.4	0.3
Total personnel expenses	**$28.9**	**$25.5**

Additionally, see below for personnel expenses allocated by department:

	2005	2004
Operations department	$22.2	$20.9
General and administrative department	6.7	4.6
	$28.9	$25.5

Operating expenses

	2005	2004
Deliveries and services	$11.7	$ 8.2
Electricity	6.4	6.0
Water	0.5	0.5
Taxes related to the refinery	6.0	2.5
Insurance of refinery	3.0	2.3
Rentals	1.1	1.0
Other expenses	3.8	3.4
Total operating expenses	**$32.5**	**$23.9**

Depreciation and amortisation

	2005	2004
Depreciation	$13.6	$14.4
Amortisation	0.9	0.8
Amortisation of investment grants	(0.3)	(0.2)
Total depreciation and amortisation	**$14.2**	**$15.0**

Other administrative expenses

	2005	2004
Rental expense	$0.3	$0.2
Insurance	0.3	0.3
Professional fees	0.8	1.1
Other	3.7	5.5
Total other administrative expenses	**$5.1**	**$7.1**

7 Additional income statement information (Continued)

Financial income

	2005	2004
Interest income on time deposits	$0.9	$0.3

Financial expense

	2005	2004
Interest on bank overdraft	$2.9	$0.6
Interest on loan from parent company	0.3	1.3
Total financial expense	**$3.2**	**$1.9**

8 Income taxes

Income tax (benefit)/expense recognised in the income statement is as follows:

	2005	2004
Current tax expense		
Current year	$ 0.3	$1.7
	0.3	1.7
Deferred tax (benefit)/expense		
Benefit of tax losses recognised	(5.0)	—
	(5.0)	—
Total income tax (benefit)/expense	**$(4.7)**	**$1.7**

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates are as follows:

	2005	2004
Net income before taxation	$138.9	$81.2
Untaxed results	139.9	74.2
Taxable profits/(losses)	$ (1.0)	$ 7.0
Income tax using the Belgian domestic corporation tax rate	$ (0.3)	$ 2.4
Effect of tax rates in foreign jurisdictions (rates decreased)	0.7	—
Tax exempt income	(1.2)	—
Utilisation of previously unrecognised tax losses	(4.1)	(0.9)
Losses for which no deferred tax asset was recognised	—	0.1
Other	0.2	0.1
	$ (4.7)	$ 1.7

The results of the Company and its subsidiary on the Cayman Islands are not taxed. Accordingly, it was not considered meaningful to include the results of these companies in the reconciliation of the effective tax rate.

Since the most significant operating companies are resident in Belgium (with a tax rate of 34.0% in 2005 and 2004) and holding companies are resident in the Netherlands (with a tax rate of 30.5% in 2005 and 31.5% in 2004), the Belgian tax rate was applied.

No deferred tax was recognised directly in equity during 2005 and 2004.

8 Income taxes (Continued)

Recognised deferred tax assets and liabilities are attributable to the following:

	2005	2004
Tax loss carry forward (asset)	$ 5.0	$—
Temporary differences relating to property, plant and equipment	(0.4)	—
	$ 4.6	$—

The deferred tax receivables concern the recognised part of available tax loss carry-forwards. It is expected that approximately USD 1.1 million of this receivable will be utilised within one year (2004: nil).

The two subsidiaries to which the deferred tax asset relates of USD 5.0 million as at December 31, 2005 both suffered a loss in 2005. In view of an existing arrangement with other subsidiaries and the forecasted results, management is of the opinion that it is probable that future taxable profit will be available against which the tax asset of USD 5.0 million can be utilised.

The following deferred tax assets have not been recognised:

	2005	2004
Tax on deductible temporary differences	$ 1.4	$ 1.6
Tax on taxable losses recognised in tax returns	3.7	0.8
Tax on taxable losses not yet recognised in tax returns	11.0	18.0
	$16.1	$20.4

The tax losses recognised in tax returns (gross amount 2005: USD 10.9 million, 2004: USD 2.5 million) and the deductible temporary differences (gross amount USD 4.1 million, 2004: USD 4.9 million) do not expire under current tax legislation. The deductible temporary differences primarily relate to employee benefits provisions. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.

The tax losses not yet recognised in tax returns may become deductible in future periods (gross amount 2005: USD 34 million and 2004: USD 55 million). Since it is uncertain whether this will be the case, the tax asset related to this is not recognised.

Movements in deferred tax assets and liabilities are as follows:

	2005	2004
Carrying value beginning of year	$ —	$—
Loss carry forward recognised during 2005	5.0	—
Deferred tax assets and liabilities acquired via a business combination	0.1	—
Translation differences	(0.5)	—
Carrying value end of year	$ 4.6	$—

9 Segment information

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the

9 Segment information (Continued)

Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years *ended December 31, 2005 and 2004:*

	2005	2004
Revenue from external customers		
Europe	$1,890.6	$1,325.7
North America	240.4	276.7
Latin America and Caribbean	79.2	38.8
Africa and Asia	57.2	107.0
	$2,267.4	$1,748.2
Segment assets		
Belgium	$ 420.8	$ 311.9
Other	253.3	112.2
	$ 674.1	$ 424.1

Virtually all non-current assets are located in Belgium. Accordingly, the capital expenditures of USD 25.7 million (2004: USD 29.6 million) also relate to these assets.

10 Property, plant and equipment

Movements in property, plant and equipment can be presented as follows:

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Cost	$10.8	$ 301.5	$ 4.5	$36.4	$ 353.2
Depreciation and impairment losses	(9.0)	(206.8)	(3.7)	—	(219.5)
Carrying value at January 1, 2004	$ 1.8	$ 94.7	$ 0.8	$36.4	$ 133.7

10 Property, plant and equipment (Continued)

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Changes in carrying value:					
Acquisitions	$ 0.2	$ 0.1	$ —	$ 27.3	$ 27.6
Transfers	—	29.2	(0.1)	(29.1)	—
Depreciation charge for the year	(0.2)	(14.0)	(0.2)	—	(14.4)
Translation differences	0.1	8.9	—	2.7	11.7
Total movements	0.1	24.2	(0.3)	0.9	24.9
Balance:					
Cost	$ 11.9	$ 357.4	$ 4.3	$ 37.3	$ 410.9
Depreciation and impairment losses	(10.0)	(238.5)	(3.8)	—	(252.3)
Carrying value at December 31, 2004	**$ 1.9**	**$ 118.9**	**$ 0.5**	**$ 37.3**	**$ 158.6**
Changes in carrying value:					
Acquisitions through business combinations	$ 1.4	$ 1.4	$ 0.1	$ —	$ 2.9
Other acquisitions	—	0.3	3.0	20.8	24.1
Transfers	0.1	40.3	0.2	(40.6)	—
Disposals	—	(0.1)	—	(0.9)	(1.0)
Depreciation charge for the year	(0.2)	(13.3)	(0.1)	—	(13.6)
Translation differences	(0.3)	(17.4)	(0.3)	(3.9)	(21.9)
Total movements	1.0	11.2	2.9	(24.6)	(9.5)
Balance:					
Cost	$ 12.2	$ 351.4	$ 8.0	$ 12.7	$ 384.3
Depreciation and impairment losses	(9.3)	(221.3)	(4.6)	—	(235.2)
Carrying value at December 31, 2005	**$ 2.9**	**$ 130.1**	**$ 3.4**	**$ 12.7**	**$ 149.1**

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Leased plant and machinery

The Company leases a catalyst under a finance lease agreement. At the end of the lease the Company has the option to purchase the equipment at a beneficial price. At December 31, 2005, the net carrying amount of leased plant and machinery was USD 2.8 million (2004: nil). The leased equipment secures lease obligations, see Note 18.

Security

The Company is required to mortgage the refinery (with a book value of approximately USD 125 million) at the first request of two financial institutions to a maximum amount of USD 10.1 million (EUR 8.5 million). Furthermore, the Company has committed itself not to further mortgage the refinery. The future proceeds under a business interruption policy have been ceded to these two financial institutions. The loans to which this relates are disclosed in Note 18.

Property, plant and equipment under construction and prepayments

This includes spare parts with a book value of USD 2.4 million (2004: USD 2.7 million) and the tank refurbishment program of USD 3.2 million (2004: USD 3.4 million). The total isomerisation unit

10 Property, plant and equipment (Continued)

which was under construction as at December 31, 2004 (USD 27.2 million) was put into use during 2005.

Commitments

Purchase and capital commitments at December 31, 2005 amount to approximately USD 6.3 million or EUR 5.3 million (2004: USD 8.0 million or EUR 5.9 million).

Capitalised interest

The book value of capitalised interest amounted to USD 0.8 million (2004: USD 0.7 million). No interest was capitalised during 2005 and 2004.

11 Intangible assets

The movements in intangible fixed assets can be presented as follows:

	Goodwill	Licenses	Software	Prepayments	Total
Cost	$ —	$ 0.9	$ 4.0	$ 0.9	$ 5.8
Amortisation and impairment losses	—	(0.7)	(2.0)	—	(2.7)
Carrying value at 1 January 2004	**—**	**0.2**	**2.0**	**0.9**	**3.1**
Changes in carrying value:					
Acquisitions	$ —	$ —	$ 1.5	$ 0.5	$ 2.0
Amortisation charge for the year	—	(0.1)	(0.7)	—	(0.8)
Translation differences	—	—	0.1	0.1	0.2
Total movements	—	(0.1)	0.9	0.6	1.4
Balance:					
Cost	—	0.9	6.0	1.5	8.4
Amortisation and impairment losses	—	(0.8)	(3.1)	—	(3.9)
Carrying value at December 31, 2004	**$ —**	**$ 0.1**	**$ 2.9**	**$ 1.5**	**$ 4.5**
Changes in carrying value:					
Acquisitions through business combinations	$ 3.8	$ 0.1	$ —	$ —	$ 3.9
Other acquisitions	—	0.1	0.9	0.6	1.6
Amortisation charge for the year	—	(0.1)	(0.8)	—	(0.9)
Disposals	—	—	(0.3)	—	(0.3)
Translation differences	(0.2)	—	(0.4)	(0.1)	(0.7)
Total movements	3.6	0.1	(0.6)	0.5	3.6
Balance:					
Cost	$ 3.6	$ 0.9	$ 5.0	$ 2.0	$11.5
Amortisation and impairment losses	—	(0.7)	(2.7)	—	(3.4)
Carrying value at December 31, 2005	**$ 3.6**	**$ 0.2**	**$ 2.3**	**$ 2.0**	**$ 8.1**

11 Intangible assets (Continued)

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Prepayments

This represents amounts paid for acquired software that is under development and not yet in use.

Goodwill impairment test for Antol N.V.

Budgeted operating results—The basis to determine the value assigned to the budgeted operating results is the average operating results achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. The total potential amount that could be impaired as of December 31, 2005 was USD 3.6 million.

12 Inventories

	2005	2004
Inventories of crude oil and products inventories	$194.3	$ 91.9
Refinery raw materials	3.3	3.5
Stocks in transit	21.7	4.4
Crude oil in storage	62.4	9.7
	$281.7	$109.5

The majority of crude oil and products inventories were pledged in favour of credit institutions. The write down of inventories to lower realisable value amounted to USD 4.7 million (2004: USD 3.5 million).

13 Trade debtors and other receivables

	2005	2004
Trade debtors	$116.5	$92.0
Receivables from shareholders	8.2	1.0
Other receivables	9.5	0.1
Investment grants receivable	2.9	0.2
Prepayments	1.7	1.5
	$138.8	$94.8

Trade receivables are shown net of impairment losses amounting to USD 0.1 million (2004: USD 0.1 million). The charge to the 2005 income statement amounted to USD 0.1 million (2004: USD 0.1 million) and is included in general and administrative expenses.

The receivable from the shareholder as at December 31, 2005 includes an amount of USD 6.2 million relating to the sale of PINC (see note 27). Furthermore, an advance of USD 2.0 million is also included in this caption. The receivable at the end of 2004 of USD 1.0 million was settled in full with the declared dividend of USD 4.5 million in respect of the year 2004.

Investments grants receivable relate to the investment in the total isomerisation plant.

13 Trade debtors and other receivables (Continued)

Other receivables include an advance of USD 4.5 million to the Belgian government for heating oil discounts (2004: nil) and a VAT receivable of USD 2.1 million (2004: nil).

Substantially all trade receivables have been pledged as collateral for liabilities to credit institutions.

14 Securities

Securities represent zero-coupon bonds and are pledged as security for a bank guarantee.

15 Derivative financial instruments

These can be summarised as follows:

	2005	2004
Assets		
Unrealised gains on futures contracts	$—	$ 7.5
Unrealised gains on petroleum swap contracts	2.4	2.0
Unrealised gains on forward foreign exchange contracts	—	3.4
	$2.4	$12.9
Liabilities		
Unrealised losses on futures contracts	$1.8	$ —
Unrealised losses on petroleum swap contracts	0.3	1.6
Unrealised losses on forward foreign exchange contracts	0.3	—
	$2.4	$ 1.6

The notional amounts of these instruments are as follows:

	2005	2004
Purchases		
Futures contracts—long positions	$ —	$ 63.0
Swap contracts	65.9	13.8
Purchase of EUR (and sale of USD)	36.0	25.0
Purchase of USD (and sale of EUR)	31.1	32.0
	$133.0	$133.8
Sales		
Futures contracts—short positions	$222.9	$108.4
Swap contracts	79.9	24.5
	$302.8	$132.9

The Company uses futures contracts quoted on the NYMEX and the IPE both for managing its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for a specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the futures contract value are settled daily. Futures contracts have little counterparty credit risk because the counterparties are futures exchanges.

16 Cash and short-term deposits

	2005	2004
Bank balances	$14.7	$39.8
Call deposits	56.8	5.6
Cash margins with futures brokers	16.9	(1.8)
	$88.4	$43.6

Call deposits mature in January 2006 and 2005 respectively.

Of these balances USD 11.2 million (2004: USD 31.3 million) was pledged to banks as collateral for letters of credit, guarantees or loans. These funds are available on demand to the extent that the Company respects its collateral and equity commitments to its bankers. Any unpledged funds are available on demand.

17 Equity

Share capital

The Company's authorised capital amounts to USD 75 million and is comprised of 75 million ordinary shares of USD 1.00 each, of which 48,961,000 shares have been issued.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Other reserve

This represents reserves of subsidiaries that are not distributable under local legislation.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation as from January 1, 2004 of the Company's investment in non-USD denominated subsidiaries.

Dividends

An interim-dividend of USD 100 million was declared on December 27, 2005. This dividend was paid on February 27, 2006. A dividend of USD 4.5 million was declared in February 2005, which for USD 1.0 million was paid via offsetting a receivable of USD 1.0 million and a cash payment of USD 3.5 million on February 22, 2005.

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2005 and 2004

18 Interest-bearing loans and borrowings

	2005	2004
Non-current liabilities		
Debts to credit institutions	$11.1	$13.7
Finance lease	2.4	—
Debt to Electrabel	—	1.3
Other	0.6	0.4
	$14.1	$15.4

	2005	2004
Current liabilities		
Shareholder loan	$ —	$39.5
Debts to credit institutions	8.6	5.9
Finance lease	0.4	—
Debt to Electrabel	1.1	1.6
Other	0.1	—
	$10.2	$47.0

Debts to credit institutions

These debts mainly represent two loans to finance the construction of the total isomerisation unit at the refinery. The loans are to be repaid by March 31, 2008 in (quarterly and monthly) installments.

The security for a loan of USD 7.6 million (2004: USD 11.6 million) is disclosed in Note 10. For this loan, one of the Company's subsidiaries is required to maintain a minimum shareholders' equity.

Security for a loan of USD 11.6 million (2004: USD 8.0 million) is disclosed in Note 10. In addition, the Company maintains a blocked deposit of USD 1.2 million (2004: USD 1.4 million) with the institution that provided the loan. This is included in cash and cash equivalents.

Bank loans of USD 0.5 million (2004: nil) are secured via a mortgage over land and buildings with a book value of USD 1.9 million.

Finance lease

The finance lease liability, which carries interest of 3.8% per annum, relates to the acquisition of the catalyst equipment and is payable as follows:

	Total	Interest	Principal
Less than one year	$0.5	$0.1	$0.4
Between one and five years	2.6	0.2	2.4
	$3.1	$0.3	$2.8

Shareholder loan

The loan from the former shareholder (NPL, see Note 27) was granted for an initial period of one year, commencing in November 2003, with an interest rate of USD LIBOR + 1.375% per annum. As at December 31, 2004, the outstanding balance of this loan of USD 39.5 million is classified as a current liability. The loan was repaid during 2005.

Currency and interest rates

All loans are denominated in EUR, except for the shareholder loan which is a USD loan.

18 Interest-bearing loans and borrowings (Continued)

The effective interest rate as at December 31, 2005 is 4.22% (2004: 4.23%). All loans carry floating interest, except for the Electrabel loan which is fixed at 6%.

19 Employee benefits

Defined benefit scheme

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

Obligations under the early retirement scheme are recognised to the extent that it is expected that employees will participate in this scheme during the current collective labour agreement, which runs until December 31, 2006.

	2005	2004
Present value of unfunded obligations	$ 5.9	$ 5.6
Present value of funded obligations	10.2	10.5
Fair value of plan assets	(5.8)	(5.7)
Present value of net obligations	10.3	10.4
Unrecognised actuarial gains and losses	(0.3)	0.1
Total employee benefits	**$10.0**	**$10.5**

Movement in the net liability for defined benefit obligations in the balance sheet:

	2005	2004
Net liability for defined benefit obligations at January 1,	$10.5	$ 9.6
Contributions paid	(0.9)	(0.9)
Early retirement paid	(0.9)	(1.0)
Expense recognised in the income statement (see below)	2.8	2.0
Translation difference	(1.5)	0.8
Net liability for defined benefit obligations at December 31,	**$10.0**	**$10.5**

Expense recognised in the income statement:

	2005	2004
Current service costs	$ 2.4	$ 1.6
Interest on obligation	0.6	0.6
Expected return on plan assets	(0.2)	(0.2)
	$ 2.8	$ 2.0
Actual return on plan assets	**$ 0.2**	**$ 0.2**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005 %	2004 %
Discount rate at December 31,	4.25	4.50
Expected return on plan assets at December 31,	4.62	4.68
Future salary increases	3.44	3.44
Future pension increases	2.00	2.00

20 Provisions

	Claims	Environmental remediation	Total
Balance at January 1, 2005	$ 5.4	$22.7	$28.1
Provisions made during the year	0.2	—	0.2
Provisions released during the year	(1.3)	—	(1.3)
Payments made during the year	(3.5)	—	(3.5)
Translation differences	(0.5)	(3.1)	(3.6)
Balance at December 31, 2005	$ 0.3	$19.6	$19.9

The provisions are all classified as non-current.

Claims

The provision for claims mainly related to a court case with the Belgian authorities regarding value-added tax and excise duties. The full amount as claimed and accrued interest thereon was paid to the Belgian authorities during the year, but without admission of fault.

Environmental remediation

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation was carried out in 2005 by independent specialists in order to define the boundaries of the contaminated spots. Based on the result of the investigation, a provision for soil remediation costs of USD 21.0 million (EUR 16.7 million) has been set up as of January 1, 2004.

It is not yet known when the remediation will be started. The amount recognised is the current estimate of the costs. It is assumed that the effect of discounting the provision is equal to the future price increases of the remediation costs.

21 Investment grants

The changes in the investment grants can be specified as follows:

	2005	2004
Carrying amount as at January 1,	$ 2.0	$ 2.1
Recognised during the year	3.1	—
Released to the income statement	(0.3)	(0.2)
Translation differences	(0.4)	0.1
Carrying amount as at December 31,	**$ 4.4**	**$ 2.0**

22 Trade creditors and other payables

	2005	2004
Dividend payable	$100.0	$ —
Excise duties payable	6.5	12.5
Other taxes and social security contributions payable	9.0	8.9
Amounts due to related parties	—	0.7
Trade creditors	180.6	117.0
Non-trade payables and accrued expenses	5.2	8.5
	$301.3	$147.6

22 Trade creditors and other payables (Continued)

Included in trade payables are amounts for demurrage claims payable of USD 0.6 million (2004: USD 3.5 million).

23 Risk management and financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company's business. Derivative financial instruments are used to manage exposure to fluctuations in commodity prices and fluctuations in foreign exchange rates. The Company controls the price risks according to clear delegations of authority. The price risks related to inventories, sale and purchase of crude, refined products and refining margins. The Company uses several commodity instruments to manage these risks.

Commodity price risk

Market risk is the risk that changes in commodity prices of crude oil and refined products will make an instrument less valuable or more onerous. Derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect the income statement. On a daily basis, the Company monitors its commodity exposure (physical products, futures and swaps) and ensures that the net exposure is kept to an acceptable level, which cannot exceed the limits which are set by the Board of Directors, by buying or selling financial instruments.

Foreign exchange risk

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the USD. The currencies giving rise to this risk are primarily EUR and to a lesser extent CHF. A subsidiary hedges its EUR-denominated trade receivables by entering into spot or very short-term forward exchange contracts against the USD. Another subsidiary hedges most of its EUR denominated payables by entering into foreign currency exchange contracts with a maturity of less than 12 months. Other monetary assets and liabilities held in currencies other than the USD are not hedged.

As per December 31, 2005 and 2004 respectively, the Company had hedged its foreign exchange exposure for up to June 2006 and June 2005 respectively, through the use of forward foreign exchange contracts for the first six months of 2006 and 2005 respectively. All the forward exchange contracts entered into as of December 31, 2005 and 2004 are recognised at fair value and all changes in market conditions directly affect the income statement.

The changes in fair value of the forward contracts and the foreign exchange gains and losses relating to monetary items are recognised as foreign exchange gains and losses. The fair value of forward exchange contracts at December 31, 2005 was USD 0.3 million (2004: USD 3.4 million) recognised in derivative financial instruments see Note 15.

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit over a certain amount. The Company requires a letter of credit or guarantees issued by reputable banks for transactions with customers that do not have a sufficient credit quality.

Transactions involving derivative financial instruments are with counterparties with part of whom the Company has a signed International Swap Dealers Association ("ISDA") master agreement or a netting agreement via contract confirmation. Counterparties either have sound credit ratings or have

23 Risk management and financial instruments (Continued)

provided letters of credit or guarantees issued by reputable banks. Given these measures, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

The majority of the Company's financial assets and liabilities are non-interest bearing and as a result the Company is not subject to significant amounts of risk due to the fluctuations in the prevailing levels of market interest rates. Cash and short-term deposits earn current short-term market rates. Short-term and long-term borrowings are subject to market-related rates. The Company does not enter into interest rate swap agreements.

Income-earning financial assets and interest-bearing financial liabilities have a book value which is equal to the market value, because the interest is floating and based on Euribor or USD LIBOR. The financial lease agreement was entered into in October 2005 see Note 18 and therefore its fair value at the end of the year can be assumed to be equal to its net carrying amount.

Fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments:

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related-party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the Company's positions in crude oil and refined oil products futures and swap contracts are based upon commodity exchange settlement prices or brokers' representative prices. The outstanding notional amounts of the underlying contracts are included in Note 15 under "Futures contracts—long positions", "Futures contracts—short positions" and "Swap contracts".

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Derivatives

Forward exchange contracts are marked to market using listed market prices. Futures are marked to market based on upon commodity exchange settlement prices. Short-term swaps are marked to market based on independent market price sources such as Argus or Platts. For longer-term swaps, which cannot be based on these independent market price sources, input from specialised brokers is used to determine the market value.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

23 Risk management and financial instruments (Continued)

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements.

Trade and other receivables/payables

For receivables/payables with a remaining payment term of less than one year, the notional amount is deemed to reflect the fair value.

24 Credit facilities

Trade finance facilities

The Company has uncommitted lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for swap counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the majority of cash balances and deposits are pledged. Short-term bank loans bear interest at 1.25% - 1.50% per annum over LIBOR.

As at December 31, 2005, the Company had been granted trade finance facilities amounting to USD 460 million (2004: USD 370 million). At that date these facilities were utilised as follows:

	2005	2004
Open letters of credit	$247.2	$165.4
Bank guarantees	4.0	—
Working capital facility	109.8	—
Total trade finance lines utilisation	$361.0	$165.4

These facilities have been provided to one of the Company's subsidiaries under the condition that the invested capital of the branch of this subsidiary is at least equal to USD 25 million.

Other credit facilities

As at December 31, 2005, in addition to trade finance facilities, the Company had been granted credit facilities amounting to USD 28.6 million or EUR 24.2 million (2004: USD 38 million or EUR 28 million). At that date these facilities were utilised as follows:

	2005	2004
Debts to credit institutions and finance lease (see note 18)	$22.5	$19.7
Working capital facility	0.2	—
Excise and other guarantees	1.7	0.5
	$24.4	$20.2

These loans and guarantees were secured by guarantees and pledges of certain current assets and mandates to mortgage the refinery.

25 Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain subsidiaries, which the Company disputes. Although the outcome of

25 Off-balance sheet commitments (Continued)

these disputes cannot be predicted with any certainty, management believes, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the Company amounted to approximately USD 8.5m or EUR 7.2 million (2004: USD 25.5 million or EUR 18.7 million), mainly in favour of tax and excise authorities.

In addition to the security disclosed in Notes 10 and 18, the Company has provided security over the credit facilities extended to one of its subsidiaries for an amount of approximately USD 13.1 million or EUR 11.1 million (2004: USD 15.1 million or EUR 11.1 million) for the construction of a total isomerisation unit. In 2004, the Company also gave a guarantee to the main contractor for the construction of this unit which was cancelled in 2005.

Other commitments

Following a tender from Russian oil producer TNK-BP, in late 2005 the Company entered into a term supply contract for the purchase from TNK-BP of up to four cargoes of "Urals" crude oil per month, the actual number being decided by the seller, for the whole of 2006. The price to be paid is based on the monthly average market price at the moment of shipment. The average size of each "Urals" cargo is expected to be around 100,000 metric tons each.

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. In the event the Company is sold by its shareholders (which occurred on May 31, 2006), the retention bonus is paid three months later (August 31, 2006). If all conditions of the Plan are met, the total amount to be paid is estimated at USD 2.6 million.

Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2005	2004
Less than one year	$0.4	$0.3
Between one and five years	1.5	1.2
More than five years	0.9	0.1
	$2.8	$1.6

In addition, the Company has a long-term obligations in respect of the long-term lease of land on which the Antwerp refinery is built, amounting to USD 29.1 million or EUR 24.7 million (2004: USD 34.5 million, or EUR 25.3 million) up to the year 2047 (USD 0.8 million or EUR 0.6 million per annum). The Company is obliged to return the land in its original condition.

The Company leases a number of storage facilities and tank stations under operating leases. The leases run for a period of 5 to 16 years, with in most cases an option to renew the lease at the end. Lease payments are increased every five years to reflect market rentals. None of the leases includes contingent rentals.

The Company leases storage facilities for a maximum period of 7 months after December 31, 2005 (2004: ditto). Lease payments are dependent on the volume stored and processed.

During the year ended December 31, 2005, USD 1.2 million was recognised as an expense in the income statement in respect of operating leases (2004: USD 1.4 million).

25 Off-balance sheet commitments (Continued)

CO2 emission rights

The Company received CO2 emission rights for the years 2005 until 2007. As at December 31, 2005, 37% of these rights have been used. No provision has been formed as at December 31, 2005, since it will not become apparent until December 31, 2007 whether the Company will have used more rights than it has been awarded.

26 Subsidiaries

	Country of incorporation	Ownership interest 2005	Ownership interest 2004
		%	%
European Petroleum Corporation (EPC) B.V.	Netherlands	100	100
European Petroleum Trading (EPT) B.V.	Netherlands	100	100
Petrotrade B.V.	Netherlands	100	—
Belgian Refining Corporation N.V.	Belgium	100	100
Petrobel N.V.	Belgium	100	100
EP Plant N.V.	Belgium	100	100
Antol N.V.	Belgium	100	—
Jely BVBA	Belgium	100	—
EP Services S.A.	Switzerland	—	100
Petrotrade, Inc.	Cayman Islands	—	100
Petrotrade N.V.	Netherlands Antilles	100	100

European Petroleum Trading (EPT) B.V. was called European Petroleum Finance (EPF) B.V. until April 20, 2004. Petrotrade B.V. has a branch in Geneva, Switzerland. See Note 6 for details of the acquisition of Jely BVBA and Antol N.V. For details regarding EP Services and Petrotrade Inc., see Note 27.

27 Related parties

Identity of related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

Company restructuring

In December 2004, the parent company at that time, National Petroleum Limited, Hamilton, Bermuda ("NPL"), transferred its shareholding in the Company to SHL. NPL and SHL were at that time ultimately controlled by Mr. Bruce Rappaport. Also in December 2004, loans granted by NPL were assumed by SHL. In 2005, SHL became controlled by The Rappaport Family Trust, Hamilton, Bermuda.

On July 20, 2005, a new Dutch company Petrotrade B.V., was incorporated and a branch registered in Geneva, Switzerland, to carry out the Company's supply and trading activities as from November 1, 2005.

Petrotrade Inc. ("PINC") ceased its supply and trading activities for the Company on October 31, 2005 and was sold to SHL, the Company's shareholder as at December 31, 2005. EP Services S.A., which had previously carried out administrative services for the Company, ceased these activities on October 31, 2005 and was sold to a third party as of December 31, 2005. Both companies were sold at net asset value. The amount due to the Company for the sale of PINC (USD 265.2 million) is included in accounts receivable in the amounts due from the shareholder and is set off against amounts

27 Related parties (Continued)

advanced by PINC to EPH during the year ended December 31, 2005 of USD 259.0 million in respect of dividends to be declared, which leaves a net balance of USD 6.2 million, which was paid in February 2006. The amount receivable for the sale of EP Services S.A. (USD 0.4 million) is included in other accounts receivable and was received in cash after year-end.

The results of the operations for the year 2005 for both companies are fully consolidated. As a consequence of the sale of the companies at December 31, 2005, their assets and liabilities at that date are not included in the consolidated balance sheet.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	2005	2004
Short-term employee benefits	$1.9	$1.5
Post-employment benefits	0.1	0.1
	$2.0	$1.6

Total remuneration is included in personnel expenses.

Other related party transactions

	2005	2004
Transactions		
Sales to West Indies Oil Corporation	$ 79.3	$26.5
Purchase of services from Petrotrade SAM	$ (2.0)	$(2.5)
Sale of Petrotrade Inc. to SHL	$265.2	$ —
Repayment of loan from NPL	$ 43.3	$ —
Interest expense on loan to NPL	$ 0.3	$ 1.3

	December 31, 2005	December 31, 2004
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$6.2	$ —
Advance due from SHL	$2.0	$ 1.0
Amount due to Petrotrade SAM	$—	$(0.3)
Amount due to NPL	$—	$(0.4)
Shareholder's loan payable to NPL	$—	$39.5

West Indies Oil Corporation is controlled by NPL and Petrotrade SAM is controlled by Mr. Bruce Rappaport.

Equity Trust (Curaçao) N.V. is a director of the Company and also renders administrative and secretarial services to the Company.

28 Number of employees

During the year, the average number of employees in the Company, converted into full-time equivalents, amounted to 221 (2004: 229).

28 Number of employees (Continued)

This staff group (average number of people) can be divided into the following staff categories:

	2005	2004
Selling	7	6
Management and administration	36	37
Refining	73	73
Maintenance	25	28
Technical services and safety	21	22
Blending and dispatch	59	63
	221	229

29 Subsequent events

There have been no material events between December 31, 2005 and the date of issuance of these financial statements that would require adjustment or disclosure in these financial statements, other than those listed below

On May 31, 2006, the Company's shares were sold by SHL to Petroplus Antwerpen II B.V., a subsidiary of RIVR Acquisition B.V., a private limited liability company. In 2006, in connection with the sale of the Company, certain employees were promised a bonus upon completion of the signing of the Sale and Purchase Agreement. In June 2006, an amount of USD 8.1 million was paid to these employees. This will be recorded as an expense in the Company's 2006 financial statements. It is expected that the Geneva office will be closed down in connection with the sale of the Company.

Schedule I

Reconciliation of the balance sheet

	Notes	Jan. 1, 2004 Dutch GAAP	Jan. 1, 2004 Effect of transition to IFRS	Jan. 1, 2004 IFRS	Dec. 31, 2005 Dutch GAAP	Dec. 31, 2005 Effect of transition to IFRS	Dec. 31, 2005 IFRS
Assets							
Intangible assets	a, c, d	$ 0.2	$ 2.9	$ 3.1	$ 3.9	$ 4.2	$ 8.1
Property, plant and equipment	a, b	134.3	(0.6)	133.7	151.0	(1.9)	149.1
Deferred tax assets	c	—	—	—	—	5.0	5.0
Total non-current assets		134.5	2.3	136.8	154.9	7.3	162.2
Inventories	b, f, g	145.1	(6.5)	138.6	306.2	(24.5)	281.7
Trade creditors and other receivables	e	81.9	—	81.9	143.8	(5.0)	138.8
Securities		0.2	—	0.2	0.2	—	0.2
Company income tax	f	—	—	—	—	0.4	0.4
Derivative financial instruments	g, h	—	6.4	6.4	—	2.4	2.4
Cash and short-term deposits	g	24.2	5.6	29.8	71.5	16.9	88.4
Total current assets		251.4	5.5	256.9	521.7	(9.8)	511.9
Total assets		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1
Liabilities and Shareholders' equity							
Interest-bearing loans and borrowings	d, j	$ 49.4	$(43.3)	$ 6.1	$ 13.8	$ 0.3	$ 14.1
Employee benefits	k	5.0	4.6	9.6	10.4	(0.4)	10.0
Deferred tax liabilities		—	—	—	0.4	—	0.4
Investment grants		2.1	—	2.1	4.4	—	4.4
Provisions	m	4.6	21.0	25.6	19.9	—	19.9
Total non-current liabilities		61.1	(17.7)	43.4	48.9	(0.1)	48.8
Short term borrowins		51.9	—	51.9	112.5	—	112.5
Interest-bearing loans and borrowings	d, j	9.4	43.3	52.7	10.1	0.1	10.2
Trade creditors and other payables	d	154.8	—	154.8	301.9	(0.6)	301.3
Company income tax		0.2	—	0.2	0.2	(0.2)	—
Derivative financial instruments	g	—	3.9	3.9	—	2.4	2.4
Total current liabilities		216.3	47.2	263.5	424.7	1.7	426.4
Equity							
Equity attributable to shareholders' of the parent	i, n	108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total equity		108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total liabilities and shareholders' equity		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1

Notes to the reconciliation of the balance sheet

(a) Under Dutch GAAP, software (incl. software under development) was classified as property, plant and equipment, whereas under IFRS this is presented as intangibles. The effect is to decrease Property plant and equipment and to increase Intangible assets by USD 3.0 million at January 1, 2004 and by USD 4.3 million at December 31, 2005.

(b) Under Dutch GAAP, spare parts were recognised as inventories. Under IFRS, they are classified as property plant and equipment under construction and prepaid. The effect is to increase Property plant and equipment and to decrease Inventories by USD 2.4 million at January 1, 2004 and by USD 2.4 million at December 31, 2005.

(c) Under Dutch GAAP, share issue costs of subsidiaries were recognised as intangibles. Since these costs were not related to equity increases of the Company, under IFRS they are expensed when incurred. An amount of USD 0.1 million was written down from Intangible assets and charged to Retained earnings at January 1, 2004. In 2005, an amount of USD 0.1 million was credited to Depreciation and amortisation and charged to Retained earnings.

(d) Under Dutch GAAP, the cost of acquisitions was determined using the nominal value of the consideration payable. Under IFRS, the future amounts payable are discounted, which resulted in a reduction of Goodwill and non-current Interest bearing loans of USD 0.2 million at December 31, 2005. Under Dutch GAAP, the future amounts payable of USD 0.6 million were classified as Trade and other payables, whereas they are classified as Interest bearing liabilities under IFRS (USD 0.5 million non-current and USD 0.1 million current). Under previous GAAP, goodwill was amortised, which is discontinued under IFRS. The effect is to increase Goodwill at December 31, 2005 and to reduce Depreciation and amortisation expense by USD 0.1 million in 2005.

(e) Under Dutch GAAP, deferred tax assets were recognised as Receivables under current assets. Under IFRS, they are classified as non-current assets. The effect is to increase Deferred tax assets and to decrease Receivables by USD 5.0 million at December 31, 2005.

(f) Under Dutch GAAP, inventories were measured at market value. Under IFRS, the Company has adopted a policy that measures cost on the basis of a first-in first-out ("FIFO") formula. The effect is to decrease Inventories by USD 2.2 million at January 1, 2004 and by USD 4.9 million at December 31, 2005 and to decrease Materials cost by USD 2.7 million for the year ended December 31, 2005. This adjustment to Materials cost impacted tax expense with a decrease of USD 0.6 million.

(g) Under Dutch GAAP, cash margin balances with futures exchanges were considered to be part of the Company's economic inventory position and classified as inventory, whereas under IFRS these are classified as cash and cash equivalents. Open futures and swap contracts were classified as inventory under previous GAAP, whereas they are classified as derivative financial instruments under IFRS.

At January 1, 2004, the effect is to decrease Inventories by USD 1.9 million and to increase Cash and cash equivalents by USD 5.6 million, and Derivative financial instruments by USD 0.2 million (assets) and USD 3.9 million (liabilities). At December 31, 2005, the effect is to decrease Inventories by USD 17.2 million and to increase Cash and cash equivalents by USD 16.9 million, and to increase Derivative financial instruments by USD 2.4 million (assets) and USD 2.1 million (liabilities).

(h) Under Dutch GAAP, unrealised gains and losses relating to forward exchange contracts were not recognised in the balance sheet under its previous GAAP hedging policy. Under IFRS, the Company has decided not to apply hedge accounting, and therefore all unrealised gains and losses at balance sheet date relating to forward exchange contracts are recognised in the balance sheet.

The measurement of these derivatives at fair value has increased Derivative financial instruments (assets) by USD 6.2 million at January 1, 2004. As at December 31, 2005, Derivative financial instruments (liabilities) increased by USD 0.3 million, and materials cost increased by USD 3.7 million.

(i) The balance of translation differences at the date of transition to IFRS of USD 16.7 million was charged to Retained earnings.

(j) Under Dutch GAAP, a shareholder loan of USD 43.3 million was classified as non-current as at December 31, 2003 because it was expected that the loan would be renewed in 2004. Under IFRS, this loan is classified as a current liability, since the Company does not have the unconditional right to defer settlement for at least 12 months after the balance sheet date.

(k) Under Dutch GAAP, certain pension obligations were recognised in accordance with local laws and regulations, whereby in 2005 a change in accounting principle was adopted. Under IFRS, these pension obligations are accounted for in accordance with IAS 19. In accordance with IFRS 1, the cumulative actuarial gains and losses existing at January 1, 2004 amounting to USD 4.6 million have been recognised for all defined benefit plans.

The effect is to increase Liabilities for employee benefits by USD 4.6 million at January 1, 2004 and by USD 4.8 million. As at December 31, 2005, Liabilities for employee benefits decreased by USD 0.4 million, Translation reserve increased by USD 0.7 million at December 31, 2005, Retained earnings decreased by USD 0.6 million and Personnel expenses decreased by USD 0.3 million for the year ended December 31, 2005.

(l) A deferred tax asset was not recognised on these timing differences, as there was insufficient evidence as at January 1, 2004 that future taxable profits would be available against which these differences could be utilised.

(m) Under Dutch GAAP, no provision was formed for the environmental remediation programs as at 31 December 2003 since no reliable estimate could be made. An expert was hired in 2005, whose report was the basis for forming a provision in the 2005 Dutch GAAP financial statements. Under IFRS, this report is used to determine the environmental remediation provision as at 1 January 2004. The effect is to increase provisions by USD 21.0 million and to decrease retained earnings by USD 21.0 million.

(n) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004	December 31, 2005
Share issue costs	c	$ (0.1)	$ —
Amortisation goodwill	d		0.1
Inventories	f	(2.2)	(4.9)
Corporate income tax	f	—	0.6
Derivative financial instruments	h	6.2	(0.3)
Environmental remediation	m	(21.0)	—
Employee benefits	k	(4.6)	0.4
Change in equity		$(21.7)	$(4.1)

Reconciliation of the income statement for 2005

	Notes	Dutch GAAP	2005 Effect of transition to IFRS	IFRS
Revenue	u	$2,571.9	$(304.5)	$2,267.4
Materials cost (previous GAAP: Cost of sales)	f, h, o,p,q,t,u	2,400.8	(361.0)	2,039.8
Personnel expenses	k, p	—	28.9	28.9
Selling and distribution expenses	f, h, o,p,q,r,t	4.2	(4.2)	—
Operating expenses	o,p,r	—	32.5	32.5
Depreciation and amortisation	c, d, q	14.7	(0.5)	14.2
Other administrative expenses	o,p,r	5.1	—	5.1
Exceptional expenses	s	20.7	(20.7)	—
Operating income		126.4	20.5	146.9
Financial income		0.9	—	0.9
Financial expense		(3.2)	—	(3.2)
Foreign exchange gain/(loss)	t	—	(5.7)	(5.7)
Net income before tax		124.1	14.8	138.9
Income tax expense	f	4.1	0.6	4.7
Net income		$ 128.2	$ 15.4	$ 143.6

Notes to the reconciliation of the income statement for 2005

The transition to IFRS can be explained as follows:

(o) Under Dutch GAAP, refining expenses were included in materials cost. Under IFRS, refining expenses are part of operating expenses in the income statement. In 2005, an amount of USD 33.8 million is reclassified as a result.

(p) Under Dutch GAAP, personnel expenses were included in materials cost and other administrative expenses. Under IFRS, personnel expenses are classified separately in the income statement. In 2005, USD 22.2 million is reclassified from materials cost, an amount of USD 1.6 million from selling and distribution expenses and an amount of USD 6.7 million from other administrative expenses

(q) Under Dutch GAAP, the amortisation of investment grants received was included in materials cost, whereas under IFRS, this amount is classified as a deduction of Depreciation and amortisation. In 2005, an amount of USD 0.3 million is reclassified.

(r) Under Dutch GAAP, selling and distribution expenses were shown separately, whereas they are included in other administrative expenses under IFRS. In 2005 an amount of USD 4.2 million is reclassified as a result.

(s) Under Dutch GAAP, exceptional expenses of USD 20.7 million recorded in 2005 relate to the forming of a provision for environmental remediation expenses. As set out in (m), under IFRS this provision is formed as at 1 January 2004. Accordingly, the expense in the 2005 Dutch GAAP income statement is eliminated.

(t) Under Dutch GAAP, foreign exchange gains and losses were included in materials cost, whereas they are now shown separately as financial income and expense. In 2005, an amount of USD 5.7 million is reclassified as a result.

(u) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 304.5 million and decrease materials cost by USD 304.5 million for the year ended December 31, 2005.

Explanation of material adjustments to the cash flow statement for 2005

A declared dividend was shown as investing activities in the 2005 cash flow statement under Dutch GAAP, whereas this was eliminated for IFRS purposes. Furthermore, in 2005, under Dutch GAAP, the acquisition of a subsidiary was not shown on the line item acquisition of subsidiary, but the assets and liabilities acquired were shown as part of the cash from operating activities. This was adjusted in the IFRS cash flow statement.

There are no other material differences between the cash flow statements presented under previous GAAP and the cash flow statements presented under IFRS.

Willemstad, Curaçao, Netherlands Antilles, August 30, 2006

The Board of Directors:

B. Jones
K. Ovelmen
Equity Trust (Curaçao) N.V.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financials Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-147

Consolidated Balance Sheets as of December 31, 2004 and 2003 .... F-148

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003 .... F-149

Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 ...... F-150

Notes to the Consolidated Financial Statements F-151

KPMG

Auditors' Report

In our opinion, the Dutch GAAP consolidated financial statements of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles, for the year 2004 and the comparative data for the year 2003, as included on pages F-148 to F-162 of this offering circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified auditors' report on these financial statements on 26 April 2005.

For a better understanding of the company's financial position and results and of the scope of our audit, the consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' report thereon.

Amstelveen, 6 October 2006

KPMG ACCOUNTANTS N.V.

den Hollander

G.-P. den Hollander RA

07-727

European Petroleum Holdings N.V.
Consolidated Balance Sheets as of December 31, 2004 and 2003
(In thousands of US dollars)
(before appropriation of result)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	1	$ 162	$ 207
Tangible fixed assets	2	160,350	134,300
		160,512	134,507
Current assets			
Inventories	3	120,487	145,103*
Accounts receivable	4	94,743	81,909
Securities	5	246	228
Cash at banks and in hand	6	45,429	24,180
		260,905	251,420
Current liabilities	7	192,697	216,315
Net current assets		68,208	35,105
Total assets less current liabilities		$228,720	$169,612
Represented by:			
Long-term debt			
Shareholder's loan	8	$ —	$ 43,337
Other long-term debt	9	17,494	6,092
		17,494	49,429
Provisions	10	11,112	9,625
Investment grants	11	2,001	2,063
Group equity			
Shareholders' equity	12	198,113	108,495*
		$228,720	$169,612

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	Notes	2004	2003
Net sales	13	$ 1,897,881	$ 1,419,112
Cost of sales		(1,789,121)	(1,349,135)*
Gross profit		108,760	69,977
Costs and expenses			
Selling and distribution		(3,914)	(4,134)
Depreciation and amortisation		(15,201)	(12,796)
Other general and administrative		(5,303)	(9,220)
Total operating expenses		(24,418)	(26,150)
Net margin on turnover		84,342	43,827
Other operating income	14	1,110	1,380
		85,452	45,207
Interest			
Interest income		331	457
Interest expense		(1,940)	(1,551)
		(1,609)	(1,094)
Result before taxation		83,843	44,113
Taxation on result	15	(1,699)	(1,619)
Net result after tax		$ 82,144	$ 42,494

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Cash Flow Statement for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
Net result after tax	$ 82,144	$ 42,494*
Depreciation and amortisation of fixed assets	15,201	12,796
	97,345	55,290
Movement in investments grants	(62)	2,063
Movement in provisions	1,487	9,625
Movement in working capital (excluding cash at banks and in hand)	(11,854)	1,752*
	(10,429)	13,440
Cash flow from operations	86,916	68,730
Investments (balance) in:		
• Intangible fixed assets	—	(216)
• Tangible fixed assets	(29,277)	(123,830)
Cash flow from investment activities	(29,277)	(124,046)
Increase of share capital	—	48,955
(Increase)/decrease of long-term debt	(31,935)	36,254
	(31,935)	85,209
Movement in cash at banks and in hand	25,704	29,893
Cash at banks and in hand at beginning of the year	24,180	230
Translation differences	(4,455)	(5,943)
Cash banks and in hand at end of year	$ 45,429	$ 24,180

* Adjusted for comparison purposes.

General

Relationship with parent company and principal activities

The Company is a limited liability company in the Netherlands Antilles ('naamloze vennootschap' or 'N.V.'), where 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda.

The Company is a holding and finance company; the principal activities of the group consist of oil refining, trading and distribution.

Group re-organisation

In May 2003, National Petroleum Limited contributed its main refining and trading subsidiaries operating in North West Europe to the Company in exchange for new shares in the Company. The basis for the contribution was the net asset value on 1 January 2003.

In December 2003, all related party loans to group companies were replaced by one loan from National Petroleum Limited to the Company.

In December 2004, ownership of the Company was transferred to Sovereign Holding Limited.

Change in accounting principles

As from 1 January 2004, part of inventories held for refining, formerly valued at the lower of cost or market value, is valued at net realisable value. This change in valuation method has been carried through, based on accounting principles as included in the Netherlands Civil Code and in the guidelines for annual reporting as published under the auspices of the Council for Annual Reporting. This change resulted in an increase in the value of inventories as per 1 January 2004 amounting to approximately USD 16.2 million and is reflected in shareholders' equity as per that date. There are no corporate income tax consequences. Where applicable, the 2003 comparative figures have been adjusted accordingly.

Comparative figures

Certain figures for 2003 have been reclassified to enable comparison with 2004.

The 2003 comparative figures are stated as if the actual structure of the group was effective as from 1 January 2003.

Company financial statements

The financial results of European Petroleum Holdings N.V. are included in the consolidated financial statements. For this reason the profit and loss account of European Petroleum Holdings N.V. exclusively states the share in the result after taxation of companies in which participating interests are held and the general result after taxation.

Consolidation principles

The consolidated financial statements include the financial data of European Petroleum Holdings N.V. and its group companies. Group companies are these entities in which European Petroleum Holdings N.V. has a direct or indirect controlling interest.

Intercompany debts, receivables and transactions, as well as profits made within the group, are eliminated in the consolidated financial statements. The group companies are consolidated in full. There are no minority interests.

For a summary of the consolidated group companies, see note 16 to the company financial statements under 'Financial fixed assets'.

Principles for the valuation of assets and liabilities and the determination of the result

General

The principles adopted for the valuation of assets and liabilities and determination of the result are based on the historical cost convention.

Insofar as not stated otherwise, assets and liabilities are shown at nominal value.

The income and expenses are accounted for in the period to which they relate.

Principles for the translation of foreign currencies

The reporting currency in the financial statements of European Petroleum Holdings N.V. is the US dollar (USD).

The costs and income arising from transactions in foreign currencies and non-monetary balance sheet items or monetary receivables and debts are translated at the exchange rate applicable on the transaction date or balance sheet date respectively.

Exchange rate differences are added or charged to the profit and loss account as financial income or expenditure respectively.

The group companies and participating interests abroad qualify as foreign units. Foreign currency balance sheet items of foreign units are all translated at the exchange rate applicable on balance sheet date. Foreign currency profit and loss account items of foreign units are translated at the exchange rate applicable on transaction date. If this spot rate is not available, the average rate over the reporting period is used. Exchange differences resulting from the conversion of foreign units (including group loans to foreign units) are added or charged directly to the shareholders' equity of European Petroleum Holdings N.V.

The group uses forward sales of US dollars to hedge some of its exposure to foreign exchange risk on projected forward costs contracted for in other currencies. The group does not engage in currency trading. Forward sales are measured at fair value which is based on their quoted market price at the balance sheet date. Realised gains and losses are recognised to income at the same time as the underlying costs hedged. If the underlying foreign costs hedged are no longer expected to take place, the unrealised gain or loss will be recognised to income.

Intangible fixed assets

Share issue costs

Share issue costs are valued at cost. The capitalised costs are amortised in five years according to the straight-line method.

A statutory reserve is formed for the capitalised share issue costs that have not yet been written down.

Licenses

Licenses are valued at actual cost.

The capitalised amount is amortised according to the straight-line method during the ten-year contract period.

Tangible fixed assets

Land and buildings, machinery and equipment and other fixed operating assets are stated at cost of acquisition or manufacture, less accumulated depreciation.

The cost of the assets manufactured by the Company in-house comprises the direct costs of manufacture, surcharges for indirect production costs and interest paid to third parties during the period of construction or manufacture.

Depreciation is calculated as a percentage of the purchase price according to the straight-line method on the basis of useful life. Land and tangible fixed operating assets under constuction and prepayments of tangible fixed assets are not written down.

The following rates of depreciation are applied:

Buildings	2.5-5%
Machinery and equipment	5-25%
Other fixed operating assets	5-33%

Maintenance expenditure is exclusively capitalised where this extends the useful life of the asset. In addition, part of the interest on debt over the period of manufacture is attributed to the cost of manufacture.

Impairment or disposal of fixed assets

The Company states intangible, tangible and financial fixed assets in accordance with accounting principles generally accepted for financial reporting in the Netherlands. Pursuant to these principles, long-lived assets should be assessed on impairment in the case of changes of circumstances arising that lead to the suspicion that the book value of the asset will not be recovered. The recoverability of assets in use is determined by comparing the book value of an asset with the discounted future net cash flow that the asset is expected to generate. If the book value of an asset exceeds the estimated future cash flow, an amount for impairment is charged to the result equal to the difference between the book value and the fair value of the asset. Assets for sale are stated at book value or lower market value, less selling costs.

Inventories

The group protects the value of some of its crude oil and products inventories through forward sales of physical oil at fixed prices, sales of energy futures contracts, SWAP contracts and sales of traded cargo contracts for cude oil and oil products. The group values its crude oil and product inventories and the financial instruments used to hedge the value of inventories at market value so as to accurately reflect the economic effect of its crude and product hedging programmes. Cash margins and unrealised gains and losses on open contracts, valued at market price, are included in inventories at year-end.

Refinery raw materials are stated at cost.

Where necessary, inventories are stated after deduction of a provision for obsolescence.

Accounts receivable

Accounts receivable are stated at nominal value less bad-debt provisions, if any.

Securities

The securities are valued at the lower of cost or market value.

Provisions

The past-service obligations in respect of the defined benefit pension scheme are arranged through third parties and are calculated on the basis of information received from the relevant insurance company.

The obligations in respect of an early retirement scheme for certain employees are calculated on basis of actuarial calculations and an interest rate of 4%.

In addition, provisions have been set-up concerning the estimated costs for pending claims.

Investment grants

Government grants received related to tangible fixed assets investments, are amortised over the life of the asset to which they relate.

Revenue accounting

The Company recognises all contractual sales of oil, for physical delivery and fees charged to customers for related services as sales revenue. Net profits or losses from futures and SWAP contracts are included in cost of sales.

Net turnover comprises the proceeds from the sale and delivery of goods and services after deducting discounts and bonuses as well as taxes and excise duties on sales.

Dispatch and transport costs charged to clients are recognised as turnover. Income from services is recognised as turnover as the service is provided.

Taxes on income

Taxation on income comprises taxes payable in the short term, taking account of tax rulings, tax facilities, non-deductible costs and other differences in the income for tax purposes.

The tax provision is reduced to the extent that tax rebates can be obtained by carrying back the current year's losses against previous years' taxable profits. No provision for taxes is made on taxable income which can be set off against tax losses from previous years.

Consolidated cash flow statement

The consolidated cash flow statement has been prepared using the indirect method.

Cash flows from financial derivatives that are stated as market value hedges or cash flow hedges are attributed to the same category as the cash flows from the hedged balance sheet items. Cash flows from financial derivatives to which hedge accounting is no longer applied, are categorised in accordance with the nature of the instrument as from the date on which the hedge accounting is ended.

The use of estimates

During the preparation of the financial statements, the management must, in accordance with the general prevailing principles, make certain estimates and assumptions that co-determine the stated amounts. The actual results may deviate from these estimates.

Financial instruments

Classification

Trading instruments are those that the group principally holds for the purpose of hedging price exposure on inventories. These comprise futures contracts and SWAP contracts. All trading derivatives in a net receivable position (positive fair value) are reported as additions to inventory. All trading derivatives in a net payable position (negative fair value) are reported as reductions to inventory.

Recognition

The group recognises financial assets and financial liabilities held for trading on the date it commits to purchase or sell short the instruments. From this date any gains and losses arising from changes in fair value of the assets or liabilities are recognised.

Measurement

Financial instruments are measured initially at cost including transaction costs. For financial assets acquired, cost is the fair value of the consideration given, while for financial liabilities, cost is the fair value of consideration received.

Subsequent to initial recognition, all trading instruments are measured at fair value.

Specific instruments

Futures and SWAP contracts

The fair value of open positions in futures contracts are calculated on reported market prices of the underlying contract variables. Realised and unrealised gains and losses are included in cost of sales in the profit and loss account.

Open futures contracts are considered effectively closed and derecognised when the number of contracts bought long and sold short on the same exchange offset each other and as such, only the cost/proceeds associated with the net position is reflected in these financial statements.

SWAPS are agreements between the group and third parties that allow the group to acquire an exposure to the price movement of commodities without actually purchasing or selling the commodity.

Open SWAP agreements are carried at the net amount due to/from the SWAP agreement, including unrealised gains and losses on the SWAPS, and are recorded as inventories in the balance sheet. Realised gains and losses are recorded as cost of sales in the profit and loss account.

1 Intangible fixed assets

The movements of the intangible fixed assets can be shown as follows:

	Share issue costs	Licenses	Total
Balance as at 1 January:			
• Acquisition cost	$ 93	$ 858	$ 951
• Accumulated amortisation and downward value adjustments	(38)	(706)	(744)
• Book value	$ 55	$ 152	$ 207
Changes in book value:			
• Amortisation	$(13)	$ (41)	$ (54)
• Exchange differences	2	7	9
• Balance	$(11)	$ (34)	$ (45)
Balance as at 31 December:			
• Acquisition cost	$100	$ 925	$1,025
• Accumulated amortisation and downward value adjustment	(56)	(807)	(863)
• Book value	$ 44	$ 118	$ 162

2 Tangible fixed assets

The movements of the tangible fixed assets are as follows:

	Land and buildings	Machinery and equipment	Software	Other fixed operating assets	Assets under construction and prepayments	Total
Balance as at 1 January:						
• Acquisition cost/cost of manufacture	$ 10,821	$ 301,573	$ 4,032	$ 4,512	$ 35,025	$ 355,963
• Accumulated depreciation and downward value adjustment	(9,067)	(206,812)	(2,038)	(3,746)	—	(221,663)
• Book value	$ 1,754	$ 94,761	$ 1,994	$ 766	$ 35,025	$ 134,300
Changes in book value:						
• Investments	$ 182	$ 48	$ 109	$ 33	$ 28,997	$ 29,369
• Transfers	3	29,249	1,395	(101)	(30,543)	3
• Disposals	—	(50)	(24)	(13)	(8)	(95)
• Depreciation	(205)	(13,983)	(771)	(188)	—	(15,147)
• Exchange differences	136	8,910	231	35	2,608	11,920
• Balance	$ 116	$ 24,174	$ 940	$ (234)	$ 1,054	$ 26,050
Balance as at 31 December:						
• Acquisition cost/cost of manufacture	$ 11,873	$ 357,424	$ 5,980	$ 4,283	$ 36,079	$ 415,639
• Accumulated depreciation and downward value adjustment	(10,003)	(238,489)	(3,046)	(3,751)	—	(255,289)
• Book value	$ 1,870	$ 118,935	$ 2,934	$ 532	$ 36,079	$ 160,350

3 Inventories

	2004	2003
Inventories of crude oil and products inventories	$114,335	$140,017
Refinery raw materials	6,152	5,086
	$120,487	$145,103

Crude oil and products inventories were pledged in favour of credit institutions.

The group had the following open commitments relating to purchases and sales of oil at 31 December 2004:

• Purchases

	2004
Purchases of oil not yet delivered for which the price has been fixed	$ 4,445
Future contracts—long positions	63,002
SWAP contracts	13,748
	$81,195

• Sales

	2004
Sales of oil not yet delivered for which the price has been fixed	$ 10,436
Future contracts—short positions	108,388
SWAP contracts	24,500
	$143,324

3 Inventories (Continued)

The group uses futures contracts quoted on the Nymex and the IPE both for trading and for hedging its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract value are settled daily. Futures contracts have little credit risk because the counterparties are futures exchanges.

4 Accounts receivable

	2004	2003
Accounts receivable from trade debtors	$91,992	$75,526
Other receivables	1,131	4,831
Prepayments and accrued income	1,620	1,552
	$94,743	$81,909

Substantially all accounts receivable from trade debtors have been pledged as collateral for liabilities to credit institutions.

5 Securities

	2004	2003
Zero-coupon bonds	$246	$228

The zero-coupon bonds are held to cover a payment due to a former employee upon reaching retirement age.

6 Cash at banks and in hand

Cash balances amount to USD 45.4 million (2003: USD 24.2 million) and include short-term deposits USD 5.6 million (2003: USD 13.6 million). Most of these balances were pledged to banks as collateral for letters of credit, guarantees or loans. These funds are payable on demand to the extent that the Company respects its collateral and equity commitments to its bankers.

7 Current liabilities

	2004	2003
Bank overdrafts	$ —	$ 51,856
Current portion of long-term debt	5,414	9,435
Trade creditors	117,490	129,727
Affiliates	39,854	—
Taxes and social security contributions	21,448	12,181
Other payables and accrued expenses	8,491	13,116
	$192,697	$216,315

8 Shareholder's loan

The loan from the former shareholder, National Petroleum Limited, was granted for an initial period of one year, commencing in November/December 2003, with an interest rate of USD LIBOR plus 1.375% per annum. The outstanding balance on this loan amounting to USD 39.5 million at 31 December 2004 has been classified as current liability as it is anticipated that a major part of this loan will be repaid in 2005.

9 Other long-term debt

	2004	2003
Debts to credit institutions	$15,842	$3,592
Debt to Electrabel	1,282	2,157
Other	370	343
	$17,494	$6,092

Debts to credit institutions

	2004
Outstanding principal amount as at 31 December	19,667
Current portion as at 31 December	3,825
Long term as at 31 December	15,842

These are two terms loans in place to finance the construction of an isomerisation unit at the refinery. The full amount of these loans when drawn down will amount to EUR 20.5 million (USD 27.9 million). Both loans are repayable over 3 years in equal instalments commencing in June 2005. Interest is payable monthly.

10 Provisions

	Claims	Pensions	Total
Balance as at 1 January	$4,673	$4,952	$ 9,625
Changes:			
• Additions, charged to the result	214	1,288	1,502
• Paid during 2004	—	(981)	(981)
• Transfer	132	—	132
• Exchange differences	396	438	834
Balance as at 31 December	$5,415	$5,697	$11,112

Claims

The provision for claims relates mainly to a court case with the Belgian authorities regarding value-added and excise taxes.

Pensions

The provision for pensions relates mainly to the obligation in respect of an early retirement scheme for certain employees.

11 Investment grants

The changes in the investment grants can be specified as follows:

	2004
Balance as at 1 January	$2,063
Changes:	
• Released to income	(206)
• Exchange differences	144
Balance as at 31 December	$2,001

12 Shareholders' equity

For a detailed description of the shareholders' equity, we refer to note 19 in the company financial statements.

Financial instruments and associated risks

Market risk

Market risk is the risk that changes in commodity prices will make an instrument less valuable or more onerous. All trading and derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect net earnings.

Foreign exchange risk

As per 31 December 2004, the group had hedged some of its foreign exchange exposure for 2005, through the use forward foreign exchange contracts for almost every month in 2005. All the forward exchange contracts entered into as of 31 December 2004 qualify for cash flow hedge accounting and are accordingly recorded as described before in the section "Financial Instruments".

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the group policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

Short-term and long-term borrowings are subject to market related rates.

Fair values

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the group's positions in energy futures and SWAP contracts are based upon brokers' representative prices and are presented in note 3 under 'Open futures contracts' and 'Unrealised loss on petroleum SWAP contracts, net'. The outstanding notional amounts of the underlying contracts are likewise included in note 3 under open commitments: 'Futures contracts-long positions', 'Futures contracts-short positions' and 'SWAP contracts'. The fair value of inventories is disclosed in note 3.

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Short-term bank loans and commitments

The group has lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for SWAP counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the

12 Shareholders' equity (Continued)

majority of cash balances and deposits are pledged. Short-term bank loans bear interest at Libor-related rates.

Credit facilities

As at 31 December, in addition to trade finance facilities, group companies had been granted credit facilities amounting to EUR 28 million (USD 38.2 million).

At that date these facilities were utilised as follows:

	EUR 1,000	USD 1,000
Debts to credit institutions (see note 9)	14,439	19,667
Excise and other guarantees	361	492
	14,800	20,159

These loans and guarantees were secured by guarantees and pledges amounting to EUR 31.0 million (USD 42.2 million).

Letters of credit

As at 31 December 2004, the group had USD 165 million (2003: USD 115 million) worth of open letters of credit.

Forward exchange contracts

The group's commitment for the notional amount of forward exchange contracts outstanding at 31 December 2004 totals USD 25 million (2003: USD 57 million).

Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain group companies, which the Company disputes. Although the outcome of these disputes cannot be predicted with any certainty, management believes, partly on the basis of legal advice, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the group amounted to approximately USD 25.5 million (EUR 18.7 million), mainly in favour of tax and excise authorities.

Long-term financial liabilities

Long-term obligations in respect of long lease of land on which the Antwerp refinery is built, amount to USD 34.5 million (EUR 25.3 million) up to the year 2047.

Commitments

In addition to the commitments relating to inventories (see note 3) purchase and capital commitments at 31 December 2004 amount to approximately USD 8.0 million (EUR 5.9 million).

Off-balance sheet commitments (Continued)

Contingent liabilities

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation will be carried out in 2005, which will better define the boundaries of the contaminated spots.

There is currently no legal requirement to clean up this pollution before 2030. No provision has been made for potential soil remediation costs.

13 Net turnover

The net turnover can be specified as follows:

	2004	2003
Trading sales, including of products, refined by third parties	$ 305,183	$ 179,821
Sales of products, refined by BRC	1,592,698	1,239,291
	$1,897,881	$1,419,112

The net turnover per geographical area is:

	2004	2003
Europe	$1,451,758	$1,170,295
North America	300,323	161,435
Latin America, Caribbean	38,819	22,920
Africa, Middle East	106,981	64,462
	$1,897,881	$1,419,112

14 Other operating income

	2004	2003
Generated electricity delivered to Electrabel	$1,110	$ 911
Other	—	469
	$1,110	$1,380

Staff

During the financial year, the average number of employees in the group, converted into full-time equivalents, amounted to 229 (2003: 230).

This staff group (average number of people) can be divided into the following staff categories:

	2004	2003
Selling	12	10
Management and administration	39	41
Refining	73	73
Maintenance	35	36
Technical services and safety	37	37
Blending and dispatch	33	33
	229	230

Wages, salaries and social security charges

Cost of sales and operating expenses include:

	2004	2003
Salaries and wages	$16,414	$14,831
Contributions to social security institutes	7,768	7,335
Pension charges	1,489	1,110
	$25,671	$23,276

15 Taxation on result

The tax charge, as included in the profit and loss account for 2004, amounts to USD 1.7 million or approximately 2.0% of the result before taxation. The low effective tax rate is due to the fact that some subsidiaries have significant accumulated tax losses and one subsidiary has a special tax ruling.

Index to the Interim Condensed Consolidated Financial Statements

European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-164

Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005 .... F-165

Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-166

Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 .... F-167

Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 .... F-168

Notes to the Interim Condensed Consolidated Financial Statements F-169

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed consolidated financial statements for the six months ended June 30, 2006 and June 30, 2005 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). These interim condensed consolidated financial statements have been prepared for inclusion on pages F-165 to F-173 in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards IAS 34.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards IAS 34. Our responsibility is to express a conclusion on the interim condensed consolidated financial statements based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

European Petroleum Holdings N.V.

Interim Condensed Consolidated Income Statements

For the Six Months Ended June 30, 2006 and 2005

(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Revenue		$1,526.7	$1,088.7
Materials costs		1,403.8	983.0
Personnel expenses		27.3	16.7
Operating expenses		15.1	10.6
Depreciation and amortisation		8.9	8.4
Other administrative expenses		4.6	2.2
Operating income		**67.0**	**67.8**
Financial income		0.6	0.4
Financial expense		(4.9)	(1.2)
Foreign currency exchange gain/(losses)		1.3	(0.4)
Net income before tax		**64.0**	**66.6**
Income tax (expense)/benefit	6	(7.3)	0.4
Net income		**$ 56.7**	**$ 67.0**

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Balance Sheets

At June 30, 2006 and as of December 31, 2005

(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Assets			
Intangible assets		$ 6.8	$ 8.1
Property, plant and equipment	2	164.7	149.1
Deferred tax assets		5.1	5.0
Total non-current assets		**176.6**	**162.2**
Inventories	3	316.3	281.7
Trade and other receivables		119.3	138.8
Securities		0.2	0.2
Corporate income tax		0.3	0.4
Derivative financial instruments	11	0.8	2.4
Cash and short-term deposits	4	26.6	88.4
Total current assets		**463.5**	**511.9**
Total assets		**$640.1**	**$674.1**
Liabilities and Shareholders' Equity			
Interest-bearing loans and borrowings	5	$ 20.4	$ 14.1
Employee benefits	8	9.8	10.0
Provisions	9	21.9	19.9
Investment grants		5.4	4.4
Deferred tax liabilities		0.4	0.4
Total non-current liabilities		**57.9**	**48.8**
Short-term borrowings		91.1	112.5
Interest-bearing loans and borrowings	5	2.9	10.2
Trade and other payables		212.4	301.3
Corporate income tax		7.1	—
Derivative financial instruments	11	5.5	2.4
Total current liabilities		**319.0**	**426.4**
Equity			
Equity attributable to shareholders' of the parent		263.2	198.9
Total equity		**263.2**	**198.9**
Total liabilities and shareholders' equity		**$640.1**	**$674.1**

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Cash flows from operating activities			
Net income		$ 56.7	$ 67.0
Adjustments for:			
Depreciation of property, plant and equipment		7.3	8.6
Amortisation of intangible assets		1.4	—
Amortisation of investment grants received		(0.2)	(0.1)
Addition to investment grants		0.8	—
Changes in provisions		(0.1)	4.4
Income taxes expense/(benefit)		7.3	(0.4)
Financial expense/(income)		4.3	0.8
Changes in working capital			
Increase in inventories		(33.9)	(44.6)
Decrease/(increase) in receivables		20.6	(48.6)
Increase/(decrease) in liabilities		1.8	(76.6)
Increase in derivative financial instruments	11	4.7	25.7
Interest paid		(4.3)	(0.8)
Income taxes paid		(0.1)	(0.5)
Net cash provided by/(used in) operating activities		66.3	(65.1)
Cash flows from investing activities			
Acquisition of property, plant and equipment	2	(12.4)	(13.1)
Disposal of property, plant and equipment	2	1.3	—
Disposal of intangible assets		0.4	—
Net cash used in investing activities		(10.7)	(13.1)
Cash flows from financing activities			
Loans obtained		1.3	8.2
(Decrease)/increase of short-term borrowings		(21.4)	51.4
Dividends paid	7	(98.0)	(3.5)
Net cash (used in)/provided by financing activities		(118.1)	56.1
Net increase in cash and short-term deposits		(62.5)	(22.1)
Cash and short-term deposits at January 1,		88.4	43.6
Effect of exchange rate fluctuations		0.7	(1.1)
Cash and short-term deposits at June 30,		$ 26.6	$ 20.4

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2005		$49.0	$0.4	$ 5.4	$116.9	$171.7
Translation differences				(10.7)		(10.7)
Net income recognised directly into equity		—	—	(10.7)	—	(10.7)
Result for the year					67.0	67.0
Total recognised income and expense for the period		—	—	—	67.0	67.0
Dividends paid to shareholders	7				(4.5)	(4.5)
Balance at June 30, 2005		$49.0	$0.4	$ (5.3)	$179.4	$223.5
Balance at January 1, 2006		$49.0	$0.3	$ (6.5)	$156.1	$198.9
Translation differences				7.6		7.6
Net income recognised directly into equity		—	—	7.6	—	7.6
Result for the year					56.7	56.7
Total recognised income and expense for the period		—	—	—	56.7	56.7
Dividends paid to shareholders	7				—	—
Balance at June 30, 2006		$49.0	$0.3	$ 1.1	$212.8	$263.2

See notes to interim condensed consolidated financial statements

1 Business and basis of preparation for the interim condensed consolidated financial statements

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

The interim consolidated financial statements of the Company for the six months ended June 30, 2006 and June 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

Basis of preparation

The interim condensed consolidated financial statements of EPH has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed consolidated financial statements of EPH have been prepared in accordance with International Financial Reporting Standards IAS 34, *Interim Financial Reporting*.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2005.

All amounts included in the interim consolidated financial statements and notes are presented in USD (also referred to as "$") and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The interim condensed consolidated financial statements was authorized for issuance by the Board of Directors on October 4, 2006.

2 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 12.4 million (2005: USD 13.1 million).

Asset with a net book value of USD 1.3 million were disposed of by the Company during the six months ended June 30, 2006 (2005: nil).

3 Inventories

The write-down of inventories to lower realizable value amounted to USD 0.4 million for the six months ended June 30, 2006 (2005: USD 0.1 million).

4 Cash and short-term deposits

For the purposes of the interim consolidated cash flow statement, cash and short-term deposits for the six months ended June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006	December 31, 2005
Bank balances	$10.1	$14.7
Call deposits	6.8	56.8
Cash margins with futures exchanges	9.7	16.9
	$26.6	$88.4

Of the total amount included in cash and short term deposits at June 30, 2006 approximately USD 4.0 million was pledged due to various borrowing agreements (2005: USD 11.2 million).

5 Interest bearing loans and borrowings

During the six months ended June 30, 2006 the trade finance facilities were increased by USD 120 million, four out of five became committed until end of November 2006 with payment of upfront commitment fees. This also resulted in the financial covenants increasing from USD 25.0 million to USD 50.0 million for some of the facilities.

The Dexia and Natexis loans to BRC were repaid in June 2006 and were replaced by a loan from Barclays Bank, as negotiated by Petroplus International B.V.

6 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Current tax expense		
Current year	$(6.9)	$(0.8)
	(6.9)	(0.8)
Deferred tax benefit		
Benefit of tax losses recognised	(0.4)	1.2
	(0.4)	1.2
Total income tax (expense)/benefit	$(7.3)	$ 0.4

7 Dividends paid and proposed

The interim dividend declared in December 2005 of USD 100.0 million was paid during the six months ended June 30, 2006. The total amount paid was USD 98.0 million, as the USD 100.0 million was offset by an advance due from SHL of 2.0 million. For further information see Note 12.

8 Employee benefit plans

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

9 Provisions

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. The total amount paid out under this plan will be approximately USD 2.5 million.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30, 2006	2005
Revenue from external customers		
Europe	$1,266.6	$ 929.3
North America	148.7	94.5
Latin America and Caribbean	—	28.3
Africa and Asia	111.4	36.6
	$1,526.7	$1,088.7

11 Financial Instruments

Set out below are the fair values of all the Company's financial instruments, that are included in the interim condensed consolidated financial statements:

	June 30, 2006	December 31, 2005
Assets		
Unrealised gains on futures contracts	$—	$—
Unrealised gains on petroleum swap contracts	0.1	2.4
Unrealised gains on forward foreign exchange contracts	0.7	—
	$0.8	$2.4
Liabilities		
Unrealised losses on futures contracts	$2.3	$1.8
Unrealised losses on petroleum swap contracts	3.2	0.3
Unrealised losses on forward foreign exchange contracts	—	0.3
	$5.5	$2.4

European Petroleum Holdings N.V.
Notes to the Interim Condensed Consolidated Financial Statements (Continued)
For the Six Months Ended and as of June 30, 2006 and 2005

11 Financial instruments (Continued)

The notional amounts of these instruments are as follows:

	June 30, 2006	December 31, 2005
Purchases		
Futures contracts—long positions	$ 18.8	$ —
Swap contracts	65.8	65.9
Forward foreign exchange contracts	18.3	67.1
	$102.9	$133.0
Sales		
Futures contracts—short positions	$168.7	$222.9
Swap contracts	141.2	79.9
	$309.9	$302.8

12 Related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial period:

	For the six months ended June 30, 2006	2005
Transactions		
Sales to West Indies Oil Corporation	$ —	$34.9
Purchase of services from Petrotrade SAM	$ —	$ 1.2
Dividend payment to SHL	$100.0	$ —
Repayment of loan from SHL	$ 6.2	$ —
Repayment of loan from NPL	$ —	$35.8
Payment by SHL against dividend of advance	$ —	$ 3.5

	June 30, 2006	December 31, 2005
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$ —	$ 6.2
Advance due from SHL	$ —	$ 2.0
Amount due from Petroplus International B.V	$55.0	$ —

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the consolidated financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the consolidated statements are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This

12 Related parties (Continued)

assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	For the six months ended June 30,	
	2006	2005
Short-term employee benefits	$5.3	$0.6
Post-employment benefits	0.1	0.1
	$5.4	$0.7

Total remuneration is included in personnel expenses. The significant increase in short-term employee benefits for the six months ended June 30, 2006 was due to transaction bonuses paid to key personnel of approximately USD 4.0 million.

Index to the Pro Forma Combined Financial Statements

Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005

Independent Assurance Report F-175

Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005 .... F-176

Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-178

Notes to the Pro Forma Combined Financial Statements F-180

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

AUDITORS' ASSURANCE REPORT ON THE PRO FORMA COMBINED FINANCIAL STATEMENTS OF PETROPLUS HOLDINGS AG FOR THE YEAR ENDED DECEMBER 31, 2005 AND SIX MONTHS ENDED JUNE 30, 2006

Introduction

We report on the pro forma combined financial statements of Petroplus Holdings AG, Zug, Switzerland as of December 31, 2005 and June 30, 2006 (hereafter referred to as the 'pro forma combined financial statements') as set out on pages F-176 to F-182 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. The pro forma combined financial statements has been prepared in accordance with the basis of preparation set out on page F-180 in this Offering Circular. This pro forma combined financial statements has been prepared for illustrative purposes only to provide information about how certain adjustments could have affected the combined financial statements for December 31, 2005 and June 30, 2006 respectively. Such pro forma adjustments are based upon the Board of Director's assumptions as described in the notes to the pro forma financial statements. Because of their nature, the pro forma financial statements has been prepared for illustrative purposes only and, therefore, does not necessarily represent the actual financial position or results for the year up to and including December 31, 2005 and the six months up to and including June 30, 2006 of Petroplus Holdings AG.

Responsibilities

It is the responsibility of the Board of Directors to prepare the pro forma combined financial statements in accordance with the Directive of the Swiss Exchange on the 'disclosures of supplemental financial figures in the listing prospectus'. Our responsibility is to form an opinion as to the proper compilation, for the purpose stated in the preceding paragraph, of this pro forma financial information based on our work.

Basis of opinion

We conducted our work in accordance with International Standard on Assurance Engagements 3000 and, accordingly, including such procedures as we considered necessary in the circumstances. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma combined financial information has been properly compiled on the basis stated. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the management of Petroplus Holdings AG. We believe that our work provides a reasonable basis for our conclusion.

Opinion

In our opinion, the pro forma combined financial statements has been properly prepared on the basis stated which is consistent with the accounting policies of the company. This conclusion has been formed on the basis of, and is subject to, the inherent limitations outlined elsewhere in this independent assurance report.

Rotterdam, November 10, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus Holdings AG
Unaudited Pro Forma Combined Income Statement
For the Six Months Ended June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$3,171.9	$1,307.2	$ —	$ —	$ —	$ —	$4,479.1
Material costs	2,974.2	1,198.8	—	—	—	—	4,173.0
Personnel expenses	50.1	22.6	—	0.4	—	2.0	75.1
Operating expenses	35.4	12.3	—	—	—	—	47.7
Depreciation and amortisation	19.6	7.5	5.5	5.0	—	—	37.6
Other administrative expenses	18.8	6.1	—	0.5	—	1.0	26.4
Operating income/(loss)	73.8	59.9	(5.5)	(5.9)	—	(3.0)	119.3
Financial income	13.9	0.5	—	6.1	(7.9)	—	12.6
Financial expense	1.8	(4.8)	—	(14.0)	7.9	27.8	18.7
Foreign currency exchange (losses)/gains	(0.9)	1.9	—	—	—	—	1.0
Share of losses from equity investments	(0.2)	—	—	—	—	—	(0.2)
Net (loss)/income before income taxes	88.4	57.5	(5.5)	(13.8)	—	24.8	151.4
Income tax benefit/ (expense)	(18.2)	(6.7)	1.7	1.4	—	(2.5)	(24.3)
Net income/(loss)	$ 70.2	$ 50.8	$(3.8)	$(12.4)	$ —	$22.3	$ 127.1

Petroplus Holdings AG
Unaudited Pro Forma Combined Income Statement
For the Year Ended December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$5,552.3	$2,267.4	$ —	$ —	$ —	$ —	$7,819.7
Material costs	5,375.5	2,039.8	—	—	—	—	7,415.3
Personnel expenses	77.6	28.9	—	—	—	4.0	110.5
Operating expenses	68.6	32.5	—	—	—	—	101.1
Depreciation and amortisation	40.7	14.2	13.2	9.4	—	—	77.5
Other administrative expenses	35.7	5.1	—	—	—	19.0	59.8
Operating income/(loss)	(45.8)	146.9	(13.2)	(9.4)	—	(23.0)	55.5
Financial income	16.3	0.9	—	11.6	(6.1)	—	22.7
Financial expense	(80.0)	(3.2)	—	(10.3)	6.1	55.6	(31.8)
Foreign currency exchange losses	(3.1)	(5.7)	—	—	—	—	(8.8)
Share of losses from equity investments	—	—	—	—	—	—	—
Net (loss)/income before income taxes	(112.6)	138.9	(13.2)	(8.1)	—	32.6	37.6
Income tax benefit/(expense)	6.4	4.7	4.0	0.8	—	(3.3)	12.6
Net income/(loss)	$ (106.2)	$ 143.6	$ (9.2)	$ (7.3)	$ —	$ 29.3	$ 50.2

Petroplus Holdings AG
Unaudited Pro Forma Combined Balance Sheet
As of June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 20.2	$—	$—	$(20.2)	$ —	$ —	$ —
Property, plant and equipment, net	959.5	—	—	269.0	—	—	1,228.5
Investment in consolidated subsidiary	—	—	—	90.2	(90.2)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.9	—	—	—	—	—	1.9
Deferred tax asset	7.6	—	—	—	—	—	7.6
Other non-current assets	324.9	—	—	11.5	(320.6)	—	15.8
Total non-current assets	1,314.5	—	—	350.5	(410.8)	—	1,254.2
Current assets							
Inventory	824.9	—	—	—	—	—	824.9
Trade debtors	401.7	—	—	—	—	—	401.7
Other receivables and prepayments	262.8	—	—	167.2	—	—	430.0
Derivative financial instruments	226.2	—	—	—	—	—	226.2
Income and non-income taxes	3.8	—	—	—	—	—	3.8
Securities	—	—	—	—	—	—	—
Cash at bank and in hand	101.3	—	—	251.1	—	—	352.4
Total current assets	1,820.7	—	—	418.3	—	—	2,239.0
Total Assets	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 709.8	$—	$—	$ —	$ —	$(687.9)	$ 21.9
Note payable to Petroplus International B.V	—	—	—	320.6	(320.6)	—	—
Employee Benefits	34.1	—	—	—	—	—	34.1
Deferred tax liability	121.4	—	—	62.8	—	—	184.2
Investments grants	5.3	—	—	—	—	—	5.3
Provisions for liabilities and charges	24.0	—	—	—	—	—	24.0
Total non-current liabilities	894.6	—	—	383.4	(320.6)	(687.9)	269.5
Current liabilities							
Short-term borrowings	637.2	—	—	—	—	(167.3)	469.9
Trade creditors	502.4	—	—	—	—	—	502.4
Taxes other than company income taxes	194.0	—	—	0.1	—	—	194.1
Company income tax	8.1	—	—	—	—	—	8.1
Derivative financial instruments	399.5	—	—	—	—	—	399.5
Other payables and accrued expense	159.8	—	—	0.3	—	—	160.1
Total current liabilities	1,901.0	—	—	0.4	—	(167.3)	1,734.1
Total liabilities	2,795.6	—	—	383.8	(320.6)	(855.2)	2,003.6
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	339.2	—	—	385.0	(90.2)	855.2	1,489.2
Total equity	339.6	—	—	385.0	(90.2)	855.2	1,489.6
Total liabilities and shareholders' equity	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 11.6	$ 8.2	$ —	$ (6.0)	$ —	$ —	$ 13.8
Property, plant and equipment, net	426.0	165.0	356.4	258.0	—	—	1,205.4
Investment in consolidated subsidiary	—	—	—	79.6	(79.6)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.8	—	—	—	—	—	1.8
Deferred tax asset	7.8	5.2	—	—	—	—	13.0
Other non-current assets	251.2	—	—	13.3	(251.2)	—	13.3
Total non-current assets	698.8	178.4	356.4	344.9	(330.8)	—	1,247.7
Current assets							
Inventory	481.7	294.3	—	—	—	—	776.0
Trade debtors	438.6	156.4	—	—	—	—	595.0
Other receivables and prepayments	219.2	—	—	157.8	—	—	377.0
Derivative financial instruments	285.4	5.3	—	—	—	—	290.7
Income and non-income taxes	2.8	—	—	—	—	—	2.8
Securities	—	0.2	—	—	—	—	0.2
Cash and short-term deposits	62.7	82.0	(211.2)	241.9	—	—	175.4
Total current assets	1,490.4	538.2	(211.2)	399.7	—	—	2,217.1
Total Assets	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 364.3	$ 23.6	$ 300.0	$ —	$ —	$(687.9)	$ —
Note payable to Petroplus International B.V	—	—	—	251.2	(251.2)	—	—
Employee benefits liability	22.5	10.2	—	—	—	—	32.7
Deferred tax liability	11.5	0.4	106.9	59.2	—	—	178.0
Investments grants	—	4.7	—	—	—	—	4.7
Provisions for liabilities and charges	2.3	22.0	—	—	—	—	24.3
Total non-current liabilities	400.6	60.9	406.9	310.4	(251.2)	(687.9)	239.7
Current liabilities							
Short-term borrowings	151.5	186.3	—	—	—	(167.3)	170.5
Trade creditors	651.4	200.5	—	—	—	—	851.9
Taxes other than company income taxes	222.9	—	—	—	—	—	222.9
Company income tax	5.4	6.1	—	—	—	—	11.5
Derivative financial instruments	485.2	1.1	—	—	—	—	486.3
Other payables and accrued expense	131.0	—	—	0.3	—	—	131.3
Total current liabilities	1,647.4	394.0	—	0.3	—	(167.3)	1,874.4
Total liabilities	2,048.0	454.9	406.9	310.7	(251.2)	(855.2)	2,114.1
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	140.8	261.7	(261.7)	433.9	(79.6)	855.2	1,350.3
Total equity	141.2	261.7	(261.7)	433.9	(79.6)	855.2	1,350.7
Total liabilities and shareholders' equity	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8

Notes to the Unaudited Pro Forma Combined Financial Statements

Purpose and basis of preparation

The unaudited pro forma combined financial statements consist of the unaudited pro forma combined income statements and unaudited pro forma combined balance sheets for the year ended December 31, 2005 and for the six months ended June 30, 2006. The pro forma combined financial statements were derived from audited combined financial information of Petroplus (Core Entities) and audited financial statements of EPH for the year ended December 31, 2005 and from unaudited interim condensed combined financial information of Petroplus (Core Entities) and unaudited interim condensed consolidated financial statements of EPH for the six months ended June 30, 2006 included elsewhere in this offering circular. The unaudited pro forma combined financial statements of Petroplus have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The unaudited pro forma combined financial statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements,* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is included in the historical combined financial information for 2005 of the Company, see Note 1.

All amounts included in the unaudited pro forma combined financial statements and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The accounting policies used in the unaudited pro forma combined financial statements reflect the accounting policies described in the respective historical combined financial information for 2005 for Petroplus (core entities). The unaudited pro forma combined financial statements are in accordance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus.

The purpose of these unaudited pro forma combined financial statements is to show the balance sheet and the income statement as if the EPH acquisition, the IPO offering and other related items had taken place as of January 1, 2005.

The unaudited pro forma combined statements have been presented with the following columns:

(a) presents Petroplus (core entities); see also the respective historical combined financial information for 2005 for the Company,

(b) presents the EPH historical operations of the Company,

(c) presents the purchase accounting adjustments for the acquisition of EPH as if this had occurred on January 1, 2005,

(d) presents the effect of the consolidation of the holding companies of Petroplus (core); i.e. RIVR Acquisition B.V and Petroplus Holdings AG as if these had been in place on January 1, 2005. Also included are the effects of the restructuring that took place in August 2006 as if these restructurings had taken place as of January 1, 2005,

(e) eliminates intercompany transactions and investments in consolidated subsidiaries,

(f) presents the effects of the IPO of the Company's shares and its SWX listing as if this had occurred on January 1, 2005 as well as other related impacts.

Detailed description of specific pro forma adjustments

Petroplus Core Entities (column "a")

The financial information for Petroplus Core Entities only includes the results, assets and liabilities of Petroplus International B.V. and its core subsidiaries that will be part of the new Petroplus Holdings AG.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the pro forma combined financial statements until such time that the sale has occurred, this means that the pro forma adjustments for non core activities relate only to sales which occurred in 2006 (or post June 30, 2006 for the half year statements), as the proceeds of the non-core activities disposed of through December 31, 2005 (or June 30, 2006), are already included in the

combined financial information of Petroplus International B.V. for 2005 or June 30, 2006. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2004 and 2005.

For further information refer to the Combined Financial Information for Petroplus International B.V. for December 31, 2005 and June 30, 2006.

EPH Acquisition (column "b")

For the purposes of the pro forma adjustments for the six months ended June 30, 2006 only five months of EPH results are included in this column as Petroplus Core Entities for the six months ended June 30, 2006 includes one month of results for EPH as it was acquired on May 31, 2006.

For further information refer to the Consolidated Financial Statements for EPH for December 31, 2005 and June 30, 2006.

EPH Acquisition Adjustments (column "c")

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was $506.8 million, plus acquisition fees, the purchase price was paid with $211.2 million of cash on hand and $300.0 million of debt. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and has resulted in an increase of $356.4 million in the value of property, plant and equipment and an increase of $106.9 million in deferred tax liability has been recorded. At this time no intangible assets or goodwill have been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. For the purposes of the pro forma adjustments the preliminary purchase price allocation as of May 31, 2006 has been assumed to have occurred on January 1, 2005.

At this stage, we have not identified any intangible assets nor conditional liabilities to capitalize and we do not expect to identify any such assets or liabilities.

Holding Companies & Restructuring (column "d")

This represents the adjustments to show the transactions which have occurred within the holding companies as well as the effects of the restructuring of the holding companies themselves.

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities. The holding companies are the direct and indirect parent companies of both Petroplus and EPH. This column reflects the following transactions, adjusted as if they had occurred on January 1, 2005;

(1) March 2005: RIVR Acquisition B.V. purchases Petroplus Core Entities for approximately $78 million, plus acquisition fees. The purchase of Petroplus results in an increase in the property, plant and equipment of $268 million, related depreciation expense of approximately $10 million and an increase in deferred tax liabilities of $59.2 million related to the increase in value of the property, plant and equipment. As a result of the acquisition there was approximately $6.5 million of negative goodwill which was recognized in the income statement in the line item depreciation and amortization.

(2) August 2006: Argus exchanges shares in its company for shares in RIVR Acquisition BV, resulting in a reverse acquisition in which Argus will be the ultimate parent, RIVR Acquisition is deemed to be the purchaser in the exchange, for accounting purposes. The fair value of Argus is approximately $31.4 million (primarily all cash), no goodwill was recorded in connection with this acquisition. For the purposes of the pro forma adjustments the migration date (August 22, 2006) balance sheet of Argus is assumed to be the balance sheet at December 31, 2005. The income statement activity prior to the migration date of Argus has

not been included in the pro forma income statement for the year ended December 31, 2005, only interest income earned on the cash has been reflected in the income statement.

(3) August 2006: RIVR Acquisition B.V. sells its interest in 4Gas to RIVR Holding B.V (a related party but outside of the Petroplus Group) for $207 million note receivable and the assumption of $59 million of debt. The note receivable is payable upon the secondary offering that will occur in connection with the IPO and has therefore been treated as cash received on January 1, 2005 and the $59 million of debt has been taken off of the books as of January 1, 2005.

(4) August 2006; as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). The Company received a $157 million note receivable in exchange for the divestitures of the non-core companies. The note receivable accrues interest annually and will be repaid as those companies are sold by RIVR Divestment B.V. to other third parties. As the note receivable will be paid down in installments as the remaining companies are sold to other third parties the Company assumed that no installment would have been made in 2005. As such interest income on the note receivable has been accrued for the entire year at 4%.

As the financials are presented as pro forma combined financial statements and exclude the results of operations of the non-core companies, the proceeds from items 3 and 4 above are treated as a shareholders' contribution to equity as of January 1, 2005 and are not included in the pro-forma combined income statement other than interest earned on the note receivables.

The amortization expense increases due to the emissions credits recorded in connection with the acquisition of Petroplus International B.V. by RIVR Acquisition B.V. These credits were recorded as an intangible asset with a live of 1 year. The total amount recorded in the purchase acquisition was $5.6 million which represents the remaining credits to be utilized in 2005.

Eliminations (column "e")

Represents the eliminations necessary to eliminate the investments in consolidated subsidiary and any intercompany transactions.

IPO Adjustments (column "f")

The Company's expects to receive gross proceeds of $886.2 million from the equity offering (excluding any over-allotment option) through an issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is $31 million, which represents the underwriting fees and stamp duty fees. In connection with the IPO certain existing shareholders will be selling a portion of their shares in a secondary offering. The IPO related fees are allocated between the primary and secondary offerings based on the gross proceeds amount of each. Of the $31 million fees, an estimated $14 million of fees that are netted in stockholders' equity, the remaining estimated fees of $17 million are expensed immediately (included in other administrative costs in 2005) and are a reduction to retained earnings. The assumed net proceeds from the equity offering are used to pay down the existing senior term debt facilities.

Additional costs are expected within the new structure and the Company post IPO. Such costs would include the additional Company personnel expenses and other related operational costs. For the purposes of the pro forma accounts the Company assumed approximately an additional 20 people would be added primarily at the headquarters operation with a few additional personnel at the various refineries. This additional headcount results in an estimated $6 million for total costs related to personnel. The increase is seen as $4 million to personnel and $2 million to other administrative costs.

Interest expense decreases from pay down of senior term debt using the IPO proceeds. As the majority of the senior term debt is floating interest debt the Company assumed an interest rate of 6.5% and calculated the savings of paying off $855.2 million in debt for the entire year of 2005.

Index to the Pro Forma Balance Sheet

Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of offering date

Independent Assurance Report F-184

Pro Forma Statutory Balance Sheet as of offering date F-185

Notes to the Pro Forma Balance Sheet F-186

ERNST & YOUNG

Ernst & Young Ltd
Assurance & Advisory
Business Services
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the Board of

Petroplus Holdings AG, Zug

Zurich, November 10, 2006

Auditors' Assurance Report on the Statutory unaudited pro forma balance sheet as of the offering date

We report on the statutory unaudited pro forma balance sheet for Petroplus Holdings AG as of the offering date, (hereafter referred to as the 'pro forma balance sheet') as set out on pages F-185 to F-186 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. The pro forma balance sheet has been prepared in accordance with the basis of preparation set out on page F-186 in this Offering Circular. This pro forma balance sheet has been prepared for illustrative purposes only to provide information about how certain adjustments could have affected the balance sheet prepared at the time of the registration of the company on August 22, 2006. Such pro forma adjustments are based upon the Board of Director's assumptions as described in the notes to the pro forma balance sheet. Because of its nature, the pro forma balance sheet addresses a hypothetical situation and, therefore, does not necessarily represent the actual financial position at the offering date of Petroplus Holdings AG.

It is the responsibility of the Board of Directors to prepare the pro forma balance sheet in accordance with the Directive of the SWX Swiss Exchange on the 'disclosures of supplemental financial figures in the listing prospectus'. Our responsibility is to form an opinion as to the proper compilation, for the purpose stated in the preceding paragraph, of this pro forma balance sheet based on our work. We are not responsible for expressing any other conclusion on the pro forma balance sheet or on any of its constituent elements.

We conducted our work in accordance with International Standard on Assurance Engagements 3000 and, accordingly, including such procedures as we considered necessary the circumstances. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma balance sheet has been properly compiled on the basis stated.

We believe that our work provides a reasonable basis for our conclusion.

In our opinion, the pro forma balance sheet has been properly compiled on the basis stated. This conclusion has been formed on the basis of, and is subject to, the inherent limitations outlined elsewhere in this independent assurance report.

Ernst & Young Ltd

Eric Ohlund Certified Public Accountant (in charge of the audit)	Anja Muheim Swiss Certified Accountant

Enclosure: Statutory Unaudited Pro forma Balance Sheet as of offering date and notes

* Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St. Gallen, Zug, Zurich.
Member of the Swiss Institute of Certified Accountants and Tax Consultants

Petroplus Holdings AG

Statutory Pro Forma Balance Sheet

As of Offering date
(in millions of CHF)

	Petroplus Holdings AG as of migration date	Estimated IPO Proceeds	Pro forma as of Offering date
ASSETS			
Cash	38.9	1,067.0	1,105.9
Other current assets	0.4	—	0.4
Due from Argus International	5.6	—	5.6
Investments	710.9	—	710.9
TOTAL ASSETS	755.8	1,067.0	1,822.8
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	377.9	553.5	931.4
Paid-in capital	377.9	513.5	891.4
Retained earnings	—	—	—
Total shareholders' equity	755.8	1,067.0	1,822.8
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	755.8	1,067.0	1,822.8

Notes to the Statutory Pro Forma Balance Sheet for Petroplus Holdings AG

The statutory pro forma balance sheet for Petroplus Holdings AG is as of the expected initial public offering ("IPO") date of the Company. The accounts were prepared based on the Swiss Code of Obligations, to the extent possible given the pro forma nature of the balance sheet. They are based on the migrated Petroplus Holdings AG and include the expected proceeds of the IPO. No other costs are assumed incurred in connection with the IPO as Petroplus Holdings AG is a holding company and does not have any operations or have any employees. Such costs are included in Petroplus International B.V., which is a subsidiary of Petroplus Holdings AG, or in other group companies.

Detailed description of specific pro forma adjustments

Petroplus Holdings AG as of migration date

Represents the holding company and is prepared on the basis of the Swiss Code of Obligations. The balance sheet herein reflects the balance sheet of the Company on August 22, 2006, the date of migration of the Company from Bermuda to Switzerland. For further details regarding this migration, refer to the Offering Circular.

Estimated IPO Proceeds

The Company's expects to receive gross proceeds of CHF 1,107 million from the equity offering (excluding any over-allotment option) through the issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is CHF 40 million, which represents underwriting fees and stamp duty fees. These fees were netted against paid in capital. The assumed net proceeds of CHF 1,067 million from the equity offering will be used to pay down the existing senior term debt facilities of the Petroplus Group.

The exchange rates used for converting the balance sheet from USD into CHF was 1.2491 as of November 9, 2006.

(This page has been left blank intentionally.)

REGISTERED OFFICE OF PETROPLUS HOLDINGS AG

Petroplus Holdings AG
Industriestrasse 24
6304 Zug
Switzerland

LEGAL ADVISORS TO PETROPLUS HOLDINGS AG

As to United States Law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

As to Swiss Law

Bär & Karrer
Brandschenkestrasse 90
8027 Zurich
Switzerland

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

As to Swiss Law

Homburger
Weinbergstrasse 56/58
8006 Zurich
Switzerland

INDEPENDENT AUDITORS

Ernst & Young Accountants
Boompjes 258
3011 XZ Rotterdam
The Netherlands

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Document 4

Preliminary Offering Circular for the offering of up to 40,000,000 Registered Shares

November 10, 2006

The information in this preliminary offering circular is not complete and may be changed. This preliminary offering circular is not an offer to sell the Offered Shares, nor a solicitation of an offer to buy the Offered Shares, in any jurisdiction where the offer and sale is not permitted.

Subject to completion

PRELIMINARY OFFERING CIRCULAR — **NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES**

PETROPLUS HOLDINGS AG

(a stock corporation organized under Swiss law)

Offering of 40,000,000 Registered Shares

(and an Over-Allotment Option for up to 6,000,000 Registered Shares)

Offer Price Range: CHF 55.00 to CHF 68.00 per Offered Share

This offering circular relates to an initial public offering (the "**Offering**") of 40,000,000 registered shares of Petroplus Holdings AG (together with any additional shares offered pursuant to the over-allotment option referred to below, the "**Offered Shares**" and together with all other issued and outstanding shares of Petroplus Holdings AG, the "**Shares**"), a stock corporation (*Aktiengesellschaft*) organized under Swiss law, each share having a nominal value of CHF 9.18. Petroplus Holdings AG is offering 18,000,000 Shares and up to an additional 2,700,000 Shares pursuant to the over-allotment option. The selling shareholder, RIVR Holdings B.V., is offering 22,000,000 Shares and up to an additional 3,300,000 Shares pursuant to the over-allotment option. Petroplus Holdings AG and the selling shareholder have granted an option to the managers specified herein (the "**Managers**") to purchase up to 6,000,000 additional Shares to be offered at the offer price, exercisable for 30 days after the first day of trading of the Shares on the SWX Swiss Exchange (the "SWX").

The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be "qualified institutional buyers" ("**QIBs**"), as defined in Rule 144A ("**Rule 144A**") under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**"), in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S ("**Regulation S**") under the U.S. Securities Act.

The Offered Shares represent 69% of our total issued share capital after the Offering, assuming that the over-allotment option is not exercised.

We expect the offer price (the "**Offer Price**") per Offered Share to be between CHF 55.00 and CHF 68.00. We expect to publish the Offer Price, the number of Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore/PPHN_OC.pdf. The user login identification name for accessing this website is encore-access and the password is Enc-0r3+85.

The Managers are offering the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part. The Managers expect to deliver the Offered Shares against payment of the Offer Price through the facilities of SIS SegaInterSettle AG ("**SIS**") on or about December 5, 2006. No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). Prior to the Offering, there has been no public market for the Shares. Application has been made to list all of our Shares outstanding after the Offering, together with up to 230,191,254 additional shares that are part of our conditional share capital, on the main segment (*Hauptsegment*) of the SWX. We expect that the Shares will be listed and that trading in our Shares will commence on the SWX on or about November 30, 2006 under the symbol PPHN. Any dividends will be subject to Swiss withholding tax.

Purchasing the Offered Shares involves risks. See "Risk Factors" beginning on page 17.

This document does not constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction where such offer or solicitation is unlawful. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold in the United States. Accordingly, the Offered Shares are being sold in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A, and outside the United States in reliance on Regulation S.

Joint Global Coordinators

Credit Suisse — **Morgan Stanley**

Joint Bookrunners

Credit Suisse — **Morgan Stanley** — **UBS Investment Bank**

Co-Lead Manager

Natexis

Co-Manager

Bank Vontobel AG

The date of this offering circular is November 10, 2006.

IMPORTANT INFORMATION ABOUT THE OFFERING

This offering circular is being furnished by Petroplus Holdings AG in connection with an Offering exempt from, or not subject to, registration under the U.S. Securities Act. The information contained in this offering circular has been provided by Petroplus Holdings AG and by the other sources identified in this offering circular. No representation or warranty, express or implied, is made by the Managers named in this offering circular or any of their respective affiliates or advisors as to the accuracy or completeness of this information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the Managers or of their respective affiliates or advisors.

Each purchaser of the Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring Shares for its own account or for the account of a qualified institutional buyer or (B) is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act, that the Shares have not been and will not be registered under the U.S. Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available) or (iv) pursuant to an effective registration statement under the U.S. Securities Act, in each case in accordance with any applicable security laws of any state of the United States and any other jurisdiction, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(3) The purchaser will not deposit or cause to be deposited the Offered Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary facility, so long as such Offered Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Each prospective investor in the Offered Shares (each, an "Offeree"), by accepting delivery of this offering circular, will be deemed to have acknowledged, represented to and agreed with Credit Suisse, Morgan Stanley Bank AG and UBS AG, acting through its division UBS Investment Bank ("UBS Investment Bank", and, collectively with Credit Suisse and Morgan Stanley Bank AG, the "Joint Bookrunners"), and Natexis and Bank Vontobel AG (together with the Joint Bookrunners, the "Managers") as follows:

(i) Such Offeree acknowledges that this offering circular is personal to such Offeree and does not constitute an offer to any other person, or to the public generally, to purchase or otherwise acquire the Offered Shares outside of Switzerland. Distribution of this offering circular or disclosure of any of its contents to any person other than such Offeree and those persons, if any, retained to advise such Offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of Petroplus Holdings AG, is prohibited.

(ii) Such Offeree agrees not to make any photocopies of this offering circular or any documents referred to herein.

No person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such information or representations must not be relied upon as having been authorized.

This offering circular does not constitute: (i) an offer to sell, or a solicitation of an offer to buy any securities other than the securities to which it relates, or (ii) an offer to sell, or the solicitation of an offer to buy, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Except in connection with offers and sales of the Offered Shares in Switzerland, no action has been or will be taken in any jurisdiction by the Managers, Petroplus Holdings AG or the selling shareholder that would permit a public offering of the Offered Shares or possession or distribution of this offering circular or any other publicity materials relating to the Offering in any country or jurisdiction where action for such purpose is required. Persons in possession of this offering circular are required to inform themselves about, and to comply with any applicable laws that restrict the distribution of this offering circular and the offer and sale of the Offered Shares. None of Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates will accept any legal responsibility for any violation of such restrictions.

Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no significant change in the affairs of Petroplus Holdings AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Petroplus Holdings AG assumes responsibility for the information contained in this offering circular pursuant to Section 4 of Scheme A of Annex 1 to the listing rules of the SWX (the "**SWX Listing Rules**") (*Kotierungsreglement*) and confirms that based on its knowledge, the information contained in this offering circular is true and accurate and that no material facts have been omitted which would in the context of the Offering make the information contained in this offering circular misleading.

No other representation or warranty, express or implied, is made by Petroplus Holdings AG, the selling shareholder, the Managers or any of their respective affiliates or advisors as to the accuracy or completeness of the information contained herein, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates or advisors as to the past or the future.

None of Petroplus Holdings AG, the selling shareholder or the Managers or any of its or their respective affiliates are making any representation to any Offeree or purchaser of the Offered Shares offered hereby regarding the legality of an investment by such Offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with the investor's own advisors as to the legal, tax, business, financial and related aspects of the purchase of the Offered Shares.

In making an investment decision, investors must rely on their own examination of Petroplus Holdings AG, and the terms of the Offering, including the merits and risks involved. Any decision to buy the Offered Shares should be based solely on this offering circular and any supplement hereto, taking into account that any summary or description set forth in this offering circular of legal provisions, accounting principles or comparison of such principles, corporate structuring or contractual relationships is for information purposes only and should not be construed as legal, accounting or tax advice. This offering circular does not contain all the information that would be included in a prospectus for the Offering of the Offered Shares, if such Offering were registered under the U.S. Securities Act.

In connection with the Offering and subject to the SBA Allocation Directives, each of the Managers and any affiliate acting as an investor for its own account may take up the Offered Shares and, in that capacity, may retain, purchase or sell for its own account such securities and any of our securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the Offering. Accordingly, references in this document to the Offered Shares should be read as including any offering or placement of securities to the Managers and any affiliate acting in such capacity. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Copies of this offering circular are available free of charge in Switzerland at the offices of Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland (tel: +41 44 333 43 85, fax: +41 44 333 23 88, email: equity.prospectus@credit-suisse.com) and UBS Investment Bank, Prospectus Library, P.O. Box, 8098 Zurich, Switzerland (tel: +41 44 239 47 03, fax: +41 44 239 21 22, email: swiss-prospectus@ubs.com).

Application has been made for the Offered Shares to be accepted for clearance through SIS. It is expected that payment against delivery of the Offered Shares will take place on or about December 5, 2006. No share certificates will be issued, and no share certificates will be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information".

STABILIZATION

IN CONNECTION WITH THE OFFERING, MORGAN STANLEY BANK AG (THE "STABILIZATION MANAGER") OR PERSONS ACTING ON BEHALF OF THE STABILIZATION MANAGER MAY, ON BEHALF OF THE MANAGERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE SHARES OF PETROPLUS HOLDINGS AG AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZATION MANAGER (OR PERSONS ACTING ON ITS BEHALF) WILL UNDERTAKE STABILIZATION ACTION OR THAT SUCH TRANSACTIONS MAY BE EFFECTED ON THE SWX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. ALL SUCH ACTIVITIES WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED AFTER A LIMITED PERIOD.

NOTICE TO INVESTORS IN THE UNITED STATES

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold in the United States, except to QIBs, as defined in Rule 144A, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. The Offered Shares may be offered and sold outside the United States to investors in offshore transactions in reliance on Regulation S. Prospective investors are hereby notified that sellers of the Offered Shares may be relying on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Offered Shares, see "Offering and Sale—Transfer and Offering Restrictions".

The securities offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the Offering or confirmed the accuracy or determined the adequacy of this offering circular. Any representation to the contrary is a criminal offense under the laws of the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This offering circular is only being distributed to, and is directed only at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Order**"), and (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "**Relevant Persons**"). This offering circular is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this offering circular relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

CERTAIN EUROPEAN ECONOMIC AREA MATTERS

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression "offers of the Offered Shares" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN CANADA

The Offered Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Offered Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to the section entitled "Offering and Sale—Transfer and Offering Restrictions—Canada" and Ontario purchasers in particular should refer to the subsection entitled "Rights of Action for Damages or Rescission (Ontario)". The Offer Price is presented in Swiss francs. On November 9, 2006, being the latest practicable date prior to the publication of this offering circular, CHF 0.90 was equal to CAD 1.00, based on the Bank of Canada noon exchange rate.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, RECIPIENTS OF THIS OFFERING CIRCULAR AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF ANY SUCH RECIPIENT MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE OFFERING AND ALL MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO THE RECIPIENTS RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION TO DISCLOSE SUCH TAX TREATMENT AND TAX STRUCTURE DOES NOT PERMIT DISCLOSURE OF INFORMATION REGARDING THE PRICING (EXCEPT TO THE EXTENT PRICING IS RELEVANT TO THE TAX STRUCTURE OR TAX TREATMENT) OF THE OFFERING.

ENFORCEMENT OF CIVIL LIABILITIES

Petroplus Holdings AG is incorporated in Switzerland. Some of the members of its board of directors or executive management are not residents of the United States. A substantial portion of its assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Petroplus Holdings AG or those persons or to enforce, outside the United States, judgments obtained against Petroplus Holdings AG or those persons in courts in jurisdictions inside the United States in any action, including actions predicated upon the civil liability provisions of the securities laws of the United States or any

state or territory within the United States. In addition, there is doubt as to the enforceability, in original actions brought in courts in jurisdictions located outside the United States, of liabilities predicated upon securities laws of the United States or of any state within the United States. Awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland. In particular, the enforceability in Switzerland of a foreign judgment rendered against Petroplus Holdings AG, its directors and officers, and the persons named in this offering circular is subject to the limitations set forth in (a) the Lugano Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters of September 16, 1988, (b) such other international treaties under which Switzerland is bound and (c) the Swiss Federal Act on Private International Law (*Bundesgesetz über das Internationale Privatrecht*). In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:

- the foreign court had jurisdiction;
- the judgment of such foreign court has become final and not capable of appeal;
- the court procedures leading to the judgment followed the principles of due process of law; and
- the judgment on its merits does not violate Swiss public policy.

This four-factor test may limit the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. or other non-Swiss courts, of liabilities predicated solely upon the federal or state securities laws of the United States of America or of such other jurisdictions. In addition, enforceability of a judgment against Petroplus Holdings AG by a non-Swiss court in Switzerland may be limited if Petroplus Holdings AG can demonstrate service of process was not effective. In general, the enforcement of final judgments of U.S. courts in Swiss courts may be costly and time-consuming and may even be unsuccessful.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and Petroplus Holdings AG is neither subject to Section 13 or 15(d) of the U.S. Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, it will, upon the request of any such person, furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Information on the website of Petroplus Holdings AG, any website directly or indirectly linked to the website of Petroplus Holdings AG or any other website mentioned in this offering circular is not incorporated by reference into this offering circular and prospective investors should not rely on any such website in making their decision to invest in the Offered Shares.

DEFINITIONS

In this offering circular:

- References to "Argus" are to Argus Atlantic Energy Limited or Argus Atlantic Energy Limited together with its consolidated subsidiaries, as the context requires.
- References to "CAD" are to Canadian dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.
- References to "EPH" are to European Petroleum Holdings N.V. or European Petroleum Holdings N.V. together with its consolidated subsidiaries, as the context requires.
- References to "IFRS" are to International Financial Reporting Standards.
- References to "Petroplus", "We", "Us" and "Our" are (i) subsequent to February 20, 2006, the date on which Petroplus Holdings AG (formerly, Argus) was originally incorporated, to Petroplus Holdings AG or Petroplus Holdings AG together with its consolidated subsidiaries, as the context requires, and (ii) prior to February 20, 2006, to Petroplus International B.V. or Petroplus International B.V. together with its consolidated subsidiaries, as the context requires.

- References to "Petroplus (Core Entities)" are to Petroplus International B.V. and its subsidiaries excluding the non-core assets that were divested from this group in the period from 2004 through 2006 and the non-core assets that we currently are under contract to sell.
- References to "pounds sterling" or "£" are to the currency of Great Britain.
- References to the "selling shareholder" are to RIVR Holding B.V.
- References to "Swiss francs" or "CHF" are to the currency of Switzerland.
- References to "U.S. dollars", "US$" or "$" are to the currency of the United States of America.

Unless the context otherwise requires, all references to "tons" in this offering circular are to metric tons. One metric ton represents 1.102 short tons. Solely for the convenience of the reader, such metric data have also been converted into barrels.

Under the caption "Glossary", we have included definitions of certain technical terms used in this offering circular.

INDUSTRY AND MARKET DATA

We have generally obtained the market and competitive position data in this offering circular from industry publications and from surveys or studies conducted by third-party sources that we believe to be reliable. Nonetheless, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases we have made statements in this offering circular regarding our industry and position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Overview", "Business" and "The Acquisition of the Ingolstadt Refinery" and in other sections that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this offering circular and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. You should not place undue reliance on these forward-looking statements.

Any forward-looking statements are only made as of the date of this offering circular and we do not intend, and do not assume any obligation, to update forward-looking statements set forth in this offering circular, except as required by Swiss law or applicable stock exchange regulations.

Many factors may cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained in this offering circular.

These factors include among others:

- changes in general economic conditions and capital markets;
- changes in the underlying demand for refined petroleum products;

- the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;
- actions of customers and competitors;
- changes in fuel and utility costs incurred by our facilities;
- disruption of our ability to obtain crude oil and other feedstocks;
- the execution of planned capital projects and acquisitions;
- the effects of and cost of compliance with current and future environmental, economic, safety and other laws, policies and regulations;
- operating hazards, natural disasters, casualty losses and other matters beyond our control; and
- the other factors discussed in more detail under "Risk Factors".

These risks and others described under "Risk Factors" are not exhaustive. Other sections of this offering circular describe additional factors that could adversely affect our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

This offering circular includes audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 and unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 (collectively, the "**Petroplus (Core Entities) Combined Financial Information**"). The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the non-core assets that we sold in the period from 2004 through 2006 or are under contract to sell (collectively, the "**Excluded Non-Core Assets**"). The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus (the "**SWX Rules for Financial Disclosure**"), which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded

Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

In addition, this offering circular includes audited consolidated financial statements for EPH, the holding company for the Belgium Refining Corporation N.V. ("**BRC**") refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 and unaudited condensed consolidated financial statements for EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS (collectively, the "**EPH Consolidated Financial Statements**"). We acquired EPH on May 31, 2006.

This offering circular also includes unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for year ended December 31, 2005 and the six months ended June 30, 2006 (collectively, the "**Unaudited Pro Forma Combined Financial Statements**"). The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG), and the restructuring that took place in August 2006, (iii) the Offering of the Shares and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements. In this offering circular, references to "on an unaudited pro forma combined basis" refer to information from the Unaudited Pro Forma Combined Statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

The statutory pro forma balance sheet for Petroplus Holdings AG as of offering date included in this offering circular was prepared in accordance with the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*, or the "CO") and gives effect to the Offering and the use of the proceeds from the Offering as set forth under "Use of Proceeds". You can find more information about the assumptions used in preparing this balance sheet in the notes to the balance sheet.

This offering circular also includes audited consolidated financial statements of Petroplus International B.V. as of and for the years ended December 31, 2003 and 2004 prepared in accordance with accounting principles generally accepted in the Netherlands ("**Dutch GAAP**") and audited consolidated financial statements of EPH as of and for the years ended December 31, 2003 and 2004 prepared in accordance with Dutch GAAP. There are certain differences between Dutch GAAP and IFRS and, as a result, financial statements presented in accordance with Dutch GAAP are not directly

comparable to financial statements presented in accordance with IFRS. In addition, as the Petroplus International B.V. Dutch GAAP financial statements have been prepared on a consolidated basis (including the Excluded Non-Core Assets) they are not comparable with the combined financial information or financial statements included in this offering circular.

Certain data contained in this offering circular, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row.

Exchange Rate Information

Our presentation currency is the U.S. dollar. However, a significant portion of our revenues, expenses, liabilities and assets are denominated in currencies other than the U.S. dollar, including the euro, Swiss franc and pounds sterling. Except as otherwise stated, amounts appearing in this offering circular that were converted into U.S. dollar amounts from other currencies were converted in accordance with the principles described in Note 4 to the Petroplus (Core Entities) Combined Financial Information.

The tables below show, for the periods indicated, the average, high, low and period-end euro noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00 (the "**noon buying rate**"). No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period (year-end)	Average	High	Low	Period-End
		($ per €)		
2001	0.90[1]	0.95	0.84	0.89
2002	0.95[1]	1.05	0.86	1.05
2003	1.13[1]	1.26	1.04	1.26
2004	1.24[1]	1.36	1.18	1.36
2005	1.24[1]	1.35	1.17	1.18
2006 (through November 9)	1.25[1]	1.30	1.19	1.27
Month in 2006				
April	1.23[2]	1.26	1.21	1.26
May	1.28[2]	1.29	1.26	1.28
June	1.27[2]	1.30	1.25	1.28
July	1.27[2]	1.28	1.25	1.28
August	1.28[2]	1.29	1.27	1.28
September	1.27[2]	1.28	1.26	1.27
October	1.26[2]	1.28	1.25	1.28
November (through November 9)	1.28[2]	1.28	1.27	1.28

(1) The average of the noon buy rates on the last day of each month during each of the years and for the period from January 1 through November 9, 2006.

(2) The average of the daily noon buying rate for each business day during the relevant month and for the period from November 1 through November 9, 2006.

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TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	17
USE OF PROCEEDS	30
DIVIDENDS AND DIVIDEND POLICY	31
CAPITALIZATION	32
DILUTION	33
SELECTED FINANCIAL DATA	34
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
INDUSTRY OVERVIEW	76
BUSINESS	88
THE ACQUISITION OF THE INGOLSTADT REFINERY	105
REGULATION	109
BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	114
PRINCIPAL AND SELLING SHAREHOLDER	122
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	124
INFORMATION ABOUT THE ISSUER	128
DESCRIPTION OF SHARE CAPITAL AND SHARES	129
THE SWX SWISS EXCHANGE	137
OFFERING AND SALE	139
CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS	153
ADDITIONAL INFORMATION	159
GLOSSARY	161
INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS	F-1

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SUMMARY

The following summary is not complete and is to be read together with the more detailed information appearing elsewhere in this offering circular.

Petroplus

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the Belgium Refining Company ("**BRC**") refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil Central Europe Holding GmbH ("**ExxonMobil CE**") to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve cost, insurance and freight ("**c.i.f.**")-priced Ekofisk at the refinery at free-on-board ("**f.o.b.**") prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.
May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell, or contract to sell, Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example:

- In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.
- In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.
- We continued with the divestiture program for our non-core assets that were not related to our refining and wholesale marketing operations, and in August 2006 sold the majority of our remaining non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
- We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related businesses. The purchase of the Ingolstadt refinery is expected to increase our crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

- We believe that the supply and demand fundamentals for refinery operations in Europe have improved since the late 1990s and will remain favorable.
- We expect that the significant imbalances between demand and supply of different refined petroleum product qualities that have developed in Europe and North America will continue in the next few years and that the price differentials between Europe and North America that

result from these product supply and demand imbalances will make long-distance sea transport of refinery products increasingly attractive.

- We believe that the continuing consolidation in the European and U.S. refining industry will create attractive opportunities to acquire competitive refining capacity.
- We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

- Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team are highly experienced and have a proven track record of growth in operations and shareholder returns in the refining industry through successful refinery asset acquisitions and seamless integration of these acquisitions.
- We believe that we are at the forefront of successfully identifying and consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the Ingolstadt refinery acquisition in July 2006.
- We are a leading "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand and, as a result, are free to supply our products into the distribution channel or market that we believe will maximize profits.
- Our growing portfolio of refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.
- Our refineries' locations provide key competitive advantages, such as crude and product transportation cost benefits, inland-market product premiums, and access to favorable customer markets and to crude oil supplies at attractive prices.
- Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur limit for gasoline and diesel, eliminating the need to divert additional capital to meet these requirements.
- We expect that the product supply-and-demand imbalance for gasoline between North America and Europe will result in arbitrage opportunities that we may be able to take advantage of through our BRC refinery.
- The flexibility of our portfolio of refineries to process a wide variety of crude types from around the world reduces our dependence on one particular crude or crude supplier, enhances our ability to opportunistically purchase crude on the spot market and enables us to take advantage of the sweet-sour differential.

Strategy

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

- The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisitions, and we intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital.
- We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations.

- Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.
- We will continue to promote operational excellence by devoting significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations.
- To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products.
- We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital.

The Ingolstadt Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, a fluid catalytic cracker ("FCC") unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern GmbH (**"Esso Bayern"**), which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either Transalpine (**"TAL"**) or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We believe we are acquiring a quality refinery at an attractive price that should be accretive to our earnings per share and generate positive cash flow from operations. Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. We intend to finance the acquisition with cash on hand, cash from operations and borrowings. The acquisition is expected to close in the first half of 2007.

Risk Factors

You should carefully consider the information under the caption "Risk Factors" and all other information in this offering circular before making an investment decision.

Organizational Structure

The diagram below depicts, in simplified form, our current corporate structure.


Petroplus Holdings AG
RIVR Acquisition B.V.
Petroplus International B.V.
Cressier Refinery
Teesside Refinery
BRC Refinery
Administrative and Commercial

The diagram above does not include certain entities that will be transferred outside our group in connection with the on-going divestiture of our non-core assets. You can find information about recent divestitures of our non-core assets in "Certain Relationships and Related Party Transactions".

Summary of the Offering

Offering	The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S.
Selling Shareholder	RIVR Holding B.V.
Shares	The Shares are in registered form with a nominal value of CHF 9.18 each.
Offered Shares	Without giving effect to the over-allotment option, we are offering 18,000,000 Shares (the "**New Shares**") and the selling shareholder is offering 22,000,000 Shares (the "**Existing Shares**").
Over-Allotment Option	We and the selling shareholder have granted the Managers an option to subscribe for up to 6,000,000 Shares (the "**Additional Shares**") at the Offer Price less fees associated with the underwriting to cover over-allotments and short positions made in connection with the Offering. The obligation to provide Additional Shares under the over-allotment option will be divided 45:55 between us and the selling shareholder.
Shares Outstanding After the Offering	58,336,600 Shares, or up to 61,036,600 Shares if the over-allotment option is exercised in full.
Percentage of Total Issued Share Capital Being Offered in the Offering	The Offered Shares will represent 69% of our total issued share capital outstanding immediately after the Offering, or 75% together with the Additional Shares assuming the over-allotment option is exercised in full.
Stabilization	In connection with this Offering, over-allotments and other stabilization measures may be effected by the Stabilization Manager to the extent legally permissible. See "Stabilization".
Bookbuilding Period	From November 13 to 29, 2006, 12:00 noon (Swiss time).
	We, together with the Managers, reserve the right to extend or shorten the bookbuilding period or terminate the Offering at any time and for any reason. The Managers will severally offer the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part.
Offer Price	The Offer Price is expected to be between CHF 55.00 and CHF 68.00 per Offered Share. The Offer Price is expected to be determined upon completion of the bookbuilding period. We expect to publish the Offer Price, the number of shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore/PPHN_OC.pdf. The user login identification name for accessing this website is encore-access and the password is Enc-0r3+85.
Joint Global Coordinators	Credit Suisse and Morgan Stanley Bank AG.
Joint Bookrunners	Credit Suisse, Morgan Stanley Bank AG and UBS Investment Bank.

Co-Lead Manager — Natexis.

Co-Manager — Bank Vontobel AG.

Dividends — The Offered Shares will be entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Voting Rights — Each Share entitles its holder to one vote at our shareholders' meetings.

Net Proceeds/Use of Proceeds — We intend to use the net proceeds from the Offering to repay existing indebtedness.

Lock-up — We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to our stock option plan and shares issued upon the exercise of options granted pursuant to such stock option plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers (as defined herein) has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of

such Senior Manager), (2) a trust, the beneficiaries of which are the Senior Manager or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization) and/or members of such person's immediate family; provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after the completion of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Listing and Trading — The Shares are not listed on any securities exchange, and there has been no public market for the Shares prior to the Offering. Application has been made to list the Shares, as well as our conditional share capital in the amount of CHF 230,191,254, on the main segment of the SWX. We expect that the Shares will be listed and that trading will commence on or about November 30, 2006.

Amendments or Changes — Any notices containing or announcing amendments or changes to the terms of the Offering or to this offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85), announced through the electronic media in Switzerland and through publication in German-language and French-language newspapers in Switzerland.

Closing Date — Application has been made for the Offered Shares to be accepted for clearance and settlement through SIS. Delivery of the Offered Shares against payment of the Offer Price will take place through SIS on or about December 5, 2006 or such other date as we and the Joint Bookrunners may agree.

Form of Shares	No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information". Delivery of Offered Shares will be made in book-entry form only through the facilities of SIS.
Selling Restrictions	United States, European Economic Area and other countries. See "Offering and Sale—Transfer and Offering Restrictions".
Transfer Restrictions	The Offered Shares and any Additional Shares will be subject to certain restrictions on transfer as described under "Offering and Sale—Transfer and Offering Restrictions".
Paying Agent	Credit Suisse.
Law/Jurisdiction	Swiss law/Switzerland.
Swiss Security Number (*Valorennummer*)	2 775 224.
International Security Identification Number (ISIN)	CH0027752242.
SWX Ticker Symbol	PPHN.
Common Code	027460194.

Summary Financial Data

The tables below set forth summary pro forma combined financial and operational information for Petroplus Holdings AG, as well as summary historical combined financial and operational information for Petroplus (Core Entities) and summary historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The summary historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The summary historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The summary historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The summary historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circuiar.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the summary financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the summary financial information below for EPH for the six months ended June 30, 2006.

The summary pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the summary financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information summarized below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SUMMARY PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(unaudited) ($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[(1)]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[(2)]	$ 124.2	$ 157.7
Net debt[(3)]	$ (4.9)	$ 139.4
Hedging gain/(loss)[(4)]	$ (164.0)	$ 25.3
KEY OPERATING STATISTICS:[(5)]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 305.0
Refinery operating expenses[(6)]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.69
Refinery operating expenses[(6)]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[(1)]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[(2)]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[(3)]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[(4)]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[(5)]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refining operating expenses[(6)]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[(6)]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[(1)]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[(2)]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[(3)]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[(4)]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses[(5)]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[(5)]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

RISK FACTORS

In addition to the other information contained in this offering circular, you should carefully consider the risk factors discussed below prior to making a decision to invest in the Offered Shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, you could lose all or part of your investment.

Risks Relating to Our Business and Our Industry

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- pricing and other actions taken by competitors that may affect the markets;
- political developments and instability in petroleum-producing regions such as the Middle East, Russia, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum-producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and
- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

We face significant competition. Increases in global refining and conversion capacity could further increase the competition we face and harm our business.

We face domestic and international competition in the markets in which we participate. With the adoption of higher environmental standards in Europe and the United States and the current historically high level of refining margins, many of our competitors are expected to upgrade their refining facilities, which would increase the competition faced by us in the markets for our particular slate of refined petroleum products. Oil majors, such as BP, ExxonMobil, Shell and Total, compete with us. Because the oil majors have diverse operations, larger and more complex refineries and/or greater capitalization, they may be better able than us to withstand volatile industry conditions, including shortages of crude oil or refined petroleum products, volatility in prices for crude oil or refined petroleum products or intense price competition at the wholesale level. In addition, oil majors have financial and other resources substantially greater than ours. Competition could cause price reductions, reduce our margins or result in loss of market share for our products and services. This may adversely affect our results of operations.

We need significant capital to fund our working capital, debt refinancing and future acquisitions.

We will require significant amounts of capital to fund our working capital, debt refinancing and future acquisitions.

We purchase crude oil mostly on the spot and forward markets, and we primarily finance those purchases through short-term working capital facilities. Because prices of crude oil can be volatile, it is crucial for us to have access to these facilities. The availability of funds under our working capital facilities is conditional upon, among other things, our continued compliance with the covenants contained therein. If we fail to meet these conditions and are unable to draw funds under our working capital facilities, our financial condition would be severely impacted. In addition, because most of our working capital facilities are floating-rate facilities, increases in base interest rates may negatively impact our financial condition.

We may also need to refinance all or a portion of our debt. Our ability to obtain any refinancing will depend on our financial condition at the time, the restrictions in the agreements governing our current and future financing arrangements and other factors, including general market and economic conditions. We may not be able to obtain funds for such a refinancing or, even if we are able to do so, such financing may not be available to us at favorable terms.

We will also be required to make expenditures to repair, maintain and upgrade our facilities. For example, in connection with the renewal of our BRC refinery's operating permit, we are required to refurbish a significant portion of the refinery's tank farm. As of June 30, 2006, we had spent $60.1 million of the $100.7 million of capital expenditures budgeted for the permit extension. We also may be required to make significant capital expenditures at our Antwerp processing facility as part of the renewal of its operating permit, which expires on December 4, 2006. In addition, we must continue to make sustaining and turnaround capital expenditures at our three refineries. If we are unable to fund these capital expenditures, our refineries might be unable to produce products that comply with future regulations, have operating permits revoked or otherwise be adversely affected.

Finally, we continually assess potential acquisitions of refining assets that would complement our businesses and expand our refinery and storage capacity. We may elect to fund future acquisitions with equity or debt financing or cash on hand. We cannot assure you, however, that our cash on hand and available debt and equity funding will be sufficient to fund those acquisitions and, in such an event, we might be required to forego attractive acquisition candidates.

Our ability to generate cash flow and obtain funding will depend on our future performance, which in turn will depend on successful implementation of our business strategies and on general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is

supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil exploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third-party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

Our Teesside refinery is dependent on the adjacent Huntsman petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant; the provision of crude storage capacity; and for the use of Huntsman's jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by Huntsman with 12-months' notice. If Huntsman were to terminate these agreements, or if Huntsman were to become insolvent, our Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

Our Cressier refinery receives all of its crude oil feedstocks from Fos-sur-Mer through the Société Française du Pipe Line Sud-Europeen ("SPSE"), Société Française du Pipeline du Jura ("SFPLJ") and Oleoduc du Jura Neuchâtelois S.A. ("OJNSA") spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively. If we are unable to transport crude oil to our Cressier refinery through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with Huntsman or the SPSE pipeline company are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our planned acquisition of the Ingolstadt refinery will further increase our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies solely on the TAL pipeline system for the delivery of its crude. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system. If we are unable to transport crude oil to the Ingolstadt refinery through these arrangements, we will need to utilize transportation alternatives. The cost of these alternatives would likely be significantly higher than

pipeline transportation costs over the TAL pipeline system and could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to foreign currency fluctuations and translation risks.

The cost of our crude oil and other feedstocks are primarily denominated in U.S. dollars and our other operating costs are denominated in local currencies, including euro, Swiss francs and pounds sterling, while our revenues are denominated in U.S. dollars, euro, Swiss francs and pounds sterling. Our profitability will be affected by fluctuations in the value of the currencies in which we sell our products and services against the currencies in which we pay for oil and other feedstocks. We currently hedge a portion of this transaction-related foreign currency exposure. Most of our debt is denominated in euro, but we also have borrowings denominated in Swiss francs, pounds sterling and U.S. dollars. We currently hedge a portion of our debt-related foreign currency exposure. There can be no assurance that present or future management of foreign exchange risk is or will be adequate or that exchange rate fluctuations will not have a material adverse effect on our business, results of operations, financial position or liquidity.

We report our financial results in U.S. dollars. Therefore, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries are denominated in currencies other than the U.S. dollar. In preparing our financial statements, we must translate the values of those assets, liabilities, revenues and expenses into U.S. dollars at the applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar against other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins.

Our existing senior term debt and working capital facilities require us to maintain certain hedged levels of our minimum operating stock and refining margins. Hedging refining margins limits both the downside and the upside of any potential fluctuations in the refining margins.

We plan to repay our senior term debt and are currently renegotiating our working capital facilities to eliminate the hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward. Reducing our hedging activity will leave us more exposed to fluctuations in refining margins.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous E.U., national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own and operate, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on cost.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of

renewing the permit for our Teesside refinery and the permits for the operation of our Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for our BRC refinery.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at our existing three refineries and our Antwerp processing facility relating to known contamination, and we may need to make additional expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. We have not yet made a provision in our financial statements for the expected costs of this remediation at the Antwerp processing facility. Similarly, we will need to make expenditures, which could be significant, to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of $19.6 million as of December 31, 2005. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

In addition to liability for remediation costs and regulatory non-compliances, we may be liable at common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum products spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the proposed new system in the European Union for registration, evaluation and authorization of chemicals (known as REACH) is expected to be among the most significant environmental issues affecting our operations in the future. Although the final form of the new system has not yet been determined, we are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the European Union or other relevant jurisdictions or that we will have

sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

You can find additional information on regulations affecting our business in "Regulation".

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of E.U., national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities which could increase the costs of operating our business. For example, we were subject to an ongoing investigation by the Belgian authorities regarding our safety procedures and practices at our Antwerp processing facility. We cooperated with the authorities in their investigation, and hired three additional managers to address the concerns raised by the authorities. Those authorities may require us to take additional and further actions which could increase our cost of operations at the facility.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires forced our Antwerp processing facility to shut down in 2000 for a period of weeks and our Cressier refinery to shut down in 2003 for one week and affected operations at the refinery for several months thereafter. In addition, fires have forced the BRC refinery, which we acquired in May 2006, to shut down several times, most recently, in September 2005 for several days and in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

Unscheduled or unexpectedly long scheduled repair, maintenance and turnarounds at our refineries could affect our results of operations. In addition, as refining margins are volatile, it is possible that periods of expected low refining margins during which we undertake scheduled turnarounds could turn out to be high margin periods.

We need to carry out regular maintenance at our refineries. Our refineries are typically shut down every four years for major turnarounds to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. These shut-downs vary in duration depending on the complexity of the refinery and the work to be performed, but typically last between four to five weeks. We also shut down each refinery two years after each major turnaround in order to perform an intermediate turnaround, which typically lasts between three and four weeks. In addition, portions of our refineries may be shut down for shorter periods to perform more limited maintenance, catalyst replacement and capital improvements. We may need to shut down our refineries unexpectedly for repairs and maintenance. For example in the third quarter of 2006, the BRC refinery's throughput was affected by shut-downs totaling 19 days for safety and reliability maintenance following a small fire near its reformer unit, in which nobody was hurt, and following various electrical outages. Although we attempt to schedule shut-downs during periods of low refining margins, it is possible that our refineries may be shut down during periods of high margins as a result of, for example, the volatility and unpredictability of refining margins, the need to make unscheduled shut-downs or scheduled shut-downs taking longer to complete than expected.

We may not be able to manage our growth effectively.

If we successfully implement our business plan, we expect to grow rapidly through acquisitions. If the pace of our growth continues, it will place a strain on our administrative, financial and operational resources. To manage growth effectively, we will need to control costs, attract and retain highly skilled employees, improve our operating efficiency and enhance our management, financial and reporting systems and procedures.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our refinery operations.

The majority of our refinery employees are represented by trade unions under collective bargaining agreements, which are generally renegotiated every two years. While our relationships with the trade unions representing our employees in Belgium and the United Kingdom are normal, negotiations with these unions have, at times, been difficult. For example, the BRC refinery in Antwerp, which we acquired in May 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. We may experience strikes, lockouts or other significant work stoppages in the future, any of which could adversely affect our business, financial condition or results of operations.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. We do not know the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, in particular Thomas D. O'Malley, our chairman and chief executive officer, or the inability to hire experienced management personnel could materially adversely affect our operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland and the United Kingdom, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Germany, Africa and North America. Additionally, we purchase the crude oil that we refine predominantly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- our profitability will be affected by fluctuations in currency exchange rates; and

- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

We are faced with operational hazards and uninsured risks that could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to operational risks, such as fires, flooding, interruptions to power supplies, technical failures and explosions. Such risks and hazards could result in damage or harm to, or destruction of, properties, production facilities, people and the environment. Any or all of these hazards, as well as possible legal liability to us arising therefrom, could have a material adverse effect on our financial condition and results of operations. We have property, business interruption and liability insurance. Generally, our deductible for our property insurance is approximately €1.0 million for our refineries. The deductibles under our liability and business interruption insurance are approximately €225,000 and 85 days of business interruption, respectively. We believe these deductibles are consistent with industry practice. Our insurance may not fully cover the consequences of all property damage, business interruption and other liabilities. In particular, our business interruption insurance may not cover blockades and our property and our liability insurance does not cover gradual environmental and other damage that is not the result of an insurable accident, and does not cover any indemnity payments made to third parties relating to environmental costs. The occurrence of an event that affects operations and is not fully covered by insurance could have an adverse impact on our business financial condition and results of operations. In addition, there can be no assurance that the insurance coverage we need to run our operations will be available on commercially reasonable terms in the future.

Any military strikes, sustained military campaigns or terrorist activity in the areas or regions where we do business could have a material adverse effect on our business, results of operations and financial condition.

Any military strikes or sustained military campaign in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and markets. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could have a material adverse effect on our financial position and may limit our financial flexibility.

Following our repayment of existing debt with the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V., we will still have a significant amount of debt outstanding. Assuming the application of the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. as described in "Use of Proceeds" as if these events had taken place on January 1, 2005, our total interest-bearing loans and borrowings as of June 30, 2006 would have been approximately $491.8 million. As at that date, our group equity on a pro forma combined basis would have been approximately $1,489.6 million.

Subject to certain restrictions in our bank facilities and other existing and planned debt agreements, we may incur significant additional debt in the future to fund our working capital needs and for other purposes, including possible future acquisitions. We have incurred and will continue to incur substantial short-term debt to fund our working capital needs.

Our substantial debt could have important consequences for you. For example, it could:

- make it more difficult for us to satisfy our debt-service obligations;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our ability to obtain additional financing to fund our capital expenditures, working capital, acquisitions and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to take advantage of significant business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt and greater access to capital resources than we have; and
- require us to dedicate a substantial portion of our cash flow from operations to payment of our debt.

In addition, our failure to comply with the covenants and restrictions contained in the agreements governing our indebtedness could trigger defaults under those agreements.

Risks Related to the BRC Refinery Acquisition, the Planned Ingolstadt Refinery Acquisition and Other Future Acquisitions

The risks associated with the acquisitions of the BRC and Ingolstadt refineries and their integration, and other future acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate any of these acquisitions into our business.

A substantial portion of our growth is expected to come from acquisitions, including our recent acquisition of the BRC refinery in May 2006 and our planned acquisition of the Ingolstadt refinery. A principal component of our strategy going forward is to continue to selectively acquire refining assets to increase cash flow and earnings. Our ability to do so will depend upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many other factors beyond our control.

In connection with the recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition or with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. For example, we are currently in the process of upgrading safety procedures and policies at the BRC refinery in order to conform the refinery's procedures to our standards.

The recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition and any other future acquisitions involve risks, including:

- unexpected losses of key employees, customers and suppliers of the acquired operations;
- difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;
- challenges in managing the increased scope, geographic diversity and complexity of our operations; and
- mitigating contingent and/or assumed liabilities.

If we are unable to successfully meet the challenges associated with one or more of our acquisitions, this could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits of the planned Ingolstadt refinery acquisition.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our planned acquisition of the Ingolstadt refinery included in this offering circular is based on information currently available to us and may prove to be incorrect. In addition, we may not realize any anticipated benefits of the acquisition and may not be successful in integrating the acquired assets into our existing business.

Although the information in this offering circular assumes the consummation of the Ingolstadt refinery acquisition, the consummation is subject to the satisfaction of certain conditions precedent, including review and approval from competition authorities. Our failure to acquire the Ingolstadt refinery would result in our asset base being smaller than as described in this offering circular.

Accordingly, we would not realize the anticipated benefits we discuss in this offering circular that are based on our completion of this acquisition.

We have provided limited historical financial and other information about the Ingolstadt refinery in this offering circular. We also have been unable to verify information in this offering circular relating to this refinery as completely as we would with information produced from our own internal sources.

We have not included in this offering circular any audited or unaudited historical financial statements for the Ingolstadt refinery. The Ingolstadt refinery has historically been operated as part of ExxonMobil's central European operations. As a result, separate stand-alone financial statements for this entity have not been prepared and are not available.

We have included in this offering circular certain business, operational and other information about the Ingolstadt refinery. This information has been derived from information provided to us by the seller of the Ingolstadt refinery and reflects our analyses of such information. We have not been able to verify this information by reference to the underlying sources or to the same extent as we would for information produced from our own internal sources. The seller of the Ingolstadt refinery has not reviewed or approved any of the information contained in this offering circular regarding the Ingolstadt refinery.

We may be liable for significant environmental costs relating to past and/or future acquisitions.

In connection with acquisitions of refineries, we may become responsible for certain environmental clean-up liabilities or costs. For example, the planned Ingolstadt refinery acquisition agreement provides that, subject to certain limitations, the seller will indemnify us only against a certain percentage, on a sliding-scale basis for up to eight years, of environmental liabilities and costs to the extent such liabilities and costs are related to acts or omissions by the seller prior to the completion of the acquisition. We have also agreed to indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity. There can be no assurances that the seller will satisfy its obligations under this agreement, that the liabilities and costs in excess of those that the seller has agreed to reimburse us for will not be significant or that significant liabilities will not arise with respect to the other matters we have assumed or for which we are indemnifying the seller. Moreover, if the seller were to become insolvent, the seller would be unable to reimburse us for the environmental liabilities that it has agreed to reimburse us for. In addition, we may agree to be responsible for these or other types of environmental liabilities in connection with future acquisitions. There can be no assurances that these environmental liabilities and/or costs or expenditures to comply with environmental laws will not have a material adverse effect on our current or future results of operations and financial condition.

Risks Relating to the Restructuring

We have recently divested our non-core assets and acquired EPH, including the BRC refinery and related supply and distribution assets. Our limited operating history as an entity without these non-core assets and with EPH makes it difficult to assess our historical performance and outlook for future revenues and other operating results.

Historically, our financial performance has been reported together with, and has been combined with, the results of operations, assets and cash flow of the Excluded Non-Core Assets and without giving effect to the acquisition of EPH, including the BRC refinery and related supply and distribution assets, on May 31, 2006. The Unaudited Pro Forma Combined Financial Statements included in this offering circular have been prepared to show our results of operations, financial position and cash flows after giving effect to certain pro forma assumptions and adjustments. In particular, the Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these

assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of presentation for these financial statements will differ from that used in the Unaudited Pro Forma Combined Financial Statements. The Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

We have continuing liability for certain obligations relating to divested assets.

We have significant liabilities in relation to the disposal of our non-core assets in recent years. In connection with certain of these disposals, we were required to give indemnities and guarantee certain obligations relating to some of the divested assets. For example, when we sold non-core assets in August 2006, our subsidiary Petroplus International B.V. unconditionally and irrevocably undertook to fully indemnify the acquirer of these assets, RIVR Divestment B.V, against all claims brought and losses to be suffered by RIVR Divestment B.V. resulting from certain liabilities of RIVR Divestment B.V. under any of the agreements pursuant to which RIVR Divestment B.V. sold or shall sell any of such non-core assets to third-party buyers, to the extent RIVR Divestment B.V. is unable to pay such amount and Petroplus International B.V. has provided prior written notice to RIVR Divestment B.V. that it agrees to the terms of the third-party agreement giving rise to such liability. In addition, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and the Oxyde Chemical group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, the sale of the Frisol/Bunkering group and Oxyde Chemical group. You can find more information about this indemnity and guarantee in "Certain Relationships and Related Party Transactions—Sale of Non-Core Assets". There can be no assurance that we will not be required to expend considerable amounts under the indemnities, guarantees and other liabilities we have incurred in connection with prior and planned asset disposals.

Risks Relating to Our Shares

The market price of our Shares may differ significantly from the initial offer price and the liquidity of any trading market that may develop could be limited.

Prior to the Offering, there has been no trading market for our Shares and there can be no assurance that an active market will emerge or can be sustained after the Offering. Accordingly, there can be no assurance as to the liquidity of any market for our Shares. The Offer Price of the Offered Shares will be determined by negotiations among us, the selling shareholder and representatives of the Managers and may bear no relationship to the price at which the shares will trade upon completion of the Offering. The market price of the Offered Shares subsequent to the Offering could be subject to fluctuations in response to factors such as actual or anticipated variations in our operating results, announcements of innovations or introductions of new products by either us or other market participants, changes in estimates or recommendations by financial analysts, currency exchange rates, regulatory developments, general market conditions and other factors. In addition, international financial markets have from time to time experienced price and volume fluctuations, which have been unrelated to the operating performance or prospects of individual companies. Consequently, the trading market for, and the liquidity of, our Shares may be materially adversely affected by general declines in the market or by declines in the market for similar securities.

Our existing shareholders will continue to have an interest in us following the Offering.

Upon completion of the Offering, and assuming the over-allotment option is exercised in full, our existing shareholders are expected to continue to own approximately 25% of our outstanding Shares and the selling shareholder alone will continue to beneficially own approximately 21% of our outstanding Shares. As a result, our existing shareholders will have an influence in matters submitted to a vote of our shareholders, including matters such as approval of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors, capital increases and amendments to our bylaws. The interests of our controlling shareholders may, in certain cases, differ from your interests.

If we, the selling shareholder or our Senior Management sell additional Shares after this Offering, the market price of our Shares could decline.

The market price of our Shares could decline as a result of sales of a large number of Shares in the market after this Offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, the selling shareholder and our Senior Managers have agreed not to offer or sell, directly or indirectly, any Shares without the permission of the Joint Bookrunners for a period of 180, 180 and 360 days, respectively, following the completion of the Offering, subject to certain exceptions. Sales of a substantial number of Shares following the expiration of these lock-up periods, or upon permission of the Joint Bookrunners, could cause our share price to fall.

We continually evaluate potential refinery acquisitions. Any other significant acquisition may require us to issue Shares or securities linked to the Shares to finance all or a portion of such acquisition. There can be no assurance that those Shares or securities would be issued at an appropriate price and would not cause our share price to fall.

Our ability to pay dividends in the future will depend upon future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors.

The amount of any future dividend payments we may make will depend upon our future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors, including applicable provisions of Swiss law requiring us to maintain certain statutory reserves and of our current and future financing arrangements. Our business is volatile and there can be no assurance that we will have distributable reserves available for dividends in the future.

U.S. holders may not be able to exercise preemptive rights, and as a result may experience substantial dilution upon future issuances of stock.

U.S. holders of Shares may not be able to exercise any preemptive or preferential rights in respect of shares held by them unless a registration statement under the U.S. Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We currently have no intention of filing such a registration statement. As a result, in the future we may sell shares or other securities to persons other than our existing shareholders at a lower price than the shares being sold in this Offering, and as a result U.S. shareholders may experience substantial dilution of their interest in Petroplus Holdings AG.

There is doubt as to the enforceability of civil liability provisions of U.S. federal or state securities laws.

Petroplus Holdings AG is organized under the laws of Switzerland. Some of our directors and executive officers and certain of the experts named herein are neither citizens nor residents of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us, or to enforce against them in U.S. courts judgments obtained in such courts predicated upon civil liability provisions of the federal or state securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liability provisions of the federal or state securities laws of the United States.

U.S. investors generally will suffer adverse U.S. federal income tax consequences if Petroplus Holdings AG is characterized as a passive foreign investment company.

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Whether Petroplus Holdings AG is a PFIC is determined annually, and will depend, among other things, upon the composition of Petroplus Holdings AG's income and assets, the market value of Petroplus Holdings AG's stock and changes in Petroplus Holdings AG's activities and in the assets and gross receipts of subsidiaries in which Petroplus Holdings AG owns at least a 25% interest. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year. You can find a more detailed discussion of the PFIC rules, in "Certain Swiss and

U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation—Passive Foreign Investment Company".

Holders of our shares may be subject to exchange rate risks.

The Shares being sold in the Offering are priced in Swiss francs, and, assuming that a trading market for our shares develops on the SWX, will be quoted and traded in Swiss francs. In addition, any dividends we may pay will be declared and paid in Swiss francs. Accordingly, holders of Shares resident in non-Swiss jurisdictions are subject to risks arising from adverse movements in the value of their local currencies against the Swiss franc, which may reduce the value of the Shares, as well as that of any dividends paid.

USE OF PROCEEDS

Assuming an Offer Price of CHF 61.50 per share (the mid-point of the Offer Price range), we estimate that the net proceeds from the New Shares in this Offering, after deducting underwriting commissions and Swiss stamp duty payable by us, will be approximately $855 million.

We currently intend to use the net proceeds from the Offering to repay existing indebtedness.

We will not receive any proceeds from the sale of the Existing Shares by the selling shareholder other than approximately $225 million (€175 million) from the repayment of a note payable from the selling shareholder to our subsidiary Petroplus International B.V.

The actual total net proceeds from the sale of New Shares in the Offering will depend on the number of New Shares issued and actually placed at the Offer Price. This will also determine the amount of commissions to be paid to the Managers.

DIVIDENDS AND DIVIDEND POLICY

All Offered Shares will have the same dividend rights as our other outstanding Shares. The Offered Shares will be entitled to dividends paid, if any, beginning for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. Since our incorporation in Bermuda in February 2006, we have not paid any dividends. While we currently intend to retain our future earnings to finance the improvement and expansion of our business, we intend to implement a cash dividend policy for our Shares in the future. Future dividends on our Shares, if any, will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividends paid on the Shares will be subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. In accordance with the requirements of Swiss law, we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital, as required by Article 671 of the CO.

Swiss law requires that the declaration of any dividend proposed by the board of directors be approved at the annual general shareholders' meeting by a majority of the Shares represented at the meeting. In addition, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory requirements and our articles of association (article 728 paragraph 1 of the CO).

Any proposal by the board of directors to declare a dividend, if any, will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax and other legal considerations. We expect that the principal source of funds for the payment of dividends, if any, will be dividends, interest and debt payments received from our current and future subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with applicable law of the relevant jurisdiction. For these reasons, and for the other reasons described above, we can provide no assurances that we will declare and pay any dividends in the future or that, if paid, the dividends will correspond to the policy described above. Payment of any dividends on the Offered Shares will be denominated in Swiss francs.

Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves.

Dividends and similar payments by Swiss companies to certain persons and organizations are currently restricted pursuant to sanctions imposed by the Swiss government.

CAPITALIZATION

The table below sets forth capitalization and other balance sheet information for Petroplus (Core Entities) as of June 30, 2006 on an actual basis and on an adjusted basis to reflect:

- the sale of the New Shares assuming an Offer Price of CHF 61.50 per share (being the mid-point of the Offer Price range);
- the selling shareholder's repayment on its note to Petroplus International B.V.; and
- the use of the net proceeds from this Offering, after deducting underwriting commissions and Swiss stamp duty payable by us, and the selling shareholder's repayment of its note as described under "Use of Proceeds".

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2006 included elsewhere in this offering circular.

	As of June 30, 2006	
	Actual	Adjusted
	(in millions)	
Cash and short-term deposits	$ 101.3	$ 101.3
Interest bearing loans and borrowings	$1,347.0	$ 267.3
Total shareholders' equity	339.6	1,194.8
Total capitalization	$1,686.6	$ 1,462.1

The capitalization table above has been prepared based on the Petroplus (Core Entities) combined balance sheet as of June 30, 2006 and does not reflect our actual consolidated balance sheet, as the combined balance sheet does not include the financial position and results of operation of the Excluded Non-Core Assets. Further, the combined balance sheet is not presented at the level of Petroplus Holdings AG and does not reflect the effect of the consolidation of the holding companies of Petroplus International B.V. (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG). Going forward, the basis of presentation for our financial statements will be at the Petroplus Holdings AG level. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

DILUTION

Our net tangible book value per share represents:

- our total assets, less intangible assets;
- less total liabilities; and
- divided by the number of our Shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our Shares in the Offering and the net tangible book value per share of our Shares immediately following the Offering.

After giving effect to this Offering assuming an Offer Price of CHF 61.50 (the mid-point of the Offer Price range) and the receipt by us of an estimated $855 million of net proceeds from the Offering, after deducting underwriting discounts and Swiss stamp duty payable by us, the adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) would have been $1,174.6 million, or $20.14 per share. This also represents an immediate dilution of $29.10 per share to new investors purchasing Shares in the Offering. The following table illustrates this per share dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Offer Price per share	CHF 61.50	CHF 61.50
Net tangible book value per share before the Offering[1]	$7.92	$7.92
Adjusted net tangible book value per share after the Offering	$20.14	$21.34
Dilution per share to new investors	$29.10	$27.90

(1) This calculation is based on total shares of 40,336,600. This represents the total issued shares of Petroplus Holdings AG giving effect to the change in par value and the reverse acquisition of RIVR Aquisition B.V. in August 2006. You can find more information about these changes in our share capital under "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Share Capital Changes".

While the per share amounts in the table above have been calculated using the number of Shares of Petroplus Holdings AG, the net tangible book value and adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) has been derived from the value of Petroplus (Core Entities) combined balance sheet and does not reflect the net tangible book and adjusted net tangible book value of Petroplus Holdings AG. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

SELECTED FINANCIAL DATA

The tables below set forth selected pro forma combined financial and operational information for Petroplus Holdings AG, as well as selected historical combined financial and operational information for Petroplus (Core Entities) and selected historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Aquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The selected historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The selected historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The selected historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The selected historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the selected financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the selected financial information below for EPH for the six months ended June 30, 2006.

The selected pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the selected financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information set forth below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SELECTED PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(unaudited) ($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[1]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[2]	$ 124.2	$ 157.7
Net debt[3]	$ (4.9)	$ 139.4
Hedging gain/(loss)[4]	$ (164.0)	$ 25.3
KEY OPERATING STATISTICS:[5]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 305.0
Refinery operating expenses[6]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.69
Refinery operating expenses[6]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005 (unaudited)	Six Months Ended June 30, 2006 (unaudited)
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[1]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[3]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[5]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refinery operating expenses	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[6]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[(1)]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[(2)]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[(3)]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[(4)]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data[(8)]:				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[(5)]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements, the Unaudited Pro Forma Combined Financial Statements and the related notes to those financial statements included elsewhere in this offering circular. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risk Factors" and elsewhere in this offering circular, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows us to achieve c.i.f. priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Recent Developments

Restructuring of Debt Facilities

In October 2006, we, through certain of our subsidiaries, secured a financing commitment for a new $635 million credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. This facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the repayment in full of the Senior Credit Facility (as described below) and the Second Lien Credit Facility (as described below). Borrowings under the Senior Secured Facility are expected to be available in euro, U.S. dollars, pounds sterling and Swiss francs.

In connection with the Offering we also intend to restructure and pay off certain of our debt agreements:

- We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to us to repay in full and cancel the Senior Credit Facility and the Second Lien Credit Facility.

- We intend to amend and increase the Inventory Revolving Credit Facility (as described below) to up to a total of $1.2 billion of committed availability for three years, which would allow for the subsequent cancellation of our Trade Finance Facilities (as described below). We also expect to have an option to increase the Inventory Revolving Credit Facility to up to $2.0 billion in connection with future acquisitions, including the Ingolstadt refinery.

In addition, we are considering replacing our Receivables Purchase Facility (as described below) with an asset backed commercial paper program in the first half of 2007 which would provide us with liquidity of up to $900 million.

Corporate Reorganization and Divestiture of Non-Core Assets

In August 2006, the selling shareholders contributed its shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. As part of and prior to the completion of this reorganization, we sold or entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties for total consideration of approximately $148 million, of which approximately $113 million had been received as of the date of this offering circular. The non-core assets include assets not related to our core refining and wholesale marketing operations and include Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; and Oxyde Chemical, our chemicals and plastics trading and distribution business. We also sold 4Gas, our liquefied natural gas import terminal and marketing businesses, to the selling shareholder in exchange for an approximately $225 million note and the assumption of approximately $64 million in debt, and sold our shares in the remaining non-core entities of the 4Gas group for an approximately $6.4 million note. We expect the selling shareholder to repay its note in full with part of the proceeds it receives from this Offering. You can find more information about these sales of non-core assets in "Certain Relationships and Related Party Transactions".

The Planned Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire one of ExxonMobil CE's refinery and wholesale businesses located in Ingolstadt, Germany. The purchase price will be approximately $425 million, plus the value of net working capital at the transaction closing date. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels. The Ingolstadt refinery has a crude oil throughout capacity of approximately 110,000 bpd. This acquisition is expected to close in the first half of 2007.

You can find more information about the planned acquisition of the Ingolstadt refinery and the effect this acquisition is expected to have on our results of operations in "—The Acquisition of the Ingolstadt Refinery", "—Outlook" and "The Acquisition of the Ingolstadt Refinery". The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Basis of Presentation

The discussions below under "—Results of Operations" and "—Liquidity and Capital Resources" contain separate analyses based on the Petroplus (Core Entities) Combined Financial Information and on the EPH Consolidated Financial Statements.

We have prepared and included in this offering circular the Petroplus (Core Entities) Combined Financial Information. This financial information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations (including the Cressier and Teesside refineries and EPH (the holding company of the BRC refinery) from the completion of the acquisition on May 31, 2006) for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. We have recorded the proceeds we received from the sale of the Excluded Non-Core Assets at the time the sale was realized directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these sales without impacting the

performance of our core operations in terms of the combined income statement and combined balance sheet.

We have prepared the Petroplus (Core Entities) Combined Financial Information in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering.

We believe the assumptions and adjustments underlying the Petroplus (Core Entities) Combined Financial Information are reasonable. However, the Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. In particular, our consolidated financial statements as of and for the year ending December 31, 2006 will not be directly comparable to Petroplus (Core Entities) Combined Financial Information because our consolidated financial statements will be prepared using IFRS principles for consolidation of subsidiaries, in particular, IAS 27, and will be prepared at the Petroplus Holdings AG level. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

Below we have also included separate discussions of the results of operations and cash flows of EPH based on the EPH Consolidated Financial Statements, which have been prepared in accordance with IFRS.

As subsidiaries are included in our financial statements from the date of their acquisition, the combined financial information for the Petroplus Core (Entities) as of and for the six months ended June 30, 2006 reflect the results of operations, financial position and cash flows of EPH from May 31, 2006, the date on which we acquired EPH, through June 30, 2006. To facilitate period-to-period comparability, we have added an adjusted column for the six months ended June 30, 2006 to the table of income statement data in the discussion of the results of operations for the Petroplus (Core Entities) below. The adjusted column excludes the results of operations of EPH for the period from May 31 to June 30, 2006. The discussion below of the results of operations for Petroplus (Core Entities) for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the figures in the adjusted columns.

Unless otherwise indicated, references to "we", "us" and "our" are to the Petroplus (Core Entities) only in the discussion below under "—Results of Operations" and "—Liquidity and Capital Resources".

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of

additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. The supply and distribution group is also responsible for our managing price exposure and related risks.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less material costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that when multiplied by a throughput number provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the ARA region, while a specific refinery might be located in an inland market where it is able to achieve a so-called inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super-unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super-unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil and product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging, activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery's relevant benchmark.

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly

available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil
BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/ two VGO/one 3.5% fuel oil

Each of the benchmark refining margins for our refineries are expressed in U.S. dollars per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

Cressier refinery. Based on the formula set forth in the table above, the benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 research octane number ("RON") gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a quote for gasoil) and 1% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery processes a low volume of MTBE as an additional feedstock. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately $2.50 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland. This regional premium across all products has historically averaged approximately $2.50 per barrel.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside refinery. The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oil are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and

straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately $0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

BRC refinery. The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 RON gasoline, two barrels of gasoil, two barrels of vacuum gasoil ("VGO") and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of naphtha on a c.i.f basis (as there is no direct quote, VGO has historically priced at this level) and 95 RON gasoline, heating oil (as a quote for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks. The overall effect of our crude and feedstock differential has historically averaged approximately $5.00 per barrel less than Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately $0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices[1]

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($/bbl)			
Crude Oil				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
Products				
Naphtha[2]	$42.42	$53.58	$49.13	$64.09
95 RON gasoline	$47.11	$63.02	$56.36	$75.72
ULSD	$51.94	$72.62	$66.92	$81.68
Gasoil[3]	$46.93	$67.63	$61.45	$77.78
1% Fuel oil	$25.12	$39.50	$34.30	$48.28
3.5% Fuel oil	$24.02	$36.38	$31.81	$47.13

Source: Bloomberg.

(1) Average of daily prices for trading days during the relevant period.

(2) Used also for the VGO price which does not have a quoted price.

(3) Based on the quoted price for heating oil.

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, interest rate and foreign currency fluctuations. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Materials cost for Petroplus (Core Entities) were negatively affected by hedging losses primarily relating to refining margin hedges of $7.1 million in 2004 and $116.1 million in 2005.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We are currently required to maintain certain levels of refining margin hedges in order to comply with our existing senior term debt and working capital facilities. We plan to repay and cancel our senior term debt and are currently renegotiating our working capital facilities to eliminate these hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we plan to significantly reduce the proportion of refining capacity hedges going forward. See "—Quantative and Qualitative Disclosure About Market Risks—Commodity Price Risk" and "Risk Factors—Risks Relating to Our Business and Our Industry—We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins".

Other Factors

We currently source our crude oil and refined petroleum products on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our Cressier and BRC refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and production of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, in the past we have purchased futures contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Also affecting our operating results is the safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

Petroplus (Core Entities)

All financial data in the discussion below of our results of operations are derived from the Petroplus (Core Entities) Combined Financial Information. As discussed above under "—Basis of Presentation", the discussion below of the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the "adjusted" column for the six months ended June 30, 2006 in the table of income statement data below.

The tables below provide supplementary income statement and operating data for Petroplus (Core Entities). Selected items in each of the periods are discussed separately below.

Petroplus (Core Entities)

	Year Ended December 31,		Six Months Ended June 30,		
	2004	2005	2005[1]	2006[1]	2006 Adjusted[1][2]
			($ million)		
INCOME STATEMENT DATA:					
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9	$2,952.4
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2	2,769.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7	$ 183.2
Personnel expenses	84.4	77.6	41.4	50.1	45.4
Operating expenses	51.8	68.6	30.6	35.4	32.6
Depreciation and impairments	31.0	40.7	18.1	19.6	18.2
Other administrative expenses	40.8	35.7	16.1	18.8	20.3
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8	$ 66.7
Financial(expense)/income, net	(33.4)	(63.7)	(48.3)	15.7	15.7
Financial currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)	(0.3)
Share of loss from equity investments	(2.7)	—	—	(0.2)	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4	$ 81.9
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)	(17.6)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2	$ 64.3
OTHER FINANCIAL DATA:[1]					
EBITDA[3]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3	$ 84.4
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5	$ 54.6

(1) Unaudited.

(2) Adjusted to exclude the results of operations of EPH for the period from May 31 to June 30, 2006.

(3) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
MARKET INDICATORS ($ per barrel):				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Benchmark refining margins:				
7/2/4/1 benchmark refining margin	$ 5.55	$ 7.79	$ 6.40	$ 7.13
5/1/2/2 benchmark refining margin	$ 3.97	$ 3.79	$ 3.78	$ 2.03

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA:[1][2]				
Crude oil throughput by refinery:				
Cressier	61.7	53.3	47.2	63.0
Teesside	98.5	105.4	106.1	89.9
Total crude oil throughput	160.2	158.7	153.3	152.9
Other feedstocks by refinery:				
Cressier	0.7	1.0	0.6	1.7
Teesside	—	—	0.2	—
Total other feedstocks	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Unhedged gross refining margin ($ million)	$282.4	$324.3	$108.6	$152.8
Refinery operating expenses ($ million)[3]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[3]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Unaudited.

(2) Excludes Antwerp processing facility.

(3) Refinery operating expenses reflect all costs directly related to the operation of the Teesside and Cressier refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at Cressier and Teesside[1]

	Year Ended December 31,				Six Months Ended June 30,			
	2004		2005		2005		2006	
	Thousands of bpd	% of throughput	Thousands of bpd	% of throughput	Thousands of bpd	% of throughput	Thousands of bpd	% of throughput
Throughput:								
Crude unit throughput								
Light sweet	143.6	89%	147.5	92%	143.2	94%	142.1	92%
Light sour	8.4	5	7.9	5	4.6	3	8.8	6
Medium sour	—	—	—	—	4.8	3	—	—
Heavy sour	8.2	5	3.3	2	0.7	—	2.0	1
Total crude unit throughput	160.2	100%	158.7	99%	153.3	100%	152.9	99%
Other throughput	0.7	—	1.0	1	0.8	—	1.7	1
Total throughput	160.9	100%	159.7	100%	154.1	100%	154.6	100%
Production:								
Light Products								
Gasoline	15.2	9%	13.2	8%	11.6	8%	15.9	10%
Diesel and gasoils	58.7	36	60.4	38	55.9	36	59.3	38
Jet fuel	10.7	7	8.3	5	8.0	5	9.1	6
Petrochemicals	0.8	1	0.7	—	0.6	—	0.6	—
Naphtha	22.6	14	25.0	16	24.8	16	21.9	14
LPG	4.0	2	3.2	2	3.2	2	3.5	2
Total light products	112.0	69%	110.7	69%	104.1	67%	110.3	71%
Low sulfur straight run	36.4	23	38.6	24	39.4	26	33.0	21
Fuel oil	8.9	6	7.3	5	5.8	4	8.2	5
Solid by-products/fuel consumed in process/fuel loss	4.0	2	3.6	2	3.7	2	3.8	2
Total production	161.3	100%	160.2	100%	153.0	99%	155.3	100%

(1) Unaudited.

Petroplus (Core Entities)—Six Months Ended June 30, 2006 (Adjusted) Compared to Six Months Ended June 30, 2005

Overview

Our net income was $64.3 million in the first six months of 2006 as compared to a net loss of $167.2 million in the corresponding period in 2005. Our operating income was $66.7 million in the first six months of 2006 as compared to an operating loss of $143.8 million in the corresponding period in 2005. Operating income in the first six months of 2006 included a gain of $60.5 million related to our commodity instruments. Operating income in the first six months of 2005 included a loss of $131.3 million related to our commodity instruments.

Revenue

Our revenue increased $331.3 million, or 13%, to $2,952.4 million in the first six months of 2006 from $2,621.1 million in the corresponding period in 2005. This increase in revenue was mainly attributable to higher refined petroleum product prices during the first six months of 2006.

Gross Margin

Our gross margin increased to $183.2 million in the first six months of 2006 from a loss of $37.6 million in the corresponding period in 2005. The improved gross margin in the first six months of 2006 was principally driven by gains from commodity instruments as well as strong market conditions. The net impact of our commodity instruments was a gain of $60.5 million in the first six months of 2006 as compared to a loss of $131.3 million in the corresponding period in 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 11% higher while our 5/1/2/2 benchmark refining margin for the Teesside refinery was 46% lower in the first six months in 2006 than in the first six months in 2005. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged $7.13 and $2.03, respectively, in the first six months in 2006.

Refinery Operations

Cressier. In the first six months in 2006, the Cressier refinery's total throughput rate averaged approximately 64,700 bpd.

In the first six months in 2005, the Cressier refinery's total throughput rate averaged approximately 47,800 bpd. The rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. In the first six months in 2006, the Teesside refinery's total throughput rate averaged approximately 89,900 bpd. The refinery experienced a reduced throughput rate due to a minor scheduled maintenance shut-down in the month of June 2006.

In the first six months in 2005, the Teesside refinery's total throughput rate averaged approximately 106,300 bpd.

Antwerp Processing Facility. Our Antwerp processing facility's results for the first six months of 2006 were an operating loss of $12.9 million as compared to an operating loss of $10.3 million for the first six months of 2005. The higher loss in the first six months of 2006 was largely due to increased expenditures related to the renewal of the facility's operating permit.

Personnel Expenses

Our personnel expenses increased $4.0 million, or 10%, to $45.4 million in the first six months of 2006 from $41.4 million in the corresponding period in 2005. This increase in personnel expenses was principally due to bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of our corporate reorganization.

Operating Expense

Our operating expense increased $2.0 million, or 7%, to $32.6 million in the first six months of 2006 from $30.6 million in the corresponding period in 2005.

Depreciation and Impairment

Our depreciation and impairment expenses increased $0.1 million, to $18.2 million in the first six months of 2006 from $18.1 million in the corresponding period in 2005.

Other Administrative Expenses

Our other administrative expenses increased $4.2 million, or 26%, to $20.3 million in the first six months of 2006 from $16.1 million in the corresponding period in 2005. This increase in other administrative expenses was principally due to increases in various professional fees, primarily for tax and consulting services.

Financial Income/(Expense), Net

Our financial income, net, was $15.7 million in the first six months of 2006 as compared to financial expense, net, of $48.3 million in the corresponding period in 2005. This positive financial income, net, in the first six months of 2006 was mainly due to gains of approximately $30.1 million related to foreign currency hedges as compared to a loss of $8.9 million in the corresponding period in 2005. In addition, the first six months of 2005 included a $22.9 million expense related to the repurchase of our senior notes due 2010 in connection with our delisting from the Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Our foreign currency exchange results represented a loss of $0.3 million both in the first six months of 2006 and in the corresponding period in 2005.

Share of Loss From Equity Investments

Our share of loss from equity investments was $0.2 million in the first six months of 2006 as compared to nil in the corresponding period in 2005.

Income Tax Benefit (Expense)

Our income tax expense was $17.6 million in the first six months of 2006 compared to an income tax benefit of $25.2 million in the corresponding period in 2005. The income tax expense in the first six months of 2006 was largely attributable to growth in our operating income during that period, whereas the income tax benefit in the corresponding period in 2005 was primarily impacted by our hedging losses. Our effective tax rate was 21% in the first sixth months of 2006 as compared to the effective tax benefit of 13% in the corresponding period in 2005. Our effective tax rate in the first six months of 2006 was negatively impacted by significant gains on our commodity instruments and limitations on the use of our net operating losses and unrecognized tax losses.

Petroplus (Core Entities)—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Our net loss was $106.2 million in 2005 as compared to net income of $1.6 million in 2004. We recorded an operating loss of $45.8 million in 2005 as compared to operating income of $42.0 million in 2004. The operating loss in 2005 included a $116.1 million loss related to the change in fair value of our commodity instruments. This charge fully offset improvements resulting from the strong market conditions in 2005. The operating loss in 2004 included a loss of $7.1 million related to the change in fair value of our commodity instruments. In both 2004 and 2005, our commodity instruments were primarily refining margin hedges.

Revenue

Our revenue increased $192.3 million, or 4%, to $5,552.3 million in 2005 from $5,360.0 million in 2004. This increase in revenue was mainly attributable to overall higher refined petroleum product prices reflecting the stronger market conditions in 2005 versus the lower prices in 2004.

Gross Margin

Our gross margin decreased $73.2 million, or 29%, to $176.8 million in 2005 from $250.0 million in 2004. This decrease in gross margin was primarily due to the effects of our commodity instruments in a volatile and backwardated hydrocarbon market, where hydrocarbon prices were at historically high levels. We recorded losses of $116.1 million in 2005 and $7.1 million in 2004 related to the change in fair value of our commodity instruments, primarily refining margin hedges.

The effect of our commodity instruments on our gross margin in 2005 was partially offset by stronger average industry refining margins. Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 40% higher in 2005 than in 2004, averaging $7.79 in 2005 as compared to $5.55 in 2004. Our 5/1/2/2 benchmark refining margin for the Teesside refinery decreased 5% from $3.97 in 2004 to $3.79 in 2005. In 2005, refining margins were impacted by the overall volatility of the crude oil and petroleum products markets, which we believe were affected by, among other things, crude oil supply concerns related to the conflicts in the Middle East, political uncertainty in Nigeria and growth in demand for petroleum products.

Refinery Operations

Cressier. The Cressier refinery's total throughput rate averaged approximately 54,300 bpd in 2005, as compared to 62,400 bpd in 2004. The 2005 total throughput rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. The Teesside refinery's total throughput rate averaged approximately 105,400 bpd in 2005, as compared to 98,500 bpd in 2004. The increase in throughput rate was positively impacted by the absence of any turnarounds in 2005.

Antwerp. Our Antwerp processing facility's results for 2005 were an operating loss of $22.5 million as compared to an operating loss of $14.6 million in 2004. In 2005, the Antwerp processing facility experienced higher capital costs related to maintaining its operating permit and higher expenses for personnel training.

Personnel Expenses

Personnel expenses decreased $6.8 million, or 8%, to $77.6 million in 2005 from $84.4 million in 2004. This decrease in personnel expenses was principally due to a $10.0 million decrease in employee benefit expenses as a result of a change in the Swiss pension scheme, partially offset by increases in wages, salaries and bonuses.

Operating Expenses

Operating expenses increased $16.8 million, or 32%, to $68.6 million in 2005 from $51.8 million in 2004. This increase in operating expenses was primarily attributable to an increase of $9.7 million in chemical costs and an increase of $6.1 million in project costs. The increase in project costs related primarily to the regulatory permit expenses and other changes at our Antwerp processing facility.

Depreciation and Impairment

Depreciation and impairment expenses increased $9.7 million, or 31%, to $40.7 million in 2005 from $31.0 million in 2004. This increase in depreciation and impairment expenses was primarily due to an increase in property, plant and equipment purchased in 2004.

Other Administrative Expenses

Other administrative expenses decreased $5.1 million, or 13%, to $35.7 million in 2005 from $40.8 million in 2004. This decrease in general and administrative expenses was principally due to a reduction in bad debt expenses in the amount of $4.3 million.

Financial Income/(Expense), Net

Financial expense, net, increased $30.3 million, or 91%, to $63.7 million in 2005 from $33.4 million in 2004. This increase in financial expense, net, was mainly due to a $28.5 million expense related to

the repurchase of our 10.5% senior notes due 2010 in connection with our delisting from Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Foreign currency exchange losses were $3.1 million in 2005 as compared to $0.1 million in 2004. The losses in 2005 were principally due to volatility in foreign exchange markets. In addition, our Teesside refinery did not have a scheduled maintenance shut-down during 2005. As a result, we were able to sell more products in the local U.K. market, which increased our exposure to foreign currency adjustments.

Income Tax

An income tax benefit of $6.4 million was recorded in 2005 as compared to an income tax expense of $4.2 million in 2004. The income tax benefit in 2005 was primarily due to our operating loss in that year. The effective tax rate for 2005 decreased as result of an operating loss in 2005, as compared to operating income in 2004.

EPH

All financial data in this discussion of EPH's results of operations are derived from the EPH Consolidated Financial Statements.

The tables below provide supplementary income statement and operating data for EPH. Selected items in each of the periods are discussed separately below.

EPH

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005[1]	2006[1]
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Material costs	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
OTHER FINANCIAL DATA[1]				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Hedging gain/(loss)[3]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)

(1) Unaudited.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of EPH's operating results. Management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. EPH's EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
	($ per barrel, except as noted)			
MARKET INDICATORS:				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
6/1/2/2/1 benchmark refining margin	$ 3.32	$ 2.46	$ 1.84	$ 1.92
Dated Brent less Urals differential	$ 4.12	$ 4.06	$ 4.30	$ 4.32
	(In thousands of barrels per day, except as noted)			
KEY OPERATING DATA[1]:				
Total crude oil throughput	91.1	92.7	95.7	89.6
Other feedstocks	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Unhedged gross refining margin ($ million)	$190.4	$275.5	$155.4	$152.2
Refinery operating expenses ($ million)[2]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[2]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Unaudited.

(2) Refinery operating expenses reflect all costs directly related to the BRC refinery's operation. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at BRC[1]

	Year Ended December 31, 2004 thousands of bpd	2004 % of throughput	2005 thousands of bpd	2005 % of throughput	Six Months Ended June 30, 2005 thousands of bpd	2005 % of throughput	2006 thousands of bpd	2006 % of throughput
Throughput:								
Crude unit throughput								
Light sweet	5.0	5%	20.8	22%	15.8	16%	10.8	11%
Medium sour	72.9	77	52.0	54	60.2	62	55.7	57
Heavy sour	13.2	14	19.9	21	19.7	20	23.1	24
Total crude unit throughput	91.1	96%	92.7	97%	95.7	98%	89.6	92%
Other throughput	3.1	4	3.1	3	2.1	2	7.7	8
Total throughput	94.2	100%	95.8	100%	97.8	100%	97.3	100%
Production:								
Light Products:								
Gasoline	7.9	8%	8.9	9%	7.6	8%	10.7	11%
Diesel and gasoils[2]	55.1	58	56.2	59	56.5	58	59.4	61
Naphtha	7.0	7	7.2	7	9.0	9	4.0	4
LPG	1.8	2	2.2	2	2.1	2	2.4	2
Total light products	71.8	75%	74.5	77%	75.2	77%	76.5	78%
Fuel oil	19.5	21	17.7	19	22.4	23	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	4	3.4	4	3.3	3	3.5	4
Total production	94.4	100%	95.6	100%	100.9	103%	97.6	100%

(1) Unaudited.

(2) Includes VGO.

EPH—Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Overview

Net income was $56.7 million in the first six months of 2006 as compared to $67.0 million in the corresponding period of 2005. Operating income was $67.0 million in the first six months of 2006 as compared to $67.8 million in the corresponding period in 2005.

Revenue

Revenue increased $438.0 million, or 40%, to $1,526.7 million in the first six months of 2006 from $1,088.7 million in the corresponding period in 2005. This increase in revenue was mainly attributable to significantly higher refined petroleum product prices.

Gross Margin

Gross margin increased $17.2 million, or 16%, to $122.9 million in the first six months of 2006 from $105.7 million in the corresponding period in 2005. This increase in gross margin was mainly attributable to increases in refined petroleum product prices combined with purchases of lower-cost feedstocks to optimize the refinery's cost structure.

Average industry refining margins and crude oil price differentials were stronger in the first six months of 2006 than in the corresponding period in 2005. Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 4% higher in the first six months in 2006 than in the corresponding period in 2005. The 6/1/2/2/1 benchmark refining margin averaged $1.92 and $1.84 for the six months ended June 30, 2006 and 2005, respectively. The Dated Brent less Urals differential averaged $4.30 and $4.32 for the six months ended June 30, 2006 and 2005, respectively.

Refinery Operations

In the first six months in 2006, the BRC refinery's total throughput rate averaged approximately 97,300 bpd.

In the first six months in 2005, the BRC refinery's total throughput rate averaged approximately 97,800 bpd.

Personnel Expenses

Personnel expenses increased $10.6 million, or 63%, to $27.3 million in the first six months of 2006 from $16.7 million in the corresponding period in 2005. This increase in personnel expenses was principally due to higher bonuses paid in 2006, reflecting the increase in EPH's gross margin and an additional transaction bonus paid to certain employees in connection with our acquisition of EPH.

Operating Expenses

Operating expenses increased $4.5 million, or 42%, to $15.1 million in the first six months of 2006 from $10.6 million in the corresponding period in 2005. This increase in operating expenses was mainly attributable to costs incurred to maintain throughput levels during a power outage that occurred at the end of the first six months of 2006.

Depreciation and Amortization

Depreciation and amortization increased $0.5 million, or 6%, to $8.9 million in the first six months of 2006 from $8.4 million in the corresponding period in 2005.

Other Administrative Expenses

Other administrative expenses increased $2.4 million to $4.6 million in the first six months of 2006 from $2.2 million in the corresponding period in 2005. This increase in other administrative expenses primarily relates to the reversal of a provision in the first six months of 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net increased $3.5 million to $4.3 million in the first six months of 2006 from $0.8 million in the corresponding period in 2005. This increase in interest expense was mainly due to a $120 million increase in the Trade Finance Facilities during 2006.

Income Tax Benefit (Expense)

Income tax expense was $7.3 million in the first six months of 2006 compared to an income tax benefit of $0.4 million in the corresponding period in 2005. The income tax benefit recorded in the first six months of 2005 arose largely from utilization of tax-loss carryforwards. The effective tax rate was 11% in the first six months of 2006 as compared to a benefit of 1% in the corresponding period in 2005. The higher effective tax rate for the first six months of 2006 was primarily due to a change in EPH's tax jurisdiction from the Cayman Islands to Switzerland.

EPH—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Net income was $143.6 million in 2005 as compared to $79.5 million in 2004. Operating income was $146.9 million in the 2005 as compared to $91.1 million in 2004. Operating income included losses of $47.9 million in 2005 and $27.8 million in 2004 related to the change in the fair value of our commodity instruments, primarily refining margin hedges.

Revenue

Revenue increased $519.2 million, or 30%, to $2,267.4 million in 2005 from $1,748.2 million in 2004. This increase was mainly attributable to an overall price increase for refined petroleum products in 2005, reflecting stronger market conditions in 2005.

Gross Margin

Gross margin increased $65.0 million, or 40%, to $227.6 million in 2005 from $162.6 million in 2004. This increase in gross margin was principally driven by the BRC refinery's increased use of lower-cost feedstocks in its throughput slate.

Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 26% lower in 2005 than in 2004. The 6/1/2/2/1 benchmark refining margin averaged $2.46 in 2005 and $3.32 in 2004. The Dated Brent less Urals differential averaged $4.12 and $4.06, respectively, in 2005 and 2004.

Refinery Operations

In 2005, the BRC refinery's total throughput rate averaged approximately 95,800 bpd.

In 2004, the BRC refinery's total throughput rate averaged approximately 94,200 bpd.

Personnel Expenses

Personnel expenses increased $3.4 million, or 13%, to $28.9 million in 2005 from $25.5 million in 2004. This increase in personnel expenses was principally due to the higher bonuses that were paid as a result of the improved operating results, partially offset by a slight reduction in personnel.

Operating Expense

Operating expenses increased $8.6 million, or 36%, to $32.5 million in 2005 from $23.9 million in 2004. This increase in operating expenses was mainly attributable to higher costs related to repairs and maintenance, increases in excise taxes as a result of higher production and increased premiums for insurance.

Depreciation and Amortization

Depreciation and amortization decreased $0.8 million, or 5%, to $14.2 million in 2005 from $15.0 million in 2004.

Other Administrative Expenses

Other administrative expenses decreased $2.0 million, or 28%, to $5.1 million in 2005 from $7.1 million in 2004. This decrease in general and administrative expenses was principally due to the release of a provision in 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net, increased $0.7 million, or 44%, to $2.3 million in 2005 from $1.6 million in 2004. The increase was primarily due to increased interest on bank overdrafts of approximately $2.3 million offset by decreased interest on a loan from its parent company and additional interest income on higher cash balances in 2005.

Income Tax Benefit/(Expense)

An income tax benefit of $4.7 million was recorded in 2005 compared to an income tax expense of $1.7 million in 2004. The tax benefit in 2005 primarily arose from the utilization of tax loss carry-forwards in 2005.

Liquidity and Capital Resources

Cash Flows—Petroplus (Core Entities)

All financial data in this discussion of our cash flow activity are derived from the Petroplus (Core Entities) Combined Financial Information.

The following table summarizes the cash flow activity of Petroplus (Core Entities) for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$(48.1)	$(211.0)
Cash (used in) investing activities	(81.9)	(121.3)	(23.2)	(451.1)
Cash provided by (used in) financing activities	135.7	(3.5)	1.6	683.4
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 99.5	$ (77.2)	$(85.6)	$ 38.6
Cash and short-term deposits at beginning of period	40.4	139.9	139.9	62.7
Cash and short-term deposits at end of period	$139.9	$ 62.7	$ 54.3	$ 101.3

Operating Activities

Our working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude oil and refined product shipments and tax and other duty payments.

Cash flows used in operating activities for the six months ended June 30, 2006 were $211.0 million as compared to $48.1 million for the corresponding period in 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. For the six months ended June 30, 2006, the effect of working capital changes was negative $304.0 million. The majority of these working capital changes were due to changes in the fair value of our derivative instruments, partially offset by an increase in trade debtors due to the timing of payments received on our refined petroleum product sales. The effect of working capital changes was positive $137.0 million for the six months ended June 30, 2005. Working capital changes in the six months ended June 30, 2005 primarily reflected changes in the fair value of our derivative financial instruments, partially offset by an increase in inventory.

Cash flows provided by operating activities were $66.1 million for the year ended December 31, 2005 as compared to $38.0 million for the year ended December 31, 2004. Cash flows from operating

activities for the year ended December 31, 2005 were mainly impacted by changes in working capital. The effect of changes in our working capital for the year ended December 31, 2005 was $171.1 million as compared to $82.5 million for the year ended December 31, 2004. The effect of changes in working capital in 2005 primarily related to the timing differences between the receipt of cash for our refined petroleum products sales and payments for our inventory, as well as changes in the fair value of our derivative financial instruments.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $451.1 million as compared to $23.2 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 were mainly impacted by the $429.2 million (net of cash received) we spent to acquire EPH on May 31, 2006.

Cash flows used in investing activities for the year ended December 31, 2005 were $121.3 million as compared to $81.9 million for the year ended December 31, 2004. The cash flows used in investing activities in 2005 primarily reflect $74.7 million net cash paid for a note receivable issued to RIVR Acquisition B.V. The cash flows used in investing activities in 2004 primarily reflect $76.7 million in capital expenditures.

You can find additional information about our capital expenditures under "—Capital Spending".

Financing Activities

Cash flows provided by financing activities for the six months ended June 30, 2006 were $683.4 million as compared to cash flows provided by financing activities of $1.6 million for the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a net increase in debt of $526.1 million. This increase in debt was mainly used to finance the acquisition of EPH and our ongoing operations. We also received a shareholders' contribution of $157.3 million from the disposal of non-core entities. Financing activities in the six months ended June 30, 2005 primarily included a shareholders' contribution of $31.3 million from the sale of non-core assets offset by a net decrease in debt of $33.0 million.

Cash flows used in financing activities were $3.5 million for the year ended December 31, 2005 as compared to cash provided by financing activities of $135.7 million for the year ended December 31, 2004. Financing activities in 2005 primarily related to a net decrease in debt of $89.8 million. This decrease was largely offset by a shareholders' contribution of $89.5 million from the disposal of non-core assets. Financing activity in 2004 largely reflects $136.5 million from shareholders' contribution from the disposal of non-core entities.

You can find additional information about the terms of our indebtedness under "—Summary of Indebtedness".

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, our total cash and short-term deposits were $101.3 million and our total interest bearing loans and borrowings were approximately $1,347.0 million.

Cash Flows—EPH

All financial data in this discussion of EPH's cash flow activity are derived from the EPH Consolidated Financial Statements.

The following table summarizes EPH's cash flow activity for the periods indicated:

EPH

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$(65.1)	$ 66.3
Cash used in investing activities	(29.6)	(29.3)	(13.1)	(10.7)
Cash (used in) provided by financing activities	(44.2)	70.4	56.1	(118.1)
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 13.8	$ 44.8	$(23.2)	$ (61.8)
Cash and short-term deposits at beginning of period	29.8	43.6	43.6	88.4
Cash and short-term deposits at end of period	$ 43.6	$ 88.4	$ 20.4	$ 26.6

Operating Activities

EPH's working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude and refined product shipments and tax and other duty payments.

Cash flows provided by operating activities for the six months ended June 30, 2006 were $66.3 million as compared to cash flows used in operating activities of $65.1 million for the six months ended June 30, 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. The effect of working capital changes for the six months ended June 30, 2006 was negative $6.8 million, as compared to negative $144.1 million for the six months ended June 30, 2005. The changes in working capital in the six months ended June 30, 2006 are primarily the result of timing differences between the receipt of cash for refined petroleum products sales and payments for inventory. Cash flows from operating activities for the six months ended June 30, 2005 were mainly impacted by changes in inventory, trade debtors and trade creditors.

Cash flows provided by operating activities were $5.1 million for the year ended December 31, 2005 as compared to $87.1 million for the year ended December 31, 2004. Cash flows from operating activities in 2005 were mainly impacted by increases in payments for inventory. The effect of working capital changes for 2005 was negative $142.3 million as compared to negative $7.8 million for 2004. The changes in working capital in 2005 were primarily a result of increases in crude oil prices and the build-up of crude oil feedstocks and inventory.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $10.7 million as compared to $13.1 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 and 2005 primarily related to capital expenditures. Capital expenditures in the first six months of 2005 primarily related to the construction of a total isomerization plant ("TIP") unit, that became operational in June 2005.

Cash flows used in investing activities for the year ended December 31, 2005 were $29.3 million as compared to $29.6 million for the year ended December 31, 2004. The cash flow used in investing activities in 2005 reflects capital expenditures of $23.1 million, primarily for construction of the TIP unit and $4.9 million used for the acquisition of a small subsidiary. Capital expenditures were $4.5 million lower in 2005 than in 2004, reflecting lower permit-related expenditures in 2005.

You can find additional information about EPH's historical capital expenditures under "—Capital Spending".

Financing Activities

Cash flows used in financing activities for the six months ended June 30, 2006 were $118.1 million as compared to cash flows provided by financing activities of $56.1 million in the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a $98.0 million

dividend to EPH's parent company and net repayments on short-term borrowings of $21.4 million. Financing activities in the six months ended June 30, 2005 primarily reflect an increase of short-term borrowings of $51.4 million.

Cash flows provided by financing activities for the year ended December 31, 2005 were $70.4 million as compared to cash flows used in financing activities of $44.2 million for the year ended December 31, 2004. Financing activities in 2005 primarily reflects higher net borrowings that were incurred in 2005 to finance the construction of the TIP unit. Financing activities in 2004 primarily reflects net repayments in short-term borrowings of $51.9 million.

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, total cash and short-term deposits were $26.6 million, and total interest bearing loans and borrowings were approximately $114.4 million.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into three major categories:

Permit-related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities pursuant to regulations pertaining to the remediation or the reduction of the impact on soil, water and air and occupational, safety and health issues.

Sustaining capital expenditures include regular, non-permit-related capital expenditures we make to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut-downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

The total capital expenditures, excluding acquisition expenditures, of Petroplus (Core Entities) are summarized in the following table by major category for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (unaudited)
	($ million)		
Permit-related	$ —	$ 1.9	$ 2.1
Sustaining	73.3	35.6	10.4
Turnaround	3.4	9.1	9.4
Total capital expenditures	$76.7	$46.6	$21.9

The total capital expenditures of EPH are summarized in the following table by major category for the periods indicated:

EPH

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006 (unaudited)
	($ million)		
Permit-related	$11.8	$ 8.2	$ 5.8
Sustaining	13.1	14.7	5.5
Turnaround	2.7	0.2	1.1
Total capital expenditures	$27.6	$23.1	$12.4

You can find information about our budgeted capital expenditures in "—Outlook".

Summary of Indebtedness

Overview

The following table sets forth our financial indebtedness and cash balances on as of June 30, 2006 for the Petroplus (Core Entities), which includes EPH:

	As of June 30, 2006 (unaudited) ($ million)
Senior Credit Facility	$589.3
Second Lien Credit Facility	125.5
Inventory Revolving Credit Facility	323.0
Receivables Purchase Facility	79.1
Trade Finance Facilities	91.1
Other liabilities[(1)]	139.0
Total financial debt	$1,347.0
Cash and short-term deposits	101.3
Net financial debt	$1,245.7

(1) Other liabilities primarily relate to our other small credit facilities, our finance lease obligations and smaller credit facilities.

Below is a summary of the material credit facilities and other material financing arrangements for the Petroplus (Core Entities) and EPH, including a description of our plans with respect to such facilities or arrangements in connection with or following the Offering.

Term Loan Facilities

As described below, we have secured financing commitments for the Senior Secured Facility for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay and cancel our existing Senior Credit Facility and Second Lien Credit Facility.

Senior Secured Facility

During October 2006, we, through certain of our subsidiaries, secured financing commitments for a new $635 million (€500 million) senior secured credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the purchase of the Ingolstadt refinery. The Senior Secured Facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the full repayment and cancellation of the Senior Credit Facility and the Second Lien Facility. Funds can be drawn on the Senior Secured Facility in euro, U.S. dollars, pounds sterling and Swiss francs. The borrowings under this facility would be jointly

and severally guaranteed by certain of our subsidiaries. The borrowings will be secured by, *inter alia*, pledges from some of our subsidiaries on capital stock and fixed assets. We do not intend to draw on this new facility during 2006.

The Senior Secured Facility will contain covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, making capital expenditures and amending or waiving certain material agreements.

The Senior Secured Facility will also contain certain financial covenants, including covenants requiring us to maintain a minimum ratio of EBITDA to net interest expense.

Compliance with the covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the Senior Secured Facility.

Senior Credit Facility

Certain of our subsidiaries are party to a $781 million senior credit facility dated February 10, 2005 (as amended, the "**Senior Credit Facility**"). The borrowings under the Senior Credit Facility bear interest at LIBOR (or, in relation at any loan in euro, EURIBOR) plus the applicable margin and any mandatory costs. The margin range is 2.50% to 2.75% and for certain tranches the margin can be reduced based on our interest cover ratio.

As of June 30, 2006, the borrowing outstanding under the Senior Credit Facility was approximately $589 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Senior Credit Facility in full.

Second Lien Credit Facility

Certain of our subsidiaries are party to a second lien credit facility dated February 10, 2005 (as amended, the "**Second Lien Credit Facility**"). Borrowing availability under the Second Lien Credit Facility is limited to $127 million. The borrowings under the Second Lien Credit Facility bear interest at EURIBOR plus 6.5% and any mandatory costs.

As of June 30, 2006, the borrowing outstanding under the Second Lien Credit Facility was approximately $125.5 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Second Lien Facility.

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a $750 million multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended, the "**Inventory Revolving Credit Facility**").

The Inventory Revolving Credit Facility is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the Inventory Revolving Credit Facility. Revolving loans under the Inventory Revolving Credit Facility bear interest at a rate that is the aggregate of a margin of 1.75% per year and LIBOR (or, in relation to any revolving loan in euro, EURIBOR) and any mandatory costs. Bank overdrafts are limited to $20 million and bear interest at a rate that is the aggregate of a margin of 1.75% per year, any mandatory costs and the overdraft lender's base rate or such other base rate as is agreed. The margin is reduced to 1.50% per year if our consolidated tangible net worth, as defined in the documentation, is equal to or greater than €200 million. Commissions on payment instruments vary depending upon the type of payment instruments. The borrowings under the Inventory Revolving Credit Facility are jointly and severally guaranteed by certain of our subsidiaries and the SPV purchaser under our Receivables Purchase Facility and, such borrowings are secured by certain assets of the borrowers and certain of the

guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The Inventory Revolving Credit Facility terminates on December 23, 2008.

The Inventory Revolving Credit Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses, making certain dividend or other restricted payments and amending or waiving certain material agreements.

The Inventory Revolving Credit Facility Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of $165 million or the sum of $127 million plus 25% of our net income, whichever is higher;
- a minimum ratio of EBITDA to net interest expense of 2.20:1, with such ratio increasing on March 31, 2008 to 2.5:1 until maturity;
- a minimum ratio of total term borrowings to EBITDA of 3.45:1, with such ratio decreasing on June 30, 2007 and decreasing periodically thereafter to 2.25:1 until maturity; and
- a minimum ratio of cash flow to debt service of not less than 1:1 until maturity.

Compliance with these covenants is determined in the manner specified in the documentation governing the Inventory Revolving Credit Facility. Under the facility, the calculation of EBITDA differs from the calculation of EBITDA presented elsewhere in this offering circular.

As of June 30, 2006, our borrowings under the Inventory Revolving Credit Facility were $323.0 million.

Following the completion of the Offering, we intend to amend and increase the Inventory Revolving Credit Facility to up to a total of $1.2 billion of committed availability for three years. This increase would enable us to refinance and cancel our bilateral trade finance facilities described below. We also expect the amended Inventory Revolving Credit Facility to contain an option to increase the facility amount to up to $2.0 billion on a pre-approved but uncommitted basis in connection with the planned completion of our acquisition of the Ingolstadt refinery or the completion of any other acquisitions that we may make in the future, and we expect to have additional uncommitted availability under the facility. Money market loans under this amended and increased Inventory Revolving Credit Facility are expected to bear interest at a rate that is the aggregate of a margin of between 1.00% and 2.00% per year (depending upon our consolidated tangible net worth and upon our financial leverage ratio) and LIBOR (or, in relation to any loans in euro, EURIBOR) and any mandatory costs.

The amended Inventory Revolving Credit Facility is expected to contain certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of €500 million ($635 million) increasing by 25% of net income after tax (NIAT) starting with 2007 NIAT, capped at approximately €750 million ($950 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20:1, increasing December 31, 2007 to 2.50:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the amended Inventory Revolving Credit Facility.

Receivables Purchase Facility

Certain of our subsidiaries are party to a $400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "**Receivables Purchase Facility**"). The Receivables Purchase Facility is guaranteed by certain of our subsidiaries and are secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPV purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less 2 weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The Receivables Purchase Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The Receivables Purchase Facility also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio of EBITDA to net interest expense of 2.20:1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70:1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45:1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Receivables Purchase Facility.

As of June 30, 2006, our borrowings in U.S. dollars, euro, Swiss francs and pounds sterling under the Receivables Purchase Facility were $79.1 million.

We are considering replacing the Receivables Purchase Facility with an asset backed commercial paper program (the "**ABCP Program**") during the first half of 2007, which would also be used to finance receivables related to the sale of inventory from the BRC and Ingolstadt refineries and possibly from any other refineries that we may acquire in the future. If completed, we expect that the ABCP program would provide us with more liquidity (possibly up to a total of $900 million) than is currently available under the Receivables Purchase Facility.

Bilateral Trade Finance Facilities

EPH has five secured (including certain asset security) uncommitted bilateral trade finance facilities (the "**Trade Finance Facilities**"). As set out above, after the completion of the Offering, we intend to increase the Inventory Revolving Credit Facility and subsequently repay and cancel the Trade Finance Facilities.

As of June 30, 2006, the total amount available for utilization under these facilities was $660 million. The Trade Finance Facilities are available in the form of revolving loan advances, overdrafts and other payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and guarantees. The overdrafts under the Trade Finance Facilities bear interest at a rate that is the aggregate of each bank's cost of funding plus a margin of 1.50% per year for four of the facilities, with a total amount available of $510 million, and 1.25% per year for one of the facilities, with a total amount available of $150 million. The commissions on each payment instrument vary depending upon the type of payment instruments.

The Trade Finance Facilities contain financial covenants including, for two of the Trade Finance Facilities, covenants requiring EPH's subsidiary Petrotrade BV to maintain:

- a minimum net equity of at least $50 million; and
- a maximum ratio of total on- and off-balance sheet liabilities to net equity of 10 to 1.

Compliance with these covenants is determined in the manner specified in the documentation governing the Trade Finance Facilities.

As of June 30, 2006, EPH had $91.1 million of borrowings outstanding pursuant to the Trade Finance Facilities.

Other Working Capital Facilities

We also have some smaller working capital facilities available, including a $19 million overdraft facility.

Letters of Credit and Guarantees

There are amounts outstanding in relation to various letters of credit under certain working capital facilities and under various lines of credit in relation to guarantees. These instruments are used primarily for crude, feedstock and product purchases. At June 30, 2006, for Petroplus (Core Entities),

the aggregate of the amounts outstanding in relation to these letters of credit and lines of credit is $608.9 million.

Liquidity and Capital Resources

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. To fund our planned acquisition of the Ingolstadt refinery and related supply and distribution assets, we intend to access our Senior Secured Facility, use cash flow from operations and potentially draw upon our working capital facilities. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Contractual Obligations

The following table summarizes the material contractual obligations and commitments for the Petroplus (Core Entities) as of December 31, 2005:

Petroplus (Core Entities)

	Payments Due by Period[1]			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
	(unaudited) ($ million)			
Long-term debt obligations[2]	$ 509.7	$ 148.7	$159.8	$201.2
Finance lease obligations	29.2	1.4	8.6	19.2
Operating lease obligations	8.9	5.9	1.8	1.2
Purchase obligations[3]	1,464.5	1,464.5	—	—
Total	**$2,012.3**	**$1,620.5**	**$170.2**	**$221.6**

(1) Excludes the purchase price for our acquisition of EPH and the purchase price for our planned acquisition of the Ingolstadt refinery and related supply and distribution assets.

(2) We intend to use the net proceeds received in the Offering and the proceeds from the selling shareholder's repayment of its note to Petroplus International B.V. to repay outstanding debt.

(3) Represents contractual obligations for future crude oil term purchases. These obligations were calculated using information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

The following table summarizes the material contractual obligations and commitments for EPH as of December 31, 2005:

EPH

	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
		(unaudited) ($ million)		
Long-term debt obligations	$ 21.5	$ 9.8	$11.7	$—
Finance lease obligations	2.8	0.4	2.4	—
Operating lease obligations	2.8	0.4	1.5	0.9
Purchase obligations[(1)]	1,883.8	1,883.8	—	—
Total	**$1,910.9**	**$1,894.4**	**$15.6**	**$0.9**

Payments Due by Period

(1) Represents contractual obligations for future crude oil term purchases. These obligations were calculated with information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price, volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2005, Petroplus (Core Entities) had letters of credit in the amount of $509.8 million and other guarantees in the amount of $85.8 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

As of December 31, 2005, EPH had guarantees in the amount of $21.6 million. The guarantees primarily related to security over credit facilities.

The Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire ExxonMobil CE's refinery and related businesses located in Ingolstadt, Germany. This acquisition is expected to close in the first half of 2007. There can be no assurances that the acquisition will be completed.

Based on information currently available to us, we believe that our acquisition of the Ingolstadt refinery will benefit us in the following ways:

We believe the acquisition will be accretive to our earnings, generate positive cash flow from operations and represent a 37% addition to our total throughput capacity. We expect to operate the Ingolstadt refinery at a total throughput of 100,000 to 110,000 bpd, which includes both crude oil and other feedstocks. Our ability to achieve these results depends on various factors, many of which are beyond our control, including the market environment for refined products and crude oil, general economic conditions, regulatory environment and unanticipated changes in the Ingolstadt refinery's operations.

The acquisition will increase our presence in Germany and Europe. The Ingolstadt refinery is located in the inland, niche southern German market providing product premiums for gasoline, jet fuel and other distillates, such as ULSD and heating oil. We estimate these product premiums to be approximately $1.50 per barrel compared to similar products sold in Rotterdam. We expect the Ingolstadt refinery's location advantage to continue, especially for middle distillates. Both Bavaria and Germany as a whole are short on middle distillates capacity.

The acquisition should enhance and complement our asset base. We believe the Ingolstadt refinery will enhance and complement our existing refineries. With the acquisition of the Ingolstadt refinery, we will increase the number of our operating refineries from three to four, and our combined crude oil throughput capacity from 295,000 to 405,000 bpd. We expect to be able to opportunistically direct crude cargoes from the oil fields in the Caspian Sea to either the Ingolstadt refinery or the Cressier refinery. In addition, the Ingolstadt refinery has a highly skilled and experienced workforce, who we believe complement the knowledge of our other refineries' workforces and enable us to further strengthen the implementation of best practices across our refineries.

Because the Ingolstadt refinery has historically been operated as part of the much larger organization ExxonMobil Corporation, detailed financial statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Schelhallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged $1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. We estimate that the regional premium has averaged approximately $1.50 per barrel across all of the refinery's products.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and production volumes in "The Acquisition of the Ingolstadt Refinery".

We have calculated an illustrative gross margin, which is revenue less materials costs, for the Ingolstadt refinery based on information currently available to us, including throughput and production data, and on assumed market prices adjusted for the Ingolstadt refinery's product premiums in its niche inland southern German market. Our estimate of the refinery's illustrative gross margin for both 2004 and 2005 is between $265 million to $275 million per year, with the results for 2005 being negatively impacted by a turnaround that occurred at the refinery during that year. In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The illustrative information presented above is based upon a number of assumptions. This information does not necessarily reflect the Ingolstadt refinery's actual historical performance and may not be representative of the Ingolstadt refinery's future financial performance.

Outlook

The discussion below contains forward-looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Forward-Looking Statements", "Risk Factors" and elsewhere in this offering circular.

The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt refinery and have not operated that facility. As a result, the forecasted information relating to the Ingolstadt refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that absent any unexpected changes, the refining industry will perform well in 2007, subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "—Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 6/1/2/2/1 benchmark refining margin for the BRC refinery and 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than the turnarounds described below.

Cressier Refinery

We expect the Cressier refinery's full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd in 2007.

BRC Refinery

We expect the BRC refinery's full-year total throughput rate will be approximately 85,000 bpd to 95,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut-down for an estimated 35 to 45 days.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's full-year total throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd, the refinery's crude oil throughput capacity.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strategic petroleum reserves throughout Europe. We estimate that we will generate approximately $9 million to $11 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt refinery. For the full-year 2007, we expect other revenues contributed by activities included in the Ingolstadt aquisition will be $13 million to $15 million.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 should range between $150 million and $180 million, excluding those related to the Ingolstadt refinery. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between $80 million to $85 million for the full-year 2007. These refinery operating expense estimates include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, excluding non-refinery personnel expenses and other administrative expenses, in 2007 will be consistent with our historical performance. Our non-refinery personnel expenses are expected to fluctuate in 2007 based on the number of our non-refinery employees and our financial performance.

Depreciation and Impairment

We expect depreciation and impairment expenses to be approximately $90 million to $100 million for 2007. This includes a full-year of depreciation of EPH assets and approximately $20 million for a full-year of depreciation related to our potential acquisition of the Ingolstadt refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life of four years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

After giving effect to the planned repayment and refinancing of our debt facilities discussed above under "—Recent Developments—Restructuring of Debt Facilities" and taking into account our expected financial performance, we expect that our net interest will have a blended rate of the published EURIBOR rate plus between 1.25% and 1.5%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities.

Income Taxes

We expect our effective income tax rate for 2007 to range from approximately 10% to 15% of our net income before taxes.

Capital Expenditures

Our strategy is to grow both through internal investments in our refineries and through the purchase of additional refinery assets. We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions and including those planned for EPH, to be $52 million for the six months ending December 31, 2006, and $146 million for the year ending December 31, 2007. We currently expect to spend $425 million, plus the value of net working capital, to complete the acquisition of the Ingolstadt refinery in the first half of 2007. Assuming crude oil prices of $65 per barrel, the value of the Ingolstadt refinery's net working capital would be approximately $345 million based on the refinery's current inventory levels. The following table summarizes our budgeted capital expenditures, excluding acquisitions, for the six months ending December 31, 2006 and for the year ending December 31, 2007 by major category:

Budgeted Capital Expenditures

	Six Months Ending December 31, 2006	Year Ending December 31, 2007[1]
	($ million)	
Permit-related	$10	$ 28
Sustaining	24	50
Turnaround	2	22
Subtotal	$36	$100
Project-related[2]	16	46
Total budgeted capital expenditures	$52	$146

(1) Excludes budgeted capital expenditures for the Ingolstadt refinery.

(2) Project-related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher-value light products at our refineries as well as IT projects.

Included in our forecasted project-related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. For the most part, the planned projects are in the $10 million to $25 million cost range and have an expected return period of approximately 1.5 to 2.5 years. We expect to put our currently planned group of projects in service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the six months ending December 31, 2006 and the year ending December 31, 2007, including those related to the acquisition of the Ingolstadt refinery, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to de-bottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately $55 million to $65 million to 2009. These projects are expected to increase the Cressier refinery's incremental throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Teesside Refinery

At our Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately

$20 million to $30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage installed to accommodate the higher-sulfur-content feedstocks. Based on our estimates, this project will cost approximately $70 million to $80 million by the time it is placed in service, during the scheduled turnaround in 2008.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization (TIP) improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shut-down in 2007 at a total cost of less than $1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. This project is expected to cost approximately $15 million, based on our estimates, and is also planned to be completed during the scheduled turnaround in 2007.

Antwerp Processing Facility

We are planning to improve the Antwerp processing facility's sulfur recovery, ability. By improving sulfur recovery, the desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm USLD. We expect this project to cost approximately $2 million and to be completed in 2008.

Ingolstadt Refinery

Based on our review of information provided by the seller, we expect that capital expenditures at the Ingolstadt refinery will amount to around $40 million to $45 million in 2007. Approximately $10 million of that amount relates to sustaining capital expenditures and the remainder relates to projects. Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement upon successful completion of the acquisition. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. As part of the sale and purchase agreement for the Ingolstadt refinery, we have agreed to fund the remaining expenditures for the project, which are currently expected to amount to approximately $5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, this project is expected to cost approximately $15 million and is to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low-sulfur heating oil. Following the implementation of the 1,000ppm heating oil project, the former reactor will be available for increased production of ULSD. The cost of this project is estimated to be approximately $9 million and would also be completed in 2007. This project is expected to increase the Ingolstadt refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third-party company to produce bio-diesel blending components. This third party would bear the cost of constructing a production plant for bio components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completed in 2008.

Quantitative and Qualitative Disclosure About Market Risk

General

The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk

Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum product, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity. Our commodity price-risk management strategy, therefore, focuses on ways to utilize the commodity futures and forward markets to manage risk associated with these price fluctuations.

In the past we have used several strategies to minimize the impact of volatility in feedstock costs and refined product prices on our profitability. Due primarily to the requirements of our existing senior debt and working capital facilities, we are required to hedge our refinery margin, being the spread between crude prices and refined petroleum product prices and hedge our minimum operating stock requirements. We maximize the atmospheric fuel oil premium through fixed differential physical contracts for our Teesside refinery. These hedges protect the refinery's expected minimum operating throughput of 70% of full capacity for 2007. Similar to our Teesside refinery, our Cressier refinery has previously been hedged at approximately 85% of production.

Prior to the completion of the Offering, we intend to amend our senior term debt and are currently renegotiating our bank facilities to eliminate the hedging requirements. Upon the amendment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward, which will leave us exposed to changes in the refining margins, and we possibly will reduce the amount of hedges on our minimum operating stock.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the U.S. dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the U.S. dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in U.S. dollars as well as euro, Swiss francs and pounds sterling.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in euros, Swiss francs and pounds sterling and then translated into U.S. dollars for inclusion in our financial statements. Thus, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a negative affect on our revenues as reported in U.S. dollars. Conversely, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a positive effect on our expenses as reported in U.S. dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated in not only U.S. dollars but also in euro, Swiss francs and pounds sterling. Accordingly, the relative movements of the exchange of the exchange rate of the U.S. dollar against any of these non-U.S. dollar currencies can significantly affect our results of operations.

As of June 30, 2006, approximately 34% of our pro forma combined indebtedness (not including any indebtedness we may incur in connection with the acquisition of the Ingolstadt refinery) was denominated in U.S. dollars, approximately 50% was denominated in euro, approximately 9% was denominated in Swiss francs and approximately 7% in pounds sterling. As a result, a decrease in the value of any of these non-U.S. dollar currencies against the U.S. dollar will result in a decrease in the U.S. dollar value of the relevant non-U.S. dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the U.S. dollar will result in an increase in the U.S. dollar value of such indebtedness.

Interest Rate Risk

As of June 30, 2006, we had $1,347.0 million of total borrowings. We are subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of June 30, 2006, we had interest rate swaps against these borrowings in a total aggregate amount of approximately $459 million with a remaining average maturity of approximately 2.2 years.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees or letters of credit or similar credit mitigation instruments.

Critical Accounting Judgments and Estimates

The preparation of our financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require a more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to our Cressier refinery; in the course of evaluating that contract under IFRIC 4, *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined product to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Goodwill

We determine whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use

requires us to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets

Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write-down of crude oil or refined petroleum products may be considered. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

INDUSTRY OVERVIEW

Introduction

Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable finished petroleum products, such as diesel fuel, gasoline and home heating oil. Refining is primarily a margin-based business where both the feedstocks and refined petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks and converting them into finished petroleum products.

The oil refining industry operates in a global business environment. There is worldwide demand for crude oil, other feedstocks and refined petroleum products, all of which are transported at relatively low costs by sea and by pipeline between geographic regions. There are 662 oil refineries worldwide, with approximately 103 operating in western Europe.

The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the cost of crude oil. By way of demonstrating the improved industry environment, the Northwest European crack spread, as an indicator of margins for individual refineries operating in the Antwerp-Rotterdam-Amsterdam ("ARA") region, averaged $2.95 per barrel between 1992 and 1999. As a result of the improvement in underlying industry fundamentals, these spreads averaged $6.96 per barrel from 2000 to 2005 and $11.89 per barrel in the first six months of 2006. The following chart shows the Northwest European 2/1/1 crack spread per barrel since 1992, together with the average crack spread per barrel for the periods from 1992 to 1999 and from 2000 to 2005 and the first half of 2006:

Northwest European Refining Margins: 1992–2006



$/bbl
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Average 1992-1999: $2.95
Average 2000–2005: $6.96
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
H1 2006
Bloomberg NWE Cracking US$/bbl (Ticker: CRKS211B)

Source: Bloomberg.

The European oil refining industry is currently characterized by capacity shortages, high utilization rates, increasing demand for specialized refined petroleum products, especially ULSD, and increasing supplies of lower cost sour crude oils. The overview below explains the basics of the refining process and certain factors that influence our industry.

Refining Basics

Refineries are uniquely designed to process specific crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

- separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;
- chemically convert the separated hydrocarbons into more desirable products; and
- treat the products by removing unwanted elements and compounds.

Each step in the refining process is designed to maximize the value of the refined petroleum products produced.

Below is a description of refinery conversion units. Not all refineries possess each of these units.

Distillation. The first refinery units to process crude oil are typically the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and liquefied petroleum gas, vaporize and exit the top part of the atmospheric distillation unit. Medium-boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher-boiling liquids, such as fuel oils, and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher-value products or are sent to storage tanks for sale to customers.

Conversion. The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking", a process that breaks, or cracks, higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the visbreaking unit, the coker, the hydrocracker and the FCC unit. Thermal cracking is accomplished in the visbreaking unit and/or the coker. The visbreaking unit receives heavy residuum feedstock from the crude distillation units and transforms it at high temperature into lighter products such as gasoline, naphtha, kerosene and distillates. The remaining heavy residuum from the visbreaker has a lower viscosity than the heavy residuum from the crude distillation unit, which means that fewer diluents have to be added to be able to use the residuum as fuel oil. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC. Hydrocrackers receive feedstocks from cokers, FCCs and crude distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude distillation units and coker into liquefied petroleum gas, gasoline and distillates by applying heat in the presence of a catalyst. A FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

Reforming. The production of light distillates is performed in a refinery's continuance catalyst regeneration unit. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

Removal of Impurities. Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals, and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil

The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour):

- *Density.* The less dense the crude, the lighter and thinner it is. Conversely, the more dense the crude, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees". The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.
- *Sulfur content.* Crude is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

The terms light, medium and heavy when used in reference to crude oils refer to their API gravity, and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil. Light sweet crude oils typically are more expensive than heavy sour crude oils because they require less treatment and, therefore, lower operating costs to produce a slate of products with a greater percentage of higher value, light refined products. Heavy and sour crude oils produce a greater percentage of lower-value products with simple distillation and require additional processing and higher operating costs to produce the higher-value, light refined products. In seeking to maximize their refining margins, refiners strive to process the optimal mix, or slate, of crude oils through their refineries, depending on each refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils.

Industry Terminology

Crack Spreads

Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. The "2/1/1" crack spread assumes two barrels of crude oil will be converted, or "cracked", into one barrel of gasoline and one barrel of diesel fuel. Average 2/1/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. In Europe, the crude oil used to calculate crack spreads is Brent blend for northwest Europe, and Urals, also referred to as Russian Export Blend Crude Oil or "REBCO", for the Mediterranean region.

Actual refinery margins vary from the 2/1/1 or other reference crack spread due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crudes

Oil prices and quality are usually stated by reference to certain benchmarks, including:

- *Dated Brent* is the price of all ready shipments of Brent blend, a light sweet North Sea crude oil. Brent blend has a gravity of approximately 38° API and sulfur content of approximately 0.4%. Most of the Brent blend is refined in northwest Europe, but significant volumes are also shipped to the United States and the Mediterranean region. Oil production from Europe, Africa and the Middle East flowing west tends to be priced off the Dated Brent benchmark. According to the International Petroleum Exchange, this benchmark is currently used for pricing of two-thirds of the world's internationally traded crude oil supplies. Brent blend has a rolling-price assessment based on the physical Brent-Forties-Oseberg crude oil cargoes loading not less than ten days forward and loaded f.o.b. at the named port of shipment.
- *West Texas Intermediate* (or "WTI"), the benchmark for North American crude oil, is lighter and sweeter than Brent. WTI has a gravity of approximately 40° API and sulfur content of approximately 1.2%.
- *Urals*, the Russian benchmark crude oil, is a medium sour crude oil. Urals is a mixture of several crude oil qualities transported for export and domestic Russian use via the Russian crude oil

transportation system. Urals has a gravity of approximately 32° API and sulfur content of approximately 1.2%. The spot price of Russian Export Blend is reported at Augusta, Italy, and Rotterdam, the Netherlands, the two primary delivery points.

Sweet/Sour Differential

The sweet/sour differential is the price differential between sour and light sweet crude oils. In the European context, this term generally refers to the price differential between Urals and the Brent blend. Urals crude oil, being a heavier and more sour crude than Brent blend, typically trades at a discount to Brent blend. The price differential has increased in recent years as a consequence of the increase in the production of sour crude oil, demand for light petroleum products and demand for sweeter crudes due to more stringent sulfur-content regulations for gasoline and diesel fuel.

Product Differentials

Because refineries produce many other products that are not reflected in crack spreads, product differentials to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel, and relatively low volumes of by-products, such as liquefied petroleum gas, residual fuel oil, petroleum coke and sulfur.

Operating Costs

Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy.

Refinery Products

The main refinery products, not all of which we produce, are as follows:

Petroleum Gases. Petroleum gases are the lightest products of the refining process, primarily consisting of methane, ethane, propane and butane. Their primary uses include heating and use as an intermediary in petrochemical manufacturing processes. Petroleum gases are often liquefied under pressure to create liquefied petroleum gas ("LPG"), consisting primarily of propane and butane, for use as a fuel and an intermediate material in the petrochemical manufacturing process.

Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene and isobutylene, are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemicals are produced for use as solvents, including benzene, toluene and xylene.

Gasoline. One of the most significant refinery products is motor gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

Naphtha. Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry, for catalytic reforming and in the production of hydrogen.

Middle Distillates. Middle distillates are diesel fuels, heating oils and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating and oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking and space heating, lighting, solvents and for blending into diesel fuel.

Fuel Oil. Fuel oils are petroleum products that are used as fuels for home heating and industrial and utility boilers.

Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

Petroleum Coke. Petroleum coke, a by-product of the coking process, is almost pure carbon and has a variety of uses. Fuel-grade coke is used primarily by power plants as fuel for producing electricity. Premium grades of coke, low in sulfur and metal content, are used as anodes for the manufacture of aluminum.

Niche refined petroleum products. Various refined petroleum products are produced in relatively small quantities such as base oils, biofuels, MTBE, ETBE, TAME and other refined petroleum products. These products are commonly used as blending components for transportation fuels or for lubricants.

Industry Characteristics

Refinery Complexity

Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. The configuration of complex oil refineries is typically oriented towards the production of gasoline (catalyst cracking), whereas the configuration of others is oriented towards the production of middle distillates (thermal conversion and/or hydrocracking). Refinery complexity is commonly measured by the Nelson Complexity Index, which is calculated annually by the *Oil and Gas Journal*. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput. The average Nelson Complexity Index rating for refineries in western Europe is approximately 7.2.

Refinery Locations

The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via sea tanker vessels, pipelines, rail or tank trucks. Refining companies seek to maximize their profits by placing their products in the markets where they receive the highest netbacks. Due to their lower logistics costs, oil refineries located in coastal areas typically have a competitive advantage over oil refineries located inland in sourcing crude oil supplies. Nevertheless, certain inland refineries with niche market positions may also have significant competitive advantages. Oil refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and satisfying local demand.

Ownership of Refineries

Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream activities, or refining, marketing and other operations, such as gas, petrochemicals, power, and transportation operations.

An independent refiner has no source of proprietary crude oil production; it purchases its feedstocks on the open market under term or spot contracts.

Refiners primarily distribute their products through either wholesale or retail channels. Oil refining companies that operate as wholesalers principally sell their refined petroleum products under term and spot contracts to their customers. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets.

In recent years, integrated oil companies have sought to lower their exposure to the western European refining sector through divestments and rationalization of their refining portfolio. We believe this trend will continue.

Industry Trends

Limited Oil Refining Capacity

The global demand for refined petroleum products has grown faster than refining capacity for those products in recent years. According to the *2006 BP Statistical Review of World Energy*, while refining capacity in the European Union decreased approximately 23% from 19.2 million barrels per day in 1981 to 14.8 million barrels per day in 2005, demand for refined fuels increased 11.3% from 4.8 billion barrels to 14.8 million barrels over the same period.

The following chart sets forth global oil refining capacity and global refined petroleum product demand and supply from 1966 through 2005:

Global Oil Refining Capacity and Product Demand and Supply: 1966–2005



Thousands of bpd
90,000
80,000
70,000
60,000
50,000
40,000
30,000
1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004
Global Product Supply
Global Refining Capacity
Global Product Demand

Source: 2006 BP Statistical Review of World Energy.

The oil refining industry was characterized by overcapacity throughout the 1980s and much of the 1990s, resulting in lower investment in additional refining and conversion capacity. Although global refining capacity began to rise again during the late 1990s, particularly in Asia, Africa and the Middle East, this was offset by refinery closures in western Europe and the United States. The number of refineries in operation in western Europe declined from 158 in 1981 to 103 in 2005 and in the United States from 303 to 132 during the same period. These closures typically involved inefficient, small-scale and technologically weak refinery assets. Since the 1980s, instead of directing investment towards the construction of new refineries, western European and U.S. refiners have been directing investment towards expanding the capacity of existing infrastructure, upgrading and converting existing infrastructure to comply with increasingly stringent environmental regulations and making refineries more competitive through better technology, energy conservation and greater ability to run cheaper crude oil feedstocks. In addition, current U.S. and E.U. environmental legislation, lengthy planning procedures and construction times averaging five to seven years limit the relative attractiveness of "greenfield" refinery investments compared with investments in upgrades of existing facilities. Chinese GDP expansion is expected to absorb much of the planned increase in Asian refining capacity.

From 1981 to 2005, the compound average growth rate in global refining capacity was 0.4% compared to a compound average growth rate of 2.0% for petroleum products consumption during the same period, highlighting the shrinking excess refinery capacity gap and the limited ability for growth in capacity to match the growth in demand. Within our operating markets, the capacity constraints are even more acute.

The following table sets forth the total refining capacity located in certain countries that form part of the operating market for our current refinery activities and the total refining capacity in the European Union in 1995, 2000 and 2005 and the compound annual growth rate of that capacity from 1995 to 2005:

Total Refining Capacity: 1995, 2000 and 2005

	1995	2000	2005	Compound Annual Growth Rate (1995-2005)
	(thousands of bpd)			%
United Kingdom	1,884	1,778	1,848	(0.19)%
Belgium	692	770	778	1.18%
Switzerland	132	132	132	0.00%
Germany	2,104	2,262	2,322	0.99%
Total European Union	14,130	14,498	14,901	0.53%

Source: 2006 BP Statistical Review of World Energy and, for Switzerland, Oil and Gas Journal.

High Utilization Rates

Between 1981 and 2005, refinery utilization increased from 63.8% to 92.4% in the European Union and from 69.7% to 87.7% in the United States. The US Energy Information Administration projects that over the next 25 years utilization will remain high relative to historic levels, ranging from 93% to 95% of design capacity in the United States, approaching an effective maximum rate. The trend towards greater capacity utilization has been driven by several factors including those discussed above.

The following chart sets forth the average utilization rates of oil refineries located in the European Union and the United States compared with the number of operable refineries in Western Europe and the United States from 1981 through 2005:

Number of Refineries Versus Utilization in Europe and the United States: 1981–2005



100%
90%
80%
70%
60%
50%
Utilization rate (%)
300
250
200
150
100
50
Number of refineries
1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005
Average Utilization Rate European Union
Average Utilization Rate United States
Number of Western European Refineries
Number of U.S. Refineries

Source: 2006 BP Statistical Review of World Energy and Oil and Gas Journal.

Forecasted Supply and Demand Fundamentals

The structure and development of supply and demand of refined petroleum products, as well as the specifications for refined petroleum products, vary between geographical regions. Europe and North America are expected to show only a limited increase in capacity but continued growth in demand. In North America, this is expected to increase further the net shortage in refining capacity, while in

Europe the supply-demand situation is expected to remain tight. The table below shows the expected development in total demand for petroleum products and refinery supply for Europe and North America for 2005, 2010 and 2015:

Europe and North America Petroleum Product Demand and Refining Capacity: 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Demand	16,825	17,270	17,514
Supply	17,007	17,459	17,667
Surplus	182	189	153
North America			
Demand	22,110	22,758	23,636
Supply	20,992	21,643	22,359
Deficit	(1,118)	(1,115)	(1,277)

Source: Energy Market Consultants (2006).

Even though demand is expected to increase in both North America and Europe, the structure of demand is expected to develop differently in the two regions. In Europe, there is expected to be increasing demand for diesel and a decreasing demand for gasoline, as a result of a trend away from gasoline-powered cars and towards diesel-powered cars. In contrast, demand for gasoline is expected to grow in North America. The graphs below show the aggregate demand for the principal refined petroleum products for 2005, 2010 and 2015 for North America and Europe.

Demand for Petroleum Products in North America: 2005, 2010 and 2015



12,000
10,000
8,000
6,000
4,000
2,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

Demand for Petroleum Products in Europe: 2005, 2010 and 2015



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

As a result, significant imbalances between demand and supply of different refined petroleum product qualities have developed. Most importantly, according to Energy Market Consultants, there is currently a shortage of gasoline production capacity in North America of 677,000 bpd, while Europe is facing a shortage of diesel fuel production capacity of 225,000 bpd. The increased European demand for diesel also resulted in a decrease in demand for gasoline and consequently Europe currently has a surplus of 1,047 bpd in gasoline. These imbalances are expected to continue over the next ten years due to increasing demand generated by forecasted population growth in each of these regions, the increasing dieselization in Europe and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The table below shows the expected development in net supply position in Europe and North America for diesel and gasoline for 2005, 2010 and 2015:

Gasoline and Diesel Surplus/(Deficit): 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Gasoline	1,047	1,709	2,094
Diesel	(225)	(353)	(568)
North America			
Gasoline	(677)	(541)	(608)
Diesel	(66)	(73)	(4)

Source: Energy Market Consultants (2006).

These product supply-and-demand imbalances within Europe and North America have created attractive opportunities for those oil refiners capable of supplying products complying with the required specifications in each geographical region. Price differentials between Europe and North America that result from the above-mentioned product supply and demand imbalances make exporting to North America an attractive opportunity. Refineries in the European Atlantic Basin that are located near, or

have pipeline connections to, deep water shipping terminals are expected to benefit from the expected future growth in exports of gasoline from Europe to North America.

The expected demand development in our operating markets is similar to the aggregate demand development for Europe as a whole. The following chart illustrates the demand in the operating markets for various refined petroleum products in 2005 and forecasts for 2010 and 2015:

Total Demand for Petroleum Products: 2005, 2010 and 2015


3,000
2,500
2,000
1,500
1,000
500
0
000s bpd
Belgium
Germany
UK
Switzerland
2005
2010
2015

Source: Energy Markets Consultants (2006).

Market Prices

The pricing of refined petroleum products is mainly driven by the prevailing demand-and-supply balance, movements in crude oil prices and changes in inventory levels as well as the price development of standardized transactions made on the major petroleum exchanges. The following chart illustrates

market-price trends for the principal refined petroleum products and for Dated Brent for 1995 through 2005:

Petroleum Product Prices: 1995–2005


100
90
80
70
60
50
40
30
20
10
0
$ per bbl
Jan -95
Jul -95
Jan -96
Jul -96
Jan -97
Jul -97
Jan -98
Jul -98
Jan -99
Jul -99
Jan -00
Jul -00
Jan -01
Jul -01
Jan -02
Jul -02
Jan -03
Jul -03
Jan -04
Jul -04
Jan -05
Jul -05
Jan -06
Jul -06
Gasoline
ULSD
Dated Brent

Source: Platts.

Price trends of refined petroleum products do not necessarily track the price trends of crude oil, since product price trends are also affected by inventory levels and by price fluctuations on international oil exchanges. The following chart illustrates the differences between the market prices of the principal refined petroleum products and market price for Dated Brent for 1995 through 2005:

Petroleum Product Crack Spreads: 1995–2005


30
20
10
0
-10
-20
-30
$ per bbl
Jan -95
Jul -95
Jan -96
Jul -96
Jan -97
Jul -97
Jan -98
Jul -98
Jan -99
Jul -99
Jan -00
Jul -00
Jan -01
Jul -01
Jan -02
Jul -02
Jan -03
Jul -03
Jan -04
Jul -04
Jan -05
Jul -05
Jan -06
Jul -06
Gasoline
ULSD
Fuel Oil

Source: Platts.

Increased Light/Heavy and Sweet/Sour Differentials

With the improvement in the global economy in recent years, worldwide crude oil demand has increased. The incremental production from OPEC and other oil producers to fill this demand has tended to be heavier, sour crude oils. At the same time, many refiners have turned to processing lighter crude oils to maximize yields of light transportation fuels, resulting in increased supplies of heavy and sour crude oils. As a result, the discounts for heavy and sour crude oils relative to the prices of light crude oils have increased. The average price differential between Dated Brent crude oil and Urals crude oil averaged $4.32 per barrel in the first six months of 2006 compared to $4.30 per barrel in 2005, $4.12 per barrel in 2004 and $1.66 per barrel in 2003. We believe that greater worldwide supplies of lower-cost heavy and sour crude oils and increased demand for light crude oils will continue to provide a cost advantage to refineries with complex configurations that are able to process heavier, sour crude oils.

The following chart shows the price differential between Dated Brent crude oil and Urals crude oil from 1994 through the first half of 2006:

Brent—Urals Spread: 1995 to 2006


$ per bbl
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1H 2006

Source: Bloomberg.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve c.i.f.-priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.

May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell or contract to sell Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example, we:

Recruited an Experienced Management Team. In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has more than 25 years of industry experience and a proven track record of successfully growing and enhancing shareholder value. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.

Acquired the BRC refinery. In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.

Divested Our Non-Core Assets to Focus on Refining. We continued to divest, or entered into contracts to divest, non-core assets that were not related to our refining and wholesale marketing operations and in August 2006 we sold the majority of the remaining non-core assets for approximately $378 million plus approximately $64 million of assumed debt. These non-core assets primarily included Petroplus Tankstorage, Frisol/Bunkering, Oxyde Chemical, 4Gas and other non-core assets. You can find more information about these divestitures in "Certain Relationships and Related Party Transactions".

Agreed to Acquire the Ingolstadt Refinery. We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets. The purchase of the Ingolstadt refinery is expected to increase our combined crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

Favorable Supply and Demand Fundamentals in Europe. We believe that the supply and demand fundamentals for refined petroleum products in Europe have improved since the late 1990s and will remain favorable. According to *Oil and Gas Journal*, the number of refineries in western Europe, decreased from 158 in 1981 to 103 in 2005. Energy Market Consultants projects that capacity additions in western European countries will increase total refining capacity at an annual rate of only 0.2% per year over the next decade, while demand for refined petroleum products is expected to continue to grow steadily at 0.4% per year over the next decade. Most of this growth in demand is expected to come from diesel and jet fuel, partially offset by a decrease in demand for gasoline.

Increasing Supply and Demand Imbalances Between Europe and North America. Significant imbalances between demand and supply of different refined petroleum product qualities have developed in North America and Europe. North America currently is facing an increasing shortage of gasoline production capacity. Europe, on the other hand, is facing an increasing shortage of diesel fuel production capacity while having an excess of gasoline production capacity. These imbalances are expected to continue in the next few years due to increasing demand generated by forecasted population growth and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The price differentials between Europe and North America that result from these supply and demand imbalances are making long-distance sea transport of refinery products increasingly attractive.

Continued Consolidation of the Refining Sector. We believe that the continuing consolidation in the refining industry may create attractive opportunities to acquire competitive refining capacity. During the period from 1995 to 2005, the percentage of U.S. refining capacity owned by major integrated oil and/or state-owned companies decreased from 76% to 68%. During this same period, the percentage of U.S. refining capacity owned by the top ten owners of refining assets increased from 50% to 67%, and the share held by independent refiners increased from 24% to 32%. We believe similar trends are currently underway in Europe where the market share held by independent refiners increased from 11% to 16% between 1995 to 2005. We believe the U.S. and European refining industry will continue to consolidate in the future.

Increasing Demand for Products Meeting Tighter Specifications. We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels. Tightened petroleum product specifications and the increased role of renewable raw materials have resulted in increasing demand for new high-quality transportation fuels and other products, such as ULSD and biodiesel. Demand for low-sulfur products in the European Union is expected to increase further as the E.U. mandatory maximum sulfur limit for gasoline and diesel fuel is lowered in 2009 from the current limit of 50ppm to 10ppm.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

Track Record of Highly Experienced and Growth-Oriented Management Team. Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team have a proven track record in the refining industry. From 2002 to 2005, Mr. O'Malley was the chairman and chief executive officer of Premcor Inc. From 1990 to 2001, he was chairman and chief executive officer of Tosco Corporation. Mr. O'Malley led both Premcor Inc. and Tosco Corporation during periods of significant growth in operations and shareholder returns through successful refinery asset acquisitions and seamless integration of these acquisitions. At Petroplus, he has assembled an experienced and committed management team consisting of executives who have held key management positions in growth-oriented organizations in the refining sector.

Proven Ability to Identify, Execute and Integrate Acquisitions. The Petroplus organization and our new management team have substantial experience in identifying, executing and integrating acquisitions. We believe we are at the forefront of successfully consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the

Ingolstadt refinery acquisition in July 2006. We believe our established track record of operating refineries, combined with the previous experience and reputation of our new management team, provides us with the credibility required to be the preferred buyer in divestment processes.

Leading Pure Play Refiner. We are a "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand. As a result, we are free to supply our products into the distribution channel or market that we believe will maximize profit. We do not own assets or businesses, such as petroleum exploration and production assets or substantial retail distribution assets, that compete for capital or management attention. Therefore, our capital and attention are focused on improving our existing refineries and acquiring additional competitive refining capacity.

Multi-Site Refining System with Geographic and Cash Flow Diversification. We own three refineries and are in the process of acquiring the Ingolstadt refinery. With this acquisition, we expect our combined crude oil throughput capacity will be approximately 405,000 bpd, increasing our total throughput capacity by 37%. Our portfolio of multiple refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.

Strategically Located Refineries with Cost and Supply Advantages. Each of our refineries is located in an area that offers key competitive advantages. For example, the Cressier refinery is one of only two refineries in Switzerland, a country that imports approximately 60% of its refined petroleum products, principally by rail and over the Rhine River. Due to significantly lower transportation costs, the Cressier refinery benefits from a built-in margin premium vis-à-vis imported refined products and is able to stay competitive from a pricing perspective. Our Teesside refinery's pipeline connection to the Ekofisk loading terminal at Sea Sands enables it to achieve reduced crude delivery costs and a competitive advantage over other European refineries that process the same crude oil. Our BRC refinery's location, adjacent to the Port of Antwerp at the center of the ARA region, provides it with proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence; favorable logistics and sea-going crude and product transport, including to Africa and North America; and access to sour crude oils that can be purchased on a spot basis for prices below prevailing market prices for Dated Brent.

Ability to Produce Products Complying with the Latest Environmental Requirements. Our refineries produce products complying with the latest environmental requirements, such as the E.U. low-sulfur gasoline and diesel standards. Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur requirements, eliminating the need to divert additional capital to meet these requirements.

Export Channel to North America. There has been a growing product supply-and-demand imbalance between North America and Europe for gasoline. We believe that we are well positioned to take advantage of Atlantic Basin arbitrage due to the BRC refinery's proximity to ports and potentially realize premium margins if current product supply-and-demand trends continue.

Flexibility of Crude Supply. Our portfolio of refineries allows us to process a wide variety of crude types from around the world, including sour crude oils. This flexibility reduces our dependence on one particular crude or crude supplier and enhances our ability to opportunistically purchase crude on the spot market. In addition, our BRC refinery is well positioned to take advantage of the sweet/sour differential as it has the ability to process substantial volumes of sour crude oils.

Business Strategies

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

Meaningful Growth Through Acquisitions and Disciplined Internal Capital Investment. We intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital, assuming historic average margins and crude oil price differentials.

We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will

present us with attractive acquisition opportunities. We completed the acquisition of the BRC refinery in May 2006 and entered into an acquisition agreement for the Ingolstadt refinery in July 2006. We continue to evaluate refinery acquisition opportunities as they arise. In addition, based upon our engineering and financial analysis, we have identified discretionary capital projects at some of our refineries that we believe should, if undertaken, be accretive to earnings and generate an attractive return on capital. We are also looking at our current refineries to evaluate how we can best maximize their production using their current configurations through strategic purchases of alternative feedstocks.

The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisition and has applied this acquisition strategy to Petroplus with the planned acquisition of the Ingolstadt refinery. We believe we are well situated to capitalize on this acquisition and, where appropriate, pursue potential future acquisition opportunities.

Improve Capital Structure. We will use the net proceeds received by us from this Offering to repay a substantial portion of our outstanding bank indebtedness. We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations. We will continue to maintain our growth strategy and will fund external growth through a balance of equity and debt.

Assets Operated by Highly Experienced Refining Professionals. Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.

Promote Operational Excellence in Safety and Reliability. We will continue to devote significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations. We believe that a superior safety record is inherently tied to profitability through reliability and that safety can be measured and managed like all other aspects of our business. We will seek to increase safety performance through a commitment to our preventative maintenance program and to training and development programs.

Commercial Optimization. To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our central supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products. Members of our supply and distribution group work closely with each refinery to determine the optimal amount of feedstock to purchase for the refinery. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of our spot-market purchases, with the aim of reducing the overall cost of our feedstocks. Our supply and distribution group will continue to work closely with each of our refineries to ensure that they are operating in a commercially optimal manner.

Create an Organization Highly Motivated to Enhance Shareholder Value. We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital. We intend to adopt a new annual incentive program. This program will enable eligible employees to earn annual bonus awards if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

Oil Refining Operations

General

We currently own and operate the Cressier refinery in Cressier, Switzerland, the Teesside refinery in Teesside, United Kingdom and the BRC refinery in Antwerp, Belgium. In addition, we own and operate a bitumen- and gasoil- processing facility processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is

to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

The aggregate crude oil throughput at our three refineries is approximately 295,000 bpd. The following table provides a summary of crude capacity, throughput and production data for our refineries, for the year ended December 31, 2005:

	Cressier Refinery	Teesside Refinery	BRC Refinery	Total
	(barrels per stream day)			
Crude oil throughput capacity	68,000	117,000	110,000	295,000
Throughput:	(% of total throughput)			
Crude unit throughput:				
Light sweet	78%	100%	22%	66%
Light sour	15	—	—	3
Medium sour	—	—	54	20
Heavy sour	6	—	21	9
Total crude unit throughput	98%	100%	97%	98%
Other throughputs	2	—	3	2
Total throughput	100%	100%	100%	100%
Production:	(% of total throughput)			
Light products:				
Gasoline	24%	—%	9%	9%
Diesel and gasoils[1]	44	35	59	46
Jet fuel	8	4	—	3
Petrochemicals	1	—	—	—
Naphtha	—	24	8	13
LPG	6	—	2	2
Total light products	84%	62%	78%	73%
Low sulfur straight run	—	37	—	15
Fuel oil	13	—	18	10
Solid by-products/fuel consumed in process/fuel loss	4	1	4	3
Total production	101%	100%	100%	101%
Complexity rating[2]	6.4	2.1	4.5	4.0[3]

(1) Includes VGO produced at the BRC refinery.

(2) Source: Nelson Complexity Index as calculated by NEXIDEA.

(3) Represents the sum of the complexity ratings of each of the refineries multiplied by its crude oil throughput capacity and divided by the total crude oil throughput capacity.

Our three refineries have benefited in recent years from continuous maintenance and improvement. From 2001 through 2005, total investments in our refineries amounted to approximately $208.7 million, of which $46.4 million related to the Cressier refinery, $62.3 million to the Teesside refinery and $100.0 million to the BRC refinery. Each of these three refineries are generally shut down for major scheduled maintenance every four years, with a shut-down for minor scheduled maintenance two years following each major scheduled maintenance shut-down. The average duration of our most

recent shut-downs at our refineries has been from four to five weeks. The following table provides information about scheduled maintenance shut-downs at our refineries:

Refinery	Date of Most Recent Scheduled Maintenance Shut-Down	Date of Next Planned Scheduled Maintenance Shut-Down	Cost of Most Recent Scheduled Maintenance Shut-Down	Estimated Outage Duration of Next Planned Shut-down
			(in millions)	(days)
Cressier	Q2 2005[1]	Q2 2007[2]	$9.4	35-45
Teesside	Q2 2006[2]	Q2 2008[1]	$6.9	25-35
BRC	Q1 2002[2]	Q2 2007[1]	$8.6	40-45

(1) Major scheduled maintenance.

(2) Minor scheduled maintenance.

Cressier Refinery—Cressier, Switzerland

Overview. We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1965 and has a crude oil throughput capacity of 68,000 bpd, which accounts for 23% of our total refinery throughput capacity. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal-cracking refinery with a Nelson Complexity Index rating of 6.4 as calculated by NEXIDEA. The refinery currently processes predominantly Bonny Light and Caspian Pipeline Blend crude oil.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland adjoining the French border and is one of only two refineries in Switzerland. During 2005, the Cressier refinery's sales accounted for approximately 25% (by volume) of all refined products sales in Switzerland. Of Switzerland's total demand for refined products, 60% was imported in 2005, principally by rail and over the Rhine River by barge, as well as by pipeline from the Mediterranean Sea. During times of very high or very low water levels, or high demand for refined products along the Rhine River, Rhine transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market. We estimate that the value of this premium in 2005 amounted to approximately $2.50 per barrel, which includes any inland logistical costs, such as shipping to port terminals.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy vacuum gasoils ("VGOs") and heavy fuel oil to higher-value clean products, such as ULSD and industrial gasoil. The refinery's production of gasoline and diesel meets the E.U. 2009 and Swiss mandatory 10ppm sulfur limit for gasoline and diesel.

The Cressier refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, an isomerization unit, a catalytic reformer, a naphtha, kerosene and gasoil hydrotreater, a thermal cracker, a visbreaker and a bitumen blowing plant.

Since acquiring the Cressier refinery, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. ("Air Products"). This facility also has improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery doubled its ULSD production to 3.7 million barrels per year.
- The refinery has begun producing ecoCLEAN, a grade of heating oil with less than 50ppm sulfur and nitrogen.
- The refinery has blended ULSD with 5% bio components to produce biodiesel.

The following table sets forth the main process units of Cressier refinery, their current capacities, start-up years and years of their most recent major modifications:

Cressier Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	68,000	1965	2003
Vacuum Distillation	37,000	1965	2003
Thermal Cracker	12,100	1965	2005
Visbreaker	10,800	1965	2005
Catalytic Reformer	16,400	1965	1986
Naphtha Hydrotreating	27,700	1965	2005
Kerosene Hydrotreating	9,400	1965	2001
Gasoil Hydrotreating	29,800	1993	—
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per stream day)	27	1965	1988
LPG Unit	4,400	1965	1984
Bitumen Blowing	2,700	1965	2002

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Cressier Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	45.1	72%	42.1	78%	52.2	81%
Light sour	8.4	13	7.9	15	8.8	14
Heavy sour	8.2	13	3.3	6	2.0	3
Total crude unit throughput	61.7	99%	53.3	98%	63.0	97%
Other throughputs	0.7	1	1.0	2	1.7	3
Total throughput	62.4	100%	54.3	100%	64.7	100%
Production:						
Light products:						
Gasoline	15.2	24%	13.2	24%	15.9	25%
Diesel and gasoils	24.5	39	23.8	44	29.8	46
Jet fuel	6.9	11	4.6	8	4.9	8
Petrochemicals	0.8	1	0.7	1	0.6	1
LPG	4.0	6	3.2	6	3.5	5
Total light products	51.4	83%	45.5	84%	54.7	85%
Fuel oil	8.9	14	7.3	13	8.2	13
Solid by-products/fuel consumed in process/fuel loss	2.7	4	2.3	4	2.6	4
Total production	63.0	101%	55.1	101%	65.5	101%

Feedstocks and Supply Arrangements. The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. During normal operations, the Cressier refinery uses sweet crude oils to produce motor fuels, jet fuel and heating oil. These crude oils usually come from west or north Africa and the Caspian Sea. We currently source the Cressier refinery's crude oils through spot market purchases and, to a lesser extent, short-term purchase contracts. During the warmer months in the year, the Cressier refinery also processes a small amount of Kahfji sour crude from Kuwait, primarily purchased on a spot basis, to produce various bitumen products.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the SPSE pipeline to our Gennes depot in France, and then by the SFPLJ and OJNSA pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operation and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). Its Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-take. We typically sell the majority of the Cressier refinery's annual output to oil majors, resellers, industry and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to term contracts, with the remaining being sold on a spot market basis.

The Cressier refinery has on-site a 12 bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in Birsfelden, which supplies the northern Swiss region, including Basel; Geneva, a joint venture owned 32% by us that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenberg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

The Cressier refinery's light and middle distillates are sold in Switzerland. Customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train.

Heavy distillates are sold predominantly in Switzerland and France to industrial users by trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities. The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 megawatts.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven-kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Steam for the Cressier refinery is produced on-site by three fired boilers fired with fuel gas and two waste heat boilers.

Teesside Refinery—Teesside, United Kingdom

Overview. We acquired the Teesside refinery in December 2000 from PIP Ltd., a joint venture between Phillips Petroleum Company UK Ltd. and ICI Chemicals and Polymers Ltd. The refinery was originally commissioned by PIP Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd, which accounts for 40% of our total refinery throughput capacity. The refinery is an atmospheric distillation refinery with distillate hydrotreating. It has a Nelson Complexity Index rating of 2.1 as calculated by NEXIDEA.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its close proximity to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a competitive transportation advantage over other European refineries, including more-complex refineries, by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's location provides it with the availability to export products by water.

The Teesside refinery is a major producer of ULSD and currently supplies 17% of the total U.K. commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel meeting the E.U. 2009 mandatory maximum 10ppm sulfur limit for gasoline and diesel. Through an agreement with a biodiesel additive producer, the Teesside refinery is currently one of the major suppliers of the United Kingdom's biodiesel blend, branded as Bio-plus. Bio-plus is a 95%-5% blend of mineral oil diesel with methyl ester derived from renewable sources such as rapeseed, palm oil, soya or used cooking oil.

The refinery's main units include an atmospheric distillation unit, a gasoil desulfurization unit (the "HDS Plant"), an LPG-recovery unit and a sulfur-removal unit.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery, notably increasing the capacity of the atmospheric distillation unit to 117,000 bpd. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure the supply of naphtha has a low mercury content.

The following table sets forth the main process units of Teesside refinery, their current capacities, start-up years and years of their most recent major modifications:

Teesside Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per stream day)	4	1997	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Teesside Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	98.5	100%	105.4	100%	89.9	100%
Total crude unit throughput	98.5	100%	105.4	100%	89.9	100%
Other throughputs	—	—	—	—	—	—
Total throughput	98.5	100%	105.4	100%	89.9	100%
Production:						
Light products:						
Diesel and gasoils	34.2	35%	36.5	35%	29.5	33%
Jet Fuel	3.8	4	3.7	4	4.2	5
Naphtha	22.6	23	25.0	24	21.9	24
Total light products	60.6	62%	65.2	62%	55.6	62%
Low sulfur straight run	36.4	37	38.6	37	33.0	37
Solid by-products/fuel consumed in process/fuel loss	1.3	1	1.3	1	1.2	1
Total production	98.3	100%	105.1	100%	89.8	100%

Feedstocks and Supply Arrangements. The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is owned by ConocoPhillips. We currently source North Sea feedstocks for the Teesside refinery on a spot basis from several producers and traders of these feedstocks.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent Huntsman petrochemicals facility, which have a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters). We recently negotiated our storage agreement with Huntsman for an additional seven years.

Product Off-take. We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by Huntsman with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and a capacity of 80,0000 tons. We and Huntsman may each terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters). The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). An additional 12 product storage tanks with a capacity of 210,000 barrels (28,000 cubic meters) are located at the refinery's truck- and rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by barge or pipeline. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European refineries and chemical companies, with the purchaser bearing transportation and insurance costs. The quality of Ekofisk straight-run fuels, with their lower sulfur content and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe. This quality results from the lower initial sulfur content of Ekofisk crude oil and the ability of the Teesside refinery to process this crude oil to remove further sulfur content.

Energy and other Utilities. Due to its simple complexity, the Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 megawatts. The Teesside refinery has arrangements with the adjacent Huntsman's petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant. Huntsman may terminate the agreement covering these services with twelve-months' notice.

BRC Refinery—Antwerp, Belgium

Overview. We acquired European Petroleum Holdings N.V., the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was $511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd, which accounts for 37% of our current total refinery throughput capacity. The refinery is an atmospheric-vacuum distillation, visbreaking refinery with a Nelson Complexity Index rating of 4.5 as calculated by NEXIDEA.

The BRC refinery is located north of the Port of Antwerp at the center of the ARA region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it proximity to intermediate and finished product markets in a densely

populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light and middle distillates, including gasoline, naphtha, ULSD, heating oil and vacuum gasoil. The refinery's low-sulfur production meets the E.U. 2009 mandatory maximum sulfur limit of 10ppm for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both northwest European and U.S. markets.

The BRC refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, a naphtha hydrotreater, a catalytic reformer unit that includes a benzene saturation unit, a total-isomerization plant ("TIP") unit, a distillate hydrotreater, a visbreaker, an LPG recovery unit, a sulfur recovery unit and a utility plant comprising two 80 MT/hour steam boilers.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately $124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will expire in 2021. As of June 30, 2006, $60.1 million of the $100.7 million budgeted capital expenditures for the permit extension had been spent. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's energy needs.

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modification:

BRC Refinery Main Process Units

Process Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	—
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	—
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per stream day)	108	1980	—
LPG Recovery Unit	4,400	1968	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the BRC Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	5.0	5%	20.8	22%	10.8	11%
Medium sour	72.9	77	52.0	54	55.7	57
Heavy sour	13.2	14	19.9	21	23.1	24
Total crude unit throughput	**91.1**	**97%**	**92.7**	**97%**	**89.6**	**92%**
Other throughputs	3.1	3	3.1	3	7.7	8
Total throughput	**94.2**	**100%**	**95.8**	**100%**	**97.3**	**100%**
Production:						
Light products:						
Gasoline	7.9	8%	8.9	9%	10.7	11%
Diesel and gasoils[1]	55.1	58	56.2	59	59.4	61
Naphtha	7.0	7	7.2	8	4.0	4
LPG	1.8	2	2.2	2	2.4	2
Total light products	**71.8**	**76%**	**74.5**	**78%**	**76.5**	**79%**
Fuel oil	19.5	21	17.7	18	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	3	3.4	4	3.5	4
Total production	**94.4**	**100%**	**95.6**	**100%**	**97.6**	**100%**

(1) Includes VGO produced at the BRC refinery.

Feedstocks and Supply Arrangements. The BRC refinery processes predominantly Urals crude oils and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feedstocks purchased on the spot market, including gas condensates, to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland. We currently source the refinery's Urals crude feedstocks under a one-year contract with TNK-BP. The contract provides for the delivery of two to four 100,000-ton cargoes of oil per month at the seller's option. Cargoes are supplied on an f.o.b. basis, and we have flexibility under the contract to sell cargoes to third parties and to arrange for the delivery of the crude to destinations other than Antwerp. The contract price formula is based on Platts market quotes. The contract with TNK-BP expires on December 31, 2006, and we are currently reviewing our options with respect to the renewal of this contract.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 120,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-take. We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies and wholesalers.

The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading tankers with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 1,800 cubic meters per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on an f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of

the refinery's products are sold on a delivered basis, for example, into the United States. In these circumstances, we bear the cost of insurance and transportation.

The BRC refinery's location and flexibility allows it to choose the optimal outlet for its products.

The BRC refinery's gasoline is sold primarily in barge lots as finished gasoline or as blend components. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be manufactured at the refinery. Since 2005, the refinery has been selling 20,000-ton cargo lots of its gasoline and RBOB to Africa and North America.

A large proportion of the refinery's diesel is ULSD, with almost all of this product moving in the local market.

Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East Coast or Gulf Coast refineries in the United States to be used as FCC or hydrocracker feedstock.

All of the BRC refinery's fuel oil is sold to supply bunkers to vessels in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities. The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 megawatts. The refinery currently purchases all of its electricity. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. The refinery also has a utility plant comprising two 80 metric ton per hour steam boilers at 60 bar.

The Antwerp Processing Facility—Antwerp, Belgium

The Antwerp processing facility is a hydroskimming processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydro-treatment facilities, an LPG unit and a sulfur-recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit (all for sweet crude processing) were closed down. The Antwerp processing facility was acquired from the Daewoo Group in 1997. In 2003, we acquired the Antwerp bitumen processing facility from AB Nynas Petroleum.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The tolling agreement may be terminated at any time on or after December 1, 2006 by Litasco with one-month's prior notice or by us with three-months' prior notice. If the agreement is not terminated, it will continue in force until such termination notice is given. Since the closure of its reformer, the Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro-desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state-owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil oy. The tolling agreement provides for a fixed processing fee of approximately $1.3 million per month plus other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. Nynas N.V. may terminate the tolling agreement on March 1, 2008 with three-months' prior notice. If Nynas N.V. does not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

Supply and Distribution

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Members of the supply and distribution group work closely with each refinery to determine the optimal amount and type of feedstock to purchase. The choice of the optimal feedstock is an iterative process that the supply and distribution group perform utilizing market information for crude oil availability, quality and prices and refined petroleum product prices and demands. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of spot purchases, with the aim of reducing the overall cost of our feedstocks.

Our supply and distribution group also manages the sale of the products that are not handled by the refineries' local marketing groups, by selecting timing and quality criteria to optimize refinery operations and thereby to maximize revenue. Close monitoring of the refineries on a daily basis ensures that all refinery units are operated at optimum levels.

Our local marketing groups located in Zug, Teesside and Belgium are an important part of our refineries' supply chain. These groups' objectives are to arrange for sales of our refineries' products to customers and to optimize freight premiums and product premiums. To ensure that our refineries run the optimal crude throughput rates, the marketing groups closely monitor and manage inventories at the refineries and their depots. The marketing groups are also responsible for managing logistics to ensure the right qualities and quantities of feedstocks are available to the refineries.

We also have small petroleum product sales operations in Germany and the Czech Republic that handle sales of third-party petroleum products.

Competition

The oil industry is a global business centered on a commodity. Accordingly, we face wide competition, both internationally and within our local markets. Many of our competitors in each of our target markets are fully integrated national or multinational oil companies engaged in various segments of the petroleum business, including exploration, production, transportation, refining and marketing. Because of their geographic diversity, integrated operations, larger capitalization and greater resources, these competitors may be better able to withstand volatile market conditions, compete more effectively on the basis of price, and obtain crude oil more readily in times of shortage. Our more direct competition, however, comes from oil refineries that because of their geographic location, production processes, customers and niche markets, are in a position to compete directly in the market in which we sell our products.

Among the principal competitive factors in the refining industry are feedstock supply and product distribution. We compete with other companies for supplies of feedstocks and for outlets for our refined products. Many of our competitors produce their own feedstocks and have extensive retail outlets. We do not produce any of our crude oil and are not involved in any significant upstream activities. The constant supply of feedstocks and ready market and distribution channels of such competitors places us at a competitive disadvantage in periods of feedstock shortage, high feedstock prices, low refined product prices or unfavorable distribution channel market conditions. In addition, *competitors with their own production or retail outlets may be better able to withstand periods of* depressed refining margins or feedstock shortages because they can offset refining losses with profits from their production or retail operations.

Safety and Health Matters

We aim to achieve industry-leading safety and health performance. We believe that a superior safety record is inherently tied to productivity and financial success. We seek to implement this goal by:

- training employees in safe work practices;
- encouraging an atmosphere of open communication;
- involving employees in establishing safety standards; and
- recording, reporting and investigating all accidents to avoid reoccurrence.

All of our refineries have safety and health programs that meet or exceed regulatory requirements. We maintain comprehensive safety management systems including policies, procedures, recordkeeping, internal reviews, training, incident reviews and corrective actions. We utilize several methods to track safety performance at the refineries. These methods include monitoring results for field audits, tracking "near miss" events or conditions, equipment malfunctions and first aid and medical treatments. We maintain close communication with the communities where our refineries are located through various organizations and informational materials.

Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

	Year Ended December 31,(1)			Six Months Ended June 30, 2006(2)	
	2003	2004	2005	Actual(3)	Adjusted(4)
Switzerland	302	304	307	329	329
Belgium	172	131	140	350	349
United Kingdom	244	229	242	188	188
The Netherlands	239	204	187	155	34
Other	178	153	138	135	11
Total	1,135	1,021	1,014	1,157	911

(1) Includes employees of our non-core businesses up to the time of the disposal of each of these businesses.

(2) Includes employees we retained in connection with the acquisition of the BRC refinery.

(3) Includes employees in the non-core businesses that we divested subsequent to June 30, 2006.

(4) Adjusted to exclude employees in the non-core business that we divested in July and August 2006.

A significant portion of the non-management employees at our refineries are represented by labor unions in their home countries under collective bargaining agreements, which are generally renegotiated every two years. Local practices and legislation are observed in labor matters and in negotiating collective bargaining agreements. We believe that our relationship with employees and their representatives is good. However, the BRC refinery, which we acquired in June 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. Except for such shut-down, there have been no significant strikes or similar disputes in recent years that have materially impacted our operations. Our current collective bargaining agreement covering employees at our BRC refinery will expire and is up for renegotiation at the end of 2006.

Litigation

We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment of the amount due to the contractor to the contractor's bank account. The Belgian Ministry of Finance has asserted a claim for €3.4 million plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, for €41,067, which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately €1.9 million.

Intellectual Property Rights

We have registered the name "Petroplus" and the Petroplus logo internationally, which covers 22 countries, including Austria, the Czech Republic, Denmark, France, Germany, Poland, Finland, Greece, Iceland, Ireland, Italy, Kenya, Mozambique, Norway, Portugal, the Russian Federation, Singapore, Spain, Sweden, Switzerland, the United Kingdom and Zambia. In addition, we have registered the name "Petroplus" and the Petroplus logo in the Benelux countries (covering the Netherlands, Belgium and Luxemburg) and have received national registrations for this name and logo in the United Arab Emirates and Malawi and for the Petroplus name only in Guernsey. We have pending registrations for the name "Petroplus" and the Petroplus logo in Africa (OAPI), Angola, Cyprus, Ghana, Hungary, India, Malta, Latvia, Lithuania, Slovakia, Slovenia and South Africa.

In October 2005, we submitted an application for a patent in the Netherlands for a system that performs wireless monitoring of oil levels in storage tanks. This application is still pending. We are considering applying for patent protection for this system in other jurisdictions.

We are dependent on licenses of technical proprietary information to operate certain of our refinery units.

Properties

Our principal executive office is located at Industriestrasse 24, 6304 Zug, Switzerland. Our principal refining and processing facilities are set forth below:

Location of Facility	Size of Site (hectare)
Cressier refinery, Switzerland	74
Teesside refinery, United Kingdom	40
BRC refinery, Belgium	105
Antwerp processing facility, Belgium	33

THE ACQUISITION OF THE INGOLSTADT REFINERY

Overview of the Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We intend to finance the acquisition with cash on hand, cash flow from operations and debt. We intend to access the Senior Secured Facility and potentially draw on our other working capital facilities.

The Ingolstadt refinery acquisition agreement provides that ExxonMobil CE will indemnify us against certain environmental liabilities and costs incurred by us that exceed $1 million per year to the extent arising out of acts or omissions of ExxonMobil CE prior to the completion of the acquisition at the percentages set forth below:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1 - 2	90%
Years 3 - 6	50%
Years 7 - 8	10%
Thereafter	0%

In addition, we have agreed to release the seller from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity.

Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the first half of 2007. There is no assurance we will consummate the transaction.

The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Refinery Overview

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The refinery is one of four refineries in southern Germany. ExxonMobil CE commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery. The Ingolstadt refinery has a Nelson Complexity Rating of 7.3 as calculated by NEXIDEA.

According to information provided by ExxonMobil CE, approximately $111.0 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In

addition, ExxonMobil CE upgraded the refinery's wastewater treatment plant in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010 with an estimated outage duration of 35-45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and own hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery Main Process Units

Process Units	Units	Current Capacity[(1)]	Start-Up Year	Year of Most Recent Modification
Atmospheric/Vacuum Distillation	2	110,000	1963	—
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	—
Catalytic Reformer	1	19,600	1963	—
Isomerization	1	7,550	1991	—
Fluid Catalytic Cracking Unit	1	29,000	1969	2005
Sulfur Recovery (tons per stream day)	1	75	1963	1983
Hydrogen Plant (tons per stream day)	1	27	2003	—
Naphtha Hydrotreater	1	36,100	1963	—
Kerosene Hydrotreater	1	18,700	1963	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Ingolstadt Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	7.8	8%	7.5	9%	13.0	13%
Heavy sweet	11.0	12	10.4	12	3.7	4
Light sour	58.5	62	49.8	59	69.1	68
Medium sour	7.1	7	5.6	7	4.9	5
Heavy sour	8.6	9	9.9	12	6.2	6
Total crude unit throughput	93.0	98%	83.2	98%	96.9	96%
Other throughputs	1.8	2	1.9	2	4.1	4
Total throughput	94.8	100%	85.1	100%	101.1	100%
Production:						
Light products:						
Gasoline	26.9	28%	23.7	28%	27.0	27%
Diesel and gasoils	43.9	46	38.6	45	45.8	45
Jet fuel	2.2	2	2.4	3	3.5	3
Petrochemicals	1.9	2	1.6	2	2.1	2
Naphtha	5.2	5	5.0	6	8.5	8
LPG	8.2	9	7.1	8	9.4	9
Total light products	88.3	93%	78.4	92%	96.3	95%
Fuel oil	6.3	7	6.0	7	6.8	7
Solid by-products/fuel consumed in process/fuel loss	5.2	5	4.6	5	5.7	6
Total production	99.8	105%	89.0	104%	108.8	108%

Feedstocks and Supply Arrangements

While the Ingolstadt refinery can process a range of sweet crude oils, Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 62% and 58% of the refinery's crude slate in 2004 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation of crude oil via the TAL pipeline system.

Product Off-take

The Ingolstadt refinery's product slate is focused primarily on the production of higher-value middle distillates, including diesel, gasoil and jet fuel, and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to Rotterdam reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail; the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 3.2 million tons per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 1.2 million tons of gasoline per year, 1.5 million tons of distillates per year and 0.7 million tons of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the Esso retail chain in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains.

As a condition to the acquisition, we will enter into a five-year off-take agreement with Esso Deutschland GmbH ("Esso") to supply the Esso retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil CE with substantial amounts of jet fuel.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Esso Bayern, which we will acquire in connection with the acquisition, operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of propane, butane, LVN, heavy fuel oil and bitumen are mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to eastern Europe or the ARA region.

Energy and Other Utilities

According to ExxonMobil CE, the Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 megawatts. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 megawatts and one let-down turbine with an output of 11 megawatts. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to seven megawatts of electricity from a local electric provider. The refinery also has a FCC-unit carbon-monoxide boiler and two fired boilers for steam production.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 1.1 million cubic meters:

	Total Capacity (thousands of m^3)	Number of Tanks
Crude oil	167	7
LPG	11	9
Gasoline and distillates	663	47
Fuel oil and resid	199	18
Other	45	13
Total	**1,085**	**94**

Employees

ExxonMobil CE has indicated that the Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (*Industriegewerkschaft Bergbau, Chemie, Industrie*). According to the seller, the Ingolstadt refinery has an excellent safety record, with no lost-time injuries—injuries that require the employee to miss one or more days of work—in the past seven years.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

Technical Assistance Agreement. Under this agreement, ExxonMobil Research and Engineering Company ("**EMRE**") will provide us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE $300,000 annually for these services. The agreement will have a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.

Ingolstadt Refinery License Agreement. Under this agreement, EMRE will grant us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.

Brand Licensing Agreement. Under a brand licensing agreement, which is to be finalized, ExxonMobil will provide us with a license to use the Esso brand for certain limited purposes.

REGULATION

General

Our business is subject to a wide range of increasingly stringent environmental laws and regulations in the jurisdictions in which we operate. Our business involves the production, use, storage, disposal, transport and sale of materials that may cause contamination when released into the environment. In addition, our operations involve emissions into air, soil and water and result in waste products requiring disposal. We are subject to permit requirements and other regulatory limits and controls designed to prevent hazards and environmental pollution.

In the event that our operations result in the unlawful or unauthorized release of contaminants into the environment, we may be required to pursue remedial and compensatory actions and could face criminal, civil and administrative sanctions. Several of our products are subject to mandatory chemical composition requirements for environmental reasons.

We have set up environmental management and auditing systems aimed at monitoring and improving the environmental performance of our operations. We have in place environmental management systems that are certified in accordance with the ISO 14001 (environmental management), OHSAS 18001 (safety management) and ISO 9001 (quality) standards at several of our sites and, specifically, have implemented environmental management systems complying with the ISO 14001 standard at our Cressier, Teesside and BRC refineries and at one of the two sites at our Antwerp processing facility.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures for compliance with environmental, health and safety laws and regulations. To the extent these expenditures are not ultimately reflected in the prices of the products we offer, our operating results will be adversely affected. We believe that substantially all of our competitors are subject to similar laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the local regulatory requirements, location of its operating facilities, production processes and whether or not its business includes marine and other transportation of crude oil or refined products.

E.U. Member States

Permitting Regime

The Integrated Pollution Prevention and Control Directive (1996/61/EC) (the "**IPPC Directive**") adopted in 1996, requires each E.U. Member State to adopt an integrated approach to environmental permitting that takes into account emissions to air, water and land with an overall aim of utilizing the best available techniques for minimizing pollution from various sources. The IPPC Directive applies to various types of new and existing industrial installations, including oil refineries. From October 2007, in accordance with the IPPC Directive, all such installations in the European Union will be required to be regulated so as to comply with the IPPC Directive.

In accordance with the timetable set out by the relevant U.K. legislation, we are in the process of obtaining a new IPPC permit for our Teesside refinery.

In Belgium, we obtained a renewal of the permit for our BRC refinery in 2001. The renewal is subject to the completion of various refurbishment and upgrading programs. In addition, we are currently in the process of obtaining a renewal of the permit for our Antwerp processing facility, which expires on December 4, 2006. This renewal will likely require various improvements and upgrades as a result of the implementation of the IPPC Directive. We expect that new permits and permit renewals will continue to require various improvements.

SO_2 and NO_x Emission Control

The Large Combustion Plants Directive (2001/80/EC) (the "**LCP Directive**"), revised in 2001, provides emission limits for sulfur dioxide (SO_2), nitrogen oxides (NO_x) and particulate matter (dust or PM_{10}) from "large combustion plants" with a thermal output of greater than 50MW, which include combustion plants in petroleum refineries. Each large combustion plant for which a license was granted after July 1, 1987 is required to comply by January 1, 2008 with the emission level values set out in the LCP Directive. For plants that were licensed prior to July 1, 1987, so called existing plants, each Member State has the option of either applying the maximum emission levels to those plants or

implementing a national emission reduction plan aimed at reducing the total annual emissions of NO_x, SO_2 and PM_{10} from existing plants to the levels that would have been achieved by applying the maximum emission level to the existing plants in operation during 2000.

As a complementary piece of legislation to the LCP Directive, the National Emissions Ceilings Directive (2001/81/EC) introduces legally binding limits on national emissions of NO_x, SO_2, ammonia and volatile organic compounds from 2010 onwards. The methods by which the emissions reductions are to be achieved are not prescribed in the legislation, but E.U. Member States must submit their national plans for emissions reductions to the European Commission. Our Teesside refinery is included in the draft U.K. national emission reduction plan. We are currently in consultation with the Environment Agency in England with a view to resolving technical problems we identified concerning controlling NO_x emissions in 2008 or 2010. We do not expect to have to make any material capital expenditures in relation to this project at Teesside.

We expect to achieve the required NO_x reduction at our BRC refinery through the upgrade of its central heat plant. We are still in the process of negotiating the schedule for this project with the authorities. The crude heater at our Antwerp processing facility will also require an upgrade to meet the new NO_x standards.

Emissions Trading Directive

To help meet the greenhouse gas emissions reduction targets identified in the Kyoto Protocol, the European Union adopted the E.U. Emissions Trading Directive (2003/87/EC) in 2003 which establishes a scheme for trading greenhouse gas emissions allowances (the "EU-ETS"). Oil refineries are included within the mandatory scope of application of the EU-ETS. The EU-ETS requires E.U. Member States to set a cap on the amount of greenhouse gas emissions certain facilities across the European Union may release into the atmosphere. Mandatory caps on carbon dioxide emissions from combustion plants and certain specific industry sectors became effective on January 1, 2005. Based on these caps, facilities are allocated allowances in the form of credits to an electronic account held at the central registry of each E.U. Member State. Once credited to the electronic account, participants are free to buy, sell or trade allowances among themselves with the provision that each participant must have sufficient allowances in its account at the end of each compliance period to cover its emissions during that period. At a later stage, five additional climate gases (methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) referred to in the E.U. Emissions Trading Directive may become subject to the EU-ETS.

Participants that operate facilities included in the EU-ETS are required to keep track of their emissions and produce a report on annual emissions at the end of each calendar year that is verified by a third party. If there are insufficient allowances in a participant's account at the end of the year to cover the total emissions produced, then the participant must pay financial penalties as set out in the EU Emissions Trading Directive. In addition, any emissions not covered by allowances allocated for a particular year are carried forward and must be included as emissions against allowances allocated for the following year.

Our Teesside refinery, BRC refinery and Antwerp processing facility hold permits as required by the EU-ETS. These facilities are operating within the CO_2 emission allowances for the 2005 compliance period and are expected to operate within the allowances for the 2006 compliance period. The Ingolstadt refinery, which we plan to acquire in the first half of 2007, slightly exceeds its CO_2 emission allowance, but we anticipate that we can transfer surplus allowances from our sites in the United Kingdom and Belgium to Ingolstadt to rectify the excess.

Fuel Quality Regulation

As a result of the Auto Oil I and Auto Oil II programs, the Council of the European Union and the European Parliament adopted the Fuel Quality Directive (2003/17/EC), which was adopted in 1998 and revised in 2003, with a view to achieving a phased reduction of the sulfur content in gasoline and diesel fuels. The directive requires that fuels with maximum sulfur levels of 10ppm be marketed and made available on a balanced geographic basis beginning on January 1, 2005. Full conversion to these sulfur-free fuels is required by January 1, 2009, which date is subject to review by the European Commission in relation to diesel fuel. E.U. Member States are obliged to determine sanctions applicable to breaches of the national provisions adopted pursuant to this directive and also to establish

a fuel-quality-monitoring system in accordance with the requirements of the relevant European standard.

With a view to meeting climate change commitments and promoting renewable energy sources, the Council of the European Union and the European Parliament adopted the Directive on the Promotion of the Use of Biofuels and Other Renewable Fuels for Transport (2003/30/EC) on May 8, 2003 to promote the use of biofuels and other renewable fuels as alternative diesel fuel and gasoline for transportation purposes in the E.U. Member States. E.U. Member States must ensure that a minimum proportion of total supply of biofuels and other renewable fuels relative to conventional fuels is placed on their markets and, to meet this goal, are required to establish national indicative targets. A reference value for these targets is 2.0%, calculated on the basis of energy content, of all gasoline and diesel fuel placed on their markets by December 31, 2005 and 5.75% by December 31, 2010.

The above-mentioned fuel-quality directives impact our business, together with other players in the industry, by requiring us to produce fuels that comply with the requirements in the directives. Currently we have contracts with a biofuel additive producer to blend bio-diesel at our Teesside refinery. We are also looking into contracts with bio-additive producers for our BRC refinery.

Proposed Chemicals Regulation: REACH

In October 2003, the European Commission issued a legislative proposal for a new regulatory framework for chemicals called REACH (registration, evaluation and authorization of chemicals). REACH will cover virtually all chemicals manufactured in, or imported into, the European Union. The European Council adopted its Common Position on the REACH proposal in June 2006 and the European Parliament is currently considering the text of the Common Position. The European Commission expects REACH to come into force in 2007, with the key registration, evaluation and authorization provisions described below applying to high-volume chemicals 12 months later.

In summary, the principal components of REACH are as follows:

- *Registration*: REACH will require manufacturers and importers of chemicals to prepare "registration dossiers" for submission to a new European Chemicals Agency for each chemical they manufacture or import. Chemicals that are not registered may no longer be sold.
- *Evaluation*: Registration dossiers will be evaluated by the regulatory authorities of the relevant E.U. Member States, acting in conjunction with the European Chemicals Agency.
- *Authorization*: Chemicals that are named in an annex to the regulation will require pre-marketing authorization for their continued supply.

Although the final form of the regulation has not yet been determined, it is likely that we will be impacted by REACH, both as a high-volume manufacturer of petroleum products as well as a downstream user of other chemicals. We believe the potential impact of REACH to our business could include substantial efforts and expenditures to ensure compliance with the registration, document management and other obligations of REACH; heightened product liability, health and safety and environmental exposure; and increased insurance costs. In addition, our products or third-party substances used in our production processes may become subject to authorization or restriction, potentially be removed from the market or need to be substituted for commercial or other reasons.

Minimum Oil Stocks Regulation

E.U. legislation provides for an intervention system designed to ensure a minimum level of regional oil supply. The legislation provides for the maintenance of minimum oil stocks and for measures to be taken in the event of an oil supply crisis. The current stockholding systems in the European Union are regulated by Directive 68/414/EEC imposing minimum requirements for stocks of crude oil and petroleum products (the "**1968 Oil Stock Directive**"). The directive initially required E.U. Member States to maintain oil stocks for each of the main petroleum product categories (gasolines, middle distillates and fuel oils) at a minimum level equivalent to at least 65 days of consumption. This was increased in 1972 to 90 days. Individual E.U. Member States have discretion to organize their own internal stockholding regimes as they see fit.

The 1968 Oil Stock Directive was amended in 1998 to increase the efficiency, transparency and fairness of stockholding arrangements in E.U. Member States. The amendment requires the E.U. Member States to ensure that stocks are available and accessible at all times, and that the costs

resulting from maintenance of stocks are identified by transparent arrangements allowing E.U. Member States to make such information available to interested parties. E.U. Member States are encouraged to set up a stockholding body that would be responsible for holding all or part of the stocks. The required stocks may be maintained in the form of crude oil and intermediate products, as well as in the form of finished products. E.U. Member States would also be allowed to hold stocks in other E.U. Member States. E.U. Member States are required to verify the stocks and to establish a system of sanctions to ensure the effective application of the provisions of the directive.

The Oil Stock Directive affects our operations in as much as we are required to have in place systems to facilitate compliance with the directive.

Oil-Storage Regulation

In order to implement the European Commission Directives on Dangerous Substances (76/464/EEC) and Groundwater (80/68/EEC), each E.U. Member State is required to take appropriate measures, including minimum design standards for above-ground oil storage facilities, to prevent pollution of the water environment from toxic substances. The key requirement is the provision of secondary containment aimed at preventing any leaking or spilt oil from entering controlled waters.

At our Teesside refinery, we are in the process of increasing the secondary containment for our storage tanks. In addition, in connection with the renewal of our operating permit for the Antwerp processing facility, Belgian regulatory authorities may require us to install impermeable linings to the secondary containment.

Requirements to Remediate Soil and Groundwater Contamination

Legislation in E.U. Member States may require the remediation of soil and groundwater contamination in certain circumstances. The scope of events and circumstances that would trigger such remediation requirements and the level of remediation required vary from Member State to Member State.

Our Teesside refinery has soil and groundwater contamination that has been the subject of investigations by the authorities involving us and the former owners of the site. Our liability for such contamination is expected to be limited by contractual protections negotiated with the former owners of the Teesside refinery and is not anticipated to be material.

In respect of soil and groundwater contamination at our Antwerp processing facility, we have submitted various orientation and action reports in respect of one site at the facility to the regulatory authorities, who have in principle accepted the proposed measures to address the contamination. We are in the process of submitting reports in respect of the other site at this facility.

In addition, the BRC refinery has soil and groundwater contamination. We have provided the authorities with an initial orienting report regarding this contamination but have not yet received a response to the report.

An ongoing mitigation operation is in place at the refinery in Ingolstadt, Germany, to address hydrocarbon contamination at the site and to prevent off-site migration, and we do not anticipate that we will incur material expenditures in connection with this operation.

Switzerland

While Switzerland is outside the European Union and therefore not subject to the Auto Oil I and II regulations, competing imports from neighboring countries are required to comply with E.U. regulations. In addition, Swiss products standards have historically been similar or more stringent than those adopted in E.U. Member States.

Oil companies operating in Switzerland are subject to a variety of environmental laws and regulations. Swiss air pollution laws mandate specific emission standards and reporting requirements to which refineries and oil depots are subject. Discharges of waste water are also regulated and specific permits are required to discharge polluted water. Compliance with such permits is strictly monitored by the authorities. Non-compliance with such air and water pollution regulations may lead to the authorities requiring remedial measures to be implemented and, in certain cases, may lead to the suspension of operations or the imposition of fines against the relevant company and, potentially, its directors.

We do not expect to be required to make any significant upgrades for NO_x and SO_x control at our Cressier refinery.

Remediation of contaminated sites in Switzerland is governed by the Swiss Ordinance on Restoration of Contaminated Sites. This law establishes the mechanisms and procedures for identifying contaminated sites and monitoring sites for potential remediation. The relevant property owner is, in the first instance, liable for the costs, but may be able to claim reimbursement from the polluter if the latter can be identified. Intentional failure to comply with such orders could result in imprisonment and/or fines. Persons who negligently fail a remediation order can be liable to pay fines.

We have limited indemnity obligations to Shell Switzerland for environmental contamination at the Cressier refinery and for environmental damage at the related Swiss depot facilities, and we do not expect to incur material expenditures in connection with these obligations.

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Other than the matters reserved for the shareholders' meeting in accordance with mandatory provisions of Swiss law, the board of directors of Petroplus Holdings AG (*Verwaltungsrat*) is entrusted with the ultimate direction of the company and the supervision of management. In accordance with our articles of association and the organizational regulations (*Organisationsreglement*) ("ROO") enacted by the board of directors on September 25, 2006, the board of directors has delegated the operational management (*Geschäftsführung*) of our company to our CEO and the Senior Management (*Geschäftsleitung*), unless otherwise required by law, our articles of association or the ROO.

Board of Directors (*Verwaltungsrat*)

According to Petroplus Holdings AG's articles of association, the board of directors (*Verwaltungsrat*) consists of at least three members, and each member of the board of directors is elected by the general shareholders' meeting (*Generalversammlung*) for a term not exceeding three years unless otherwise indicated by the general shareholders' meeting. Re-election is permitted.

Under Swiss company law, the board of directors' non-transferable and inalienable duties include the duty to ultimately manage the company and to issue the necessary directives; to determine the organization; to organize the company's accounting system, financial controls and financial planning; to appoint, recall and ultimately supervise the persons entrusted with the management and representation of the company; to be responsible for the preparation of the company's annual report and shareholders' meetings; to carry out shareholders' resolutions; and to take care of the formal reporting of any over-indebtedness (*Überschuldung*) of the company.

According to Petroplus Holdings AG's ROO, adopting resolutions by the board of directors generally requires a majority of the votes present at the meeting. In the case of a tie, the vote of the chairman is decisive. To validly pass a resolution, the majority of the members of the board of directors must be present at the meeting. No such quorum is required, however, for resolutions adopted within the scope of the legal authority bestowed upon the board of directors under Swiss law regarding the amendment of the articles of association, in particular for resolutions exclusively implementing or confirming capital increases.

Presently, the board of directors consists of the following five members: Thomas D. O'Malley, Ian Forsyth, N. John Lancaster, Pierre F. Lapeyre and David M. Leuschen. It is expected that Ian Forsyth, Pierre F. Lapeyre and David M. Leuschen will resign from the board of directors prior to the listing of the Shares on the SWX.

An extraordinary shareholders' meeting is scheduled to take place at the latest on the morning of the day of the pricing of the Offering. At this meeting, our shareholders are expected to elect eight new members to our board of directors. The table below shows the composition of the board of

directors that the current shareholders of Petroplus Holdings AG expect to elect at this meeting. You can find more information about this extraordinary shareholders' meeting in "Additional Information".

Name	Director Since	Term Expires[1]	Position/Committee Membership
Thomas D. O'Malley[2]	February 2006[3]	2009	Chairman and Chief Executive Officer
Peter Backhouse	November 2006	2007	Member/Nominating and Corporate Governance Committee
Maria Livanos Cattaui	November 2006	2008	Member/Nominating and Corporate Governance Committee
Markus Dennler	November 2006	2009	Chairperson/Audit Committee
Walter Gruebler	November 2006	2008	Member/Audit Committee
N. John Lancaster	August 2006	2007	Member/Compensation Committee
Eija Malmivirta	November 2006	2009	Chairperson/Nominating and Corporate Governance Committee
Patrick Monteiro de Barros[4]	November 2006	2009	Chairperson/Compensation Committee
Paddy Powers	November 2006	2008	Member/Compensation Committee
Baran Tekkora	November 2006	2007	Member/Audit Committee

(1) The duration of the term, expressed in years, will be determined at the extraordinary shareholders' meeting that will be held, at the latest, on the morning of the day of pricing of the Offering. The term will expire, in any event, on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.

(2) Executive director.

(3) Includes Mr. O'Malley's term as chairman of Argus.

(4) Mr. de Barros was a founder of and a member of the board of directors of Petroplus Holdings AG (formerly Argus) from February 2006 to August 2006.

Thomas D. O'Malley has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Peter Backhouse has served as a director of BG Group p.l.c., the international gas exploration, production and marketing company, and as a member of the advisory board of Carlyle/Riverstone Global Energy and Power Funds since 2000. He also acts as an energy industry adviser. During his 25-year career with the British Petroleum Company (BP), Mr. Backhouse held a series of senior positions in exploration and production, refining and marketing and finance, most recently as executive vice president of global refining and marketing.

Maria Livanos Cattaui was secretary-general of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Ms. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become managing director, responsible for the forum's annual meeting in Davos. Ms. Cattaui also serves as vice chairman of the International Crisis Group and as a board member of several institutes and foundations, including the EastWest Institute.

Markus Dennler currently serves as a chairman of the board of directors of Converium Holdings Ltd. Previously, he served in a series of positions within the Credit Suisse Group, most recently as a member of the executive board of Credit Suisse Financial Services and as chief executive officer responsible for the global operational life and pensions business. Prior to that, he was a member of the corporate executive board of Winterthur Insurance, subsidiary of Credit Suisse Group.

Walter Grüebler has served as chairman of the board of directors of Sika AG since 2004. Prior to this position, he has served as chief executive officer of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a member of group management of Airex AG and from 1974 to 1990 as chief executive officer and vice chairman of the board of directors of Airex AG.

N. John Lancaster has served as managing director of Riverstone Holdings LLC ("Riverstone") since 2000. Prior to joining Riverstone, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services. Prior to joining Beacon, Mr. Lancaster was a vice president with Credit Suisse First Boston's natural resources group.

Eija Malmivirta presently serves as a member of the boards of directors of Kemira Oyj, Helsinki, National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki and Finnish National Theatre Oy, Helsinki. Ms. Malmivirta served as chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oy, most recently as executive vice president, head of Neste Trading and Supply.

Patrick Monteiro de Barros has served as chairman and chief executive officer of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. Prior to that, he was president and chief executive officer of Sigmoil Resources from 1987 to 1988 and as senior vice president of Philipp Brothers from 1975 to 1987.

Paddy Powers has served as founder and managing director of Shannon LNG Limited since 2003. Prior to that, he served as director and chief executive of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Mr. Powers had various positions with Marathon Oil Company, including president of Marathon International Petroleum—Worldwide Business Development.

Baran Tekkora has served as a principal of Riverstone since 2005. Prior to joining Riverstone, Mr. Tekkora was a vice president at Goldman, Sachs & Co. in the natural resources group from 1996.

The members of the board of directors may be contacted at Petroplus Holdings AG's business address.

In August 2006, Petroplus Holdings AG was granted an exemption from the Swiss residency and nationality requirements for members of the board of directors based on the holding privilege of article 708, paragraph 1, of the CO, with the consequence that only one member of the board of directors being authorized to represent Petroplus Holdings AG must have its residence in Switzerland.

Members of Senior Management (*Geschäftsleitung*)

The members of our senior management ("**Senior Management**" and, each such member, a "**Senior Manager**") are as follows:

Name	Position
Thomas D. O'Malley	Chief Executive Officer
Michael D. Gayda	Executive Vice President and General Counsel
Bruce A. Jones	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	Executive Vice President and Chief Commercial Officer
Karyn F. Ovelmen	Executive Vice President and Chief Financial Officer

The members of the Senior Management may be contacted at Petroplus Holdings AG's business address.

Thomas D. O'Malley (65) has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Michael D. Gayda (52) has served as our general counsel and secretary since May 2006. In 2006, he served as executive vice president and general counsel of Argus. He served as executive vice president, general counsel and secretary at Premcor Inc. from January 2005 until September 2005 and senior vice president, general counsel and secretary from October 2002 to December 2004. Prior to this position, he served as general counsel—refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as vice president and associate general counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001. Prior to joining Tosco, Mr. Gayda spent 11 years at Pacific Enterprises, predecessors of Sempra Energy, in various legal positions, including special counsel.

Bruce A. Jones (54) has served as our chief operating officer since May 2006. Prior to joining us, he served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Chester J. Kuchta (42) has served as our chief commercial officer since June 2006. Prior to this position, he served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005, when Premcor was acquired by the Valero Energy. Prior to joining Premcor, Mr. Kuchta served as the crude oil supply manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Karyn F. Ovelmen (43) has served as executive vice president and chief financial officer since the incorporation of Argus in February 2006. Prior to this position, she served as executive vice president and chief financial officer of Argus Resources Inc. in 2006. Prior to joining Argus, Ms. Ovelmen served as vice president of external reporting and investor relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

Board Committees

In accordance with our ROO, our board of directors has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the board of directors on the matters specified below, often with the assistance of our Senior Management and others involved in the management of Petroplus Holdings AG. Members of the committees are generally non-executive members of the board of directors and independent. For purposes of committee membership, independent means a non-executive member of the board of directors who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

Audit Committee

The Audit Committee supports the board of directors as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, reviewing and assessing the independence of external auditors, financial reporting and results announcements as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to, the Petroplus's Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the board of directors as determined by the board of directors. Each member of the Audit Committee must be a non-executive and independent director.

The members of the Audit Committee as of the day of the listing of the Shares on the SWX are expected to be Markus Dennler (chairperson), Baran Tekkora and Walter Gruebler.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the board of directors, suggests nominees for election to the board of directors and makes recommendations to the board of directors concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the board of directors as determined by the board of directors. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors.

The members of the Nominating and Corporate Governance Committee as of the day of the listing of the Shares on the SWX are expected to be Eija Malmivirta (chairperson), Peter Backhouse and Maria Livanos Cattaui.

Compensation Committee

The Compensation Committee supports the board of directors to assure that the executive officers and the members of the board of directors of our group are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the board of directors as determined by the board of directors, the majority of whom shall be non-executive and independent directors.

The members of the Compensation Committee as of the day of the listing of the Shares on the SWX are expected to be Patrick Monteiro de Barros (chairperson), Paddy Powers and N. John Lancaster.

Compensation, Shareholdings and Options

Compensation of the Non-Executive Members of the Board of Directors

Petroplus Holdings AG was founded in Bermuda on February 20, 2006. No compensation, including bonuses, was paid to the non-executive members of the former board of directors for the term beginning on February 20, 2006 and ending on August 22, 2006, the date of Petroplus Holdings AG's migration to Switzerland.

Each non-executive member of the board of directors will be paid an annual compensation of CHF 100,000 for services provided beginning on August 22, 2006. In addition, the chairperson of the Audit Committee will receive additional annual compensation of CHF 100,000, and the additional annual compensation for the other committee chairpersons will be CHF 20,000. The fee to be paid for attending board or committee meetings is CHF 2,500 per person. In addition, the non-executive members of the board of directors are eligible to participate in our stock option plan. For further information, see "—Management/Employee Participation".

Compensation of Senior Management

The aggregate compensation, including bonuses, paid to the Senior Managers of Petroplus Holdings AG, for their employment with a subsidiary of Petroplus Holdings AG, for the term beginning on February 20, 2006, the date Petroplus Holdings AG was formed, and ending on August 22, 2006, the date of its migration to Switzerland, was $60,000. During that period, the only Senior Managers who were paid compensation were Michael D. Gayda and Karyn F. Ovelmen. This amount does not include the compensation paid to the former senior managers of Petroplus International B.V. or RIVR Acquisition B.V. We expect that the aggregate compensation that will be paid to members of the Senior Management, consisting of Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kutchta and Karyn F. Ovelmen, for the term beginning on August 22, 2006 and ending on December 31, 2006 will be CHF 1.7 million.

Employment Agreements with Members of Senior Management

During 2006, we have entered into employment agreements with our Senior Managers. The agreements, which have been amended from time to time, have an initial term of three years but are subject to automatic one-year extensions thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreements. The agreements provide for annual base salaries (with increases, if any, to be determined by our board of directors) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley, CHF 500,000 for Michael D. Gayda, CHF 500,000 for Chester J. Kuchta, CHF 500,000 for Bruce A. Jones and CHF 500,000 for Karyn F. Ovelmen.

The employment agreements provide that the Senior Managers are eligible to earn an annual bonus for 2006, as determined by the board of directors, based upon our growth and the achievement of our goals in that year. For 2007 and thereafter, with respect to each financial year of Petroplus ending during the employment term, Senior Managers are eligible to earn an annual bonus award if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

The employment agreements of the Senior Managers provide that if a manager's employment is terminated by us without cause, by the member of the Senior Management for good reason or upon our election not to extend the employment term, (A) the Senior Manager will be entitled to receive (i) any accrued but unpaid base salary, (ii) any unpaid annual bonus attributable to a prior financial year, (iii) a pro rata bonus through the date of termination and (iv) two times the sum of his base salary plus the target level annual bonus and (B) the Senior Manager's outstanding options will vest in full to the extent not previously vested. If the Senior Manager's employment is terminated by us without cause or by the Senior Manager for good reason, the Senior Manager is also entitled to have any amounts that would qualify as excess parachute payments subject to excise taxes under the U.S. Internal Revenue Code grossed up on an after-tax basis.

As described below under "—Management/Employee Participation", the employment agreements of the members of the Senior Management provide for the granting of options to purchase shares of Petroplus Holdings AG.

Shares and Options Owned by Members of the Board of Directors and Senior Management

Upon completion of the Offering, we expect the members of the board of directors (excluding Thomas D. O'Malley) will own directly or have a beneficial interest in (i) 80,640 Shares, representing 0.33% of the voting rights of Petroplus Holdings AG (0.32% assuming the over-allotment option is exercised in full), and (ii) 80,640 stock options to acquire shares in Petroplus Holdings AG. The beneficial interest mentioned in the previous sentence does not reflect the indirect interests held by one member of the board of directors through Stichting Management RIVR. See "Relationship of Members of the Board of Directors to the Selling Shareholder".

Upon completion of the Offering and without taking into account Shares allotted in the Offering, we expect our Senior Management (including Thomas D. O'Malley) will own directly, or have a beneficial interests, in (i) 2,131,356 Shares, representing 3.65% of the voting rights of Petroplus Holdings AG (3.49% assuming the over-allotment option is exercised in full), and (ii) 2,326,586 stock options to acquire 2,326,586 shares in Petroplus Holdings AG. These numbers do not take into account any Shares allotted to the Senior Management in the Offering. For more information, see "—Management/Employee Participation" with regard to the options allocated at the time of the Offering.

The above-mentioned options owned by members of the board of directors and Senior Management were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of shares and are not dependent upon their employment or service. In total, Petroplus Holdings AG granted 2,407,226 options to these individuals. Each option provides the holder the right to purchase one share at a price of $15.80 representing the fair market value of the shares as of the date of purchase in the first half of 2006, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of The Equity Incentive Plan under which they were issued. One-half of the 2,211,996 options out of a total of 2,407,226 options that have been granted to members of our board of directors and Senior Management will vest

at the earlier of (i) our initial public offering and (ii) July 31, 2007, and the other one-half will vest on July 31, 2008. The remaining 195,230 options will vest on June 1, 2009.

The board of directors has resolved to allocate to each member of the board of directors (excluding Thomas D. O'Malley) 2,500 options in January 2007. Each option will provide the holder with the right to purchase one share at the fair market value on the date of grant (i.e. closing price of the first trading day in January 2007).

Further, the board of directors has resolved to allocate to each member of the Senior Management (excluding Thomas D. O'Malley) 50,000 options and to Thomas D. O'Malley 60,000 options in January 2007. Each option will provide the holder with the right to purchase one share at the fair market value on the date of grant (i.e. closing price of the first trading day in January 2007).

Management/Employee Participation

The employment agreements of the Senior Managers provide for the granting of options in the first quarter of each calendar year for the purchase of our shares at an exercise price equal to the fair market value of our shares on the date of grant in the amount to be determined by our board of directors. These options may be for no less than 0.1% of our total outstanding shares for Mr. O'Malley and no less than 0.05% of our total outstanding shares for each of our other Senior Managers. Annual options will vest in equal installments on each of the first three anniversaries of the date of grant, and will become fully vested upon the occurrence of a change in control of Petroplus Holdings AG.

The board of directors intends to adopt an equity-based incentive plan (the "**Plan**"). Employees, consultants and members of the board of directors will be eligible to participate in the Plan. The total number of awards issued under all equity-based incentive plans will be limited to approximately 8% of our outstanding shares. Generally, options granted under the Plan will provide the holder the right to purchase one share at a price no less than the fair market value at the time of the grant, will become fully vested upon a change of control of Petroplus Holdings AG and will be subject to the terms and conditions of the Plan. Subject to the determination of the Compensation Committee, options generally will vest in equal amounts over three to five years, will be conditioned upon continued employment or service with us, will vest on the disability or death of the recipient, will be forfeited upon a termination for cause and will have a duration of at least ten years. Under the Plan, the board of directors intends to issue to employees of Petroplus Holdings AG (but not to members of Senior Management) approximately 300,000 options at the time of the Offering at an exercise price equal to the Offer Price, with vesting in pro rata amounts over three years.

The shares to be delivered upon exercise of the Plan will either be treasury shares or shares issued out of the conditional share capital of Petroplus Holdings AG. For information regarding the conditional share capital, see "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital".

Relationship of Members of the Board of Directors to the Selling Shareholder

Mr. Backhouse holds *de minimis* (i.e., less than 1%) equity interests in Stichting Management RIVR and in one of the C/R Energy GP II Ltd., which holds an indirect interest in certain Carlyle/Riverstone funds and/or entities.

Mr. Lancaster has served as managing director of Riverstone since 2000. Riverstone is a co-venturer in the management of the Carlyle/Riverstone Global Energy and Power Funds, of which C/R Energy GP II Ltd. and the C/R Vehicles are affiliates. Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., two of the shareholders of the selling shareholder, are wholly owned by the C/R Vehicles.

Mr. Lancaster holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest in the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.). Mr. Lancaster also holds indirect profit participation interests in such C/R Vehicles, which may include a *de minimis* (under 1%) participation in the amount of profits distributed to such C/R Vehicles (which amount, if any, is not determined) in respect of the appreciation earned and distributed to Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., through their respective ownership of the selling shareholder, in respect of the proceeds to the selling shareholder from the Offering and any subsequent sales of shares in us.

Mr. Tekkora holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest of the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.).

See "Principal and Selling Shareholder—The Selling Shareholder".

PRINCIPAL AND SELLING SHAREHOLDER

Overview

The following table sets forth information with respect to the ownership of registered shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each as of the date of this offering circular, assuming the offering had taken place prior to such date, by:

- each person who is known by us to own directly or indirectly 5% or more of the outstanding shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each; and
- the members of our Senior Management:

Name of Owner	Shares Owned Prior to the Offering		Number of Shares Offered	Shares Owned After the Offering[1]		Shares Owned After the Offering[2]	
	Number	%		Number	%	Number	%
RIVR Holding B.V.[3]	38,118,150	94.5	22,000,000[1]	16,118,150	27.6	12,818,150	21.0
Thomas D. O'Malley[4] and affiliated parties[5]	1,936,126	4.8	0	1,936,126[8]	3.3	1,936,126	3.2
Members of Senior Management in total, excluding Thomas D. O'Malley and affiliated parties[6][7]	195,230	<0.5	0	195,230[8]	<0.5	195,230	<0.5
Others[6]	87,094	<0.5	0	87,094	<0.5	87,094	<0.5
Public	—	—	—	40,000,000	68.6	46,000,000	75.4

(1) Assuming that the over-allotment option is not exercised.

(2) Assuming that the over-allotment option is exercised in full.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(4) The address of this shareholder is Greenwich, Connecticut (USA).

(5) In addition to 1,574,009 directly held shares, Mr. O'Malley controls Horse Island Partners, LLC, the address of which is Greenwich, Connecticut (USA). Horse Island Partners, LLC holds 359,122 shares. Mr O'Malley is also the trustee of T.D.&M.A. O'Malley Foundation Inc., a charitable organization, the address of which is Greenwich, Connecticut (USA). The T.D.&M.A. O'Malley Foundation Inc. holds 2,995 shares.

(6) Members of our Senior Management, our board of directors and an employee have been granted options to purchase shares. You can find a description of these options in "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Shares and Options Owned by Members of the Board of Directors and Senior Management".

(7) The members of the Senior Management (excluding Thomas D. O'Malley and affiliated parties) are: Michael D. Gayda, Basking Ridge, New Jersey (USA); Bruce A. Jones, Steinhausen, Switzerland; Chester J. Kuchta, Zug, Switzerland; and Karyn F. Ovelmen, Zug, Switzerland.

(8) The members of the Senior Management (including Thomas D. O'Malley and affiliated parties) intend to participate in the Offering in an amount of CHF 5,000,000. Such participation by the Senior Management is not subject to any guaranteed allocation.

Pursuant to the relevant provision of the Swiss Federal Act on Stock Exchanges and Securities Trading, shareholders must determine whether they qualify as a group acting in concert and comply with the relevant notification obligations. We are aware that each of RIVR Holding B.V. and the five members of the Senior Management (i.e. Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kuchta and Karyn F. Ovelmen) signed lock-up undertakings with regard to their 40,249,506 Shares owned by them prior to the Offering and Shares allotted to them in the Offering. According to these lock-up agreements, RIVR Holdings B.V. and the Senior Management agreed for a period of 180 days and 360 days, respectively, starting on the day of first trading of the Shares, not to issue, offer or sell directly or indirectly any Shares (i) owned prior to the Offering, (ii) allotted in the Offering and (iii) acquired as a result of the exercise of employee stock options which were granted prior to the Offering, without the prior written consent of the Joint Bookrunners (for further information on the lock-up undertaking see "Offering and Sale—Lock-up Agreements with the Joint Bookrunners and the Managers"). In addition, Petroplus Holdings AG was appointed by the aforementioned persons to act as their representative.

Taking into account the sale of Shares by the selling shareholder, there are 18,249,506 Shares being subject to the lock-up, which represent, once the Offering is completed and without taking into account shares allocated to the members of the Senior Management in the Offering, 31% of the voting rights of Petroplus Holdings AG. In case the over-allotment option is exercised in full, there will be 14,949,506 Shares subject to the lock-up representing 24% of the voting rights of Petroplus Holdings AG. In addition, the shareholders which entered into the aforementioned lock-up agreements hold as of the date of this offering and listing circular 2,326,586 stock options to acquire 2,326,586 registered shares in Petroplus Holdings AG (for further information on the options owned by the members of the Senior Management see also "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Management/Employee Participation").

The Selling Shareholder

RIVR Holding B.V., the selling shareholder, is a private company with limited liability organized under the laws of the Netherlands. The selling shareholder was formed for the primary purpose of making investments in and acquiring companies, granting guarantees, managing and supervising companies, cooperating with companies and other enterprises and entering in joint ventures with other companies.

The following table sets forth certain information with respect to the ownership of equity securities of the selling shareholder:

Shareholder	Percentage Owned
Carlyle/Riverstone Participations S.à.r.l.(1)(7)	37.301%
Carlyle/Riverstone Participations II Intermediate B.V.(2)(7)	19.708%
Stichting Investors RIVR (Netherlands)(3)(7)	2.165%
Velocity Capital B.V. (Netherlands)(4)(7)	15.969%
Alea Iacta Est B.V. (Netherlands)(5)(7)	15.969%
Stichting Management RIVR (Netherlands)(6)(7)	8.889%

(1) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is 30 Boulevard Royal, L2449 Luxembourg, Luxembourg.

(2) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Investors RIVR is a foundation under Dutch law, which exercises all the rights attached to the RIVR shares owned by it. Stichting Investors RIVR has issued depositary receipts, the holders of which are entitled to receive the dividends that the selling shareholder distributes to Stichting Investors RIVR.

(4) The address of this shareholder is Apollolaan 15, 1077AB Amsterdam, The Netherlands. Velocity Capital B.V. is the personal holding company for Willem Willemstein, a former board member of Petroplus International B.V. Velocity Capital B.V. is controlled by Mr. Willemstein, whose address is Blaricum, The Netherlands. Mr. Willemstein also holds 4,312,500 depositary receipts issued by Stichting Management RIVR. See footnote (6) below.

(5) Marcel van Poecke, a former board member of Petroplus International B.V. who controls Alea Iacta Est B.V., has informed us that he intends to arrange for the transfer of the shares in RIVR Holding B.V. held by Alea Iacta Est B.V. to a company that he expects to incorporate under the name Tanzanite B.V., on or around November 14, 2006. The address of Alea Iacta Est B.V. is Orthenseweg 89, 5212 EC's-Hertogenbosch, The Netherlands, and the address of Tanzanite B.V. will be Verlengde Poolseweg 34-46, 4818 CL Breda, The Netherlands. Mr. Van Poecke's address is Antwerp, Belgium. As of the date of this offering circular, Alea Iacta Est B.V. also holds 4,312,500 depositary receipts issued by Stichting Management RIVR. These depositary receipts are expected to be transferred together with the shares to Tanzanite B.V. See footnote (6) below.

(6) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Management RIVR is a foundation established under Dutch law on March 14, 2005 to carry out a management equity incentive scheme. It holds shares in the selling shareholder and exercises all rights attached to such shares. Stichting Management RIVR issued depositary receipts to current and former managers of Petroplus International B.V. and its subsidiaries. Willem Willemstein, who controls Velocity Capital B.V., holds through Velocity Capital B.V. 4,312,500 such depository receipts, and Marcel Van Poecke, who controls Tanzanite B.V., holds through Tanzanite B.V. 4,312,500 depository receipts. In addition, Peter Backhouse, one of our board members, holds 142,313 of depositary receipts. Holders of depositary receipts are entitled to receive dividends that the selling shareholder distributes to Stichting Management RIVR. Presently, Stichting Management RIVR has 21,527,013 depository receipts outstanding, which are owned by approximately 91 current and former managers of Petroplus International B.V. As far as the selling shareholder is aware, Stichting Management RIVR will not issue any depositary receipts to any persons other than the persons who currently participate in the management equity incentive scheme.

(7) These shareholders are parties to a shareholders' agreement, pursuant to which most shareholder decisions may be made by a general 50% qualified majority of the votes cast at a general meeting of shareholders, with certain decisions requiring a 75% majority.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below is a brief summary of certain agreements, arrangements and transactions between us and the selling shareholder, its beneficial shareholders or entities controlled by the selling shareholder and of certain agreements, arrangements and transactions between us and members of our board of directors or our Senior Management, including former members.

In addition to its 94.5% interest in Petroplus Holdings AG, the selling shareholder, RIVR Holding B.V., is a majority shareholder of 4Gas Holding B.V., a private company with limited liability organized under the laws of the Netherlands. RIVR Holding B.V. also owns 100% of RIVR Divestment B.V., a private company with limited liability organized under the laws of the Netherlands. The following diagram depicts, in simplified form, the selling shareholder's current corporate structure:


RIVR Holding B.V.
94.5%
Petroplus Holdings AG
RIVR Divestment B.V.
4Gas Holding B.V.
Other Non-Core Assets
Other 4Gas Assets

Sale of Non-Core Assets

Overview

In preparation for the Offering, our management and the selling shareholder agreed to restructure our group by selling our non-core assets, or businesses that were not related to our refining and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group or the selling shareholder. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petroleum and petrochemical industry;
- the Frisol/Bunkering group, which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, the selling shareholder and our subsidiary RIVR Acquisition B.V. entered into a notarial deed of sale, distribution and transfer pursuant to which RIVR Acquisition B.V. transferred its shareholding in 4Gas B.V. to the selling shareholder partly as a dividend distribution amounting to €1.8 million and partly in exchange for a $224.5 million (€175 million) loan note issued by the selling shareholder (which note was subsequently transferred to Petroplus International B.V.) and the assumption of debt under a $64.1 million (€50 million) PIK facility. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. The selling shareholder is required to repay the principal of this note at the time and to the extent (i) the selling shareholder receives net proceeds of any secondary offering, including the Offering, of the selling shareholder's shares in Petroplus Holdings AG in excess of the sum of (a) the amount of the selling shareholder's senior debt, (b) the selling shareholder's costs relating to any secondary offering and running costs of (c) amounts retained by the selling shareholder to discharge its actual and contingent liabilities, provided that the amounts referred to in (b) and (c)

cannot exceed €30 million or (ii) certain events of default occur. The final redemption date of the loan note is August 17, 2026. The selling shareholder will repay its note to Petroplus International B.V. with part of the proceeds received from the sale of the Existing Shares in the Offering assuming it receives sufficient proceeds in excess of the amount described above.

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "**Other 4Gas Assets**"), to 4Gas B.V. for an initial consideration of $6.4 million (€5 million) non-recourse loan note and deferred consideration to the extent the aggregate proceeds of the sale of certain assets exceed $6.4 million (€5 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and any accrued interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets or (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. Under the deferred compensation provision, the proceeds from the sale of Milford Haven and Milford Energy Ltd. assets will be paid as follows: the first €5 million will be paid to 4Gas B.V., the second €5 million will be paid to Petroplus International B.V. and the remaining proceeds will be split evenly between 4Gas B.V. and Petroplus International B.V. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets prior to their sale. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale.

Furthermore, Petroplus International B.V. has signed a non-binding memorandum of understanding with 4Gas B.V. setting forth the main terms and conditions under which the parties will negotiate in good faith for the sale of shares in Dragon LNG Holding Ltd. and Dragon LNG Ltd. (together, "**Dragon**") and Milford Energy Limited, after appropriate consents have been received from the other parties who have an interest in Dragon and Milford Energy Limited. There is no obligation to complete the sale of Dragon and Milford Energy Limited. However, if the transaction is completed, we expect to receive net proceeds of $25.7 million (€20 million) from the sale of Dragon and $6.4 million (€5 million) from the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold substantially all of our remaining non-core assets, including the Petroplus Tankstorage group, the Frisol/Bunkering group and the Oxyde group (collectively, the "**Other Non-Core Companies**"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of $147.5 million (€115 million), of which approximately $113 million (€89 million) had been repaid as of the date of this offering circular. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Frisol/Bunkering group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. or (v) certain events of default occur. The loan note terminates upon RIVR Divestment B.V.'s sale to a third party or its final liquidation, provided that (i) the proceeds of such sale or liquidation are applied to redeem any outstanding amounts under the note in accordance with its terms and (ii) RIVR Divestment B.V. does not have any rights to any other assets or claims or, at that point in time, any reasonable refinancing possibilities.

We have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties under the share sale and purchase agreement for the Other Non-Core Companies gives rise to a liability of $641,500 (€500,000) or more and the aggregate

liability for all breaches of our representations and warranties exceeds $6.4 million (€5.0 million) subject to a cap of the purchase price. RIVR Divestment B.V. is required to procure the release of our subsidiary Petroplus International B.V. and any member of its group from any joint and/or several guarantees given or assumed by Petroplus International B.V. or any member of its group in relation to any of the liabilities of the Other Non-Core Companies. Pending such release, RIVR Divestment B.V. has agreed to indemnify Petroplus International B.V. and any member of its group against all amounts paid by any of them pursuant to any such guarantees.

On August 18 and 21, 2006, Petroplus International B.V. assigned all its rights and obligations under the Frisol/Bunkering and Oxyde share purchase agreements to RIVR Divestment B.V. Under these share purchase agreements, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and Oxyde group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, such agreements and any related agreements.

Other Agreements

In addition to the above loan notes, 4Gas Holding B.V., Petroplus Tankstorage B.V. and Frisol B.V. have issued to Petroplus International B.V. loan notes totaling approximately $16.4 million (€12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. or its group companies by 4Gas Holding B.V., Petroplus Tankstorage B.V. or Frisol B.V. or any of the companies in the 4Gas group, the Petroplus Tankstorage group or the Frisol/Bunkering group.

On August 21, 2006, the selling shareholder, Petroplus International B.V. and RIVR Divestment B.V. entered into an indemnity agreement pursuant to which Petroplus International B.V. has agreed to indemnify RIVR Divestment B.V. against any liabilities of RIVR Divestment B.V. in respect of any representation, warranty or indemnity set out in any share purchase agreement with any third party in relation to the disposal of the Other Non-Core Companies if RIVR Divestment B.V. is unable to pay such amounts itself, to the extent Petroplus International B.V. has provided prior written notice to the selling shareholder that it agrees to the terms of such share purchase agreement. In return, the selling shareholder has agreed to reimburse Petroplus International B.V. any time Petroplus International B.V. is required to make a payment under the indemnity agreement with RIVR Divestment B.V. or under any third-party claim related to Petroplus International B.V.'s ownership or operation of the Other Non-Core Companies or the assets of these companies prior to their sale, except if such payment relates to the agreement for the sale of shares in Oxyde Chemicals B.V., Petroplus Bunkering International B.V. or Petroplus Tankstorage International B.V. The selling shareholder's indemnity obligation will continue for a period of three years following August 21, 2006. The selling shareholder's aggregate liability under this indemnity agreement and another general indemnity agreement it entered into with RIVR Acquisition B.V. on August 21, 2006 may not exceed the sum of $32.1 million (€25.0 million). Under the general indemnity agreement, the selling shareholder agreed to indemnify RIVR Acquisition B.V. for a period of three years in relation to certain liabilities of RIVR Acquisition B.V. subject to the cap set as described in the preceding sentence. This general indemnity agreement was entered into in connection with our acquisition of the shares of RIVR Acquisition B.V.

We have also given other limited representations and warranties in the above-described share sale and purchase agreements with 4Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., we entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, we have agreed to perform certain management services, including liquidations or disposals in relation to designated operating companies in the RIVR Divestment group. This service agreement will terminate at the earlier of (i) December 31, 2007 or (ii) the sale, transfer or liquidation of the designated companies. The fee for these services is based on a cost-plus calculation that includes an initial margin of 10%.

Transaction with Members of the Board of Directors and Senior Management

We have agreed to lease office space in London from Argus Resources (UK) Limited, an entity controlled by Patrick Monteiro de Barros, a member of our board of directors, for one-half of the expenses associated with this office, which are expected to be approximately $9,000 per month.

Interested Parties

Board of directors members N. John Lancaster and Baran Tekkora are managing directors and principals of Riverstone, and resigning board of directors members Pierre F. Lapeyre and David M. Leuschen are senior managing directors of Riverstone. In addition, resigning board of directors member Ian Forsyth is one of our employees. Messrs. Forsyth, Lapeyre and Leuschen are expected to resign from the board of directors prior to the listing of the Shares on the SWX.

Other Related Party Transactions

As of December 31, 2005, Petroplus International B.V. had a note receivable in the amount of $251.2 million (including principal and interest thereunder) to its then sole shareholder, RIVR Acquisition B.V. Interest payable on this loan was $6.0 million in 2005 and $8.0 million in the first six months of 2006. This loan is eliminated in consolidation.

On December 1, 2005, Petroplus International B.V. entered into a management agreement with RIVR Acquisition B.V. Under this agreement, R.I.V.R. Acquisition B.V. provided administrative and financial services. We paid RIVR Acquisition B.V. $0.4 million for the provision of services under this agreement in 2005 and $0.6 million in the first four months of 2006. The management services agreement was terminated effective April 30, 2006.

Marcel van Poecke and Willem Willemstein, both of whom are indirect shareholders of the selling shareholder, were the co-chief executive officers of Petroplus International B.V. from May 1993 to May 2006. The aggregate amount paid by us and our subsidiaries to Messrs. van Poecke and Willemstein for acting as our co-chief executive officers and providing other services to our group was $3.8 million in 2005 and $3.0 million in the first six months of 2006.

Loans to Members of the Board of Directors or Senior Management

As of the date of this offering circular, we had no outstanding loans to members of the board of directors or the Senior Management.

INFORMATION ABOUT THE ISSUER

Incorporation, Name, Registered Seat, Duration and Fiscal Year

Petroplus Holdings AG was initially incorporated on February 20, 2006 under the name Argus Atlantic Energy Limited by Thomas D. O'Malley, our CEO and the Chairman of our board of directors, acting in his own name and through an entity controlled by him called Horse Island Partners, LLC, T.D.&M.A. O'Malley Foundation Inc. and Patrick Monteiro de Barros, a member of our board of directors, investing through Darsy II Ltd., a legal entity in which he has a beneficial interest, as a stock corporation established under the laws of Bermuda. In August 2006, Argus Atlantic Energy Limited combined its business with Petroplus International B.V.'s refining and wholesale marketing operations by exchanging shares of Argus Atlantic Energy Limited for shares of RIVR Acquisition B.V., which was the direct shareholder of Petroplus International B.V. at the time. On August 21, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office from Bermuda to Zug, Switzerland, and to change its name from Argus Atlantic Energy Limited to Petroplus Holdings AG, with Petroplus Holdings AG being entered on August 22, 2006, as a Swiss stock corporation (*Aktiengesellschaft*) pursuant to Articles 620 *et seq.* of the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*) in the Commercial Register of the Canton of Zug under registration number CH-170.3.029.779-9. For further information, see "Board of Directors, Senior Management and Employees" and "Principal and Selling Shareholder". Our registered office is Industriestrasse 24, 6304 Zug, Switzerland. Our registered office is our head office.

Petroplus Holdings AG has been incorporated for an unlimited duration.

Our financial year-end is December 31.

Business Purpose of Petroplus Holdings AG

Our principal purpose, as set out in article two of our articles of association, is the following: the direct or indirect acquisition, management and sale of participations in domestic or primarily foreign companies, particularly in the energy industry; the acquisition, management and sale of securities and other similar assets; and the execution and financing of financial and fiduciary businesses. We are empowered to open and maintain domestic and foreign branch offices, to represent third parties, to engage in business and to enter into agreements that are appropriate to promoting our purpose or that are directly or indirectly within the scope of our activities. We may also undertake financing activities for ourselves or on behalf of other parties, in particular to provide financing for holding companies as well as guarantees in favor of associated companies and third parties.

Group Structure

Petroplus Holdings AG operates through majority or wholly owned subsidiaries, as well as certain minority participations. You can find information about our subsidiaries and equity investments in Schedule 3 and Notes 11 and 12 to the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005. As of May 31, 2006, EPH became a subsidiary of ours. You can find a list of EPH's subsidiaries in Note 26 to the EPH Consolidated Financial Statements as of and for the year ended December 31, 2005. In addition, the following wholly owned subsidiaries of Argus belong to our group: Argus Services Corporation (Delaware, USA), Argus International Limited (Bermuda), Argus International S.à.r.l. (Luxembourg), Argus Energy S.à.r.l. (Luxembourg) and Refinaria Vasco da Gama S.A. (Portgual). As listed in Note 11 and 12 of the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005, we hold more than 10% of the equity capital in the following non consolidated entities:

Name	Registered Office	Percentage Ownership of Equity Capital
PLG Pflichtlagergesellschaft für Mineralöle	Zug, Switzerland	35%
SOGEP Société Genevoisedes Pétroles	Vernier, Switzerland	32%
SAPPRO SA (Société du Pipeline a Produits Petroliers sur Territoire Genevois)	Vernier, Switzerland	15.6%
RBE-Rheinische Bio Ester GmbH & Co. KG	Neus, Germany	17.2%

DESCRIPTION OF SHARE CAPITAL AND SHARES

Set out below is certain information concerning our share capital and brief summaries of certain provisions of our articles of association ("Statuten"), the CO and other Swiss statutes relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, the CO and such other statutes as in effect on the date of this offering circular.

Share Capital and Share Capital Changes

Share Capital

As of the date of this offering circular and without giving effect to the Offering, Petroplus Holdings AG's outstanding share capital amounts to CHF 370,289,988 and is divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

For the purpose of this Offering, the Company will increase its share capital by up to CHF 165,240,000 through the issuance of up to 18,000,000 registered shares of Petroplus Holdings AG with a nominal amount of CHF 9.18 each. A extraordinary shareholders meeting is scheduled for November 29, 2006 to resolve and approve this share capital increase. To the extent not waived, the pre-emptive rights (*Bezugsrechte*) of the existing shareholders will be excluded. If the Over-Allotment Option is exercised, the share capital will be increased by up to CHF 24,786,000, or of up to 2,700,000 Shares) from Petroplus Holdings AG's authorized share capital, excluding the pre-emptive rights (*Bezugsrechte*) of the existing shareholders. See "—Share Capital and Share Capital Changes—Authorized Share Capital". The New Shares issued in the Offering shall be subscribed for and paid at their nominal value by Credit Suisse acting, on behalf of the Managers, in anticipation of their sale in the Offering, at the Offer Price pursuant to a Subscription and Underwriting Agreement. See "Offering and Sale".

Following the Offering, Petroplus Holdings AG's nominal issued share capital is expected to be up to CHF 535,529,988 (without giving effect to the over-allotment option), divided into up to 58,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Authorized Share Capital

Upon completion of the Offering, Petroplus Holdings AG's authorized share capital is expected to be CHF 185,144,994, divided into 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The Shares to be newly issued upon the exercise of the Over-Allotment Option, if any, will come from the authorized share capital.

Upon completion of the Offering, article 5 of Petroplus Holdings AG's articles of association will read as follows (unofficial translation of the German original):

Authorized Capital

The board of directors is authorized to increase the share capital, at any time until November 29, 2008, by a maximum amount of CHF 185,144,994 by issuing a maximum of 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board of directors is entitled to issue these shares by means of a firm underwriting or in partial amounts.

The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares are to be paid up, the date from which they carry dividend rights and the allocation of unexercise pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent such rights are not exercised.

The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares, (ii) for financing the acquisition of enterprises, of divisions thereof, or of participations, or (iii) for granting an over-allotment option of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price. The new registered shares shall be subject to the transfer restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued will be reduced to the extent shares are issued out of conditional share capital pursuant article 6a.

Conditional Share Capital

Upon completion of the Offering, Petroplus Holdings AG's conditional share capital is expected to be CHF 230,191,254, divided into 25,075,300 fully paid-up registered shares with a nominal value of CHF 9.18 each pursuant to which (a) 4,907,000 of registered shares with a nominal amount of CHF 9.18 will be available for issuing, under the exclusion of shareholders' pre-emptive rights, to (i) directors, employees and consultants exercising option rights granted to them under employee participation plans or (ii) shareholders exercising the 2,420,134 options granted to them (see "—Outstanding Convertible Securities and Warrants, Bonds, Borrowing and Contingent Liabilities") and (b) up to 20,168,300 registered shares with a nominal amount of CHF 9.18 will be available for issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG.

Upon completion of the Offering, articles 6 and 6a of the Company's Articles of Association will read as follows (unofficial translation of the German original):

Conditional Capital

Article 6

Petroplus Holdings AG's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260 through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights granted to consultants, employees, and directors of Petroplus Holdings AG and its subsidiaries, as well as to shareholders.

The issuance of shares or option rights may be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

The new registered shares shall be subject to the transfer restrictions of article 8.

Article 6a

The share capital may be increased by a maximum amount of CHF 185,144,994 by issuing up to 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of Petroplus Holdings AG or one of its subsidiaries in one or more issues.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (a) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or (b) to issue warrants or convertible bonds on the national or international capital market.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of article 8 of the articles of association.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in article 5 regarding share capital increases out of authorized capital.

Share Capital Changes

The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 are described below.

Petroplus Holdings AG (formerly Argus) was incorporated in Bermuda with an authorized share capital of $48,000 comprising 4,800,000 common shares of par value $0.01 per share. On February 23, 2006, the authorized share capital was increased from $48,000 to $2,000,000, of which $48,000 comprised 4,800,000 common shares of par value $0.01 per share that were issued on that day.

In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from $0.01 to $7.50 per share by leaving the issued share capital unchanged at $48,000, resulting in 6,400 issued common shares of par value $7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value $7.50 were issued out of the authorized share capital of $2,000,000, resulting in a total issued share capital of $1,080,000, consisting of 144,000 common shares of par value $7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from $2,000,000 to $750,000,000, out of which $15,558,375 comprised 2,074,450 common shares at par value $7.50 per share that were issued on the same day, leading to a total issued share capital of $16,638,375, consisting of 2,218,450 common shares at par value $7.50 each.

On August 21, 2006, Argus's issued share capital was increased from $16,638,375 to $302,524,500 by issuing 38,118,150 common shares of par value $7.50 out of Argus's authorized share capital of $750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V.

Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to $302,524,500, consisting of 40,336,600 common shares of par value $7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Petroplus Holdings AG intends to increase its share capital, its authorized capital and its conditional capital at an extraordinary shareholders' meeting to be held on the day of pricing. See "Additional Information—Shareholders' Meeting to be Held on the Pricing Day".

No Participation Certificates and Profit Sharing Certificates

Petroplus Holdings AG does not have any participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*) outstanding.

Own Shares

We hold no treasury shares in Petroplus Holdings AG.

Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

We have granted a total of 2,420,134 options to members of the board of directors, Senior Management and an employee. The options were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each option provides the holder the right to purchase one share at a price of $15.80, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. One-half of the 2,218,450 options out of the total of 2,420,134 options that have been granted will vest at the earlier of (i) our initial public offering and (ii) July 31, 2007 and the other one-half will vest on July 31, 2008. The remaining 201,684 options will vest on June 1, 2009.

Description of the Shares

The Shares

All of the Shares are registered shares (*Namenaktien*) with a nominal value of CHF 9.18 each and restricted transferability in accordance with our articles of association. The 40,336,600 Shares outstanding as at the date of this offering circular are fully paid-up and validly issued. At the date of the Offering, shareholders do not have the right to ask for printing and delivery of share certificates (*Namenaktien mit aufgehobenem Titeldruck*). A shareholder may, however, at any time demand that

Petroplus Holdings AG issue a confirmation of such shareholder's shareholding. See "Additional Information".

Voting and Transfers of Shares

Each Share carries one vote at the shareholders' meetings. All Shares have equal rights. Voting rights and certain other non-economic rights attached to the Shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or usufructuary (*Nutzniesser*) with voting rights.

Persons who have acquired registered Shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the Shares concerned in their own name and for their own account.

Persons not expressly declaring themselves to be holding Shares for their own account in their application for entry in the register of Shares (a "**Nominee**") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered Shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The board of directors has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated Shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant Shares.

If the registration of shareholdings with voting rights was effected based on false information, the board of directors may cancel such registration with retroactive effect.

Shareholders' Meetings

Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's preceding financial year. In the case of Petroplus Holdings AG, this means the meeting must be held on or before June 30 each year. A shareholders' meeting may be convened by the board of directors or, if necessary, by its independent auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved at a shareholders' meeting or requested by shareholders representing in aggregate at least 10% of the nominal share capital of Petroplus Holdings AG in writing. Holders of Shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. The request must be communicated to the board of directors in writing at least 45 days prior to the shareholders' meeting. Extraordinary shareholders' meetings may be called as often as necessary, in particular in all cases required by law. A shareholders' meeting is convened by publishing a notice of such meeting in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) or by sending a registered letter to the shareholders of record at least twenty days prior to such meeting.

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings.

The shareholders' meeting passes resolutions and carries out elections by the majority of the votes cast, including abstentions, void and blank votes, to the extent that the law or the articles of association do not provide otherwise. Such resolutions include amendments to the Articles, elections of the members of the board of directors and statutory and group auditors, approval of the annual financial statements, setting the annual dividend, decisions to discharge the members of the directors and management for statutory liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting

(*Sonderprüfung*). A resolution passed at the shareholders' meeting with a qualified majority (*qualifiziertes Mehr*) of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for: (i) changes in a company's purpose; (ii) the creation of shares with privileged voting rights (*Stimmrechtsaktien*); (iii) restrictions on the transferability of registered shares; (iv) an authorized or conditional increase in a company's share capital; (v) an increase in a company's share capital by way of capitalization of reserves (*Kapitalerhöhung aus Eigenkapital*), against contributions in kind (*Sacheinlage*), for the acquisition of assets (*Sachübernahme*) or involving the grant of special benefits; (vi) the restriction or elimination of pre-emptive rights of shareholders (*Bezugsrechte*) or (vii) a relocation of domicile. In addition, any article providing for a greater voting requirement than is prescribed by law or the existing articles of association must be adopted by such a qualified majority. Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (*Fusion*) (including a possible squeeze-out merger), de-merger (*Spaltung*) or conversion (*Umwandlung*) of a company.

At shareholders' meetings, shareholders can be represented by proxy. Each shareholder may authorize in writing any other person who does not have to be a shareholder, a company representative (*Organvertreter*), a specially designated independent shareholder representative (*unabhängiger Stimmrechtsvertreter*) or a depositary representative (*Depotvertreter*) to represent him or her in the shareholders' meeting.

The chairman of the shareholders' meeting decides on the voting procedure at meeting.

Shareholders' Inspection Rights

A shareholder may, upon application to Petroplus Holdings AG, inspect the minutes of our shareholders' meetings. In accordance with Swiss law, we make our annual report and the auditors' report available for inspection by shareholders at our registered address at least 20 days prior to each ordinary shareholders' meeting. Any shareholder may request a copy of these reports in advance of or after the ordinary shareholders' meeting. In addition, at a shareholders' meeting, a shareholder may request information from the board of directors concerning the business and operations of Petroplus Holdings AG and may request information from the auditors concerning the performance and results of their examination of the financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of Petroplus Holdings AG.

Shareholders' Right to Bring Derivative Actions

Under the CO, an individual shareholder may bring an action in his own name, for the benefit of the company, against the company's directors, officers or liquidators, which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties.

Allocation of Annual Net Profits

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital. Any net profits remaining are at the disposal of the shareholders' meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then an amount equal to 10% of such excess must be retained by the company as general reserves. See also "Dividends and Dividend Policy".

In addition, any proposal by the board of directors to declare a dividend will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax, regulatory and other legal considerations.

The proposal of the board of directors to distribute dividends requires the approval of the general shareholders' meeting. Furthermore, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory law and our articles of association. Dividends that have not been collected by the shareholders within five years after the due date prescribed under Swiss law are allocated to our free reserves.

Dividends are usually due and payable no sooner than three days after the shareholders' resolution relating to the allocation of profits has been passed.

You can find information about deduction of withholding taxes in "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Ordinary Capital Increase, Authorized and Conditional Share Capital

The share capital of Petroplus Holdings AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of the shareholders of Petroplus Holdings AG by a simple majority of the votes cast, (ii) in consideration of contributions in kind (*Sacheinlage*) if the pre-emptive rights (*Bezugsrechte*) of the existing shareholders are excluded or (iii) in the event of a transformation of reserves into share capital, by a majority of two-thirds of the shares represented and the majority of the nominal value of the shares represented at the meeting authorizing the resolution. In addition, under the Swiss Code of Obligations, the general meeting of shareholders may empower the board of directors to effect a share capital increase based on:

(a) authorized capital (*genehmigtes Kapital*) to be utilized at the discretion of the board of directors within a period not exceeding two years from approval by the general meeting of shareholders; and

(b) conditional capital (*bedingtes Kapital*) for the purpose of issuing shares, *inter alia*, to grant rights to employees, directors and advisors of the Company to subscribe to new shares and other option and conversion rights.

The authorized capital and the conditional capital may each not exceed 50% of the outstanding share capital.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a shareholders' meeting. Shareholders have certain pre-emptive rights (*Bezugsrechte*) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a shareholders' meeting by a qualified majority may, however, limit or suspend pre-emptive rights in certain circumstances, or delegate the right to limit or suspend the pre-emptive rights to the board of directors. Shareholders' pre-emptive rights in respect of the Offered Shares have been waived or excluded. In addition, the board of directors has been authorized to limit or suspend the pre-emptive rights in certain cases based on the authorized and conditional share capital. See "—Ordinary Capital Increase, Authorized and Conditional Share Capital".

Borrowing Powers

Neither Swiss law nor our articles of association restrict, in any way, our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors. A shareholders' resolution is not required.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interest. However, the CO contains a provision that requires directors and senior management of a stock company to safeguard the interests of the company and, in this connection, imposes a duty of loyalty and care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them other than at arm's length must be repaid to the company if such shareholder or director was acting in bad faith. The corporate governance directive of the SWX also addresses conflicts of interest issues. See "The SWX Swiss Exchange". In addition, Swiss law contains provisions under which the members of the board of directors and all the persons engaged in the management are liable to a company, its shareholders and its creditors for damages caused by the intentional or negligent violation of their duties.

Repurchase of Own Shares

Swiss law limits the right of a company to purchase and hold its own shares. A company and its subsidiaries may purchase shares only if and to the extent that (i) the company has freely distributable reserves in the amount of the aggregate purchase price; and (ii) the aggregate nominal value of all shares held by the company does not exceed 10% of the company's share capital (20% in specific circumstances).

Shares held by Petroplus Holdings AG or its subsidiaries may, in accordance with Swiss law, not be voted at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to the Shares generally. Furthermore, under Swiss law, upon the purchase of shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances. In particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board (the body regulating takeover bids in Switzerland). Within these limitations, as is customary for Swiss companies, Petroplus Holdings AG may purchase and sell its own Shares from time to time in order to meet imbalances of supply and demand, to provide liquidity, and to modulate swings in the market price for Shares. As of the date of this offering circular, Petroplus Holdings AG holds no treasury shares.

Duration and Liquidation

Neither the articles of association nor operation of law limit the duration of Petroplus Holdings AG.

Petroplus Holdings AG may be dissolved by way of liquidation at any time by a shareholders' resolution passed by absolute majority (*absolute Mehrheit*) of the Shares represented at such meeting, whether Petroplus Holdings AG is being dissolved by way of liquidation or not. Dissolution by court order is possible if we become bankrupt, or if shareholders holding at least 10% of the share capital so request, and the court grants the request of such shareholders.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up nominal value of Shares held, but this surplus is subject to Swiss withholding tax of 35%. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax". The Shares carry no privilege with respect to such liquidation surplus.

Notices

Notices to shareholders are validly made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties are made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which to publish notices. Notices required under the SWX Listing Rules must be published in two Swiss newspapers with national circulation, one newspaper in German and the other in French.

Disclosure of Principal Shareholders

Under the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), persons who acquire or dispose of shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of a Swiss listed company must notify the company and the SWX of such transactions, whether or not the voting rights attributable to those shares can be exercised. Following the receipt of such notification, a company must inform the public about such change in shareholding.

Swiss company law also requires that we disclose the identity of all of our shareholders who hold more than 5% of our voting rights to the extent such shareholders are known or should be known to us. Such disclosure must be made once a year in the notes to the financial statements published in Petroplus Holdings AG annual report.

For a list of existing principal shareholders, see "Principal and Selling Shareholder".

Mandatory Offer

Pursuant to the applicable provisions of the SESTA, a person who acquires equity securities of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held in the company, exceed the threshold of 33⅓% of the company's voting rights (whether exercisable or not), that person must make an offer to acquire all of the listed shares of such company. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances. If no waiver is granted, the mandatory take-over bid must be made pursuant to the procedural rules, set forth in the SESTA and the implementing Ordinances enacted thereunder.

This obligation to make an offer does not apply if the Shares have been acquired as a result of a donation, succession or partition of an estate, matrimonial property law or execution proceedings.

Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of Shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out provision pursuant to Article 22 para. 2 SESTA) or which would increase such threshold to 49% of the voting rights (opting-up provision pursuant to Article 32 para. 1 SESTA). The articles of association do not contain an opting-out or an opting-up provision.

Cancellation of Remaining Equity Securities and Squeeze-Out Merger

Under Swiss law, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

The Swiss Federal Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of the shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company can be cashed out instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or to the total number of shareholders entitled to vote.

Ownership of Shares by Non-Swiss Persons

Except for the limitation on voting rights described under "Description of Share Capital and Shares—Voting and Transfers of Shares" above, applicable to holders of shares generally, persons who are neither nationals of, nor resident in, Switzerland may freely hold, vote and transfer their shares in Swiss entities in the same manner as Swiss residents or nationals under Swiss law and our articles of association.

Exchange Controls and Other Limitations

Other than in connection with government sanctions imposed on certain persons and organizations, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares in Swiss entities.

THE SWX SWISS EXCHANGE

General Information

As our Shares are expected to be listed on the main board (*Hauptsegement*) of the SWX, Petroplus Holdings AG is subject to the regulations and listing rules of the SWX. The SWX is a stock exchange subject to the SESTA and is supervised by the Swiss Federal Banking Commission (**"SFBC"**). A listing by an issuer on the main board of the SWX requires that (i) the issuer have operating and financial records for a period of at least three years, (ii) the issuer's capital resources amount to at least CHF 25 million, (iii) the total market value of the issuer's initial public offering amounts to a minimum of CHF 25 million, and (iv) 25% of the issuer's outstanding share capital be in public hands.

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds.

Trading System

Trading at the SWX occurs through a fully integrated trading system covering the entire process from trade order to settlement. Trading of equities, exchange traded funds and investment funds begin each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). After the close of exchange trading, new orders can be entered or deleted until 10:00 p.m. From 6:00 a.m. (the system is not available between 10:00 p.m. and 6:00 a.m.) new orders can be entered until 9:00 a.m. For the opening phase (starting at 9:00 a.m.), the system closes the order book and starts opening procedures. It then establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions are held to determine the daily closing price for all equity securities traded on the SWX. At the start of the closing auction (shortly before close of trading), the status of all equity order books changes from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction, according to rules that are similar to those for the opening procedures.

Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to its price. A round lot of shares is currently only one share. In general, market orders (orders placed at best price) are executed first, followed by limit orders (orders placed at a price limit) prioritized on the basis of price. If several orders are listed at the same price, they are executed according to the time of receipt. During the trading period, members of the SWX are in principle required to enter all orders in their orderbooks, executing them by means of the automatic matching system. While the principle of best execution is observed, off-exchange transactions are permitted, as an exception, if the market value of an individual order for equity securities exceeds CHF 200,000. Transactions in shares effected by or through members of the SWX are subject to a turnover fee (including a supplemental SFBC surcharge) of up to 0.01%, calculated on the basis of the turnover achieved.

Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX within 30 minutes of their execution. Transaction information is collected, processed and immediately distributed by the SWX. Transactions outside trading hours must be reported prior to opening on the following exchange day. The SWX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX data in real time to subscribers as well as to other information providers such as the Investdata Systems of Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three working days after the trade date. Clearing and settlement for securities listed on the SWX main board are made through SIS.

The SWX may suspend the trading of securities in particular if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. In a predetermined number of circumstances, such as seriously questionable solvency of the issuer or continuous lack of required liquidity for efficient exchange trading, the SWX may cancel the listing securities (delisting). As the organizer of the market, the SWX is generally responsible for market surveillance and monitoring. The SWX aims to ensure transparency and fair trading for investors and to guarantee market efficiency.

Corporate Governance Directive and Management Transactions Directive

The Directive on Information Relating to Corporate Governance of April 17, 2002 of the SWX entered into force on July 1, 2002. It applies to issuers listed on the SWX and relates to annual reports prepared for financial years beginning January 1, 2002. The Corporate Governance Directive requires issuers to disclose important information on top-level management and control processes (or to give specific reasons why such information is not disclosed).

The Directive on the Disclosure of Management Transactions of January 7, 2005 of the SWX entered into force on July 1, 2005, and applies to all issuers whose equity securities are listed on the SWX and whose registered office is in Switzerland. Under this Management Transaction Directive, issuers are required to report transactions conducted by members of their board of directors and senior management in the company's own equity securities, including the exercise of conversion and share acquisition rights, as well as transactions in financial instruments whose price is influenced primarily by the company's own equity securities. These new rules distinguish between the disclosure by the members of the board of directors and senior management to the issuer and the subsequent notification by the issuer to the SWX. To the extent the value of the transactions concluded by an individual during a given calendar month collectively exceed CHF 100,000, the issuer has an obligation to notify the SWX of these transactions within two trading days. If all transactions concluded by an individual during a given calendar month do not collectively exceed CHF 100,000, the issuer must fulfill its obligation to notify by means of an overall notification sorted by transaction per individual and submitted to the SWX no later than four trading days following the end of the given calendar month. Management transactions that, in total, do not exceed the threshold of CHF 100,000 per person are not published by the SWX. If the threshold of CHF 100,000 per person is exceeded during a calendar month, the SWX publishes the person's function (executive or non-executive member of the board of directors or member of senior management) but not his or her name. The publication is made on the SWX website on the same trading day as notification is received from an issuer and is accessible by a remote access mechanism for a period of one year.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on the former Republic of Yugoslavia, the Republic of Iraq, Liberia, Ivory Coast, Sudan, Democratic Republic of Congo, Myanmar (Burma), Zimbabwe, Belarus, persons and organizations with connections to Osama bin Laden, the "Al-Qaeda" group or the Taliban, and certain persons in connection with the assassination of Rafik Hariri, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Shares.

OFFERING AND SALE

This Offering consists of 40,000,000 Offered Shares in Petroplus Holdings AG. In addition, the Managers have been granted an over-allotment option to subscribe for up to 6,000,000 Additional Shares to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. All of the Shares are validly issued and fully paid-up registered Shares with a nominal value of CHF 9.18. The Offered Shares represent 69% of the Shares in issue at the Closing Date (without giving effect to any exercise of the over-allotment option).

Under the terms and subject to the conditions contained in a subscription and purchase agreement to be entered into between the Petroplus Holdings AG, the selling shareholder and the Managers (the "**Underwriting Agreement**"), the Managers will undertake, severally but not jointly, to purchase the New Shares and the Existing Shares at the Offer Price. Each Manager will purchase the number of Offered Shares set forth opposite its name in the table below:

Name	Percentage of Offered Shares	Number of Offered Shares
Credit Suisse[1]	31.5%	12,600,000
Morgan Stanley Bank AG	31.5%	12,600,000
UBS Investment Bank[2]	31.5%	12,600,000
Natexis	3.5%	1,400,000
Bank Vontobel AG	2.0%	800,000
Total Offered Shares	**100%**	**40,000,000**

(1) Together with its affiliate Credit Suisse International.

(2) Together with its affiliate UBS Limited.

Pursuant to the Underwriting Agreement, we and the selling shareholders have granted to the Managers an option exercisable within 30 days after the first day of trading, to subscribe for up to 6,000,000 Additional Shares, at the Offer Price, to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. If the over-allotment option is exercised, the Managers have agreed severally but not jointly, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Offered Shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of Offered Shares.

The Managers propose to resell the Offered Shares and any such Additional Shares at the Offer Price by way of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside of the United States will be made in reliance on Regulation S. Shareholders, investors and depository banks should advise themselves of applicable laws and regulations. See also "Notice to Investors in the United States" and "—Transfer and Offering Restrictions".

The Underwriting Agreement provides that the Joint Bookrunners on behalf of the Managers will procure purchasers for, or if unsuccessful in procuring purchasers, will severally purchase the Offered Shares from Petroplus Holdings AG and the selling shareholder at the Offer Price, less commissions. Petroplus Holdings AG and the selling shareholder have agreed to pay commissions, which may be deducted from the proceeds of the Offering. Petroplus Holdings AG and the selling shareholder have also agreed to pay any taxes and duties (in particular the Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*)) relating to the sale and delivery of the Offered Shares or Additional Shares to the Managers or the sale and delivery by the Managers of such Shares to the initial purchasers thereof as contemplated in the Underwriting Agreement.

Petroplus Holdings AG has agreed to pay, among other expenses, the costs associated with the publication and distribution of the offering circular; certain legal expenses of Petroplus Holdings AG; costs of the accountants and other advisors retained by Petroplus Holdings AG; costs associated with the delivery of the Offered Shares and any Additional Shares; and all fees and expenses incurred in connection with the listing of the Shares on the SWX.

The Underwriting Agreement further provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

As more fully set out in the Underwriting Agreement, we and the selling shareholder have made certain representations and warranties and have agreed to indemnify the Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws, or to contribute to payments that the Managers may be required to make because of any of those liabilities.

Other Relationships

The Managers and certain of their affiliates have performed services for, or have a banking relationship with, us in the ordinary course of their business, including with respect to certain credit facilities that we have entered into and in connection with the distribution of certain of our products.

Lock-up Agreements with the Joint Bookrunners and the Managers

We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to our stock option plan and shares issued upon the exercise of options granted pursuant to such stock option plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager's spouse), (2) a trust, the beneficiaries of which are the Senior Manager and/or members of such person's immediate family or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization); provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after completion date of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in

clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Stabilization

In connection with the Offering, Morgan Stanley Bank AG, as Stabilization Manager, or persons acting on behalf of the Stabilization Manager, may, on behalf of the Managers, over-allot and effect transactions with respect to the Shares with a view to stabilizing or maintaining the market price of the Shares at a level higher than that which might otherwise prevail. Such transactions may be effected on the SWX, in the over-the-counter market or otherwise. However, there is no assurance that the Stabilization Manager, or persons acting on behalf of the Stabilization Manager, will undertake any such stabilization activities. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Other than as required by law, the Stabilization Manager does not intend to disclose the extent of any over-allotment and/or stabilization transactions in connection with the Offering or the amount of any long or short positions.

Offer Price

The Offer Price range is CHF 55 to CHF 68 per Offered Share, and the Offer Price will be determined by us, the selling shareholder and the Joint Bookrunners following an institutional bookbuilding procedure on the basis of demand for the Offered Shares during the bookbuilding period and general market conditions. Prior to the Offering, there has been no public market in the Shares and no assurances can be given that an active trading market will develop or that the Shares will trade at or above the Offer Price. The Offer Price is expected to be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85) and to be published via electronic information services on or about November 29, 2006.

Bookbuilding Period

The bookbuilding period will commence on November 13, 2006 and end on November 29, 2006, 12:00 noon. (Swiss time). We, together with the Managers, reserve the right to extend or shorten the bookbuilding period or terminate the Offering at any time and for any reason. The Managers will severally offer the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part.

Share Capital After the Offering

Immediately following completion of the Offering, Petroplus Holdings AG's nominal issued share capital will be up to CHF 535,529,988 (or CHF 560,315,988 if the over-allotment option is exercised in full), divided into up to 58,336,600 (or 61,036,600 if the over-allotment option is exercised in full) fully paid-up registered Shares with a nominal value of CHF 9.18 each.

The Offered Shares represent 69% of Petroplus Holdings AG total issued and outstanding share capital (75% if the over-allotment option is exercised in full).

Listing Agent

In accordance with Article 50 of the SWX Listing Rules, Credit Suisse being recognized as an expert by the Admission Board of the SWX, has filed on behalf of Petroplus Holdings AG, an application for the listing of the Shares on the SWX.

Listing, Trading and Clearing Codes

In connection with the Offering, application has been made by Credit Suisse, on behalf of Petroplus Holdings AG, to list all our Shares in issue after the Offering, together with our conditional capital amount of CHF 230,191,254, on the main segment of the SWX. It is expected that the Shares will be listed, and that trading in them will commence, on or about November 30, 2006.

The Shares will be listed under the Swiss Security number (*Valorennummer*) 2 775 224 at the SWX. The ISIN is CH0027752242. The SWX ticker symbol will be PPHN and the common code will be 027460194.

Closing

Delivery of the Offered Shares against payment of the Offer Price is expected to occur on or about December 5, 2006, or on such other date as Petroplus Holdings AG, the selling shareholder and the Joint Bookrunners may agree in writing. The Underwriting Agreement provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

Form of Shares

Pursuant to the articles of association as at the day of the Offering, the Offered Shares will not be issued in certificated form but will be delivered in book-entry form only, into collective custody at SIS. Shareholders do not have the right to ask for printing or delivery of share certificates, but registered shareholders may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding (*aufgehobener Titeldruck*). See "Additional Information".

Voting Rights

Each Share carries one vote. See "Description of Share Capital and Shares—Description of the Shares".

Dividends

The Shares will be entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". We cannot offer any assurance that a distributable net profit will actually be available in future fiscal years and/or in what amount any dividends may be paid out.

Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax".

Amendments and Changes

Any notices containing amendments or changes to the terms of the Offering or the offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85) and announced through electronic media in Switzerland and are expected to be published in a German-language and a French-language newspaper in Switzerland.

Authorizations

This offering circular and the participation of Petroplus Holdings AG in the Offering, as well as the listing of the Shares on the SWX, were approved by the board of directors on November 8, 2006.

Transfer and Offering Restrictions

Prospective investors in the Shares offered hereby must familiarize themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of such Shares.

United States

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold pledged or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, each Manager has acknowledged and agreed that it will not offer or sell the Offered Shares in this Offering within the United States, except to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act. Transfers of the Offered Shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Important Information About the Offering".

Australia

This offering circular has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange, and is not a disclosure document for the purposes of Australian law. This offering circular (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of Offered Shares in Australia (including an offer or invitation received by a person in Australia) and no Offered Shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D. 2 or Division 2 of Part 7.9 of the Corporations Act 2001 (Cth). Restrictions on the resale of the Shares in Australia may also apply under Australia's Corporations Act and, as such, professional advice should be obtained in such a situation.

Japan

The Offered Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, (the "**SEL**") and, accordingly, each Manager has undertaken that it has not offered or sold, or will not offer or sell, any Offered Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, or to others for reoffering or resale directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, except under circumstances which will result in the compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "**Japanese Person**" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offers of the Offered Shares to the public" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to the other selling restrictions set out below.

United Kingdom

Each Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Petroplus Holdings AG; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Offered Shares that has been approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers*; no Offered Shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the Offered Shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (*investisseurs qualifiés*) and/or a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the *Code monétaire et financier*. The direct or indirect distribution to the public in France of any so acquired Offered Shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the *Code monétaire et financier* and applicable regulations thereunder.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the Offered Shares and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*) (the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, the Offered Shares may not and will not be offered, sold or delivered, nor may or will copies of the offering circular or any other documents relating to the Offered Shares be distributed in Italy, except (i) to professional investors (*operatoriqualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "**Regulation No. 11522**"), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Offered Shares or distribution of copies of the offering circular or any other document relating to the Offered Shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Offered Shares in the Offering is solely responsible for ensuring that any offer or resale of the Offered Shares it purchased in the Offering occurs in compliance with applicable laws and regulations.

The offering circular and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading "—European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Spain

The offer of Offered Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Offered Shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

United Arab Emirates

This offering circular is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (the "**UAE**"). The Offered Shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other UAE exchange.

The Offered Shares have not been approved by the UAE Central Bank or any other relevant licensing authorities in the United Arab Emirates, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. This offering circular is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The Offered Shares may not be offered or sold directly or indirectly to the public in the UAE.

Bahrain

This offering circular has not been reviewed by the Bahrain Monetary Agency ("**BMA**"). This offering circular may not be circulated within the Kingdom of Bahrain nor may any of the Offered Shares be offered for subscription or sold, directly or indirectly, nor may any invitation or offer to subscribe for any Offered Shares be made to persons in the Kingdom of Bahrain. The BMA is not responsible for our performance.

Canada

This document is not, and under no circumstances is it to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offense.

Representations and Agreements by Purchasers

The Offering is being made in Canada only in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Prince Edward Island, New Brunswick, Nova Scotia and Newfoundland & Labrador (the "**Canadian Jurisdictions**") by way of a private placement of Offered Shares. The Offering in the Canadian Jurisdictions is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada. Each Canadian investor who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that: (1) the offer and sale was made exclusively through this document and was not made through an advertisement of the Offered Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has read and understood the terms referred to below under "—Canadian Resale Restrictions"; (3) where required by law, such investor is, or is deemed to be, acquiring the Offered Shares as principal for its own account in accordance with the laws of the

Canadian Jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the Offered Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of an investor resident in a province or territory other than Ontario and Newfoundland & Labrador, without the Manager having to be registered; (ii) in the case of an investor resident in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia or Prince Edward Island such investor is an "accredited investor" as defined in section 1.1 of National Instrument 45-106—Prospectus and Registration Exemptions ("**NI 45-106**"); (iii) in the case of an investor resident in Ontario or Newfoundland & Labrador, such investor, or any ultimate investor for which such investor is acting as agent (a) is an "accredited investor", other than an individual, as defined in NI 45-106 and is a person to which a dealer registered as an international dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario) (the "**OSA**") or section 86 of the Regulation under the Securities Act (Newfoundland & Labrador) (the "**NLSA**") may sell the Offered Shares or (b) is an "accredited investor", including an individual, as defined in NI 45-106 who is purchasing the Offered Shares from a fully registered dealer within the meaning of section 204 of the Regulation to the OSA or section 169 of the Regulation under the NLSA; and (5) such investor, if not an individual or an investment fund, has a pre-existing purpose and was not established solely or primarily for the purpose of acquiring the Offered Shares in reliance on an exemption from applicable prospectus requirements in the Canadian Jurisdictions.

Each resident of Ontario who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that such investor: (a) has been notified by Petroplus Holdings AG (i) that Petroplus Holdings AG is required to provide information ("**personal information**") pertaining to the investor as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any Offered Shares purchased), which Form 45-106F1 is required to be filed by Petroplus Holdings AG under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the "**OSC**") in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) that the public official in Ontario who can answer questions about the OSC's indirect collection of such personal information is the Administration Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, telephone: +1 (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Further, the investor acknowledges that its name, address, telephone number and other specified information, including the number of Offered Shares it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. Each resident of a Canadian Jurisdiction other than Ontario who purchases the Offered Shares hereby acknowledges to Petroplus Holdings AG and the Managers that its name and other specific information, including the number of Offered Shares it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the Offered Shares, each Canadian investor consents to the disclosure of such information.

Selling Restrictions

Each Manager has agreed that (a) no prospectus has been issued or will be issued in respect of the Offered Shares for distribution to the public under applicable Canadian securities laws, and (b) the Offered Shares may not be offered or sold, directly or indirectly, in Canada except with the consent of the Managers and in compliance with applicable Canadian securities laws and accordingly, any sales of Offered Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Language of Document

Each purchaser of Offered Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offered Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offered Shares in the Canadian Jurisdictions is being made on a private placement basis. Accordingly, any resale of the Offered Shares must be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offered Shares are advised to seek legal advice prior to any resale of Offered Shares.

Petroplus Holdings AG is not, and may never be, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Offered Shares will be offered and there currently is no public market for any of the securities of Petroplus Holdings AG in Canada, including the Offered Shares, and one may never develop. Under no circumstances will Petroplus Holdings AG be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory of Canada. Canadian investors are advised that Petroplus Holdings AG currently has no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory in Canada.

Rights of Action for Damages or Rescission

Securities legislation in some of the Canadian Jurisdictions provides some purchasers, in addition to any other rights they may have at law, with a remedy for rescission or damages or both where an offering memorandum and any amendment to it and, in some cases, advertising and sales literature used in connection therewith, contains a misrepresentation. Those remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation. ***Prospective purchasers should refer to the applicable provisions of the relevant securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights may be available to them.*** The enforceability of these rights may be limited as described below under "—Enforcement of Legal Rights".

The rights of action discussed below will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant Manager of the purchase price for the Offered Shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian Jurisdictions under local provincial securities laws.

Rights for Purchasers in Ontario

Securities legislation in Ontario provides investors in Offered Shares pursuant to this offering circular with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this offering circular or any amendment to it, contains a "Misrepresentation". Where used herein, "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation.

Section 130.1 of the OSA provides that every purchaser of securities pursuant to an offering memorandum (such as this offering circular) shall have a statutory right of action for damages or rescission against the issuer in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of

distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer provided that:

(a) if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer;

(b) the issuer will not be liable if it proves that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c) the issuer will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d) in no case shall the amount recoverable exceed the price at which the securities were offered.

Subject to the paragraph below, all or any one or more of the issuer and any selling securityholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a Misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the Misrepresentation was not based on information provided by the issuer, unless the Misrepresentation (a) was based on information that was previously publicly disclosed by the issuer, (b) was a Misrepresentation at the time of its previous public disclosure and (c) was not subsequently publicly corrected or superseded by the issuer prior to the completion of the distribution of the securities.

Section 138 of the OSA provides that no action shall be commenced to enforce these rights more than:

(a) in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b) in the case of an action for damages, the earlier of:

  (i) 180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

  (ii) three years from the day of the transaction that gave rise to the cause of action.

The rights referred to in section 130.1 of the OSA do not apply in respect of an offering memorandum (such as this offering circular) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus requirement in section 2.3 of NI 45-106 (the "**accredited investor exemption**") if the prospective purchaser is:

(a) a Canadian financial institution (as defined in NI 45-106) or a Schedule III bank,

(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada), or

(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

The foregoing summary is subject to the express provisions of the OSA and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which Petroplus Holdings AG and the selling shareholder may rely.

Rights for Purchasers in New Brunswick

Pursuant to section 150 of the Securities Act (New Brunswick), if an offering memorandum (such as this offering circular), together with any amendment thereto or any information relating to the offer, delivered to a New Brunswick purchaser in connection with a distribution of securities, contains a misrepresentation and it was a misrepresentation at the time of purchase, the purchaser will be deemed

to have relied upon the misrepresentation and will, as provided below, have a right of action against the issuer and any selling securityholders for damages, or for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that among other limitations:

(a) no person is liable in an action for damages or rescission, if the person proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, the defendant is not liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied on;

(c) the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the misrepresentation was not based on information provided by the issuer unless the misrepresentation (i) was based on information that was previously publicly disclosed by the issuer, (ii) was a misrepresentation at the time of its previous public disclosure, and (iii) was not subsequently publicly corrected or superseded by the issuer before the completion of the distribution of the securities being distributed; and

(d) in no case shall the amount recoverable under these rights of action exceed the price at which the securities were offered.

In case of an action for rescission, no action shall be commenced more than 180 days after the date of the transaction that gave rise to the cause of action and in the case of any action, other than an action for rescission, no action shall be commenced more than the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (b) six years after the date of the transaction that gave rise to the cause of action.

Rights for Purchasers in Nova Scotia

In the event that an offering memorandum (such as this offering circular), together with any amendments thereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) is delivered to a Nova Scotia purchaser and contains a misrepresentation, the purchaser will be deemed to have relied upon such misrepresentation, if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the seller and every director of the seller at the date of the offering memorandum or, alternatively, a right of rescission against the seller (in which case the purchaser shall have no right of action for damages) against the seller and the directors of the seller at the date of the offering memorandum, provided that, among other limitations:

(a) no person or company will be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable exceed the price at which the securities were offered. In addition, no person or company (other than a seller if the seller is also the issuer) will be liable if such person or company proves that: (i) the offering memorandum or the amendment to the offering memorandum was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent, (ii) after delivery of the offering memorandum or the amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum, or amendment to the offering memorandum, the person or company withdrew the person's or company consent to the offering memorandum, or amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it, or (iii) with respect to any part of the offering memorandum or amendment to the offering memorandum purporting (A) to be made on the authority of an expert, or (B) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (1) there had been a misrepresentation,

or (2) the relevant part of the offering memorandum or amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement or the expert.

Furthermore, no person or company (other than the seller if the seller is also the issuer) will be liable under section 138 of the Securities Act (Nova Scotia) with respect to any part of the offering memorandum or amendment to the offering memorandum not purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (A) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation, or (B) believed that there had been a misrepresentation. If a misrepresentation is contained in a record incorporated by reference in, or deemed incorporated into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or amendment to the offering memorandum.

No action may be commenced to enforce the right of action as described above more than 120 days after the date on which payment was made for the securities or after the date on which the initial payment for the securities was made where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

Rights for Purchasers in Saskatchewan

Section 138 of The Securities Act, 1988 (Saskatchewan), as amended (the "**Saskatchewan Act**") provides that where an offering memorandum (such as this offering circular) or any amendment to it is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by the offering memorandum or any amendment to it is deemed to have relied upon that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for rescission against the issuer or a selling security holder on whose behalf the distribution is made or has a right of action for damages against:

(a) the issuer or a selling security holder on whose behalf the distribution is made;

(b) every promoter and director of the issuer or the selling security holder, as the case may be, at the time the offering memorandum or any amendment to it was sent or delivered;

(c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d) every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering memorandum or the amendment to the offering memorandum; and

(e) every person who or company that sells securities on behalf of the issuer or selling security holder under the offering memorandum or amendment to the offering memorandum.

Such rights of rescission and damages are subject to certain limitations including the following:

(a) if the purchaser elects to exercise its right of rescission against the issuer or selling security holder, it shall have no right of action for damages against that party;

(b) in an action for damages, a defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

(c) no person or company, other than the issuer or a selling security holder, will be liable for any part of the offering memorandum or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

(d) in no case shall the amount recoverable exceed the price at which the securities were offered; and

(c) no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than the issuer or selling security holder, will be liable if the person or company proves that (a) the offering memorandum or any amendment to it was sent or delivered without the person's or company's knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered or (b) with respect to any part of the offering memorandum or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering memorandum or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering memorandum or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than (a) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of any other action, other than an action for rescission, the earlier of: (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or (ii) six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of the Saskatchewan Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person who or company that is selling the securities, indicating the purchaser's intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of Petroplus Holdings AG and the selling shareholder, as well as any experts named herein, may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon Petroplus Holdings AG, the selling shareholder or such experts. All or a substantial portion of the assets of Petroplus Holdings AG, the selling shareholder and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Petroplus Holdings AG, the selling shareholder or such experts in Canada or to enforce a judgment obtained in Canadian courts against Petroplus Holdings AG, the selling shareholder or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Offered Shares. Prospective purchasers of Offered Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offered Shares for investment by purchasers under relevant Canadian legislation.

CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Shares based on the tax laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions of Switzerland and the United States in effect on the date of this offering circular. Tax consequences are subject to changes in Swiss or U.S. law (or subject to changes in interpretations of such laws), including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland and the United States. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Shares. Investors are advised to consult their own tax advisors as to Swiss, U.S. or other tax consequences of the acquisition, ownership and disposition of Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of Shares in light of the holder's particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of Shares.

Withholding Tax

Any dividends and similar distributions of profit and reserves made by Petroplus Holdings AG in respect of the Shares, including stock dividends and the distribution of any liquidation proceeds in excess of the nominal value of the Shares are subject to Swiss Federal Withholding Tax (*Verrechnungssteuer, impôt anticipé*) (**"Withholding Tax"**), imposed on the gross amount at the current rate of 35%. Thus, Petroplus Holdings AG may only pay out 65% of the gross amount of any dividends to the shareholder. A portion equal to 35% of the gross amount of such dividends must be paid to the Swiss Federal Tax Administration. The redemption of Shares by Petroplus Holdings AG may under certain circumstances (in particular, if the Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Withholding Tax purposes with the effect that Withholding Tax at the current rate of 35% is due on the difference between the redemption price and nominal value of the redeemed Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Shares are entitled to full subsequent relief of the Withholding Tax, either through a tax refund or through credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance. The same holds true for foreign resident investors who hold Shares through a permanent establishment or a fixed place of business situated in Switzerland, as defined for tax purposes. Other non-Swiss resident beneficiaries of dividends and similar distributions in respect of Shares may be entitled to a partial or full refund of the Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence (**"Tax Treaty"**).

The non-Swiss resident recipient of a taxable distribution may be entitled to a full or partial refund of the Withholding Tax, if the country in which the non-Swiss resident resides for tax purposes has entered into a Tax Treaty with Switzerland and the further conditions of such treaty are met. Non-Swiss resident holders should be aware that the procedures for claiming Tax Treaty refunds (and the time frame required for obtaining a refund) might differ from country to country. Non-Swiss resident holders should consult their own tax advisor regarding the tax consequences of the receipt, ownership, purchase, sale or other dispositions of the Shares and the procedure for claiming a refund of the Withholding Tax. If the non-Swiss resident holder holds the Shares through a permanent establishment

or fixed place of business situated in Switzerland, the entitlement to refunds of the Withholding Tax is governed by Swiss domestic law.

As of June 30, 2006, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Greece	Macedonia	Slovenia
Argentina*	Hungary	Malaysia	South Africa
Australia	Iceland	Mexico	South Korea
Austria	India	Moldova	Spain
Belarus	Indonesia	Mongolia	Sri Lanka
Belgium	Iran	Morocco	Sweden
Bulgaria	Ireland	Netherlands	Thailand
Canada	Israel	New Zealand	Trinidad and Tobago
China	Italy	Norway	Tunisia
Croatia	Ivory Coast	Pakistan	Ukraine
Czech Republic	Jamaica	Philippines	United Kingdom
Denmark	Japan	Poland	United States
Ecuador	Kazakhstan	Portugal	Uzbekistan
Egypt	Kuwait	Romania	Venezuela
Estonia	Kyrgyzstan	Russia	Vietnam
Finland	Latvia	Serbia and Montenegro	
France	Lithuania	Singapore	
Germany	Luxembourg	Slovakia	

* Not in force but provisionally applied by the Federal Tax Administration since January 1, 2001

In addition, negotiations have been completed for new bilateral treaties with Armenia, Algeria, Azerbaijan, Bangladesh, Georgia and Zimbabwe.

Income and Profit Tax

Income Tax for Individuals: An individual who is a Swiss resident for tax purposes, or a non-Swiss resident holding Shares as part of a permanent establishment or a fixed place of business situated in Switzerland, receiving dividends and similar distributions (including liquidation proceeds and stock dividends) from Petroplus Holdings AG, has to include these distributions in his or her personal tax return and owes income taxes on the corresponding amounts.

Profit Tax for Legal Entities: Legal entities resident in Switzerland or non-Swiss resident entities holding Shares as part of a Swiss permanent establishment are required to include all taxable distributions received on the Shares in their profit and loss statement relevant for profit tax purposes; the taxable distribution is generally subject to profit taxes. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief with respect to distributions (*Beteiligungsabzug*), provided such Shares represent at the time of the distribution or at the closing date of the relevant financial statements at least 20% of the share capital or a fair market value of at least CHF 2 million.

A holder of Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions in respect of the Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident.

Net Worth and Capital Taxes

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a permanent establishment or fixed place of business situated in Switzerland, is required to include his or her Shares in his or her wealth that is subject to cantonal and communal net worth tax. No net worth tax is levied at the federal level.

Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital

tax is levied on the basis of the net equity of the legal entities. Usually, the acquisition of Shares should not influence the equity of a legal entity and should therefore have only limited influence on its capital tax charge. However, the acquisition of Shares may change the basis for international or intercantonal allocation of the taxable equity of the legal entity. No capital tax is levied at the federal level.

Taxes on Capital Gains upon Disposal of Shares

Individuals: Individuals who are resident in Switzerland for tax purposes and hold Shares as part of his or her private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, Share sale proceeds of a private individual may be recharacterized into taxable dividend income. Upon repurchase of Shares by Petroplus Holdings AG, the portion of the repurchase price in excess of the nominal amount may under certain circumstances not be classified as tax-exempt capital gain but as taxable income. Capital gains realized by an individual on Shares that are held as part of its business assets are subject to income taxation and social security contributions.

Legal Entities: Capital gains realized by legal entities resident in Switzerland for tax purposes or foreign legal entities holding Shares as part of a Swiss permanent establishment are generally subject to ordinary income or profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of Shares (*Beteiligungsabzug*), provided such Shares represent at the time of disposal at least 20% of the share capital and were held for at least one year.

Non-resident Individuals and Legal Entities: Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realized upon the disposal of the Shares.

Gift and Inheritance Taxes

The transfer of Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the deceased or the donator was resident for tax purposes in a canton levying such taxes.

Stamp Duty on Issuance of Shares

The issuance of shares is subject to Federal Issuance Stamp Duty (*Emissionsabgabe*) at a current rate of 1% of the issuance price of the shares net of certain costs incurred in connection with an offering.

Stamp Duty for Securities Dealing

The transfer of new Shares to the initial purchasers at the Offer Price is not subject to Swiss Federal Securities Transfer Stamp Tax. The transfer of existing Shares in the manner contemplated in this offering circular and any Share transfers after the Offering may be subject to a Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*) at a current rate of up to 0.15%, as well as the SWX turnover fee of currently up to 0.02% (including the Federal Banking Commission surcharge), both calculated on the purchase price or the sale proceeds, respectively, if such transfer occurs through or with a Swiss bank or another Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. The selling shareholder will bear any Swiss Federal Securities Transfer Stamp Tax becoming due upon the sale and delivery of the Existing Shares to the Managers or the sale and delivery by the Manager of such Shares to the initial purchasers thereof, as contemplated in the Underwriting Agreement.

The sale of Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss Federal Securities Transfer Stamp Tax if (i) such non-Swiss bank or securities dealer is a member of the SWX Swiss Exchange, and (ii) the sale takes place on the SWX Swiss Exchange. The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss Federal supervisory authorities are exempt from their portion of the Swiss Federal Securities Transfer Stamp Tax: investment funds, social security institutions, pension funds, life insurance companies and certain non-Swiss quoted companies and their non-Swiss

consolidated group companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds are also exempt from the Swiss Federal Securities Transfer Stamp Tax.

U.S. Federal Income Taxation

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion addresses only U.S. Holders (as defined below) that purchase Offer Shares in the Offering at the original Offering Price, hold Shares as capital assets and use the U.S. dollar as their functional currency. The discussion is a general summary and does not describe all tax considerations that may be relevant to a particular holder. It is not a substitute for tax advice. The discussion does not describe all U.S. federal income tax considerations that may be relevant to the acquisition, ownership or disposition of Shares by particular investors, and does not address U.S. state or local taxes, foreign taxes or U.S. federal taxes other than income tax. In particular, this summary does not address the tax treatment of particular purchasers, some of which are subject to special rules, such as banks, insurance companies, financial institutions, securities dealers, traders in securities that elect to mark to market, tax-exempt entities, individual retirement accounts and other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. expatriates, purchasers that own (or are deemed to own) 10% or more of the voting stock of Petroplus Holdings AG, purchasers liable for the alternative minimum tax and purchasers that will hold the Shares as part of a hedge, straddle, conversion, or other integrated or constructive sale transaction. This discussion does not address U.S. Holders that will hold Shares as part of the business property of a permanent establishment located outside the United States. Petroplus Holdings AG believes, and this discussion assumes, that it is not and will not become a passive foreign investment company ("PFIC").

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a U.S. citizen or resident alien, (ii) a corporation (or other business entity taxable as a corporation) created in or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court.

The U.S. federal income tax treatment of a partner in a partnership purchasing, owning and disposing of Shares will generally depend on the status of the partner and the activities of the partnership. A prospective purchaser that is a partnership and its partners should consult their tax advisors concerning the U.S. federal income tax consequences to partners in such partnership of the acquisition, ownership and disposition of Shares by the partnership.

Dividends

Subject to the PFIC rules described below, a U.S. Holder generally must include dividends (including the amount of Swiss tax withheld) on the Shares (other than certain pro rata distributions of Shares to all shareholders) in their gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

Provided that Petroplus Holdings AG is not a PFIC in the year of distribution or in the immediately preceding taxable year and is eligible for benefits under the income tax treaty between the United States and Switzerland (**"US-Switzerland Treaty"**), dividends should qualify for the reduced rate available to non-corporate U.S. Holders that meet certain eligibility requirements (including holding period) on qualified dividend income received in taxable years beginning before January 1, 2011. Dividends paid in Swiss francs will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Swiss francs at the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a

subsequent conversion of Swiss francs into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the US-Switzerland Treaty may claim a reduced 15% rate of Swiss withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility for reduction of Swiss withholding tax. Subject to generally applicable limitations, a U.S. Holder may claim a deduction or a foreign tax credit for Swiss tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Disposition

Subject to the PFIC rules described below, a U.S. Holder will recognize capital gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the Shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of Shares will realize an amount equal to the U.S. dollar value of the currency received on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any gain or loss on a subsequent conversion of the currency into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become, a PFIC. A foreign corporation will be a PFIC in any taxable year when, taking into account the income and assets of certain 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. PFIC status is determined annually and depends upon the composition of a company's income and assets, its activities and the market value of its assets from time to time. The valuation of Petroplus Holdings AG's assets will depend, in part, on the market value of its shares, which will vary. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year.

If Petroplus Holdings AG were a PFIC in any year when a U.S. Holder owns its Shares, the U.S. Holder would be subject to additional taxes on any excess distributions received from Petroplus Holdings AG and any gain realized from the sale or other disposition of its Shares (regardless of whether Petroplus Holdings AG continues to be a PFIC). A U.S. Holder would have an excess distribution to the extent that distributions on the Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over a U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before Petroplus Holdings AG became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. In addition, if Petroplus Holdings AG were a PFIC, U.S. Holders could not treat dividends received as qualified dividend income taxable at a reduced rate and all U.S. Holders could be subject to additional tax.

If Petroplus Holdings AG were a PFIC, a U.S. Holder might be able to avoid some of the tax consequences described above by electing to mark the Shares to market annually. Any gain from marking the Shares to market or from disposing of them is ordinary income. A U.S. Holder can recognize loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss recognized from marking the Shares to market is ordinary, but loss on disposing of them is capital loss except to the extent of unreversed gains. A U.S. Holder can elect to mark the Shares to market only if the Shares are marketable stock. The Shares will be marketable stock if they are traded (other than in de minimis quantities) on a qualified exchange for at least 15 days during each calendar quarter. The *Hauptsegment* of the Swiss Exchange should be a qualified exchange if, among other things, it maintains trading volumes, financial disclosure and other requirements designed to prevent fraud and protect investors. Each U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable.

If Petroplus Holdings AG were a PFIC, a U.S. Holder could not avoid the tax consequences just described by electing to treat Petroplus Holdings AG as a qualified electing fund ("QEF"), because Petroplus Holdings AG will not prepare the information that a U.S. Holder would need to make a QEF election.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of the Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

ADDITIONAL INFORMATION

Clearing Codes

The Swiss Security Number (*Valorennummer*) of the Shares is 2 775 224. The ISIN is CH0027752242. The Common Code is 027460194. The SWX ticker symbol will be PPHN.

Documents Available for Inspection

This offering circular and our articles of association are available for inspection during regular business hours at Petroplus Holdings AG's headquarters in Zug, Switzerland.

Auditors

Ernst & Young Ltd, Zurich, were appointed as auditors of Petroplus Holdings AG on August 22, 2006.

Paying Agent

As long as the Shares are listed on the SWX, Petroplus Holdings AG will maintain a principal paying agent (*Hauptzahlstelle*) in Switzerland. The principal paying agent for the Shares in Switzerland is Credit Suisse.

Notices

Pursuant to Petroplus Holdings AG's articles of association, its shareholder notices shall be made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties shall be made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which notices are published. Notices required under the SWX Listing Rules will be published in two Swiss newspapers with national circulation, with one such newspaper in German and the other in French.

Budgeted Capital Expenditures

The following table shows the geographical distribution of our budgeted acquisition and capital expenditures for the periods indicated:

	Six Months Ended December 31, 2006	Year Ended December 31, 2007
	($ million)	
Switzerland	$10	$ 22
Other	42	124
Total	$52	$146

You can find additional information about our budgeted acquisition and capital expenditures in "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Outlook—Budgeted Capital Expenditures".

Geographical Information

You can find information about our revenues by geographic market area in Note 28 to the Petroplus (Core Entities) Combined Financial Information for 2005 and Note 9 to the EPH Consolidated Financial Statements for 2005.

Shareholders' Meeting to be Held on the Pricing Day

Petroplus Holdings AG intends to hold an extraordinary shareholders' meetings on the day the Offering is priced with the following items on the agenda:

- Ordinary capital increase in an amount of up to CHF 165,240,000 through the issuance of up to 18,000,000 fully paid-up registered shares with a nominal value of CHF 9.18 each;

- creation of authorized and additional share capital each in the maximum amount of CHF 185,144,994 whereby the maximum amount of the authorized capital will be automatically reduced by the number of shares issued under conditional capital and vice versa, see "Description of Share Capital and Shares—Authorized Share Capital" and "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital");
- Increase of the conditional capital for the issuance shares to directors, employees and consultants from CHF 44,434,798.56 to CHF 45,046,260 (for further information, see "Description of Share Capital and Shares—Conditional Share Capital").
- amendment of the articles of association to completely abolish the possibility of printing and delivery of certificates for registered shares (*Namenaktien mit aufgehobenem Titeldruck*), instead of registered shares (*Namenaktien mit aufgeschobenem Titeldruck*); and
- election of Maria Livanos Cattaui, Eija Malmivirta and Peter Backhouse, Patrick Monteiro de Barros, Markus Dennler, Walter Gruebler, Paddy Powers and Baran Tekkoa as new members of the board of directors replacing Pierre F. Lapeyre, David M. Leuschen and Ian Forsyth and determine the term of office for all members of the board of directors.

You can find additional information about these resolutions in "Board of Directors, Senior Management and Employees" and "Description of Share Capital and Shares".

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this offering circular.

"API gravity"	The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as: $\frac{141.5}{\text{Gravity of specific crude oil at } 15.6°C} - 131.5$ Thus, the higher the API gravity is, the lighter is the crude oil.
"ARA"	Antwerp-Rotterdam-Amsterdam.
"Atmospheric distillation"	The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.
"Barrel" or "bbl"	Barrel of crude oil, 159 liters by volume.
"Biodiesel".....................	Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.
"Biofuel"	Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, rapeseed and soya.
"Bitumen"	The low-value residual product of crude-oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.
"Bonny Light"	Nigerian crude oil with API gravity of 36° and sulfur content of 0.2%.
"bpd"	Barrels per day.
"Brass River"..................	West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.
"Brent"	A light North Sea crude oil with approximately 38 API and a sulfur content of 0.4%.
"c.i.f."	Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.
"CO_2"	Carbon dioxide, a significant greenhouse gas.
"Complexity"	A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.
"Condensates"	Natural gas liquids used as feedstocks in oil refining.
"CPC Blend"	Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.

"Cracking"	The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of saturated hydrocarbons suitable for gasoline and other light fractions to be recovered from crude oil.
"Crack Spread"	A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.
"Dated Brent"	The price for prompt shipments of Brent crude as reported by price agencies. It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.
"Desulfurization" or "Hydrotreating".	A process to remove sulfur from petroleum products.
"Distillates"	Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil and jet kerosene but exclude gasoline and naphthas.
"ETBE"......................	Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.
"European Union"	Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom
"Feedstocks"	Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.
"Fluid catalytic cracking" or "FCC". .	The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.
"f.o.b."......................	Free on board. A delivery term denoting that the seller is responsible for delivery goods on board a ship or other conveyance for carriage to the consignee at a specified loading port as defined in the ICC Incoterms 2000.
"Gasoil"	A liquid petroleum product with a boiling range temperature of 200°-370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The type of gasoil suitable for use in oil-fired heating plants and boilers is called heating oil, while the type suitable for internal combustion engines is called diesel.

"Gasoline" .... A light liquid petroleum product that is typically used as a fuel for internal combustion engines.

"GWh" .... Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.

"Heating oil" .... A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.

"Heavy fuel oil" .... Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.

"Heavy sour" .... Crude oils with a sulfur content greater than 2.0% and density greater than 30%.

"Heavy sweet" .... Crude oils with a sulfur content of less than 0.5% and density of greater than 30%.

"Hectare" .... 10,000 square meters.

"Hydrocracking" .... The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.

"ICC Incoterms 2000" .... Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.

"ISO" .... The International Organization for Standardization.

"ISO 9001" .... An international standard established by the ISO to certify quality management systems.

"ISO 14001" .... An international standard established by the ISO to certify environmental management systems.

"Light sour" .... Crude oils with a sulfur content between 0.5% and 1.0% and density less than 30%.

"Light sweet" .... Crude oils with a sulfur content of less than 0.5% and density greater than 30%.

"LPG" .... Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propene, butane, or butene as its main components, that has been liquefied to enable it to be transported and stored under pressure.

"Lubricants" .... Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.

"LVN" .... Light, virgin naphtha.

"Medium sour" .... Crude oils with a sulfur content between 1.0% and 2.0% and density between 30% to 35%.

"MTBE" .... Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.

"Naphtha" .... A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in a reformer, producing high octane gasoline and hydrogen or other petrochemical products. Naphtha is also used as a chemical feedstock.

"Natural gas" .... Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.

"Netback" .... Sales price less all per unit costs.

"Northwest European crack spread" . The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".

"NO_x" .... Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground-level air pollution such as smog.

"OHSAS 18001" .... International standards used to certify occupational health and safety management systems.

"Petrochemicals" .... Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as: solvents, including benzene, toluene and xylene.

"ppm" .... Parts per million.

"Refinery" .... A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.

"Refining margin" .... The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).

"RBOB" .... Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes RBOB used to meet requirements of the U.S. reformulated gasoline program.

"Reformulated gasoline" .... An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasolines.

"Saharan Light" .... Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.

"SO_2" .... Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.

"Solvent" .... A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.

"Spot market"	A term used to describe the international trade in one-off cargoes or shipments of commodities, such as crude oil, in which prices closely follow demand and availability.
"Sulfur-free fuel"	Fuel with a sulfur content less than 10 mg/kg (ppm).
"TAME"	Tertiary amyl methyl ether.
"Thermal conversion"	A chemical transformation resulting from an increase in temperature.
"Ton"	One ton represents 1,000 kilograms or approximately 2,205 pounds.
"ULSD"	Ultra low sulfur diesel.
"Urals"	The Russian benchmark crude oil which is a medium sour crude oil.
"Vacuum distillation"	A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.
"Vacuum gasoil" or "VGO"	Also known as cat feed. Feedstock for fluid catalytic cracker used to make gasoline, No.2 oil and other byproducts.
"Visbreaking"	A process by which the heavy intermediates oils derived from the two serial crude distillation process (primary and vacuum distillation) are subjected to thermal conversion to improve fuel oil viscosity.

(This page has been left blank intentionally.)

INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

Petroplus International B.V.

	Page
Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-4
Combined Income Statements for the Years Ended December 31, 2005 and 2004	F-5
Combined Balance Sheets as of December 31, 2005 and 2004	F-6
Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-7
Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-8
Notes to the Combined Financial Information	F-9
Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-63
Consolidated Income Statements for the Years Ended December 31, 2004 and 2003	F-64
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-65
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-66
Notes to the Consolidated Financial Statements	F-67
Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005	F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-87
Notes to the Interim Condensed Combined Financial Information	F-88

European Petroleum Holdings N.V.

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-100
Consolidated Income Statements for the Years Ended December 31, 2005 and 2004	F-101
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-102
Consolidated Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-103
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-104
Notes to the Consolidated Financial Statements	F-105

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-147
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-148
Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003	F-149
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-150
Notes to the Consolidated Financial Statements	F-151
European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-164
Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005	F-165
Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-166
Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-167
Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-168
Notes to the Interim Condensed Consolidated Financial Statements	F-169

Petroplus Holdings AG

	Page
Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the six months ended June 30, 2006 and for the Year Ended December 31, 2005	
Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005	F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-178
Notes to the Pro Forma Combined Financial Statements	F-180
Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of Offering date	
Pro Forma Balance Sheet as of Offering date	F-185
Notes to the Pro Forma Balance Sheet	F-186

Index to the Combined Financial Information

Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report	F-4
Combined Income Statements for the Years Ended December 31, 2005 and 2004	F-5
Combined Balance Sheets at December 31, 2005 and 2004	F-6
Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-7
Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-8
Notes to the Combined Financial Information	F-9
Schedules	F-49

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE COMBINED FINANCIAL INFORMATION OF PETROPLUS INTERNATIONAL B.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We report on the combined financial information for the years ended December 31, 2005 and December 31, 2004 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This combined financial information has been prepared for inclusion in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland and is set out on pages F-5 to F-61 in this Offering Circular. The combined financial information has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the combined financial information on the basis of preparation set out in Note 1 to the combined financial information. It is our responsibility to form an opinion on the combined financial information as to whether the combined financial information gives a true and fair view, for the purposes of the Offering Circular, and to report our opinion to you.

Scope

We conducted our work in accordance with International Standards on Auditing. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of this Offering Circular, a true and a fair view of the state of affairs of the Company as at December 31, 2005 and December 31, 2004 and of its results, cash flows and changes in equity for the years ended December 31, 2005 and December 31, 2004 in accordance with the basis of preparation set out in Note 1.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.

Combined Income Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Revenue	23, 28	$5,552.3	$5,360.0
Materials cost	23	5,375.5	5,110.0
Personnel expenses	23	77.6	84.4
Operating expenses	23	68.6	51.8
Depreciation and impairment	23	40.7	31.0
Other administrative expenses	23	35.7	40.8
Operating (loss)/income		**(45.8)**	**42.0**
Financial income	23	16.3	10.1
Financial expense	23	(80.0)	(43.5)
Foreign currency exchange losses		(3.1)	(0.1)
Share of loss from equity investments	12	—	(2.7)
Net (loss)/income before income taxes		**(112.6)**	**5.8**
Income tax benefit/(expense)	25	6.4	(4.2)
Net (loss)/income		**$ (106.2)**	**$ 1.6**
Attributable to:			
Equity holders of the parent		$ (106.3)	$ 1.6
Minority interests		0.1	—
		$ (106.2)	$ 1.6

See notes to the combined financial information

Petroplus International B.V.

Combined Balance Sheets

At December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Non-current assets			
Intangible assets	7, 8	$ 11.6	$ 17.1
Property, plant and equipment	9	426.0	479.6
Investments in associates	11	0.4	0.4
Financial assets available for sale	12	1.8	2.0
Deferred tax asset	25	7.8	—
Other financial assets	10, 29	251.2	—
Total non-current assets		**698.8**	**499.1**
Current assets			
Inventories	13	481.7	289.5
Trade debtors, net	14	438.6	427.7
Other receivables and prepayments	27, 29	219.2	286.1
Taxes other than company income taxes	26	2.0	1.1
Company income tax		0.8	2.5
Derivative financial instruments	29	285.4	280.8
Cash and short-term deposits	6, 29	62.7	139.9
Total current assets		**1,490.4**	**1,427.6**
Total assets		**$2,189.2**	**$1,926.7**
Non-current liabilities			
Interest bearing loans and borrowings	15, 29	$ 364.3	$ 335.4
Employee benefits liability	18	22.5	36.8
Deferred tax liability	25	11.5	15.7
Provisions for liabilities and charges	17	2.3	2.2
Total non-current liabilities		**400.6**	**390.1**
Current liabilities			
Interest bearing loans and borrowings	15, 29	151.5	149.7
Trade creditors	16	651.4	386.9
Taxes other than company income taxes	26	222.9	256.4
Company income tax		5.4	—
Derivative financial instruments	29	485.2	344.9
Other payables and accrued expenses	16	131.0	159.1
Total current liabilities		**1,647.4**	**1,297.0**
Shareholders' equity			
Minority shares	19	0.4	0.3
Equity attributable to shareholders of the parent	20	140.8	239.3
Total equity		**141.2**	**239.6**
Total liabilities and shareholders' equity		**$2,189.2**	**$1,926.7**

See notes to the combined financial information

Petroplus International B.V.

Combined Cash Flow Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Operating activities			
Net (loss)/income		$(106.2)	$ 1.6
Adjustments to reconcile net (loss)/income:			
Depreciation of property, plant and equipment	9	37.3	30.1
Impairment charge on intangible assets	7	3.4	0.9
Share-based payments	21	1.0	0.7
Change in provisions	17	(9.7)	(33.2)
Changes in working capital:			
(Increase)/decrease in trade debtors and other receivables	14, 27	(98.1)	57.3
Increase in inventories	13	(242.2)	(48.0)
Decrease in derivative financial instruments	29	151.4	49.8
Increase in trade creditors, other payables and accrued expenses	16	360.0	23.4
Interest paid		(41.1)	(43.4)
Interest received		7.8	1.4
Income taxes received		2.5	—
Income taxes paid		—	(2.6)
Net cash provided by operating activities		66.1	38.0
Investing activities			
Investment in property, plant and equipment	9	(46.6)	(76.7)
Issuance of note receivable to parent, net	10	(74.7)	—
Dividends received from financial assets available for sale		—	(2.7)
Disposal of associated companies		—	(2.5)
Net cash used in investing activities		(121.3)	(81.9)
Financing activities			
Shareholders' contribution (disposal of non-core entities)	1	89.5	136.5
Repurchase of share options	21	(3.2)	—
Increase/(decrease) in short-term borrowings		22.7	(29.0)
Debt repayments	15	(589.4)	—
Debt issues	15	476.9	28.2
Net cash (used in)/provided by financing activities		(3.5)	135.7
Net cash flow		(58.7)	91.8
Net foreign exchange differences		(18.5)	7.7
Movement in cash and short-term deposits		(77.2)	99.5
Balance as per January 1,		139.9	40.4
Balance as per December 31,		$ 62.7	$139.9

See notes to the combined financial information

Petroplus International B.V.

Combined Statements of Changes in Equity

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

		Attributable to equity holders of the parent						
	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2004		$1.5	$230.4	$ —	$(206.9)	$ 25.0	$0.3	$ 25.3
Translation adjustment				15.7		15.7		15.7
Net income recognised directly into equity		—	—	15.7	—	15.7	—	15.7
Net income for the period					1.6	1.6	—	1.6
Total recognised income and expense for the period		—	—	15.7	1.6	17.3	—	17.3
Shareholders' contribution (disposal of non-core entities)	1				196.3	196.3		196.3
Share-based payments	21				0.7	0.7		0.7
Balance as per December 31, 2004		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(27.5)		(27.5)		(27.5)
Net income recognised directly into equity		—	—	(27.5)	—	(27.5)	—	(27.5)
Net loss for the period					(106.2)	(106.2)	0.1	(106.1)
Total recognised income and expense for the period		—	—	(27.5)	(106.2)	(133.7)	0.1	(133.6)
Shareholders' contribution (disposal of non-core entities)	1				37.4	37.4		37.4
Share-based payments	21				1.0	1.0		1.0
Repurchase of outstanding stock options	21				(3.2)	(3.2)		(3.2)
Balance as per December 31, 2005		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2

See notes to the combined financial information

1 Business and basis of preparation for the combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. Petroplus owns and operates two refineries; Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity approximately 185,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities.

Basis of preparation

The combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Combined financial information" section.

All amounts included in the combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

Combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus Rules prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the years ended December 31, 2005 and 2004.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2005 and 2004.

1 Business and basis of preparation for the combined financial information (Continued)

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to shareholders' equity:

	2005	2004
Dragon LNG*	$ —	$106.7
Tango	—	90.9
SPMR	15.7	—
SBI Holding	11.4	—
UK Cards business**	7.7	—
NSP	3.0	—
Others	(0.4)	(1.3)
Total	$37.4	$196.3

* Of which USD 59.8 million was received in 2005.

** Of which USD 7.7 million was received in the first half of 2006.

IFRS (specifically, IAS 27) does not provide for exclusion of subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein, therefore, does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements,* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles used in the preparation of the combined financial information are further described in Note 4.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The Board of Directors of Petroplus International B.V. authorized the combined financial information for issuance on September 29, 2006.

2 Effects of the adoption of IFRS

While the Company is presenting combined financial information that is not fully compliant with IFRS, the Company has applied IFRS 1, *First-time adoption of International Financial Reporting Standards,* as if the financial information provided complied with IFRS. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, with the last period being the year ended December 31, 2005. Those accounting policies should comply with IFRS as effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- no retroactive restatement of business combinations that occurred before January 1, 2004;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognition of all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

2 Effects of the adoption of IFRS (Continued)

- application of IFRS 2, *Share-based Payments,* to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005; and
- assumption of the transitional provisions of IFRIC 4, *Determining whether an Arrangement contains a Lease,* will be applied as of January 1, 2004.

In accordance with IFRS 1, reconciliations are provided between the previously issued 2005 annual report of Petroplus consolidated to the Petroplus (core entities) under Dutch GAAP and from Petroplus (core entities) under Dutch GAAP to Petroplus (core entities) under IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I and Schedule II to these Notes.

3 Summary of significant judgments and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial information, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the combined financial information.

Finance Lease Commitments—The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4, the Company has determined that contract to be a finance lease.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement.* This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by

3 Summary of significant judgments and estimates (Continued)

management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Combination

The combined financial information includes the parent company and its subsidiaries that are part of the core business of Petroplus and over which entities the parent company has control.

Petroplus's combined financial information represents the core businesses of Petroplus, which are the refining assets and the associated supply and marketing businesses of the Company. Subsidiaries acquired during the year are consolidated from the date of acquisition. Subsidiaries divested during the accounting period are included in the consolidated accounts until the date of divestment.

Intragroup transactions, receivables, liabilities and internal profits resulting from assets sold within the group have been eliminated. Minority interests have been reported separately in the income statement and the balance sheet.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of the core business in terms of the combined income statement and combined balance sheet in 2004 and 2005. Additionally, costs related to certain key management personnel not related to the core business of the Company have been excluded from the results. These costs for the year ended December 31, 2005 was USD 8.1 million (2004: USD 0.4 million).

Translation of foreign currencies

The combined financial information is presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the group have different functional currencies. As such, management has determined that USD will be the presentation currency management will use in monitoring the performance and financial position of the group. The functional currency of Petroplus International B.V. is the euro. Each entity in the group

4 Summary of significant accounting policies (Continued)

determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.24
1 CHF	$0.80	$0.81
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the refined product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

4 Summary of significant accounting policies (Continued)

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

4 Summary of significant accounting policies (Continued)

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	30 years
Machines & Equipment	2-40 years
Other assets	3-25 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments

4 Summary of significant accounting policies (Continued)

of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Investments in associates

The Company's investment in associates is accounted for under the equity method of accounting. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models. Additionally, the Company ensures that that commodity instruments put in place match up to the actual physical movement for both volume and pricing and each commodity instrument is put in place to for a specific refinery.

Interest rate swaps

The Company uses interest rate swaps to fix the variable interest rates on its senior debt and working capital facilities.

4 Summary of significant accounting policies (Continued)

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the combined income statement. Interest rate swaps and currency hedges are recorded to financial expense on the combined income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for

4 Summary of significant accounting policies (Continued)

the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;

4 Summary of significant accounting policies (Continued)

- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of other receivable or other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

4 Summary of significant accounting policies (Continued)

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates three defined benefit plans in Switzerland, United Kingdom and Belgium. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at the at date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is

4 Summary of significant accounting policies (Continued)

measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Share of minority interest in total assets

Negative minority interests are provided for unless the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Share based payment transactions

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments transaction, whereby employees render services as consideration for equity instruments ("equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company only has issued equity-settled transactions.

Equity-settled transactions

The cost of equity-settled transactions with employees is measure by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes model, further details are provided in Note 21. In valuing, equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

If an equity-settled award is repurchased during the vesting period or fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument grated, measured at the repurchase date. Such excess is recognized as expense in the income statement in the line item personnel expenses.

For options which were granted prior to November 7, 2002 or had fully vested by January 1, 2005, and IFRS 2 is not applied, costs at date of exercise or repurchase are recorded in the combined financial information.

Related party transactions

Transactions between the Company and related parties are disclosed in Note 30, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the combined balance sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

4 Summary of significant accounting policies (Continued)

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities. Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities. Acquisitions and disposals of subsidiaries and equity participations are included within net cash flow from investing activities. Proceeds from the disposal of non-core activities are included within net cash flow from financing activities when received. Dividend distributions are included within net cash flow from financing activities.

5 Recently issued standards and interpretations

New standards and interpretations early adopted

In 2004, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*. IFRIC 4 provides guidance for determining whether certain arrangements that do not take the legal form of a lease but convey a right to use an asset are, or contain, leases that should be accounted for in accordance with the lease accounting standard. IFRIC 4 is effective for annual periods beginning on or after January 1, 2006.

Under IFRS 1 a first-time adopter may apply the transitional provisions in IFRIC 4. Therefore, a first-time adopter may determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date.

Petroplus applied the transitional provisions in IFRIC 4 in accordance with IFRS 1 and determined at transition date whether arrangements contain a lease. Refer to Note 22 for further detail on leases.

New standards and interpretations not yet adopted

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. Petroplus Group is not active in the upstream oil market. Therefore IFRS 6 is not relevant to the Company's operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The

5 Recently issued standards and interpretations (Continued)

Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financials.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the consolidated financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financials.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Cash and short-term deposits

Cash and short-term deposits for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Cash	$ 0.8	$ 75.5
Short term deposits	61.9	64.4
Cash and short term deposits	$62.7	$139.9

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 29 for the fair value of cash and short term deposits.

6 Cash and short-term deposits (Continued)

Of the total amount included in cash and short term deposits at December 31, 2005 approximately USD 59.2 million was pledged due to various borrowing agreements (2004: USD 79.1 million).

7 Intangible assets

	2005	2004
Balance as per January 1,	$17.1	$16.6
Impairment	(5.5)	0.5
Balance as per December 31,	$11.6	$17.1
Cost	$21.2	$21.2
Accumulated amortization and impairment	(9.6)	(4.1)
Balance as per December 31,	$11.6	$17.1

At January 1, 2004	
Cost (gross carrying amount)	$21.2
Accumulated amortization and impairment	(4.6)
Net carrying amount	$16.6

Intangible assets fully relate to goodwill on the Company's purchase of the Cressier refinery and the SFPLJ pipeline. Prior to the adoption of IFRS, goodwill was amortized over ten to twenty years, respectively, using the straight-line method and based on expected return of the acquired asset. As from January 1, 2004, the date of adoption of IFRS 3, *Business Combinations*, goodwill is no longer amortized but is subject to annual impairment testing. For further information see Note 8.

8 Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to one cash-generating unit for impairment testing which is as follows:

The carrying amount of goodwill allocated to the cash-generating unit as of December 31, 2005 and 2004 was USD 11.6 million and USD 17.1 million, respectively.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill.

Budgeted earnings before interest, income taxes and depreciation and amortization ("EBITDA")—The basis to determine the value assigned to the budgeted EBITDA is the average EBITDA achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. In the assessment of potential goodwill impairment the Company used a discount rate of 10%. The total potential amount that could be impaired as of December 31, 2005 was USD 11.6 million.

9 Property, plant and equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004 were as follows:

2005	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
Exchange differences	(7.0)	(6.8)	(46.4)	(1.1)	(1.6)	(62.9)
Additions	—	—	9.3	0.1	37.7	47.1
Disposals	—	(0.5)	—	—	—	(0.5)
Reclassifications	—	—	38.0	0.2	(38.2)	—
Depreciation	—	(1.1)	(34.6)	(1.6)	—	(37.3)
Balance as per December 31,	**$44.4**	**$ 41.3**	**$ 323.6**	**$ 6.9**	**$ 9.8**	**$ 426.0**
Cost	$44.4	$ 99.1	$ 575.9	$ 17.0	$ 11.1	$ 747.5
Accumulated depreciation	—	(57.8)	(252.3)	(10.1)	(1.3)	(321.5)
Balance as per December 31,	**$44.4**	**$ 41.3**	**$ 323.6**	**$ 6.9**	**$ 9.8**	**$ 426.0**

2004	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5
Exchange differences	4.6	4.4	29.7	0.8	1.0	40.5
Additions	—	0.4	45.2	1.2	29.9	76.7
Disposals	—	—	—	—	—	—
Reclassifications	—	—	33.1	0.1	(33.2)	—
Depreciation	—	(1.4)	(27.0)	(1.2)	(0.5)	(30.1)
Balance as per December 31,	**$51.4**	**$ 49.7**	**$ 357.3**	**$ 9.3**	**$ 11.9**	**$ 479.6**
Cost	$51.4	$ 99.8	$ 526.8	$16.4	$ 11.6	$ 706.0
Accumulated depreciation	—	(50.1)	(169.5)	(7.1)	0.3	(226.4)
Balance as per December 31,	**$51.4**	**$ 49.7**	**$ 357.3**	**$ 9.3**	**$ 11.9**	**$ 479.6**
At January 1, 2004						
Cost	$46.8	$ 98.9	$ 447.2	$14.9	$ 14.9	$ 622.7
Accumulated depreciation and impairment	—	(52.6)	(170.9)	(6.5)	(0.2)	(230.2)
Net carrying amount	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5

The Company had no recorded impairment charges for 2005 and 2004.

The carrying amount of finance leases included in equipment as of December 31, 2005 is USD 29.2 million (2004: USD 35.4 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company are USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets. In addition, all assets of the Teesside refinery have been put as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005 (2004: USD 87.3 million).

10 Other financial assets

Other financial assets represent a long-term loan receivable on RIVR Acquisition B.V., the parent of the Company, which has no specific end date. The interest is based on a variable interest rate which at December 31, 2005 was 5.0%.

11 Investments in associates

The Company has the following investments in associates:

Pflichtlager Ges, is an entity established for administration and management of the compulsory stock obligation for Petroplus, BP, Shell and others as set by the government. Petroplus holds 35% in line with the volume of the compulsory stock obligation. The entity is not listed on a public stock exchange.

SOGEP, is an entity that operates a tank storage facility in Geneva for its majority shareholders being Shell, Esso and Petroplus (32% shareholding). The entity is not listed on a public stock exchange.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2005 and 2004:

	2005			2004		
	Pflichtlager Ges	SOGEP	Total	Pflichtlager Ges	SOGEP	Total
Share of the associate's balance sheet						
Shareholding	35%	32%		35%	32%	
Current assets	$ 13.8	$ 0.1		$ 16.8	$ 0.1	
Non-current assets	—	2.3		—	2.9	
Current liabilities	(13.5)	(2.3)		(16.5)	(3.0)	
Non-current liabilities	—	—		—	0.1	
Net assets	**$ 0.3**	**$ 0.1**	**$0.4**	**$ 0.3**	**$ 0.1**	**$0.4**
Share of the associate's Profit and Loss						
Revenues	$ 1.5	$ 1.0		$ 1.5	$ 1.0	
Net income	$ —	$ —		$ —	$ —	

12 Financial assets available for sale

Description	Country	Ownership 2005	Ownership 2004	Balance 2005	Balance 2004
SAPPRO SA	Switzerland	15.6%	15.6%	$0.5	$0.5
Rheinische Bio Ester GMBH ("RBE")	Germany	17.2%	17.2%	1.3	1.5
Total financial assets available for sale				**$1.8**	**$2.0**

The financial assets available for sale are recorded at their fair-value. For RBE and SAPPRO, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2005 was nil (2004: loss of USD 2.7 million). The Company recognizes proceeds from investments when dividends are declared.

13 Inventories

	2005	2004
Raw materials	$279.4	$152.0
Finished goods	196.5	129.3
Spare parts	5.8	8.2
Total inventories	**$481.7**	**$289.5**

There was no write-down of inventories for the years ended December 31, 2005 and 2004. Inventories have been pledged as security for the Company's credit facilities.

14 Trade debtors, net

	2005	2004
Trade Debtors	$439.8	$433.2
Provision for doubtful debt	(1.2)	(5.5)
Total trade debtors, net	**$438.6**	**$427.7**

Trade debtors have been pledged as security for the Company's credit facilities.

15 Interest bearing loans and borrowings

	2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	**$364.3**			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CH
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	**$151.5**			

15 Interest bearing loans and borrowings (Continued)

	2004	Interest rate	Maturity	Currency
Non-current				
Senior Notes (at nominal value)	$304.3	10.50%	Oct. 2010	EURO
Senior Notes (at amortised cost)	$303.3	10.50%		EURO
Finance lease obligation	32.1	5.12%		
Total non current	**$335.4**			
Current				
Credit facility	$146.4	varies		EURO
Finance lease obligation	3.3	5.12%		
Total current	**$149.7**			

Senior Notes

On October 10, 2000, Petroplus Funding B.V. (a wholly-owned finance subsidiary of Petroplus International B.V.) issued 10.5% Senior Notes in the amount of USD 130.3 million (EUR 150 million). The notes would mature on October 15, 2010. On February 15, 2001 the Senior Notes were increased by USD 68.8 million (EUR 75 million) (issue 103.5%) resulting in a total outstanding amount of USD 199.1 million (EUR 225 million). The bond premium received is allocated through the effective interest rate approach.

In March 2005, Petroplus repurchased the majority of the outstanding Senior Notes pursuant to the acceptance of bid made to the bond holders at a price of 108.75%. Subsequently the remaining balance of approximately USD 3.6 million was repurchased in November 2005. The cost to buy back the Senior Notes was USD 28.5 million and was charged to financial expense on the income statement for the year ended December 31, 2005. The balance of the outstanding Senior Notes on December 31, 2005 was nil (December 31, 2004: USD 304.3 million).

Senior Debts

To finance the bid on the shares and Senior Notes as well as associated financial costs, a bridge facility of USD 379 million (EUR 320 million) was made available to Petroplus and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the bids. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from non-core disposals, which is treated as a shareholder's contribution to equity, this bridge facility has been refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and at the same time under the Second Lien Facility Agreement USD 71.1 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement have maturities ranging from 3 to 6 years. Part of the loans are subject to scheduled repayments. The loans are secured via fixed asset security. The balance of the outstanding loans drawn under the Senior Facility Agreement on December 31, 2005 amounts to USD 295.6 million, of which USD 5.9 million is short term (< 1 year), USD 159.8 million is long-term (> 1 year and < 5 year) and USD 129.9 million is long-term (> 5 year). The short term portion is classified under Current liabilities.

The loans drawn under the Second Lien Facility Agreement have a maturity of 7 years. It will be repaid in one bullet payment at maturity date. These loans have a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounts to USD 71.1 million.

Financial covenants of the Senior and Second Lien Facility Agreements will be effective as from March 31, 2006.

15 Interest bearing loans and borrowings (Continued)

Credit Facilities

Short-term borrowings, are mostly secured by way of pledge of stocks and trade debtors. Generally short-term bank borrowings are also incurred under the Company's working capital credit facilities. Furthermore, the short term borrowings from banks include a USD 29.6 million Revolving facility which is part of the Senior Facility Agreement.

Total undrawn borrowing facilities as of December 31, 2005 and 2004 were approximately USD 76.0 million and USD 50.0 million, respectively.

Finance lease obligation

Amount represents the total present value of the finance lease related to the supply of hydrogen to the Cressier refinery. See Note 22 for further information.

Covenants

The key covenants which the Company is required to maintain under the Senior and Second Lien Facility Agreements are a Consolidated Tangible Net Worth and an Interest Coverage Ratio. Participating banks to the Senior and Second Lien Facility Agreements have a pledge on inventory and trade debtors that are financed through the facilities. The covenants are calculated for the Company on a consolidated basis under Dutch GAAP rather than the combined financial information which are presented herein. For 2005 the Interest Coverage Ratio was required to be equal or greater than 2.00 over a past period of 12 months and the Consolidated Tangible Net Worth was required to be equal or greater than USD 118.4 million (EUR 100 million). For the years ended December 31, 2005 and 2004 the Company met the requirements of the covenants.

16 Trade creditors and other payables

	2005	2004
Trade creditors	$651.4	$386.9
Payables to non-core entities	27.1	40.0
Other payables and accrued expenses	103.9	119.1
Total trade creditors and other payables	**$782.4**	**$546.0**

At December 31, 2005 USD 103.9 million (2004: USD 119.1 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

17 Provisions for liabilities and charges

	2005	2004
Balance at January 1,	$ 2.2	$1.6
Additions	0.3	0.6
Utilised	(0.2)	—
Balance at December 31,	$ 2.3	$2.2
Current	$ —	$ —
Non-current	2.3	2.2
Balance at December 31,	$ 2.3	$2.2

17 Provisions for liabilities and charges (Continued)

The provisions are mainly recognized for the environmental liabilities related to soil remediation programs in Antwerp, Belgium. It is expected that the majority of the remediation work will occur from 2007 up to 2016.

18 Employee benefit plans

The Company has three defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds.

The following tables summarizes the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the consolidated income statement.

Changes in present value of defined benefit obligations are as follows:

	2005	2004
Defined benefit obligation at January 1,	$147.4	$123.4
Interest cost	5.1	4.7
Current service costs	6.7	7.0
Past service cost	0.1	—
Benefits paid	(4.6)	(0.5)
Actuarial losses/(gains) on obligation	3.6	2.1
Plan curtailments/settlements	(10.0)	(1.9)
Exchange differences	(19.1)	12.6
Defined benefit obligation at December 31,	**$129.2**	**$147.4**

The pension scheme in Switzerland was changed during 2005 resulting in a lower defined benefit obligation of USD 10.0 million.

Changes in fair value of plan assets are as follows:

	2005	2004
Fair value of plan assets at January 1,	$107.9	$ 90.0
Expected return on assets	5.3	4.7
Contributions by employer	4.6	4.5
Contributions by employees	1.6	1.7
Benefits paid	(4.6)	(0.5)
Plan settlement	—	(1.4)
Actuarial gains/(losses)	10.7	(0.4)
Exchange differences	(15.0)	9.3
Fair value of the plan assets at December 31,	**$110.5**	**$107.9**

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by Petroplus International B.V.

18 Employee benefit plans (Continued)

Benefit liability

	2005	2004
Defined benefit obligation	$(129.2)	$(147.4)
Fair value of plan assets	110.5	107.9
	(18.7)	(39.5)
Unrecognised net actuarial (gains)/losses	(3.8)	2.7
Employee benefit liability	$ (22.5)	$ (36.8)

Net benefit (income)/expense

	2005	2004
Service cost	$ 6.7	$ 7.0
Employee contributions	(1.6)	(1.7)
Net service cost	5.1	5.3
Past service cost	0.1	—
Plan curtailment	(10.0)	(0.5)
Net actuarial gain recognized in the year	(0.6)	—
Interest cost	5.1	4.6
Expected return on assets	(5.2)	(4.6)
Pension cost of defined benefit schemes	(5.5)	4.8
Defined contribution schemes	3.5	1.2
Pension costs	$ (2.0)	$ 6.0
Actual return on plan assets	$ 15.2	$ 4.8

The net benefit expense was recognized in personnel costs on the income statement.

Total contributions to the defined benefit pension plans in 2006 are expected to amount USD 6.4 million (USD 4.7 million contributions by employer and USD 1.7 million contributions by employees).

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2005	2004
Discount factor	3.7%	3.8%
Expected investment yield	4.8%	5.3%
Future pay increases	2.1%	2.1%
Future pension increases	1.6%	1.1%
Average remaining period of service years	13.76	12.92

The assumptions are weighted on the present value of the respective defined benefit obligations except for the expected investment yield which is weighted on the fair value of the respective plan assets.

19 Minority shares

Minority shares represent the portion of profit or loss and assets in subsidiaries that are not held by the Company and are presented separately within equity in the combined balance sheet.

20 Shareholders' equity

The authorized share capital as of December 31, 2005 is USD 1.5 million (EUR 1.2 million) (2004: USD 1.5 million (EUR 1.2 million)) and is comprised of 80 million shares at USD 0.05 each (EUR 0.04). Of these, 40 million are ordinary shares and 40 million are preference shares. The issued share capital as of December 31, 2005 was comprised of 30,887,238 shares (2004: 30,887,238 shares) at USD 0.05 each (EUR 0.04), all of which have been paid in full. No preference shares have been issued.

No options were exercised in 2005 or 2004. All outstanding options were repurchased in 2005 and cash settled as part of the acquisition by RIVR Acquisition B.V. of Petroplus International B.V.

Of the share premium reserve amount USD 230.4 million (EUR 183.5 million) as of December 31, 2005, approximately USD 205.9 million (EUR 164 million) is recognized by law as share premium reserve (recognized fiscal reserve).

The extent to which shareholders' equity is freely distributable is not determined on the combined financial information for 2005 and 2004 but on the Company's statutory financial statements for 2005 and 2004 prepared in accordance with Dutch GAAP, which includes the non-core entities.

For details on the contributions of shareholders, see Note 1.

There were no dividends paid or proposed during the year.

21 Stock Option Plans

The share option scheme of Petroplus is an equity-settled share-based payment plan. The services Petroplus receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses. The options can only be exercised when the employee remains in the entity's employ/service.

Up and till the financial year 2003 Petroplus granted options to management and personnel. After 2003, no more options have been granted. Since the transitional provisions of IFRS 2 allow the application of the standard to options only granted after November 7, 2002, Petroplus will only apply the standard on the options granted in 2003.

The following table shows, for 2005 and 2004, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices translated at the respective year-end exchange rates.

	2005		2004	
	Number of options	Average exercise price in USD	Number of options	Average exercise price in USD
Outstanding option rights as per January 1,	2,089,500	$12.35	2,386,000	$11.44
Issued option rights during the period	—	$ —	—	$ —
Cancelled option rights during the period	(719,500)	$17.11	(296,500)	$11.88
Exercised/Repurchased option rights during the period	(1,370,000)	$ 8.21	—	$ —
Outstanding option rights as per December 31,	—	$ —	2,089,500	$12.35
Not exercisable as per December 31,	—	$ —	1,063,000	$ 8.12
Exercisable option rights per December 31,	—	$ —	1,026,500	$16.33

In 2003 a total number of 756,000 (after cancellations due to resignations by personnel) of options were granted to management and personnel. Of these options 378,000 had an exercise period from 2005-2008 and 378,000 had an exercise period from 2006-2009. All of the 2003 options had a strike price of USD 7.03 per share (EUR 5.60).

21 Stock Option Plans (Continued)

During 2005 all Petroplus shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equaled the USD 11.20 (EUR 9.00) cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) settlement payment per option. In total USD 3.2 million was paid to management and personnel in exchange for the 2003 options. As under IFRS this is regarded as an acceleration of the vesting, which resulted in an extra charge of USD 0.3 million in 2005 which is recorded in the income statement as personnel expense. No further share options are outstanding as of December 31, 2005.

Under IFRS 2, the fair-value of the equity-settled share options granted is estimated as at the date of grant using the Black & Scholes option valuation model taking into account the terms and conditions upon which the options were granted. Below, the key parameters are presented that were used to establish the fair-value for the year ending December 31, 2003 (no further options were granted in 2005 and 2004):

Date option grant	September 15, 2005
Price of stock	USD 7.28 (EUR 5.80)
Strike price	USD 7.03 (EUR 5.60)
Interest	2.36% (EURIBOR 12th month)
Implied volatility	20-40 (50%/50%)
Exercise period	5-6 yrs. (50%/50%)
Fair value per share	USD 2.45 (EUR 1.95)

Total expense for share-based compensation plans for the year ended December 31, 2005 and 2004 was USD 1.0 million and USD 0.7 million, respectively. Under IFRS this charge is allocated to the period in which goods or services are received or a cancellation takes place. The total cash settlement in 2005 of USD 3.2 million equals the fair value of the options at the repurchase date.

22 Commitments and contingencies

Management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss.

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers and office machines. The total non-cancelable commitments can be specified as follows:

Operating lease commitments—Company is lessee

The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

	2005	2004
Within one year	$5.9	$11.7
After one year but not more than five years	1.8	1.8
More than five years	1.2	1.6
	$8.9	$15.1

22 Commitments and contingencies (Continued)

Operating lease commitments—Company is lessor

The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

	2005	2004
Within one year	$ 25.1	$ 28.9
After one year but not more than five years	59.1	80.1
More than five years	32.0	53.9
	$116.2	$162.9

Bitumen supply contract

Under the bitumen supply contract the Company is supplied with crude oil feedstock, takes legal title and ownership and it converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approx. USD 1.3 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003 and the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput deal

Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low suflur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title of the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approx. USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can not be terminated prior to September 2006 and will continue thereafter until one of the parties serves a notice of termination.

Finance lease commitments—Company is lessee

The Company entered into a contract which contains a finance lease for a hydrogen unit. Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

	2005		2004	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	$ 2.8	$ 1.4	$ 3.3	$ 1.6
After one year but not more than five years	11.4	8.6	13.1	9.4
More than five years	25.5	19.2	32.6	24.4
	39.7	29.2	49.0	35.4
Less amounts for finance charge	(10.5)		(13.6)	
Present value of the minimum payments	$ 29.2	$29.2	$ 35.4	$35.4

Under the hydrogen supply contract a third party supplies Petroplus with hydrogen whereby the supplier legally owns and operates an asset on the site of Petroplus. Petroplus effectively purchases all

22 Commitments and contingencies (Continued)

of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for Petroplus to purchase the asset.

Total rent expense for the years ended December 31, 2005 and 2004 was USD 4.6 million and USD 4.7 million, respectively.

Contingencies

During the normal course of business the Company has been named in various suits and claims. The Company believes that the ultimate resolution of these claims, to the extent not provided for will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. However, an adverse outcome of any one or more of these matters could have a material adverse effect on annual operating results or cash flows.

Contingent liabilities related to letters of credit were USD 509.8 million at December 31, 2005 (2004: USD 602.9 million). Contingent liabilities related to guarantees were USD 85.8 million at December 31, 2005 (2004: USD 128.3 million).

23 Additional income statement disclosures

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, tank rental and handling fees.

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 116.1 million (2004: loss of USD 7.1 million) for the commodity instruments.

Personnel expenses

	2005	2004
Wages, salaries and bonuses	$61.9	$55.3
Social security costs	7.0	8.2
Pension costs	(2.0)	6.0
Contract labor	6.7	7.0
Expense of share based payments	1.0	0.7
Other personnel expenses	3.0	7.2
Total personnel expenses	**$77.6**	**$84.4**

Additionally, see below for the personnel expense allocated by department:

	2005	2004
Operations department	$51.8	$52.2
Sales and marketing department	16.1	22.5
General and administrative department	9.7	9.7
	$77.6	$84.4

23 Additional income statement disclosures (Continued)

Operating expenses

	2005	2004
Energy costs	$20.4	$20.0
Chemical costs	20.4	10.7
Other refining costs	4.1	2.0
Logistic costs	1.1	1.6
Utilities	0.7	0.9
Maintenance	14.4	15.5
Project costs	6.1	—
Safety, health and environmental costs	1.4	1.1
Total operating expenses	**$68.6**	**$51.8**

Depreciation and impairment

	2005	2004
Depreciation	$37.3	$30.1
Impairment of intangible assets	3.4	0.9
Total depreciation and impairment	**$40.7**	**$31.0**

Other administrative expenses

	2005	2004
Consultant costs	$ 6.8	$ 5.8
Insurance	5.2	5.6
Rental expenses	4.6	4.7
Accommodation costs	3.9	3.7
Traveling expenses	3.4	2.9
IT costs	3.2	3.7
Office costs	2.2	2.4
PR costs	0.7	1.4
Bad debt expense	0.7	5.0
Other	5.0	5.6
Total other adminstrative expenses	**$35.7**	**$40.8**

Financial income

	2005	2004
Interest income	$11.2	$ 5.0
Interest received on bank accounts	3.1	4.0
Interest on debtors	0.1	—
Other	1.9	1.1
Total financial income	**$16.3**	**$10.1**

23 Additional income statement disclosures (Continued)

Financial expense

	2005	2004
Interest on long term liabilities	$18.6	$31.5
Buy back High Yield Bond	28.5	—
Net interest paid/(received) on working capital	9.1	3.2
Letter of credit charges, commission fees and other finance charges	12.3	8.5
Foreign currency hedges	9.1	—
Interest hedges	(0.2)	—
Finance charges payable under finance leases	1.6	—
Miscellaneous interest expense	1.0	0.3
Total financial expense	$80.0	$43.5

24 Number of employees

The number of employees of the combined entities as of December 31, 2005 was 682 (2004: 666).

25 Income tax

The major components of income tax expense for the years ended December 31, 2005 and 2004 are:

	2005	2004
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$(5.7)	$ 1.6
Adjustments in respect to current income tax of previous years	(1.5)	(0.5)
Deferred Income tax		
Related to origin and reversal of temporary differences	13.6	(5.3)
Income tax benefit/(expense)	$ 6.4	$(4.2)
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates for the years ended December 31, 2005 and 2005 are as follows:

	2005	2004
Net (loss)/income before taxes	$(112.6)	$ 5.8
Less: Share of income/(loss) of associates	—	(2.7)
Net (loss)/income before taxes and share of income/(loss) of associates	$(112.6)	$ 3.1
Expected tax charge at statutory rates	$ 35.5	$ (3.0)
Adjustment in respect of prior periods	(1.5)	(0.6)
Deferred tax asset not recognised for tax losses incurred	(17.9)	(18.9)
Unrecognised tax losses carried forward being utilised	0.6	12.4
Effect of tax rates in foreign jurisdictions	(10.3)	5.9
Income tax (expense)/benefit	$ 6.4	$ (4.2)

25 Income tax (Continued)

Deferred income tax

Deferred income tax at December 31, 2005 and 2004 relates to the following:

	2005	2004
Deferred tax liability		
Timing differences:		
Property, plant and equipment	$ 22.3	$ 26.7
Inventory	1.8	1.9
Receivables	0.6	0.1
Pensions	0.8	—
Derivative financial instruments	—	3.5
	25.5	32.2
Deferred tax asset		
Losses available for offset against future taxable income	1.1	3.8
Timing differences:		
Intangible assets	5.3	7.0
Inventory	3.3	—
Derivative financial instruments	8.9	—
Pensions	2.8	4.9
Other	0.4	0.8
	21.8	16.5
Deferred tax liability, net	$ (3.7)	$(15.7)
Presented in the balance sheet as:		
Deferred tax asset	$ 7.8	$ —
Deferred tax liability	(11.5)	(15.7)
	$ (3.7)	$(15.7)

The net tax losses carried forward which remain unvalued equate to approximately USD 182.4 million (December 31, 2004: approximately USD 191.0 million). These losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued since their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods. However, following the change in shareholding, the tax loss carried forward balance in the Netherlands will expire effective January 1, 2006 and reduce the total balance by USD 88.8 million to USD 93.6 million.

26 Taxes other than company income taxes

	2005	2004
Value added tax	$(108.6)	$(143.4)
Excise duties	(112.5)	(110.4)
Wage tax	—	(1.6)
Withholding tax	0.2	0.1
	$(220.9)	$(255.3)
Presented in the balance sheet as:		
Receivable	$ 2.0	$ 1.1
Payable	(222.9)	(256.4)
	$(220.9)	$(255.3)

27 Other receivables and prepayments

	2005	2004
Receivables from non-core entities	$161.7	$228.8
Compulsory stock	22.3	29.2
Miscellaneous other receivables and prepayments	35.2	28.1
Total other receivables and prepayments	**$219.2**	**$286.1**

28 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$2,117.2	$1,475.2
United Kingdom	1,945.9	1,546.5
The Netherlands	304.0	260.5
Belgium	226.0	262.0
Germany	237.2	1,356.1
Rest of the world	722.0	459.7
Total revenues	$5,552.3	$5,360.0

The following table provides details of total segment assets (total assets less income tax assets) by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$1,240.5	$1,026.8
United Kingdom	299.4	280.1
The Netherlands	387.7	231.7
Belgium	118.9	110.0
Germany	108.1	272.6
Rest of the world	26.0	3.0
Total segment assets	$2,180.6	$1,924.2

28 Segment reporting (Continued)

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$19.2	$44.7
United Kingdom	8.5	11.3
The Netherlands	3.6	0.7
Belgium	15.2	18.3
Germany	0.1	0.2
Rest of the world	—	1.5
Additions to property, plant, equipment and intangible assets	$46.6	$76.7

29 Financial instruments

The financial results of Petroplus can be influenced by the fluctuation of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Oil price risks

Due to the nature of its business, the Company has a significant involvement in crude and oil products trading as part of its normal operations. This is done to optimize gross margin from its refineries product output and obtain favorable pricing for supplies for its refineries.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the refinery margin hedge program, a large portion of the output of the refineries (more than 50%) is hedged through cash flow hedges in order to secure a refining margin.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged.

Interest risks

The Company has a significant amount of term debt primarily at floating rates, in order to minimize the impact of the floating interest rate fluctuations the Company has entered into interest rate swaps to fix the rate on the long-term debt.

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other

29 Financial instruments (Continued)

means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. To strengthen its assessment policy and procedures, Petroplus has a Corporate Credit Committee.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus maintains comprehensive company-wide insurance coverage. Damages as a consequence of business interruption are included in the insurance coverage for the Refinery operations of Teesside and Cressier. Terrorism is covered in the UK and Switzerland.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments, that are included in the combined financial information.

	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Other financial assets	$251.2	$251.2	$ —	$ —
Other receivables and prepayments	$219.2	$219.2	$286.1	$286.1
Derivative financial instruments:				
Refining margin hedges	$ 54.1	$ 54.1	$ 41.1	$ 41.1
Product hedges	229.5	229.5	239.7	239.7
Foreign exchange hedges	0.9	0.9	—	—
Interest hedges	0.9	0.9	—	—
Derivative financial instruments	$285.4	$285.4	$280.8	$280.8
Cash and short-term deposits	$ 62.7	$ 62.7	$139.9	$139.9
Financial liabilities				
Interest bearing loans and borrowings	$515.8	$515.8	$485.1	$498.7
Derivative financial instruments:				
Refining margin hedges	$ 97.6	$ 97.6	$ 20.7	$ 20.7
Product hedges	377.3	377.3	324.2	324.2
Foreign exchange hedges	9.6	9.6	—	—
Interest hedges	0.7	0.7	—	—
Derivative financial instruments	$485.2	$485.2	$344.9	$344.9

Market values have been used to determine the fair values of the derivative financial instruments. All non-current financial assets, loan notes (recorded under other receivables) and interest bearing loans & borrowings carry a floating interest rate. Therefore, the carrying amount equals the fair value of these items.

30 Related parties

The Company has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As the financial information is presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation but under the

30 Related parties (Continued)

combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial year:

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2005	$ —	$ —	$251.2	$ —
	2004	$ —	$ —	$ —	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2005	$162.1	$68.5	$ 32.5	$111.2
	2004	$ 86.3	$33.5	$ 37.9	$156.9

Transactions with parent company

RIVR Acquisition B.V. is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 the Company granted RIVR a loan which amounts USD 251.2 million at year end. The interest on this loan amounts USD 6.0 million for the year 2005 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.4 million.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel

	2005	2004
Short term employee benefits	$2.1	$1.6
Profit sharing and bonus related payments	2.9	0.2
Post-employment pension and medical benefits	0.2	0.2
Contributions to defined contribution plans	—	—
Share-based payments	0.4	0.4
Total compensation of key management personnel	$5.6	$2.4

Total compensation to key personnel excludes the costs of key management personnel not related to the core business of the Company. All outstanding exercisable option rights in relations to options granted to key personnel have been cancelled and settled during 2005 (2004: 304,000 exercisable options outstanding with an average exercise price of USD 14.09 per share (EUR 11.33)).

30 Related parties (Continued)

Costs related to certain key management personnel, not related to the core business of the Company have been excluded from the results and are therefore to be treated as recharge income from related parties. The costs recharged are USD 8.1 million (2004: USD 0.4 million).

31 Subsequent events

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was USD 506.8 million, plus acquisition fees. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase consideraton	
Purchase price	$506.8
Fees	4.4
Total purchase consideration	**$511.2**

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	**$ 511.2**	**$261.7**

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas

31 Subsequent events (Continued)

recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure the Company by selling the non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with the Company and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;
- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which are engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding the Company's stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, the Company's ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of the Company's

31 Subsequent events (Continued)

ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties will negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

In September 2006, Petroplus received approximately USD 118.5 million (EUR 93 million) as an instalment on the USD 147.5 million (EUR 115 million) non-recourse loan note. These proceeds related to the transfer of the Bunkering group from RIVR Divestment B.V. to another third party.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR Acquisition B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR Acquisition B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to

31 Subsequent events (Continued)

the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Sale of Milford Haven

On 13 January 2006, Petroplus entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited for a consideration of USD 142.5 million. This sale effectively relates to the whole of the Milford Haven Tankstorage business and assets. The completion of the agreement has occurred in the first half year of 2006. The related proceeds will be contributed directly to shareholders' equity as it relates to non-core activities.

Schedule I

Reconciliation from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

Reconciliation of equity and the balance sheet at December 31, 2003:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 14.6	$ 2.0	$ 16.6
Property, plant and equipment		392.5	—	392.5
Investments in associates	b	(3.3)	3.6	0.3
Financial assets available for sale	b	—	(3.6)	(3.6)
Deferred tax asset		—	—	—
Other financial assets		—	—	—
Total non-current assets		403.8	2.0	405.8
Current assets				
Inventories	c, d	220.4	(2.3)	218.1
Trade debtors, net		351.7	—	351.7
Other receivables and prepayments	d	290.3	17.6	307.9
Derivative financial instruments	e	—	3.0	3.0
Prepayments and accrued income		—	—	—
Cash and short-term deposits		40.4	—	40.4
Total current assets		902.8	18.3	921.1
Total assets		$1,306.6	$ 20.3	$1,326.9
Non-current liabilities				
Interest bearing loans and borrowings		$ 280.0	$ —	$ 280.0
Employee benefits	f, h	—	28.9	28.9
Deferred tax liability	g, h	—	11.2	11.2
Provisions for liabilities and charges	f, g, h	61.0	(20.5)	40.5
Total non-current liabilities		341.0	19.6	360.6
Current liabilities				
Interest bearing loans and borrowings		166.9	—	166.9
Trade creditors		411.5	—	411.5
Taxes other than company income taxes		159.7	—	159.7
Company income tax		(0.4)	(1.1)	(1.5)
Derivative financial instruments	e	—	11.8	11.8
Short term provisions for liabilities and charges		—	—	—
Other payables and accrued expenses	e	190.9	1.7	192.6
Total current liabilities		928.6	12.4	941.0
Shareholders' equity				
Minority shares		0.3	—	0.3
Equity attributable to shareholders of the parent	i, j	36.7	(11.7)	25.0
Total equity		37.0	(11.7)	25.3
Total liabilities and shareholders' equity		$1,306.6	$ 20.3	$1,326.9

Notes to the reconciliation of the December 31, 2003 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately. The effect is to increase shareholders' equity and to increase intangible assets by USD 2.0 million at January 1, 2004.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease financial assets available for sale by USD 3.6 million and to increase investments in associates by USD 3.6 million at January 1, 2004.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/ purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase Inventories by USD 19.2 million, increase equity by USD 16.1 million and increase the deferred tax liabilities by USD 3.1 million at January 1, 2004.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. The effect is to increase other receivables by USD 21.5 million and reduce inventory by USD 21.5 million at January 1, 2004.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 3.0 million, derivative financial instruments (liabilities) increased by USD 11.8 million, other payables and accrued expenses increased by USD 1.7 million, deferred tax liabilities decreased by USD 1.8 million and shareholders' equity decreased by USD 8.8 million at January 1, 2004.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 5.8 million at January 1, 2004. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.2 million for all defined benefit plans.

The effect is to increase employee benefits by USD 28.9 million, deferred tax liability decreased by USD 4.3 million, shareholders' equity decrease by USD 18.8 million and provisions decreased by USD 5.8 million at January 1, 2004.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease Provision by USD 14.1 million at January 1, 2004. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the net result of those adjustments was to decrease deferred tax liabilities by USD 2.9 million at January 1, 2004.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is

discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 20.5 million and increase deferred tax liability by USD 14.1 million, increase employee benefits by USD 5.8 million and increase shareholders' equity by USD 0.6 million at January 1, 2004.

(i) The balance of translation differences at the date of transition to IFRS of USD 5.8 million was charged to retained earnings.

(j) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004
Write off negative goodwill	a	$ 2.0
Inventories	c, e	16.1
Derivative financial instruments	e	(8.8)
Provisions	e	0.6
Employee benefits	f	(18.8)
Other miscellaneous	f	(2.8)
Decrease in shareholders' equity		$(11.7)

Reconciliation of equity and the balance sheet at December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 9.8	$ 1.8	$ 11.6
Property, plant and equipment	j	397.2	28.8	426.0
Investments in associates	b	2.1	(1.7)	0.4
Financial assets available for sale	b	—	1.8	1.8
Deferred tax asset	h	—	7.8	7.8
Other financial assets	i	296.5	(45.3)	251.2
Total non-current assets		**705.6**	**(6.8)**	**698.8**
Current assets				
Inventories	c, d, e	375.6	106.1	481.7
Trade debtors, net		438.6	—	438.6
Other receivables and prepayments	d	174.9	44.3	219.2
Taxes other than company income taxes		2.0	—	2.0
Company income tax		0.8	—	0.8
Derivative financial instruments	e	—	285.4	285.4
Cash and short-term deposits		62.7	—	62.7
Total current assets		**1,054.6**	**435.8**	**1,490.4**
Total assets		**$1,760.2**	**$429.0**	**$2,189.2**
Non-current liabilities				
Interest bearing loans and borrowings	j	$ 366.7	$ (2.4)	$ 364.3
Employee benefits	f, h	—	22.5	22.5
Deferred tax liability	g, h	—	11.5	11.5
Provisions for liabilities and charges	f, g, h	31.3	(29.0)	2.3
Total non-current liabilities		**398.0**	**2.6**	**400.6**
Current liabilities				
Interest bearing loans and borrowings	j	142.7	8.8	151.5
Trade creditors		651.5	(0.1)	651.4
Taxes other than company income taxes		222.9	—	222.9
Company income tax		6.5	(1.1)	5.4
Derivative financial instruments	e	—	485.2	485.2
Other payables and accrued expenses	e	104.7	26.3	131.0
Total current liabilities		**1,128.3**	**519.1**	**1,647.4**
Shareholders' equity				
Minority shares		0.4	—	0.4
Equity attributable to shareholders of the parent	k, l	233.5	(92.7)	140.8
Total equity	s	**233.9**	**(92.7)**	**141.2**
Total liabilities and shareholders' equity		**$1,760.2**	**$429.0**	**$2,189.2**

Notes to the reconciliation of the December 31, 2005 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately and goodwill should not be amortized rather it is tested for impairment annually. The effect is to increase shareholders' equity and to increase intangible assets by USD 1.8 million at December 31, 2005.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2005.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to decrease Inventories by USD 19.3 million, decrease shareholders' equity by USD 16.0 million and decrease the deferred tax liabilities by USD 3.3 million at December 31, 2005.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. Additionally, there was a reclass from other payables and accrued expenses to other receivables and other minor adjustments. The effect is to increase other receivables by USD 44.3 million, reduce inventory by USD 22.3 million, increase other payables and accrued expense by USD 24.5 million and decrease shareholders' equity by USD 2.5 million.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 285.4 million, derivative financial instruments (liabilities) increased by USD 485.2 million, inventory increased by USD 147.7 million, other payables and accrued expenses increased by USD 1.5 million, deferred tax liabilities decreased by USD 9.1 million and shareholders' equity decreased by USD 44.4 million at December 31, 2005.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 9.5 million at December 31, 2005. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 21.9 million for all defined benefit plans.

The effect is to increase employee benefits by USD 22.5 million, deferred tax liability decreased by USD 2.8 million, shareholders' equity decrease by USD 10.2 million and provisions decreased by USD 9.5 million at December 31, 2005.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease the provision by USD 18.9 million at December 31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the total result of those adjustments was to increase deferred tax liabilities by USD 11.5 million and increase deferred tax assets by USD 7.8 million at December 31, 2005.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 19.5 million and increase deferred tax liability by USD 26.6 million, increase employee benefits by USD 9.5 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

(i) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other financial assets by USD 21.1 million and decrease shareholders' equity by USD 21.1 million at December 31, 2005.

(j) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, under IFRS capitalised financing fees are reclassified from other financial assets under Dutch GAAP to be netted with interest bearing loans and borrowings. The effect is to increase property, plant and equipment by USD 28.8 million, decrease other financial assets by USD 45.2 million, increase interest bearing loans and borrowings (current and non-current) by USD 6.4 million and decrease shareholders' equity by USD 0.5 million at December 31, 2005.

(k) The balance of translation differences at the date of transition to IFRS of USD 5.9 million was charged to retained earnings.

(l) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	December 31, 2005
Write off negative goodwill	a	$ 1.8
Inventories	c	(16.0)
Derivative financial instruments	e	(44.4)
Provisions	h	0.6
Employee benefits	f	(10.2)
High yield bond fees	i	(21.1)
Other miscellaneous	j	(3.4)
Decrease in shareholders' equity		$(92.7)

Reconciliation of the income statement for the year ended December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Revenue	m	$5,620.9	$ (68.6)	$5,552.3
Materials cost	m, n, o, p	5,354.8	20.7	5,375.5
Personnel expenses	t, u	90.3	(12.7)	77.6
Operating expenses		68.5	0.1	68.6
Depreciation, amortisation and impairments	p	39.8	0.9	40.7
Other administrative expenses		34.5	1.2	35.7
Operating (loss)/income		33.0	(78.8)	(45.8)
Financial income		16.3	—	16.3
Financial expense	o, p, q	(47.5)	(32.5)	(80.0)
Foreign currency exchange results		(3.1)	—	(3.1)
Share of income from equity investments	r	(0.2)	0.2	—
Net (loss)/income before income taxes		(1.5)	(111.1)	(112.6)
Income tax benefit/(expense)	s	(9.3)	15.7	6.4
Net (loss)/income		$ (10.8)	$ (95.4)	$ (106.2)
Attributable to:				
Equity holders of the parent		$ (10.9)	$ (95.4)	$ (106.3)
Minority interests		0.1	—	0.1
		$ (10.8)	$ (95.4)	$ (106.2)

Notes to the reconciliation of the December 31, 2005 income statement from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(m) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.6 million and decrease materials cost by USD 68.6 million for the year ended December 31, 2005.

(n) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

(o) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased material costs by USD 62.0 million, decrease income tax expense by USD 12.4 million and increased financial expense by USD 8.8 million for the year ended December 31, 2005.

(p) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see (a). The effect is to decrease material cost by USD 3.1 million, increase depreciation by USD 0.9 million, increase financial expense by USD 1.6 million and decrease income tax by USD 0.1 million for the year ended December 31, 2005.

(q) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

(r) Under Dutch GAAP, all investments in associates, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments available for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease share of income from equity investments by USD 0.2 million for the year ended December 31, 2005.

(s) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 15.7 million for the year ended December 31, 2005.

(t) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.0 million for all defined benefit plans. A portion of benefit expenses that were recognized under Dutch GAAP in 2005 were reversed and recognized at January 1, 2004. The effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31, 2005.

(u) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time, under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005.

Explanation of material adjustments to the combined statement of cash flows for the year ended December 31, 2005:

The most significant change was the change where the issuance of note receivable to parent was reclassed from a financing activity under Dutch GAAP to an investing activity under IFRS. Other than the above mentioned changes there were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

Schedule II

Reconciliation of Petroplus Dutch GAAP Consolidated to Petroplus Dutch GAAP (core only)

Reconciliation of equity and the balance sheet for the year ended December 31, 2003:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 48.9	$ (34.3)	$ 14.6
Property, plant and equipment	573.2	(180.7)	392.5
Investments in associates	—	(3.3)	(3.3)
Financial assets available for sale	—	—	—
Deferred tax asset	—	—	—
Other financial assets	24.2	(24.2)	—
Total non-current assets	**646.3**	**(242.5)**	**403.8**
Current assets			
Inventories	288.8	(68.4)	220.4
Trade debtors, net	552.4	(200.7)	351.7
Accounts receivable from non-consolidated subsidiaries	7.7	(7.7)	—
Other receivables and prepayments	27.0	263.3	290.3
Taxes other than company income taxes	—	—	—
Company income tax	—	—	—
Derivative financial instruments	—	—	—
Prepayments and accrued income	42.3	(42.3)	—
Securities	2.9	(2.9)	—
Cash and short-term deposits	74.2	(33.8)	40.4
Total current assets	**995.3**	**(92.5)**	**902.8**
Total assets	**$1,641.6**	**$(335.0)**	**$1,306.6**
Non-current liabilities			
Interest bearing loans and borrowings	$ 280.0	$ —	$ 280.0
Provisions for liabilities and charges	37.4	23.6	61.0
Total non-current liabilities	**317.4**	**23.6**	**341.0**
Current liabilities			
Interest bearing loans and borrowings	250.4	(83.5)	166.9
Trade creditors	539.5	(128.0)	411.5
Accounts payable to non-consolidated subsidiaries	1.6	(1.6)	—
Taxes other than company income taxes	190.2	(30.5)	159.7
Company income tax	2.0	(2.4)	(0.4)
Other payables and accrued expenses	122.6	68.3	190.9
Total current liabilities	**1,106.3**	**(177.7)**	**928.6**
Shareholders' equity			
Minority shares	(4.0)	4.3	0.3
Equity attributable to shareholders of the parent	221.9	(185.2)	36.7
Total equity	**217.9**	**(180.9)**	**37.0**
Total liabilities and shareholders' equity	**$1,641.6**	**$(335.0)**	**$1,306.6**

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of equity and the balance sheet for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 24.4	$ (14.6)	$ 9.8
Property, plant and equipment	510.7	(113.5)	397.2
Investments in associates	—	2.1	2.1
Financial assets available for sale	—	—	—
Other financial assets	259.0	37.5	296.5
Total non-current assets	**794.1**	**(88.5)**	**705.6**
Current assets			
Inventories	529.1	(153.5)	375.6
Trade debtors, net	649.1	(210.5)	438.6
Accounts receivable from non-consolidated subsidiaries	55.5	(55.5)	—
Other receivables and prepayments	70.4	104.5	174.9
Taxes other than company income taxes	—	2.0	2.0
Company income tax	—	0.8	0.8
Derivative financial instruments	—	—	—
Prepayments and accrued income	48.3	(48.3)	—
Cash and short-term deposits	86.7	(24.0)	62.7
Total current assets	**1,439.1**	**(384.5)**	**1,054.6**
Total assets	**$2,233.2**	**$(473.0)**	**$1,760.2**
Non-current liabilities			
Interest bearing loans and borrowings	$ 360.9	$ 5.8	$ 366.7
Employee benefits	—	—	—
Deferred tax liability	—	—	—
Provisions for liabilities and charges	35.3	(4.0)	31.3
Total non-current liabilities	**396.2**	**1.8**	**398.0**
Current liabilities			
Interest bearing loans and borrowings	311.0	(168.3)	142.7
Trade creditors	796.7	(145.2)	651.5
Taxes other than company income taxes	230.0	(7.1)	222.9
Company income tax	6.4	0.1	6.5
Derivative financial instruments	—	—	—
Other payables and accrued expenses	108.9	(4.2)	104.7
Total current liabilities	**1,453.0**	**(324.7)**	**1,128.3**
Shareholders' equity			
Minority shares	1.0	(0.6)	0.4
Equity attributable to shareholders of the parent	383.0	(149.5)	233.5
Total equity	**384.0**	**(150.1)**	**233.9**
Total liabilities and shareholders' equity	**$2,233.2**	**$(473.0)**	**$1,760.2**

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of the income statement for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Revenue	$8,249.5	$(2,628.6)	$5,620.9
Materials cost	8,087.3	(2,732.5)	5,354.8
Personnel expenses	—	90.3	90.3
Operating expenses	—	68.5	68.5
Selling expenses	73.5	(73.5)	—
Depreciation, amortisation and impairments	—	39.8	39.8
Other administrative expenses	19.6	14.9	34.5
Other (income)/expenses	(110.7)	110.7	—
Operating income	**179.8**	**(146.8)**	**33.0**
Financial income	12.1	4.2	16.3
Financial expense	(55.7)	8.2	(47.5)
Foreign currency exchange results	(6.7)	3.6	(3.1)
Share of income from equity investments	7.0	(7.2)	(0.2)
Net income before income taxes	**136.5**	**(138.0)**	**(1.5)**
Income tax benefit/(expense)	(13.0)	3.7	(9.3)
Net income	**$ 123.5**	**$ (134.3)**	**$ (10.8)**
Attributable to:			
Equity holders of the parent	$ 122.5	$ (133.4)	$ (10.9)
Minority interests	1.0	(0.9)	0.1
	$ 123.5	$ (134.3)	$ (10.8)

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Schedule III

List of Entities included in combined financial information

Subsidiary	2005	2004
Marimpex Mineraloel Handelsgesellschaft GmbH—Germany	100.0%	100.0%
Marimpex Prague (branch office)—Czech	100.0%	100.0%
Oleduc du Jura Neuchatelois SA—Switzerland	100.0%	100.0%
Petroplus Antwerpen 2 BV—Netherlands	100.0%	100.0%
Petroplus Czech Replublic sro—Czech	100.0%	100.0%
Petroplus Financial Services BV—Netherlands	100.0%	100.0%
Petroplus Holdings BV—Netherlands	100.0%	100.0%
Petroplus Marketing AG—Switzerland	100.0%	100.0%
Petroplus Marketing Ltd—UK	100.0%	100.0%
Petroplus Mineraloelprodukte Deutschland GmbH—Germany	100.0%	100.0%
Petroplus Refining and Marketing Ltd—UK	100.0%	100.0%
Petroplus Refining Antwerp Bitumen NV—Belgium	100.0%	100.0%
Petroplus Refining Antwerp NV—Belgium	100.0%	100.0%
Petroplus Refining Cressier SA—Switzerland	100.0%	100.0%
Petroplus Refining International BV—Netherlands	100.0%	100.0%
Petroplus Refining Teesside Ltd—UK	100.0%	100.0%
Petroplus Switzerland AG—Switzerland	100.0%	100.0%
Petroplus Tankstorage AG—Switzerland	100.0%	100.0%
Petroplus Vermoegensverwaltungsgesellschaft GmbH—Germany	100.0%	100.0%
Plichtlagergesellschaft fur Mineralol—Switzerland	100.0%	100.0%
SAPPRO—Switzerland	100.0%	100.0%
SKI Patricipations SA—France	100.0%	100.0%
Societe Francaise du Pipeline du Jura—France	100.0%	100.0%
Societe Genevoise des Petroles SA—Switzerland	100.0%	100.0%
Universal Holding NV—Belgium	100.0%	100.0%

Zug, Switzerland, September 29, 2006

The Board of Directors:

Thomas D. O'Malley
Michael Gayda
Bruce Jones
Karyn F. Ovelmen

Index to the Consolidated Financial Statements

Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report	F-63
Consolidated Income Statements for the Years Ended December 31, 2004 and 2003	F-64
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-65
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-66
Notes to the Consolidated Financial Statements	F-67

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE FINANCIAL STATEMENTS OF PETROPLUS INTERNATIONAL B.V. FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2004

In our opinion, the Dutch GAAP consolidated financial statements of Petroplus International B.V., Rotterdam, the Netherlands, for the year 2004 and the comparative data for the year 2003, as included on pages on pages F-64 to F-81 of this Offering Circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified audit opinion on these financial statements on March 1, 2005.

For an understanding of the company's financial position and results and for an adequate understanding of the scope of our audit, the Dutch GAAP consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' reports thereon.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.
Consolidated Income Statement
(In thousands of Euro's)

	Notes	2004	2003
Net sales	29, 30	6,260,649	6,112,653
Cost of sales	18	(6,146,440)	(6,062,347)
Gross operating result		**114,209**	**50,306**
Selling expenses	19	(68,919)	(71,262)
General and administrative expenses	20	(8,698)	(11,663)
Total expenses		(77,617)	(82,925)
Net operating Income/(loss)		**36,592**	**(32,619)**
Other income	27	46,193	—
Operating income/(loss)		**82,785**	**(32,619)**
Interest income and other financial income		4,635	5,136
Interest charges and other financial costs		(35,785)	(34,766)
Foreign currency exchange results		(340)	(104)
Share in result of participating interests	25	151	(730)
Result on ordinary activities before tax		**51,446**	**(63,083)**
Income tax on ordinary activities	26	(1,438)	(2,916)
Group result after tax		**50,008**	**(65,999)**
Minority interests	14	(1,214)	1,791
Net result after tax		**48,794**	**(64,208)**

Earnings per Share

	2004	2003
Weighted average number of ordinary shares outstanding	30,887,238	30,702,118
Pro-forma increase in number of ordinary shares	—	—
	30,887,238	**30,702,118**
Basic earnings per ordinary share in Euro's	1.58	(2.09)
Diluted earnings per ordinary share in Euro's	1.58	(2.09)

Petroplus International B.V.

Consolidated Balance Sheet as per 31 December

The Balance Sheet is presented after proposed appropriation of net income

(In thousands of Euro's)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	3	26,074	38,855
Tangible fixed assets	4	423,154	456,549
Financial fixed assets	5	22,624	19,270
Total fixed assets		**471,852**	**514,674**
Current assets			
Stocks	6	211,734	229,956
Trade debtors		472,573	439,902
Accounts receivable from non-consolidated subsidiaries		47,372	6,111
Other receivables	7	25,662	21,486
Prepayments and accrued income	7	33,351	33,736
Securities		—	2,323
Cash at bank and in hand	8	147,044	59,054
Total current assets		**937,736**	**792,568**
Current liabilities			
Current portion of long-term liabilities	12	839	2,915
Bank overdrafts	9	137,885	159,187
Short-term borrowings from banks	10	45,629	37,302
Trade creditors		416,569	429,489
Accounts payable to non-consolidated subsidiaries		—	1,259
Taxes other than company income taxes		155,568	151,531
Company income tax		1,178	1,631
Other payables and accrued expenses	11	176,796	97,640
Total current liabilities		**934,464**	**880,954**
Net current assets		**3,272**	**(88,386)**
Total assets less current liabilities		**475,124**	**426,288**
Financed by:			
Senior notes	12	223,000	223,000
Other long-term liabilities	12	1,141	1,682
Total long-term liabilities		**224,141**	**224,682**
Provisions for liabilities and charges	13	**25,237**	**28,132**
Minority shares	14	(60)	(3,197)
Shareholders' equity	15	225,806	176,671
Group equity		**225,746**	**173,474**
		475,124	**426,288**

Petroplus International B.V.

Consolidated Statement of Cash Flows

(In thousands of Euro's)

	2004	2003
Operating activities		
Net operating income/(loss)	36,592	(32,619)
Adjustments for		
Amortisation of intangible fixed assets/negative goodwill	2,668	320
Depreciation of tangible fixed assets	32,396	60,976
Increase/(decrease) in provisions	(3,032)	4,490
Changes in working capital		
Decrease/(increase) in receivables	(92,085)	74,593
Decrease/(increase) in stocks	16,213	42,315
Increase in creditors, other payables and accrued expenses	88,198	35,181
Cash from ordinary activities	**80,950**	**185,256**
Interest received	4,635	4,606
Interest paid	(35,785)	(34,766)
Dividends received from non-consolidated subsidiaries	1,767	557
Income tax paid	(2,149)	(1,055)
	(31,532)	**(30,658)**
Net cash from operating activities	**49,418**	**154,598**
Investing activities		
Investment in intangible fixed assets	(143)	(377)
Net addition to tangible fixed assets	(54,315)	(57,733)
Acquisition/disposal of subsidiaries	116,196	(26,886)
Acquisition/disposal of associated companies	(167)	(727)
Net cash from investing activities	**61,571**	**(85,723)**
Financing activities		
Issue of new shares	—	—
Increase/(decrease) in other long-term liabilities	(521)	(3,554)
Dividends paid	—	—
Net cash from financing activities	**(521)**	**(3,554)**
Net cash flow	**110,468**	**65,321**
Exchange differences on cash at bank and in hand	(1,176)	11,432
Movement in cash at bank and in hand	**109,292**	**76,753**
Balance as per 1 January	(100,133)	(176,886)
Balance as per 31 December	**9,159**	**(100,133)**

1 General

The divisions of Petroplus International NV ("the Company") and its consolidated subsidiaries (together referred to as "the Group") are: Refining, Marketing (of crude oil and oil products), Logistics (Tank Storage), and Other Activities (corporate services, trading and distribution of chemicals, shipping, and environmental activities).

2 Summary of significant accounting policies

Basis of presentation

The Consolidated Financial Statements have been prepared under the historical cost convention in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. As permitted by section 402, Book 2 of The Netherlands Civil Code, a condensed income statement has been presented for the Company itself. The format of the consolidated income statement is based on model F in accordance with the regulations described under Part 9, Book 2 of the Dutch Civil Code.

Group consolidation

The Consolidated Financial Statements include the Company and all group companies. The income statements of investments acquired during the year are included in the consolidated income statement as of the date of acquiring dominant influence. Minority interests are disclosed separately in the consolidated income statement and in the consolidated balance sheet. Inter-company transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

Assets and liabilities of foreign consolidated investments are translated into Euro's at year-end exchange rates and the income statement at the average exchange rate for the year. The resulting translation gains and losses are included in the legal reserve.

Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into Euro's at year-end exchange rates. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity and which are hedged through forward currency contracts, are valued at contracted exchange rates. Transactions in foreign currencies are recorded at the rate ruling on the transaction date. Resulting translation differences are incorporated in the income statement.

Valuation

Assets and liabilities are shown at the amounts at which they were acquired or incurred, unless stated otherwise.

Derivatives

Derivatives are used to hedge foreign currency risks and to a lesser extent interest rate risks. The financial instruments are valued based upon their market value, which is obtained from stock quotations.

Commodity instruments

Commodity instruments are used by the company to hedge the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

2 Summary of significant accounting policies (Continued)

Crack spreads

A part of the future refining margin capacity is hedged through crack spreads. In line with the company's strategy aimed at reducing the impact of volatile refining margins on the company's earnings, a substantial (50%+) proportion of the output of the refineries is hedged. Changes in the market value, related to the hedged risk, are recorded at the moment (moments) that the income statement is affected by the cash flows relating to the hedged position.

Other closed hedged positions

For a closed hedged position of commodity instruments, resulting gains and losses will be presented directly as part of the gross operating result in the income statement when these transactions have been closed.

Other positions

Unrealised results of all other positions of commodity instruments (inclusive of physical sale and purchase contracts) are reported as per balance sheet date. Losses on these positions are recorded in the income statement when they are foreseen, whereas profits are recorded when they have been realised.

Intangible fixed assets

Intangible fixed assets represent goodwill and capitalised development expenses and are stated at cost less accumulated amortisation. Goodwill represents the amount paid upon acquisition of subsidiary companies and is calculated as the amount paid less the fair value of identifiable assets and liabilities at the date of acquiring dominant influence over the subsidiary. Goodwill with respect to a subsidiary with a different functional currency is recorded in the functional currency of the acquiring company.

Amortisation of goodwill is provided for using a straight-line method over the useful economic life, which is based on the expected profitability of the acquired companies. Negative goodwill is taken to the revaluation reserve and subsequently released to the income statement over a period in which the advantages for Petroplus are realised. Capitalised development expenses are depreciated over their estimated useful economic life using the straight-line method. A legal reserve is maintained for the capitalised development expenses.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The cost is the purchase price or fair value on the purchase date, where applicable. Upon sale or retirement, the cost and accumulated depreciation are eliminated from the accounts and any gains or losses are included in the income statement.

Land is not depreciated. Depreciation of other tangible fixed assets is provided for using the straight-line method over the estimated useful economic life of the assets. For buildings this is set at thirty years, for vessels at twenty years, for storage installations at forty years and for other assets from three to twenty-five years.

Financial fixed assets

Participations in which Petroplus has a significant influence (not being group companies) are valued at net asset value. Other investments, comprising interests of less than 20%, are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

2 Summary of significant accounting policies (Continued)

Impairment of assets

Periodically an impairment test is performed to evaluate whether the carrying value of an asset may not be recoverable. The recoverability of an asset is determined by comparing the book value of the assets with the net present value of future net cash flows the asset is expected to generate. When the book value of the assets is higher than the net present value of the expected future cash flows, there is an impairment of assets and the difference between the carrying value and the fair value is booked in the income statement. Assets to be sold are valued at book value or the lower market value while taking into account sale costs.

Stocks

Stocks are valued at the lower of cost or net realisable value. Cost is determined using the First-in-First-out (FIFO) method.

Stocks for which the economic risks are transferred by means of oil trading contracts, such as future contracts (hedged position), are valued at contracted sales prices. The resulting gains and losses are included in the income statement.

Within the marketing and refining system, a Minimum Operating Stock is required to secure the continuing operations of the refineries. Among other things, this includes oil in pipelines and vessels, oil in the refinery process and product stock. Due to the long-term nature of these stocks, these are hedged through the use of medium-term fair value hedges.

Receivables

Receivables are recorded after deducting a provision for doubtful debtors.

Securities

Securities are valued at acquisition price or lower market value. Listed securities are valued at market value on the balance sheet date. Any gains or losses in valuation of securities are recorded in the income statement.

Provisions

The company recognises provisions for liabilities and losses existing on the balance sheet date for which the amounts are uncertain but can be estimated reasonably.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and publicly announced before year-end. If the restructuring leads to a termination of activities, the provision for the costs of termination will be included in the restructuring provision.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalised where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognised in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

The book value of the obligation is regularly evaluated and updated to reflect new facts, changes in legal requirements and technological changes.

2 Summary of significant accounting policies (Continued)

Pensions

Pension arrangements are primarily based on a defined benefit system financed with funds which have been separated for this purpose from the equity of the company. In cases where the company is committed to make additional pension payments or where there is a deficit in the pension fund for which the company is liable, a provision is made.

The provision for pension liabilities is calculated based on the net present value according to actuary principles and on the actual salary level. Pension liabilities resulting from past performance are fully provided for. Liabilities with respect to back-service, originated by improved salary and pension arrangements, are added directly to the pension provision and accounted for in the income statement.

Contributions to pension arrangements based on a defined contribution system are accounted for in the year when they occur and are reported in the income statement.

Income taxes

Deferred income taxes are computed based on the difference between the amounts at which assets and liabilities are stated in the tax and commercial accounts. Deferred tax assets, including those related to temporary differences between tax and commercial accounts and those related to tax losses carried forward, are valued if their utilisation within the near future is probable or as far as they are compensated by deferred tax liabilities. The provision for deferred taxation is long-term in nature. The deferred tax assets and provision for deferred taxation are based on the comprehensive liability method of accounting for income taxes and are calculated using the tax rates applicable at the expected realisation date.

Liabilities and other obligations

Liabilities and other obligations, excluding accruals, are valued at face value.

Revenue recognition

Revenue is accounted for to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is accounted for:

Sale of goods

Revenue is accounted for when the significant risks and rewards of ownership of the goods have passed to the buyer.

Other income, costs and expenses

Other income, costs and expenses are allocated to the period to which they relate. Losses are accounted for in the period in which they are identified.

Share of minority interest in total assets

Negative minority interests are valued taken into account provisions for possible uncollectible negative minority interests.

Use of estimates

The preparation of the Financial Statements requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements in order to conform to generally accepted accounting principles. Actual results could differ from those estimates.

In thousands of Euro's unless stated otherwise

3 Intangible fixed assets

	2004			2003
	Goodwill	Development expenditure	Total Intangible fixed assets	Total Intangible fixed assets
Book value as per 1 January	38,091	764	38,855	30,084
Exchange differences	95	—	95	(743)
Acquisitions and fair value adjustments of acquisitions in previous years	3,020	40	3,060	13,482
Sales, disposals and other movements	(12,365)	(52)	(12,417)	—
Amortisation/impairment	(3,280)	(239)	(3,519)	(3,968)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**
Costs	45,001	2,531	47,532	56,794
Accumulated amortisation	(19,440)	(2,018)	(21,458)	(17,939)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**

Goodwill is amortised over ten to twenty years, using the straight-line method and based on expected return of the acquired asset. Capitalised development expenditure is amortised in four to five years using the straight-line method.

The movement in Goodwill resulting from the sale of Tango (EUR 12.4 million) is accounted for under Sales, disposals and other movements.

4 Tangible fixed assets

	2004						2003
	Land & buildings	Equipment	Vessels	Other fixed assets	Assets under construction	Total tangible fixed assets	Total tangible fixed assets
Book value as per 1 January	95,995	316,165	8,918	11,744	23,727	456,549	458,771
Exchange differences	686	736	—	(11)	(19)	1,392	(19,860)
Additions	862	13,240	462	2,091	40,430	57,085	58,130
Additions upon acquisition	—	—	—	—	—	—	20,881
Disposals	(4,170)	(33,727)	(13)	(3)	(21,612)	(59,525)	(397)
Reclassifications	145	29,871	—	(352)	(29,615)	49	—
Depreciation/impairment	(3,362)	(25,705)	(736)	(2,183)	(410)	(32,396)	(60,976)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**
Costs	100,388	440,258	14,854	24,077	12,911	592,488	593,487
Accumulated depreciation	(10,232)	(139,678)	(6,223)	(12,791)	(410)	(169,334)	(136,938)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**

An impairment charge of EUR 2.2 million on buildings and equipment (31 December 2003: EUR 30.2 million, for further details reference is made to note 27 of the Consolidated Financial Statements) is included under depreciation/impairment. The disposals in Tangible Fixed Assets mainly relate to the sale of Tango and the Dragon LNG project.

In thousands of Euro's unless stated otherwise

5 Financial fixed assets

	2004			2003
	Investment in associated companies	Other investments	Total financial fixed assets	Total financial fixed assets
Book value as per 1 January	7,668	11,602	19,270	18,650
Additions to existing investments	5,234	12	5,246	1,059
Disposals	—	(102)	(102)	(272)
Dividends received	(103)	(1,664)	(1,767)	(646)
Share in net result for the year	(1,071)	1,222	151	881
Exchange differences	(176)	2	(174)	(402)
Book value as per 31 December	**11,552**	**11,072**	**22,624**	**19,270**

6 Stocks

Stocks as per 31 December 2004 amount to EUR 211.7 million (31 December 2003: EUR 230.0 million) and pertain to goods for resale.

7 Other receivables, prepayments and accrued income

Other receivables as per 31 December 2004 include EUR 4.4 million which is long-term in nature (31 December 2003: EUR 8.1 million). Prepayments and accrued income relates primarily to prepayments, accrued interest and the unamortised portion of the issue costs of the Senior Notes and short-term credit facilities, of which EUR 1.9 million is long-term in nature (31 December 2003: EUR 2.3 million).

8 Cash at bank and in hand

As per 31 December	2004	2003
Current accounts with banks and cash in hand	84,699	50,611
Time deposits	62,345	8,443
	147,044	59,054

9 Bank overdrafts

As per 31 December 2004, stocks and trade debtors amounted to EUR 684.3 million (31 December 2003: EUR 669.9 million), of which a significant portion has been pledged as security for the group's bank overdrafts.

Towards the end of August, Petroplus has increased its USD 525 million Syndicated Working Capital Facility to USD 630 million, followed by a further increase to USD 673 million late November. The duration of the increase has been linked to the price development of crude oil. Following the decrease in oil prices in December, the Syndicated Working Capital Facility was lowered at the end of December to USD 630 million of which USD 540 million is committed in nature. ING Bank and Barclays Capital have the lead in the syndicate comprising of a total of six international banks. Within the conditions agreed with the syndicate, two covenants have been included: a Consolidated Tangible Net Worth and an interest coverage ratio. The syndicate of banks have a pledge on stocks and debtors that are financed through this Facility.

On 31 December 2004, Petroplus met the requirements of the Consolidated EBITDA, corrected for exceptional items, to Net Interest Expense covenant which must be equal or greater than 1.75 over a past period of 12 months. As per 31 December 2004, Petroplus did meet the required Consolidated

In thousands of Euro's unless stated otherwise

9 Bank overdrafts (Continued)

Tangible Net Worth covenant which needs to be equal or greater than EUR 175 million. As per the end of 2004 the Consolidated Tangible Net Worth amounted to EUR 199.7 million.

10 Short term borrowings from banks

As per 31 December 2004 and 31 December 2003 no assets have been pledged as security for short-term bank borrowings.

11 Other payables and accrued expenses

As per 31 December 2004 a total of EUR 9.8 million (31 December 2003: 10.0 million) of other payables and accrued expenses is long-term in nature. The other payables and accrued expenses relate primarily to accruals for personnel related expenses, general expenses, interest, invoices to receive, provisions for estimated subsequent payments related to acquired subsidiaries, prepayments and the remainder of the bond premium. Furthermore, the other payables and accrued expenses as per 31 December 2004 include EUR 67 million deferred income on the Dragon LNG transaction (for details reference is made to note 27 of the consolidated financial statements).

12 Long-term liabilities

Senior Notes

On 10 October 2000, Petroplus Funding BV (a wholly-owned finance subsidiary of Petroplus International NV) issued 10.5% Senior Notes in the amount of EUR 150 million. The notes will mature on 15 October 2010. On 15 February 2001 the Senior Notes were increased by EUR 75 million (issue 103.5%) resulting in a total outstanding amount of EUR 225 million. The bond premium received is allocated pro rata over the time remaining to maturity. As per 31 December 2004, the remaining amount of the bond premium was EUR 1.5 million (31 December 2003: EUR 1.8 million). This amount is recorded under Other payables and accrued expenses. These notes are fully and unconditionally guaranteed by Petroplus International NV and certain subsidiaries of Petroplus International NV.

The balance of the outstanding Senior Notes on 31 December 2004 amounts EUR 223.0 million (31 December 2003: EUR 223.0 million). The notes are unsecured obligations of Petroplus Funding BV and rank equal in right of payment to all existing and future senior unsecured obligations of Petroplus Funding BV. The notes are listed on the Luxembourg Stock Exchange. The conditions of the obligation do not include covenants regarding rating requirements or accelerated redemption. An interest coverage ratio covenant exists in the Senior Notes contract that limits Petroplus' freedom to conduct large investments and/or payment of dividend when certain financial ratios are not met. As per December 31, 2004 Petroplus did meet this covenant.

Per December 2004 a public offer on the Senior Notes was made by RIVR Acquisition B.V. For details reference is made to the Other information, Subsequent events.

Other long-term liabilities (including repayment obligations)

	2004	2003
As per 31 December		
Debts < 1 year	839	2,915
Debts 1 year–< 5 years	1,037	1,508
Debts > 5 years	104	174
	1,980	4,597

In thousands of Euro's unless stated otherwise

12 Long-term liabilities (Continued)

Securities on total outstanding long-term liabilities as per 31 December 2004 amount to EUR 2.0 million (31 December 2003: EUR 4.6 million) and consist of: mortgages with a nominal value of EUR 12.4 million on certain tank terminals, buildings of German and Dutch subsidiaries, and vessels of Dutch subsidiaries.

The short-term portion of long-term loans amount of EUR 0.8 million as per 31 December 2004 (31 December 2003: EUR 2.9 million), is classified under Current liabilities. Other long-term liabilities with a due date five years after the balance sheet date amount to EUR 0.1 million (31 December 2003: EUR 0.2 million).

EUR 1.1 million (31 December 2003: EUR 2.9 million) of the long term loans are based on a fixed interest rate and EUR 0.9 million (31 December 2003: EUR 1.7 million) are based on a variable interest rate.

The average interest rate on long-term loans as per 31 December 2004 was 10.44% as per annum (31 December 2003: 10.37%).

13 Provisions for liabilities and charges

Provisions are long-term in nature, except for the restructuring provision.

	1/1/2004	Additions	Withdrawals	Exchange differences	12/31/2004
Pensions	5,167	618	(1,020)	(1)	4,764
Deferred taxes	13,413	1,724	(1,601)	16	13,552
Restructuring costs	5,614	—	(2,064)	—	3,550
Environmental	3,938	288	(854)	(1)	3,371
	28,132	2,630	(5,539)	14	25,237

14 Minority shares

	2004	2003
Balance as per 1 January	(3,197)	(726)
Acquisition and fair value adjustments	10	(512)
Dividend	(192)	(89)
Disposal	2,139	—
Exchange differences	(34)	(79)
Share in Group result	1,214	(1,791)
Balance as per 31 December	(60)	(3,197)

The disposal of minority shares includes additions to provisions for uncollectible negative minority interests.

15 Shareholders' equity

Reference is made to note 8 in the Parent Company Financial Statements for details on shareholder's equity.

16 Contingent liabilities

The management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss. Total contingent liabilities as

In thousands of Euro's unless stated otherwise

16 Contingent liabilities (Continued)

per 31 December 2004 relate to guarantees and letters of credit for an amount of EUR 617 million (31 December 2003: EUR 575 million).

The requirement for remediation and the related costs are difficult to estimate. However, in accordance with the Group's accounting policies, estimated costs of possible environmental obligations have been included in the Consolidated Financial Statements. Petroplus does not expect that future costs will have a material effect on the Group's financial position or liquidity.

17 Commitments

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers, office machines and operating filling stations. The total non-cancellable commitments as per 31 December 2004 are as follows:

< 1 year	10,429
1 – 5 years	6,678
> 5 years	1,362
Total commitments	**18,469**

18 Cost of sales

	Notes	2004	2003
Purchase cost and related expenses		6,040,618	5,914,961
Personnel expenses	21	43,710	42,699
Amortisation/depreciation of sales related assets	3, 4, 24	28,132	54,551
Other operating expenses	22	33,980	50,136
		6,146,440	6,062,347

19 Selling expenses

	Notes	2004	2003
Personnel expenses	21	38,024	35,627
Amortisation/depreciation of marketing related assets	3, 4, 24	5,995	3,365
Other operating expenses	22	24,900	32,270
		68,919	71,262

20 General and administrative expenses

	Notes	2004	2003
Personnel expenses	21	7,272	7,881
Amortisation/depreciation of other assets	3, 4, 24	937	3,380
Other operating expenses	22	489	402
		8,698	11,663

In thousands of Euro's unless stated otherwise

21 Personnel expenses

	2004	2003
Salaries and bonuses	75,852	73,410
Social charges	8,446	8,005
Pension costs	4,708	4,792
	89,006	86,207

22 Other operating expenses

	2004	2003
Other operating expenses	59,369	82,808

The decrease of the operating expenses of EUR 23.4 million is mainly caused by the restructuring of the Antwerp refinery and the sale of Tango.

23 Number of employees

	2004	2003
Average number of employees per Division		
Refining	476	475
Marketing	314	343
Logistics	139	139
Other Activities	150	155
	1,079	1,112

The average number of employees of the consolidated entities in 2004 was 1,079 (2003: 1,112). The absolute number of employees of the consolidated entities as per 31 December 2004 was 1,021 (31 December 2003: 1,135). This reduction is mainly the result of restructuring at the Antwerp refinery and sale of Tango.

24 Amortisation/depreciation intangible and tangible fixed assets

	Notes	2004	2003
Amortisation of intangible fixed assets	3	(3,519)	(3,968)
Depreciation of tangible fixed assets	4	(32,396)	(60,976)
Release of negative goodwill from revaluation reserve	15	851	3,648
		(35,064)	(61,296)

The depreciation of tangible fixed assets has decreased significantly due to the impairment of assets of the Antwerp refinery in 2003. The release of negative goodwill from the revaluation reserve in 2003 included EUR 2.4 million related to the fixed assets of the Antwerp refinery (further details on the impact of this restructuring on the financial statements are included in note 27).

In thousands of Euro's unless stated otherwise

25 Share in result of participating interests

	2004			2003
	Participations	Other Investments	Total	Total
Result for the year	413	1,223	1,636	881
Impairment	(1,485)	—	(1,485)	(1,611)
	(1,072)	1,223	151	(730)

26 Income tax on ordinary activities

Income taxes are calculated taking into account available tax losses carried forward. The Company forms part of a fiscal unity for Dutch income tax purposes, and as such is jointly and severally liable for the liabilities of the fiscal unity as a whole.

Substantial tax losses amounting to approximately EUR 181 million exist within the Group. These have not been fully valued for some fiscal entities, since their utilisation within a three to five year period is not probable. The net tax losses carried forward which remain unvalued equate to EUR 151 million (31 December 2003: approximately EUR 132 million). These losses primarily relate to group companies in Belgium, Germany and The Netherlands.

Tax on results on ordinary activities

Tax on income for the year ended 31 December 2004 amounts to EUR 1.4 million (31 December 2003: EUR 2.9 million). The result on ordinary activities before tax is comprised as follows:

	2004	2003
The Netherlands	14,050	(12,503)
Foreign	37,396	(50,580)
Income/(loss) before income taxes	**51,446**	**(63,083)**

The components of income tax are as follows:

	2004	2003
The Netherlands		
Current taxes	202	225
Deferred taxes	(329)	157
	(127)	382
Foreign		
Current taxes	(666)	(461)
Deferred taxes	2,231	2,995
	1,565	2,534
Income tax	**1,438**	**2,916**

Petroplus' operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 0% to 40%. This causes a difference between the weighted average statutory income tax rate and Dutch statutory income tax rate of 34.5%.

In thousands of Euro's unless stated otherwise

26 Income tax on ordinary activities (Continued)

The reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

	2004	2003
	%	%
Weighted average statutory income tax rate	21.9	25.5
Tax effect of:		
Unrecognised loss carried forward/timing differences	(19.1)	(30.1)
Effective tax rate	**2.8**	**(4.6)**

27 Exceptional items

Exceptional items 2004

Effectively on the 1st of March, Petroplus completed the sale of Tango, its chain of unmanned petrol stations, to Kuwait Petroleum. On this transaction, a book profit of EUR 46 million is included in the Income Statement under Other Income.

In December, Petroplus signed agreements with its partners in Dragon LNG to develop a GBP 250 million LNG import terminal. Together with this agreement, Petroplus transferred 80% of its ownership in Dragon LNG. This transaction is scheduled to close in the second quarter of 2005. Hence, the book profit (approximately GBP 47 million, EUR 67 million) is recorded as deferred income as per 31 December 2004 and accounted for under Other payables and accrued expenses.

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables for which a provision of EUR 7.1 million had been recognised. During 2004, following extensive negotiations, Petroplus managed to receive an amount of USD 5.8 million. Consequently, management decided to release EUR 4.5 million of the provision through the 2004 Income Statement.

Exceptional items 2003

On 22 August 2003, the company announced the restructuring and impairment of assets of the Antwerp refinery. Consequently, the following exceptional items have been recorded in the 2003 income statement:

	2003
Impairment tangible fixed assets	30.2
Release negative goodwill	(2.4)
Restructuring expenses	10.4
	38.2

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables. In relation to these receivables a provision of EUR 7.1 million has been recognised which is accounted for in the 2003 income statement.

28 Cash flow statement

General

The indirect method, used to compile the cash flow statement, is based on the income statement and the other movements between the opening and closing balance sheet. Cash at bank and in hand

In thousands of Euro's unless stated otherwise

28 Cash flow statement (Continued)

consists of cash and bank overdrafts. Movements in the balance sheet, which have not resulted in any actual cash flow, such as translation differences and value adjustments, are not included in the cash flow statement. Movements in working capital resulting from the acquisition of consolidated interests are included in investing activities.

Interest paid and received are included in the cash flow from operating activities.

Analysis of net cash

Analysis of net cash		
Cash at bank and in hand as per 31 December 2003	59,054	
Bank overdrafts as per 31 December 2003	(159,187)	
Net cash as per 31 December 2003		**(100,133)**
Cash at bank and in hand as per 31 December 2004	147,044	
Bank overdrafts as per 31 December 2004	(137,885)	
Net cash as per 31 December 2004		**9,159**
Increase net cash in 2004		**109,292**

The net cash proceeds of the sale of Tango and the Dragon LNG transaction are accounted for under net cash from investing activities.

29 Segmentation by division

	Marketing	Refining	Logistics	Other activities	Total
31 December 2004					
Net sales	6,165,940	2,034,814	37,366	193,065	8,431,185
Net sales third parties	6,013,138	26,888	28,483	192,140	6,260,649
Net sales inter group	152,802	2,007,926	8,883	925	2,170,536
Operating (loss)/income	28,053	10,412	5,758	38,562	82,785
Total book value assets	662,521	420,242	137,834	188,991	1,409,588
Total net liabilities	580,311	175,417	26,433	376,444	1,158,605
Total investment in intangible/tangible assets	6,418	31,852	20,197	1,678	60,145
Total acquisitions; tangible fixed assets	—	—	—	—	—
Total depreciation/amortisation expenses/special write down	4,453	22,214	4,207	4,190	35,064
Total share in result participations	793	—	1,222	(1,864)	151
Book value participations	9,762	—	10,434	2,428	22,624

In thousands of Euro's unless stated otherwise

29 Segmentation by division (Continued)

	Marketing	Refining	Logistics	Other activities	Total
31 December 2003					
Net sales	7,105,135	1,916,117	35,102	147,733	9,204,087
Net sales third parties	5,959,110	—	26,014	127,529	6,112,653
Net sales inter group	1,146,025	1,916,117	9,088	20,204	3,091,434
Operating (loss)/income	(2,447)	(27,925)	9,410	(11,657)	(32,619)
Total book value assets	702,655	384,256	147,925	72,406	1,307,242
Total net liabilities	620,437	191,370	18,813	275,016	1,105,636
Total investment in intangible/tangible assets	16,059	26,674	13,298	15,581	71,612
Total acquisitions; tangible fixed assets	434	20,447	—	—	20,881
Total depreciation/amortisation expenses/special write down	6,911	45,832	3,997	4,556	61,296
Total share in result participations	694	—	1,046	(2,470)	(730)
Book value participations	8,967	—	10,966	(663)	19,270

30 Geographical segmentation

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2004						
Net sales third parties	1,052,695	3,273,427	1,386,244	23,060	525,223	6,260,649
Total book value assets	342,781	561,646	435,297	2,350	67,514	1,409,588
Total investments intangible/tangible fixed assets	7,403	35,198	17,359	—	185	60,145

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2003						
Net sales third parties	1,151,362	2,793,619	1,127,755	138,897	901,020	6,112,653
Total book value assets	234,624	540,813	419,216	1,953	110,636	1,307,242
Total investments intangible/tangible fixed assets	26,158	44,662	19,654	—	2,019	92,493

31 Financial and commodity instruments

The financial results of Petroplus can be influenced by fluctuations of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Risks of oil price changes

Crude and oil products are subject to significant price fluctuations and the related streams and stocks within Petroplus are significant. The company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The company utilises several commodity instruments to hedge these risks.

Under the new refinery margin hedge program, a large portion of the output of the refineries is hedged through cash flow hedges (crack spreads), in order to secure a positive refining margin.

As per 31 December 2004, the (unrealised) fair value of these crack spreads was EUR 14.9 million positive (31 December 2003: EUR 7.0 million negative), of which EUR 2.8 million is hedged paper positions and EUR 12.1 million physical forward positions traded on a crack basis. The value of these

In thousands of Euro's unless stated otherwise

31 Financial and commodity instruments (Continued)

hedges, which are actually short- to medium-term in nature, represents merely a snapshot of their valuation on the balance sheet date.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. The estimated fair value of these instruments approximates to their book value. The risks related to foreign investments are not hedged.

Interest risks

Petroplus from time to time hedges its interest rate risks, inherent in external debts, with a variable interest rate. On 31 December 2004, no hedges were outstanding (31 December 2003: USD 5.0 million).

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. In the Logistics Division, the risk of bad debts is very small and in most cases Petroplus has a right of retention on the goods stored. Additionally, the counter parties using the services are frequently large and financially sound parties. To strengthen its assessment policy and procedures even further, Petroplus set up a Corporate Credit Committee in the first quarter of 2003.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus has taken out a comprehensive company-wide insurance cover. Damages as a consequence of business interruption are not included in the insurance cover.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates to the fair value.

The fair value of the 10.5% senior notes in the total amount of EUR 225 million as per 31 December 2004 was 104.5% (31 December 2003: 87.5%).

Index to the Interim Condensed Combined Financial Information

Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005 .... F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 .... F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 .... F-87
Notes to the Interim Condensed Combined Financial Information F-88

Ernst & Young

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
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The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
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REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED COMBINED FINANCIAL REPORTING OF PETROPLUS INTERNATIONAL B.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed combined financial reporting for the six months ended June 30, 2006 and June 30, 2005 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This interim condensed combined financial reporting has been prepared for inclusion in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland and is set out on pages F-84 to F-98 in this Offering Circular. The interim condensed combined financial reporting has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed combined financial reporting on the basis of preparation set out in Note 1 to the interim condensed combined financial reporting. Our responsibility is to express a conclusion on the interim condensed combined financial reporting based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim condensed financial information consists of making inquiries, primarily of persons resonsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed combined financial reporting is not prepared, in all material respects, in accordance with the basis of preparation set out in Note 1.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

■ Ernst & Young Accountants is a partnership of private limited liability companies ('professional corporations'), established in Rotterdam.
Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Petroplus International B.V.
Interim Condensed Combined Income Statements
For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue	10	$3,171.9	$2,621.1
Material costs	12	2,974.2	2,658.7
Personnel expenses		50.1	41.4
Operating expenses		35.4	30.6
Depreciation and impairment		19.6	18.1
Other administrative expenses		18.8	16.1
Operating income/(loss)		**73.8**	**(143.8)**
Financial income		13.9	4.7
Financial expense	12	1.8	(53.0)
Foreign currency exchange losses		(0.9)	(0.3)
Share of loss from equity investments		(0.2)	—
Net income/(loss) before income taxes		**88.4**	**(192.4)**
Income tax (expense)/benefit	7	(18.2)	25.2
Net income/(loss)		**$ 70.2**	**$ (167.2)**
Attributable to:			
Equity holders of the parent		$ 70.2	$ (167.2)
Minority interests		—	—
		$ 70.2	$ (167.2)

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Balance Sheets

At June 30, 2006 and December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Non-current assets			
Intangible assets		$ 20.2	$ 11.6
Property, plant and equipment	3	959.5	426.0
Investments in associates		0.4	0.4
Financial assets available for sale		1.9	1.8
Deferred tax asset		7.6	7.8
Other financial assets	11	324.9	251.2
Total non-current assets		1,314.5	698.8
Current assets			
Inventories	4	824.9	481.7
Trade debtors, net		401.7	438.6
Other receivables and prepayments	11	262.8	219.2
Taxes other than company income taxes		2.8	2.0
Company income tax		1.0	0.8
Derivative financial instruments	11	226.2	285.4
Cash and short-term deposits	5, 11	101.3	62.7
Total current assets		1,820.7	1,490.4
Total assets		$3,135.2	$2,189.2
Non-current liabilities			
Interest bearing loans and borrowings	6, 11	709.8	364.3
Investment grants		5.3	—
Employee benefits liability	8	34.1	22.5
Deferred tax liability		121.4	11.5
Provisions for liabilities and charges		24.0	2.3
Total non-current liabilities		894.6	400.6
Current liabilities			
Interest bearing loans and borrowings	6, 11	637.2	151.5
Trade creditors		502.4	651.4
Taxes other than company income taxes		194.0	222.9
Company income tax		8.1	5.4
Derivative financial instruments	11	399.5	485.2
Other payables and accrued expenses		159.8	131.0
Total current liabilities		1,901.0	1,647.4
Shareholders' equity			
Minority shares		0.4	0.4
Equity attributable to shareholders of the parent		339.2	140.8
Total equity		339.6	141.2
Total liabilities and shareholders' equity		$3,135.2	$2,189.2

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Operating activities			
Net income/(loss)		$ 70.2	$(167.2)
Adjustments to reconcile net income/(loss):			
Depreciation of property, plant and equipment		19.6	18.1
Share-based payments	9	—	1.0
Change in provisions		14.1	(26.2)
Changes in working capital:			
Decrease in trade debtors and other receivables		158.7	33.7
Increase in inventories		(26.8)	(174.6)
(Decrease)/increase in derivative financial instruments		(33.4)	239.8
(Decrease)/increase in trade creditors, other payables and accrued expenses		(402.5)	38.1
Interest paid		(26.2)	(17.1)
Interest received		13.9	4.6
Income taxes received		1.4	1.7
Net cash used in operating activities		(211.0)	(48.1)
Investing activities			
Acquisition of subsidiary, net	2	(429.2)	—
Investment in property, plant and equipment	3	(21.9)	(23.2)
Net cash used in investing activities		(451.1)	(23.2)
Financing activities			
Shareholders' contribution (disposal of non-core entities)		157.3	31.3
Repurchase of share options		—	3.3
Increase in short term borrowings		286.3	158.7
Debt repayments		(25.7)	(381.7)
Debt issues		265.5	190.0
Net cash provided by financing activities		683.4	1.6
Net cash flow		21.3	(69.7)
Net foreign exchange differences		17.3	(15.9)
Movement in cash and short-term deposits		38.6	(85.6)
Balance as per January 1,		62.7	139.9
Balance as per June 30,		$ 101.3	$ 54.3

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005

(In millions of US dollars)

	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
		Attributable to equity holders of the parent						
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(9.7)		(9.7)		(9.7)
Net loss recognised directly into equity		—	—	(9.7)	—	(9.7)	—	(9.7)
Net loss for the period					(167.2)	(167.2)		(167.2)
Total recognised income and expense for the period		—	—	(9.7)	(167.2)	(176.9)	—	(176.9)
Shareholders' contribution (disposal of non-core entities)	1				31.3	31.3		31.3
Share-based payments	9				1.0	1.0		1.0
Repurchase of outstanding stock options	9				(3.3)	(3.3)		(3.3)
Balance as per June 30, 2005		$1.5	$230.4	$ 6.0	$(146.5)	$ 91.4	$0.3	$ 91.7
Balance as per January 1, 2006		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2
Translation adjustment				13.4		13.4		13.4
Net income recognised directly into equity		—	—	13.4	—	13.4	—	13.4
Net income for the period					70.2	70.2		70.2
Total recognised income and expense for the period		—	—	13.4	70.2	83.6	—	83.6
Shareholders' contribution (disposal of non-core entities)	1				114.8	114.8		114.8
Balance as per June 30, 2006		$1.5	$230.4	$ 1.6	$ 105.7	$ 339.2	$0.4	$ 339.6

See notes to interim condensed combined financial information

Petroplus International B.V.

Notes to the Interim Condensed Combined Financial Information

For the Six Months Ended and as of June 30, 2006 and 2005

1 Business and basis of preparation for the interim condensed combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products, primarily through wholesale marketing. Petroplus owns and operates three refineries; BRC (Belgium) which was acquired on May 31, 2006, Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity of approximately 295,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities in Europe.

Basis of preparation

The interim condensed combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standard IAS 34, *Interim Financial Reporting* with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Interim condensed combined financial information" section.

The interim condensed combined financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's combined financial information as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed combined financial information are consistent with those followed in the preparation of the Company's combined financial information for the year ended December 31, 2005.

All amounts included in the interim condensed combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

Interim condensed combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the periods ended as of the dates stated.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until the time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the

1 Business and basis of preparation for the interim condensed combined financial information (Continued)

performance of the core business in terms of income statement and balance sheet for the six months ended and as of June 30, 2006 and 2005.

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to equity:

	June 30, 2006	June 30, 2005
Tankstorage facilities*	$ (7.3)	$ —
Milford Haven*	123.3	—
SBI Holding	—	11.4
SPMR	—	15.7
NSP	—	3.0
UK cards business**	—	—
Others	(1.2)	1.2
Total	$114.8	$31.3

* Upon the sale of the tankstorage facilities in Milford Haven and in Germany a total amount of USD 150.8 million was received in cash. The net proceeds amounted to USD 116.0 million (Milford Haven USD 123.3 million gain and Germany USD 7.3 million loss).

** USD 7.7 million cash was received related to the sale of the UK card business in the first half of 2006 but the sale was recorded in the year ended December 31, 2005.

IFRS (specifically, IAS 27) does not provide for exclusion of certain subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein therefore does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical interim condensed combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles are further described in the 2005 Combined Financial Information.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The interim condensed combined financial information was authorized for issuance by the Board of Directors of Petroplus International B.V. on October 6, 2006.

2 Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprises the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized the purchase price allocation will be adjusted at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

2 Acquisition of European Petroleum Holdings N.V. (Continued)

Purchase consideration:

Purchase price	$506.8
Fees	4.4
Total purchase consideration	$511.2

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	$ 511.2	$261.7

Since May 31, 2006, EPH has contributed USD 5.9 million of net income to the Company for the six months ended June 30, 2006.

If the Company had acquired EPH as of January 1, 2006 the total revenues for the six months ended June 30, 2006 would have been approximately USD 1.3 billion higher and the total net income for the six months ended June 30, 2006 would have been approximately USD 47.0 million higher.

3 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 21.9 million (2005: USD 23.2 million), excluding property, plant and equipment acquired through a business combination (see Note 2). There were no significant property, plant and equipment disposals during the six months ended June 30, 2006 and 2005. There were no impairments or reversal of past impairments on property, plant and equipment during the six months ended June 30, 2006 and 2005.

There were no significant commitments for the purchase of additional property, plant and equipment as of June 30, 2006.

4 Inventories

There was no write-down of inventories for the six months ended June 30, 2006 and 2005.

5 Cash and short-term deposits

For the purposes of the interim combined cash flow statement, cash and short-term deposits for the six months ended June 30, 2006, June 30, 2005 and as of December 31, 2005 were as follows:

	June 30, 2006	June 30, 2005	December 31, 2005
Cash	$ 37.8	$28.7	$ 0.8
Short-term deposits	63.5	25.6	61.9
Cash and short-term deposits	$101.3	$54.3	$62.7

6 Interest bearing loans and borrowings

	June 30, 2006	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 23.2	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	113.0	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	88.9	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	24.6	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	238.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	94.8	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	125.5	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$708.5			
Senior Debt (at amortised cost)	$682.7			see above
Finance lease obligation	27.1	5.12%		
Total non current	$709.8			
Current				
Credit facility	$577.7	varies		EURO
Current portion of Senior Debt	6.3	varies		EURO/CHF
Revolving facility	50.2	EURIBOR + 2.50%		USD
Finance lease obligation	3.0	5.12%		
Total current	$637.2			

6 Interest bearing loans and borrowings (Continued)

	December 31, 2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	$364.3			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CHF
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	$151.5			

7 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$ (7.9)	$(1.4)
Adjustments in respect to current income tax of previous years	—	—
Deferred Income tax		
Related to origin and reversal of temporary differences	(10.3)	26.6
Income tax (expense)/benefit	$(18.2)	$25.2
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

8 Employee benefit plans

The group has four defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds. The increase in the employee benefit liability of USD 11.6 million is due primarily to the acquisition of EPH which has its own defined benefit pension plan for its Belgium subsidiaries and an early retirement scheme.

9 Stock Option Plans

During the six months ended June 30, 2005 all of the Company's shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equalled the USD 11.20 (EUR 9.00) per share cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) per share settlement payment per option. In total USD 3.3 million was paid to management and personnel. Under IFRS this is regarded as an acceleration of the vesting. Total expense for share-based compensation plans for the six months ended June 30, 2005 was USD 1.0 million. No further share options are outstanding or have been issued.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The Company is not a seasonal business and as such the additional disclosures required for highly seasonal businesses under IAS 34 are not applicable.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30, 2006	2005
Switzerland	$1,260.0	$ 972.8
United Kingdom	932.1	881.5
The Netherlands	229.8	130.3
Germany	229.3	115.3
Rest of the world	520.7	521.2
Total revenues	$3,171.9	$2,621.1

11 Financial Instruments

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments, that are included in the interim condensed combined financial information.

	June 30, 2006 Carrying amount	June 30, 2006 Fair value	December 31, 2005 Carrying amount	December 31, 2005 Fair value
Financial assets				
Other financial assets	$ 324.9	$ 324.9	$251.2	$251.2
Other receivables and prepayments	$ 262.8	$ 262.8	$219.2	$219.2
Derivative financial instruments:				
Refining margin hedges	$ 111.5	$ 111.5	$ 54.1	$ 54.1
Product hedges	86.3	86.3	229.5	229.5
Foreign exchange hedges	22.2	22.2	0.9	0.9
Interest hedges	5.3	5.3	0.9	0.9
Other hedges	0.9	0.9	—	—
Derivative financial instruments	$ 226.2	$ 226.2	$285.4	$285.4
Cash and short-term deposits	$ 101.3	$ 101.3	$ 62.7	$ 62.7
Financial liabilities				
Interest bearing loans and borrowings	$1,347.0	$1,347.0	$515.8	$515.8
Derivative financial instruments:				
Refining margin hedges	$ 116.0	$ 116.0	$ 97.6	$ 97.6
Product hedges	278.0	278.0	377.3	377.3
Foreign exchange hedges	—	—	9.6	9.6
Interest hedges	—	—	0.7	0.7
Other hedges	5.5	5.5	—	—
Derivative financial instruments	$ 399.5	$ 399.5	$485.2	$485.2

12 Additional income statement disclosures

Material costs

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the six months ended June 30, 2006 the Company recorded a gain of USD 60.5 million (2005: loss of USD 131.3 million) for the commodity instruments.

Financial expense

	For the six months ended June 30, 2006	2005
Interest on long term liabilities	$(12.7)	$ (9.9)
Buy back High Yield Bond	—	(22.9)
Net interest paid/(received) on working capital	(9.2)	(3.6)
Letter of credit charges, commission fees & other finance charges	(8.0)	(6.0)
Foreign currency hedges	30.1	(8.9)
Interest hedges	4.9	—
Finance charges payable under finance leases	(0.7)	(0.9)
Miscellaneous interest expense	(2.6)	(0.8)
Total financial expense	$ 1.8	$(53.0)

13 Related parties

The Group has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As these statements are presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation. Under the combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into and balances with related parties for the relevant financial period:

		For the six months ended June 30,		As of the period ended June 30, and December 31,	
		Sales to related parties	Purchases to related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2006	$ —	$ —	$324.9	$ —
	2005	$ —	$ —	$251.2	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2006	$126.9	$111.9	$ 9.9	$142.1
	2005	$ 44.8	$ 89.8	$ 32.5	$111.2

Transactions with parent company

RIVR is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 Petroplus International granted RIVR a loan which amounted to USD 251.2 million at December 31, 2005. The interest on this loan amounts USD 8.0 million for the six months ended June 30, 2006 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.6 million for the six months ended June 30, 2006 and 2005.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

13 Related parties (Continued)

Compensation of key management personnel

	For the six months ended June 30, 2006	2005
Short term employee benefits	$1.4	$1.0
Profit sharing and bonus related payments	2.6	2.7
Post-employment pension and medical benefits	0.1	0.1
Contributions to defined contribution plans	—	—
Share-based payments	—	0.4
Total compensation of key management personnel	**$4.1**	**$4.2**

Total compensation to key personnel excludes the costs of personnel not related to the core business of the Company. The costs have been excluded from the results and treated as recharged income from related parties. All outstanding exercisable option rights in relation to options granted to key personnel have been cancelled and settled during 2005.

14 Subsequent events

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels. The Company expects this transaction to close in 2007.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure our group by selling our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;

14 Subsequent events (Continued)

- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding our stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties well negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend

14 Subsequent events (Continued)

distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR International B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR International B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report F-100

Consolidated Income Statements for the Years Ended December 31, 2005 and 2004 .... F-101

Consolidated Balance Sheets as of December 31, 2005 and 2004 .... F-102

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 .... F-103

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004 .... F-104

Notes to the Consolidated Financial Statements F-105

Schedules F-140

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We have audited the consolidated financial statements for the years ended December 31, 2005 and 2004 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). The consolidated financial statements have been prepared for inclusion in this Offering Circular on pages F-101 to F-145 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and a fair view of the financial position of the Company as at December 31, 2005 and 2004 and of the result and the cash flows for the years then ended in accordance with International Financial Reporting Standards.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

European Petroleum Holdings N.V.

Consolidated Income Statements

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Revenue	7	$2,267.4	$1,748.2
Materials costs	7	2,039.8	1,585.6
Personnel expenses	7	28.9	25.5
Operating expenses	7	32.5	23.9
Depreciation and amortisation	7	14.2	15.0
Other administrative expenses	7	5.1	7.1
Operating income		146.9	91.1
Financial income	7	0.9	0.3
Financial expense	7	(3.2)	(1.9)
Foreign currency exchange losses		(5.7)	(8.3)
Net income before tax		138.9	81.2
Income tax benefit/(expense)	8	4.7	(1.7)
Net income		$ 143.6	$ 79.5

European Petroleum Holdings N.V.

Consolidated Balance Sheets

As of December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Assets			
Intangible assets	11	$ 8.1	$ 4.5
Property, plant and equipment	10	149.1	158.6
Deferred tax asset	8	5.0	—
Total non-current assets		162.2	163.1
Inventories	12	281.7	109.5
Trade debtors and other receivables	13	138.8	94.8
Securities	14	0.2	0.2
Company income tax		0.4	—
Derivative financial instruments	15	2.4	12.9
Cash and short-term deposits	16	88.4	43.6
Total current assets		511.9	261.0
Total assets		$674.1	$424.1
Liabilities and Shareholders' Equity			
Non-current liabilities			
Interest-bearing loans and borrowings	18	$ 14.1	$ 15.4
Employee benefits	19	10.0	10.5
Deferred tax liabilities	8	0.4	—
Investment grants	21	4.4	2.0
Provisions	20	19.9	28.1
Total non-current liabilities		48.8	56.0
Short-term borrowings	24	112.5	—
Interest-bearing loans and borrowings	18	10.2	47.0
Trade creditors and other payables	22	301.3	147.6
Company income tax		—	0.2
Derivative financial instruments	15	2.4	1.6
Total current liabilities		426.4	196.4
Equity			
Equity attributable to shareholders' of the parent	17	198.9	171.7
Total equity		198.9	171.7
Total liabilities and shareholders' equity		$674.1	$424.1

European Petroleum Holdings N.V.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Cash flows from operating activities			
Net income		$ 143.6	$ 79.5
Adjustments for:			
Depreciation of property, plant and equipment	7	13.6	14.4
Amortisation of intangible assets	7	0.9	0.8
Amortisation of investment grants received	7	(0.3)	(0.2)
Changes in provisions	20	(4.8)	0.4
Income taxes (benefit)/expense	8	(4.7)	1.7
Financial income and expense	7	2.3	1.6
Changes in working capital			
(Increase)/decrease in inventories		(173.0)	29.7
Increase in receivables		(45.4)	(8.2)
Increase/(decrease) in liabilities		64.8	(20.5)
Increase/(decrease) in derivative financial instruments		11.3	(8.8)
Interest paid		(2.3)	(1.6)
Income taxes paid		(0.9)	(1.7)
Net cash provided by operating activities		5.1	87.1
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired	6	(4.9)	—
Acquisition of property, plant and equipment	10	(23.1)	(27.6)
Acquisition of intangibles	11	(1.3)	(2.0)
Net cash used in investing activities		(29.3)	(29.6)
Cash flows from financing activities			
Loans obtained		0.9	7.7
Repayment of loans		(39.5)	—
Increase/(decrease) of bank overdraft		112.5	(51.9)
Dividends paid		(3.5)	—
Net cash provided by (used in) financing activities		70.4	(44.2)
Net increase in cash and cash equivalents		46.2	13.3
Cash and cash equivalents at January 1,		43.6	29.8
Effect of exchange rate fluctuations		(1.4)	0.5
Cash and cash equivalents at December 31,		$ 88.4	$ 43.6

European Petroleum Holdings N.V.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2004	$49.0	$ 0.1	$ —	$ 37.7	$ 86.8
Translation differences	—	—	5.4	—	5.4
Reclassification	—	0.3	—	(0.3)	—
Net income recognised directly into equity	—	0.3	5.4	(0.3)	5.4
Result for the year	—	—	—	79.5	79.5
Total recognised income and expense for the period	—	0.3	5.4	79.2	84.9
Balance at December 31, 2004	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Balance at January 1, 2005	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Translation differences	—	—	(11.9)	—	(11.9)
Reclassification	—	(0.1)	—	0.1	—
Net income recognised directly into equity	—	(0.1)	(11.9)	0.1	(11.9)
Result for the year	—	—	—	143.6	143.6
Total recognised income and expense for the period	—	(0.1)	(11.9)	143.7	131.7
Dividends paid to shareholders	—	—	—	(4.5)	(4.5)
Dividends declared	—	—	—	(100.0)	(100.0)
Balance at December 31, 2005	$49.0	$ 0.3	$ (6.5)	$ 156.1	$ 198.9

1 Business and basis of preparation

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. Since December 2004, 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda ("SHL"). The ultimate controlling party until May 31, 2006 was The Rappaport Family Trust, Hamilton, Bermuda. Until December 31, 2005, no consolidated financial statements were prepared at a level higher than EPH.

The consolidated financial statements of the Company for the year ended December 31, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

These consolidated financial statements were authorised for issue by the directors on August 30, 2006.

Basis of preparation

The consolidated financial statements of the Company have been prepared on a historical cost basis, except for derivative financial instruments and securities which have been measured at fair value. The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS").

All amounts included in the consolidated financial statements and notes are presented in U.S. dollars ("USD") and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

The accounting policies set out below have been applied consistently by all Company entities to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at January 1, 2004 for the purposes of the transition to IFRS.

2 Effects of the adoption of IFRS

The Company has applied IFRS 1 in accordance with International Financial Reporting Standards ("IFRS") 1 *First-time adoption of International Financial Reporting Standards*, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, which is the year ended December 31, 2005. Those accounting policies should comply with each IFRS effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- assume cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognize all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

In accordance with IFRS 1, reconciliations are provided between previously presented 2005 annual report and to IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I.

The accounting principles which are in accordance with IFRS are included in Note 4.

3 Summary of significant judgements and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management

3 Summary of significant judgements and estimates (Continued)

periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, *directly or indirectly, to govern the financial and operating policies of an entity so as to obtain* benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised gains or losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Translation of foreign currencies

The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. Each entity in the company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.23
1 CHF	$0.81	$0.80
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

4 Summary of significant accounting policies (Continued)

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Securities

Investments in securities are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. Fair value is the quoted bid price at the balance sheet date.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other

4 Summary of significant accounting policies (Continued)

assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Other intangible assets

Other intangible assets, including licenses and software, that are acquired by the Company are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill is recognised in the income statement and is expensed as incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. Goodwill is systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Licenses	10 years
Software	5 years

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as

4 Summary of significant accounting policies (Continued)

the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	40 years
Machines & Equipment	5 - 12 years
Other assets	5 - 10 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

4 Summary of significant accounting policies (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

Interest rate swaps

The Company may use interest rate swaps at certain time to fix the variable interest rates on its working capital facilities.

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the consolidated income statement. Interest rate swaps and currency hedges are recorded to financial expense on the consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

4 Summary of significant accounting policies (Continued)

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. *Gains and losses are recognized in income when the loans and receivables are derecognized or* impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For

4 Summary of significant accounting policies (Continued)

investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

4 Summary of significant accounting policies (Continued)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of trade debtors and other receivable or trade creditors and other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only with the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal

4 Summary of significant accounting policies (Continued)

requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates a defined benefit plan in Belgium. The cost of providing benefits under the defined benefit plans is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Other long-term employee benefits

The Company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Company's obligations.

Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these

4 Summary of significant accounting policies (Continued)

benefits. Termination benefits are recognised when the Company is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Profit-sharing and bonus plans

A liability (and corresponding expense) is recognised for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's employees. The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Related party transactions

Transactions between the Company and related parties are disclosed in Note 27, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the consolidated balance sheet and a provision is only recorded when it is expected that the Company will exceed its usage of the emission credits granted.

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities.

Acquisitions and disposals of company companies and equity participations are included within net cash flow from investing activities.

Proceeds from the disposal of non-core activities are included within net cash flow from financing activities.

Dividend distributions are included within net cash flow from financing activities.

Investment grants

Investment grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Company will comply with the conditions attaching to it. Grants that compensate the Company for expenses incurred are recognised as a reduction of other operating expenses in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Company for the cost of an asset are recognised in the income statement as a reduction of depreciation and amortisation expense on a systematic basis over the useful life of the asset.

5 Recently issued standards and interpretations

The Company has not applied the following IFRS and IFRIC interpretations that have been issued but are not yet effective:

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. As the Company is not active in the upstream oil market, IFRS 6 is not relevant to its operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures

5 Recently issued standards and interpretations (Continued)

are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financial statements.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financial statements.

IFRIC 4, *Determining whether an Arrangement contains a Lease* (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (hereinafter: the asset); and (b) the arrangement conveys a right to use the asset. The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

5 Recently issued standards and interpretations (Continued)

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Acquisition of subsidiary

On 15 November 2005, Petrobel N.V. acquired all the shares of Antol N.V. ("Antol") and its subsidiary Jely BVBA ("Jely") for a consideration of USD 5.4 million (EUR 4.7 million). Antol operates eight gas stations and Jely operates one car wash station and one gas station.

The acquisition of Antol had the following effect on the Company's assets and liabilities:

	Carrying amounts	Fair value adjustments	Recognised amounts
Property, plant and equipment	$ 2.2	$ 0.7	$ 2.9
Intangible assets	0.1	—	0.1
Deferred tax assets	—	0.4	0.4
Inventories	0.4	—	0.4
Trade and other receivables	2.1	0.3	2.4
Cash and cash equivalents	0.5	—	0.5
Interest-bearing loans and borrowings	(0.5)	—	(0.5)
Provisions	(0.2)	—	(0.2)
Deferred tax liabilities	—	(0.3)	(0.3)
Trade and other payables	(3.7)	—	(3.7)
Net identifiable assets and liabilities	$ 0.9	$ 1.1	$ 2.0
Goodwill on acquisition			3.8
Consideration paid, satisfied in cash			(5.4)
Consideration payable			$(0.4)
Cash (acquired)			$(0.5)
Net cash outflow			$ 4.9

Goodwill has arisen on acquisition of Antol because anticipated profitable business opportunities associated with Antol did not meet the criteria for recognition as an intangible asset at the date of acquisition.

In the 1½ months to December 31, 2005, Antol contributed no profit to the consolidated income statement for the year. No reliable financial information is available of Antol for the period January 1, 2005 to December 31, 2005.

7 Additional income statement information

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from tank rental, compulsory stock and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 201.3 million (2004: USD 231.9 million).

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 47.9 million (2004: loss of USD 27.8 million) for the commodity instruments.

7 Additional income statement information (Continued)

Personnel expenses

	2005	2004
Salaries and wages	$18.6	$16.4
Social security contributions	7.1	6.8
Pension charges relating to defined benefit schemes	2.8	2.0
Other personnel expenses	0.4	0.3
Total personnel expenses	$28.9	$25.5

Additionally, see below for personnel expenses allocated by department:

	2005	2004
Operations department	$22.2	$20.9
General and administrative department	6.7	4.6
	$28.9	$25.5

Operating expenses

	2005	2004
Deliveries and services	$11.7	$ 8.2
Electricity	6.4	6.0
Water	0.5	0.5
Taxes related to the refinery	6.0	2.5
Insurance of refinery	3.0	2.3
Rentals	1.1	1.0
Other expenses	3.8	3.4
Total operating expenses	$32.5	$23.9

Depreciation and amortisation

	2005	2004
Depreciation	$13.6	$14.4
Amortisation	0.9	0.8
Amortisation of investment grants	(0.3)	(0.2)
Total depreciation and amortisation	$14.2	$15.0

Other administrative expenses

	2005	2004
Rental expense	$0.3	$0.2
Insurance	0.3	0.3
Professional fees	0.8	1.1
Other	3.7	5.5
Total other administrative expenses	$5.1	$7.1

7 Additional income statement information (Continued)

Financial income

	2005	2004
Interest income on time deposits	$0.9	$0.3

Financial expense

	2005	2004
Interest on bank overdraft	$2.9	$0.6
Interest on loan from parent company	0.3	1.3
Total financial expense	$3.2	$1.9

8 Income taxes

Income tax (benefit)/expense recognised in the income statement is as follows:

	2005	2004
Current tax expense		
Current year	$ 0.3	$1.7
	0.3	1.7
Deferred tax (benefit)/expense		
Benefit of tax losses recognised	(5.0)	—
	(5.0)	—
Total income tax (benefit)/expense	$(4.7)	$1.7

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates are as follows:

	2005	2004
Net income before taxation	$138.9	$81.2
Untaxed results	139.9	74.2
Taxable profits/(losses)	$ (1.0)	$ 7.0
Income tax using the Belgian domestic corporation tax rate	$ (0.3)	$ 2.4
Effect of tax rates in foreign jurisdictions (rates decreased)	0.7	—
Tax exempt income	(1.2)	—
Utilisation of previously unrecognised tax losses	(4.1)	(0.9)
Losses for which no deferred tax asset was recognised	—	0.1
Other	0.2	0.1
	$ (4.7)	$ 1.7

The results of the Company and its subsidiary on the Cayman Islands are not taxed. Accordingly, it was not considered meaningful to include the results of these companies in the reconciliation of the effective tax rate.

Since the most significant operating companies are resident in Belgium (with a tax rate of 34.0% in 2005 and 2004) and holding companies are resident in the Netherlands (with a tax rate of 30.5% in 2005 and 31.5% in 2004), the Belgian tax rate was applied.

No deferred tax was recognised directly in equity during 2005 and 2004.

8 Income taxes (Continued)

Recognised deferred tax assets and liabilities are attributable to the following:

	2005	2004
Tax loss carry forward (asset)	$ 5.0	$—
Temporary differences relating to property, plant and equipment	(0.4)	—
	$ 4.6	$—

The deferred tax receivables concern the recognised part of available tax loss carry-forwards. It is expected that approximately USD 1.1 million of this receivable will be utilised within one year (2004: nil).

The two subsidiaries to which the deferred tax asset relates of USD 5.0 million as at December 31, 2005 both suffered a loss in 2005. In view of an existing arrangement with other subsidiaries and the forecasted results, management is of the opinion that it is probable that future taxable profit will be available against which the tax asset of USD 5.0 million can be utilised.

The following deferred tax assets have not been recognised:

	2005	2004
Tax on deductible temporary differences	$ 1.4	$ 1.6
Tax on taxable losses recognised in tax returns	3.7	0.8
Tax on taxable losses not yet recognised in tax returns	11.0	18.0
	$16.1	$20.4

The tax losses recognised in tax returns (gross amount 2005: USD 10.9 million, 2004: USD 2.5 million) and the deductible temporary differences (gross amount USD 4.1 million, 2004: USD 4.9 million) do not expire under current tax legislation. The deductible temporary differences primarily relate to employee benefits provisions. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.

The tax losses not yet recognised in tax returns may become deductible in future periods (gross amount 2005: USD 34 million and 2004: USD 55 million). Since it is uncertain whether this will be the case, the tax asset related to this is not recognised.

Movements in deferred tax assets and liabilities are as follows:

	2005	2004
Carrying value beginning of year	$ —	$—
Loss carry forward recognised during 2005	5.0	—
Deferred tax assets and liabilities acquired via a business combination	0.1	—
Translation differences	(0.5)	—
Carrying value end of year	**$ 4.6**	**$—**

9 Segment information

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the

9 Segment information (Continued)

Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Revenue from external customers		
Europe	$1,890.6	$1,325.7
North America	240.4	276.7
Latin America and Caribbean	79.2	38.8
Africa and Asia	57.2	107.0
	$2,267.4	$1,748.2
Segment assets		
Belgium	$ 420.8	$ 311.9
Other	253.3	112.2
	$ 674.1	$ 424.1

Virtually all non-current assets are located in Belgium. Accordingly, the capital expenditures of USD 25.7 million (2004: USD 29.6 million) also relate to these assets.

10 Property, plant and equipment

Movements in property, plant and equipment can be presented as follows:

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Cost	$10.8	$ 301.5	$ 4.5	$36.4	$ 353.2
Depreciation and impairment losses	(9.0)	(206.8)	(3.7)	—	(219.5)
Carrying value at January 1, 2004	**$ 1.8**	**$ 94.7**	**$ 0.8**	**$36.4**	**$ 133.7**

10 Property, plant and equipment (Continued)

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Changes in carrying value:					
Acquisitions	$ 0.2	$ 0.1	$ —	$ 27.3	$ 27.6
Transfers	—	29.2	(0.1)	(29.1)	—
Depreciation charge for the year	(0.2)	(14.0)	(0.2)	—	(14.4)
Translation differences	0.1	8.9	—	2.7	11.7
Total movements	0.1	24.2	(0.3)	0.9	24.9
Balance:					
Cost	$ 11.9	$ 357.4	$ 4.3	$ 37.3	$ 410.9
Depreciation and impairment losses	(10.0)	(238.5)	(3.8)	—	(252.3)
Carrying value at December 31, 2004	$ 1.9	$ 118.9	$ 0.5	$ 37.3	$ 158.6
Changes in carrying value:					
Acquisitions through business combinations	$ 1.4	$ 1.4	$ 0.1	$ —	$ 2.9
Other acquisitions	—	0.3	3.0	20.8	24.1
Transfers	0.1	40.3	0.2	(40.6)	—
Disposals	—	(0.1)	—	(0.9)	(1.0)
Depreciation charge for the year	(0.2)	(13.3)	(0.1)	—	(13.6)
Translation differences	(0.3)	(17.4)	(0.3)	(3.9)	(21.9)
Total movements	1.0	11.2	2.9	(24.6)	(9.5)
Balance:					
Cost	$ 12.2	$ 351.4	$ 8.0	$ 12.7	$ 384.3
Depreciation and impairment losses	(9.3)	(221.3)	(4.6)	—	(235.2)
Carrying value at December 31, 2005	$ 2.9	$ 130.1	$ 3.4	$ 12.7	$ 149.1

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Leased plant and machinery

The Company leases a catalyst under a finance lease agreement. At the end of the lease the Company has the option to purchase the equipment at a beneficial price. At December 31, 2005, the net carrying amount of leased plant and machinery was USD 2.8 million (2004: nil). The leased equipment secures lease obligations, see Note 18.

Security

The Company is required to mortgage the refinery (with a book value of approximately USD 125 million) at the first request of two financial institutions to a maximum amount of USD 10.1 million (EUR 8.5 million). Furthermore, the Company has committed itself not to further mortgage the refinery. The future proceeds under a business interruption policy have been ceded to these two financial institutions. The loans to which this relates are disclosed in Note 18.

Property, plant and equipment under construction and prepayments

This includes spare parts with a book value of USD 2.4 million (2004: USD 2.7 million) and the tank refurbishment program of USD 3.2 million (2004: USD 3.4 million). The total isomerisation unit

10 Property, plant and equipment (Continued)

which was under construction as at December 31, 2004 (USD 27.2 million) was put into use during 2005.

Commitments

Purchase and capital commitments at December 31, 2005 amount to approximately USD 6.3 million or EUR 5.3 million (2004: USD 8.0 million or EUR 5.9 million).

Capitalised interest

The book value of capitalised interest amounted to USD 0.8 million (2004: USD 0.7 million). No interest was capitalised during 2005 and 2004.

11 Intangible assets

The movements in intangible fixed assets can be presented as follows:

	Goodwill	Licenses	Software	Prepayments	Total
Cost	$ —	$ 0.9	$ 4.0	$ 0.9	$ 5.8
Amortisation and impairment losses	—	(0.7)	(2.0)	—	(2.7)
Carrying value at 1 January 2004	—	0.2	2.0	0.9	3.1
Changes in carrying value:					
Acquisitions	$ —	$ —	$ 1.5	$ 0.5	$ 2.0
Amortisation charge for the year	—	(0.1)	(0.7)	—	(0.8)
Translation differences	—	—	0.1	0.1	0.2
Total movements	—	(0.1)	0.9	0.6	1.4
Balance:					
Cost	—	0.9	6.0	1.5	8.4
Amortisation and impairment losses	—	(0.8)	(3.1)	—	(3.9)
Carrying value at December 31, 2004	$ —	$ 0.1	$ 2.9	$ 1.5	$ 4.5
Changes in carrying value:					
Acquisitions through business combinations	$ 3.8	$ 0.1	$ —	$ —	$ 3.9
Other acquisitions	—	0.1	0.9	0.6	1.6
Amortisation charge for the year	—	(0.1)	(0.8)	—	(0.9)
Disposals	—	—	(0.3)	—	(0.3)
Translation differences	(0.2)	—	(0.4)	(0.1)	(0.7)
Total movements	3.6	0.1	(0.6)	0.5	3.6
Balance:					
Cost	$ 3.6	$ 0.9	$ 5.0	$ 2.0	$11.5
Amortisation and impairment losses	—	(0.7)	(2.7)	—	(3.4)
Carrying value at December 31, 2005	$ 3.6	$ 0.2	$ 2.3	$ 2.0	$ 8.1

11 Intangible assets (Continued)

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Prepayments

This represents amounts paid for acquired software that is under development and not yet in use.

Goodwill impairment test for Antol N.V.

Budgeted operating results—The basis to determine the value assigned to the budgeted operating results is the average operating results achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. The total potential amount that could be impaired as of December 31, 2005 was USD 3.6 million.

12 Inventories

	2005	2004
Inventories of crude oil and products inventories	$194.3	$ 91.9
Refinery raw materials	3.3	3.5
Stocks in transit	21.7	4.4
Crude oil in storage	62.4	9.7
	$281.7	$109.5

The majority of crude oil and products inventories were pledged in favour of credit institutions. The write down of inventories to lower realisable value amounted to USD 4.7 million (2004: USD 3.5 million).

13 Trade debtors and other receivables

	2005	2004
Trade debtors	$116.5	$92.0
Receivables from shareholders	8.2	1.0
Other receivables	9.5	0.1
Investment grants receivable	2.9	0.2
Prepayments	1.7	1.5
	$138.8	$94.8

Trade receivables are shown net of impairment losses amounting to USD 0.1 million (2004: USD 0.1 million). The charge to the 2005 income statement amounted to USD 0.1 million (2004: USD 0.1 million) and is included in general and administrative expenses.

The receivable from the shareholder as at December 31, 2005 includes an amount of USD 6.2 million relating to the sale of PINC (see note 27). Furthermore, an advance of USD 2.0 million is also included in this caption. The receivable at the end of 2004 of USD 1.0 million was settled in full with the declared dividend of USD 4.5 million in respect of the year 2004.

Investments grants receivable relate to the investment in the total isomerisation plant.

13 Trade debtors and other receivables (Continued)

Other receivables include an advance of USD 4.5 million to the Belgian government for heating oil discounts (2004: nil) and a VAT receivable of USD 2.1 million (2004: nil).

Substantially all trade receivables have been pledged as collateral for liabilities to credit institutions.

14 Securities

Securities represent zero-coupon bonds and are pledged as security for a bank guarantee.

15 Derivative financial instruments

These can be summarised as follows:

	2005	2004
Assets		
Unrealised gains on futures contracts	$—	$ 7.5
Unrealised gains on petroleum swap contracts	2.4	2.0
Unrealised gains on forward foreign exchange contracts	—	3.4
	$2.4	$12.9
Liabilities		
Unrealised losses on futures contracts	$1.8	$ —
Unrealised losses on petroleum swap contracts	0.3	1.6
Unrealised losses on forward foreign exchange contracts	0.3	—
	$2.4	$ 1.6

The notional amounts of these instruments are as follows:

	2005	2004
Purchases		
Futures contracts—long positions	$ —	$ 63.0
Swap contracts	65.9	13.8
Purchase of EUR (and sale of USD)	36.0	25.0
Purchase of USD (and sale of EUR)	31.1	32.0
	$133.0	$133.8
Sales		
Futures contracts—short positions	$222.9	$108.4
Swap contracts	79.9	24.5
	$302.8	$132.9

The Company uses futures contracts quoted on the NYMEX and the IPE both for managing its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for a specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the futures contract value are settled daily. Futures contracts have little counterparty credit risk because the counterparties are futures exchanges.

16 Cash and short-term deposits

	2005	2004
Bank balances	$14.7	$39.8
Call deposits	56.8	5.6
Cash margins with futures brokers	16.9	(1.8)
	$88.4	$43.6

Call deposits mature in January 2006 and 2005 respectively.

Of these balances USD 11.2 million (2004: USD 31.3 million) was pledged to banks as collateral for letters of credit, guarantees or loans. These funds are available on demand to the extent that the Company respects its collateral and equity commitments to its bankers. Any unpledged funds are available on demand.

17 Equity

Share capital

The Company's authorised capital amounts to USD 75 million and is comprised of 75 million ordinary shares of USD 1.00 each, of which 48,961,000 shares have been issued.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Other reserve

This represents reserves of subsidiaries that are not distributable under local legislation.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation as from January 1, 2004 of the Company's investment in non-USD denominated subsidiaries.

Dividends

An interim-dividend of USD 100 million was declared on December 27, 2005. This dividend was paid on February 27, 2006. A dividend of USD 4.5 million was declared in February 2005, which for USD 1.0 million was paid via offsetting a receivable of USD 1.0 million and a cash payment of USD 3.5 million on February 22, 2005.

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2005 and 2004

18 Interest-bearing loans and borrowings

	2005	2004
Non-current liabilities		
Debts to credit institutions	$11.1	$13.7
Finance lease	2.4	—
Debt to Electrabel	—	1.3
Other	0.6	0.4
	$14.1	$15.4

	2005	2004
Current liabilities		
Shareholder loan	$ —	$39.5
Debts to credit institutions	8.6	5.9
Finance lease	0.4	—
Debt to Electrabel	1.1	1.6
Other	0.1	—
	$10.2	$47.0

Debts to credit institutions

These debts mainly represent two loans to finance the construction of the total isomerisation unit at the refinery. The loans are to be repaid by March 31, 2008 in (quarterly and monthly) installments.

The security for a loan of USD 7.6 million (2004: USD 11.6 million) is disclosed in Note 10. For this loan, one of the Company's subsidiaries is required to maintain a minimum shareholders' equity.

Security for a loan of USD 11.6 million (2004: USD 8.0 million) is disclosed in Note 10. In addition, the Company maintains a blocked deposit of USD 1.2 million (2004: USD 1.4 million) with the institution that provided the loan. This is included in cash and cash equivalents.

Bank loans of USD 0.5 million (2004: nil) are secured via a mortgage over land and buildings with a book value of USD 1.9 million.

Finance lease

The finance lease liability, which carries interest of 3.8% per annum, relates to the acquisition of the catalyst equipment and is payable as follows:

	Total	Interest	Principal
Less than one year	$0.5	$0.1	$0.4
Between one and five years	2.6	0.2	2.4
	$3.1	$0.3	$2.8

Shareholder loan

The loan from the former shareholder (NPL, see Note 27) was granted for an initial period of one year, commencing in November 2003, with an interest rate of USD LIBOR + 1.375% per annum. As at December 31, 2004, the outstanding balance of this loan of USD 39.5 million is classified as a current liability. The loan was repaid during 2005.

Currency and interest rates

All loans are denominated in EUR, except for the shareholder loan which is a USD loan.

18 Interest-bearing loans and borrowings (Continued)

The effective interest rate as at December 31, 2005 is 4.22% (2004: 4.23%). All loans carry floating interest, except for the Electrabel loan which is fixed at 6%.

19 Employee benefits

Defined benefit scheme

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

Obligations under the early retirement scheme are recognised to the extent that it is expected that employees will participate in this scheme during the current collective labour agreement, which runs until December 31, 2006.

	2005	2004
Present value of unfunded obligations	$ 5.9	$ 5.6
Present value of funded obligations	10.2	10.5
Fair value of plan assets	(5.8)	(5.7)
Present value of net obligations	10.3	10.4
Unrecognised actuarial gains and losses	(0.3)	0.1
Total employee benefits	**$10.0**	**$10.5**

Movement in the net liability for defined benefit obligations in the balance sheet:

	2005	2004
Net liability for defined benefit obligations at January 1,	$10.5	$ 9.6
Contributions paid	(0.9)	(0.9)
Early retirement paid	(0.9)	(1.0)
Expense recognised in the income statement (see below)	2.8	2.0
Translation difference	(1.5)	0.8
Net liability for defined benefit obligations at December 31,	**$10.0**	**$10.5**

Expense recognised in the income statement:

	2005	2004
Current service costs	$ 2.4	$ 1.6
Interest on obligation	0.6	0.6
Expected return on plan assets	(0.2)	(0.2)
	$ 2.8	$ 2.0
Actual return on plan assets	**$ 0.2**	**$ 0.2**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005	2004
	%	%
Discount rate at December 31,	4.25	4.50
Expected return on plan assets at December 31,	4.62	4.68
Future salary increases	3.44	3.44
Future pension increases	2.00	2.00

20 Provisions

	Claims	Environmental remediation	Total
Balance at January 1, 2005	$ 5.4	$22.7	$28.1
Provisions made during the year	0.2	—	0.2
Provisions released during the year	(1.3)	—	(1.3)
Payments made during the year	(3.5)	—	(3.5)
Translation differences	(0.5)	(3.1)	(3.6)
Balance at December 31, 2005	$ 0.3	$19.6	$19.9

The provisions are all classified as non-current.

Claims

The provision for claims mainly related to a court case with the Belgian authorities regarding value-added tax and excise duties. The full amount as claimed and accrued interest thereon was paid to the Belgian authorities during the year, but without admission of fault.

Environmental remediation

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation was carried out in 2005 by independent specialists in order to define the boundaries of the contaminated spots. Based on the result of the investigation, a provision for soil remediation costs of USD 21.0 million (EUR 16.7 million) has been set up as of January 1, 2004.

It is not yet known when the remediation will be started. The amount recognised is the current estimate of the costs. It is assumed that the effect of discounting the provision is equal to the future price increases of the remediation costs.

21 Investment grants

The changes in the investment grants can be specified as follows:

	2005	2004
Carrying amount as at January 1,	$ 2.0	$ 2.1
Recognised during the year	3.1	—
Released to the income statement	(0.3)	(0.2)
Translation differences	(0.4)	0.1
Carrying amount as at December 31,	**$ 4.4**	**$ 2.0**

22 Trade creditors and other payables

	2005	2004
Dividend payable	$100.0	$ —
Excise duties payable	6.5	12.5
Other taxes and social security contributions payable	9.0	8.9
Amounts due to related parties	—	0.7
Trade creditors	180.6	117.0
Non-trade payables and accrued expenses	5.2	8.5
	$301.3	$147.6

22 Trade creditors and other payables (Continued)

Included in trade payables are amounts for demurrage claims payable of USD 0.6 million (2004: USD 3.5 million).

23 Risk management and financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company's business. Derivative financial instruments are used to manage exposure to fluctuations in commodity prices and fluctuations in foreign exchange rates. The Company controls the price risks according to clear delegations of authority. The price risks related to inventories, sale and purchase of crude, refined products and refining margins. The Company uses several commodity instruments to manage these risks.

Commodity price risk

Market risk is the risk that changes in commodity prices of crude oil and refined products will make an instrument less valuable or more onerous. Derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect the income statement. On a daily basis, the Company monitors its commodity exposure (physical products, futures and swaps) and ensures that the net exposure is kept to an acceptable level, which cannot exceed the limits which are set by the Board of Directors, by buying or selling financial instruments.

Foreign exchange risk

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the USD. The currencies giving rise to this risk are primarily EUR and to a lesser extent CHF. A subsidiary hedges its EUR-denominated trade receivables by entering into spot or very short-term forward exchange contracts against the USD. Another subsidiary hedges most of its EUR denominated payables by entering into foreign currency exchange contracts with a maturity of less than 12 months. Other monetary assets and liabilities held in currencies other than the USD are not hedged.

As per December 31, 2005 and 2004 respectively, the Company had hedged its foreign exchange exposure for up to June 2006 and June 2005 respectively, through the use of forward foreign exchange contracts for the first six months of 2006 and 2005 respectively. All the forward exchange contracts entered into as of December 31, 2005 and 2004 are recognised at fair value and all changes in market conditions directly affect the income statement.

The changes in fair value of the forward contracts and the foreign exchange gains and losses relating to monetary items are recognised as foreign exchange gains and losses. The fair value of forward exchange contracts at December 31, 2005 was USD 0.3 million (2004: USD 3.4 million) recognised in derivative financial instruments see Note 15.

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit over a certain amount. The Company requires a letter of credit or guarantees issued by reputable banks for transactions with customers that do not have a sufficient credit quality.

Transactions involving derivative financial instruments are with counterparties with part of whom the Company has a signed International Swap Dealers Association ("ISDA") master agreement or a netting agreement via contract confirmation. Counterparties either have sound credit ratings or have

23 Risk management and financial instruments (Continued)

provided letters of credit or guarantees issued by reputable banks. Given these measures, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

The majority of the Company's financial assets and liabilities are non-interest bearing and as a result the Company is not subject to significant amounts of risk due to the fluctuations in the prevailing levels of market interest rates. Cash and short-term deposits earn current short-term market rates. Short-term and long-term borrowings are subject to market-related rates. The Company does not enter into interest rate swap agreements.

Income-earning financial assets and interest-bearing financial liabilities have a book value which is equal to the market value, because the interest is floating and based on Euribor or USD LIBOR. The financial lease agreement was entered into in October 2005 see Note 18 and therefore its fair value at the end of the year can be assumed to be equal to its net carrying amount.

Fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments:

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related-party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the Company's positions in crude oil and refined oil products futures and swap contracts are based upon commodity exchange settlement prices or brokers' representative prices. The outstanding notional amounts of the underlying contracts are included in Note 15 under "Futures contracts—long positions", "Futures contracts—short positions" and "Swap contracts".

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Derivatives

Forward exchange contracts are marked to market using listed market prices. Futures are marked to market based on upon commodity exchange settlement prices. Short-term swaps are marked to market based on independent market price sources such as Argus or Platts. For longer-term swaps, which cannot be based on these independent market price sources, input from specialised brokers is used to determine the market value.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

23 Risk management and financial instruments (Continued)

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements.

Trade and other receivables/payables

For receivables/payables with a remaining payment term of less than one year, the notional amount is deemed to reflect the fair value.

24 Credit facilities

Trade finance facilities

The Company has uncommitted lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for swap counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the majority of cash balances and deposits are pledged. Short-term bank loans bear interest at 1.25% - 1.50% per annum over LIBOR.

As at December 31, 2005, the Company had been granted trade finance facilities amounting to USD 460 million (2004: USD 370 million). At that date these facilities were utilised as follows:

	2005	2004
Open letters of credit	$247.2	$165.4
Bank guarantees	4.0	—
Working capital facility	109.8	—
Total trade finance lines utilisation	$361.0	$165.4

These facilities have been provided to one of the Company's subsidiaries under the condition that the invested capital of the branch of this subsidiary is at least equal to USD 25 million.

Other credit facilities

As at December 31, 2005, in addition to trade finance facilities, the Company had been granted credit facilities amounting to USD 28.6 million or EUR 24.2 million (2004: USD 38 million or EUR 28 million). At that date these facilities were utilised as follows:

	2005	2004
Debts to credit institutions and finance lease (see note 18)	$22.5	$19.7
Working capital facility	0.2	—
Excise and other guarantees	1.7	0.5
	$24.4	$20.2

These loans and guarantees were secured by guarantees and pledges of certain current assets and mandates to mortgage the refinery.

25 Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain subsidiaries, which the Company disputes. Although the outcome of

25 Off-balance sheet commitments (Continued)

these disputes cannot be predicted with any certainty, management believes, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the Company amounted to approximately USD 8.5m or EUR 7.2 million (2004: USD 25.5 million or EUR 18.7 million), mainly in favour of tax and excise authorities.

In addition to the security disclosed in Notes 10 and 18, the Company has provided security over the credit facilities extended to one of its subsidiaries for an amount of approximately USD 13.1 million or EUR 11.1 million (2004: USD 15.1 million or EUR 11.1 million) for the construction of a total isomerisation unit. In 2004, the Company also gave a guarantee to the main contractor for the construction of this unit which was cancelled in 2005.

Other commitments

Following a tender from Russian oil producer TNK-BP, in late 2005 the Company entered into a term supply contract for the purchase from TNK-BP of up to four cargoes of "Urals" crude oil per month, the actual number being decided by the seller, for the whole of 2006. The price to be paid is based on the monthly average market price at the moment of shipment. The average size of each "Urals" cargo is expected to be around 100,000 metric tons each.

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. In the event the Company is sold by its shareholders (which occurred on May 31, 2006), the retention bonus is paid three months later (August 31, 2006). If all conditions of the Plan are met, the total amount to be paid is estimated at USD 2.6 million.

Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2005	2004
Less than one year	$0.4	$0.3
Between one and five years	1.5	1.2
More than five years	0.9	0.1
	$2.8	$1.6

In addition, the Company has a long-term obligations in respect of the long-term lease of land on which the Antwerp refinery is built, amounting to USD 29.1 million or EUR 24.7 million (2004: USD 34.5 million, or EUR 25.3 million) up to the year 2047 (USD 0.8 million or EUR 0.6 million per annum). The Company is obliged to return the land in its original condition.

The Company leases a number of storage facilities and tank stations under operating leases. The leases run for a period of 5 to 16 years, with in most cases an option to renew the lease at the end. Lease payments are increased every five years to reflect market rentals. None of the leases includes contingent rentals.

The Company leases storage facilities for a maximum period of 7 months after December 31, 2005 (2004: ditto). Lease payments are dependent on the volume stored and processed.

During the year ended December 31, 2005, USD 1.2 million was recognised as an expense in the income statement in respect of operating leases (2004: USD 1.4 million).

25 Off-balance sheet commitments (Continued)

CO2 emission rights

The Company received CO2 emission rights for the years 2005 until 2007. As at December 31, 2005, 37% of these rights have been used. No provision has been formed as at December 31, 2005, since it will not become apparent until December 31, 2007 whether the Company will have used more rights than it has been awarded.

26 Subsidiaries

	Country of Incorporation	Ownership Interest 2005	Ownership Interest 2004
		%	%
European Petroleum Corporation (EPC) B.V.	Netherlands	100	100
European Petroleum Trading (EPT) B.V.	Netherlands	100	100
Petrotrade B.V.	Netherlands	100	—
Belgian Refining Corporation N.V.	Belgium	100	100
Petrobel N.V.	Belgium	100	100
EP Plant N.V.	Belgium	100	100
Antol N.V.	Belgium	100	—
Jely BVBA	Belgium	100	—
EP Services S.A.	Switzerland	—	100
Petrotrade, Inc.	Cayman Islands	—	100
Petrotrade N.V.	Netherlands Antilles	100	100

European Petroleum Trading (EPT) B.V. was called European Petroleum Finance (EPF) B.V. until April 20, 2004. Petrotrade B.V. has a branch in Geneva, Switzerland. See Note 6 for details of the acquisition of Jely BVBA and Antol N.V. For details regarding EP Services and Petrotrade Inc., see Note 27.

27 Related parties

Identity of related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

Company restructuring

In December 2004, the parent company at that time, National Petroleum Limited, Hamilton, Bermuda ("NPL"), transferred its shareholding in the Company to SHL. NPL and SHL were at that time ultimately controlled by Mr. Bruce Rappaport. Also in December 2004, loans granted by NPL were assumed by SHL. In 2005, SHL became controlled by The Rappaport Family Trust, Hamilton, Bermuda.

On July 20, 2005, a new Dutch company Petrotrade B.V., was incorporated and a branch registered in Geneva, Switzerland, to carry out the Company's supply and trading activities as from November 1, 2005.

Petrotrade Inc. ("PINC") ceased its supply and trading activities for the Company on October 31, 2005 and was sold to SHL, the Company's shareholder as at December 31, 2005. EP Services S.A., which had previously carried out administrative services for the Company, ceased these activities on October 31, 2005 and was sold to a third party as of December 31, 2005. Both companies were sold at net asset value. The amount due to the Company for the sale of PINC (USD 265.2 million) is included in accounts receivable in the amounts due from the shareholder and is set off against amounts

27 Related parties (Continued)

advanced by PINC to EPH during the year ended December 31, 2005 of USD 259.0 million in respect of dividends to be declared, which leaves a net balance of USD 6.2 million, which was paid in February 2006. The amount receivable for the sale of EP Services S.A. (USD 0.4 million) is included in other accounts receivable and was received in cash after year-end.

The results of the operations for the year 2005 for both companies are fully consolidated. As a consequence of the sale of the companies at December 31, 2005, their assets and liabilities at that date are not included in the consolidated balance sheet.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	2005	2004
Short-term employee benefits	$1.9	$1.5
Post-employment benefits	0.1	0.1
	$2.0	$1.6

Total remuneration is included in personnel expenses.

Other related party transactions

	2005	2004
Transactions		
Sales to West Indies Oil Corporation	$ 79.3	$26.5
Purchase of services from Petrotrade SAM	$ (2.0)	$(2.5)
Sale of Petrotrade Inc. to SHL	$265.2	$ —
Repayment of loan from NPL	$ 43.3	$ —
Interest expense on loan to NPL	$ 0.3	$ 1.3

	December 31, 2005	December 31, 2004
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$6.2	$ —
Advance due from SHL	$2.0	$ 1.0
Amount due to Petrotrade SAM	$ —	$(0.3)
Amount due to NPL	$ —	$(0.4)
Shareholder's loan payable to NPL	$ —	$39.5

West Indies Oil Corporation is controlled by NPL and Petrotrade SAM is controlled by Mr. Bruce Rappaport.

Equity Trust (Curaçao) N.V. is a director of the Company and also renders administrative and secretarial services to the Company.

28 Number of employees

During the year, the average number of employees in the Company, converted into full-time equivalents, amounted to 221 (2004: 229).

28 Number of employees (Continued)

This staff group (average number of people) can be divided into the following staff categories:

	2005	2004
Selling	7	6
Management and administration	36	37
Refining	73	73
Maintenance	25	28
Technical services and safety	21	22
Blending and dispatch	59	63
	221	229

29 Subsequent events

There have been no material events between December 31, 2005 and the date of issuance of these financial statements that would require adjustment or disclosure in these financial statements, other than those listed below

On May 31, 2006, the Company's shares were sold by SIIL to Petroplus Antwerpen II B.V., a subsidiary of RIVR Acquisition B.V., a private limited liability company. In 2006, in connection with the sale of the Company, certain employees were promised a bonus upon completion of the signing of the Sale and Purchase Agreement. In June 2006, an amount of USD 8.1 million was paid to these employees. This will be recorded as an expense in the Company's 2006 financial statements. It is expected that the Geneva office will be closed down in connection with the sale of the Company.

Schedule 1

Reconciliation of the balance sheet

	Notes	Jan. 1, 2004 Dutch GAAP	Jan. 1, 2004 Effect of transition to IFRS	Jan. 1, 2004 IFRS	Dec. 31, 2005 Dutch GAAP	Dec. 31, 2005 Effect of transition to IFRS	Dec. 31, 2005 IFRS
Assets							
Intangible assets	a, c, d	$ 0.2	$ 2.9	$ 3.1	$ 3.9	$ 4.2	$ 8.1
Property, plant and equipment	a, b	134.3	(0.6)	133.7	151.0	(1.9)	149.1
Deferred tax assets	e	—	—	—	—	5.0	5.0
Total non-current assets		134.5	2.3	136.8	154.9	7.3	162.2
Inventories	b, f, g	145.1	(6.5)	138.6	306.2	(24.5)	281.7
Trade creditors and other receivables	c	81.9	—	81.9	143.8	(5.0)	138.8
Securities		0.2	—	0.2	0.2	—	0.2
Company income tax	f	—	—	—	—	0.4	0.4
Derivative financial instruments	g, h	—	6.4	6.4	—	2.4	2.4
Cash and short-term deposits	g	24.2	5.6	29.8	71.5	16.9	88.4
Total current assets		251.4	5.5	256.9	521.7	(9.8)	511.9
Total assets		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1
Liabilities and Shareholders' equity							
Interest-bearing loans and borrowings	d, j	$ 49.4	$(43.3)	$ 6.1	$ 13.8	$ 0.3	$ 14.1
Employee benefits	k	5.0	4.6	9.6	10.4	(0.4)	10.0
Deferred tax liabilities		—	—	—	0.4	—	0.4
Investment grants		2.1	—	2.1	4.4	—	4.4
Provisions	m	4.6	21.0	25.6	19.9	—	19.9
Total non-current liabilities		61.1	(17.7)	43.4	48.9	(0.1)	48.8
Short term borrowins		51.9	—	51.9	112.5	—	112.5
Interest-bearing loans and borrowings	d, j	9.4	43.3	52.7	10.1	0.1	10.2
Trade creditors and other payables	d	154.8	—	154.8	301.9	(0.6)	301.3
Company income tax		0.2	—	0.2	0.2	(0.2)	—
Derivative financial instruments	g	—	3.9	3.9	—	2.4	2.4
Total current liabilities		216.3	47.2	263.5	424.7	1.7	426.4
Equity							
Equity attributable to shareholders' of the parent	i, n	108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total equity		108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total liabilities and shareholders' equity		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1

Notes to the reconciliation of the balance sheet

(a) Under Dutch GAAP, software (incl. software under development) was classified as property, plant and equipment, whereas under IFRS this is presented as intangibles. The effect is to decrease Property plant and equipment and to increase Intangible assets by USD 3.0 million at January 1, 2004 and by USD 4.3 million at December 31, 2005.

(b) Under Dutch GAAP, spare parts were recognised as inventories. Under IFRS, they are classified as property plant and equipment under construction and prepaid. The effect is to increase Property plant and equipment and to decrease Inventories by USD 2.4 million at January 1, 2004 and by USD 2.4 million at December 31, 2005.

(c) Under Dutch GAAP, share issue costs of subsidiaries were recognised as intangibles. Since these costs were not related to equity increases of the Company, under IFRS they are expensed when incurred. An amount of USD 0.1 million was written down from Intangible assets and charged to Retained earnings at January 1, 2004. In 2005, an amount of USD 0.1 million was credited to Depreciation and amortisation and charged to Retained earnings.

(d) Under Dutch GAAP, the cost of acquisitions was determined using the nominal value of the consideration payable. Under IFRS, the future amounts payable are discounted, which resulted in a reduction of Goodwill and non-current Interest bearing loans of USD 0.2 million at December 31, 2005. Under Dutch GAAP, the future amounts payable of USD 0.6 million were classified as Trade and other payables, whereas they are classified as Interest bearing liabilities under IFRS (USD 0.5 million non-current and USD 0.1 million current). Under previous GAAP, goodwill was amortised, which is discontinued under IFRS. The effect is to increase Goodwill at December 31, 2005 and to reduce Depreciation and amortisation expense by USD 0.1 million in 2005.

(e) Under Dutch GAAP, deferred tax assets were recognised as Receivables under current assets. Under IFRS, they are classified as non-current assets. The effect is to increase Deferred tax assets and to decrease Receivables by USD 5.0 million at December 31, 2005.

(f) Under Dutch GAAP, inventories were measured at market value. Under IFRS, the Company has adopted a policy that measures cost on the basis of a first-in first-out ("FIFO") formula. The effect is to decrease Inventories by USD 2.2 million at January 1, 2004 and by USD 4.9 million at December 31, 2005 and to decrease Materials cost by USD 2.7 million for the year ended December 31, 2005. This adjustment to Materials cost impacted tax expense with a decrease of USD 0.6 million.

(g) Under Dutch GAAP, cash margin balances with futures exchanges were considered to be part of the Company's economic inventory position and classified as inventory, whereas under IFRS these are classified as cash and cash equivalents. Open futures and swap contracts were classified as inventory under previous GAAP, whereas they are classified as derivative financial instruments under IFRS.

At January 1, 2004, the effect is to decrease Inventories by USD 1.9 million and to increase Cash and cash equivalents by USD 5.6 million, and Derivative financial instruments by USD 0.2 million (assets) and USD 3.9 million (liabilities). At December 31, 2005, the effect is to decrease Inventories by USD 17.2 million and to increase Cash and cash equivalents by USD 16.9 million, and to increase Derivative financial instruments by USD 2.4 million (assets) and USD 2.1 million (liabilities).

(h) Under Dutch GAAP, unrealised gains and losses relating to forward exchange contracts were not recognised in the balance sheet under its previous GAAP hedging policy. Under IFRS, the Company has decided not to apply hedge accounting, and therefore all unrealised gains and losses at balance sheet date relating to forward exchange contracts are recognised in the balance sheet.

The measurement of these derivatives at fair value has increased Derivative financial instruments (assets) by USD 6.2 million at January 1, 2004. As at December 31, 2005, Derivative financial instruments (liabilities) increased by USD 0.3 million, and materials cost increased by USD 3.7 million.

(i) The balance of translation differences at the date of transition to IFRS of USD 16.7 million was charged to Retained earnings.

(j) Under Dutch GAAP, a shareholder loan of USD 43.3 million was classified as non-current as at December 31, 2003 because it was expected that the loan would be renewed in 2004. Under IFRS, this loan is classified as a current liability, since the Company does not have the unconditional right to defer settlement for at least 12 months after the balance sheet date.

(k) Under Dutch GAAP, certain pension obligations were recognised in accordance with local laws and regulations, whereby in 2005 a change in accounting principle was adopted. Under IFRS, these pension obligations are accounted for in accordance with IAS 19. In accordance with IFRS 1, the cumulative actuarial gains and losses existing at January 1, 2004 amounting to USD 4.6 million have been recognised for all defined benefit plans.

The effect is to increase Liabilities for employee benefits by USD 4.6 million at January 1, 2004 and by USD 4.8 million. As at December 31, 2005, Liabilities for employee benefits decreased by USD 0.4 million, Translation reserve increased by USD 0.7 million at December 31, 2005, Retained earnings decreased by USD 0.6 million and Personnel expenses decreased by USD 0.3 million for the year ended December 31, 2005.

(l) A deferred tax asset was not recognised on these timing differences, as there was insufficient evidence as at January 1, 2004 that future taxable profits would be available against which these differences could be utilised.

(m) Under Dutch GAAP, no provision was formed for the environmental remediation programs as at 31 December 2003 since no reliable estimate could be made. An expert was hired in 2005, whose report was the basis for forming a provision in the 2005 Dutch GAAP financial statements. Under IFRS, this report is used to determine the environmental remediation provision as at 1 January 2004. The effect is to increase provisions by USD 21.0 million and to decrease retained earnings by USD 21.0 million.

(n) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004	December 31, 2005
Share issue costs	c	$ (0.1)	$ —
Amortisation goodwill	d		0.1
Inventories	f	(2.2)	(4.9)
Corporate income tax	f	—	0.6
Derivative financial instruments	h	6.2	(0.3)
Environmental remediation	m	(21.0)	—
Employee benefits	k	(4.6)	0.4
Change in equity		$(21.7)	$(4.1)

Reconciliation of the income statement for 2005

	Notes	Dutch GAAP	2005 Effect of transition to IFRS	IFRS
Revenue	u	$2,571.9	$(304.5)	$2,267.4
Materials cost (previous GAAP: Cost of sales)	f, h, o,p,q,t,u	2,400.8	(361.0)	2,039.8
Personnel expenses	k, p	—	28.9	28.9
Selling and distribution expenses	f, h, o,p,q,r,t	4.2	(4.2)	—
Operating expenses	o,p,r	—	32.5	32.5
Depreciation and amortisation	c, d, q	14.7	(0.5)	14.2
Other administrative expenses	o,p,r	5.1	—	5.1
Exceptional expenses	s	20.7	(20.7)	—
Operating income		126.4	20.5	146.9
Financial income		0.9	—	0.9
Financial expense		(3.2)	—	(3.2)
Foreign exchange gain/(loss)	t	—	(5.7)	(5.7)
Net income before tax		124.1	14.8	138.9
Income tax expense	f	4.1	0.6	4.7
Net income		$ 128.2	$ 15.4	$ 143.6

Notes to the reconciliation of the income statement for 2005

The transition to IFRS can be explained as follows:

(o) Under Dutch GAAP, refining expenses were included in materials cost. Under IFRS, refining expenses are part of operating expenses in the income statement. In 2005, an amount of USD 33.8 million is reclassified as a result.

(p) Under Dutch GAAP, personnel expenses were included in materials cost and other administrative expenses. Under IFRS, personnel expenses are classified separately in the income statement. In 2005, USD 22.2 million is reclassified from materials cost, an amount of USD 1.6 million from selling and distribution expenses and an amount of USD 6.7 million from other administrative expenses

(q) Under Dutch GAAP, the amortisation of investment grants received was included in materials cost, whereas under IFRS, this amount is classified as a deduction of Depreciation and amortisation. In 2005, an amount of USD 0.3 million is reclassified.

(r) Under Dutch GAAP, selling and distribution expenses were shown separately, whereas they are included in other administrative expenses under IFRS. In 2005 an amount of USD 4.2 million is reclassified as a result.

(s) Under Dutch GAAP, exceptional expenses of USD 20.7 million recorded in 2005 relate to the forming of a provision for environmental remediation expenses. As set out in (m), under IFRS this provision is formed as at 1 January 2004. Accordingly, the expense in the 2005 Dutch GAAP income statement is eliminated.

(t) Under Dutch GAAP, foreign exchange gains and losses were included in materials cost, whereas they are now shown separately as financial income and expense. In 2005, an amount of USD 5.7 million is reclassified as a result.

(u) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 304.5 million and decrease materials cost by USD 304.5 million for the year ended December 31, 2005.

Explanation of material adjustments to the cash flow statement for 2005

A declared dividend was shown as investing activities in the 2005 cash flow statement under Dutch GAAP, whereas this was eliminated for IFRS purposes. Furthermore, in 2005, under Dutch GAAP, the acquisition of a subsidiary was not shown on the line item acquisition of subsidiary, but the assets and liabilities acquired were shown as part of the cash from operating activities. This was adjusted in the IFRS cash flow statement.

There are no other material differences between the cash flow statements presented under previous GAAP and the cash flow statements presented under IFRS.

Willemstad, Curaçao, Netherlands Antilles, August 30, 2006

The Board of Directors:

B. Jones
K. Ovelmen
Equity Trust (Curaçao) N.V.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financials Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-147

Consolidated Balance Sheets as of December 31, 2004 and 2003 .... F-148

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003 .... F-149

Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 ...... F-150

Notes to the Consolidated Financial Statements F-151

KPMG

Auditors' Report

In our opinion, the Dutch GAAP consolidated financial statements of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles, for the year 2004 and the comparative data for the year 2003, as included on pages F-148 to F-162 of this offering circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified auditors' report on these financial statements on 26 April 2005.

For a better understanding of the company's financial position and results and of the scope of our audit, the consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' report thereon.

Amstelveen, 6 October 2006

KPMG ACCOUNTANTS N.V.

den Hollander

G.-P. den Hollander RA

07-727

European Petroleum Holdings N.V.
Consolidated Balance Sheets as of December 31, 2004 and 2003
(In thousands of US dollars)
(before appropriation of result)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	1	$ 162	$ 207
Tangible fixed assets	2	160,350	134,300
		160,512	134,507
Current assets			
Inventories	3	120,487	145,103*
Accounts receivable	4	94,743	81,909
Securities	5	246	228
Cash at banks and in hand	6	45,429	24,180
		260,905	251,420
Current liabilities	7	192,697	216,315
Net current assets		68,208	35,105
Total assets less current liabilities		$228,720	$169,612
Represented by:			
Long-term debt			
Shareholder's loan	8	$ —	$ 43,337
Other long-term debt	9	17,494	6,092
		17,494	49,429
Provisions	10	11,112	9,625
Investment grants	11	2,001	2,063
Group equity			
Shareholders' equity	12	198,113	108,495*
		$228,720	$169,612

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	Notes	2004	2003
Net sales	13	$ 1,897,881	$ 1,419,112
Cost of sales		(1,789,121)	(1,349,135)*
Gross profit		108,760	69,977
Costs and expenses			
Selling and distribution		(3,914)	(4,134)
Depreciation and amortisation		(15,201)	(12,796)
Other general and administrative		(5,303)	(9,220)
Total operating expenses		(24,418)	(26,150)
Net margin on turnover		84,342	43,827
Other operating income	14	1,110	1,380
		85,452	45,207
Interest			
Interest income		331	457
Interest expense		(1,940)	(1,551)
		(1,609)	(1,094)
Result before taxation		83,843	44,113
Taxation on result	15	(1,699)	(1,619)
Net result after tax		$ 82,144	$ 42,494

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Cash Flow Statement for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
Net result after tax	$ 82,144	$ 42,494*
Depreciation and amortisation of fixed assets	15,201	12,796
	97,345	55,290
Movement in investments grants	(62)	2,063
Movement in provisions	1,487	9,625
Movement in working capital (excluding cash at banks and in hand)	(11,854)	1,752*
	(10,429)	13,440
Cash flow from operations	86,916	68,730
Investments (balance) in:		
• Intangible fixed assets	—	(216)
• Tangible fixed assets	(29,277)	(123,830)
Cash flow from investment activities	(29,277)	(124,046)
Increase of share capital	—	48,955
(Increase)/decrease of long-term debt	(31,935)	36,254
	(31,935)	85,209
Movement in cash at banks and in hand	25,704	29,893
Cash at banks and in hand at beginning of the year	24,180	230
Translation differences	(4,455)	(5,943)
Cash banks and in hand at end of year	$ 45,429	$ 24,180

* Adjusted for comparison purposes.

General

Relationship with parent company and principal activities

The Company is a limited liability company in the Netherlands Antilles ('naamloze vennootschap' or 'N.V.'), where 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda.

The Company is a holding and finance company; the principal activities of the group consist of oil refining, trading and distribution.

Group re-organisation

In May 2003, National Petroleum Limited contributed its main refining and trading subsidiaries operating in North West Europe to the Company in exchange for new shares in the Company. The basis for the contribution was the net asset value on 1 January 2003.

In December 2003, all related party loans to group companies were replaced by one loan from National Petroleum Limited to the Company.

In December 2004, ownership of the Company was transferred to Sovereign Holding Limited.

Change in accounting principles

As from 1 January 2004, part of inventories held for refining, formerly valued at the lower of cost or market value, is valued at net realisable value. This change in valuation method has been carried through, based on accounting principles as included in the Netherlands Civil Code and in the guidelines for annual reporting as published under the auspices of the Council for Annual Reporting. This change resulted in an increase in the value of inventories as per 1 January 2004 amounting to approximately USD 16.2 million and is reflected in shareholders' equity as per that date. There are no corporate income tax consequences. Where applicable, the 2003 comparative figures have been adjusted accordingly.

Comparative figures

Certain figures for 2003 have been reclassified to enable comparison with 2004.

The 2003 comparative figures are stated as if the actual structure of the group was effective as from 1 January 2003.

Company financial statements

The financial results of European Petroleum Holdings N.V. are included in the consolidated financial statements. For this reason the profit and loss account of European Petroleum Holdings N.V. exclusively states the share in the result after taxation of companies in which participating interests are held and the general result after taxation.

Consolidation principles

The consolidated financial statements include the financial data of European Petroleum Holdings N.V. and its group companies. Group companies are these entities in which European Petroleum Holdings N.V. has a direct or indirect controlling interest.

Intercompany debts, receivables and transactions, as well as profits made within the group, are eliminated in the consolidated financial statements. The group companies are consolidated in full. There are no minority interests.

For a summary of the consolidated group companies, see note 16 to the company financial statements under 'Financial fixed assets'.

Principles for the valuation of assets and liabilities and the determination of the result

General

The principles adopted for the valuation of assets and liabilities and determination of the result are based on the historical cost convention.

Insofar as not stated otherwise, assets and liabilities are shown at nominal value.

The income and expenses are accounted for in the period to which they relate.

Principles for the translation of foreign currencies

The reporting currency in the financial statements of European Petroleum Holdings N.V. is the US dollar (USD).

The costs and income arising from transactions in foreign currencies and non-monetary balance sheet items or monetary receivables and debts are translated at the exchange rate applicable on the transaction date or balance sheet date respectively.

Exchange rate differences are added or charged to the profit and loss account as financial income or expenditure respectively.

The group companies and participating interests abroad qualify as foreign units. Foreign currency balance sheet items of foreign units are all translated at the exchange rate applicable on balance sheet date. Foreign currency profit and loss account items of foreign units are translated at the exchange rate applicable on transaction date. If this spot rate is not available, the average rate over the reporting period is used. Exchange differences resulting from the conversion of foreign units (including group loans to foreign units) are added or charged directly to the shareholders' equity of European Petroleum Holdings N.V.

The group uses forward sales of US dollars to hedge some of its exposure to foreign exchange risk on projected forward costs contracted for in other currencies. The group does not engage in currency trading. Forward sales are measured at fair value which is based on their quoted market price at the balance sheet date. Realised gains and losses are recognised to income at the same time as the underlying costs hedged. If the underlying foreign costs hedged are no longer expected to take place, the unrealised gain or loss will be recognised to income.

Intangible fixed assets

Share issue costs

Share issue costs are valued at cost. The capitalised costs are amortised in five years according to the straight-line method.

A statutory reserve is formed for the capitalised share issue costs that have not yet been written down.

Licenses

Licenses are valued at actual cost.

The capitalised amount is amortised according to the straight-line method during the ten-year contract period.

Tangible fixed assets

Land and buildings, machinery and equipment and other fixed operating assets are stated at cost of acquisition or manufacture, less accumulated depreciation.

The cost of the assets manufactured by the Company in-house comprises the direct costs of manufacture, surcharges for indirect production costs and interest paid to third parties during the period of construction or manufacture.

Depreciation is calculated as a percentage of the purchase price according to the straight-line method on the basis of useful life. Land and tangible fixed operating assets under constuction and prepayments of tangible fixed assets are not written down.

The following rates of depreciation are applied:

Buildings	2.5-5%
Machinery and equipment	5-25%
Other fixed operating assets	5-33%

Maintenance expenditure is exclusively capitalised where this extends the useful life of the asset. In addition, part of the interest on debt over the period of manufacture is attributed to the cost of manufacture.

Impairment or disposal of fixed assets

The Company states intangible, tangible and financial fixed assets in accordance with accounting principles generally accepted for financial reporting in the Netherlands. Pursuant to these principles, long-lived assets should be assessed on impairment in the case of changes of circumstances arising that lead to the suspicion that the book value of the asset will not be recovered. The recoverability of assets in use is determined by comparing the book value of an asset with the discounted future net cash flow that the asset is expected to generate. If the book value of an asset exceeds the estimated future cash flow, an amount for impairment is charged to the result equal to the difference between the book value and the fair value of the asset. Assets for sale are stated at book value or lower market value, less selling costs.

Inventories

The group protects the value of some of its crude oil and products inventories through forward sales of physical oil at fixed prices, sales of energy futures contracts, SWAP contracts and sales of traded cargo contracts for cude oil and oil products. The group values its crude oil and product inventories and the financial instruments used to hedge the value of inventories at market value so as to accurately reflect the economic effect of its crude and product hedging programmes. Cash margins and unrealised gains and losses on open contracts, valued at market price, are included in inventories at year-end.

Refinery raw materials are stated at cost.

Where necessary, inventories are stated after deduction of a provision for obsolescence.

Accounts receivable

Accounts receivable are stated at nominal value less bad-debt provisions, if any.

Securities

The securities are valued at the lower of cost or market value.

Provisions

The past-service obligations in respect of the defined benefit pension scheme are arranged through third parties and are calculated on the basis of information received from the relevant insurance company.

The obligations in respect of an early retirement scheme for certain employees are calculated on basis of actuarial calculations and an interest rate of 4%.

In addition, provisions have been set-up concerning the estimated costs for pending claims.

Investment grants

Government grants received related to tangible fixed assets investments, are amortised over the life of the asset to which they relate.

Revenue accounting

The Company recognises all contractual sales of oil, for physical delivery and fees charged to customers for related services as sales revenue. Net profits or losses from futures and SWAP contracts are included in cost of sales.

Net turnover comprises the proceeds from the sale and delivery of goods and services after deducting discounts and bonuses as well as taxes and excise duties on sales.

Dispatch and transport costs charged to clients are recognised as turnover. Income from services is recognised as turnover as the service is provided.

Taxes on income

Taxation on income comprises taxes payable in the short term, taking account of tax rulings, tax facilities, non-deductible costs and other differences in the income for tax purposes.

The tax provision is reduced to the extent that tax rebates can be obtained by carrying back the current year's losses against previous years' taxable profits. No provision for taxes is made on taxable income which can be set off against tax losses from previous years.

Consolidated cash flow statement

The consolidated cash flow statement has been prepared using the indirect method.

Cash flows from financial derivatives that are stated as market value hedges or cash flow hedges are attributed to the same category as the cash flows from the hedged balance sheet items. Cash flows from financial derivatives to which hedge accounting is no longer applied, are categorised in accordance with the nature of the instrument as from the date on which the hedge accounting is ended.

The use of estimates

During the preparation of the financial statements, the management must, in accordance with the general prevailing principles, make certain estimates and assumptions that co-determine the stated amounts. The actual results may deviate from these estimates.

Financial instruments

Classification

Trading instruments are those that the group principally holds for the purpose of hedging price exposure on inventories. These comprise futures contracts and SWAP contracts. All trading derivatives in a net receivable position (positive fair value) are reported as additions to inventory. All trading derivatives in a net payable position (negative fair value) are reported as reductions to inventory.

Recognition

The group recognises financial assets and financial liabilities held for trading on the date it commits to purchase or sell short the instruments. From this date any gains and losses arising from changes in fair value of the assets or liabilities are recognised.

Measurement

Financial instruments are measured initially at cost including transaction costs. For financial assets acquired, cost is the fair value of the consideration given, while for financial liabilities, cost is the fair value of consideration received.

Subsequent to initial recognition, all trading instruments are measured at fair value.

Specific instruments

Futures and SWAP contracts

The fair value of open positions in futures contracts are calculated on reported market prices of the underlying contract variables. Realised and unrealised gains and losses are included in cost of sales in the profit and loss account.

Open futures contracts are considered effectively closed and derecognised when the number of contracts bought long and sold short on the same exchange offset each other and as such, only the cost/proceeds associated with the net position is reflected in these financial statements.

SWAPS are agreements between the group and third parties that allow the group to acquire an exposure to the price movement of commodities without actually purchasing or selling the commodity.

Open SWAP agreements are carried at the net amount due to/from the SWAP agreement, including unrealised gains and losses on the SWAPS, and are recorded as inventories in the balance sheet. Realised gains and losses are recorded as cost of sales in the profit and loss account.

1 Intangible fixed assets

The movements of the intangible fixed assets can be shown as follows:

	Share issue costs	Licenses	Total
Balance as at 1 January:			
• Acquisition cost	$ 93	$ 858	$ 951
• Accumulated amortisation and downward value adjustments	(38)	(706)	(744)
• Book value	$ 55	$ 152	$ 207
Changes in book value:			
• Amortisation	$(13)	$ (41)	$ (54)
• Exchange differences	2	7	9
• Balance	$(11)	$ (34)	$ (45)
Balance as at 31 December:			
• Acquisition cost	$100	$ 925	$1,025
• Accumulated amortisation and downward value adjustment	(56)	(807)	(863)
• Book value	$ 44	$ 118	$ 162

2 Tangible fixed assets

The movements of the tangible fixed assets are as follows:

	Land and buildings	Machinery and equipment	Software	Other fixed operating assets	Assets under construction and prepayments	Total
Balance as at 1 January:						
• Acquisition cost/cost of manufacture	$ 10,821	$ 301,573	$ 4,032	$ 4,512	$ 35,025	$ 355,963
• Accumulated depreciation and downward value adjustment	(9,067)	(206,812)	(2,038)	(3,746)	—	(221,663)
• Book value	$ 1,754	$ 94,761	$ 1,994	$ 766	$ 35,025	$ 134,300
Changes in book value:						
• Investments	$ 182	$ 48	$ 109	$ 33	$ 28,997	$ 29,369
• Transfers	3	29,249	1,395	(101)	(30,543)	3
• Disposals	—	(50)	(24)	(13)	(8)	(95)
• Depreciation	(205)	(13,983)	(771)	(188)	—	(15,147)
• Exchange differences	136	8,910	231	35	2,608	11,920
• Balance	$ 116	$ 24,174	$ 940	$ (234)	$ 1,054	$ 26,050
Balance as at 31 December:						
• Acquisition cost/cost of manufacture	$ 11,873	$ 357,424	$ 5,980	$ 4,283	$ 36,079	$ 415,639
• Accumulated depreciation and downward value adjustment	(10,003)	(238,489)	(3,046)	(3,751)	—	(255,289)
• Book value	$ 1,870	$ 118,935	$ 2,934	$ 532	$ 36,079	$ 160,350

3 Inventories

	2004	2003
Inventories of crude oil and products inventories	$114,335	$140,017
Refinery raw materials	6,152	5,086
	$120,487	$145,103

Crude oil and products inventories were pledged in favour of credit institutions.

The group had the following open commitments relating to purchases and sales of oil at 31 December 2004:

• Purchases

	2004
Purchases of oil not yet delivered for which the price has been fixed	$ 4,445
Future contracts—long positions	63,002
SWAP contracts	13,748
	$81,195

• Sales

	2004
Sales of oil not yet delivered for which the price has been fixed	$ 10,436
Future contracts—short positions	108,388
SWAP contracts	24,500
	$143,324

3 Inventories (Continued)

The group uses futures contracts quoted on the Nymex and the IPE both for trading and for hedging its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract value are settled daily. Futures contracts have little credit risk because the counterparties are futures exchanges.

4 Accounts receivable

	2004	2003
Accounts receivable from trade debtors	$91,992	$75,526
Other receivables	1,131	4,831
Prepayments and accrued income	1,620	1,552
	$94,743	$81,909

Substantially all accounts receivable from trade debtors have been pledged as collateral for liabilities to credit institutions.

5 Securities

	2004	2003
Zero-coupon bonds	$246	$228

The zero-coupon bonds are held to cover a payment due to a former employee upon reaching retirement age.

6 Cash at banks and in hand

Cash balances amount to USD 45.4 million (2003: USD 24.2 million) and include short-term deposits USD 5.6 million (2003: USD 13.6 million). Most of these balances were pledged to banks as collateral for letters of credit, guarantees or loans. These funds are payable on demand to the extent that the Company respects its collateral and equity commitments to its bankers.

7 Current liabilities

	2004	2003
Bank overdrafts	$ —	$ 51,856
Current portion of long-term debt	5,414	9,435
Trade creditors	117,490	129,727
Affiliates	39,854	—
Taxes and social security contributions	21,448	12,181
Other payables and accrued expenses	8,491	13,116
	$192,697	$216,315

8 Shareholder's loan

The loan from the former shareholder, National Petroleum Limited, was granted for an initial period of one year, commencing in November/December 2003, with an interest rate of USD LIBOR plus 1.375% per annum. The outstanding balance on this loan amounting to USD 39.5 million at 31 December 2004 has been classified as current liability as it is anticipated that a major part of this loan will be repaid in 2005.

9 Other long-term debt

	2004	2003
Debts to credit institutions	$15,842	$3,592
Debt to Electrabel	1,282	2,157
Other	370	343
	$17,494	$6,092

Debts to credit institutions

	2004
Outstanding principal amount as at 31 December	19,667
Current portion as at 31 December	3,825
Long term as at 31 December	15,842

These are two terms loans in place to finance the construction of an isomerisation unit at the refinery. The full amount of these loans when drawn down will amount to EUR 20.5 million (USD 27.9 million). Both loans are repayable over 3 years in equal instalments commencing in June 2005. Interest is payable monthly.

10 Provisions

	Claims	Pensions	Total
Balance as at 1 January	$4,673	$4,952	$ 9,625
Changes:			
• Additions, charged to the result	214	1,288	1,502
• Paid during 2004	—	(981)	(981)
• Transfer	132	—	132
• Exchange differences	396	438	834
Balance as at 31 December	$5,415	$5,697	$11,112

Claims

The provision for claims relates mainly to a court case with the Belgian authorities regarding value-added and excise taxes.

Pensions

The provision for pensions relates mainly to the obligation in respect of an early retirement scheme for certain employees.

11 Investment grants

The changes in the investment grants can be specified as follows:

	2004
Balance as at 1 January	$2,063
Changes:	
• Released to income	(206)
• Exchange differences	144
Balance as at 31 December	$2,001

12 Shareholders' equity

For a detailed description of the shareholders' equity, we refer to note 19 in the company financial statements.

Financial instruments and associated risks

Market risk

Market risk is the risk that changes in commodity prices will make an instrument less valuable or more onerous. All trading and derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect net earnings.

Foreign exchange risk

As per 31 December 2004, the group had hedged some of its foreign exchange exposure for 2005, through the use forward foreign exchange contracts for almost every month in 2005. All the forward exchange contracts entered into as of 31 December 2004 qualify for cash flow hedge accounting and are accordingly recorded as described before in the section "Financial Instruments".

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the group policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

Short-term and long-term borrowings are subject to market related rates.

Fair values

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the group's positions in energy futures and SWAP contracts are based upon brokers' representative prices and are presented in note 3 under 'Open futures contracts' and 'Unrealised loss on petroleum SWAP contracts, net'. The outstanding notional amounts of the underlying contracts are likewise included in note 3 under open commitments: 'Futures contracts-long positions', 'Futures contracts-short positions' and 'SWAP contracts'. The fair value of inventories is disclosed in note 3.

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Short-term bank loans and commitments

The group has lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for SWAP counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the

12 Shareholders' equity (Continued)

majority of cash balances and deposits are pledged. Short-term bank loans bear interest at Libor-related rates.

Credit facilities

As at 31 December, in addition to trade finance facilities, group companies had been granted credit facilities amounting to EUR 28 million (USD 38.2 million).

At that date these facilities were utilised as follows:

	EUR 1,000	USD 1,000
Debts to credit institutions (see note 9)	14,439	19,667
Excise and other guarantees	361	492
	14,800	20,159

These loans and guarantees were secured by guarantees and pledges amounting to EUR 31.0 million (USD 42.2 million).

Letters of credit

As at 31 December 2004, the group had USD 165 million (2003: USD 115 million) worth of open letters of credit.

Forward exchange contracts

The group's commitment for the notional amount of forward exchange contracts outstanding at 31 December 2004 totals USD 25 million (2003: USD 57 million).

Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain group companies, which the Company disputes. Although the outcome of these disputes cannot be predicted with any certainty, management believes, partly on the basis of legal advice, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the group amounted to approximately USD 25.5 million (EUR 18.7 million), mainly in favour of tax and excise authorities.

Long-term financial liabilities

Long-term obligations in respect of long lease of land on which the Antwerp refinery is built, amount to USD 34.5 million (EUR 25.3 million) up to the year 2047.

Commitments

In addition to the commitments relating to inventories (see note 3) purchase and capital commitments at 31 December 2004 amount to approximately USD 8.0 million (EUR 5.9 million).

Off-balance sheet commitments (Continued)

Contingent liabilities

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation will be carried out in 2005, which will better define the boundaries of the contaminated spots.

There is currently no legal requirement to clean up this pollution before 2030. No provision has been made for potential soil remediation costs.

13 Net turnover

The net turnover can be specified as follows:

	2004	2003
Trading sales, including of products, refined by third parties	$ 305,183	$ 179,821
Sales of products, refined by BRC	1,592,698	1,239,291
	$1,897,881	$1,419,112

The net turnover per geographical area is:

	2004	2003
Europe	$1,451,758	$1,170,295
North America	300,323	161,435
Latin America, Caribbean	38,819	22,920
Africa, Middle East	106,981	64,462
	$1,897,881	$1,419,112

14 Other operating income

	2004	2003
Generated electricity delivered to Electrabel	$1,110	$ 911
Other	—	469
	$1,110	$1,380

Staff

During the financial year, the average number of employees in the group, converted into full-time equivalents, amounted to 229 (2003: 230).

This staff group (average number of people) can be divided into the following staff categories:

	2004	2003
Selling	12	10
Management and administration	39	41
Refining	73	73
Maintenance	35	36
Technical services and safety	37	37
Blending and dispatch	33	33
	229	230

Wages, salaries and social security charges

Cost of sales and operating expenses include:

	2004	2003
Salaries and wages	$16,414	$14,831
Contributions to social security institutes	7,768	7,335
Pension charges	1,489	1,110
	$25,671	$23,276

15 Taxation on result

The tax charge, as included in the profit and loss account for 2004, amounts to USD 1.7 million or approximately 2.0% of the result before taxation. The low effective tax rate is due to the fact that some subsidiaries have significant accumulated tax losses and one subsidiary has a special tax ruling.

Index to the Interim Condensed Consolidated Financial Statements

European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-164

Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005 ..... F-165

Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005 ..... F-166

Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 ..... F-167

Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 ..... F-168

Notes to the Interim Condensed Consolidated Financial Statements F-169

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed consolidated financial statements for the six months ended June 30, 2006 and June 30, 2005 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). These interim condensed consolidated financial statements have been prepared for inclusion on pages F-165 to F-173 in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards IAS 34.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards IAS 34. Our responsibility is to express a conclusion on the interim condensed consolidated financial statements based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

European Petroleum Holdings N.V.

Interim Condensed Consolidated Income Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue		$1,526.7	$1,088.7
Materials costs		1,403.8	983.0
Personnel expenses		27.3	16.7
Operating expenses		15.1	10.6
Depreciation and amortisation		8.9	8.4
Other administrative expenses		4.6	2.2
Operating income		**67.0**	**67.8**
Financial income		0.6	0.4
Financial expense		(4.9)	(1.2)
Foreign currency exchange gain/(losses)		1.3	(0.4)
Net income before tax		**64.0**	**66.6**
Income tax (expense)/benefit	6	(7.3)	0.4
Net income		**$ 56.7**	**$ 67.0**

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Balance Sheets

At June 30, 2006 and as of December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Assets			
Intangible assets		$ 6.8	$ 8.1
Property, plant and equipment	2	164.7	149.1
Deferred tax assets		5.1	5.0
Total non-current assets		**176.6**	**162.2**
Inventories	3	316.3	281.7
Trade and other receivables		119.3	138.8
Securities		0.2	0.2
Corporate income tax		0.3	0.4
Derivative financial instruments	11	0.8	2.4
Cash and short-term deposits	4	26.6	88.4
Total current assets		**463.5**	**511.9**
Total assets		**$640.1**	**$674.1**
Liabilities and Shareholders' Equity			
Interest-bearing loans and borrowings	5	$ 20.4	$ 14.1
Employee benefits	8	9.8	10.0
Provisions	9	21.9	19.9
Investment grants		5.4	4.4
Deferred tax liabilities		0.4	0.4
Total non-current liabilities		**57.9**	**48.8**
Short-term borrowings		91.1	112.5
Interest-bearing loans and borrowings	5	2.9	10.2
Trade and other payables		212.4	301.3
Corporate income tax		7.1	—
Derivative financial instruments	11	5.5	2.4
Total current liabilities		**319.0**	**426.4**
Equity			
Equity attributable to shareholders' of the parent		263.2	198.9
Total equity		**263.2**	**198.9**
Total liabilities and shareholders' equity		**$640.1**	**$674.1**

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Cash flows from operating activities			
Net income		$ 56.7	$ 67.0
Adjustments for:			
Depreciation of property, plant and equipment		7.3	8.6
Amortisation of intangible assets		1.4	—
Amortisation of investment grants received		(0.2)	(0.1)
Addition to investment grants		0.8	—
Changes in provisions		(0.1)	4.4
Income taxes expense/(benefit)		7.3	(0.4)
Financial expense/(income)		4.3	0.8
Changes in working capital			
Increase in inventories		(33.9)	(44.6)
Decrease/(increase) in receivables		20.6	(48.6)
Increase/(decrease) in liabilities		1.8	(76.6)
Increase in derivative financial instruments	11	4.7	25.7
Interest paid		(4.3)	(0.8)
Income taxes paid		(0.1)	(0.5)
Net cash provided by/(used in) operating activities		66.3	(65.1)
Cash flows from investing activities			
Acquisition of property, plant and equipment	2	(12.4)	(13.1)
Disposal of property, plant and equipment	2	1.3	—
Disposal of intangible assets		0.4	—
Net cash used in investing activities		(10.7)	(13.1)
Cash flows from financing activities			
Loans obtained		1.3	8.2
(Decrease)/increase of short-term borrowings		(21.4)	51.4
Dividends paid	7	(98.0)	(3.5)
Net cash (used in)/provided by financing activities		(118.1)	56.1
Net increase in cash and short-term deposits		(62.5)	(22.1)
Cash and short-term deposits at January 1,		88.4	43.6
Effect of exchange rate fluctuations		0.7	(1.1)
Cash and short-term deposits at June 30,		$ 26.6	$ 20.4

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2005		$49.0	$0.4	$ 5.4	$116.9	$171.7
Translation differences				(10.7)		(10.7)
Net income recognised directly into equity		—	—	(10.7)	—	(10.7)
Result for the year					67.0	67.0
Total recognised income and expense for the period		—	—	—	67.0	67.0
Dividends paid to shareholders	7				(4.5)	(4.5)
Balance at June 30, 2005		$49.0	$0.4	$ (5.3)	$179.4	$223.5
Balance at January 1, 2006		$49.0	$0.3	$ (6.5)	$156.1	$198.9
Translation differences				7.6		7.6
Net income recognised directly into equity		—	—	7.6	—	7.6
Result for the year					56.7	56.7
Total recognised income and expense for the period		—	—	—	56.7	56.7
Dividends paid to shareholders	7				—	—
Balance at June 30, 2006		$49.0	$0.3	$ 1.1	$212.8	$263.2

See notes to interim condensed consolidated financial statements

1 Business and basis of preparation for the interim condensed consolidated financial statements

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

The interim consolidated financial statements of the Company for the six months ended June 30, 2006 and June 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

Basis of preparation

The interim condensed consolidated financial statements of EPH has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed consolidated financial statements of EPH have been prepared in accordance with International Financial Reporting Standards IAS 34, *Interim Financial Reporting*.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2005.

All amounts included in the interim consolidated financial statements and notes are presented in USD (also referred to as "$") and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The interim condensed consolidated financial statements was authorized for issuance by the Board of Directors on October 4, 2006.

2 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 12.4 million (2005: USD 13.1 million).

Asset with a net book value of USD 1.3 million were disposed of by the Company during the six months ended June 30, 2006 (2005: nil).

3 Inventories

The write-down of inventories to lower realizable value amounted to USD 0.4 million for the six months ended June 30, 2006 (2005: USD 0.1 million).

4 Cash and short-term deposits

For the purposes of the interim consolidated cash flow statement, cash and short-term deposits for the six months ended June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006	December 31, 2005
Bank balances	$10.1	$14.7
Call deposits	6.8	56.8
Cash margins with futures exchanges	9.7	16.9
	$26.6	$88.4

Of the total amount included in cash and short term deposits at June 30, 2006 approximately USD 4.0 million was pledged due to various borrowing agreements (2005: USD 11.2 million).

5 Interest bearing loans and borrowings

During the six months ended June 30, 2006 the trade finance facilities were increased by USD 120 million, four out of five became committed until end of November 2006 with payment of upfront commitment fees. This also resulted in the financial covenants increasing from USD 25.0 million to USD 50.0 million for some of the facilities.

The Dexia and Natexis loans to BRC were repaid in June 2006 and were replaced by a loan from Barclays Bank, as negotiated by Petroplus International B.V.

6 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Current tax expense		
Current year	$(6.9)	$(0.8)
	(6.9)	(0.8)
Deferred tax benefit		
Benefit of tax losses recognised	(0.4)	1.2
	(0.4)	1.2
Total income tax (expense)/benefit	$(7.3)	$ 0.4

7 Dividends paid and proposed

The interim dividend declared in December 2005 of USD 100.0 million was paid during the six months ended June 30, 2006. The total amount paid was USD 98.0 million, as the USD 100.0 million was offset by an advance due from SHL of 2.0 million. For further information see Note 12.

8 Employee benefit plans

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

9 Provisions

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. The total amount paid out under this plan will be approximately USD 2.5 million.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30, 2006	2005
Revenue from external customers		
Europe	$1,266.6	$ 929.3
North America	148.7	94.5
Latin America and Caribbean	—	28.3
Africa and Asia	111.4	36.6
	$1,526.7	$1,088.7

11 Financial instruments

Set out below are the fair values of all the Company's financial instruments, that are included in the interim condensed consolidated financial statements:

	June 30, 2006	December 31, 2005
Assets		
Unrealised gains on futures contracts	$—	$—
Unrealised gains on petroleum swap contracts	0.1	2.4
Unrealised gains on forward foreign exchange contracts	0.7	—
	$0.8	$2.4
Liabilities		
Unrealised losses on futures contracts	$2.3	$1.8
Unrealised losses on petroleum swap contracts	3.2	0.3
Unrealised losses on forward foreign exchange contracts	—	0.3
	$5.5	$2.4

11 Financial instruments (Continued)

The notional amounts of these instruments are as follows:

	June 30, 2006	December 31, 2005
Purchases		
Futures contracts—long positions	$ 18.8	$ —
Swap contracts	65.8	65.9
Forward foreign exchange contracts	18.3	67.1
	$102.9	$133.0
Sales		
Futures contracts—short positions	$168.7	$222.9
Swap contracts	141.2	79.9
	$309.9	$302.8

12 Related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial period:

	For the six months ended June 30, 2006	2005
Transactions		
Sales to West Indies Oil Corporation	$ —	$34.9
Purchase of services from Petrotrade SAM	$ —	$ 1.2
Dividend payment to SHL	$100.0	$ —
Repayment of loan from SHL	$ 6.2	$ —
Repayment of loan from NPL	$ —	$35.8
Payment by SHL against dividend of advance	$ —	$ 3.5

	June 30, 2006	December 31, 2005
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$ —	$ 6.2
Advance due from SHL	$ —	$ 2.0
Amount due from Petroplus International B.V	$55.0	$ —

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the consolidated financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the consolidated statements are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This

12 Related parties (Continued)

assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	For the six months ended June 30,	
	2006	2005
Short-term employee benefits	$5.3	$0.6
Post-employment benefits	0.1	0.1
	$5.4	$0.7

Total remuneration is included in personnel expenses. The significant increase in short-term employee benefits for the six months ended June 30, 2006 was due to transaction bonuses paid to key personnel of approximately USD 4.0 million.

Index to the Pro Forma Combined Financial Statements

Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005

Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005 . . . . F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005 . . . . F-178
Notes to the Pro Forma Combined Financial Statements F-180

(This page has been left blank intentionally.)

Petroplus Holdings AG

Unaudited Pro Forma Combined Income Statement

For the Six Months Ended June 30, 2006
(In millions of USD)

	Petroplus Core Entities	EPH	EPH Acquisition Adjustments	Holding Companies & Restructuring	Eliminations	IPO Adjustments	Pro forma
	(a)	(b)	(c)	(d)	(e)	(f)	
Revenue	$3,171.9	$1,307.2	$ —	$ —	$ —	$ —	$4,479.1
Material costs	2,974.2	1,198.8	—	—	—	—	4,173.0
Personnel expenses	50.1	22.6	—	0.4	—	2.0	75.1
Operating expenses	35.4	12.3	—	—	—	—	47.7
Depreciation and amortisation	19.6	7.5	5.5	5.0	—	—	37.6
Other administrative expenses	18.8	6.1	—	0.5	—	1.0	26.4
Operating income/(loss)	73.8	59.9	(5.5)	(5.9)	—	(3.0)	119.3
Financial income	13.9	0.5	—	6.1	(7.9)	—	12.6
Financial expense	1.8	(4.8)	—	(14.0)	7.9	27.8	18.7
Foreign currency exchange (losses)/gains	(0.9)	1.9	—	—	—	—	1.0
Share of losses from equity investments	(0.2)	—	—	—	—	—	(0.2)
Net (loss)/income before income taxes	88.4	57.5	(5.5)	(13.8)	—	24.8	151.4
Income tax benefit/ (expense)	(18.2)	(6.7)	1.7	1.4	—	(2.5)	(24.3)
Net income/(loss)	$ 70.2	$ 50.8	$(3.8)	$(12.4)	$ —	$22.3	$ 127.1

Petroplus Holdings AG

Unaudited Pro Forma Combined Income Statement

For the Year Ended December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$5,552.3	$2,267.4	$ —	$ —	$ —	$ —	$7,819.7
Material costs	5,375.5	2,039.8	—	—	—	—	7,415.3
Personnel expenses	77.6	28.9	—	—	—	4.0	110.5
Operating expenses	68.6	32.5	—	—	—	—	101.1
Depreciation and amortisation	40.7	14.2	13.2	9.4	—	—	77.5
Other administrative expenses	35.7	5.1	—	—	—	19.0	59.8
Operating income/(loss)	(45.8)	146.9	(13.2)	(9.4)	—	(23.0)	55.5
Financial income	16.3	0.9	—	11.6	(6.1)	—	22.7
Financial expense	(80.0)	(3.2)	—	(10.3)	6.1	55.6	(31.8)
Foreign currency exchange losses	(3.1)	(5.7)	—	—	—	—	(8.8)
Share of losses from equity investments	—	—	—	—	—	—	—
Net (loss)/income before income taxes	(112.6)	138.9	(13.2)	(8.1)	—	32.6	37.6
Income tax benefit/(expense)	6.4	4.7	4.0	0.8	—	(3.3)	12.6
Net income/(loss)	$ (106.2)	$ 143.6	$ (9.2)	$ (7.3)	$ —	$ 29.3	$ 50.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 20.2	$—	$—	$ (20.2)	$ —	$ —	$ —
Property, plant and equipment, net	959.5	—	—	269.0	—	—	1,228.5
Investment in consolidated subsidiary	—	—	—	90.2	(90.2)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.9	—	—	—	—	—	1.9
Deferred tax asset	7.6	—	—	—	—	—	7.6
Other non-current assets	324.9	—	—	11.5	(320.6)	—	15.8
Total non-current assets	1,314.5	—	—	350.5	(410.8)	—	1,254.2
Current assets							
Inventory	824.9	—	—	—	—	—	824.9
Trade debtors	401.7	—	—	—	—	—	401.7
Other receivables and prepayments	262.8	—	—	167.2	—	—	430.0
Derivative financial instruments	226.2	—	—	—	—	—	226.2
Income and non-income taxes	3.8	—	—	—	—	—	3.8
Securities	—	—	—	—	—	—	—
Cash at bank and in hand	101.3	—	—	251.1	—	—	352.4
Total current assets	1,820.7	—	—	418.3	—	—	2,239.0
Total Assets	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 709.8	$—	$—	$ —	$ —	$(687.9)	$ 21.9
Note payable to Petroplus International B.V	—	—	—	320.6	(320.6)	—	—
Employee Benefits	34.1	—	—	—	—	—	34.1
Deferred tax liability	121.4	—	—	62.8	—	—	184.2
Investments grants	5.3	—	—	—	—	—	5.3
Provisions for liabilities and charges	24.0	—	—	—	—	—	24.0
Total non-current liabilities	894.6	—	—	383.4	(320.6)	(687.9)	269.5
Current liabilities							
Short-term borrowings	637.2	—	—	—	—	(167.3)	469.9
Trade creditors	502.4	—	—	—	—	—	502.4
Taxes other than company income taxes	194.0	—	—	0.1	—	—	194.1
Company income tax	8.1	—	—	—	—	—	8.1
Derivative financial instruments	399.5	—	—	—	—	—	399.5
Other payables and accrued expense	159.8	—	—	0.3	—	—	160.1
Total current liabilities	1,901.0	—	—	0.4	—	(167.3)	1,734.1
Total liabilities	2,795.6	—	—	383.8	(320.6)	(855.2)	2,003.6
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	339.2	—	—	385.0	(90.2)	855.2	1,489.2
Total equity	339.6	—	—	385.0	(90.2)	855.2	1,489.6
Total liabilities and shareholders' equity	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 11.6	$ 8.2	$ —	$ (6.0)	$ —	$ —	$ 13.8
Property, plant and equipment, net	426.0	165.0	356.4	258.0	—	—	1,205.4
Investment in consolidated subsidiary	—	—	—	79.6	(79.6)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.8	—	—	—	—	—	1.8
Deferred tax asset	7.8	5.2	—	—	—	—	13.0
Other non-current assets	251.2	—	—	13.3	(251.2)	—	13.3
Total non-current assets	698.8	178.4	356.4	344.9	(330.8)	—	1,247.7
Current assets							
Inventory	481.7	294.3	—	—	—	—	776.0
Trade debtors	438.6	156.4	—	—	—	—	595.0
Other receivables and prepayments	219.2	—	—	157.8	—	—	377.0
Derivative financial instruments	285.4	5.3	—	—	—	—	290.7
Income and non-income taxes	2.8	—	—	—	—	—	2.8
Securities	—	0.2	—	—	—	—	0.2
Cash and short-term deposits	62.7	82.0	(211.2)	241.9	—	—	175.4
Total current assets	1,490.4	538.2	(211.2)	399.7	—	—	2,217.1
Total Assets	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 364.3	$ 23.6	$ 300.0	$ —	$ —	$(687.9)	$ —
Note payable to Petroplus International B.V	—	—	—	251.2	(251.2)	—	—
Employee benefits liability	22.5	10.2	—	—	—	—	32.7
Deferred tax liability	11.5	0.4	106.9	59.2	—	—	178.0
Investments grants	—	4.7	—	—	—	—	4.7
Provisions for liabilities and charges	2.3	22.0	—	—	—	—	24.3
Total non-current liabilities	400.6	60.9	406.9	310.4	(251.2)	(687.9)	239.7
Current liabilities							
Short-term borrowings	151.5	186.3	—	—	—	(167.3)	170.5
Trade creditors	651.4	200.5	—	—	—	—	851.9
Taxes other than company income taxes	222.9	—	—	—	—	—	222.9
Company income tax	5.4	6.1	—	—	—	—	11.5
Derivative financial instruments	485.2	1.1	—	—	—	—	486.3
Other payables and accrued expense	131.0	—	—	0.3	—	—	131.3
Total current liabilities	1,647.4	394.0	—	0.3	—	(167.3)	1,874.4
Total liabilities	2,048.0	454.9	406.9	310.7	(251.2)	(855.2)	2,114.1
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	140.8	261.7	(261.7)	433.9	(79.6)	855.2	1,350.3
Total equity	141.2	261.7	(261.7)	433.9	(79.6)	855.2	1,350.7
Total liabilities and shareholders' equity	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8

Notes to the Unaudited Pro Forma Combined Financial Statements

Purpose and basis of preparation

The unaudited pro forma combined financial statements consist of the unaudited pro forma combined income statements and unaudited pro forma combined balance sheets for the year ended December 31, 2005 and for the six months ended June 30, 2006. The pro forma combined financial statements were derived from audited combined financial information of Petroplus (Core Entities) and audited financial statements of EPH for the year ended December 31, 2005 and from unaudited interim condensed combined financial information of Petroplus (Core Entities) and unaudited interim condensed consolidated financial statements of EPH for the six months ended June 30, 2006 included elsewhere in this offering circular. The unaudited pro forma combined financial statements of Petroplus have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The unaudited pro forma combined financial statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements,* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is included in the historical combined financial information for 2005 of the Company, see Note 1.

All amounts included in the unaudited pro forma combined financial statements and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The accounting policies used in the unaudited pro forma combined financial statements reflect the accounting policies described in the respective historical combined financial information for 2005 for *Petroplus (core entities). The unaudited pro forma combined financial statements are in accordance* with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus.

The purpose of these unaudited pro forma combined financial statements is to show the balance sheet and the income statement as if the EPH acquisition, the IPO offering and other related items had taken place as of January 1, 2005.

The unaudited pro forma combined statements have been presented with the following columns:

(a) presents Petroplus (core entities); see also the respective historical combined financial information for 2005 for the Company,

(b) presents the EPH historical operations of the Company,

(c) presents the purchase accounting adjustments for the acquisition of EPH as if this had occurred on January 1, 2005,

(d) presents the effect of the consolidation of the holding companies of Petroplus (core); i.e. RIVR Acquisition B.V and Petroplus Holdings AG as if these had been in place on January 1, 2005. Also included are the effects of the restructuring that took place in August 2006 as if these restructurings had taken place as of January 1, 2005,

(e) eliminates intercompany transactions and investments in consolidated subsidiaries,

(f) presents the effects of the IPO of the Company's shares and its SWX listing as if this had occurred on January 1, 2005 as well as other related impacts.

Detailed description of specific pro forma adjustments

Petroplus Core Entities (column "a")

The financial information for Petroplus Core Entities only includes the results, assets and liabilities of Petroplus International B.V. and its core subsidiaries that will be part of the new Petroplus Holdings AG.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the pro forma combined financial statements until such time that the sale has occurred, this means that the pro forma adjustments for non core activities relate only to sales which occurred in 2006 (or post June 30, 2006 for the half year statements), as the proceeds of the non-core activities disposed of through December 31, 2005 (or June 30, 2006), are already included in the

combined financial information of Petroplus International B.V. for 2005 or June 30, 2006. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2004 and 2005.

For further information refer to the Combined Financial Information for Petroplus International B.V. for December 31, 2005 and June 30, 2006.

EPH Acquisition (column "b")

For the purposes of the pro forma adjustments for the six months ended June 30, 2006 only five months of EPH results are included in this column as Petroplus Core Entities for the six months ended June 30, 2006 includes one month of results for EPH as it was acquired on May 31, 2006.

For further information refer to the Consolidated Financial Statements for EPH for December 31, 2005 and June 30, 2006.

EPH Acquisition Adjustments (column "c")

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was $506.8 million, plus acquisition fees, the purchase price was paid with $211.2 million of cash on hand and $300.0 million of debt. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and has resulted in an increase of $356.4 million in the value of property, plant and equipment and an increase of $106.9 million in defined tax liability has been recorded. At this time no intangible assets or goodwill have been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. For the purposes of the pro forma adjustments the preliminary purchase price allocation as of May 31, 2006 has been assumed to have occurred on January 1, 2005.

At this stage, we have not identified any intangible assets nor conditional liabilities to capitalize and we do not expect to identify any such assets or liabilities.

Holding Companies & Restructuring (column "d")

This represents the adjustments to show the transactions which have occurred within the holding companies as well as the effects of the restructuring of the holding companies themselves.

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities. The holding companies are the direct and indirect parent companies of both Petroplus and EPH. This column reflects the following transactions, adjusted as if they had occurred on January 1, 2005;

(1) March 2005: RIVR Acquisition B.V. purchases Petroplus Core Entities for approximately $78 million, plus acquisition fees. The purchase of Petroplus results in an increase in the property, plant and equipment of $268 million, related depreciation expense of approximately $10 million and an increase in deferred tax liabilities of $59.2 million related to the increase in value of the property, plant and equipment. As a result of the acquisition there was approximately $6.5 million of negative goodwill which was recognized in the income statement in the line item depreciation and amortization.

(2) August 2006: Argus exchanges shares in its company for shares in RIVR Acquisition BV, resulting in a reverse acquisition in which Argus will be the ultimate parent, RIVR Acquisition is deemed to be the purchaser in the exchange, for accounting purposes. The fair value of Argus is approximately $31.4 million (primarily all cash), no goodwill was recorded in connection with this acquisition. For the purposes of the pro forma adjustments the migration date (August 22, 2006) balance sheet of Argus is assumed to be the balance sheet at December 31, 2005. The income statement activity prior to the migration date of Argus has

not been included in the pro forma income statement for the year ended December 31, 2005, only interest income earned on the cash has been reflected in the income statement.

(3) August 2006: RIVR Acquisition B.V. sells its interest in 4Gas to RIVR Holding B.V (a related party but outside of the Petroplus Group) for $207 million note receivable and the assumption of $59 million of debt. The note receivable is payable upon the secondary offering that will occur in connection with the IPO and has therefore been treated as cash received on January 1, 2005 and the $59 million of debt has been taken off of the books as of January 1, 2005.

(4) August 2006; as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). The Company received a $157 million note receivable in exchange for the divestitures of the non-core companies. The note receivable accrues interest annually and will be repaid as those companies are sold by RIVR Divestment B.V. to other third parties. As the note receivable will be paid down in installments as the remaining companies are sold to other third parties the Company assumed that no installment would have been made in 2005. As such interest income on the note receivable has been accrued for the entire year at 4%.

As the financials are presented as pro forma combined financial statements and exclude the results of operations of the non-core companies, the proceeds from items 3 and 4 above are treated as a shareholders' contribution to equity as of January 1, 2005 and are not included in the pro-forma combined income statement other than interest earned on the note receivables.

The amortization expense increases due to the emissions credits recorded in connection with the acquisition of Petroplus International B.V. by RIVR Acquisition B.V. These credits were recorded as an intangible asset with a live of 1 year. The total amount recorded in the purchase acquisition was $5.6 million which represents the remaining credits to be utilized in 2005.

Eliminations (column "e")

Represents the eliminations necessary to eliminate the investments in consolidated subsidiary and any intercompany transactions.

IPO Adjustments (column "f")

The Company's expects to receive gross proceeds of $886.2 million from the equity offering (excluding any over-allotment option) through an issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is $31 million, which represents the underwriting fees and stamp duty fees. In connection with the IPO certain existing shareholders will be selling a portion of their shares in a secondary offering. The IPO related fees are allocated between the primary and secondary offerings based on the gross proceeds amount of each. Of the $31 million fees, an estimated $14 million of fees that are netted in stockholders' equity, the remaining estimated fees of $17 million are expensed immediately (included in other administrative costs in 2005) and are a reduction to retained earnings. The assumed net proceeds from the equity offering are used to pay down the existing senior term debt facilities.

Additional costs are expected within the new structure and the Company post IPO. Such costs would include the additional Company personnel expenses and other related operational costs. For the purposes of the pro forma accounts the Company assumed approximately an additional 20 people would be added primarily at the headquarters operation with a few additional personnel at the various refineries. This additional headcount results in an estimated $6 million for total costs related to personnel. The increase is seen as $4 million to personnel and $2 million to other administrative costs.

Interest expense decreases from pay down of senior term debt using the IPO proceeds. As the majority of the senior term debt is floating interest debt the Company assumed an interest rate of 6.5% and calculated the savings of paying off $855.2 million in debt for the entire year of 2005.

Index to the Pro Forma Balance Sheet

Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of offering date

Pro Forma Statutory Balance Sheet as of offering date F-185
Notes to the Pro Forma Balance Sheet F-186

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Petroplus Holdings AG

Statutory Pro Forma Balance Sheet

As of Offering date
(in millions of CHF)

	Petroplus Holdings AG as of migration date	Estimated IPO Proceeds	Pro forma as of Offering date
ASSETS			
Cash	38.9	1,067.0	1,105.9
Other current assets	0.4	—	0.4
Due from Argus International	5.6	—	5.6
Investments	710.9	—	710.9
TOTAL ASSETS	**755.8**	**1,067.0**	**1,822.8**
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	377.9	553.5	931.4
Paid-in capital	377.9	513.5	891.4
Retained earnings	—	—	—
Total shareholders' equity	755.8	1,067.0	1,822.8
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**755.8**	**1,067.0**	**1,822.8**

Notes to the Statutory Pro Forma Balance Sheet for Petroplus Holdings AG

The statutory pro forma balance sheet for Petroplus Holdings AG is as of the expected initial public offering ("IPO") date of the Company. The accounts were prepared based on the Swiss Code of Obligations, to the extent possible given the pro forma nature of the balance sheet. They are based on the migrated Petroplus Holdings AG and include the expected proceeds of the IPO. No other costs are assumed incurred in connection with the IPO as Petroplus Holdings AG is a holding company and does not have any operations or have any employees. Such costs are included in Petroplus International B.V., which is a subsidiary of Petroplus Holdings AG, or in other group companies.

Detailed description of specific pro forma adjustments

Petroplus Holdings AG as of migration date

Represents the holding company and is prepared on the basis of the Swiss Code of Obligations. The balance sheet herein reflects the balance sheet of the Company on August 22, 2006, the date of migration of the Company from Bermuda to Switzerland. For further details regarding this migration, refer to the Offering Circular.

Estimated IPO Proceeds

The Company's expects to receive gross proceeds of CHF 1,107 million from the equity offering (excluding any over-allotment option) through the issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is CHF 40 million, which represents underwriting fees and stamp duty fees. These fees were netted against paid in capital. The assumed net proceeds of CHF 1,067 million from the equity offering will be used to pay down the existing senior term debt facilities of the Petroplus Group.

The exchange rates used for converting the balance sheet from USD into CHF was 1.2491 as of November 9, 2006.

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REGISTERED OFFICE OF PETROPLUS HOLDINGS AG

Petroplus Holdings AG
Industriestrasse 24
6304 Zug
Switzerland

LEGAL ADVISORS TO PETROPLUS HOLDINGS AG

As to United States Law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

As to Swiss Law

Bär & Karrer
Brandschenkestrasse 90
8027 Zurich
Switzerland

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

As to Swiss Law

Homburger
Weinbergstrasse 56/58
8006 Zurich
Switzerland

INDEPENDENT AUDITORS

Ernst & Young Accountants
Boompjes 258
3011 XZ Rotterdam
The Netherlands

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Document 5

Preliminary Offering and Listing Circular for the offering of up to 40,000,000 Registered Shares

November 10, 2006

The information in this preliminary offering circular is not complete and may be changed. This preliminary offering circular is not an offer to sell the Offered Shares, nor a solicitation of an offer to buy the Offered Shares, in any jurisdiction where the offer and sale is not permitted.

Subject to completion

PRELIMINARY OFFERING CIRCULAR

NOT FOR DISTRIBUTION IN THE UNITED STATES

PETROPLUS HOLDINGS AG

(a stock corporation organized under Swiss law)

Offering of 40,000,000 Registered Shares

(and an Over-Allotment Option for up to 6,000,000 Registered Shares)

Offer Price Range: CHF 55.00 to CHF 68.00 per Offered Share

This offering circular relates to an initial public offering (the "**Offering**") of 40,000,000 registered shares of Petroplus Holdings AG (together with any additional shares offered pursuant to the over-allotment option referred to below, the "**Offered Shares**" and together with all other issued and outstanding shares of Petroplus Holdings AG, the "**Shares**"), a stock corporation (*Aktiengesellschaft*) organized under Swiss law, each share having a nominal value of CHF 9.18. Petroplus Holdings AG is offering 18,000,000 Shares and up to an additional 2,700,000 Shares pursuant to the over-allotment option. The selling shareholder, RIVR Holdings B.V., is offering 22,000,000 Shares and up to an additional 3,300,000 Shares pursuant to the over-allotment option. Petroplus Holdings AG and the selling shareholder have granted an option to the managers specified herein (the "**Managers**") to purchase up to 6,000,000 additional Shares to be offered at the offer price, exercisable for 30 days after the first day of trading of the Shares on the SWX Swiss Exchange (the "SWX").

The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be "qualified institutional buyers" ("**QIBs**"), as defined in Rule 144A ("**Rule 144A**") under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**"), in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S ("**Regulation S**") under the U.S. Securities Act.

The Offered Shares represent 69% of our total issued share capital after the Offering, assuming that the over-allotment option is not exercised.

We expect the offer price (the "**Offer Price**") per Offered Share to be between CHF 55.00 and CHF 68.00. We expect to publish the Offer Price, the number of Shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore/PPHN_OC.pdf. The user login identification name for accessing this website is encore-access and the password is Enc-0r3+85.

The Managers are offering the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part. The Managers expect to deliver the Offered Shares against payment of the Offer Price through the facilities of SIS SegaInterSettle AG ("SIS") on or about December 5, 2006. No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). Prior to the Offering, there has been no public market for the Shares. Application has been made to list all of our Shares outstanding after the Offering, together with up to 230,191,254 additional shares that are part of our conditional share capital, on the main segment (*Hauptsegment*) of the SWX. We expect that the Shares will be listed and that trading in our Shares will commence on the SWX on or about November 30, 2006 under the symbol PPHN. Any dividends will be subject to Swiss withholding tax.

Purchasing the Offered Shares involves risks. See "Risk Factors" beginning on page 17.

This document does not constitute an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction where such offer or solicitation is unlawful. The Offered Shares have not been, and will not be, registered under the U.S. Securities Act and, subject to certain exceptions, may not be offered or sold in the United States. Accordingly, the Offered Shares are being sold in the United States only to persons reasonably believed to be QIBs in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A, and outside the United States in reliance on Regulation S.

Joint Global Coordinators

Credit Suisse **Morgan Stanley**

Joint Bookrunners

Credit Suisse **Morgan Stanley** **UBS Investment Bank**

Co-Lead Manager

Natexis

Co-Manager

Bank Vontobel AG

The date of this offering and listing circular is November 10, 2006.

IMPORTANT INFORMATION ABOUT THE OFFERING

This offering circular is being furnished by Petroplus Holdings AG in connection with (i) the admission of all of the Shares for listing and for trading on the main segment (Hauptsegment) of the SWX and (ii) an Offering exempt from, or not subject to, registration under the U.S. Securities Act. The information contained in this offering circular has been provided by Petroplus Holdings AG and by the other sources identified in this offering circular. No representation or warranty, express or implied, is made by the Managers named in this offering circular or any of their respective affiliates or advisors as to the accuracy or completeness of this information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the Managers or of their respective affiliates or advisors.

Each purchaser of the Shares will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer, (ii) is aware that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring Shares for its own account or for the account of a qualified institutional buyer or (B) is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the U.S. Securities Act, that the Shares have not been and will not be registered under the U.S. Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person who the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 (if available) or (iv) pursuant to an effective registration statement under the U.S. Securities Act, in each case in accordance with any applicable security laws of any state of the United States and any other jurisdiction, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(3) The purchaser will not deposit or cause to be deposited the Offered Shares into any depositary receipt facility established or maintained by a depositary bank other than a Rule 144A restricted depositary facility, so long as such Offered Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act.

Each prospective investor in the Offered Shares (each, an "Offeree"), by accepting delivery of this offering circular, will be deemed to have acknowledged, represented to and agreed with Credit Suisse, Morgan Stanley Bank AG and UBS AG, acting through its division UBS Investment Bank ("UBS Investment Bank", and, collectively with Credit Suisse and Morgan Stanley Bank AG, the "Joint Bookrunners"), and Natexis and Bank Vontobel AG (together with the Joint Bookrunners, the "Managers") as follows:

(i) Such Offeree acknowledges that this offering circular is personal to such Offeree and does not constitute an offer to any other person, or to the public generally, to purchase or otherwise acquire the Offered Shares outside of Switzerland. Distribution of this offering circular or disclosure of any of its contents to any person other than such Offeree and those persons, if any, retained to advise such Offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of Petroplus Holdings AG, is prohibited.

(ii) Such Offeree agrees not to make any photocopies of this offering circular or any documents referred to herein.

No person has been authorized to give any information or to make any representations other than those contained in this offering circular and, if given or made, such information or representations must not be relied upon as having been authorized.

This offering circular does not constitute: (i) an offer to sell, or a solicitation of an offer to buy any securities other than the securities to which it relates, or (ii) an offer to sell, or the solicitation of an offer to buy, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

Except in connection with offers and sales of the Offered Shares in Switzerland, no action has been or will be taken in any jurisdiction by the Managers, Petroplus Holdings AG or the selling shareholder that would permit a public offering of the Offered Shares or possession or distribution of this offering circular or any other publicity materials relating to the Offering in any country or jurisdiction where action for such purpose is required. Persons in possession of this offering circular are required to inform themselves about, and to comply with any applicable laws that restrict the distribution of this offering circular and the offer and sale of the Offered Shares. None of Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates will accept any legal responsibility for any violation of such restrictions.

Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no significant change in the affairs of Petroplus Holdings AG since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Petroplus Holdings AG assumes responsibility for the information contained in this offering circular pursuant to Section 4 of Scheme A of Annex 1 to the listing rules of the SWX (the "**SWX Listing Rules**") (*Kotierungsreglement*) and confirms that based on its knowledge, the information contained in this offering circular is true and accurate and that no material facts have been omitted which would in the context of the Offering make the information contained in this offering circular misleading.

No other representation or warranty, express or implied, is made by Petroplus Holdings AG, the selling shareholder, the Managers or any of their respective affiliates or advisors as to the accuracy or completeness of the information contained herein, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by Petroplus Holdings AG, the selling shareholder, the Managers or any of its or their respective affiliates or advisors as to the past or the future.

None of Petroplus Holdings AG, the selling shareholder or the Managers or any of its or their respective affiliates are making any representation to any Offeree or purchaser of the Offered Shares offered hereby regarding the legality of an investment by such Offeree or purchaser under applicable legal investment or similar laws. Each investor should consult with the investor's own advisors as to the legal, tax, business, financial and related aspects of the purchase of the Offered Shares.

In making an investment decision, investors must rely on their own examination of Petroplus Holdings AG, and the terms of the Offering, including the merits and risks involved. Any decision to buy the Offered Shares should be based solely on this offering circular and any supplement hereto, taking into account that any summary or description set forth in this offering circular of legal provisions, accounting principles or comparison of such principles, corporate structuring or contractual relationships is for information purposes only and should not be construed as legal, accounting or tax advice. This offering circular does not contain all the information that would be included in a prospectus for the Offering of the Offered Shares, if such Offering were registered under the U.S. Securities Act.

In connection with the Offering and subject to the SBA Allocation Directives, each of the Managers and any affiliate acting as an investor for its own account may take up the Offered Shares and, in that capacity, may retain, purchase or sell for its own account such securities and any of our securities or related investments and may offer or sell such securities or other investments otherwise than in connection with the Offering. Accordingly, references in this document to the Offered Shares should be read as including any offering or placement of securities to the Managers and any affiliate acting in such capacity. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Copies of this offering circular are available free of charge in Switzerland at the offices of Credit Suisse, Uetlibergstrasse 231, 8070 Zurich, Switzerland (tel: +41 44 333 43 85, fax: +41 44 333 23 88, email: equity.prospectus@credit-suisse.com) and UBS Investment Bank, Prospectus Library, P.O. Box, 8098 Zurich, Switzerland (tel: +41 44 239 47 03, fax: +41 44 239 21 22, email: swiss-prospectus@ubs.com).

Application has been made for the Offered Shares to be accepted for clearance through SIS. It is expected that payment against delivery of the Offered Shares will take place on or about December 5, 2006. No share certificates will be issued, and no share certificates will be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information".

STABILIZATION

IN CONNECTION WITH THE OFFERING, MORGAN STANLEY BANK AG (THE "**STABILIZATION MANAGER**") OR PERSONS ACTING ON BEHALF OF THE STABILIZATION MANAGER MAY, ON BEHALF OF THE MANAGERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE SHARES OF PETROPLUS HOLDINGS AG AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZATION MANAGER (OR PERSONS ACTING ON ITS BEHALF) WILL UNDERTAKE STABILIZATION ACTION OR THAT SUCH TRANSACTIONS MAY BE EFFECTED ON THE SWX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. ALL SUCH ACTIVITIES WILL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED AFTER A LIMITED PERIOD.

NOTICE TO INVESTORS IN THE UNITED STATES

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold in the United States, except to QIBs, as defined in Rule 144A, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. The Offered Shares may be offered and sold outside the United States to investors in offshore transactions in reliance on Regulation S. Prospective investors are hereby notified that sellers of the Offered Shares may be relying on the exemption from the registration requirements of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of certain restrictions on transfers of the Offered Shares, see "Offering and Sale—Transfer and Offering Restrictions".

The securities offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the Offering or confirmed the accuracy or determined the adequacy of this offering circular. Any representation to the contrary is a criminal offense under the laws of the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This offering circular is only being distributed to, and is directed only at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "**Order**"), and (iii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "**Relevant Persons**"). This offering circular is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this offering circular relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

CERTAIN EUROPEAN ECONOMIC AREA MATTERS

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression "offers of the Offered Shares" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN CANADA

The Offered Shares have not been nor will be qualified by prospectus for sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of the Offered Shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws. Investors in Canada should refer to the section entitled "Offering and Sale—Transfer and Offering Restrictions—Canada" and Ontario purchasers in particular should refer to the subsection entitled "Rights of Action for Damages or Rescission (Ontario)". The Offer Price is presented in Swiss francs. On November 9, 2006, being the latest practicable date prior to the publication of this offering circular, CHF 0.90 was equal to CAD 1.00, based on the Bank of Canada noon exchange rate.

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, RECIPIENTS OF THIS OFFERING CIRCULAR AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF ANY SUCH RECIPIENT MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE OFFERING AND ALL MATERIALS OF ANY KIND, INCLUDING OPINIONS OR OTHER TAX ANALYSES, THAT ARE PROVIDED TO THE RECIPIENTS RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE. THIS AUTHORIZATION TO DISCLOSE SUCH TAX TREATMENT AND TAX STRUCTURE DOES NOT PERMIT DISCLOSURE OF INFORMATION REGARDING THE PRICING (EXCEPT TO THE EXTENT PRICING IS RELEVANT TO THE TAX STRUCTURE OR TAX TREATMENT) OF THE OFFERING.

ENFORCEMENT OF CIVIL LIABILITIES

Petroplus Holdings AG is incorporated in Switzerland. Some of the members of its board of directors or executive management are not residents of the United States. A substantial portion of its assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Petroplus Holdings AG or those persons or to enforce, outside the United States, judgments obtained against Petroplus Holdings AG or those persons in courts in jurisdictions inside the United States in any action, including actions predicated upon the civil liability provisions of the securities laws of the United States or any

state or territory within the United States. In addition, there is doubt as to the enforceability, in original actions brought in courts in jurisdictions located outside the United States, of liabilities predicated upon securities laws of the United States or of any state within the United States. Awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Switzerland. In particular, the enforceability in Switzerland of a foreign judgment rendered against Petroplus Holdings AG, its directors and officers, and the persons named in this offering circular is subject to the limitations set forth in (a) the Lugano Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters of September 16, 1988, (b) such other international treaties under which Switzerland is bound and (c) the Swiss Federal Act on Private International Law (*Bundesgesetz über das Internationale Privatrecht*). In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:

- the foreign court had jurisdiction;
- the judgment of such foreign court has become final and not capable of appeal;
- the court procedures leading to the judgment followed the principles of due process of law; and
- the judgment on its merits does not violate Swiss public policy.

This four-factor test may limit the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. or other non-Swiss courts, of liabilities predicated solely upon the federal or state securities laws of the United States of America or of such other jurisdictions. In addition, enforceability of a judgment against Petroplus Holdings AG by a non-Swiss court in Switzerland may be limited if Petroplus Holdings AG can demonstrate service of process was not effective. In general, the enforcement of final judgments of U.S. courts in Swiss courts may be costly and time-consuming and may even be unsuccessful.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and Petroplus Holdings AG is neither subject to Section 13 or 15(d) of the U.S. Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, it will, upon the request of any such person, furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Information on the website of Petroplus Holdings AG, any website directly or indirectly linked to the website of Petroplus Holdings AG or any other website mentioned in this offering circular is not incorporated by reference into this offering circular and prospective investors should not rely on any such website in making their decision to invest in the Offered Shares.

DEFINITIONS

In this offering circular:

- References to "Argus" are to Argus Atlantic Energy Limited or Argus Atlantic Energy Limited together with its consolidated subsidiaries, as the context requires.
- References to "CAD" are to Canadian dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.
- References to "EPH" are to European Petroleum Holdings N.V. or European Petroleum Holdings N.V. together with its consolidated subsidiaries, as the context requires.
- References to "IFRS" are to International Financial Reporting Standards.
- References to "Petroplus", "We", "Us" and "Our" are (i) subsequent to February 20, 2006, the date on which Petroplus Holdings AG (formerly, Argus) was originally incorporated, to Petroplus Holdings AG or Petroplus Holdings AG together with its consolidated subsidiaries, as the context requires, and (ii) prior to February 20, 2006, to Petroplus International B.V. or Petroplus International B.V. together with its consolidated subsidiaries, as the context requires.

- References to "Petroplus (Core Entities)" are to Petroplus International B.V. and its subsidiaries excluding the non-core assets that were divested from this group in the period from 2004 through 2006 and the non-core assets that we currently are under contract to sell.
- References to "pounds sterling" or "£" are to the currency of Great Britain.
- References to the "selling shareholder" are to RIVR Holding B.V.
- References to "Swiss francs" or "CHF" are to the currency of Switzerland.
- References to "U.S. dollars", "US$" or "$" are to the currency of the United States of America.

Unless the context otherwise requires, all references to "tons" in this offering circular are to metric tons. One metric ton represents 1.102 short tons. Solely for the convenience of the reader, such metric data have also been converted into barrels.

Under the caption "Glossary", we have included definitions of certain technical terms used in this offering circular.

INDUSTRY AND MARKET DATA

We have generally obtained the market and competitive position data in this offering circular from industry publications and from surveys or studies conducted by third-party sources that we believe to be reliable. Nonetheless, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases we have made statements in this offering circular regarding our industry and position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Industry Overview", "Business" and "The Acquisition of the Ingolstadt Refinery" and in other sections that are, or may be deemed to be, forward-looking statements. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this offering circular and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. You should not place undue reliance on these forward-looking statements.

Any forward-looking statements are only made as of the date of this offering circular and we do not intend, and do not assume any obligation, to update forward-looking statements set forth in this offering circular, except as required by Swiss law or applicable stock exchange regulations.

Many factors may cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained in this offering circular.

These factors include among others:

- changes in general economic conditions and capital markets;
- changes in the underlying demand for refined petroleum products;

- the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;
- actions of customers and competitors;
- changes in fuel and utility costs incurred by our facilities;
- disruption of our ability to obtain crude oil and other feedstocks;
- the execution of planned capital projects and acquisitions;
- the effects of and cost of compliance with current and future environmental, economic, safety and other laws, policies and regulations;
- operating hazards, natural disasters, casualty losses and other matters beyond our control; and
- the other factors discussed in more detail under "Risk Factors".

These risks and others described under "Risk Factors" are not exhaustive. Other sections of this offering circular describe additional factors that could adversely affect our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

This offering circular includes audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 and unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 (collectively, the "**Petroplus (Core Entities) Combined Financial Information**"). The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the non-core assets that we sold in the period from 2004 through 2006 or are under contract to sell (collectively, the "**Excluded Non-Core Assets**"). The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of International Accounting Standards ("**IAS**") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus (the "**SWX Rules for Financial Disclosure**"), which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded

Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

In addition, this offering circular includes audited consolidated financial statements for EPH, the holding company for the Belgium Refining Corporation N.V. ("**BRC**") refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 and unaudited condensed consolidated financial statements for EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS (collectively, the "**EPH Consolidated Financial Statements**"). We acquired EPH on May 31, 2006.

This offering circular also includes unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for year ended December 31, 2005 and the six months ended June 30, 2006 (collectively, the "**Unaudited Pro Forma Combined Financial Statements**"). The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG), and the restructuring that took place in August 2006, (iii) the Offering of the Shares and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements. In this offering circular, references to "on an unaudited pro forma combined basis" refer to information from the Unaudited Pro Forma Combined Statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

The statutory pro forma balance sheet for Petroplus Holdings AG as of offering date included in this offering circular was prepared in accordance with the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*, or the "**CO**") and gives effect to the Offering and the use of the proceeds from the Offering as set forth under "Use of Proceeds". You can find more information about the assumptions used in preparing this balance sheet in the notes to the balance sheet.

This offering circular also includes audited consolidated financial statements of Petroplus International B.V. as of and for the years ended December 31, 2003 and 2004 prepared in accordance with accounting principles generally accepted in the Netherlands ("**Dutch GAAP**") and audited consolidated financial statements of EPH as of and for the years ended December 31, 2003 and 2004 prepared in accordance with Dutch GAAP. There are certain differences between Dutch GAAP and IFRS and, as a result, financial statements presented in accordance with Dutch GAAP are not directly

comparable to financial statements presented in accordance with IFRS. In addition, as the Petroplus International B.V. Dutch GAAP financial statements have been prepared on a consolidated basis (including the Excluded Non-Core Assets) they are not comparable with the combined financial information or financial statements included in this offering circular.

Certain data contained in this offering circular, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row.

Exchange Rate Information

Our presentation currency is the U.S. dollar. However, a significant portion of our revenues, expenses, liabilities and assets are denominated in currencies other than the U.S. dollar, including the euro, Swiss franc and pounds sterling. Except as otherwise stated, amounts appearing in this offering circular that were converted into U.S. dollar amounts from other currencies were converted in accordance with the principles described in Note 4 to the Petroplus (Core Entities) Combined Financial Information.

The tables below show, for the periods indicated, the average, high, low and period-end euro noon buying rates in the City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00 (the "**noon buying rate**"). No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period (year-end)	Average	High	Low	Period-End
		($ per €)		
2001	0.90(1)	0.95	0.84	0.89
2002	0.95(1)	1.05	0.86	1.05
2003	1.13(1)	1.26	1.04	1.26
2004	1.24(1)	1.36	1.18	1.36
2005	1.24(1)	1.35	1.17	1.18
2006 (through November 9)	1.25(1)	1.30	1.19	1.27
Month in 2006				
April	1.23(2)	1.26	1.21	1.26
May	1.28(2)	1.29	1.26	1.28
June	1.27(2)	1.30	1.25	1.28
July	1.27(2)	1.28	1.25	1.28
August	1.28(2)	1.29	1.27	1.28
September	1.27(2)	1.28	1.26	1.27
October	1.26(2)	1.28	1.25	1.28
November (through November 9)	1.28(2)	1.28	1.27	1.28

(1) The average of the noon buy rates on the last day of each month during each of the years and for the period from January 1 through November 9, 2006.

(2) The average of the daily noon buying rate for each business day during the relevant month and for the period from November 1 through November 9, 2006.

This offering circular has been prepared and used as a prospectus in accordance with the SWX Listing Rules for the admission of the Shares for listing and for trading on the main segment of the SWX.

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TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	17
USE OF PROCEEDS	30
DIVIDENDS AND DIVIDEND POLICY	31
CAPITALIZATION	32
DILUTION	33
SELECTED FINANCIAL DATA	34
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
INDUSTRY OVERVIEW	76
BUSINESS	88
THE ACQUISITION OF THE INGOLSTADT REFINERY	105
REGULATION	109
BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	114
PRINCIPAL AND SELLING SHAREHOLDER	122
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	124
INFORMATION ABOUT THE ISSUER	128
DESCRIPTION OF SHARE CAPITAL AND SHARES	129
THE SWX SWISS EXCHANGE	137
OFFERING AND SALE	139
CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS	153
ADDITIONAL INFORMATION	159
GLOSSARY	161
INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS	F-1

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SUMMARY

The following summary is not complete and is to be read together with the more detailed information appearing elsewhere in this offering circular.

Petroplus

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve cost, insurance and freight ("c.i.f.")-priced Ekofisk at the refinery at free-on-board ("f.o.b.") prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.

May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell, or contract to sell, Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example:

- In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.
- In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.
- We continued with the divestiture program for our non-core assets that were not related to our refining and wholesale marketing operations, and in August 2006 sold the majority of our remaining non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
- We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related businesses. The purchase of the Ingolstadt refinery is expected to increase our crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

- We believe that the supply and demand fundamentals for refinery operations in Europe have improved since the late 1990s and will remain favorable.
- We expect that the significant imbalances between demand and supply of different refined petroleum product qualities that have developed in Europe and North America will continue in the next few years and that the price differentials between Europe and North America that

result from these product supply and demand imbalances will make long-distance sea transport of refinery products increasingly attractive.

- We believe that the continuing consolidation in the European and U.S. refining industry will create attractive opportunities to acquire competitive refining capacity.
- We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

- Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team are highly experienced and have a proven track record of growth in operations and shareholder returns in the refining industry through successful refinery asset acquisitions and seamless integration of these acquisitions.
- We believe that we are at the forefront of successfully identifying and consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the Ingolstadt refinery acquisition in July 2006.
- We are a leading "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand and, as a result, are free to supply our products into the distribution channel or market that we believe will maximize profits.
- Our growing portfolio of refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.
- Our refineries' locations provide key competitive advantages, such as crude and product transportation cost benefits, inland-market product premiums, and access to favorable customer markets and to crude oil supplies at attractive prices.
- Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur limit for gasoline and diesel, eliminating the need to divert additional capital to meet these requirements.
- We expect that the product supply-and-demand imbalance for gasoline between North America and Europe will result in arbitrage opportunities that we may be able to take advantage of through our BRC refinery.
- The flexibility of our portfolio of refineries to process a wide variety of crude types from around the world reduces our dependence on one particular crude or crude supplier, enhances our ability to opportunistically purchase crude on the spot market and enables us to take advantage of the sweet-sour differential.

Strategy

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

- The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisitions, and we intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital.
- We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations.

- Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.
- We will continue to promote operational excellence by devoting significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations.
- To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products.
- We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital.

The Ingolstadt Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, a fluid catalytic cracker ("FCC") unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern GmbH (**"Esso Bayern"**), which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either Transalpine (**"TAL"**) or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We believe we are acquiring a quality refinery at an attractive price that should be accretive to our earnings per share and generate positive cash flow from operations. Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. We intend to finance the acquisition with cash on hand, cash from operations and borrowings. The acquisition is expected to close in the first half of 2007.

Risk Factors

You should carefully consider the information under the caption "Risk Factors" and all other information in this offering circular before making an investment decision.

Organizational Structure

The diagram below depicts, in simplified form, our current corporate structure.



Petroplus Holdings AG
RIVR Acquisition B.V.
Petroplus International B.V.
Cressier Refinery
Teesside Refinery
BRC Refinery
Administrative and Commercial

The diagram above does not include certain entities that will be transferred outside our group in connection with the on-going divestiture of our non-core assets. You can find information about recent divestitures of our non-core assets in "Certain Relationships and Related Party Transactions".

Summary of the Offering

Offering	The Offering consists of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside the United States will be made in reliance on Regulation S.
Selling Shareholder	RIVR Holding B.V.
Shares	The Shares are in registered form with a nominal value of CHF 9.18 each.
Offered Shares	Without giving effect to the over-allotment option, we are offering 18,000,000 Shares (the "**New Shares**") and the selling shareholder is offering 22,000,000 Shares (the "**Existing Shares**").
Over-Allotment Option	We and the selling shareholder have granted the Managers an option to subscribe for up to 6,000,000 Shares (the "**Additional Shares**") at the Offer Price less fees associated with the underwriting to cover over-allotments and short positions made in connection with the Offering. The obligation to provide Additional Shares under the over-allotment option will be divided 45:55 between us and the selling shareholder.
Shares Outstanding After the Offering	58,336,600 Shares, or up to 61,036,600 Shares if the over-allotment option is exercised in full.
Percentage of Total Issued Share Capital Being Offered in the Offering	The Offered Shares will represent 69% of our total issued share capital outstanding immediately after the Offering, or 75% together with the Additional Shares assuming the over-allotment option is exercised in full.
Stabilization	In connection with this Offering, over-allotments and other stabilization measures may be effected by the Stabilization Manager to the extent legally permissible. See "Stabilization".
Bookbuilding Period	From November 13 to 29, 2006, 12:00 noon (Swiss time). We, together with the Managers, reserve the right to extend or shorten the bookbuilding period or terminate the Offering at any time and for any reason. The Managers will severally offer the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part.
Offer Price	The Offer Price is expected to be between CHF 55.00 and CHF 68.00 per Offered Share. The Offer Price is expected to be determined upon completion of the bookbuilding period. We expect to publish the Offer Price, the number of shares to be sold in the Offering and certain other information, once determined, on https://www.petroplus.ch/encore/PPHN_OC.pdf. The user login identification name for accessing this website is encore-access and the password is Enc-0r3+85.
Joint Global Coordinators	Credit Suisse and Morgan Stanley Bank AG.
Joint Bookrunners	Credit Suisse, Morgan Stanley Bank AG and UBS Investment Bank.

Co-Lead Manager . . . . Natexis.

Co-Manager . . . . Bank Vontobel AG.

Dividends . . . . The Offered Shares will be entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Voting Rights . . . . Each Share entitles its holder to one vote at our shareholders' meetings.

Net Proceeds/Use of Proceeds . . . . . . We intend to use the net proceeds from the Offering to repay existing indebtedness.

Lock-up . . . . We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to our stock option plan and shares issued upon the exercise of options granted pursuant to such stock option plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers (as defined herein) has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of

such Senior Manager), (2) a trust, the beneficiaries of which are the Senior Manager or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization) and/or members of such person's immediate family; provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after the completion of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Listing and Trading . . . . The Shares are not listed on any securities exchange, and there has been no public market for the Shares prior to the Offering. Application has been made to list the Shares, as well as our conditional share capital in the amount of CHF 230,191,254, on the main segment of the SWX. We expect that the Shares will be listed and that trading will commence on or about November 30, 2006.

Amendments or Changes . . . . Any notices containing or announcing amendments or changes to the terms of the Offering or to this offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85), announced through the electronic media in Switzerland and through publication in German-language and French-language newspapers in Switzerland.

Closing Date . . . . Application has been made for the Offered Shares to be accepted for clearance and settlement through SIS. Delivery of the Offered Shares against payment of the Offer Price will take place through SIS on or about December 5, 2006 or such other date as we and the Joint Bookrunners may agree.

Form of Shares	No share certificates will be issued, and share certificates will not be available for individual physical delivery (*aufgehobener Titeldruck*). See "Additional Information". Delivery of Offered Shares will be made in book-entry form only through the facilities of SIS.
Selling Restrictions	United States, European Economic Area and other countries. See "Offering and Sale—Transfer and Offering Restrictions".
Transfer Restrictions	The Offered Shares and any Additional Shares will be subject to certain restrictions on transfer as described under "Offering and Sale—Transfer and Offering Restrictions".
Paying Agent	Credit Suisse.
Law/Jurisdiction	Swiss law/Switzerland.
Swiss Security Number (*Valorennummer*)	2 775 224.
International Security Identification Number (ISIN)	CH0027752242.
SWX Ticker Symbol	PPHN.
Common Code	027460194.

Summary Financial Data

The tables below set forth summary pro forma combined financial and operational information for Petroplus Holdings AG, as well as summary historical combined financial and operational information for Petroplus (Core Entities) and summary historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The summary historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The summary historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The summary historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The summary historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the summary financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the summary financial information below for EPH for the six months ended June 30, 2006.

The summary pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the summary financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information summarized below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SUMMARY PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
		(unaudited)
	($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[1]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[2]	$ 124.2	$ 157.7
Net debt[3]	$ (4.9)	$ 139.4
Hedging gain/(loss)[4]	$ (164.0)	$ 25.3
KEY OPERATING STATISTICS:[5]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 305.0
Refinery operating expenses[6]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.69
Refinery operating expenses[6]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
			(unaudited)	(unaudited)
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[1]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[3]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[5]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refining operating expenses[6]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[6]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SUMMARY HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital(1)	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA(2)	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt(3)	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)(4)	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses(5)	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses(5)	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

RISK FACTORS

In addition to the other information contained in this offering circular, you should carefully consider the risk factors discussed below prior to making a decision to invest in the Offered Shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, you could lose all or part of your investment.

Risks Relating to Our Business and Our Industry

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- pricing and other actions taken by competitors that may affect the markets;
- political developments and instability in petroleum-producing regions such as the Middle East, Russia, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum-producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and
- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

We face significant competition. Increases in global refining and conversion capacity could further increase the competition we face and harm our business.

We face domestic and international competition in the markets in which we participate. With the adoption of higher environmental standards in Europe and the United States and the current historically high level of refining margins, many of our competitors are expected to upgrade their refining facilities, which would increase the competition faced by us in the markets for our particular slate of refined petroleum products. Oil majors, such as BP, ExxonMobil, Shell and Total, compete with us. Because the oil majors have diverse operations, larger and more complex refineries and/or greater capitalization, they may be better able than us to withstand volatile industry conditions, including shortages of crude oil or refined petroleum products, volatility in prices for crude oil or refined petroleum products or intense price competition at the wholesale level. In addition, oil majors have financial and other resources substantially greater than ours. Competition could cause price reductions, reduce our margins or result in loss of market share for our products and services. This may adversely affect our results of operations.

We need significant capital to fund our working capital, debt refinancing and future acquisitions.

We will require significant amounts of capital to fund our working capital, debt refinancing and future acquisitions.

We purchase crude oil mostly on the spot and forward markets, and we primarily finance those purchases through short-term working capital facilities. Because prices of crude oil can be volatile, it is crucial for us to have access to these facilities. The availability of funds under our working capital facilities is conditional upon, among other things, our continued compliance with the covenants contained therein. If we fail to meet these conditions and are unable to draw funds under our working capital facilities, our financial condition would be severely impacted. In addition, because most of our working capital facilities are floating-rate facilities, increases in base interest rates may negatively impact our financial condition.

We may also need to refinance all or a portion of our debt. Our ability to obtain any refinancing will depend on our financial condition at the time, the restrictions in the agreements governing our current and future financing arrangements and other factors, including general market and economic conditions. We may not be able to obtain funds for such a refinancing or, even if we are able to do so, such financing may not be available to us at favorable terms.

We will also be required to make expenditures to repair, maintain and upgrade our facilities. For example, in connection with the renewal of our BRC refinery's operating permit, we are required to refurbish a significant portion of the refinery's tank farm. As of June 30, 2006, we had spent $60.1 million of the $100.7 million of capital expenditures budgeted for the permit extension. We also may be required to make significant capital expenditures at our Antwerp processing facility as part of the renewal of its operating permit, which expires on December 4, 2006. In addition, we must continue to make sustaining and turnaround capital expenditures at our three refineries. If we are unable to fund these capital expenditures, our refineries might be unable to produce products that comply with future regulations, have operating permits revoked or otherwise be adversely affected.

Finally, we continually assess potential acquisitions of refining assets that would complement our businesses and expand our refinery and storage capacity. We may elect to fund future acquisitions with equity or debt financing or cash on hand. We cannot assure you, however, that our cash on hand and available debt and equity funding will be sufficient to fund those acquisitions and, in such an event, we might be required to forego attractive acquisition candidates.

Our ability to generate cash flow and obtain funding will depend on our future performance, which in turn will depend on successful implementation of our business strategies and on general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is

supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil exploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third-party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

Our Teesside refinery is dependent on the adjacent Huntsman petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant; the provision of crude storage capacity; and for the use of Huntsman's jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by Huntsman with 12-months' notice. If Huntsman were to terminate these agreements, or if Huntsman were to become insolvent, our Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

Our Cressier refinery receives all of its crude oil feedstocks from Fos-sur-Mer through the Société Française du Pipe Line Sud-Europeen ("SPSE"), Société Française du Pipeline du Jura ("SFPLJ") and Oleoduc du Jura Neuchâtelois S.A. ("OJNSA") spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively. If we are unable to transport crude oil to our Cressier refinery through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with Huntsman or the SPSE pipeline company are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our planned acquisition of the Ingolstadt refinery will further increase our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies solely on the TAL pipeline system for the delivery of its crude. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system. If we are unable to transport crude oil to the Ingolstadt refinery through these arrangements, we will need to utilize transportation alternatives. The cost of these alternatives would likely be significantly higher than

pipeline transportation costs over the TAL pipeline system and could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to foreign currency fluctuations and translation risks.

The cost of our crude oil and other feedstocks are primarily denominated in U.S. dollars and our other operating costs are denominated in local currencies, including euro, Swiss francs and pounds sterling, while our revenues are denominated in U.S. dollars, euro, Swiss francs and pounds sterling. Our profitability will be affected by fluctuations in the value of the currencies in which we sell our products and services against the currencies in which we pay for oil and other feedstocks. We currently hedge a portion of this transaction-related foreign currency exposure. Most of our debt is denominated in euro, but we also have borrowings denominated in Swiss francs, pounds sterling and U.S. dollars. We currently hedge a portion of our debt-related foreign currency exposure. There can be no assurance that present or future management of foreign exchange risk is or will be adequate or that exchange rate fluctuations will not have a material adverse effect on our business, results of operations, financial position or liquidity.

We report our financial results in U.S. dollars. Therefore, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries are denominated in currencies other than the U.S. dollar. In preparing our financial statements, we must translate the values of those assets, liabilities, revenues and expenses into U.S. dollars at the applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar against other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins.

Our existing senior term debt and working capital facilities require us to maintain certain hedged levels of our minimum operating stock and refining margins. Hedging refining margins limits both the downside and the upside of any potential fluctuations in the refining margins.

We plan to repay our senior term debt and are currently renegotiating our working capital facilities to eliminate the hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward. Reducing our hedging activity will leave us more exposed to fluctuations in refining margins.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous E.U., national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own and operate, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on cost.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of

renewing the permit for our Teesside refinery and the permits for the operation of our Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for our BRC refinery.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at our existing three refineries and our Antwerp processing facility relating to known contamination, and we may need to make additional expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. We have not yet made a provision in our financial statements for the expected costs of this remediation at the Antwerp processing facility. Similarly, we will need to make expenditures, which could be significant, to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of $19.6 million as of December 31, 2005. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

In addition to liability for remediation costs and regulatory non-compliances, we may be liable at common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum products spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the proposed new system in the European Union for registration, evaluation and authorization of chemicals (known as REACH) is expected to be among the most significant environmental issues affecting our operations in the future. Although the final form of the new system has not yet been determined, we are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the European Union or other relevant jurisdictions or that we will have

sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

You can find additional information on regulations affecting our business in "Regulation".

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of E.U., national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities which could increase the costs of operating our business. For example, we were subject to an ongoing investigation by the Belgian authorities regarding our safety procedures and practices at our Antwerp processing facility. We cooperated with the authorities in their investigation, and hired three additional managers to address the concerns raised by the authorities. Those authorities may require us to take additional and further actions which could increase our cost of operations at the facility.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires forced our Antwerp processing facility to shut down in 2000 for a period of weeks and our Cressier refinery to shut down in 2003 for one week and affected operations at the refinery for several months thereafter. In addition, fires have forced the BRC refinery, which we acquired in May 2006, to shut down several times, most recently, in September 2005 for several days and in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

Unscheduled or unexpectedly long scheduled repair, maintenance and turnarounds at our refineries could affect our results of operations. In addition, as refining margins are volatile, it is possible that periods of expected low refining margins during which we undertake scheduled turnarounds could turn out to be high margin periods.

We need to carry out regular maintenance at our refineries. Our refineries are typically shut down every four years for major turnarounds to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. These shut-downs vary in duration depending on the complexity of the refinery and the work to be performed, but typically last between four to five weeks. We also shut down each refinery two years after each major turnaround in order to perform an intermediate turnaround, which typically lasts between three and four weeks. In addition, portions of our refineries may be shut down for shorter periods to perform more limited maintenance, catalyst replacement and capital improvements. We may need to shut down our refineries unexpectedly for repairs and maintenance. For example in the third quarter of 2006, the BRC refinery's throughput was affected by shut-downs totaling 19 days for safety and reliability maintenance following a small fire near its reformer unit, in which nobody was hurt, and following various electrical outages. Although we attempt to schedule shut-downs during periods of low refining margins, it is possible that our refineries may be shut down during periods of high margins as a result of, for example, the volatility and unpredictability of refining margins, the need to make unscheduled shut-downs or scheduled shut-downs taking longer to complete than expected.

We may not be able to manage our growth effectively.

If we successfully implement our business plan, we expect to grow rapidly through acquisitions. If the pace of our growth continues, it will place a strain on our administrative, financial and operational resources. To manage growth effectively, we will need to control costs, attract and retain highly skilled employees, improve our operating efficiency and enhance our management, financial and reporting systems and procedures.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our refinery operations.

The majority of our refinery employees are represented by trade unions under collective bargaining agreements, which are generally renegotiated every two years. While our relationships with the trade unions representing our employees in Belgium and the United Kingdom are normal, negotiations with these unions have, at times, been difficult. For example, the BRC refinery in Antwerp, which we acquired in May 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. We may experience strikes, lockouts or other significant work stoppages in the future, any of which could adversely affect our business, financial condition or results of operations.

Loss of key executives and failure to attract qualified management could limit our growth and negatively impact our operations.

We depend highly upon our senior management team. We will continue to require operations management personnel with refinery industry experience. We do not know the availability of such experienced management personnel or how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, in particular Thomas D. O'Malley, our chairman and chief executive officer, or the inability to hire experienced management personnel could materially adversely affect our operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland and the United Kingdom, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Germany, Africa and North America. Additionally, we purchase the crude oil that we refine predominantly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- our profitability will be affected by fluctuations in currency exchange rates; and

- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

We are faced with operational hazards and uninsured risks that could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to operational risks, such as fires, flooding, interruptions to power supplies, technical failures and explosions. Such risks and hazards could result in damage or harm to, or destruction of, properties, production facilities, people and the environment. Any or all of these hazards, as well as possible legal liability to us arising therefrom, could have a material adverse effect on our financial condition and results of operations. We have property, business interruption and liability insurance. Generally, our deductible for our property insurance is approximately €1.0 million for our refineries. The deductibles under our liability and business interruption insurance are approximately €225,000 and 85 days of business interruption, respectively. We believe these deductibles are consistent with industry practice. Our insurance may not fully cover the consequences of all property damage, business interruption and other liabilities. In particular, our business interruption insurance may not cover blockades and our property and our liability insurance does not cover gradual environmental and other damage that is not the result of an insurable accident, and does not cover any indemnity payments made to third parties relating to environmental costs. The occurrence of an event that affects operations and is not fully covered by insurance could have an adverse impact on our business financial condition and results of operations. In addition, there can be no assurance that the insurance coverage we need to run our operations will be available on commercially reasonable terms in the future.

Any military strikes, sustained military campaigns or terrorist activity in the areas or regions where we do business could have a material adverse effect on our business, results of operations and financial condition.

Any military strikes or sustained military campaign in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined petroleum products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and markets. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our refineries or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could have a material adverse effect on our financial position and may limit our financial flexibility.

Following our repayment of existing debt with the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V., we will still have a significant amount of debt outstanding. Assuming the application of the net proceeds from the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. as described in "Use of Proceeds" as if these events had taken place on January 1, 2005, our total interest-bearing loans and borrowings as of June 30, 2006 would have been approximately $491.8 million. As at that date, our group equity on a pro forma combined basis would have been approximately $1,489.6 million.

Subject to certain restrictions in our bank facilities and other existing and planned debt agreements, we may incur significant additional debt in the future to fund our working capital needs and for other purposes, including possible future acquisitions. We have incurred and will continue to incur substantial short-term debt to fund our working capital needs.

Our substantial debt could have important consequences for you. For example, it could:

- make it more difficult for us to satisfy our debt-service obligations;
- increase our vulnerability to adverse general economic and industry conditions;
- limit our ability to obtain additional financing to fund our capital expenditures, working capital, acquisitions and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- limit our ability to take advantage of significant business opportunities;
- place us at a competitive disadvantage compared to our competitors that have less debt and greater access to capital resources than we have; and
- require us to dedicate a substantial portion of our cash flow from operations to payment of our debt.

In addition, our failure to comply with the covenants and restrictions contained in the agreements governing our indebtedness could trigger defaults under those agreements.

Risks Related to the BRC Refinery Acquisition, the Planned Ingolstadt Refinery Acquisition and Other Future Acquisitions

The risks associated with the acquisitions of the BRC and Ingolstadt refineries and their integration, and other future acquisitions, could have a material adverse effect on our business, financial condition and results of operations. We may not be able to successfully integrate any of these acquisitions into our business.

A substantial portion of our growth is expected to come from acquisitions, including our recent acquisition of the BRC refinery in May 2006 and our planned acquisition of the Ingolstadt refinery. A principal component of our strategy going forward is to continue to selectively acquire refining assets to increase cash flow and earnings. Our ability to do so will depend upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many other factors beyond our control.

In connection with the recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition or with future acquisitions, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations. These difficulties may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. For example, we are currently in the process of upgrading safety procedures and policies at the BRC refinery in order to conform the refinery's procedures to our standards.

The recent BRC refinery acquisition, the planned Ingolstadt refinery acquisition and any other future acquisitions involve risks, including:

- unexpected losses of key employees, customers and suppliers of the acquired operations;
- difficulties in integrating the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations;
- challenges in managing the increased scope, geographic diversity and complexity of our operations; and
- mitigating contingent and/or assumed liabilities.

If we are unable to successfully meet the challenges associated with one or more of our acquisitions, this could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits of the planned Ingolstadt refinery acquisition.

Our estimates regarding the earnings, operating cash flow, capital expenditures and liabilities resulting from our planned acquisition of the Ingolstadt refinery included in this offering circular is based on information currently available to us and may prove to be incorrect. In addition, we may not realize any anticipated benefits of the acquisition and may not be successful in integrating the acquired assets into our existing business.

Although the information in this offering circular assumes the consummation of the Ingolstadt refinery acquisition, the consummation is subject to the satisfaction of certain conditions precedent, including review and approval from competition authorities. Our failure to acquire the Ingolstadt refinery would result in our asset base being smaller than as described in this offering circular.

Accordingly, we would not realize the anticipated benefits we discuss in this offering circular that are based on our completion of this acquisition.

We have provided limited historical financial and other information about the Ingolstadt refinery in this offering circular. We also have been unable to verify information in this offering circular relating to this refinery as completely as we would with information produced from our own internal sources.

We have not included in this offering circular any audited or unaudited historical financial statements for the Ingolstadt refinery. The Ingolstadt refinery has historically been operated as part of ExxonMobil's central European operations. As a result, separate stand-alone financial statements for this entity have not been prepared and are not available.

We have included in this offering circular certain business, operational and other information about the Ingolstadt refinery. This information has been derived from information provided to us by the seller of the Ingolstadt refinery and reflects our analyses of such information. We have not been able to verify this information by reference to the underlying sources or to the same extent as we would for information produced from our own internal sources. The seller of the Ingolstadt refinery has not reviewed or approved any of the information contained in this offering circular regarding the Ingolstadt refinery.

We may be liable for significant environmental costs relating to past and/or future acquisitions.

In connection with acquisitions of refineries, we may become responsible for certain environmental clean-up liabilities or costs. For example, the planned Ingolstadt refinery acquisition agreement provides that, subject to certain limitations, the seller will indemnify us only against a certain percentage, on a sliding-scale basis for up to eight years, of environmental liabilities and costs to the extent such liabilities and costs are related to acts or omissions by the seller prior to the completion of the acquisition. We have also agreed to indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity. There can be no assurances that the seller will satisfy its obligations under this agreement, that the liabilities and costs in excess of those that the seller has agreed to reimburse us for will not be significant or that significant liabilities will not arise with respect to the other matters we have assumed or for which we are indemnifying the seller. Moreover, if the seller were to become insolvent, the seller would be unable to reimburse us for the environmental liabilities that it has agreed to reimburse us for. In addition, we may agree to be responsible for these or other types of environmental liabilities in connection with future acquisitions. There can be no assurances that these environmental liabilities and/or costs or expenditures to comply with environmental laws will not have a material adverse effect on our current or future results of operations and financial condition.

Risks Relating to the Restructuring

We have recently divested our non-core assets and acquired EPH, including the BRC refinery and related supply and distribution assets. Our limited operating history as an entity without these non-core assets and with EPH makes it difficult to assess our historical performance and outlook for future revenues and other operating results.

Historically, our financial performance has been reported together with, and has been combined with, the results of operations, assets and cash flow of the Excluded Non-Core Assets and without giving effect to the acquisition of EPH, including the BRC refinery and related supply and distribution assets, on May 31, 2006. The Unaudited Pro Forma Combined Financial Statements included in this offering circular have been prepared to show our results of operations, financial position and cash flows after giving effect to certain pro forma assumptions and adjustments. In particular, the Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these

assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of presentation for these financial statements will differ from that used in the Unaudited Pro Forma Combined Financial Statements. The Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

We have continuing liability for certain obligations relating to divested assets.

We have significant liabilities in relation to the disposal of our non-core assets in recent years. In connection with certain of these disposals, we were required to give indemnities and guarantee certain obligations relating to some of the divested assets. For example, when we sold non-core assets in August 2006, our subsidiary Petroplus International B.V. unconditionally and irrevocably undertook to fully indemnify the acquirer of these assets, RIVR Divestment B.V, against all claims brought and losses to be suffered by RIVR Divestment B.V. resulting from certain liabilities of RIVR Divestment B.V. under any of the agreements pursuant to which RIVR Divestment B.V. sold or shall sell any of such non-core assets to third-party buyers, to the extent RIVR Divestment B.V. is unable to pay such amount and Petroplus International B.V. has provided prior written notice to RIVR Divestment B.V. that it agrees to the terms of the third-party agreement giving rise to such liability. In addition, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and the Oxyde Chemical group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, the sale of the Frisol/Bunkering group and Oxyde Chemical group. You can find more information about this indemnity and guarantee in "Certain Relationships and Related Party Transactions—Sale of Non-Core Assets". There can be no assurance that we will not be required to expend considerable amounts under the indemnities, guarantees and other liabilities we have incurred in connection with prior and planned asset disposals.

Risks Relating to Our Shares

The market price of our Shares may differ significantly from the initial offer price and the liquidity of any trading market that may develop could be limited.

Prior to the Offering, there has been no trading market for our Shares and there can be no assurance that an active market will emerge or can be sustained after the Offering. Accordingly, there can be no assurance as to the liquidity of any market for our Shares. The Offer Price of the Offered Shares will be determined by negotiations among us, the selling shareholder and representatives of the Managers and may bear no relationship to the price at which the shares will trade upon completion of the Offering. The market price of the Offered Shares subsequent to the Offering could be subject to fluctuations in response to factors such as actual or anticipated variations in our operating results, announcements of innovations or introductions of new products by either us or other market participants, changes in estimates or recommendations by financial analysts, currency exchange rates, regulatory developments, general market conditions and other factors. In addition, international financial markets have from time to time experienced price and volume fluctuations, which have been unrelated to the operating performance or prospects of individual companies. Consequently, the trading market for, and the liquidity of, our Shares may be materially adversely affected by general declines in the market or by declines in the market for similar securities.

Our existing shareholders will continue to have an interest in us following the Offering.

Upon completion of the Offering, and assuming the over-allotment option is exercised in full, our existing shareholders are expected to continue to own approximately 25% of our outstanding Shares and the selling shareholder alone will continue to beneficially own approximately 21% of our outstanding Shares. As a result, our existing shareholders will have an influence in matters submitted to a vote of our shareholders, including matters such as approval of the annual financial statements, declarations of annual dividends, the election and removal of the members of our board of directors, capital increases and amendments to our bylaws. The interests of our controlling shareholders may, in certain cases, differ from your interests.

If we, the selling shareholder or our Senior Management sell additional Shares after this Offering, the market price of our Shares could decline.

The market price of our Shares could decline as a result of sales of a large number of Shares in the market after this Offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We, the selling shareholder and our Senior Managers have agreed not to offer or sell, directly or indirectly, any Shares without the permission of the Joint Bookrunners for a period of 180, 180 and 360 days, respectively, following the completion of the Offering, subject to certain exceptions. Sales of a substantial number of Shares following the expiration of these lock-up periods, or upon permission of the Joint Bookrunners, could cause our share price to fall.

We continually evaluate potential refinery acquisitions. Any other significant acquisition may require us to issue Shares or securities linked to the Shares to finance all or a portion of such acquisition. There can be no assurance that those Shares or securities would be issued at an appropriate price and would not cause our share price to fall.

Our ability to pay dividends in the future will depend upon future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors.

The amount of any future dividend payments we may make will depend upon our future earnings, financial condition, cash flows, working capital requirements, capital expenditures and other factors, including applicable provisions of Swiss law requiring us to maintain certain statutory reserves and of our current and future financing arrangements. Our business is volatile and there can be no assurance that we will have distributable reserves available for dividends in the future.

U.S. holders may not be able to exercise preemptive rights, and as a result may experience substantial dilution upon future issuances of stock.

U.S. holders of Shares may not be able to exercise any preemptive or preferential rights in respect of shares held by them unless a registration statement under the U.S. Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We currently have no intention of filing such a registration statement. As a result, in the future we may sell shares or other securities to persons other than our existing shareholders at a lower price than the shares being sold in this Offering, and as a result U.S. shareholders may experience substantial dilution of their interest in Petroplus Holdings AG.

There is doubt as to the enforceability of civil liability provisions of U.S. federal or state securities laws.

Petroplus Holdings AG is organized under the laws of Switzerland. Some of our directors and executive officers and certain of the experts named herein are neither citizens nor residents of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or us, or to enforce against them in U.S. courts judgments obtained in such courts predicated upon civil liability provisions of the federal or state securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland, in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liability provisions of the federal or state securities laws of the United States.

U.S. investors generally will suffer adverse U.S. federal income tax consequences if Petroplus Holdings AG is characterized as a passive foreign investment company.

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Whether Petroplus Holdings AG is a PFIC is determined annually, and will depend, among other things, upon the composition of Petroplus Holdings AG's income and assets, the market value of Petroplus Holdings AG's stock and changes in Petroplus Holdings AG's activities and in the assets and gross receipts of subsidiaries in which Petroplus Holdings AG owns at least a 25% interest. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year. You can find a more detailed discussion of the PFIC rules, in "Certain Swiss and

U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation—Passive Foreign Investment Company".

Holders of our shares may be subject to exchange rate risks.

The Shares being sold in the Offering are priced in Swiss francs, and, assuming that a trading market for our shares develops on the SWX, will be quoted and traded in Swiss francs. In addition, any dividends we may pay will be declared and paid in Swiss francs. Accordingly, holders of Shares resident in non-Swiss jurisdictions are subject to risks arising from adverse movements in the value of their local currencies against the Swiss franc, which may reduce the value of the Shares, as well as that of any dividends paid.

USE OF PROCEEDS

Assuming an Offer Price of CHF 61.50 per share (the mid-point of the Offer Price range), we estimate that the net proceeds from the New Shares in this Offering, after deducting underwriting commissions and Swiss stamp duty payable by us, will be approximately $855 million.

We currently intend to use the net proceeds from the Offering to repay existing indebtedness.

We will not receive any proceeds from the sale of the Existing Shares by the selling shareholder other than approximately $225 million (€175 million) from the repayment of a note payable from the selling shareholder to our subsidiary Petroplus International B.V.

The actual total net proceeds from the sale of New Shares in the Offering will depend on the number of New Shares issued and actually placed at the Offer Price. This will also determine the amount of commissions to be paid to the Managers.

DIVIDENDS AND DIVIDEND POLICY

All Offered Shares will have the same dividend rights as our other outstanding Shares. The Offered Shares will be entitled to dividends paid, if any, beginning for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. Since our incorporation in Bermuda in February 2006, we have not paid any dividends. While we currently intend to retain our future earnings to finance the improvement and expansion of our business, we intend to implement a cash dividend policy for our Shares in the future. Future dividends on our Shares, if any, will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Any dividends paid on the Shares will be subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. In accordance with the requirements of Swiss law, we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital, as required by Article 671 of the CO.

Swiss law requires that the declaration of any dividend proposed by the board of directors be approved at the annual general shareholders' meeting by a majority of the Shares represented at the meeting. In addition, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory requirements and our articles of association (article 728 paragraph 1 of the CO).

Any proposal by the board of directors to declare a dividend, if any, will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax and other legal considerations. We expect that the principal source of funds for the payment of dividends, if any, will be dividends, interest and debt payments received from our current and future subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with applicable law of the relevant jurisdiction. For these reasons, and for the other reasons described above, we can provide no assurances that we will declare and pay any dividends in the future or that, if paid, the dividends will correspond to the policy described above. Payment of any dividends on the Offered Shares will be denominated in Swiss francs.

Dividends are usually due and payable after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves.

Dividends and similar payments by Swiss companies to certain persons and organizations are currently restricted pursuant to sanctions imposed by the Swiss government.

CAPITALIZATION

The table below sets forth capitalization and other balance sheet information for Petroplus (Core Entities) as of June 30, 2006 on an actual basis and on an adjusted basis to reflect:

- the sale of the New Shares assuming an Offer Price of CHF 61.50 per share (being the mid-point of the Offer Price range);
- the selling shareholder's repayment on its note to Petroplus International B.V.; and
- the use of the net proceeds from this Offering, after deducting underwriting commissions and Swiss stamp duty payable by us, and the selling shareholder's repayment of its note as described under "Use of Proceeds".

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2006 included elsewhere in this offering circular.

	As of June 30, 2006	
	Actual	Adjusted
	(in millions)	
Cash and short-term deposits	$ 101.3	$ 101.3
Interest bearing loans and borrowings	$1,347.0	$ 267.3
Total shareholders' equity	339.6	1,194.8
Total capitalization	$1,686.6	$ 1,462.1

The capitalization table above has been prepared based on the Petroplus (Core Entities) combined balance sheet as of June 30, 2006 and does not reflect our actual consolidated balance sheet, as the combined balance sheet does not include the financial position and results of operation of the Excluded Non-Core Assets. Further, the combined balance sheet is not presented at the level of Petroplus Holdings AG and does not reflect the effect of the consolidation of the holding companies of Petroplus International B.V. (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG). Going forward, the basis of presentation for our financial statements will be at the Petroplus Holdings AG level. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

DILUTION

Our net tangible book value per share represents:

- our total assets, less intangible assets;
- less total liabilities; and
- divided by the number of our Shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our Shares in the Offering and the net tangible book value per share of our Shares immediately following the Offering.

After giving effect to this Offering assuming an Offer Price of CHF 61.50 (the mid-point of the Offer Price range) and the receipt by us of an estimated $855 million of net proceeds from the Offering, after deducting underwriting discounts and Swiss stamp duty payable by us, the adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) would have been $1,174.6 million, or $20.14 per share. This also represents an immediate dilution of $29.10 per share to new investors purchasing Shares in the Offering. The following table illustrates this per share dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Offer Price per share	CHF 61.50	CHF 61.50
Net tangible book value per share before the Offering[1]	$7.92	$7.92
Adjusted net tangible book value per share after the Offering	$20.14	$21.34
Dilution per share to new investors	$29.10	$27.90

(1) This calculation is based on total shares of 40,336,600. This represents the total issued shares of Petroplus Holdings AG giving effect to the change in par value and the reverse acquisition of RIVR Aquisition B.V. in August 2006. You can find more information about these changes in our share capital under "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Share Capital Changes".

While the per share amounts in the table above have been calculated using the number of Shares of Petroplus Holdings AG, the net tangible book value and adjusted net tangible book value as of June 30, 2006 for the Petroplus (Core Entities) has been derived from the value of Petroplus (Core Entities) combined balance sheet and does not reflect the net tangible book and adjusted net tangible book value of Petroplus Holdings AG. You can find more information about the basis of presentation for the financial information included in this offering circular under "Presentation of Financial and Other Information".

SELECTED FINANCIAL DATA

The tables below set forth selected pro forma combined financial and operational information for Petroplus Holdings AG, as well as selected historical combined financial and operational information for Petroplus (Core Entities) and selected historical consolidated financial and operational information for EPH, the holding company for the BRC refinery and related wholesale marketing assets.

In August 2006, the shareholders of RIVR Acquisition B.V. contributed their shares in RIVR Acquisition B.V. to Argus in return for shares in Argus resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Aquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG and the direct shareholder of Petroplus International B.V., the direct and indirect parent company of Petroplus (Core Entities).

As part of and prior to the completion of this reorganization, we sold and entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties. These non-core assets represent assets that are not related to our core refining and wholesale marketing operations.

The selected historical combined financial information for Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 has been derived from the audited combined financial information of Petroplus (Core Entities) as of and for the years ended December 31, 2004 and 2005 included elsewhere in this offering circular. The selected historical combined financial information for Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed combined financial information of Petroplus (Core Entities) as of and for the six months ended June 30, 2005 and 2006 included elsewhere in this offering circular. The Petroplus (Core Entities) Combined Financial Information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. The proceeds we have received from the sale of the Excluded Non-Core Assets have been recorded, at the time the sale was realized, directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these disposals without impacting the performance of our core operations in terms of the combined income statement and combined balance sheet. The Petroplus (Core Entities) Combined Financial Information has been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which require that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering. The Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

The selected historical consolidated financial information for EPH as of and for the years ended December 31, 2004 and 2005 has been derived from the audited consolidated financial statements of EPH, the holding company for the BRC refinery and related wholesale marketing assets, as of and for the years ended December 31, 2004 and 2005 prepared in accordance with IFRS and included elsewhere in this offering circular. The selected historical consolidated financial information for EPH as of and for the six months ended June 30, 2005 and 2006 has been derived from the unaudited condensed consolidated financial statements of EPH as of and for the six months ended June 30, 2005 and 2006 prepared in accordance with IFRS and included elsewhere in this offering circular.

We acquired EPH on May 31, 2006. Therefore, the results of operations, financial position and cash flows of EPH for the period from May 31 to June 30, 2006 are reflected both in the selected financial information below for Petroplus (Core Entities) for the six months ended June 30, 2006 and in the selected financial information below for EPH for the six months ended June 30, 2006.

The selected pro forma combined financial information for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 has been derived from the unaudited pro forma combined financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and included elsewhere in this offering circular. The Unaudited Pro Forma Combined Financial Statements have as their starting point the Petroplus (Core Entities) Combined Financial Information, and are further adjusted to give effect to (i) our acquisition of EPH as if this acquisition had occurred as of January 1, 2005, (ii) the consolidation of the holding companies of Petroplus (Core Entities) (i.e., RIVR Acquisition B.V. and Petroplus Holdings AG) and the restructuring that took place in August 2006, (iii) the Offering and our listing on the SWX and other related impacts as if these events had occurred as of January 1, 2005, and (iv) the use of the proceeds from events (ii) and (iii) as set forth under "Use of Proceeds" as if these events had taken place as of January 1, 2005. The proceeds we received from the sale of the Excluded Non-Core Assets have been recorded directly in the unaudited pro forma combined balance sheet as shareholders' contribution to equity. The Unaudited Pro Forma Combined Financial Statements have been prepared in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. The Unaudited Pro Forma Combined Financial Statements are for illustrative purposes only and reflect certain assumptions and adjustments. We believe the assumptions and adjustments underlying these financial statements are reasonable. However, these assumptions and adjustments may not necessarily reflect our results of operations or financial position in the future, or what our results of operations or financial position would have been if we had acquired EPH as of January 1, 2005, if we had operated without the Excluded Non-Core Assets during the periods presented, or if the Offering had taken place as of January 1, 2005. There can also be no assurance that our actual results will not differ significantly from the pro forma assumptions and adjustments reflected in the Unaudited Pro Forma Combined Financial Statements. You can find more information about the assumptions and adjustments used in the preparation of the Unaudited Pro Forma Combined Financial Statements in the notes to those financial statements.

We will begin publishing consolidated financial statements for Petroplus Holdings AG as of and for the year ended December 31, 2006. The basis of preparation for these financial statements will differ from that used in the preparation of the Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements. The Petroplus (Core Entities) Combined Financial Information and the Unaudited Pro Forma Combined Financial Statements are not indicative of what our results of operations, financial position and cash flows would have been had we reported on a consolidated basis at the level of Petroplus Holdings AG.

None of the selected financial and operational information set forth below reflects our planned acquisition of the Ingolstadt refinery, which is expected to close in the first half of 2007. You can find more information about this acquisition in "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Acquisition of the Ingolstadt Refinery", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook" and "The Acquisition of the Ingolstadt Refinery".

You should read the information set forth below in connection with the information contained in "Presentation of Financial and Other Information", "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this offering circular.

SELECTED PRO FORMA COMBINED PETROPLUS HOLDINGS AG FINANCIAL INFORMATION

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(unaudited) ($ million, except as noted)	
INCOME STATEMENT DATA:		
Revenue	$7,819.7	$4,479.1
Materials costs	7,415.3	4,173.0
Gross margin	$ 404.4	$ 306.1
Personnel expenses	110.5	75.1
Operating expenses	101.1	47.7
Depreciation and impairments	77.5	37.6
Other administrative expenses	59.8	26.4
Operating income	$ 55.5	$ 119.3
Financial (expense)/income, net	(9.1)	31.3
Foreign currency exchange (losses)/gains	(8.8)	1.0
Share of loss from equity investments	—	(0.2)
Net income before income taxes	$ 37.6	$ 151.4
Income tax benefit/(expense)	12.6	(24.3)
Net income	$ 50.2	$ 127.1
BALANCE SHEET DATA (end of period):		
Cash and short-term deposits	$ 175.4	$ 352.4
Working capital[(1)]	$ 342.7	$ 504.8
Total assets	$3,464.8	$3,493.2
Total interest-bearing loans and short-term borrowings	$ 170.5	$ 491.8
Shareholders' equity	$1,350.7	$1,489.6
KEY FINANCIAL DATA:		
EBITDA[(2)]	$ 124.2	$ 157.7
Net debt[(3)]	$ (4.9)	$ 139.4
Hedging gain/(loss)[(4)]	$ (164.0)	$ 25.3
KEY OPERATING STATISTICS:[(5)]		
Throughput (thousands of bpd):		
Crude unit throughput	251.5	242.6
Other throughput	4.1	9.4
Total throughput	255.6	252.0
Production (thousands of bpd)	255.8	253.0
Unhedged gross refining margin	$ 599.8	$ 305.0
Refinery operating expenses[(6)]	$ 134.9	$ 71.9
Per barrel of throughput data ($):		
Unhedged gross refining margin	$ 6.43	$ 6.69
Refinery operating expenses[(6)]	$ 1.45	$ 1.58

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings from banks less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs that are directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL PETROPLUS (CORE ENTITIES) COMBINED FINANCIAL INFORMATION

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005 (unaudited)	Six Months Ended June 30, 2006 (unaudited)
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7
Personnel expenses	84.4	77.6	41.4	50.1
Operating expenses	51.8	68.6	30.6	35.4
Depreciation and impairments	31.0	40.7	18.1	19.6
Other administrative expenses	40.8	35.7	16.1	18.8
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8
Financial (expense)/income, net	(33.4)	(63.7)	(48.3)	15.7
Foreign currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)
Share of loss from equity investments	(2.7)	—	—	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$ (48.1)	$ (211.0)
Cash used in investing activities	$ (81.9)	$ (121.3)	$ (23.2)	$ (451.1)
Cash provided by (used in) financing activities	$ 135.7	$ (3.5)	$ 1.6	$ 683.4
Capital expenditures for property, plant and equipment	$ (76.7)	$ (46.6)	$ (23.2)	$ (21.9)
Refinery acquisition expenditures	$ —	$ —	$ —	$ (429.2)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 139.9	$ 62.7		$ 101.3
Working capital[1]	$ 130.6	$ (157.0)		$ (80.3)
Total assets	$1,926.7	$2,189.2		$3,135.2
Total interest-bearing loans and short-term borrowings	$ 485.1	$ 515.8		$1,347.0
Shareholders' equity	$ 239.6	$ 141.2		$ 339.6
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3
Net debt[3]	$ 345.2	$ 453.1		$1,245.7
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5
KEY OPERATING STATISTICS (unaudited):[5]				
Throughput (thousands of bpd):				
Crude unit throughput	160.2	158.7	153.3	152.9
Other throughput	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Production (thousands of bpd)	161.3	160.2	153.1	155.3
Unhedged gross refining margin	$ 282.4	$ 324.3	$ 108.6	$ 152.8
Refinery operating expenses	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput data ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[6]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Excludes Antwerp processing facility.

(6) Refinery operating expenses reflect all costs directly related to the operation of our refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

SELECTED HISTORICAL EUROPEAN PETROLEUM HOLDINGS CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Materials cost	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
CASH FLOW DATA:				
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$ (65.1)	$ 66.3
Cash used in investing activities	$ (29.6)	$ (29.3)	$ (13.1)	$ (10.7)
Cash (used in) provided by financing activities	$ (44.2)	$ 70.4	$ 56.1	$ (118.1)
Capital expenditures for property, plant and equipment	$ (27.6)	$ (23.1)	$ (13.1)	$ (12.4)
BALANCE SHEET DATA (end of period):				
Cash and short-term deposits	$ 43.6	$ 88.4		$ 26.6
Working capital[1]	$ 64.6	$ 85.5		$ 144.5
Total assets	$ 424.1	$ 674.1		$ 640.1
Total interest-bearing loans and short-term borrowings	$ 62.4	$ 136.8		$ 114.4
Shareholders' equity	$ 171.7	$ 198.9		$ 263.2
KEY FINANCIAL DATA (unaudited):				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Net debt[3]	$ 18.8	$ 48.4		$ 87.8
Hedging gain/(loss)[4]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)
KEY OPERATING STATISTICS (unaudited):				
Throughput (thousands of bpd):				
Crude unit throughput	91.1	92.7	95.7	89.6
Other throughput	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Production (thousands of bpd)	94.4	95.6	100.7	97.6
Unhedged gross refining margin	$ 190.4	$ 275.5	$ 155.4	$ 152.2
Refinery operating expenses	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput data[8]:				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[5]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Working capital represents current assets less current liabilities.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Net debt includes total interest-bearing loans and short-term borrowings less cash and short-term deposits.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

(5) Refinery operating expenses reflect all costs that are directly related to the operation of the BRC refinery. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other expenses related to refinery operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus (Core Entities) Combined Financial Information, the EPH Consolidated Financial Statements, the Unaudited Pro Forma Combined Financial Statements and the related notes to those financial statements included elsewhere in this offering circular. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risk Factors" and elsewhere in this offering circular, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows us to achieve c.i.f. priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Recent Developments

Restructuring of Debt Facilities

In October 2006, we, through certain of our subsidiaries, secured a financing commitment for a new $635 million credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. This facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the repayment in full of the Senior Credit Facility (as described below) and the Second Lien Credit Facility (as described below). Borrowings under the Senior Secured Facility are expected to be available in euro, U.S. dollars, pounds sterling and Swiss francs.

In connection with the Offering we also intend to restructure and pay off certain of our debt agreements:

- We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to us to repay in full and cancel the Senior Credit Facility and the Second Lien Credit Facility.

- We intend to amend and increase the Inventory Revolving Credit Facility (as described below) to up to a total of $1.2 billion of committed availability for three years, which would allow for the subsequent cancellation of our Trade Finance Facilities (as described below). We also expect to have an option to increase the Inventory Revolving Credit Facility to up to $2.0 billion in connection with future acquisitions, including the Ingolstadt refinery.

In addition, we are considering replacing our Receivables Purchase Facility (as described below) with an asset backed commercial paper program in the first half of 2007 which would provide us with liquidity of up to $900 million.

Corporate Reorganization and Divestiture of Non-Core Assets

In August 2006, the selling shareholders contributed its shares in RIVR Acquisition B.V. to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR Acquisition B.V. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. As part of and prior to the completion of this reorganization, we sold or entered into contracts to sell various companies that constitute our non-core assets to entities owned by the selling shareholder that are outside our group or to unaffiliated third parties for total consideration of approximately $148 million, of which approximately $113 million had been received as of the date of this offering circular. The non-core assets include assets not related to our core refining and wholesale marketing operations and include Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; and Oxyde Chemical, our chemicals and plastics trading and distribution business. We also sold 4Gas, our liquefied natural gas import terminal and marketing businesses, to the selling shareholder in exchange for an approximately $225 million note and the assumption of approximately $64 million in debt, and sold our shares in the remaining non-core entities of the 4Gas group for an approximately $6.4 million note. We expect the selling shareholder to repay its note in full with part of the proceeds it receives from this Offering. You can find more information about these sales of non-core assets in "Certain Relationships and Related Party Transactions".

The Planned Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire one of ExxonMobil CE's refinery and wholesale businesses located in Ingolstadt, Germany. The purchase price will be approximately $425 million, plus the value of net working capital at the transaction closing date. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels. The Ingolstadt refinery has a crude oil throughout capacity of approximately 110,000 bpd. This acquisition is expected to close in the first half of 2007.

You can find more information about the planned acquisition of the Ingolstadt refinery and the effect this acquisition is expected to have on our results of operations in "—The Acquisition of the Ingolstadt Refinery", "—Outlook" and "The Acquisition of the Ingolstadt Refinery". The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Basis of Presentation

The discussions below under "—Results of Operations" and "—Liquidity and Capital Resources" contain separate analyses based on the Petroplus (Core Entities) Combined Financial Information and on the EPH Consolidated Financial Statements.

We have prepared and included in this offering circular the Petroplus (Core Entities) Combined Financial Information. This financial information includes the results of operations, financial position and cash flows of our core refining and wholesale marketing operations (including the Cressier and Teesside refineries and EPH (the holding company of the BRC refinery) from the completion of the acquisition on May 31, 2006) for the periods covered by the financial information and excludes the results of operations, financial position and cash flows of the Excluded Non-Core Assets. We have recorded the proceeds we received from the sale of the Excluded Non-Core Assets at the time the sale was realized directly in the combined balance sheet as shareholders' contribution to equity. The reason for this treatment is that we will retain the proceeds out of these sales without impacting the

performance of our core operations in terms of the combined income statement and combined balance sheet.

We have prepared the Petroplus (Core Entities) Combined Financial Information in accordance with IFRS with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. We have prepared the Petroplus (Core Entities) Combined Financial Information in compliance with the SWX Rules for Financial Disclosure, which requires that the historical financial statements of an issuer listing on the SWX present the results of operations, financial position and cash flows of the entities that form part of the issuer at the time of its initial public offering.

We believe the assumptions and adjustments underlying the Petroplus (Core Entities) Combined Financial Information are reasonable. However, the Petroplus (Core Entities) Combined Financial Information does not necessarily reflect what our actual results of operations, financial position and cash flows would have been had we operated without the Excluded Non-Core Assets during the periods or as of the dates indicated. Similarly, they are not indicative of our future results of operations, financial position and cash flows. In particular, our consolidated financial statements as of and for the year ending December 31, 2006 will not be directly comparable to Petroplus (Core Entities) Combined Financial Information because our consolidated financial statements will be prepared using IFRS principles for consolidation of subsidiaries, in particular, IAS 27, and will be prepared at the Petroplus Holdings AG level. You can find more information on the accounting policies used in the preparation of the Petroplus (Core Entities) Combined Financial Information in Notes 1 and 4 to the financial information.

Below we have also included separate discussions of the results of operations and cash flows of EPH based on the EPH Consolidated Financial Statements, which have been prepared in accordance with IFRS.

As subsidiaries are included in our financial statements from the date of their acquisition, the combined financial information for the Petroplus Core (Entities) as of and for the six months ended June 30, 2006 reflect the results of operations, financial position and cash flows of EPH from May 31, 2006, the date on which we acquired EPH, through June 30, 2006. To facilitate period-to-period comparability, we have added an adjusted column for the six months ended June 30, 2006 to the table of income statement data in the discussion of the results of operations for the Petroplus (Core Entities) below. The adjusted column excludes the results of operations of EPH for the period from May 31 to June 30, 2006. The discussion below of the results of operations for Petroplus (Core Entities) for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the figures in the adjusted columns.

Unless otherwise indicated, references to "we", "us" and "our" are to the Petroplus (Core Entities) only in the discussion below under "—Results of Operations" and "—Liquidity and Capital Resources".

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of

additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. The supply and distribution group is also responsible for our managing price exposure and related risks.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less material costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value—a gross margin per barrel—that when multiplied by a throughput number provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the ARA region, while a specific refinery might be located in an inland market where it is able to achieve a so-called inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super-unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super-unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil and product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging, activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product-value advantages and disadvantages as compared to the refinery's relevant benchmark.

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly

available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil
BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/ two VGO/one 3.5% fuel oil

Each of the benchmark refining margins for our refineries are expressed in U.S. dollars per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

Cressier refinery. Based on the formula set forth in the table above, the benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 research octane number ("RON") gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a quote for gasoil) and 1% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery processes a low volume of MTBE as an additional feedstock. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately $2.50 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland. This regional premium across all products has historically averaged approximately $2.50 per barrel.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside refinery. The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oil are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and

straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately $0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

BRC refinery. The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 RON gasoline, two barrels of gasoil, two barrels of vacuum gasoil ("VGO") and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of naphtha on a c.i.f basis (as there is no direct quote, VGO has historically priced at this level) and 95 RON gasoline, heating oil (as a quote for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks. The overall effect of our crude and feedstock differential has historically averaged approximately $5.00 per barrel less than Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately $0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices[1]

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($/bbl)			
Crude Oil				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
Products				
Naphtha[2]	$42.42	$53.58	$49.13	$64.09
95 RON gasoline	$47.11	$63.02	$56.36	$75.72
ULSD	$51.94	$72.62	$66.92	$81.68
Gasoil[3]	$46.93	$67.63	$61.45	$77.78
1% Fuel oil	$25.12	$39.50	$34.30	$48.28
3.5% Fuel oil	$24.02	$36.38	$31.81	$47.13

Source: Bloomberg.

(1) Average of daily prices for trading days during the relevant period.

(2) Used also for the VGO price which does not have a quoted price.

(3) Based on the quoted price for heating oil.

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, interest rate and foreign currency fluctuations. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Materials cost for Petroplus (Core Entities) were negatively affected by hedging losses primarily relating to refining margin hedges of $7.1 million in 2004 and $116.1 million in 2005.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We are currently required to maintain certain levels of refining margin hedges in order to comply with our existing senior term debt and working capital facilities. We plan to repay and cancel our senior term debt and are currently renegotiating our working capital facilities to eliminate these hedging requirements. Upon the repayment of our senior term debt and successful renegotiation of our working capital facilities, we plan to significantly reduce the proportion of refining capacity hedges going forward. See "—Quantative and Qualitative Disclosure About Market Risks—Commodity Price Risk" and "Risk Factors—Risks Relating to Our Business and Our Industry—We currently hedge a portion of our refining margin exposure but plan to significantly reduce our hedges going forward, which may leave us more exposed to fluctuating refining margins".

Other Factors

We currently source our crude oil and refined petroleum products on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our Cressier and BRC refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and production of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, in the past we have purchased futures contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Also affecting our operating results is the safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

Petroplus (Core Entities)

All financial data in the discussion below of our results of operations are derived from the Petroplus (Core Entities) Combined Financial Information. As discussed above under "—Basis of Presentation", the discussion below of the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is based on the "adjusted" column for the six months ended June 30, 2006 in the table of income statement data below.

The tables below provide supplementary income statement and operating data for Petroplus (Core Entities). Selected items in each of the periods are discussed separately below.

Petroplus (Core Entities)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005[1]	Six Months Ended June 30, 2006[1]	2006 Adjusted[1][2]
	($ million)				
INCOME STATEMENT DATA:					
Revenue	$5,360.0	$5,552.3	$2,621.1	$3,171.9	$2,952.4
Materials cost	5,110.0	5,375.5	2,658.7	2,974.2	2,769.2
Gross margin	$ 250.0	$ 176.8	$ (37.6)	$ 197.7	$ 183.2
Personnel expenses	84.4	77.6	41.4	50.1	45.4
Operating expenses	51.8	68.6	30.6	35.4	32.6
Depreciation and impairments	31.0	40.7	18.1	19.6	18.2
Other administrative expenses	40.8	35.7	16.1	18.8	20.3
Operating income/(loss)	$ 42.0	$ (45.8)	$ (143.8)	$ 73.8	$ 66.7
Financial(expense)/income, net	(33.4)	(63.7)	(48.3)	15.7	15.7
Financial currency exchange losses	(0.1)	(3.1)	(0.3)	(0.9)	(0.3)
Share of loss from equity investments	(2.7)	—	—	(0.2)	(0.2)
Net income/(loss) before income taxes	$ 5.8	$ (112.6)	$ (192.4)	$ 88.4	$ 81.9
Income tax (expense)/benefit	(4.2)	6.4	25.2	(18.2)	(17.6)
Net income/(loss)	$ 1.6	$ (106.2)	$ (167.2)	$ 70.2	$ 64.3
OTHER FINANCIAL DATA:[1]					
EBITDA[3]	$ 70.2	$ (8.2)	$ (126.0)	$ 92.3	$ 84.4
Hedging gain/(loss)[4]	$ (7.1)	$ (116.1)	$ (131.3)	$ 60.5	$ 54.6

(1) Unaudited.

(2) Adjusted to exclude the results of operations of EPH for the period from May 31 to June 30, 2006.

(3) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(4) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
MARKET INDICATORS ($ per barrel):				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Benchmark refining margins:				
7/2/4/1 benchmark refining margin	$ 5.55	$ 7.79	$ 6.40	$ 7.13
5/1/2/2 benchmark refining margin	$ 3.97	$ 3.79	$ 3.78	$ 2.03

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA:[1][2]				
Crude oil throughput by refinery:				
Cressier	61.7	53.3	47.2	63.0
Teesside	98.5	105.4	106.1	89.9
Total crude oil throughput	160.2	158.7	153.3	152.9
Other feedstocks by refinery:				
Cressier	0.7	1.0	0.6	1.7
Teesside	—	—	0.2	—
Total other feedstocks	0.7	1.0	0.8	1.7
Total throughput	160.9	159.7	154.1	154.6
Unhedged gross refining margin ($ million)	$282.4	$324.3	$108.6	$152.8
Refinery operating expenses ($ million)[3]	$ 74.1	$ 80.2	$ 41.5	$ 43.1
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 4.81	$ 5.56	$ 3.89	$ 5.46
Refinery operating expenses[3]	$ 1.26	$ 1.38	$ 1.49	$ 1.54

(1) Unaudited.

(2) Excludes Antwerp processing facility.

(3) Refinery operating expenses reflect all costs directly related to the operation of the Teesside and Cressier refineries. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at Cressier and Teesside[1]

	Year Ended December 31, 2004 Thousands of bpd	2004 % of throughput	2005 Thousands of bpd	2005 % of throughput	Six Months Ended June 30, 2005 Thousands of bpd	2005 % of throughput	2006 Thousands of bpd	2006 % of throughput
Throughput:								
Crude unit throughput								
Light sweet	143.6	89%	147.5	92%	143.2	94%	142.1	92%
Light sour	8.4	5	7.9	5	4.6	3	8.8	6
Medium sour	—	—	—	—	4.8	3	—	—
Heavy sour	8.2	5	3.3	2	0.7	—	2.0	1
Total crude unit throughput	160.2	100%	158.7	99%	153.3	100%	152.9	99%
Other throughput	0.7	—	1.0	1	0.8	—	1.7	1
Total throughput	160.9	100%	159.7	100%	154.1	100%	154.6	100%
Production:								
Light Products								
Gasoline	15.2	9%	13.2	8%	11.6	8%	15.9	10%
Diesel and gasoils	58.7	36	60.4	38	55.9	36	59.3	38
Jet fuel	10.7	7	8.3	5	8.0	5	9.1	6
Petrochemicals	0.8	1	0.7	—	0.6	—	0.6	—
Naphtha	22.6	14	25.0	16	24.8	16	21.9	14
LPG	4.0	2	3.2	2	3.2	2	3.5	2
Total light products	112.0	69%	110.7	69%	104.1	67%	110.3	71%
Low sulfur straight run	36.4	23	38.6	24	39.4	26	33.0	21
Fuel oil	8.9	6	7.3	5	5.8	4	8.2	5
Solid by-products/fuel consumed in process/fuel loss	4.0	2	3.6	2	3.7	2	3.8	2
Total production	161.3	100%	160.2	100%	153.0	99%	155.3	100%

(1) Unaudited.

Petroplus (Core Entities)—Six Months Ended June 30, 2006 (Adjusted) Compared to Six Months Ended June 30, 2005

Overview

Our net income was $64.3 million in the first six months of 2006 as compared to a net loss of $167.2 million in the corresponding period in 2005. Our operating income was $66.7 million in the first six months of 2006 as compared to an operating loss of $143.8 million in the corresponding period in 2005. Operating income in the first six months of 2006 included a gain of $60.5 million related to our commodity instruments. Operating income in the first six months of 2005 included a loss of $131.3 million related to our commodity instruments.

Revenue

Our revenue increased $331.3 million, or 13%, to $2,952.4 million in the first six months of 2006 from $2,621.1 million in the corresponding period in 2005. This increase in revenue was mainly attributable to higher refined petroleum product prices during the first six months of 2006.

Gross Margin

Our gross margin increased to $183.2 million in the first six months of 2006 from a loss of $37.6 million in the corresponding period in 2005. The improved gross margin in the first six months of 2006 was principally driven by gains from commodity instruments as well as strong market conditions. The net impact of our commodity instruments was a gain of $60.5 million in the first six months of 2006 as compared to a loss of $131.3 million in the corresponding period in 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 11% higher while our 5/1/2/2 benchmark refining margin for the Teesside refinery was 46% lower in the first six months in 2006 than in the first six months in 2005. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged $7.13 and $2.03, respectively, in the first six months in 2006.

Refinery Operations

Cressier. In the first six months in 2006, the Cressier refinery's total throughput rate averaged approximately 64,700 bpd.

In the first six months in 2005, the Cressier refinery's total throughput rate averaged approximately 47,800 bpd. The rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. In the first six months in 2006, the Teesside refinery's total throughput rate averaged approximately 89,900 bpd. The refinery experienced a reduced throughput rate due to a minor scheduled maintenance shut-down in the month of June 2006.

In the first six months in 2005, the Teesside refinery's total throughput rate averaged approximately 106,300 bpd.

Antwerp Processing Facility. Our Antwerp processing facility's results for the first six months of 2006 were an operating loss of $12.9 million as compared to an operating loss of $10.3 million for the first six months of 2005. The higher loss in the first six months of 2006 was largely due to increased expenditures related to the renewal of the facility's operating permit.

Personnel Expenses

Our personnel expenses increased $4.0 million, or 10%, to $45.4 million in the first six months of 2006 from $41.4 million in the corresponding period in 2005. This increase in personnel expenses was principally due to bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of our corporate reorganization.

Operating Expense

Our operating expense increased $2.0 million, or 7%, to $32.6 million in the first six months of 2006 from $30.6 million in the corresponding period in 2005.

Depreciation and Impairment

Our depreciation and impairment expenses increased $0.1 million, to $18.2 million in the first six months of 2006 from $18.1 million in the corresponding period in 2005.

Other Administrative Expenses

Our other administrative expenses increased $4.2 million, or 26%, to $20.3 million in the first six months of 2006 from $16.1 million in the corresponding period in 2005. This increase in other administrative expenses was principally due to increases in various professional fees, primarily for tax and consulting services.

Financial Income/(Expense), Net

Our financial income, net, was $15.7 million in the first six months of 2006 as compared to financial expense, net, of $48.3 million in the corresponding period in 2005. This positive financial income, net, in the first six months of 2006 was mainly due to gains of approximately $30.1 million related to foreign currency hedges as compared to a loss of $8.9 million in the corresponding period in 2005. In addition, the first six months of 2005 included a $22.9 million expense related to the repurchase of our senior notes due 2010 in connection with our delisting from the Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Our foreign currency exchange results represented a loss of $0.3 million both in the first six months of 2006 and in the corresponding period in 2005.

Share of Loss From Equity Investments

Our share of loss from equity investments was $0.2 million in the first six months of 2006 as compared to nil in the corresponding period in 2005.

Income Tax Benefit (Expense)

Our income tax expense was $17.6 million in the first six months of 2006 compared to an income tax benefit of $25.2 million in the corresponding period in 2005. The income tax expense in the first six months of 2006 was largely attributable to growth in our operating income during that period, whereas the income tax benefit in the corresponding period in 2005 was primarily impacted by our hedging losses. Our effective tax rate was 21% in the first sixth months of 2006 as compared to the effective tax benefit of 13% in the corresponding period in 2005. Our effective tax rate in the first six months of 2006 was negatively impacted by significant gains on our commodity instruments and limitations on the use of our net operating losses and unrecognized tax losses.

Petroplus (Core Entities)—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Our net loss was $106.2 million in 2005 as compared to net income of $1.6 million in 2004. We recorded an operating loss of $45.8 million in 2005 as compared to operating income of $42.0 million in 2004. The operating loss in 2005 included a $116.1 million loss related to the change in fair value of our commodity instruments. This charge fully offset improvements resulting from the strong market conditions in 2005. The operating loss in 2004 included a loss of $7.1 million related to the change in fair value of our commodity instruments. In both 2004 and 2005, our commodity instruments were primarily refining margin hedges.

Revenue

Our revenue increased $192.3 million, or 4%, to $5,552.3 million in 2005 from $5,360.0 million in 2004. This increase in revenue was mainly attributable to overall higher refined petroleum product prices reflecting the stronger market conditions in 2005 versus the lower prices in 2004.

Gross Margin

Our gross margin decreased $73.2 million, or 29%, to $176.8 million in 2005 from $250.0 million in 2004. This decrease in gross margin was primarily due to the effects of our commodity instruments in a volatile and backwardated hydrocarbon market, where hydrocarbon prices were at historically high levels. We recorded losses of $116.1 million in 2005 and $7.1 million in 2004 related to the change in fair value of our commodity instruments, primarily refining margin hedges.

The effect of our commodity instruments on our gross margin in 2005 was partially offset by stronger average industry refining margins. Our 7/2/4/1 benchmark refining margin for the Cressier refinery was 40% higher in 2005 than in 2004, averaging $7.79 in 2005 as compared to $5.55 in 2004. Our 5/1/2/2 benchmark refining margin for the Teesside refinery decreased 5% from $3.97 in 2004 to $3.79 in 2005. In 2005, refining margins were impacted by the overall volatility of the crude oil and petroleum products markets, which we believe were affected by, among other things, crude oil supply concerns related to the conflicts in the Middle East, political uncertainty in Nigeria and growth in demand for petroleum products.

Refinery Operations

Cressier. The Cressier refinery's total throughput rate averaged approximately 54,300 bpd in 2005, as compared to 62,400 bpd in 2004. The 2005 total throughput rate was restricted due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. The Teesside refinery's total throughput rate averaged approximately 105,400 bpd in 2005, as compared to 98,500 bpd in 2004. The increase in throughput rate was positively impacted by the absence of any turnarounds in 2005.

Antwerp. Our Antwerp processing facility's results for 2005 were an operating loss of $22.5 million as compared to an operating loss of $14.6 million in 2004. In 2005, the Antwerp processing facility experienced higher capital costs related to maintaining its operating permit and higher expenses for personnel training.

Personnel Expenses

Personnel expenses decreased $6.8 million, or 8%, to $77.6 million in 2005 from $84.4 million in 2004. This decrease in personnel expenses was principally due to a $10.0 million decrease in employee benefit expenses as a result of a change in the Swiss pension scheme, partially offset by increases in wages, salaries and bonuses.

Operating Expenses

Operating expenses increased $16.8 million, or 32%, to $68.6 million in 2005 from $51.8 million in 2004. This increase in operating expenses was primarily attributable to an increase of $9.7 million in chemical costs and an increase of $6.1 million in project costs. The increase in project costs related primarily to the regulatory permit expenses and other changes at our Antwerp processing facility.

Depreciation and Impairment

Depreciation and impairment expenses increased $9.7 million, or 31%, to $40.7 million in 2005 from $31.0 million in 2004. This increase in depreciation and impairment expenses was primarily due to an increase in property, plant and equipment purchased in 2004.

Other Administrative Expenses

Other administrative expenses decreased $5.1 million, or 13%, to $35.7 million in 2005 from $40.8 million in 2004. This decrease in general and administrative expenses was principally due to a reduction in bad debt expenses in the amount of $4.3 million.

Financial Income/(Expense), Net

Financial expense, net, increased $30.3 million, or 91%, to $63.7 million in 2005 from $33.4 million in 2004. This increase in financial expense, net, was mainly due to a $28.5 million expense related to

the repurchase of our 10.5% senior notes due 2010 in connection with our delisting from Euronext Amsterdam in March 2005.

Foreign Currency Exchange Losses

Foreign currency exchange losses were $3.1 million in 2005 as compared to $0.1 million in 2004. The losses in 2005 were principally due to volatility in foreign exchange markets. In addition, our Teesside refinery did not have a scheduled maintenance shut-down during 2005. As a result, we were able to sell more products in the local U.K. market, which increased our exposure to foreign currency adjustments.

Income Tax

An income tax benefit of $6.4 million was recorded in 2005 as compared to an income tax expense of $4.2 million in 2004. The income tax benefit in 2005 was primarily due to our operating loss in that year. The effective tax rate for 2005 decreased as result of an operating loss in 2005, as compared to operating income in 2004.

EPH

All financial data in this discussion of EPH's results of operations are derived from the EPH Consolidated Financial Statements.

The tables below provide supplementary income statement and operating data for EPH. Selected items in each of the periods are discussed separately below.

EPH

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005[1]	2006[1]
	($ million)			
INCOME STATEMENT DATA:				
Revenue	$1,748.2	$2,267.4	$1,088.7	$1,526.7
Material costs	1,585.6	2,039.8	983.0	1,403.8
Gross margin	$ 162.6	$ 227.6	$ 105.7	$ 122.9
Personnel expenses	25.5	28.9	16.7	27.3
Operating expenses	23.9	32.5	10.6	15.1
Depreciation and amortization	15.0	14.2	8.4	8.9
Other administrative expenses	7.1	5.1	2.2	4.6
Operating income	$ 91.1	$ 146.9	$ 67.8	$ 67.0
Financial expense, net	(1.6)	(2.3)	(0.8)	(4.3)
Foreign currency exchange (losses)/gains	(8.3)	(5.7)	(0.4)	1.3
Net income before income taxes	$ 81.2	$ 138.9	$ 66.6	$ 64.0
Income tax (expense)/benefit	(1.7)	4.7	0.4	(7.3)
Net income	$ 79.5	$ 143.6	$ 67.0	$ 56.7
OTHER FINANCIAL DATA[1]				
EBITDA[2]	$ 97.8	$ 155.4	$ 75.8	$ 77.2
Hedging gain/(loss)[3]	$ (27.8)	$ (47.9)	$ (49.7)	$ (29.3)

(1) Unaudited.

(2) EBITDA means net income before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of EPH's operating results. Management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. EPH's EBITDA measure may not be comparable to similarly titled measures used by other companies.

(3) Represents the gains and losses on commodity instruments recorded to materials cost.

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
	($ per barrel, except as noted)			
MARKET INDICATORS:				
Dated Brent	$38.32	$54.51	$49.71	$65.85
Urals	$34.20	$50.45	$45.41	$61.53
6/1/2/2/1 benchmark refining margin	$ 3.32	$ 2.46	$ 1.84	$ 1.92
Dated Brent less Urals differential	$ 4.12	$ 4.06	$ 4.30	$ 4.32
	(in thousands of barrels per day, except as noted)			
KEY OPERATING DATA[1]:				
Total crude oil throughput	91.1	92.7	95.7	89.6
Other feedstocks	3.1	3.1	2.1	7.7
Total throughput	94.2	95.8	97.8	97.3
Unhedged gross refining margin ($ million)	$190.4	$275.5	$155.4	$152.2
Refinery operating expenses ($ million)[2]	$ 44.8	$ 54.7	$ 23.6	$ 28.7
Per barrel of throughput ($):				
Unhedged gross refining margin	$ 5.53	$ 7.88	$ 8.78	$ 8.63
Refinery operating expenses[2]	$ 1.30	$ 1.56	$ 1.34	$ 1.63

(1) Unaudited.

(2) Refinery operating expenses reflect all costs directly related to the BRC refinery's operation. Refinery operating expenses include refinery personnel expenses, energy costs, non-capitalized maintenance expenses and other expenses related to refinery operations.

Throughput and Production at BRC[1]

	Year Ended December 31,				Six Months Ended June 30,			
	2004		2005		2005		2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:								
Crude unit throughput								
Light sweet	5.0	5%	20.8	22%	15.8	16%	10.8	11%
Medium sour	72.9	77	52.0	54	60.2	62	55.7	57
Heavy sour	13.2	14	19.9	21	19.7	20	23.1	24
Total crude unit throughput	91.1	96%	92.7	97%	95.7	98%	89.6	92%
Other throughput	3.1	4	3.1	3	2.1	2	7.7	8
Total throughput	94.2	100%	95.8	100%	97.8	100%	97.3	100%
Production:								
Light Products:								
Gasoline	7.9	8%	8.9	9%	7.6	8%	10.7	11%
Diesel and gasoils[2]	55.1	58	56.2	59	56.5	58	59.4	61
Naphtha	7.0	7	7.2	7	9.0	9	4.0	4
LPG	1.8	2	2.2	2	2.1	2	2.4	2
Total light products	71.8	75%	74.5	77%	75.2	77%	76.5	78%
Fuel oil	19.5	21	17.7	19	22.4	23	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	4	3.4	4	3.3	3	3.5	4
Total production	94.4	100%	95.6	100%	100.9	103%	97.6	100%

(1) Unaudited.

(2) Includes VGO.

EPH—Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Overview

Net income was $56.7 million in the first six months of 2006 as compared to $67.0 million in the corresponding period of 2005. Operating income was $67.0 million in the first six months of 2006 as compared to $67.8 million in the corresponding period in 2005.

Revenue

Revenue increased $438.0 million, or 40%, to $1,526.7 million in the first six months of 2006 from $1,088.7 million in the corresponding period in 2005. This increase in revenue was mainly attributable to significantly higher refined petroleum product prices.

Gross Margin

Gross margin increased $17.2 million, or 16%, to $122.9 million in the first six months of 2006 from $105.7 million in the corresponding period in 2005. This increase in gross margin was mainly attributable to increases in refined petroleum product prices combined with purchases of lower-cost feedstocks to optimize the refinery's cost structure.

Average industry refining margins and crude oil price differentials were stronger in the first six months of 2006 than in the corresponding period in 2005. Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 4% higher in the first six months in 2006 than in the corresponding period in 2005. The 6/1/2/2/1 benchmark refining margin averaged $1.92 and $1.84 for the six months ended June 30, 2006 and 2005, respectively. The Dated Brent less Urals differential averaged $4.30 and $4.32 for the six months ended June 30, 2006 and 2005, respectively.

Refinery Operations

In the first six months in 2006, the BRC refinery's total throughput rate averaged approximately 97,300 bpd.

In the first six months in 2005, the BRC refinery's total throughput rate averaged approximately 97,800 bpd.

Personnel Expenses

Personnel expenses increased $10.6 million, or 63%, to $27.3 million in the first six months of 2006 from $16.7 million in the corresponding period in 2005. This increase in personnel expenses was principally due to higher bonuses paid in 2006, reflecting the increase in EPH's gross margin and an additional transaction bonus paid to certain employees in connection with our acquisition of EPH.

Operating Expenses

Operating expenses increased $4.5 million, or 42%, to $15.1 million in the first six months of 2006 from $10.6 million in the corresponding period in 2005. This increase in operating expenses was mainly attributable to costs incurred to maintain throughput levels during a power outage that occurred at the end of the first six months of 2006.

Depreciation and Amortization

Depreciation and amortization increased $0.5 million, or 6%, to $8.9 million in the first six months of 2006 from $8.4 million in the corresponding period in 2005.

Other Administrative Expenses

Other administrative expenses increased $2.4 million to $4.6 million in the first six months of 2006 from $2.2 million in the corresponding period in 2005. This increase in other administrative expenses primarily relates to the reversal of a provision in the first six months of 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net increased $3.5 million to $4.3 million in the first six months of 2006 from $0.8 million in the corresponding period in 2005. This increase in interest expense was mainly due to a $120 million increase in the Trade Finance Facilities during 2006.

Income Tax Benefit (Expense)

Income tax expense was $7.3 million in the first six months of 2006 compared to an income tax benefit of $0.4 million in the corresponding period in 2005. The income tax benefit recorded in the first six months of 2005 arose largely from utilization of tax-loss carryforwards. The effective tax rate was 11% in the first six months of 2006 as compared to a benefit of 1% in the corresponding period in 2005. The higher effective tax rate for the first six months of 2006 was primarily due to a change in EPH's tax jurisdiction from the Cayman Islands to Switzerland.

EPH—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overview

Net income was $143.6 million in 2005 as compared to $79.5 million in 2004. Operating income was $146.9 million in the 2005 as compared to $91.1 million in 2004. Operating income included losses of $47.9 million in 2005 and $27.8 million in 2004 related to the change in the fair value of our commodity instruments, primarily refining margin hedges.

Revenue

Revenue increased $519.2 million, or 30%, to $2,267.4 million in 2005 from $1,748.2 million in 2004. This increase was mainly attributable to an overall price increase for refined petroleum products in 2005, reflecting stronger market conditions in 2005.

Gross Margin

Gross margin increased $65.0 million, or 40%, to $227.6 million in 2005 from $162.6 million in 2004. This increase in gross margin was principally driven by the BRC refinery's increased use of lower-cost feedstocks in its throughput slate.

Our 6/1/2/2/1 benchmark refining margin for the BRC refinery was 26% lower in 2005 than in 2004. The 6/1/2/2/1 benchmark refining margin averaged $2.46 in 2005 and $3.32 in 2004. The Dated Brent less Urals differential averaged $4.12 and $4.06, respectively, in 2005 and 2004.

Refinery Operations

In 2005, the BRC refinery's total throughput rate averaged approximately 95,800 bpd.

In 2004, the BRC refinery's total throughput rate averaged approximately 94,200 bpd.

Personnel Expenses

Personnel expenses increased $3.4 million, or 13%, to $28.9 million in 2005 from $25.5 million in 2004. This increase in personnel expenses was principally due to the higher bonuses that were paid as a result of the improved operating results, partially offset by a slight reduction in personnel.

Operating Expense

Operating expenses increased $8.6 million, or 36%, to $32.5 million in 2005 from $23.9 million in 2004. This increase in operating expenses was mainly attributable to higher costs related to repairs and maintenance, increases in excise taxes as a result of higher production and increased premiums for insurance.

Depreciation and Amortization

Depreciation and amortization decreased $0.8 million, or 5%, to $14.2 million in 2005 from $15.0 million in 2004.

Other Administrative Expenses

Other administrative expenses decreased $2.0 million, or 28%, to $5.1 million in 2005 from $7.1 million in 2004. This decrease in general and administrative expenses was principally due to the release of a provision in 2005 related to a court case in Belgium.

Financial Expense, Net

Financial expense, net, increased $0.7 million, or 44%, to $2.3 million in 2005 from $1.6 million in 2004. The increase was primarily due to increased interest on bank overdrafts of approximately $2.3 million offset by decreased interest on a loan from its parent company and additional interest income on higher cash balances in 2005.

Income Tax Benefit/(Expense)

An income tax benefit of $4.7 million was recorded in 2005 compared to an income tax expense of $1.7 million in 2004. The tax benefit in 2005 primarily arose from the utilization of tax loss carry-forwards in 2005.

Liquidity and Capital Resources

Cash Flows—Petroplus (Core Entities)

All financial data in this discussion of our cash flow activity are derived from the Petroplus (Core Entities) Combined Financial Information.

The following table summarizes the cash flow activity of Petroplus (Core Entities) for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 38.0	$ 66.1	$(48.1)	$(211.0)
Cash (used in) investing activities	(81.9)	(121.3)	(23.2)	(451.1)
Cash provided by (used in) financing activities	135.7	(3.5)	1.6	683.4
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 99.5	$ (77.2)	$(85.6)	$ 38.6
Cash and short-term deposits at beginning of period	40.4	139.9	139.9	62.7
Cash and short-term deposits at end of period	$139.9	$ 62.7	$ 54.3	$ 101.3

Operating Activities

Our working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude oil and refined product shipments and tax and other duty payments.

Cash flows used in operating activities for the six months ended June 30, 2006 were $211.0 million as compared to $48.1 million for the corresponding period in 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. For the six months ended June 30, 2006, the effect of working capital changes was negative $304.0 million. The majority of these working capital changes were due to changes in the fair value of our derivative instruments, partially offset by an increase in trade debtors due to the timing of payments received on our refined petroleum product sales. The effect of working capital changes was positive $137.0 million for the six months ended June 30, 2005. Working capital changes in the six months ended June 30, 2005 primarily reflected changes in the fair value of our derivative financial instruments, partially offset by an increase in inventory.

Cash flows provided by operating activities were $66.1 million for the year ended December 31, 2005 as compared to $38.0 million for the year ended December 31, 2004. Cash flows from operating

activities for the year ended December 31, 2005 were mainly impacted by changes in working capital. The effect of changes in our working capital for the year ended December 31, 2005 was $171.1 million as compared to $82.5 million for the year ended December 31, 2004. The effect of changes in working capital in 2005 primarily related to the timing differences between the receipt of cash for our refined petroleum products sales and payments for our inventory, as well as changes in the fair value of our derivative financial instruments.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $451.1 million as compared to $23.2 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 were mainly impacted by the $429.2 million (net of cash received) we spent to acquire EPH on May 31, 2006.

Cash flows used in investing activities for the year ended December 31, 2005 were $121.3 million as compared to $81.9 million for the year ended December 31, 2004. The cash flows used in investing activities in 2005 primarily reflect $74.7 million net cash paid for a note receivable issued to RIVR Acquisition B.V. The cash flows used in investing activities in 2004 primarily reflect $76.7 million in capital expenditures.

You can find additional information about our capital expenditures under "—Capital Spending".

Financing Activities

Cash flows provided by financing activities for the six months ended June 30, 2006 were $683.4 million as compared to cash flows provided by financing activities of $1.6 million for the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a net increase in debt of $526.1 million. This increase in debt was mainly used to finance the acquisition of EPH and our ongoing operations. We also received a shareholders' contribution of $157.3 million from the disposal of non-core entities. Financing activities in the six months ended June 30, 2005 primarily included a shareholders' contribution of $31.3 million from the sale of non-core assets offset by a net decrease in debt of $33.0 million.

Cash flows used in financing activities were $3.5 million for the year ended December 31, 2005 as compared to cash provided by financing activities of $135.7 million for the year ended December 31, 2004. Financing activities in 2005 primarily related to a net decrease in debt of $89.8 million. This decrease was largely offset by a shareholders' contribution of $89.5 million from the disposal of non-core assets. Financing activity in 2004 largely reflects $136.5 million from shareholders' contribution from the disposal of non-core entities.

You can find additional information about the terms of our indebtedness under "—Summary of Indebtedness".

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, our total cash and short-term deposits were $101.3 million and our total interest bearing loans and borrowings were approximately $1,347.0 million.

Cash Flows—EPH

All financial data in this discussion of EPH's cash flow activity are derived from the EPH Consolidated Financial Statements.

The following table summarizes EPH's cash flow activity for the periods indicated:

EPH

	Year Ended December 31,		Six Months Ended June 30,	
	2004	2005	2005	2006
			(unaudited)	
	($ million)			
Cash provided by (used in) operating activities	$ 87.1	$ 5.1	$(65.1)	$ 66.3
Cash used in investing activities	(29.6)	(29.3)	(13.1)	(10.7)
Cash (used in) provided by financing activities	(44.2)	70.4	56.1	(118.1)
Net increase/(decrease) in cash and short-term deposits, including foreign exchange differences	$ 13.8	$ 44.8	$(23.2)	$ (61.8)
Cash and short-term deposits at beginning of period	29.8	43.6	43.6	88.4
Cash and short-term deposits at end of period	$ 43.6	$ 88.4	$ 20.4	$ 26.6

Operating Activities

EPH's working capital has historically shown significant fluctuations from period to period as a result of the volatility of oil prices, foreign currency effects, the timing of incoming and outgoing crude and refined product shipments and tax and other duty payments.

Cash flows provided by operating activities for the six months ended June 30, 2006 were $66.3 million as compared to cash flows used in operating activities of $65.1 million for the six months ended June 30, 2005. Cash flows from operating activities for the six months ended June 30, 2006 were mainly impacted by working capital changes. The effect of working capital changes for the six months ended June 30, 2006 was negative $6.8 million, as compared to negative $144.1 million for the six months ended June 30, 2005. The changes in working capital in the six months ended June 30, 2006 are primarily the result of timing differences between the receipt of cash for refined petroleum products sales and payments for inventory. Cash flows from operating activities for the six months ended June 30, 2005 were mainly impacted by changes in inventory, trade debtors and trade creditors.

Cash flows provided by operating activities were $5.1 million for the year ended December 31, 2005 as compared to $87.1 million for the year ended December 31, 2004. Cash flows from operating activities in 2005 were mainly impacted by increases in payments for inventory. The effect of working capital changes for 2005 was negative $142.3 million as compared to negative $7.8 million for 2004. The changes in working capital in 2005 were primarily a result of increases in crude oil prices and the build-up of crude oil feedstocks and inventory.

Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2006 were $10.7 million as compared to $13.1 million for the corresponding period in 2005. Cash flows used in investing activities for the six months ended June 30, 2006 and 2005 primarily related to capital expenditures. Capital expenditures in the first six months of 2005 primarily related to the construction of a total isomerization plant ("TIP") unit, that became operational in June 2005.

Cash flows used in investing activities for the year ended December 31, 2005 were $29.3 million as compared to $29.6 million for the year ended December 31, 2004. The cash flow used in investing activities in 2005 reflects capital expenditures of $23.1 million, primarily for construction of the TIP unit and $4.9 million used for the acquisition of a small subsidiary. Capital expenditures were $4.5 million lower in 2005 than in 2004, reflecting lower permit-related expenditures in 2005.

You can find additional information about EPH's historical capital expenditures under "—Capital Spending".

Financing Activities

Cash flows used in financing activities for the six months ended June 30, 2006 were $118.1 million as compared to cash flows provided by financing activities of $56.1 million in the corresponding period in 2005. Financing activities in the six months ended June 30, 2006 primarily reflect a $98.0 million

dividend to EPH's parent company and net repayments on short-term borrowings of $21.4 million. Financing activities in the six months ended June 30, 2005 primarily reflect an increase of short-term borrowings of $51.4 million.

Cash flows provided by financing activities for the year ended December 31, 2005 were $70.4 million as compared to cash flows used in financing activities of $44.2 million for the year ended December 31, 2004. Financing activities in 2005 primarily reflects higher net borrowings that were incurred in 2005 to finance the construction of the TIP unit. Financing activities in 2004 primarily reflects net repayments in short-term borrowings of $51.9 million.

Cash Position, Interest Bearing Loans and Borrowings

As of June 30, 2006, total cash and short-term deposits were $26.6 million, and total interest bearing loans and borrowings were approximately $114.4 million.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into three major categories:

Permit-related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities pursuant to regulations pertaining to the remediation or the reduction of the impact on soil, water and air and occupational, safety and health issues.

Sustaining capital expenditures include regular, non-permit-related capital expenditures we make to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut-downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

The total capital expenditures, excluding acquisition expenditures, of Petroplus (Core Entities) are summarized in the following table by major category for the periods indicated:

Petroplus (Core Entities)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006
			(unaudited)
	($ million)		
Permit-related	$ —	$ 1.9	$ 2.1
Sustaining	73.3	35.6	10.4
Turnaround	3.4	9.1	9.4
Total capital expenditures	$76.7	$46.6	$21.9

The total capital expenditures of EPH are summarized in the following table by major category for the periods indicated:

EPH

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006
			(unaudited)
	($ million)		
Permit-related	$11.8	$ 8.2	$ 5.8
Sustaining	13.1	14.7	5.5
Turnaround	2.7	0.2	1.1
Total capital expenditures	$27.6	$23.1	$12.4

You can find information about our budgeted capital expenditures in "—Outlook".

Summary of Indebtedness

Overview

The following table sets forth our financial indebtedness and cash balances on as of June 30, 2006 for the Petroplus (Core Entities), which includes EPH:

	As of June 30, 2006
	(unaudited) ($ million)
Senior Credit Facility	$589.3
Second Lien Credit Facility	125.5
Inventory Revolving Credit Facility	323.0
Receivables Purchase Facility	79.1
Trade Finance Facilities	91.1
Other liabilities[(1)]	139.0
Total financial debt	$1,347.0
Cash and short-term deposits	101.3
Net financial debt	$1,245.7

(1) Other liabilities primarily relate to our other small credit facilities, our finance lease obligations and smaller credit facilities.

Below is a summary of the material credit facilities and other material financing arrangements for the Petroplus (Core Entities) and EPH, including a description of our plans with respect to such facilities or arrangements in connection with or following the Offering.

Term Loan Facilities

As described below, we have secured financing commitments for the Senior Secured Facility for the purpose of providing additional resources to fund acquisitions, including the acquisition of the Ingolstadt refinery. We intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay and cancel our existing Senior Credit Facility and Second Lien Credit Facility.

Senior Secured Facility

During October 2006, we, through certain of our subsidiaries, secured financing commitments for a new $635 million (€500 million) senior secured credit facility (the "**Senior Secured Facility**") for the purpose of providing additional resources to fund acquisitions, including the purchase of the Ingolstadt refinery. The Senior Secured Facility is expected to have a maturity of up to five years and is conditional upon the completion of the Offering and the full repayment and cancellation of the Senior Credit Facility and the Second Lien Facility. Funds can be drawn on the Senior Secured Facility in euro, U.S. dollars, pounds sterling and Swiss francs. The borrowings under this facility would be jointly

and severally guaranteed by certain of our subsidiaries. The borrowings will be secured by, *inter alia*, pledges from some of our subsidiaries on capital stock and fixed assets. We do not intend to draw on this new facility during 2006.

The Senior Secured Facility will contain covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, making capital expenditures and amending or waiving certain material agreements.

The Senior Secured Facility will also contain certain financial covenants, including covenants requiring us to maintain a minimum ratio of EBITDA to net interest expense.

Compliance with the covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the Senior Secured Facility.

Senior Credit Facility

Certain of our subsidiaries are party to a $781 million senior credit facility dated February 10, 2005 (as amended, the "**Senior Credit Facility**"). The borrowings under the Senior Credit Facility bear interest at LIBOR (or, in relation at any loan in euro, EURIBOR) plus the applicable margin and any mandatory costs. The margin range is 2.50% to 2.75% and for certain tranches the margin can be reduced based on our interest cover ratio.

As of June 30, 2006, the borrowing outstanding under the Senior Credit Facility was approximately $589 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Senior Credit Facility in full.

Second Lien Credit Facility

Certain of our subsidiaries are party to a second lien credit facility dated February 10, 2005 (as amended, the "**Second Lien Credit Facility**"). Borrowing availability under the Second Lien Credit Facility is limited to $127 million. The borrowings under the Second Lien Credit Facility bear interest at EURIBOR plus 6.5% and any mandatory costs.

As of June 30, 2006, the borrowing outstanding under the Second Lien Credit Facility was approximately $125.5 million. We currently intend to use the net proceeds of the Offering and the proceeds of the selling shareholder's repayment of its note to Petroplus International B.V. to repay the Second Lien Facility.

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a $750 million multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended, the "**Inventory Revolving Credit Facility**").

The Inventory Revolving Credit Facility is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the Inventory Revolving Credit Facility. Revolving loans under the Inventory Revolving Credit Facility bear interest at a rate that is the aggregate of a margin of 1.75% per year and LIBOR (or, in relation to any revolving loan in euro, EURIBOR) and any mandatory costs. Bank overdrafts are limited to $20 million and bear interest at a rate that is the aggregate of a margin of 1.75% per year, any mandatory costs and the overdraft lender's base rate or such other base rate as is agreed. The margin is reduced to 1.50% per year if our consolidated tangible net worth, as defined in the documentation, is equal to or greater than €200 million. Commissions on payment instruments vary depending upon the type of payment instruments. The borrowings under the Inventory Revolving Credit Facility are jointly and severally guaranteed by certain of our subsidiaries and the SPV purchaser under our Receivables Purchase Facility and, such borrowings are secured by certain assets of the borrowers and certain of the

guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The Inventory Revolving Credit Facility terminates on December 23, 2008.

The Inventory Revolving Credit Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses, making certain dividend or other restricted payments and amending or waiving certain material agreements.

The Inventory Revolving Credit Facility Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of $165 million or the sum of $127 million plus 25% of our net income, whichever is higher;
- a minimum ratio of EBITDA to net interest expense of 2.20:1, with such ratio increasing on March 31, 2008 to 2.5:1 until maturity;
- a minimum ratio of total term borrowings to EBITDA of 3.45:1, with such ratio decreasing on June 30, 2007 and decreasing periodically thereafter to 2.25:1 until maturity; and
- a minimum ratio of cash flow to debt service of not less than 1:1 until maturity.

Compliance with these covenants is determined in the manner specified in the documentation governing the Inventory Revolving Credit Facility. Under the facility, the calculation of EBITDA differs from the calculation of EBITDA presented elsewhere in this offering circular.

As of June 30, 2006, our borrowings under the Inventory Revolving Credit Facility were $323.0 million.

Following the completion of the Offering, we intend to amend and increase the Inventory Revolving Credit Facility to up to a total of $1.2 billion of committed availability for three years. This increase would enable us to refinance and cancel our bilateral trade finance facilities described below. We also expect the amended Inventory Revolving Credit Facility to contain an option to increase the facility amount to up to $2.0 billion on a pre-approved but uncommitted basis in connection with the planned completion of our acquisition of the Ingolstadt refinery or the completion of any other acquisitions that we may make in the future, and we expect to have additional uncommitted availability under the facility. Money market loans under this amended and increased Inventory Revolving Credit Facility are expected to bear interest at a rate that is the aggregate of a margin of between 1.00% and 2.00% per year (depending upon our consolidated tangible net worth and upon our financial leverage ratio) and LIBOR (or, in relation to any loans in euro, EURIBOR) and any mandatory costs.

The amended Inventory Revolving Credit Facility is expected to contain certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of €500 million ($635 million) increasing by 25% of net income after tax (NIAT) starting with 2007 NIAT, capped at approximately €750 million ($950 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20:1, increasing December 31, 2007 to 2.50:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, would be determined in the manner specified in the documentation governing the amended Inventory Revolving Credit Facility.

Receivables Purchase Facility

Certain of our subsidiaries are party to a $400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "**Receivables Purchase Facility**"). The Receivables Purchase Facility is guaranteed by certain of our subsidiaries and are secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPV purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less 2 weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The Receivables Purchase Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The Receivables Purchase Facility also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio of EBITDA to net interest expense of 2.20:1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70:1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45:1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85:1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Receivables Purchase Facility.

As of June 30, 2006, our borrowings in U.S. dollars, euro, Swiss francs and pounds sterling under the Receivables Purchase Facility were $79.1 million.

We are considering replacing the Receivables Purchase Facility with an asset backed commercial paper program (the "**ABCP Program**") during the first half of 2007, which would also be used to finance receivables related to the sale of inventory from the BRC and Ingolstadt refineries and possibly from any other refineries that we may acquire in the future. If completed, we expect that the ABCP program would provide us with more liquidity (possibly up to a total of $900 million) than is currently available under the Receivables Purchase Facility.

Bilateral Trade Finance Facilities

EPH has five secured (including certain asset security) uncommitted bilateral trade finance facilities (the "**Trade Finance Facilities**"). As set out above, after the completion of the Offering, we intend to increase the Inventory Revolving Credit Facility and subsequently repay and cancel the Trade Finance Facilities.

As of June 30, 2006, the total amount available for utilization under these facilities was $660 million. The Trade Finance Facilities are available in the form of revolving loan advances, overdrafts and other payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and guarantees. The overdrafts under the Trade Finance Facilities bear interest at a rate that is the aggregate of each bank's cost of funding plus a margin of 1.50% per year for four of the facilities, with a total amount available of $510 million, and 1.25% per year for one of the facilities, with a total amount available of $150 million. The commissions on each payment instrument vary depending upon the type of payment instruments.

The Trade Finance Facilities contain financial covenants including, for two of the Trade Finance Facilities, covenants requiring EPH's subsidiary Petrotrade BV to maintain:

- a minimum net equity of at least $50 million; and
- a maximum ratio of total on- and off-balance sheet liabilities to net equity of 10 to 1.

Compliance with these covenants is determined in the manner specified in the documentation governing the Trade Finance Facilities.

As of June 30, 2006, EPH had $91.1 million of borrowings outstanding pursuant to the Trade Finance Facilities.

Other Working Capital Facilities

We also have some smaller working capital facilities available, including a $19 million overdraft facility.

Letters of Credit and Guarantees

There are amounts outstanding in relation to various letters of credit under certain working capital facilities and under various lines of credit in relation to guarantees. These instruments are used primarily for crude, feedstock and product purchases. At June 30, 2006, for Petroplus (Core Entities), the aggregate of the amounts outstanding in relation to these letters of credit and lines of credit is $608.9 million.

Liquidity and Capital Resources

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. To fund our planned acquisition of the Ingolstadt refinery and related supply and distribution assets, we intend to access our Senior Secured Facility, use cash flow from operations and potentially draw upon our working capital facilities. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Contractual Obligations

The following table summarizes the material contractual obligations and commitments for the Petroplus (Core Entities) as of December 31, 2005:

Petroplus (Core Entities)

	Payments Due by Period[1]			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
	(unaudited) ($ million)			
Long-term debt obligations[2]	$ 509.7	$ 148.7	$159.8	$201.2
Finance lease obligations	29.2	1.4	8.6	19.2
Operating lease obligations	8.9	5.9	1.8	1.2
Purchase obligations[3]	1,464.5	1,464.5	—	—
Total	$2,012.3	$1,620.5	$170.2	$221.6

(1) Excludes the purchase price for our acquisition of EPH and the purchase price for our planned acquisition of the Ingolstadt refinery and related supply and distribution assets.

(2) We intend to use the net proceeds received in the Offering and the proceeds from the selling shareholder's repayment of its note to Petroplus International B.V. to repay outstanding debt.

(3) Represents contractual obligations for future crude oil term purchases. These obligations were calculated using information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

The following table summarizes the material contractual obligations and commitments for EPH as of December 31, 2005:

EPH

	Payments Due by Period			
	Total	Less Than 1 Year	1-5 Years	More Than 5 Years
	(unaudited) ($ million)			
Long-term debt obligations	$ 21.5	$ 9.8	$11.7	$—
Finance lease obligations	2.8	0.4	2.4	—
Operating lease obligations	2.8	0.4	1.5	0.9
Purchase obligations[(1)]	1,883.8	1,883.8	—	—
Total	**$1,910.9**	**$1,894.4**	**$15.6**	**$0.9**

(1) Represents contractual obligations for future crude oil term purchases. These obligations were calculated with information current as of December 31, 2005 and as such the actual commitment amount may vary. Variables such as crude oil price, volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2005, Petroplus (Core Entities) had letters of credit in the amount of $509.8 million and other guarantees in the amount of $85.8 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

As of December 31, 2005, EPH had guarantees in the amount of $21.6 million. The guarantees primarily related to security over credit facilities.

The Acquisition of the Ingolstadt Refinery

In July 2006, we entered into a sale and purchase agreement to acquire ExxonMobil CE's refinery and related businesses located in Ingolstadt, Germany. This acquisition is expected to close in the first half of 2007. There can be no assurances that the acquisition will be completed.

Based on information currently available to us, we believe that our acquisition of the Ingolstadt refinery will benefit us in the following ways:

We believe the acquisition will be accretive to our earnings, generate positive cash flow from operations and represent a 37% addition to our total throughput capacity. We expect to operate the Ingolstadt refinery at a total throughput of 100,000 to 110,000 bpd, which includes both crude oil and other feedstocks. Our ability to achieve these results depends on various factors, many of which are beyond our control, including the market environment for refined products and crude oil, general economic conditions, regulatory environment and unanticipated changes in the Ingolstadt refinery's operations.

The acquisition will increase our presence in Germany and Europe. The Ingolstadt refinery is located in the inland, niche southern German market providing product premiums for gasoline, jet fuel and other distillates, such as ULSD and heating oil. We estimate these product premiums to be approximately $1.50 per barrel compared to similar products sold in Rotterdam. We expect the Ingolstadt refinery's location advantage to continue, especially for middle distillates. Both Bavaria and Germany as a whole are short on middle distillates capacity.

The acquisition should enhance and complement our asset base. We believe the Ingolstadt refinery will enhance and complement our existing refineries. With the acquisition of the Ingolstadt refinery, we will increase the number of our operating refineries from three to four, and our combined crude oil throughput capacity from 295,000 to 405,000 bpd. We expect to be able to opportunistically direct crude cargoes from the oil fields in the Caspian Sea to either the Ingolstadt refinery or the Cressier refinery. In addition, the Ingolstadt refinery has a highly skilled and experienced workforce, who we believe complement the knowledge of our other refineries' workforces and enable us to further strengthen the implementation of best practices across our refineries.

Because the Ingolstadt refinery has historically been operated as part of the much larger organization ExxonMobil Corporation, detailed financial statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Schelhallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged $1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. We estimate that the regional premium has averaged approximately $1.50 per barrel across all of the refinery's products.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and production volumes in "The Acquisition of the Ingolstadt Refinery".

We have calculated an illustrative gross margin, which is revenue less materials costs, for the Ingolstadt refinery based on information currently available to us, including throughput and production data, and on assumed market prices adjusted for the Ingolstadt refinery's product premiums in its niche inland southern German market. Our estimate of the refinery's illustrative gross margin for both 2004 and 2005 is between $265 million to $275 million per year, with the results for 2005 being negatively impacted by a turnaround that occurred at the refinery during that year. In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The illustrative information presented above is based upon a number of assumptions. This information does not necessarily reflect the Ingolstadt refinery's actual historical performance and may not be representative of the Ingolstadt refinery's future financial performance.

Outlook

The discussion below contains forward-looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Forward-Looking Statements", "Risk Factors" and elsewhere in this offering circular.

The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt refinery and have not operated that facility. As a result, the forecasted information relating to the Ingolstadt refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that absent any unexpected changes, the refining industry will perform well in 2007, subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "—Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 6/1/2/2/1 benchmark refining margin for the BRC refinery and 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than the turnarounds described below.

Cressier Refinery

We expect the Cressier refinery's full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd in 2007.

BRC Refinery

We expect the BRC refinery's full-year total throughput rate will be approximately 85,000 bpd to 95,000 bpd in 2007. This throughput rate reflects a scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut-down for an estimated 35 to 45 days.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's full-year total throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd, the refinery's crude oil throughput capacity.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strategic petroleum reserves throughout Europe. We estimate that we will generate approximately $9 million to $11 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt refinery. For the full-year 2007, we expect other revenues contributed by activities included in the Ingolstadt aquisition will be $13 million to $15 million.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 should range between $150 million and $180 million, excluding those related to the Ingolstadt refinery. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between $80 million to $85 million for the full-year 2007. These refinery operating expense estimates include refinery personnel expenses, energy costs, non-capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, excluding non-refinery personnel expenses and other administrative expenses, in 2007 will be consistent with our historical performance. Our non-refinery personnel expenses are expected to fluctuate in 2007 based on the number of our non-refinery employees and our financial performance.

Depreciation and Impairment

We expect depreciation and impairment expenses to be approximately $90 million to $100 million for 2007. This includes a full-year of depreciation of EPH assets and approximately $20 million for a full-year of depreciation related to our potential acquisition of the Ingolstadt refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life of four years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

After giving effect to the planned repayment and refinancing of our debt facilities discussed above under "—Recent Developments—Restructuring of Debt Facilities" and taking into account our expected financial performance, we expect that our net interest will have a blended rate of the published EURIBOR rate plus between 1.25% and 1.5%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities.

Income Taxes

We expect our effective income tax rate for 2007 to range from approximately 10% to 15% of our net income before taxes.

Capital Expenditures

Our strategy is to grow both through internal investments in our refineries and through the purchase of additional refinery assets. We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions and including those planned for EPH, to be $52 million for the six months ending December 31, 2006, and $146 million for the year ending December 31, 2007. We currently expect to spend $425 million, plus the value of net working capital, to complete the acquisition of the Ingolstadt refinery in the first half of 2007. Assuming crude oil prices of $65 per barrel, the value of the Ingolstadt refinery's net working capital would be approximately $345 million based on the refinery's current inventory levels. The following table summarizes our budgeted capital expenditures, excluding acquisitions, for the six months ending December 31, 2006 and for the year ending December 31, 2007 by major category:

Budgeted Capital Expenditures

	Six Months Ending December 31, 2006	Year Ending December 31, 2007[1]
	($ million)	
Permit-related	$10	$ 28
Sustaining	24	50
Turnaround	2	22
Subtotal	$36	$100
Project-related[2]	16	46
Total budgeted capital expenditures	$52	$146

(1) Excludes budgeted capital expenditures for the Ingolstadt refinery.

(2) Project-related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher-value light products at our refineries as well as IT projects.

Included in our forecasted project-related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. For the most part, the planned projects are in the $10 million to $25 million cost range and have an expected return period of approximately 1.5 to 2.5 years. We expect to put our currently planned group of projects in service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the six months ending December 31, 2006 and the year ending December 31, 2007, including those related to the acquisition of the Ingolstadt refinery, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to de-bottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately $55 million to $65 million to 2009. These projects are expected to increase the Cressier refinery's incremental throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Teesside Refinery

At our Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately

$20 million to $30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage installed to accommodate the higher-sulfur-content feedstocks. Based on our estimates, this project will cost approximately $70 million to $80 million by the time it is placed in service, during the scheduled turnaround in 2008.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization (TIP) improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shut-down in 2007 at a total cost of less than $1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. This project is expected to cost approximately $15 million, based on our estimates, and is also planned to be completed during the scheduled turnaround in 2007.

Antwerp Processing Facility

We are planning to improve the Antwerp processing facility's sulfur recovery, ability. By improving sulfur recovery, the desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm USLD. We expect this project to cost approximately $2 million and to be completed in 2008.

Ingolstadt Refinery

Based on our review of information provided by the seller, we expect that capital expenditures at the Ingolstadt refinery will amount to around $40 million to $45 million in 2007. Approximately $10 million of that amount relates to sustaining capital expenditures and the remainder relates to projects. Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement upon successful completion of the acquisition. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. As part of the sale and purchase agreement for the Ingolstadt refinery, we have agreed to fund the remaining expenditures for the project, which are currently expected to amount to approximately $5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, this project is expected to cost approximately $15 million and is to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low-sulfur heating oil. Following the implementation of the 1,000ppm heating oil project, the former reactor will be available for increased production of ULSD. The cost of this project is estimated to be approximately $9 million and would also be completed in 2007. This project is expected to increase the Ingolstadt refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third-party company to produce bio-diesel blending components. This third party would bear the cost of constructing a production plant for bio components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completed in 2008.

Quantitative and Qualitative Disclosure About Market Risk

General

The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk

Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum product, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity. Our commodity price-risk management strategy, therefore, focuses on ways to utilize the commodity futures and forward markets to manage risk associated with these price fluctuations.

In the past we have used several strategies to minimize the impact of volatility in feedstock costs and refined product prices on our profitability. Due primarily to the requirements of our existing senior debt and working capital facilities, we are required to hedge our refinery margin, being the spread between crude prices and refined petroleum product prices and hedge our minimum operating stock requirements. We maximize the atmospheric fuel oil premium through fixed differential physical contracts for our Teesside refinery. These hedges protect the refinery's expected minimum operating throughput of 70% of full capacity for 2007. Similar to our Teesside refinery, our Cressier refinery has previously been hedged at approximately 85% of production.

Prior to the completion of the Offering, we intend to amend our senior term debt and are currently renegotiating our bank facilities to eliminate the hedging requirements. Upon the amendment of our senior term debt and successful renegotiation of our working capital facilities, we intend to significantly reduce the proportion of refining capacity hedged going forward, which will leave us exposed to changes in the refining margins, and we possibly will reduce the amount of hedges on our minimum operating stock.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the U.S. dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the U.S. dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in U.S. dollars as well as euro, Swiss francs and pounds sterling.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in euros, Swiss francs and pounds sterling and then translated into U.S. dollars for inclusion in our financial statements. Thus, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a negative affect on our revenues as reported in U.S. dollars. Conversely, a decline in the value of the euro, Swiss franc or pound sterling against the U.S. dollar will have a positive effect on our expenses as reported in U.S. dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated in not only U.S. dollars but also in euro, Swiss francs and pounds sterling. Accordingly, the relative movements of the exchange of the exchange rate of the U.S. dollar against any of these non-U.S. dollar currencies can significantly affect our results of operations.

As of June 30, 2006, approximately 34% of our pro forma combined indebtedness (not including any indebtedness we may incur in connection with the acquisition of the Ingolstadt refinery) was denominated in U.S. dollars, approximately 50% was denominated in euro, approximately 9% was denominated in Swiss francs and approximately 7% in pounds sterling. As a result, a decrease in the value of any of these non-U.S. dollar currencies against the U.S. dollar will result in a decrease in the U.S. dollar value of the relevant non-U.S. dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the U.S. dollar will result in an increase in the U.S. dollar value of such indebtedness.

Interest Rate Risk

As of June 30, 2006, we had $1,347.0 million of total borrowings. We are subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of June 30, 2006, we had interest rate swaps against these borrowings in a total aggregate amount of approximately $459 million with a remaining average maturity of approximately 2.2 years.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees or letters of credit or similar credit mitigation instruments.

Critical Accounting Judgments and Estimates

The preparation of our financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require a more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to our Cressier refinery; in the course of evaluating that contract under IFRIC 4, *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined product to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Goodwill

We determine whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use

requires us to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets

Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write-down of crude oil or refined petroleum products may be considered. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

INDUSTRY OVERVIEW

Introduction

Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable finished petroleum products, such as diesel fuel, gasoline and home heating oil. Refining is primarily a margin-based business where both the feedstocks and refined petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks and converting them into finished petroleum products.

The oil refining industry operates in a global business environment. There is worldwide demand for crude oil, other feedstocks and refined petroleum products, all of which are transported at relatively low costs by sea and by pipeline between geographic regions. There are 662 oil refineries worldwide, with approximately 103 operating in western Europe.

The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the cost of crude oil. By way of demonstrating the improved industry environment, the Northwest European crack spread, as an indicator of margins for individual refineries operating in the Antwerp-Rotterdam-Amsterdam ("ARA") region, averaged $2.95 per barrel between 1992 and 1999. As a result of the improvement in underlying industry fundamentals, these spreads averaged $6.96 per barrel from 2000 to 2005 and $11.89 per barrel in the first six months of 2006. The following chart shows the Northwest European 2/1/1 crack spread per barrel since 1992, together with the average crack spread per barrel for the periods from 1992 to 1999 and from 2000 to 2005 and the first half of 2006:

Northwest European Refining Margins: 1992–2006



$/bbl
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Average 1992-1999: $2.95
Average 2000–2005: $6.96
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 H1 2006
Bloomberg NWE Cracking US$/bbl (Ticker: CRKS211B)

Source: Bloomberg.

The European oil refining industry is currently characterized by capacity shortages, high utilization rates, increasing demand for specialized refined petroleum products, especially ULSD, and increasing supplies of lower cost sour crude oils. The overview below explains the basics of the refining process and certain factors that influence our industry.

Refining Basics

Refineries are uniquely designed to process specific crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

- separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;
- chemically convert the separated hydrocarbons into more desirable products; and
- treat the products by removing unwanted elements and compounds.

Each step in the refining process is designed to maximize the value of the refined petroleum products produced.

Below is a description of refinery conversion units. Not all refineries possess each of these units.

Distillation. The first refinery units to process crude oil are typically the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and liquefied petroleum gas, vaporize and exit the top part of the atmospheric distillation unit. Medium-boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher-boiling liquids, such as fuel oils, and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher-value products or are sent to storage tanks for sale to customers.

Conversion. The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking", a process that breaks, or cracks, higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the visbreaking unit, the coker, the hydrocracker and the FCC unit. Thermal cracking is accomplished in the visbreaking unit and/or the coker. The visbreaking unit receives heavy residuum feedstock from the crude distillation units and transforms it at high temperature into lighter products such as gasoline, naphtha, kerosene and distillates. The remaining heavy residuum from the visbreaker has a lower viscosity than the heavy residuum from the crude distillation unit, which means that fewer diluents have to be added to be able to use the residuum as fuel oil. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC. Hydrocrackers receive feedstocks from cokers, FCCs and crude distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude distillation units and coker into liquefied petroleum gas, gasoline and distillates by applying heat in the presence of a catalyst. A FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

Reforming. The production of light distillates is performed in a refinery's continuance catalyst regeneration unit. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

Removal of Impurities. Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals, and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil

The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour):

- *Density.* The less dense the crude, the lighter and thinner it is. Conversely, the more dense the crude, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees". The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.
- *Sulfur content.* Crude is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

The terms light, medium and heavy when used in reference to crude oils refer to their API gravity, and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil. Light sweet crude oils typically are more expensive than heavy sour crude oils because they require less treatment and, therefore, lower operating costs to produce a slate of products with a greater percentage of higher value, light refined products. Heavy and sour crude oils produce a greater percentage of lower-value products with simple distillation and require additional processing and higher operating costs to produce the higher-value, light refined products. In seeking to maximize their refining margins, refiners strive to process the optimal mix, or slate, of crude oils through their refineries, depending on each refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils.

Industry Terminology

Crack Spreads

Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. The "2/1/1" crack spread assumes two barrels of crude oil will be converted, or "cracked", into one barrel of gasoline and one barrel of diesel fuel. Average 2/1/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. In Europe, the crude oil used to calculate crack spreads is Brent blend for northwest Europe, and Urals, also referred to as Russian Export Blend Crude Oil or "REBCO", for the Mediterranean region.

Actual refinery margins vary from the 2/1/1 or other reference crack spread due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crudes

Oil prices and quality are usually stated by reference to certain benchmarks, including:

- *Dated Brent* is the price of all ready shipments of Brent blend, a light sweet North Sea crude oil. Brent blend has a gravity of approximately 38° API and sulfur content of approximately 0.4%. Most of the Brent blend is refined in northwest Europe, but significant volumes are also shipped to the United States and the Mediterranean region. Oil production from Europe, Africa and the Middle East flowing west tends to be priced off the Dated Brent benchmark. According to the International Petroleum Exchange, this benchmark is currently used for pricing of two-thirds of the world's internationally traded crude oil supplies. Brent blend has a rolling-price assessment based on the physical Brent-Forties-Oseberg crude oil cargoes loading not less than ten days forward and loaded f.o.b. at the named port of shipment.
- *West Texas Intermediate* (or "WTI"), the benchmark for North American crude oil, is lighter and sweeter than Brent. WTI has a gravity of approximately 40° API and sulfur content of approximately 1.2%.
- *Urals*, the Russian benchmark crude oil, is a medium sour crude oil. Urals is a mixture of several crude oil qualities transported for export and domestic Russian use via the Russian crude oil

transportation system. Urals has a gravity of approximately 32° API and sulfur content of approximately 1.2%. The spot price of Russian Export Blend is reported at Augusta, Italy, and Rotterdam, the Netherlands, the two primary delivery points.

Sweet/Sour Differential

The sweet/sour differential is the price differential between sour and light sweet crude oils. In the European context, this term generally refers to the price differential between Urals and the Brent blend. Urals crude oil, being a heavier and more sour crude than Brent blend, typically trades at a discount to Brent blend. The price differential has increased in recent years as a consequence of the increase in the production of sour crude oil, demand for light petroleum products and demand for sweeter crudes due to more stringent sulfur-content regulations for gasoline and diesel fuel.

Product Differentials

Because refineries produce many other products that are not reflected in crack spreads, product differentials to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel, and relatively low volumes of by-products, such as liquefied petroleum gas, residual fuel oil, petroleum coke and sulfur.

Operating Costs

Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy.

Refinery Products

The main refinery products, not all of which we produce, are as follows:

Petroleum Gases. Petroleum gases are the lightest products of the refining process, primarily consisting of methane, ethane, propane and butane. Their primary uses include heating and use as an intermediary in petrochemical manufacturing processes. Petroleum gases are often liquefied under pressure to create liquefied petroleum gas ("LPG"), consisting primarily of propane and butane, for use as a fuel and an intermediate material in the petrochemical manufacturing process.

Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene and isobutylene, are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemicals are produced for use as solvents, including benzene, toluene and xylene.

Gasoline. One of the most significant refinery products is motor gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

Naphtha. Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry, for catalytic reforming and in the production of hydrogen.

Middle Distillates. Middle distillates are diesel fuels, heating oils and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating and oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking and space heating, lighting, solvents and for blending into diesel fuel.

Fuel Oil. Fuel oils are petroleum products that are used as fuels for home heating and industrial and utility boilers.

Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

Petroleum Coke. Petroleum coke, a by-product of the coking process, is almost pure carbon and has a variety of uses. Fuel-grade coke is used primarily by power plants as fuel for producing electricity. Premium grades of coke, low in sulfur and metal content, are used as anodes for the manufacture of aluminum.

Niche refined petroleum products. Various refined petroleum products are produced in relatively small quantities such as base oils, biofuels, MTBE, ETBE, TAME and other refined petroleum products. These products are commonly used as blending components for transportation fuels or for lubricants.

Industry Characteristics

Refinery Complexity

Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. The configuration of complex oil refineries is typically oriented towards the production of gasoline (catalyst cracking), whereas the configuration of others is oriented towards the production of middle distillates (thermal conversion and/or hydrocracking). Refinery complexity is commonly measured by the Nelson Complexity Index, which is calculated annually by the *Oil and Gas Journal.* The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput. The average Nelson Complexity Index rating for refineries in western Europe is approximately 7.2.

Refinery Locations

The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via sea tanker vessels, pipelines, rail or tank trucks. Refining companies seek to maximize their profits by placing their products in the markets where they receive the highest netbacks. Due to their lower logistics costs, oil refineries located in coastal areas typically have a competitive advantage over oil refineries located inland in sourcing crude oil supplies. Nevertheless, certain inland refineries with niche market positions may also have significant competitive advantages. Oil refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and satisfying local demand.

Ownership of Refineries

Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream activities, or refining, marketing and other operations, such as gas, petrochemicals, power, and transportation operations.

An independent refiner has no source of proprietary crude oil production; it purchases its feedstocks on the open market under term or spot contracts.

Refiners primarily distribute their products through either wholesale or retail channels. Oil refining companies that operate as wholesalers principally sell their refined petroleum products under term and spot contracts to their customers. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets.

In recent years, integrated oil companies have sought to lower their exposure to the western European refining sector through divestments and rationalization of their refining portfolio. We believe this trend will continue.

Industry Trends

Limited Oil Refining Capacity

The global demand for refined petroleum products has grown faster than refining capacity for those products in recent years. According to the *2006 BP Statistical Review of World Energy*, while refining capacity in the European Union decreased approximately 23% from 19.2 million barrels per day in 1981 to 14.8 million barrels per day in 2005, demand for refined fuels increased 11.3% from 4.8 billion barrels to 14.8 million barrels over the same period.

The following chart sets forth global oil refining capacity and global refined petroleum product demand and supply from 1966 through 2005:

Global Oil Refining Capacity and Product Demand and Supply: 1966–2005



Thousands of bpd
90,000
80,000
70,000
60,000
50,000
40,000
30,000
1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004
Global Product Supply
Global Refining Capacity
Global Product Demand

Source: 2006 BP Statistical Review of World Energy.

The oil refining industry was characterized by overcapacity throughout the 1980s and much of the 1990s, resulting in lower investment in additional refining and conversion capacity. Although global refining capacity began to rise again during the late 1990s, particularly in Asia, Africa and the Middle East, this was offset by refinery closures in western Europe and the United States. The number of refineries in operation in western Europe declined from 158 in 1981 to 103 in 2005 and in the United States from 303 to 132 during the same period. These closures typically involved inefficient, small-scale and technologically weak refinery assets. Since the 1980s, instead of directing investment towards the construction of new refineries, western European and U.S. refiners have been directing investment towards expanding the capacity of existing infrastructure, upgrading and converting existing infrastructure to comply with increasingly stringent environmental regulations and making refineries more competitive through better technology, energy conservation and greater ability to run cheaper crude oil feedstocks. In addition, current U.S. and E.U. environmental legislation, lengthy planning procedures and construction times averaging five to seven years limit the relative attractiveness of "greenfield" refinery investments compared with investments in upgrades of existing facilities. Chinese GDP expansion is expected to absorb much of the planned increase in Asian refining capacity.

From 1981 to 2005, the compound average growth rate in global refining capacity was 0.4% compared to a compound average growth rate of 2.0% for petroleum products consumption during the same period, highlighting the shrinking excess refinery capacity gap and the limited ability for growth in capacity to match the growth in demand. Within our operating markets, the capacity constraints are even more acute.

The following table sets forth the total refining capacity located in certain countries that form part of the operating market for our current refinery activities and the total refining capacity in the European Union in 1995, 2000 and 2005 and the compound annual growth rate of that capacity from 1995 to 2005:

Total Refining Capacity: 1995, 2000 and 2005

	1995	2000	2005	Compound Annual Growth Rate (1995-2005)
	(thousands of bpd)			%
United Kingdom	1,884	1,778	1,848	(0.19)%
Belgium	692	770	778	1.18%
Switzerland	132	132	132	0.00%
Germany	2,104	2,262	2,322	0.99%
Total European Union	14,130	14,498	14,901	0.53%

Source: 2006 BP Statistical Review of World Energy and, for Switzerland, Oil and Gas Journal.

High Utilization Rates

Between 1981 and 2005, refinery utilization increased from 63.8% to 92.4% in the European Union and from 69.7% to 87.7% in the United States. The US Energy Information Administration projects that over the next 25 years utilization will remain high relative to historic levels, ranging from 93% to 95% of design capacity in the United States, approaching an effective maximum rate. The trend towards greater capacity utilization has been driven by several factors including those discussed above.

The following chart sets forth the average utilization rates of oil refineries located in the European Union and the United States compared with the number of operable refineries in Western Europe and the United States from 1981 through 2005:

Number of Refineries Versus Utilization in Europe and the United States: 1981–2005



Utilization rate (%)
100%
90%
80%
70%
60%
50%
1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005
300
250
200
150
100
50
Number of refineries
Average Utilization Rate European Union
Average Utilization Rate United States
Number of Western European Refineries
Number of U.S. Refineries

Source: 2006 BP Statistical Review of World Energy and Oil and Gas Journal.

Forecasted Supply and Demand Fundamentals

The structure and development of supply and demand of refined petroleum products, as well as the specifications for refined petroleum products, vary between geographical regions. Europe and North America are expected to show only a limited increase in capacity but continued growth in demand. In North America, this is expected to increase further the net shortage in refining capacity, while in

Europe the supply-demand situation is expected to remain tight. The table below shows the expected development in total demand for petroleum products and refinery supply for Europe and North America for 2005, 2010 and 2015:

Europe and North America Petroleum Product Demand and Refining Capacity: 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Demand	16,825	17,270	17,514
Supply	17,007	17,459	17,667
Surplus	182	189	153
North America			
Demand	22,110	22,758	23,636
Supply	20,992	21,643	22,359
Deficit	(1,118)	(1,115)	(1,277)

Source: Energy Market Consultants (2006).

Even though demand is expected to increase in both North America and Europe, the structure of demand is expected to develop differently in the two regions. In Europe, there is expected to be increasing demand for diesel and a decreasing demand for gasoline, as a result of a trend away from gasoline-powered cars and towards diesel-powered cars. In contrast, demand for gasoline is expected to grow in North America. The graphs below show the aggregate demand for the principal refined petroleum products for 2005, 2010 and 2015 for North America and Europe.

Demand for Petroleum Products in North America: 2005, 2010 and 2015



12,000
10,000
8,000
6,000
4,000
2,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

Demand for Petroleum Products in Europe: 2005, 2010 and 2015



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
000s bpd
LPG
Naphtha
Gasoline
Jet/Kerosene
Gasoil/Diesel
Fuel oil
Others
2005
2010
2015

Source: Energy Market Consultants (2006).

As a result, significant imbalances between demand and supply of different refined petroleum product qualities have developed. Most importantly, according to Energy Market Consultants, there is currently a shortage of gasoline production capacity in North America of 677,000 bpd, while Europe is facing a shortage of diesel fuel production capacity of 225,000 bpd. The increased European demand for diesel also resulted in a decrease in demand for gasoline and consequently Europe currently has a surplus of 1,047 bpd in gasoline. These imbalances are expected to continue over the next ten years due to increasing demand generated by forecasted population growth in each of these regions, the increasing dieselization in Europe and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The table below shows the expected development in net supply position in Europe and North America for diesel and gasoline for 2005, 2010 and 2015:

Gasoline and Diesel Surplus/(Deficit): 2005, 2010 and 2015

	2005	2010	2015
	(thousands of bpd)		
Europe			
Gasoline	1,047	1,709	2,094
Diesel	(225)	(353)	(568)
North America			
Gasoline	(677)	(541)	(608)
Diesel	(66)	(73)	(4)

Source: Energy Market Consultants (2006).

These product supply-and-demand imbalances within Europe and North America have created attractive opportunities for those oil refiners capable of supplying products complying with the required specifications in each geographical region. Price differentials between Europe and North America that result from the above-mentioned product supply and demand imbalances make exporting to North America an attractive opportunity. Refineries in the European Atlantic Basin that are located near, or

have pipeline connections to, deep water shipping terminals are expected to benefit from the expected future growth in exports of gasoline from Europe to North America.

The expected demand development in our operating markets is similar to the aggregate demand development for Europe as a whole. The following chart illustrates the demand in the operating markets for various refined petroleum products in 2005 and forecasts for 2010 and 2015:

Total Demand for Petroleum Products: 2005, 2010 and 2015


3,000
2,500
2,000
1,500
1,000
500
0
000s bpd
Belgium
Germany
UK
Switzerland
2005
2010
2015

Source: Energy Markets Consultants (2006).

Market Prices

The pricing of refined petroleum products is mainly driven by the prevailing demand-and-supply balance, movements in crude oil prices and changes in inventory levels as well as the price development of standardized transactions made on the major petroleum exchanges. The following chart illustrates

market-price trends for the principal refined petroleum products and for Dated Brent for 1995 through 2005:

Petroleum Product Prices: 1995–2005


100
90
80
70
60
50
40
30
20
10
0
$ per bbl
Jan -95 Jul -95 Jan -96 Jul -96 Jan -97 Jul -97 Jan -98 Jul -98 Jan -99 Jul -99 Jan -00 Jul -00 Jan -01 Jul -01 Jan -02 Jul -02 Jan -03 Jul -03 Jan -04 Jul -04 Jan -05 Jul -05 Jan -06 Jul -06
Gasoline
ULSD
Dated Brent

Source: Platts.

Price trends of refined petroleum products do not necessarily track the price trends of crude oil, since product price trends are also affected by inventory levels and by price fluctuations on international oil exchanges. The following chart illustrates the differences between the market prices of the principal refined petroleum products and market price for Dated Brent for 1995 through 2005:

Petroleum Product Crack Spreads: 1995–2005


30
20
10
0
-10
-20
-30
$ per bbl
Jan -95 Jul -95 Jan -96 Jul -96 Jan -97 Jul -97 Jan -98 Jul -98 Jan -99 Jul -99 Jan -00 Jul -00 Jan -01 Jul -01 Jan -02 Jul -02 Jan -03 Jul -03 Jan -04 Jul -04 Jan -05 Jul -05 Jan -06 Jul -06
Gasoline
ULSD
Fuel Oil

Source: Platts.

Increased Light/Heavy and Sweet/Sour Differentials

With the improvement in the global economy in recent years, worldwide crude oil demand has increased. The incremental production from OPEC and other oil producers to fill this demand has tended to be heavier, sour crude oils. At the same time, many refiners have turned to processing lighter crude oils to maximize yields of light transportation fuels, resulting in increased supplies of heavy and sour crude oils. As a result, the discounts for heavy and sour crude oils relative to the prices of light crude oils have increased. The average price differential between Dated Brent crude oil and Urals crude oil averaged $4.32 per barrel in the first six months of 2006 compared to $4.30 per barrel in 2005, $4.12 per barrel in 2004 and $1.66 per barrel in 2003. We believe that greater worldwide supplies of lower-cost heavy and sour crude oils and increased demand for light crude oils will continue to provide a cost advantage to refineries with complex configurations that are able to process heavier, sour crude oils.

The following chart shows the price differential between Dated Brent crude oil and Urals crude oil from 1994 through the first half of 2006:

Brent—Urals Spread: 1995 to 2006


$ per bbl
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 1H 2006

Source: Bloomberg.

BUSINESS

Overview

We are one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom, and the BRC refinery in Antwerp, Belgium. We have also entered into a sale and purchase agreement with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd and the Ingolstadt refinery has a throughput capacity of 110,000 bpd. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as to the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts and, to a lesser extent, through long-term contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis than long-term contracts. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows the refinery to achieve c.i.f.-priced Ekofisk at the refinery at f.o.b. prices.

Highly refined petroleum products, known as light products, such as transportation fuels and petrochemical feedstocks, accounted for approximately 73% and 74% of our total product volume for the year ended December 31, 2005 and the six months ended June 30, 2006, respectively.

On an unaudited pro forma combined basis (which does not include our planned acquisition of the Ingolstadt refinery), we generated revenues of $7,819.7 million and EBITDA of $124.2 million for the year ended December 31, 2005 and revenues of $4,479.1 million and EBITDA of $157.7 million for the six months ended June 30, 2006.

Our History

1993	Petroplus International B.V. is founded.
December 1997	We acquire the Antwerp refinery (now the Antwerp processing facility) from the Daewoo Group.
July 1998	Petroplus is listed on the Amsterdam Stock Exchange.
May 2000	We acquire the Cressier refinery and its associated wholesale marketing business from Shell Switzerland.
December 2000	We acquire the Teesside refinery and its wholesale marketing businesses from PIP Ltd.
February 2003	We acquire Nynas' Antwerp facilities, including a long-term bitumen-processing contract with Nynas.
December 2003	We close down several of the refinery units at the Antwerp refinery and continue to use the facility only to supply two long-term processing contracts.
March/April 2005	We are taken private by RIVR Acquisition B.V. and are delisted from Euronext Amsterdam.
February 2006	Argus is incorporated in Bermuda.

May 2006	We recruit a new management team, including Thomas D. O'Malley as our chairman and chief executive officer.
	We acquire EPH, including the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).
July 2006	We enter into an agreement with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets.
August 2006	We sell or contract to sell Petroplus Tankstorage, our tank storage business; Frisol/Bunkering, our wholesale bunkering and trading business; Oxyde Chemical, our chemicals and plastics trading and distribution business; 4Gas, our liquefied natural gas import terminal and marketing businesses; and other non-core assets for approximately $378 million plus the assumption of approximately $64 million in debt.
	Argus exchanges shares in itself for shares in RIVR Acquisition B.V., resulting in a reverse acquisition in which Argus becomes the ultimate parent of RIVR Acquisition B.V. and its refining and wholesale marketing operations.
	Argus transfers its registered office to Switzerland and changes its name to Petroplus Holdings AG.

Transformation of Petroplus

We have recently completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets and our financial and operating performance. For example, we:

Recruited an Experienced Management Team. In May 2006, we recruited a new chairman and chief executive officer, Thomas D. O'Malley, the former chairman and chief executive officer of Premcor Inc. and former chairman and chief executive officer of Tosco Corporation. Mr. O'Malley has more than 25 years of industry experience and a proven track record of successfully growing and enhancing shareholder value. Mr. O'Malley has been joined by several key executives from his former Premcor management team: Karyn Ovelmen as chief financial officer, Chet Kuchta as chief commercial officer, Bruce Jones as chief operating officer and Michael Gayda as general counsel.

Acquired the BRC refinery. In May 2006, we increased our combined crude oil throughput capacity from approximately 185,000 bpd to 295,000 bpd by acquiring the BRC refinery and related supply and distribution assets.

Divested Our Non-Core Assets to Focus on Refining. We continued to divest, or entered into contracts to divest, non-core assets that were not related to our refining and wholesale marketing operations and in August 2006 we sold the majority of the remaining non-core assets for approximately $378 million plus approximately $64 million of assumed debt. These non-core assets primarily included Petroplus Tankstorage, Frisol/Bunkering, Oxyde Chemical, 4Gas and other non-core assets. You can find more information about these divestitures in "Certain Relationships and Related Party Transactions".

Agreed to Acquire the Ingolstadt Refinery. We entered into a sale and purchase agreement in July 2006 with ExxonMobil CE to purchase the Ingolstadt refinery in Germany and related supply and distribution assets. The purchase of the Ingolstadt refinery is expected to increase our combined crude oil throughput capacity by 110,000 bpd. The acquisition is expected to close in the first half of 2007.

Market Trends

We believe that the outlook for the European refining industry is attractive due to the trends set out below. We also believe that we are well positioned to take advantage of these trends.

Favorable Supply and Demand Fundamentals in Europe. We believe that the supply and demand fundamentals for refined petroleum products in Europe have improved since the late 1990s and will remain favorable. According to *Oil and Gas Journal*, the number of refineries in western Europe, decreased from 158 in 1981 to 103 in 2005. Energy Market Consultants projects that capacity additions in western European countries will increase total refining capacity at an annual rate of only 0.2% per year over the next decade, while demand for refined petroleum products is expected to continue to grow steadily at 0.4% per year over the next decade. Most of this growth in demand is expected to come from diesel and jet fuel, partially offset by a decrease in demand for gasoline.

Increasing Supply and Demand Imbalances Between Europe and North America. Significant imbalances between demand and supply of different refined petroleum product qualities have developed in North America and Europe. North America currently is facing an increasing shortage of gasoline production capacity. Europe, on the other hand, is facing an increasing shortage of diesel fuel production capacity while having an excess of gasoline production capacity. These imbalances are expected to continue in the next few years due to increasing demand generated by forecasted population growth and the capital intensiveness of, and the restrictive nature of the environmental planning consent process for, converting and expanding existing refining capacity. The price differentials between Europe and North America that result from these supply and demand imbalances are making long-distance sea transport of refinery products increasingly attractive.

Continued Consolidation of the Refining Sector. We believe that the continuing consolidation in the refining industry may create attractive opportunities to acquire competitive refining capacity. During the period from 1995 to 2005, the percentage of U.S. refining capacity owned by major integrated oil and/or state-owned companies decreased from 76% to 68%. During this same period, the percentage of U.S. refining capacity owned by the top ten owners of refining assets increased from 50% to 67%, and the share held by independent refiners increased from 24% to 32%. We believe similar trends are currently underway in Europe where the market share held by independent refiners increased from 11% to 16% between 1995 to 2005. We believe the U.S. and European refining industry will continue to consolidate in the future.

Increasing Demand for Products Meeting Tighter Specifications. We expect that products meeting new and evolving stricter fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners, such as us, possessing the capabilities to blend and process these fuels. Tightened petroleum product specifications and the increased role of renewable raw materials have resulted in increasing demand for new high-quality transportation fuels and other products, such as ULSD and biodiesel. Demand for low-sulfur products in the European Union is expected to increase further as the E.U. mandatory maximum sulfur limit for gasoline and diesel fuel is lowered in 2009 from the current limit of 50ppm to 10ppm.

Competitive Strengths

As a result of our transformation, we have developed the following strengths:

Track Record of Highly Experienced and Growth-Oriented Management Team. Our chairman and chief executive officer, Thomas D. O'Malley, and other members of our senior management team have a proven track record in the refining industry. From 2002 to 2005, Mr. O'Malley was the chairman and chief executive officer of Premcor Inc. From 1990 to 2001, he was chairman and chief executive officer of Tosco Corporation. Mr. O'Malley led both Premcor Inc. and Tosco Corporation during periods of significant growth in operations and shareholder returns through successful refinery asset acquisitions and seamless integration of these acquisitions. At Petroplus, he has assembled an experienced and committed management team consisting of executives who have held key management positions in growth-oriented organizations in the refining sector.

Proven Ability to Identify, Execute and Integrate Acquisitions. The Petroplus organization and our new management team have substantial experience in identifying, executing and integrating acquisitions. We believe we are at the forefront of successfully consummating refinery acquisitions in Europe as demonstrated by our acquisition of the BRC refinery in May 2006 and our announcement of the

Ingolstadt refinery acquisition in July 2006. We believe our established track record of operating refineries, combined with the previous experience and reputation of our new management team, provides us with the credibility required to be the preferred buyer in divestment processes.

Leading Pure Play Refiner. We are a "pure play" refiner without the obligation to supply retail outlets or the cost of supporting a retail brand. As a result, we are free to supply our products into the distribution channel or market that we believe will maximize profit. We do not own assets or businesses, such as petroleum exploration and production assets or substantial retail distribution assets, that compete for capital or management attention. Therefore, our capital and attention are focused on improving our existing refineries and acquiring additional competitive refining capacity.

Multi-Site Refining System with Geographic and Cash Flow Diversification. We own three refineries and are in the process of acquiring the Ingolstadt refinery. With this acquisition, we expect our combined crude oil throughput capacity will be approximately 405,000 bpd, increasing our total throughput capacity by 37%. Our portfolio of multiple refineries provides us with geographic diversity and reduces our dependence on any single facility or national market.

Strategically Located Refineries with Cost and Supply Advantages. Each of our refineries is located in an area that offers key competitive advantages. For example, the Cressier refinery is one of only two refineries in Switzerland, a country that imports approximately 60% of its refined petroleum products, principally by rail and over the Rhine River. Due to significantly lower transportation costs, the Cressier refinery benefits from a built-in margin premium vis-à-vis imported refined products and is able to stay competitive from a pricing perspective. Our Teesside refinery's pipeline connection to the Ekofisk loading terminal at Sea Sands enables it to achieve reduced crude delivery costs and a competitive advantage over other European refineries that process the same crude oil. Our BRC refinery's location, adjacent to the Port of Antwerp at the center of the ARA region, provides it with proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence; favorable logistics and sea-going crude and product transport, including to Africa and North America; and access to sour crude oils that can be purchased on a spot basis for prices below prevailing market prices for Dated Brent.

Ability to Produce Products Complying with the Latest Environmental Requirements. Our refineries produce products complying with the latest environmental requirements, such as the E.U. low-sulfur gasoline and diesel standards. Our refineries have been upgraded and are able to comply with the E.U. 2009 and Swiss mandatory maximum 10ppm sulfur requirements, eliminating the need to divert additional capital to meet these requirements.

Export Channel to North America. There has been a growing product supply-and-demand imbalance between North America and Europe for gasoline. We believe that we are well positioned to take advantage of Atlantic Basin arbitrage due to the BRC refinery's proximity to ports and potentially realize premium margins if current product supply-and-demand trends continue.

Flexibility of Crude Supply. Our portfolio of refineries allows us to process a wide variety of crude types from around the world, including sour crude oils. This flexibility reduces our dependence on one particular crude or crude supplier and enhances our ability to opportunistically purchase crude on the spot market. In addition, our BRC refinery is well positioned to take advantage of the sweet/sour differential as it has the ability to process substantial volumes of sour crude oils.

Business Strategies

Our goal is to become the leading independent refiner and supplier of unbranded petroleum products in Europe and to be an industry leader in creating shareholder value. We intend to accomplish this goal, grow our business, enhance our earnings and improve our cash flow from operations by executing the following strategies:

Meaningful Growth Through Acquisitions and Disciplined Internal Capital Investment. We intend to pursue acquisitions and discretionary capital expenditure opportunities that we believe will be promptly accretive to earnings and improve our return on capital, assuming historic average margins and crude oil price differentials.

We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will

present us with attractive acquisition opportunities. We completed the acquisition of the BRC refinery in May 2006 and entered into an acquisition agreement for the Ingolstadt refinery in July 2006. We continue to evaluate refinery acquisition opportunities as they arise. In addition, based upon our engineering and financial analysis, we have identified discretionary capital projects at some of our refineries that we believe should, if undertaken, be accretive to earnings and generate an attractive return on capital. We are also looking at our current refineries to evaluate how we can best maximize their production using their current configurations through strategic purchases of alternative feedstocks.

The management team assembled by Thomas D. O'Malley has a proven track record of growing businesses through acquisition and has applied this acquisition strategy to Petroplus with the planned acquisition of the Ingolstadt refinery. We believe we are well situated to capitalize on this acquisition and, where appropriate, pursue potential future acquisition opportunities.

Improve Capital Structure. We will use the net proceeds received by us from this Offering to repay a substantial portion of our outstanding bank indebtedness. We intend to reduce our leverage and optimize our capital structure to deliver maximum value to our shareholders while maintaining financial costs at adequate levels. To do this, we intend to maximize our cash flows available for debt reduction, less any cash used for acquisitions, by optimizing utilization of our refinery asset base, by making focused capital improvements designed to generate incremental profits and by increasing cash flow from operations. We will continue to maintain our growth strategy and will fund external growth through a balance of equity and debt.

Assets Operated by Highly Experienced Refining Professionals. Our strategy is to employ highly experienced refining-sector professionals and to create a working environment that allows our employees to use best practices to improve the safety and efficiency of our refineries. We believe that it is only by maintaining a strong engineering focus on the performance of our assets that we can deliver sustainable profitability for our shareholders.

Promote Operational Excellence in Safety and Reliability. We will continue to devote significant time and resources to improving the safety, reliability and environmental compliance of our operations and continue to emphasize safety in all aspects of our operations. We believe that a superior safety record is inherently tied to profitability through reliability and that safety can be measured and managed like all other aspects of our business. We will seek to increase safety performance through a commitment to our preventative maintenance program and to training and development programs.

Commercial Optimization. To optimize our refineries' commercial operations, we will continue to focus on developing processes that allow our central supply and distribution group to react in real time to changes in market prices of crude oil and refined petroleum products. Members of our supply and distribution group work closely with each refinery to determine the optimal amount of feedstock to purchase for the refinery. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of our spot-market purchases, with the aim of reducing the overall cost of our feedstocks. Our supply and distribution group will continue to work closely with each of our refineries to ensure that they are operating in a commercially optimal manner.

Create an Organization Highly Motivated to Enhance Shareholder Value. We intend to create an organization in which employees are highly incentivized to enhance earnings and improve return on capital. We intend to adopt a new annual incentive program. This program will enable eligible employees to earn annual bonus awards if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

Oil Refining Operations

General

We currently own and operate the Cressier refinery in Cressier, Switzerland, the Teesside refinery in Teesside, United Kingdom and the BRC refinery in Antwerp, Belgium. In addition, we own and operate a bitumen- and gasoil- processing facility processing facility in Antwerp, Belgium.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is

to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

The aggregate crude oil throughput at our three refineries is approximately 295,000 bpd. The following table provides a summary of crude capacity, throughput and production data for our refineries, for the year ended December 31, 2005:

	Cressier Refinery	Teesside Refinery	BRC Refinery	Total
	(barrels per stream day)			
Crude oil throughput capacity	68,000	117,000	110,000	295,000
Throughput:	(% of total throughput)			
Crude unit throughput:				
Light sweet	78%	100%	22%	66%
Light sour	15	—	—	3
Medium sour	—	—	54	20
Heavy sour	6	—	21	9
Total crude unit throughput	98%	100%	97%	98%
Other throughputs	2	—	3	2
Total throughput	100%	100%	100%	100%
Production:	(% of total throughput)			
Light products:				
Gasoline	24%	—%	9%	9%
Diesel and gasoils[1]	44	35	59	46
Jet fuel	8	4	—	3
Petrochemicals	1	—	—	—
Naphtha	—	24	8	13
LPG	6	—	2	2
Total light products	84%	62%	78%	73%
Low sulfur straight run	—	37	—	15
Fuel oil	13	—	18	10
Solid by-products/fuel consumed in process/fuel loss	4	1	4	3
Total production	101%	100%	100%	101%
Complexity rating[2]	6.4	2.1	4.5	4.0[3]

(1) Includes VGO produced at the BRC refinery.

(2) Source: Nelson Complexity Index as calculated by NEXIDEA.

(3) Represents the sum of the complexity ratings of each of the refineries multiplied by its crude oil throughput capacity and divided by the total crude oil throughput capacity.

Our three refineries have benefited in recent years from continuous maintenance and improvement. From 2001 through 2005, total investments in our refineries amounted to approximately $208.7 million, of which $46.4 million related to the Cressier refinery, $62.3 million to the Teesside refinery and $100.0 million to the BRC refinery. Each of these three refineries are generally shut down for major scheduled maintenance every four years, with a shut-down for minor scheduled maintenance two years following each major scheduled maintenance shut-down. The average duration of our most

recent shut-downs at our refineries has been from four to five weeks. The following table provides information about scheduled maintenance shut-downs at our refineries:

Refinery	Date of Most Recent Scheduled Maintenance Shut-Down	Date of Next Planned Scheduled Maintenance Shut-Down	Cost of Most Recent Scheduled Maintenance Shut-Down	Estimated Outage Duration of Next Planned Shut-down
			(in millions)	(days)
Cressier	Q2 2005[1]	Q2 2007[2]	$9.4	35-45
Teesside	Q2 2006[2]	Q2 2008[1]	$6.9	25-35
BRC	Q1 2002[2]	Q2 2007[1]	$8.6	40-45

(1) Major scheduled maintenance.

(2) Minor scheduled maintenance.

Cressier Refinery—Cressier, Switzerland

Overview. We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1965 and has a crude oil throughput capacity of 68,000 bpd, which accounts for 23% of our total refinery throughput capacity. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal-cracking refinery with a Nelson Complexity Index rating of 6.4 as calculated by NEXIDEA. The refinery currently processes predominantly Bonny Light and Caspian Pipeline Blend crude oil.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland adjoining the French border and is one of only two refineries in Switzerland. During 2005, the Cressier refinery's sales accounted for approximately 25% (by volume) of all refined products sales in Switzerland. Of Switzerland's total demand for refined products, 60% was imported in 2005, principally by rail and over the Rhine River by barge, as well as by pipeline from the Mediterranean Sea. During times of very high or very low water levels, or high demand for refined products along the Rhine River, Rhine transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market. We estimate that the value of this premium in 2005 amounted to approximately $2.50 per barrel, which includes any inland logistical costs, such as shipping to port terminals.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy vacuum gasoils ("VGOs") and heavy fuel oil to higher-value clean products, such as ULSD and industrial gasoil. The refinery's production of gasoline and diesel meets the E.U. 2009 and Swiss mandatory 10ppm sulfur limit for gasoline and diesel.

The Cressier refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, an isomerization unit, a catalytic reformer, a naphtha, kerosene and gasoil hydrotreater, a thermal cracker, a visbreaker and a bitumen blowing plant.

Since acquiring the Cressier refinery, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. (**"Air Products"**). This facility also has improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery doubled its ULSD production to 3.7 million barrels per year.
- The refinery has begun producing ecoCLEAN, a grade of heating oil with less than 50ppm sulfur and nitrogen.
- The refinery has blended ULSD with 5% bio components to produce biodiesel.

The following table sets forth the main process units of Cressier refinery, their current capacities, start-up years and years of their most recent major modifications:

Cressier Refinery Main Process Units

Process Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	68,000	1965	2003
Vacuum Distillation	37,000	1965	2003
Thermal Cracker	12,100	1965	2005
Visbreaker	10,800	1965	2005
Catalytic Reformer	16,400	1965	1986
Naphtha Hydrotreating	27,700	1965	2005
Kerosene Hydrotreating	9,400	1965	2001
Gasoil Hydrotreating	29,800	1993	—
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per stream day)	27	1965	1988
LPG Unit	4,400	1965	1984
Bitumen Blowing	2,700	1965	2002

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Cressier Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	45.1	72%	42.1	78%	52.2	81%
Light sour	8.4	13	7.9	15	8.8	14
Heavy sour	8.2	13	3.3	6	2.0	3
Total crude unit throughput	**61.7**	**99%**	**53.3**	**98%**	**63.0**	**97%**
Other throughputs	0.7	1	1.0	2	1.7	3
Total throughput	**62.4**	**100%**	**54.3**	**100%**	**64.7**	**100%**
Production:						
Light products:						
Gasoline	15.2	24%	13.2	24%	15.9	25%
Diesel and gasoils	24.5	39	23.8	44	29.8	46
Jet fuel	6.9	11	4.6	8	4.9	8
Petrochemicals	0.8	1	0.7	1	0.6	1
LPG	4.0	6	3.2	6	3.5	5
Total light products	**51.4**	**83%**	**45.5**	**84%**	**54.7**	**85%**
Fuel oil	8.9	14	7.3	13	8.2	13
Solid by-products/fuel consumed in process/fuel loss	2.7	4	2.3	4	2.6	4
Total production	**63.0**	**101%**	**55.1**	**101%**	**65.5**	**101%**

Feedstocks and Supply Arrangements. The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. During normal operations, the Cressier refinery uses sweet crude oils to produce motor fuels, jet fuel and heating oil. These crude oils usually come from west or north Africa and the Caspian Sea. We currently source the Cressier refinery's crude oils through spot market purchases and, to a lesser extent, short-term purchase contracts. During the warmer months in the year, the Cressier refinery also processes a small amount of Kahfji sour crude from Kuwait, primarily purchased on a spot basis, to produce various bitumen products.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the SPSE pipeline to our Gennes depot in France, and then by the SFPLJ and OJNSA pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operation and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). Its Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-take. We typically sell the majority of the Cressier refinery's annual output to oil majors, resellers, industry and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to term contracts, with the remaining being sold on a spot market basis.

The Cressier refinery has on-site a 12 bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in Birsfelden, which supplies the northern Swiss region, including Basel; Geneva, a joint venture owned 32% by us that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenberg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

The Cressier refinery's light and middle distillates are sold in Switzerland. Customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train.

Heavy distillates are sold predominantly in Switzerland and France to industrial users by trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities. The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 megawatts.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven-kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Steam for the Cressier refinery is produced on-site by three fired boilers fired with fuel gas and two waste heat boilers.

Teesside Refinery—Teesside, United Kingdom

Overview. We acquired the Teesside refinery in December 2000 from PIP Ltd., a joint venture between Phillips Petroleum Company UK Ltd. and ICI Chemicals and Polymers Ltd. The refinery was originally commissioned by PIP Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd, which accounts for 40% of our total refinery throughput capacity. The refinery is an atmospheric distillation refinery with distillate hydrotreating. It has a Nelson Complexity Index rating of 2.1 as calculated by NEXIDEA.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its close proximity to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a competitive transportation advantage over other European refineries, including more-complex refineries, by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's location provides it with the availability to export products by water.

The Teesside refinery is a major producer of ULSD and currently supplies 17% of the total U.K. commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel meeting the E.U. 2009 mandatory maximum 10ppm sulfur limit for gasoline and diesel. Through an agreement with a biodiesel additive producer, the Teesside refinery is currently one of the major suppliers of the United Kingdom's biodiesel blend, branded as Bio-plus. Bio-plus is a 95%-5% blend of mineral oil diesel with methyl ester derived from renewable sources such as rapeseed, palm oil, soya or used cooking oil.

The refinery's main units include an atmospheric distillation unit, a gasoil desulfurization unit (the "HDS Plant"), an LPG-recovery unit and a sulfur-removal unit.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery, notably increasing the capacity of the atmospheric distillation unit to 117,000 bpd. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure the supply of naphtha has a low mercury content.

The following table sets forth the main process units of Teesside refinery, their current capacities, start-up years and years of their most recent major modifications:

Teesside Refinery Main Process Units

Process Units	Current Capacity(1)	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per stream day)	4	1997	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Teesside Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	98.5	100%	105.4	100%	89.9	100%
Total crude unit throughput	98.5	100%	105.4	100%	89.9	100%
Other throughputs	—	—	—	—	—	—
Total throughput	98.5	100%	105.4	100%	89.9	100%
Production:						
Light products:						
Diesel and gasoils	34.2	35%	36.5	35%	29.5	33%
Jet Fuel	3.8	4	3.7	4	4.2	5
Naphtha	22.6	23	25.0	24	21.9	24
Total light products	60.6	62%	65.2	62%	55.6	62%
Low sulfur straight run	36.4	37	38.6	37	33.0	37
Solid by-products/fuel consumed in process/fuel loss	1.3	1	1.3	1	1.2	1
Total production	98.3	100%	105.1	100%	89.8	100%

Feedstocks and Supply Arrangements. The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is owned by ConocoPhillips. We currently source North Sea feedstocks for the Teesside refinery on a spot basis from several producers and traders of these feedstocks.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent Huntsman petrochemicals facility, which have a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters). We recently negotiated our storage agreement with Huntsman for an additional seven years.

Product Off-take. We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by Huntsman with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and a capacity of 80,0000 tons. We and Huntsman may each terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters). The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). An additional 12 product storage tanks with a capacity of 210,000 barrels (28,000 cubic meters) are located at the refinery's truck- and rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by barge or pipeline. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European refineries and chemical companies, with the purchaser bearing transportation and insurance costs. The quality of Ekofisk straight-run fuels, with their lower sulfur content and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe. This quality results from the lower initial sulfur content of Ekofisk crude oil and the ability of the Teesside refinery to process this crude oil to remove further sulfur content.

Energy and other Utilities. Due to its simple complexity, the Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 megawatts. The Teesside refinery has arrangements with the adjacent Huntsman's petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and effluent treatment in Huntsman's wastewater treatment plant. Huntsman may terminate the agreement covering these services with twelve-months' notice.

BRC Refinery—Antwerp, Belgium

Overview. We acquired European Petroleum Holdings N.V., the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was $511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd, which accounts for 37% of our current total refinery throughput capacity. The refinery is an atmospheric-vacuum distillation, visbreaking refinery with a Nelson Complexity Index rating of 4.5 as calculated by NEXIDEA.

The BRC refinery is located north of the Port of Antwerp at the center of the ARA region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it proximity to intermediate and finished product markets in a densely

populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light and middle distillates, including gasoline, naphtha, ULSD, heating oil and vacuum gasoil. The refinery's low-sulfur production meets the E.U. 2009 mandatory maximum sulfur limit of 10ppm for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both northwest European and U.S. markets.

The BRC refinery's main units include an atmospheric distillation unit, a vacuum distillation unit, a naphtha hydrotreater, a catalytic reformer unit that includes a benzene saturation unit, a total-isomerization plant ("TIP") unit, a distillate hydrotreater, a visbreaker, an LPG recovery unit, a sulfur recovery unit and a utility plant comprising two 80 MT/hour steam boilers.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately $124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will expire in 2021. As of June 30, 2006, $60.1 million of the $100.7 million budgeted capital expenditures for the permit extension had been spent. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's energy needs.

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modification:

BRC Refinery Main Process Units

Process Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Major Modification
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	—
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	—
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per stream day)	108	1980	—
LPG Recovery Unit	4,400	1968	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the BRC Refinery

	Year Ended December 31,				Six Months Ended June 30, 2006	
	2004		2005			
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	5.0	5%	20.8	22%	10.8	11%
Medium sour	72.9	77	52.0	54	55.7	57
Heavy sour	13.2	14	19.9	21	23.1	24
Total crude unit throughput	**91.1**	**97%**	**92.7**	**97%**	**89.6**	**92%**
Other throughputs	3.1	3	3.1	3	7.7	8
Total throughput	**94.2**	**100%**	**95.8**	**100%**	**97.3**	**100%**
Production:						
Light products:						
Gasoline	7.9	8%	8.9	9%	10.7	11%
Diesel and gasoils[1]	55.1	58	56.2	59	59.4	61
Naphtha	7.0	7	7.2	8	4.0	4
LPG	1.8	2	2.2	2	2.4	2
Total light products	**71.8**	**76%**	**74.5**	**78%**	**76.5**	**79%**
Fuel oil	19.5	21	17.7	18	17.6	18
Solid by-products/fuel consumed in process/fuel loss	3.1	3	3.4	4	3.5	4
Total production	**94.4**	**100%**	**95.6**	**100%**	**97.6**	**100%**

(1) Includes VGO produced at the BRC refinery.

Feedstocks and Supply Arrangements. The BRC refinery processes predominantly Urals crude oils and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feedstocks purchased on the spot market, including gas condensates, to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland. We currently source the refinery's Urals crude feedstocks under a one-year contract with TNK-BP. The contract provides for the delivery of two to four 100,000-ton cargoes of oil per month at the seller's option. Cargoes are supplied on an f.o.b. basis, and we have flexibility under the contract to sell cargoes to third parties and to arrange for the delivery of the crude to destinations other than Antwerp. The contract price formula is based on Platts market quotes. The contract with TNK-BP expires on December 31, 2006, and we are currently reviewing our options with respect to the renewal of this contract.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 120,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-take. We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies and wholesalers.

The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading tankers with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 1,800 cubic meters per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on an f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of

the refinery's products are sold on a delivered basis, for example, into the United States. In these circumstances, we bear the cost of insurance and transportation.

The BRC refinery's location and flexibility allows it to choose the optimal outlet for its products.

The BRC refinery's gasoline is sold primarily in barge lots as finished gasoline or as blend components. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be manufactured at the refinery. Since 2005, the refinery has been selling 20,000-ton cargo lots of its gasoline and RBOB to Africa and North America.

A large proportion of the refinery's diesel is ULSD, with almost all of this product moving in the local market.

Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East Coast or Gulf Coast refineries in the United States to be used as FCC or hydrocracker feedstock.

All of the BRC refinery's fuel oil is sold to supply bunkers to vessels in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities. The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 megawatts. The refinery currently purchases all of its electricity. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. The refinery also has a utility plant comprising two 80 metric ton per hour steam boilers at 60 bar.

The Antwerp Processing Facility—Antwerp, Belgium

The Antwerp processing facility is a hydroskimming processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydro-treatment facilities, an LPG unit and a sulfur-recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit (all for sweet crude processing) were closed down. The Antwerp processing facility was acquired from the Daewoo Group in 1997. In 2003, we acquired the Antwerp bitumen processing facility from AB Nynas Petroleum.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The tolling agreement may be terminated at any time on or after December 1, 2006 by Litasco with one-month's prior notice or by us with three-months' prior notice. If the agreement is not terminated, it will continue in force until such termination notice is given. Since the closure of its reformer, the Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro-desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state-owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil oy. The tolling agreement provides for a fixed processing fee of approximately $1.3 million per month plus other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. Nynas N.V. may terminate the tolling agreement on March 1, 2008 with three-months' prior notice. If Nynas N.V. does not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

Supply and Distribution

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. This group is also responsible for managing our price exposure and related risks.

Members of the supply and distribution group work closely with each refinery to determine the optimal amount and type of feedstock to purchase. The choice of the optimal feedstock is an iterative process that the supply and distribution group perform utilizing market information for crude oil availability, quality and prices and refined petroleum product prices and demands. In the first six months of 2006, approximately 40% of our feedstocks were purchased under short- and medium-term contracts, but we intend to increase further the proportion of spot purchases, with the aim of reducing the overall cost of our feedstocks.

Our supply and distribution group also manages the sale of the products that are not handled by the refineries' local marketing groups, by selecting timing and quality criteria to optimize refinery operations and thereby to maximize revenue. Close monitoring of the refineries on a daily basis ensures that all refinery units are operated at optimum levels.

Our local marketing groups located in Zug, Teesside and Belgium are an important part of our refineries' supply chain. These groups' objectives are to arrange for sales of our refineries' products to customers and to optimize freight premiums and product premiums. To ensure that our refineries run the optimal crude throughput rates, the marketing groups closely monitor and manage inventories at the refineries and their depots. The marketing groups are also responsible for managing logistics to ensure the right qualities and quantities of feedstocks are available to the refineries.

We also have small petroleum product sales operations in Germany and the Czech Republic that handle sales of third-party petroleum products.

Competition

The oil industry is a global business centered on a commodity. Accordingly, we face wide competition, both internationally and within our local markets. Many of our competitors in each of our target markets are fully integrated national or multinational oil companies engaged in various segments of the petroleum business, including exploration, production, transportation, refining and marketing. Because of their geographic diversity, integrated operations, larger capitalization and greater resources, these competitors may be better able to withstand volatile market conditions, compete more effectively on the basis of price, and obtain crude oil more readily in times of shortage. Our more direct competition, however, comes from oil refineries that because of their geographic location, production processes, customers and niche markets, are in a position to compete directly in the market in which we sell our products.

Among the principal competitive factors in the refining industry are feedstock supply and product distribution. We compete with other companies for supplies of feedstocks and for outlets for our refined products. Many of our competitors produce their own feedstocks and have extensive retail outlets. We do not produce any of our crude oil and are not involved in any significant upstream activities. The constant supply of feedstocks and ready market and distribution channels of such competitors places us at a competitive disadvantage in periods of feedstock shortage, high feedstock prices, low refined product prices or unfavorable distribution channel market conditions. In addition, competitors with their own production or retail outlets may be better able to withstand periods of depressed refining margins or feedstock shortages because they can offset refining losses with profits from their production or retail operations.

Safety and Health Matters

We aim to achieve industry-leading safety and health performance. We believe that a superior safety record is inherently tied to productivity and financial success. We seek to implement this goal by:

- training employees in safe work practices;
- encouraging an atmosphere of open communication;
- involving employees in establishing safety standards; and
- recording, reporting and investigating all accidents to avoid reoccurrence.

All of our refineries have safety and health programs that meet or exceed regulatory requirements. We maintain comprehensive safety management systems including policies, procedures, recordkeeping, internal reviews, training, incident reviews and corrective actions. We utilize several methods to track safety performance at the refineries. These methods include monitoring results for field audits, tracking "near miss" events or conditions, equipment malfunctions and first aid and medical treatments. We maintain close communication with the communities where our refineries are located through various organizations and informational materials.

Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

	Year Ended December 31,(1)			Six Months Ended June 30, 2006(2)	
	2003	2004	2005	Actual(3)	Adjusted(4)
Switzerland	302	304	307	329	329
Belgium	172	131	140	350	349
United Kingdom	244	229	242	188	188
The Netherlands	239	204	187	155	34
Other	178	153	138	135	11
Total	1,135	1,021	1,014	1,157	911

(1) Includes employees of our non-core businesses up to the time of the disposal of each of these businesses.

(2) Includes employees we retained in connection with the acquisition of the BRC refinery.

(3) Includes employees in the non-core businesses that we divested subsequent to June 30, 2006.

(4) Adjusted to exclude employees in the non-core business that we divested in July and August 2006.

A significant portion of the non-management employees at our refineries are represented by labor unions in their home countries under collective bargaining agreements, which are generally renegotiated every two years. Local practices and legislation are observed in labor matters and in negotiating collective bargaining agreements. We believe that our relationship with employees and their representatives is good. However, the BRC refinery, which we acquired in June 2006, experienced a work stoppage in November 2004 that forced it to shut down for a week. Except for such shut-down, there have been no significant strikes or similar disputes in recent years that have materially impacted our operations. Our current collective bargaining agreement covering employees at our BRC refinery will expire and is up for renegotiation at the end of 2006.

Litigation

We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment of the amount due to the contractor to the contractor's bank account. The Belgian Ministry of Finance has asserted a claim for €3.4 million plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, for €41,067, which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately €1.9 million.

Intellectual Property Rights

We have registered the name "Petroplus" and the Petroplus logo internationally, which covers 22 countries, including Austria, the Czech Republic, Denmark, France, Germany, Poland, Finland, Greece, Iceland, Ireland, Italy, Kenya, Mozambique, Norway, Portugal, the Russian Federation, Singapore, Spain, Sweden, Switzerland, the United Kingdom and Zambia. In addition, we have registered the name "Petroplus" and the Petroplus logo in the Benelux countries (covering the Netherlands, Belgium and Luxemburg) and have received national registrations for this name and logo in the United Arab Emirates and Malawi and for the Petroplus name only in Guernsey. We have pending registrations for the name "Petroplus" and the Petroplus logo in Africa (OAPI), Angola, Cyprus, Ghana, Hungary, India, Malta, Latvia, Lithuania, Slovakia, Slovenia and South Africa.

In October 2005, we submitted an application for a patent in the Netherlands for a system that performs wireless monitoring of oil levels in storage tanks. This application is still pending. We are considering applying for patent protection for this system in other jurisdictions.

We are dependent on licenses of technical proprietary information to operate certain of our refinery units.

Properties

Our principal executive office is located at Industriestrasse 24, 6304 Zug, Switzerland. Our principal refining and processing facilities are set forth below:

Location of Facility	Size of Site (hectare)
Cressier refinery, Switzerland	74
Teesside refinery, United Kingdom	40
BRC refinery, Belgium	105
Antwerp processing facility, Belgium	33

THE ACQUISITION OF THE INGOLSTADT REFINERY

Overview of the Acquisition

On July 6, 2006, we executed a sale and purchase agreement with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately $425 million, plus the value of net working capital. Assuming crude oil prices of $65 per barrel, the value of net working capital would be approximately $345 million based on the refinery's current inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, diesel hydrotreaters, a kerosene hydrotreater, a heating oil hydrotreater, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 26MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system; and a depot in Passau, Germany.

We intend to finance the acquisition with cash on hand, cash flow from operations and debt. We intend to access the Senior Secured Facility and potentially draw on our other working capital facilities.

The Ingolstadt refinery acquisition agreement provides that ExxonMobil CE will indemnify us against certain environmental liabilities and costs incurred by us that exceed $1 million per year to the extent arising out of acts or omissions of ExxonMobil CE prior to the completion of the acquisition at the percentages set forth below:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1 - 2	90%
Years 3 - 6	50%
Years 7 - 8	10%
Thereafter	0%

In addition, we have agreed to release the seller from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity.

Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the first half of 2007. There is no assurance we will consummate the transaction.

The information contained in this offering circular regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Refinery Overview

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The refinery is one of four refineries in southern Germany. ExxonMobil CE commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery. The Ingolstadt refinery has a Nelson Complexity Rating of 7.3 as calculated by NEXIDEA.

According to information provided by ExxonMobil CE, approximately $111.0 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In

addition, ExxonMobil CE upgraded the refinery's wastewater treatment plant in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010 with an estimated outage duration of 35-45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and own hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery Main Process Units

Process Units	Units	Current Capacity[1]	Start-Up Year	Year of Most Recent Modification
Atmospheric/Vacuum Distillation	2	110,000	1963	—
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	—
Catalytic Reformer	1	19,600	1963	—
Isomerization	1	7,550	1991	—
Fluid Catalytic Cracking Unit	1	29,000	1969	2005
Sulfur Recovery (tons per stream day)	1	75	1963	1983
Hydrogen Plant (tons per stream day)	1	27	2003	—
Naphtha Hydrotreater	1	36,100	1963	—
Kerosene Hydrotreater	1	18,700	1963	—

(1) Barrels per stream day, except as indicated.

Throughput and Production at the Ingolstadt Refinery

	Year Ended December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006	
	thousands of bpd	% of throughput	thousands of bpd	% of throughput	thousands of bpd	% of throughput
Throughput:						
Crude unit throughput:						
Light sweet	7.8	8%	7.5	9%	13.0	13%
Heavy sweet	11.0	12	10.4	12	3.7	4
Light sour	58.5	62	49.8	59	69.1	68
Medium sour	7.1	7	5.6	7	4.9	5
Heavy sour	8.6	9	9.9	12	6.2	6
Total crude unit throughput	**93.0**	**98%**	**83.2**	**98%**	**96.9**	**96%**
Other throughputs	1.8	2	1.9	2	4.1	4
Total throughput	**94.8**	**100%**	**85.1**	**100%**	**101.1**	**100%**
Production:						
Light products:						
Gasoline	26.9	28%	23.7	28%	27.0	27%
Diesel and gasoils	43.9	46	38.6	45	45.8	45
Jet fuel	2.2	2	2.4	3	3.5	3
Petrochemicals	1.9	2	1.6	2	2.1	2
Naphtha	5.2	5	5.0	6	8.5	8
LPG	8.2	9	7.1	8	9.4	9
Total light products	**88.3**	**93%**	**78.4**	**92%**	**96.3**	**95%**
Fuel oil	6.3	7	6.0	7	6.8	7
Solid by-products/fuel consumed in process/fuel loss	5.2	5	4.6	5	5.7	6
Total production	**99.8**	**105%**	**89.0**	**104%**	**108.8**	**108%**

Feedstocks and Supply Arrangements

While the Ingolstadt refinery can process a range of sweet crude oils, Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 62% and 58% of the refinery's crude slate in 2004 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation of crude oil via the TAL pipeline system.

Product Off-take

The Ingolstadt refinery's product slate is focused primarily on the production of higher-value middle distillates, including diesel, gasoil and jet fuel, and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to Rotterdam reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail; the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 3.2 million tons per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 1.2 million tons of gasoline per year, 1.5 million tons of distillates per year and 0.7 million tons of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the Esso retail chain in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains.

As a condition to the acquisition, we will enter into a five-year off-take agreement with Esso Deutschland GmbH ("Esso") to supply the Esso retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil CE with substantial amounts of jet fuel.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Esso Bayern, which we will acquire in connection with the acquisition, operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of propane, butane, LVN, heavy fuel oil and bitumen are mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to eastern Europe or the ARA region.

Energy and Other Utilities

According to ExxonMobil CE, the Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 megawatts. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 megawatts and one let-down turbine with an output of 11 megawatts. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to seven megawatts of electricity from a local electric provider. The refinery also has a FCC-unit carbon-monoxide boiler and two fired boilers for steam production.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 1.1 million cubic meters:

	Total Capacity (thousands of m³)	Number of Tanks
Crude oil	167	7
LPG	11	9
Gasoline and distillates	663	47
Fuel oil and resid	199	18
Other	45	13
Total	1,085	94

Employees

ExxonMobil CE has indicated that the Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (*Industriegewerkschaft Bergbau, Chemie, Industrie*). According to the seller, the Ingolstadt refinery has an excellent safety record, with no lost-time injuries—injuries that require the employee to miss one or more days of work—in the past seven years.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

Technical Assistance Agreement. Under this agreement, ExxonMobil Research and Engineering Company ("**EMRE**") will provide us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE $300,000 annually for these services. The agreement will have a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.

Ingolstadt Refinery License Agreement. Under this agreement, EMRE will grant us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.

Brand Licensing Agreement. Under a brand licensing agreement, which is to be finalized, ExxonMobil will provide us with a license to use the Esso brand for certain limited purposes.

REGULATION

General

Our business is subject to a wide range of increasingly stringent environmental laws and regulations in the jurisdictions in which we operate. Our business involves the production, use, storage, disposal, transport and sale of materials that may cause contamination when released into the environment. In addition, our operations involve emissions into air, soil and water and result in waste products requiring disposal. We are subject to permit requirements and other regulatory limits and controls designed to prevent hazards and environmental pollution.

In the event that our operations result in the unlawful or unauthorized release of contaminants into the environment, we may be required to pursue remedial and compensatory actions and could face criminal, civil and administrative sanctions. Several of our products are subject to mandatory chemical composition requirements for environmental reasons.

We have set up environmental management and auditing systems aimed at monitoring and improving the environmental performance of our operations. We have in place environmental management systems that are certified in accordance with the ISO 14001 (environmental management), OHSAS 18001 (safety management) and ISO 9001 (quality) standards at several of our sites and, specifically, have implemented environmental management systems complying with the ISO 14001 standard at our Cressier, Teesside and BRC refineries and at one of the two sites at our Antwerp processing facility.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures for compliance with environmental, health and safety laws and regulations. To the extent these expenditures are not ultimately reflected in the prices of the products we offer, our operating results will be adversely affected. We believe that substantially all of our competitors are subject to similar laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the local regulatory requirements, location of its operating facilities, production processes and whether or not its business includes marine and other transportation of crude oil or refined products.

E.U. Member States

Permitting Regime

The Integrated Pollution Prevention and Control Directive (1996/61/EC) (the "**IPPC Directive**") adopted in 1996, requires each E.U. Member State to adopt an integrated approach to environmental permitting that takes into account emissions to air, water and land with an overall aim of utilizing the best available techniques for minimizing pollution from various sources. The IPPC Directive applies to various types of new and existing industrial installations, including oil refineries. From October 2007, in accordance with the IPPC Directive, all such installations in the European Union will be required to be regulated so as to comply with the IPPC Directive.

In accordance with the timetable set out by the relevant U.K. legislation, we are in the process of obtaining a new IPPC permit for our Teesside refinery.

In Belgium, we obtained a renewal of the permit for our BRC refinery in 2001. The renewal is subject to the completion of various refurbishment and upgrading programs. In addition, we are currently in the process of obtaining a renewal of the permit for our Antwerp processing facility, which expires on December 4, 2006. This renewal will likely require various improvements and upgrades as a result of the implementation of the IPPC Directive. We expect that new permits and permit renewals will continue to require various improvements.

SO_2 and NO_x Emission Control

The Large Combustion Plants Directive (2001/80/EC) (the "**LCP Directive**"), revised in 2001, provides emission limits for sulfur dioxide (SO_2), nitrogen oxides (NO_x) and particulate matter (dust or PM_{10}) from "large combustion plants" with a thermal output of greater than 50MW, which include combustion plants in petroleum refineries. Each large combustion plant for which a license was granted after July 1, 1987 is required to comply by January 1, 2008 with the emission level values set out in the LCP Directive. For plants that were licensed prior to July 1, 1987, so called existing plants, each Member State has the option of either applying the maximum emission levels to those plants or

implementing a national emission reduction plan aimed at reducing the total annual emissions of NO_x, SO_2 and PM_{10} from existing plants to the levels that would have been achieved by applying the maximum emission level to the existing plants in operation during 2000.

As a complementary piece of legislation to the LCP Directive, the National Emissions Ceilings Directive (2001/81/EC) introduces legally binding limits on national emissions of NO_x, SO_2, ammonia and volatile organic compounds from 2010 onwards. The methods by which the emissions reductions are to be achieved are not prescribed in the legislation, but E.U. Member States must submit their national plans for emissions reductions to the European Commission. Our Teesside refinery is included in the draft U.K. national emission reduction plan. We are currently in consultation with the Environment Agency in England with a view to resolving technical problems we identified concerning controlling NO_x emissions in 2008 or 2010. We do not expect to have to make any material capital expenditures in relation to this project at Teesside.

We expect to achieve the required NO_x reduction at our BRC refinery through the upgrade of its central heat plant. We are still in the process of negotiating the schedule for this project with the authorities. The crude heater at our Antwerp processing facility will also require an upgrade to meet the new NO_x standards.

Emissions Trading Directive

To help meet the greenhouse gas emissions reduction targets identified in the Kyoto Protocol, the European Union adopted the E.U. Emissions Trading Directive (2003/87/EC) in 2003 which establishes a scheme for trading greenhouse gas emissions allowances (the "**EU-ETS**"). Oil refineries are included within the mandatory scope of application of the EU-ETS. The EU-ETS requires E.U. Member States to set a cap on the amount of greenhouse gas emissions certain facilities across the European Union may release into the atmosphere. Mandatory caps on carbon dioxide emissions from combustion plants and certain specific industry sectors became effective on January 1, 2005. Based on these caps, facilities are allocated allowances in the form of credits to an electronic account held at the central registry of each E.U. Member State. Once credited to the electronic account, participants are free to buy, sell or trade allowances among themselves with the provision that each participant must have sufficient allowances in its account at the end of each compliance period to cover its emissions during that period. At a later stage, five additional climate gases (methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride) referred to in the E.U. Emissions Trading Directive may become subject to the EU-ETS.

Participants that operate facilities included in the EU-ETS are required to keep track of their emissions and produce a report on annual emissions at the end of each calendar year that is verified by a third party. If there are insufficient allowances in a participant's account at the end of the year to cover the total emissions produced, then the participant must pay financial penalties as set out in the EU Emissions Trading Directive. In addition, any emissions not covered by allowances allocated for a particular year are carried forward and must be included as emissions against allowances allocated for the following year.

Our Teesside refinery, BRC refinery and Antwerp processing facility hold permits as required by the EU-ETS. These facilities are operating within the CO_2 emission allowances for the 2005 compliance period and are expected to operate within the allowances for the 2006 compliance period. The Ingolstadt refinery, which we plan to acquire in the first half of 2007, slightly exceeds its CO_2 emission allowance, but we anticipate that we can transfer surplus allowances from our sites in the United Kingdom and Belgium to Ingolstadt to rectify the excess.

Fuel Quality Regulation

As a result of the Auto Oil I and Auto Oil II programs, the Council of the European Union and the European Parliament adopted the Fuel Quality Directive (2003/17/EC), which was adopted in 1998 and revised in 2003, with a view to achieving a phased reduction of the sulfur content in gasoline and diesel fuels. The directive requires that fuels with maximum sulfur levels of 10ppm be marketed and made available on a balanced geographic basis beginning on January 1, 2005. Full conversion to these sulfur-free fuels is required by January 1, 2009, which date is subject to review by the European Commission in relation to diesel fuel. E.U. Member States are obliged to determine sanctions applicable to breaches of the national provisions adopted pursuant to this directive and also to establish

a fuel-quality-monitoring system in accordance with the requirements of the relevant European standard.

With a view to meeting climate change commitments and promoting renewable energy sources, the Council of the European Union and the European Parliament adopted the Directive on the Promotion of the Use of Biofuels and Other Renewable Fuels for Transport (2003/30/EC) on May 8, 2003 to promote the use of biofuels and other renewable fuels as alternative diesel fuel and gasoline for transportation purposes in the E.U. Member States. E.U. Member States must ensure that a minimum proportion of total supply of biofuels and other renewable fuels relative to conventional fuels is placed on their markets and, to meet this goal, are required to establish national indicative targets. A reference value for these targets is 2.0%, calculated on the basis of energy content, of all gasoline and diesel fuel placed on their markets by December 31, 2005 and 5.75% by December 31, 2010.

The above-mentioned fuel-quality directives impact our business, together with other players in the industry, by requiring us to produce fuels that comply with the requirements in the directives. Currently we have contracts with a biofuel additive producer to blend bio-diesel at our Teesside refinery. We are also looking into contracts with bio-additive producers for our BRC refinery.

Proposed Chemicals Regulation: REACH

In October 2003, the European Commission issued a legislative proposal for a new regulatory framework for chemicals called REACH (registration, evaluation and authorization of chemicals). REACH will cover virtually all chemicals manufactured in, or imported into, the European Union. The European Council adopted its Common Position on the REACH proposal in June 2006 and the European Parliament is currently considering the text of the Common Position. The European Commission expects REACH to come into force in 2007, with the key registration, evaluation and authorization provisions described below applying to high-volume chemicals 12 months later.

In summary, the principal components of REACH are as follows:

- *Registration*: REACH will require manufacturers and importers of chemicals to prepare "registration dossiers" for submission to a new European Chemicals Agency for each chemical they manufacture or import. Chemicals that are not registered may no longer be sold.
- *Evaluation*: Registration dossiers will be evaluated by the regulatory authorities of the relevant E.U. Member States, acting in conjunction with the European Chemicals Agency.
- *Authorization*: Chemicals that are named in an annex to the regulation will require pre-marketing authorization for their continued supply.

Although the final form of the regulation has not yet been determined, it is likely that we will be impacted by REACH, both as a high-volume manufacturer of petroleum products as well as a downstream user of other chemicals. We believe the potential impact of REACH to our business could include substantial efforts and expenditures to ensure compliance with the registration, document management and other obligations of REACH; heightened product liability, health and safety and environmental exposure; and increased insurance costs. In addition, our products or third-party substances used in our production processes may become subject to authorization or restriction, potentially be removed from the market or need to be substituted for commercial or other reasons.

Minimum Oil Stocks Regulation

E.U. legislation provides for an intervention system designed to ensure a minimum level of regional oil supply. The legislation provides for the maintenance of minimum oil stocks and for measures to be taken in the event of an oil supply crisis. The current stockholding systems in the European Union are regulated by Directive 68/414/EEC imposing minimum requirements for stocks of crude oil and petroleum products (the "**1968 Oil Stock Directive**"). The directive initially required E.U. Member States to maintain oil stocks for each of the main petroleum product categories (gasolines, middle distillates and fuel oils) at a minimum level equivalent to at least 65 days of consumption. This was increased in 1972 to 90 days. Individual E.U. Member States have discretion to organize their own internal stockholding regimes as they see fit.

The 1968 Oil Stock Directive was amended in 1998 to increase the efficiency, transparency and fairness of stockholding arrangements in E.U. Member States. The amendment requires the E.U. Member States to ensure that stocks are available and accessible at all times, and that the costs

resulting from maintenance of stocks are identified by transparent arrangements allowing E.U. Member States to make such information available to interested parties. E.U. Member States are encouraged to set up a stockholding body that would be responsible for holding all or part of the stocks. The required stocks may be maintained in the form of crude oil and intermediate products, as well as in the form of finished products. E.U. Member States would also be allowed to hold stocks in other E.U. Member States. E.U. Member States are required to verify the stocks and to establish a system of sanctions to ensure the effective application of the provisions of the directive.

The Oil Stock Directive affects our operations in as much as we are required to have in place systems to facilitate compliance with the directive.

Oil-Storage Regulation

In order to implement the European Commission Directives on Dangerous Substances (76/464/EEC) and Groundwater (80/68/EEC), each E.U. Member State is required to take appropriate measures, including minimum design standards for above-ground oil storage facilities, to prevent pollution of the water environment from toxic substances. The key requirement is the provision of secondary containment aimed at preventing any leaking or spilt oil from entering controlled waters.

At our Teesside refinery, we are in the process of increasing the secondary containment for our storage tanks. In addition, in connection with the renewal of our operating permit for the Antwerp processing facility, Belgian regulatory authorities may require us to install impermeable linings to the secondary containment.

Requirements to Remediate Soil and Groundwater Contamination

Legislation in E.U. Member States may require the remediation of soil and groundwater contamination in certain circumstances. The scope of events and circumstances that would trigger such remediation requirements and the level of remediation required vary from Member State to Member State.

Our Teesside refinery has soil and groundwater contamination that has been the subject of investigations by the authorities involving us and the former owners of the site. Our liability for such contamination is expected to be limited by contractual protections negotiated with the former owners of the Teesside refinery and is not anticipated to be material.

In respect of soil and groundwater contamination at our Antwerp processing facility, we have submitted various orientation and action reports in respect of one site at the facility to the regulatory authorities, who have in principle accepted the proposed measures to address the contamination. We are in the process of submitting reports in respect of the other site at this facility.

In addition, the BRC refinery has soil and groundwater contamination. We have provided the authorities with an initial orienting report regarding this contamination but have not yet received a response to the report.

An ongoing mitigation operation is in place at the refinery in Ingolstadt, Germany, to address hydrocarbon contamination at the site and to prevent off-site migration, and we do not anticipate that we will incur material expenditures in connection with this operation.

Switzerland

While Switzerland is outside the European Union and therefore not subject to the Auto Oil I and II regulations, competing imports from neighboring countries are required to comply with E.U. regulations. In addition, Swiss products standards have historically been similar or more stringent than those adopted in E.U. Member States.

Oil companies operating in Switzerland are subject to a variety of environmental laws and regulations. Swiss air pollution laws mandate specific emission standards and reporting requirements to which refineries and oil depots are subject. Discharges of waste water are also regulated and specific permits are required to discharge polluted water. Compliance with such permits is strictly monitored by the authorities. Non-compliance with such air and water pollution regulations may lead to the authorities requiring remedial measures to be implemented and, in certain cases, may lead to the suspension of operations or the imposition of fines against the relevant company and, potentially, its directors.

We do not expect to be required to make any significant upgrades for NO_x and SO_x control at our Cressier refinery.

Remediation of contaminated sites in Switzerland is governed by the Swiss Ordinance on Restoration of Contaminated Sites. This law establishes the mechanisms and procedures for identifying contaminated sites and monitoring sites for potential remediation. The relevant property owner is, in the first instance, liable for the costs, but may be able to claim reimbursement from the polluter if the latter can be identified. Intentional failure to comply with such orders could result in imprisonment and/or fines. Persons who negligently fail a remediation order can be liable to pay fines.

We have limited indemnity obligations to Shell Switzerland for environmental contamination at the Cressier refinery and for environmental damage at the related Swiss depot facilities, and we do not expect to incur material expenditures in connection with these obligations.

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Other than the matters reserved for the shareholders' meeting in accordance with mandatory provisions of Swiss law, the board of directors of Petroplus Holdings AG (*Verwaltungsrat*) is entrusted with the ultimate direction of the company and the supervision of management. In accordance with our articles of association and the organizational regulations (*Organisationsreglement*) ("ROO") enacted by the board of directors on September 25, 2006, the board of directors has delegated the operational management (*Geschäftsführung*) of our company to our CEO and the Senior Management (*Geschäftsleitung*), unless otherwise required by law, our articles of association or the ROO.

Board of Directors (*Verwaltungsrat*)

According to Petroplus Holdings AG's articles of association, the board of directors (*Verwaltungsrat*) consists of at least three members, and each member of the board of directors is elected by the general shareholders' meeting (*Generalversammlung*) for a term not exceeding three years unless otherwise indicated by the general shareholders' meeting. Re-election is permitted.

Under Swiss company law, the board of directors' non-transferable and inalienable duties include the duty to ultimately manage the company and to issue the necessary directives; to determine the organization; to organize the company's accounting system, financial controls and financial planning; to appoint, recall and ultimately supervise the persons entrusted with the management and representation of the company; to be responsible for the preparation of the company's annual report and shareholders' meetings; to carry out shareholders' resolutions; and to take care of the formal reporting of any over-indebtedness (*Überschuldung*) of the company.

According to Petroplus Holdings AG's ROO, adopting resolutions by the board of directors generally requires a majority of the votes present at the meeting. In the case of a tie, the vote of the chairman is decisive. To validly pass a resolution, the majority of the members of the board of directors must be present at the meeting. No such quorum is required, however, for resolutions adopted within the scope of the legal authority bestowed upon the board of directors under Swiss law regarding the amendment of the articles of association, in particular for resolutions exclusively implementing or confirming capital increases.

Presently, the board of directors consists of the following five members: Thomas D. O'Malley, Ian Forsyth, N. John Lancaster, Pierre F. Lapeyre and David M. Leuschen. It is expected that Ian Forsyth, Pierre F. Lapeyre and David M. Leuschen will resign from the board of directors prior to the listing of the Shares on the SWX.

An extraordinary shareholders' meeting is scheduled to take place at the latest on the morning of the day of the pricing of the Offering. At this meeting, our shareholders are expected to elect eight new members to our board of directors. The table below shows the composition of the board of

directors that the current shareholders of Petroplus Holdings AG expect to elect at this meeting. You can find more information about this extraordinary shareholders' meeting in "Additional Information".

Name	Director Since	Term Expires[1]	Position/Committee Membership
Thomas D. O'Malley[2]	February 2006[3]	2009	Chairman and Chief Executive Officer
Peter Backhouse	November 2006	2007	Member/Nominating and Corporate Governance Committee
Maria Livanos Cattaui	November 2006	2008	Member/Nominating and Corporate Governance Committee
Markus Dennler	November 2006	2009	Chairperson/Audit Committee
Walter Gruebler	November 2006	2008	Member/Audit Committee
N. John Lancaster	August 2006	2007	Member/Compensation Committee
Eija Malmivirta	November 2006	2009	Chairperson/Nominating and Corporate Governance Committee
Patrick Monteiro de Barros[4]	November 2006	2009	Chairperson/Compensation Committee
Paddy Powers	November 2006	2008	Member/Compensation Committee
Baran Tekkora	November 2006	2007	Member/Audit Committee

(1) The duration of the term, expressed in years, will be determined at the extraordinary shareholders' meeting that will be held, at the latest, on the morning of the day of pricing of the Offering. The term will expire, in any event, on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.

(2) Executive director.

(3) Includes Mr. O'Malley's term as chairman of Argus.

(4) Mr. de Barros was a founder of and a member of the board of directors of Petroplus Holdings AG (formerly Argus) from February 2006 to August 2006.

Thomas D. O'Malley has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Peter Backhouse has served as a director of BG Group p.l.c., the international gas exploration, production and marketing company, and as a member of the advisory board of Carlyle/Riverstone Global Energy and Power Funds since 2000. He also acts as an energy industry adviser. During his 25-year career with the British Petroleum Company (BP), Mr. Backhouse held a series of senior positions in exploration and production, refining and marketing and finance, most recently as executive vice president of global refining and marketing.

Maria Livanos Cattaui was secretary-general of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Ms. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become managing director, responsible for the forum's annual meeting in Davos. Ms. Cattaui also serves as vice chairman of the International Crisis Group and as a board member of several institutes and foundations, including the EastWest Institute.

Markus Dennler currently serves as a chairman of the board of directors of Converium Holdings Ltd. Previously, he served in a series of positions within the Credit Suisse Group, most recently as a member of the executive board of Credit Suisse Financial Services and as chief executive officer responsible for the global operational life and pensions business. Prior to that, he was a member of the corporate executive board of Winterthur Insurance, subsidiary of Credit Suisse Group.

Walter Grüebler has served as chairman of the board of directors of Sika AG since 2004. Prior to this position, he has served as chief executive officer of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a member of group management of Airex AG and from 1974 to 1990 as chief executive officer and vice chairman of the board of directors of Airex AG.

N. John Lancaster has served as managing director of Riverstone Holdings LLC ("**Riverstone**") since 2000. Prior to joining Riverstone, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services. Prior to joining Beacon, Mr. Lancaster was a vice president with Credit Suisse First Boston's natural resources group.

Eija Malmivirta presently serves as a member of the boards of directors of Kemira Oyj, Helsinki, National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki and Finnish National Theatre Oy, Helsinki. Ms. Malmivirta served as chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oy, most recently as executive vice president, head of Neste Trading and Supply.

Patrick Monteiro de Barros has served as chairman and chief executive officer of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. Prior to that, he was president and chief executive officer of Sigmoil Resources from 1987 to 1988 and as senior vice president of Philipp Brothers from 1975 to 1987.

Paddy Powers has served as founder and managing director of Shannon LNG Limited since 2003. Prior to that, he served as director and chief executive of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Mr. Powers had various positions with Marathon Oil Company, including president of Marathon International Petroleum—Worldwide Business Development.

Baran Tekkora has served as a principal of Riverstone since 2005. Prior to joining Riverstone, Mr. Tekkora was a vice president at Goldman, Sachs & Co. in the natural resources group from 1996.

The members of the board of directors may be contacted at Petroplus Holdings AG's business address.

In August 2006, Petroplus Holdings AG was granted an exemption from the Swiss residency and nationality requirements for members of the board of directors based on the holding privilege of article 708, paragraph 1, of the CO, with the consequence that only one member of the board of directors being authorized to represent Petroplus Holdings AG must have its residence in Switzerland.

Members of Senior Management (*Geschäftsleitung*)

The members of our senior management ("**Senior Management**" and, each such member, a "**Senior Manager**") are as follows:

Name	Position
Thomas D. O'Malley	Chief Executive Officer
Michael D. Gayda	Executive Vice President and General Counsel
Bruce A. Jones	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	Executive Vice President and Chief Commercial Officer
Karyn F. Ovelmen	Executive Vice President and Chief Financial Officer

The members of the Senior Management may be contacted at Petroplus Holdings AG's business address.

Thomas D. O'Malley (65) has served as our chief executive officer since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the board of directors of Premcor Inc. from February 2002 to September 2005, a senior executive employee of Premcor Inc. from January 2005 to September 2005, chief executive officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Michael D. Gayda (52) has served as our general counsel and secretary since May 2006. In 2006, he served as executive vice president and general counsel of Argus. He served as executive vice president, general counsel and secretary at Premcor Inc. from January 2005 until September 2005 and senior vice president, general counsel and secretary from October 2002 to December 2004. Prior to this position, he served as general counsel—refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as vice president and associate general counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001. Prior to joining Tosco, Mr. Gayda spent 11 years at Pacific Enterprises, predecessors of Sempra Energy, in various legal positions, including special counsel.

Bruce A. Jones (54) has served as our chief operating officer since May 2006. Prior to joining us, he served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Chester J. Kuchta (42) has served as our chief commercial officer since June 2006. Prior to this position, he served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005, when Premcor was acquired by the Valero Energy. Prior to joining Premcor, Mr. Kuchta served as the crude oil supply manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Karyn F. Ovelmen (43) has served as executive vice president and chief financial officer since the incorporation of Argus in February 2006. Prior to this position, she served as executive vice president and chief financial officer of Argus Resources Inc. in 2006. Prior to joining Argus, Ms. Ovelmen served as vice president of external reporting and investor relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

Board Committees

In accordance with our ROO, our board of directors has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the board of directors on the matters specified below, often with the assistance of our Senior Management and others involved in the management of Petroplus Holdings AG. Members of the committees are generally non-executive members of the board of directors and independent. For purposes of committee membership, independent means a non-executive member of the board of directors who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

Audit Committee

The Audit Committee supports the board of directors as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, reviewing and assessing the independence of external auditors, financial reporting and results announcements as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to, the Petroplus's Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the board of directors as determined by the board of directors. Each member of the Audit Committee must be a non-executive and independent director.

The members of the Audit Committee as of the day of the listing of the Shares on the SWX are expected to be Markus Dennler (chairperson), Baran Tekkora and Walter Gruebler.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the board of directors, suggests nominees for election to the board of directors and makes recommendations to the board of directors concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the board of directors as determined by the board of directors. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors.

The members of the Nominating and Corporate Governance Committee as of the day of the listing of the Shares on the SWX are expected to be Eija Malmivirta (chairperson), Peter Backhouse and Maria Livanos Cattaui.

Compensation Committee

The Compensation Committee supports the board of directors to assure that the executive officers and the members of the board of directors of our group are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the board of directors as determined by the board of directors, the majority of whom shall be non-executive and independent directors.

The members of the Compensation Committee as of the day of the listing of the Shares on the SWX are expected to be Patrick Monteiro de Barros (chairperson), Paddy Powers and N. John Lancaster.

Compensation, Shareholdings and Options

Compensation of the Non-Executive Members of the Board of Directors

Petroplus Holdings AG was founded in Bermuda on February 20, 2006. No compensation, including bonuses, was paid to the non-executive members of the former board of directors for the term beginning on February 20, 2006 and ending on August 22, 2006, the date of Petroplus Holdings AG's migration to Switzerland.

Each non-executive member of the board of directors will be paid an annual compensation of CHF 100,000 for services provided beginning on August 22, 2006. In addition, the chairperson of the Audit Committee will receive additional annual compensation of CHF 100,000, and the additional annual compensation for the other committee chairpersons will be CHF 20,000. The fee to be paid for attending board or committee meetings is CHF 2,500 per person. In addition, the non-executive members of the board of directors are eligible to participate in our stock option plan. For further information, see "—Management/Employee Participation".

Compensation of Senior Management

The aggregate compensation, including bonuses, paid to the Senior Managers of Petroplus Holdings AG, for their employment with a subsidiary of Petroplus Holdings AG, for the term beginning on February 20, 2006, the date Petroplus Holdings AG was formed, and ending on August 22, 2006, the date of its migration to Switzerland, was $60,000. During that period, the only Senior Managers who were paid compensation were Michael D. Gayda and Karyn F. Ovelmen. This amount does not include the compensation paid to the former senior managers of Petroplus International B.V. or RIVR Acquisition B.V. We expect that the aggregate compensation that will be paid to members of the Senior Management, consisting of Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kutchta and Karyn F. Ovelmen, for the term beginning on August 22, 2006 and ending on December 31, 2006 will be CHF 1.7 million.

Employment Agreements with Members of Senior Management

During 2006, we have entered into employment agreements with our Senior Managers. The agreements, which have been amended from time to time, have an initial term of three years but are subject to automatic one-year extensions thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreements. The agreements provide for annual base salaries (with increases, if any, to be determined by our board of directors) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley, CHF 500,000 for Michael D. Gayda, CHF 500,000 for Chester J. Kuchta, CHF 500,000 for Bruce A. Jones and CHF 500,000 for Karyn F. Ovelmen.

The employment agreements provide that the Senior Managers are eligible to earn an annual bonus for 2006, as determined by the board of directors, based upon our growth and the achievement of our goals in that year. For 2007 and thereafter, with respect to each financial year of Petroplus ending during the employment term, Senior Managers are eligible to earn an annual bonus award if certain predetermined earnings-per-share levels are met. If these levels are exceeded, additional bonus opportunities can be realized.

The employment agreements of the Senior Managers provide that if a manager's employment is terminated by us without cause, by the member of the Senior Management for good reason or upon our election not to extend the employment term, (A) the Senior Manager will be entitled to receive (i) any accrued but unpaid base salary, (ii) any unpaid annual bonus attributable to a prior financial year, (iii) a pro rata bonus through the date of termination and (iv) two times the sum of his base salary plus the target level annual bonus and (B) the Senior Manager's outstanding options will vest in full to the extent not previously vested. If the Senior Manager's employment is terminated by us without cause or by the Senior Manager for good reason, the Senior Manager is also entitled to have any amounts that would qualify as excess parachute payments subject to excise taxes under the U.S. Internal Revenue Code grossed up on an after-tax basis.

As described below under "—Management/Employee Participation", the employment agreements of the members of the Senior Management provide for the granting of options to purchase shares of Petroplus Holdings AG.

Shares and Options Owned by Members of the Board of Directors and Senior Management

Upon completion of the Offering, we expect the members of the board of directors (excluding Thomas D. O'Malley) will own directly or have a beneficial interest in (i) 80,640 Shares, representing 0.33% of the voting rights of Petroplus Holdings AG (0.32% assuming the over-allotment option is exercised in full), and (ii) 80,640 stock options to acquire shares in Petroplus Holdings AG. The beneficial interest mentioned in the previous sentence does not reflect the indirect interests held by one member of the board of directors through Stichting Management RIVR. See "Relationship of Members of the Board of Directors to the Selling Shareholder".

Upon completion of the Offering and without taking into account Shares allotted in the Offering, we expect our Senior Management (including Thomas D. O'Malley) will own directly, or have a beneficial interests, in (i) 2,131,356 Shares, representing 3.65% of the voting rights of Petroplus Holdings AG (3.49% assuming the over-allotment option is exercised in full), and (ii) 2,326,586 stock options to acquire 2,326,586 shares in Petroplus Holdings AG. These numbers do not take into account any Shares allotted to the Senior Management in the Offering. For more information, see "—Management/Employee Participation" with regard to the options allocated at the time of the Offering.

The above-mentioned options owned by members of the board of directors and Senior Management were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of shares and are not dependent upon their employment or service. In total, Petroplus Holdings AG granted 2,407,226 options to these individuals. Each option provides the holder the right to purchase one share at a price of $15.80 representing the fair market value of the shares as of the date of purchase in the first half of 2006, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of The Equity Incentive Plan under which they were issued. One-half of the 2,211,996 options out of a total of 2,407,226 options that have been granted to members of our board of directors and Senior Management will vest

at the earlier of (i) our initial public offering and (ii) July 31, 2007, and the other one-half will vest on July 31, 2008. The remaining 195,230 options will vest on June 1, 2009.

The board of directors has resolved to allocate to each member of the board of directors (excluding Thomas D. O'Malley) 2,500 options in January 2007. Each option will provide the holder with the right to purchase one share at the fair market value on the date of grant (i.e. closing price of the first trading day in January 2007).

Further, the board of directors has resolved to allocate to each member of the Senior Management (excluding Thomas D. O'Malley) 50,000 options and to Thomas D. O'Malley 60,000 options in January 2007. Each option will provide the holder with the right to purchase one share at the fair market value on the date of grant (i.e. closing price of the first trading day in January 2007).

Management/Employee Participation

The employment agreements of the Senior Managers provide for the granting of options in the first quarter of each calendar year for the purchase of our shares at an exercise price equal to the fair market value of our shares on the date of grant in the amount to be determined by our board of directors. These options may be for no less than 0.1% of our total outstanding shares for Mr. O'Malley and no less than 0.05% of our total outstanding shares for each of our other Senior Managers. Annual options will vest in equal installments on each of the first three anniversaries of the date of grant, and will become fully vested upon the occurrence of a change in control of Petroplus Holdings AG.

The board of directors intends to adopt an equity-based incentive plan (the "**Plan**"). Employees, consultants and members of the board of directors will be eligible to participate in the Plan. The total number of awards issued under all equity-based incentive plans will be limited to approximately 8% of our outstanding shares. Generally, options granted under the Plan will provide the holder the right to purchase one share at a price no less than the fair market value at the time of the grant, will become fully vested upon a change of control of Petroplus Holdings AG and will be subject to the terms and conditions of the Plan. Subject to the determination of the Compensation Committee, options generally will vest in equal amounts over three to five years, will be conditioned upon continued employment or service with us, will vest on the disability or death of the recipient, will be forfeited upon a termination for cause and will have a duration of at least ten years. Under the Plan, the board of directors intends to issue to employees of Petroplus Holdings AG (but not to members of Senior Management) approximately 300,000 options at the time of the Offering at an exercise price equal to the Offer Price, with vesting in pro rata amounts over three years.

The shares to be delivered upon exercise of the Plan will either be treasury shares or shares issued out of the conditional share capital of Petroplus Holdings AG. For information regarding the conditional share capital, see "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital".

Relationship of Members of the Board of Directors to the Selling Shareholder

Mr. Backhouse holds *de minimis* (i.e., less than 1%) equity interests in Stichting Management RIVR and in one of the C/R Energy GP II Ltd., which holds an indirect interest in certain Carlyle/Riverstone funds and/or entities.

Mr. Lancaster has served as managing director of Riverstone since 2000. Riverstone is a co-venturer in the management of the Carlyle/Riverstone Global Energy and Power Funds, of which C/R Energy GP II Ltd. and the C/R Vehicles are affiliates. Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., two of the shareholders of the selling shareholder, are wholly owned by the C/R Vehicles.

Mr. Lancaster holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest in the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.). Mr. Lancaster also holds indirect profit participation interests in such C/R Vehicles, which may include a *de minimis* (under 1%) participation in the amount of profits distributed to such C/R Vehicles (which amount, if any, is not determined) in respect of the appreciation earned and distributed to Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V., through their respective ownership of the selling shareholder, in respect of the proceeds to the selling shareholder from the Offering and any subsequent sales of shares in us.

Mr. Tekkora holds *de minimis* indirect equity interests in certain of the C/R Vehicles (comprising under 0.05% of the aggregate equity interest of the C/R Vehicles, which in turn collectively own Carlyle/Riverstone Participations S.à.r.l. and Carlyle/Riverstone Participations II Intermediate B.V.).

See "Principal and Selling Shareholder—The Selling Shareholder".

PRINCIPAL AND SELLING SHAREHOLDER

Overview

The following table sets forth information with respect to the ownership of registered shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each as of the date of this offering circular, assuming the offering had taken place prior to such date, by:

- each person who is known by us to own directly or indirectly 5% or more of the outstanding shares of Petroplus Holdings AG with a nominal value of CHF 9.18 each; and
- the members of our Senior Management:

Name of Owner	Shares Owned Prior to the Offering		Number of Shares Offered	Shares Owned After the Offering[(1)]		Shares Owned After the Offering[(2)]	
	Number	%		Number	%	Number	%
RIVR Holding B.V.[(3)]	38,118,150	94.5	22,000,000[(1)]	16,118,150	27.6	12,818,150	21.0
Thomas D. O'Malley[(4)] and affiliated parties[(5)]	1,936,126	4.8	0	1,936,126[(8)]	3.3	1,936,126	3.2
Members of Senior Management in total, excluding Thomas D. O'Malley and affiliated parties[(6)(7)]	195,230	<0.5	0	195,230[(8)]	<0.5	195,230	<0.5
Others[(6)]	87,094	<0.5	0	87,094	<0.5	87,094	<0.5
Public	—	—	—	40,000,000	68.6	46,000,000	75.4

(1) Assuming that the over-allotment option is not exercised.

(2) Assuming that the over-allotment option is exercised in full.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(4) The address of this shareholder is Greenwich, Connecticut (USA).

(5) In addition to 1,574,009 directly held shares, Mr. O'Malley controls Horse Island Partners, LLC, the address of which is Greenwich, Connecticut (USA). Horse Island Partners, LLC holds 359,122 shares. Mr O'Malley is also the trustee of T.D.&M.A. O'Malley Foundation Inc., a charitable organization, the address of which is Greenwich, Connecticut (USA). The T.D.&M.A. O'Malley Foundation Inc. holds 2,995 shares.

(6) Members of our Senior Management, our board of directors and an employee have been granted options to purchase shares. You can find a description of these options in "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Shares and Options Owned by Members of the Board of Directors and Senior Management".

(7) The members of the Senior Management (excluding Thomas D. O'Malley and affiliated parties) are: Michael D. Gayda, Basking Ridge, New Jersey (USA); Bruce A. Jones, Steinhausen, Switzerland; Chester J. Kuchta, Zug, Switzerland; and Karyn F. Ovelmen, Zug, Switzerland.

(8) The members of the Senior Management (including Thomas D. O'Malley and affiliated parties) intend to participate in the Offering in an amount of CHF 5,000,000. Such participation by the Senior Management is not subject to any guaranteed allocation.

Pursuant to the relevant provision of the Swiss Federal Act on Stock Exchanges and Securities Trading, shareholders must determine whether they qualify as a group acting in concert and comply with the relevant notification obligations. We are aware that each of RIVR Holding B.V. and the five members of the Senior Management (i.e. Thomas D. O'Malley, Michael D. Gayda, Bruce A. Jones, Chester J. Kuchta and Karyn F. Ovelmen) signed lock-up undertakings with regard to their 40,249,506 Shares owned by them prior to the Offering and Shares allotted to them in the Offering. According to these lock-up agreements, RIVR Holdings B.V. and the Senior Management agreed for a period of 180 days and 360 days, respectively, starting on the day of first trading of the Shares, not to issue, offer or sell directly or indirectly any Shares (i) owned prior to the Offering, (ii) allotted in the Offering and (iii) acquired as a result of the exercise of employee stock options which were granted prior to the Offering, without the prior written consent of the Joint Bookrunners (for further information on the lock-up undertaking see "Offering and Sale—Lock-up Agreements with the Joint Bookrunners and the Managers"). In addition, Petroplus Holdings AG was appointed by the aforementioned persons to act as their representative.

Taking into account the sale of Shares by the selling shareholder, there are 18,249,506 Shares being subject to the lock-up, which represent, once the Offering is completed and without taking into account shares allocated to the members of the Senior Management in the Offering, 31% of the voting rights of Petroplus Holdings AG. In case the over-allotment option is exercised in full, there will be 14,949,506 Shares subject to the lock-up representing 24% of the voting rights of Petroplus Holdings AG. In addition, the shareholders which entered into the aforementioned lock-up agreements hold as of the date of this offering and listing circular 2,326,586 stock options to acquire 2,326,586 registered shares in Petroplus Holdings AG (for further information on the options owned by the members of the Senior Management see also "Board of Directors, Senior Management and Employees—Compensation, Shareholdings and Options—Management/Employee Participation").

The Selling Shareholder

RIVR Holding B.V., the selling shareholder, is a private company with limited liability organized under the laws of the Netherlands. The selling shareholder was formed for the primary purpose of making investments in and acquiring companies, granting guarantees, managing and supervising companies, cooperating with companies and other enterprises and entering in joint ventures with other companies.

The following table sets forth certain information with respect to the ownership of equity securities of the selling shareholder:

Shareholder	Percentage Owned
Carlyle/Riverstone Participations S.à.r.l.(1)(7)	37.301%
Carlyle/Riverstone Participations II Intermediate B.V.(2)(7)	19.708%
Stichting Investors RIVR (Netherlands)(3)(7)	2.165%
Velocity Capital B.V. (Netherlands)(4)(7)	15.969%
Alea Iacta Est B.V. (Netherlands)(5)(7)	15.969%
Stichting Management RIVR (Netherlands)(6)(7)	8.889%

(1) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is 30 Boulevard Royal, L2449 Luxembourg, Luxembourg.

(2) This entity is wholly owned by vehicles managed by C/R Energy GP II Ltd. c/o Walkers SPV Limited, PO Box 908GT, Walker House, George Town, Grand Cayman, Cayman Islands. The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands.

(3) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Investors RIVR is a foundation under Dutch law, which exercises all the rights attached to the RIVR shares owned by it. Stichting Investors RIVR has issued depositary receipts, the holders of which are entitled to receive the dividends that the selling shareholder distributes to Stichting Investors RIVR.

(4) The address of this shareholder is Apollolaan 15, 1077AB Amsterdam, The Netherlands. Velocity Capital B.V. is the personal holding company for Willem Willemstein, a former board member of Petroplus International B.V. Velocity Capital B.V. is controlled by Mr. Willemstein, whose address is Blaricum, The Netherlands. Mr. Willemstein also holds 4,312,500 depositary receipts issued by Stichting Management RIVR. See footnote (6) below.

(5) Marcel van Poecke, a former board member of Petroplus International B.V. who controls Alea Iacta Est B.V., has informed us that he intends to arrange for the transfer of the shares in RIVR Holding B.V. held by Alea Iacta Est B.V. to a company that he expects to incorporate under the name Tanzanite B.V., on or around November 14, 2006. The address of Alea Iacta Est B.V. is Orthenseweg 89, 5212 EC's-Hertogenbosch, The Netherlands, and the address of Tanzanite B.V. will be Verlengde Poolseweg 34-46, 4818 CL Breda, The Netherlands. Mr. Van Poecke's address is Antwerp, Belgium. As of the date of this offering circular, Alea Iacta Est B.V. also holds 4,312,500 depositary receipts issued by Stichting Management RIVR. These depositary receipts are expected to be transferred together with the shares to Tanzanite B.V. See footnote (6) below.

(6) The address of this shareholder is Max Euwelaan 21, 3062 MA Rotterdam, The Netherlands. Stichting Management RIVR is a foundation established under Dutch law on March 14, 2005 to carry out a management equity incentive scheme. It holds shares in the selling shareholder and exercises all rights attached to such shares. Stichting Management RIVR issued depositary receipts to current and former managers of Petroplus International B.V. and its subsidiaries. Willem Willemstein, who controls Velocity Capital B.V., holds through Velocity Capital B.V. 4,312,500 such depository receipts, and Marcel Van Poecke, who controls Tanzanite B.V., holds through Tanzanite B.V. 4,312,500 depository receipts. In addition, Peter Backhouse, one of our board members, holds 142,313 of depositary receipts. Holders of depositary receipts are entitled to receive dividends that the selling shareholder distributes to Stichting Management RIVR. Presently, Stichting Management RIVR has 21,527,013 depository receipts outstanding, which are owned by approximately 91 current and former managers of Petroplus International B.V. As far as the selling shareholder is aware, Stichting Management RIVR will not issue any depositary receipts to any persons other than the persons who currently participate in the management equity incentive scheme.

(7) These shareholders are parties to a shareholders' agreement, pursuant to which most shareholder decisions may be made by a general 50% qualified majority of the votes cast at a general meeting of shareholders, with certain decisions requiring a 75% majority.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Below is a brief summary of certain agreements, arrangements and transactions between us and the selling shareholder, its beneficial shareholders or entities controlled by the selling shareholder and of certain agreements, arrangements and transactions between us and members of our board of directors or our Senior Management, including former members.

In addition to its 94.5% interest in Petroplus Holdings AG, the selling shareholder, RIVR Holding B.V., is a majority shareholder of 4Gas Holding B.V., a private company with limited liability organized under the laws of the Netherlands. RIVR Holding B.V. also owns 100% of RIVR Divestment B.V., a private company with limited liability organized under the laws of the Netherlands. The following diagram depicts, in simplified form, the selling shareholder's current corporate structure:


RIVR Holding B.V.
94.5%
Petroplus Holdings AG
RIVR Divestment B.V.
4Gas Holding B.V.
Other Non-Core Assets
Other 4Gas Assets

Sale of Non-Core Assets

Overview

In preparation for the Offering, our management and the selling shareholder agreed to restructure our group by selling our non-core assets, or businesses that were not related to our refining and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group or the selling shareholder. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petroleum and petrochemical industry;
- the Frisol/Bunkering group, which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, the selling shareholder and our subsidiary RIVR Acquisition B.V. entered into a notarial deed of sale, distribution and transfer pursuant to which RIVR Acquisition B.V. transferred its shareholding in 4Gas B.V. to the selling shareholder partly as a dividend distribution amounting to €1.8 million and partly in exchange for a $224.5 million (€175 million) loan note issued by the selling shareholder (which note was subsequently transferred to Petroplus International B.V.) and the assumption of debt under a $64.1 million (€50 million) PIK facility. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. The selling shareholder is required to repay the principal of this note at the time and to the extent (i) the selling shareholder receives net proceeds of any secondary offering, including the Offering, of the selling shareholder's shares in Petroplus Holdings AG in excess of the sum of (a) the amount of the selling shareholder's senior debt, (b) the selling shareholder's costs relating to any secondary offering and running costs of (c) amounts retained by the selling shareholder to discharge its actual and contingent liabilities, provided that the amounts referred to in (b) and (c)

cannot exceed €30 million or (ii) certain events of default occur. The final redemption date of the loan note is August 17, 2026. The selling shareholder will repay its note to Petroplus International B.V. with part of the proceeds received from the sale of the Existing Shares in the Offering assuming it receives sufficient proceeds in excess of the amount described above.

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "**Other 4Gas Assets**"), to 4Gas B.V. for an initial consideration of $6.4 million (€5 million) non-recourse loan note and deferred consideration to the extent the aggregate proceeds of the sale of certain assets exceed $6.4 million (€5 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and any accrued interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets or (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. Under the deferred compensation provision, the proceeds from the sale of Milford Haven and Milford Energy Ltd. assets will be paid as follows: the first €5 million will be paid to 4Gas B.V., the second €5 million will be paid to Petroplus International B.V. and the remaining proceeds will be split evenly between 4Gas B.V. and Petroplus International B.V. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets prior to their sale. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale.

Furthermore, Petroplus International B.V. has signed a non-binding memorandum of understanding with 4Gas B.V. setting forth the main terms and conditions under which the parties will negotiate in good faith for the sale of shares in Dragon LNG Holding Ltd. and Dragon LNG Ltd. (together, "**Dragon**") and Milford Energy Limited, after appropriate consents have been received from the other parties who have an interest in Dragon and Milford Energy Limited. There is no obligation to complete the sale of Dragon and Milford Energy Limited. However, if the transaction is completed, we expect to receive net proceeds of $25.7 million (€20 million) from the sale of Dragon and $6.4 million (€5 million) from the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, we sold substantially all of our remaining non-core assets, including the Petroplus Tankstorage group, the Frisol/Bunkering group and the Oxyde group (collectively, the "**Other Non-Core Companies**"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of $147.5 million (€115 million), of which approximately $113 million (€89 million) had been repaid as of the date of this offering circular. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Frisol/Bunkering group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. or (v) certain events of default occur. The loan note terminates upon RIVR Divestment B.V.'s sale to a third party or its final liquidation, provided that (i) the proceeds of such sale or liquidation are applied to redeem any outstanding amounts under the note in accordance with its terms and (ii) RIVR Divestment B.V. does not have any rights to any other assets or claims or, at that point in time, any reasonable refinancing possibilities.

We have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties under the share sale and purchase agreement for the Other Non-Core Companies gives rise to a liability of $641,500 (€500,000) or more and the aggregate

liability for all breaches of our representations and warranties exceeds $6.4 million (€5.0 million) subject to a cap of the purchase price. RIVR Divestment B.V. is required to procure the release of our subsidiary Petroplus International B.V. and any member of its group from any joint and/or several guarantees given or assumed by Petroplus International B.V. or any member of its group in relation to any of the liabilities of the Other Non-Core Companies. Pending such release, RIVR Divestment B.V. has agreed to indemnify Petroplus International B.V. and any member of its group against all amounts paid by any of them pursuant to any such guarantees.

On August 18 and 21, 2006, Petroplus International B.V. assigned all its rights and obligations under the Frisol/Bunkering and Oxyde share purchase agreements to RIVR Divestment B.V. Under these share purchase agreements, Petroplus International B.V. has unconditionally and irrevocably guaranteed to the purchasers of the Frisol/Bunkering group and Oxyde group the due performance and observance by RIVR Divestment B.V. of all its obligations under, or in connection with, such agreements and any related agreements.

Other Agreements

In addition to the above loan notes, 4Gas Holding B.V., Petroplus Tankstorage B.V. and Frisol B.V. have issued to Petroplus International B.V. loan notes totaling approximately $16.4 million (€12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. or its group companies by 4Gas Holding B.V., Petroplus Tankstorage B.V. or Frisol B.V. or any of the companies in the 4Gas group, the Petroplus Tankstorage group or the Frisol/Bunkering group.

On August 21, 2006, the selling shareholder, Petroplus International B.V. and RIVR Divestment B.V. entered into an indemnity agreement pursuant to which Petroplus International B.V. has agreed to indemnify RIVR Divestment B.V. against any liabilities of RIVR Divestment B.V. in respect of any representation, warranty or indemnity set out in any share purchase agreement with any third party in relation to the disposal of the Other Non-Core Companies if RIVR Divestment B.V. is unable to pay such amounts itself, to the extent Petroplus International B.V. has provided prior written notice to the selling shareholder that it agrees to the terms of such share purchase agreement. In return, the selling shareholder has agreed to reimburse Petroplus International B.V. any time Petroplus International B.V. is required to make a payment under the indemnity agreement with RIVR Divestment B.V. or under any third-party claim related to Petroplus International B.V.'s ownership or operation of the Other Non-Core Companies or the assets of these companies prior to their sale, except if such payment relates to the agreement for the sale of shares in Oxyde Chemicals B.V., Petroplus Bunkering International B.V. or Petroplus Tankstorage International B.V. The selling shareholder's indemnity obligation will continue for a period of three years following August 21, 2006. The selling shareholder's aggregate liability under this indemnity agreement and another general indemnity agreement it entered into with RIVR Acquisition B.V. on August 21, 2006 may not exceed the sum of $32.1 million (€25.0 million). Under the general indemnity agreement, the selling shareholder agreed to indemnify RIVR Acquisition B.V. for a period of three years in relation to certain liabilities of RIVR Acquisition B.V. subject to the cap set as described in the preceding sentence. This general indemnity agreement was entered into in connection with our acquisition of the shares of RIVR Acquisition B.V.

We have also given other limited representations and warranties in the above-described share sale and purchase agreements with 4Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., we entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, we have agreed to perform certain management services, including liquidations or disposals in relation to designated operating companies in the RIVR Divestment group. This service agreement will terminate at the earlier of (i) December 31, 2007 or (ii) the sale, transfer or liquidation of the designated companies. The fee for these services is based on a cost-plus calculation that includes an initial margin of 10%.

Transaction with Members of the Board of Directors and Senior Management

We have agreed to lease office space in London from Argus Resources (UK) Limited, an entity controlled by Patrick Monteiro de Barros, a member of our board of directors, for one-half of the expenses associated with this office, which are expected to be approximately $9,000 per month.

Interested Parties

Board of directors members N. John Lancaster and Baran Tekkora are managing directors and principals of Riverstone, and resigning board of directors members Pierre F. Lapeyre and David M. Leuschen are senior managing directors of Riverstone. In addition, resigning board of directors member Ian Forsyth is one of our employees. Messrs. Forsyth, Lapeyre and Leuschen are expected to resign from the board of directors prior to the listing of the Shares on the SWX.

Other Related Party Transactions

As of December 31, 2005, Petroplus International B.V. had a note receivable in the amount of $251.2 million (including principal and interest thereunder) to its then sole shareholder, RIVR Acquisition B.V. Interest payable on this loan was $6.0 million in 2005 and $8.0 million in the first six months of 2006. This loan is eliminated in consolidation.

On December 1, 2005, Petroplus International B.V. entered into a management agreement with RIVR Acquisition B.V. Under this agreement, R.I.V.R. Acquisition B.V. provided administrative and financial services. We paid RIVR Acquisition B.V. $0.4 million for the provision of services under this agreement in 2005 and $0.6 million in the first four months of 2006. The management services agreement was terminated effective April 30, 2006.

Marcel van Poecke and Willem Willemstein, both of whom are indirect shareholders of the selling shareholder, were the co-chief executive officers of Petroplus International B.V. from May 1993 to May 2006. The aggregate amount paid by us and our subsidiaries to Messrs. van Poecke and Willemstein for acting as our co-chief executive officers and providing other services to our group was $3.8 million in 2005 and $3.0 million in the first six months of 2006.

Loans to Members of the Board of Directors or Senior Management

As of the date of this offering circular, we had no outstanding loans to members of the board of directors or the Senior Management.

INFORMATION ABOUT THE ISSUER

Incorporation, Name, Registered Seat, Duration and Fiscal Year

Petroplus Holdings AG was initially incorporated on February 20, 2006 under the name Argus Atlantic Energy Limited by Thomas D. O'Malley, our CEO and the Chairman of our board of directors, acting in his own name and through an entity controlled by him called Horse Island Partners, LLC, T.D.&M.A. O'Malley Foundation Inc. and Patrick Monteiro de Barros, a member of our board of directors, investing through Darsy II Ltd., a legal entity in which he has a beneficial interest, as a stock corporation established under the laws of Bermuda. In August 2006, Argus Atlantic Energy Limited combined its business with Petroplus International B.V.'s refining and wholesale marketing operations by exchanging shares of Argus Atlantic Energy Limited for shares of RIVR Acquisition B.V., which was the direct shareholder of Petroplus International B.V. at the time. On August 21, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office from Bermuda to Zug, Switzerland, and to change its name from Argus Atlantic Energy Limited to Petroplus Holdings AG, with Petroplus Holdings AG being entered on August 22, 2006, as a Swiss stock corporation (*Aktiengesellschaft*) pursuant to Articles 620 *et seq.* of the Swiss Code of Obligations (*Schweizerisches Obligationenrecht*) in the Commercial Register of the Canton of Zug under registration number CH-170.3.029.779-9. For further information, see "Board of Directors, Senior Management and Employees" and "Principal and Selling Shareholder". Our registered office is Industriestrasse 24, 6304 Zug, Switzerland. Our registered office is our head office.

Petroplus Holdings AG has been incorporated for an unlimited duration.

Our financial year-end is December 31.

Business Purpose of Petroplus Holdings AG

Our principal purpose, as set out in article two of our articles of association, is the following: the direct or indirect acquisition, management and sale of participations in domestic or primarily foreign companies, particularly in the energy industry; the acquisition, management and sale of securities and other similar assets; and the execution and financing of financial and fiduciary businesses. We are empowered to open and maintain domestic and foreign branch offices, to represent third parties, to engage in business and to enter into agreements that are appropriate to promoting our purpose or that are directly or indirectly within the scope of our activities. We may also undertake financing activities for ourselves or on behalf of other parties, in particular to provide financing for holding companies as well as guarantees in favor of associated companies and third parties.

Group Structure

Petroplus Holdings AG operates through majority or wholly owned subsidiaries, as well as certain minority participations. You can find information about our subsidiaries and equity investments in Schedule 3 and Notes 11 and 12 to the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005. As of May 31, 2006, EPH became a subsidiary of ours. You can find a list of EPH's subsidiaries in Note 26 to the EPH Consolidated Financial Statements as of and for the year ended December 31, 2005. In addition, the following wholly owned subsidiaries of Argus belong to our group: Argus Services Corporation (Delaware, USA), Argus International Limited (Bermuda), Argus International S.à.r.l. (Luxembourg), Argus Energy S.à.r.l. (Luxembourg) and Refinaria Vasco da Gama S.A. (Portgual). As listed in Note 11 and 12 of the Petroplus (Core Entities) Combined Financial Information as of and for the year ended December 31, 2005, we hold more than 10% of the equity capital in the following non consolidated entities:

Name	Registered Office	Percentage Ownership of Equity Capital
PLG Pflichtlagergesellschaft für Mineralöle	Zug, Switzerland	35%
SOGEP Société Genevoisedes Pétroles	Vernier, Switzerland	32%
SAPPRO SA (Société du Pipeline a Produits Petroliers sur Territoire Genevois)	Vernier, Switzerland	15.6%
RBE-Rheinische Bio Ester GmbH & Co. KG	Neus, Germany	17.2%

DESCRIPTION OF SHARE CAPITAL AND SHARES

Set out below is certain information concerning our share capital and brief summaries of certain provisions of our articles of association ("Statuten"), the CO and other Swiss statutes relating to the Shares. This description does not purport to be complete and is qualified in its entirety by reference to our articles of association, the CO and such other statutes as in effect on the date of this offering circular.

Share Capital and Share Capital Changes

Share Capital

As of the date of this offering circular and without giving effect to the Offering, Petroplus Holdings AG's outstanding share capital amounts to CHF 370,289,988 and is divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

For the purpose of this Offering, the Company will increase its share capital by up to CHF 165,240,000 through the issuance of up to 18,000,000 registered shares of Petroplus Holdings AG with a nominal amount of CHF 9.18 each. A extraordinary shareholders meeting is scheduled for November 29, 2006 to resolve and approve this share capital increase. To the extent not waived, the pre-emptive rights (*Bezugsrechte*) of the existing shareholders will be excluded. If the Over-Allotment Option is exercised, the share capital will be increased by up to CHF 24,786,000, or of up to 2,700,000 Shares) from Petroplus Holdings AG's authorized share capital, excluding the pre-emptive rights (*Bezugsrechte*) of the existing shareholders. See "—Share Capital and Share Capital Changes—Authorized Share Capital". The New Shares issued in the Offering shall be subscribed for and paid at their nominal value by Credit Suisse acting, on behalf of the Managers, in anticipation of their sale in the Offering, at the Offer Price pursuant to a Subscription and Underwriting Agreement. See "Offering and Sale".

Following the Offering, Petroplus Holdings AG's nominal issued share capital is expected to be up to CHF 535,529,988 (without giving effect to the over-allotment option), divided into up to 58,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Authorized Share Capital

Upon completion of the Offering, Petroplus Holdings AG's authorized share capital is expected to be CHF 185,144,994, divided into 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The Shares to be newly issued upon the exercise of the Over-Allotment Option, if any, will come from the authorized share capital.

Upon completion of the Offering, article 5 of Petroplus Holdings AG's articles of association will read as follows (unofficial translation of the German original):

> Authorized Capital
>
> The board of directors is authorized to increase the share capital, at any time until November 29, 2008, by a maximum amount of CHF 185,144,994 by issuing a maximum of 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board of directors is entitled to issue these shares by means of a firm underwriting or in partial amounts.
>
> The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares are to be paid up, the date from which they carry dividend rights and the allocation of unexercise pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent such rights are not exercised.
>
> The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares, (ii) for financing the acquisition of enterprises, of divisions thereof, or of participations, or (iii) for granting an over-allotment option of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price. The new registered shares shall be subject to the transfer restrictions of article 8 of the articles of association.
>
> The maximum amount of shares to be issued will be reduced to the extent shares are issued out of conditional share capital pursuant article 6a.

Conditional Share Capital

Upon completion of the Offering, Petroplus Holdings AG's conditional share capital is expected to be CHF 230,191,254, divided into 25,075,300 fully paid-up registered shares with a nominal value of CHF 9.18 each pursuant to which (a) 4,907,000 of registered shares with a nominal amount of CHF 9.18 will be available for issuing, under the exclusion of shareholders' pre-emptive rights, to (i) directors, employees and consultants exercising option rights granted to them under employee participation plans or (ii) shareholders exercising the 2,420,134 options granted to them (see "—Outstanding Convertible Securities and Warrants, Bonds, Borrowing and Contingent Liabilities") and (b) up to 20,168,300 registered shares with a nominal amount of CHF 9.18 will be available for issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG.

Upon completion of the Offering, articles 6 and 6a of the Company's Articles of Association will read as follows (unofficial translation of the German original):

> Conditional Capital
>
> Article 6
>
> Petroplus Holdings AG's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260 through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights granted to consultants, employees, and directors of Petroplus Holdings AG and its subsidiaries, as well as to shareholders.
>
> The issuance of shares or option rights may be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.
>
> The right of the shareholders to exercise their statutory pre-emptive rights is excluded.
>
> The new registered shares shall be subject to the transfer restrictions of article 8.
>
> Article 6a
>
> The share capital may be increased by a maximum amount of CHF 185,144,994 by issuing up to 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of Petroplus Holdings AG or one of its subsidiaries in one or more issues.
>
> The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.
>
> In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (a) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or (b) to issue warrants or convertible bonds on the national or international capital market.
>
> The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of article 8 of the articles of association.
>
> The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in article 5 regarding share capital increases out of authorized capital.

Share Capital Changes

The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 are described below.

Petroplus Holdings AG (formerly Argus) was incorporated in Bermuda with an authorized share capital of $48,000 comprising 4,800,000 common shares of par value $0.01 per share. On February 23, 2006, the authorized share capital was increased from $48,000 to $2,000,000, of which $48,000 comprised 4,800,000 common shares of par value $0.01 per share that were issued on that day.

In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from $0.01 to $7.50 per share by leaving the issued share capital unchanged at $48,000, resulting in 6,400 issued common shares of par value $7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value $7.50 were issued out of the authorized share capital of $2,000,000, resulting in a total issued share capital of $1,080,000, consisting of 144,000 common shares of par value $7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from $2,000,000 to $750,000,000, out of which $15,558,375 comprised 2,074,450 common shares at par value $7.50 per share that were issued on the same day, leading to a total issued share capital of $16,638,375, consisting of 2,218,450 common shares at par value $7.50 each.

On August 21, 2006, Argus's issued share capital was increased from $16,638,375 to $302,524,500 by issuing 38,118,150 common shares of par value $7.50 out of Argus's authorized share capital of $750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V.

Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to $302,524,500, consisting of 40,336,600 common shares of par value $7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

Petroplus Holdings AG intends to increase its share capital, its authorized capital and its conditional capital at an extraordinary shareholders' meeting to be held on the day of pricing. See "Additional Information—Shareholders' Meeting to be Held on the Pricing Day".

No Participation Certificates and Profit Sharing Certificates

Petroplus Holdings AG does not have any participation certificates (*Partizipationsscheine*) or profit sharing certificates (*Genussscheine*) outstanding.

Own Shares

We hold no treasury shares in Petroplus Holdings AG.

Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

We have granted a total of 2,420,134 options to members of the board of directors, Senior Management and an employee. The options were granted by Petroplus Holdings AG to these individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each option provides the holder the right to purchase one share at a price of $15.80, becomes fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the board of directors), has a duration of ten years and is subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. One-half of the 2,218,450 options out of the total of 2,420,134 options that have been granted will vest at the earlier of (i) our initial public offering and (ii) July 31, 2007 and the other one-half will vest on July 31, 2008. The remaining 201,684 options will vest on June 1, 2009.

Description of the Shares

The Shares

All of the Shares are registered shares (*Namenaktien*) with a nominal value of CHF 9.18 each and restricted transferability in accordance with our articles of association. The 40,336,600 Shares outstanding as at the date of this offering circular are fully paid-up and validly issued. At the date of the Offering, shareholders do not have the right to ask for printing and delivery of share certificates (*Namenaktien mit aufgehobenem Titeldruck*). A shareholder may, however, at any time demand that

Petroplus Holdings AG issue a confirmation of such shareholder's shareholding. See "Additional Information".

Voting and Transfers of Shares

Each Share carries one vote at the shareholders' meetings. All Shares have equal rights. Voting rights and certain other non-economic rights attached to the Shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or usufructuary (*Nutzniesser*) with voting rights.

Persons who have acquired registered Shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the Shares concerned in their own name and for their own account.

Persons not expressly declaring themselves to be holding Shares for their own account in their application for entry in the register of Shares (a "**Nominee**") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered Shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The board of directors has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated Shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant Shares.

If the registration of shareholdings with voting rights was effected based on false information, the board of directors may cancel such registration with retroactive effect.

Shareholders' Meetings

Under Swiss law, an annual shareholders' meeting must be held within six months after the end of a company's preceding financial year. In the case of Petroplus Holdings AG, this means the meeting must be held on or before June 30 each year. A shareholders' meeting may be convened by the board of directors or, if necessary, by its independent auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if so resolved at a shareholders' meeting or requested by shareholders representing in aggregate at least 10% of the nominal share capital of Petroplus Holdings AG in writing. Holders of Shares with a nominal value of at least CHF 1,000,000 have the right to request that a specific proposal be discussed and voted upon at the next shareholders' meeting. The request must be communicated to the board of directors in writing at least 45 days prior to the shareholders' meeting. Extraordinary shareholders' meetings may be called as often as necessary, in particular in all cases required by law. A shareholders' meeting is convened by publishing a notice of such meeting in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) or by sending a registered letter to the shareholders of record at least twenty days prior to such meeting.

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings.

The shareholders' meeting passes resolutions and carries out elections by the majority of the votes cast, including abstentions, void and blank votes, to the extent that the law or the articles of association do not provide otherwise. Such resolutions include amendments to the Articles, elections of the members of the board of directors and statutory and group auditors, approval of the annual financial statements, setting the annual dividend, decisions to discharge the members of the directors and management for statutory liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting

(*Sonderprüfung*). A resolution passed at the shareholders' meeting with a qualified majority (*qualifiziertes Mehr*) of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for: (i) changes in a company's purpose; (ii) the creation of shares with privileged voting rights (*Stimmrechtsaktien*); (iii) restrictions on the transferability of registered shares; (iv) an authorized or conditional increase in a company's share capital; (v) an increase in a company's share capital by way of capitalization of reserves (*Kapitalerhöhung aus Eigenkapital*), against contributions in kind (*Sacheinlage*), for the acquisition of assets (*Sachübernahme*) or involving the grant of special benefits; (vi) the restriction or elimination of pre-emptive rights of shareholders (*Bezugsrechte*) or (vii) a relocation of domicile. In addition, any article providing for a greater voting requirement than is prescribed by law or the existing articles of association must be adopted by such a qualified majority. Pursuant to the Swiss Federal Merger Act, special quorum rules apply by law to a merger (*Fusion*) (including a possible squeeze-out merger), de-merger (*Spaltung*) or conversion (*Umwandlung*) of a company.

At shareholders' meetings, shareholders can be represented by proxy. Each shareholder may authorize in writing any other person who does not have to be a shareholder, a company representative (*Organvertreter*), a specially designated independent shareholder representative (*unabhängiger Stimmrechtsvertreter*) or a depositary representative (*Depotvertreter*) to represent him or her in the shareholders' meeting.

The chairman of the shareholders' meeting decides on the voting procedure at meeting.

Shareholders' Inspection Rights

A shareholder may, upon application to Petroplus Holdings AG, inspect the minutes of our shareholders' meetings. In accordance with Swiss law, we make our annual report and the auditors' report available for inspection by shareholders at our registered address at least 20 days prior to each ordinary shareholders' meeting. Any shareholder may request a copy of these reports in advance of or after the ordinary shareholders' meeting. In addition, at a shareholders' meeting, a shareholder may request information from the board of directors concerning the business and operations of Petroplus Holdings AG and may request information from the auditors concerning the performance and results of their examination of the financial statements. We may refuse to provide that information to a shareholder if, in our opinion, the disclosure of the requested information would reveal confidential business secrets or other protected interests of Petroplus Holdings AG.

Shareholders' Right to Bring Derivative Actions

Under the CO, an individual shareholder may bring an action in his own name, for the benefit of the company, against the company's directors, officers or liquidators, which seeks to allow the company to recover any damages it has incurred due to the intentional or negligent breach by such directors, officers or liquidators of their duties.

Allocation of Annual Net Profits

Dividends may be paid only if we have sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that we retain at least 5% of our annual net profits as general reserves for so long as these reserves amount to less than 20% of our paid-in nominal share capital. Any net profits remaining are at the disposal of the shareholders' meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then an amount equal to 10% of such excess must be retained by the company as general reserves. See also "Dividends and Dividend Policy".

In addition, any proposal by the board of directors to declare a dividend will depend on our results of operations, financial condition, cash requirements, future prospects and other relevant factors, including tax, regulatory and other legal considerations.

The proposal of the board of directors to distribute dividends requires the approval of the general shareholders' meeting. Furthermore, our auditors must confirm that the dividend proposal of the board of directors conforms to statutory law and our articles of association. Dividends that have not been collected by the shareholders within five years after the due date prescribed under Swiss law are allocated to our free reserves.

Dividends are usually due and payable no sooner than three days after the shareholders' resolution relating to the allocation of profits has been passed.

You can find information about deduction of withholding taxes in "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation".

Ordinary Capital Increase, Authorized and Conditional Share Capital

The share capital of Petroplus Holdings AG may be increased (i) in consideration of cash contributions pursuant to a resolution passed at a general meeting of the shareholders of Petroplus Holdings AG by a simple majority of the votes cast, (ii) in consideration of contributions in kind (*Sacheinlage*) if the pre-emptive rights (*Bezugsrechte*) of the existing shareholders are excluded or (iii) in the event of a transformation of reserves into share capital, by a majority of two-thirds of the shares represented and the majority of the nominal value of the shares represented at the meeting authorizing the resolution. In addition, under the Swiss Code of Obligations, the general meeting of shareholders may empower the board of directors to effect a share capital increase based on:

(a) authorized capital (*genehmigtes Kapital*) to be utilized at the discretion of the board of directors within a period not exceeding two years from approval by the general meeting of shareholders; and

(b) conditional capital (*bedingtes Kapital*) for the purpose of issuing shares, *inter alia*, to grant rights to employees, directors and advisors of the Company to subscribe to new shares and other option and conversion rights.

The authorized capital and the conditional capital may each not exceed 50% of the outstanding share capital.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a shareholders' meeting. Shareholders have certain pre-emptive rights (*Bezugsrechte*) to subscribe for new issues of shares, warrants, convertible bonds, or similar debt instruments with option rights in proportion to the nominal amount of shares held. A resolution adopted at a shareholders' meeting by a qualified majority may, however, limit or suspend pre-emptive rights in certain circumstances, or delegate the right to limit or suspend the pre-emptive rights to the board of directors. Shareholders' pre-emptive rights in respect of the Offered Shares have been waived or excluded. In addition, the board of directors has been authorized to limit or suspend the pre-emptive rights in certain cases based on the authorized and conditional share capital. See "—Ordinary Capital Increase, Authorized and Conditional Share Capital".

Borrowing Powers

Neither Swiss law nor our articles of association restrict, in any way, our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors. A shareholders' resolution is not required.

Conflicts of Interest

Swiss law does not have a general provision on conflicts of interest. However, the CO contains a provision that requires directors and senior management of a stock company to safeguard the interests of the company and, in this connection, imposes a duty of loyalty and care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them other than at arm's length must be repaid to the company if such shareholder or director was acting in bad faith. The corporate governance directive of the SWX also addresses conflicts of interest issues. See "The SWX Swiss Exchange". In addition, Swiss law contains provisions under which the members of the board of directors and all the persons engaged in the management are liable to a company, its shareholders and its creditors for damages caused by the intentional or negligent violation of their duties.

Repurchase of Own Shares

Swiss law limits the right of a company to purchase and hold its own shares. A company and its subsidiaries may purchase shares only if and to the extent that (i) the company has freely distributable reserves in the amount of the aggregate purchase price; and (ii) the aggregate nominal value of all shares held by the company does not exceed 10% of the company's share capital (20% in specific circumstances).

Shares held by Petroplus Holdings AG or its subsidiaries may, in accordance with Swiss law, not be voted at shareholders' meetings, but are entitled to the economic benefits, including dividends, applicable to the Shares generally. Furthermore, under Swiss law, upon the purchase of shares, a company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. In addition, selective share repurchases are permitted only under certain circumstances. In particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board (the body regulating takeover bids in Switzerland). Within these limitations, as is customary for Swiss companies, Petroplus Holdings AG may purchase and sell its own Shares from time to time in order to meet imbalances of supply and demand, to provide liquidity, and to modulate swings in the market price for Shares. As of the date of this offering circular, Petroplus Holdings AG holds no treasury shares.

Duration and Liquidation

Neither the articles of association nor operation of law limit the duration of Petroplus Holdings AG.

Petroplus Holdings AG may be dissolved by way of liquidation at any time by a shareholders' resolution passed by absolute majority (*absolute Mehrheit*) of the Shares represented at such meeting, whether Petroplus Holdings AG is being dissolved by way of liquidation or not. Dissolution by court order is possible if we become bankrupt, or if shareholders holding at least 10% of the share capital so request, and the court grants the request of such shareholders.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up nominal value of Shares held, but this surplus is subject to Swiss withholding tax of 35%. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax". The Shares carry no privilege with respect to such liquidation surplus.

Notices

Notices to shareholders are validly made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties are made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which to publish notices. Notices required under the SWX Listing Rules must be published in two Swiss newspapers with national circulation, one newspaper in German and the other in French.

Disclosure of Principal Shareholders

Under the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), persons who acquire or dispose of shares and thereby reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33⅓%, 50% or 66⅔% of the voting rights of a Swiss listed company must notify the company and the SWX of such transactions, whether or not the voting rights attributable to those shares can be exercised. Following the receipt of such notification, a company must inform the public about such change in shareholding.

Swiss company law also requires that we disclose the identity of all of our shareholders who hold more than 5% of our voting rights to the extent such shareholders are known or should be known to us. Such disclosure must be made once a year in the notes to the financial statements published in Petroplus Holdings AG annual report.

For a list of existing principal shareholders, see "Principal and Selling Shareholder".

Mandatory Offer

Pursuant to the applicable provisions of the SESTA, a person who acquires equity securities of a Swiss listed company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held in the company, exceed the threshold of 33⅓% of the company's voting rights (whether exercisable or not), that person must make an offer to acquire all of the listed shares of such company. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances. If no waiver is granted, the mandatory take-over bid must be made pursuant to the procedural rules, set forth in the SESTA and the implementing Ordinances enacted thereunder.

This obligation to make an offer does not apply if the Shares have been acquired as a result of a donation, succession or partition of an estate, matrimonial property law or execution proceedings.

Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of Shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out provision pursuant to Article 22 para. 2 SESTA) or which would increase such threshold to 49% of the voting rights (opting-up provision pursuant to Article 32 para. 1 SESTA). The articles of association do not contain an opting-out or an opting-up provision.

Cancellation of Remaining Equity Securities and Squeeze-Out Merger

Under Swiss law, any offeror who has made a tender offer for the shares of a listed Swiss target company, and who, as a result of such offer, holds more than 98% of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the expiration of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

The Swiss Federal Merger Act allows a squeeze-out of minority shareholders by way of a squeeze-out merger. To the extent that at least 90% of the shareholders of the target company consent, the target company can be merged into the surviving company and the minority shareholders of the target company can be cashed out instead of receiving shares in the surviving company (squeeze-out merger). It is unclear and disputed whether the 90% approval relates to the total number of votes represented by all shares outstanding or to the total number of shareholders entitled to vote.

Ownership of Shares by Non-Swiss Persons

Except for the limitation on voting rights described under "Description of Share Capital and Shares—Voting and Transfers of Shares" above, applicable to holders of shares generally, persons who are neither nationals of, nor resident in, Switzerland may freely hold, vote and transfer their shares in Swiss entities in the same manner as Swiss residents or nationals under Swiss law and our articles of association.

Exchange Controls and Other Limitations

Other than in connection with government sanctions imposed on certain persons and organizations, there are currently no governmental laws, decrees, or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares in Swiss entities.

THE SWX SWISS EXCHANGE

General Information

As our Shares are expected to be listed on the main board (*Hauptsegement*) of the SWX, Petroplus Holdings AG is subject to the regulations and listing rules of the SWX. The SWX is a stock exchange subject to the SESTA and is supervised by the Swiss Federal Banking Commission ("SFBC"). A listing by an issuer on the main board of the SWX requires that (i) the issuer have operating and financial records for a period of at least three years, (ii) the issuer's capital resources amount to at least CHF 25 million, (iii) the total market value of the issuer's initial public offering amounts to a minimum of CHF 25 million, and (iv) 25% of the issuer's outstanding share capital be in public hands.

The SWX was founded in 1993 as the successor to the local stock exchanges of Zurich, Basel and Geneva. Trading in foreign equities and derivatives began in December 1995. In August 1996, the SWX introduced full electronic trading in Swiss equities, derivatives and bonds.

Trading System

Trading at the SWX occurs through a fully integrated trading system covering the entire process from trade order to settlement. Trading of equities, exchange traded funds and investment funds begin each business day at 9:00 a.m. (CET) and continues until 5:30 p.m. (CET). After the close of exchange trading, new orders can be entered or deleted until 10:00 p.m. From 6:00 a.m. (the system is not available between 10:00 p.m. and 6:00 a.m.) new orders can be entered until 9:00 a.m. For the opening phase (starting at 9:00 a.m.), the system closes the order book and starts opening procedures. It then establishes the opening prices and determines orders to be executed according to the matching rules. Closing auctions are held to determine the daily closing price for all equity securities traded on the SWX. At the start of the closing auction (shortly before close of trading), the status of all equity order books changes from permanent trading to auction. The auction itself consists of a pre-opening period and the actual auction, according to rules that are similar to those for the opening procedures.

Transactions take place through the automatic matching of orders. Each valid order of at least a round lot is entered and listed according to its price. A round lot of shares is currently only one share. In general, market orders (orders placed at best price) are executed first, followed by limit orders (orders placed at a price limit) prioritized on the basis of price. If several orders are listed at the same price, they are executed according to the time of receipt. During the trading period, members of the SWX are in principle required to enter all orders in their orderbooks, executing them by means of the automatic matching system. While the principle of best execution is observed, off-exchange transactions are permitted, as an exception, if the market value of an individual order for equity securities exceeds CHF 200,000. Transactions in shares effected by or through members of the SWX are subject to a turnover fee (including a supplemental SFBC surcharge) of up to 0.01%, calculated on the basis of the turnover achieved.

Banks and broker-dealers doing business in Switzerland are required to report all transactions in listed securities traded on the SWX. For transactions effected via the exchange system, reporting occurs automatically. Off-exchange transactions must be reported to the SWX within 30 minutes of their execution. Transaction information is collected, processed and immediately distributed by the SWX. Transactions outside trading hours must be reported prior to opening on the following exchange day. The SWX distributes a comprehensive range of information through various publications, including in particular the Swiss Market Feed. The Swiss Market Feed supplies SWX data in real time to subscribers as well as to other information providers such as the Investdata Systems of Telekurs and Reuters.

Exchange transactions are usually settled on a T+3 basis, meaning that delivery against payment of exchange transactions occurs three working days after the trade date. Clearing and settlement for securities listed on the SWX main board are made through SIS.

The SWX may suspend the trading of securities in particular if large price fluctuations are observed, if important, price-sensitive information is about to be disclosed, or in other situations that might endanger fair and orderly trading. In a predetermined number of circumstances, such as seriously questionable solvency of the issuer or continuous lack of required liquidity for efficient exchange trading, the SWX may cancel the listing securities (delisting). As the organizer of the market, the SWX is generally responsible for market surveillance and monitoring. The SWX aims to ensure transparency and fair trading for investors and to guarantee market efficiency.

Corporate Governance Directive and Management Transactions Directive

The Directive on Information Relating to Corporate Governance of April 17, 2002 of the SWX entered into force on July 1, 2002. It applies to issuers listed on the SWX and relates to annual reports prepared for financial years beginning January 1, 2002. The Corporate Governance Directive requires issuers to disclose important information on top-level management and control processes (or to give specific reasons why such information is not disclosed).

The Directive on the Disclosure of Management Transactions of January 7, 2005 of the SWX entered into force on July 1, 2005, and applies to all issuers whose equity securities are listed on the SWX and whose registered office is in Switzerland. Under this Management Transaction Directive, issuers are required to report transactions conducted by members of their board of directors and senior management in the company's own equity securities, including the exercise of conversion and share acquisition rights, as well as transactions in financial instruments whose price is influenced primarily by the company's own equity securities. These new rules distinguish between the disclosure by the members of the board of directors and senior management to the issuer and the subsequent notification by the issuer to the SWX. To the extent the value of the transactions concluded by an individual during a given calendar month collectively exceed CHF 100,000, the issuer has an obligation to notify the SWX of these transactions within two trading days. If all transactions concluded by an individual during a given calendar month do not collectively exceed CHF 100,000, the issuer must fulfill its obligation to notify by means of an overall notification sorted by transaction per individual and submitted to the SWX no later than four trading days following the end of the given calendar month. Management transactions that, in total, do not exceed the threshold of CHF 100,000 per person are not published by the SWX. If the threshold of CHF 100,000 per person is exceeded during a calendar month, the SWX publishes the person's function (executive or non-executive member of the board of directors or member of senior management) but not his or her name. The publication is made on the SWX website on the same trading day as notification is received from an issuer and is accessible by a remote access mechanism for a period of one year.

Foreign Investment and Exchange Control Regulations in Switzerland

Other than in connection with government sanctions imposed on the former Republic of Yugoslavia, the Republic of Iraq, Liberia, Ivory Coast, Sudan, Democratic Republic of Congo, Myanmar (Burma), Zimbabwe, Belarus, persons and organizations with connections to Osama bin Laden, the "Al-Qaeda" group or the Taliban, and certain persons in connection with the assassination of Rafik Hariri, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Shares.

OFFERING AND SALE

This Offering consists of 40,000,000 Offered Shares in Petroplus Holdings AG. In addition, the Managers have been granted an over-allotment option to subscribe for up to 6,000,000 Additional Shares to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. All of the Shares are validly issued and fully paid-up registered Shares with a nominal value of CHF 9.18. The Offered Shares represent 69% of the Shares in issue at the Closing Date (without giving effect to any exercise of the over-allotment option).

Under the terms and subject to the conditions contained in a subscription and purchase agreement to be entered into between the Petroplus Holdings AG, the selling shareholder and the Managers (the "**Underwriting Agreement**"), the Managers will undertake, severally but not jointly, to purchase the New Shares and the Existing Shares at the Offer Price. Each Manager will purchase the number of Offered Shares set forth opposite its name in the table below:

Name	Percentage of Offered Shares	Number of Offered Shares
Credit Suisse[(1)]	31.5%	12,600,000
Morgan Stanley Bank AG	31.5%	12,600,000
UBS Investment Bank[(2)]	31.5%	12,600,000
Natexis	3.5%	1,400,000
Bank Vontobel AG	2.0%	800,000
Total Offered Shares	**100%**	**40,000,000**

(1) Together with its affiliate Credit Suisse International.

(2) Together with its affiliate UBS Limited.

Pursuant to the Underwriting Agreement, we and the selling shareholders have granted to the Managers an option exercisable within 30 days after the first day of trading, to subscribe for up to 6,000,000 Additional Shares, at the Offer Price, to cover over-allotments, if any, made in connection with the Offering and short positions resulting from sales of our Shares effected by the Stabilization Manager during the stabilization period to be covered. If the over-allotment option is exercised, the Managers have agreed severally but not jointly, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Offered Shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of Offered Shares.

The Managers propose to resell the Offered Shares and any such Additional Shares at the Offer Price by way of (i) a public offering to retail and institutional investors in Switzerland, (ii) a private placement in the United States to persons reasonably believed to be QIBs in reliance on Rule 144A and (iii) a private placement outside Switzerland and the United States to selected institutional investors. All offers and sales outside of the United States will be made in reliance on Regulation S. Shareholders, investors and depository banks should advise themselves of applicable laws and regulations. See also "Notice to Investors in the United States" and "—Transfer and Offering Restrictions".

The Underwriting Agreement provides that the Joint Bookrunners on behalf of the Managers will procure purchasers for, or if unsuccessful in procuring purchasers, will severally purchase the Offered Shares from Petroplus Holdings AG and the selling shareholder at the Offer Price, less commissions. Petroplus Holdings AG and the selling shareholder have agreed to pay commissions, which may be deducted from the proceeds of the Offering. Petroplus Holdings AG and the selling shareholder have also agreed to pay any taxes and duties (in particular the Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*)) relating to the sale and delivery of the Offered Shares or Additional Shares to the Managers or the sale and delivery by the Managers of such Shares to the initial purchasers thereof as contemplated in the Underwriting Agreement.

Petroplus Holdings AG has agreed to pay, among other expenses, the costs associated with the publication and distribution of the offering circular; certain legal expenses of Petroplus Holdings AG; costs of the accountants and other advisors retained by Petroplus Holdings AG; costs associated with the delivery of the Offered Shares and any Additional Shares; and all fees and expenses incurred in connection with the listing of the Shares on the SWX.

The Underwriting Agreement further provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

As more fully set out in the Underwriting Agreement, we and the selling shareholder have made certain representations and warranties and have agreed to indemnify the Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws, or to contribute to payments that the Managers may be required to make because of any of those liabilities.

Other Relationships

The Managers and certain of their affiliates have performed services for, or have a banking relationship with, us in the ordinary course of their business, including with respect to certain credit facilities that we have entered into and in connection with the distribution of certain of our products.

Lock-up Agreements with the Joint Bookrunners and the Managers

We have agreed that, for a period of 180 days after the first day of trading in the Shares, we will not (i) issue, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, except for options granted to our employees, management and directors pursuant to our stock option plan and shares issued upon the exercise of options granted pursuant to such stock option plan, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce our intention to do any of the foregoing whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) the issuance and sale of the Offered Shares or (B) Shares or other securities acquired by us in open-market transactions after completion of the Offering.

Each of our Senior Managers has agreed that, for a period of 360 days from the first day of trading in the shares, such person will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise dispose of (or publicly announce any such offer, sales or disposal), directly or indirectly, of any of our shares, or any securities convertible into or exercisable or exchangeable for our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares or (iii) announce its intention to do any of the foregoing without the prior written consent of the Joint Bookrunners. These restrictions do not apply to (A) transfers by way of will or (B) transfers by such Senior Manager to (1) such Senior Manager's immediate family (including a spouse, lineal descendants, father, mother, brother or sister, or the father, mother, brother or sister of such Senior Manager's spouse), (2) a trust, the beneficiaries of which are the Senior Manager and/or members of such person's immediate family or (3) a public or private charitable organization or foundation (recognized as being charitable under the laws governing its incorporation or organization); provided in each case that the donee or transferee agrees in writing to be bound by the same restrictions above. The foregoing shall not apply to shares or other securities acquired in open-market transactions after completion date of the Offering.

In addition, the selling shareholder has agreed that, for a period of 180 days from the first day of trading in the Shares, the selling shareholder will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, or otherwise transfer or dispose of (or publicly announce any such issuance, offer, sale or disposal), directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act relating to, any other of our shares or any securities convertible into or exchangeable or exercisable for our shares or warrants or other rights to purchase any of our shares, (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) announce its intention to do any of the foregoing whether any such transaction described in

clause (i) or (ii) above is to be settled by delivery of our shares or other securities, in cash or otherwise, without the prior written consent of the Joint Bookrunners. The foregoing shall not apply to (A) the sale of the Offered Shares, (B) any distributions of shares made by the selling shareholder to its shareholders or beneficiaries, provided that such shareholders or beneficiaries agree in writing to be bound by the same restrictions above and (C) shares or other securities acquired by the selling shareholder in open-market transactions after the completion of the Offering.

Stabilization

In connection with the Offering, Morgan Stanley Bank AG, as Stabilization Manager, or persons acting on behalf of the Stabilization Manager, may, on behalf of the Managers, over-allot and effect transactions with respect to the Shares with a view to stabilizing or maintaining the market price of the Shares at a level higher than that which might otherwise prevail. Such transactions may be effected on the SWX, in the over-the-counter market or otherwise. However, there is no assurance that the Stabilization Manager, or persons acting on behalf of the Stabilization Manager, will undertake any such stabilization activities. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Other than as required by law, the Stabilization Manager does not intend to disclose the extent of any over-allotment and/or stabilization transactions in connection with the Offering or the amount of any long or short positions.

Offer Price

The Offer Price range is CHF 55 to CHF 68 per Offered Share, and the Offer Price will be determined by us, the selling shareholder and the Joint Bookrunners following an institutional bookbuilding procedure on the basis of demand for the Offered Shares during the bookbuilding period and general market conditions. Prior to the Offering, there has been no public market in the Shares and no assurances can be given that an active trading market will develop or that the Shares will trade at or above the Offer Price. The Offer Price is expected to be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85) and to be published via electronic information services on or about November 29, 2006.

Bookbuilding Period

The bookbuilding period will commence on November 13, 2006 and end on November 29, 2006, 12:00 noon. (Swiss time). We, together with the Managers, reserve the right to extend or shorten the bookbuilding period or terminate the Offering at any time and for any reason. The Managers will severally offer the Offered Shares, subject to receipt and acceptance by them of, and their right to reject, any order in whole or in part.

Share Capital After the Offering

Immediately following completion of the Offering, Petroplus Holdings AG's nominal issued share capital will be up to CHF 535,529,988 (or CHF 560,315,988 if the over-allotment option is exercised in full), divided into up to 58,336,600 (or 61,036,600 if the over-allotment option is exercised in full) fully paid-up registered Shares with a nominal value of CHF 9.18 each.

The Offered Shares represent 69% of Petroplus Holdings AG total issued and outstanding share capital (75% if the over-allotment option is exercised in full).

Listing Agent

In accordance with Article 50 of the SWX Listing Rules, Credit Suisse being recognized as an expert by the Admission Board of the SWX, has filed on behalf of Petroplus Holdings AG, an application for the listing of the Shares on the SWX.

Listing, Trading and Clearing Codes

In connection with the Offering, application has been made by Credit Suisse, on behalf of Petroplus Holdings AG, to list all our Shares in issue after the Offering, together with our conditional capital amount of CHF 230,191,254, on the main segment of the SWX. It is expected that the Shares will be listed, and that trading in them will commence, on or about November 30, 2006.

The Shares will be listed under the Swiss Security number (*Valorennummer*) 2 775 224 at the SWX. The ISIN is CH0027752242. The SWX ticker symbol will be PPHN and the common code will be 027460194.

Closing

Delivery of the Offered Shares against payment of the Offer Price is expected to occur on or about December 5, 2006, or on such other date as Petroplus Holdings AG, the selling shareholder and the Joint Bookrunners may agree in writing. The Underwriting Agreement provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our business. The Joint Bookrunners, acting on behalf of the Managers, also have the right to terminate the Underwriting Agreement upon the occurrence of certain events.

Form of Shares

Pursuant to the articles of association as at the day of the Offering, the Offered Shares will not be issued in certificated form but will be delivered in book-entry form only, into collective custody at SIS. Shareholders do not have the right to ask for printing or delivery of share certificates, but registered shareholders may, however, at any time demand that Petroplus Holdings AG issue a confirmation of such shareholder's shareholding (*aufgehobener Titeldruck*). See "Additional Information".

Voting Rights

Each Share carries one vote. See "Description of Share Capital and Shares—Description of the Shares".

Dividends

The Shares will be entitled to dividends paid, if any, for the first time for the financial year ending December 31, 2006, for which a dividend may be paid in 2007. See "Dividends and Dividend Policy". We cannot offer any assurance that a distributable net profit will actually be available in future fiscal years and/or in what amount any dividends may be paid out.

Dividends paid on the Shares are subject to Swiss withholding tax. See "Certain Swiss and U.S. Federal Income Tax Considerations—Swiss Taxation—Withholding Tax".

Amendments and Changes

Any notices containing amendments or changes to the terms of the Offering or the offering circular will be posted on https://www.petroplus.ch/encore/PPHN_OC.pdf (user login identification name: encore-access; password: Enc-0r3+85) and announced through electronic media in Switzerland and are expected to be published in a German-language and a French-language newspaper in Switzerland.

Authorizations

This offering circular and the participation of Petroplus Holdings AG in the Offering, as well as the listing of the Shares on the SWX, were approved by the board of directors on November 8, 2006.

Transfer and Offering Restrictions

Prospective investors in the Shares offered hereby must familiarize themselves and comply with all applicable laws and regulations relating to the offer, sale and transfer of such Shares.

United States

The Offered Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold pledged or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, each Manager has acknowledged and agreed that it will not offer or sell the Offered Shares in this Offering within the United States, except to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act. Transfers of the Offered Shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Important Information About the Offering".

Australia

This offering circular has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange, and is not a disclosure document for the purposes of Australian law. This offering circular (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of Offered Shares in Australia (including an offer or invitation received by a person in Australia) and no Offered Shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D. 2 or Division 2 of Part 7.9 of the Corporations Act 2001 (Cth). Restrictions on the resale of the Shares in Australia may also apply under Australia's Corporations Act and, as such, professional advice should be obtained in such a situation.

Japan

The Offered Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended, (the "SEL") and, accordingly, each Manager has undertaken that it has not offered or sold, or will not offer or sell, any Offered Shares, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, or to others for reoffering or resale directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person, except under circumstances which will result in the compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "**Japanese Person**" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Offered Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offered Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Offered Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Petroplus Holdings AG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offers of the Offered Shares to the public" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase any Offered Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to the other selling restrictions set out below.

United Kingdom

Each Manager has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to Petroplus Holdings AG; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Offered Shares that has been approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers*; no Offered Shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the Offered Shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (*investisseurs qualifiés*) and/or a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the *Code monétaire et financier*. The direct or indirect distribution to the public in France of any so acquired Offered Shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the *Code monétaire et financier* and applicable regulations thereunder.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the Offered Shares and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*) (the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, the Offered Shares may not and will not be offered, sold or delivered, nor may or will copies of the offering circular or any other documents relating to the Offered Shares be distributed in Italy, except (i) to professional investors (*operatoriqualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "**Regulation No. 11522**"), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the Offered Shares or distribution of copies of the offering circular or any other document relating to the Offered Shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Offered Shares in the Offering is solely responsible for ensuring that any offer or resale of the Offered Shares it purchased in the Offering occurs in compliance with applicable laws and regulations.

The offering circular and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive; the provisions under the heading "—European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Spain

The offer of Offered Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Offered Shares will be offered or sold in Spain nor may this offering circular or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

United Arab Emirates

This offering circular is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (the "UAE"). The Offered Shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities market or with any other UAE exchange.

The Offered Shares have not been approved by the UAE Central Bank or any other relevant licensing authorities in the United Arab Emirates, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. This offering circular is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The Offered Shares may not be offered or sold directly or indirectly to the public in the UAE.

Bahrain

This offering circular has not been reviewed by the Bahrain Monetary Agency ("BMA"). This offering circular may not be circulated within the Kingdom of Bahrain nor may any of the Offered Shares be offered for subscription or sold, directly or indirectly, nor may any invitation or offer to subscribe for any Offered Shares be made to persons in the Kingdom of Bahrain. The BMA is not responsible for our performance.

Canada

This document is not, and under no circumstances is it to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offense.

Representations and Agreements by Purchasers

The Offering is being made in Canada only in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Prince Edward Island, New Brunswick, Nova Scotia and Newfoundland & Labrador (the "**Canadian Jurisdictions**") by way of a private placement of Offered Shares. The Offering in the Canadian Jurisdictions is being made pursuant to this document through the Managers named in this document or through their selling agents who are permitted under applicable law to distribute such securities in Canada. Each Canadian investor who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that: (1) the offer and sale was made exclusively through this document and was not made through an advertisement of the Offered Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (2) such investor has read and understood the terms referred to below under "—Canadian Resale Restrictions"; (3) where required by law, such investor is, or is deemed to be, acquiring the Offered Shares as principal for its own account in accordance with the laws of the

Canadian Jurisdiction in which the investor is resident and not as agent or trustee; and (4) such investor or any ultimate investor for which such investor is acting as agent is entitled under applicable Canadian securities laws to acquire the Offered Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of an investor resident in a province or territory other than Ontario and Newfoundland & Labrador, without the Manager having to be registered; (ii) in the case of an investor resident in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, New Brunswick, Nova Scotia or Prince Edward Island such investor is an "accredited investor" as defined in section 1.1 of National Instrument 45-106—Prospectus and Registration Exemptions ("**NI 45-106**"); (iii) in the case of an investor resident in Ontario or Newfoundland & Labrador, such investor, or any ultimate investor for which such investor is acting as agent (a) is an "accredited investor", other than an individual, as defined in NI 45-106 and is a person to which a dealer registered as an international dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario) (the "OSA") or section 86 of the Regulation under the Securities Act (Newfoundland & Labrador) (the "NLSA") may sell the Offered Shares or (b) is an "accredited investor", including an individual, as defined in NI 45-106 who is purchasing the Offered Shares from a fully registered dealer within the meaning of section 204 of the Regulation to the OSA or section 169 of the Regulation under the NLSA; and (5) such investor, if not an individual or an investment fund, has a pre-existing purpose and was not established solely or primarily for the purpose of acquiring the Offered Shares in reliance on an exemption from applicable prospectus requirements in the Canadian Jurisdictions.

Each resident of Ontario who purchases the Offered Shares will be deemed to have represented to Petroplus Holdings AG, the selling shareholder and the Managers that such investor: (a) has been notified by Petroplus Holdings AG (i) that Petroplus Holdings AG is required to provide information ("**personal information**") pertaining to the investor as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any Offered Shares purchased), which Form 45-106F1 is required to be filed by Petroplus Holdings AG under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the "OSC") in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) that the public official in Ontario who can answer questions about the OSC's indirect collection of such personal information is the Administration Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, telephone: +1 (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Further, the investor acknowledges that its name, address, telephone number and other specified information, including the number of Offered Shares it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. Each resident of a Canadian Jurisdiction other than Ontario who purchases the Offered Shares hereby acknowledges to Petroplus Holdings AG and the Managers that its name and other specific information, including the number of Offered Shares it has purchased and the aggregate purchase price to the investor, may be disclosed to Canadian securities regulatory authorities and become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the Offered Shares, each Canadian investor consents to the disclosure of such information.

Selling Restrictions

Each Manager has agreed that (a) no prospectus has been issued or will be issued in respect of the Offered Shares for distribution to the public under applicable Canadian securities laws, and (b) the Offered Shares may not be offered or sold, directly or indirectly, in Canada except with the consent of the Managers and in compliance with applicable Canadian securities laws and accordingly, any sales of Offered Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws and (ii) pursuant to an exemption from the prospectus requirements of such laws.

Language of Document

Each purchaser of Offered Shares in Canada that receives a purchase confirmation hereby agrees that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of such Offered Shares be drafted in the English language only. *Chaque acheteur au Canada des valeurs mobilières recevant un avis de confirmation à l'égard de son acquisition reconnaît que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des valeurs mobilières soient rédigés uniquement en anglais.*

Canadian Resale Restrictions

The distribution of the Offered Shares in the Canadian Jurisdictions is being made on a private placement basis. Accordingly, any resale of the Offered Shares must be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements of applicable provincial securities laws and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made outside of Canada, depending on the circumstances. Purchasers of Offered Shares are advised to seek legal advice prior to any resale of Offered Shares.

Petroplus Holdings AG is not, and may never be, a "reporting issuer", as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Offered Shares will be offered and there currently is no public market for any of the securities of Petroplus Holdings AG in Canada, including the Offered Shares, and one may never develop. Under no circumstances will Petroplus Holdings AG be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory of Canada. Canadian investors are advised that Petroplus Holdings AG currently has no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Offered Shares to the public in any province or territory in Canada.

Rights of Action for Damages or Rescission

Securities legislation in some of the Canadian Jurisdictions provides some purchasers, in addition to any other rights they may have at law, with a remedy for rescission or damages or both where an offering memorandum and any amendment to it and, in some cases, advertising and sales literature used in connection therewith, contains a misrepresentation. Those remedies, or notice with respect thereto, must be exercised, or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation. ***Prospective purchasers should refer to the applicable provisions of the relevant securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights may be available to them.*** The enforceability of these rights may be limited as described below under "—Enforcement of Legal Rights".

The rights of action discussed below will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant Manager of the purchase price for the Offered Shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors resident in other Canadian Jurisdictions under local provincial securities laws.

Rights for Purchasers in Ontario

Securities legislation in Ontario provides investors in Offered Shares pursuant to this offering circular with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this offering circular or any amendment to it, contains a "Misrepresentation". Where used herein, "Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by the applicable securities legislation.

Section 130.1 of the OSA provides that every purchaser of securities pursuant to an offering memorandum (such as this offering circular) shall have a statutory right of action for damages or rescission against the issuer in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of

distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer provided that:

(a) if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer;

(b) the issuer will not be liable if it proves that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c) the issuer will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d) in no case shall the amount recoverable exceed the price at which the securities were offered.

Subject to the paragraph below, all or any one or more of the issuer and any selling securityholder are jointly and severally liable, and every person or company who becomes liable to make any payment for a Misrepresentation may recover a contribution from any person or company who, if sued separately, would have been liable to make the same payment, unless the court rules that, in all the circumstances of the case, to permit recovery of the contribution would not be just and equitable.

Despite the paragraph above, the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the Misrepresentation was not based on information provided by the issuer, unless the Misrepresentation (a) was based on information that was previously publicly disclosed by the issuer, (b) was a Misrepresentation at the time of its previous public disclosure and (c) was not subsequently publicly corrected or superseded by the issuer prior to the completion of the distribution of the securities.

Section 138 of the OSA provides that no action shall be commenced to enforce these rights more than:

(a) in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b) in the case of an action for damages, the earlier of:

(i) 180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii) three years from the day of the transaction that gave rise to the cause of action.

The rights referred to in section 130.1 of the OSA do not apply in respect of an offering memorandum (such as this offering circular) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus requirement in section 2.3 of NI 45-106 (the "**accredited investor exemption**") if the prospective purchaser is:

(a) a Canadian financial institution (as defined in NI 45-106) or a Schedule III bank,

(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada), or

(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

The foregoing summary is subject to the express provisions of the OSA and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which Petroplus Holdings AG and the selling shareholder may rely.

Rights for Purchasers in New Brunswick

Pursuant to section 150 of the Securities Act (New Brunswick), if an offering memorandum (such as this offering circular), together with any amendment thereto or any information relating to the offer, delivered to a New Brunswick purchaser in connection with a distribution of securities, contains a misrepresentation and it was a misrepresentation at the time of purchase, the purchaser will be deemed

to have relied upon the misrepresentation and will, as provided below, have a right of action against the issuer and any selling securityholders for damages, or for rescission, in which case, if the purchaser elects to exercise the right of rescission, the purchaser will have no right of action for damages, provided that among other limitations:

(a) no person is liable in an action for damages or rescission, if the person proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in an action for damages, the defendant is not liable for all or any portion of the damages that the defendant proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied on;

(c) the issuer shall not be liable where it is not receiving any proceeds from the distribution of the securities being distributed and the misrepresentation was not based on information provided by the issuer unless the misrepresentation (i) was based on information that was previously publicly disclosed by the issuer, (ii) was a misrepresentation at the time of its previous public disclosure, and (iii) was not subsequently publicly corrected or superseded by the issuer before the completion of the distribution of the securities being distributed; and

(d) in no case shall the amount recoverable under these rights of action exceed the price at which the securities were offered.

In case of an action for rescission, no action shall be commenced more than 180 days after the date of the transaction that gave rise to the cause of action and in the case of any action, other than an action for rescission, no action shall be commenced more than the earlier of (a) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and (b) six years after the date of the transaction that gave rise to the cause of action.

Rights for Purchasers in Nova Scotia

In the event that an offering memorandum (such as this offering circular), together with any amendments thereto, or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) is delivered to a Nova Scotia purchaser and contains a misrepresentation, the purchaser will be deemed to have relied upon such misrepresentation, if it was a misrepresentation at the time of purchase and has, subject to certain limitations and defences, a statutory right of action for damages against the seller and every director of the seller at the date of the offering memorandum or, alternatively, a right of rescission against the seller (in which case the purchaser shall have no right of action for damages) against the seller and the directors of the seller at the date of the offering memorandum, provided that, among other limitations:

(a) no person or company will be liable if it proves that the purchaser purchased the securities with knowledge of the misrepresentation;

(b) in the case of an action for damages, no person or company will be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable exceed the price at which the securities were offered. In addition, no person or company (other than a seller if the seller is also the issuer) will be liable if such person or company proves that: (i) the offering memorandum or the amendment to the offering memorandum was sent or delivered to the purchaser without the person's or company's knowledge or consent and that, on becoming aware of its delivery, the person or company gave reasonable general notice that it was delivered without the person's or company's knowledge or consent, (ii) after delivery of the offering memorandum or the amendment to the offering memorandum and before the purchase of the securities by the purchaser, on becoming aware of any misrepresentation in the offering memorandum, or amendment to the offering memorandum, the person or company withdrew the person's or company consent to the offering memorandum, or amendment to the offering memorandum, and gave reasonable general notice of the withdrawal and the reason for it, or (iii) with respect to any part of the offering memorandum or amendment to the offering memorandum purporting (A) to be made on the authority of an expert, or (B) to be a copy of, or an extract from, a report, an opinion or a statement of an expert, the person or company had no reasonable grounds to believe and did not believe that (1) there had been a misrepresentation, or (2) the relevant part of the offering memorandum or amendment to the offering memorandum did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement or the expert.

Furthermore, no person or company (other than the seller if the seller is also the issuer) will be liable under section 138 of the Securities Act (Nova Scotia) with respect to any part of the offering memorandum or amendment to the offering memorandum not purporting (i) to be made on the authority of an expert, or (ii) to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company (A) failed to conduct a reasonable investigation to provide reasonable grounds for a belief that there had been no misrepresentation, or (B) believed that there had been a misrepresentation. If a misrepresentation is contained in a record incorporated by reference in, or deemed incorporated into, the offering memorandum or amendment to the offering memorandum, the misrepresentation is deemed to be contained in the offering memorandum or amendment to the offering memorandum.

No action may be commenced to enforce the right of action as described above more than 120 days after the date on which payment was made for the securities or after the date on which the initial payment for the securities was made where payments subsequent to the initial payment are made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

Rights for Purchasers in Saskatchewan

Section 138 of The Securities Act, 1988 (Saskatchewan), as amended (the "**Saskatchewan Act**") provides that where an offering memorandum (such as this offering circular) or any amendment to it is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by the offering memorandum or any amendment to it is deemed to have relied upon that misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for rescission against the issuer or a selling security holder on whose behalf the distribution is made or has a right of action for damages against:

(a) the issuer or a selling security holder on whose behalf the distribution is made;

(b) every promoter and director of the issuer or the selling security holder, as the case may be, at the time the offering memorandum or any amendment to it was sent or delivered;

(c) every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

(d) every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering memorandum or the amendment to the offering memorandum; and

(e) every person who or company that sells securities on behalf of the issuer or selling security holder under the offering memorandum or amendment to the offering memorandum.

Such rights of rescission and damages are subject to certain limitations including the following:

(a) if the purchaser elects to exercise its right of rescission against the issuer or selling security holder, it shall have no right of action for damages against that party;

(b) in an action for damages, a defendant will not be liable for all or any portion of the damages that it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

(c) no person or company, other than the issuer or a selling security holder, will be liable for any part of the offering memorandum or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

(d) in no case shall the amount recoverable exceed the price at which the securities were offered; and

(e) no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than the issuer or selling security holder, will be liable if the person or company proves that (a) the offering memorandum or any amendment to it was sent or delivered without the person's or company's knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered or (b) with respect to any part of the offering memorandum or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering memorandum or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser is deemed to have relied on the misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are sold in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering memorandum or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than (a) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or (b) in the case of any other action, other than an action for rescission, the earlier of: (i) one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or (ii) six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides a purchaser who has received an amended offering memorandum delivered in accordance with subsection 80.1(3) of the Saskatchewan Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person who or company that is selling the securities, indicating the purchaser's intention not to be bound by the purchase agreement, provided such notice is delivered by the purchaser within two business days of receiving the amended offering memorandum.

Enforcement of Legal Rights

All of the directors and officers (or their equivalents) of Petroplus Holdings AG and the selling shareholder, as well as any experts named herein, may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon Petroplus Holdings AG, the selling shareholder or such experts. All or a substantial portion of the assets of Petroplus Holdings AG, the selling shareholder and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Petroplus Holdings AG, the selling shareholder or such experts in Canada or to enforce a judgment obtained in Canadian courts against Petroplus Holdings AG, the selling shareholder or such experts outside of Canada.

Canadian Tax Considerations and Eligibility for Investment

This document does not address the Canadian tax consequences of ownership of the Offered Shares. Prospective purchasers of Offered Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances and with respect to the eligibility of the Offered Shares for investment by purchasers under relevant Canadian legislation.

CERTAIN SWISS AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of Shares based on the tax laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions of Switzerland and the United States in effect on the date of this offering circular. Tax consequences are subject to changes in Swiss or U.S. law (or subject to changes in interpretations of such laws), including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland and the United States. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Shares. Investors are advised to consult their own tax advisors as to Swiss, U.S. or other tax consequences of the acquisition, ownership and disposition of Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of Shares in light of the holder's particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of Shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of Shares.

Withholding Tax

Any dividends and similar distributions of profit and reserves made by Petroplus Holdings AG in respect of the Shares, including stock dividends and the distribution of any liquidation proceeds in excess of the nominal value of the Shares are subject to Swiss Federal Withholding Tax (*Verrechnungssteuer, impôt anticipé*) (**"Withholding Tax"**), imposed on the gross amount at the current rate of 35%. Thus, Petroplus Holdings AG may only pay out 65% of the gross amount of any dividends to the shareholder. A portion equal to 35% of the gross amount of such dividends must be paid to the Swiss Federal Tax Administration. The redemption of Shares by Petroplus Holdings AG may under certain circumstances (in particular, if the Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Withholding Tax purposes with the effect that Withholding Tax at the current rate of 35% is due on the difference between the redemption price and nominal value of the redeemed Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Shares are entitled to full subsequent relief of the Withholding Tax, either through a tax refund or through credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance. The same holds true for foreign resident investors who hold Shares through a permanent establishment or a fixed place of business situated in Switzerland, as defined for tax purposes. Other non-Swiss resident beneficiaries of dividends and similar distributions in respect of Shares may be entitled to a partial or full refund of the Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence (**"Tax Treaty"**).

The non-Swiss resident recipient of a taxable distribution may be entitled to a full or partial refund of the Withholding Tax, if the country in which the non-Swiss resident resides for tax purposes has entered into a Tax Treaty with Switzerland and the further conditions of such treaty are met. Non-Swiss resident holders should be aware that the procedures for claiming Tax Treaty refunds (and the time frame required for obtaining a refund) might differ from country to country. Non-Swiss resident holders should consult their own tax advisor regarding the tax consequences of the receipt, ownership, purchase, sale or other dispositions of the Shares and the procedure for claiming a refund of the Withholding Tax. If the non-Swiss resident holder holds the Shares through a permanent establishment

or fixed place of business situated in Switzerland, the entitlement to refunds of the Withholding Tax is governed by Swiss domestic law.

As of June 30, 2006, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Greece	Macedonia	Slovenia
Argentina*	Hungary	Malaysia	South Africa
Australia	Iceland	Mexico	South Korea
Austria	India	Moldova	Spain
Belarus	Indonesia	Mongolia	Sri Lanka
Belgium	Iran	Morocco	Sweden
Bulgaria	Ireland	Netherlands	Thailand
Canada	Israel	New Zealand	Trinidad and Tobago
China	Italy	Norway	Tunisia
Croatia	Ivory Coast	Pakistan	Ukraine
Czech Republic	Jamaica	Philippines	United Kingdom
Denmark	Japan	Poland	United States
Ecuador	Kazakhstan	Portugal	Uzbekistan
Egypt	Kuwait	Romania	Venezuela
Estonia	Kyrgyzstan	Russia	Vietnam
Finland	Latvia	Serbia and Montenegro	
France	Lithuania	Singapore	
Germany	Luxembourg	Slovakia	

* Not in force but provisionally applied by the Federal Tax Administration since January 1, 2001

In addition, negotiations have been completed for new bilateral treaties with Armenia, Algeria, Azerbaijan, Bangladesh, Georgia and Zimbabwe.

Income and Profit Tax

Income Tax for Individuals: An individual who is a Swiss resident for tax purposes, or a non-Swiss resident holding Shares as part of a permanent establishment or a fixed place of business situated in Switzerland, receiving dividends and similar distributions (including liquidation proceeds and stock dividends) from Petroplus Holdings AG, has to include these distributions in his or her personal tax return and owes income taxes on the corresponding amounts.

Profit Tax for Legal Entities: Legal entities resident in Switzerland or non-Swiss resident entities holding Shares as part of a Swiss permanent establishment are required to include all taxable distributions received on the Shares in their profit and loss statement relevant for profit tax purposes; the taxable distribution is generally subject to profit taxes. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief with respect to distributions (*Beteiligungsabzug*), provided such Shares represent at the time of the distribution or at the closing date of the relevant financial statements at least 20% of the share capital or a fair market value of at least CHF 2 million.

A holder of Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions in respect of the Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident.

Net Worth and Capital Taxes

An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Shares as part of a permanent establishment or fixed place of business situated in Switzerland, is required to include his or her Shares in his or her wealth that is subject to cantonal and communal net worth tax. No net worth tax is levied at the federal level.

Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital

tax is levied on the basis of the net equity of the legal entities. Usually, the acquisition of Shares should not influence the equity of a legal entity and should therefore have only limited influence on its capital tax charge. However, the acquisition of Shares may change the basis for international or intercantonal allocation of the taxable equity of the legal entity. No capital tax is levied at the federal level.

Taxes on Capital Gains upon Disposal of Shares

Individuals: Individuals who are resident in Switzerland for tax purposes and hold Shares as part of his or her private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, Share sale proceeds of a private individual may be recharacterized into taxable dividend income. Upon repurchase of Shares by Petroplus Holdings AG, the portion of the repurchase price in excess of the nominal amount may under certain circumstances not be classified as tax-exempt capital gain but as taxable income. Capital gains realized by an individual on Shares that are held as part of its business assets are subject to income taxation and social security contributions.

Legal Entities: Capital gains realized by legal entities resident in Switzerland for tax purposes or foreign legal entities holding Shares as part of a Swiss permanent establishment are generally subject to ordinary income or profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of Shares (*Beteiligungsabzug*), provided such Shares represent at the time of disposal at least 20% of the share capital and were held for at least one year.

Non-resident Individuals and Legal Entities: Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realized upon the disposal of the Shares.

Gift and Inheritance Taxes

The transfer of Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the deceased or the donator was resident for tax purposes in a canton levying such taxes.

Stamp Duty on Issuance of Shares

The issuance of shares is subject to Federal Issuance Stamp Duty (*Emissionsabgabe*) at a current rate of 1% of the issuance price of the shares net of certain costs incurred in connection with an offering.

Stamp Duty for Securities Dealing

The transfer of new Shares to the initial purchasers at the Offer Price is not subject to Swiss Federal Securities Transfer Stamp Tax. The transfer of existing Shares in the manner contemplated in this offering circular and any Share transfers after the Offering may be subject to a Swiss Federal Securities Transfer Stamp Tax (*Umsatzabgabe*) at a current rate of up to 0.15%, as well as the SWX turnover fee of currently up to 0.02% (including the Federal Banking Commission surcharge), both calculated on the purchase price or the sale proceeds, respectively, if such transfer occurs through or with a Swiss bank or another Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act. The selling shareholder will bear any Swiss Federal Securities Transfer Stamp Tax becoming due upon the sale and delivery of the Existing Shares to the Managers or the sale and delivery by the Manager of such Shares to the initial purchasers thereof, as contemplated in the Underwriting Agreement.

The sale of Shares through a non-Swiss bank or other non-Swiss securities dealer may also be subject to the Swiss Federal Securities Transfer Stamp Tax if (i) such non-Swiss bank or securities dealer is a member of the SWX Swiss Exchange, and (ii) the sale takes place on the SWX Swiss Exchange. The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss Federal supervisory authorities are exempt from their portion of the Swiss Federal Securities Transfer Stamp Tax: investment funds, social security institutions, pension funds, life insurance companies and certain non-Swiss quoted companies and their non-Swiss

consolidated group companies. In addition, Swiss investment funds as defined in the Swiss Federal Act on Investment Funds are also exempt from the Swiss Federal Securities Transfer Stamp Tax.

U.S. Federal Income Taxation

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion addresses only U.S. Holders (as defined below) that purchase Offer Shares in the Offering at the original Offering Price, hold Shares as capital assets and use the U.S. dollar as their functional currency. The discussion is a general summary and does not describe all tax considerations that may be relevant to a particular holder. It is not a substitute for tax advice. The discussion does not describe all U.S. federal income tax considerations that may be relevant to the acquisition, ownership or disposition of Shares by particular investors, and does not address U.S. state or local taxes, foreign taxes or U.S. federal taxes other than income tax. In particular, this summary does not address the tax treatment of particular purchasers, some of which are subject to special rules, such as banks, insurance companies, financial institutions, securities dealers, traders in securities that elect to mark to market, tax-exempt entities, individual retirement accounts and other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. expatriates, purchasers that own (or are deemed to own) 10% or more of the voting stock of Petroplus Holdings AG, purchasers liable for the alternative minimum tax and purchasers that will hold the Shares as part of a hedge, straddle, conversion, or other integrated or constructive sale transaction. This discussion does not address U.S. Holders that will hold Shares as part of the business property of a permanent establishment located outside the United States. Petroplus Holdings AG believes, and this discussion assumes, that it is not and will not become a passive foreign investment company ("PFIC").

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF SWITZERLAND, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) a U.S. citizen or resident alien, (ii) a corporation (or other business entity taxable as a corporation) created in or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court.

The U.S. federal income tax treatment of a partner in a partnership purchasing, owning and disposing of Shares will generally depend on the status of the partner and the activities of the partnership. A prospective purchaser that is a partnership and its partners should consult their tax advisors concerning the U.S. federal income tax consequences to partners in such partnership of the acquisition, ownership and disposition of Shares by the partnership.

Dividends

Subject to the PFIC rules described below, a U.S. Holder generally must include dividends (including the amount of Swiss tax withheld) on the Shares (other than certain pro rata distributions of Shares to all shareholders) in their gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

Provided that Petroplus Holdings AG is not a PFIC in the year of distribution or in the immediately preceding taxable year and is eligible for benefits under the income tax treaty between the United States and Switzerland ("**US-Switzerland Treaty**"), dividends should qualify for the reduced rate available to non-corporate U.S. Holders that meet certain eligibility requirements (including holding period) on qualified dividend income received in taxable years beginning before January 1, 2011. Dividends paid in Swiss francs will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Swiss francs at the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a

subsequent conversion of Swiss francs into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the US-Switzerland Treaty may claim a reduced 15% rate of Swiss withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility for reduction of Swiss withholding tax. Subject to generally applicable limitations, a U.S. Holder may claim a deduction or a foreign tax credit for Swiss tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have avoided by claiming benefits under the treaty. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Disposition

Subject to the PFIC rules described below, a U.S. Holder will recognize capital gain or loss on the sale or other disposition of Shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the Shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars on the sale or other disposition of Shares will realize an amount equal to the U.S. dollar value of the currency received on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any gain or loss on a subsequent conversion of the currency into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Petroplus Holdings AG believes that it is not now and, based on its current assets, income and operating activities, does not expect to become, a PFIC. A foreign corporation will be a PFIC in any taxable year when, taking into account the income and assets of certain 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. PFIC status is determined annually and depends upon the composition of a company's income and assets, its activities and the market value of its assets from time to time. The valuation of Petroplus Holdings AG's assets will depend, in part, on the market value of its shares, which will vary. Accordingly, there can be no assurance that Petroplus Holdings AG will not be a PFIC for any taxable year.

If Petroplus Holdings AG were a PFIC in any year when a U.S. Holder owns its Shares, the U.S. Holder would be subject to additional taxes on any excess distributions received from Petroplus Holdings AG and any gain realized from the sale or other disposition of its Shares (regardless of whether Petroplus Holdings AG continues to be a PFIC). A U.S. Holder would have an excess distribution to the extent that distributions on the Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over a U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before Petroplus Holdings AG became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. In addition, if Petroplus Holdings AG were a PFIC, U.S. Holders could not treat dividends received as qualified dividend income taxable at a reduced rate and all U.S. Holders could be subject to additional tax.

If Petroplus Holdings AG were a PFIC, a U.S. Holder might be able to avoid some of the tax consequences described above by electing to mark the Shares to market annually. Any gain from marking the Shares to market or from disposing of them is ordinary income. A U.S. Holder can recognize loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss recognized from marking the Shares to market is ordinary, but loss on disposing of them is capital loss except to the extent of unreversed gains. A U.S. Holder can elect to mark the Shares to market only if the Shares are marketable stock. The Shares will be marketable stock if they are traded (other than in de minimis quantities) on a qualified exchange for at least 15 days during each calendar quarter. The *Hauptsegment* of the Swiss Exchange should be a qualified exchange if, among other things, it maintains trading volumes, financial disclosure and other requirements designed to prevent fraud and protect investors. Each U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable.

If Petroplus Holdings AG were a PFIC, a U.S. Holder could not avoid the tax consequences just described by electing to treat Petroplus Holdings AG as a qualified electing fund ("QEF"), because Petroplus Holdings AG will not prepare the information that a U.S. Holder would need to make a QEF election.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of the Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

ADDITIONAL INFORMATION

Clearing Codes

The Swiss Security Number (*Valorennummer*) of the Shares is 2 775 224. The ISIN is CH0027752242. The Common Code is 027460194. The SWX ticker symbol will be PPHN.

Documents Available for Inspection

This offering circular and our articles of association are available for inspection during regular business hours at Petroplus Holdings AG's headquarters in Zug, Switzerland.

Auditors

Ernst & Young Ltd, Zurich, were appointed as auditors of Petroplus Holdings AG on August 22, 2006.

Paying Agent

As long as the Shares are listed on the SWX, Petroplus Holdings AG will maintain a principal paying agent (*Hauptzahlstelle*) in Switzerland. The principal paying agent for the Shares in Switzerland is Credit Suisse.

Notices

Pursuant to Petroplus Holdings AG's articles of association, its shareholder notices shall be made by regular mail or, at the discretion of the board of directors, by registered mail. Notices to third parties shall be made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*). According to the SWX Listing Rules, the board of directors may designate additional publications in which notices are published. Notices required under the SWX Listing Rules will be published in two Swiss newspapers with national circulation, with one such newspaper in German and the other in French.

Budgeted Capital Expenditures

The following table shows the geographical distribution of our budgeted acquisition and capital expenditures for the periods indicated:

	Six Months Ended December 31, 2006	Year Ended December 31, 2007
	($ million)	
Switzerland	$10	$ 22
Other	42	124
Total	$52	$146

You can find additional information about our budgeted acquisition and capital expenditures in "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Outlook—Budgeted Capital Expenditures".

Geographical Information

You can find information about our revenues by geographic market area in Note 28 to the Petroplus (Core Entities) Combined Financial Information for 2005 and Note 9 to the EPH Consolidated Financial Statements for 2005.

Shareholders' Meeting to be Held on the Pricing Day

Petroplus Holdings AG intends to hold an extraordinary shareholders' meetings on the day the Offering is priced with the following items on the agenda:

- Ordinary capital increase in an amount of up to CHF 165,240,000 through the issuance of up to 18,000,000 fully paid-up registered shares with a nominal value of CHF 9.18 each;

- creation of authorized and additional share capital each in the maximum amount of CHF 185,144,994 whereby the maximum amount of the authorized capital will be automatically reduced by the number of shares issued under conditional capital and vice versa, see "Description of Share Capital and Shares—Authorized Share Capital" and "Description of Share Capital and Shares—Share Capital and Share Capital Changes—Conditional Share Capital");
- Increase of the conditional capital for the issuance shares to directors, employees and consultants from CHF 44,434,798.56 to CHF 45,046,260 (for further information, see "Description of Share Capital and Shares—Conditional Share Capital").
- amendment of the articles of association to completely abolish the possibility of printing and delivery of certificates for registered shares (*Namenaktien mit aufgehobenem Titeldruck*), instead of registered shares (*Namenaktien mit aufgeschobenem Titeldruck*); and
- election of Maria Livanos Cattaui, Eija Malmivirta and Peter Backhouse, Patrick Monteiro de Barros, Markus Dennler, Walter Gruebler, Paddy Powers and Baran Tekkoa as new members of the board of directors replacing Pierre F. Lapeyre, David M. Leuschen and Ian Forsyth and determine the term of office for all members of the board of directors.

You can find additional information about these resolutions in "Board of Directors, Senior Management and Employees" and "Description of Share Capital and Shares".

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this offering circular.

"API gravity"	The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as: $\frac{141.5}{\text{Gravity of specific crude oil at } 15.6^{\circ}C} - 131.5$ Thus, the higher the API gravity is, the lighter is the crude oil.
"ARA"	Antwerp-Rotterdam-Amsterdam.
"Atmospheric distillation"	The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.
"Barrel" or "bbl"	Barrel of crude oil, 159 liters by volume.
"Biodiesel"	Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.
"Biofuel"	Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, rapeseed and soya.
"Bitumen"	The low-value residual product of crude-oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.
"Bonny Light"	Nigerian crude oil with API gravity of 36° and sulfur content of 0.2%.
"bpd"	Barrels per day.
"Brass River"	West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.
"Brent"	A light North Sea crude oil with approximately 38 API and a sulfur content of 0.4%.
"c.i.f."	Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.
"CO_2"	Carbon dioxide, a significant greenhouse gas.
"Complexity"	A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.
"Condensates"	Natural gas liquids used as feedstocks in oil refining.
"CPC Blend"	Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.

"Cracking"	The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of saturated hydrocarbons suitable for gasoline and other light fractions to be recovered from crude oil.
"Crack Spread"	A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.
"Dated Brent"	The price for prompt shipments of Brent crude as reported by price agencies. It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.
"Desulfurization" or "Hydrotreating"	A process to remove sulfur from petroleum products.
"Distillates"	Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil and jet kerosene but exclude gasoline and naphthas.
"ETBE"	Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.
"European Union"	Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom
"Feedstocks"	Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.
"Fluid catalytic cracking" or "FCC"	The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.
"f.o.b."	Free on board. A delivery term denoting that the seller is responsible for delivery goods on board a ship or other conveyance for carriage to the consignee at a specified loading port as defined in the ICC Incoterms 2000.
"Gasoil"	A liquid petroleum product with a boiling range temperature of 200°-370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The type of gasoil suitable for use in oil-fired heating plants and boilers is called heating oil, while the type suitable for internal combustion engines is called diesel.

"Gasoline"	A light liquid petroleum product that is typically used as a fuel for internal combustion engines.
"GWh"	Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.
"Heating oil"	A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.
"Heavy fuel oil"	Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.
"Heavy sour"	Crude oils with a sulfur content greater than 2.0% and density greater than 30%.
"Heavy sweet"	Crude oils with a sulfur content of less than 0.5% and density of greater than 30%.
"Hectare"	10,000 square meters.
"Hydrocracking"	The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.
"ICC Incoterms 2000"	Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.
"ISO"	The International Organization for Standardization.
"ISO 9001"	An international standard established by the ISO to certify quality management systems.
"ISO 14001"	An international standard established by the ISO to certify environmental management systems.
"Light sour"	Crude oils with a sulfur content between 0.5% and 1.0% and density less than 30%.
"Light sweet"	Crude oils with a sulfur content of less than 0.5% and density greater than 30%.
"LPG"	Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propene, butane, or butene as its main components, that has been liquefied to enable it to be transported and stored under pressure.
"Lubricants"	Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.
"LVN"	Light, virgin naphtha.
"Medium sour"	Crude oils with a sulfur content between 1.0% and 2.0% and density between 30% to 35%.
"MTBE"	Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.
"Naphtha"	A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in a reformer, producing high octane gasoline and hydrogen or other petrochemical products. Naphtha is also used as a chemical feedstock.

"Natural gas"	Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.
"Netback"	Sales price less all per unit costs.
"Northwest European crack spread"	The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".
"NO_x"	Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground-level air pollution such as smog.
"OHSAS 18001"	International standards used to certify occupational health and safety management systems.
"Petrochemicals"	Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.
"ppm"	Parts per million.
"Refinery"	A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.
"Refining margin"	The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).
"RBOB"	Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes RBOB used to meet requirements of the U.S. reformulated gasoline program.
"Reformulated gasoline"	An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasolines.
"Saharan Light"	Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.
"SO_2"	Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.
"Solvent"	A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.

"Spot market" .... A term used to describe the international trade in one-off cargoes or shipments of commodities, such as crude oil, in which prices closely follow demand and availability.

"Sulfur-free fuel" .... Fuel with a sulfur content less than 10 mg/kg (ppm).

"TAME" .... Tertiary amyl methyl ether.

"Thermal conversion" .... A chemical transformation resulting from an increase in temperature.

"Ton" .... One ton represents 1,000 kilograms or approximately 2,205 pounds.

"ULSD" .... Ultra low sulfur diesel.

"Urals" .... The Russian benchmark crude oil which is a medium sour crude oil.

"Vacuum distillation" .... A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.

"Vacuum gasoil" or "VGO" .... Also known as cat feed. Feedstock for fluid catalytic cracker used to make gasoline, No.2 oil and other byproducts.

"Visbreaking".................. A process by which the heavy intermediates oils derived from the two serial crude distillation process (primary and vacuum distillation) are subjected to thermal conversion to improve fuel oil viscosity.

(This page has been left blank intentionally.)

INDEX TO FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

Petroplus International B.V.

	Page
Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-4
Combined Income Statements for the Years Ended December 31, 2005 and 2004	F-5
Combined Balance Sheets as of December 31, 2005 and 2004	F-6
Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-7
Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-8
Notes to the Combined Financial Information	F-9
Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-63
Consolidated Income Statements for the Years Ended December 31, 2004 and 2003	F-64
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-65
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-66
Notes to the Consolidated Financial Statements	F-67
Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005	F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-87
Notes to the Interim Condensed Combined Financial Information	F-88

European Petroleum Holdings N.V.

	Page
European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004	
Independent Accountants' Report	F-100
Consolidated Income Statements for the Years Ended December 31, 2005 and 2004	F-101
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-102
Consolidated Cash Flow Statements for the Years Ended December 31, 2005 and 2004	F-103
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004	F-104
Notes to the Consolidated Financial Statements	F-105
European Petroleum Holdings N.V. Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003	
Independent Accountants' Report	F-147
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-148
Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003	F-149
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003	F-150
Notes to the Consolidated Financial Statements	F-151
European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005	
Independent Accountants' Report	F-164
Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005	F-165
Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-166
Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005	F-167
Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005	F-168
Notes to the Interim Condensed Consolidated Financial Statements	F-169

Petroplus Holdings AG

	Page
Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the six months ended June 30, 2006 and for the Year Ended December 31, 2005	
Independent Assurance Report	F-175
Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005	F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005	F-178
Notes to the Pro Forma Combined Financial Statements	F-180
Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of Offering date	
Independent Assurance Report	F-184
Pro Forma Balance Sheet as of Offering date	F-185
Notes to the Pro Forma Balance Sheet	F-186

Index to the Combined Financial Information

Petroplus (Core Entities) Historical Combined Financial Information for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report F-4

Combined Income Statements for the Years Ended December 31, 2005 and 2004 . . . . . F-5

Combined Balance Sheets at December 31, 2005 and 2004 . . . . . F-6

Combined Cash Flow Statements for the Years Ended December 31, 2005 and 2004 . . . . . F-7

Combined Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004 . F-8

Notes to the Combined Financial Information F-9

Schedules F-49

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE COMBINED FINANCIAL INFORMATION OF PETROPLUS INTERNATIONAL B.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We report on the combined financial information for the years ended December 31, 2005 and December 31, 2004 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This combined financial information has been prepared for inclusion in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland and is set out on pages F-5 to F-61 in this Offering Circular. The combined financial information has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the combined financial information on the basis of preparation set out in Note 1 to the combined financial information. It is our responsibility to form an opinion on the combined financial information as to whether the combined financial information gives a true and fair view, for the purposes of the Offering Circular, and to report our opinion to you.

Scope

We conducted our work in accordance with International Standards on Auditing. Our work included an assessment of evidence relevant to the amounts and disclosures in the combined financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the combined financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the combined financial information gives, for the purposes of this Offering Circular, a true and a fair view of the state of affairs of the Company as at December 31, 2005 and December 31, 2004 and of its results, cash flows and changes in equity for the years ended December 31, 2005 and December 31, 2004 in accordance with the basis of preparation set out in Note 1.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

■ Ernst & Young Accountants is a partnership of private limited liability companies ('professional corporations'), established in Rotterdam.
Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Petroplus International B.V.

Combined Income Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Revenue	23, 28	$5,552.3	$5,360.0
Materials cost	23	5,375.5	5,110.0
Personnel expenses	23	77.6	84.4
Operating expenses	23	68.6	51.8
Depreciation and impairment	23	40.7	31.0
Other administrative expenses	23	35.7	40.8
Operating (loss)/income		**(45.8)**	**42.0**
Financial income	23	16.3	10.1
Financial expense	23	(80.0)	(43.5)
Foreign currency exchange losses		(3.1)	(0.1)
Share of loss from equity investments	12	—	(2.7)
Net (loss)/income before income taxes		**(112.6)**	**5.8**
Income tax benefit/(expense)	25	6.4	(4.2)
Net (loss)/income		**$ (106.2)**	**$ 1.6**
Attributable to:			
Equity holders of the parent		$ (106.3)	$ 1.6
Minority interests		0.1	—
		$ (106.2)	$ 1.6

See notes to the combined financial information

Petroplus International B.V.

Combined Balance Sheets

At December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Non-current assets			
Intangible assets	7, 8	$ 11.6	$ 17.1
Property, plant and equipment	9	426.0	479.6
Investments in associates	11	0.4	0.4
Financial assets available for sale	12	1.8	2.0
Deferred tax asset	25	7.8	—
Other financial assets	10, 29	251.2	—
Total non-current assets		**698.8**	**499.1**
Current assets			
Inventories	13	481.7	289.5
Trade debtors, net	14	438.6	427.7
Other receivables and prepayments	27, 29	219.2	286.1
Taxes other than company income taxes	26	2.0	1.1
Company income tax		0.8	2.5
Derivative financial instruments	29	285.4	280.8
Cash and short-term deposits	6, 29	62.7	139.9
Total current assets		**1,490.4**	**1,427.6**
Total assets		**$2,189.2**	**$1,926.7**
Non-current liabilities			
Interest bearing loans and borrowings	15, 29	$ 364.3	$ 335.4
Employee benefits liability	18	22.5	36.8
Deferred tax liability	25	11.5	15.7
Provisions for liabilities and charges	17	2.3	2.2
Total non-current liabilities		**400.6**	**390.1**
Current liabilities			
Interest bearing loans and borrowings	15, 29	151.5	149.7
Trade creditors	16	651.4	386.9
Taxes other than company income taxes	26	222.9	256.4
Company income tax		5.4	—
Derivative financial instruments	29	485.2	344.9
Other payables and accrued expenses	16	131.0	159.1
Total current liabilities		**1,647.4**	**1,297.0**
Shareholders' equity			
Minority shares	19	0.4	0.3
Equity attributable to shareholders of the parent	20	140.8	239.3
Total equity		**141.2**	**239.6**
Total liabilities and shareholders' equity		**$2,189.2**	**$1,926.7**

See notes to the combined financial information

Petroplus International B.V.

Combined Cash Flow Statements

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

	Notes	2005	2004
Operating activities			
Net (loss)/income		$(106.2)	$ 1.6
Adjustments to reconcile net (loss)/income:			
Depreciation of property, plant and equipment	9	37.3	30.1
Impairment charge on intangible assets	7	3.4	0.9
Share-based payments	21	1.0	0.7
Change in provisions	17	(9.7)	(33.2)
Changes in working capital:			
(Increase)/decrease in trade debtors and other receivables	14, 27	(98.1)	57.3
Increase in inventories	13	(242.2)	(48.0)
Decrease in derivative financial instruments	29	151.4	49.8
Increase in trade creditors, other payables and accrued expenses	16	360.0	23.4
Interest paid		(41.1)	(43.4)
Interest received		7.8	1.4
Income taxes received		2.5	—
Income taxes paid		—	(2.6)
Net cash provided by operating activities		66.1	38.0
Investing activities			
Investment in property, plant and equipment	9	(46.6)	(76.7)
Issuance of note receivable to parent, net	10	(74.7)	—
Dividends received from financial assets available for sale		—	(2.7)
Disposal of associated companies		—	(2.5)
Net cash used in investing activities		(121.3)	(81.9)
Financing activities			
Shareholders' contribution (disposal of non-core entities)	1	89.5	136.5
Repurchase of share options	21	(3.2)	—
Increase/(decrease) in short-term borrowings		22.7	(29.0)
Debt repayments	15	(589.4)	—
Debt issues	15	476.9	28.2
Net cash (used in)/provided by financing activities		(3.5)	135.7
Net cash flow		(58.7)	91.8
Net foreign exchange differences		(18.5)	7.7
Movement in cash and short-term deposits		(77.2)	99.5
Balance as per January 1,		139.9	40.4
Balance as per December 31,		$ 62.7	$139.9

See notes to the combined financial information

Petroplus International B.V.

Combined Statements of Changes in Equity

For the years ended December 31, 2005 and 2004
(In millions of US dollars)

		Attributable to equity holders of the parent						
	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2004		$1.5	$230.4	$ —	$(206.9)	$ 25.0	$0.3	$ 25.3
Translation adjustment				15.7		15.7		15.7
Net income recognised directly into equity		—	—	15.7	—	15.7	—	15.7
Net income for the period					1.6	1.6	—	1.6
Total recognised income and expense for the period		—	—	15.7	1.6	17.3	—	17.3
Shareholders' contribution (disposal of non-core entities)	1				196.3	196.3		196.3
Share-based payments	21				0.7	0.7		0.7
Balance as per December 31, 2004		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(27.5)		(27.5)		(27.5)
Net income recognised directly into equity		—	—	(27.5)	—	(27.5)	—	(27.5)
Net loss for the period					(106.2)	(106.2)	0.1	(106.1)
Total recognised income and expense for the period		—	—	(27.5)	(106.2)	(133.7)	0.1	(133.6)
Shareholders' contribution (disposal of non-core entities)	1				37.4	37.4		37.4
Share-based payments	21				1.0	1.0		1.0
Repurchase of outstanding stock options	21				(3.2)	(3.2)		(3.2)
Balance as per December 31, 2005		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2

See notes to the combined financial information

1 Business and basis of preparation for the combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. Petroplus owns and operates two refineries; Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity approximately 185,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities.

Basis of preparation

The combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements*, which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Combined financial information" section.

All amounts included in the combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

Combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus Rules prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the years ended December 31, 2005 and 2004.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2005 and 2004.

1 Business and basis of preparation for the combined financial information (Continued)

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to shareholders' equity:

	2005	2004
Dragon LNG*	$ —	$106.7
Tango	—	90.9
SPMR	15.7	—
SBI Holding	11.4	—
UK Cards business**	7.7	—
NSP	3.0	—
Others	(0.4)	(1.3)
Total	$37.4	$196.3

* Of which USD 59.8 million was received in 2005.

** Of which USD 7.7 million was received in the first half of 2006.

IFRS (specifically, IAS 27) does not provide for exclusion of subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein, therefore, does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements*, and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles used in the preparation of the combined financial information are further described in Note 4.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The Board of Directors of Petroplus International B.V. authorized the combined financial information for issuance on September 29, 2006.

2 Effects of the adoption of IFRS

While the Company is presenting combined financial information that is not fully compliant with IFRS, the Company has applied IFRS 1, *First-time adoption of International Financial Reporting Standards*, as if the financial information provided complied with IFRS. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, with the last period being the year ended December 31, 2005. Those accounting policies should comply with IFRS as effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- no retroactive restatement of business combinations that occurred before January 1, 2004;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognition of all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

2 Effects of the adoption of IFRS (Continued)

- application of IFRS 2, *Share-based Payments,* to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005; and
- assumption of the transitional provisions of IFRIC 4, *Determining whether an Arrangement contains a Lease,* will be applied as of January 1, 2004.

In accordance with IFRS 1, reconciliations are provided between the previously issued 2005 annual report of Petroplus consolidated to the Petroplus (core entities) under Dutch GAAP and from Petroplus (core entities) under Dutch GAAP to Petroplus (core entities) under IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I and Schedule II to these Notes.

3 Summary of significant judgments and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial information, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the combined financial information.

Finance Lease Commitments—The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4, the Company has determined that contract to be a finance lease.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement.* This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by

3 Summary of significant judgments and estimates (Continued)

management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Combination

The combined financial information includes the parent company and its subsidiaries that are part of the core business of Petroplus and over which entities the parent company has control.

Petroplus's combined financial information represents the core businesses of Petroplus, which are the refining assets and the associated supply and marketing businesses of the Company. Subsidiaries acquired during the year are consolidated from the date of acquisition. Subsidiaries divested during the accounting period are included in the consolidated accounts until the date of divestment.

Intragroup transactions, receivables, liabilities and internal profits resulting from assets sold within the group have been eliminated. Minority interests have been reported separately in the income statement and the balance sheet.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until such time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of the core business in terms of the combined income statement and combined balance sheet in 2004 and 2005. Additionally, costs related to certain key management personnel not related to the core business of the Company have been excluded from the results. These costs for the year ended December 31, 2005 was USD 8.1 million (2004: USD 0.4 million).

Translation of foreign currencies

The combined financial information is presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the group have different functional currencies. As such, management has determined that USD will be the presentation currency management will use in monitoring the performance and financial position of the group. The functional currency of Petroplus International B.V. is the euro. Each entity in the group

4 Summary of significant accounting policies (Continued)

determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.24
1 CHF	$0.80	$0.81
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the refined product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

4 Summary of significant accounting policies (Continued)

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

4 Summary of significant accounting policies (Continued)

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	30 years
Machines & Equipment	2-40 years
Other assets	3-25 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments

4 Summary of significant accounting policies (Continued)

of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Investments in associates

The Company's investment in associates is accounted for under the equity method of accounting. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models. Additionally, the Company ensures that that commodity instruments put in place match up to the actual physical movement for both volume and pricing and each commodity instrument is put in place to for a specific refinery.

Interest rate swaps

The Company uses interest rate swaps to fix the variable interest rates on its senior debt and working capital facilities.

4 Summary of significant accounting policies (Continued)

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the combined income statement. Interest rate swaps and currency hedges are recorded to financial expense on the combined income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for

4 Summary of significant accounting policies (Continued)

the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;

4 Summary of significant accounting policies (Continued)

- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of other receivable or other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

4 Summary of significant accounting policies (Continued)

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates three defined benefit plans in Switzerland, United Kingdom and Belgium. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at the at date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is

4 Summary of significant accounting policies (Continued)

measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Share of minority interest in total assets

Negative minority interests are provided for unless the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Share based payment transactions

Employees (including senior executives) of the Company receive remuneration in the form of share-based payments transaction, whereby employees render services as consideration for equity instruments ("equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company only has issued equity-settled transactions.

Equity-settled transactions

The cost of equity-settled transactions with employees is measure by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes model, further details are provided in Note 21. In valuing, equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

If an equity-settled award is repurchased during the vesting period or fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument grated, measured at the repurchase date. Such excess is recognized as expense in the income statement in the line item personnel expenses.

For options which were granted prior to November 7, 2002 or had fully vested by January 1, 2005, and IFRS 2 is not applied, costs at date of exercise or repurchase are recorded in the combined financial information.

Related party transactions

Transactions between the Company and related parties are disclosed in Note 30, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the combined balance sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

4 Summary of significant accounting policies (Continued)

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities. Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities. Acquisitions and disposals of subsidiaries and equity participations are included within net cash flow from investing activities. Proceeds from the disposal of non-core activities are included within net cash flow from financing activities when received. Dividend distributions are included within net cash flow from financing activities.

5 Recently issued standards and interpretations

New standards and interpretations early adopted

In 2004, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*. IFRIC 4 provides guidance for determining whether certain arrangements that do not take the legal form of a lease but convey a right to use an asset are, or contain, leases that should be accounted for in accordance with the lease accounting standard. IFRIC 4 is effective for annual periods beginning on or after January 1, 2006.

Under IFRS 1 a first-time adopter may apply the transitional provisions in IFRIC 4. Therefore, a first-time adopter may determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date.

Petroplus applied the transitional provisions in IFRIC 4 in accordance with IFRS 1 and determined at transition date whether arrangements contain a lease. Refer to Note 22 for further detail on leases.

New standards and interpretations not yet adopted

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. Petroplus Group is not active in the upstream oil market. Therefore IFRS 6 is not relevant to the Company's operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The

5 Recently issued standards and interpretations (Continued)

Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financials.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the consolidated financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financials.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Cash and short-term deposits

Cash and short-term deposits for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Cash	$ 0.8	$ 75.5
Short term deposits	61.9	64.4
Cash and short term deposits	$62.7	$139.9

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 29 for the fair value of cash and short term deposits.

6 Cash and short-term deposits (Continued)

Of the total amount included in cash and short term deposits at December 31, 2005 approximately USD 59.2 million was pledged due to various borrowing agreements (2004: USD 79.1 million).

7 Intangible assets

	2005	2004
Balance as per January 1,	$17.1	$16.6
Impairment	(5.5)	0.5
Balance as per December 31,	$11.6	$17.1
Cost	$21.2	$21.2
Accumulated amortization and impairment	(9.6)	(4.1)
Balance as per December 31,	$11.6	$17.1
At January 1, 2004		
Cost (gross carrying amount)	$21.2	
Accumulated amortization and impairment	(4.6)	
Net carrying amount	$16.6	

Intangible assets fully relate to goodwill on the Company's purchase of the Cressier refinery and the SFPLJ pipeline. Prior to the adoption of IFRS, goodwill was amortized over ten to twenty years, respectively, using the straight-line method and based on expected return of the acquired asset. As from January 1, 2004, the date of adoption of IFRS 3, *Business Combinations*, goodwill is no longer amortized but is subject to annual impairment testing. For further information see Note 8.

8 Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to one cash-generating unit for impairment testing which is as follows:

The carrying amount of goodwill allocated to the cash-generating unit as of December 31, 2005 and 2004 was USD 11.6 million and USD 17.1 million, respectively.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill.

Budgeted earnings before interest, income taxes and depreciation and amortization ("EBITDA")—The basis to determine the value assigned to the budgeted EBITDA is the average EBITDA achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. In the assessment of potential goodwill impairment the Company used a discount rate of 10%. The total potential amount that could be impaired as of December 31, 2005 was USD 11.6 million.

9 Property, plant and equipment

Changes in property, plant and equipment for the years ended December 31, 2005 and 2004 were as follows:

2005	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
Exchange differences	(7.0)	(6.8)	(46.4)	(1.1)	(1.6)	(62.9)
Additions	—	—	9.3	0.1	37.7	47.1
Disposals	—	(0.5)	—	—	—	(0.5)
Reclassifications	—	—	38.0	0.2	(38.2)	—
Depreciation	—	(1.1)	(34.6)	(1.6)	—	(37.3)
Balance as per December 31,	$44.4	$ 41.3	$ 323.6	$ 6.9	$ 9.8	$ 426.0
Cost	$44.4	$ 99.1	$ 575.9	$ 17.0	$ 11.1	$ 747.5
Accumulated depreciation	—	(57.8)	(252.3)	(10.1)	(1.3)	(321.5)
Balance as per December 31,	$44.4	$ 41.3	$ 323.6	$ 6.9	$ 9.8	$ 426.0

2004	Land	Buildings	Equipment	Other fixed assets	Assets under construction	Total
Balance as per January 1,	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5
Exchange differences	4.6	4.4	29.7	0.8	1.0	40.5
Additions	—	0.4	45.2	1.2	29.9	76.7
Disposals	—	—	—	—	—	—
Reclassifications	—	—	33.1	0.1	(33.2)	—
Depreciation	—	(1.4)	(27.0)	(1.2)	(0.5)	(30.1)
Balance as per December 31,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
Cost	$51.4	$ 99.8	$ 526.8	$16.4	$ 11.6	$ 706.0
Accumulated depreciation	—	(50.1)	(169.5)	(7.1)	0.3	(226.4)
Balance as per December 31,	$51.4	$ 49.7	$ 357.3	$ 9.3	$ 11.9	$ 479.6
At January 1, 2004						
Cost	$46.8	$ 98.9	$ 447.2	$14.9	$ 14.9	$ 622.7
Accumulated depreciation and impairment	—	(52.6)	(170.9)	(6.5)	(0.2)	(230.2)
Net carrying amount	$46.8	$ 46.3	$ 276.3	$ 8.4	$ 14.7	$ 392.5

The Company had no recorded impairment charges for 2005 and 2004.

The carrying amount of finance leases included in equipment as of December 31, 2005 is USD 29.2 million (2004: USD 35.4 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company are USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets. In addition, all assets of the Teesside refinery have been put as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005 (2004: USD 87.3 million).

10 Other financial assets

Other financial assets represent a long-term loan receivable on RIVR Acquisition B.V., the parent of the Company, which has no specific end date. The interest is based on a variable interest rate which at December 31, 2005 was 5.0%.

11 Investments in associates

The Company has the following investments in associates:

Pflichtlager Ges, is an entity established for administration and management of the compulsory stock obligation for Petroplus, BP, Shell and others as set by the government. Petroplus holds 35% in line with the volume of the compulsory stock obligation. The entity is not listed on a public stock exchange.

SOGEP, is an entity that operates a tank storage facility in Geneva for its majority shareholders being Shell, Esso and Petroplus (32% shareholding). The entity is not listed on a public stock exchange.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2005 and 2004:

	2005			2004		
	Pflichtlager Ges	SOGEP	Total	Pflichtlager Ges	SOGEP	Total
Share of the associate's balance sheet						
Shareholding	35%	32%		35%	32%	
Current assets	$ 13.8	$ 0.1		$ 16.8	$ 0.1	
Non-current assets	—	2.3		—	2.9	
Current liabilities	(13.5)	(2.3)		(16.5)	(3.0)	
Non-current liabilities	—	—		—	0.1	
Net assets	$ 0.3	$ 0.1	$0.4	$ 0.3	$ 0.1	$0.4
Share of the associate's Profit and Loss						
Revenues	$ 1.5	$ 1.0		$ 1.5	$ 1.0	
Net income	$ —	$ —		$ —	$ —	

12 Financial assets available for sale

Description	Country	Ownership 2005	Ownership 2004	Balance 2005	Balance 2004
SAPPRO SA	Switzerland	15.6%	15.6%	$0.5	$0.5
Rheinische Bio Ester GMBH ("RBE")	Germany	17.2%	17.2%	1.3	1.5
Total financial assets available for sale				$1.8	$2.0

The financial assets available for sale are recorded at their fair-value. For RBE and SAPPRO, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2005 was nil (2004: loss of USD 2.7 million). The Company recognizes proceeds from investments when dividends are declared.

13 Inventories

	2005	2004
Raw materials	$279.4	$152.0
Finished goods	196.5	129.3
Spare parts	5.8	8.2
Total inventories	$481.7	$289.5

There was no write-down of inventories for the years ended December 31, 2005 and 2004. Inventories have been pledged as security for the Company's credit facilities.

14 Trade debtors, net

	2005	2004
Trade Debtors	$439.8	$433.2
Provision for doubtful debt	(1.2)	(5.5)
Total trade debtors, net	$438.6	$427.7

Trade debtors have been pledged as security for the Company's credit facilities.

15 Interest bearing loans and borrowings

	2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	$364.3			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CH
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	$151.5			

15 Interest bearing loans and borrowings (Continued)

	2004	Interest rate	Maturity	Currency
Non-current				
Senior Notes (at nominal value)	$304.3	10.50%	Oct. 2010	EURO
Senior Notes (at amortised cost)	$303.3	10.50%		EURO
Finance lease obligation	32.1	5.12%		
Total non current	$335.4			
Current				
Credit facility	$146.4	varies		EURO
Finance lease obligation	3.3	5.12%		
Total current	$149.7			

Senior Notes

On October 10, 2000, Petroplus Funding B.V. (a wholly-owned finance subsidiary of Petroplus International B.V.) issued 10.5% Senior Notes in the amount of USD 130.3 million (EUR 150 million). The notes would mature on October 15, 2010. On February 15, 2001 the Senior Notes were increased by USD 68.8 million (EUR 75 million) (issue 103.5%) resulting in a total outstanding amount of USD 199.1 million (EUR 225 million). The bond premium received is allocated through the effective interest rate approach.

In March 2005, Petroplus repurchased the majority of the outstanding Senior Notes pursuant to the acceptance of bid made to the bond holders at a price of 108.75%. Subsequently the remaining balance of approximately USD 3.6 million was repurchased in November 2005. The cost to buy back the Senior Notes was USD 28.5 million and was charged to financial expense on the income statement for the year ended December 31, 2005. The balance of the outstanding Senior Notes on December 31, 2005 was nil (December 31, 2004: USD 304.3 million).

Senior Debts

To finance the bid on the shares and Senior Notes as well as associated financial costs, a bridge facility of USD 379 million (EUR 320 million) was made available to Petroplus and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the bids. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from non-core disposals, which is treated as a shareholder's contribution to equity, this bridge facility has been refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and at the same time under the Second Lien Facility Agreement USD 71.1 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement have maturities ranging from 3 to 6 years. Part of the loans are subject to scheduled repayments. The loans are secured via fixed asset security. The balance of the outstanding loans drawn under the Senior Facility Agreement on December 31, 2005 amounts to USD 295.6 million, of which USD 5.9 million is short term (< 1 year), USD 159.8 million is long-term (> 1 year and < 5 year) and USD 129.9 million is long-term (> 5 year). The short term portion is classified under Current liabilities.

The loans drawn under the Second Lien Facility Agreement have a maturity of 7 years. It will be repaid in one bullet payment at maturity date. These loans have a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounts to USD 71.1 million.

Financial covenants of the Senior and Second Lien Facility Agreements will be effective as from March 31, 2006.

15 Interest bearing loans and borrowings (Continued)

Credit Facilities

Short-term borrowings, are mostly secured by way of pledge of stocks and trade debtors. Generally short-term bank borrowings are also incurred under the Company's working capital credit facilities. Furthermore, the short term borrowings from banks include a USD 29.6 million Revolving facility which is part of the Senior Facility Agreement.

Total undrawn borrowing facilities as of December 31, 2005 and 2004 were approximately USD 76.0 million and USD 50.0 million, respectively.

Finance lease obligation

Amount represents the total present value of the finance lease related to the supply of hydrogen to the Cressier refinery. See Note 22 for further information.

Covenants

The key covenants which the Company is required to maintain under the Senior and Second Lien Facility Agreements are a Consolidated Tangible Net Worth and an Interest Coverage Ratio. Participating banks to the Senior and Second Lien Facility Agreements have a pledge on inventory and trade debtors that are financed through the facilities. The covenants are calculated for the Company on a consolidated basis under Dutch GAAP rather than the combined financial information which are presented herein. For 2005 the Interest Coverage Ratio was required to be equal or greater than 2.00 over a past period of 12 months and the Consolidated Tangible Net Worth was required to be equal or greater than USD 118.4 million (EUR 100 million). For the years ended December 31, 2005 and 2004 the Company met the requirements of the covenants.

16 Trade creditors and other payables

	2005	2004
Trade creditors	$651.4	$386.9
Payables to non-core entities	27.1	40.0
Other payables and accrued expenses	103.9	119.1
Total trade creditors and other payables	**$782.4**	**$546.0**

At December 31, 2005 USD 103.9 million (2004: USD 119.1 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

17 Provisions for liabilities and charges

	2005	2004
Balance at January 1,	$ 2.2	$1.6
Additions	0.3	0.6
Utilised	(0.2)	—
Balance at December 31,	$ 2.3	$2.2
Current	$ —	$—
Non-current	2.3	2.2
Balance at December 31,	$ 2.3	$2.2

17 Provisions for liabilities and charges (Continued)

The provisions are mainly recognized for the environmental liabilities related to soil remediation programs in Antwerp, Belgium. It is expected that the majority of the remediation work will occur from 2007 up to 2016.

18 Employee benefit plans

The Company has three defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds.

The following tables summarizes the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the consolidated income statement.

Changes in present value of defined benefit obligations are as follows:

	2005	2004
Defined benefit obligation at January 1,	$147.4	$123.4
Interest cost	5.1	4.7
Current service costs	6.7	7.0
Past service cost	0.1	—
Benefits paid	(4.6)	(0.5)
Actuarial losses/(gains) on obligation	3.6	2.1
Plan curtailments/settlements	(10.0)	(1.9)
Exchange differences	(19.1)	12.6
Defined benefit obligation at December 31,	**$129.2**	**$147.4**

The pension scheme in Switzerland was changed during 2005 resulting in a lower defined benefit obligation of USD 10.0 million.

Changes in fair value of plan assets are as follows:

	2005	2004
Fair value of plan assets at January 1,	$107.9	$ 90.0
Expected return on assets	5.3	4.7
Contributions by employer	4.6	4.5
Contributions by employees	1.6	1.7
Benefits paid	(4.6)	(0.5)
Plan settlement	—	(1.4)
Actuarial gains/(losses)	10.7	(0.4)
Exchange differences	(15.0)	9.3
Fair value of the plan assets at December 31,	**$110.5**	**$107.9**

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by Petroplus International B.V.

18 Employee benefit plans (Continued)

Benefit liability

	2005	2004
Defined benefit obligation	$(129.2)	$(147.4)
Fair value of plan assets	110.5	107.9
	(18.7)	(39.5)
Unrecognised net actuarial (gains)/losses	(3.8)	2.7
Employee benefit liability	$ (22.5)	$ (36.8)

Net benefit (income)/expense

	2005	2004
Service cost	$ 6.7	$ 7.0
Employee contributions	(1.6)	(1.7)
Net service cost	5.1	5.3
Past service cost	0.1	—
Plan curtailment	(10.0)	(0.5)
Net actuarial gain recognized in the year	(0.6)	—
Interest cost	5.1	4.6
Expected return on assets	(5.2)	(4.6)
Pension cost of defined benefit schemes	(5.5)	4.8
Defined contribution schemes	3.5	1.2
Pension costs	$ (2.0)	$ 6.0
Actual return on plan assets	$ 15.2	$ 4.8

The net benefit expense was recognized in personnel costs on the income statement.

Total contributions to the defined benefit pension plans in 2006 are expected to amount USD 6.4 million (USD 4.7 million contributions by employer and USD 1.7 million contributions by employees).

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2005	2004
Discount factor	3.7%	3.8%
Expected investment yield	4.8%	5.3%
Future pay increases	2.1%	2.1%
Future pension increases	1.6%	1.1%
Average remaining period of service years	13.76	12.92

The assumptions are weighted on the present value of the respective defined benefit obligations except for the expected investment yield which is weighted on the fair value of the respective plan assets.

19 Minority shares

Minority shares represent the portion of profit or loss and assets in subsidiaries that are not held by the Company and are presented separately within equity in the combined balance sheet.

20 Shareholders' equity

The authorized share capital as of December 31, 2005 is USD 1.5 million (EUR 1.2 million) (2004: USD 1.5 million (EUR 1.2 million)) and is comprised of 80 million shares at USD 0.05 each (EUR 0.04). Of these, 40 million are ordinary shares and 40 million are preference shares. The issued share capital as of December 31, 2005 was comprised of 30,887,238 shares (2004: 30,887,238 shares) at USD 0.05 each (EUR 0.04), all of which have been paid in full. No preference shares have been issued.

No options were exercised in 2005 or 2004. All outstanding options were repurchased in 2005 and cash settled as part of the acquisition by RIVR Acquisition B.V. of Petroplus International B.V.

Of the share premium reserve amount USD 230.4 million (EUR 183.5 million) as of December 31, 2005, approximately USD 205.9 million (EUR 164 million) is recognized by law as share premium reserve (recognized fiscal reserve).

The extent to which shareholders' equity is freely distributable is not determined on the combined financial information for 2005 and 2004 but on the Company's statutory financial statements for 2005 and 2004 prepared in accordance with Dutch GAAP, which includes the non-core entities.

For details on the contributions of shareholders, see Note 1.

There were no dividends paid or proposed during the year.

21 Stock Option Plans

The share option scheme of Petroplus is an equity-settled share-based payment plan. The services Petroplus receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses. The options can only be exercised when the employee remains in the entity's employ/service.

Up and till the financial year 2003 Petroplus granted options to management and personnel. After 2003, no more options have been granted. Since the transitional provisions of IFRS 2 allow the application of the standard to options only granted after November 7, 2002, Petroplus will only apply the standard on the options granted in 2003.

The following table shows, for 2005 and 2004, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices translated at the respective year-end exchange rates.

	2005		2004	
	Number of options	Average exercise price in USD	Number of options	Average exercise price in USD
Outstanding option rights as per January 1,	2,089,500	$12.35	2,386,000	$11.44
Issued option rights during the period	—	$ —	—	$ —
Cancelled option rights during the period	(719,500)	$17.11	(296,500)	$11.88
Exercised/Repurchased option rights during the period	(1,370,000)	$ 8.21	—	$ —
Outstanding option rights as per December 31,	—	$ —	2,089,500	$12.35
Not exercisable as per December 31,	—	$ —	1,063,000	$ 8.12
Exercisable option rights per December 31,	—	$ —	1,026,500	$16.33

In 2003 a total number of 756,000 (after cancellations due to resignations by personnel) of options were granted to management and personnel. Of these options 378,000 had an exercise period from 2005-2008 and 378,000 had an exercise period from 2006-2009. All of the 2003 options had a strike price of USD 7.03 per share (EUR 5.60).

21 Stock Option Plans (Continued)

During 2005 all Petroplus shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equaled the USD 11.20 (EUR 9.00) cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) settlement payment per option. In total USD 3.2 million was paid to management and personnel in exchange for the 2003 options. As under IFRS this is regarded as an acceleration of the vesting, which resulted in an extra charge of USD 0.3 million in 2005 which is recorded in the income statement as personnel expense. No further share options are outstanding as of December 31, 2005.

Under IFRS 2, the fair-value of the equity-settled share options granted is estimated as at the date of grant using the Black & Scholes option valuation model taking into account the terms and conditions upon which the options were granted. Below, the key parameters are presented that were used to establish the fair-value for the year ending December 31, 2003 (no further options were granted in 2005 and 2004):

Date option grant	September 15, 2005
Price of stock	USD 7.28 (EUR 5.80)
Strike price	USD 7.03 (EUR 5.60)
Interest	2.36% (EURIBOR 12th month)
Implied volatility	20-40 (50%/50%)
Exercise period	5-6 yrs. (50%/50%)
Fair value per share	USD 2.45 (EUR 1.95)

Total expense for share-based compensation plans for the year ended December 31, 2005 and 2004 was USD 1.0 million and USD 0.7 million, respectively. Under IFRS this charge is allocated to the period in which goods or services are received or a cancellation takes place. The total cash settlement in 2005 of USD 3.2 million equals the fair value of the options at the repurchase date.

22 Commitments and contingencies

Management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss.

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers and office machines. The total non-cancelable commitments can be specified as follows:

Operating lease commitments—Company is lessee

The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

	2005	2004
Within one year	$5.9	$11.7
After one year but not more than five years	1.8	1.8
More than five years	1.2	1.6
	$8.9	$15.1

22 Commitments and contingencies (Continued)

Operating lease commitments—Company is lessor

The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

	2005	2004
Within one year	$ 25.1	$ 28.9
After one year but not more than five years	59.1	80.1
More than five years	32.0	53.9
	$116.2	$162.9

Bitumen supply contract

Under the bitumen supply contract the Company is supplied with crude oil feedstock, takes legal title and ownership and it converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approx. USD 1.3 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003 and the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput deal

Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low suflur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title of the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approx. USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can not be terminated prior to September 2006 and will continue thereafter until one of the parties serves a notice of termination.

Finance lease commitments—Company is lessee

The Company entered into a contract which contains a finance lease for a hydrogen unit. Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

	2005		2004	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Within one year	$ 2.8	$ 1.4	$ 3.3	$ 1.6
After one year but not more than five years	11.4	8.6	13.1	9.4
More than five years	25.5	19.2	32.6	24.4
	39.7	29.2	49.0	35.4
Less amounts for finance charge	(10.5)		(13.6)	
Present value of the minimum payments	$ 29.2	$29.2	$ 35.4	$35.4

Under the hydrogen supply contract a third party supplies Petroplus with hydrogen whereby the supplier legally owns and operates an asset on the site of Petroplus. Petroplus effectively purchases all

22 Commitments and contingencies (Continued)

of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for Petroplus to purchase the asset.

Total rent expense for the years ended December 31, 2005 and 2004 was USD 4.6 million and USD 4.7 million, respectively.

Contingencies

During the normal course of business the Company has been named in various suits and claims. The Company believes that the ultimate resolution of these claims, to the extent not provided for will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. However, an adverse outcome of any one or more of these matters could have a material adverse effect on annual operating results or cash flows.

Contingent liabilities related to letters of credit were USD 509.8 million at December 31, 2005 (2004: USD 602.9 million). Contingent liabilities related to guarantees were USD 85.8 million at December 31, 2005 (2004: USD 128.3 million).

23 Additional income statement disclosures

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, tank rental and handling fees.

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 116.1 million (2004: loss of USD 7.1 million) for the commodity instruments.

Personnel expenses

	2005	2004
Wages, salaries and bonuses	$61.9	$55.3
Social security costs	7.0	8.2
Pension costs	(2.0)	6.0
Contract labor	6.7	7.0
Expense of share based payments	1.0	0.7
Other personnel expenses	3.0	7.2
Total personnel expenses	**$77.6**	**$84.4**

Additionally, see below for the personnel expense allocated by department:

	2005	2004
Operations department	$51.8	$52.2
Sales and marketing department	16.1	22.5
General and administrative department	9.7	9.7
	$77.6	$84.4

23 Additional income statement disclosures (Continued)

Operating expenses

	2005	2004
Energy costs	$20.4	$20.0
Chemical costs	20.4	10.7
Other refining costs	4.1	2.0
Logistic costs	1.1	1.6
Utilities	0.7	0.9
Maintenance	14.4	15.5
Project costs	6.1	—
Safety, health and environmental costs	1.4	1.1
Total operating expenses	**$68.6**	**$51.8**

Depreciation and impairment

	2005	2004
Depreciation	$37.3	$30.1
Impairment of intangible assets	3.4	0.9
Total depreciation and impairment	**$40.7**	**$31.0**

Other administrative expenses

	2005	2004
Consultant costs	$ 6.8	$ 5.8
Insurance	5.2	5.6
Rental expenses	4.6	4.7
Accommodation costs	3.9	3.7
Traveling expenses	3.4	2.9
IT costs	3.2	3.7
Office costs	2.2	2.4
PR costs	0.7	1.4
Bad debt expense	0.7	5.0
Other	5.0	5.6
Total other adminstrative expenses	**$35.7**	**$40.8**

Financial income

	2005	2004
Interest income	$11.2	$ 5.0
Interest received on bank accounts	3.1	4.0
Interest on debtors	0.1	—
Other	1.9	1.1
Total financial income	**$16.3**	**$10.1**

23 Additional income statement disclosures (Continued)

Financial expense

	2005	2004
Interest on long term liabilities	$18.6	$31.5
Buy back High Yield Bond	28.5	—
Net interest paid/(received) on working capital	9.1	3.2
Letter of credit charges, commission fees and other finance charges	12.3	8.5
Foreign currency hedges	9.1	—
Interest hedges	(0.2)	—
Finance charges payable under finance leases	1.6	—
Miscellaneous interest expense	1.0	0.3
Total financial expense	$80.0	$43.5

24 Number of employees

The number of employees of the combined entities as of December 31, 2005 was 682 (2004: 666).

25 Income tax

The major components of income tax expense for the years ended December 31, 2005 and 2004 are:

	2005	2004
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$(5.7)	$ 1.6
Adjustments in respect to current income tax of previous years	(1.5)	(0.5)
Deferred Income tax		
Related to origin and reversal of temporary differences	13.6	(5.3)
Income tax benefit/(expense)	$ 6.4	$(4.2)
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates for the years ended December 31, 2005 and 2005 are as follows:

	2005	2004
Net (loss)/income before taxes	$(112.6)	$ 5.8
Less: Share of income/(loss) of associates	—	(2.7)
Net (loss)/income before taxes and share of income/(loss) of associates	$(112.6)	$ 3.1
Expected tax charge at statutory rates	$ 35.5	$ (3.0)
Adjustment in respect of prior periods	(1.5)	(0.6)
Deferred tax asset not recognised for tax losses incurred	(17.9)	(18.9)
Unrecognised tax losses carried forward being utilised	0.6	12.4
Effect of tax rates in foreign jurisdictions	(10.3)	5.9
Income tax (expense)/benefit	$ 6.4	$ (4.2)

25 Income tax (Continued)

Deferred income tax

Deferred income tax at December 31, 2005 and 2004 relates to the following:

	2005	2004
Deferred tax liability		
Timing differences:		
Property, plant and equipment	$ 22.3	$ 26.7
Inventory	1.8	1.9
Receivables	0.6	0.1
Pensions	0.8	—
Derivative financial instruments	—	3.5
	25.5	32.2
Deferred tax asset		
Losses available for offset against future taxable income	1.1	3.8
Timing differences:		
Intangible assets	5.3	7.0
Inventory	3.3	—
Derivative financial instruments	8.9	—
Pensions	2.8	4.9
Other	0.4	0.8
	21.8	16.5
Deferred tax liability, net	$ (3.7)	$(15.7)
Presented in the balance sheet as:		
Deferred tax asset	$ 7.8	$ —
Deferred tax liability	(11.5)	(15.7)
	$ (3.7)	$(15.7)

The net tax losses carried forward which remain unvalued equate to approximately USD 182.4 million (December 31, 2004: approximately USD 191.0 million). These losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued since their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods. However, following the change in shareholding, the tax loss carried forward balance in the Netherlands will expire effective January 1, 2006 and reduce the total balance by USD 88.8 million to USD 93.6 million.

26 Taxes other than company income taxes

	2005	2004
Value added tax	$(108.6)	$(143.4)
Excise duties	(112.5)	(110.4)
Wage tax	—	(1.6)
Withholding tax	0.2	0.1
	$(220.9)	$(255.3)
Presented in the balance sheet as:		
Receivable	$ 2.0	$ 1.1
Payable	(222.9)	(256.4)
	$(220.9)	$(255.3)

27 Other receivables and prepayments

	2005	2004
Receivables from non-core entities	$161.7	$228.8
Compulsory stock	22.3	29.2
Miscellaneous other receivables and prepayments	35.2	28.1
Total other receivables and prepayments	**$219.2**	**$286.1**

28 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$2,117.2	$1,475.2
United Kingdom	1,945.9	1,546.5
The Netherlands	304.0	260.5
Belgium	226.0	262.0
Germany	237.2	1,356.1
Rest of the world	722.0	459.7
Total revenues	$5,552.3	$5,360.0

The following table provides details of total segment assets (total assets less income tax assets) by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$1,240.5	$1,026.8
United Kingdom	299.4	280.1
The Netherlands	387.7	231.7
Belgium	118.9	110.0
Germany	108.1	272.6
Rest of the world	26.0	3.0
Total segment assets	$2,180.6	$1,924.2

28 Segment reporting (Continued)

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2005 and 2004:

	2005	2004
Switzerland	$19.2	$44.7
United Kingdom	8.5	11.3
The Netherlands	3.6	0.7
Belgium	15.2	18.3
Germany	0.1	0.2
Rest of the world	—	1.5
Additions to property, plant, equipment and intangible assets	$46.6	$76.7

29 Financial instruments

The financial results of Petroplus can be influenced by the fluctuation of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Oil price risks

Due to the nature of its business, the Company has a significant involvement in crude and oil products trading as part of its normal operations. This is done to optimize gross margin from its refineries product output and obtain favorable pricing for supplies for its refineries.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the refinery margin hedge program, a large portion of the output of the refineries (more than 50%) is hedged through cash flow hedges in order to secure a refining margin.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged.

Interest risks

The Company has a significant amount of term debt primarily at floating rates, in order to minimize the impact of the floating interest rate fluctuations the Company has entered into interest rate swaps to fix the rate on the long-term debt.

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other

29 Financial instruments (Continued)

means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. To strengthen its assessment policy and procedures, Petroplus has a Corporate Credit Committee.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus maintains comprehensive company-wide insurance coverage. Damages as a consequence of business interruption are included in the insurance coverage for the Refinery operations of Teesside and Cressier. Terrorism is covered in the UK and Switzerland.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments, that are included in the combined financial information.

	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Other financial assets	$251.2	$251.2	$ —	$ —
Other receivables and prepayments	$219.2	$219.2	$286.1	$286.1
Derivative financial instruments:				
Refining margin hedges	$ 54.1	$ 54.1	$ 41.1	$ 41.1
Product hedges	229.5	229.5	239.7	239.7
Foreign exchange hedges	0.9	0.9	—	—
Interest hedges	0.9	0.9	—	—
Derivative financial instruments	$285.4	$285.4	$280.8	$280.8
Cash and short-term deposits	$ 62.7	$ 62.7	$139.9	$139.9
Financial liabilities				
Interest bearing loans and borrowings	$515.8	$515.8	$485.1	$498.7
Derivative financial instruments:				
Refining margin hedges	$ 97.6	$ 97.6	$ 20.7	$ 20.7
Product hedges	377.3	377.3	324.2	324.2
Foreign exchange hedges	9.6	9.6	—	—
Interest hedges	0.7	0.7	—	—
Derivative financial instruments	$485.2	$485.2	$344.9	$344.9

Market values have been used to determine the fair values of the derivative financial instruments. All non-current financial assets, loan notes (recorded under other receivables) and interest bearing loans & borrowings carry a floating interest rate. Therefore, the carrying amount equals the fair value of these items.

30 Related parties

The Company has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As the financial information is presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation but under the

30 Related parties (Continued)

combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial year:

		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2005	$ —	$ —	$251.2	$ —
	2004	$ —	$ —	$ —	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2005	$162.1	$68.5	$ 32.5	$111.2
	2004	$ 86.3	$33.5	$ 37.9	$156.9

Transactions with parent company

RIVR Acquisition B.V. is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 the Company granted RIVR a loan which amounts USD 251.2 million at year end. The interest on this loan amounts USD 6.0 million for the year 2005 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.4 million.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel

	2005	2004
Short term employee benefits	$2.1	$1.6
Profit sharing and bonus related payments	2.9	0.2
Post-employment pension and medical benefits	0.2	0.2
Contributions to defined contribution plans	—	—
Share-based payments	0.4	0.4
Total compensation of key management personnel	$5.6	$2.4

Total compensation to key personnel excludes the costs of key management personnel not related to the core business of the Company. All outstanding exercisable option rights in relations to options granted to key personnel have been cancelled and settled during 2005 (2004: 304,000 exercisable options outstanding with an average exercise price of USD 14.09 per share (EUR 11.33)).

30 Related parties (Continued)

Costs related to certain key management personnel, not related to the core business of the Company have been excluded from the results and are therefore to be treated as recharge income from related parties. The costs recharged are USD 8.1 million (2004: USD 0.4 million).

31 Subsequent events

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was USD 506.8 million, plus acquisition fees. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase consideraton	
Purchase price	$506.8
Fees	4.4
Total purchase consideration	**$511.2**

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	**$ 511.2**	**$261.7**

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas

31 Subsequent events (Continued)

recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure the Company by selling the non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with the Company and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;
- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which are engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding the Company's stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, the Company's ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of the Company's

31 Subsequent events (Continued)

ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties will negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

In September 2006, Petroplus received approximately USD 118.5 million (EUR 93 million) as an instalment on the USD 147.5 million (EUR 115 million) non-recourse loan note. These proceeds related to the transfer of the Bunkering group from RIVR Divestment B.V. to another third party.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR Acquisition B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR Acquisition B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to

Petroplus International B.V.
Notes to the Combined Financial Information (Continued)
For the years ended and as of December 31, 2005 and 2004

31 Subsequent events (Continued)

the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Sale of Milford Haven

On 13 January 2006, Petroplus entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited for a consideration of USD 142.5 million. This sale effectively relates to the whole of the Milford Haven Tankstorage business and assets. The completion of the agreement has occurred in the first half year of 2006. The related proceeds will be contributed directly to shareholders' equity as it relates to non-core activities.

Schedule I

Reconciliation from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

Reconciliation of equity and the balance sheet at December 31, 2003:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 14.6	$ 2.0	$ 16.6
Property, plant and equipment		392.5	—	392.5
Investments in associates	b	(3.3)	3.6	0.3
Financial assets available for sale	b	—	(3.6)	(3.6)
Deferred tax asset		—	—	—
Other financial assets		—	—	—
Total non-current assets		403.8	2.0	405.8
Current assets				
Inventories	c, d	220.4	(2.3)	218.1
Trade debtors, net		351.7	—	351.7
Other receivables and prepayments	d	290.3	17.6	307.9
Derivative financial instruments	e	—	3.0	3.0
Prepayments and accrued income		—	—	—
Cash and short-term deposits		40.4	—	40.4
Total current assets		902.8	18.3	921.1
Total assets		$1,306.6	$ 20.3	$1,326.9
Non-current liabilities				
Interest bearing loans and borrowings		$ 280.0	$ —	$ 280.0
Employee benefits	f, h	—	28.9	28.9
Deferred tax liability	g, h	—	11.2	11.2
Provisions for liabilities and charges	f, g, h	61.0	(20.5)	40.5
Total non-current liabilities		341.0	19.6	360.6
Current liabilities				
Interest bearing loans and borrowings		166.9	—	166.9
Trade creditors		411.5	—	411.5
Taxes other than company income taxes		159.7	—	159.7
Company income tax		(0.4)	(1.1)	(1.5)
Derivative financial instruments	e	—	11.8	11.8
Short term provisions for liabilities and charges		—	—	—
Other payables and accrued expenses	e	190.9	1.7	192.6
Total current liabilities		928.6	12.4	941.0
Shareholders' equity				
Minority shares		0.3	—	0.3
Equity attributable to shareholders of the parent	i, j	36.7	(11.7)	25.0
Total equity		37.0	(11.7)	25.3
Total liabilities and shareholders' equity		$1,306.6	$ 20.3	$1,326.9

Notes to the reconciliation of the December 31, 2003 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately. The effect is to increase shareholders' equity and to increase intangible assets by USD 2.0 million at January 1, 2004.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease financial assets available for sale by USD 3.6 million and to increase investments in associates by USD 3.6 million at January 1, 2004.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/ purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase Inventories by USD 19.2 million, increase equity by USD 16.1 million and increase the deferred tax liabilities by USD 3.1 million at January 1, 2004.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. The effect is to increase other receivables by USD 21.5 million and reduce inventory by USD 21.5 million at January 1, 2004.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 3.0 million, derivative financial instruments (liabilities) increased by USD 11.8 million, other payables and accrued expenses increased by USD 1.7 million, deferred tax liabilities decreased by USD 1.8 million and shareholders' equity decreased by USD 8.8 million at January 1, 2004.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 5.8 million at January 1, 2004. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.2 million for all defined benefit plans.

The effect is to increase employee benefits by USD 28.9 million, deferred tax liability decreased by USD 4.3 million, shareholders' equity decrease by USD 18.8 million and provisions decreased by USD 5.8 million at January 1, 2004.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease Provision by USD 14.1 million at January 1, 2004. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the net result of those adjustments was to decrease deferred tax liabilities by USD 2.9 million at January 1, 2004.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is

discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 20.5 million and increase deferred tax liability by USD 14.1 million, increase employee benefits by USD 5.8 million and increase shareholders' equity by USD 0.6 million at January 1, 2004.

(i) The balance of translation differences at the date of transition to IFRS of USD 5.8 million was charged to retained earnings.

(j) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004
Write off negative goodwill	a	$ 2.0
Inventories	c, e	16.1
Derivative financial instruments	e	(8.8)
Provisions	e	0.6
Employee benefits	f	(18.8)
Other miscellaneous	f	(2.8)
Decrease in shareholders' equity		$(11.7)

Reconciliation of equity and the balance sheet at December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Non-current assets				
Intangible assets	a	$ 9.8	$ 1.8	$ 11.6
Property, plant and equipment	j	397.2	28.8	426.0
Investments in associates	b	2.1	(1.7)	0.4
Financial assets available for sale	b	—	1.8	1.8
Deferred tax asset	h	—	7.8	7.8
Other financial assets	i	296.5	(45.3)	251.2
Total non-current assets		**705.6**	**(6.8)**	**698.8**
Current assets				
Inventories	c, d, e	375.6	106.1	481.7
Trade debtors, net		438.6	—	438.6
Other receivables and prepayments	d	174.9	44.3	219.2
Taxes other than company income taxes		2.0	—	2.0
Company income tax		0.8	—	0.8
Derivative financial instruments	e	—	285.4	285.4
Cash and short-term deposits		62.7	—	62.7
Total current assets		**1,054.6**	**435.8**	**1,490.4**
Total assets		**$1,760.2**	**$429.0**	**$2,189.2**
Non-current liabilities				
Interest bearing loans and borrowings	j	$ 366.7	$ (2.4)	$ 364.3
Employee benefits	f, h	—	22.5	22.5
Deferred tax liability	g, h	—	11.5	11.5
Provisions for liabilities and charges	f, g, h	31.3	(29.0)	2.3
Total non-current liabilities		**398.0**	**2.6**	**400.6**
Current liabilities				
Interest bearing loans and borrowings	j	142.7	8.8	151.5
Trade creditors		651.5	(0.1)	651.4
Taxes other than company income taxes		222.9	—	222.9
Company income tax		6.5	(1.1)	5.4
Derivative financial instruments	e	—	485.2	485.2
Other payables and accrued expenses	e	104.7	26.3	131.0
Total current liabilities		**1,128.3**	**519.1**	**1,647.4**
Shareholders' equity				
Minority shares		0.4	—	0.4
Equity attributable to shareholders of the parent	k, l	233.5	(92.7)	140.8
Total equity	s	**233.9**	**(92.7)**	**141.2**
Total liabilities and shareholders' equity		**$1,760.2**	**$429.0**	**$2,189.2**

Notes to the reconciliation of the December 31, 2005 balance sheet and shareholders' equity from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(a) Under Dutch GAAP, negative goodwill is held on the balance sheet in Intangible assets, whereas according to IFRS negative goodwill should be taken to the income statement immediately and goodwill should not be amortized rather it is tested for impairment annually. The effect is to increase shareholders' equity and to increase intangible assets by USD 1.8 million at December 31, 2005.

(b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2005.

(c) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to decrease Inventories by USD 19.3 million, decrease shareholders' equity by USD 16.0 million and decrease the deferred tax liabilities by USD 3.3 million at December 31, 2005.

(d) Under Dutch GAAP, compulsory stock was included in inventories, under IFRS and based on the assessment of the legal risks and control these amounts have been reclassified to other receivables. Additionally, there was a reclass from other payables and accrued expenses to other receivables and other minor adjustments. The effect is to increase other receivables by USD 44.3 million, reduce inventory by USD 22.3 million, increase other payables and accrued expense by USD 24.5 million and decrease shareholders' equity by USD 2.5 million.

(e) Under Dutch GAAP, refining margin hedges and unrealised gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 285.4 million, derivative financial instruments (liabilities) increased by USD 485.2 million, inventory increased by USD 147.7 million, other payables and accrued expenses increased by USD 1.5 million, deferred tax liabilities decreased by USD 9.1 million and shareholders' equity decreased by USD 44.4 million at December 31, 2005.

(f) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 9.5 million at December 31, 2005. In accordance with IFRS 1, the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 21.9 million for all defined benefit plans.

The effect is to increase employee benefits by USD 22.5 million, deferred tax liability decreased by USD 2.8 million, shareholders' equity decrease by USD 10.2 million and provisions decreased by USD 9.5 million at December 31, 2005.

(g) Under Dutch GAAP, deferred tax was recognized under provisions. Under IFRS, the Company is presenting this separately. The effect is to increase deferred tax liabilities and to decrease the provision by USD 18.9 million at December 31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation, the total result of those adjustments was to increase deferred tax liabilities by USD 11.5 million and increase deferred tax assets by USD 7.8 million at December 31, 2005.

(h) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also included deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 19.5 million and increase deferred tax liability by USD 26.6 million, increase employee benefits by USD 9.5 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

(i) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other financial assets by USD 21.1 million and decrease shareholders' equity by USD 21.1 million at December 31, 2005.

(j) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, under IFRS capitalised financing fees are reclassified from other financial assets under Dutch GAAP to be netted with interest bearing loans and borrowings. The effect is to increase property, plant and equipment by USD 28.8 million, decrease other financial assets by USD 45.2 million, increase interest bearing loans and borrowings (current and non-current) by USD 6.4 million and decrease shareholders' equity by USD 0.5 million at December 31, 2005.

(k) The balance of translation differences at the date of transition to IFRS of USD 5.9 million was charged to retained earnings.

(l) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	December 31, 2005
Write off negative goodwill	a	$ 1.8
Inventories	c	(16.0)
Derivative financial instruments	e	(44.4)
Provisions	h	0.6
Employee benefits	f	(10.2)
High yield bond fees	i	(21.1)
Other miscellaneous	j	(3.4)
Decrease in shareholders' equity		$(92.7)

Reconciliation of the income statement for the year ended December 31, 2005:

	Notes	Dutch GAAP (core only)	Effect of transition	IFRS (as per Note 1)
Revenue	m	$5,620.9	$ (68.6)	$5,552.3
Materials cost	m, n, o, p	5,354.8	20.7	5,375.5
Personnel expenses	t, u	90.3	(12.7)	77.6
Operating expenses		68.5	0.1	68.6
Depreciation, amortisation and impairments	p	39.8	0.9	40.7
Other administrative expenses		34.5	1.2	35.7
Operating (loss)/income		33.0	(78.8)	(45.8)
Financial income		16.3	—	16.3
Financial expense	o, p, q	(47.5)	(32.5)	(80.0)
Foreign currency exchange results		(3.1)	—	(3.1)
Share of income from equity investments	r	(0.2)	0.2	—
Net (loss)/income before income taxes		(1.5)	(111.1)	(112.6)
Income tax benefit/(expense)	s	(9.3)	15.7	6.4
Net (loss)/income		$ (10.8)	$ (95.4)	$ (106.2)
Attributable to:				
Equity holders of the parent		$ (10.9)	$ (95.4)	$ (106.3)
Minority interests		0.1	—	0.1
		$ (10.8)	$ (95.4)	$ (106.2)

Notes to the reconciliation of the December 31, 2005 income statement from Dutch GAAP (core only) to IFRS (includes only the recognition and measurement principles as set out in Note 1)

(m) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.6 million and decrease materials cost by USD 68.6 million for the year ended December 31, 2005.

(n) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable, the Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

(o) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the financial statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges, forward exchange paper contracts are recognized in the combined financial information. The measurement of these derivatives at fair value has increased material costs by USD 62.0 million, decrease income tax expense by USD 12.4 million and increased financial expense by USD 8.8 million for the year ended December 31, 2005.

(p) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see (a). The effect is to decrease material cost by USD 3.1 million, increase depreciation by USD 0.9 million, increase financial expense by USD 1.6 million and decrease income tax by USD 0.1 million for the year ended December 31, 2005.

(q) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

(r) Under Dutch GAAP, all investments in associates, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale; additionally changes in the fair value of these investments available for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the income statement. The effect is to decrease share of income from equity investments by USD 0.2 million for the year ended December 31, 2005.

(s) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 15.7 million for the year ended December 31, 2005.

(t) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the Company recognized at January 1, 2004 the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 23.0 million for all defined benefit plans. A portion of benefit expenses that were recognized under Dutch GAAP in 2005 were reversed and recognized at January 1, 2004. The effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31, 2005.

(u) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time, under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005.

Explanation of material adjustments to the combined statement of cash flows for the year ended December 31, 2005:

The most significant change was the change where the issuance of note receivable to parent was reclassed from a financing activity under Dutch GAAP to an investing activity under IFRS. Other than the above mentioned changes there were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

Schedule II

Reconciliation of Petroplus Dutch GAAP Consolidated to Petroplus Dutch GAAP (core only)

Reconciliation of equity and the balance sheet for the year ended December 31, 2003:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 48.9	$ (34.3)	$ 14.6
Property, plant and equipment	573.2	(180.7)	392.5
Investments in associates	—	(3.3)	(3.3)
Financial assets available for sale	—	—	—
Deferred tax asset	—	—	—
Other financial assets	24.2	(24.2)	—
Total non-current assets	646.3	(242.5)	403.8
Current assets			
Inventories	288.8	(68.4)	220.4
Trade debtors, net	552.4	(200.7)	351.7
Accounts receivable from non-consolidated subsidiaries	7.7	(7.7)	—
Other receivables and prepayments	27.0	263.3	290.3
Taxes other than company income taxes	—	—	—
Company income tax	—	—	—
Derivative financial instruments	—	—	—
Prepayments and accrued income	42.3	(42.3)	—
Securities	2.9	(2.9)	—
Cash and short-term deposits	74.2	(33.8)	40.4
Total current assets	995.3	(92.5)	902.8
Total assets	$1,641.6	$(335.0)	$1,306.6
Non-current liabilities			
Interest bearing loans and borrowings	$ 280.0	$ —	$ 280.0
Provisions for liabilities and charges	37.4	23.6	61.0
Total non-current liabilities	317.4	23.6	341.0
Current liabilities			
Interest bearing loans and borrowings	250.4	(83.5)	166.9
Trade creditors	539.5	(128.0)	411.5
Accounts payable to non-consolidated subsidiaries	1.6	(1.6)	—
Taxes other than company income taxes	190.2	(30.5)	159.7
Company income tax	2.0	(2.4)	(0.4)
Other payables and accrued expenses	122.6	68.3	190.9
Total current liabilities	1,106.3	(177.7)	928.6
Shareholders' equity			
Minority shares	(4.0)	4.3	0.3
Equity attributable to shareholders of the parent	221.9	(185.2)	36.7
Total equity	217.9	(180.9)	37.0
Total liabilities and shareholders' equity	$1,641.6	$(335.0)	$1,306.6

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of equity and the balance sheet for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Non-current assets			
Intangible assets	$ 24.4	$ (14.6)	$ 9.8
Property, plant and equipment	510.7	(113.5)	397.2
Investments in associates	—	2.1	2.1
Financial assets available for sale	—	—	—
Other financial assets	259.0	37.5	296.5
Total non-current assets	794.1	(88.5)	705.6
Current assets			
Inventories	529.1	(153.5)	375.6
Trade debtors, net	649.1	(210.5)	438.6
Accounts receivable from non-consolidated subsidiaries	55.5	(55.5)	—
Other receivables and prepayments	70.4	104.5	174.9
Taxes other than company income taxes	—	2.0	2.0
Company income tax	—	0.8	0.8
Derivative financial instruments	—	—	—
Prepayments and accrued income	48.3	(48.3)	—
Cash and short-term deposits	86.7	(24.0)	62.7
Total current assets	1,439.1	(384.5)	1,054.6
Total assets	$2,233.2	$(473.0)	$1,760.2
Non-current liabilities			
Interest bearing loans and borrowings	$ 360.9	$ 5.8	$ 366.7
Employee benefits	—	—	—
Deferred tax liability	—	—	—
Provisions for liabilities and charges	35.3	(4.0)	31.3
Total non-current liabilities	396.2	1.8	398.0
Current liabilities			
Interest bearing loans and borrowings	311.0	(168.3)	142.7
Trade creditors	796.7	(145.2)	651.5
Taxes other than company income taxes	230.0	(7.1)	222.9
Company income tax	6.4	0.1	6.5
Derivative financial instruments	—	—	—
Other payables and accrued expenses	108.9	(4.2)	104.7
Total current liabilities	1,453.0	(324.7)	1,128.3
Shareholders' equity			
Minority shares	1.0	(0.6)	0.4
Equity attributable to shareholders of the parent	383.0	(149.5)	233.5
Total equity	384.0	(150.1)	233.9
Total liabilities and shareholders' equity	$2,233.2	$(473.0)	$1,760.2

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Reconciliation of the income statement for the year ended December 31, 2005:

	Dutch GAAP Consolidated (a)	Exclusion of non-core	Dutch GAAP (core only)
Revenue	$8,249.5	$(2,628.6)	$5,620.9
Materials cost	8,087.3	(2,732.5)	5,354.8
Personnel expenses	—	90.3	90.3
Operating expenses	—	68.5	68.5
Selling expenses	73.5	(73.5)	—
Depreciation, amortisation and impairments	—	39.8	39.8
Other administrative expenses	19.6	14.9	34.5
Other (income)/expenses	(110.7)	110.7	—
Operating income	**179.8**	**(146.8)**	**33.0**
Financial income	12.1	4.2	16.3
Financial expense	(55.7)	8.2	(47.5)
Foreign currency exchange results	(6.7)	3.6	(3.1)
Share of income from equity investments	7.0	(7.2)	(0.2)
Net income before income taxes	**136.5**	**(138.0)**	**(1.5)**
Income tax benefit/(expense)	(13.0)	3.7	(9.3)
Net income	**$ 123.5**	**$ (134.3)**	**$ (10.8)**
Attributable to:			
Equity holders of the parent	$ 122.5	$ (133.4)	$ (10.9)
Minority interests	1.0	(0.9)	0.1
	$ 123.5	$ (134.3)	$ (10.8)

(a) Amounts have been translated from the prior presentation in euro's to USD. Refer to Note 4 for the exchange rates used.

Schedule III

List of Entities included in combined financial information

Subsidiary	2005	2004
Marimpex Mineraloel Handelsgesellschaft GmbH—Germany	100.0%	100.0%
Marimpex Prague (branch office)—Czech	100.0%	100.0%
Oleduc du Jura Neuchatelois SA—Switzerland	100.0%	100.0%
Petroplus Antwerpen 2 BV—Netherlands	100.0%	100.0%
Petroplus Czech Replublic sro—Czech	100.0%	100.0%
Petroplus Financial Services BV—Netherlands	100.0%	100.0%
Petroplus Holdings BV—Netherlands	100.0%	100.0%
Petroplus Marketing AG—Switzerland	100.0%	100.0%
Petroplus Marketing Ltd—UK	100.0%	100.0%
Petroplus Mineraloelproduckte Deutschland GmbH—Germany	100.0%	100.0%
Petroplus Refining and Marketing Ltd—UK	100.0%	100.0%
Petroplus Refining Antwerp Bitumen NV—Belgium	100.0%	100.0%
Petroplus Refining Antwerp NV—Belgium	100.0%	100.0%
Petroplus Refining Cressier SA—Switzerland	100.0%	100.0%
Petroplus Refining International BV—Netherlands	100.0%	100.0%
Petroplus Refining Teesside Ltd—UK	100.0%	100.0%
Petroplus Switzerland AG—Switzerland	100.0%	100.0%
Petroplus Tankstorage AG—Switzerland	100.0%	100.0%
Petroplus Vermoegensverwaltungsgesellschaft GmbH—Germany	100.0%	100.0%
Plichtlagergesellschaft fur Mineralol—Switzerland	100.0%	100.0%
SAPPRO—Switzerland	100.0%	100.0%
SKI Patricipations SA—France	100.0%	100.0%
Societe Francaise du Pipeline du Jura—France	100.0%	100.0%
Societe Genevoise des Petroles SA—Switzerland	100.0%	100.0%
Universal Holding NV—Belgium	100.0%	100.0%

Zug, Switzerland, September 29, 2006

The Board of Directors:

Thomas D. O'Malley
Michael Gayda
Bruce Jones
Karyn F. Ovelmen

Index to the Consolidated Financial Statements

Petroplus Historical Consolidated Financial Statements Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-63

Consolidated Income Statements for the Years Ended December 31, 2004 and 2003 . . . . . F-64

Consolidated Balance Sheets as of December 31, 2004 and 2003 . . . . . F-65

Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 . . . . . F-66

Notes to the Consolidated Financial Statements F-67

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE FINANCIAL STATEMENTS OF PETROPLUS INTERNATIONAL B.V. FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2004

In our opinion, the Dutch GAAP consolidated financial statements of Petroplus International B.V., Rotterdam, the Netherlands, for the year 2004 and the comparative data for the year 2003, as included on pages on pages *F-64 to F-81 of this Offering Circular, are consistent, in all material respects, with* the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified audit opinion on these financial statements on March 1, 2005.

For an understanding of the company's financial position and results and for an adequate understanding of the scope of our audit, the Dutch GAAP consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' reports thereon.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.
Consolidated Income Statement
(In thousands of Euro's)

	Notes	2004	2003
Net sales	29, 30	6,260,649	6,112,653
Cost of sales	18	(6,146,440)	(6,062,347)
Gross operating result		**114,209**	**50,306**
Selling expenses	19	(68,919)	(71,262)
General and administrative expenses	20	(8,698)	(11,663)
Total expenses		(77,617)	(82,925)
Net operating income/(loss)		**36,592**	**(32,619)**
Other income	27	46,193	—
Operating income/(loss)		**82,785**	**(32,619)**
Interest income and other financial income		4,635	5,136
Interest charges and other financial costs		(35,785)	(34,766)
Foreign currency exchange results		(340)	(104)
Share in result of participating interests	25	151	(730)
Result on ordinary activities before tax		**51,446**	**(63,083)**
Income tax on ordinary activities	26	(1,438)	(2,916)
Group result after tax		**50,008**	**(65,999)**
Minority interests	14	(1,214)	1,791
Net result after tax		**48,794**	**(64,208)**

Earnings per Share

	2004	2003
Weighted average number of ordinary shares outstanding	30,887,238	30,702,118
Pro-forma increase in number of ordinary shares	—	—
	30,887,238	**30,702,118**
Basic earnings per ordinary share in Euro's	1.58	(2.09)
Diluted earnings per ordinary share in Euro's	1.58	(2.09)

Petroplus International B.V.

Consolidated Balance Sheet as per 31 December

The Balance Sheet is presented after proposed appropriation of net income

(In thousands of Euro's)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	3	26,074	38,855
Tangible fixed assets	4	423,154	456,549
Financial fixed assets	5	22,624	19,270
Total fixed assets		471,852	514,674
Current assets			
Stocks	6	211,734	229,956
Trade debtors		472,573	439,902
Accounts receivable from non-consolidated subsidiaries		47,372	6,111
Other receivables	7	25,662	21,486
Prepayments and accrued income	7	33,351	33,736
Securities		—	2,323
Cash at bank and in hand	8	147,044	59,054
Total current assets		937,736	792,568
Current liabilities			
Current portion of long-term liabilities	12	839	2,915
Bank overdrafts	9	137,885	159,187
Short-term borrowings from banks	10	45,629	37,302
Trade creditors		416,569	429,489
Accounts payable to non-consolidated subsidiaries		—	1,259
Taxes other than company income taxes		155,568	151,531
Company income tax		1,178	1,631
Other payables and accrued expenses	11	176,796	97,640
Total current liabilities		934,464	880,954
Net current assets		3,272	(88,386)
Total assets less current liabilities		475,124	426,288
Financed by:			
Senior notes	12	223,000	223,000
Other long-term liabilities	12	1,141	1,682
Total long-term liabilities		224,141	224,682
Provisions for liabilities and charges	13	25,237	28,132
Minority shares	14	(60)	(3,197)
Shareholders' equity	15	225,806	176,671
Group equity		225,746	173,474
		475,124	426,288

Petroplus International B.V.

Consolidated Statement of Cash Flows

(In thousands of Euro's)

	2004	2003
Operating activities		
Net operating income/(loss)	36,592	(32,619)
Adjustments for		
Amortisation of intangible fixed assets/negative goodwill	2,668	320
Depreciation of tangible fixed assets	32,396	60,976
Increase/(decrease) in provisions	(3,032)	4,490
Changes in working capital		
Decrease/(increase) in receivables	(92,085)	74,593
Decrease/(increase) in stocks	16,213	42,315
Increase in creditors, other payables and accrued expenses	88,198	35,181
Cash from ordinary activities	80,950	185,256
Interest received	4,635	4,606
Interest paid	(35,785)	(34,766)
Dividends received from non-consolidated subsidiaries	1,767	557
Income tax paid	(2,149)	(1,055)
	(31,532)	(30,658)
Net cash from operating activities	49,418	154,598
Investing activities		
Investment in intangible fixed assets	(143)	(377)
Net addition to tangible fixed assets	(54,315)	(57,733)
Acquisition/disposal of subsidiaries	116,196	(26,886)
Acquisition/disposal of associated companies	(167)	(727)
Net cash from investing activities	61,571	(85,723)
Financing activities		
Issue of new shares	—	—
Increase/(decrease) in other long-term liabilities	(521)	(3,554)
Dividends paid	—	—
Net cash from financing activities	(521)	(3,554)
Net cash flow	110,468	65,321
Exchange differences on cash at bank and in hand	(1,176)	11,432
Movement in cash at bank and in hand	109,292	76,753
Balance as per 1 January	(100,133)	(176,886)
Balance as per 31 December	9,159	(100,133)

1 General

The divisions of Petroplus International NV ("the Company") and its consolidated subsidiaries (together referred to as "the Group") are: Refining, Marketing (of crude oil and oil products), Logistics (Tank Storage), and Other Activities (corporate services, trading and distribution of chemicals, shipping, and environmental activities).

2 Summary of significant accounting policies

Basis of presentation

The Consolidated Financial Statements have been prepared under the historical cost convention in accordance with the provisions of Part 9, Book 2 of the Dutch Civil Code. As permitted by section 402, Book 2 of The Netherlands Civil Code, a condensed income statement has been presented for the Company itself. The format of the consolidated income statement is based on model F in accordance with the regulations described under Part 9, Book 2 of the Dutch Civil Code.

Group consolidation

The Consolidated Financial Statements include the Company and all group companies. The income statements of investments acquired during the year are included in the consolidated income statement as of the date of acquiring dominant influence. Minority interests are disclosed separately in the consolidated income statement and in the consolidated balance sheet. Inter-company transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

Assets and liabilities of foreign consolidated investments are translated into Euro's at year-end exchange rates and the income statement at the average exchange rate for the year. The resulting translation gains and losses are included in the legal reserve.

Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into Euro's at year-end exchange rates. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity and which are hedged through forward currency contracts, are valued at contracted exchange rates. Transactions in foreign currencies are recorded at the rate ruling on the transaction date. Resulting translation differences are incorporated in the income statement.

Valuation

Assets and liabilities are shown at the amounts at which they were acquired or incurred, unless stated otherwise.

Derivatives

Derivatives are used to hedge foreign currency risks and to a lesser extent interest rate risks. The financial instruments are valued based upon their market value, which is obtained from stock quotations.

Commodity instruments

Commodity instruments are used by the company to hedge the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

2 Summary of significant accounting policies (Continued)

Crack spreads

A part of the future refining margin capacity is hedged through crack spreads. In line with the company's strategy aimed at reducing the impact of volatile refining margins on the company's earnings, a substantial (50%+) proportion of the output of the refineries is hedged. Changes in the market value, related to the hedged risk, are recorded at the moment (moments) that the income statement is affected by the cash flows relating to the hedged position.

Other closed hedged positions

For a closed hedged position of commodity instruments, resulting gains and losses will be presented directly as part of the gross operating result in the income statement when these transactions have been closed.

Other positions

Unrealised results of all other positions of commodity instruments (inclusive of physical sale and purchase contracts) are reported as per balance sheet date. Losses on these positions are recorded in the income statement when they are foreseen, whereas profits are recorded when they have been realised.

Intangible fixed assets

Intangible fixed assets represent goodwill and capitalised development expenses and are stated at cost less accumulated amortisation. Goodwill represents the amount paid upon acquisition of subsidiary companies and is calculated as the amount paid less the fair value of identifiable assets and liabilities at the date of acquiring dominant influence over the subsidiary. Goodwill with respect to a subsidiary with a different functional currency is recorded in the functional currency of the acquiring company.

Amortisation of goodwill is provided for using a straight-line method over the useful economic life, which is based on the expected profitability of the acquired companies. Negative goodwill is taken to the revaluation reserve and subsequently released to the income statement over a period in which the advantages for Petroplus are realised. Capitalised development expenses are depreciated over their estimated useful economic life using the straight-line method. A legal reserve is maintained for the capitalised development expenses.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The cost is the purchase price or fair value on the purchase date, where applicable. Upon sale or retirement, the cost and accumulated depreciation are eliminated from the accounts and any gains or losses are included in the income statement.

Land is not depreciated. Depreciation of other tangible fixed assets is provided for using the straight-line method over the estimated useful economic life of the assets. For buildings this is set at thirty years, for vessels at twenty years, for storage installations at forty years and for other assets from three to twenty-five years.

Financial fixed assets

Participations in which Petroplus has a significant influence (not being group companies) are valued at net asset value. Other investments, comprising interests of less than 20%, are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

2 Summary of significant accounting policies (Continued)

Impairment of assets

Periodically an impairment test is performed to evaluate whether the carrying value of an asset may not be recoverable. The recoverability of an asset is determined by comparing the book value of the assets with the net present value of future net cash flows the asset is expected to generate. When the book value of the assets is higher than the net present value of the expected future cash flows, there is an impairment of assets and the difference between the carrying value and the fair value is booked in the income statement. Assets to be sold are valued at book value or the lower market value while taking into account sale costs.

Stocks

Stocks are valued at the lower of cost or net realisable value. Cost is determined using the First-in-First-out (FIFO) method.

Stocks for which the economic risks are transferred by means of oil trading contracts, such as future contracts (hedged position), are valued at contracted sales prices. The resulting gains and losses are included in the income statement.

Within the marketing and refining system, a Minimum Operating Stock is required to secure the continuing operations of the refineries. Among other things, this includes oil in pipelines and vessels, oil in the refinery process and product stock. Due to the long-term nature of these stocks, these are hedged through the use of medium-term fair value hedges.

Receivables

Receivables are recorded after deducting a provision for doubtful debtors.

Securities

Securities are valued at acquisition price or lower market value. Listed securities are valued at market value on the balance sheet date. Any gains or losses in valuation of securities are recorded in the income statement.

Provisions

The company recognises provisions for liabilities and losses existing on the balance sheet date for which the amounts are uncertain but can be estimated reasonably.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and publicly announced before year-end. If the restructuring leads to a termination of activities, the provision for the costs of termination will be included in the restructuring provision.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalised where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognised in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

The book value of the obligation is regularly evaluated and updated to reflect new facts, changes in legal requirements and technological changes.

2 Summary of significant accounting policies (Continued)

Pensions

Pension arrangements are primarily based on a defined benefit system financed with funds which have been separated for this purpose from the equity of the company. In cases where the company is committed to make additional pension payments or where there is a deficit in the pension fund for which the company is liable, a provision is made.

The provision for pension liabilities is calculated based on the net present value according to actuary principles and on the actual salary level. Pension liabilities resulting from past performance are fully provided for. Liabilities with respect to back-service, originated by improved salary and pension arrangements, are added directly to the pension provision and accounted for in the income statement.

Contributions to pension arrangements based on a defined contribution system are accounted for in the year when they occur and are reported in the income statement.

Income taxes

Deferred income taxes are computed based on the difference between the amounts at which assets and liabilities are stated in the tax and commercial accounts. Deferred tax assets, including those related to temporary differences between tax and commercial accounts and those related to tax losses carried forward, are valued if their utilisation within the near future is probable or as far as they are compensated by deferred tax liabilities. The provision for deferred taxation is long-term in nature. The deferred tax assets and provision for deferred taxation are based on the comprehensive liability method of accounting for income taxes and are calculated using the tax rates applicable at the expected realisation date.

Liabilities and other obligations

Liabilities and other obligations, excluding accruals, are valued at face value.

Revenue recognition

Revenue is accounted for to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is accounted for:

Sale of goods

Revenue is accounted for when the significant risks and rewards of ownership of the goods have passed to the buyer.

Other income, costs and expenses

Other income, costs and expenses are allocated to the period to which they relate. Losses are accounted for in the period in which they are identified.

Share of minority interest in total assets

Negative minority interests are valued taken into account provisions for possible uncollectible negative minority interests.

Use of estimates

The preparation of the Financial Statements requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements in order to conform to generally accepted accounting principles. Actual results could differ from those estimates.

In thousands of Euro's unless stated otherwise

3 Intangible fixed assets

	2004			2003
	Goodwill	Development expenditure	Total Intangible fixed assets	Total Intangible fixed assets
Book value as per 1 January	38,091	764	38,855	30,084
Exchange differences	95	—	95	(743)
Acquisitions and fair value adjustments of acquisitions in previous years	3,020	40	3,060	13,482
Sales, disposals and other movements	(12,365)	(52)	(12,417)	—
Amortisation/impairment	(3,280)	(239)	(3,519)	(3,968)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**
Costs	45,001	2,531	47,532	56,794
Accumulated amortisation	(19,440)	(2,018)	(21,458)	(17,939)
Book value as per 31 December	**25,561**	**513**	**26,074**	**38,855**

Goodwill is amortised over ten to twenty years, using the straight-line method and based on expected return of the acquired asset. Capitalised development expenditure is amortised in four to five years using the straight-line method.

The movement in Goodwill resulting from the sale of Tango (EUR 12.4 million) is accounted for under Sales, disposals and other movements.

4 Tangible fixed assets

	2004						2003
	Land & buildings	Equipment	Vessels	Other fixed assets	Assets under construction	Total tangible fixed assets	Total tangible fixed assets
Book value as per 1 January	95,995	316,165	8,918	11,744	23,727	456,549	458,771
Exchange differences	686	736	—	(11)	(19)	1,392	(19,860)
Additions	862	13,240	462	2,091	40,430	57,085	58,130
Additions upon acquisition	—	—	—	—	—	—	20,881
Disposals	(4,170)	(33,727)	(13)	(3)	(21,612)	(59,525)	(397)
Reclassifications	145	29,871	—	(352)	(29,615)	49	—
Depreciation/impairment	(3,362)	(25,705)	(736)	(2,183)	(410)	(32,396)	(60,976)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**
Costs	100,388	440,258	14,854	24,077	12,911	592,488	593,487
Accumulated depreciation	(10,232)	(139,678)	(6,223)	(12,791)	(410)	(169,334)	(136,938)
Book value as per 31 December	**90,156**	**300,580**	**8,631**	**11,286**	**12,501**	**423,154**	**456,549**

An impairment charge of EUR 2.2 million on buildings and equipment (31 December 2003: EUR 30.2 million, for further details reference is made to note 27 of the Consolidated Financial Statements) is included under depreciation/impairment. The disposals in Tangible Fixed Assets mainly relate to the sale of Tango and the Dragon LNG project.

In thousands of Euro's unless stated otherwise

5 Financial fixed assets

	2004			2003
	Investment in associated companies	Other investments	Total financial fixed assets	Total financial fixed assets
Book value as per 1 January	7,668	11,602	19,270	18,650
Additions to existing investments	5,234	12	5,246	1,059
Disposals	—	(102)	(102)	(272)
Dividends received	(103)	(1,664)	(1,767)	(646)
Share in net result for the year	(1,071)	1,222	151	881
Exchange differences	(176)	2	(174)	(402)
Book value as per 31 December	**11,552**	**11,072**	**22,624**	**19,270**

6 Stocks

Stocks as per 31 December 2004 amount to EUR 211.7 million (31 December 2003: EUR 230.0 million) and pertain to goods for resale.

7 Other receivables, prepayments and accrued income

Other receivables as per 31 December 2004 include EUR 4.4 million which is long-term in nature (31 December 2003: EUR 8.1 million). Prepayments and accrued income relates primarily to prepayments, accrued interest and the unamortised portion of the issue costs of the Senior Notes and short-term credit facilities, of which EUR 1.9 million is long-term in nature (31 December 2003: EUR 2.3 million).

8 Cash at bank and in hand

As per 31 December	2004	2003
Current accounts with banks and cash in hand	84,699	50,611
Time deposits	62,345	8,443
	147,044	59,054

9 Bank overdrafts

As per 31 December 2004, stocks and trade debtors amounted to EUR 684.3 million (31 December 2003: EUR 669.9 million), of which a significant portion has been pledged as security for the group's bank overdrafts.

Towards the end of August, Petroplus has increased its USD 525 million Syndicated Working Capital Facility to USD 630 million, followed by a further increase to USD 673 million late November. The duration of the increase has been linked to the price development of crude oil. Following the decrease in oil prices in December, the Syndicated Working Capital Facility was lowered at the end of December to USD 630 million of which USD 540 million is committed in nature. ING Bank and Barclays Capital have the lead in the syndicate comprising of a total of six international banks. Within the conditions agreed with the syndicate, two covenants have been included: a Consolidated Tangible Net Worth and an interest coverage ratio. The syndicate of banks have a pledge on stocks and debtors that are financed through this Facility.

On 31 December 2004, Petroplus met the requirements of the Consolidated EBITDA, corrected for exceptional items, to Net Interest Expense covenant which must be equal or greater than 1.75 over a past period of 12 months. As per 31 December 2004, Petroplus did meet the required Consolidated

In thousands of Euro's unless stated otherwise

9 Bank overdrafts (Continued)

Tangible Net Worth covenant which needs to be equal or greater than EUR 175 million. As per the end of 2004 the Consolidated Tangible Net Worth amounted to EUR 199.7 million.

10 Short term borrowings from banks

As per 31 December 2004 and 31 December 2003 no assets have been pledged as security for short-term bank borrowings.

11 Other payables and accrued expenses

As per 31 December 2004 a total of EUR 9.8 million (31 December 2003: 10.0 million) of other payables and accrued expenses is long-term in nature. The other payables and accrued expenses relate primarily to accruals for personnel related expenses, general expenses, interest, invoices to receive, provisions for estimated subsequent payments related to acquired subsidiaries, prepayments and the remainder of the bond premium. Furthermore, the other payables and accrued expenses as per 31 December 2004 include EUR 67 million deferred income on the Dragon LNG transaction (for details reference is made to note 27 of the consolidated financial statements).

12 Long-term liabilities

Senior Notes

On 10 October 2000, Petroplus Funding BV (a wholly-owned finance subsidiary of Petroplus International NV) issued 10.5% Senior Notes in the amount of EUR 150 million. The notes will mature on 15 October 2010. On 15 February 2001 the Senior Notes were increased by EUR 75 million (issue 103.5%) resulting in a total outstanding amount of EUR 225 million. The bond premium received is allocated pro rata over the time remaining to maturity. As per 31 December 2004, the remaining amount of the bond premium was EUR 1.5 million (31 December 2003: EUR 1.8 million). This amount is recorded under Other payables and accrued expenses. These notes are fully and unconditionally guaranteed by Petroplus International NV and certain subsidiaries of Petroplus International NV.

The balance of the outstanding Senior Notes on 31 December 2004 amounts EUR 223.0 million (31 December 2003: EUR 223.0 million). The notes are unsecured obligations of Petroplus Funding BV and rank equal in right of payment to all existing and future senior unsecured obligations of Petroplus Funding BV. The notes are listed on the Luxembourg Stock Exchange. The conditions of the obligation do not include covenants regarding rating requirements or accelerated redemption. An interest coverage ratio covenant exists in the Senior Notes contract that limits Petroplus' freedom to conduct large investments and/or payment of dividend when certain financial ratios are not met. As per December 31, 2004 Petroplus did meet this covenant.

Per December 2004 a public offer on the Senior Notes was made by RIVR Acquisition B.V. For details reference is made to the Other information, Subsequent events.

Other long-term liabilities (including repayment obligations)

	2004	2003
As per 31 December		
Debts < 1 year	839	2,915
Debts 1 year–< 5 years	1,037	1,508
Debts > 5 years	104	174
	1,980	4,597

In thousands of Euro's unless stated otherwise

12 Long-term liabilities (Continued)

Securities on total outstanding long-term liabilities as per 31 December 2004 amount to EUR 2.0 million (31 December 2003: EUR 4.6 million) and consist of: mortgages with a nominal value of EUR 12.4 million on certain tank terminals, buildings of German and Dutch subsidiaries, and vessels of Dutch subsidiaries.

The short-term portion of long-term loans amount of EUR 0.8 million as per 31 December 2004 (31 December 2003: EUR 2.9 million), is classified under Current liabilities. Other long-term liabilities with a due date five years after the balance sheet date amount to EUR 0.1 million (31 December 2003: EUR 0.2 million).

EUR 1.1 million (31 December 2003: EUR 2.9 million) of the long term loans are based on a fixed interest rate and EUR 0.9 million (31 December 2003: EUR 1.7 million) are based on a variable interest rate.

The average interest rate on long-term loans as per 31 December 2004 was 10.44% as per annum (31 December 2003: 10.37%).

13 Provisions for liabilities and charges

Provisions are long-term in nature, except for the restructuring provision.

	1/1/2004	Additions	Withdrawals	Exchange differences	12/31/2004
Pensions	5,167	618	(1,020)	(1)	4,764
Deferred taxes	13,413	1,724	(1,601)	16	-13,552
Restructuring costs	5,614	—	(2,064)	—	3,550
Environmental	3,938	288	(854)	(1)	3,371
	28,132	2,630	(5,539)	14	25,237

14 Minority shares

	2004	2003
Balance as per 1 January	(3,197)	(726)
Acquisition and fair value adjustments	10	(512)
Dividend	(192)	(89)
Disposal	2,139	—
Exchange differences	(34)	(79)
Share in Group result	1,214	(1,791)
Balance as per 31 December	(60)	(3,197)

The disposal of minority shares includes additions to provisions for uncollectible negative minority interests.

15 Shareholders' equity

Reference is made to note 8 in the Parent Company Financial Statements for details on shareholder's equity.

16 Contingent liabilities

The management is of the opinion that the contingent liabilities of the Company and its consolidated subsidiaries are not expected to give rise to any material loss. Total contingent liabilities as

In thousands of Euro's unless stated otherwise

16 Contingent liabilities (Continued)

per 31 December 2004 relate to guarantees and letters of credit for an amount of EUR 617 million (31 December 2003: EUR 575 million).

The requirement for remediation and the related costs are difficult to estimate. However, in accordance with the Group's accounting policies, estimated costs of possible environmental obligations have been included in the Consolidated Financial Statements. Petroplus does not expect that future costs will have a material effect on the Group's financial position or liquidity.

17 Commitments

Long-term commitments exist in respect to operational leases, rental agreements, hire purchases and other contracts which mainly relate to cars, computers, office machines and operating filling stations. The total non-cancellable commitments as per 31 December 2004 are as follows:

< 1 year	10,429
1 – 5 years	6,678
> 5 years	1,362
Total commitments	**18,469**

18 Cost of sales

	Notes	2004	2003
Purchase cost and related expenses		6,040,618	5,914,961
Personnel expenses	21	43,710	42,699
Amortisation/depreciation of sales related assets	3, 4, 24	28,132	54,551
Other operating expenses	22	33,980	50,136
		6,146,440	6,062,347

19 Selling expenses

	Notes	2004	2003
Personnel expenses	21	38,024	35,627
Amortisation/depreciation of marketing related assets	3, 4, 24	5,995	3,365
Other operating expenses	22	24,900	32,270
		68,919	71,262

20 General and administrative expenses

	Notes	2004	2003
Personnel expenses	21	7,272	7,881
Amortisation/depreciation of other assets	3, 4, 24	937	3,380
Other operating expenses	22	489	402
		8,698	11,663

In thousands of Euro's unless stated otherwise

21 Personnel expenses

	2004	2003
Salaries and bonuses	75,852	73,410
Social charges	8,446	8,005
Pension costs	4,708	4,792
	89,006	86,207

22 Other operating expenses

	2004	2003
Other operating expenses	59,369	82,808

The decrease of the operating expenses of EUR 23.4 million is mainly caused by the restructuring of the Antwerp refinery and the sale of Tango.

23 Number of employees

	2004	2003
Average number of employees per Division		
Refining	476	475
Marketing	314	343
Logistics	139	139
Other Activities	150	155
	1,079	1,112

The average number of employees of the consolidated entities in 2004 was 1,079 (2003: 1,112). The absolute number of employees of the consolidated entities as per 31 December 2004 was 1,021 (31 December 2003: 1,135). This reduction is mainly the result of restructuring at the Antwerp refinery and sale of Tango.

24 Amortisation/depreciation intangible and tangible fixed assets

	Notes	2004	2003
Amortisation of intangible fixed assets	3	(3,519)	(3,968)
Depreciation of tangible fixed assets	4	(32,396)	(60,976)
Release of negative goodwill from revaluation reserve	15	851	3,648
		(35,064)	(61,296)

The depreciation of tangible fixed assets has decreased significantly due to the impairment of assets of the Antwerp refinery in 2003. The release of negative goodwill from the revaluation reserve in 2003 included EUR 2.4 million related to the fixed assets of the Antwerp refinery (further details on the impact of this restructuring on the financial statements are included in note 27).

In thousands of Euro's unless stated otherwise

25 Share in result of participating interests

	2004			2003
	Participations	Other investments	Total	Total
Result for the year	413	1,223	1,636	881
Impairment	(1,485)	—	(1,485)	(1,611)
	(1,072)	1,223	151	(730)

26 Income tax on ordinary activities

Income taxes are calculated taking into account available tax losses carried forward. The Company forms part of a fiscal unity for Dutch income tax purposes, and as such is jointly and severally liable for the liabilities of the fiscal unity as a whole.

Substantial tax losses amounting to approximately EUR 181 million exist within the Group. These have not been fully valued for some fiscal entities, since their utilisation within a three to five year period is not probable. The net tax losses carried forward which remain unvalued equate to EUR 151 million (31 December 2003: approximately EUR 132 million). These losses primarily relate to group companies in Belgium, Germany and The Netherlands.

Tax on results on ordinary activities

Tax on income for the year ended 31 December 2004 amounts to EUR 1.4 million (31 December 2003: EUR 2.9 million). The result on ordinary activities before tax is comprised as follows:

	2004	2003
The Netherlands	14,050	(12,503)
Foreign	37,396	(50,580)
Income/(loss) before income taxes	**51,446**	**(63,083)**

The components of income tax are as follows:

	2004	2003
The Netherlands		
Current taxes	202	225
Deferred taxes	(329)	157
	(127)	382
Foreign		
Current taxes	(666)	(461)
Deferred taxes	2,231	2,995
	1,565	2,534
Income tax	**1,438**	**2,916**

Petroplus' operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 0% to 40%. This causes a difference between the weighted average statutory income tax rate and Dutch statutory income tax rate of 34.5%.

In thousands of Euro's unless stated otherwise

26 Income tax on ordinary activities (Continued)

The reconciliation of the weighted average statutory income tax rate as a percentage of income before taxes and the effective income tax rate is as follows:

	2004 %	2003 %
Weighted average statutory income tax rate	21.9	25.5
Tax effect of:		
Unrecognised loss carried forward/timing differences	(19.1)	(30.1)
Effective tax rate	**2.8**	**(4.6)**

27 Exceptional items

Exceptional items 2004

Effectively on the 1st of March, Petroplus completed the sale of Tango, its chain of unmanned petrol stations, to Kuwait Petroleum. On this transaction, a book profit of EUR 46 million is included in the Income Statement under Other Income.

In December, Petroplus signed agreements with its partners in Dragon LNG to develop a GBP 250 million LNG import terminal. Together with this agreement, Petroplus transferred 80% of its ownership in Dragon LNG. This transaction is scheduled to close in the second quarter of 2005. Hence, the book profit (approximately GBP 47 million, EUR 67 million) is recorded as deferred income as per 31 December 2004 and accounted for under Other payables and accrued expenses.

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables for which a provision of EUR 7.1 million had been recognised. During 2004, following extensive negotiations, Petroplus managed to receive an amount of USD 5.8 million. Consequently, management decided to release EUR 4.5 million of the provision through the 2004 Income Statement.

Exceptional items 2003

On 22 August 2003, the company announced the restructuring and impairment of assets of the Antwerp refinery. Consequently, the following exceptional items have been recorded in the 2003 income statement:

	2003
Impairment tangible fixed assets	30.2
Release negative goodwill	(2.4)
Restructuring expenses	10.4
	38.2

Per 31 December 2003, the Company has issued a guarantee to her subsidiary in Dubai for outstanding third-party receivables. In relation to these receivables a provision of EUR 7.1 million has been recognised which is accounted for in the 2003 income statement.

28 Cash flow statement

General

The indirect method, used to compile the cash flow statement, is based on the income statement and the other movements between the opening and closing balance sheet. Cash at bank and in hand

In thousands of Euro's unless stated otherwise

28 Cash flow statement (Continued)

consists of cash and bank overdrafts. Movements in the balance sheet, which have not resulted in any actual cash flow, such as translation differences and value adjustments, are not included in the cash flow statement. Movements in working capital resulting from the acquisition of consolidated interests are included in investing activities.

Interest paid and received are included in the cash flow from operating activities.

Analysis of net cash

Analysis of net cash		
Cash at bank and in hand as per 31 December 2003	59,054	
Bank overdrafts as per 31 December 2003	(159,187)	
Net cash as per 31 December 2003		**(100,133)**
Cash at bank and in hand as per 31 December 2004	147,044	
Bank overdrafts as per 31 December 2004	(137,885)	
Net cash as per 31 December 2004		**9,159**
Increase net cash in 2004		**109,292**

The net cash proceeds of the sale of Tango and the Dragon LNG transaction are accounted for under net cash from investing activities.

29 Segmentation by division

	Marketing	Refining	Logistics	Other activities	Total
31 December 2004					
Net sales	6,165,940	2,034,814	37,366	193,065	8,431,185
Net sales third parties	6,013,138	26,888	28,483	192,140	6,260,649
Net sales inter group	152,802	2,007,926	8,883	925	2,170,536
Operating (loss)/income	28,053	10,412	5,758	38,562	82,785
Total book value assets	662,521	420,242	137,834	188,991	1,409,588
Total net liabilities	580,311	175,417	26,433	376,444	1,158,605
Total investment in intangible/tangible assets	6,418	31,852	20,197	1,678	60,145
Total acquisitions; tangible fixed assets	—	—	—	—	—
Total depreciation/amortisation expenses/special write down	4,453	22,214	4,207	4,190	35,064
Total share in result participations	793	—	1,222	(1,864)	151
Book value participations	9,762	—	10,434	2,428	22,624

In thousands of Euro's unless stated otherwise

29 Segmentation by division (Continued)

	Marketing	Refining	Logistics	Other activities	Total
31 December 2003					
Net sales	7,105,135	1,916,117	35,102	147,733	9,204,087
Net sales third parties	5,959,110	—	26,014	127,529	6,112,653
Net sales inter group	1,146,025	1,916,117	9,088	20,204	3,091,434
Operating (loss)/income	(2,447)	(27,925)	9,410	(11,657)	(32,619)
Total book value assets	702,655	384,256	147,925	72,406	1,307,242
Total net liabilities	620,437	191,370	18,813	275,016	1,105,636
Total investment in intangible/tangible assets	16,059	26,674	13,298	15,581	71,612
Total acquisitions; tangible fixed assets	434	20,447	—	—	20,881
Total depreciation/amortisation expenses/special write down	6,911	45,832	3,997	4,556	61,296
Total share in result participations	694	—	1,046	(2,470)	(730)
Book value participations	8,967	—	10,966	(663)	19,270

30 Geographical segmentation

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2004						
Net sales third parties	1,052,695	3,273,427	1,386,244	23,060	525,223	6,260,649
Total book value assets	342,781	561,646	435,297	2,350	67,514	1,409,588
Total investments intangible/tangible fixed assets	7,403	35,198	17,359	—	185	60,145

	The Netherlands	Other EU countries	Rest of Europe	United States	Rest of the world	Total
31 December 2003						
Net sales third parties	1,151,362	2,793,619	1,127,755	138,897	901,020	6,112,653
Total book value assets	234,624	540,813	419,216	1,953	110,636	1,307,242
Total investments intangible/tangible fixed assets	26,158	44,662	19,654	—	2,019	92,493

31 Financial and commodity instruments

The financial results of Petroplus can be influenced by fluctuations of oil prices and foreign currencies. Petroplus is further exposed to interest, credit and country risks.

Risks of oil price changes

Crude and oil products are subject to significant price fluctuations and the related streams and stocks within Petroplus are significant. The company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The company utilises several commodity instruments to hedge these risks.

Under the new refinery margin hedge program, a large portion of the output of the refineries is hedged through cash flow hedges (crack spreads), in order to secure a positive refining margin.

As per 31 December 2004, the (unrealised) fair value of these crack spreads was EUR 14.9 million positive (31 December 2003: EUR 7.0 million negative), of which EUR 2.8 million is hedged paper positions and EUR 12.1 million physical forward positions traded on a crack basis. The value of these

In thousands of Euro's unless stated otherwise

31 Financial and commodity instruments (Continued)

hedges, which are actually short- to medium-term in nature, represents merely a snapshot of their valuation on the balance sheet date.

Foreign currency risks

The company is exposed to foreign currency exchange risks in the following areas:

- Transaction risks: includes existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- Translation risks of foreign investments (inclusive results);
- Translations of debts denominated in currencies other than the functional currency.

In order to keep the currency risk at an acceptable level the company uses financial instruments (forward exchange contracts) to hedge the foreign currency risk. The estimated fair value of these instruments approximates to their book value. The risks related to foreign investments are not hedged.

Interest risks

Petroplus from time to time hedges its interest rate risks, inherent in external debts, with a variable interest rate. On 31 December 2004, no hedges were outstanding (31 December 2003: USD 5.0 million).

Credit risk

Petroplus limits the risk of bad debts by assessing the creditworthiness of the parties with which it trades. The trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies. In addition, Petroplus also uses credit insurance or other means of financial security, such as bank guarantees or letters of credit, to cover bad debt risks in certain cases. In the Logistics Division, the risk of bad debts is very small and in most cases Petroplus has a right of retention on the goods stored. Additionally, the counter parties using the services are frequently large and financially sound parties. To strengthen its assessment policy and procedures even further, Petroplus set up a Corporate Credit Committee in the first quarter of 2003.

Other insurable risks

To manage its larger business risks—including property risks, loss of profits, losses and liability—Petroplus has taken out a comprehensive company-wide insurance cover. Damages as a consequence of business interruption are not included in the insurance cover.

Other financial instruments

Other financial instruments in the balance sheet are cash at banks, trade debtors, short- and long-term loans and payables. The nominal value of these instruments approximates to the fair value.

The fair value of the 10.5% senior notes in the total amount of EUR 225 million as per 31 December 2004 was 104.5% (31 December 2003: 87.5%).

Index to the Interim Condensed Combined Financial Information

Petroplus (Core Entities) Historical Unaudited Interim Condensed Combined Financial Information for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-83
Interim Condensed Combined Income Statements for the Six Months Ended June 30, 2006 and 2005 . . . . F-84
Interim Condensed Combined Balance Sheets as of June 30, 2006 and December 31, 2005 . . . . . F-85
Interim Condensed Combined Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 . . . . F-86
Interim Condensed Combined Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 . . . . F-87
Notes to the Interim Condensed Combined Financial Information F-88

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED COMBINED FINANCIAL REPORTING OF PETROPLUS INTERNATIONAL B.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed combined financial reporting for the six months ended June 30, 2006 and June 30, 2005 of Petroplus International B.V., Rotterdam, the Netherlands, after carving out the non-core subsidiaries (hereafter referred to as 'the Company'). This interim condensed combined financial reporting has been prepared for inclusion in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland and is set out on pages F-84 to F-98 in this Offering Circular. The interim condensed combined financial reporting has been prepared on the basis of the accounting policies set out in Note 1, which is required by the SWX and has been solely prepared for the purpose of complying with the SWX Directives requirement for the historical information that should be included in the Offering Circular and for no other purpose.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed combined financial reporting on the basis of preparation set out in Note 1 to the interim condensed combined financial reporting. Our responsibility is to express a conclusion on the interim condensed combined financial reporting based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim condensed financial information consists of making inquiries, primarily of persons resonsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed combined financial reporting is not prepared, in all material respects, in accordance with the basis of preparation set out in Note 1.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

Petroplus International B.V.
Interim Condensed Combined Income Statements
For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue	10	$3,171.9	$2,621.1
Material costs	12	2,974.2	2,658.7
Personnel expenses		50.1	41.4
Operating expenses		35.4	30.6
Depreciation and impairment		19.6	18.1
Other administrative expenses		18.8	16.1
Operating income/(loss)		73.8	(143.8)
Financial income		13.9	4.7
Financial expense	12	1.8	(53.0)
Foreign currency exchange losses		(0.9)	(0.3)
Share of loss from equity investments		(0.2)	—
Net income/(loss) before income taxes		88.4	(192.4)
Income tax (expense)/benefit	7	(18.2)	25.2
Net income/(loss)		$ 70.2	$ (167.2)
Attributable to:			
Equity holders of the parent		$ 70.2	$ (167.2)
Minority interests		—	—
		$ 70.2	$ (167.2)

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Balance Sheets

At June 30, 2006 and December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Non-current assets			
Intangible assets		$ 20.2	$ 11.6
Property, plant and equipment	3	959.5	426.0
Investments in associates		0.4	0.4
Financial assets available for sale		1.9	1.8
Deferred tax asset		7.6	7.8
Other financial assets	11	324.9	251.2
Total non-current assets		1,314.5	698.8
Current assets			
Inventories	4	824.9	481.7
Trade debtors, net		401.7	438.6
Other receivables and prepayments	11	262.8	219.2
Taxes other than company income taxes		2.8	2.0
Company income tax		1.0	0.8
Derivative financial instruments	11	226.2	285.4
Cash and short-term deposits	5, 11	101.3	62.7
Total current assets		1,820.7	1,490.4
Total assets		$3,135.2	$2,189.2
Non-current liabilities			
Interest bearing loans and borrowings	6, 11	709.8	364.3
Investment grants		5.3	—
Employee benefits liability	8	34.1	22.5
Deferred tax liability		121.4	11.5
Provisions for liabilities and charges		24.0	2.3
Total non-current liabilities		894.6	400.6
Current liabilities			
Interest bearing loans and borrowings	6, 11	637.2	151.5
Trade creditors		502.4	651.4
Taxes other than company income taxes		194.0	222.9
Company income tax		8.1	5.4
Derivative financial instruments	11	399.5	485.2
Other payables and accrued expenses		159.8	131.0
Total current liabilities		1,901.0	1,647.4
Shareholders' equity			
Minority shares		0.4	0.4
Equity attributable to shareholders of the parent		339.2	140.8
Total equity		339.6	141.2
Total liabilities and shareholders' equity		$3,135.2	$2,189.2

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Cash Flow Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Operating activities			
Net income/(loss)		$ 70.2	$(167.2)
Adjustments to reconcile net income/(loss):			
Depreciation of property, plant and equipment		19.6	18.1
Share-based payments	9	—	1.0
Change in provisions		14.1	(26.2)
Changes in working capital:			
Decrease in trade debtors and other receivables		158.7	33.7
Increase in inventories		(26.8)	(174.6)
(Decrease)/increase in derivative financial instruments		(33.4)	239.8
(Decrease)/increase in trade creditors, other payables and accrued expenses		(402.5)	38.1
Interest paid		(26.2)	(17.1)
Interest received		13.9	4.6
Income taxes received		1.4	1.7
Net cash used in operating activities		(211.0)	(48.1)
Investing activities			
Acquisition of subsidiary, net	2	(429.2)	—
Investment in property, plant and equipment	3	(21.9)	(23.2)
Net cash used in investing activities		(451.1)	(23.2)
Financing activities			
Shareholders' contribution (disposal of non-core entities)		157.3	31.3
Repurchase of share options		—	3.3
Increase in short term borrowings		286.3	158.7
Debt repayments		(25.7)	(381.7)
Debt issues		265.5	190.0
Net cash provided by financing activities		683.4	1.6
Net cash flow		21.3	(69.7)
Net foreign exchange differences		17.3	(15.9)
Movement in cash and short-term deposits		38.6	(85.6)
Balance as per January 1,		62.7	139.9
Balance as per June 30,		$ 101.3	$ 54.3

See notes to interim condensed combined financial information

Petroplus International B.V.

Interim Condensed Combined Statements of Changes in Equity

For the Six Months Ended June 30, 2006 and 2005

(In millions of US dollars)

		Attributable to equity holders of the parent						
	Notes	Share capital	Share premium reserve	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2005		$1.5	$230.4	$ 15.7	$ (8.3)	$ 239.3	$0.3	$ 239.6
Translation adjustment				(9.7)		(9.7)		(9.7)
Net loss recognised directly into equity		—	—	(9.7)	—	(9.7)	—	(9.7)
Net loss for the period					(167.2)	(167.2)		(167.2)
Total recognised income and expense for the period		—	—	(9.7)	(167.2)	(176.9)	—	(176.9)
Shareholders' contribution (disposal of non-core entities)	1				31.3	31.3		31.3
Share-based payments	9				1.0	1.0		1.0
Repurchase of outstanding stock options	9				(3.3)	(3.3)		(3.3)
Balance as per June 30, 2005		$1.5	$230.4	$ 6.0	$(146.5)	$ 91.4	$0.3	$ 91.7
Balance as per January 1, 2006		$1.5	$230.4	$(11.8)	$ (79.3)	$ 140.8	$0.4	$ 141.2
Translation adjustment				13.4		13.4		13.4
Net income recognised directly into equity		—	—	13.4	—	13.4	—	13.4
Net income for the period					70.2	70.2		70.2
Total recognised income and expense for the period		—	—	13.4	70.2	83.6	—	83.6
Shareholders' contribution (disposal of non-core entities)	1				114.8	114.8		114.8
Balance as per June 30, 2006		$1.5	$230.4	$ 1.6	$ 105.7	$ 339.2	$0.4	$ 339.6

See notes to interim condensed combined financial information

Petroplus International B.V.

Notes to the Interim Condensed Combined Financial Information

For the Six Months Ended and as of June 30, 2006 and 2005

1 Business and basis of preparation for the interim condensed combined financial information

Petroplus International B.V. (the "Company" or "Petroplus") is a crude oil refiner and supplier of petroleum products, primarily through wholesale marketing. Petroplus owns and operates three refineries; BRC (Belgium) which was acquired on May 31, 2006, Cressier (Switzerland) and Teesside (United Kingdom) with a combined throughput capacity of approximately 295,000 barrels per day ("bpd") and one processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end customers primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as in the spot market.

Disposal of non-core activities

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities in Europe.

Basis of preparation

The interim condensed combined financial information of Petroplus has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed combined financial information of Petroplus has been prepared in accordance with International Financial Reporting Standard IAS 34, *Interim Financial Reporting* with the exception of the application of IAS 27, *Consolidated and Separate Financial Statements* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is below in the "Interim condensed combined financial information" section.

The interim condensed combined financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's combined financial information as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed combined financial information are consistent with those followed in the preparation of the Company's combined financial information for the year ended December 31, 2005.

All amounts included in the interim condensed combined financial information and notes are presented in USD (also noted as $) and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

Interim condensed combined financial information

The Swiss Exchange Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus prescribes that historical financial information shows the financial status and operating results of the parts of companies that will be included in an initial public offering.

This financial information, which has been prepared specifically for the purpose of this prospectus, therefore only includes the results, assets and liabilities of the Company and its core subsidiaries that will be part of the new Petroplus Holdings AG, for each of the periods ended as of the dates stated.

The non-core activities and their equity, which have been or will be disposed of between 2004 and 2006, are not reflected in the combined financial information until the time that the sale has occurred. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the

1 Business and basis of preparation for the interim condensed combined financial information (Continued)

performance of the core business in terms of income statement and balance sheet for the six months ended and as of June 30, 2006 and 2005.

Overview of proceeds from the disposal of the non-core activities that have been treated as a contribution to equity:

	June 30, 2006	June 30, 2005
Tankstorage facilities*	$ (7.3)	$ —
Milford Haven*	123.3	—
SBI Holding	—	11.4
SPMR	—	15.7
NSP	—	3.0
UK cards business**	—	—
Others	(1.2)	1.2
Total	$114.8	$31.3

* Upon the sale of the tankstorage facilities in Milford Haven and in Germany a total amount of USD 150.8 million was received in cash. The net proceeds amounted to USD 116.0 million (Milford Haven USD 123.3 million gain and Germany USD 7.3 million loss).

** USD 7.7 million cash was received related to the sale of the UK card business in the first half of 2006 but the sale was recorded in the year ended December 31, 2005.

IFRS (specifically, IAS 27) does not provide for exclusion of certain subsidiaries under the control of the reporting entity in the financial statements. The historical financial information included herein therefore does not constitute a set of general purpose financial statements under paragraph 3 of IAS 1, *Presentation of Financial Statements* and consequently does not comply with paragraph 14 of IAS 1.

However, except as described in the preceding paragraph, the historical interim condensed combined financial information is prepared in all other material respects in accordance with recognition, measurement and presentation principles that are consistent with IFRS. The accounting principles are further described in the 2005 Combined Financial Information.

The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

The interim condensed combined financial information was authorized for issuance by the Board of Directors of Petroplus International B.V. on October 6, 2006.

2 Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprises the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and at this time no intangible assets or goodwill has been identified, once the valuation has been finalized the purchase price allocation will be adjusted at that time if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

2 Acquisition of European Petroleum Holdings N.V. (Continued)

Purchase consideration:

Purchase price	$506.8
Fees	4.4
Total purchase consideration	$511.2

Preliminary purchase price allocation:

	Fair value for purchase price accounting	Carrying amount before acquisition
Cash	$ 82.0	$ 82.0
Inventory	294.3	294.3
Trade debtors	156.4	156.4
Property, plant and equipment	521.4	165.0
Other assets	18.9	18.9
Total assets	1,073.0	716.6
Interest bearing loans	209.9	209.9
Provisions	32.2	32.2
Deferred tax liability	107.3	0.4
Trade creditors	200.5	200.5
Other liabilities	11.9	11.9
Net assets acquired	$ 511.2	$261.7

Since May 31, 2006, EPH has contributed USD 5.9 million of net income to the Company for the six months ended June 30, 2006.

If the Company had acquired EPH as of January 1, 2006 the total revenues for the six months ended June 30, 2006 would have been approximately USD 1.3 billion higher and the total net income for the six months ended June 30, 2006 would have been approximately USD 47.0 million higher.

3 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 21.9 million (2005: USD 23.2 million), excluding property, plant and equipment acquired through a business combination (see Note 2). There were no significant property, plant and equipment disposals during the six months ended June 30, 2006 and 2005. There were no impairments or reversal of past impairments on property, plant and equipment during the six months ended June 30, 2006 and 2005.

There were no significant commitments for the purchase of additional property, plant and equipment as of June 30, 2006.

4 Inventories

There was no write-down of inventories for the six months ended June 30, 2006 and 2005.

5 Cash and short-term deposits

For the purposes of the interim combined cash flow statement, cash and short-term deposits for the six months ended June 30, 2006, June 30, 2005 and as of December 31, 2005 were as follows:

	June 30, 2006	June 30, 2005	December 31, 2005
Cash	$ 37.8	$28.7	$ 0.8
Short-term deposits	63.5	25.6	61.9
Cash and short-term deposits	$101.3	$54.3	$62.7

6 Interest bearing loans and borrowings

	June 30, 2006	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 23.2	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	113.0	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	88.9	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	24.6	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	238.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	94.8	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	125.5	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$708.5			
Senior Debt (at amortised cost)	$682.7			see above
Finance lease obligation	27.1	5.12%		
Total non current	$709.8			
Current				
Credit facility	$577.7	varies		EURO
Current portion of Senior Debt	6.3	varies		EURO/CHF
Revolving facility	50.2	EURIBOR + 2.50%		USD
Finance lease obligation	3.0	5.12%		
Total current	$637.2			

Petroplus International B.V.
Notes to the Interim Condensed Combined Financial Information (Continued)
For the Six Months Ended and as of June 30, 2006 and 2005

6 Interest bearing loans and borrowings (Continued)

	December 31, 2005	Interest rate	Maturity	Currency
Non-current				
Senior Debt	$ 21.9	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	106.6	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	39.8	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	23.5	EURIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	7.8	EURIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	90.3	EURIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	71.1	EURIBOR + 6.75%	Nov. 2012	EURO
Senior Debt (at nominal value)	$361.0			
Senior Debt (at amortised cost)	$337.9			see above
Finance lease obligation	26.4	5.12%		
Total non current	$364.3			
Current				
Credit facility	$113.2	varies		EURO
Current portion of Senior Debt	5.9	varies		EURO/CHF
Revolving facility	29.6	EURIBOR + 2.50%		USD
Finance lease obligation	2.8	5.12%		
Total current	$151.5			

7 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Combined Income Statement		
Current Income Tax		
Current Income tax charge	$ (7.9)	$(1.4)
Adjustments in respect to current income tax of previous years	—	—
Deferred Income tax		
Related to origin and reversal of temporary differences	(10.3)	26.6
Income tax (expense)/benefit	$(18.2)	$25.2
Combined Statement on Changes in Equity		
Income tax on gain realised through sale of investments available-for-sale	$ —	$ —
Total income tax as reported in equity	$ —	$ —

8 Employee benefit plans

The group has four defined benefit pension plans (in Switzerland, UK and Belgium) covering substantially all of its employees, requiring contributions to be made to separately administrated funds. The increase in the employee benefit liability of USD 11.6 million is due primarily to the acquisition of EPH which has its own defined benefit pension plan for its Belgium subsidiaries and an early retirement scheme.

9 Stock Option Plans

During the six months ended June 30, 2005 all of the Company's shares were acquired by RIVR Acquisition B.V. and Petroplus was delisted from the Euronext Stock Exchange. Furthermore, all options were cancelled and settled in cash with management and personnel. The settlement price equalled the USD 11.20 (EUR 9.00) per share cash bid on the shares, resulting in a USD 4.20 (EUR 3.40) per share settlement payment per option. In total USD 3.3 million was paid to management and personnel. Under IFRS this is regarded as an acceleration of the vesting. Total expense for share-based compensation plans for the six months ended June 30, 2005 was USD 1.0 million. No further share options are outstanding or have been issued.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The Company is not a seasonal business and as such the additional disclosures required for highly seasonal businesses under IAS 34 are not applicable.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30,	
	2006	2005
Switzerland	$1,260.0	$ 972.8
United Kingdom	932.1	881.5
The Netherlands	229.8	130.3
Germany	229.3	115.3
Rest of the world	520.7	521.2
Total revenues	$3,171.9	$2,621.1

11 Financial instruments

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments, that are included in the interim condensed combined financial information.

	June 30,		December 31,	
	2006	2006	2005	2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Other financial assets	$ 324.9	$ 324.9	$251.2	$251.2
Other receivables and prepayments	$ 262.8	$ 262.8	$219.2	$219.2
Derivative financial instruments:				
Refining margin hedges	$ 111.5	$ 111.5	$ 54.1	$ 54.1
Product hedges	86.3	86.3	229.5	229.5
Foreign exchange hedges	22.2	22.2	0.9	0.9
Interest hedges	5.3	5.3	0.9	0.9
Other hedges	0.9	0.9	—	—
Derivative financial instruments	$ 226.2	$ 226.2	$285.4	$285.4
Cash and short-term deposits	$ 101.3	$ 101.3	$ 62.7	$ 62.7
Financial liabilities				
Interest bearing loans and borrowings	$1,347.0	$1,347.0	$515.8	$515.8
Derivative financial instruments:				
Refining margin hedges	$ 116.0	$ 116.0	$ 97.6	$ 97.6
Product hedges	278.0	278.0	377.3	377.3
Foreign exchange hedges	—	—	9.6	9.6
Interest hedges	—	—	0.7	0.7
Other hedges	5.5	5.5	—	—
Derivative financial instruments	$ 399.5	$ 399.5	$485.2	$485.2

12 Additional income statement disclosures

Material costs

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the six months ended June 30, 2006 the Company recorded a gain of USD 60.5 million (2005: loss of USD 131.3 million) for the commodity instruments.

Financial expense

	For the six months ended June 30,	
	2006	2005
Interest on long term liabilities	$(12.7)	$ (9.9)
Buy back High Yield Bond	—	(22.9)
Net interest paid/(received) on working capital	(9.2)	(3.6)
Letter of credit charges, commission fees & other finance charges	(8.0)	(6.0)
Foreign currency hedges	30.1	(8.9)
Interest hedges	4.9	—
Finance charges payable under finance leases	(0.7)	(0.9)
Miscellaneous interest expense	(2.6)	(0.8)
Total financial expense	$ 1.8	$(53.0)

13 Related parties

The Group has a related party relationship with its parent company, subsidiaries, associated companies, other investments, and with its Executive Board members. As these statements are presented on a combined basis, the Company has additional relationships with wholly-owned subsidiaries that under consolidated statements would be eliminated in consolidation. Under the combined financial information these transactions are not eliminated and have been included in the Combined Balance Sheet as other receivables and other payables and accrued expenses.

The following table provides the total amount of transactions which have been entered into and balances with related parties for the relevant financial period:

		For the six months ended June 30,		As of the period ended June 30, and December 31,	
		Sales to related parties	Purchases to related parties	Amounts owed by related parties	Amounts owed to related parties
Parent company					
RIVR Acquisition B.V.	2006	$ —	$ —	$324.9	$ —
	2005	$ —	$ —	$251.2	$ —
Wholly-owned subsidiaries excluded for combination purposes					
Non-core entities	2006	$126.9	$111.9	$ 9.9	$142.1
	2005	$ 44.8	$ 89.8	$ 32.5	$111.2

Transactions with parent company

RIVR is the direct parent company of Petroplus after all shares had been acquired during the beginning of 2005. In 2005 Petroplus International granted RIVR a loan which amounted to USD 251.2 million at December 31, 2005. The interest on this loan amounts USD 8.0 million for the six months ended June 30, 2006 and is determined at arm's-length basis. Furthermore, RIVR has charged Petroplus for a management fee of USD 0.6 million for the six months ended June 30, 2006 and 2005.

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the combined financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the combined financial information are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

13 Related parties (Continued)

Compensation of key management personnel

	For the six months ended June 30,	
	2006	2005
Short term employee benefits	$1.4	$1.0
Profit sharing and bonus related payments	2.6	2.7
Post-employment pension and medical benefits	0.1	0.1
Contributions to defined contribution plans	—	—
Share-based payments	—	0.4
Total compensation of key management personnel	$4.1	$4.2

Total compensation to key personnel excludes the costs of personnel not related to the core business of the Company. The costs have been excluded from the results and treated as recharged income from related parties. All outstanding exercisable option rights in relation to options granted to key personnel have been cancelled and settled during 2005.

14 Subsequent events

Acquisition of the Ingolstadt Refinery

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital. Assuming crude oil prices of USD 65 per barrel, the value of net working capital would be approximately USD 345 million at the refinery's average inventory levels. The Company expects this transaction to close in 2007.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

Sale of Non-Core Assets

Overview

The Company's management and shareholders agreed to restructure our group by selling our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to 4Gas Holding B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the Petroplus Tankstorage group, which is engaged in the provision of tank storage facilities to the petrochemical industry;

14 Subsequent events (Continued)

- the Bunkering group of companies including the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business; and
- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals.

Sale of 4Gas B.V.

On August 21, 2006, RIVR Holding B.V. and RIVR Acquisition B.V. entered into a notarial deed of share purchase and transfer under which RIVR Acquisition B.V. sold certain shares in 4Gas B.V. in exchange for a USD 224.5 million (EUR 175 million) note issued by the RIVR Holding B.V. The note bears interest at a rate of EURIBOR plus 175 basis points. Accrued interest on the note is automatically capitalized on the last day of each interest period. RIVR Holding B.V. is required to repay the principal of this note at the time and to the extent RIVR Holding B.V receives any proceeds of any secondary offering of RIVR Holding's shares in Petroplus Holdings AG. The final redemption date of the note is August 17, 2026. RIVR Holding B.V. intends to repay the note in full with the proceeds that it receives from the sale of their shares.

Pursuant to a share sale and purchase agreement dated August 21, 2006, RIVR Acquisition B.V. sold its remaining non-core assets of the 4Gas group, excluding our stake in Dragon and Milford Energy Limited (the "Other 4Gas Assets") to 4Gas B.V. a subsidiary of 4Gas Holding B.V., for a USD 6.4 million (EUR 5 million) non-recourse loan note. The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. 4Gas B.V. is required to repay principal and interest under the note at the time and to the extent (i) 4Gas B.V. receives any proceeds from the sale or transfer of the Other 4Gas Assets to a third party, (ii) 4Gas B.V. receives any dividend distributions or any other proceeds from any of the Other 4Gas Assets, and (iii) certain events of default occur. The final redemption date of the note is the earlier of (i) the date on which there is an initial public offering of the shares in 4Gas Holding B.V. or any of its subsidiaries or (ii) August 21, 2008. In connection with the sale of the Other 4Gas Assets, 4Gas B.V. has agreed to indemnify us against any claims brought and any losses suffered by us after the date of the agreement that arise out of, or are attributable to, our ownership or operation of the Other 4Gas Assets sold. 4Gas B.V. also agreed not to bring any claim against us to recover any loss suffered by it as a result of our ownership or operation of those assets prior to their sale. Furthermore, Petroplus signed a non-binding memorandum of understanding with 4Gas B.V. that set forth the main terms and conditions that the parties well negotiate in good faith for the sale of shares in Dragon and Milford Energy Limited, after appropriate consents are received from the other parties who have interest in Dragon and Milford Energy Limited. There is no obligation to complete the transactions. However, if the transactions were completed, it is anticipated that the consideration would be USD 25.7 million (EUR 20 million) for the sale of Dragon and USD 6.4 million (EUR 5 million) for the sale of Milford Energy Limited.

Sale of Other Non-Core Assets

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-Core Companies"), to RIVR Divestment B.V. for a non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The note bears interest at a rate of EURIBOR plus 175 basis points, payable annually. RIVR Divestment B.V. is required to repay principal and interest under the note in installments at the time and to the extent (i) RIVR Divestment B.V. receives any proceeds from the sale or transfer of its shareholding in any of the Other Non-Core Companies or of any assets of any of the Other Non-Core Companies to any third party, (ii) RIVR Divestment B.V. receives any dividend distributions in relation to the liquidation of the Other Non-Core Companies, (iii) RIVR Divestment B.V. receives any dividend

Petroplus International B.V.
Notes to the Interim Condensed Combined Financial Information (Continued)
For the Six Months Ended and as of June 30, 2006 and 2005

14 Subsequent events (Continued)

distributions from any of the companies in the Bunkering Group, (iv) RIVR Divestment B.V. receives the proceeds of any alternative financing that has been raised by or on behalf of RIVR Divestment B.V. and (iv) certain events of default occur. Upon either Divestment's disposal to a third party or its liquidation, this note (including any amounts of principal and interest outstanding as at such time) will be immediately due.

Other Agreement

In addition to the above notes, 4Gas Holdings B.V., Petroplus Tankstorage B.V. and the Bunkering group have issued to Petroplus International B.V. notes totaling approximately USD 16.4 million (EUR 12.8 million) in respect to certain intercompany indebtedness owed to Petroplus International B.V. by them.

In connection with the above sales of the non-core assets, RIVR International B.V. guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. To effect this guarantee by RIVR International B.V., RIVR Holding B.V and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of our representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

Petroplus has also given other limited representations and warranties in the above-described share sale and purchase agreements with 4-Gas Holding B.V. and RIVR Divestment B.V.

In connection with the share sale and purchase agreement with RIVR Divestment B.V., Petroplus entered into a transitional services agreement on August 21, 2006. Pursuant to this agreement, Petroplus will perform certain management services, including liquidations or disposals, in relation to the non-core companies that we have sold and transferred to RIVR Divestment B.V. These services terminate upon the earlier of December 31, 2007, the sale or transfer of these companies or their liquidation. The service fee for these services is based on a "cost-plus" calculation with an initial plus margin of 10%.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financial Statements for the Years Ended December 31, 2005 and 2004

Independent Accountants' Report F-100

Consolidated Income Statements for the Years Ended December 31, 2005 and 2004 .... F-101

Consolidated Balance Sheets as of December 31, 2005 and 2004 .... F-102

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 .... F-103

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2005 and 2004 .... F-104

Notes to the Consolidated Financial Statements F-105

Schedules F-140

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Introduction

We have audited the consolidated financial statements for the years ended December 31, 2005 and 2004 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). The consolidated financial statements have been prepared for inclusion in this Offering Circular on pages F-101 to F-145 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and a fair view of the financial position of the Company as at December 31, 2005 and 2004 and of the result and the cash flows for the years then ended in accordance with International Financial Reporting Standards.

Rotterdam, September 29, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

European Petroleum Holdings N.V.

Consolidated Income Statements

For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Revenue	7	$2,267.4	$1,748.2
Materials costs	7	2,039.8	1,585.6
Personnel expenses	7	28.9	25.5
Operating expenses	7	32.5	23.9
Depreciation and amortisation	7	14.2	15.0
Other administrative expenses	7	5.1	7.1
Operating income		146.9	91.1
Financial income	7	0.9	0.3
Financial expense	7	(3.2)	(1.9)
Foreign currency exchange losses		(5.7)	(8.3)
Net income before tax		138.9	81.2
Income tax benefit/(expense)	8	4.7	(1.7)
Net income		$ 143.6	$ 79.5

European Petroleum Holdings N.V.

Consolidated Balance Sheets

As of December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Assets			
Intangible assets	11	$ 8.1	$ 4.5
Property, plant and equipment	10	149.1	158.6
Deferred tax asset	8	5.0	—
Total non-current assets		162.2	163.1
Inventories	12	281.7	109.5
Trade debtors and other receivables	13	138.8	94.8
Securities	14	0.2	0.2
Company income tax		0.4	—
Derivative financial instruments	15	2.4	12.9
Cash and short-term deposits	16	88.4	43.6
Total current assets		511.9	261.0
Total assets		$674.1	$424.1
Liabilities and Shareholders' Equity			
Non-current liabilities			
Interest-bearing loans and borrowings	18	$ 14.1	$ 15.4
Employee benefits	19	10.0	10.5
Deferred tax liabilities	8	0.4	—
Investment grants	21	4.4	2.0
Provisions	20	19.9	28.1
Total non-current liabilities		48.8	56.0
Short-term borrowings	24	112.5	—
Interest-bearing loans and borrowings	18	10.2	47.0
Trade creditors and other payables	22	301.3	147.6
Company income tax		—	0.2
Derivative financial instruments	15	2.4	1.6
Total current liabilities		426.4	196.4
Equity			
Equity attributable to shareholders' of the parent	17	198.9	171.7
Total equity		198.9	171.7
Total liabilities and shareholders' equity		$674.1	$424.1

European Petroleum Holdings N.V.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Notes	2005	2004
Cash flows from operating activities			
Net income		$ 143.6	$ 79.5
Adjustments for:			
Depreciation of property, plant and equipment	7	13.6	14.4
Amortisation of intangible assets	7	0.9	0.8
Amortisation of investment grants received	7	(0.3)	(0.2)
Changes in provisions	20	(4.8)	0.4
Income taxes (benefit)/expense	8	(4.7)	1.7
Financial income and expense	7	2.3	1.6
Changes in working capital			
(Increase)/decrease in inventories		(173.0)	29.7
Increase in receivables		(45.4)	(8.2)
Increase/(decrease) in liabilities		64.8	(20.5)
Increase/(decrease) in derivative financial instruments		11.3	(8.8)
Interest paid		(2.3)	(1.6)
Income taxes paid		(0.9)	(1.7)
Net cash provided by operating activities		5.1	87.1
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired	6	(4.9)	—
Acquisition of property, plant and equipment	10	(23.1)	(27.6)
Acquisition of intangibles	11	(1.3)	(2.0)
Net cash used in investing activities		(29.3)	(29.6)
Cash flows from financing activities			
Loans obtained		0.9	7.7
Repayment of loans		(39.5)	—
Increase/(decrease) of bank overdraft		112.5	(51.9)
Dividends paid		(3.5)	—
Net cash provided by (used in) financing activities		70.4	(44.2)
Net increase in cash and cash equivalents		46.2	13.3
Cash and cash equivalents at January 1,		43.6	29.8
Effect of exchange rate fluctuations		(1.4)	0.5
Cash and cash equivalents at December 31,		$ 88.4	$ 43.6

European Petroleum Holdings N.V.
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2005 and 2004
(in millions of US dollars)

	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2004	$49.0	$ 0.1	$ —	$ 37.7	$ 86.8
Translation differences	—	—	5.4	—	5.4
Reclassification	—	0.3	—	(0.3)	—
Net income recognised directly into equity	—	0.3	5.4	(0.3)	5.4
Result for the year	—	—	—	79.5	79.5
Total recognised income and expense for the period	—	0.3	5.4	79.2	84.9
Balance at December 31, 2004	**$49.0**	**$ 0.4**	**$ 5.4**	**$ 116.9**	**$ 171.7**
Balance at January 1, 2005	$49.0	$ 0.4	$ 5.4	$ 116.9	$ 171.7
Translation differences	—	—	(11.9)	—	(11.9)
Reclassification	—	(0.1)	—	0.1	—
Net income recognised directly into equity	—	(0.1)	(11.9)	0.1	(11.9)
Result for the year	—	—	—	143.6	143.6
Total recognised income and expense for the period	—	(0.1)	(11.9)	143.7	131.7
Dividends paid to shareholders	—	—	—	(4.5)	(4.5)
Dividends declared	—	—	—	(100.0)	(100.0)
Balance at December 31, 2005	**$49.0**	**$ 0.3**	**$ (6.5)**	**$ 156.1**	**$ 198.9**

1 Business and basis of preparation

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. Since December 2004, 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda ("SHL"). The ultimate controlling party until May 31, 2006 was The Rappaport Family Trust, Hamilton, Bermuda. Until December 31, 2005, no consolidated financial statements were prepared at a level higher than EPH.

The consolidated financial statements of the Company for the year ended December 31, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

These consolidated financial statements were authorised for issue by the directors on August 30, 2006.

Basis of preparation

The consolidated financial statements of the Company have been prepared on a historical cost basis, except for derivative financial instruments and securities which have been measured at fair value. The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS").

All amounts included in the consolidated financial statements and notes are presented in U.S. dollars ("USD") and rounded to the nearest USD in 1,000,000's except where otherwise indicated.

The accounting policies set out below have been applied consistently by all Company entities to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at January 1, 2004 for the purposes of the transition to IFRS.

2 Effects of the adoption of IFRS

The Company has applied IFRS 1 in accordance with International Financial Reporting Standards ("IFRS") 1 *First-time adoption of International Financial Reporting Standards*, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2004, and throughout all periods presented in its first IFRS financial statements, which is the year ended December 31, 2005. Those accounting policies should comply with each IFRS effective at the reporting date for its first IFRS financial statements. Those accounting policies will need to be applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- assume cumulative translation differences for all foreign operations to be zero at January 1, 2004;
- recognize all cumulative actuarial gains and losses at January 1, 2004 and to subsequently use the corridor approach for actuarial gains and losses;

In accordance with IFRS 1, reconciliations are provided between previously presented 2005 annual report and to IFRS. The reconciliations provided are: (i) reconciliation of shareholders' equity and the balance sheet at the transition date, January 1, 2004; (ii) reconciliation of shareholders' equity and the balance sheet at December 31, 2005; and (iii) income statement for the year ended December 31, 2005. Those reconciliations are included in Schedule I.

The accounting principles which are in accordance with IFRS are included in Note 4.

3 Summary of significant judgements and estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements.

Forward purchase and sale commitments—The Company enters into forward sales and purchase contracts for crude oil procurement and to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39, *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Impairment of Goodwill—The Company determines whether goodwill is impaired on an annual basis. This requires an estimate of the value in use for the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the cash-generating units and also to choose a discount rate in order to calculate the net present value of those future cash flows.

Useful lives of property, plant and equipment—Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred tax assets—Deferred income tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of costs in determining FIFO inventory—In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight cost, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the product is considered for valuation purposes. Management

3 Summary of significant judgements and estimates (Continued)

periodically reassesses these assumptions and estimates and judgement is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

4 Summary of significant accounting policies

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised gains or losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Translation of foreign currencies

The consolidated financial statements are presented in USD, which is the Company's functional and presentation currency. Each entity in the company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Assets and liabilities of foreign consolidated investments are translated into USD at year-end exchange rates and the income statement at the average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2005	2004
Average rates applied for the income statement		
1 EUR	$1.25	$1.23
1 CHF	$0.81	$0.80
Period end rates applied for the balance sheet		
1 EUR	$1.18	$1.36
1 CHF	$0.76	$0.88
Opening balance sheet rates used for IFRS transition		
1 EUR		$1.26
1 CHF		$0.81

4 Summary of significant accounting policies (Continued)

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)	—purchase cost on a FIFO basis;
Finished goods and work in progress	—cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

The crude oil valuation is directly attributed to relevant purchase contract and freight cost; the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost arrived as above, the product is considered for valuation purposes.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Trade debtors and other receivables

Receivables are recorded after deducting a provision for doubtful debtors. Provision is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Cash and short-term deposits

Cash and short-term deposits in the balance sheet are comprised of cash at banks and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Securities

Investments in securities are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. Fair value is the quoted bid price at the balance sheet date.

Intangible assets/goodwill

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities as of the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other

4 Summary of significant accounting policies (Continued)

assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14, *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Other intangible assets

Other intangible assets, including licenses and software, that are acquired by the Company are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill is recognised in the income statement and is expensed as incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. Goodwill is systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Licenses	10 years
Software	5 years

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Maintenance costs are expensed as incurred. Improvement and turnaround expenditures that extend assets lives are allocated to the related assets and depreciated over their residual useful lives.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2005 and 2004

4 Summary of significant accounting policies (Continued)

the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Land	Not depreciated
Buildings	40 years
Machines & Equipment	5 - 12 years
Other assets	5 - 10 years
Assets under construction	Not depreciated

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Company as a lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Impairment of assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement under the line item depreciation and impairments.

4 Summary of significant accounting policies (Continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized for the asset in prior years.

Derivative financial instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The derivative financial instruments are valued based upon their market value, which is obtained from market quotes, or if applicable from option pricing models.

Commodity instruments

Commodity instruments are used by the company to manage the price risk of commodities. The Company primarily uses fixed purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are valued based on their market value which is derived from market quotations, or if applicable, from option pricing models.

Interest rate swaps

The Company may use interest rate swaps at certain time to fix the variable interest rates on its working capital facilities.

Currency contracts

The Company uses forward exchange contracts to manage the foreign currency risk due to the purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Commodity instrument hedges are recorded to the line item material costs on the consolidated income statement. Interest rate swaps and currency hedges are recorded to financial expense on the consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

4 Summary of significant accounting policies (Continued)

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does not enter into derivative financial instruments for trading purposes nor does it enter into any speculative hedges.

Investments and other financial assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets after initial recognition and, where allowed and appropriate, revaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date the date the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or marketplace convention.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments when the Company has positive intentions and the ability to hold the assets to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For

4 Summary of significant accounting policies (Continued)

investments carried at amortized costs, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the income statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments in which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the rights to receive cash flows from the asset but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement, or;
- the Company has transferred its rights to receive cash flows from the asset and either (1) has transferred substantially all the risk and rewards of the asset or (2) has neither transferred nor retained substantially all the risk and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash settled option or similar provision) on the transferred asset, the extent of the Company's continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash settled option or similar provision)on an asset measured at fair value, the extent of the Company's continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

4 Summary of significant accounting policies (Continued)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing liability is replaced by another from the same lender on substantially different terms, or terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of the new liability, and the difference in the respective carrying amounts is recognized in the consolidated income statement.

Income taxes

Current taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred taxes

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax basis of assets and liability and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition off an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

4 Summary of significant accounting policies (Continued)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Sales taxes

Revenues, expense and assets are recognized net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of trade debtors and other receivable or trade creditors and other payables in the balance sheet.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Provisions for liabilities and charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only with the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate reflects, where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Executive Board and announced before year-end.

Provisions for environmental remediation resulting from past operations or events are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal

requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Employee benefits

The Company operates a defined benefit plan in Belgium. The cost of providing benefits under the defined benefit plans is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Contributions to pension arrangement based on a defined contribution system are charged to income statement in the year in which they are payable.

Other long-term employee benefits

The Company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Company's obligations.

Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these

4 Summary of significant accounting policies (Continued)

benefits. Termination benefits are recognised when the Company is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Profit-sharing and bonus plans

A liability (and corresponding expense) is recognised for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's employees. The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Rendering of services

Revenue from the services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company the processing fee is recognized as revenue.

Interest income

Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Dividends

Revenue is recognized when the Company's right to receive the payment is established.

Rental income

Rental income is accounted for on a straight-line basis over the lease terms on ongoing leases.

Borrowing costs

Borrowing costs are expensed as incurred, except for interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as borrowing costs.

4 Summary of significant accounting policies (Continued)

Related party transactions

Transactions between the Company and related parties are disclosed in Note 27, specifying the nature, types and details of the transactions and the relationships.

Emission rights

Emission credits which are granted to the Company at no cost are not recorded on the consolidated balance sheet and a provision is only recorded when it is expected that the Company will exceed its usage of the emission credits granted.

Cash flow statement presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities.

Acquisitions and disposals of company companies and equity participations are included within net cash flow from investing activities.

Proceeds from the disposal of non-core activities are included within net cash flow from financing activities.

Dividend distributions are included within net cash flow from financing activities.

Investment grants

Investment grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Company will comply with the conditions attaching to it. Grants that compensate the Company for expenses incurred are recognised as a reduction of other operating expenses in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Company for the cost of an asset are recognised in the income statement as a reduction of depreciation and amortisation expense on a systematic basis over the useful life of the asset.

5 Recently issued standards and interpretations

The Company has not applied the following IFRS and IFRIC interpretations that have been issued but are not yet effective:

IFRS 6, *Exploration for and Evaluation of Mineral Resources* (effective from 1 January 2006). This new standard describes the measurement and recognition of exploration and evaluation of mineral sources. As the Company is not active in the upstream oil market, IFRS 6 is not relevant to its operations.

IFRS 7, *Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instrument, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30, Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. As a consequence duplicative disclosures

5 Recently issued standards and interpretations (Continued)

are removed and disclosures about risks were simplified. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

Amendment to IAS 19 *Employee Benefits* (amendments effective from January 1, 2006). This standard has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post retirement benefit plan immediately in equity or to apply the corridor approach. The Company will continue to use the corridor approach as described above. Other amendments made to IAS 19 have no impact to the Company's financial statements.

Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates, published as Net Investment in Foreign Operations* (effective from January 1, 2006). The amendment requires that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting and the foreign operation, are reclassified to equity in the consolidated financial statements. The amendment is not expected to have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments Recognition and Measurement, published as Cash Flow Hedge Accounting of Forecast Intragroup Transactions and the Fair Value Option* (effective January 1, 2006). Since the Company does not apply hedge accounting and it expects that it will not apply the fair value option, it is expected that these amendments will not have an impact on the Company's financial statements.

Amendments to IAS 39, *Financial Instruments: Measurement and Recognition* and IFRS 4 *Insurance Contracts* in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on the Company's financial statements.

IFRIC 4, *Determining whether an Arrangement contains a Lease* (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (hereinafter: the asset); and (b) the arrangement conveys a right to use the asset. The amendment is not expected to have an impact on the Company's financial statements.

IFRIC 5, *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds* (effective from January 1, 2006). The purpose of this interpretation is to give guidance if a separable fund has been or will be created for decommissioning, restoration or environmental rehabilitation IFRIC 5 is not relevant to the Company's operations.

IFRIC 7, *Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies* (effective from March 1, 2006). The Company does not operate in hyperinflationary economies as defined in IAS 29. Therefore IFRIC 7 is not relevant to the Company's operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). This interpretation applies to transactions as defined in IFRS 2, *Share-based Payments* when the identifiable consideration received by the Company, including cash and the fair value of identifiable non-cash consideration, appears to be less than the fair value of the equity instruments granted. IFRIC 8 is not expected to have an impact on the Company's financial statements.

IFRIC 9, *Reassessment of Embedded Derivatives* (effective from June 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

5 Recently issued standards and interpretations (Continued)

IFRIC 10, *Interim Financial Reporting and Impairment* (effective from November 1, 2006). The amendment is not expected to have an impact on the Company's financial statements.

6 Acquisition of subsidiary

On 15 November 2005, Petrobel N.V. acquired all the shares of Antol N.V. ("Antol") and its subsidiary Jely BVBA ("Jely") for a consideration of USD 5.4 million (EUR 4.7 million). Antol operates eight gas stations and Jely operates one car wash station and one gas station.

The acquisition of Antol had the following effect on the Company's assets and liabilities:

	Carrying amounts	Fair value adjustments	Recognised amounts
Property, plant and equipment	$ 2.2	$ 0.7	$ 2.9
Intangible assets	0.1	—	0.1
Deferred tax assets	—	0.4	0.4
Inventories	0.4	—	0.4
Trade and other receivables	2.1	0.3	2.4
Cash and cash equivalents	0.5	—	0.5
Interest-bearing loans and borrowings	(0.5)	—	(0.5)
Provisions	(0.2)	—	(0.2)
Deferred tax liabilities	—	(0.3)	(0.3)
Trade and other payables	(3.7)	—	(3.7)
Net identifiable assets and liabilities	$ 0.9	$ 1.1	$ 2.0
Goodwill on acquisition			3.8
Consideration paid, satisfied in cash			(5.4)
Consideration payable			$(0.4)
Cash (acquired)			$(0.5)
Net cash outflow			$ 4.9

Goodwill has arisen on acquisition of Antol because anticipated profitable business opportunities associated with Antol did not meet the criteria for recognition as an intangible asset at the date of acquisition.

In the 1½ months to December 31, 2005, Antol contributed no profit to the consolidated income statement for the year. No reliable financial information is available of Antol for the period January 1, 2005 to December 31, 2005.

7 Additional income statement information

Revenues

Revenues represent the revenues earned from the sale of refined products and other minor revenues from tank rental, compulsory stock and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 201.3 million (2004: USD 231.9 million).

Materials cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2005 the Company recorded a loss of USD 47.9 million (2004: loss of USD 27.8 million) for the commodity instruments.

7 Additional income statement information (Continued)

Personnel expenses

	2005	2004
Salaries and wages	$18.6	$16.4
Social security contributions	7.1	6.8
Pension charges relating to defined benefit schemes	2.8	2.0
Other personnel expenses	0.4	0.3
Total personnel expenses	$28.9	$25.5

Additionally, see below for personnel expenses allocated by department:

	2005	2004
Operations department	$22.2	$20.9
General and administrative department	6.7	4.6
	$28.9	$25.5

Operating expenses

	2005	2004
Deliveries and services	$11.7	$ 8.2
Electricity	6.4	6.0
Water	0.5	0.5
Taxes related to the refinery	6.0	2.5
Insurance of refinery	3.0	2.3
Rentals	1.1	1.0
Other expenses	3.8	3.4
Total operating expenses	$32.5	$23.9

Depreciation and amortisation

	2005	2004
Depreciation	$13.6	$14.4
Amortisation	0.9	0.8
Amortisation of investment grants	(0.3)	(0.2)
Total depreciation and amortisation	$14.2	$15.0

Other administrative expenses

	2005	2004
Rental expense	$0.3	$0.2
Insurance	0.3	0.3
Professional fees	0.8	1.1
Other	3.7	5.5
Total other administrative expenses	$5.1	$7.1

7 Additional income statement information (Continued)

Financial income

	2005	2004
Interest income on time deposits	$0.9	$0.3

Financial expense

	2005	2004
Interest on bank overdraft	$2.9	$0.6
Interest on loan from parent company	0.3	1.3
Total financial expense	$3.2	$1.9

8 Income taxes

Income tax (benefit)/expense recognised in the income statement is as follows:

	2005	2004
Current tax expense		
Current year	$ 0.3	$1.7
	0.3	1.7
Deferred tax (benefit)/expense		
Benefit of tax losses recognised	(5.0)	—
	(5.0)	—
Total income tax (benefit)/expense	$(4.7)	$1.7

Reconciliation between the actual tax charge and the expected tax charge based on the statutory rates are as follows:

	2005	2004
Net income before taxation	$138.9	$81.2
Untaxed results	139.9	74.2
Taxable profits/(losses)	$ (1.0)	$ 7.0
Income tax using the Belgian domestic corporation tax rate	$ (0.3)	$ 2.4
Effect of tax rates in foreign jurisdictions (rates decreased)	0.7	—
Tax exempt income	(1.2)	—
Utilisation of previously unrecognised tax losses	(4.1)	(0.9)
Losses for which no deferred tax asset was recognised	—	0.1
Other	0.2	0.1
	$ (4.7)	$ 1.7

The results of the Company and its subsidiary on the Cayman Islands are not taxed. Accordingly, it was not considered meaningful to include the results of these companies in the reconciliation of the effective tax rate.

Since the most significant operating companies are resident in Belgium (with a tax rate of 34.0% in 2005 and 2004) and holding companies are resident in the Netherlands (with a tax rate of 30.5% in 2005 and 31.5% in 2004), the Belgian tax rate was applied.

No deferred tax was recognised directly in equity during 2005 and 2004.

8 Income taxes (Continued)

Recognised deferred tax assets and liabilities are attributable to the following:

	2005	2004
Tax loss carry forward (asset)	$ 5.0	$—
Temporary differences relating to property, plant and equipment	(0.4)	—
	$ 4.6	$—

The deferred tax receivables concern the recognised part of available tax loss carry-forwards. It is expected that approximately USD 1.1 million of this receivable will be utilised within one year (2004: nil).

The two subsidiaries to which the deferred tax asset relates of USD 5.0 million as at December 31, 2005 both suffered a loss in 2005. In view of an existing arrangement with other subsidiaries and the forecasted results, management is of the opinion that it is probable that future taxable profit will be available against which the tax asset of USD 5.0 million can be utilised.

The following deferred tax assets have not been recognised:

	2005	2004
Tax on deductible temporary differences	$ 1.4	$ 1.6
Tax on taxable losses recognised in tax returns	3.7	0.8
Tax on taxable losses not yet recognised in tax returns	11.0	18.0
	$16.1	$20.4

The tax losses recognised in tax returns (gross amount 2005: USD 10.9 million, 2004: USD 2.5 million) and the deductible temporary differences (gross amount USD 4.1 million, 2004: USD 4.9 million) do not expire under current tax legislation. The deductible temporary differences primarily relate to employee benefits provisions. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.

The tax losses not yet recognised in tax returns may become deductible in future periods (gross amount 2005: USD 34 million and 2004: USD 55 million). Since it is uncertain whether this will be the case, the tax asset related to this is not recognised.

Movements in deferred tax assets and liabilities are as follows:

	2005	2004
Carrying value beginning of year	$ —	$—
Loss carry forward recognised during 2005	5.0	—
Deferred tax assets and liabilities acquired via a business combination	0.1	—
Translation differences	(0.5)	—
Carrying value end of year	$ 4.6	$—

9 Segment information

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2005 and 2004

9 Segment information (Continued)

Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following tables present revenue expenditure and certain assets and liability information regarding the Company's geographical segments for the years ended December 31, 2005 and 2004.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2005 and 2004:

	2005	2004
Revenue from external customers		
Europe	$1,890.6	$1,325.7
North America	240.4	276.7
Latin America and Caribbean	79.2	38.8
Africa and Asia	57.2	107.0
	$2,267.4	$1,748.2
Segment assets		
Belgium	$ 420.8	$ 311.9
Other	253.3	112.2
	$ 674.1	$ 424.1

Virtually all non-current assets are located in Belgium. Accordingly, the capital expenditures of USD 25.7 million (2004: USD 29.6 million) also relate to these assets.

10 Property, plant and equipment

Movements in property, plant and equipment can be presented as follows:

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Cost	$10.8	$ 301.5	$ 4.5	$36.4	$ 353.2
Depreciation and impairment losses	(9.0)	(206.8)	(3.7)	—	(219.5)
Carrying value at January 1, 2004	$ 1.8	$ 94.7	$ 0.8	$36.4	$ 133.7

10 Property, plant and equipment (Continued)

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total
Changes in carrying value:					
Acquisitions	$ 0.2	$ 0.1	$ —	$ 27.3	$ 27.6
Transfers	—	29.2	(0.1)	(29.1)	—
Depreciation charge for the year	(0.2)	(14.0)	(0.2)	—	(14.4)
Translation differences	0.1	8.9	—	2.7	11.7
Total movements	0.1	24.2	(0.3)	0.9	24.9
Balance:					
Cost	$ 11.9	$ 357.4	$ 4.3	$ 37.3	$ 410.9
Depreciation and impairment losses	(10.0)	(238.5)	(3.8)	—	(252.3)
Carrying value at December 31, 2004	$ 1.9	$ 118.9	$ 0.5	$ 37.3	$ 158.6
Changes in carrying value:					
Acquisitions through business combinations	$ 1.4	$ 1.4	$ 0.1	$ —	$ 2.9
Other acquisitions	—	0.3	3.0	20.8	24.1
Transfers	0.1	40.3	0.2	(40.6)	—
Disposals	—	(0.1)	—	(0.9)	(1.0)
Depreciation charge for the year	(0.2)	(13.3)	(0.1)	—	(13.6)
Translation differences	(0.3)	(17.4)	(0.3)	(3.9)	(21.9)
Total movements	1.0	11.2	2.9	(24.6)	(9.5)
Balance:					
Cost	$ 12.2	$ 351.4	$ 8.0	$ 12.7	$ 384.3
Depreciation and impairment losses	(9.3)	(221.3)	(4.6)	—	(235.2)
Carrying value at December 31, 2005	$ 2.9	$ 130.1	$ 3.4	$ 12.7	$ 149.1

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Leased plant and machinery

The Company leases a catalyst under a finance lease agreement. At the end of the lease the Company has the option to purchase the equipment at a beneficial price. At December 31, 2005, the net carrying amount of leased plant and machinery was USD 2.8 million (2004: nil). The leased equipment secures lease obligations, see Note 18.

Security

The Company is required to mortgage the refinery (with a book value of approximately USD 125 million) at the first request of two financial institutions to a maximum amount of USD 10.1 million (EUR 8.5 million). Furthermore, the Company has committed itself not to further mortgage the refinery. The future proceeds under a business interruption policy have been ceded to these two financial institutions. The loans to which this relates are disclosed in Note 18.

Property, plant and equipment under construction and prepayments

This includes spare parts with a book value of USD 2.4 million (2004: USD 2.7 million) and the tank refurbishment program of USD 3.2 million (2004: USD 3.4 million). The total isomerisation unit

10 Property, plant and equipment (Continued)

which was under construction as at December 31, 2004 (USD 27.2 million) was put into use during 2005.

Commitments

Purchase and capital commitments at December 31, 2005 amount to approximately USD 6.3 million or EUR 5.3 million (2004: USD 8.0 million or EUR 5.9 million).

Capitalised interest

The book value of capitalised interest amounted to USD 0.8 million (2004: USD 0.7 million). No interest was capitalised during 2005 and 2004.

11 Intangible assets

The movements in intangible fixed assets can be presented as follows:

	Goodwill	Licenses	Software	Prepayments	Total
Cost	$ —	$ 0.9	$ 4.0	$ 0.9	$ 5.8
Amortisation and impairment losses	—	(0.7)	(2.0)	—	(2.7)
Carrying value at 1 January 2004	—	0.2	2.0	0.9	3.1
Changes in carrying value:					
Acquisitions	$ —	$ —	$ 1.5	$ 0.5	$ 2.0
Amortisation charge for the year	—	(0.1)	(0.7)	—	(0.8)
Translation differences	—	—	0.1	0.1	0.2
Total movements	—	(0.1)	0.9	0.6	1.4
Balance:					
Cost	—	0.9	6.0	1.5	8.4
Amortisation and impairment losses	—	(0.8)	(3.1)	—	(3.9)
Carrying value at December 31, 2004	$ —	$ 0.1	$ 2.9	$ 1.5	$ 4.5
Changes in carrying value:					
Acquisitions through business combinations	$ 3.8	$ 0.1	$ —	$ —	$ 3.9
Other acquisitions	—	0.1	0.9	0.6	1.6
Amortisation charge for the year	—	(0.1)	(0.8)	—	(0.9)
Disposals	—	—	(0.3)	—	(0.3)
Translation differences	(0.2)	—	(0.4)	(0.1)	(0.7)
Total movements	3.6	0.1	(0.6)	0.5	3.6
Balance:					
Cost	$ 3.6	$ 0.9	$ 5.0	$ 2.0	$11.5
Amortisation and impairment losses	—	(0.7)	(2.7)	—	(3.4)
Carrying value at December 31, 2005	$ 3.6	$ 0.2	$ 2.3	$ 2.0	$ 8.1

11 Intangible assets (Continued)

Impairment loss and subsequent reversal

No impairment losses or subsequent reversals were recognised in 2005 or 2004.

Prepayments

This represents amounts paid for acquired software that is under development and not yet in use.

Goodwill impairment test for Antol N.V.

Budgeted operating results—The basis to determine the value assigned to the budgeted operating results is the average operating results achieved in the year prior to the budgeted year, increased for expected growth and efficiency improvements.

Discount rate—The discount rate is used to calculate a net present value of future cash flows generated from the cash-generating unit. The use of a discount rate is based on the Company's estimated weighted average cost of capital (pre-tax) which involves certain assumptions to determine the most appropriate rate to use. The total potential amount that could be impaired as of December 31, 2005 was USD 3.6 million.

12 Inventories

	2005	2004
Inventories of crude oil and products inventories	$194.3	$ 91.9
Refinery raw materials	3.3	3.5
Stocks in transit	21.7	4.4
Crude oil in storage	62.4	9.7
	$281.7	$109.5

The majority of crude oil and products inventories were pledged in favour of credit institutions. The write down of inventories to lower realisable value amounted to USD 4.7 million (2004: USD 3.5 million).

13 Trade debtors and other receivables

	2005	2004
Trade debtors	$116.5	$92.0
Receivables from shareholders	8.2	1.0
Other receivables	9.5	0.1
Investment grants receivable	2.9	0.2
Prepayments	1.7	1.5
	$138.8	$94.8

Trade receivables are shown net of impairment losses amounting to USD 0.1 million (2004: USD 0.1 million). The charge to the 2005 income statement amounted to USD 0.1 million (2004: USD 0.1 million) and is included in general and administrative expenses.

The receivable from the shareholder as at December 31, 2005 includes an amount of USD 6.2 million relating to the sale of PINC (see note 27). Furthermore, an advance of USD 2.0 million is also included in this caption. The receivable at the end of 2004 of USD 1.0 million was settled in full with the declared dividend of USD 4.5 million in respect of the year 2004.

Investments grants receivable relate to the investment in the total isomerisation plant.

13 Trade debtors and other receivables (Continued)

Other receivables include an advance of USD 4.5 million to the Belgian government for heating oil discounts (2004: nil) and a VAT receivable of USD 2.1 million (2004: nil).

Substantially all trade receivables have been pledged as collateral for liabilities to credit institutions.

14 Securities

Securities represent zero-coupon bonds and are pledged as security for a bank guarantee.

15 Derivative financial instruments

These can be summarised as follows:

	2005	2004
Assets		
Unrealised gains on futures contracts	$—	$ 7.5
Unrealised gains on petroleum swap contracts	2.4	2.0
Unrealised gains on forward foreign exchange contracts	—	3.4
	$2.4	$12.9
Liabilities		
Unrealised losses on futures contracts	$1.8	$ —
Unrealised losses on petroleum swap contracts	0.3	1.6
Unrealised losses on forward foreign exchange contracts	0.3	—
	$2.4	$ 1.6

The notional amounts of these instruments are as follows:

	2005	2004
Purchases		
Futures contracts—long positions	$ —	$ 63.0
Swap contracts	65.9	13.8
Purchase of EUR (and sale of USD)	36.0	25.0
Purchase of USD (and sale of EUR)	31.1	32.0
	$133.0	$133.8
Sales		
Futures contracts—short positions	$222.9	$108.4
Swap contracts	79.9	24.5
	$302.8	$132.9

The Company uses futures contracts quoted on the NYMEX and the IPE both for managing its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for a specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the futures contract value are settled daily. Futures contracts have little counterparty credit risk because the counterparties are futures exchanges.

16 Cash and short-term deposits

	2005	2004
Bank balances	$14.7	$39.8
Call deposits	56.8	5.6
Cash margins with futures brokers	16.9	(1.8)
	$88.4	$43.6

Call deposits mature in January 2006 and 2005 respectively.

Of these balances USD 11.2 million (2004: USD 31.3 million) was pledged to banks as collateral for letters of credit, guarantees or loans. These funds are available on demand to the extent that the Company respects its collateral and equity commitments to its bankers. Any unpledged funds are available on demand.

17 Equity

Share capital

The Company's authorised capital amounts to USD 75 million and is comprised of 75 million ordinary shares of USD 1.00 each, of which 48,961,000 shares have been issued.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Other reserve

This represents reserves of subsidiaries that are not distributable under local legislation.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation as from January 1, 2004 of the Company's investment in non-USD denominated subsidiaries.

Dividends

An interim-dividend of USD 100 million was declared on December 27, 2005. This dividend was paid on February 27, 2006. A dividend of USD 4.5 million was declared in February 2005, which for USD 1.0 million was paid via offsetting a receivable of USD 1.0 million and a cash payment of USD 3.5 million on February 22, 2005.

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2005 and 2004

18 Interest-bearing loans and borrowings

	2005	2004
Non-current liabilities		
Debts to credit institutions	$11.1	$13.7
Finance lease	2.4	—
Debt to Electrabel	—	1.3
Other	0.6	0.4
	$14.1	$15.4

	2005	2004
Current liabilities		
Shareholder loan	$ —	$39.5
Debts to credit institutions	8.6	5.9
Finance lease	0.4	—
Debt to Electrabel	1.1	1.6
Other	0.1	—
	$10.2	$47.0

Debts to credit institutions

These debts mainly represent two loans to finance the construction of the total isomerisation unit at the refinery. The loans are to be repaid by March 31, 2008 in (quarterly and monthly) installments.

The security for a loan of USD 7.6 million (2004: USD 11.6 million) is disclosed in Note 10. For this loan, one of the Company's subsidiaries is required to maintain a minimum shareholders' equity.

Security for a loan of USD 11.6 million (2004: USD 8.0 million) is disclosed in Note 10. In addition, the Company maintains a blocked deposit of USD 1.2 million (2004: USD 1.4 million) with the institution that provided the loan. This is included in cash and cash equivalents.

Bank loans of USD 0.5 million (2004: nil) are secured via a mortgage over land and buildings with a book value of USD 1.9 million.

Finance lease

The finance lease liability, which carries interest of 3.8% per annum, relates to the acquisition of the catalyst equipment and is payable as follows:

	Total	Interest	Principal
Less than one year	$0.5	$0.1	$0.4
Between one and five years	2.6	0.2	2.4
	$3.1	$0.3	$2.8

Shareholder loan

The loan from the former shareholder (NPL, see Note 27) was granted for an initial period of one year, commencing in November 2003, with an interest rate of USD LIBOR + 1.375% per annum. As at December 31, 2004, the outstanding balance of this loan of USD 39.5 million is classified as a current liability. The loan was repaid during 2005.

Currency and interest rates

All loans are denominated in EUR, except for the shareholder loan which is a USD loan.

18 Interest-bearing loans and borrowings (Continued)

The effective interest rate as at December 31, 2005 is 4.22% (2004: 4.23%). All loans carry floating interest, except for the Electrabel loan which is fixed at 6%.

19 Employee benefits

Defined benefit scheme

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

Obligations under the early retirement scheme are recognised to the extent that it is expected that employees will participate in this scheme during the current collective labour agreement, which runs until December 31, 2006.

	2005	2004
Present value of unfunded obligations	$ 5.9	$ 5.6
Present value of funded obligations	10.2	10.5
Fair value of plan assets	(5.8)	(5.7)
Present value of net obligations	10.3	10.4
Unrecognised actuarial gains and losses	(0.3)	0.1
Total employee benefits	**$10.0**	**$10.5**

Movement in the net liability for defined benefit obligations in the balance sheet:

	2005	2004
Net liability for defined benefit obligations at January 1,	$10.5	$ 9.6
Contributions paid	(0.9)	(0.9)
Early retirement paid	(0.9)	(1.0)
Expense recognised in the income statement (see below)	2.8	2.0
Translation difference	(1.5)	0.8
Net liability for defined benefit obligations at December 31,	**$10.0**	**$10.5**

Expense recognised in the income statement:

	2005	2004
Current service costs	$ 2.4	$ 1.6
Interest on obligation	0.6	0.6
Expected return on plan assets	(0.2)	(0.2)
	$ 2.8	$ 2.0
Actual return on plan assets	**$ 0.2**	**$ 0.2**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005 %	2004 %
Discount rate at December 31,	4.25	4.50
Expected return on plan assets at December 31,	4.62	4.68
Future salary increases	3.44	3.44
Future pension increases	2.00	2.00

20 Provisions

	Claims	Environmental remediation	Total
Balance at January 1, 2005	$ 5.4	$22.7	$28.1
Provisions made during the year	0.2	—	0.2
Provisions released during the year	(1.3)	—	(1.3)
Payments made during the year	(3.5)	—	(3.5)
Translation differences	(0.5)	(3.1)	(3.6)
Balance at December 31, 2005	**$ 0.3**	**$19.6**	**$19.9**

The provisions are all classified as non-current.

Claims

The provision for claims mainly related to a court case with the Belgian authorities regarding value-added tax and excise duties. The full amount as claimed and accrued interest thereon was paid to the Belgian authorities during the year, but without admission of fault.

Environmental remediation

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation was carried out in 2005 by independent specialists in order to define the boundaries of the contaminated spots. Based on the result of the investigation, a provision for soil remediation costs of USD 21.0 million (EUR 16.7 million) has been set up as of January 1, 2004.

It is not yet known when the remediation will be started. The amount recognised is the current estimate of the costs. It is assumed that the effect of discounting the provision is equal to the future price increases of the remediation costs.

21 Investment grants

The changes in the investment grants can be specified as follows:

	2005	2004
Carrying amount as at January 1,	$ 2.0	$ 2.1
Recognised during the year	3.1	—
Released to the income statement	(0.3)	(0.2)
Translation differences	(0.4)	0.1
Carrying amount as at December 31,	**$ 4.4**	**$ 2.0**

22 Trade creditors and other payables

	2005	2004
Dividend payable	$100.0	$ —
Excise duties payable	6.5	12.5
Other taxes and social security contributions payable	9.0	8.9
Amounts due to related parties	—	0.7
Trade creditors	180.6	117.0
Non-trade payables and accrued expenses	5.2	8.5
	$301.3	$147.6

22 Trade creditors and other payables (Continued)

Included in trade payables are amounts for demurrage claims payable of USD 0.6 million (2004: USD 3.5 million).

23 Risk management and financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Company's business. Derivative financial instruments are used to manage exposure to fluctuations in commodity prices and fluctuations in foreign exchange rates. The Company controls the price risks according to clear delegations of authority. The price risks related to inventories, sale and purchase of crude, refined products and refining margins. The Company uses several commodity instruments to manage these risks.

Commodity price risk

Market risk is the risk that changes in commodity prices of crude oil and refined products will make an instrument less valuable or more onerous. Derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect the income statement. On a daily basis, the Company monitors its commodity exposure (physical products, futures and swaps) and ensures that the net exposure is kept to an acceptable level, which cannot exceed the limits which are set by the Board of Directors, by buying or selling financial instruments.

Foreign exchange risk

The Company is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the USD. The currencies giving rise to this risk are primarily EUR and to a lesser extent CHF. A subsidiary hedges its EUR-denominated trade receivables by entering into spot or very short-term forward exchange contracts against the USD. Another subsidiary hedges most of its EUR denominated payables by entering into foreign currency exchange contracts with a maturity of less than 12 months. Other monetary assets and liabilities held in currencies other than the USD are not hedged.

As per December 31, 2005 and 2004 respectively, the Company had hedged its foreign exchange exposure for up to June 2006 and June 2005 respectively, through the use of forward foreign exchange contracts for the first six months of 2006 and 2005 respectively. All the forward exchange contracts entered into as of December 31, 2005 and 2004 are recognised at fair value and all changes in market conditions directly affect the income statement.

The changes in fair value of the forward contracts and the foreign exchange gains and losses relating to monetary items are recognised as foreign exchange gains and losses. The fair value of forward exchange contracts at December 31, 2005 was USD 0.3 million (2004: USD 3.4 million) recognised in derivative financial instruments see Note 15.

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit over a certain amount. The Company requires a letter of credit or guarantees issued by reputable banks for transactions with customers that do not have a sufficient credit quality.

Transactions involving derivative financial instruments are with counterparties with part of whom the Company has a signed International Swap Dealers Association ("ISDA") master agreement or a netting agreement via contract confirmation. Counterparties either have sound credit ratings or have

23 Risk management and financial instruments (Continued)

provided letters of credit or guarantees issued by reputable banks. Given these measures, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

The majority of the Company's financial assets and liabilities are non-interest bearing and as a result the Company is not subject to significant amounts of risk due to the fluctuations in the prevailing levels of market interest rates. Cash and short-term deposits earn current short-term market rates. Short-term and long-term borrowings are subject to market-related rates. The Company does not enter into interest rate swap agreements.

Income-earning financial assets and interest-bearing financial liabilities have a book value which is equal to the market value, because the interest is floating and based on Euribor or USD LIBOR. The financial lease agreement was entered into in October 2005 see Note 18 and therefore its fair value at the end of the year can be assumed to be equal to its net carrying amount.

Fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments:

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related-party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the Company's positions in crude oil and refined oil products futures and swap contracts are based upon commodity exchange settlement prices or brokers' representative prices. The outstanding notional amounts of the underlying contracts are included in Note 15 under "Futures contracts—long positions", "Futures contracts—short positions" and "Swap contracts".

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Securities

Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Derivatives

Forward exchange contracts are marked to market using listed market prices. Futures are marked to market based on upon commodity exchange settlement prices. Short-term swaps are marked to market based on independent market price sources such as Argus or Platts. For longer-term swaps, which cannot be based on these independent market price sources, input from specialised brokers is used to determine the market value.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

23 Risk management and financial instruments (Continued)

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements.

Trade and other receivables/payables

For receivables/payables with a remaining payment term of less than one year, the notional amount is deemed to reflect the fair value.

24 Credit facilities

Trade finance facilities

The Company has uncommitted lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for swap counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the majority of cash balances and deposits are pledged. Short-term bank loans bear interest at 1.25% - 1.50% per annum over LIBOR.

As at December 31, 2005, the Company had been granted trade finance facilities amounting to USD 460 million (2004: USD 370 million). At that date these facilities were utilised as follows:

	2005	2004
Open letters of credit	$247.2	$165.4
Bank guarantees	4.0	—
Working capital facility	109.8	—
Total trade finance lines utilisation	$361.0	$165.4

These facilities have been provided to one of the Company's subsidiaries under the condition that the invested capital of the branch of this subsidiary is at least equal to USD 25 million.

Other credit facilities

As at December 31, 2005, in addition to trade finance facilities, the Company had been granted credit facilities amounting to USD 28.6 million or EUR 24.2 million (2004: USD 38 million or EUR 28 million). At that date these facilities were utilised as follows:

	2005	2004
Debts to credit institutions and finance lease (see note 18)	$22.5	$19.7
Working capital facility	0.2	—
Excise and other guarantees	1.7	0.5
	$24.4	$20.2

These loans and guarantees were secured by guarantees and pledges of certain current assets and mandates to mortgage the refinery.

25 Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain subsidiaries, which the Company disputes. Although the outcome of

25 Off-balance sheet commitments (Continued)

these disputes cannot be predicted with any certainty, management believes, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the Company amounted to approximately USD 8.5m or EUR 7.2 million (2004: USD 25.5 million or EUR 18.7 million), mainly in favour of tax and excise authorities.

In addition to the security disclosed in Notes 10 and 18, the Company has provided security over the credit facilities extended to one of its subsidiaries for an amount of approximately USD 13.1 million or EUR 11.1 million (2004: USD 15.1 million or EUR 11.1 million) for the construction of a total isomerisation unit. In 2004, the Company also gave a guarantee to the main contractor for the construction of this unit which was cancelled in 2005.

Other commitments

Following a tender from Russian oil producer TNK-BP, in late 2005 the Company entered into a term supply contract for the purchase from TNK-BP of up to four cargoes of "Urals" crude oil per month, the actual number being decided by the seller, for the whole of 2006. The price to be paid is based on the monthly average market price at the moment of shipment. The average size of each "Urals" cargo is expected to be around 100,000 metric tons each.

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. In the event the Company is sold by its shareholders (which occurred on May 31, 2006), the retention bonus is paid three months later (August 31, 2006). If all conditions of the Plan are met, the total amount to be paid is estimated at USD 2.6 million.

Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2005	2004
Less than one year	$0.4	$0.3
Between one and five years	1.5	1.2
More than five years	0.9	0.1
	$2.8	$1.6

In addition, the Company has a long-term obligations in respect of the long-term lease of land on which the Antwerp refinery is built, amounting to USD 29.1 million or EUR 24.7 million (2004: USD 34.5 million, or EUR 25.3 million) up to the year 2047 (USD 0.8 million or EUR 0.6 million per annum). The Company is obliged to return the land in its original condition.

The Company leases a number of storage facilities and tank stations under operating leases. The leases run for a period of 5 to 16 years, with in most cases an option to renew the lease at the end. Lease payments are increased every five years to reflect market rentals. None of the leases includes contingent rentals.

The Company leases storage facilities for a maximum period of 7 months after December 31, 2005 (2004: ditto). Lease payments are dependent on the volume stored and processed.

During the year ended December 31, 2005, USD 1.2 million was recognised as an expense in the income statement in respect of operating leases (2004: USD 1.4 million).

25 Off-balance sheet commitments (Continued)

CO2 emission rights

The Company received CO2 emission rights for the years 2005 until 2007. As at December 31, 2005, 37% of these rights have been used. No provision has been formed as at December 31, 2005, since it will not become apparent until December 31, 2007 whether the Company will have used more rights than it has been awarded.

26 Subsidiaries

	Country of Incorporation	Ownership interest 2005	Ownership interest 2004
		%	%
European Petroleum Corporation (EPC) B.V.	Netherlands	100	100
European Petroleum Trading (EPT) B.V.	Netherlands	100	100
Petrotrade B.V.	Netherlands	100	—
Belgian Refining Corporation N.V.	Belgium	100	100
Petrobel N.V.	Belgium	100	100
EP Plant N.V.	Belgium	100	100
Antol N.V.	Belgium	100	—
Jely BVBA	Belgium	100	—
EP Services S.A.	Switzerland	—	100
Petrotrade, Inc.	Cayman Islands	—	100
Petrotrade N.V.	Netherlands Antilles	100	100

European Petroleum Trading (EPT) B.V. was called European Petroleum Finance (EPF) B.V. until April 20, 2004. Petrotrade B.V. has a branch in Geneva, Switzerland. See Note 6 for details of the acquisition of Jely BVBA and Antol N.V. For details regarding EP Services and Petrotrade Inc., see Note 27.

27 Related parties

Identity of related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

Company restructuring

In December 2004, the parent company at that time, National Petroleum Limited, Hamilton, Bermuda ("NPL"), transferred its shareholding in the Company to SHL. NPL and SHL were at that time ultimately controlled by Mr. Bruce Rappaport. Also in December 2004, loans granted by NPL were assumed by SHL. In 2005, SHL became controlled by The Rappaport Family Trust, Hamilton, Bermuda.

On July 20, 2005, a new Dutch company Petrotrade B.V., was incorporated and a branch registered in Geneva, Switzerland, to carry out the Company's supply and trading activities as from November 1, 2005.

Petrotrade Inc. ("PINC") ceased its supply and trading activities for the Company on October 31, 2005 and was sold to SHL, the Company's shareholder as at December 31, 2005. EP Services S.A., which had previously carried out administrative services for the Company, ceased these activities on October 31, 2005 and was sold to a third party as of December 31, 2005. Both companies were sold at net asset value. The amount due to the Company for the sale of PINC (USD 265.2 million) is included in accounts receivable in the amounts due from the shareholder and is set off against amounts

27 Related parties (Continued)

advanced by PINC to EPH during the year ended December 31, 2005 of USD 259.0 million in respect of dividends to be declared, which leaves a net balance of USD 6.2 million, which was paid in February 2006. The amount receivable for the sale of EP Services S.A. (USD 0.4 million) is included in other accounts receivable and was received in cash after year-end.

The results of the operations for the year 2005 for both companies are fully consolidated. As a consequence of the sale of the companies at December 31, 2005, their assets and liabilities at that date are not included in the consolidated balance sheet.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	2005	2004
Short-term employee benefits	$1.9	$1.5
Post-employment benefits	0.1	0.1
	$2.0	$1.6

Total remuneration is included in personnel expenses.

Other related party transactions

	2005	2004
Transactions		
Sales to West Indies Oil Corporation	$ 79.3	$26.5
Purchase of services from Petrotrade SAM	$ (2.0)	$(2.5)
Sale of Petrotrade Inc. to SHL	$265.2	$ —
Repayment of loan from NPL	$ 43.3	$ —
Interest expense on loan to NPL	$ 0.3	$ 1.3

	December 31, 2005	December 31, 2004
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$6.2	$ —
Advance due from SHL	$2.0	$ 1.0
Amount due to Petrotrade SAM	$—	$(0.3)
Amount due to NPL	$—	$(0.4)
Shareholder's loan payable to NPL	$—	$39.5

West Indies Oil Corporation is controlled by NPL and Petrotrade SAM is controlled by Mr. Bruce Rappaport.

Equity Trust (Curaçao) N.V. is a director of the Company and also renders administrative and secretarial services to the Company.

28 Number of employees

During the year, the average number of employees in the Company, converted into full-time equivalents, amounted to 221 (2004: 229).

28 Number of employees (Continued)

This staff group (average number of people) can be divided into the following staff categories:

	2005	2004
Selling	7	6
Management and administration	36	37
Refining	73	73
Maintenance	25	28
Technical services and safety	21	22
Blending and dispatch	59	63
	221	229

29 Subsequent events

There have been no material events between December 31, 2005 and the date of issuance of these financial statements that would require adjustment or disclosure in these financial statements, other than those listed below

On May 31, 2006, the Company's shares were sold by SHL to Petroplus Antwerpen II B.V., a subsidiary of RIVR Acquisition B.V., a private limited liability company. In 2006, in connection with the sale of the Company, certain employees were promised a bonus upon completion of the signing of the Sale and Purchase Agreement. In June 2006, an amount of USD 8.1 million was paid to these employees. This will be recorded as an expense in the Company's 2006 financial statements. It is expected that the Geneva office will be closed down in connection with the sale of the Company.

Schedule I

Reconciliation of the balance sheet

		Jan. 1, 2004			Dec. 31, 2005		
	Notes	Dutch GAAP	Effect of transition to IFRS	IFRS	Dutch GAAP	Effect of transition to IFRS	IFRS
Assets							
Intangible assets	a, c, d	$ 0.2	$ 2.9	$ 3.1	$ 3.9	$ 4.2	$ 8.1
Property, plant and equipment	a, b	134.3	(0.6)	133.7	151.0	(1.9)	149.1
Deferred tax assets	c	—	—	—	—	5.0	5.0
Total non-current assets		134.5	2.3	136.8	154.9	7.3	162.2
Inventories	b, f, g	145.1	(6.5)	138.6	306.2	(24.5)	281.7
Trade creditors and other receivables	e	81.9	—	81.9	143.8	(5.0)	138.8
Securities		0.2	—	0.2	0.2	—	0.2
Company income tax	f	—	—	—	—	0.4	0.4
Derivative financial instruments	g, h	—	6.4	6.4	—	2.4	2.4
Cash and short-term deposits	g	24.2	5.6	29.8	71.5	16.9	88.4
Total current assets		251.4	5.5	256.9	521.7	(9.8)	511.9
Total assets		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1
Liabilities and Shareholders' equity							
Interest-bearing loans and borrowings	d, j	$ 49.4	$(43.3)	$ 6.1	$ 13.8	$ 0.3	$ 14.1
Employee benefits	k	5.0	4.6	9.6	10.4	(0.4)	10.0
Deferred tax liabilities		—	—	—	0.4	—	0.4
Investment grants		2.1	—	2.1	4.4	—	4.4
Provisions	m	4.6	21.0	25.6	19.9	—	19.9
Total non-current liabilities		61.1	(17.7)	43.4	48.9	(0.1)	48.8
Short term borrowins		51.9	—	51.9	112.5	—	112.5
Interest-bearing loans and borrowings	d, j	9.4	43.3	52.7	10.1	0.1	10.2
Trade creditors and other payables	d	154.8	—	154.8	301.9	(0.6)	301.3
Company income tax		0.2	—	0.2	0.2	(0.2)	—
Derivative financial instruments	g	—	3.9	3.9	—	2.4	2.4
Total current liabilities		216.3	47.2	263.5	424.7	1.7	426.4
Equity							
Equity attributable to shareholders' of the parent	i, n	108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total equity		108.5	(21.7)	86.8	203.0	(4.1)	198.9
Total liabilities and shareholders' equity		$385.9	$ 7.8	$393.7	$676.6	$(2.5)	$674.1

Notes to the reconciliation of the balance sheet

(a) Under Dutch GAAP, software (incl. software under development) was classified as property, plant and equipment, whereas under IFRS this is presented as intangibles. The effect is to decrease Property plant and equipment and to increase Intangible assets by USD 3.0 million at January 1, 2004 and by USD 4.3 million at December 31, 2005.

(b) Under Dutch GAAP, spare parts were recognised as inventories. Under IFRS, they are classified as property plant and equipment under construction and prepaid. The effect is to increase Property plant and equipment and to decrease Inventories by USD 2.4 million at January 1, 2004 and by USD 2.4 million at December 31, 2005.

(c) Under Dutch GAAP, share issue costs of subsidiaries were recognised as intangibles. Since these costs were not related to equity increases of the Company, under IFRS they are expensed when incurred. An amount of USD 0.1 million was written down from Intangible assets and charged to Retained earnings at January 1, 2004. In 2005, an amount of USD 0.1 million was credited to Depreciation and amortisation and charged to Retained earnings.

(d) Under Dutch GAAP, the cost of acquisitions was determined using the nominal value of the consideration payable. Under IFRS, the future amounts payable are discounted, which resulted in a reduction of Goodwill and non-current Interest bearing loans of USD 0.2 million at December 31, 2005. Under Dutch GAAP, the future amounts payable of USD 0.6 million were classified as Trade and other payables, whereas they are classified as Interest bearing liabilities under IFRS (USD 0.5 million non-current and USD 0.1 million current). Under previous GAAP, goodwill was amortised, which is discontinued under IFRS. The effect is to increase Goodwill at December 31, 2005 and to reduce Depreciation and amortisation expense by USD 0.1 million in 2005.

(e) Under Dutch GAAP, deferred tax assets were recognised as Receivables under current assets. Under IFRS, they are classified as non-current assets. The effect is to increase Deferred tax assets and to decrease Receivables by USD 5.0 million at December 31, 2005.

(f) Under Dutch GAAP, inventories were measured at market value. Under IFRS, the Company has adopted a policy that measures cost on the basis of a first-in first-out ("FIFO") formula. The effect is to decrease Inventories by USD 2.2 million at January 1, 2004 and by USD 4.9 million at December 31, 2005 and to decrease Materials cost by USD 2.7 million for the year ended December 31, 2005. This adjustment to Materials cost impacted tax expense with a decrease of USD 0.6 million.

(g) Under Dutch GAAP, cash margin balances with futures exchanges were considered to be part of the Company's economic inventory position and classified as inventory, whereas under IFRS these are classified as cash and cash equivalents. Open futures and swap contracts were classified as inventory under previous GAAP, whereas they are classified as derivative financial instruments under IFRS.

At January 1, 2004, the effect is to decrease Inventories by USD 1.9 million and to increase Cash and cash equivalents by USD 5.6 million, and Derivative financial instruments by USD 0.2 million (assets) and USD 3.9 million (liabilities). At December 31, 2005, the effect is to decrease Inventories by USD 17.2 million and to increase Cash and cash equivalents by USD 16.9 million, and to increase Derivative financial instruments by USD 2.4 million (assets) and USD 2.1 million (liabilities).

(h) Under Dutch GAAP, unrealised gains and losses relating to forward exchange contracts were not recognised in the balance sheet under its previous GAAP hedging policy. Under IFRS, the Company has decided not to apply hedge accounting, and therefore all unrealised gains and losses at balance sheet date relating to forward exchange contracts are recognised in the balance sheet.

The measurement of these derivatives at fair value has increased Derivative financial instruments (assets) by USD 6.2 million at January 1, 2004. As at December 31, 2005, Derivative financial instruments (liabilities) increased by USD 0.3 million, and materials cost increased by USD 3.7 million.

(i) The balance of translation differences at the date of transition to IFRS of USD 16.7 million was charged to Retained earnings.

(j) Under Dutch GAAP, a shareholder loan of USD 43.3 million was classified as non-current as at December 31, 2003 because it was expected that the loan would be renewed in 2004. Under IFRS, this loan is classified as a current liability, since the Company does not have the unconditional right to defer settlement for at least 12 months after the balance sheet date.

(k) Under Dutch GAAP, certain pension obligations were recognised in accordance with local laws and regulations, whereby in 2005 a change in accounting principle was adopted. Under IFRS, these pension obligations are accounted for in accordance with IAS 19. In accordance with IFRS 1, the cumulative actuarial gains and losses existing at January 1, 2004 amounting to USD 4.6 million have been recognised for all defined benefit plans.

The effect is to increase Liabilities for employee benefits by USD 4.6 million at January 1, 2004 and by USD 4.8 million. As at December 31, 2005, Liabilities for employee benefits decreased by USD 0.4 million, Translation reserve increased by USD 0.7 million at December 31, 2005, Retained earnings decreased by USD 0.6 million and Personnel expenses decreased by USD 0.3 million for the year ended December 31, 2005.

(l) A deferred tax asset was not recognised on these timing differences, as there was insufficient evidence as at January 1, 2004 that future taxable profits would be available against which these differences could be utilised.

(m) Under Dutch GAAP, no provision was formed for the environmental remediation programs as at 31 December 2003 since no reliable estimate could be made. An expert was hired in 2005, whose report was the basis for forming a provision in the 2005 Dutch GAAP financial statements. Under IFRS, this report is used to determine the environmental remediation provision as at 1 January 2004. The effect is to increase provisions by USD 21.0 million and to decrease retained earnings by USD 21.0 million.

(n) The effect of the above adjustments on shareholders' equity is as follows:

	Notes	January 1, 2004	December 31, 2005
Share issue costs	c	$ (0.1)	$ —
Amortisation goodwill	d		0.1
Inventories	f	(2.2)	(4.9)
Corporate income tax	f	—	0.6
Derivative financial instruments	h	6.2	(0.3)
Environmental remediation	m	(21.0)	—
Employee benefits	k	(4.6)	0.4
Change in equity		$(21.7)	$(4.1)

Reconciliation of the income statement for 2005

	Notes	Dutch GAAP	2005 Effect of transition to IFRS	IFRS
Revenue	u	$2,571.9	$(304.5)	$2,267.4
Materials cost (previous GAAP: Cost of sales)	f, h, o,p,q,t,u	2,400.8	(361.0)	2,039.8
Personnel expenses	k, p	—	28.9	28.9
Selling and distribution expenses	f, h, o,p,q,r,t	4.2	(4.2)	—
Operating expenses	o,p,r	—	32.5	32.5
Depreciation and amortisation	c, d, q	14.7	(0.5)	14.2
Other administrative expenses	o,p,r	5.1	—	5.1
Exceptional expenses	s	20.7	(20.7)	—
Operating income		126.4	20.5	146.9
Financial income		0.9	—	0.9
Financial expense		(3.2)	—	(3.2)
Foreign exchange gain/(loss)	t	—	(5.7)	(5.7)
Net income before tax		124.1	14.8	138.9
Income tax expense	f	4.1	0.6	4.7
Net income		$ 128.2	$ 15.4	$ 143.6

Notes to the reconciliation of the income statement for 2005

The transition to IFRS can be explained as follows:

(o) Under Dutch GAAP, refining expenses were included in materials cost. Under IFRS, refining expenses are part of operating expenses in the income statement. In 2005, an amount of USD 33.8 million is reclassified as a result.

(p) Under Dutch GAAP, personnel expenses were included in materials cost and other administrative expenses. Under IFRS, personnel expenses are classified separately in the income statement. In 2005, USD 22.2 million is reclassified from materials cost, an amount of USD 1.6 million from selling and distribution expenses and an amount of USD 6.7 million from other administrative expenses

(q) Under Dutch GAAP, the amortisation of investment grants received was included in materials cost, whereas under IFRS, this amount is classified as a deduction of Depreciation and amortisation. In 2005, an amount of USD 0.3 million is reclassified.

(r) Under Dutch GAAP, selling and distribution expenses were shown separately, whereas they are included in other administrative expenses under IFRS. In 2005 an amount of USD 4.2 million is reclassified as a result.

(s) Under Dutch GAAP, exceptional expenses of USD 20.7 million recorded in 2005 relate to the forming of a provision for environmental remediation expenses. As set out in (m), under IFRS this provision is formed as at 1 January 2004. Accordingly, the expense in the 2005 Dutch GAAP income statement is eliminated.

(t) Under Dutch GAAP, foreign exchange gains and losses were included in materials cost, whereas they are now shown separately as financial income and expense. In 2005, an amount of USD 5.7 million is reclassified as a result.

(u) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 304.5 million and decrease materials cost by USD 304.5 million for the year ended December 31, 2005.

Explanation of material adjustments to the cash flow statement for 2005

A declared dividend was shown as investing activities in the 2005 cash flow statement under Dutch GAAP, whereas this was eliminated for IFRS purposes. Furthermore, in 2005, under Dutch GAAP, the acquisition of a subsidiary was not shown on the line item acquisition of subsidiary, but the assets and liabilities acquired were shown as part of the cash from operating activities. This was adjusted in the IFRS cash flow statement.

There are no other material differences between the cash flow statements presented under previous GAAP and the cash flow statements presented under IFRS.

Willemstad, Curaçao, Netherlands Antilles, August 30, 2006

The Board of Directors:

B. Jones
K. Ovelmen
Equity Trust (Curaçao) N.V.

Index to the Consolidated Financial Statements

European Petroleum Holdings N.V. Consolidated Financials Under Dutch GAAP for the Years Ended December 31, 2004 and 2003

Independent Accountants' Report F-147
Consolidated Balance Sheets as of December 31, 2004 and 2003 .... F-148
Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003 .... F-149
Consolidated Cash Flow Statements for the Years Ended December 31, 2004 and 2003 .... F-150
Notes to the Consolidated Financial Statements F-151

KPMG

Auditors' Report

In our opinion, the Dutch GAAP consolidated financial statements of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles, for the year 2004 and the comparative data for the year 2003, as included on pages F-148 to F-162 of this offering circular, are consistent, in all material respects, with the Dutch GAAP financial statements for the year 2004 from which they have been derived. We issued an unqualified auditors' report on these financial statements on 26 April 2005.

For a better understanding of the company's financial position and results and of the scope of our audit, the consolidated financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' report thereon.

Amstelveen, 6 October 2006

KPMG ACCOUNTANTS N.V.

den Hollander

G.-P. den Hollander RA

07-727

European Petroleum Holdings N.V.
Consolidated Balance Sheets as of December 31, 2004 and 2003
(In thousands of US dollars)
(before appropriation of result)

	Notes	2004	2003
Fixed assets			
Intangible fixed assets	1	$ 162	$ 207
Tangible fixed assets	2	160,350	134,300
		160,512	134,507
Current assets			
Inventories	3	120,487	145,103*
Accounts receivable	4	94,743	81,909
Securities	5	246	228
Cash at banks and in hand	6	45,429	24,180
		260,905	251,420
Current liabilities	7	192,697	216,315
Net current assets		68,208	35,105
Total assets less current liabilities		$228,720	$169,612
Represented by:			
Long-term debt			
Shareholder's loan	8	$ —	$ 43,337
Other long-term debt	9	17,494	6,092
		17,494	49,429
Provisions	10	11,112	9,625
Investment grants	11	2,001	2,063
Group equity			
Shareholders' equity	12	198,113	108,495*
		$228,720	$169,612

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Profit and Loss Accounts for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	Notes	2004	2003
Net sales	13	$ 1,897,881	$ 1,419,112
Cost of sales		(1,789,121)	(1,349,135)*
Gross profit		108,760	69,977
Costs and expenses			
Selling and distribution		(3,914)	(4,134)
Depreciation and amortisation		(15,201)	(12,796)
Other general and administrative		(5,303)	(9,220)
Total operating expenses		(24,418)	(26,150)
Net margin on turnover		84,342	43,827
Other operating income	14	1,110	1,380
		85,452	45,207
Interest			
Interest income		331	457
Interest expense		(1,940)	(1,551)
		(1,609)	(1,094)
Result before taxation		83,843	44,113
Taxation on result	15	(1,699)	(1,619)
Net result after tax		$ 82,144	$ 42,494

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.

Consolidated Cash Flow Statement for the Years Ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
Net result after tax	$ 82,144	$ 42,494*
Depreciation and amortisation of fixed assets	15,201	12,796
	97,345	55,290
Movement in investments grants	(62)	2,063
Movement in provisions	1,487	9,625
Movement in working capital (excluding cash at banks and in hand)	(11,854)	1,752*
	(10,429)	13,440
Cash flow from operations	86,916	68,730
Investments (balance) in:		
• Intangible fixed assets	—	(216)
• Tangible fixed assets	(29,277)	(123,830)
Cash flow from investment activities	(29,277)	(124,046)
Increase of share capital	—	48,955
(Increase)/decrease of long-term debt	(31,935)	36,254
	(31,935)	85,209
Movement in cash at banks and in hand	25,704	29,893
Cash at banks and in hand at beginning of the year	24,180	230
Translation differences	(4,455)	(5,943)
Cash banks and in hand at end of year	$ 45,429	$ 24,180

* Adjusted for comparison purposes.

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements
For the Years Ended and as of December 31, 2004 and 2003

General

Relationship with parent company and principal activities

The Company is a limited liability company in the Netherlands Antilles ('naamloze vennootschap' or 'N.V.'), where 100% of the shares are held by Sovereign Holding Limited of Hamilton, Bermuda.

The Company is a holding and finance company; the principal activities of the group consist of oil refining, trading and distribution.

Group re-organisation

In May 2003, National Petroleum Limited contributed its main refining and trading subsidiaries operating in North West Europe to the Company in exchange for new shares in the Company. The basis for the contribution was the net asset value on 1 January 2003.

In December 2003, all related party loans to group companies were replaced by one loan from National Petroleum Limited to the Company.

In December 2004, ownership of the Company was transferred to Sovereign Holding Limited.

Change in accounting principles

As from 1 January 2004, part of inventories held for refining, formerly valued at the lower of cost or market value, is valued at net realisable value. This change in valuation method has been carried through, based on accounting principles as included in the Netherlands Civil Code and in the guidelines for annual reporting as published under the auspices of the Council for Annual Reporting. This change resulted in an increase in the value of inventories as per 1 January 2004 amounting to approximately USD 16.2 million and is reflected in shareholders' equity as per that date. There are no corporate income tax consequences. Where applicable, the 2003 comparative figures have been adjusted accordingly.

Comparative figures

Certain figures for 2003 have been reclassified to enable comparison with 2004.

The 2003 comparative figures are stated as if the actual structure of the group was effective as from 1 January 2003.

Company financial statements

The financial results of European Petroleum Holdings N.V. are included in the consolidated financial statements. For this reason the profit and loss account of European Petroleum Holdings N.V. exclusively states the share in the result after taxation of companies in which participating interests are held and the general result after taxation.

Consolidation principles

The consolidated financial statements include the financial data of European Petroleum Holdings N.V. and its group companies. Group companies are these entities in which European Petroleum Holdings N.V. has a direct or indirect controlling interest.

Intercompany debts, receivables and transactions, as well as profits made within the group, are eliminated in the consolidated financial statements. The group companies are consolidated in full. There are no minority interests.

For a summary of the consolidated group companies, see note 16 to the company financial statements under 'Financial fixed assets'.

Principles for the valuation of assets and liabilities and the determination of the result

General

The principles adopted for the valuation of assets and liabilities and determination of the result are based on the historical cost convention.

Insofar as not stated otherwise, assets and liabilities are shown at nominal value.

The income and expenses are accounted for in the period to which they relate.

Principles for the translation of foreign currencies

The reporting currency in the financial statements of European Petroleum Holdings N.V. is the US dollar (USD).

The costs and income arising from transactions in foreign currencies and non-monetary balance sheet items or monetary receivables and debts are translated at the exchange rate applicable on the transaction date or balance sheet date respectively.

Exchange rate differences are added or charged to the profit and loss account as financial income or expenditure respectively.

The group companies and participating interests abroad qualify as foreign units. Foreign currency balance sheet items of foreign units are all translated at the exchange rate applicable on balance sheet date. Foreign currency profit and loss account items of foreign units are translated at the exchange rate applicable on transaction date. If this spot rate is not available, the average rate over the reporting period is used. Exchange differences resulting from the conversion of foreign units (including group loans to foreign units) are added or charged directly to the shareholders' equity of European Petroleum Holdings N.V.

The group uses forward sales of US dollars to hedge some of its exposure to foreign exchange risk on projected forward costs contracted for in other currencies. The group does not engage in currency trading. Forward sales are measured at fair value which is based on their quoted market price at the balance sheet date. Realised gains and losses are recognised to income at the same time as the underlying costs hedged. If the underlying foreign costs hedged are no longer expected to take place, the unrealised gain or loss will be recognised to income.

Intangible fixed assets

Share issue costs

Share issue costs are valued at cost. The capitalised costs are amortised in five years according to the straight-line method.

A statutory reserve is formed for the capitalised share issue costs that have not yet been written down.

Licenses

Licenses are valued at actual cost.

The capitalised amount is amortised according to the straight-line method during the ten-year contract period.

Tangible fixed assets

Land and buildings, machinery and equipment and other fixed operating assets are stated at cost of acquisition or manufacture, less accumulated depreciation.

The cost of the assets manufactured by the Company in-house comprises the direct costs of manufacture, surcharges for indirect production costs and interest paid to third parties during the period of construction or manufacture.

Depreciation is calculated as a percentage of the purchase price according to the straight-line method on the basis of useful life. Land and tangible fixed operating assets under constuction and prepayments of tangible fixed assets are not written down.

The following rates of depreciation are applied:

Buildings	2.5-5%
Machinery and equipment	5-25%
Other fixed operating assets	5-33%

Maintenance expenditure is exclusively capitalised where this extends the useful life of the asset. In addition, part of the interest on debt over the period of manufacture is attributed to the cost of manufacture.

Impairment or disposal of fixed assets

The Company states intangible, tangible and financial fixed assets in accordance with accounting principles generally accepted for financial reporting in the Netherlands. Pursuant to these principles, long-lived assets should be assessed on impairment in the case of changes of circumstances arising that lead to the suspicion that the book value of the asset will not be recovered. The recoverability of assets in use is determined by comparing the book value of an asset with the discounted future net cash flow that the asset is expected to generate. If the book value of an asset exceeds the estimated future cash flow, an amount for impairment is charged to the result equal to the difference between the book value and the fair value of the asset. Assets for sale are stated at book value or lower market value, less selling costs.

Inventories

The group protects the value of some of its crude oil and products inventories through forward sales of physical oil at fixed prices, sales of energy futures contracts, SWAP contracts and sales of traded cargo contracts for cude oil and oil products. The group values its crude oil and product inventories and the financial instruments used to hedge the value of inventories at market value so as to accurately reflect the economic effect of its crude and product hedging programmes. Cash margins and unrealised gains and losses on open contracts, valued at market price, are included in inventories at year-end.

Refinery raw materials are stated at cost.

Where necessary, inventories are stated after deduction of a provision for obsolescence.

Accounts receivable

Accounts receivable are stated at nominal value less bad-debt provisions, if any.

Securities

The securities are valued at the lower of cost or market value.

Provisions

The past-service obligations in respect of the defined benefit pension scheme are arranged through third parties and are calculated on the basis of information received from the relevant insurance company.

The obligations in respect of an early retirement scheme for certain employees are calculated on basis of actuarial calculations and an interest rate of 4%.

In addition, provisions have been set-up concerning the estimated costs for pending claims.

Investment grants

Government grants received related to tangible fixed assets investments, are amortised over the life of the asset to which they relate.

Revenue accounting

The Company recognises all contractual sales of oil, for physical delivery and fees charged to customers for related services as sales revenue. Net profits or losses from futures and SWAP contracts are included in cost of sales.

Net turnover comprises the proceeds from the sale and delivery of goods and services after deducting discounts and bonuses as well as taxes and excise duties on sales.

Dispatch and transport costs charged to clients are recognised as turnover. Income from services is recognised as turnover as the service is provided.

Taxes on Income

Taxation on income comprises taxes payable in the short term, taking account of tax rulings, tax facilities, non-deductible costs and other differences in the income for tax purposes.

The tax provision is reduced to the extent that tax rebates can be obtained by carrying back the current year's losses against previous years' taxable profits. No provision for taxes is made on taxable income which can be set off against tax losses from previous years.

Consolidated cash flow statement

The consolidated cash flow statement has been prepared using the indirect method.

Cash flows from financial derivatives that are stated as market value hedges or cash flow hedges are attributed to the same category as the cash flows from the hedged balance sheet items. Cash flows from financial derivatives to which hedge accounting is no longer applied, are categorised in accordance with the nature of the instrument as from the date on which the hedge accounting is ended.

The use of estimates

During the preparation of the financial statements, the management must, in accordance with the general prevailing principles, make certain estimates and assumptions that co-determine the stated amounts. The actual results may deviate from these estimates.

Financial instruments

Classification

Trading instruments are those that the group principally holds for the purpose of hedging price exposure on inventories. These comprise futures contracts and SWAP contracts. All trading derivatives in a net receivable position (positive fair value) are reported as additions to inventory. All trading derivatives in a net payable position (negative fair value) are reported as reductions to inventory.

Recognition

The group recognises financial assets and financial liabilities held for trading on the date it commits to purchase or sell short the instruments. From this date any gains and losses arising from changes in fair value of the assets or liabilities are recognised.

Measurement

Financial instruments are measured initially at cost including transaction costs. For financial assets acquired, cost is the fair value of the consideration given, while for financial liabilities, cost is the fair value of consideration received.

Subsequent to initial recognition, all trading instruments are measured at fair value.

Specific instruments

Futures and SWAP contracts

The fair value of open positions in futures contracts are calculated on reported market prices of the underlying contract variables. Realised and unrealised gains and losses are included in cost of sales in the profit and loss account.

Open futures contracts are considered effectively closed and derecognised when the number of contracts bought long and sold short on the same exchange offset each other and as such, only the cost/proceeds associated with the net position is reflected in these financial statements.

SWAPS are agreements between the group and third parties that allow the group to acquire an exposure to the price movement of commodities without actually purchasing or selling the commodity.

Open SWAP agreements are carried at the net amount due to/from the SWAP agreement, including unrealised gains and losses on the SWAPS, and are recorded as inventories in the balance sheet. Realised gains and losses are recorded as cost of sales in the profit and loss account.

1 Intangible fixed assets

The movements of the intangible fixed assets can be shown as follows:

	Share issue costs	Licenses	Total
Balance as at 1 January:			
• Acquisition cost	$ 93	$ 858	$ 951
• Accumulated amortisation and downward value adjustments	(38)	(706)	(744)
• Book value	$ 55	$ 152	$ 207
Changes in book value:			
• Amortisation	$ (13)	$ (41)	$ (54)
• Exchange differences	2	7	9
• Balance	$ (11)	$ (34)	$ (45)
Balance as at 31 December:			
• Acquisition cost	$100	$ 925	$1,025
• Accumulated amortisation and downward value adjustment	(56)	(807)	(863)
• Book value	$ 44	$ 118	$ 162

European Petroleum Holdings N.V.
Notes to the Consolidated Financial Statements (Continued)
For the Years Ended and as of December 31, 2004 and 2003

2 Tangible fixed assets

The movements of the tangible fixed assets are as follows:

	Land and buildings	Machinery and equipment	Software	Other fixed operating assets	Assets under construction and prepayments	Total
Balance as at 1 January:						
• Acquisition cost/cost of manufacture	$ 10,821	$ 301,573	$ 4,032	$ 4,512	$ 35,025	$ 355,963
• Accumulated depreciation and downward value adjustment	(9,067)	(206,812)	(2,038)	(3,746)	—	(221,663)
• Book value	$ 1,754	$ 94,761	$ 1,994	$ 766	$ 35,025	$ 134,300
Changes in book value:						
• Investments	$ 182	$ 48	$ 109	$ 33	$ 28,997	$ 29,369
• Transfers	3	29,249	1,395	(101)	(30,543)	3
• Disposals	—	(50)	(24)	(13)	(8)	(95)
• Depreciation	(205)	(13,983)	(771)	(188)	—	(15,147)
• Exchange differences	136	8,910	231	35	2,608	11,920
• Balance	$ 116	$ 24,174	$ 940	$ (234)	$ 1,054	$ 26,050
Balance as at 31 December:						
• Acquisition cost/cost of manufacture	$ 11,873	$ 357,424	$ 5,980	$ 4,283	$ 36,079	$ 415,639
• Accumulated depreciation and downward value adjustment	(10,003)	(238,489)	(3,046)	(3,751)	—	(255,289)
• Book value	$ 1,870	$ 118,935	$ 2,934	$ 532	$ 36,079	$ 160,350

3 Inventories

	2004	2003
Inventories of crude oil and products inventories	$114,335	$140,017
Refinery raw materials	6,152	5,086
	$120,487	$145,103

Crude oil and products inventories were pledged in favour of credit institutions.

The group had the following open commitments relating to purchases and sales of oil at 31 December 2004:

• Purchases

	2004
Purchases of oil not yet delivered for which the price has been fixed	$ 4,445
Future contracts—long positions	63,002
SWAP contracts	13,748
	$81,195

• Sales

	2004
Sales of oil not yet delivered for which the price has been fixed	$ 10,436
Future contracts—short positions	108,388
SWAP contracts	24,500
	$143,324

3 Inventories (Continued)

The group uses futures contracts quoted on the Nymex and the IPE both for trading and for hedging its exposure to market risk. Futures contracts are commitments to either purchase or sell a designated commodity or an index at a specified future date for specified price. Futures are standardised exchange-traded contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract value are settled daily. Futures contracts have little credit risk because the counterparties are futures exchanges.

4 Accounts receivable

	2004	2003
Accounts receivable from trade debtors	$91,992	$75,526
Other receivables	1,131	4,831
Prepayments and accrued income	1,620	1,552
	$94,743	$81,909

Substantially all accounts receivable from trade debtors have been pledged as collateral for liabilities to credit institutions.

5 Securities

	2004	2003
Zero-coupon bonds	$246	$228

The zero-coupon bonds are held to cover a payment due to a former employee upon reaching retirement age.

6 Cash at banks and in hand

Cash balances amount to USD 45.4 million (2003: USD 24.2 million) and include short-term deposits USD 5.6 million (2003: USD 13.6 million). Most of these balances were pledged to banks as collateral for letters of credit, guarantees or loans. These funds are payable on demand to the extent that the Company respects its collateral and equity commitments to its bankers.

7 Current liabilities

	2004	2003
Bank overdrafts	$ —	$ 51,856
Current portion of long-term debt	5,414	9,435
Trade creditors	117,490	129,727
Affiliates	39,854	—
Taxes and social security contributions	21,448	12,181
Other payables and accrued expenses	8,491	13,116
	$192,697	$216,315

8 Shareholder's loan

The loan from the former shareholder, National Petroleum Limited, was granted for an initial period of one year, commencing in November/December 2003, with an interest rate of USD LIBOR plus 1.375% per annum. The outstanding balance on this loan amounting to USD 39.5 million at 31 December 2004 has been classified as current liability as it is anticipated that a major part of this loan will be repaid in 2005.

9 Other long-term debt

	2004	2003
Debts to credit institutions	$15,842	$3,592
Debt to Electrabel	1,282	2,157
Other	370	343
	$17,494	$6,092

Debts to credit institutions

	2004
Outstanding principal amount as at 31 December	19,667
Current portion as at 31 December	3,825
Long term as at 31 December	15,842

These are two terms loans in place to finance the construction of an isomerisation unit at the refinery. The full amount of these loans when drawn down will amount to EUR 20.5 million (USD 27.9 million). Both loans are repayable over 3 years in equal instalments commencing in June 2005. Interest is payable monthly.

10 Provisions

	Claims	Pensions	Total
Balance as at 1 January	$4,673	$4,952	$ 9,625
Changes:			
• Additions, charged to the result	214	1,288	1,502
• Paid during 2004	—	(981)	(981)
• Transfer	132	—	132
• Exchange differences	396	438	834
Balance as at 31 December	$5,415	$5,697	$11,112

Claims

The provision for claims relates mainly to a court case with the Belgian authorities regarding value-added and excise taxes.

Pensions

The provision for pensions relates mainly to the obligation in respect of an early retirement scheme for certain employees.

11 Investment grants

The changes in the investment grants can be specified as follows:

	2004
Balance as at 1 January	$2,063
Changes:	
• Released to income	(206)
• Exchange differences	144
Balance as at 31 December	$2,001

12 Shareholders' equity

For a detailed description of the shareholders' equity, we refer to note 19 in the company financial statements.

Financial instruments and associated risks

Market risk

Market risk is the risk that changes in commodity prices will make an instrument less valuable or more onerous. All trading and derivate financial instruments are recognised at fair value, and all changes in market conditions directly affect net earnings.

Foreign exchange risk

As per 31 December 2004, the group had hedged some of its foreign exchange exposure for 2005, through the use forward foreign exchange contracts for almost every month in 2005. All the forward exchange contracts entered into as of 31 December 2004 qualify for cash flow hedge accounting and are accordingly recorded as described before in the section "Financial Instruments".

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the group policy. Management has a credit policy in place and the exposure to credit is monitored on an ongoing basis. Credit evaluations are performed regularly on all customers requiring credit.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

Short-term and long-term borrowings are subject to market related rates.

Fair values

The carrying amount of cash and short-term deposits, trade and related party accounts receivable, short-term bank loans, trade and related party accounts payable, accrued interest and prepayments and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of the group's positions in energy futures and SWAP contracts are based upon brokers' representative prices and are presented in note 3 under 'Open futures contracts' and 'Unrealised loss on petroleum SWAP contracts, net'. The outstanding notional amounts of the underlying contracts are likewise included in note 3 under open commitments: 'Futures contracts-long positions', 'Futures contracts-short positions' and 'SWAP contracts'. The fair value of inventories is disclosed in note 3.

Fair value estimates are made at a specific point in time, based on published market prices or brokers quotes if there are no published market prices. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Short-term bank loans and commitments

The group has lines with specialised trade finance banks to finance its oil purchases, inventories, accounts receivable, forward foreign exchange contracts, advances to futures brokers and collateral for SWAP counterparts. Under the agreements with the banks, substantially all oil inventories, accounts receivable and insurance policies relating to oil financing are pledged to the banks. In addition, the

12 Shareholders' equity (Continued)

majority of cash balances and deposits are pledged. Short-term bank loans bear interest at Libor-related rates.

Credit facilities

As at 31 December, in addition to trade finance facilities, group companies had been granted credit facilities amounting to EUR 28 million (USD 38.2 million).

At that date these facilities were utilised as follows:

	EUR 1,000	USD 1,000
Debts to credit institutions (see note 9)	14,439	19,667
Excise and other guarantees	361	492
	14,800	20,159

These loans and guarantees were secured by guarantees and pledges amounting to EUR 31.0 million (USD 42.2 million).

Letters of credit

As at 31 December 2004, the group had USD 165 million (2003: USD 115 million) worth of open letters of credit.

Forward exchange contracts

The group's commitment for the notional amount of forward exchange contracts outstanding at 31 December 2004 totals USD 25 million (2003: USD 57 million).

Off-balance sheet commitments

Claims

Apart from the claims as provided for in the financial statements under provisions, several claims have been lodged against certain group companies, which the Company disputes. Although the outcome of these disputes cannot be predicted with any certainty, management believes, partly on the basis of legal advice, that these will not have any significant adverse effect on the consolidated financial position.

Guarantees

The guarantees issued by third parties on behalf of the group amounted to approximately USD 25.5 million (EUR 18.7 million), mainly in favour of tax and excise authorities.

Long-term financial liabilities

Long-term obligations in respect of long lease of land on which the Antwerp refinery is built, amount to USD 34.5 million (EUR 25.3 million) up to the year 2047.

Commitments

In addition to the commitments relating to inventories (see note 3) purchase and capital commitments at 31 December 2004 amount to approximately USD 8.0 million (EUR 5.9 million).

Off-balance sheet commitments (Continued)

Contingent liabilities

As a result of a soil investigation in 1999, some limited contamination spots have been identified on the refinery land, none of which crossed the refinery boundary. In line with legal obligations, a detailed investigation will be carried out in 2005, which will better define the boundaries of the contaminated spots.

There is currently no legal requirement to clean up this pollution before 2030. No provision has been made for potential soil remediation costs.

13 Net turnover

The net turnover can be specified as follows:

	2004	2003
Trading sales, including of products, refined by third parties	$ 305,183	$ 179,821
Sales of products, refined by BRC	1,592,698	1,239,291
	$1,897,881	$1,419,112

The net turnover per geographical area is:

	2004	2003
Europe	$1,451,758	$1,170,295
North America	300,323	161,435
Latin America, Caribbean	38,819	22,920
Africa, Middle East	106,981	64,462
	$1,897,881	$1,419,112

14 Other operating income

	2004	2003
Generated electricity delivered to Electrabel	$1,110	$ 911
Other	—	469
	$1,110	$1,380

Staff

During the financial year, the average number of employees in the group, converted into full-time equivalents, amounted to 229 (2003: 230).

This staff group (average number of people) can be divided into the following staff categories:

	2004	2003
Selling	12	10
Management and administration	39	41
Refining	73	73
Maintenance	35	36
Technical services and safety	37	37
Blending and dispatch	33	33
	229	230

Wages, salaries and social security charges

Cost of sales and operating expenses include:

	2004	2003
Salaries and wages	$16,414	$14,831
Contributions to social security institutes	7,768	7,335
Pension charges	1,489	1,110
	$25,671	$23,276

15 Taxation on result

The tax charge, as included in the profit and loss account for 2004, amounts to USD 1.7 million or approximately 2.0% of the result before taxation. The low effective tax rate is due to the fact that some subsidiaries have significant accumulated tax losses and one subsidiary has a special tax ruling.

Index to the Interim Condensed Consolidated Financial Statements

European Petroleum Holdings N.V. Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2005

Independent Accountants' Report F-164

Interim Condensed Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005 .... F-165

Interim Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005 .... F-166

Interim Condensed Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005 .... F-167

Interim Condensed Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2006 and 2005 .... F-168

Notes to the Interim Condensed Consolidated Financial Statements F-169

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

REPORT OF THE GROUP AUDITORS ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF EUROPEAN PETROLEUM HOLDINGS N.V. FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Introduction

We report on the interim condensed consolidated financial statements for the six months ended June 30, 2006 and June 30, 2005 of European Petroleum Holdings N.V., Willemstad, Netherlands Antilles (hereafter referred to as 'the Company'). These interim condensed consolidated financial statements have been prepared for inclusion on pages F-165 to F-173 in this Offering Circular of Petroplus Holdings A.G., Zug, Switzerland. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards IAS 34.

Responsibilities

The Board of Directors of the Company is responsible for preparing the interim condensed consolidated financial statements in accordance with International Financial Reporting Standards IAS 34. Our responsibility is to express a conclusion on the interim condensed consolidated financial statements based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2410 'Review of Interim Financial Information Performed by the Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Rotterdam, October 6, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

■ Ernst & Young Accountants is a partnership of private limited liability companies ("professional corporations"), established in Rotterdam.
Our services are subject to general terms and conditions, which contain a limitation of liability clause.

European Petroleum Holdings N.V.

Interim Condensed Consolidated Income Statements

For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Revenue		$1,526.7	$1,088.7
Materials costs		1,403.8	983.0
Personnel expenses		27.3	16.7
Operating expenses		15.1	10.6
Depreciation and amortisation		8.9	8.4
Other administrative expenses		4.6	2.2
Operating income		67.0	67.8
Financial income		0.6	0.4
Financial expense		(4.9)	(1.2)
Foreign currency exchange gain/(losses)		1.3	(0.4)
Net income before tax		64.0	66.6
Income tax (expense)/benefit	6	(7.3)	0.4
Net income		$ 56.7	$ 67.0

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.

Interim Condensed Consolidated Balance Sheets

At June 30, 2006 and as of December 31, 2005
(In millions of US dollars)

	Notes	June 30, 2006	December 31, 2005
Assets			
Intangible assets		$ 6.8	$ 8.1
Property, plant and equipment	2	164.7	149.1
Deferred tax assets		5.1	5.0
Total non-current assets		176.6	162.2
Inventories	3	316.3	281.7
Trade and other receivables		119.3	138.8
Securities		0.2	0.2
Corporate income tax		0.3	0.4
Derivative financial instruments	11	0.8	2.4
Cash and short-term deposits	4	26.6	88.4
Total current assets		463.5	511.9
Total assets		$640.1	$674.1
Liabilities and Shareholders' Equity			
Interest-bearing loans and borrowings	5	$ 20.4	$ 14.1
Employee benefits	8	9.8	10.0
Provisions	9	21.9	19.9
Investment grants		5.4	4.4
Deferred tax liabilities		0.4	0.4
Total non-current liabilities		57.9	48.8
Short-term borrowings		91.1	112.5
Interest-bearing loans and borrowings	5	2.9	10.2
Trade and other payables		212.4	301.3
Corporate income tax		7.1	—
Derivative financial instruments	11	5.5	2.4
Total current liabilities		319.0	426.4
Equity			
Equity attributable to shareholders' of the parent		263.2	198.9
Total equity		263.2	198.9
Total liabilities and shareholders' equity		$640.1	$674.1

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.
Interim Condensed Consolidated Cash Flow Statements
For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	For the six months ended June 30, 2006	2005
Cash flows from operating activities			
Net income		$ 56.7	$ 67.0
Adjustments for:			
Depreciation of property, plant and equipment		7.3	8.6
Amortisation of intangible assets		1.4	—
Amortisation of investment grants received		(0.2)	(0.1)
Addition to investment grants		0.8	—
Changes in provisions		(0.1)	4.4
Income taxes expense/(benefit)		7.3	(0.4)
Financial expense/(income)		4.3	0.8
Changes in working capital			
Increase in inventories		(33.9)	(44.6)
Decrease/(increase) in receivables		20.6	(48.6)
Increase/(decrease) in liabilities		1.8	(76.6)
Increase in derivative financial instruments	11	4.7	25.7
Interest paid		(4.3)	(0.8)
Income taxes paid		(0.1)	(0.5)
Net cash provided by/(used in) operating activities		66.3	(65.1)
Cash flows from investing activities			
Acquisition of property, plant and equipment	2	(12.4)	(13.1)
Disposal of property, plant and equipment	2	1.3	—
Disposal of intangible assets		0.4	—
Net cash used in investing activities		(10.7)	(13.1)
Cash flows from financing activities			
Loans obtained		1.3	8.2
(Decrease)/increase of short-term borrowings		(21.4)	51.4
Dividends paid	7	(98.0)	(3.5)
Net cash (used in)/provided by financing activities		(118.1)	56.1
Net increase in cash and short-term deposits		(62.5)	(22.1)
Cash and short-term deposits at January 1,		88.4	43.6
Effect of exchange rate fluctuations		0.7	(1.1)
Cash and short-term deposits at June 30,		$ 26.6	$ 20.4

See notes to interim condensed consolidated financial statements

European Petroleum Holdings N.V.
Interim Condensed Consolidated Statements of Changes in Equity
For the Six Months Ended June 30, 2006 and 2005
(In millions of US dollars)

	Notes	Share capital	Other reserves	Translation reserve	Retained earnings	Total equity
Balance at January 1, 2005		$49.0	$0.4	$ 5.4	$116.9	$171.7
Translation differences				(10.7)		(10.7)
Net income recognised directly into equity		—	—	(10.7)	—	(10.7)
Result for the year					67.0	67.0
Total recognised income and expense for the period		—	—	—	67.0	67.0
Dividends paid to shareholders	7				(4.5)	(4.5)
Balance at June 30, 2005		$49.0	$0.4	$ (5.3)	$179.4	$223.5
Balance at January 1, 2006		$49.0	$0.3	$ (6.5)	$156.1	$198.9
Translation differences				7.6		7.6
Net income recognised directly into equity		—	—	7.6	—	7.6
Result for the year					56.7	56.7
Total recognised income and expense for the period		—	—	—	56.7	56.7
Dividends paid to shareholders	7				—	—
Balance at June 30, 2006		$49.0	$0.3	$ 1.1	$212.8	$263.2

See notes to interim condensed consolidated financial statements

1 Business and basis of preparation for the interim condensed consolidated financial statements

European Petroleum Holdings N.V. (the "Company") is a company domiciled in Willemstad, Curaçao, the Netherlands Antilles. The Company's registered address is Penstraat 35, Willemstad, Curaçao. The principal activities of the Company consist of oil refining, trading and distribution. On May 31, 2006, the Company was acquired by Petroplus Antwerpen II B.V., Rotterdam, the Netherlands, which is controlled by Petroplus Holdings AG, Zug, Switzerland.

The interim consolidated financial statements of the Company for the six months ended June 30, 2006 and June 30, 2005 comprise the Company and its subsidiaries (together referred to as the "Company" or "EPH").

Basis of preparation

The interim condensed consolidated financial statements of EPH has been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The interim condensed consolidated financial statements of EPH have been prepared in accordance with International Financial Reporting Standards IAS 34, *Interim Financial Reporting.*

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2005.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2005.

All amounts included in the interim consolidated financial statements and notes are presented in USD (also referred to as "$") and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The interim condensed consolidated financial statements was authorized for issuance by the Board of Directors on October 4, 2006.

2 Property, plant and equipment

During the six months ended June 30, 2006, the Company acquired property, plant and equipment for a cost of USD 12.4 million (2005: USD 13.1 million).

Asset with a net book value of USD 1.3 million were disposed of by the Company during the six months ended June 30, 2006 (2005: nil).

3 Inventories

The write-down of inventories to lower realizable value amounted to USD 0.4 million for the six months ended June 30, 2006 (2005: USD 0.1 million).

4 Cash and short-term deposits

For the purposes of the interim consolidated cash flow statement, cash and short-term deposits for the six months ended June 30, 2006 and December 31, 2005 were as follows:

	June 30, 2006	December 31, 2005
Bank balances	$10.1	$14.7
Call deposits	6.8	56.8
Cash margins with futures exchanges	9.7	16.9
	$26.6	$88.4

Of the total amount included in cash and short term deposits at June 30, 2006 approximately USD 4.0 million was pledged due to various borrowing agreements (2005: USD 11.2 million).

5 Interest bearing loans and borrowings

During the six months ended June 30, 2006 the trade finance facilities were increased by USD 120 million, four out of five became committed until end of November 2006 with payment of upfront commitment fees. This also resulted in the financial covenants increasing from USD 25.0 million to USD 50.0 million for some of the facilities.

The Dexia and Natexis loans to BRC were repaid in June 2006 and were replaced by a loan from Barclays Bank, as negotiated by Petroplus International B.V.

6 Income tax

The major components of income tax expense for the six months ended June 30, 2006 and 2005 are:

	For the six months ended June 30, 2006	2005
Current tax expense		
Current year	$(6.9)	$(0.8)
	(6.9)	(0.8)
Deferred tax benefit		
Benefit of tax losses recognised	(0.4)	1.2
	(0.4)	1.2
Total income tax (expense)/benefit	$(7.3)	$ 0.4

7 Dividends paid and proposed

The interim dividend declared in December 2005 of USD 100.0 million was paid during the six months ended June 30, 2006. The total amount paid was USD 98.0 million, as the USD 100.0 million was offset by an advance due from SHL of 2.0 million. For further information see Note 12.

8 Employee benefit plans

The Belgian subsidiaries of the Company offer a defined benefit pension scheme and an early retirement scheme. The pension scheme is insured via an independent insurance company, whereas the early retirement is an unfunded scheme.

9 Provisions

The Company introduced a Retention Bonus Plan in 2005. The bonus will be paid no later than September 15, 2006, provided the employees have not resigned before that date. The total amount paid out under this plan will be approximately USD 2.5 million.

10 Segment reporting

The primary segment reporting is business segment, business segment reporting is a component of an entity that is engaged in providing an individual product or service or a group of related products or services that are subject to risks and returns that are different from those of other business segments. The operations of the Company are related to the refining of crude oil and other petroleum feedstock into petroleum products and are all considered part of one business segment. Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the six months ended June 30, 2006 and 2005:

	For the six months ended June 30,	
	2006	2005
Revenue from external customers		
Europe	$1,266.6	$ 929.3
North America	148.7	94.5
Latin America and Caribbean	—	28.3
Africa and Asia	111.4	36.6
	$1,526.7	$1,088.7

11 Financial instruments

Set out below are the fair values of all the Company's financial instruments, that are included in the interim condensed consolidated financial statements:

	June 30, 2006	December 31, 2005
Assets		
Unrealised gains on futures contracts	$—	$—
Unrealised gains on petroleum swap contracts	0.1	2.4
Unrealised gains on forward foreign exchange contracts	0.7	—
	$0.8	$2.4
Liabilities		
Unrealised losses on futures contracts	$2.3	$1.8
Unrealised losses on petroleum swap contracts	3.2	0.3
Unrealised losses on forward foreign exchange contracts	—	0.3
	$5.5	$2.4

11 Financial instruments (Continued)

The notional amounts of these instruments are as follows:

	June 30, 2006	December 31, 2005
Purchases		
Futures contracts—long positions	$ 18.8	$ —
Swap contracts	65.8	65.9
Forward foreign exchange contracts	18.3	67.1
	$102.9	$133.0
Sales		
Futures contracts—short positions	$168.7	$222.9
Swap contracts	141.2	79.9
	$309.9	$302.8

12 Related parties

The Company has a related party relationship with its parent company, companies controlled by the ultimate controlling party, its subsidiaries and with its directors and executive officers.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial period:

	For the six months ended June 30,	
	2006	2005
Transactions		
Sales to West Indies Oil Corporation	$ —	$34.9
Purchase of services from Petrotrade SAM	$ —	$ 1.2
Dividend payment to SHL	$100.0	$ —
Repayment of loan from SHL	$ 6.2	$ —
Repayment of loan from NPL	$ —	$35.8
Payment by SHL against dividend of advance	$ —	$ 3.5

	June 30, 2006	December 31, 2005
Outstanding balances		
Sale of Petrotrade Inc. to SHL	$ —	$ 6.2
Advance due from SHL	$ —	$ 2.0
Amount due from Petroplus International B.V	$55.0	$ —

Transactions with subsidiaries

All related party transactions between the Company and its subsidiaries are eliminated on consolidation. For the purposes of the consolidated financial information transactions with those subsidiaries wholly-owned by the Company which are not included in the consolidated statements are not eliminated in consolidation. Sales to and purchases from related parties are made at normal market prices or at set transfer prices based on our current intercompany set pricing structures. Outstanding balances at year-end are unsecured, interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This

12 Related parties (Continued)

assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with key management personnel

In addition to their salaries, the Company provides non-cash benefits to executive officers, and contributes to either a defined contribution plan or a post-employment defined benefit plan on their behalf. The directors of the Company serve without remuneration.

The remuneration of key management personnel is as follows:

	For the six months ended June 30,	
	2006	2005
Short-term employee benefits	$5.3	$0.6
Post-employment benefits	0.1	0.1
	$5.4	$0.7

Total remuneration is included in personnel expenses. The significant increase in short-term employee benefits for the six months ended June 30, 2006 was due to transaction bonuses paid to key personnel of approximately USD 4.0 million.

Index to the Pro Forma Combined Financial Statements

Petroplus Holdings AG Unaudited Pro Forma Combined Financial Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005

Independent Assurance Report F-175
Pro Forma Combined Income Statements for the Six Months Ended June 30, 2006 and for the Year Ended December 31, 2005 . . . . . F-176
Pro Forma Combined Balance Sheets as of June 30, 2006 and December 31, 2005 . . . . . F-178
Notes to the Pro Forma Combined Financial Statements F-180

ERNST & YOUNG

■ Ernst & Young Accountants

■ Boompjes 258
3011 XZ Rotterdam
P.O. Box 2295
3000 CG Rotterdam
The Netherlands
Telephone 31-10-406 88 88
Fax 31-10-406 88 89
www.ey.nl

AUDITORS' ASSURANCE REPORT ON THE PRO FORMA COMBINED FINANCIAL STATEMENTS OF PETROPLUS HOLDINGS AG FOR THE YEAR ENDED DECEMBER 31, 2005 AND SIX MONTHS ENDED JUNE 30, 2006

Introduction

We report on the pro forma combined financial statements of Petroplus Holdings AG, Zug, Switzerland as of December 31, 2005 and June 30, 2006 (hereafter referred to as the 'pro forma combined financial statements') as set out on pages F-176 to F-182 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. The pro forma combined financial statements has been prepared in accordance with the basis of preparation set out on page F-180 in this Offering Circular. This pro forma combined financial statements has been prepared for illustrative purposes only to provide information about how certain adjustments could have affected the combined financial statements for December 31, 2005 and June 30, 2006 respectively. Such pro forma adjustments are based upon the Board of Director's assumptions as described in the notes to the pro forma financial statements. Because of their nature, the pro forma financial statements has been prepared for illustrative purposes only and, therefore, does not necessarily represent the actual financial position or results for the year up to and including December 31, 2005 and the six months up to and including June 30, 2006 of Petroplus Holdings AG.

Responsibilities

It is the responsibility of the Board of Directors to prepare the pro forma combined financial statements in accordance with the Directive of the Swiss Exchange on the 'disclosures of supplemental financial figures in the listing prospectus'. Our responsibility is to form an opinion as to the proper compilation, for the purpose stated in the preceding paragraph, of this pro forma financial information based on our work.

Basis of opinion

We conducted our work in accordance with International Standard on Assurance Engagements 3000 and, accordingly, including such procedures as we considered necessary in the circumstances. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma combined financial information has been properly compiled on the basis stated. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the management of Petroplus Holdings AG. We believe that our work provides a reasonable basis for our conclusion.

Opinion

In our opinion, the pro forma combined financial statements has been properly prepared on the basis stated which is consistent with the accounting policies of the company. This conclusion has been formed on the basis of, and is subject to, the inherent limitations outlined elsewhere in this independent assurance report.

Rotterdam, November 10, 2006

for Ernst & Young Accountants

G.A.M. Aarnink

■ Ernst & Young Accountants is a partnership of private limited liability companies ('professional corporations'), established in Rotterdam.
Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Petroplus Holdings AG

Unaudited Pro Forma Combined Income Statement

For the Six Months Ended June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$3,171.9	$1,307.2	$ —	$ —	$ —	$ —	$4,479.1
Material costs	2,974.2	1,198.8	—	—	—	—	4,173.0
Personnel expenses	50.1	22.6	—	0.4	—	2.0	75.1
Operating expenses	35.4	12.3	—	—	—	—	47.7
Depreciation and amortisation	19.6	7.5	5.5	5.0	—	—	37.6
Other administrative expenses	18.8	6.1	—	0.5	—	1.0	26.4
Operating income/(loss)	73.8	59.9	(5.5)	(5.9)	—	(3.0)	119.3
Financial income	13.9	0.5	—	6.1	(7.9)	—	12.6
Financial expense	1.8	(4.8)	—	(14.0)	7.9	27.8	18.7
Foreign currency exchange (losses)/gains	(0.9)	1.9	—	—	—	—	1.0
Share of losses from equity investments	(0.2)	—	—	—	—	—	(0.2)
Net (loss)/income before income taxes	88.4	57.5	(5.5)	(13.8)	—	24.8	151.4
Income tax benefit/ (expense)	(18.2)	(6.7)	1.7	1.4	—	(2.5)	(24.3)
Net income/(loss)	$ 70.2	$ 50.8	$(3.8)	$(12.4)	$ —	$22.3	$ 127.1

Petroplus Holdings AG

Unaudited Pro Forma Combined Income Statement

For the Year Ended December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Revenue	$5,552.3	$2,267.4	$ —	$ —	$ —	$ —	$7,819.7
Material costs	5,375.5	2,039.8	—	—	—	—	7,415.3
Personnel expenses	77.6	28.9	—	—	—	4.0	110.5
Operating expenses	68.6	32.5	—	—	—	—	101.1
Depreciation and amortisation	40.7	14.2	13.2	9.4	—	—	77.5
Other administrative expenses	35.7	5.1	—	—	—	19.0	59.8
Operating income/(loss)	(45.8)	146.9	(13.2)	(9.4)	—	(23.0)	55.5
Financial income	16.3	0.9	—	11.6	(6.1)	—	22.7
Financial expense	(80.0)	(3.2)	—	(10.3)	6.1	55.6	(31.8)
Foreign currency exchange losses	(3.1)	(5.7)	—	—	—	—	(8.8)
Share of losses from equity investments	—	—	—	—	—	—	—
Net (loss)/income before income taxes	(112.6)	138.9	(13.2)	(8.1)	—	32.6	37.6
Income tax benefit/(expense)	6.4	4.7	4.0	0.8	—	(3.3)	12.6
Net income/(loss)	$ (106.2)	$ 143.6	$ (9.2)	$ (7.3)	$ —	$ 29.3	$ 50.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2006
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 20.2	$—	$—	$(20.2)	$ —	$ —	$ —
Property, plant and equipment, net	959.5	—	—	269.0	—	—	1,228.5
Investment in consolidated subsidiary	—	—	—	90.2	(90.2)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.9	—	—	—	—	—	1.9
Deferred tax asset	7.6	—	—	—	—	—	7.6
Other non-current assets	324.9	—	—	11.5	(320.6)	—	15.8
Total non-current assets	1,314.5	—	—	350.5	(410.8)	—	1,254.2
Current assets							
Inventory	824.9	—	—	—	—	—	824.9
Trade debtors	401.7	—	—	—	—	—	401.7
Other receivables and prepayments	262.8	—	—	167.2	—	—	430.0
Derivative financial instruments	226.2	—	—	—	—	—	226.2
Income and non-income taxes	3.8	—	—	—	—	—	3.8
Securities	—	—	—	—	—	—	—
Cash at bank and in hand	101.3	—	—	251.1	—	—	352.4
Total current assets	1,820.7	—	—	418.3	—	—	2,239.0
Total Assets	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 709.8	$—	$—	$ —	$ —	$(687.9)	$ 21.9
Note payable to Petroplus International B.V	—	—	—	320.6	(320.6)	—	—
Employee Benefits	34.1	—	—	—	—	—	34.1
Deferred tax liability	121.4	—	—	62.8	—	—	184.2
Investments grants	5.3	—	—	—	—	—	5.3
Provisions for liabilities and charges	24.0	—	—	—	—	—	24.0
Total non-current liabilities	894.6	—	—	383.4	(320.6)	(687.9)	269.5
Current liabilities							
Short-term borrowings	637.2	—	—	—	—	(167.3)	469.9
Trade creditors	502.4	—	—	—	—	—	502.4
Taxes other than company income taxes	194.0	—	—	0.1	—	—	194.1
Company income tax	8.1	—	—	—	—	—	8.1
Derivative financial instruments	399.5	—	—	—	—	—	399.5
Other payables and accrued expense	159.8	—	—	0.3	—	—	160.1
Total current liabilities	1,901.0	—	—	0.4	—	(167.3)	1,734.1
Total liabilities	2,795.6	—	—	383.8	(320.6)	(855.2)	2,003 6
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	339.2	—	—	385.0	(90.2)	855.2	1,489.2
Total equity	339.6	—	—	385.0	(90.2)	855.2	1,489.6
Total liabilities and shareholders' equity	$3,135.2	$—	$—	$768.8	$(410.8)	$ —	$3,493.2

Petroplus Holdings AG

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2005
(In millions of USD)

	Petroplus Core Entities (a)	EPH (b)	EPH Acquisition Adjustments (c)	Holding Companies & Restructuring (d)	Eliminations (e)	IPO Adjustments (f)	Pro forma
Assets							
Intangible assets	$ 11.6	$ 8.2	$ —	$ (6.0)	$ —	$ —	$ 13.8
Property, plant and equipment, net	426.0	165.0	356.4	258.0	—	—	1,205.4
Investment in consolidated subsidiary	—	—	—	79.6	(79.6)	—	—
Investments in associates	0.4	—	—	—	—	—	0.4
Financial assets available for sale	1.8	—	—	—	—	—	1.8
Deferred tax asset	7.8	5.2	—	—	—	—	13.0
Other non-current assets	251.2	—	—	13.3	(251.2)	—	13.3
Total non-current assets	698.8	178.4	356.4	344.9	(330.8)	—	1,247.7
Current assets							
Inventory	481.7	294.3	—	—	—	—	776.0
Trade debtors	438.6	156.4	—	—	—	—	595.0
Other receivables and prepayments	219.2	—	—	157.8	—	—	377.0
Derivative financial instruments	285.4	5.3	—	—	—	—	290.7
Income and non-income taxes	2.8	—	—	—	—	—	2.8
Securities	—	0.2	—	—	—	—	0.2
Cash and short-term deposits	62.7	82.0	(211.2)	241.9	—	—	175.4
Total current assets	1,490.4	538.2	(211.2)	399.7	—	—	2,217.1
Total Assets	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8
Liabilities and Shareholders' Equity							
Interest bearing loans and borrowings	$ 364.3	$ 23.6	$ 300.0	$ —	$ —	$(687.9)	$ —
Note payable to Petroplus International B.V	—	—	—	251.2	(251.2)	—	—
Employee benefits liability	22.5	10.2	—	—	—	—	32.7
Deferred tax liability	11.5	0.4	106.9	59.2	—	—	178.0
Investments grants	—	4.7	—	—	—	—	4.7
Provisions for liabilities and charges	2.3	22.0	—	—	—	—	24.3
Total non-current liabilities	400.6	60.9	406.9	310.4	(251.2)	(687.9)	239.7
Current liabilities							
Short-term borrowings	151.5	186.3	—	—	—	(167.3)	170.5
Trade creditors	651.4	200.5	—	—	—	—	851.9
Taxes other than company income taxes	222.9	—	—	—	—	—	222.9
Company income tax	5.4	6.1	—	—	—	—	11.5
Derivative financial instruments	485.2	1.1	—	—	—	—	486.3
Other payables and accrued expense	131.0	—	—	0.3	—	—	131.3
Total current liabilities	1,647.4	394.0	—	0.3	—	(167.3)	1,874.4
Total liabilities	2,048.0	454.9	406.9	310.7	(251.2)	(855.2)	2,114.1
Minority interest	0.4	—	—	—	—	—	0.4
Equity attributable to shareholders of the parent	140.8	261.7	(261.7)	433.9	(79.6)	855.2	1,350.3
Total equity	141.2	261.7	(261.7)	433.9	(79.6)	855.2	1,350.7
Total liabilities and shareholders' equity	$2,189.2	$716.6	$ 145.2	$744.6	$(330.8)	$ —	$3,464.8

Notes to the Unaudited Pro Forma Combined Financial Statements

Purpose and basis of preparation

The unaudited pro forma combined financial statements consist of the unaudited pro forma combined income statements and unaudited pro forma combined balance sheets for the year ended December 31, 2005 and for the six months ended June 30, 2006. The pro forma combined financial statements were derived from audited combined financial information of Petroplus (Core Entities) and audited financial statements of EPH for the year ended December 31, 2005 and from unaudited interim condensed combined financial information of Petroplus (Core Entities) and unaudited interim condensed consolidated financial statements of EPH for the six months ended June 30, 2006 included elsewhere in this offering circular. The unaudited pro forma combined financial statements of Petroplus have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments held for trading which have been measured at fair value. The unaudited pro forma combined financial statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the exception of the application of International Accounting Standards ("IAS") 27, *Consolidated and Separate Financial Statements,* which requires the consolidation of all subsidiaries under the control of the reporting entity. Further discussion is included in the historical combined financial information for 2005 of the Company, see Note 1.

All amounts included in the unaudited pro forma combined financial statements and notes are presented in USD (also noted as $) and rounded to the nearest USD in millions or 1,000,000's except where otherwise indicated.

The accounting policies used in the unaudited pro forma combined financial statements reflect the accounting policies described in the respective historical combined financial information for 2005 for Petroplus (core entities). The unaudited pro forma combined financial statements are in accordance with the SWX Directive on Disclosure of Supplemental Financial Figures in the Listing Prospectus.

The purpose of these unaudited pro forma combined financial statements is to show the balance sheet and the income statement as if the EPH acquisition, the IPO offering and other related items had taken place as of January 1, 2005.

The unaudited pro forma combined statements have been presented with the following columns:

(a) presents Petroplus (core entities); see also the respective historical combined financial information for 2005 for the Company,

(b) presents the EPH historical operations of the Company,

(c) presents the purchase accounting adjustments for the acquisition of EPH as if this had occurred on January 1, 2005,

(d) presents the effect of the consolidation of the holding companies of Petroplus (core); i.e. RIVR Acquisition B.V and Petroplus Holdings AG as if these had been in place on January 1, 2005. Also included are the effects of the restructuring that took place in August 2006 as if these restructurings had taken place as of January 1, 2005,

(e) eliminates intercompany transactions and investments in consolidated subsidiaries,

(f) presents the effects of the IPO of the Company's shares and its SWX listing as if this had occurred on January 1, 2005 as well as other related impacts.

Detailed description of specific pro forma adjustments

Petroplus Core Entities (column "a")

The financial information for Petroplus Core Entities only includes the results, assets and liabilities of Petroplus International B.V. and its core subsidiaries that will be part of the new Petroplus Holdings AG.

The non-core activities and their equity, which have been or will be disposed of in 2004 through 2006, are not reflected in the pro forma combined financial statements until such time that the sale has occurred, this means that the pro forma adjustments for non core activities relate only to sales which occurred in 2006 (or post June 30, 2006 for the half year statements), as the proceeds of the non-core activities disposed of through December 31, 2005 (or June 30, 2006), are already included in the

combined financial information of Petroplus International B.V. for 2005 or June 30, 2006. These sale proceeds from disposal are treated as shareholder's contribution to equity. The reason for this treatment is that the Company will retain the proceeds out of these disposals without impacting the performance of its core business in terms of income statement and balance sheet in 2004 and 2005.

For further information refer to the Combined Financial Information for Petroplus International B.V. for December 31, 2005 and June 30, 2006.

EPH Acquisition (column "b")

For the purposes of the pro forma adjustments for the six months ended June 30, 2006 only five months of EPH results are included in this column as Petroplus Core Entities for the six months ended June 30, 2006 includes one month of results for EPH as it was acquired on May 31, 2006.

For further information refer to the Consolidated Financial Statements for EPH for December 31, 2005 and June 30, 2006.

EPH Acquisition Adjustments (column "c")

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH") an oil refining and distribution limited liability company incorporated in the Netherlands. The purchase price was $506.8 million, plus acquisition fees, the purchase price was paid with $211.2 million of cash on hand and $300.0 million of debt. Petroplus has performed a preliminary purchase price allocation as of May 31, 2006 and has resulted in an increase of $356.4 million in the value of property, plant and equipment and an increase of $106.9 million in defined tax liability has been recorded. At this time no intangible assets or goodwill have been identified, once the valuation has been finalized we will adjust the purchase price allocation at that time if necessary. For the purposes of the pro forma adjustments the preliminary purchase price allocation as of May 31, 2006 has been assumed to have occurred on January 1, 2005.

At this stage, we have not identified any intangible assets nor conditional liabilities to capitalize and we do not expect to identify any such assets or liabilities.

Holding Companies & Restructuring (column "d")

This represents the adjustments to show the transactions which have occurred within the holding companies as well as the effects of the restructuring of the holding companies themselves.

In August 2006, as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). Following this transaction, after which RIVR's activities contain only core refining and marketing activities, RIVR merged with Argus Atlantic Energy Ltd. ("Argus") in a share-based transaction. The merged company was incorporated in Switzerland under the name of Petroplus Holdings AG. Through these transactions, Petroplus Holdings AG became the ultimate shareholder of Petroplus's core refining and marketing activities. The holding companies are the direct and indirect parent companies of both Petroplus and EPH. This column reflects the following transactions, adjusted as if they had occurred on January 1, 2005;

(1) March 2005: RIVR Acquisition B.V. purchases Petroplus Core Entities for approximately $78 million, plus acquisition fees. The purchase of Petroplus results in an increase in the property, plant and equipment of $268 million, related depreciation expense of approximately $10 million and an increase in deferred tax liabilities of $59.2 million related to the increase in value of the property, plant and equipment. As a result of the acquisition there was approximately $6.5 million of negative goodwill which was recognized in the income statement in the line item depreciation and amortization.

(2) August 2006: Argus exchanges shares in its company for shares in RIVR Acquisition BV, resulting in a reverse acquisition in which Argus will be the ultimate parent, RIVR Acquisition is deemed to be the purchaser in the exchange, for accounting purposes. The fair value of Argus is approximately $31.4 million (primarily all cash), no goodwill was recorded in connection with this acquisition. For the purposes of the pro forma adjustments the migration date (August 22, 2006) balance sheet of Argus is assumed to be the balance sheet at December 31, 2005. The income statement activity prior to the migration date of Argus has not been included in the pro forma income statement for the year ended December 31, 2005, only interest income earned on the cash has been reflected in the income statement.

(3) August 2006: RIVR Acquisition B.V. sells its interest in 4Gas to RIVR Holding B.V (a related party but outside of the Petroplus Group) for $207 million note receivable and the assumption of $59 million of debt. The note receivable is payable upon the secondary offering that will occur in connection with the IPO and has therefore been treated as cash received on January 1, 2005 and the $59 million of debt has been taken off of the books as of January 1, 2005.

(4) August 2006; as part of an organizational restructuring, various non-core entities were sold by Petroplus to a related party outside RIVR Acquisition B.V. ("RIVR") and outside of the Petroplus Group (defined as Petroplus International B.V. and its subsidiaries). The Company received a $157 million note receivable in exchange for the divestitures of the non-core companies. The note receivable accrues interest annually and will be repaid as those companies are sold by RIVR Divestment B.V. to other third parties. As the note receivable will be paid down in installments as the remaining companies are sold to other third parties the Company assumed that no installment would have been made in 2005. As such interest income on the note receivable has been accrued for the entire year at 4%.

As the financials are presented as pro forma combined financial statements and exclude the results of operations of the non-core companies, the proceeds from items 3 and 4 above are treated as a shareholders' contribution to equity as of January 1, 2005 and are not included in the pro-forma combined income statement other than interest earned on the note receivables.

The amortization expense increases due to the emissions credits recorded in connection with the acquisition of Petroplus International B.V. by RIVR Acquisition B.V. These credits were recorded as an intangible asset with a live of 1 year. The total amount recorded in the purchase acquisition was $5.6 million which represents the remaining credits to be utilized in 2005.

Eliminations (column "e")

Represents the eliminations necessary to eliminate the investments in consolidated subsidiary and any intercompany transactions.

IPO Adjustments (column "f")

The Company's expects to receive gross proceeds of $886.2 million from the equity offering (excluding any over-allotment option) through an issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is $31 million, which represents the underwriting fees and stamp duty fees. In connection with the IPO certain existing shareholders will be selling a portion of their shares in a secondary offering. The IPO related fees are allocated between the primary and secondary offerings based on the gross proceeds amount of each. Of the $31 million fees, an estimated $14 million of fees that are netted in stockholders' equity, the remaining estimated fees of $17 million are expensed immediately (included in other administrative costs in 2005) and are a reduction to retained earnings. The assumed net proceeds from the equity offering are used to pay down the existing senior term debt facilities.

Additional costs are expected within the new structure and the Company post IPO. Such costs would include the additional Company personnel expenses and other related operational costs. For the purposes of the pro forma accounts the Company assumed approximately an additional 20 people would be added primarily at the headquarters operation with a few additional personnel at the various refineries. This additional headcount results in an estimated $6 million for total costs related to personnel. The increase is seen as $4 million to personnel and $2 million to other administrative costs.

Interest expense decreases from pay down of senior term debt using the IPO proceeds. As the majority of the senior term debt is floating interest debt the Company assumed an interest rate of 6.5% and calculated the savings of paying off $855.2 million in debt for the entire year of 2005.

Index to the Pro Forma Balance Sheet

Petroplus Holdings AG Statutory Pro Forma Balance Sheet as of offering date

Independent Assurance Report F-184
Pro Forma Statutory Balance Sheet as of offering date F-185
Notes to the Pro Forma Balance Sheet F-186

ERNST & YOUNG

• Ernst & Young Ltd
Assurance & Advisory
Business Services
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

• Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the Board of
Petroplus Holdings AG, Zug

Zurich, November 10, 2006

Auditors' Assurance Report on the Statutory unaudited pro forma balance sheet as of the offering date

We report on the statutory unaudited pro forma balance sheet for Petroplus Holdings AG as of the offering date, (hereafter referred to as the 'pro forma balance sheet') as set out on pages F-185 to F-186 in this Offering Circular of Petroplus Holdings AG, Zug, Switzerland. The pro forma balance sheet has been prepared in accordance with the basis of preparation set out on page F-186 in this Offering Circular. This pro forma balance sheet has been prepared for illustrative purposes only to provide information about how certain adjustments could have affected the balance sheet prepared at the time of the registration of the company on August 22, 2006. Such pro forma adjustments are based upon the Board of Director's assumptions as described in the notes to the pro forma balance sheet. Because of its nature, the pro forma balance sheet addresses a hypothetical situation and, therefore, does not necessarily represent the actual financial position at the offering date of Petroplus Holdings AG.

It is the responsibility of the Board of Directors to prepare the pro forma balance sheet in accordance with the Directive of the SWX Swiss Exchange on the 'disclosures of supplemental financial figures in the listing prospectus'. Our responsibility is to form an opinion as to the proper compilation, for the purpose stated in the preceding paragraph, of this pro forma balance sheet based on our work. We are not responsible for expressing any other conclusion on the pro forma balance sheet or on any of its constituent elements.

We conducted our work in accordance with International Standard on Assurance Engagements 3000 and, accordingly, including such procedures as we considered necessary the circumstances. We planned and performed our work so as to obtain all the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma balance sheet has been properly compiled on the basis stated.

We believe that our work provides a reasonable basis for our conclusion.

In our opinion, the pro forma balance sheet has been properly compiled on the basis stated. This conclusion has been formed on the basis of, and is subject to, the inherent limitations outlined elsewhere in this independent assurance report.

Ernst & Young Ltd

Eric Ohlund Certified Public Accountant (in charge of the audit)	Anja Muheim Swiss Certified Accountant

Enclosure: Statutory Unaudited Pro forma Balance Sheet as of offering date and notes

• Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St. Gallen, Zug, Zurich.
Member of the Swiss Institute of Certified Accountants and Tax Consultants

Petroplus Holdings AG

Statutory Pro Forma Balance Sheet

As of Offering date
(in millions of CHF)

	Petroplus Holdings AG as of migration date	Estimated IPO Proceeds	Pro forma as of Offering date
ASSETS			
Cash	38.9	1,067.0	1,105.9
Other current assets	0.4	—	0.4
Due from Argus International	5.6	—	5.6
Investments	710.9	—	710.9
TOTAL ASSETS	**755.8**	**1,067.0**	**1,822.8**
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	377.9	553.5	931.4
Paid-in capital	377.9	513.5	891.4
Retained earnings	—	—	—
Total shareholders' equity	755.8	1,067.0	1,822.8
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**755.8**	**1,067.0**	**1,822.8**

Notes to the Statutory Pro Forma Balance Sheet for Petroplus Holdings AG

The statutory pro forma balance sheet for Petroplus Holdings AG is as of the expected initial public offering ("IPO") date of the Company. The accounts were prepared based on the Swiss Code of Obligations, to the extent possible given the pro forma nature of the balance sheet. They are based on the migrated Petroplus Holdings AG and include the expected proceeds of the IPO. No other costs are assumed incurred in connection with the IPO as Petroplus Holdings AG is a holding company and does not have any operations or have any employees. Such costs are included in Petroplus International B.V., which is a subsidiary of Petroplus Holdings AG, or in other group companies.

Detailed description of specific pro forma adjustments

Petroplus Holdings AG as of migration date

Represents the holding company and is prepared on the basis of the Swiss Code of Obligations. The balance sheet herein reflects the balance sheet of the Company on August 22, 2006, the date of migration of the Company from Bermuda to Switzerland. For further details regarding this migration, refer to the Offering Circular.

Estimated IPO Proceeds

The Company's expects to receive gross proceeds of CHF 1,107 million from the equity offering (excluding any over-allotment option) through the issuance of 18 million in common shares assuming the mid-range price of CHF 61.50 per share. Total expenses estimated to be incurred with the equity offerings is CHF 40 million, which represents underwriting fees and stamp duty fees. These fees were netted against paid in capital. The assumed net proceeds of CHF 1,067 million from the equity offering will be used to pay down the existing senior term debt facilities of the Petroplus Group.

The exchange rates used for converting the balance sheet from USD into CHF was 1.2491 as of November 9, 2006.

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REGISTERED OFFICE OF PETROPLUS HOLDINGS AG

Petroplus Holdings AG
Industriestrasse 24
6304 Zug
Switzerland

LEGAL ADVISORS TO PETROPLUS HOLDINGS AG

As to United States Law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom

As to Swiss Law

Bär & Karrer
Brandschenkestrasse 90
8027 Zurich
Switzerland

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

As to Swiss Law

Homburger
Weinbergstrasse 56/58
8006 Zurich
Switzerland

INDEPENDENT AUDITORS

Ernst & Young Accountants
Boompjes 258
3011 XZ Rotterdam
The Netherlands

Ernst & Young Ltd
Brandschenkestrasse 100
8022 Zurich
Switzerland

Document 6

Revised Articles of Association

April 24, 2007

Statuten

der

Petroplus Holdings AG

mit Sitz in Zug

Articles of Association

of

Petroplus Holdings AG

domiciled in Zug

I. Firma, Sitz, Zweck und Dauer der Gesellschaft

I. Company Name, Registered Office, Purpose and Duration of the Company

Art. 1
Firma und Sitz

Unter der Firma

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

besteht eine Aktiengesellschaft gemäss den Bestimmungen des Schweizerischen Obligationenrechts (OR) mit Sitz in Zug.

Art. 1
Company Name and Registered Office

Under the company name of

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

a corporation exists according to the provisions of the Swiss Code of Obligations (CO) having its registered office in Zug.

Art. 2
Zweck

Zweck der Gesellschaft ist der direkte oder indirekte Erwerb, die Verwaltung und Veräusserung von Beteiligungen an in- und mehrheitlich ausländischen Unternehmen, insbesondere aus der Energieindustrie, der Erwerb, die Verwaltung und die Veräusserung von Wertschriften und ähnlichen Vermögenswerten sowie die Abwicklung von Finanzierungs- und Treuhandgeschäften und die Finanzierung solcher Geschäfte.

Die Gesellschaft kann im In- und Ausland Zweigniederlassungen errichten, Vertretungen übernehmen sowie alle Geschäfte eingehen und Verträge abschliessen, die geeignet sein können, den Zweck der Gesellschaft zu fördern, oder die direkt oder indirekt damit im Zusammenhang stehen. Sie kann auch

Art. 2
Purpose

The purpose of the Company is the direct or indirect acquisition, management and sale of participations in domestic and primarily foreign companies, particularly in the energy industry, the acquisition, management and sale of securities and other similar assets as well as the execution and financing of financial and fiduciary business.

The Company is empowered to open and maintain domestic and foreign branch offices, to take over agencies as well as to engage in any business and to enter into any agreements, which are appropriate to promote the purpose of the Company or that are directly or indirectly within the scope of its

Finanzierungen für eigene oder fremde Rechnung vornehmen, insbesondere die Finanzierung von Beteiligungsgesellschaften, sowie Garantien und Bürgschaften für verbundene Unternehmen und Dritte eingehen.

business. It may also undertake financing for its own account or for the account of third parties, in particular the financing of holding companies as well as issuing guarantees and entering into suretyships for associated companies and third parties.

Art. 3

Dauer

Die Dauer der Gesellschaft ist unbeschränkt.

Art. 3

Duration

The duration of the Company is unlimited.

II. Aktienkapital

II. Share Capital

Art. 4

Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 630'083'988.- (Schweizer Franken sechshundertdreissig Millionen dreiundachzigtausend neunhundertachtundachtzig). Es ist eingeteilt in 68'636'600 Namenaktien à nominal CHF 9.18 Nennwert. Das Aktienkapital ist vollständig liberiert.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Art. 4

Share Capital

The Company's share capital is CHF 630,083,988.- (Swiss francs sixhundredthirty million eightythreethousand ninehundredandeigthyeight). It is divided into 68,636,600 registered shares of CHF 9.18 par value each. The share capital is fully paid-up.

The shareholders' meeting may at any time resolve to convert registered shares into bearer shares and bearer shares into registered shares.

Art. 4a

Beabsichtigte Sachübernahme

Die Gesellschaft beabsichtig nach der Kapitalerhöhung vom 24. April 2007 das Aktienkapital ihrer Tochtergesellschaft Argus International Limited, Hamilton, Bermuda, um maximal USD 500'000'000.- zu erhöhen und sämtliche anlässlich dieser Kapitalerhöhung geschaffenen Aktien der Argus International Limited für einen Ausgabebetrag von maximal USD 500'000'000.- zu zeichnen und zu erwerben.

Art. 4a

Intended Acquisition of assets

After the share capital increase of 24 April 2007 the company intends to increase the share capital of its Bermuda subsidiary Argus International Limited, Hamilton, Bermuda, by a maximal amount of USD 500,000,000.- and to subscribe for and acquire all the shares in Argus International Limited to be issued in this capital increase for a maximal amount of USD 500,000,000.-.

Art. 5

Genehmigtes Kapital

Der Verwaltungsrat ist ermächtigt, das Aktienkapital der Gesellschaft jederzeit

Art. 5

Authorized Capital

The board of directors is authorized to increase the share capital, at any time

bis zum 29. November 2008 um maximal CHF 90'590'994.- durch Ausgabe von höchstens 9'868'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 zu erhöhen. Erhöhungen auf dem Wege der Festübernahme sowie Erhöhungen in Teilbeträgen sind gestattet.

Der Verwaltungsrat setzt den jeweiligen Zeitpunkt der Ausgabe, den Ausgabepreis, die Art der zu leistenden Einlagen, den Zeitpunkt der Dividendenberechtigung sowie die Zuteilung nicht ausgeübter Bezugsrechte fest. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, sind zu Marktbedingungen zu veräussern.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre aufzuheben oder zu beschränken, wenn die neuen Aktien (i) für die Übernahme von Unternehmen durch Aktientausch oder (ii) zur Gewährung einer Mehrzuteilungsoption (Greenshoe) an federführende Banken im Rahmen einer Aktienplatzierung zu Marktwerten in der Höhe von maximal 20% der neuen Aktien verwendet werden.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

Der in Absatz 1 genannte Maximalbetrag reduziert sich jeweils in dem Umfang, in dem der Verwaltungsrat von dem in Art. 6a statuierten Recht zur Kapitalerhöhung aus bedingtem Kapital Gebrauch macht.

Art. 6

Bedingtes Kapital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 45'046'260.- durch Ausgabe von höchstens 4'907'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht durch Ausübung von Optionsrechten, welche Beratern, den Mitarbeitern und den Mitgliedern des Verwaltungsrates der Gesellschaft und

until 29 November 2008, by a maximum amount of CHF 90,590,994.- by issuing a maximum of 9,868,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board is entitled to issue these shares by means of a firm underwriting or in partial amounts.

The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares have to be paid-up, the date from which they carry the right to dividends and the allocation of unexercised pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent rights are not exercised.

The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares, or (ii) for granting an over-allotment option (Greenshoe) of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price.

The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

The maximum amount of shares to be issued mentioned in the first paragraph will be reduced by the amount used by the board of directors under the rights provided in Art. 6a regarding share capital increases out of conditional capital.

Art. 6

Conditional Capital

The Company's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260.- through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights which are granted to the consultants, employees and the directors of the Company and its subsidiaries as

ihrer Tochtergesellschaften sowie Aktionären eingeräumt werden.

well as to shareholders.

Die Ausgabe von Aktien oder Optionsrechten erfolgt gemäss einem oder mehreren Verwaltungsratsbeschlüssen. Der Verwaltungsrat bestimmt den Ausgabepreis sowie den Ausübungspreis bei Optionsrechten, welche auch unter dem Marktpreis liegen können. Im übrigen sind die Ausgabe- und Optionsbedingungen durch den Verwaltungsrat festzulegen und können nachträglich angepasst werden.

The issuance of shares or option rights shall be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

Das Bezugsrecht der übrigen Aktionäre der Gesellschaft bleibt ausgeschlossen.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

Art. 6a
Bedingtes Kapital

Art. 6a
Conditional Capital

Das Aktienkapital kann im Maximalbetrag von CHF 90'590'994.- durch Ausgabe von höchstens 9'868'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht werden. Diese Namenaktien werden ausgegeben bei Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit Wandelobligationen und/oder Obligationen mit Optionsrechten oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften in einer oder mehreren Tranchen gewährt werden. Zum Bezug von neuen Aktien sind die Inhaber von Wandel- oder Optionsrechten berechtigt.

The share capital may be increased by a maximum amount of CHF 90,590,994.- by issuing up to 9,868,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of the Company or one of its subsidiaries in one or more issues. Entitled to new shares are the holders of conversion or option rights.

Der Verwaltungsrat bestimmt die Ausgabebedingungen für die Wandel- und/oder Optionsrechte, inklusive Ausübungsperiode und Ausübungspreise. Die Bezugsrechte der Aktionäre sind ausgeschlossen.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

Im Zusammenhang mit der Ausgabe von Wandelobligationen oder Obligationen mit Optionsrechten oder anderen

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board

ähnlichen Finanzierungsformen ist der Verwaltungsrat berechtigt, das Vorwegzeichnungsrecht von bestehenden Aktionären einzuschränken oder auszuschliessen und Dritten zuzuordnen, für (i) die Finanzierung oder Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft, oder (ii) um Options- oder Wandelobligationen auf dem nationalen oder internationalen Kapitalmarkt auszugeben.

of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (i) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of the Company, or (ii) to issue warrants or convertible bonds on the national or international capital market.

Der Bezug von Namenaktien durch die Ausübung von Wandlungs- und/oder Optionsrechten und jede weitere Übertragung der Aktien unterliegt den Übertragungsbeschränkungen gemäss Art. 8 der Statuten.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of Art. 8 of the Articles of Association.

Der in Absatz 1 genannte Maximalbetrag reduziert sich jeweils in dem Umfang, in dem der Verwaltungsrat von dem in Art. 5 statuierten Recht zur Kapitalerhöhung aus genehmigtem Kapital Gebrauch macht.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in Art. 5 regarding share capital increases out of authorized capital.

III. Aktienbuch, Eintragungsbeschränkungen, Nominees und Wirkungen des Eintrags

III. Share Register, Restrictions of Registration, Nominees and Effects of the Registration

Art. 7
Aktienbuch, Eintragungsbeschränkungen und Nominees

Die Gesellschaft führt ein Aktienbuch, worin die Eigentümer und Nutzniesser mit ihren Namen und Vornamen, Wohnsitz, Adresse und Staatsangehörigkeit (bei juristischen Personen Firma und Firmensitz) eingetragen werden.

Erwerber von Namenaktien werden auf Antrag hin im Aktienbuch als Aktionäre mit Stimmrecht eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und auf eigene Rechnung erworben zu haben.

Art. 7
Share Register, Restrictions of Registration and Nominees

The Company shall maintain a share register in which the full name, address and nationality (in case of legal entities, the registered office) of the holders and usufructuaries of registered shares are recorded.

Upon application with the Company, acquirers of registered shares will be recorded in the share register as shareholders with the right to vote, provided they explicitly declare to have acquired these registered shares in their own name and for their own account.

Der Verwaltungsrat kann Nominees bis maximal 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen. Nominees sind Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten. Der Verwaltungsrat kann Nominees mit mehr als 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen, sofern der betreffende Nominee der Gesellschaft die Namen, Adressen und Aktienbestände derjenigen Personen bekannt gibt, für deren Rechnung er 0,5% oder mehr des im Handelsregister eingetragenen Namenaktienkapitals hält. Der Verwaltungsrat schliesst mit solchen Nominees Vereinbarungen, welche unter anderem die Vertretung der Aktionäre und der Stimmrechte regeln.

The board of directors may record in the share register nominees with the right to vote up to 5% of the shares which are outstanding according to the commercial register. For purposes of these Articles of Association, nominees are persons or entities who do not expressly declare in the application form to hold the shares for their own account. The board of directors may record nominees with the right to vote with more than 5% of the shares which are outstanding according to the commercial register, provided that the relevant nominee discloses to the Company the name, address and shareholding of all those persons and entities for whose account he holds 0.5% or more of the share capital according to the commercial register. The board of directors shall enter into contractual agreements with such nominees regulating, without limitation, the representation of shareholders and the voting rights.

Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs oder Nominees Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung löschen, wenn diese durch falsche Angaben zustande gekommen sind. Der Betroffene muss über die Streichung sofort informiert werden.

After having given to the registered shareholder or nominee the opportunity to be heard, the board of directors may cancel its registration as a shareholder, with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

Juristische Personen und rechtsfähige Personengesellschaften, welche untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf ähnliche Weise verbunden sind, sowie natürliche oder juristische Personen und Personengesellschaften, welche im Hinblick auf eine Umgehung der Eintragungsbeschränkungen koordiniert vorgehen, gelten im Bezug auf diese Bestimmung als eine Person.

Legal entities and associations that are linked together by capital, voting power, management or in other manner, as well as all persons, entities and partnerships that are acting in concert with regard to circumvent the percentage limit, shall be deemed as one person.

IV. Übertragungsbeschränkung

IV. Transfer Restrictions

Art. 8
Übertragungsbeschränkung

Art. 8
Transfer Restrictions

Die Übertragung der Aktien ist nach Massgabe von Art. 7 beschränkt.

The transfer of shares is restricted in accordance with Art. 7.

V. Aktien mit aufgehobenem Titeldruck

V. Cancelled printing of shares

Art. 9

Aktien mit aufgehobenem Titeldruck

Der Aktionär kann jederzeit eine Bescheinigung bezüglich der Anzahl der in seinem Namen registrierten Aktien verlangen, welche durch die Gesellschaft herausgegeben wird. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien.

Die Gesellschaft kann, andererseits, jederzeit Urkunden für Namenaktien drucken und ausliefern, und mit dem Einverständnis des Aktionärs, herausgegebene Aktienzertifikate, die bei ihr eingeliefert werden, ersatzlos annullieren. Zertifikate über mehrere Aktien können jederzeit gegen Zertifikate mit kleinerer Stückelung oder gegen individuelle Aktien ausgetauscht werden.

Nichtverurkundete Namenaktien, einschliesslich daraus resultierende Rechte können nur durch Zession übertragen werden. Eine solche Zession bedarf zu ihrer Gültigkeit der Anzeige an die Gesellschaft. Werden nichtverurkundete Namenaktien im Auftrag des Aktionärs von einer Bank verwaltet, so können diese Aktien nur unter Mitwirkung der Bank übertragen werden.

Nichtverurkundete Namenaktien können nur zugunsten der Bank, bei welcher der Aktionär diese buchmässig führen lässt, durch schriftlichen Pfandvertrag verpfändet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich.

Art. 9

Cancelled printing of shares

The shareholder may at any time request a confirmation of the number of his registered shares, which is to be issued by the Company. The shareholder is not entitled, however, to request the printing and delivery of certificates for registered shares.

The Company may, on the other hand, at any time print and deliver certificates for registered shares, and may with the consent of the shareholder, cancel issued certificates that are delivered to it, without replacement. Certificates of several shares may at any time be exchanged into certificates with smaller sections or single shares.

Registered shares not evidenced by certificates and the rights resulting therefrom may be transferred only by assignment. In order to be valid, such assignment requires notification to the Company. If a shareholder instructs a bank to manage registered shares not evidenced by certificates, such shares may only be transferred with the cooperation of this bank.

Shares not evidenced by certificates can only be pledged by written agreement in favor of such bank, in which case no notification of the Company is required.

VI. Organisation der Gesellschaft

A. Generalversammlung

Art. 10
Ordentliche und ausserordentliche Generalversammlungen

Die ordentliche Generalversammlung findet jährlich statt, und zwar spätestens sechs Monate nach Schluss des Geschäftsjahres. Sie wird vom Verwaltungsrat, nötigenfalls von der Revisionsstelle, einberufen.

Ausserordentliche Generalversammlungen können vom Verwaltungsrat, den Liquidatoren, der Revisionsstelle oder einer Generalversammlung einberufen werden, so oft es die Interessen der Gesellschaft erfordern.

Ein oder mehrere Aktionäre, welche zusammen mindestens einen Zehntel des Aktienkapitals vertreten, können vom Verwaltungsrat unter Angabe des Verhandlungsgegenstandes und der Anträge schriftlich verlangen, dass eine ausserordentliche Generalversammlung einberufen wird.

Die Generalversammlungen finden am Gesellschaftssitz oder an einem anderen, vom Verwaltungsrat zu bestimmenden Ort statt.

Art. 11
Einberufung

Die Einladungen zu den Generalversammlungen erfolgen durch einmalige Publikation im Schweizerischen Handelsamtsblatt oder durch Brief an die im Aktienbuch eingetragenen Aktionäre. Zwischen dem Tag der Publikation oder dem Versand der Einladung und dem Tag der Generalversammlung müssen mindestens 20 Tage liegen. Die

VI. Organisation of the Company

A. General Meeting of the Shareholders

Art. 10
Annual and extraordinary General Meetings

An ordinary shareholders' meeting is to be held yearly within six months following the close of the business year. It is called by the board of directors or, if necessary, by the auditors.

Extraordinary shareholders' meetings may be called by the board of directors, the liquidators, the auditors or a shareholders' meeting as often as necessary to safeguard the interests of the Company.

Stating the purpose of the meeting and the agenda to be submitted, one or more shareholders representing at least a tenth part of the share capital may request the board of directors in writing to call an extraordinary shareholders' meeting.

Shareholders' meetings are held at the domicile of the Company or at such other place as the board of directors shall determine.

Art. 11
Convening

Notice of a shareholders' meeting is given by means of a single publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*) or by letter to the shareholders of record. Between the day of the publication or the mailing of the notice and the day of the meeting there must be a time period of not less than 20 days. The notice of the

Einladung zur Generalversammlung muss die verschiedenen Traktanden und Anträge enthalten.

shareholders' meeting must indicate the agenda and the motions.

Aktionäre, die Aktien im Nennwert von mindestens CHF 1'000'000.- vertreten können die Traktandierung eines Verhandlungspunktes verlangen. Das Begehren ist wenigstens 45 Tage vor der Generalversammlung schriftlich an den Verwaltungsrat zu richten und hat den Verhandlungsgegenstand und den Antrag zu nennen.

Shareholders who represent shares with a par value of at least CHF 1,000,000.- may request that a motion is placed on the agenda. The request must be communicated to the board of directors in writing, by stating the item on the agenda and the corresponding motion, at least 45 days prior to the shareholders' meeting.

Art. 12
Stimmrecht und Vertretung der Aktionäre

In der Generalversammlung berechtigt jede Aktie zu einer Stimme. Vorbehalten bleiben Art. 693 Abs. 3 sowie Art. 704 Abs. 1 OR.

Ein Aktionär kann sich mittels schriftlicher Vollmacht an der Generalversammlung durch einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen.

Art. 12
Voting Rights and Proxies

In a shareholders' meeting each share entitles its owner to one vote. Art. 693 Para. 3 and Art. 704 Para. 1 CO remain reserved.

By means of a written proxy, each shareholder may have his shares represented in a shareholders' meeting by a third person who need not himself be a shareholder.

Art. 13
Beschlüsse und Wahlen

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit nicht zwingende Bestimmungen des Gesetzes oder die Statuten etwas anderes bestimmen, ohne Rücksicht auf die Zahl der anwesenden Aktionäre und der vertretenen Aktien mit absoluter Mehrheit der vertretenen Aktienstimmen.

Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe.

Art. 13
Resolutions and Elections

Unless mandatory statutory provisions or the Articles of Association provide otherwise, the shareholders' meeting passes its resolutions and performs elections with the absolute majority of the votes represented at the meeting without regard to the number of shareholders present and shares represented in such meeting.

The chairman of the meeting decides on the voting procedure.

Art. 14
Vorsitz, Protokoll und Stimmenzähler

Die Generalversammlung wird durch den Präsidenten des Verwaltungsrates geleitet oder in seiner Abwesenheit durch einen von der Versammlung gewählten Tagespräsidenten. Der Präsident bestimmt einen Protokollführer und einen Stimmenzähler, welche nicht Aktionäre zu sein brauchen.

Art. 14
Chairman, minutes and vote counters

Shareholders' meetings are presided over by the chairman of the board of directors or, in his absence, by a chairman of the day to be elected by the shareholders' meeting. The chairman appoints a secretary and a scrutineer neither of whom need be shareholders.

Art. 15
Befugnisse

Die Generalversammlung hat folgende ausschliessliche Kompetenzen:

1. Änderung der Statuten;
2. Genehmigung des Jahresberichts und gegebenenfalls der Konzernrechnung;
3. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme unter Beachtung von Art. 671 und Art. 677 OR;
4. Déchargeerteilung an die Mitglieder des Verwaltungsrats;
5. Wahl des Verwaltungsrats;
6. Wahl der Revisionsstelle und - falls gesetzlich vorgeschrieben - der Konzernprüfer;
7. Beschlussfassung über alle anderen Gegenstände, die gemäss Gesetz oder Statuten in die ausschliessliche Kompetenz der Generalversammlung fallen oder die ihr vom Verwaltungsrat zum Entscheid vorgelegt werden.

Art. 15
Powers

The general shareholders' meeting has the following exclusive competences:

1. Amendments to the Articles of Association;
2. Approval of the annual report and, as the case may be, of the consolidated statements of accounts;
3. Approval of the annual financial statement as well as resolutions on the use of the balance sheet profits, in particular, the declaration of dividends and of profit sharing by directors subject to Art. 671 and Art. 677 CO.
4. Discharge of the members of the board of directors;
5. Election of the board of directors;
6. Election of the auditors and - if required by law - of the group auditors;
7. Resolutions on all other matters which, under the Articles of Association or according to the law, are in the exclusive competence of the shareholders' meeting or which have been submitted to the meeting for its decision by the board of directors.

B. Verwaltungsrat

B. Board of Directors

Art. 16
Anzahl Verwaltungsräte, Amtsdauer und Organisation

Der Verwaltungsrat setzt sich aus drei oder mehr Mitgliedern zusammen.

Die Amtsdauer der Verwaltungsratsmitglieder beträgt höchstens drei Jahre. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen. Die Amtsdauer wird für jedes Mitglied bei

Art. 16
Number of Board Members, Term of Office and Organization

The board of directors shall be composed of three or more members.

The term of office of the members of the board of directors shall not exceed three years. For the purpose of this article, a year shall mean the period between two ordinary shareholders' meetings. The term of office for each member shall be

der Wahl festgelegt. Die jeweiligen Amtsperioden werden so aufeinander abgestimmt, dass jedes Jahr rund ein Drittel aller Verwaltungsratsmitglieder neu bzw. wiedergewählt wird.

determined upon such member's election. The individual terms of office of the members shall be co-ordinated in such way that every year approximately one third of the members shall be subject to re-election or election.

Der Verwaltungsrat konstituiert sich selbst und wählt aus seiner Mitte einen Präsidenten.

The board of directors shall constitute itself autonomously and shall appoint its chairman.

Art. 17

Einberufung und Beschlussfassung

Der Präsident des Verwaltungsrats beruft die Sitzungen ein und leitet die Verhandlungen. Jedes Mitglied des Verwaltungsrats ist berechtigt, beim Präsidenten schriftlich die Einberufung einer Sitzung des Verwaltungsrats zu verlangen. Der Verwaltungsrat regelt im übrigen seine Beschlussfassung im Organisationsreglement.

Art. 17

Convening and Resolutions

The chairman of the board of directors calls the meetings and presides over the debates. Each member of the board of directors is entitled to request the calling of a meeting by giving written notice to the chairman. The board of directors sets out the particular rules on passing resolutions in the organisational regulations.

Art. 18

Aufgaben und Befugnisse

Der Verwaltungsrat leitet die Gesellschaft. Er beschliesst über alle Angelegenheiten der Gesellschaft, welche nicht durch Gesetz oder durch die Statuten in die Kompetenz eines anderen Organes fallen.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen.
2. Die Festlegung der Organisation.
3. Die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie gegebenenfalls der Finanzplanung.
4. Die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen.
5. Die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die

Art. 18

Duties and Powers

The board of directors governs the Company. It decides on all corporate matters not reserved by law or the Articles of Association for the shareholders' meeting or another governing body.

The board of directors has the following non-transferable and non-alienable duties:

1. The ultimate management of the Company and the issuance of the necessary directives.
2. The establishment of the organization.
3. The structuring of the accounting system and of the financial controls and, if necessary, of the financial planning.
4. The appointment and removal of the persons entrusted with the management and the representation.
5. The ultimate supervision of the persons entrusted with the management, in particular, in view of compliance

Befolgung der Gesetze, Statuten, Reglemente und Weisungen.

6. Die Erstellung des Geschäftsberichtes sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse.

7. Die Benachrichtigung des Richters im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er ist ermächtigt, die Geschäftsführung ganz oder zum Teil an einzelne Mitglieder oder an Dritte zu übertragen. Er erlässt hierfür ein Organisationsreglement.

with the law, the Articles of Association, regulations and directives.

6. The preparation of the business report as well as the preparation of the general meeting of shareholders and the implementing of its resolutions.

7. The notification of the judge in case of overindebtedness.

The board of directors may entrust the preparation and the execution of its decisions or the supervision of certain transactions to committees or to particular members. It is empowered to transfer the management of the Company in whole or in part to one or several of its members or to third persons. For this purpose, the board of directors will issue organizational regulations.

C. Revisionsstelle und Konzernprüfer

Art. 19

Amtsdauer, Befugnisse und Pflichten

Als Revisionsstelle und Konzernprüfer ist eine Revisionsgesellschaft zu bestellen.

Die Revisionsstelle und der Konzernprüfer werden von der Generalversammlung für eine Amtsdauer von einem Jahr gewählt. Rechte und Pflichten der Revisionsstelle und des Konzernprüfers bestimmen sich nach den gesetzlichen Vorschriften.

Die Generalversammlung kann für eine Amtsdauer von drei Jahren eine Spezialrevisionsstelle wählen, welche die bei Kapitalerhöhungen verlangten Prüfungsbestätigungen abgibt.

C. Statutory and Group Auditors

Art. 19

Term of Office, Authority and Duties

An auditing company is to be appointed as statutory and group auditors.

The general meeting of shareholders shall elect the Statutory and Group Auditors for a term of one year. The rights and duties of the statutory and group auditors are determined by the provisions of the law.

The general meeting of shareholders may appoint special auditors for a term of three years, who provide the attestations required for capital increases.

VII. Geschäftsjahr, Geschäftsbericht, Bekanntmachungen, Liquidation

Art. 20
Geschäftsjahr

Der Verwaltungsrat bestimmt das Geschäftsjahr.

Auf den Schluss des Geschäftsjahres ist der Geschäftsbericht, bestehend aus der Jahresrechnung, dem Jahresbericht und gegebenenfalls einer Konzernrechnung, unter Beachtung der gesetzlichen Vorschriften zu erstellen (Art. 662 ff. OR).

Art. 21
Vorlage zur Einsicht

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht vorzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird.

Art. 22
Mitteilungen und Bekanntmachungen

Mitteilungen der Gesellschaft an Aktionäre erfolgen brieflich, oder nach Ermessen des Verwaltungsrats durch eingeschriebenen Brief, Bekanntmachungen durch Publikation im Schweizerischen Handelsamtsblatt.

Art. 23
Auflösung und Liquidation

Im Falle der Auflösung der Gesellschaft wird die Liquidation durch den dann bestehenden Verwaltungsrat besorgt, sofern die Generalversammlung nichts anderes beschliesst.

Die Liquidatoren haben unbeschränkte Vollmacht, das gesamte Gesellschafts-

VII. Business Year, Business Report, Notices, Liquidation

Art. 20
Fiscal Year

The business year shall be determined by the board of directors.

At the end of each business year, the business report, consisting of the annual accounts, the annual report and as the case may be, the consolidated accounts, is to be prepared pursuant to the statutory provisions (Art. 662 *et seq.* CO).

Art. 21
Availability for Inspection

The business report and the report of the auditors must be made available for inspection by the shareholders at the registered seat of the Company at least 20 days preceding the ordinary shareholders' meeting. The Company must send a copy of these reports without delay to any shareholder upon request.

Art. 22
Notices and Publications

Notices of the Company to the shareholders are made by regular or, at the discretion of the board of directors, by registered mail, notices to third parties shall be made by publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*).

Art. 23
Dissolution and Liquidation

In case of the Company's dissolution, the liquidation will be carried out by the board of directors then in office, unless the shareholders' meeting decides otherwise.

The liquidators have unencumbered power and authority to liquidate all corpo-

vermögen zu liquidieren.

Art. 24

Massgebliche Version

Von diesen Statuten existieren eine deutsche und eine englische Version. Die deutsche Fassung ist massgeblich.

Zug, 24. April 2007

rate assets and to wind up the Company.

Art. 24

Prevailing Version

A German and an English version exist of these Articles of Association. The German version shall prevail.

Zug, 24 April 2007

PASCAL MÜLLER, ZUG
Rechtsanwalt - Urkundsperson

Beglaubigung

Hiermit wird amtlich beglaubigt, dass vorstehende Ausfertigung mit derjenigen übereinstimmt, welche der letzten auf diese Statuten bezüglichen Eintragung ins Handelregister Zug zugrunde liegt.

Zug, 24. April 2007

HANDELSREGISTERAMT
des Kantons Zug

HANDELSREGISTER
KANTON ZUG

Document 7

Revised Articles of Association

December 5, 2006

Beleg Nr. Ord. Nr. 14663

RECEIVED

2001 OCT 23 A 5:23

Statuten

der

Petroplus Holdings AG

mit Sitz in Zug

Articles of Association

of

Petroplus Holdings AG

domiciled in Zug

I. Firma, Sitz, Zweck und Dauer der Gesellschaft

I. Company Name, Registered Office, Purpose and Duration of the Company

Art. 1
Firma und Sitz

Unter der Firma

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

besteht eine Aktiengesellschaft gemäss den Bestimmungen des Schweizerischen Obligationenrechts (OR) mit Sitz in Zug.

Art. 1
Company Name and Registered Office

Under the company name of

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

a corporation exists according to the provisions of the Swiss Code of Obligations (CO) having its registered office in Zug.

Art. 2
Zweck

Zweck der Gesellschaft ist der direkte oder indirekte Erwerb, die Verwaltung und Veräusserung von Beteiligungen an in- und mehrheitlich ausländischen Unternehmen, insbesondere aus der Energieindustrie, der Erwerb, die Verwaltung und die Veräusserung von Wertschriften und ähnlichen Vermögenswerten sowie die Abwicklung von Finanzierungs- und Treuhandgeschäften und die Finanzierung solcher Geschäfte.

Die Gesellschaft kann im In- und Ausland Zweigniederlassungen errichten, Vertretungen übernehmen sowie alle Geschäfte eingehen und Verträge abschliessen, die geeignet sein können, den Zweck der Gesellschaft zu fördern, oder die direkt oder indirekt damit im Zusammenhang stehen. Sie kann auch

Art. 2
Purpose

The purpose of the Company is the direct or indirect acquisition, management and sale of participations in domestic and primarily foreign companies, particularly in the energy industry, the acquisition, management and sale of securities and other similar assets as well as the execution and financing of financial and fiduciary business.

The Company is empowered to open and maintain domestic and foreign branch offices, to take over agencies as well as to engage in any business and to enter into any agreements, which are appropriate to promote the purpose of the Company or that are directly or indirectly within the scope of its

Finanzierungen für eigene oder fremde Rechnung vornehmen, insbesondere die Finanzierung von Beteiligungsgesellschaften, sowie Garantien und Bürgschaften für verbundene Unternehmen und Dritte eingehen.

business. It may also undertake financing for its own account or for the account of third parties, in particular the financing of holding companies as well as issuing guarantees and entering into suretyships for associated companies and third parties.

Art. 3
Dauer

Die Dauer der Gesellschaft ist unbeschränkt.

Art. 3
Duration

The duration of the Company is unlimited.

II. Aktienkapital

II. Share Capital

Art. 4
Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 560'315'988.- (Schweizer Franken fünfhundertsechzig Millionen dreihundertfünfzehntausend neunhundertachtundachtzig). Es ist eingeteilt in 61'036'600 Namenaktien à nominal CHF 9.18 Nennwert. Das Aktienkapital ist vollständig liberiert.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Art. 4
Share Capital

The Company's share capital is CHF 560,315,988.- (Swiss francs fivehundredsixty million threehundredfifteenthousand ninehundredandeigthyeight). It is divided into 61,036,600 registered shares of CHF 9.18 par value each. The share capital is fully paid-up.

The shareholders' meeting may at any time resolve to convert registered shares into bearer shares and bearer shares into registered shares.

Art. 5
Genehmigtes Kapital

Der Verwaltungsrat ist ermächtigt, das Aktienkapital der Gesellschaft jederzeit bis zum 29. November 2008 um maximal CHF 160'358'994.- durch Ausgabe von höchstens 17'468'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 zu erhöhen. Erhöhungen auf dem Wege der Festübernahme sowie Erhöhungen in Teilbeträgen sind gestattet.

Der Verwaltungsrat setzt den jeweiligen Zeitpunkt der Ausgabe, den Ausgabepreis, die Art der zu leistenden Einlagen, den Zeitpunkt der Dividendenberechtigung sowie die Zuteilung nicht ausgeübter Bezugsrechte

Art. 5
Authorized Capital

The board of directors is authorized to increase the share capital, at any time until 29 November 2008, by a maximum amount of CHF 160,358,994.- by issuing a maximum of 17,468,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board is entitled to issue these shares by means of a firm underwriting or in partial amounts.

The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares have to be paid-up, the date from which they carry the right to dividends and the allocation of unexercised pre-

fest. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, sind zu Marktbedingungen zu veräussern.

emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent rights are not exercised.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre aufzuheben oder zu beschränken, wenn die neuen Aktien (i) für die Übernahme von Unternehmen durch Aktientausch oder (ii) zur Gewährung einer Mehrzuteilungsoption (Greenshoe) an federführende Banken im Rahmen einer Aktienplatzierung zu Marktwerten in der Höhe von maximal 20% der neuen Aktien verwendet werden.

The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares, or (ii) for granting an over-allotment option (Greenshoe) of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

Der in Absatz 1 genannte Maximalbetrag reduziert sich jeweils in dem Umfang, in dem der Verwaltungsrat von dem in Art. 6a statuierten Recht zur Kapitalerhöhung aus bedingtem Kapital Gebrauch macht.

The maximum amount of shares to be issued mentioned in the first paragraph will be reduced by the amount used by the board of directors under the rights provided in Art. 6a regarding share capital increases out of conditional capital.

Art. 6
Bedingtes Kapital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 45'046'260.- durch Ausgabe von höchstens 4'907'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht durch Ausübung von Optionsrechten, welche Beratern, den Mitarbeitern und den Mitgliedern des Verwaltungsrates der Gesellschaft und ihrer Tochtergesellschaften sowie Aktionären eingeräumt werden.

Die Ausgabe von Aktien oder Optionsrechten erfolgt gemäss einem oder mehreren Verwaltungsratsbeschlüssen. Der Verwaltungsrat bestimmt den Ausgabepreis sowie den Ausübungspreis bei Optionsrechten, welche auch unter dem Marktpreis liegen können. Im übrigen sind die Ausgabe- und Optionsbedingungen durch den Verwaltungsrat festzulegen und können nachträglich angepasst werden.

Art. 6
Conditional Capital

The Company's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260.- through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights which are granted to the consultants, employees and the directors of the Company and its subsidiaries as well as to shareholders.

The issuance of shares or option rights shall be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

Das Bezugsrecht der übrigen Aktionäre der Gesellschaft bleibt ausgeschlossen.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

Art. 6a
Bedingtes Kapital

Das Aktienkapital kann im Maximalbetrag von CHF 160'358'994.- durch Ausgabe von höchstens 17'468'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht werden. Diese Namenaktien werden ausgegeben bei Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit Wandelobligationen und/oder Obligationen mit Optionsrechten oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften in einer oder mehreren Tranchen gewährt werden. Zum Bezug von neuen Aktien sind die Inhaber von Wandel- oder Optionsrechten berechtigt.

Der Verwaltungsrat bestimmt die Ausgabebedingungen für die Wandel- und/oder Optionsrechte, inklusive Ausübungsperiode und Ausübungspreise. Die Bezugsrechte der Aktionäre sind ausgeschlossen.

Im Zusammenhang mit der Ausgabe von Wandelobligationen oder Obligationen mit Optionsrechten oder anderen ähnlichen Finanzierungsformen ist der Verwaltungsrat berechtigt, das Vorwegzeichnungsrecht von bestehenden Aktionären einzuschränken oder auszuschliessen und Dritten zuzuordnen, für (i) die Finanzierung oder Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft, oder (ii) um Options- oder Wandelobligationen auf dem nationalen oder internationalen Kapitalmarkt auszugeben.

Art. 6a
Conditional Capital

The share capital may be increased by a maximum amount of CHF 160,358,994.- by issuing up to 17,468,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of the Company or one of its subsidiaries in one or more issues. Entitled to new shares are the holders of conversion or option rights.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (i) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of the Company, or (ii) to issue warrants or convertible bonds on the national or international capital market.

Der Bezug von Namenaktien durch die Ausübung von Wandlungs- und/oder Optionsrechten und jede weitere Übertragung der Aktien unterliegt den Übertragungsbeschränkungen gemäss Art. 8 der Statuten.

Der in Absatz 1 genannte Maximalbetrag reduziert sich jeweils in dem Umfang, in dem der Verwaltungsrat von dem in Art. 5 statuierten Recht zur Kapitalerhöhung aus genehmigtem Kapital Gebrauch macht.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of Art. 8 of the Articles of Association.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in Art. 5 regarding share capital increases out of authorized capital.

III. Aktienbuch, Eintragungsbeschränkungen, Nominees und Wirkungen des Eintrags

III. Share Register, Restrictions of Registration, Nominees and Effects of the Registration

Art. 7

Aktienbuch, Eintragungsbeschränkungen und Nominees

Die Gesellschaft führt ein Aktienbuch, worin die Eigentümer und Nutzniesser mit ihren Namen und Vornamen, Wohnsitz, Adresse und Staatsangehörigkeit (bei juristischen Personen Firma und Firmensitz) eingetragen werden.

Erwerber von Namenaktien werden auf Antrag hin im Aktienbuch als Aktionäre mit Stimmrecht eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und auf eigene Rechnung erworben zu haben.

Der Verwaltungsrat kann Nominees bis maximal 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen. Nominees sind Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten. Der Verwaltungsrat kann Nominees mit mehr als 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen, sofern der betreffende Nominee der Gesellschaft die Namen, Adressen und Aktienbestände

Art. 7

Share Register, Restrictions of Registration and Nominees

The Company shall maintain a share register in which the full name, address and nationality (in case of legal entities, the registered office) of the holders and usufructuaries of registered shares are recorded.

Upon application with the Company, acquirers of registered shares will be recorded in the share register as shareholders with the right to vote, provided they explicitly declare to have acquired these registered shares in their own name and for their own account.

The board of directors may record in the share register nominees with the right to vote up to 5% of the shares which are outstanding according to the commercial register. For purposes of these Articles of Association, nominees are persons or entities who do not expressly declare in the application form to hold the shares for their own account. The board of directors may record nominees with the right to vote with more than 5% of the shares which are outstanding according to the commercial register, provided that the relevant nominee discloses to the

derjenigen Personen bekannt gibt, für deren Rechnung er 0,5% oder mehr des im Handelsregister eingetragenen Namenaktienkapitals hält. Der Verwaltungsrat schliesst mit solchen Nominees Vereinbarungen, welche unter anderem die Vertretung der Aktionäre und der Stimmrechte regeln.

Company the name, address and shareholding of all those persons and entities for whose account he holds 0.5% or more of the share capital according to the commercial register. The board of directors shall enter into contractual agreements with such nominees regulating, without limitation, the representation of shareholders and the voting rights.

Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs oder Nominees Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung löschen, wenn diese durch falsche Angaben zustande gekommen sind. Der Betroffene muss über die Streichung sofort informiert werden.

After having given to the registered shareholder or nominee the opportunity to be heard, the board of directors may cancel its registration as a shareholder, with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

Juristische Personen und rechtsfähige Personengesellschaften, welche untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf ähnliche Weise verbunden sind, sowie natürliche oder juristische Personen und Personengesellschaften, welche im Hinblick auf eine Umgehung der Eintragungsbeschränkungen koordiniert vorgehen, gelten im Bezug auf diese Bestimmung als eine Person.

Legal entities and associations that are linked together by capital, voting power, management or in other manner, as well as all persons, entities and partnerships that are acting in concert with regard to circumvent the percentage limit, shall be deemed as one person.

IV. Übertragungsbeschränkung

IV. Transfer Restrictions

Art. 8
Übertragungsbeschränkung

Die Übertragung der Aktien ist nach Massgabe von Art. 7 beschränkt.

Art. 8
Transfer Restrictions

The transfer of shares is restricted in accordance with Art. 7.

V. Aktien mit aufgehobenem Titeldruck

Art. 9
Aktien mit aufgehobenem Titeldruck

Der Aktionär kann jederzeit eine Bescheinigung bezüglich der Anzahl der in seinem Namen registrierten Aktien verlangen, welche durch die Gesellschaft herausgegeben wird. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien.

Die Gesellschaft kann, andererseits, jederzeit Urkunden für Namenaktien drucken und ausliefern, und mit dem Einverständnis des Aktionärs, herausgegebene Aktienzertifikate, die bei ihr eingeliefert werden, ersatzlos annullieren. Zertifikate über mehrere Aktien können jederzeit gegen Zertifikate mit kleinerer Stückelung oder gegen individuelle Aktien ausgetauscht werden.

Nichtverurkundete Namenaktien, einschliesslich daraus resultierende Rechte können nur durch Zession übertragen werden. Eine solche Zession bedarf zu ihrer Gültigkeit der Anzeige an die Gesellschaft. Werden nichtverurkundete Namenaktien im Auftrag des Aktionärs von einer Bank verwaltet, so können diese Aktien nur unter Mitwirkung der Bank übertragen werden.

Nichtverurkundete Namenaktien können nur zugunsten der Bank, bei welcher der Aktionär diese buchmässig führen lässt, durch schriftlichen Pfandvertrag verpfändet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich.

V. Cancelled printing of shares

Art. 9
Cancelled printing of shares

The shareholder may at any time request a confirmation of the number of his registered shares, which is to be issued by the Company. The shareholder is not entitled, however, to request the printing and delivery of certificates for registered shares.

The Company may, on the other hand, at any time print and deliver certificates for registered shares, and may with the consent of the shareholder, cancel issued certificates that are delivered to it, without replacement. Certificates of several shares may at any time be exchanged into certificates with smaller sections or single shares.

Registered shares not evidenced by certificates and the rights resulting therefrom may be transferred only by assignment. In order to be valid, such assignment requires notification to the Company. If a shareholder instructs a bank to manage registered shares not evidenced by certificates, such shares may only be transferred with the cooperation of this bank.

Shares not evidenced by certificates can only be pledged by written agreement in favor of such bank, in which case no notification of the Company is required.

VI. Organisation der Gesellschaft

A. Generalversammlung

Art. 10
Ordentliche und ausserordentliche Generalversammlungen

Die ordentliche Generalversammlung findet jährlich statt, und zwar spätestens sechs Monate nach Schluss des Geschäftsjahres. Sie wird vom Verwaltungsrat, nötigenfalls von der Revisionsstelle, einberufen.

Ausserordentliche Generalversammlungen können vom Verwaltungsrat, den Liquidatoren, der Revisionsstelle oder einer Generalversammlung einberufen werden, so oft es die Interessen der Gesellschaft erfordern.

Ein oder mehrere Aktionäre, welche zusammen mindestens einen Zehntel des Aktienkapitals vertreten, können vom Verwaltungsrat unter Angabe des Verhandlungsgegenstandes und der Anträge schriftlich verlangen, dass eine ausserordentliche Generalversammlung einberufen wird.

Die Generalversammlungen finden am Gesellschaftssitz oder an einem anderen, vom Verwaltungsrat zu bestimmenden Ort statt.

Art. 11
Einberufung

Die Einladungen zu den Generalversammlungen erfolgen durch einmalige Publikation im Schweizerischen Handelsamtsblatt oder durch Brief an die im Aktienbuch eingetragenen Aktionäre. Zwischen dem Tag der Publikation oder dem Versand der Einladung und dem Tag der Generalversammlung müssen mindestens 20 Tage liegen. Die

VI. Organisation of the Company

A. General Meeting of the Shareholders

Art. 10
Annual and extraordinary General Meetings

An ordinary shareholders' meeting is to be held yearly within six months following the close of the business year. It is called by the board of directors or, if necessary, by the auditors.

Extraordinary shareholders' meetings may be called by the board of directors, the liquidators, the auditors or a shareholders' meeting as often as necessary to safeguard the interests of the Company.

Stating the purpose of the meeting and the agenda to be submitted, one or more shareholders representing at least a tenth part of the share capital may request the board of directors in writing to call an extraordinary shareholders' meeting.

Shareholders' meetings are held at the domicile of the Company or at such other place as the board of directors shall determine.

Art. 11
Convening

Notice of a shareholders' meeting is given by means of a single publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*) or by letter to the shareholders of record. Between the day of the publication or the mailing of the notice and the day of the meeting there must be a time period of not less than 20 days. The notice of the

Einladung zur Generalversammlung muss die verschiedenen Traktanden und Anträge enthalten.

shareholders' meeting must indicate the agenda and the motions.

Aktionäre, die Aktien im Nennwert von mindestens CHF 1'000'000.- vertreten können die Traktandierung eines Verhandlungspunktes verlangen. Das Begehren ist wenigstens 45 Tage vor der Generalversammlung schriftlich an den Verwaltungsrat zu richten und hat den Verhandlungsgegenstand und den Antrag zu nennen.

Shareholders who represent shares with a par value of at least CHF 1,000,000.- may request that a motion is placed on the agenda. The request must be communicated to the board of directors in writing, by stating the item on the agenda and the corresponding motion, at least 45 days prior to the shareholders' meeting.

Art. 12

Stimmrecht und Vertretung der Aktionäre

In der Generalversammlung berechtigt jede Aktie zu einer Stimme. Vorbehalten bleiben Art. 693 Abs. 3 sowie Art. 704 Abs. 1 OR.

Ein Aktionär kann sich mittels schriftlicher Vollmacht an der Generalversammlung durch einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen.

Art. 12

Voting Rights and Proxies

In a shareholders' meeting each share entitles its owner to one vote. Art. 693 Para. 3 and Art. 704 Para. 1 CO remain reserved.

By means of a written proxy, each shareholder may have his shares represented in a shareholders' meeting by a third person who need not himself be a shareholder.

Art. 13

Beschlüsse und Wahlen

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit nicht zwingende Bestimmungen des Gesetzes oder die Statuten etwas anderes bestimmen, ohne Rücksicht auf die Zahl der anwesenden Aktionäre und der vertretenen Aktien mit absoluter Mehrheit der vertretenen Aktienstimmen.

Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe.

Art. 13

Resolutions and Elections

Unless mandatory statutory provisions or the Articles of Association provide otherwise, the shareholders' meeting passes its resolutions and performs elections with the absolute majority of the votes represented at the meeting without regard to the number of shareholders present and shares represented in such meeting.

The chairman of the meeting decides on the voting procedure.

Art. 14

Vorsitz, Protokoll und Stimmenzähler

Die Generalversammlung wird durch den Präsidenten des Verwaltungsrates geleitet oder in seiner Abwesenheit durch einen von der Versammlung gewählten Tagespräsidenten. Der Präsident bestimmt einen Protokollführer und einen Stimmenzähler, welche nicht Aktionäre zu sein brauchen.

Art. 14

Chairman, minutes and vote counters

Shareholders' meetings are presided over by the chairman of the board of directors or, in his absence, by a chairman of the day to be elected by the shareholders' meeting. The chairman appoints a secretary and a scrutineer neither of whom need be shareholders.

Art. 15
Befugnisse

Die Generalversammlung hat folgende ausschliessliche Kompetenzen:

1. Änderung der Statuten;
2. Genehmigung des Jahresberichts und gegebenenfalls der Konzernrechnung;
3. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme unter Beachtung von Art. 671 und Art. 677 OR;
4. Déchargeerteilung an die Mitglieder des Verwaltungsrats;
5. Wahl des Verwaltungsrats;
6. Wahl der Revisionsstelle und - falls gesetzlich vorgeschrieben - der Konzernprüfer;
7. Beschlussfassung über alle anderen Gegenstände, die gemäss Gesetz oder Statuten in die ausschliessliche Kompetenz der Generalversammlung fallen oder die ihr vom Verwaltungsrat zum Entscheid vorgelegt werden.

Art. 15
Powers

The general shareholders' meeting has the following exclusive competences:

1. Amendments to the Articles of Association;
2. Approval of the annual report and, as the case may be, of the consolidated statements of accounts;
3. Approval of the annual financial statement as well as resolutions on the use of the balance sheet profits, in particular, the declaration of dividends and of profit sharing by directors subject to Art. 671 and Art. 677 CO.
4. Discharge of the members of the board of directors;
5. Election of the board of directors;
6. Election of the auditors and - if required by law - of the group auditors;
7. Resolutions on all other matters which, under the Articles of Association or according to the law, are in the exclusive competence of the shareholders' meeting or which have been submitted to the meeting for its decision by the board of directors.

B. Verwaltungsrat

Art. 16
Anzahl Verwaltungsräte, Amtsdauer und Organisation

Der Verwaltungsrat setzt sich aus drei oder mehr Mitgliedern zusammen.

Die Amtsdauer der Verwaltungsratsmitglieder beträgt höchstens drei Jahre. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen. Die Amtsdauer wird für jedes Mitglied bei

B. Board of Directors

Art. 16
Number of Board Members, Term of Office and Organization

The board of directors shall be composed of three or more members.

The term of office of the members of the board of directors shall not exceed three years. For the purpose of this article, a year shall mean the period between two ordinary shareholders' meetings. The term of office for each member shall be

der Wahl festgelegt. Die jeweiligen Amtsperioden werden so aufeinander abgestimmt, dass jedes Jahr rund ein Drittel aller Verwaltungsratsmitglieder neu bzw. wiedergewählt wird.

determined upon such member's election. The individual terms of office of the members shall be co-ordinated in such way that every year approximately one third of the members shall be subject to re-election or election.

Der Verwaltungsrat konstituiert sich selbst und wählt aus seiner Mitte einen Präsidenten.

The board of directors shall constitute itself autonomously and shall appoint its chairman.

Art. 17
Einberufung und Beschlussfassung

Der Präsident des Verwaltungsrats beruft die Sitzungen ein und leitet die Verhandlungen. Jedes Mitglied des Verwaltungsrats ist berechtigt, beim Präsidenten schriftlich die Einberufung einer Sitzung des Verwaltungsrats zu verlangen. Der Verwaltungsrat regelt im übrigen seine Beschlussfassung im Organisationsreglement.

Art. 17
Convening and Resolutions

The chairman of the board of directors calls the meetings and presides over the debates. Each member of the board of directors is entitled to request the calling of a meeting by giving written notice to the chairman. The board of directors sets out the particular rules on passing resolutions in the organisational regulations.

Art. 18
Aufgaben und Befugnisse

Der Verwaltungsrat leitet die Gesellschaft. Er beschliesst über alle Angelegenheiten der Gesellschaft, welche nicht durch Gesetz oder durch die Statuten in die Kompetenz eines anderen Organes fallen.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen.
2. Die Festlegung der Organisation.
3. Die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie gegebenenfalls der Finanzplanung.
4. Die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen.
5. Die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die

Art. 18
Duties and Powers

The board of directors governs the Company. It decides on all corporate matters not reserved by law or the Articles of Association for the shareholders' meeting or another governing body.

The board of directors has the following non-transferable and non-alienable duties:

1. The ultimate management of the Company and the issuance of the necessary directives.
2. The establishment of the organization.
3. The structuring of the accounting system and of the financial controls and, if necessary, of the financial planning.
4. The appointment and removal of the persons entrusted with the management and the representation.
5. The ultimate supervision of the persons entrusted with the management, in particular, in view of compliance

Befolgung der Gesetze, Statuten, Reglemente und Weisungen.

with the law, the Articles of Association, regulations and directives.

6. Die Erstellung des Geschäftsberichtes sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse.

6. The preparation of the business report as well as the preparation of the general meeting of shareholders and the implementing of its resolutions.

7. Die Benachrichtigung des Richters im Falle der Überschuldung.

7. The notification of the judge in case of overindebtedness.

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er ist ermächtigt, die Geschäftsführung ganz oder zum Teil an einzelne Mitglieder oder an Dritte zu übertragen. Er erlässt hierfür ein Organisationsreglement.

The board of directors may entrust the preparation and the execution of its decisions or the supervision of certain transactions to committees or to particular members. It is empowered to transfer the management of the Company in whole or in part to one or several of its members or to third persons. For this purpose, the board of directors will issue organizational regulations.

C. Revisionsstelle und Konzernprüfer

C. Statutory and Group Auditors

Art. 19

Amtsdauer, Befugnisse und Pflichten

Art. 19

Term of Office, Authority and Duties

Als Revisionsstelle und Konzernprüfer ist eine Revisionsgesellschaft zu bestellen.

An auditing company is to be appointed as statutory and group auditors.

Die Revisionsstelle und der Konzernprüfer werden von der Generalversammlung für eine Amtsdauer von einem Jahr gewählt. Rechte und Pflichten der Revisionsstelle und des Konzernprüfers bestimmen sich nach den gesetzlichen Vorschriften.

The general meeting of shareholders shall elect the Statutory and Group Auditors for a term of one year. The rights and duties of the statutory and group auditors are determined by the provisions of the law.

Die Generalversammlung kann für eine Amtsdauer von drei Jahren eine Spezialrevisionsstelle wählen, welche die bei Kapitalerhöhungen verlangten Prüfungsbestätigungen abgibt.

The general meeting of shareholders may appoint special auditors for a term of three years, who provide the attestations required for capital increases.

VII. Geschäftsjahr, Geschäftsbericht, Bekanntmachungen, Liquidation

Art. 20
Geschäftsjahr

Der Verwaltungsrat bestimmt das Geschäftsjahr.

Auf den Schluss des Geschäftsjahres ist der Geschäftsbericht, bestehend aus der Jahresrechnung, dem Jahresbericht und gegebenenfalls einer Konzernrechnung, unter Beachtung der gesetzlichen Vorschriften zu erstellen (Art. 662 ff. OR).

Art. 21
Vorlage zur Einsicht

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht vorzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird.

Art. 22
Mitteilungen und Bekanntmachungen

Mitteilungen der Gesellschaft an Aktionäre erfolgen brieflich, oder nach Ermessen des Verwaltungsrats durch eingeschriebenen Brief, Bekanntmachungen durch Publikation im Schweizerischen Handelsamtsblatt.

Art. 23
Auflösung und Liquidation

Im Falle der Auflösung der Gesellschaft wird die Liquidation durch den dann bestehenden Verwaltungsrat besorgt, sofern die Generalversammlung nichts anderes beschliesst.

Die Liquidatoren haben unbeschränkte Vollmacht, das gesamte Gesellschafts-

VII. Business Year, Business Report, Notices, Liquidation

Art. 20
Fiscal Year

The business year shall be determined by the board of directors.

At the end of each business year, the business report, consisting of the annual accounts, the annual report and as the case may be, the consolidated accounts, is to be prepared pursuant to the statutory provisions (Art. 662 *et seq.* CO).

Art. 21
Availability for Inspection

The business report and the report of the auditors must be made available for inspection by the shareholders at the registered seat of the Company at least 20 days preceding the ordinary shareholders' meeting. The Company must send a copy of these reports without delay to any shareholder upon request.

Art. 22
Notices and Publications

Notices of the Company to the shareholders are made by regular or, at the discretion of the board of directors, by registered mail, notices to third parties shall be made by publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*).

Art. 23
Dissolution and Liquidation

In case of the Company's dissolution, the liquidation will be carried out by the board of directors then in office, unless the shareholders' meeting decides otherwise.

The liquidators have unencumbered power and authority to liquidate all corpo-

vermögen zu liquidieren.

rate assets and to wind up the Company.

Art. 24
Massgebliche Version

Von diesen Statuten existieren eine deutsche und eine englische Version. Die deutsche Fassung ist massgeblich.

Zug, 5. Dezember 2006

Art. 24
Prevailing Version

A German and an English version exist of these Articles of Association. The German version shall prevail.

Zug, 5 December 2006

THOMAS STOLTZ, ZUG · Rechtsanwalt - Urkundsperson ·

Beglaubigung

Hiermit wird amtlich beglaubigt, dass vorstehende Ausfertigung mit derjenigen übereinstimmt, welche der letzten auf diese Statuten bezüglichen Eintragung ins Handelregister Zug zugrunde liegt.

HANDELSREGISTER KANTON ZUG

Zug, - 6. Dez. 2006

HANDELSREGISTERAMT
des Kantons Zug

Document 8

Revised Articles of Association

November 29, 2006

Statuten

der

Petroplus Holdings AG

mit Sitz in Zug

I. Firma, Sitz, Zweck und Dauer der Gesellschaft

Art. 1
Firma und Sitz

Unter der Firma

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

besteht eine Aktiengesellschaft gemäss den Bestimmungen des Schweizerischen Obligationenrechts (OR) mit Sitz in Zug.

Art. 2
Zweck

Zweck der Gesellschaft ist der direkte oder indirekte Erwerb, die Verwaltung und Veräusserung von Beteiligungen an in- und mehrheitlich ausländischen Unternehmen, insbesondere aus der Energieindustrie, der Erwerb, die Verwaltung und die Veräusserung von Wertschriften und ähnlichen Vermögenswerten sowie die Abwicklung von Finanzierungs- und Treuhandgeschäften und die Finanzierung solcher Geschäfte.

Die Gesellschaft kann im In- und Ausland Zweigniederlassungen errichten, Vertretungen übernehmen sowie alle Geschäfte eingehen und Verträge abschliessen, die geeignet sein können, den Zweck der Gesellschaft zu fördern, oder die direkt oder indirekt damit im Zusammenhang stehen. Sie kann auch

Articles of Association

of

Petroplus Holdings AG

domiciled in Zug

I. Company Name, Registered Office, Purpose and Duration of the Company

Art. 1
Company Name and Registered Office

Under the company name of

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

a corporation exists according to the provisions of the Swiss Code of Obligations (CO) having its registered office in Zug.

Art. 2
Purpose

The purpose of the Company is the direct or indirect acquisition, management and sale of participations in domestic and primarily foreign companies, particularly in the energy industry, the acquisition, management and sale of securities and other similar assets as well as the execution and financing of financial and fiduciary business.

The Company is empowered to open and maintain domestic and foreign branch offices, to take over agencies as well as to engage in any business and to enter into any agreements, which are appropriate to promote the purpose of the Company or that are directly or

Finanzierungen für eigene oder fremde Rechnung vornehmen, insbesondere die Finanzierung von Beteiligungsgesellschaften, sowie Garantien und Bürgschaften für verbundene Unternehmen und Dritte eingehen.

indirectly within the scope of its business. It may also undertake financing for its own account or for the account of third parties, in particular the financing of holding companies as well as issuing guarantees and entering into suretyships for associated companies and third parties.

Art. 3

Dauer

Die Dauer der Gesellschaft ist unbeschränkt.

Art. 3

Duration

The duration of the Company is unlimited.

II. Aktienkapital

II. Share Capital

Art. 4

Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 535'529'988.- (Schweizer Franken fünfhundertfünfunddreissig Millionen fünfhundertneunundzwanzigtausend neunhundertachtundachtzig). Es ist eingeteilt in 58'336'600 Namenaktien à nominal CHF 9.18 Nennwert. Das Aktienkapital ist vollständig liberiert.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Art. 4

Share Capital

The Company's share capital is CHF 535,529,988.- (Swiss francs fivehundredthirtyfive million fivehundredtwentyninethousand ninehundredandeigthyeight). It is divided into 58,336,600 registered shares of CHF 9.18 par value each. The share capital is fully paid-up.

The shareholders' meeting may at any time resolve to convert registered shares into bearer shares and bearer shares into registered shares.

Art. 5

Genehmigtes Kapital

Der Verwaltungsrat ist ermächtigt, das Aktienkapital der Gesellschaft jederzeit bis zum 29. November 2008 um maximal CHF 185'144'994.- durch Ausgabe von höchstens 20'168'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 zu erhöhen. Erhöhungen auf dem Wege der Festübernahme sowie Erhöhungen in Teilbeträgen sind gestattet.

Der Verwaltungsrat setzt den jeweiligen Zeitpunkt der Ausgabe, den Ausgabepreis, die Art der zu leistenden Einlagen, den Zeitpunkt der Dividendenberechtigung sowie die

Art. 5

Authorized Capital

The board of directors is authorized to increase the share capital, at any time until 29 November 2008, by a maximum amount of CHF 185,144,994.- by issuing a maximum of 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. The board is entitled to issue these shares by means of a firm underwriting or in partial amounts.

The board of directors is authorized to determine the issue date, the issue price, the manner in which the new shares have to be paid-up, the date from which they carry the right to dividends

Zuteilung nicht ausgeübter Bezugsrechte fest. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, sind zu Marktbedingungen zu veräussern.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre aufzuheben oder zu beschränken, wenn die neuen Aktien (i) für die Übernahme von Unternehmen durch Aktientausch oder (ii) zur Gewährung einer Mehrzuteilungsoption (Greenshoe) an federführende Banken im Rahmen einer Aktienplatzierung zu Marktwerten in der Höhe von maximal 20% der neuen Aktien verwendet werden.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

Der in Absatz 1 genannte Maximalbetrag reduziert sich jeweils in dem Umfang, in dem der Verwaltungsrat von dem in Art. 6a statuierten Recht zur Kapitalerhöhung aus bedingtem Kapital Gebrauch macht.

and the allocation of unexercised pre-emptive rights. Shares that are subject to pre-emptive rights are to be sold at market conditions to the extent rights are not exercised.

The board of directors is authorized to exclude or to restrict the pre-emptive rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises by way of exchange of shares, or (ii) for granting an over-allotment option (Greenshoe) of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price.

The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

The maximum amount of shares to be issued mentioned in the first paragraph will be reduced by the amount used by the board of directors under the rights provided in Art. 6a regarding share capital increases out of conditional capital.

Art. 6

Bedingtes Kapital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 45'046'260.- durch Ausgabe von höchstens 4'907'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht durch Ausübung von Optionsrechten, welche Beratern, den Mitarbeitern und den Mitgliedern des Verwaltungsrates der Gesellschaft und ihrer Tochtergesellschaften sowie Aktionären eingeräumt werden.

Die Ausgabe von Aktien oder Optionsrechten erfolgt gemäss einem oder mehreren Verwaltungsratsbeschlüssen. Der Verwaltungsrat bestimmt den Ausgabepreis sowie den Ausübungspreis bei Optionsrechten, welche auch unter dem Marktpreis liegen können. Im übrigen sind die Ausgabe- und Optionsbedingungen durch den Verwaltungsrat festzulegen und können

Art. 6

Conditional Capital

The Company's share capital shall be increased by a maximum aggregate amount of CHF 45,046,260.- through the issuance of a maximum of 4,907,000 fully paid-up registered shares with a par value of CHF 9.18 per share by exercise of option rights which are granted to the consultants, employees and the directors of the Company and its subsidiaries as well as to shareholders.

The issuance of shares or option rights shall be based on one or several resolutions of the board of directors. The board of directors shall determine the issue price of shares and the exercise price of option rights, which may be below the market price. Furthermore, the board of directors shall determine the terms and conditions of the option rights, which may be changed at any later time.

nachträglich angepasst werden.

Das Bezugsrecht der übrigen Aktionäre der Gesellschaft bleibt ausgeschlossen.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

The new registered shares shall be subject to the transfer restrictions of Art. 8 of the Articles of Association.

Art. 6a
Bedingtes Kapital

Das Aktienkapital kann im Maximalbetrag von CHF 185'144'994.- durch Ausgabe von höchstens 20'168'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht werden. Diese Namenaktien werden ausgegeben bei Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit Wandelobligationen und/oder Obligationen mit Optionsrechten oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften in einer oder mehreren Tranchen gewährt werden. Zum Bezug von neuen Aktien sind die Inhaber von Wandel- oder Optionsrechten berechtigt.

Der Verwaltungsrat bestimmt die Ausgabebedingungen für die Wandel- und/oder Optionsrechte, inklusive Ausübungsperiode und Ausübungspreise. Die Bezugsrechte der Aktionäre sind ausgeschlossen.

Im Zusammenhang mit der Ausgabe von Wandelobligationen oder Obligationen mit Optionsrechten oder anderen ähnlichen Finanzierungsformen ist der Verwaltungsrat berechtigt, das Vorwegzeichnungsrecht von bestehenden Aktionären einzuschränken oder auszuschliessen und Dritten zuzuordnen, für (i) die Finanzierung oder Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft, oder (ii) um Options- oder Wandelobligationen auf dem nationalen oder internationalen Kapitalmarkt auszugeben.

Art. 6a
Conditional Capital

The share capital may be increased by a maximum amount of CHF 185,144,994.- by issuing up to 20,168,300 fully paid-up registered shares with a nominal value of CHF 9.18 each. These registered shares shall be issued upon exercise of conversion and/or option rights, granted in connection with bonds or similar debt instruments of the Company or one of its subsidiaries in one or more issues. Entitled to new shares are the holders of conversion or option rights.

The board of directors shall determine the conditions of the conversion and/or option rights, including exercise period and exercise price. The subscription rights of the shareholders are excluded.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the board of directors is authorized to restrict or exclude the rights of advanced subscription (*Vorwegzeichnungsrechte*) of existing shareholders and allocate such rights to third parties (i) to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of the Company, or (ii) to issue warrants or convertible bonds on the national or international capital market.

Der Bezug von Namenaktien durch die Ausübung von Wandlungs- und/oder Optionsrechten und jede weitere Übertragung der Aktien unterliegt den Übertragungsbeschränkungen gemäss Art. 8 der Statuten.

The acquisition of registered shares through the exercise of conversion and/or option rights and each subsequent transfer of the shares shall be subject to the restrictions of Art. 8 of the Articles of Association.

Der in Absatz 1 genannte Maximalbetrag reduziert sich jeweils in dem Umfang, in dem der Verwaltungsrat von dem in Art. 5 statuierten Recht zur Kapitalerhöhung aus genehmigtem Kapital Gebrauch macht.

The maximum amount of shares to be issued mentioned in the first paragraph above will be reduced by the amount used by the board of directors under the rights provided in Art. 5 regarding share capital increases out of authorized capital.

III. Aktienbuch, Eintragungsbeschränkungen, Nominees und Wirkungen des Eintrags

III. Share Register, Restrictions of Registration, Nominees and Effects of the Registration

Art. 7

Aktienbuch, Eintragungsbeschränkungen und Nominees

Die Gesellschaft führt ein Aktienbuch, worin die Eigentümer und Nutzniesser mit ihren Namen und Vornamen, Wohnsitz, Adresse und Staatsangehörigkeit (bei juristischen Personen Firma und Firmensitz) eingetragen werden.

Erwerber von Namenaktien werden auf Antrag hin im Aktienbuch als Aktionäre mit Stimmrecht eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und auf eigene Rechnung erworben zu haben.

Der Verwaltungsrat kann Nominees bis maximal 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen. Nominees sind Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten. Der Verwaltungsrat kann Nominees mit mehr als 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen, sofern der betreffende Nominee der Gesellschaft die

Art. 7

Share Register, Restrictions of Registration and Nominees

The Company shall maintain a share register in which the full name, address and nationality (in case of legal entities, the registered office) of the holders and usufructuaries of registered shares are recorded.

Upon application with the Company, acquirers of registered shares will be recorded in the share register as shareholders with the right to vote, provided they explicitly declare to have acquired these registered shares in their own name and for their own account.

The board of directors may record in the share register nominees with the right to vote up to 5% of the shares which are outstanding according to the commercial register. For purposes of these Articles of Association, nominees are persons or entities who do not expressly declare in the application form to hold the shares for their own account. The board of directors may record nominees with the right to vote with more than 5% of the shares which are outstanding according to the commercial register, provided that

Namen, Adressen und Aktienbestände derjenigen Personen bekannt gibt, für deren Rechnung er 0,5% oder mehr des im Handelsregister eingetragenen Namenaktienkapitals hält. Der Verwaltungsrat schliesst mit solchen Nominees Vereinbarungen, welche unter anderem die Vertretung der Aktionäre und der Stimmrechte regeln.

the relevant nominee discloses to the Company the name, address and shareholding of all those persons and entities for whose account he holds 0.5% or more of the share capital according to the commercial register. The board of directors shall enter into contractual agreements with such nominees regulating, without limitation, the representation of shareholders and the voting rights.

Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs oder Nominees Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung löschen, wenn diese durch falsche Angaben zustande gekommen sind. Der Betroffene muss über die Streichung sofort informiert werden.

After having given to the registered shareholder or nominee the opportunity to be heard, the board of directors may cancel its registration as a shareholder, with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

Juristische Personen und rechtsfähige Personengesellschaften, welche untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf ähnliche Weise verbunden sind, sowie natürliche oder juristische Personen und Personengesellschaften, welche im Hinblick auf eine Umgehung der Eintragungsbeschränkungen koordiniert vorgehen, gelten im Bezug auf diese Bestimmung als eine Person.

Legal entities and associations that are linked together by capital, voting power, management or in other manner, as well as all persons, entities and partnerships that are acting in concert with regard to circumvent the percentage limit, shall be deemed as one person.

IV. Übertragungsbeschränkung

IV. Transfer Restrictions

Art. 8

Übertragungsbeschränkung

Die Übertragung der Aktien ist nach Massgabe von Art. 7 beschränkt.

Art. 8

Transfer Restrictions

The transfer of shares is restricted in accordance with Art. 7.

V. Aktien mit aufgehobenem Titeldruck

Art. 9
Aktien mit aufgehobenem Titeldruck

Der Aktionär kann jederzeit eine Bescheinigung bezüglich der Anzahl der in seinem Namen registrierten Aktien verlangen, welche durch die Gesellschaft herausgegeben wird. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien.

Die Gesellschaft kann, andererseits, jederzeit Urkunden für Namenaktien drucken und ausliefern, und mit dem Einverständnis des Aktionärs, herausgegebene Aktienzertifikate, die bei ihr eingeliefert werden, ersatzlos annullieren. Zertifikate über mehrere Aktien können jederzeit gegen Zertifikate mit kleinerer Stückelung oder gegen individuelle Aktien ausgetauscht werden.

Nichtverurkundete Namenaktien, einschliesslich daraus resultierende Rechte können nur durch Zession übertragen werden. Eine solche Zession bedarf zu ihrer Gültigkeit der Anzeige an die Gesellschaft. Werden nichtverurkundete Namenaktien im Auftrag des Aktionärs von einer Bank verwaltet, so können diese Aktien nur unter Mitwirkung der Bank übertragen werden.

Nichtverurkundete Namenaktien können nur zugunsten der Bank, bei welcher der Aktionär diese buchmässig führen lässt, durch schriftlichen Pfandvertrag verpfändet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich.

V. Cancelled printing of shares

Art. 9
Cancelled printing of shares

The shareholder may at any time request a confirmation of the number of his registered shares, which is to be issued by the Company. The shareholder is not entitled, however, to request the printing and delivery of certificates for registered shares.

The Company may, on the other hand, at any time print and deliver certificates for registered shares, and may with the consent of the shareholder, cancel issued certificates that are delivered to it, without replacement. Certificates of several shares may at any time be exchanged into certificates with smaller sections or single shares.

Registered shares not evidenced by certificates and the rights resulting therefrom may be transferred only by assignment. In order to be valid, such assignment requires notification to the Company. If a shareholder instructs a bank to manage registered shares not evidenced by certificates, such shares may only be transferred with the cooperation of this bank.

Shares not evidenced by certificates can only be pledged by written agreement in favor of such bank, in which case no notification of the Company is required.

VI. Organisation der Gesellschaft

A. Generalversammlung

Art. 10

Ordentliche und ausserordentliche Generalversammlungen

Die ordentliche Generalversammlung findet jährlich statt, und zwar spätestens sechs Monate nach Schluss des Geschäftsjahres. Sie wird vom Verwaltungsrat, nötigenfalls von der Revisionsstelle, einberufen.

Ausserordentliche Generalversammlungen können vom Verwaltungsrat, den Liquidatoren, der Revisionsstelle oder einer Generalversammlung einberufen werden, so oft es die Interessen der Gesellschaft erfordern.

Ein oder mehrere Aktionäre, welche zusammen mindestens einen Zehntel des Aktienkapitals vertreten, können vom Verwaltungsrat unter Angabe des Verhandlungsgegenstandes und der Anträge schriftlich verlangen, dass eine ausserordentliche Generalversammlung einberufen wird.

Die Generalversammlungen finden am Gesellschaftssitz oder an einem anderen, vom Verwaltungsrat zu bestimmenden Ort statt.

Art. 11

Einberufung

Die Einladungen zu den Generalversammlungen erfolgen durch einmalige Publikation im Schweizerischen Handelsamtsblatt oder durch Brief an die im Aktienbuch eingetragenen Aktionäre. Zwischen dem Tag der Publikation oder dem Versand der Einladung und dem Tag der Generalversammlung müssen mindestens 20 Tage liegen. Die

VI. Organisation of the Company

A. General Meeting of the Shareholders

Art. 10

Annual and extraordinary General Meetings

An ordinary shareholders' meeting is to be held yearly within six months following the close of the business year. It is called by the board of directors or, if necessary, by the auditors.

Extraordinary shareholders' meetings may be called by the board of directors, the liquidators, the auditors or a shareholders' meeting as often as necessary to safeguard the interests of the Company.

Stating the purpose of the meeting and the agenda to be submitted, one or more shareholders representing at least a tenth part of the share capital may request the board of directors in writing to call an extraordinary shareholders' meeting.

Shareholders' meetings are held at the domicile of the Company or at such other place as the board of directors shall determine.

Art. 11

Convening

Notice of a shareholders' meeting is given by means of a single publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*) or by letter to the shareholders of record. Between the day of the publication or the mailing of the notice and the day of the meeting there must be a time period of not less than 20 days. The notice of the

Einladung zur Generalversammlung muss die verschiedenen Traktanden und Anträge enthalten.

Aktionäre, die Aktien im Nennwert von mindestens CHF 1'000'000.- vertreten können die Traktandierung eines Verhandlungspunktes verlangen. Das Begehren ist wenigstens 45 Tage vor der Generalversammlung schriftlich an den Verwaltungsrat zu richten und hat den Verhandlungsgegenstand und den Antrag zu nennen.

shareholders' meeting must indicate the agenda and the motions.

Shareholders who represent shares with a par value of at least CHF 1,000,000.- may request that a motion is placed on the agenda. The request must be communicated to the board of directors in writing, by stating the item on the agenda and the corresponding motion, at least 45 days prior to the shareholders' meeting.

Art. 12

Stimmrecht und Vertretung der Aktionäre

In der Generalversammlung berechtigt jede Aktie zu einer Stimme. Vorbehalten bleiben Art. 693 Abs. 3 sowie Art. 704 Abs. 1 OR.

Ein Aktionär kann sich mittels schriftlicher Vollmacht an der Generalversammlung durch einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen.

Art. 12

Voting Rights and Proxies

In a shareholders' meeting each share entitles its owner to one vote. Art. 693 Para. 3 and Art. 704 Para. 1 CO remain reserved.

By means of a written proxy, each shareholder may have his shares represented in a shareholders' meeting by a third person who need not himself be a shareholder.

Art. 13

Beschlüsse und Wahlen

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit nicht zwingende Bestimmungen des Gesetzes oder die Statuten etwas anderes bestimmen, ohne Rücksicht auf die Zahl der anwesenden Aktionäre und der vertretenen Aktien mit absoluter Mehrheit der vertretenen Aktienstimmen.

Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe.

Art. 13

Resolutions and Elections

Unless mandatory statutory provisions or the Articles of Association provide otherwise, the shareholders' meeting passes its resolutions and performs elections with the absolute majority of the votes represented at the meeting without regard to the number of shareholders present and shares represented in such meeting.

The chairman of the meeting decides on the voting procedure.

Art. 14

Vorsitz, Protokoll und Stimmenzähler

Die Generalversammlung wird durch den Präsidenten des Verwaltungsrates geleitet oder in seiner Abwesenheit durch einen von der Versammlung gewählten Tagespräsidenten. Der Präsident bestimmt einen Protokollführer und einen Stimmenzähler, welche nicht Aktionäre zu sein brauchen.

Art. 14

Chairman, minutes and vote counters

Shareholders' meetings are presided over by the chairman of the board of directors or, in his absence, by a chairman of the day to be elected by the shareholders' meeting. The chairman appoints a secretary and a scrutineer neither of whom need be shareholders.

Art. 15

Befugnisse

Die Generalversammlung hat folgende ausschliessliche Kompetenzen:

1. Änderung der Statuten;
2. Genehmigung des Jahresberichts und gegebenenfalls der Konzernrechnung;
3. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme unter Beachtung von Art. 671 und Art. 677 OR;
4. Déchargeerteilung an die Mitglieder des Verwaltungsrats;
5. Wahl des Verwaltungsrats;
6. Wahl der Revisionsstelle und - falls gesetzlich vorgeschrieben - der Konzernprüfer;
7. Beschlussfassung über alle anderen Gegenstände, die gemäss Gesetz oder Statuten in die ausschliessliche Kompetenz der Generalversammlung fallen oder die ihr vom Verwaltungsrat zum Entscheid vorgelegt werden.

Art. 15

Powers

The general shareholders' meeting has the following exclusive competences:

1. Amendments to the Articles of Association;
2. Approval of the annual report and, as the case may be, of the consolidated statements of accounts;
3. Approval of the annual financial statement as well as resolutions on the use of the balance sheet profits, in particular, the declaration of dividends and of profit sharing by directors subject to Art. 671 and Art. 677 CO.
4. Discharge of the members of the board of directors;
5. Election of the board of directors;
6. Election of the auditors and - if required by law - of the group auditors;
7. Resolutions on all other matters which, under the Articles of Association or according to the law, are in the exclusive competence of the shareholders' meeting or which have been submitted to the meeting for its decision by the board of directors.

B. Verwaltungsrat

Art. 16

Anzahl Verwaltungsräte, Amtsdauer und Organisation

Der Verwaltungsrat setzt sich aus drei oder mehr Mitgliedern zusammen.

Die Amtsdauer der Verwaltungsratsmitglieder beträgt höchstens drei Jahre. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen. Die Amtsdauer wird für jedes Mitglied bei

B. Board of Directors

Art. 16

Number of Board Members, Term of Office and Organization

The board of directors shall be composed of three or more members.

The term of office of the members of the board of directors shall not exceed three years. For the purpose of this article, a year shall mean the period between two ordinary shareholders' meetings. The term of office for each member shall be

der Wahl festgelegt. Die jeweiligen Amtsperioden werden so aufeinander abgestimmt, dass jedes Jahr rund ein Drittel aller Verwaltungsratsmitglieder neu bzw. wiedergewählt wird.

determined upon such member's election. The individual terms of office of the members shall be co-ordinated in such way that every year approximately one third of the members shall be subject to re-election or election.

Der Verwaltungsrat konstituiert sich selbst und wählt aus seiner Mitte einen Präsidenten.

The board of directors shall constitute itself autonomously and shall appoint its chairman.

Art. 17

Einberufung und Beschlussfassung

Der Präsident des Verwaltungsrats beruft die Sitzungen ein und leitet die Verhandlungen. Jedes Mitglied des Verwaltungsrats ist berechtigt, beim Präsidenten schriftlich die Einberufung einer Sitzung des Verwaltungsrats zu verlangen. Der Verwaltungsrat regelt im übrigen seine Beschlussfassung im Organisationsreglement.

Art. 17

Convening and Resolutions

The chairman of the board of directors calls the meetings and presides over the debates. Each member of the board of directors is entitled to request the calling of a meeting by giving written notice to the chairman. The board of directors sets out the particular rules on passing resolutions in the organisational regulations.

Art. 18

Aufgaben und Befugnisse

Der Verwaltungsrat leitet die Gesellschaft. Er beschliesst über alle Angelegenheiten der Gesellschaft, welche nicht durch Gesetz oder durch die Statuten in die Kompetenz eines anderen Organes fallen.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen.
2. Die Festlegung der Organisation.
3. Die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie gegebenenfalls der Finanzplanung.
4. Die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen.
5. Die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die

Art. 18

Duties and Powers

The board of directors governs the Company. It decides on all corporate matters not reserved by law or the Articles of Association for the shareholders' meeting or another governing body.

The board of directors has the following non-transferable and non-alienable duties:

1. The ultimate management of the Company and the issuance of the necessary directives.
2. The establishment of the organization.
3. The structuring of the accounting system and of the financial controls and, if necessary, of the financial planning.
4. The appointment and removal of the persons entrusted with the management and the representation.
5. The ultimate supervision of the persons entrusted with the management, in particular, in view of compliance

Befolgung der Gesetze, Statuten, Reglemente und Weisungen.

6. Die Erstellung des Geschäftsberichtes sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse.

7. Die Benachrichtigung des Richters im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er ist ermächtigt, die Geschäftsführung ganz oder zum Teil an einzelne Mitglieder oder an Dritte zu übertragen. Er erlässt hierfür ein Organisationsreglement.

C. Revisionsstelle und Konzernprüfer

Art. 19

Amtsdauer, Befugnisse und Pflichten

Als Revisionsstelle und Konzernprüfer ist eine Revisionsgesellschaft zu bestellen.

Die Revisionsstelle und der Konzernprüfer werden von der Generalversammlung für eine Amtsdauer von einem Jahr gewählt. Rechte und Pflichten der Revisionsstelle und des Konzernprüfers bestimmen sich nach den gesetzlichen Vorschriften.

Die Generalversammlung kann für eine Amtsdauer von drei Jahren eine Spezialrevisionsstelle wählen, welche die bei Kapitalerhöhungen verlangten Prüfungsbestätigungen abgibt.

with the law, the Articles of Association, regulations and directives.

6. The preparation of the business report as well as the preparation of the general meeting of shareholders and the implementing of its resolutions.

7. The notification of the judge in case of overindebtedness.

The board of directors may entrust the preparation and the execution of its decisions or the supervision of certain transactions to committees or to particular members. It is empowered to transfer the management of the Company in whole or in part to one or several of its members or to third persons. For this purpose, the board of directors will issue organizational regulations.

C. Statutory and Group Auditors

Art. 19

Term of Office, Authority and Duties

An auditing company is to be appointed as statutory and group auditors.

The general meeting of shareholders shall elect the Statutory and Group Auditors for a term of one year. The rights and duties of the statutory and group auditors are determined by the provisions of the law.

The general meeting of shareholders may appoint special auditors for a term of three years, who provide the attestations required for capital increases.

VII. Geschäftsjahr, Geschäftsbericht, Bekanntmachungen, Liquidation

Art. 20
Geschäftsjahr

Der Verwaltungsrat bestimmt das Geschäftsjahr.

Auf den Schluss des Geschäftsjahres ist der Geschäftsbericht, bestehend aus der Jahresrechnung, dem Jahresbericht und gegebenenfalls einer Konzernrechnung, unter Beachtung der gesetzlichen Vorschriften zu erstellen (Art. 662 ff. OR).

Art. 21
Vorlage zur Einsicht

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht vorzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird.

Art. 22
Mitteilungen und Bekanntmachungen

Mitteilungen der Gesellschaft an Aktionäre erfolgen brieflich, oder nach Ermessen des Verwaltungsrats durch eingeschriebenen Brief, Bekanntmachungen durch Publikation im Schweizerischen Handelsamtsblatt.

Art. 23
Auflösung und Liquidation

Im Falle der Auflösung der Gesellschaft wird die Liquidation durch den dann bestehenden Verwaltungsrat besorgt, sofern die Generalversammlung nichts anderes beschliesst.

Die Liquidatoren haben unbeschränkte Vollmacht, das gesamte Gesellschafts-

VII. Business Year, Business Report, Notices, Liquidation

Art. 20
Fiscal Year

The business year shall be determined by the board of directors.

At the end of each business year, the business report, consisting of the annual accounts, the annual report and as the case may be, the consolidated accounts, is to be prepared pursuant to the statutory provisions (Art. 662 *et seq.* CO).

Art. 21
Availability for Inspection

The business report and the report of the auditors must be made available for inspection by the shareholders at the registered seat of the Company at least 20 days preceding the ordinary shareholders' meeting. The Company must send a copy of these reports without delay to any shareholder upon request.

Art. 22
Notices and Publications

Notices of the Company to the shareholders are made by regular or, at the discretion of the board of directors, by registered mail, notices to third parties shall be made by publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*).

Art. 23
Dissolution and Liquidation

In case of the Company's dissolution, the liquidation will be carried out by the board of directors then in office, unless the shareholders' meeting decides otherwise.

The liquidators have unencumbered power and authority to liquidate all corpo-

vermögen zu liquidieren.

Art. 24

Massgebliche Version

Von diesen Statuten existieren eine deutsche und eine englische Version. Die deutsche Fassung ist massgeblich.

Zug, 29. November 2006

rate assets and to wind up the Company.

Art. 24

Prevailing Version

A German and an English version exist of these Articles of Association. The German version shall prevail.

Zug, 29 November 2006

THOMAS STOLTZ, ZUG · Rechtsanwalt - Urkundsperson

Beglaubigung

Hiermit wird amtlich beglaubigt, dass vorstehende Ausfertigung mit derjenigen übereinstimmt, welche der letzten auf diese Statuten bezüglichen Eintragung ins Handelsregister Zug zugrunde liegt.

HANDELSREGISTER * KANTON ZUG *

Zug, 29. Nov. 2006

HANDELSREGISTERAMT
des Kantons Zug

Document 9

Revised Articles of Association

August 22, 2006

RECEIVED
2007 OCT 23 A 5:2?

Statuten

der

Petroplus Holdings AG

mit Sitz in Zug

I. Firma, Sitz, Zweck und Dauer der Gesellschaft

Art. 1
Firma und Sitz

Unter der Firma

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

besteht eine Aktiengesellschaft gemäss den Bestimmungen des Schweizerischen Obligationenrechts (OR) mit Sitz in Zug.

Art. 2
Zweck

Zweck der Gesellschaft ist der direkte oder indirekte Erwerb, die Verwaltung und Veräusserung von Beteiligungen an in- und mehrheitlich ausländischen Unternehmen, insbesondere aus der Energieindustrie, der Erwerb, die Verwaltung und die Veräusserung von Wertschriften und ähnlichen Vermögenswerten sowie die Abwicklung von Finanzierungs- und Treuhandgeschäften und die Finanzierung solcher Geschäfte.

Die Gesellschaft kann im In- und Ausland Zweigniederlassungen errichten, Vertretungen übernehmen sowie alle Geschäfte eingehen und Verträge abschliessen, die geeignet sein können, den Zweck der Gesellschaft zu fördern, oder die direkt oder indirekt damit im Zusammenhang stehen. Sie kann auch Finanzierungen für eigene oder fremde Rechnung vornehmen, insbesondere die

Articles of Association

of

Petroplus Holdings AG

domiciled in Zug

I. Company Name, Domicile, Purpose and Duration of the Company

Art. 1
Company Name and Domicile

Under the company name of

Petroplus Holdings AG
(Petroplus Holdings Ltd)
(Petroplus Holdings SA)

a corporation exists according to the provisions of the Swiss Code of Obligations (CO) having its seat in Zug.

Art. 2
Purpose

The purpose of the Company is the direct or indirect acquisition, management and disposing of participations in domestic or primarily foreign companies, in particular in the energy industry, the acquisition, management and sale of securities and other similar assets as well as the execution and financing of financial and fiduciary business.

The Company is empowered to open and maintain domestic and foreign branch offices, to represent third parties, to engage in business and to enter into agreements, which are appropriate to promote the purpose of the Company or are directly or indirectly within the scope of its activities. It may also undertake financing for itself or on behalf of other parties, in particular enter into promise

Finanzierung von Beteiligungsgesellschaften, sowie Garantien und Bürgschaften für verbundene Unternehmen und Dritte eingehen.

agreements and provide guarantees in favour of associated companies and third parties.

Art. 3

Dauer

Die Dauer der Gesellschaft ist unbeschränkt.

Art. 3

Duration

The duration of the Company is unlimited.

II. Aktienkapital

II. Share Capital

Art. 4

Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 370'289'988.- (Schweizer Franken dreihundertsiebzig Millionen zweihundertneunundachtzigtausend neunhundertachtundachtzig). Es ist eingeteilt in 40'336'600 Namenaktien à nominal CHF 9.18 Nennwert. Das Aktienkapital ist vollständig liberiert.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Art. 4

Share Capital

The Company's share capital is CHF 370,289,988.- (Swiss francs threehundredandseventy million twohundredandeightyninethousand ninehundredandeigthyeight). It is divided into 40,336,600 registered shares of CHF 9.18 par value each. The share capital is fully paid up.

The shareholders' meeting may at any time resolve to convert registered shares into bearer shares and bearer shares into registered shares.

Art. 5

Genehmigtes Kapital

Der Verwaltungsrat ist ermächtigt, das Aktienkapital der Gesellschaft jederzeit bis zum 22. August 2008 um maximal CHF 185'144'994.- durch Ausgabe von höchstens 20'168'300 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 zu erhöhen. Erhöhungen auf dem Wege der Festübernahme sowie Erhöhungen in Teilbeträgen sind gestattet.

Der Verwaltungsrat setzt den jeweiligen Zeitpunkt der Ausgabe, den Ausgabepreis, die Art der zu leistenden Einlagen, den Zeitpunkt der Dividendenberechtigung sowie die Zuteilung nicht ausgeübter Bezugsrechte fest. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, sind zu Marktbedingungen zu

Art. 5

Authorized Capital

The board of directors is authorized to increase the share capital, at any time until 22 August 2008, by a maximum amount of CHF 185,144,994.- by issuing a maximum of 20,168,300 fully paid up registered shares with a nominal value of CHF 9.18 each. The board is entitled to issue these shares by means of a firm underwriting or in partial amounts.

The board of directors determines the time of the issuing, the issue price, the manner in which the new shares have to be paid up, the date from which they carry the right to dividends and the allocation of not exercised subscription rights. Shares that are subject to subscription rights are to be sold at market conditions if such rights are not

veräussern.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre aufzuheben oder zu beschränken, wenn die neuen Aktien (i) für die Übernahme von Unternehmen durch Aktientausch, (ii) zur Finanzierung des Erwerbes von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft, (iii) zur Gewährung einer Mehrzuteilungsoption (Greenshoe) an federführende Banken im Rahmen einer Aktienplatzierung zu Marktwerten in der Höhe von maximal 20% verwendet werden.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

exercised.

The board of directors is authorized to exclude the subscription rights of the shareholders provided that the new shares are to be used (i) for the takeover of enterprises through the exchange of shares, (ii) for financing the acquisition of enterprises, of divisions thereof, or of participations, or of new investment plans of the Company, or (iii) for granting an overallotment option (Greenshoe) of up to 20 percent to the lead managers in connection with a placement of shares at market price.

The new registered shares shall be subject to the transfer restrictions of Art. 8.

Art. 6

Bedingtes Kapital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 44'434'798.56 durch Ausgabe von höchstens 4'840'392 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 9.18 erhöht durch Ausübung von Optionsrechten, welche dem Management und den Mitgliedern des Verwaltungsrates der Gesellschaft sowie Aktionären eingeräumt werden.

Die Ausgabe von Aktien oder Optionsrechten erfolgt gemäss einem oder mehreren Verwaltungsratsbeschlüssen. Der Verwaltungsrat bestimmt den Ausgabepreis sowie den Ausübungspreis bei Optionsrechten, welche auch unter dem Marktpreis liegen können. Im übrigen sind die Ausgabe- und Optionsbedingungen durch den Verwaltungsrat festzulegen und können nachträglich angepasst werden.

Das Bezugsrecht der übrigen Aktionäre der Gesellschaft bleibt ausgeschlossen.

Die Übertragbarkeit der neuen Namenaktien ist nach Massgabe von Art. 8 der Statuten beschränkt.

Art. 6

Conditional Capital

The Company's share capital shall be increased by a maximum aggregate amount of CHF 44,434,798.56 through the issuance of a maximum of 4,840,392 fully paid in registered shares with a par value of CHF 9.18 per share by exercise of option rights which are granted the management and the directors of the Company as well as to shareholders.

The issuance of shares or option rights shall be based on one or several resolutions of the board of directors. The board of directors determines the issue price of shares and the exercise price of option rights, which may be lower than the market price. Furthermore, the board of directors determines the terms and conditions, which may be changed at any later time.

The right of the shareholders to exercise their statutory pre-emptive rights is excluded.

The new registered shares shall be subject to the transfer restrictions of Art. 8.

III. Aktienbuch, Eintragungsbeschränkungen, Nominees und Wirkungen des Eintrags

III. Share Register, Restrictions of Entry, Nominees and Effects of Entry

Art. 7
Aktienbuch, Eintragungsbeschränkungen und Nominees

Die Gesellschaft führt ein Aktienbuch, worin die Eigentümer und Nutzniesser mit ihren Namen und Vornamen, Wohnsitz, Adresse und Staatsangehörigkeit (bei juristischen Personen Firma und Firmensitz) eingetragen werden.

Erwerber von Namenaktien werden auf Antrag hin im Aktienbuch als Aktionäre mit Stimmrecht eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und auf eigene Rechnung erworben zu haben.

Der Verwaltungsrat kann Nominees bis maximal 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen. Nominees sind Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten. Der Verwaltungsrat kann Nominees mit mehr als 5% des im Handelsregister eingetragenen Namenaktienkapitals mit Stimmrecht im Aktienbuch eintragen, sofern der betreffende Nominee der Gesellschaft die Namen, Adressen und Aktienbestände derjenigen Personen bekannt gibt, für deren Rechnung er 0,5% oder mehr des im Handelsregister eingetragenen Namenaktienkapitals hält. Der Verwaltungsrat schliesst mit solchen Nominees Vereinbarungen, welche unter anderem die Vertretung der Aktionäre und der Stimmrechte regeln.

Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs oder Nominees Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der

Art. 7
Share Register, Restrictions of Entry and Nominees

The Company shall maintain a share register in which the full name, address and nationality (in case of legal entities, the registered office) of the holders and usufructuaries of registered shares are recorded.

Upon application with the Company, acquirers of registered shares will be recorded in the share register as shareholders with the right to vote, provided they explicitly declare to have acquired these registered shares in their own name and for their own account.

The board of directors may record nominees in the share register with the right to vote up to 5% of the shares which are outstanding according to the commercial register. For purposes of these articles of association, nominees are persons or entities who do not expressly declare in the application form to hold the shares for their own account. The board of directors may record nominees with more than 5% with the right to vote, provided that the relevant nominee discloses to the Company the name, address and shareholding of all those persons and entities for whose account he holds 0.5% or more of the share capital according to the commercial register. The board of directors shall enter into contractual agreements with such nominees regulating, without limitation, the representation of shareholders and the voting rights.

After having given to the registered shareholder or nominee the opportunity to be heard, the board of directors may cancel its registration as a shareholder,

Eintragung löschen, wenn diese durch falsche Angaben zustande gekommen sind. Der Betroffene muss über die Streichung sofort informiert werden.

with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

Juristische Personen und rechtsfähige Personengesellschaften, welche untereinander kapital- oder stimmenmässig durch einheitliche Leitung oder auf ähnliche Weise verbunden sind, sowie natürliche oder juristische Personen und Personengesellschaften, welche im Hinblick auf eine Umgehung der Eintragungsbeschränkungen koordiniert vorgehen, gelten im Bezug auf diese Bestimmung als eine Person.

Legal entities and associations that are linked together by capital, voting power, management or in other manner, as well as all persons, entities and partnerships that are acting in concert with a view to circumvent the percentage limit, shall be deemed as one person.

IV. Übertragungsbeschränkung

IV. Transfer Restrictions

Art. 8
Übertragungsbeschränkung

Die Übertragung der Aktien ist nach Massgabe von Art. 7 beschränkt.

Art. 8
Transfer Restrictions

The transfer of shares is restricted in accordance with Art. 7.

V. Aktien mit aufgeschobenem Titeldruck

V. Deferred printing of shares

Art. 9
Aktien mit aufgeschobenem Titeldruck

Der Aktionär kann jederzeit eine Bescheinigung bezüglich der Anzahl der in seinem Namen registrierten Aktien verlangen, welche durch die Gesellschaft herausgegeben wird. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien.

Die Gesellschaft kann, andererseits, jederzeit Urkunden für Namenaktien drucken und ausliefern, und mit dem Einverständnis des Aktionärs, herausgegebene Aktienzertifikate, die bei ihr eingeliefert werden, ersatzlos annullieren. Zertifikate über mehrere

Art. 9
Deferred printing of shares

The shareholder may at any time request a confirmation of the number of his registered shares, which is to be issued by the company. The shareholder is not entitled, however, to request the printing and delivery of certificates for registered shares.

The company may, on the other hand, at any time print and deliver certificates for registered shares, and may with the consent of the shareholder, cancel issued certificates that are delivered to it, without replacement. Certificates of several shares may at any time be

Aktien können jederzeit in Aktien mit kleinerer Stückelung oder in individuelle Aktien ausgetauscht werden.

exchanged into smaller sections or single shares.

Nichtverurkundete Namenaktien, einschliesslich daraus resultierende Rechte können nur durch Zession übertragen werden. Eine solche Zession bedarf zu ihrer Gültigkeit der Anzeige an die Gesellschaft. Werden nichtverurkundete Namenaktien im Auftrag des Aktionärs von einer Bank verwaltet, so können diese Aktien nur unter Mitwirkung der Bank übertragen werden.

Registered shares not evidenced by certificates and the rights resulting there from may be transferred only by assignment. In order to be valid, such assignment requires notification to the company. If a shareholder instructs a bank to manage registered shares not evidenced by certificates, such shares may only be transferred with the cooperation of this bank.

Nichtverurkundete Namenaktien können nur zugunsten der Bank, bei welcher der Aktionär diese buchmässig führen lässt, durch schriftlichen Pfandvertrag verpfändet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich.

Shares not evidenced by certificate can only be pledged by written agreement in favor of such bank, in which case no notification of the company is required.

VI. Organisation der Gesellschaft

VI. Organisation of the Company

A. Generalversammlung

A. General Meeting of Shareholders

Art. 10

Ordentliche und ausserordentliche Generalversammlungen

Art. 10

Annual and extraordinary General Meetings

Die ordentliche Generalversammlung findet jährlich statt, und zwar spätestens sechs Monate nach Schluss des Geschäftsjahres. Sie wird vom Verwaltungsrat, nötigenfalls von der Revisionsstelle, einberufen.

An ordinary shareholders' meeting is to be held yearly within six months following the close of the business year. It is called by the board of directors or, if necessary, by the auditors.

Ausserordentliche Generalversammlungen können vom Verwaltungsrat, den Liquidatoren, der Revisionsstelle oder einer Generalversammlung einberufen werden, so oft es die Interessen der Gesellschaft erfordern.

Extraordinary shareholders' meetings may be called by the board of directors, the liquidators, the auditors or a shareholders' meeting as often as necessary to safeguard the interests of the Company.

Ein oder mehrere Aktionäre, welche zusammen mindestens einen [Zehntel] des Aktienkapitals vertreten, können vom Verwaltungsrat unter Angabe des Verhandlungsgegenstandes und der Anträge

Stating the purpose of the meeting and the agenda to be submitted, one or more shareholders representing at least ten per cent of the share capital may request the board of directors, in writing to call

schriftlich verlangen, dass eine ausserordentliche Generalversammlung einberufen wird.

an extraordinary shareholders' meeting.

Die Generalversammlungen finden am Gesellschaftssitz oder an einem anderen, vom Verwaltungsrat zu bestimmenden Ort statt.

Shareholders' meetings are held at the domicile of the Company or at such other place as the board of directors shall determine.

Art. 11
Einberufung

Art. 11
Convening

Die Einladungen zu den Generalversammlungen erfolgen durch einmalige Publikation im Schweizerischen Handelsamtsblatt oder durch eingeschriebenen Brief an die im Aktienbuch eingetragenen Aktionäre. Zwischen dem Tag der Publikation oder dem Versand der Einladung und dem Tag der Generalversammlung müssen mindestens 20 Tage liegen. Die Einladung zur Generalversammlung muss die verschiedenen Traktanden und Anträge enthalten.

Notice of a shareholders' meeting is given by means of a single publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*) or by registered letter to the shareholders of record. Between the day of the publication or the mailing of the notice and the day of the meeting there must be a time period of not less than 20 days. The notice of the shareholders' meeting must indicate the agenda and the motions.

Aktionäre, die Aktien im Nennwert von mindestens CHF 1'000'000 vertreten können die Traktandierung eines Verhandlungspunktes verlangen. Das Begehren ist wenigstens 45 Tage vor der Generalversammlung schriftlich an den Verwaltungsrat zu richten und hat den Verhandlungsgegenstand und den Antrag zu nennen.

Shareholders who represent shares with a par value of at least CHF 1'000'000 may request that a motion is placed on the agenda. The request must be communicated to the board of directors in writing, by stating the item on the agenda and the corresponding motion, at least 45 days prior to the shareholders' meeting.

Art. 12
Stimmrecht und Vertretung der Aktionäre

Art. 12
Voting Rights and Proxies

In der Generalversammlung berechtigt jede Aktie zu einer Stimme. Vorbehalten bleiben Art. 693 Abs. 3 sowie Art. 704 Abs. 1 OR.

In a shareholders' meeting each share entitles its owner to one vote. Art. 693 Para. 3 and Art. 704 Para. 1 CO remain reserved.

Ein Aktionär kann sich mittels schriftlicher Vollmacht an der Generalversammlung durch einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen.

By means of a written proxy, each shareholder may have his shares represented in a shareholders' meeting by a third person who need not himself be a shareholder.

Art. 13
Beschlüsse und Wahlen

Art. 13
Resolutions and Elections

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen,

Unless mandatory statutory provisions or the articles of association provide other-

soweit nicht zwingende Bestimmungen des Gesetzes oder die Statuten etwas anderes bestimmen, ohne Rücksicht auf die Zahl der anwesenden Aktionäre und der vertretenen Aktien mit absoluter Mehrheit der vertretenen Aktienstimmen.

Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe.

Art. 14
Vorsitz, Protokoll und Stimmenzähler

Die Generalversammlung wird durch den Präsidenten des Verwaltungsrates geleitet oder in seiner Abwesenheit durch einen von der Versammlung gewählten Tagespräsidenten. Der Präsident bestimmt einen Protokollführer und einen Stimmenzähler, welche nicht Aktionäre zu sein brauchen.

Art. 15
Befugnisse

Die Generalversammlung hat folgende ausschliessliche Kompetenzen:

1. Änderung der Statuten;
2. Genehmigung des Jahresberichts und gegebenenfalls der Konzernrechnung;
3. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme unter Beachtung von Art. 671 und Art. 677 OR;
4. Déchargeerteilung an die Mitglieder des Verwaltungsrats;
5. Wahl des Verwaltungsrats;
6. Wahl der Revisionsstelle und - falls gesetzlich vorgeschrieben - der Konzernprüfer;
7. Beschlussfassung über alle andern Gegenstände, die gemäss Gesetz oder Statuten in die ausschliessliche

wise, the shareholders' meeting passes its resolutions and performs elections with the absolute majority of the votes represented at the meeting without regard to the number of shareholders present and shares represented in such meeting.

The chairman of the meeting decides on the voting procedure.

Art. 14
Chairman, minutes and vote counters

Shareholders' meetings are presided over by the chairman of the board of directors or, in his absence, by a chairman of the day to be elected by the shareholder' meeting. The chairman appoints a secretary and a scrutineer neither of whom need be shareholders.

Art. 15
Powers

The general shareholders' meeting has the following exclusive competences:

1. Amendments to the articles of association;
2. Approval of the annual report and, as the case may be, of the consolidated statements of accounts;
3. Approval of the annual financial statement as well as resolutions on the use of the balance sheet profits, in particular, the declaration of dividends and of profit sharing by directors subject to Art. 671 and Art. 677 CO.
4. Discharge of the members of the board of directors;
5. Election of the board members;
6. Election of the auditors and - if required by law - of the group auditors;
7. Resolutions on all other matters which, under the articles of association or according to the law,

Kompetenz der Generalversammlung fallen oder die ihr vom Verwaltungsrat zum Entscheid vorgelegt werden.

are in the exclusive competence of the shareholders' meeting or which have been submitted to the meeting for its decision by the board of directors.

B. Verwaltungsrat

B. Board of Directors

Art. 16

Anzahl Verwaltungsräte, Amtsdauer und Organisation

Der Verwaltungsrat setzt sich aus drei oder mehr Mitgliedern zusammen.

Die Amtsdauer der Verwaltungsratsmitglieder beträgt höchstens drei Jahre. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen. Die Amtsdauer wird für jedes Mitglied bei der Wahl festgelegt. Die jeweiligen Amtsperioden werden so aufeinander abgestimmt, dass jedes Jahr rund ein Drittel aller Verwaltungsratsmitglieder neu bzw. wiedergewählt wird.

Der Verwaltungsrat konstituiert sich selbst und wählt aus seiner Mitte einen Präsidenten.

Art. 16

Number of Directors, Term of Office and Organization

The board of directors shall be composed of three or more members.

The term of office of the members of the board of directors shall not exceed three years. For the purpose of this article, a year shall mean the period between two ordinary shareholders' meetings. The term of office for each member shall be determined upon such member's election. The individual terms of office of members shall be co-ordinated in such way that every year approximately one third of the members shall be subject to re-election or election.

The board of directors shall constitute itself autonomously and shall appoint its chairman.

Art. 17

Einberufung und Beschlussfassung

Der Präsident des Verwaltungsrats beruft die Sitzungen ein und leitet die Verhandlungen. Jedes Mitglied des Verwaltungsrats ist berechtigt, beim Präsidenten schriftlich die Einberufung einer Sitzung des Verwaltungsrats zu verlangen. Der Verwaltungsrat regelt im übrigen seine Beschlussfassung im Organisationsreglement.

Art. 17

Convening and Resolutions

The chairman of the board of directors calls the meetings and presides over the debates. Each director is entitled to request the calling of a meeting by giving written notice to the chairman. The board of directors sets out the particular rules on passing resolutions in the organisational regulations.

Art. 18

Aufgaben und Befugnisse

Der Verwaltungsrat leitet die Gesellschaft. Er beschliesst über alle Angelegenheiten der Gesellschaft, welche nicht durch Gesetz oder durch die Statuten in die Kompetenz eines anderen Organes fallen.

Art. 18

Duties and Powers

The board of directors governs the Company. It decides on all corporate matters not reserved by law or the articles of association for the shareholders' meeting or another governing body.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;

2. Die Festlegung der Organisation;

3. Die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie gegebenenfalls der Finanzplanung;

4. Die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen;

5. Die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;

6. Die Erstellung des Geschäftsberichtes sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;

7. Die Benachrichtigung des Richters im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er ist ermächtigt, die Geschäftsführung ganz oder zum Teil an einzelne Mitglieder oder an Dritte zu übertragen. Er erlässt hierfür ein Organisationsreglement.

The board of directors has the following non-transferable and non-alienable duties:

1. The ultimate management of the Company and the issuance of the necessary directives;

2. The establishment of the organization;

3. The structuring of the accounting system and of the financial controls and, if necessary, of the financial planning;

4. The appointment and removal of the persons entrusted with the management and the representation;

5. The ultimate supervision of the persons entrusted with the management, in particular, in view of compliance with the law, the articles of association, regulations and directives;

6. The preparation of the business report as well as the preparation of the general meeting of shareholders and the implementing of its resolutions;

7. The notification of the judge in case of overindebtedness.

The board of directors may entrust the preparation and the execution of its decisions or the supervision of certain transactions to committees or to particular members. It is empowered to transfer the management of the Company in whole or in part to one or several of its members or to third persons. For this purpose, the board of directors will issue organizational regulations.

C. Revisionsstelle und Konzernprüfer

Art. 19
Amtsdauer, Befugnisse und Pflichten

Als Revisionsstelle und Konzernprüfer ist eine Revisionsgesellschaft zu bestellen.

Die Revisionsstelle und der Konzernprüfer werden von der Generalversammlung für eine Amtsdauer von einem Jahr gewählt. Rechte und Pflichten der Revisionsstelle und des Konzernprüfers bestimmen sich nach den gesetzlichen Vorschriften.

Die Generalversammlung kann für eine Amtsdauer von drei Jahren eine Spezialrevisionsstelle wählen, welche die bei Kapitalerhöhungen verlangten Prüfungsbestätigungen abgibt.

C. Statutory and Group Auditors

Art. 19
Term of Office, Authority and Duties

An auditing company is to be appointed as Statutory and Group Auditors.

The general meeting of shareholders shall elect the Statutory and Group Auditors for a term of one year. The rights and duties of the Statutory and Group Auditors are determined by the provisions of the law.

The general meeting of shareholders may appoint Special Auditors for a term of three years, who provide the attestations required for capital increases.

VII. Geschäftsjahr, Geschäftsbericht, Bekanntmachungen, Liquidation

Art. 20
Geschäftsjahr

Der Verwaltungsrat bestimmt das Geschäftsjahr.

Auf den Schluss des Geschäftsjahres ist der Geschäftsbericht, bestehend aus der Jahresrechnung, dem Jahresbericht und gegebenenfalls einer Konzernrechnung, unter Beachtung der gesetzlichen Vorschriften zu erstellen (Art. 662 ff. OR).

VII. Business Year, Business Report, Notices, Liquidation

Art. 20
Fiscal Year

The fiscal year is to be determined by the board of directors.

At the end of each fiscal year, the business report, consisting of the annual accounts, the annual report and as the case may be, the consolidated accounts, is to be prepared pursuant to the statutory provisions (Art. 662 *et seq.* CO).

Art. 21

Vorlage zur Einsicht

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht vorzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird.

Art. 22

Mitteilungen und Bekanntmachungen

Mitteilungen der Gesellschaft an Aktionäre erfolgen brieflich, oder nach Ermessen des Verwaltungsrats durch eingeschriebenen Brief, Bekanntmachungen durch Publikation im Schweizerischen Handelsamtsblatt.

Art. 23

Auflösung und Liquidation

Im Falle der Auflösung der Gesellschaft wird die Liquidation durch den dann bestehenden Verwaltungsrat besorgt, sofern die Generalversammlung nichts anderes beschliesst.

Die Liquidatoren haben unbeschränkte Vollmacht, das gesamte Gesellschaftsvermögen zu liquidieren.

Art. 24

Massgebliche Version

Von diesen Statuten existieren eine deutsche und eine englische Version. Die deutsche Fassung ist massgeblich.

Zug, 22. August 2006

THOMAS STOLTZ, ZUG · Rechtsanwalt-Urkundsperson

Art. 21

Availability for Inspection

The business report and the report of the auditors must be available for inspection to the shareholders at the domicile of the Company at least twenty days preceding the ordinary shareholders' meeting. The Company must send a copy of these reports without delay to any shareholder upon request.

Art. 22

Notices and Publications

Notices of the Company to the shareholders are made by regular or, within the discretion of the board of directors, by registered mail, notices to third parties shall be made by publication in the Swiss Commercial Gazette (*Schweizerisches Handelsamtsblatt*).

Art. 23

Dissolution and Liquidation

In case of the Company's dissolution, the liquidation will be carried out by the board of directors then in office, unless the shareholders' meeting decides otherwise.

The liquidators have unencumbered power and authority to liquidate all corporate assets and wind up the Company.

Art. 24

Prevailing Version

A German and an English version exist of these articles of association. The German version shall prevail.

Zug, 22 August 2006

Document 10

Articles of Association

August 8, 2006

Company to provide

Document 11

Financial Report - Half Year 2007

August 24, 2007

Petroplus Financial Report – Half-Year 2007

For the six and three months ended June 30, 2007



Financial Highlights

		Half-Year		Second quarter	
		2007	2006	2007	2006
Selected Operating Data					
Revenue	in millions of USD	4,457.6	3,009.6	2,742.5	1,538.6
Gross margin	in millions of USD	381.1	197.3	254.2	48.8
Net income / (loss) from continuing operations	in millions of USD	105.0	52.4	52.3	(9.3)
Net income / (loss)	in millions of USD	98.6	148.1	48.3	(3.3)
Basic earnings per share	in USD	1.54	3.88	0.72	(0.09)
Diluted earnings per share	in USD	1.49	3.88	0.70	(0.09)

		June 30, 2007	December 31, 2006
Selected Balance Sheet Data			
Cash and short-term deposits	in millions of USD	154.2	91.6
Total assets	in millions of USD	6,716.2	3,014.8
Total interest-bearing loans and borrowings	in millions of USD	1,630.2	-
Total equity	in millions of USD	2,270.1	1,555.1
Selected Share Data [1]			
(ISIN: CH0027752242; Symbol: PPHN)			
Issued shares at period end	Number	68,636,600	61,036,600
Nominal value	in CHF	9.18	9.18
Share price at period end	in CHF	125.80	74.00
Market capitalization at period end	in millions of CHF	8,634	4,517

[1] The shares of Petroplus Holdings AG were traded on the SWX Swiss Stock Exchange on November 30, 2006 for the first time.

Forward Looking Statement
Certain portions of this document contain forward-looking statements that reflect our current judgment regarding conditions we anticipate will exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include matters that are not historical facts. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described in this report and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Outlook" and elsewhere in this document. Any prospective financial information included in this document are not facts and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information.

Operating and Financial Review

Management Discussion and Analysis of the Financial Condition and the Results of Operations

Interim Financial Statements

Condensed Consolidated Financial Statements of Petroplus Holdings AG

27 Condensed Consolidated Income Statements for the six and three months ended June 30, 2007 and 2006

28 Condensed Consolidated Balance Sheets at June 30, 2007 and December 31, 2006

29 Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2007 and 2006

30 Condensed Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2007 and 2006

31 Notes to the Condensed Consolidated Financial Statements

40 Review Report of the Group Auditors

(This page has been left blank intentionally.)

Operating and Financial Review

Management Discussion and Analysis of the Financial Condition and the Results of Operations

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus Holdings AG Interim Financial Statements and the related notes to those financial statements included elsewhere in this Half-Year Report. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about future business developments. As a result of many factors, including the risks set forth under the caption "Risks Relating to Our Business and Our Industry" and elsewhere in this Half-Year Report, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

Petroplus Holdings AG, together with its subsidiaries, ("Petroplus", the "Company", "we", "our", or "us") is the largest independent refiner and wholesaler of petroleum products in Europe. We are focused on refining and currently own and operate five refineries across Europe: the Coryton refinery in Coryton, United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation ("BRC") refinery in Antwerp, Belgium, the Cressier refinery in Cressier, Switzerland and the Teesside refinery in Teesside, United Kingdom. The five refineries have a combined crude oil throughput capacity of approximately 625,000 barrels per day ("bpd"). On August 2, 2007, we announced that we intend to acquire the Petit Couronne and Reichstett Vendenheim refineries, located in France, from Shell International Petroleum Company Limited. The Petit Couronne refinery and the Reichstett Vendenheim refinery have a total throughput capacity of 154,000 bpd and 85,000 bpd, respectively. After successful completion of these intended acquisitions, the company will have a combined crude oil throughput capacity of approximately 864,000 bpd.

We sell our refined petroleum products to distributors and end customers, primarily in Germany, Switzerland, the United Kingdom and the Benelux countries, as well as on the spot market. We also own and operate a bitumen and gasoil processing facility in Antwerp, Belgium.

Factors Affecting Comparability

Acquisition of the Coryton Refinery

On May 31, 2007, we completed the purchase of the Coryton Refinery located on the Thames Estuary in the United Kingdom. The preliminary purchase price, including inventory and other adjustments totaled approximately USD 1.6 billion and was financed with proceeds from our issuance of corporate bonds, cash on hand and drawings under our working capital facilities. The Coryton refinery and the related assets and liabilities are included in the Condensed Consolidated Balance sheet as of June 30, 2007, based on a preliminary purchase price allocation performed upon the closing of the transaction. The Condensed Consolidated Income and Cash Flow Statements include one month of operations of the Coryton refinery for the period ended June 30, 2007.

Acquisition of the Ingolstadt Refinery

On March 31, 2007, we completed the purchase of the Ingolstadt refinery located in Ingolstadt, Germany, together with selected wholesale operations. The preliminary purchase price, including inventory and other adjustments totaled approximately USD 627.5 million and was financed with cash on hand and drawings under our working capital facilities. The final purchase price is subject to inventory and working capital adjustments, currently estimated at approximately USD 69.5 million, which have been accrued for in our quarterly financials. The Ingolstadt refinery and other related assets are included in the Condensed Consolidated Balance Sheet as of June 30, 2007, based on a preliminary purchase price allocation performed upon the closing of the transaction. The Condensed Consolidated Income and Cash Flow Statements include three months of operations of the Ingolstadt refinery for the period ended June 30, 2007.

Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, we acquired European Petroleum Holdings N.V. ("EPH" or "BRC") and its subsidiaries, an oil refining and distribution group. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprised the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. Petroplus International B.V. ("PPI") performed a preliminary purchase price allocation as of May 31, 2006, and at that time no intangible assets or goodwill were identi-

fied. The valuation of the assets was finalized during the second quarter of 2007, the preliminary purchase price allocation was adjusted as necessary. The Condensed Consolidated Income and Cash Flow Statements include only one month of operations of the EPH Group for the period ended June 30, 2006.

Corporate Structure, Initial Public Offering and Extinguishment of Debt

In August 2006, RIVR Holding B.V., the shareholder of RIVR Acquisition B.V. ("RIVR"), contributed its shares in RIVR to Argus Atlantic Energy Ltd. ("Argus") in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. Argus subsequently transferred their registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG. On November 30, 2006, Petroplus Holdings AG completed an Initial Public Offering (the "IPO") of 18.0 million registered shares. In combination with the offering, RIVR Holding B.V. sold approximately 66.3% of its 94.5% stake in Petroplus Holdings AG in a secondary offering of 22.0 million shares. On December 5, 2006, upon exercise of the over-allotment option, another 6.0 million shares were sold into the market, of which 45.0% or 2.7 million shares were provided by Petroplus Holdings AG and 55.0% or 3.3 million shares were sold by RIVR Holding B.V. We used the proceeds from the offering as well as the proceeds of RIVR Holding B.V.'s repayment of its note to PPI to pay down all of our outstanding borrowings.

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our materials cost fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less materials cost) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and re-

fined petroleum product prices. When these prices are combined in a formula they provide a single value - a gross margin per barrel – that, when multiplied by a throughput number, provides an approximation of the gross margin generated by refining activities.

As the performance of our refineries does not closely follow any of the currently published industry benchmark refining margins, we have created benchmark refinery margins, based upon publicly available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. The benchmark refining margins for the five refineries we operated during the first half of 2007 are set forth in the following table:

Benchmark Refining Margins

Coryton refinery 5/2/2/1	five Dated Brent/two gasoline/ two ULSD/one 3.5% fuel oil
Ingolstadt refinery 10/1/3/5/1	ten Dated Brent/one Naphtha/ three gasoline/five ULSD/one 3.5% fuel oil
BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/ two gasoil/two VGO/ one 3.5% fuel oil
Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one Naphtha/ two ULSD/two straight-run fuel oil

Each of the benchmark refining margins for our refineries are expressed in US dollars per barrel and should be used as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil processed, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices [1]

(in USD per barrel)	For the six months ended June 30, 2007	June 30, 2006
Crude Oil		
Dated Brent	63.36	65.86
Products Differential to Dated Brent [1] [3]		
Naphtha	5.32	(1.75)
95 RON gasoline	14.67	9.87
ULSD	15.37	15.83
Gasoil [2]	10.98	11.93
1% Fuel Oil	(20.66)	(17.57)
3.5% Fuel Oil	(18.96)	(18.71)

(in USD per barrel)	For the three months ended June 30, 2007	June 30, 2006
Crude Oil		
Dated Brent	68.73	69.80
Products Differential to Dated Brent [1] [4]		
Naphtha	6.42	(2.17)
95 RON gasoline	19.99	14.75
ULSD	15.78	17.55
Gasoil [2]	11.11	13.09
1% Fuel Oil	(21.53)	(21.26)
3.5% Fuel Oil	(18.93)	(20.96)

Source: Bloomberg

[1] Average of daily prices for trading days during the relevant period.

[2] Based on the quoted price for heating oil.

[3] Straight run fuel oil and VGO represented 87% and 98% of Dated Brent for the six months ended June 30, 2007, respectively. Straight run fuel oil and VGO represented 88% and 93% of Dated Brent for the six months ended June 30, 2006, respectively.

[4] Straight run fuel oil and VGO represented 87% and 98% of Dated Brent for the three months ended June 30, 2007, respectively. Straight run fuel oil and VGO represented 86% and 94% of Dated Brent for the three months ended June 30, 2006, respectively.

Hedging Activities

Our refineries' results can differ from the reference benchmarks due to hedging or price-risk management activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity prices, foreign currency fluctuations and interest rate risks, respectively. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item "Materials Cost" in the case of commodity instrument hedges and under the line item "Financial income / (expense), net" in the case of interest rate swaps and forward currency hedges.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin and inventory hedges. We were previously required to maintain certain levels of refining margin and inventory hedges in order to comply with our historical senior term debt and working capital facilities. Following our IPO in November 2006, we repaid and cancelled our senior term debt and renegotiated our working capital facilities to eliminate these hedging requirements. Our Materials Cost included losses primarily relating to refining margin hedges of USD 10.6 million and USD 24.0 million for the three months ended June 30, 2007 and 2006, respectively. As of June 30, 2007, we had limited refining margin hedges in place. After the open contracts price over the remaining contract period in 2007, we will have no remaining refining margin hedges in place. We currently have no plans to continue this hedging program.

See also "Outlook - Quantitative and Qualitative Disclosure About Market Risks - Commodity Price Risk" and "Outlook - Risks Relating to Our Business and Our Industry".

Other Factors

We currently source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchases based on spot market pricing have given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our Coryton, Ingolstadt, BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees, contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity, natural gas and chemicals.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and sale of the related refined petroleum products, the market value of the crude oil and products may change as prices related to the fixed purchase and sale commitments rise and fall. To mitigate this market risk, we purchase futures / forward contracts to offset our fixed price commitments. Our purchase and sale of futures and swaps contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed price purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Our operating results are also affected by the safety, reliability and environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. We manage the financial impact of planned downtime, such as major turnaround maintenance, through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

The tables below provide supplementary income statement and operating data for Petroplus. Selected items in each of the periods are discussed separately below.

Financial income data	(Unaudited) For the six months ended		(Unaudited) For the three months ended	
(in millions of USD, except per share data)	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Continuing operations				
Revenue	4,457.6	3,009.6	2,742.5	1,538.6
Materials cost	(4,076.5)	(2,812.3)	(2,488.3)	(1,489.8)
Gross margin	**381.1**	**197.3**	**254.2**	**48.8**
Personnel expenses	(89.5)	(50.6)	(57.5)	(31.6)
Operating expenses	(103.1)	(48.1)	(67.2)	(23.9)
Depreciation and amortization	(55.5)	(23.2)	(36.4)	(11.0)
Other administrative expenses	(23.6)	(6.5)	(13.8)	(1.9)
Operating profit / (loss)	**109.4**	**68.9**	**79.3**	**(19.6)**
Financial (expense) / income, net	(16.2)	2.3	(19.7)	10.2
Foreign currency exchange loss	(0.1)	(0.8)	(1.7)	-
Share of loss from associates	-	(0.2)	-	(0.1)
Profit / (loss) before income taxes	**93.1**	**70.2**	**57.9**	**(9.5)**
Income tax benefit / (expense)	11.9	(17.8)	(5.6)	0.2
Net income / (loss) from continuing operations	**105.0**	**52.4**	**52.3**	**(9.3)**
(Loss) / gain from discontinued operations, net of tax	**(6.4)**	**95.7**	**(4.0)**	**6.0**
Net income / (loss)	**98.6**	**148.1**	**48.3**	**(3.3)**
Other financial data				
Hedging (loss) / gain [1]	(2.1)	55.8	(10.6)	(24.0)
Net income / (loss) per share available to shareholders (in USD):				
Basic	1.54	3.88	0.72	(0.09)
Diluted	1.49	3.88	0.70	(0.09)
Weighted average shares outstanding (in million shares):				
Basic	63.8	38.1	66.6	38.1
Diluted	65.8	38.1	68.7	38.1

[1] Represents the (loss) / gain on refining margin commodity hedges. Excludes gains and losses on other commodity hedges in relation to price management activities in the ordinary course of business.

Footnotes for the tables on page 9, 10/11 and 12/13

** Not relevant.

[1] We manage our refinery business, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes the business results shown here have been allocated to the individual refineries. Since crude oil is often purchased and priced well in advance of the time that it is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may significantly vary from those that would be determined with reference to benchmark market indicators. We manage this price risk on a total Company basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS. We believe that this individual refinery information is helpful in understanding our overall operating results.

[2] Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future.

[3] We acquired the Coryton refinery on May 31, 2007, total throughput for the three months ended June 30, 2007 reflects 30 days of operations over that period. Total throughput averaged 205,500 bpd during the 30 days of operations for the second quarter. Benchmark indicators reflect the average prices from the applicable time period of Petroplus ownership.

[4] We acquired the Ingolstadt refinery on March 31, 2007; therefore the volumetric data for the six months ended June 30, 2007 includes only three months of operations. Benchmark indicators reflect the average prices from the applicable time period of Petroplus ownership.

[5] We acquired the BRC refinery on May 31, 2006; therefore the volumetric data for the three and six months ended June 30, 2006 includes only one month of operations. Benchmark indicators reflect the average prices from the applicable time period of Petroplus ownership.

Market indicators

(in USD per barrel)	For the six months ended June 30, 2007	For the six months ended June 30, 2006	For the three months ended June 30, 2007	For the three months ended June 30, 2006
Dated Brent	63.36	65.85	68.73	69.80
Benchmark refining margins				
5/2/2/1 benchmark refining margin (Coryton) [3]	9.26	**	9.26	**
10/1/3/5/1 benchmark refining margin (Ingolstadt) [4]	12.63	**	12.63	**
6/1/2/2/1 benchmark refining margin (BRC) [5]	2.45	3.20	3.34	3.20
7/2/4/1 benchmark refining margin (Cressier)	7.51	7.13	8.98	8.66
5/1/2/2 benchmark refining margin (Teesside)	3.86	2.87	4.14	2.64

(in thousands of bpd, except as noted)	For the six months ended June 30, 2007	For the six months ended June 30, 2006	For the three months ended June 30, 2007	For the three months ended June 30, 2006
Selected Volumetric and Per Barrel Data [1]				
Total crude unit throughput:				
Coryton [3]	23.7	**	47.2	**
Ingolstadt [4]	47.5	**	94.5	**
BRC [5]	45.2	16.8	6.9	33.3
Cressier	45.1	63.6	32.6	62.5
Teesside	93.5	89.9	93.2	67.7
Total crude throughput	**255.0**	**170.3**	**274.4**	**163.5**
Total other throughput:				
Coryton [3]	10.3	**	20.6	**
Ingolstadt [4]	1.4	**	2.8	**
BRC [5]	6.2	-	6.5	-
Cressier	1.3	1.8	0.7	1.9
Teesside	0.1	-	0.2	-
Total other throughput	**19.3**	**1.8**	**30.8**	**1.9**
Total throughput	**274.3**	**172.1**	**305.2**	**165.4**
Total throughput (millions of barrels)	**49.6**	**31.2**	**27.8**	**15.1**
Gross margin (USD per barrel of total throughput) [1] [2]				
Coryton [3]	10.03	**	10.00	**
Ingolstadt [4]	8.10	**	8.10	**
BRC [5]	7.95	3.98	24.11	3.99
Cressier	5.35	5.47	8.78	6.84
Teesside	5.06	2.15	6.21	1.35
Operating expenses (USD per barrel of total throughput) [1]				
Coryton [3]	3.61	**	3.60	**
Ingolstadt [4]	2.54	**	2.54	**
BRC [5]	3.67	1.61	14.35	1.62
Cressier	2.98	1.93	3.98	1.83
Teesside	1.25	1.35	1.21	1.77

(in thousands of bpd, except as noted)	Total	
Throughput		
Crude Unit Throughput		
Light sweet	159.3	58%
Light sour	27.3	10%
Medium sour	52.6	19%
Heavy sour	15.8	6%
Total Crude Unit Throughput	**255.0**	**93%**
Other throughput	19.3	7%
Total Throughput	**274.3**	**100%**
Production		
Light Products		
Gasoline	45.2	16%
Diesels and gasoils	116.4	42%
Jet fuel	12.8	5%
Petrochemicals	2.0	1%
Naphtha	28.4	10%
LPG	9.1	3%
Total Light Products	**213.9**	**77%**
Low sulfur straight run	32.1	12%
Fuel oil	22.8	8%
Solid by-products / fuel consumed in process / fuel loss	10.0	4%
Total Production	**278.8**	**101%**

(in thousands of bpd, except as noted)	Total	
Throughput		
Crude Unit Throughput		
Light sweet	137.1	80%
Heavy sweet	5.7	3%
Light sour	-	-
Medium sour	21.0	12%
Heavy sour	6.5	4%
Total Crude Unit Throughput	**170.3**	**99%**
Other throughput	1.8	1%
Total Throughput	**172.1**	**100%**
Production		
Light Products		
Gasoline	17.5	10%
Diesels and gasoils	67.8	39%
Jet fuel	9.0	5%
Petrochemicals	0.4	0%
Naphtha	22.1	13%
LPG	3.9	2%
Total Light Products	**120.7**	**69%**
Low sulfur straight run	32.9	19%
Fuel oil	13.4	8%
Solid by-products / fuel consumed in process / fuel loss	4.5	3%
Total Production	**171.5**	**99%**

Six Months Ended June 30, 2007

Coryton [3]		Ingolstadt [4]		BRC [5]		Cressier		Teesside	
23.7	70%	13.8	28%	-	-	28.3	61%	93.5	100%
-	-	27.3	56%	-	-	-	-	-	-
-	-	3.1	6%	32.7	64%	16.8	36%	-	-
-	-	3.3	7%	12.5	24%	-	-	-	-
23.7	**70%**	**47.5**	**97%**	**45.2**	**88%**	**45.1**	**97%**	**93.5**	**100%**
10.3	30%	1.4	3%	6.2	12%	1.3	3%	0.1	0%
34.0	**100%**	**48.9**	**100%**	**51.4**	**100%**	**46.4**	**100%**	**93.6**	**100%**
14.4	42%	13.9	28%	5.0	10%	11.9	26%	-	-
10.4	31%	21.7	44%	32.4	63%	21.2	46%	30.7	33%
3.3	10%	1.3	3%	-	-	3.1	7%	5.1	5%
0.5	1%	1.0	2%	-	-	0.5	1%	-	-
-	-	3.1	6%	0.6	1%	-	-	24.7	26%
0.5	1%	4.6	9%	1.7	3%	2.3	5%	-	-
29.1	**85%**	**45.6**	**92%**	**39.7**	**77%**	**39.0**	**85%**	**60.5**	**64%**
-	-	-	-	-	-	-	-	32.1	34%
4.9	14%	2.7	6%	9.6	19%	5.6	12%	-	-
1.7	5%	2.4	5%	2.4	5%	2.2	5%	1.3	1%
35.7	**104%**	**50.7**	**103%**	**51.7**	**101%**	**46.8**	**102%**	**93.9**	**99%**

Six Months Ended June 30, 2006

Coryton [3]		Ingolstadt [4]		BRC [5]		Cressier		Teesside	
**	**	**	**	0.2	1%	47.0	72%	89.9	100%
**	**	**	**	-	-	5.7	9%	-	-
**	**	**	**	-	-	-	-	-	-
**	**	**	**	14.7	88%	6.3	10%	-	-
**	**	**	**	1.9	11%	4.6	7%	-	-
**	**	**	**	**16.8**	**100%**	**63.6**	**97%**	**89.9**	**100%**
**	**	**	**	-	-	1.8	3%	-	-
**	**	**	**	**16.8**	**100%**	**65.4**	**100%**	**89.9**	**100%**
**	**	**	**	1.6	10%	15.9	24%	-	-
**	**	**	**	10.2	61%	28.3	43%	29.3	33%
**	**	**	**	-	-	4.8	7%	4.2	5%
**	**	**	**	-	-	0.4	1%	-	-
**	**	**	**	0.3	2%	-	-	21.8	24%
**	**	**	**	0.4	2%	3.5	5%	-	-
**	**	**	**	**12.5**	**75%**	**52.9**	**80%**	**55.3**	**62%**
**	**	**	**	-	-	-	-	32.9	37%
**	**	**	**	3.9	23%	9.5	15%	-	-
**	**	**	**	0.8	5%	2.5	4%	1.2	1%
**	**	**	**	**17.2**	**103%**	**64.9**	**99%**	**89.4**	**100%**

(in thousands of bpd, except as noted)	Total	
Throughput		
Crude Unit Throughput		
Light sweet	187.4	61%
Light sour	54.3	18%
Medium sour	25.3	8%
Heavy sour	7.4	2%
Total Crude Unit Throughput	**274.4**	**90%**
Other throughput	30.8	10%
Total Throughput	**305.2**	**100%**
Production		
Light Products		
Gasoline	67.5	22%
Diesels and gasoils	118.6	39%
Jet fuel	14.6	5%
Petrochemicals	3.4	1%
Naphtha	31.4	10%
LPG	12.7	4%
Total Light Products	**248.2**	**81%**
Low sulfur straight run	31.5	10%
Fuel oil	20.6	7%
Solid by-products / fuel consumed in process / fuel loss	12.9	4%
Total Production	**313.2**	**102%**

(in thousands of bpd, except as noted)	Total	
Throughput		
Crude Unit Throughput		
Light sweet	113.9	69%
Light sour	-	-
Medium sour	41.7	25%
Heavy sour	7.9	5%
Total Crude Unit Throughput	**163.5**	**99%**
Other throughput	1.9	1%
Total Throughput	**165.4**	**100%**
Production		
Light Products		
Gasoline	19.3	12%
Diesels and gasoils	68.5	41%
Jet fuel	6.9	4%
Petrochemicals	0.6	0%
Naphtha	17.1	10%
LPG	4.4	3%
Total Light Products	**116.8**	**70%**
Low sulfur straight run	24.6	15%
Fuel oil	19.1	12%
Solid by-products / fuel consumed in process / fuel loss	5.0	3%
Total Production	**165.5**	**100%**

Three Months Ended June 30, 2007

Coryton [3]		Ingolstadt [4]		BRC [5]		Cressier		Teesside	
47.2	70%	27.5	28%	-	-	19.5	59%	93.2	100%
-	-	54.3	56%	-	-	-	-	-	-
-	-	6.2	6%	6.1	46%	13.0	39%	-	-
-	-	6.5	7%	0.8	6%	0.1	0%	-	-
47.2	**70%**	**94.5**	**97%**	**6.9**	**51%**	**32.6**	**98%**	**93.2**	**100%**
20.6	30%	2.8	3%	6.5	49%	0.7	2%	0.2	0%
67.8	**100%**	**97.3**	**100%**	**13.4**	**100%**	**33.3**	**100%**	**93.4**	**100%**
28.6	42%	27.6	28%	2.3	17%	9.0	27%	-	-
20.7	31%	43.1	44%	7.7	57%	15.3	46%	31.8	34%
6.6	10%	2.6	3%	-	-	1.5	5%	3.9	4%
1.1	2%	1.9	2%	-	-	0.4	1%	-	-
-	-	6.3	6%	-	-	-	-	25.1	27%
1.0	1%	9.2	9%	0.6	4%	1.9	6%	-	-
58.0	**86%**	**90.7**	**92%**	**10.6**	**78%**	**28.1**	**85%**	**60.8**	**65%**
-	-	-	-	-	-	-	-	31.5	34%
9.7	14%	5.3	5%	1.7	13%	3.9	12%	-	-
3.4	5%	4.9	5%	1.4	10%	2.0	6%	1.2	1%
71.1	**105%**	**100.9**	**102%**	**13.7**	**101%**	**34.0**	**103%**	**93.5**	**100%**

Three Months Ended June 30, 2006

Coryton [3]		Ingolstadt [4]		BRC [5]		Cressier		Teesside	
**	**	**	**	0.3	1%	45.9	71%	67.7	100%
**	**	**	**	-	-	-	-	-	-
**	**	**	**	29.1	87%	12.6	20%	-	-
**	**	**	**	3.9	12%	4.0	6%	-	-
**	**	**	**	**33.3**	**100%**	**62.5**	**97%**	**67.7**	**100%**
**	**	**	**	-	-	1.9	3%	-	-
**	**	**	**	**33.3**	**100%**	**64.4**	**100%**	**67.7**	**100%**
**	**	**	**	3.1	9%	16.2	25%	-	-
**	**	**	**	20.2	61%	25.6	40%	22.7	34%
**	**	**	**	-	-	4.6	7%	2.3	3%
**	**	**	**	-	-	0.6	1%	-	-
**	**	**	**	0.6	2%	-	-	16.5	24%
**	**	**	**	0.7	2%	3.7	6%	-	-
**	**	**	**	**24.6**	**74%**	**50.7**	**79%**	**41.5**	**61%**
**	**	**	**	-	-	-	-	24.6	36%
**	**	**	**	7.7	23%	11.4	18%	-	-
**	**	**	**	1.6	5%	2.4	4%	1.0	1%
**	**	**	**	**33.9**	**102%**	**64.5**	**101%**	**67.1**	**98%**

Six months ended June 30, 2007 Compared to June 30, 2006

Overview
Our operating profit was USD 109.4 million for the six months ended June 30, 2007 as compared to USD 68.9 million for the same period in 2006. Income from continuing operations for the six months ended June 30, 2007 was USD 105.0 million as compared to USD 52.4 million for the same period in 2006. Our net income available to shareholders was USD 98.6 million (USD 1.49 per diluted share) for the six months ended June 30, 2007 as compared to USD 148.1 million (USD 3.88 per diluted share) in the same period in 2006.

The prior period consolidated results include significant gains realized in the six months ended June 30, 2006, which were not recurring in the six months ended June 30, 2007, relating to our discontinued refining margin hedging program and gains from sales of discontinued operations. The results from continuing operations for the six months ended June 30, 2007 included a loss of USD 2.1 million versus a gain of USD 55.8 million in the same period in 2006 related to our refining margin commodity hedges. The results from discontinued operations include a loss of USD 6.4 million for the six months ended June 30, 2007 versus a gain of USD 95.7 million in the same period in 2006. Additionally, the results of operations for the six months ended June 30, 2007 includes operations of the Ingolstadt refinery for three months, the Coryton refinery for one month and BRC, which was acquired on May 31, 2006.

Revenue
Our revenue increased by USD 1,448.0 million, or 48%, to USD 4,457.6 million for the six months ended June 30, 2007 from USD 3,009.6 million for the six months ended June 30, 2006. The increase in revenue was attributable to the acquisition of the Ingolstadt and Coryton refineries in the second quarter of 2007 and the acquisition of BRC on May 31, 2006. Additionally the market experienced higher refined petroleum product prices during the first six months of 2007 in comparison to the same period in 2006.

Gross Margin
Our gross margin increased by USD 183.8 million, or 93%, to USD 381.1 million for the six months ended June 30, 2007 from USD 197.3 million for the six months ended June 30, 2006. The increased gross margin for the six months ended June 30, 2007 was principally driven by the acquisitions of the Ingolstadt refinery (three months of operations), the Coryton refinery (one month of operations) and the BRC refinery (one month of operations in 2006). This was offset by the decrease in our refining margin hedging program. The net impact of our refining margin commodity hedges was a loss of USD 2.1 million for the six months ended June 30, 2007 as compared to a gain of USD 55.8 million for the same period in 2006.

Our 5/2/2/1/ benchmark refining margin for Coryton averaged USD 9.26 per barrel for the one month ended June 30, 2007. Our 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery averaged USD 12.63 per barrel for the three months ended June 30, 2007. Our 6/1/2/2/1 benchmark refining margin for the BRC refinery averaged USD 2.45 per barrel for the six months ended June 30, 2007 and USD 3.20 per barrel for the one month ended June 30, 2006. Our 7/2/4/1 benchmark refining margin for the Cressier refinery increased 5% for the six months ended June 30, 2007 as compared to the same period in 2006. This is primarily due to the higher gasoline premiums to Dated Brent partially offset by a decreased premium of heating oil to Dated Brent. Our 5/1/2/2 benchmark refining margin for the Teesside refinery was 34% higher in the six months ended June 30, 2007 as compared to the same period in 2006. This increase was primarily driven by the increase in the price of Naphtha, which has historically been at a discount to Dated Brent and increased to significant premiums in 2007.

Refinery Operations
Coryton. The Coryton refinery was acquired on May 31, 2007 and therefore reflects only one month of operations. The Coryton refinery's total throughput rate for the one month ended June 30, 2007 averaged 205,500 bpd.

Ingolstadt. The Ingolstadt refinery was acquired on March 31, 2007 and therefore reflects only 3 months of operations. The Ingolstadt refinery's total throughput rate for the three months ended June 30, 2007 averaged approximately 97,300 bpd.

BRC. For the six months ended June 30, 2007, the BRC refinery's total throughput rate averaged approxi-

mately 51,300 bpd. For the one month ending June 30, 2006, the total throughput rate averaged approximately 101,360 bpd. For most of the second quarter of 2007, the refinery was impacted by the largest scheduled maintenance shutdown in its history to undertake improvements in safety and environmental areas as well as to increase reliability and productivity. This program was completed early in the third quarter of 2007.

Cressier. For the six months ended June 30, 2007, the Cressier refinery's total throughput rate averaged approximately 46,400 bpd. For the same period in 2006, the Cressier refinery's total throughput rate averaged approximately 65,400 bpd. The reduced rate in 2007 reflects the impact of the planned maintenance shutdown during the second quarter of 2007 which lasted approximately 41 days.

Teesside. For the six months ended June 30, 2007, the Teesside refinery's total throughput rate averaged approximately 93,600 bpd. For the same period in 2006, the Teesside refinery's total throughput rate averaged approximately 89,900 bpd. The reduced throughput rates in 2006 reflect a planned maintenance turnaround in the second quarter of 2006 which lasted approximately 30 days.

Antwerp Processing Facility. Our Antwerp processing facility's operating loss before depreciation charges for the six months ended June 30, 2007 was USD 1.2 million as compared to a loss of USD 6.6 million in 2006. The decrease in loss represents operational improvement associated with its contracts and increased rental income from tank storage fees from customers.

Personnel Expenses

Our personnel expenses increased by USD 38.9 million to USD 89.5 million for the six months ended June 30, 2007 from USD 50.6 million for the same period in 2006. This increase in personnel expenses was principally due to the BRC acquisition on May 31, 2006, the Ingolstadt refinery acquisition on March 31, 2007, the Coryton refinery acquisition on May 31, 2007 and an increase in employees at headquarters which in turn resulted in an increase in salaries and related expenses.

Operating Expenses

Our operating expenses increased by USD 55.0 million to USD 103.1 million for the six months ended June 30, 2007 from USD 48.1 million for the same period in 2006. The increase is primarily attributable to the BRC, Ingolstadt and Coryton acquisitions, and additional safety, health, and environmental compliance expenditures.

Depreciation and Amortization

Our depreciation and amortization expenses increased by USD 32.3 million, to USD 55.5 million for the six months ended June 30, 2007 from USD 23.2 million for the same period in 2006. The increase is mainly attributable to the additional depreciation associated with the BRC, Ingolstadt and Coryton acquisitions.

Other Administrative Expenses

Our other administrative expenses increased by USD 17.1 million to USD 23.6 million for the six months ended June 30, 2007 from USD 6.5 million for the same period in 2006. This increase was principally due to increased costs associated with the acquisition of the BRC, Ingolstadt and Coryton refineries. Additionally, the company has incurred increased costs related to the development of our internal audit department, various IT upgrade projects and higher corporate rental expense.

Financial Income / (Expense), Net

Our net financial expense increased by USD 18.5 million to USD 16.2 million for the six months ended June 30, 2007 from a net financial income of USD 2.3 million in the same period for 2006. The increase in net financial expense in 2007 was mainly due to the increase in interest expense related to our issuance of USD 1.2 billion senior notes and borrowings under our working capital facilities to finance our Coryton acquisition and write-offs of capitalized refinancing expenses.

Foreign Currency Exchange Loss

Our foreign currency exchange results represented a loss of USD 0.1 million for the six months ended June 30, 2007 as compared to a loss of USD 0.8 million in the same period for 2006.

Income Tax Benefit / (Expense)

Our income tax benefit was USD 11.9 million for the six months ended June 30, 2007 compared to an expense of USD 17.8 million in 2006. Our estimated effective tax rate of 10% for 2007 was applied to results for the six months ended June 30, 2007. Our tax rate was impacted by the release of a valuation allowance of approximately USD 21.3 million in connection with the Ingolstadt acquisition.

Second Quarter 2007 Compared to the Second Quarter 2006

Overview

Our operating profit was USD 79.3 million for the three months ended June 30, 2007 as compared to an operating loss of USD 19.6 million for the same period in 2006. Income from continuing operations for the three months ended June 30, 2007 was USD 52.3 million as compared to a loss of USD 9.3 million for the same period in 2006. Our net income available to shareholders was USD 48.3 million (USD 0.70 per diluted share) for the three months ended June 30, 2007 as compared to a net loss of USD 3.5 million (USD (0.09) per diluted share) for the same period in 2006.

Overall the increase in consolidated results was principally due to the additional operations of the Ingolstadt and Coryton refineries which were acquired on March 31, 2007 and May 31, 2007, respectively. Therefore, the results of operations for the second quarter 2007 include three months of operations for Ingolstadt and one month of operations for Coryton. Additionally, the results from continuing operations in the second quarter of 2007 included a loss of USD 10.6 million versus a loss of USD 24.0 million in the second quarter of 2006 related to our refining margin commodity hedges. The sale of discontinued operations resulted in a loss of USD 4.0 million in the second quarter of 2007 versus a gain of USD 6.0 million in the second quarter of 2006.

Revenue

Our revenue increased by USD 1,203.9 million, or 78%, to USD 2,742.5 million for the three months ended June 30, 2007 from USD 1,538.6 million for the same period in 2006. The increase in revenue was mainly attributable to the acquisition of the Ingolstadt and Coryton refineries in the second quarter of 2007.

Gross Margin

Our gross margin increased by USD 205.4 million, or 421%, to USD 254.2 million for the three months ended June 30, 2007 from USD 48.8 million for the same period in 2006. The increased gross margin for the three months ended June 30, 2007 was principally driven by the acquisitions of the Ingolstadt refinery (three months of operations), the Coryton refinery (one month of operations) and the BRC refinery (one month of operations in 2006). Additionally, the net impact of our refining margin commodity hedge program for the three months ended June 30, was a loss of USD 10.6 million in 2007 as compared to a loss of USD 24.0 million in 2006.

Our 5/2/2/1 benchmark refining margin for Coryton averaged USD 9.26 per barrel for the one month ended June 30, 2007. Our 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery averaged USD 12.63 per barrel for the three months ended June 30, 2007. Our 6/1/2/2/1 benchmark refining margin for the BRC refinery averaged USD 3.34 per barrel for the three months ended June 30, 2007 and USD 3.20 per barrel for the one month ended June 30, 2006. Our 7/2/4/1 benchmark refining margin for the Cressier refinery increased 4% for the three months ended June 30, 2007 as compared to the same period in 2006. This is primarily due to the higher gasoline premiums to Dated Brent partially offset by a decreased premium of heating oil to Dated Brent. Our 5/1/2/2 benchmark refining margin for the Teesside refinery was 57% higher in the three months ended June 30, 2007 as compared to the same period in 2006 primarily driven by the increase in the price of Naphtha, which has historically been at a discount to Dated Brent and increased to significant premiums in 2007.

Refinery Operations

Coryton. The Coryton refinery was acquired on May 31, 2007 and therefore reflects only one month of operations. The Coryton refinery's total throughput rate for the one month ended June 30, 2007 averaged 205,500 bpd.

Ingolstadt. The Ingolstadt refinery was acquired on March 31, 2007 and therefore reflects only three months of operations. The Ingolstadt refinery's total throughput rate for the second quarter averaged approximately 97,300 bpd.

BRC. For the three months ended June 30, 2007, the BRC refinery's total throughput rate averaged approximately 13,400 bpd. For the one month ending June 30, 2006, the total throughput rate averaged approximately 101,360 bpd. For most of the second quarter of 2007, the refinery was impacted by the largest scheduled maintenance shutdown in its history to undertake improvements in safety and environmental areas as well as to increase reliability and productivity. This program was completed early in the third quarter of 2007.

Cressier. For the three months ended June 30, 2007, the Cressier refinery's total throughput rate averaged approximately 33,400 bpd. For the same period in 2006, the Cressier refinery's total throughput rate averaged approximately 64,400 bpd. The reduced rate in 2007 reflects the impact of the planned maintenance shutdown during the second quarter of 2007 which lasted approximately 41 days.

Teesside. For the three months ended June 30, 2007, the Teesside refinery's total throughput rate averaged approximately 93,400 bpd. For the same period in 2006, the Teesside refinery's total throughput rate averaged approximately 67,700 bpd. The reduced throughput rates in 2006 reflect a planned maintenance turnaround in the second quarter of 2006 which lasted approximately 30 days.

Antwerp Processing Facility. Our Antwerp processing facility's operating loss before depreciation charges for the three months ended June 30, 2007 was USD 0.8 million as compared to a loss of USD 5.1 million in 2006. The decrease in loss represents operational improvement associated with its contracts and increased rental income from tank storage fees from customers.

Personnel Expenses

Our personnel expenses increased by USD 25.9 million to USD 57.5 million for the three months ended June 30, 2007 from USD 31.6 million for the same period in 2006. This increase was principally due to the BRC acquisition on May 31, 2006, the Ingolstadt refinery acquisition on March 31, 2007, the Coryton acquisition on May 31, 2007 and an increase in employees at headquarters which in turn resulted in an increase in salaries and related expenses.

Operating Expenses

Our operating expenses increased by USD 43.3 million to USD 67.2 million for the three months ended June 30, 2007 from USD 23.9 million for the same period in 2006. The increase is primarily attributable to the BRC, Ingolstadt and Coryton acquisitions.

Depreciation and Amortization

Our depreciation and amortization expenses increased by USD 25.4 million to USD 36.4 million for the three months ended June 30, 2007 from USD 11.0 million for the same period in 2006. The increase is mainly attributable to the additional depreciation associated with the BRC, Ingolstadt and Coryton acquisitions.

Other Administrative Expenses

Our other administrative expenses increased by USD 11.9 million to USD 13.8 million for the three months ended June 30, 2007 from USD 1.9 million for the same period in 2006. This increase was principally due to increased costs associated with the acquisition of the BRC, Ingolstadt and Coryton refineries. Additionally, the company has incurred increased costs related to the development of our internal audit department, various IT upgrade projects and higher corporate rental expense.

Financial Income / (Expense), Net

Our net financial expense increased by USD 29.9 million to USD 19.7 million for the three months ended June 30, 2007 from a net financial income of USD 10.2 million for the three months ended June 30, 2006. The increase in net financial expense in 2007 was mainly due to the increase in interest expense related to our issuance of USD 1.2 billion senior notes and drawings under our working capital facilities to finance our Coryton acquisition as well as write-offs of capitalized refinancing expenses.

Foreign Currency Exchange Loss

Our foreign currency exchange results represented a loss of USD 1.7 million for the three months ended June 30, 2007 as compared to none for the three month ended June 30, 2006.

Income Tax Benefit / (Expense)

Our income tax expense was USD 5.6 million for the three months ended June 30, 2007 compared to a benefit of USD 0.2 million in 2006. Our estimated effective tax rate of 10% for 2007 was applied to results for the second quarter of 2007. Our tax rate was impacted by the release of a valuation allowance of approximately USD 21.3 million in connection with the Ingolstadt acquisition.

Liquidity and Capital Resources

Cash Flows

The following table summarizes the cash flow activity for the periods indicated:

(in millions of USD)	For the six months ended June 30, 2007	June 30, 2006
Cash provided by / (used in) operating activities	112.4	(155.0)
Cash (used in) investing activities	(2,336.9)	(457.0)
Cash provided by financing activities	2,244.9	592.9
Net increase / (decrease) in cash and short-term deposits	**20.4**	**(19.1)**
Net cash flows from discontinued operations	40.2	155.6
Net foreign exchange differences	2.0	4.3
Cash and short-term deposits at beginning of period	91.6	65.9
Cash and short-term deposits at end of period	**154.2**	**206.7**

Cash Flows from Continuing Operating Activities

Net cash flows provided by operating activities were USD 112.4 million for the six months ended June 30, 2007 as compared to net cash used in operating activities of USD 155.0 million in the same period for 2006. Net income from continuing operations, excluding non-cash items of depreciation and share based payments, contributed USD 173.3 million for the six months ended June 30, 2007 versus USD 86.3 million in the first half-year of 2006. Post acquisition increases in trade and other receivables from the Coryton and Ingolstadt refineries were offset by similar increases in trade and other payables and as a result had only a minimal impact on cash flows from operating activities in 2007.

Cash Flows from Continuing Investing Activities

Net cash flows used in investing activities were USD 2,336.9 million for the six months ended June 30, 2007 as compared to net cash used in investing activities of USD 457.0 million in the same period for 2006. On March 31, 2007 and May 31, 2007 the Company completed the acquisitions of the Ingolstadt and Coryton refineries, respectively, which resulted in a net cash outflow of USD 622.8 and USD 1,600.3 million, respectively. The remaining cash used in investing activities resulted primarily from routine purchases of property, plant and equipment in addition to turnaround activity at the BRC and Cressier refineries. Cash used in investing activities for the six months ended June 30, 2006 was primarily driven by the acquisition of the Belgium refinery.

Cash Flows from Continuing Financing Activities

Net cash flows provided by financing activities were USD 2,244.9 million for the six months ended June 30, 2007 as compared to net cash provided by financing activities of USD 592.9 million in the same period for 2006. In April 2007, the Company issued USD 1.2 billion in senior notes and completed a rights offering which resulted in net proceeds of USD 608.8 million. These funds were used to finance the Coryton acquisition and pay down borrowings under the working capital facilities. Prior period cash provided from financing activities is mainly attributable to credit facilities used to finance the acquisition of the BRC refinery.

Net Cash Flows from Discontinued Operations

Net cash flows provided by discontinued operations were USD 40.2 million for the six months ended June 30, 2007 as compared to net cash provided by discontinued operations of USD 155.6 million for the same period in 2006. During 2006, the Company entered into negotiations with 4Gas B.V. for the sale of shares in Dragon LNG Holdings Ltd and Dragon LNG Ltd. (together "Dragon") and Milford Energy Limited. The sale closed during February 2007. Cash inflows in the first quarter of 2006 resulted primarily from the sale of Petroplus Milford Haven Limited to SEM Group LP in January 2006.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into four major categories:

Permit related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities. These include process safety improvements and installation of equipment to reduce emissions to the environment.

Sustaining capital expenditures include regular, non-permit related capital expenditures we incur to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

Project-related capital expenditures include capital expenditures for improvements or upgrades to our production facilities that have been identified to provide significant refining margin returns. These projects are expected to either add capacity or increase product yields in higher value petroleum products. These projects can also be IT related.

Our total capital expenditures, excluding acquisition expenditures and acquisitions of financial leases, are summarized in the following table by major category for the periods indicated:

Actual capital expenditures

	For the six months ended	
(in millions of USD)	June 30, 2007	June 30, 2006
Permit-related	19.4	2.1
Sustaining	17.6	14.9
Turnaround	40.7	7.6
Projects	35.4	3.2
Total capital expenditures	**113.1**	**27.8**

Summary of Indebtedness

The following table sets forth our financial indebtedness (offset by capitalized financing costs) and cash balances as of June 30, 2007 and December 31, 2006:

(in millions of USD)	June 30, 2007	December 31, 2006
Term Loan Facilities	1,183.7	-
Working Capital Facilities	446.5	-
Total financial debt	**1,630.2**	**-**
Cash and short-term deposits	154.2	91.6
Net financial debt	**1,476.0**	**(91.6)**

The Company's consolidated EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") as defined in our indenture agreement to the senior notes issued in April 2007, is USD 164.8 million for the six months ended June 30, 2007.

Liquidity

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which can be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations and availability of borrowings under our existing credit facilities will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months as well as the planned acquisition of the Petit Couronne and Reichstett refineries (see also note 14). Our ability to generate sufficient cash from our

operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Off-Balance Sheet Arrangements

As of June 30, 2007, we opened letters of credit in the amount of USD 1,029.5 million and posted other guarantees in the amount of USD 328.2 million. The letters of credit primarily related to crude oil purchases, whereas the guarantees primarily related to customs bonds for the newly acquired Ingolstadt refinery.

Outlook

The discussion below contains forward looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations, which are discussed in "Forward Looking Statements" and elsewhere in this document. The prospective financial information below are not facts and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information.

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that the refining industry will perform well in 2007, absent any unexpected changes, seasonality and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed under "Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 5/2/2/1 benchmark refining margin for the Coryton refinery, 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery, 6/1/2/2/1 benchmark refining margin for the BRC refinery, 7/2/4/1 benchmark refining margin for the Cressier refinery and 5/1/2/2 benchmark refining margin for the Teesside refinery, and as proxies for refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries (including pending acquisitions) as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the following: the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than scheduled maintenance shutdowns as described below.

Coryton Refinery

We expect the Coryton refinery's total throughput during the third quarter of 2007 will be approximately 200,000 to 210,000 bpd. We expect the Coryton refinery's throughput rate for the remainder of 2007, post acquisition, will be approximately 200,000 to 210,000 bpd.

Ingolstadt Refinery

We expect the Ingolstadt refinery's total throughput during the third quarter of 2007 will be approximately 85,000 to 95,000 bpd. We expect the Ingolstadt refinery's throughput rate in 2007, post acquisition, will be approximately 85,000 to 95,000 bpd.

BRC Refinery

We expect the BRC refinery's total throughput during the third quarter of 2007 will be approximately 85,000 to 90,000 bpd. We expect the refinery's full-year total throughput rate will be approximately 70,000 to 80,000 bpd in 2007. These throughput rates reflect a significant scheduled maintenance turnaround which primarily took place during the second quarter of 2007. The project was completed early in the third quarter.

Cressier Refinery

We expect the Cressier refinery's total throughput rate during the third quarter of 2007 will be approximately 55,000 to 60,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 50,000 to 55,000 bpd. These throughput rates reflect a scheduled maintenance turnaround in the second quarter of 2007, which lasted approximately 41 days.

Teesside Refinery

We expect the Teesside refinery's total throughput rate during the third quarter of 2007 to be approximately 75,000 to 80,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 80,000 to 85,000 bpd.

Operating Expenses

Natural gas will be the largest component of our variable operating expenses. On an annual basis, our refineries will purchase approximately 1,800 billion KWh ("Kilo-Watt-hours") of natural gas, with most of these purchases relating to the Coryton refinery. Other significant components of operating expenses are our employee costs, ongoing repair and maintenance, catalysts and chemicals.

Interest Expense

We expect that our net interest for borrowings under the working capital facilities will have a blended rate of the published LIBOR rate plus approximately 1.00%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities. In addition, in connection with financing the Coryton refinery, we have borrowed USD 1.2 billion in the form of a high yield corporate bond ("HYB"), of which USD 600 million is in a 7 year tranche that has a fixed interest rate of 6.75% and USD 600 million is in a 10 year tranche with a fixed interest rate of 7.00%. The HYB impacted our interest expense in the second quarter 2007 for the first time.

Income Taxes

We expect our effective income tax rate for 2007 to be approximately 10% of our net income before income taxes excluding any nonrecurring events. Our effective income tax rate will vary as realized refining margins fluctuate. Our effective income tax rate will also vary in connection with any acquisitions and disposals.

Discretionary Capital Expenditure Plan

As part of our continual assessment of our discretionary capital expenditure program, further evaluations of this program are in progress in connection with the recent acquisition of the Ingolstadt and Coryton refineries.

Quantitative and Qualitative Disclosure about Market Risk

General
The risks inherent in our business include the potential loss from adverse changes in commodity prices, operational risks and certain operating costs, as well as exchange rates, interest rates, and counterparty risks.

Commodity Price Risk
Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The supply of and demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum products and our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk
Overview
Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the US dollar, which is the presentation currency for our financial statements. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the US dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in US dollars as well as Euro, Swiss Francs and British Pounds.

Translation Risk
Substantial portions of our revenues and operating expenses are recorded in Euros, Swiss Francs and British Pounds and then translated into US dollars for inclusion in our financial statements. Thus, a decline in the value of the Euro, Swiss Franc or British Pounds against the US dollar will have a negative affect on our revenues as reported in US dollars. Conversely, a decline in the value of the Euro, Swiss Francs or British Pounds against the US dollar will have a positive effect on our expenses as reported in US dollars.

Transaction Risk
We are exposed to transaction risk because our revenues and expenses are denominated in not only US dollars but also in Euro, Swiss Francs and British Pounds. Accordingly, the relative movements of the exchange rate of the US dollar against any of these non-US dollar currencies can significantly affect our results of operations.

In connection with our acquisitions of the Ingolstadt and Coryton refineries, we have incurred some indebtedness denominated in USD, whereas some of the subsidiaries involved in the purchasing or the internal financing of these refineries have non-USD functional currencies at present, which may give rise to foreign exchange exposure for some of these subsidiaries. As a result, a decrease in the value of any non-US dollar currency against the US dollar will result in an increase in the relevant non-US dollar value of the US dollar denominated indebtedness. Conversely, an increase in the value of any non-US dollar currency against the US dollar will result in a decrease in the relevant non-US dollar value of the US dollar denominated indebtedness. In order to reduce this foreign exchange risk the Company may enter into foreign exchange hedges, including derivative instruments such as forwards and swaps.

Interest Rate Risk

As of June 30, 2007, we have USD 446.5 million in borrowings under our working capital facilities. As we borrow on our working capital facilities, we will be subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of June 30, 2007, we had no interest rate swaps.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on their credit rating and our review of the counterparty's financial condition, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we may also be the beneficiaries of bank guarantees, letters of credit, or similar credit risk mitigation instruments.

Risks Relating to Our Business and Our Industry

There have been no changes to the risks relating to the industry in which we operate or our business since the filing of the 2006 Annual Report. For the details of these risks please refer to our Annual Report as filed with the SWX.

Critical Accounting Judgments and Estimates

The preparation of our financial statements in conformity with International Financial Reporting Standards ("IFRS") requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized in our 2006 Annual Report our accounting estimates that require more subjective judgment by our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements. These accounting estimates have not changed significantly within the first six months of 2007.



Interim Financial Statements

Condensed Consolidated Financial Statements of Petroplus Holdings AG

27	Condensed Consolidated Income Statements for the six and three months ended June 30, 2007 and 2006
28	Condensed Consolidated Balance Sheets at June 30, 2007 and December 31, 2006
29	Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2007 and 2006
30	Condensed Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2007 and 2006
31	Notes to the Condensed Consolidated Financial Statements
40	Review Report of the Group Auditors

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Condensed Consolidated Income Statements for the six and three months ended June 30, 2007 and 2006 (reviewed)

		For the six months ended		For the three months ended	
(in millions of USD)	Notes	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Continuing operations					
Revenue	3	4,457.6	3,009.6	2,742.5	1,538.6
Materials cost		(4,076.5)	(2,812.3)	(2,488.3)	(1,489.8)
Gross margin		**381.1**	**197.3**	**254.2**	**48.8**
Personnel expenses		(89.5)	(50.6)	(57.5)	(31.6)
Operating expenses		(103.1)	(48.1)	(67.2)	(23.9)
Depreciation and amortization		(55.5)	(23.2)	(36.4)	(11.0)
Other administrative expenses		(23.6)	(6.5)	(13.8)	(1.9)
Operating profit / (loss)		**109.4**	**68.9**	**79.3**	**(19.6)**
Financial (expense) / income, net		(16.2)	2.3	(19.7)	10.2
Foreign currency exchange loss		(0.1)	(0.8)	(1.7)	-
Share of loss from associates		-	(0.2)	-	(0.1)
Profit / (loss) before income taxes		**93.1**	**70.2**	**57.9**	**(9.5)**
Income tax benefit / (expense)	5	11.9	(17.8)	(5.6)	0.2
Net income / (loss) from continuing operations		**105.0**	**52.4**	**52.3**	**(9.3)**
Discontinued operations					
(Loss) / gain from discontinued operations, net of tax	11	(6.4)	95.7	(4.0)	6.0
Net income / (loss)		**98.6**	**148.1**	**48.3**	**(3.3)**
Net income / (loss) attributable to:					
Shareholders of the parent		98.6	147.9	48.3	(3.5)
Minority interest		-	0.2	-	0.2
Net income / (loss)		**98.6**	**148.1**	**48.3**	**(3.3)**

Earnings per share (in USD)	For the six months ended		For the three months ended	
Earnings per share - basic	1.54	3.88	0.72	(0.09)
Earnings per share - diluted	1.49	3.88	0.70	(0.09)
calculated on continuing operations				
Earnings per share - basic	1.64	1.37	0.78	(0.25)
Earnings per share - diluted	1.59	1.37	0.76	(0.25)

Condensed Consolidated Balance Sheets at June 30, 2007 (reviewed) and December 31, 2006 (audited)

(in millions of USD)	Notes	June 30, 2007	December 31, 2006
Current assets			
Cash and short-term deposits		154.2	91.6
Trade receivables, net	6	1,407.2	546.9
Derivative financial instruments		167.9	239.0
Other receivables and prepayments		144.9	193.9
Inventories		1,543.9	741.0
Current tax assets		6.0	0.8
Assets classified as held for sale	11	-	81.2
Total current assets		**3,424.1**	**1,894.4**
Non-current assets			
Intangible assets		37.0	1.0
Property, plant and equipment	7, 10	3,228.9	1,092.5
Investments in associates		0.9	0.4
Financial assets available for sale		2.1	2.2
Other financial assets		-	19.1
Deferred tax assets	5	23.2	5.2
Total non-current assets		**3,292.1**	**1,120.4**
Total assets		**6,716.2**	**3,014.8**
Current liabilities			
Interest-bearing loans and borrowings	8	446.5	-
Finance lease commitments		3.1	3.3
Trade payables	6	1,240.9	567.9
Current tax liabilities		32.9	17.5
Derivative financial instruments		202.0	260.1
Other payables and accrued expenses		809.2	316.0
Liabilities classified as held for sale	11	-	39.4
Total current liabilities		**2,734.6**	**1,204.2**
Non-current liabilities			
Interest-bearing loans and borrowings	8	1,183.7	-
Finance lease commitments		29.9	30.0
Retirement benefit obligation		66.8	28.2
Deferred tax liabilities	10	378.3	158.5
Provisions		52.8	38.8
Total non-current liabilities		**1,711.5**	**255.5**
Total liabilities		**4,446.1**	**1,459.7**
Shareholders' equity			
Share capital	9	517.4	459.7
Share premium	9	1,255.0	684.4
Translation reserve		13.1	9.2
Retained earnings		484.3	401.4
Equity attributable to shareholders' of the parent		**2,269.8**	**1,554.7**
Minority interest		0.3	0.4
Total shareholders' equity		**2,270.1**	**1,555.1**
Total liabilities and shareholders' equity		**6,716.2**	**3,014.8**

Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2007 and 2006 (reviewed)

(in millions of USD)	Notes	For the six months ended June 30, 2007	June 30, 2006
Cash flows from continuing operating activities			
Net income from continuing operations		105.0	52.4
Net reversal of non-cash items:			
Depreciation and amortization		55.5	23.2
Depreciation of capitalized financing costs		8.8	10.7
Share-based payments		4.0	-
Changes in working capital and provisons from continuing operations:			
Change in provisions		0.4	8.8
Change in trade receivables and other receivables		(726.0)	190.1
Change in inventories		21.9	(25.9)
Change in derivative financial instruments		13.7	(37.6)
Change in trade payables, other payables and accrued expenses		640.4	(397.8)
Change in income tax position	5	(11.3)	21.1
Cash flows from continuing operating activities		**112.4**	**(155.0)**
Cash flows from continuing investing activities			
Investment in property, plant and equipment		(113.8)	(27.8)
Acquisition of subsidiaries, net of cash acquired	10	(2,223.1)	(429.2)
Cash flows from continuing investing activities		**(2,336.9)**	**(457.0)**
Cash flows from continuing financing activities			
Proceeds from issue of share capital	9	628.3	-
Increase in long-term liabilities	8	1'200.0	348.2
Transaction costs		(36.4)	(12.7)
Increase on working capital facilities	8	453.0	257.4
Cash flows from continuing financing activities		**2'244.9**	**592.9**
Cash flows from discontinued operations	11	**40.2**	**155.6**
Net cash flow		**60.6**	**136.5**
Net foreign exchange differences		2.0	4.3
Movement in cash and short-term deposits		**62.6**	**140.8**
Cash and cash equivalents from continuing operations, beginning of the period		91.6	65.9
Cash and cash equivalents from continuing operations, end of the period		**154.2**	**206.7**

Condensed Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2007 and 2006 (reviewed)

(in millions of USD)	Notes	Attributable to equity holders of the parent					Minority Interest	Total Equity
		Share capital	Share premium	Translation reserve	Retained earnings	Total		
Balance as per January 1, 2006		**3.1**	**28.3**	**0.2**	**(2.7)**	**28.9**	**0.9**	**29.8**
Exchange difference on translation of foreign entities		-	-	5.1	-	**5.1**	(0.2)	**4.9**
Net income recognized directly into equity		**-**	**-**	**5.1**	**-**	**5.1**	**(0.2)**	**4.9**
Net income for the period		-	-	-	147.9	**147.9**	0.2	**148.1**
Total recognized income and expense for the period		**-**	**-**	**5.1**	**147.9**	**153.0**	**-**	**153.0**
Changes in minority interests		-	-	-	-	-	-	-
Balance as per June 30, 2006		**3.1**	**28.3**	**5.3**	**145.2**	**181.9**	**0.9**	**182.8**
Balance as per January 1, 2007		**459.7**	**684.4**	**9.2**	**401.4**	**1,554.7**	**0.4**	**1,555.1**
Exchange difference on translation of foreign entities		-	-	3.9	-	**3.9**	(0.1)	**3.8**
Net income recognized directly into equity		**-**	**-**	**3.9**	**-**	**3.9**	**(0.1)**	**3.8**
Net income for the period		-	-	-	98.6	**98.6**	-	**98.6**
Total recognized income and expense for the period		**-**	**-**	**3.9**	**98.6**	**102.5**	**(0.1)**	**102.4**
Capital increase	9	57.7	570.6	-	-	**628.3**	-	**628.3**
Share issue costs	9				(19.5)	**(19.5)**	-	**(19.5)**
Share-based payments		-	-	-	3.9	**3.9**	-	**3.9**
Related income tax		-	-	-	(0.1)	**(0.1)**	-	**(0.1)**
Changes in minority interests		-	-	-	-	-	-	-
Balance as per June 30, 2007		517.4	1,255.0	13.1	484.3	**2,269.8**	0.3	**2,270.1**

Notes to the Condensed Consolidated Financial Statements

1 Basis of preparation

Petroplus Holdings AG's (the "Company", "we", "us" or "Petroplus") Interim Condensed Consolidated Financial Statements for the six and three months ended June 30, 2007 ("Interim Financial Statements") have been prepared in accordance with International Accounting Standard ("IAS") 34 *Interim Financial Reporting* and are stated in US dollars ("USD"). In the opinion of the management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These Interim Financial Statements should be read in conjunction with the audited Financial Statements included in the Petroplus Annual Report 2006.

2 Significant accounting policies

In preparing the Interim Financial Statements, the accounting principles and methods of computation applied are consistent with those used in the financial statements as of and for the year ended December 31, 2006 except for the adoption of new Standards and Interpretations as noted below. The adoption of these new or revised IAS/IFRS-Standards ("International Financial Reporting Standards") and Interpretations effective for accounting periods beginning on January 1, 2007 have not had any or have had no significant impact on the Interim Financial Statements.

IFRS 7 *Financial Instruments: Disclosures* – Petroplus adopted the disclosure requirements for financial instruments under IFRS 7 as of January 1, 2007. The new standard has no impact on recognition, measurement and presentation of financial instruments and accordingly has no effect on our Net Income and Equity. Rather, it requires Petroplus to provide disclosures in our financial statements that enable readers to evaluate (a) the significance of financial instruments for the Company's financial position and performance, and (b) the nature and extent of the credit, market and liquidity risks arising from financial instruments used during the period and at the reporting date, and how the Company manages those risks. The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 *Financial Instruments: Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*. The Company will disclose the additional information as of December 31, 2007 and 2006 as required by the standard. There is no effect on our 2007 quarterly filings.

IFRIC ("International Financial Reporting Interpretations Committee") 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* – Petroplus adopted this Interpretation as of January 1, 2007, which addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax.

IFRIC 8 *Scope of IFRS 2 Share-based Payment* - Petroplus adopted this Interpretation as of January 1, 2007, which addresses the accounting for share-based payment transactions in which some or all of the goods or services received cannot be specifically identified.

IFRIC 9 *Reassessment of Embedded Derivatives* – Petroplus adopted this Interpretation as of January 1, 2007, which states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

IFRIC 10 *Interim Financial Reporting and Impairment* – Petroplus adopted this Interpretation as of January 1, 2007, which requires that an entity must not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The Company has early adopted the following Standard:

IFRS 8 *Operating Segment* – Petroplus has elected to early adopt IFRS 8 as of January 1, 2007. This standard requires disclosure of information about the Company's operating segments. IFRS 8 replaces IAS 14 *Segment Reporting*. The adoption of this Standard did not have any effect on the financial position or performance of the Company. Petroplus has determined that under IFRS 8 we operate as one segment, the refining operating segment, previously identified under IAS 14. Additional disclosure of this segment is shown in Note 3, including comparative information.

3 Segment information

We have one reportable operating segment, refining. Our refining segment includes refining and wholesale marketing operations. Petroplus is an independent refining company with no other operating activities. As such we manage operations on a consolidated basis.

Operating segments

(in millions of USD)	For the six months ended June 30,							
	Refining		Total Continuing Operations		Discontinued Operations		Total Company	
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	4,457.6	3,009.6	4,457.6	3,009.6	1.8	1,776.7	4,459.4	4,786.3
Total revenue	**4,457.6**	**3,009.6**	**4,457.6**	**3,009.6**	**1.8**	**1,776.7**	**4,459.4**	**4,786.3**
Net income / (loss)			**105.0**	**52.4**	**(6.4)**	**95.7**	**98.6**	**148.1**

(in millions of USD)	For the three months ended June 30,							
	Refining		Total Continuing Operations		Discontinued Operations		Total Company	
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	2,742.5	1,538.6	2,742.5	1,538.6	-	869.4	2,742.5	2,408.0
Total revenue	**2,742.5**	**1,538.6**	**2,742.5**	**1,538.6**	**-**	**869.4**	**2,742.5**	**2,408.0**
Net income / (loss)			**52.3**	**(9.3)**	**(4.0)**	**6.0**	**48.3**	**(3.3)**

The significant increase in total assets is explained in note 7 and 10.

4 Seasonality

In addition to other risks that affect the profitability of our business, we are subject to seasonal cycles for specific products. Typically in warmer times during the year, worldwide demand for clean transportation fuels increases as consumers travel more frequently. Similarly, cold weather spikes demand for heating oil. While we are subject to seasonal fluctuations, demand is focused around similarly priced middle distillate products which balance over a year of operations.

5 Income taxes

Our estimated effective tax rate of 10% for 2007 was applied to quarterly results in accordance with IFRS. However, our tax rate for the six months ended June 30, 2007 was impacted by the recognition of tax losses carried forward in connection with the Ingolstadt acquisition in Germany. With the Ingolstadt acquisition, we expect that we will now be able to utilize these tax losses carried forward in future periods – resulting in a tax benefit of approximately USD 21.3 million which was recognized in the first half of 2007.

6 Trade receivables/Trade payables

The increase in trade receivables and trade payables is mainly due to activities of the Coryton and Ingolstadt refineries, which were acquired on May 31, 2007 and March 31, 2007, respectively.

7 Property, plant and equipment

During the six months ended June 30, 2007 and 2006, the Company spent approximately USD 113.1 million and USD 27.8 million, respectively, on additions to property, plant and equipment. The large increase in the first six months of 2007 compared to 2006 is due to major turnarounds at the BRC and Cressier refineries during the second quarter 2007. The cost associated with the turnarounds during the second quarter was approximately USD 50.1 million and USD 6.4 million, respectively.

8 Interest-Bearing Loans and Borrowings

Senior Notes
In April 2007, a subsidiary of the Company issued USD 600 million, 6.75% senior notes due 2014 and USD 600 million, 7% senior notes due 2017 (together the "Notes"). The Company used the proceeds from the Notes primarily to fund the acquisition of the Coryton refinery. The total USD 1.2 billion Notes are presented on the Balance Sheet as non-current interest bearing loans and borrowings reduced by capitalized financing costs. The capitalized financing costs of approximately USD 16.5 million are depreciated over 7 and 10 years, respectively.

Inventory Revolving Credit Facility
Certain of our subsidiaries are party to a USD 1.2 billion multi-currency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on July 13, 2007, the "RCF"). The amended facility includes an option to increase the facility amount up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover the Company can obtain additional availability on an uncommitted basis under the same facility. In the second quarter of 2007, the Company signed several uncommitted facilities with certain RCF lending banks, providing such additional availability, for a total amount of USD 1.15 billion.

The RCF is available, subject to a borrowing base, in the form of revolving loan advances, cash borrowings and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Cash borrowings and revolving loans together may not be more than 60% of the total amount of the committed amount of the RCF. Bank overdrafts are limited to USD 100 million. During the quarter the borrowings under the RCF were jointly and severally guaranteed by certain of our subsidiaries and the SPE ("Special Purpose Entity") purchaser under our RPF (effective July 6, 2007, the RPF was terminated - see below under section "Receivables Purchase Facility"). Such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

The balance of bank loans and overdrafts outstanding under the RCF was USD 312.3 million and the capitalized financing costs under the RCF amounts to USD 10.0 million as of June 30, 2007. The capitalized financing costs are depreciated over three years. There were no outstanding drawings as of December 31, 2006.

Receivables Purchase Facility
Certain of our subsidiaries were parties to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "Receivables Purchase Facility" or "RPF"). The RPF was guaranteed by certain of our subsidiaries and was secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPE purchaser under the facility. The form of such security included certain pledges of bank accounts, inventory, insurance and other assets.

However, notice of termination was communicated by Petroplus on June 6, 2007 with effect 30 days after the date of the notice and was fully repaid on July 6, 2007. The relating capitalized financing costs amounting to USD 5.8 million have been fully written off as of as June 30, 2007 and accounted for under financial expenses.

The balance outstanding on the RPF was USD 116.6 million as of June 30, 2007. There were no outstanding drawings as of December 31, 2006.

Other Working Capital Facilities
Some of our subsidiaries have smaller working capital facilities available of which USD 27.6 million were drawn upon as of June 30, 2007. There were no outstanding drawings as of December 31, 2006.

9 Shareholders' Equity

	Share Capital in millions of USD	Share Capital in millions of CHF	Number of shares	Nominal value per share in CHF
Issued share capital	517.4	630.1	68,636,600	9.18
Authorized share capital	187.5	228.3	24,868,300	9.18
Conditional share capital	111.3	135.6	14,775,300	9.18

Capital Increase
During April 2007, the Company completed a rights offering whereby the Company issued 7.6 million new registered shares from existing authorized capital. The shares were offered at a price of CHF 100.00. The net proceeds amounted to approximately USD 608.8 million (CHF 735.5 million). The first trading day of the new shares was on April 25, 2007. The proceeds received were primarily used to repay the existing working capital facilities.

The issued share capital at June 30, 2007 amounts to USD 517.4 million (CHF 630.1 million) translated at the date of the relevant transactions.

Authorized Share Capital
At the shareholders' meeting held on May 9, 2007, the Board of Directors received the authorization to increase the share capital at any time until May 8, 2009 by a maximum amount of CHF 137.7 million by issuing a maximum of 15,000,000 fully paid shares with a nominal value of CHF 9.18 each. The Board is entitled to issue these shares by means of a firm underwriting or in partial amounts. The outstanding authorized share capital as of June 30, 2007 amounts to USD 187.5 million (CHF 228.3), comprising of 24,868,300 shares.

Conditional Share Capital
The conditional share capital is reduced by the amount used by the Board of Directors regarding share capital increases out of authorized share capital based on the Articles of Association of Petroplus Holdings AG. The outstanding conditional share capital at June 30, 2007 amounts to USD 111.3 million (CHF 135.6 million), comprising of 14,775,300 shares.

10 Acquisitions

Acquisition of the Coryton Refinery

On May 31, 2007, we completed the purchase of the Coryton Refinery located on the Thames Estuary in the United Kingdom. The preliminary purchase price, including inventory and other adjustments totaled approximately USD 1.6 billion and was financed with proceeds from our issuance of corporate bonds, cash on hand and drawings under our working capital facilities. The Coryton refinery and the related assets and liabilities are included in the Condensed Consolidated Balance Sheet as of June 30, 2007, based on a preliminary purchase price allocation performed upon the closing of the transaction. The Condensed Consolidated Income and Cash Flow Statements include one month of operations.

The presentation of pro-forma financial information would require significant estimates and assumptions on behalf of the Company and therefore can not be presented. Additionally, the Company does not generate financial information down to the net income level for its refineries.

See below for the purchase consideration and the preliminary purchase price allocation:

Purchase consideration

(in millions of USD)	
Purchase price	1,400.0
Purchase price adjustment	198.4
Fees	1.9
Total purchase consideration	**1,600.3**

Purchase price allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	-	-
Inventories	536.0	536.0
Property, plant and equipment	516.1	1,389.9
Derivative financial instruments	0.6	0.6
Intangible assets	-	5.0
Other assets	42.7	42.7
Total assets	*1,095.4*	*1,974.2*
Liabilities acquired		
Provisions	-	6.9
Trade payables	288.2	288.2
Other liabilities	78.8	78.8
Total liabilities	*367.0*	*373.9*
Net assets acquired	**728.4**	**1,600.3**

Total purchase consideration	1,600.3
Cash acquired	-
Net cash outflow from transaction	**1,600.3**

Acquisition of the Ingolstadt Refinery

On March 31, 2007, we completed the purchase of the Ingolstadt refinery (Petroplus Raffinerie Ingolstadt GmbH) located in Ingolstadt, Germany, together with selected wholesale operations. The preliminary purchase price, including inventory and other adjustments totaling approximately USD 627.5 million, was financed with cash on hand and drawings under our working capital facilities. The final purchase price is subject to a working capital adjustment, currently estimated at approximately USD 69.5 million, which has been accrued for in our quarterly financials. In mid July 2007, we paid an additional USD 49.0 million towards the final purchase price. The Ingolstadt refinery and the related assets and liabilities are included in the Condensed Consolidated Balance Sheet as of June 30, 2007, based on a preliminary purchase price allocation performed upon the closing of the transaction. In the second quarter 2007, the preliminary purchase price has been adjusted based on the latest information. The Condensed Consolidated Income and Cash Flow Statements include three months of operations.

The presentation of pro-forma financial information would require significant estimates and assumptions on behalf of the Company and therefore can not be presented. Additionally, the Company does not generate financial information down to the net income level for its refineries.

See below for the purchase consideration and the preliminary purchase price allocation:

Purchase consideration

(in millions of USD)	
Purchase price	627.5
Purchase price adjustment	69.5
Fees	1.3
Total purchase consideration	**698.3**

Purchase price allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	6.0	6.0
Inventories	285.2	285.2
Trade receivables	167.3	167.3
Property, plant and equipment	290.1	647.9
Intangible assets	0.9	0.9
Other assets	2.2	2.2
Total assets	*751.7*	*1,109.5*
Liabilities acquired		
Bank overdrafts	3.0	3.0
Provisions	3.3	3.3
Retirement benefit obligation	40.1	40.1
Deferred tax liability	97.3	203.9
Trade payables	10.0	10.0
Other liabilities	150.9	150.9
Total liabilities	*304.6*	*411.2*
Net assets acquired	**447.1**	**698.3**

Total purchase consideration	698.3
Accrual for purchase price adjustment	(69.5)
Cash acquired	(6.0)
Net cash outflow from transaction	**622.8**

Acquisition of European Petroleum Holdings N.V.

On May 31, 2006 the Company acquired 100% of the voting shares of EPH. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. In prior periods the Company's purchase price allocation was calculated on a provisional basis. This allocation was finalized in May 2007 and resulted in minor updates as outlined below:

As the finalization of the purchase price allocation does not result in material changes in assets, liabilities or net income, prior period balances were not adjusted. If the Company had restated the Income Statement based on the updated asset balance, Net Income for the six months ended June 30, 2006, would have been approximately USD 0.2 million higher and approximately USD 0.5 million lower for the six months ended June 30, 2007.

Since May 31, 2006, EPH has contributed USD 5.9 million of net income to the Company for the six months ended June 30, 2006.

If the Company had acquired EPH as of January 1, 2006, the total Company's revenues for the six months ended June 30, 2006 would have been approximately USD 1.3 billion higher. Additionally, the consolidated net income would have been approximately USD 47.0 million higher.

Final Purchase consideration

(in millions of USD)	
Purchase price	506.8
Fees	4.4
Total purchase consideration	**511.2**

Purchase price allocation

(in millions of USD)	Carrying amount	Preliminary purchase price allocation	Changes as per acquisition date	Final purchase price allocation
Assets acquired				
Cash and short-term deposits	82.0	82.0	-	82.0
Inventories	294.3	294.3	-	294.3
Trade receivables	156.4	156.4	-	156.4
Property, plant and equipment	165.0	521.4	(3.4)	518.0
Intangible assets	-	-	23.9	23.9
Other assets	18.9	18.9	(13.4)	5.5
Total assets	*716.6*	*1,073.0*	*7.1*	*1,080.1*
Liabilities acquired				
Interest-bearing loans	209.9	209.9	-	209.9
Provisions and accruals	32.2	32.2	-	32.2
Deferred tax liability	0.4	107.3	7.1	114.4
Trade payables	200.5	200.5	-	200.5
Other liabilities	11.9	11.9	-	11.9
Total liabilities	*454.9*	*561.8*	*7.1*	*568.9*
Net assets acquired	**261.7**	**511.2**	**0.0**	**511.2**

Total purchase consideration	511.2
Cash acquired	(82.0)
Net cash outflow from transaction	**429.2**

11 Disposal of Subsidiaries

Disposals in the first half 2007

During 2006, the Company entered into negotiations with 4GAS B.V. for the sale of shares in Dragon LNG Holding Ltd and Dragon LNG Ltd. (together, "Dragon") and Milford Energy Limited. These assets, along with two entities (Antol N.V and Jely BVBA) acquired as part of the acquisition of EPH, were classified as held for sale as of December 31, 2006.

In February 2007, the Company received proceeds of approximately USD 42.5 (EUR 32.4) million in connection with the sale of Dragon and Milford Energy Limited. Proceeds of approximately USD 4.2 (EUR 3.2) million were also received in February 2007 in relation to the sale of Antol N.V. and Jely BVBA. These transactions resulted in a net loss of approximately USD 1.3 million (EUR 1.0 million). During second quarter, an additional loss of USD 4.0 million (EUR 3.0 million) was realized in connection with provisions taken against certain receivables outstanding from non-core sales in 2006, in addition to the USD 1.1 million loss realized in connection with the final settlement received for the sale of the German tankstorage group in 2006.

Disposals in the first half 2006

In January 2006, the Company entered into a purchase and sales agreement with SEM Group LP for the sale of Petroplus Milford Haven Limited. Total consideration of USD 142.5 million (EUR 117 million) was received in February 2006. This transaction resulted in a net gain of USD 80.0 million (EUR 66.7 million).

12 Other commitments and Contingencies

Contingencies and commitments

In connection with the acquisition of the Coryton refinery, we entered into an off-take agreement with BP Oil UK Ltd. ("BP") that will account for approximately 90% of the refinery's gasoline production, 90-100% of its jet fuel production, 90-100% of its ULSD production and 10% of its gasoil production. This agreement will run for approximately five years, with the percentage of products purchased by BP decreasing after the first year. Additionally, on June 1, 2007 we entered into an agreement to charter three vessels. The charter period lasts six years with an optional extension period of six years. Notice to terminate the charter shall be given a minimum of six months prior to the sixth anniversary. The hire rate per year and vessel amounts to approximately USD 2.6 million.

In connection with the acquisition of Ingolstadt, we entered into a five year off-take agreement with ESSO Deutschland GmbH ("Esso") to supply its retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply Esso with substantial amounts of jet fuel. This agreement will account for approximately 65% of the Ingolstadt refinery's gasoline production, 59% of its diesel fuel production and 85% of its jet fuel production. The off-take agreement terminates on December 31, 2011. However, Esso may terminate the agreement earlier, with 180 days notice, as to all the products covered by the agreement except jet fuel, if Esso is no longer selling such products through its retail chain. Other products are included in the off-take agreement.

Nynas Bitumen Supply Contract

On May 1, 2007, Petroplus Marketing AG, Petroplus Refining Cressier AG and Nynas AG ("Nynas") completed a mutual termination agreement relating to the supply of bitumen products to Nynas from the Cressier refinery. In exchange for Nynas agreement regarding termination of the relevant production and supply of bitumen products to Nynas earlier than the December 31, 2012 expiration date and Nynas agreement to procure alternative arrangements for bitumen products supply, Petroplus paid Nynas a fixed fee in the amount of USD 10 million on May 10, 2007. If Petroplus resumes production of bitumen products at Cressier prior to January 1, 2013 and Nynas agrees to purchase the bitumen products, Nynas shall reimburse Petroplus on a pro-rata basis the fixed fee of USD 10 million.

Also on May 1, 2007, under the terms of the exclusive distribution agreement, Petroplus Mineralölprodukte Deutschland GmbH entered into an agreement with Nynas for the exclusive right of distribution of bitumen produced at the newly acquired Ingolstadt refinery in Germany. The agreed upon term of this contract is ten years, with yearly pricing negotiations, beginning January 1, 2008.

Litasco Throughput Contract
One of the Antwerp processing facility's hydro desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The throughput deal can at any time be terminated by either party serving a notice of termination. Termination of the contract was communicated by Litasco during the second quarter of 2007. The Company now sources its own gasoil for the continued operations of its units.

Letter of Credits/Guarantees
As of June 30, 2007, we had outstanding letters of credit in the amount of USD 1,029.5 million and other guarantees in the amount of USD 328.2 million. The letters of credit primarily related to crude oil purchases, whereas the guarantees primarily related to customs bonds for the newly acquired Ingolstadt refinery.

13 Currency Translation Rates

The following table shows the principal rates used to translate the Financial Statements of foreign entities into US dollar:

	6/30/2007	12/31/2006	6/30/2006
Average rates applied for the income statement			
1 EUR	1.33	1.26	1.23
1 CHF	0.81	0.80	0.79
1 GBP	1.97	1.84	1.79
1 CZK	0.05	0.04	0.04
Period-end rates applied for the balance sheet			
1 EUR	1.35	1.32	1.27
1 CHF	0.82	0.82	0.81
1 GBP	2.00	1.96	1.84
1 CZK	0.05	0.05	0.04

14 Subsequent events

Planned acquisition of French refineries
In early August the Board of Directors approved and we signed a Letter of Intent to acquire the Petit Couronne and Reichstett Vendenheim refineries, located in France, from Shell International Petroleum Company Limited. The Petit Couronne Refinery and the Reichstett Vendenheim Refinery have total throughput capacities of 154,000 bpd and 85,000 bpd, respectively. Subject to employee consultation, review and approval from regulatory authorities, and the execution of a sale and purchase agreement, the transaction is expected to close in the second quarter of 2008. Until the transaction is completed, Shell will continue to operate both refineries.

The purchase price of both refineries is expected to be USD 475 million, plus the value of net working capital, which is expected to be approximately USD 400 million.

Petroplus intends to enter into certain agreements with Shell to supply Shell's France based retail and other businesses. The off-take agreement will provide for approximately 30% of gasoline and middle distillates along with the bitumen and lubricant base oils produced at these refineries. The products sold will be priced at market rates.

15 Authorization of Interim Financial Statements

These Interim Financial Statements have been authorized for issue by the Board of Directors on August 22, 2007.

Zug, August 22, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

Review Report of the Group Auditors

ERNST & YOUNG

■ Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

■ Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the Board of Directors of

Petroplus Holdings AG, Zug

Zurich, August 22, 2007

Review report on the interim condensed consolidated financial statements

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of Petroplus Holdings AG and its subsidiaries (the "Group") as of June 30, 2007 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended and notes to the consolidated financial statement (pages 31 to 39). Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting ("IAS 34"). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young Ltd

Eric Ohlund	Reto Hofer
Certified Public Accountant (in charge of the audit)	Swiss Certified Accountant

Contact Information

Registered office
Petroplus Holdings AG
Industriestrasse 24
6300 Zug
Switzerland
Phone +41 58 580 1100
Fax +41 58 580 1191

For further information regarding Petroplus please contact
Petroplus Holdings AG
Investor Relations
Phone +41 58 580 1166
Email ir@petroplus.biz

Petroplus on the Internet
www.petroplusholdings.com

Publisher: Petroplus Holdings AG, Zug, Switzerland
Realization, production and print:
Victor Hotz AG, Corporate Publishing & Print,
Steinhausen, Switzerland

Document 12

Financial Report - First Quarter 2007

May 25, 2007

Petroplus Financial Report – First Quarter 2007

For the period ended March 31, 2007



Financial Highlights

		For the three month ended March 31, 2007	March 31, 2006
Selected Operating Data			
Revenue	in millions of USD	1,715.1	1,471.0
Gross margin	in millions of USD	126.9	148.5
Net income from continuing operations	in millions of USD	52.7	61.7
Net income	in millions of USD	50.3	151.4
Basic earnings per share	in USD	0.82	3.97
Diluted earnings per share	in USD	0.80	3.97

		March 31, 2007	December 31, 2006
Selected Balance Sheet Data			
Cash and short term deposits	in millions of USD	66.7	91.6
Total assets	in millions of USD	3,810.9	3,014.8
Total equity	in millions of USD	1,601.5	1,555.1
Selected Share Data[1]			
(ISIN: CH0027752242; Symbol: PPHN)			
Issued shares at period end	Number	61,036,600	61,036,600
Nominal value	in CHF	9.18	9.18
Share price at period end	in CHF	86.50	74.00
Market capitalization at period end	in millions of CHF	5,280	4,517

[1] The shares of Petroplus Holdings AG were traded on the SWX Swiss Stock Exchange on November 30, 2006 for the first time.

Forward Looking Statement

Certain portions of this document contain-forward looking statements that reflect our current judgment regarding conditions we anticipate will to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described in this report and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Outlook" and elsewhere in this document. Any prospective financial information included in this document is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Coryton refinery and have not operated the Ingolstadt and Coryton refineries. As a result, the forecasted information relating to the Ingolstadt refinery and the Coryton refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Operating and Financial Review

Management Discussion and Analysis of the Financial Condition and the Results of Operations

Interim Financial Statements

Condensed Consolidated Financial Statements of Petroplus Holdings AG

21	Condensed Consolidated Income Statements for the three months ended March 31, 2007 and 2006
22	Condensed Consolidated Balance Sheets at March 31, 2007 and December 31, 2006
23	Condensed Consolidated Cash Flow Statements for the three months ended March 31, 2007 and 2006
24	Condensed Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2007 and 2006
25	Notes to the Condensed Consolidated Financial Statements
31	Review Report of the Group Auditors

(This page has been left blank intentionally.)

Management Discussion and Analysis of the Financial Condition and the Results of Operations

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus Holdings AG Interim Financial Statements and the related notes to those financial statements included elsewhere in this Quarterly Report. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about future business developments. As a result of many factors, including the risks set forth under the caption "Risks Relating to Our Business and Our Industry" and elsewhere in this Quarterly Report, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

Petroplus Holdings AG, together with its subsidiaries, ("Petroplus", the "Company", "we", "our", or "us") is one of the largest independent refiners and wholesalers of petroleum products in Europe. We are focused on refining and currently own and operate four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the BRC ("Belgium Refining Company") refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland and the Teesside refinery in Teesside, United Kingdom. We have entered into a Business Sale Agreement ("BSA") with BP Oil U.K. Limited ("BP") to acquire the Coryton refinery and related operations located on the Thames Estuary in the United Kingdom. On February 1, 2007, in accordance with the BSA, we paid USD 40 million to BP towards the purchase price. This acquisition is expected to be completed on May 31, 2007. Our four existing refineries have a combined crude oil throughput capacity of approximately 405,000 barrels per day ("bpd"); the Coryton refinery has a crude oil throughput capacity of 172,000 bpd and processes up to an additional 70,000 bpd of other feedstocks. We sell our refined petroleum products to distributors and end customers, primarily in Germany, Switzerland, the United Kingdom and the Benelux countries, as well as on the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

Factors Affecting Comparability

Acquisition of the Ingolstadt Refinery

On March 31, 2007, we completed the purchase of the Ingolstadt refinery located in Ingolstadt, Germany, together with selected wholesale operations. The preliminary purchase price, including inventory and other adjustments totaled approximately USD 627.5 million and was financed with cash on hand and drawings under our working capital facilities. The final purchase price is subject to inventory and working capital adjustments, currently estimated at approximately USD 69.5 million, which has been accrued for in our quarterly financials. The Ingolstadt refinery and other related assets are included in the Condensed Consolidated Balance Sheet as of March 31, 2007, based on a preliminary purchase price allocation performed upon the closing of the transaction.

Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, we acquired European Petroleum Holdings N.V. ("EPH") and its subsidiaries, an oil refining and distribution group. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprised the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. Petroplus International B.V. ("PPI") performed a preliminary purchase price allocation as of May 31, 2006, and at that time no intangible assets or goodwill were identified. Once the valuation has been finalized, during the second quarter 2007, the preliminary purchase price allocation will be adjusted as necessary. The Condensed Consolidated Income and Cash Flow Statements for the three months ended March 31, 2006 do not include the operations of the EPH Group.

Corporate Structure, Initial Public Offering and Extinguishment of Debt
In August 2006, the shareholders of RIVR Acquisition B.V. ("RIVR") contributed their shares in RIVR to Argus Atlantic Energy Ltd. ("Argus") in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. Argus subsequently transferred their registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG. On November 30, 2006, Petroplus Holdings AG completed an Initial Public Offering (the "IPO") of 18.0 million registered shares. In combination with the offering, RIVR Holding B.V. sold approximately 66.3% of its 94.5% stake in Petroplus Holdings AG in a secondary offering of 22.0 million shares. On December 5, 2006, upon exercise of the over-allotment option, another 6.0 million shares were sold into the market, of which 45.0% or 2.7 million shares were provided by Petroplus Holdings AG and 55.0% or 3.3 million shares were sold by RIVR Holding B.V. We used the proceeds from the offering as well as the proceeds of RIVR Holding B.V.'s repayment of its note to PPI to pay down all of our outstanding borrowings.

Sale of Non-Core Assets / Discontinued Operations
During 2006, the Company entered into negotiations with 4Gas B.V. for the sale of shares in Dragon LNG Holding Ltd and Dragon LNG Ltd. (together, "Dragon") and Milford Energy Limited. These assets, along with two entities (Antol N.V. and Jely BVBA) acquired as part of the acquisition of the EPH group, were classified as held for sale as of December 31, 2006.

In February 2007, we received proceeds of approximately USD 42.8 million in connection with the sale of Dragon and Milford Energy Limited. Proceeds of approximately USD 4.2 million were also received in February 2007 in relation to the sale of Antol N.V. and Jely BVBA.

In January 2006, the Company entered into a purchase and sales agreement with SEM Group LP for the sale of Petroplus Milford Haven Limited. The total consideration of USD 142.5 million was received in February 2006.

Factors Affecting Operating Results

Overview
Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our materials cost fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Benchmark Refining Margins
In assessing our operating performance, we compare the refining margins (revenue less materials cost) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and re-

fined petroleum product prices. When these prices are combined in a formula they provide a single value - a gross margin per barrel – that, when multiplied by a throughput number, provides an approximation of the gross margin generated by refining activities.

As the performance of our refineries does not closely follow any of the currently published industry benchmark refining margins, we have created benchmark refinery margins, based upon publicly available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. The benchmark refining margins for the three refineries we operated in the first quarter 2007 are set forth in the following table:

Benchmark Refining Margins

BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/ two gasoil/two VGO/ one 3.5% fuel oil
Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/ two ULSD/two straight-run fuel oil

Each of the benchmark refining margins for our refineries are expressed in US dollars per barrel and should be used as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil processed, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, letter of credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices [1]

(in USD per barrel)	March 31, 2007	2006
Crude Oil		
Dated Brent	58.08	61.96
Brent / Urals Differential	3.51	3.67
Products Differential to Dated Brent [1]		
Naphtha	4.26	(1.34)
95 RON gasoline	9.43	5.07
ULSD	14.98	14.14
Gasoil [2]	10.85	10.79
1% Fuel Oil	(19.80)	(13.93)
3.5% Fuel Oil	(18.99)	(16.50)

Source: Bloomberg

[1] Average of daily prices for trading days during the relevant period.

[2] Based on the quoted price for heating oil.

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity prices, foreign currency fluctuations and interest rate risks, respectively. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our income statement, under the line item "Materials Cost" in the case of commodity instrument hedges and under the line item "Financial income / (expenses), net" in the case of interest rate swaps and forward currency hedges.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We were previously required to maintain certain levels of refining margin hedges in order to comply with our historical senior term debt and working capital facilities. Following our IPO in November 2006, we repaid and cancelled our senior term debt and renegotiated our working capital facilities to eliminate these hedging requirements. Our Materials Cost were impacted by hedging activities primarily relating to refining margin hedges resulting in a gain of USD 8.5 million and USD 79.8 million for the three months ended March 31, 2007 and 2006, respectively. As of March 31, 2007, we had limited refining margin hedges in place. After the open contracts price over the remaining contract period in 2007, we will have no remaining refining margin hedges in place. We currently have no plans to continue this hedging program.

See also "Outlook - Quantitative and Qualitative Disclosure About Market Risks - Commodity Price Risk" and "Outlook - Risks Relating to Our Business and Our Industry".

Other Factors

We currently source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchases based on spot market pricing have given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our Ingolstadt, BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees, contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity and chemicals.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and sale of the related refined petroleum products, the market value of the crude oil and products may change as prices related to the fixed purchase and sale commitments rise and fall. To mitigate this market risk, we purchase futures / forward contracts to offset our fixed commitments. Our futures and swaps contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Our operating results are also affected by safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. We manage the financial impact of planned downtime, such as major turnaround maintenance, through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

The tables below provide supplementary income statement and operating data for Petroplus. Selected items in each of the periods are discussed separately below.

Financial income data

(in millions of USD, except per share data)	(Unaudited) For the three months ended March 31, 2007	March 31, 2006
Continuing operations		
Revenue	1,715.1	1,471.0
Materials cost	(1,588.2)	(1,322.5)
Gross margin	**126.9**	**148.5**
Personnel expenses	(32.0)	(19.0)
Refinery operating expenses	(35.9)	(24.2)
Depreciation and amortization	(19.1)	(12.2)
Other administrative expenses	(9.8)	(4.6)
Operating profit	**30.1**	**88.5**
Financial income / (expenses), net	3.5	(7.9)
Foreign currency exchange gains / (losses)	1.6	(0.8)
Share of loss from associates	-	(0.1)
Profit before income taxes	**35.2**	**79.7**
Income tax benefit / (expenses)	17.5	(18.0)
Net income from continuing operations	**52.7**	**61.7**
Discontinued operations	**(2.4)**	**89.7**
Net income	**50.3**	**151.4**

Other financial data		
Hedging gains[1]	8.5	79.8
Net income available to shareholders (in USD):		
Basic	0.82	3.97
Diluted	0.80	3.97
Weighted average shares outstanding (in millions of shares):		
Basic	61.0	38.1
Diluted	62.9	38.1

[1] Represents the gains on refining margin commodity hedges. Excludes gains and losses on other commodity hedges in relation to price management activities in the ordinary course of business.

Market indicators

(in USD per barrel)	March 31, 2007	March 31, 2006
Dated Brent	58.08	61.96
Brent / Urals Differential	3.51	3.67
Benchmark refining margins		
6/1/2/2/1 benchmark refining margin	1.68	**
7/2/4/1 benchmark refining margin	6.07	5.62
5/1/2/2 benchmark refining margin	3.57	3.11

(in thousands of bpd, except as noted)	March 31, 2007	March 31, 2006
Selected Volumetric and Per Barrel Data[1]		
Total crude throughput:		
BRC	83.9	**
Cressier	57.7	64.7
Teesside	93.8	112.5
Total crude throughput	**235.4**	**177.2**
Total other throughput:		
BRC	5.8	**
Cressier	1.9	1.7
Teesside	0.1	-
Total other throughput	**7.8**	**1.7**
Total throughput	**243.2**	**178.9**
Total throughput (millions of barrels)	**21.9**	**16.1**
Gross margin (USD per barrel of total throughput)[1] [2]		
BRC	5.52	**
Cressier	3.41	4.12
Teesside	3.89	2.64
Operating expenses (USD per barrel of total throughput)[1]		
BRC	2.06	**
Cressier	2.41	2.02
Teesside	1.29	1.10

** Not relevant.

[1] We manage our refinery business, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes the business results shown here have been allocated to the individual refineries. Since crude oil is often purchased and priced well in advance of the time that it is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may significantly vary from those that would be determined with reference to benchmark market indicators. We manage this price risk on a total Company basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS. We believe that this individual refinery information is helpful in understanding our overall operating results.

[2] Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future. The net impact of our refining margin hedges was a gain of USD 8.5 million in 2007, as compared to a gain of USD 79.8 million in 2006.

(in thousands of bpd, except as noted)	Three Months Ended March 31, 2007							
	Total		BRC		Cressier		Teesside	
Throughput								
Crude Unit Throughput								
Light sweet	130.8	54%	-	-	37.0	62%	93.8	100%
Medium sour	80.4	33%	59.7	67%	20.7	35%	-	-
Heavy sour	24.2	10%	24.2	27%	-	-	-	-
Total Crude Unit Throughput	**235.4**	**97%**	**83.9**	**94%**	**57.7**	**97%**	**93.8**	**100%**
Other throughput	7.8	3%	5.8	6%	1.9	3%	0.1	0%
Total Throughput	**243.2**	**100%**	**89.7**	**100%**	**59.6**	**100%**	**93.9**	**100%**
Production								
Light Products								
Gasoline	22.3	9%	7.6	8%	14.7	25%	-	-
Diesels and gasoils	114.3	48%	57.5	64%	27.2	46%	29.6	32%
Jet fuel	11.0	5%	-	-	4.8	8%	6.2	7%
Petrochemicals	0.7	0%	-	-	0.7	1%	-	-
Naphtha	25.5	10%	1.2	1%	-	-	24.3	26%
LPG	5.5	2%	2.7	3%	2.8	5%	-	-
Total Light Products	**179.3**	**74%**	**69.0**	**76%**	**50.2**	**85%**	**60.1**	**65%**
Low sulfur straight run	32.7	13%	-	-	-	-	32.7	34%
Fuel oil	25.1	10%	17.7	20%	7.4	12%	-	-
Solid by-products / fuel consumed in process / fuel loss	7.2	3%	3.5	4%	2.4	4%	1.3	1%
Total Production	**244.3**	**100%**	**90.2**	**100%**	**60.0**	**101%**	**94.1**	**100%**

(in thousands of bpd, except as noted)	Three Months Ended March 31, 2006							
	Total		BRC		Cressier		Teesside	
Throughput								
Crude Unit Throughput								
Light sweet	160.5	90%	**	**	48.0	72%	112.5	100%
Heavy sweet	11.6	6%	**	**	11.6	17%	-	-
Light sour	5.1	3%	**	**	5.1	8%	-	-
Total Crude Unit Throughput	**177.2**	**99%**	**	**	**64.7**	**97%**	**112.5**	**100%**
Other throughput	1.7	1%	**	**	1.7	3%	-	-
Total Throughput	**178.9**	**100%**	**	**	**66.4**	**100%**	**112.5**	**100%**
Production								
Light Products								
Gasoline	15.7	9%	**	**	15.7	24%	-	-
Diesels and gasoils	67.3	38%	**	**	31.0	47%	36.3	32%
Jet fuel	11.3	6%	**	**	5.1	8%	6.2	6%
Petrochemicals	0.1	0%	**	**	0.1	0%	-	-
Naphtha	27.2	15%	**	**	-	-	27.2	24%
LPG	3.3	2%	**	**	3.3	5%	-	-
Total Light Products	**124.9**	**70%**	**	**	**55.2**	**84%**	**69.7**	**62%**
Low sulfur straight run	41.3	23%	**	**	-	-	41.3	37%
Fuel oil	7.6	4%	**	**	7.6	11%	-	-
Solid by-products / fuel consumed in process / fuel loss	3.9	2%	**	**	2.5	4%	1.4	1%
Total Production	**177.7**	**99%**	**	**	**65.3**	**99%**	**112.4**	**100%**

** not relevant.

First Quarter 2007 Compared to the First Quarter 2006

Overview

Our operating income was USD 30.1 million for the three months ended March 31, 2007 as compared to USD 88.5 million in the first quarter of 2006. Income from continuing operations for the three months ended March 31, 2007 was USD 52.7 million as compared to USD 61.7 million in 2006. Our net income available to shareholders was USD 50.3 million (USD 0.80 per diluted share) for the three months ended March 31, 2007 as compared to USD 151.4 million (USD 3.97 per diluted share) in the first quarter of 2006.

Overall the decrease in consolidated results was principally due to the significant gains realized in the first quarter of 2006, which were not recurring in the first quarter of 2007, relating to our discontinued refining margin hedging program and our gains from discontinued operations. The results from continuing operations in the first quarter of 2007 included a gain of USD 8.5 million versus a gain of USD 79.8 million in the first quarter of 2006 related to our refining margin commodity hedges. The results from discontinued operations include a loss of USD 2.4 million in the first quarter 2007 versus a gain of USD 89.7 million in the first quarter 2006. Additionally, the results of operations for the first quarter 2007 include three months of operations of EPH, which was acquired on May 31, 2006.

Revenue

Our revenue increased by USD 244.1 million, or 17%, to USD 1,715.1 million for the three months ended March 31, 2007 from USD 1,471.0 million for the three months ended March 31, 2006. The increase in revenue was mainly attributable to the acquisition of EPH and higher refined petroleum product prices during the first three months of 2007 in comparison to the same period in 2006.

Gross Margin

Our gross margin decreased by USD 21.6 million, or 15%, to USD 126.9 million for the three months ended March 31, 2007 from USD 148.5 million for the three months ended March 31, 2006. The decreased gross margin in the first quarter 2007 was principally driven by the decrease in our refining margin hedging program which, in the prior year, resulted in significant gains, offset by the acquisition of EPH and an increase in refining margins. The net impact of our refining margin commodity hedge was a gain of USD 8.5 million in 2007 as compared to a gain of USD 79.8 million in 2006.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery increased 8% due to the higher gasoline premium to Dated Brent partially offset by an increased discount to Dated Brent of 1% fuel oil. Our 5/1/2/2 benchmark refining margin for the Teesside refinery was 15% higher in the first quarter of 2007 as compared to 2006 due to the increase in the price of Naphtha, which has historically been at a discount to Dated Brent and increased to a premium in the first quarter of 2007, offset by the decrease in the straight run fuel oil discount to Dated Brent.

Refinery Operations

BRC. For the three months ended March 31, 2007, the BRC refinery's total throughput rate averaged approximately 89,700 bpd. Following the acquisition, management decided to reduce throughput rates to carry out an extensive program of catch-up maintenance and enhance training in order to provide for safer and more reliable operations. This program was completed early in the first quarter of 2007.

Cressier. For the three months ended March 31, 2007, the Cressier refinery's total throughput rate averaged approximately 59,600 bpd. The rate was reduced primarily as a result of the market conditions related to decreased Rhine Freight premiums.

For the same period in 2006, the Cressier refinery's total throughput rate averaged approximately 66,400 bpd.

Teesside. For the three months ended March 31, 2007, the Teesside refinery's total throughput rate averaged approximately 93,900 bpd. The rate was impacted by increased vapor pressure in the Ekofisk crude which caused the refinery to run at reduced rates.

For the same period in 2006, the Teesside refinery's total throughput rate averaged approximately 112,500 bpd.

Antwerp Processing Facility. Our Antwerp processing facility's operating loss for the three months ended March 31, 2007 was USD 0.4 million as compared to an operating loss of USD 1.5 million in 2006. The decrease in loss represents operational improvement associated with its contracts and increased rental income from tank storage.

Personnel Expenses
Our personnel expenses increased by USD 13.0 million to USD 32.0 million for the three months ended March 31, 2007 from USD 19.0 million in the first three months of 2006. This increase in personnel expenses was principally due to the EPH acquisition, an increase in employees at headquarters which in turn resulted in an increase in salaries and related expenses.

Refinery Operating Expenses
Our refinery operating expenses increased by USD 11.7 million to USD 35.9 million for the three months ended March 31, 2007 from USD 24.2 million in the first three months of 2006. The increase is primarily attributable to the EPH acquisition, increased maintenance costs at the Teesside refinery and additional safety, health, and environmental compliance expenditures.

Depreciation and Amortization
Our depreciation and amortization expenses increased by USD 6.9 million, to USD 19.1 million for the three months ended March 31, 2007 from USD 12.2 million in the first three months of 2006. The increase is mainly attributable to the EPH acquisition.

Other Administrative Expenses
Our other administrative expenses increased by USD 5.2 million to USD 9.8 million for the three months ended March 31, 2007 from USD 4.6 million in the first three months 2006. This increase was principally due to increased administration fees and increased relocation costs associated with the further development of corporate personnel.

Financial Income / (Expenses), Net
Our net financial income increased by USD 11.4 million to USD 3.5 million for the three months ended March 31, 2007 from a net financial expense of USD 7.9 million for the three months ended March 31, 2006. The increase in net financial income in 2007 was mainly due to decreases in interest expense related to long-term loans, bank overdrafts and write-offs of capitalized refinancing expenses. The Company had no debt outstanding for the majority of the first quarter of 2007, thus incurring less financial expenses.

Foreign Currency Exchange Gains / (Losses)
Our foreign currency exchange results represented a gain of USD 1.6 million for the three months ended March 31, 2007 as compared to a loss of USD 0.8 million for the three month ended March 31, 2006. The gain represents a weaker dollar against our local currencies, Swiss Franc, Euro and British Pound.

Income Tax Benefit / (Expenses)
Our income tax benefit was USD 17.5 million for the three months ended March 31, 2007 compared to an expense of USD 18.0 million in 2006. Our estimated effective tax rate of 10% for 2007 was applied to results for the first quarter of 2007. Our tax rate was impacted by the release of a valuation allowance of approximately USD 21.3 million in connection with the Ingolstadt acquisition.

Liquidity and Capital Resources

Cash Flows

The following table summarizes the cash flow activity for the periods indicated:

(in millions of USD)	For the three months ended March 31, 2007	March 31, 2006
Cash provided by / (used in) operating activities	89.4	(98.7)
Cash (used in) investing activities	(656.8)	(12.5)
Cash provided by financing activities	511.8	64.0
Net decrease in cash and short-term deposits	**(55.6)**	**(47.2)**
Net cash flows from discontinued operations	35.8	140.7
Net foreign exchange differences	(5.1)	(6.7)
Cash and short-term deposits at beginning of period	91.6	65.9
Cash and short-term deposits at end of period	**66.7**	**152.7**

Cash Flows from Continuing Operating Activities

Net cash flows provided from operating activities were USD 89.4 million for the three months ended March 31, 2007 as compared to net cash used in operating activities of USD 98.7 million in the first quarter of 2006. Net income from continuing operations contributed USD 52.7 million for the three months ended March 31, 2007 versus USD 61.7 million in the first quarter of 2006. Cash flows from operating activities were significantly affected by the change in trade and other receivables due to the timing of payments received for securitized accounts receivables. Cash provided by operating activities were offset by a decrease in trade payables, other payables and accrued expenses, mainly driven by reduced crude purchases for the BRC and Cressier refineries leading up to the planned turnarounds.

Cash Flows from Continuing Investing Activities

Net cash flows used in investing activities were USD 656.8 million for the three months ended March 31, 2007 as compared to net cash used in investing activities of USD 12.5 million in the first quarter of 2006. On March 31, 2007 the Company completed the acquisition of the Ingolstadt Refinery which resulted in a net cash outflow of USD 628.8 million. Cash used in investing activities in the first quarter of 2006 resulted primarily from routine purchases of property, plant and equipment.

Cash Flows from Continuing Financing Activities

Net cash flows provided by financing activities were USD 511.8 million for the three months ended March 31, 2007 as compared to net cash provided by investing activities of USD 64.0 million in the first quarter of 2006. Cash flows from financing activities were primarily impacted by financing obtained in late March to finance the Ingolstadt acquisition.

Net Cash Flows from Discontinued Operations

Net cash flows provided by discontinued operations were USD 35.8 million for the three months ended March 31, 2007 as compared to net cash provided by discontinued operations of USD 140.7 million in the first quarter of 2006. During 2006, the Company entered into negotiations with 4Gas B.V. for the sale of shares in Dragon LNG Holdings Ltd and Dragon LNG Ltd. (together "Dragon") and Milford Energy Limited. The sale closed during February 2007. Cash inflows in the first quarter of 2006 resulted primarily from the sale of Petroplus Milford Haven Limited to SEM Group LP in January 2006.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into four major categories:

Permit related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities. These include process safety improvements and installation of equipment to reduce emissions to the environment.

Sustaining capital expenditures include regular, non-permit related capital expenditures we incur to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

Project-related capital expenditures include capital expenditures for improvements or upgrades to our production facilities that have been identified to provide significant refining margin returns. These projects are expected to either add capacity or increase product yields in higher value petroleum products. These projects can also be IT related.

Our total capital expenditures, excluding acquisition expenditures and acquisitions of financial leases, are summarized in the following table by major category for the periods indicated:

Actual capital expenditures

	For the three months ended	
(in millions of USD)	March 31, 2007	March 31, 2006
Permit-related	4.1	0.8
Sustaining	3.4	4.7
Turnaround	5.4	0.8
Projects	14.5	1.4
Total capital expenditures	**27.4**	**7.7**

Summary of Indebtedness

The following table sets forth our financial indebtedness and cash balances as of March 31, 2007 and December 31, 2006:

(in millions of USD)	March 31, 2007	December 31, 2006
Term Loan Facilities	-	-
Working Capital Facilities	498.1	-
Total financial debt	**498.1**	**-**
Cash and short-term deposits	66.7	91.6
Net financial debt	**431.4**	(91.6)

The Company's consolidated EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") as defined in our indenture agreement to the senior notes issued in April 2007, is USD 50.8 million for the three months ended March 31, 2007.

Liquidity

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. We intend to fund our planned acquisition of the Coryton refinery and related supply and distribution assets primarily with debt. Our

ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Off-Balance Sheet Arrangements

As of March 31, 2007, we opened letters of credit in the amount of USD 652.5 million and posted other guarantees in the amount of USD 322.4 million. The letters of credit primarily related to crude oil purchases, whereas the guarantees primarily related to customs bonds for the newly acquired Ingolstadt refinery.

Outlook

The discussion below contains forward looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations, which are discussed in "Forward Looking Statements" and elsewhere in this document. The prospective financial information below are not facts and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Coryton refinery and have not operated the Ingolstadt or Coryton refineries. As a result, the forecasted information relating to the Ingolstadt and Coryton refineries is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that the refining industry will perform well in 2007, absent any unexpected changes, seasonality and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 6/1/2/2/1 benchmark refining margin for the BRC refinery, 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery and 5/2/2/1 benchmark refining margin for the Coryton refinery, as proxies for refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries (including pending acquisitions) as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the following: the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than scheduled maintenance shutdowns as described below.

Ingolstadt Refinery

We expect the Ingolstadt refinery's total throughput during the second quarter of 2007 will be approximately 95,000 to 105,000 bpd. We expect the Ingolstadt refinery's throughput rate in 2007, post acquisition, will be approximately 100,000 to 110,000 bpd.

BRC Refinery

We expect the BRC refinery's total throughput during the second quarter of 2007 will be approximately 20,000 bpd. We expect the refinery's full-year total throughput rate will be approximately 80,000 to 90,000 bpd in 2007. These throughput rates reflect a significant scheduled maintenance turnaround taking place during the second quarter of 2007. We expect the project to be completed by the end of the second quarter.

Cressier Refinery

We expect the Cressier refinery's total throughput rate during the second quarter of 2007 will be approximately 35,000 to 40,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 58,000 to 63,000 bpd. These throughput rates reflect a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's total throughput rate during the second quarter of 2007 to be approximately 95,000 to 105,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 95,000 to 105,000 bpd.

Coryton Refinery

Based on our analysis of the Coryton refinery's current configuration and operations, we expect the Coryton refinery's throughput rate for the remainder of 2007, post acquisition, will be approximately 200,000 to 210,000 bpd.

Refinery Operating Expenses

Natural gas will be the largest component of our variable operating expenses. On an annual basis, our refineries will purchase approximately 1,800 billion KWh ("Kilo-Watt-hours") of natural gas, with most of these purchases relating to the Coryton refinery. Other significant components of operating expenses are our employee costs, ongoing repair and maintenance, catalysts and chemicals.

Interest Expense

We expect that our net interest for borrowings under the working capital facilities will have a blended rate of the published LIBOR rate plus approximately 1.00%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities. In addition, in connection with financing the Coryton refinery, we have borrowed USD 1,200 million in the form of a high yield corporate bond ("HYB"), of which approximately USD 600 million is in a 7 year tranche that has a fixed interest rate of 6.75% and approximately USD 600 million in a 10 year tranche with a fixed interest rate of 7.00%. The HYB will impact our interest expense in the second quarter 2007 for the first time.

Income Taxes

We expect our effective income tax rate for 2007 to be approximately 10% of our net income before income taxes excluding any nonrecurring events. Our effective income tax rate will vary as realized refining margins fluctuate. Our effective income tax rate will also vary in connection with any acquisitions and disposals.

Discretionary Capital Expenditure Plan

As part of our continual assessment of our discretionary capital expenditure program, further evaluations of this program are in progress in connection with the recent acquisition of the Ingolstadt refinery and the pending acquisition of the Coryton refinery. While management has not made any changes in the discretionary capital program, management is reviewing certain projects at the Teesside refinery in light of the pending acquisition of the Coryton refinery.

Quantitative and Qualitative Disclosure about Market Risk

General

The risks inherent in our business include the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk

Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The supply of and demand for these commodities depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum products and our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the US dollar, which is the presentation currency for our financial statements. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the US dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in US dollars as well as Euro, Swiss Francs and British Pounds.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in Euros, Swiss Francs and British Pounds and then translated into US dollars for inclusion in our financial statements. Thus, a decline in the value of the Euro, Swiss Franc or British Pounds against the US dollar will have a negative affect on our revenues as reported in US dollars. Conversely, a decline in the value of the Euro, Swiss Francs or British Pounds against the US dollar will have a positive effect on our expenses as reported in US dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated in not only US dollars but also in Euro, Swiss Francs and British Pounds. Accordingly, the relative movements of the exchange rate of the US dollar against any of these non-US dollar currencies can significantly affect our results of operations.

In connection with our acquisitions of the Ingolstadt and Coryton refineries, we have incurred some indebtedness denominated in USD, whereas some of subsidiaries involved in the purchasing or the internal financing of these refineries have non-USD functional currencies at present, which may give rise to foreign exchange exposure for some of these subsidiaries. As a result, a decrease in the value of any non-US dollar currency against the US dollar will result in an increase in the relevant non-US dollar value of the US dollar denominated indebtedness. Conversely, an increase in the value of any non-US dollar currency against the US dollar will result in a decrease in the relevant non-US dollar value of the US dollar denominated indebtedness. In order to reduce this foreign exchange risk the Company may enter into foreign exchange hedges, including derivative instruments such as forwards and swaps.

Interest Rate Risk

As of March 31, 2007, we have USD 498.1 million in borrowings under our working capital facilities. As we borrow on our working capital facilities, we will be subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of March 31, 2007, we had no interest rate swaps.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on their credit rating and our review of the counterparty's financial condition, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we may also be the beneficiaries of bank guarantees, letters of credit, or similar credit mitigation instruments.

Risks Relating to Our Business and Our Industry

There have been no changes to the risks relating to the industry in which we operate or our business since the filing of the 2006 Annual Report. For the details of these risks please refer to our Annual Report as filed with the SWX.

Critical Accounting Judgments and Estimates

The preparation of our financial statements in conformity with International Financial Reporting Standards ("IFRS") requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized in our 2006 Annual Report our accounting estimates that require more subjective judgment by our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our financial statements. These accounting estimates have not changed significantly within the first three months of 2007.



Interim Financial Statements

Condensed Consolidated Financial Statements of Petroplus Holdings AG

21	Condensed Consolidated Income Statements for the three months ended March 31, 2007 and 2006
22	Condensed Consolidated Balance Sheets at March 31, 2007 and December 31, 2006
23	Condensed Consolidated Cash Flow Statements for the three months ended March 31, 2007 and 2006
24	Condensed Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2007 and 2006
25	Notes to the Condensed Consolidated Financial Statements
31	Review Report of the Group Auditors

(This page has been left blank intentionally.)

Condensed Consolidated Income Statements for the three months ended March 31, 2007 and 2006 (reviewed)

(in millions of USD)	Notes	For the three months ended March 31, 2007	March 31, 2006
Continuing operations			
Revenue	3	1,715.1	1,471.0
Materials cost		(1,588.2)	(1,322.5)
Gross margin		**126.9**	**148.5**
Personnel expenses		(32.0)	(19.0)
Refinery operating expenses		(35.9)	(24.2)
Depreciation and amortization		(19.1)	(12.2)
Other administrative expenses		(9.8)	(4.6)
Operating profit		**30.1**	**88.5**
Financial income / (expenses), net		3.5	(7.9)
Foreign currency exchange gains / (losses)		1.6	(0.8)
Share of loss from associates		-	(0.1)
Profit before income taxes		**35.2**	**79.7**
Income tax benefit / (expenses)	5	17.5	(18.0)
Net income from continuing operations		**52.7**	**61.7**
Discontinued operations			
(Losses) / gains from discontinued operations, net of tax	10	(2.4)	89.7
Net income		**50.3**	**151.4**
Net income attributable to:			
Shareholders of the parent		50.3	151.4
Minority interest		-	-
Net income		**50.3**	**151.4**
Earnings per share (in US dollars)			
Earnings per share - basic		0.82	3.97
Earnings per share - diluted		0.80	3.97
calculated on continuing operations			
Earnings per share - basic		0.86	1.62
Earnings per share - diluted		0.84	1.62

Condensed Consolidated Balance Sheets at March 31, 2007 (reviewed) and December 31, 2006 (audited)

(in millions of USD)	Notes	March 31, 2007	December 31, 2006
Current assets			
Cash and short-term deposits		66.7	91.6
Trade receivables, net		679.5	546.9
Derivative financial instruments		203.4	239.0
Other receivables and prepayments		150.1	193.9
Inventories		1,030.1	741.0
Current tax assets	5	0.8	0.8
Assets classified as held for sale	10	-	81.2
Total current assets		**2,130.6**	**1,894.4**
Non-current assets			
Intangible assets		5.0	1.0
Property, plant and equipment	6	1,629.9	1,092.5
Investments in associates		0.8	0.4
Financial assets available for sale		2.1	2.2
Other financial assets		-	19.1
Deferred tax assets	5	42.5	5.2
Total non-current assets		**1,680.3**	**1,120.4**
Total assets		**3,810.9**	**3,014.8**
Current liabilities			
Interest-bearing loans and borrowings	7	498.1	-
Finance lease commitments		3.2	3.3
Trade payables	8	492.2	567.9
Current tax liabilities	5	24.3	17.5
Derivative financial instruments		264.8	260.1
Other payables and accrued expenses		533.3	316.0
Liabilities classified as held for sale	10	-	39.4
Total current liabilities		**1,815.9**	**1,204.2**
Non-current liabilities			
Interest-bearing loans and borrowings	7	-	-
Finance lease commitments		29.8	30.0
Retirement benefit obligation		66.8	28.2
Deferred tax liabilities	5	250.9	158.5
Provisions		46.0	38.8
Total non-current liabilities		**393.5**	**255.5**
Total liabilities		**2,209.4**	**1,459.7**
Shareholders' equity			
Share capital		459.7	459.7
Share premium		684.4	684.4
Translation reserve		4.1	9.2
Retained earnings		453.0	401.4
Equity attributable to shareholders' of the parent		**1,601.2**	**1,554.7**
Minority interest		0.3	0.4
Total shareholders' equity		**1,601.5**	**1,555.1**
Total liabilities and shareholders' equity		**3,810.9**	**3,014.8**

Condensed Consolidated Cash Flow Statements for the three months ended March 31, 2007 and 2006 (reviewed)

(in millions of US dollars)	Notes	For the three months ended March 31, 2007	March 31, 2006
Cash flows from continuing operating activities			
Net income from continuing operations		52.7	61.7
Net reversal of non-cash items:			
Depreciation and amortization		19.1	12.2
Share-based payments		1.7	-
Changes in working capital and provisons from continuing operations:			
Change in provisions		(1.4)	-
Change in trade receivables and other receivables		101.1	1.1
Change in inventories		(4.1)	(50.1)
Change in derivative financial instruments		40.3	(55.5)
Change in trade payables, other payables and accrued expenses		(89.3)	(85.2)
Change in income tax position	5	(30.7)	17.1
Cash flows from continuing operating activities		**89.4**	**(98.7)**
Cash flows from continuing investing activities			
Investment in property, plant and equipment		(28.0)	(12.5)
Acquisition of subsidiaries, net of cash acquired	9	(628.8)	-
Cash flows from continuing investing activities		**(656.8)**	**(12.5)**
Cash flows from continuing financing activities			
Share issue costs (IPO)		0.1	-
Increase in long-term liabilities		-	38.2
Transaction costs		(0.3)	-
Repayment of long-term liabilities		(0.2)	(103.1)
Net interest on financing activities		-	-
Increase on working capital facilities	7	512.2	128.9
Cash flows from continuing financing activities		**511.8**	**64.0**
Cash flows from discontinued operations	10	**35.8**	**140.7**
Net cash flow		**(19.8)**	**93.5**
Net foreign exchange differences		(5.1)	(6.7)
Movement in cash and short-term deposits		**(24.9)**	**86.8**
Cash and cash equivalents from continuing operations, beginning of the period		91.6	65.9
Cash and cash equivalents from continuing operations, end of the period		**66.7**	**152.7**

Condensed Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2007 and 2006 (reviewed)

(in millions of US dollars)	Notes	Attributable to equity holders of the parent					Minority Interest	Total Equity
		Share capital	Share premium	Translation reserve	Retained earnings	Total		
Balance as per January 1, 2006		**3.1**	**28.3**	**0.2**	**(2.7)**	**28.9**	**0.9**	**29.8**
Exchange difference on translation of foreign entities		-	-	(6.6)	-	**(6.6)**	-	**(6.6)**
Net income recognized directly into equity		-	-	**(6.6)**	-	**(6.6)**	-	**(6.6)**
Net income for the period		-	-	-	151.4	**151.4**	-	**151.4**
Total recognized income and expense for the period		-	-	**(6.6)**	**151.4**	**144.8**	-	**144.8**
Changes in minority interests		-	-	-	-	-	-	-
Balance as per March 31, 2006		**3.1**	**28.3**	**(6.4)**	**148.7**	**173.7**	**0.9**	**174.6**
Balance as per January 1, 2007		**459.7**	**684.4**	**9.2**	**401.4**	**1,554.7**	**0.4**	**1,555.1**
Exchange difference on translation of foreign entities		-	-	(5.1)	-	**(5.1)**	(0.1)	**(5.2)**
Net income recognized directly into equity		-	-	**(5.1)**	-	**(5.1)**	**(0.1)**	**(5.2)**
Net income for the period		-	-	-	50.3	**50.3**	-	**50.3**
Total recognized income and expense for the period		-	-	**(5.1)**	**50.3**	**45.2**	**(0.1)**	**45.1**
Share issue costs (IPO costs)					0.1	**0.1**	-	**0.1**
Share-based payments		-	-	-	1.7	**1.7**	-	**1.7**
Related income tax (IPO & Share-based payments)		-	-	-	(0.5)	**(0.5)**	-	**(0.5)**
Changes in minority interests		-	-	-	-	-	-	-
Balance as per March 31, 2007		**459.7**	**684.4**	**4.1**	**453.0**	**1,601.2**	**0.3**	**1,601.5**

Notes to the Condensed Consolidated Financial Statements

1 Basis of preparation

Petroplus Holdings AG's (the "Company", "we", "us" or "Petroplus") Interim Condensed Consolidated Financial Statements for the period ended March 31, 2007 ("Interim Financial Statements") have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and are stated in US dollars ("USD"). In the opinion of the management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These Interim Financial Statements should be read in conjunction with the audited Financial Statements included in the Petroplus Annual Report 2006.

2 Significant accounting policies

In preparing the Interim Financial Statements, the accounting principles and methods of computation applied are consistent with those used in the financial statements as of December 31, 2006 and for the year ended except for the adoption of new Standards and Interpretations as noted below. The adoption of these new or revised IAS/IFRS-Standards and Interpretations effective for accounting periods beginning on January 1, 2007 have not had any or no significant impact on the Interim Financial Statements.

IFRS 7 *Financial Instruments: Disclosures* – Petroplus adopted the disclosure requirements for financial instruments under IFRS 7 as of January 1, 2007. The new standard has no impact on recognition, measurement and presentation of financial instruments and accordingly has no effect on our Net Income and Equity. Rather, it requires Petroplus to provide disclosures in our financial statements that enable readers to evaluate (a) the significance of financial instruments for the Company's financial position and performance, and (b) the nature and extent of the credit, market and liquidity risks arising from financial instruments used during the period and at the reporting date, and how the Company manages those risks. The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 *Financial Instruments: Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*. The Company will disclose the additional information as of December 31, 2007 and 2006 as required by the standard. There is no effect on our 2007 quarter filings.

IFRIC 9 *Reassessment of Embedded Derivatives* – Petroplus adopted this Interpretation as of January 1, 2007, which states that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

IFRIC 10 *Interim Financial Reporting and Impairment* – Petroplus adopted this Interpretation as of January 1, 2007, which requires that an entity must not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The Company has early adopted the following Standard:

IFRS 8 *Operating Segment* – Petroplus has elected to early adopt IFRS 8 as of January 1, 2007. This standard requires disclosure of information about the Company's operating segments. IFRS 8 replaces IAS 14 *Segment Reporting*. The adoption of this Standard did not have any effect on the financial position or performance of the Company. Petroplus has determined that under IFRS 8 we operate as one segment, the refining operating segment, previously identified under IAS 14. Additional disclosure of this segment is shown in Note 3, including comparative information.

3 Segment information

We have one reportable operating segment, refining. Our refining segment includes refining and wholesale marketing operations. Petroplus is an independent refining company with no other operating activities. As such we manage operations on a consolidated basis.

Operating segments

(in millions of USD)	Refining		Total Continuing Operations		Discontinued Operations		Total Company	
	For the three months ended March 31,							
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	1,715.1	1,471.0	1,715.1	1,471.0	1.8	907.3	1,716.9	2,378.3
Total revenue	**1,715.1**	**1,471.0**	**1,715.1**	**1,471.0**	**1.8**	**907.3**	**1,716.9**	**2,378.3**
Net income / (loss)			**52.7**	**61.7**	**(2.4)**	**89.7**	**50.3**	**151.4**

4 Seasonality

Aside from many other risks that affect the profitability of our business, we are subject to seasonal cycles for specific products. Typically in warmer times during the year, worldwide demand for clean transportation fuels increases as consumers travel more frequently. Similarly, cold weather spikes demand for heating oil. While we are subject to seasonal fluctuations, demand is focused around similarly priced middle distillate products which balance over a year of operations.

5 Income taxes

Our estimated effective tax rate of 10% for 2007 was applied to quarterly results in accordance with IFRS. However, our tax rate in the first quarter was impacted by the recognition of tax losses carried forward in connection with the Ingolstadt acquisition in Germany. With the Ingolstadt acquisition, we expect that we will now be able to utilize these tax losses carried forward in future periods – resulting in a tax benefit of approximately USD 21.3 million recognized in the first quarter 2007.

6 Property, plant and equipment

During the first quarter 2007 and 2006, the Company has spent approximately USD 27.4 million and USD 7.7 million, respectively, on property, plant and equipment.

7 Credit Facilities and Borrowings

Inventory Revolving Credit Facility
Certain of our subsidiaries are party to a USD 1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 21, 2006, the "RCF"). The amended facility includes an option to increase the facility amount up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover the Company can obtain additional availability on an uncommitted basis under the same facility.

The RCF is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to USD 100 million. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the SPE ("Special Purpose Entity") purchaser under our RPF. Such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

The balance outstanding on the RCF was USD 96.0 million as of March 31, 2007. There were no outstanding drawings as of December 31, 2006.

Receivables Purchase Facility
Certain of our subsidiaries are party to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "Receivables Purchase Facility" or "RPF"). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPE purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The balance outstanding on the RPF was USD 142.0 million as of March 31, 2007. There were no outstanding drawings as of December 31, 2006.

Credit Facility
On March 27, 2007, the Company signed a USD 400 million three month Uncommitted Facility Letter with BNP Paribas, the purpose of which is to finance the working capital portion of the Ingolstadt refinery acquisition until the assets are acquired and can be used as collateral to borrow against under the RCF. There is a further option related to working capital portion of the Coryton refinery acquisition. The maximum expected duration is three months per acquisition.

The balance outstanding on the credit facility was USD 228.3 million as of March 31, 2007. The loan was repaid in the beginning of May with the proceeds received from the additional equity offering. Further information is also disclosed in Note 13.

Other Working Capital Facilities
Some of our subsidiaries have smaller working capital facilities available of which USD 49.4 million were drawn upon as of March 31, 2007. There were no outstanding drawings as of December 31, 2006.

Capitalized Financing Costs
Interest-bearing loans and borrowings have been offset by capitalized financing costs in the amount of USD 17.6 million. The capitalized financing costs are depreciated over three years.

8 Trade Payables

In connection with the scheduled turnarounds (maintenance shut-downs) at the Cressier and the BRC refineries in the second quarter of 2007, oil purchases were lowered to a minimum in March and trade payables decreased accordingly.

9 Acquisition of the Ingolstadt Refinery

On March 31, 2007, we completed the purchase of the Ingolstadt refinery (Petroplus Raffinerie Ingolstadt GmbH) located in Ingolstadt, Germany, together with selected wholesale operations. The preliminary purchase price, including inventory and other adjustments totaling approximately USD 627.5 million, was financed with cash on hand and drawings under our working capital facilities. The final purchase price is subject to a working capital adjustment, currently estimated at approximately USD 69.5 million, which has been accrued for in our quarterly financials. The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughput capacity of approximately 110,000 bpd. See below for the purchase consideration and the preliminary purchase price allocation:

As the acquisition of the Ingolstadt refinery did not close until March 31, 2007 and has not yet been operated under our control, the revenue and profit or loss for the three months ended March 31, 2007 can not be reliably estimated at this time.

Purchase consideration

(in millions of USD)	
Purchase price	627.5
Purchase price adjustment	69.5
Fees	1.3
Total purchase consideration	**698.3**

Purchase price allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	-	-
Inventories	285.1	285.1
Trade receivables	175.0	175.0
Property, plant and equipment	290.0	520.7
Deferred tax assets	10.2	10.2
Intangible assets	1.4	1.4
Other assets	1.2	1.2
Total assets	762.9	993.6
Liabilities acquired		
Bank overdrafts	5.2	5.2
Provisions	6.1	6.1
Retirement benefit obligation	41.1	41.1
Derivative financial instruments	-	88.1
Trade payables	45.7	45.7
Other liabilities	109.8	109.1
Total liabilities	207.9	295.3
Net assets acquired	**555.0**	**698.3**

Total purchase consideration	698.3
Accrual for purchase price adjustment	(69.5)
Cash acquired	-
Net cash outflow from transaction	**628.8**

10 Disposal of Subsidiaries

Disposals in the first quarter 2007

During 2006, the Company entered into negotiations with 4GAS B.V. for the sale of shares in Dragon LNG Holding Ltd and Dragon LNG Ltd. (together, "Dragon") and Milford Energy Limited. These assets, along with two entities (Antol N.V and Jely BVBA) acquired as part of the acquisition of EPH, were classified as held for sale as of December 31, 2006.

In February 2007, the company received proceeds of approximately USD 42.5 (EUR 32.4) million in connection with the sale of Dragon and Milford Energy Limited. Proceeds of approximately USD 4.2 (EUR 3.2) million were also received in February 2007 in relation to the sale of Antol N.V. and Jely BVBA. These transactions resulted in a net loss of approximately USD 1.3 million (EUR 1.0 million). An additional loss of USD 1.1 million (EUR 0.8 million) was realized in connection with the final settlement received for the sale of the German tankstorage group in 2006.

Disposals in the first quarter 2006

In January 2006, the Company entered into a purchase and sales agreement with SEM Group LP for the sale of Petroplus Milford Haven Limited. Total consideration of USD 142.5 (EUR 117) million was received in February 2006. This transaction resulted in a net gain of USD 80.0 million (EUR 66.7 million).

11 Other commitments and Contingencies

Contingencies and commitments

In connection with the acquisition of Ingolstadt, we entered into a five year off-take agreement with Esso to supply its retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil with substantial amounts of jet fuel. This agreement will account for approximately 65% of the Ingolstadt refinery's gasoline production, 59% of its diesel fuel production and 85% of its jet fuel production. The off-take agreement terminates on December 31, 2011. However, Esso may terminate the agreement earlier, with 180 days notice, as to all the products covered by the agreement except jet fuel if Esso is no longer selling such products through its retail chain. Other products are included in the off-take agreement.

Letter of Credits/Guarantees

As of March 31, 2007, we opened letters of credit in the amount of USD 652.5 million and posted other guarantees in the amount of USD 322.4 million. The letters of credit primarily related to crude oil purchases, whereas the guarantees primarily related to customs bonds for the newly acquired Ingolstadt refinery.

12 Currency Translation Rates

The following table shows the principal rates used to translate the Financial Statements of foreign entities into US dollar:

	03/31/2007	12/31/2006	3/31/2006
Average rates applied for the income statement			
1 EUR	1.31	1.26	1.20
1 CHF	0.81	0.80	0.77
1 GBP	1.95	1.84	1.75
1 CZK	0.05	0.04	0.04
Period-end rates applied for the balance sheet			
1 EUR	1.33	1.32	1.21
1 CHF	0.82	0.82	0.77
1 GBP	1.96	1.96	1.74
1 CZK	0.05	0.05	0.04

13 Subsequent events

Rights offering and launch of Senior Notes

During April 2007 the Company launched a rights offering (the "Equity Transaction") whereby the Company issued 7.6 million new registered shares from existing authorized capital. The shares were offered at a price of CHF 100.00. The net proceeds amount to approximately CHF 732 million (USD 608.7 million). The proceeds received were primarily used to pay down the existing bridge and working capital facilities.

In April 2007 the Company also launched the successful offering of USD 600 million, 6.75% senior notes due 2014 and USD 600 million, 7% senior notes due 2017 (together the "Notes"). The Company intends to use the proceeds from the Notes primarily to fund the planned acquisition of the Coryton refinery. Also in April, as a result of the successful issuance of the notes, the Company gave notice to irrevocably cancel the entire USD 666 million (EUR 500 million) senior secured credit facility entered into during February 2007.

Nynas Bitumen Supply Contract

Effective May 1, 2007, Petroplus Marketing AG, Petroplus Refining Cressier AG and Nynas AG ("Nynas") completed a mutual termination agreement relating to the supply of bitumen products to Nynas from the Cressier refinery. In exchange for Nynas agreement regarding termination of the relevant production and supply of bitumen products to Nynas earlier than the December 31, 2012 expiration date and Nynas agreement to procure alternative arrangements for bitumen products supply, Petroplus agreed to pay Nynas a fixed fee in the amount of USD 10 million. If Petroplus resumes production of bitumen products at Cressier prior to January 1, 2013 and Nynas agrees to purchase the bitumen products, Nynas shall reimburse Petroplus on a pro-rata basis the fixed fee of USD 10 million. Also effective May 1, 2007, under the terms of the exclusive distribution agreement, Petroplus Mineralölprodukte Deutschland GmbH entered into an agreement with Nynas for the exclusive right of distribution of bitumen produced at the newly acquired Ingolstadt refinery in Germany. The agreed upon term of this contract is ten years, with yearly pricing negotiations, beginning January 1, 2008.

Litasco Throughput Contract

One of the Antwerp processing facility's hydro desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The throughput deal can at any time be terminated by either party serving a notice of termination. Notice of termination was communicated by Litasco during the second quarter of 2007. The Company is considering possible alternatives for re-negotiation of the contract.

14 Authorization of Interim Financial Statements

These Interim Financial Statements have been authorized for issue by the Board of Directors on May 24, 2007.

Zug, May 24, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

Review Report of the Group Auditors

ERNST & YOUNG

▪ Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

▪ Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the Board of Directors of

Petroplus Holdings AG, Zug

Zurich, May 24, 2007

Review report on the interim condensed consolidated financial statements

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of Petroplus Holdings AG and its subsidiaries (the "Group") as of March 31, 2007 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the three-month period then ended and notes to the consolidated financial statement (pages 19 to 30). Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting ("IAS 34"). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young Ltd

Eric Ohlund	Reto Hofer
Certified Public Accountant (in charge of the audit)	Swiss Certified Accountant



Contact Information

Registered office
Petroplus Holdings AG
Industriestrasse 24
6300 Zug
Switzerland
Phone +41 58 580 1100
Fax +41 58 580 1191

For further information regarding Petroplus please contact
Petroplus Holdings AG
Investor Relations
Phone +41 58 580 1166
Email ir@petroplus.biz

Petroplus on the Internet
www.petroplusholdings.com

Publisher: Petroplus Holdings AG, Zug, Switzerland
Realization, production and print:
Victor Hotz AG, Corporate Publishing & Print,
Steinhausen, Switzerland

Document 13A

Petroplus CEO to Present at Lehman Brothers CEO Energy/Power Conference and Market Update Available

August 30, 2007

Petroplus CEO to Present at Lehman Brothers CEO Energy/Power Conference and Market Update Available

30.08.2007

ZUG, Switzerland--(BUSINESS WIRE)--Aug. 30, 2007--Regulatory News:

Petroplus Holdings AG (SWX:PPHN) today announced that its CEO, Thomas D. O'Malley will be presenting at the Lehman Brothers CEO Energy/Power Conference being held at the Sheraton New York Hotel & Towers in New York, New York, USA from September 4 -6, 2007. Mr. O'Malley will be presenting at the conference at 10:25 EST on Wednesday, September 5th. The presentation will be available on the Petroplus Holdings AG website in the investor relations section.

Separately, Petroplus today posted market update slides on its website, also available in the investor relations section. The information presented on the slides is drawn from publicly available sources and is intended to illustrate the current crude and oil product pricing environment and the potential impact of crude prices on Petroplus' operations.

Petroplus Holdings AG is the largest independent refiner and wholesaler of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates five refineries across Europe: the Coryton refinery on the Thames Estuary in the United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The refineries have a combined throughput capacity of approximately 625,000 bpd. Petroplus has signed a letter of intent to acquire the Petit Couronne and Reichstett Vendenheim refineries, located in France, from Shell International Petroleum Company Limited. The refineries have a total nameplate crude capacity of 239,000 barrels per day.

CONTACT: Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166
or
Tom Trovato; +41 (0) 58 580 1166
or
Heather Zorge; +41 (0) 58 580 1244

SOURCE: Petroplus Holdings AG

Document 14

Petroplus Announces Second Quarter and Half Year 2007 Results

August 10, 2007

Press Release

Petroplus Announces Second Quarter and Half Year 2007 Results

ZUG, Switzerland--(BUSINESS WIRE)--Aug. 10, 2007--Petroplus Holdings AG (SWX: PPHN) today reported net income of $48.3 million, or $0.72 per share, for the three months ended June 30, 2007. For the six months ended June 30, 2007, Petroplus reported net income of $98.6 million, or $1.54 per share. The financial and operational results for the three and six months ended June 30, 2007 are not comparable to the corresponding periods in 2006. Excluding prior period hedging activity and gains on sales of discontinued operations, 2006 would have resulted in net income of $14.7 million for the three months ended June 30, 2006 and a net loss of $3.4 million for the six months ended June 30, 2006.

During 2007, the timing of refinery acquisitions and turnaround maintenance activity in the second quarter limits the comparability of the financial and operational results between the first and second quarters of 2007. For the second quarter of 2007, refining and marketing EBITDA (refining and marketing "earnings before interest, taxes, depreciation and amortization") of approximately $158 million reflects the operations for five refineries, Coryton for one month, Ingolstadt, BRC, Cressier and Teesside. Both the BRC and Cressier refineries were down for turnaround maintenance activity in the second quarter of 2007. For the first quarter of 2007, refining and marketing EBITDA of approximately $55 million reflects the operations for three refineries, BRC for one month, Cressier and Teesside.

Regarding the second quarter results, Thomas D. O'Malley, Petroplus' Chief Executive Officer, said, "The growth in refining and marketing EBITDA in the second quarter of 2007 of about 185%, above that of the first quarter 2007, reflects solid refining margins and our successful execution of our growth strategy. In the second quarter, we had the very successful and smooth transitions of both the Ingolstadt and Coryton refinery acquisitions. Second quarter results reflect three months of operations for the Ingolstadt refinery and one month of operations for the Coryton refinery. However, our results for the second quarter were limited by the scheduled plant-wide turnaround maintenance at both the Cressier and BRC refineries. The turnarounds, which have been completed, included maintenance activity on all the major units at the refineries. The Cressier turnaround, which lasted 35 days, proceeded as planned and was completed on time. The turnaround at BRC was the most significant maintenance effort that the BRC refinery has undergone in its history. In order to complete additional work necessary for continued safe operations at the facility and to put in place further improvements to enhance the safety, reliability and profitability of the site, the Company made the decision to extend the program approximately 30 days past its original completion date. The refinery was only fully operational for 10 days during the quarter. We restarted the facility in late-July and all units are now running as expected. There are no other scheduled major maintenance for our refineries for the remainder of 2007."

Looking ahead, Robert Lavinia, Petroplus' President, commented, "The third quarter of 2007 will be the first quarter reflecting the operations of all five of our refining assets. In one year's time, our nameplate refining capacity has grown almost 240%, from about 185,000 barrels per day to 625,000 barrels per day. Today we have a well run, geographically dispersed, and reasonably complex refining asset base."

Regarding the market heading into the third quarter, Mr. O'Malley said, "Refining cracks have

started out lower on average than the second quarter of 2007. With the rise in crude oil prices, oil markets shifted into backwardation, while product markets remained better supplied. This resulted in refining cracks being squeezed. This volatility of refining cracks in the short-term is not unusual. However, despite the higher oil prices, oil products demand growth continues to be very strong. In the long-term, the forecasted world-wide new refining capacity coming on-line does not appear sufficient to meet incremental demand forecasts over the next few years. The strength of the current refining cycle, that really began around 2004, should continue to be supported, well into the end of the decade, by the tight fundamentals in the refining industry."

Commenting on the capital markets activity in the quarter, Karyn F. Ovelmen, Petroplus' Chief Financial Officer said, "During the second quarter of 2007 we issued $1.2 billion in corporate bonds and an additional 7.6 million shares for total proceeds of about $1.8 billion to the company. The proceeds were used to pay down existing indebtedness and fund the Coryton refinery acquisition." With regards to the balance sheet, Ms. Ovelmen remarked, "We ended the quarter with approximately $150 million in cash, $1.6 billion of debt outstanding and $2.3 billion of shareholders equity. Our net debt-to-net capitalization ratio at June 30 was approximately 39 percent. We expect to further reduce the gearing ratio with the free cash flows generated through the end of the year. The Company is in a strong financial position, and will be able to fund both its capital program and take advantage of any additional high-return growth opportunities that the market may bring."

Throughput rates by refinery for the third quarter and 2007, including intermediate feedstocks, should average approximately as follows: Coryton at 200,000 to 210,000 bpd for the third quarter and 200,000 to 210,000 for the seven months; Ingolstadt at 95,000 to 100,000 bpd for the third quarter and 95,000 to 100,000 for the nine months; BRC at 85,000 to 90,000 bpd for the third quarter and 70,000 to 80,000 bpd for the year (impacted by turnaround); Cressier at 55,000 to 60,000 bpd for the third quarter and 50,000 to 55,000 bpd for the year (impacted by turnaround); and Teesside at 75,000 to 80,000 bpd for the third quarter and 80,000 to 85,000 bpd for the year.

The company's conference call concerning the half year results will be webcast live today, August 10, 2007, at 11:00 a.m. CET on the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com.

Petroplus Holdings AG is the largest independent refiner and wholesaler of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates five refineries across Europe: the Coryton refinery on the Thames Estuary in the United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The refineries have a combined throughput capacity of approximately 625,000 bpd. Petroplus has signed a letter of intent to acquire the Petit Couronne and Reichstett Vendenheim refineries, located in France, from Shell International Petroleum Company Limited. The refineries have a total nameplate crude capacity of 239,000 barrels per day.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained.

Petroplus Holdings AG and Subsidiaries
Earnings Relea se

(in millions of USD, except for per share amounts)	For the Three Months Ended June 30, 2007	For the Three Months Ended June 30, 2006	For the Six Months Ended June 30, 2007	For the Six Months Ended June 30, 2006
INCOME STATEMENT DATA:				
Revenue	$2,742 .5	$1,538.6	$4,457.6	$3,009.6
Materials cost	2,488 .3	1,489.8	4,076.5	2,812.3
Gross Margin	$ 254 .2	$ 48.8	$ 381.1	$ 197.3
Personnel expenses	57 .5	31.6	89.5	50.6
Operating expenses	67 .2	23.9	103.1	48.1
Depreciation and amortization	36 .4	11.0	55.5	23.2
Other administrative expenses	13 .8	1.9	23.6	6.5
Operating Profit	$ 79 .3	$ (19.6)	$ 109.4	$ 68.9
Financial (expense)/income, net	(19. 7)	10.2	(16.2)	2.3
Financial currency exchange (losses)	(1. 7)	-	(0.1)	(0.8)
Share of loss from associates	0 .0	(0.1)	0.0	(0.2)
Profit/(loss) before income taxes	$ 57 .9	$ (9.5)	$ 93.1	$ 70.2
Income tax (expense)/benefit	(5. 6)	0.2	11.9	(17.8)
Net Income/(loss) from continuing operations	$ 52 .3	$ (9.3)	$ 105.0	$ 52.4
Discontinued operations, net of tax	(4. 0)	6.0	(6.4)	95.7
Net income/(loss)	$ 48 .3	$ (3.3)	$ 98.6	$ 148.1
Net income attributable to shareholders of parent	$ 48 .3	$ (3.5)	$ 98.6	$ 147.9
Net income per common share:				
Basic				
Income from continuing operations	$ 0. 78	$ (0.25)	$ 1.64	$ 1.37
Discontinued operations	(0.0 6)	0.16	(0.10)	2.51
Net income	$ 0. 72	$ (0.09)	$ 1.54	$ 3.88
Weighted average shares outstanding (in millions)	66 .6	38.1	63.8	38.1
Diluted:				
Income from continuing operations	$ 0. 76	$ (0.25)	$ 1.59	$ 1.37
Discontinued operations	(0.0 6)	0.16	(0.10)	2.51
Net income	$ 0. 70	$ (0.09)	$ 1.49	$ 3.88
Weighted average shares outstanding (in millions)	68 .7	38.1	65.8	38.1

====== == ======== ======== ========

OTHER FINANCIAL DATA:

Hedging (loss)/gain(1)	$ (10. 6)	$ (24.0)	$ (2.1)	$ 55.8

(1) Represents the gains and losses on re fining margin hedges recorded to materials cost

Petroplus Holdings AG and Subsidiaries
Earnings Relea se

(unaudited)	For the Three Months Ended June 30, 2007	2006	For the Six Months Ended June 30, 2007	2006
Selected Volumetric and Per Barrel Data				
Total Production (Mbbls per day)	312.0	165.5	278.3	171.5
Total crude throughput (Mbbls per day):				
Coryton (3)	47.2	**	23.7	**
Ingolstadt (3)	94.5	**	47.5	**
BRC (3)	6.9	33.3	45.2	16.8
Cressier	32.6	62.5	45.1	63.6
Teesside	93.2	67.7	93.5	89.9
Total crude throughput (Mbbls per day)	274.4	163.5	255.0	170.3
Total other throughput (Mbbls per day):				
Coryton (3)	20.6	**	10.3	**
Ingolstadt (3)	2.8	**	1.4	**
BRC (3)	6.5	-	6.2	-
Cressier	0.7	1.9	1.3	1.8
Teesside	0.2	-	0.1	-
Total other throughput (Mbbls per day)	30.8	1.9	19.3	1.8
Total throughput (millions of barrels)	27.8	15.1	49.6	31.2
Gross margin (USD per barrel of total throughput): (1) (2)				
Coryton (3)	10.00	**	10.03	**
Ingolstadt (3)	8.10	**	8.10	**
BRC (3)	24.11	3.99	7.95	3.98
Cressier	8.78	6.84	5.35	5.47
Teesside	6.21	1.35	5.06	2.15
Operating expenses (USD per barrel of tot al throughput): (1)				
Coryton (3)	3.60	**	3.61	**
Ingolstadt (3)	2.54	**	2.54	**
BRC (3)	14.35	1.62	3.67	1.61
Cressier	3.98	1.83	2.98	1.93
Teesside	1.21	1.77	1.25	1.35

Market Indicators (USD per barrel)(5)

Dated Brent	68.73	69.80	63.36	65.86
Benchmark Refining Margins (4)				
5-2-2-1 (Coryton) (3)	9.26	**	9.26	**
10-1-3-5-1 (Ingolstadt) (3)	12.63	**	12.63	**
6-1-2-2-1 (BRC) (3)	3.34	3.20	2.45	3.20
7-2-4-1 (Cressier)	8.98	8.66	7.51	7.13
5-1-2-2 (Teesside)	4.14	2.64	3.86	2.87

-- -----

(1)The Company manages its refinery bus iness, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes th e business results shown here have been allocated to the individu al refineries. Since crude oil is often purchased and priced w ell in advance of the time that it is consumed and the value o f refinery production can be fixed before or after it is produce d, our actual results may significantly vary from those that would be determined with reference to benchmark market indic ators. We manage this price risk on a total Company basis and m ay purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commi tments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be r eported if separately accounted for in accordance with IF RS. The Company believes that this individual refinery informatio n is helpful in understanding our overall operating result.

(2)Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future.

(3)We acquired the BRC refinery on May 31, 2006. We acquired the Ingolstadt refinery on March 31, 20 07. We acquired the Coryton refinery on May 31, 2007 and total throughput for the three months ended June 30, 2007 reflects 30 days of operations over that period. Total throughput avera ged 205,000 bpd during the 30 days of operations for the second q uarter. Benchmark indicators reflect the applicable periods for each acquisition.

(4)Per barrel margin indicator for the conversion of crude oil into finished products. For the Coryton refinery, the 5-2-2- 1 represents five barrels of Dated Br ent crude oil converted into two barrels of gasoline, two barrel s of heating oil and one barrel of 3.5% fuel oil. For the In golstadt refinery, the 10 -1-3-5-1 represents 10 barrels of Dated Brent cr ude oil converted into one barrel of naphtha, three b arrels of gasoline, five barrels of ULSD and one barrel of 3 .5% fuel oil. For the BRC refinery, the 6 -1-2-2-1 represents six barrels of Dated Brent crude oil converted into one barrel of premium 95 gasoline, two barrels of heating oil, two barrels of VGO and one barrel of 3.5% fuel oil. For the Cressier ref inery, the 7-2-4-1 represents seven barrels of Dated Brent crude oil converted into two barrels of premium 95 octane gasoli ne, four barrels of heating oil and one barrel of 1% fuel oil. For the Teesside refinery, the 5-1-2-2 represents five barrels of Dated Brent crude oil converted into one barrel of nap.

(5)Source: Bloomberg

**Not relevant

Petroplus Holdings AG and Subsidiaries
Earnings Relea se

(in millions of USD)	June 30, 2007	December 31, 2006
BALANCE SHEET DATA: (end of period)		
Cash and short-term deposits	$ 154.2	$ 91.6
Total assets	$ 6,716.2	$ 3,014.8
Total interest-bearing loans and short -term borrowings	$ 1,631.1	$ -
Shareholder's equity	$ 2,270.1	$ 1,555.1

CONTACT: Petroplus Holdings AG
Colin Murray, +41 (0) 58 580 1166
or
Heather Zorge, +41 (0) 58 58 0 1244

SOURCE: Petroplus Holdings AG

Document 15

Petroplus to Acquire Shell's Petit Couronne and Reichstett Vendenheim Refineries

August 2, 2007

Press Release

Petroplus to Acquire Shell's Petit Couronne and Reichstett Vendenheim Refineries

ZUG, Switzerland--(BUSINESS WIRE)--Aug. 2, 2007--Petroplus Holdings AG (SWX: PPHN) today announced that Petroplus intends to acquire the Petit Couronne and Reichstett Vendenheim refineries, located in France, from Shell International Petroleum Company Limited. The Petit Couronne Refinery and the Reichstett Vendenheim Refinery have total nameplate crude capacities of 154,000 barrels per day and 85,000 barrels per day, respectively. Subject to the staff council consultation, review and approval from regulatory authorities and the execution of a sale and purchase agreement, the transaction is expected to close in the second quarter of 2008. The Board of Directors of Petroplus has approved the proposed transaction and Petroplus and Shell have signed a Letter of Intent. Until the transaction is completed, Shell will continue to operate both refineries.

The purchase price of both refineries is $475 million, excluding net working capital, which is expected to be approximately $400 million.

Petroplus intends to enter into certain agreements with Shell to supply Shell's France based retail and other businesses. The off-take agreement will provide for approximately 30% of gasoline and middle distillates along with the bitumen and lubricants produced at these refineries. The products sold will be priced at market rates.

The Petit Couronne refinery is located 130 kilometres northwest of Paris on the River Seine. The refinery produces approximately 40% middle distillates and 20% gasoline. Its major units include crude and vacuum distillation, fluid catalytic cracking, visbreaking, hydrotreating, reforming, lubricant production and bitumen production. Crude is delivered to the refinery via a 70 kilometre crude pipeline from the port at Le Havre. The crude slate of the refinery is approximately 70% high-sulphur and 30% low-sulphur crude oil. The Reichstett Vendenheim refinery is located in Alsace, France near the city of Strasbourg, about 5 kilometres from the River Rhine. The refinery produces approximately 45% middle distillates and 20% gasoline. Its major units include crude and vacuum distillation, fluid catalytic cracking, visbreaking, hydrotreating, reforming and bitumen production. Crude deliveries to the refinery are via the SPSE pipeline from Fos in the South of France. The crude slate of the refinery is about 45% high-sulphur and 55% low-sulphur crude oil.

Commenting on the potential acquisition, Mr. Thomas D. O'Malley, Chairman and Chief Executive Officer of Petroplus, remarked, "The acquisition of the French refineries will be another very significant addition to Petroplus's current portfolio of assets, which, when combined with our existing asset base, results in a total throughput capacity of about 864,000 barrels per day. The acquisition is completely in-line with the acquisition strategy that we have been outlining since our arrival at Petroplus last year. It is expected to be meaningfully accretive to earnings per share, cash flow positive from day one and the company will have a strong balance sheet immediately following the acquisition."

Robert Lavinia, President of Petroplus, commented, "Both refineries have been well-maintained and have experienced teams managing each facility. The management and staff are a professional, well-trained workforce and the key to the future success of these facilities. Petroplus will emphasize safety and environmental compliance as it does at all its facilities. We are committed to

working with our Shell counterparts to ensure that we provide a safe and stable transition period for the refineries and the employees. We look forward to a successful transaction."

Karyn F. Ovelmen, Chief Financial Officer of Petroplus, said, "We intend to finance the acquisitions with cash on hand and debt. Following the acquisition, we expect our net debt-to-net capitalization ratio to be about 42%. We intend to use the expected excess cash flow from these refining assets and our existing operations to ultimately bring down the debt balance. The refineries provide a 38% increase in refining capacity to the company, further geographic diversity and additional high-sulphur crude processing capability with production focused on the middle of the barrel. Thereby, as with our previous acquisitions, makes our company profitability and free cash flows more resilient to market fluctuations in refined petroleum product cracks. Immediately following the acquisition, we should continue to have a strong balance sheet, excellent liquidity position and fully prepared to pursue additional high-return growth opportunities."

Petroplus will host a conference call on August 2, 2007 beginning at 11:00 am CET regarding the potential acquisition. Interested parties can call into the conference and a presentation covering the acquisition will also be available on the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com. The dial-in number for the conference call will be released at 10 am and also included on the Petroplus Holdings AG website or parties may call the investor relations department for the dial-in number.

Petroplus Holdings AG is the largest independent refiner and wholesaler of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates five refineries across Europe: the Coryton refinery on the Thames Estuary in the United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The refineries have a combined throughput capacity of approximately 625,000 bpd. The Petit Couronne and Reichstett Vendenheim refineries have a combined total nameplate crude capacity of approximately of 239,000 barrels per day.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

CONTACT: Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166
Tom Trovato; +41 (0) 58 580 1166

SOURCE: Petroplus Holdings AG

Document 16

Petroplus to Announce Second Quarter and Half Year 2007 Results, August 10, 2007

July 30, 2007

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Press Release

Petroplus to Announce Second Quarter and Half Year 2007 Results, August 10, 2007

ZUG, Switzerland--(BUSINESS WIRE)--July 30, 2007--Petroplus Holdings AG (SWX: PPHN) today announced that it will host a conference call on August 10, 2007 at 11:00 a.m. CET to discuss second quarter and half year 2007 results and to provide an update on company operations. Second quarter and half year 2007 results will be released earlier that day.

Interested parties may listen to the live conference call on the Internet by logging on to the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com.

Petroplus Holdings AG is the largest independent refiner and wholesaler of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates five refineries across Europe: the Coryton refinery on the Thames Estuary in the United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The refineries have a combined throughput capacity of approximately 625,000 bpd.

CONTACT: Petroplus Holdings AG
Colin Murray +41 58 580 1166
Heather Zorge +41 58 580 124 4

SOURCE: Petroplus Holdings AG

Document 17

Petroplus Announces Addition to Executive Management Team

July 6, 2007

RECEIVED

2007 OCT 23 A 5:29

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Press Release

Petroplus Announces Addition to Executive Management Team

Zug, Switzerland, July 6, 2007 -- Petroplus Holdings AG (SWX: PPHN) today announced that, effective July 5, 2007, Mr. Robert J. Lavinia has been appointed by the Board to serve as President of the Company. In his new role as President, Mr. Lavinia will oversee refinery and commercial operations and will report directly to Thomas D. O'Malley, Chief Executive Officer. He will be based at the Company's headquarters in Zug. Mr. Lavinia was elected by the shareholders to a three year term on the Board of Directors of Petroplus at its May 2007 Annual General Meeting.

Thomas D. O'Malley, Petroplus' Chairman of the Board and Chief Executive Officer, commented that "Mr. Lavinia brings over 30 years experience in the oil business, with a heavy emphasis on refining and the commercial activities associated with oil refining. He will add significantly to the talent base of our company."

Mr. Lavinia, who is 60 years of age, graduated cum laude from the US Merchant Marine Academy at Kings Point, New York, and from the Harvard Business School Management program. He has worked for a number of large energy companies including; Gulf Oil Corporation, Phibro Energy Corporation, and the Tosco Corporation.

Petroplus Holdings AG is the largest independent refiner and wholesaler of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates five refineries across Europe: the Coryton refinery on the Thames Estuary in the United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The refineries have a combined throughput capacity of approximately 625,000 bpd.

Contact information:

Petroplus Holdings AG –
Colin Murray; +41 (0) 58 580 1166
Heather Zorge; +41 (0) 58 580 1244

Document 18

Petroplus Completes Purchase of Coryton Refinery

June 1, 2007

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Press Release

Petroplus Completes Purchase of Coryton Refinery

ZUG, Switzerland--(BUSINESS WIRE)--June 1, 2007--Petroplus Holdings AG (SWX:PPHN) today announced that it has completed its purchase of the Coryton refinery located on the Thames Estuary in the United Kingdom. The Coryton refinery has a crude throughput capacity of 172,000 barrels per day and can run up to an additional 70,000 barrels per day of other feedstocks. Coryton's major units include atmospheric and vacuum distillation units, a catalytic reformer, a fluid catalytic cracking unit, as well as several hydrotreating units.

Thomas D. O'Malley, Chairman and Chief Executive Officer of Petroplus, commented on the acquisition, "With the Coryton refinery, we are adding an additional 55% of refining capacity while increasing the overall complexity of our refining system. This facility is well situated within our North Sea Refining system and should provide for synergistic opportunities with our existing refining and processing assets in Belgium and the UK. The addition of Coryton is a tremendous achievement for our company and we are very pleased to add a refinery of its size and capabilities, along with a highly qualified workforce, to our company."

Commenting on the financing for the acquisition, Karyn F. Ovelmen, Chief Financial Officer of Petroplus, said, "The purchase, including inventory and other adjustments totaled approximately $1.6 billion, was financed with proceeds from our issuance of corporate bonds, cash on hand and drawings under our working capital facilities. After the financing for this acquisition, our debt outstanding is approximately $1.6 billion and our total debt-to-total capitalization is about 42%."

Petroplus Holdings AG is the largest independent refiner and wholesaler of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates five refineries across Europe: the Coryton refinery on the Thames Estuary in the United Kingdom, the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The refineries have a combined throughput capacity of approximately 625,000 bpd.

CONTACT: Petroplus Holdings AG
Colin Murray, +41 (0) 58 580 1166
or
Heather Zorge, +41 (0) 58 580 1244


```
SOURCE: Petroplus Holdings AG
```

Document 19

Petroplus Announces First Quarter 2007 Results

May 11, 2007

Press Release

Petroplus Announces First Quarter 2007 Results

ZUG, Switzerland, May 11, 2007 (BUSINESS WIRE) -- Petroplus Holdings AG (SWX: PPHN) today reported net income from continuing operations (excluding discontinued operations) of $52.7 million, or $0.86 per share, for the first quarter ended March 31, 2007. These results compare to net income from continuing operations (excluding discontinued operations) of $61.7 million, for the first quarter of 2006. Including the impact of discontinued operations, Petroplus reported net income of $50.3 million, or $0.82 per share, for the first quarter of 2007, compared to a net income of $151.4 million, for the first quarter of 2006.

The financial and operational results for the first quarter of 2007 are not comparable to the corresponding period in 2006. Results for first quarter 2007 reflect the operations of the BRC, Cressier and Teesside refineries and wholesale marketing operations. Results for first quarter 2006 reflect the operations prior to the BRC acquisition and the reorganization and sale of all non-core businesses in 2006. Excluding gains associated with hedging and sales of discontinued operations, the first quarter of 2006 would have resulted in a net loss.

Thomas D. O'Malley, Petroplus's CEO, commenting on the Company's results, "The first quarter of 2007 is the first period that Petroplus has operated as a pure play, crude oil refiner and wholesale marketing company. Operationally, the three refineries ran as expected, with BRC at reduced rates for the extensive program of catch-up maintenance and enhanced training. All three refineries benefited from reasonable refining margins during the first quarter of 2007."

Regarding the acquisition of the Ingolstadt refinery, O'Malley said, "We are pleased to announce that as of March 31, the Ingolstadt refinery has been fully integrated into the Petroplus refining system. The Ingolstadt refinery has run well, with total throughput rates expected to be around 100,000 bpd for the second quarter. Continuing reliable operations, coupled with a strong refining market, should provide for enhanced earnings contribution from Ingolstadt starting with the second quarter."

Commenting further, O'Malley remarked, "Petroplus will show its future earnings power after the May 31 acquisition of the Coryton refinery, and completion of the second quarter turnaround maintenance of the Cressier and BRC refineries. BRC started what we believe is the most extensive turnaround catch-up maintenance in its history. The program is currently expected to be completed towards the end of the second quarter. The maintenance turnaround at Cressier is expected to be completed in the first week of June. Looking forward, with global demand expected to remain strong and insufficient new refining capacity additions, margins should remain strong."

With regards to the capital structure, Karyn F. Ovelmen, Petroplus's CFO commented, "During 2007 we continued to make meaningful progress in our program to strengthen the financial position of the company. After the financing for the Ingolstadt refinery acquisition, we ended the quarter at March 31, with approximately $67 million in cash, $1.6 billion in shareholders' equity, and about $500 million in borrowings under our working capital facilities. In April, we successfully completed the financing for the Coryton refinery acquisition with the issuance of new common equity of approximately $630 million or 7.6 million shares, and new long-term corporate bonds of $1.2 billion with a blended coupon of 6.875%. Adjusting the March 31 balance sheet for the new

debt and equity issuances along with the acquisition of the Coryton refinery, results in a pro-forma balance sheet with shareholders' equity of approximately $2.2 billion and total debt outstanding (including borrowings under the working capital facility) of approximately $1.6 billion. After the Coryton refinery acquisition our total debt-to-total capitalization is expected to be around 42%. We anticipate further reduction of the gearing ratio with free cash flows generated through the end of the year."

Ovelmen continued, "Our balance sheet is strong and our liquidity position is excellent. We are in a solid position to fund our capital program and to pursue additional high-return growth opportunities."

Going forward, 2007 results will include three quarters of operations of the Ingolstadt refinery and seven months of operations of the Coryton refinery, pending the closing of the acquisition as planned. Throughput rates by refinery for 2007, including intermediate feedstocks, should average approximately as follows: Ingolstadt at 95,000 to 105,000 bpd for the second quarter and 100,000 to 110,000 for the year; BRC at 40,000 bpd for the second quarter (impacted by turnaround) and 80,000 to 90,000 bpd for the year; Cressier at 35,000 to 40,000 bpd for the second quarter (impacted by turnaround) and 58,000 to 63,000 bpd for the year; and Teesside at 95,000 to 105,000 bpd for the second quarter and 95,000 to 105,00 bpd for the year. Post acquisition, we plan to run Coryton at 200,000 to 210,000 bpd of total throughput for the remainder of the year."

The company's conference call concerning the full year results will be webcast live today, May 11, 2007, at 11:00 a.m. CET on the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus has entered into an agreement to purchase the Coryton Refinery in the United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton Refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Information herein regarding the Coryton refinery has been provided to the company by the current owner of the refinery and reflects the company's analysis of such information but has not been verified by the company. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

Petroplus Holdings AG and Subsidiaries
Earnings Release

(in millions of USD, except for per share amounts)	For the Quarters Ended March 31,	
	2007	2006

INCOME STATEMENT DATA:

Revenue	$1,715.1	$1,471.0
Materials cost	1,588.2	1,322.5
Gross Margin	$126.9	$148.5
Personnel expenses	32.0	19.0
Operating expenses	35.9	24.2
Depreciation and amortization	19.1	12.2
Other administrative expenses	9.8	4.6
Operating income	$30.1	$88.5
Financial income/(expense), net	3.5	(7.9)
Financial currency exchange gains/(losses)	1.6	(0.8)
Share of loss from equity investments	-	(0.1)
Profit before income taxes	$35.2	$79.7
Income tax benefit/(expense)	17.5	(18.0)
Net Income from continuing operations	$52.7	$61.7
Discontinued operations, net of tax	(2.4)	89.7
Net income	$50.3	$151.4
Net income attributable to shareholders of parent	$50.3	$151.4
Net income per common share:		
Basic		
Income from continuing operations	$0.86	$1.62
Discontinued operations	(0.04)	2.35
Net income	$0.82	$3.97
Weighted average shares outstanding (in millions)	61.0	38.1
Diluted:		
Income from continuing operations	$0.84	$1.62
Discontinued operations	(0.04)	2.35
Net income	$0.80	$3.97
Weighted average shares outstanding (in millions)	62.9	38.1

OTHER FINANCIAL DATA:

Hedging gain((1))	$8.5	$79.8

(1) Represents the gains and losses on commodity instruments recorded to materials cost

(unaudited)	For the Three Months Ended March 31, 2007	2006
Selected Volumetric and Per Barrel Data		
Total Production (Mbbls per day)	243.2	178.9
Total crude throughput (Mbbls per day):		
BRC (3)	83.9	**
Cressier	57.7	64.7
Teesside	93.8	112.5
Total crude throughput (Mbbls per day)	235.4	177.2
Total other throughput (Mbbls per day):		
BRC (3)	5.8	**
Cressier	1.9	1.7
Teesside	0.1	-
Total other throughput (Mbbls per day)	7.8	1.7
Total throughput (millions of barrels)	21.9	16.1
Gross margin (USD per barrel of total throughput):(1) (2)		
BRC (3)	5.52	**
Cressier	3.41	4.12
Teesside	3.89	2.64
Operating expenses (USD per barrel of total throughput):(1)		
BRC (3)	2.06	**
Cressier	2.41	2.02
Teesside	1.29	1.10
Market Indicators (USD per barrel)(5)		
Dated Brent	58.08	61.96
Benchmark Refining Margins (4)		
6-1-2-2-1 (BRC) (3)	1.68	**
7-2-4-1 (Cressier)	6.07	5.62
5-1-2-2 (Teesside)	3.57	3.11
Crude Oil Differentials		
Brent less Urals	3.51	**

---

(1)The Company manages its refinery business, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes the business results shown here have been allocated to the individual refineries. Since crude oil is often purchased and priced well in advance of the time that it

is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may significantly vary from those that would be determined with reference to benchmark market indicators. We manage this price risk on a total Company basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS. The Company believes that this individual refinery information is helpful in understanding our overall operating results.

(2)Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future.

(3)We acquired the BRC refinery on May 31, 2006.

(4)Per barrel margin indicator for the conversion of crude oil into finished products. For the Teesside refinery, the 5-1-2-2 represents five barrels of Dated Brent crude oil converted into one barrel of naphtha, two barrels of ULSD and two barrels of straight-run fuel oil (low sulfur higher-value fuel oil). For the Cressier refinery, the 7-2-4-1 represents seven barrels of Dated Brent crude oil converted into two barrels of premium 95 octane gasoline, four barrels of heating oil and one barrel of 1% fuel oil. For the BRC refinery, the 6-1-2-2-1 represents six barrels of Dated Brent crude oil converted into one barrel of premium 95 gasoline, two barrels of heating oil, two barrels of VGO and one barrel of 3.5% fuel oil.

(5)Source: Bloomberg

**Not relevant

Petroplus Holdings AG and Subsidiaries
Earnings Release

(in millions of USD)	March 31, 2007	December 31, 2006
BALANCE SHEET DATA: (end of period)		
Cash and short-term deposits	$66.7	$91.6
Total assets	$3,810.9	$3,014.8
Total interest-bearing loans and short-term borrowings	$498.1	$-
Shareholder's equity	$1,601.5	$1,555.1

SOURCE: Petroplus Holdings AG

Petroplus Holdings AG
Tom Trovato; +41 (0) 58 580 1166
or
Heather Zorge; +41 (0) 58 580 1244

Document 20

Petroplus Announces Election of Three New Board Members and an Increase in Authorized Share Capital

May 9, 2007

Press Release

Petroplus Announces Election of Three New Board Members and an Increase in Authorized Share Capital

ZUG, Switzerland--(BUSINESS WIRE)--May 9, 2007--Petroplus Holdings AG (SWX:PPHN) today announced that at the Annual General Meeting, Dr. Werner G. Mueller, Robert J. Lavinia and Ernst Weil were elected by the shareholders to the Board of Directors of the Company for a tenure of three years. The shareholders also approved additional authorized share capital and authorized the Board of Directors to increase the share capital in the maximum amount of CHF 137,700,000 by no later than May 8, 2009. The shareholders approved the Annual Report, the Annual Financial Statements of the Company and the Consolidated Financial Statements for 2006, granted discharge to the members of the Board of Directors and re-elected Ernst and Young Ltd., Zurich, as statutory and group auditors.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuch?tel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus has entered into an agreement to purchase the Coryton Refinery in the United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton Refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

CONTACT: Petroplus Holdings AG
Colin Murray +41 58 580 1166
Heather Zorge +41 58 580 1244

SOURCE: Petroplus Holdings AG

Document 21

Petroplus to Announce First Quarter Results,
May 11, 2007

May 1, 2007

Print Close Window

Press Release

Petroplus to Announce First Quarter 2007 Results, May 11, 2007

ZUG, Switzerland--(BUSINESS WIRE)--May 1, 2007--Petroplus Holdings AG (SWX: PPHN) today announced that it will host a conference call on May 11, 2007 at 11:00 a.m. CET to discuss first quarter 2007 results and to provide an update on company operations. First quarter 2007 results will be released earlier that day.

Interested parties may listen to the live conference call on the Internet by logging on to the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus has entered into an agreement to purchase the Coryton Refinery in the United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton Refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

CONTACT: Petroplus Holdings AG
Colin Murray, +41 58 580 1166
Heather Zorge, +41 58 580 1244

SOURCE: Petroplus Holdings AG

Document 22

Petroplus' Coryton Acquisition Approved by European Union

April 26, 2007

Press Release

Petroplus' Coryton Acquisition Approved by European Union

ZUG, Switzerland--(BUSINESS WIRE)--April 26, 2007--Petroplus Holdings AG (SWX:PPHN) announced today that it has received the European Commission's antitrust approval to purchase the Coryton refinery, located in the United Kingdom.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuch?tel, Switzerland, and the Teesside refinery in Teesside, United Kingdom.

This news release contains forward-looking statements, including the Company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

CONTACT: Petroplus
Colin Murray, +41 (0) 58 580 1166
or
Heather Zorge, +41 (0) 58 580 1244

SOURCE: Petroplus Holdings AG

RECEIVED
2007 OCT 23 A 5:

Document 23

Petroplus Successfully Prices US$1.2 Billion
High Yield Corporate Bond

April 25, 2007

Press Release

Petroplus Successfully Prices US$1.2 Billion High Yield Corporate Bond

ZUG, Switzerland--(BUSINESS WIRE)--April 25, 2007--Petroplus Holdings AG (SWX:PPHN) announced today that it has successfully priced a US$1.2 billion high yield corporate bond in two tranches. The US$600 million 2014 issue was priced at US Treasuries + 216 bps and pays a coupon of 6.75% while the US$600 million 2017 issue was priced at US Treasuries + 236 bps and pays a coupon of 7.00%.

The Company intends to use the proceeds from the high yield corporate bond primarily to fund the planned acquisition of the Coryton refinery.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus has also announced that it has signed an agreement to acquire the Coryton refinery located on the Thames Estuary in the United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

The information contained in this new release is not for publication or distribution in the United States of America.

This announcement does not constitute a prospectus in the sense of Article 652a or 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to purchase shares of Petroplus Holdings AG should be solely based on the Offering Memorandum.

This news release is not an offer of securities for sale in the United States of America. None of the Notes, rights or shares have been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. Petroplus Holdings AG does not intend to make a public offering of securities in the United States of America.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Information herein regarding the

Coryton refinery has been provided to the company by the current owner of the refinery and reflects the company's analysis of such information but has not been verified by the company. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

```
CONTACT: Petroplus Holdings AG
         Colin Murray, +41(0)58 580 1166
         or
         Heather Zorge, +41(0)58 580 1244

SOURCE: Petroplus Holdings AG
```

Document 24

Petroplus Successfully Prices Rights and International Offering at CHF100 Per Share

April 25, 2007

RECEIVED

2007 OCT 23 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Print Close Window

Press Release

Petroplus Successfully Prices Rights and International Offering at CHF100 Per Share

ZUG, Switzerland--(BUSINESS WIRE)--April 25, 2007--Regulatory News:

Petroplus Holdings AG (SWX: PPHN) announced today that it successfully placed a total of 7,600,000 new shares at CHF100 per share. The proceeds from this transaction will primarily be used to pay down borrowings under the Company's working capital facilities. The gross proceeds of the transaction are CHF760 million. As a result of this offering, the number of Petroplus shares outstanding increases by 7,600,000 shares to 68,636,600 shares. All outstanding shares are fully fungible and carry identical voting and dividend rights.

Credit Suisse, Morgan Stanley and UBS Investment Bank are acting as Joint Bookrunners for the rights offering and the international offering with Bank Vontobel AG and JP Morgan acting as Co-Managers for the offerings.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd.

The information contained in this news release is not for publication or distribution in the United States of America.

This news release does not constitute a prospectus in the sense of Article 652a or 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to purchase securities of Petroplus Holdings AG should be solely based on the Offering Memorandum.

This news release is not an offer of securities for sale in the United States of America. None of the securities have been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. Petroplus Holdings AG does not intend to make a public offering of securities in the United States of America.

The information contained in this news release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

This news release contains forward-looking statements, including the Company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the

expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.


```
CONTACT: Petroplus Holdings AG
         Colin Murray; +41 (0) 58 580 1166
         Heather Zorge; +41 (0) 58 580 1244
```


SOURCE: Petroplus Holdings AG

Document 25

Petroplus Shareholders Subscribe for 60.1% of New Shares in the Rights Offering and Petroplus Announces Size of International Offering

April 23, 2007

Press Release

Petroplus Shareholders Subscribe for 60.1% of New Shares in the Rights Offering and Petroplus Announces Size of International Offering

ZUG, Switzerland--(BUSINESS WIRE)--April 23, 2007--Regulatory News:

Petroplus Holdings AG (SWX:PPHN) announced today that in its rights offering that expired at noon today Central European Time, existing shareholders subscribed for 4,569,554 new shares, representing approximately 60.1% of the maximum number of 7,600,000 new shares available to be issued. The remaining 3,030,446 new shares not sold in the rights offering will be sold to investors in the international offering. The bookbuilding period for the international offering is planned to run until April 24, 2007, 16:00 CET at the latest.

The international offering is comprised of a public offering in Switzerland and private placements to institutional investors in certain other jurisdictions in compliance with applicable securities laws, including the United States to "QIBs" only as defined in Rule 144A under the U.S. Securities Act of 1933 as amended (the "U.S. Securities Act"). The offer price, which will be the same for the rights offering and the international offering, and the final offer size will be announced after completion of the bookbuilding.

The new shares are expected to be listed on the SWX Swiss Exchange and eligible for trading as of April 25, 2007. The payment and settlement date is expected to be April 30, 2007.

Credit Suisse, Morgan Stanley and UBS Investment Bank are acting as Joint Bookrunners for the rights offering and the international offering with Bank Vontobel AG and JP Morgan acting as Co-Managers for the offerings.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchatel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd.

The information contained in this news release is not for publication or distribution in the United States of America.

This news release does not constitute a prospectus in the sense of Article 652a or 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to purchase securities of Petroplus Holdings AG should be solely based on the Offering Memorandum.

This news release is not an offer of securities for sale in the United States of America. None of the securities have been registered under the U.S. Securities Act and may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act. Petroplus Holdings AG does not intend to make a public offering of securities in the

United States of America.

The information contained in this news release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

This news release contains forward-looking statements, including the Company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus' annual and interim reports.

CONTACT: Petroplus Holdings AG
Colin Murray, +41 (0) 58 580 1166
or
Heather Zorge, +41 (0) 58 580 1244

SOURCE: Petroplus Holdings

Document 26

Petroplus Announces Launch of a Rights Offering and a High Yield Corporate Bond

April 13, 2007

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Press Release

Petroplus Announces Launch of a Rights Offering and a High Yield Corporate Bond

ZUG, Switzerland--(BUSINESS WIRE)--April 13, 2007--Regulatory News:

Petroplus Holdings AG (SWX: PPHN) announced today that it has launched a rights offering (the "Equity Transaction") whereby the Company intends to issue up to 7.6 million new Petroplus shares from existing authorized capital and has also formally launched the high yield corporate bond of US$ 1.2 billion, with expected maturities of seven to ten years, (the "High Yield Transaction") with the publication of Offering Memoranda. Both transactions are expected to be marketed concurrently.

The Company intends to use the proceeds from the High Yield Transaction primarily to fund the planned acquisition of the Coryton refinery and the proceeds from the Equity Transaction to pay down borrowings under its working capital facilities.

Details regarding the contemplated Equity Transaction

In the contemplated Equity Transaction, Petroplus intends to issue up to 7.6 million newly issued registered shares from existing authorized capital. The new shares will first be offered to existing shareholders at a ratio of 1 new share for each 8 existing shares held. Rights will not be tradeable and will lapse and become void if not exercised; furthermore, the exercise of rights may be subject to restrictions under applicable law. The subscription period for the rights offering will last from April 17, 2007 to April 23, 2007, 12:00 CET. Shares not taken up through the exercise of rights will be available in an international offering. The international offering will comprise of a public offering in Switzerland and private placements to institutional investors in certain other jurisdictions in compliance with applicable securities laws, including the United States of America (under SEC Rule 144A).

The offer price for both the rights offering and the international offering will be determined by way of a bookbuilding process that is expected to take place from April 17, 2007 to April 24, 2007, and is expected to be announced prior to market opening on April 25, 2007. The new shares are expected to commence trading on the SWX Swiss Exchange on April 25, 2007 and settlement is expected to take place on April 30, 2007.

Credit Suisse, Morgan Stanley, and UBS Investment Bank are acting as Joint Bookrunners for the Equity Transaction.

Expected timetable for the rights and international offering

April 16, 2007, after close of business	Record date for allotment of subscription rights
April 17, 2007	Subscription period for rights offering commences / start of bookbuilding
April 23, 2007	Subscription period for rights offering ends

12:00h CET)

April 23, 2007 (after close of trading)	Announcement of number of shares taken up in the rights offering and target size of international offering
April 24, 2007	Bookbuilding period ends
April 25, 2007 (before start of trading)	Announcement of offer price and size
April 25, 2007	First trading day of new shares
April 30, 2007	Settlement and closing

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuch?tel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus has also announced that it has signed an agreement to acquire the Coryton Refinery located on the Thames Estuary in the United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton Refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

The information contained in this new release is not for publication or distribution in the United States of America.

This announcement does not constitute a prospectus in the sense of Article 652a or 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to purchase shares of Petroplus Holdings AG should be solely based on the Offering Memorandum.

This news release is not an offer of securities for sale in the United States of America. None of the Notes, rights or shares have been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. Petroplus Holdings AG does not intend to make a public offering of securities in the United States of America.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Information herein regarding the Coryton refinery has been provided to the company by the current owner of the refinery and reflects the company's analysis of such information but has not been verified by the company. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil,

distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

CONTACT: Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166
Heather Zorge; +41 (0) 58 580 1244

SOURCE: Petroplus Holdings AG

RECEIVED
2007 OCT 23 A 5:51

Document 27

Petroplus Announces Intention to Launch a
Rights Offering at Market

April 11, 2007

Press Release

Petroplus announces intention to launch a rights offering at market

Zug, Switzerland, April 11, 2007 -- Petroplus Holdings AG (SWX: PPHN) announced today that it intends to launch an at market rights offering in the very near term whereby the Company intends to issue new Petroplus shares from existing authorized capital.

Credit Suisse, Morgan Stanley and UBS Investment Bank are acting as Joint Bookrunners for the transaction.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd.

Contact information:
Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166
Heather Zorge; +41 (0) 58 580 1244

The information contained in this new release is not for publication or distribution in the United States of America.
This announcement does not constitute a prospectus in the sense of Article 652a or 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to purchase shares of Petroplus Holdings AG should be solely based on a respective Offering Memorandum.

This news release is not an offer of securities for sale in the United States of America. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. Petroplus Holdings AG does not intend to make a public offering of securities in the United States of America.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

Document 28

Petroplus Announces Intention to Launch a High Yield Corporate Bond

April 11, 2007

Press Release

Petroplus announces intention to launch a high yield corporate bond

Zug, Switzerland, April 4, 2007 -- Petroplus Holdings AG (SWX: PPHN) today announced its intention to launch a high yield corporate bond in the magnitude of approximately US$ 1.2 billion within the coming weeks.

On February 1, 2007, Petroplus announced its intention to acquire the Coryton Refinery located on the Thames Estuary in the United Kingdom for a total consideration price of US$ 1.4 billion plus estimated working capital to be valued at closing. The Coryton transaction is expected to close in the second quarter.

The Company intends to use the proceeds from the issuance of the high yield corporate bond primarily to fund a portion of the purchase price of the acquisition of the Coryton refinery.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Corporation refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton Refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Information herein regarding the Coryton refinery has been provided to the company by the current owner of the refinery and reflects the company's analysis of such information but has not been verified by the company. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

Contact information:
Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166
Heather Zorge; +41 (0) 58 580 1100

This announcement does not constitute a prospectus in the sense of Article 652a or 1156 of the Swiss Code of Obligations or a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to purchase shares of Petroplus Holdings AG should be solely based on the Preliminary Offering Memorandum.

This news release is not an offer of securities for sale in the United States of America. The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. Petroplus Holdings AG does not intend to make a public offering of securities in the United States of America.

Document 29

Petroplus Completes Purchase of
Ingolstadt Refinery

April 2, 2007

Print Close Window

Press Release

Petroplus completes purchase of Ingolstadt Refinery

PETROPLUS COMPLETES PURCHASE OF INGOLSTADT REFINERY

Zug, Switzerland, April 1, 2007-- Petroplus Holdings AG (SWX: PPHN) today announced that it has completed the purchase of the Ingolstadt refinery located in Ingolstadt, Germany, together with selected wholesale operations. The Ingolstadt refinery has a rated crude capacity of 110,000 barrels per day and its major units include atmospheric and vacuum distillation units, a catalytic reformer and a fluid catalytic cracking unit.

Commenting on the acquisition, Thomas D. O'Malley, Chairman and Chief Executive Officer of Petroplus, remarked, "We are very pleased to be adding a very reliably run refinery and a professional group of refining personnel to our company. We expect to leverage this refining knowledge and expertise throughout our refining systems to further elevate the best practices in safe, reliable operations." O'Malley added, "We think this is an opportune time to be adding quality assets to our portfolio as refining market fundamentals continue to support strong refining margins. The middle distillate cracks in the first quarter of 2007 are higher than any of the same periods in the previous three years. Almost 50% of the oil product production at Ingolstadt is middle distillates. This well run facility, with its production focused on the middle of the barrel, greatly enhances our inland market refining system."

Commenting on the financing for the acquisition, Karyn F. Ovelmen, Chief Financial Officer of Petroplus, said, "The purchase, including inventory and other adjustments totaled approximately $627.5 million, was financed with cash on hand and drawings under our working capital facilities. After the financing for this acquisition, our debt outstanding is approximately $560 million and our total debt to total capitalization is about 26%." Ovelmen continued, "Ingolstadt represents a significant increase to the earnings and cash flow potential of Petroplus. Its location in a niche inland market provides for product premiums on the oil products sold within the region. With Ingolstadt, we are adding an additional 37% of refining capacity to our system, increasing our geographic diversity and increasing the overall complexity of our refining system. This acquisition makes our company profitability and free cash flows more resilient to market fluctuations in oil product refining cracks."

Bruce Jones, Chief Operating Officer, concluded, "Ingolstadt has an excellent safety record and Petroplus is committed to maintaining that safety record and continuing environmental compliance at Ingolstadt."

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates four refineries across Europe: the Ingolstadt refinery in Ingolstadt, Germany, the Belgium Refining Company refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus has entered into an agreement with BP PLC to purchase the Coryton Refinery in the United Kingdom. The existing refineries have a combined throughput capacity of approximately 405,000 bpd. The Coryton Refinery has a crude oil throughput capacity of approximately 172,000 barrels per day and can process up to an additional 70,000 barrels per day of other feedstocks.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Information herein regarding the Coryton refinery has been provided to the company by the current owner of the refinery and reflects the company's analysis of such information but has not been verified by the company. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in Petroplus' annual and interim reports.

Contact information:
Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166
Heather Zorge; +41 (0) 58 580 1100

Document 30

Petroplus Holdings Files 2006 Annual Report

March 16, 2007

Financial Reports - Annual

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Petroplus Annual Report 2006



Financial Highlights

		2006	2005[1]
Selected Operating Data			
Revenue	in millions of USD	6,923.0	4,188.3
Gross margin	in millions of USD	546.2	211.0
Net income/(loss) from continuing operations	in millions of USD	74.1	(28.1)
Net income/(loss)	in millions of USD	443.6	(1.6)
Basic earnings per share	in USD	10.90	(0.09)
Diluted earnings per share	in USD	10.51	(0.09)
Number of employees	Number	925	1,018
Total production	in thousands of bpd[2]	201.0	159.7
Total throughput	in thousands of bpd[2]	201.0	159.7
Per barrel of total throughput:			
Gross profit			
BRC	in USD	4.35	**
Cressier	in USD	4.99	6.22
Teesside	in USD	2.53	3.23
Operating expenses			
BRC	in USD	2.20	**
Cressier	in USD	2.25	2.56
Teesside	in USD	1.36	1.05
Selected Balance Sheet Data			
Cash and short term deposits	in millions of USD	91.6	65.9
Current ratio[4]		1.6	1.0
Total working capital[5]	in millions of USD	648.6	228.4
Total assets	in millions of USD	3,014.8	2,452.2
Total long-term debt, including current portion	in millions of USD	–	555.3
Total equity	in millions of USD	1,555.1	29.8
Selected Share Data[3]			
(ISIN: CH0027752242; Symbol: PPHN)			
Issued shares at December 31,	Number	61,036,600	–
Nominal value	in CHF	9.18	–
Share price (high/low)	in CHF	79.90/66.90	–
Share price at December 31,	in CHF	74.00	–
Market capitalization at December 31,	in millions of CHF	4,517	–

[1] The income statement data for 2005 includes only nine months of operations due to the purchase of Petroplus International B.V. by RIVR Acquisition in March/April 2005.
[2] Barrels per day ("bpd")
[3] The shares of Petroplus Holdings AG were traded on the SWX Swiss Stock Exchange on November 30, 2006 for the first time.
[4] Current assets/current liabilities
[5] Current assets minus current liabilities
** Not relevant

Forward Looking Statement

Certain portions of this document contain-forward looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Outlook" and elsewhere in this document. Any prospective financial information included in this document is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt and Coryton refineries and have not operated these facilities. As a result, the forecasted information relating to the Ingolstadt refinery and the Coryton refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Content

2 Letter to the Shareholders

4 Petroplus at a Glance

6 Company Overview

25 Operating and Financial Review

53 Corporate Governance

71 Financial Reporting

73 Consolidated Financial Statements of the Company

133 Statutory Financial Statement of Petroplus Holdings AG

140 Glossary

Letter to the Shareholders



To our shareholders,

2006 was a time of great change for Petroplus. We started the year as a privately held Dutch Company, and finished it as a public Swiss Company, listed on the SWX Swiss Exchange. We made the transition from a Company with a broad array of trading areas and some interest in oil refining, to a pure crude oil refiner and wholesaler of the products we produce by disposing of non-core assets.

The Company grew through a series of acquisitions. We added approximately 50% to the Company's refining capacity with the acquisition of the 110,000 bpd (barrels per day) Belgian Refining Company ("BRC"). BRC joined our group on May 31, 2006 and brought our total refining throughput capacity to about 295,000 bpd.

In July of 2006, we announced that we had signed a contract to acquire a refinery from the ExxonMobil Corporation, located in Ingolstadt, Germany. This refinery, with a capacity of about 110,000 bpd, will be purchased for a price of USD 425 million plus the value of its working capital. The acquisition is scheduled to close on April 1, 2007.

On February 1, 2007, we announced the acquisition of BP's refinery located at Coryton in the United Kingdom. The Coryton refinery has a 172,000 bpd total nameplate capacity, and additional throughput capacity of up to 70,000 bpd of low cost feedstocks. This very complex refinery will be the largest unit in our asset base, and is located about 30 miles from London on the Thames River. It will increase our throughput capacity by about 50% and will offer excellent synergies with our refineries in Antwerp and Teesside. This acquisition is a continuation of our growth program. The acquisition price is USD 1.4 billion plus working capital, and the transaction is expected to close in the second quarter of 2007.

Until the Initial Public Offering ("IPO"), Petroplus was a highly leveraged Company with over USD 1 billion in debt. The Company's IPO (which included 20.7 million additional shares), combined with the repayment of certain debts from the former owners and the sale of non-core assets, allowed us to become a debt-free Company by year-end. The management of Petroplus also underwent a significant change. The top five executives, who joined the Company on May 1, 2006, have over 100 years of combined experience in the oil refining, wholesale marketing and related energy businesses. We have a team of people in place who understand the dynamics of this industry, and have the experience and expertise needed to operate a large and complex refining and wholesaling system virtually anywhere in the world. We have established a strong base that will allow Petroplus to grow in its chosen area in a safe, environmentally-sensitive and profitable manner.

Our industry went through many years of poor manufacturing margins (referred to as "cracks" in the industry). The passage of time, with the inherent growth in worldwide consumption – but without significant growth in new oil refining capacity – improved the profitability of the industry at the start of this decade. The oil product markets, from which we derive our sales profits, are extremely competitive and function on a global basis. For example, prices on the East Coast of the United States often set the benchmark for northwestern European prices. Demand in the Asia/Pacific regions can also have an impact on Mediterranean oil product pricing. The ebb and flow of oil products

from the former Soviet Union can impact the entire Atlantic basin. And the incredible growth in Chinese demand for oil products that we have seen over the past few years affect every part of the oil value chain.

The future can never be certain, but it is my belief that we will continue to see strong refining margins well into the next decade. This belief helps us set our strategy for the future. The new management at Petroplus has been consistent in its intention to grow the Company in a manner that takes advantage of its strengths in operating this complex enterprise.

With the Ingolstadt and Coryton acquisitions, Petroplus will become the largest independent oil refining company in Western Europe. We will control over 600,000 bpd of refining capacity, which at today's price levels will produce about USD 13 billion in annual sales. We have become, in a relatively short period of time, one of the largest companies listed on the Swiss Stock Exchange. We owe a debt of gratitude to the men and women who worked so diligently over the past year to make the difficult transition, while at the same time growing the Company at an extraordinary rate. The team at Petroplus continues to expand and it is, at the end of the day, the most important thing that any shareholder invests in: the people who do the work.

The Board of Directors of the Company, both current and those suggested for election at our May 9, 2007 Annual Meeting, includes many individuals with extensive experience in our industry. The Board has established a strong governance program designed to assure shareholders that the Company, while interested in profits, will always operate in an ethical, safe, legal and environmentally-sensitive manner.

It is not profit at any price, but profit on the right basis.

We look forward to serving our shareholders and providing them with strong results in the future.

Kind regards,

Thomas D. O'Malley
(Chairman of the Board and Chief Executive Officer)

Petroplus at a Glance

	Key Facts	Major Units	Crude and Products	Highlights
	**BRC Refinery** > Acquired in May 2006 > Located in Antwerp, Belgium on a 105-hectare site > 110,000 bpd total throughput capacity	Atmospheric Distillation Vacuum Distillation Visbreaker Catalytic Reformer Product Hydrotreaters Isomerization (TIP) Sulphur Recovery Liquefied Petroleum Gas ("LPG")	> Processes predominantly medium sour crude oil, such as Urals, and other low-cost feed and blendstocks, primarily high-sulfur straight run fuel oils > Distributes products primarily in the Antwerp-Rotterdam-Amsterdam ("ARA") region	> Significant production cost benefits are realized as a result of processing low-cost crude oils and discounted feedstocks > BRC is an integral part of Petroplus's North Sea System consisting of Teesside, BRC, the Antwerp Processing Facility and the future addition of the Coryton refinery > As part of the North Sea System, BRC will provide additional midstream processing and conversion capability to produce more volumes of higher value middle distillates rather than lower value fuel oils
	**Cressier Refinery** > Acquired in 2000 > Located in Cressier, Switzerland on a 74-hectare site > 68,000 bpd total throughput capacity	Atmospheric Distillation Vacuum Distillation Thermal Cracker Visbreaker Catalytic Reformer Bitumen Plant Product Hydrotreaters Isomerization (TIP) Sulphur Recovery LPG	> Processes mainly light sweet crude oils, such as Bonny Light, and some medium sour crude oils, such as Kahfji, supplied via pipeline from Fos-sur-Mer in the Mediterranean > Distributes products primarily in the local Swiss market	> Located in the niche inland market of Switzerland > Significant product premiums realized based upon the Rhine Freight Premium for products imported from the ARA region
	**Teesside Refinery** > Acquired in 2000 > Located in Teesside, United Kingdom on a 40-hectare site > 117,000 bpd total throughput capacity	Atmospheric Distillation Product Hydrotreater Sulphur Recovery	> Processes predominantly light sweet Ekofisk crude oil supplied via direct pipeline connection to the North Sea Ekofisk crude oil fields > Large supplier of diesel fuel to the UK market	> As part of Petroplus's North Sea System, Teesside will provide valuable intermediate feedstocks, some of which could be processed at other refineries of our North Sea System

Ingolstadt Refinery (Pending Acquisition)

Key Facts	Major Units	Crude and Products	Highlights
> Signed SPA (Sale and Purchase Agreement) with ExxonMobil in July 2006 with expected close in April of 2007 > Located in Ingolstadt, Germany on a 128-hectare site > 110,000 bpd total throughput capacity	Atmospheric Distillation Vacuum Distillation Fluid Catalytic Cracker Catalytic Reformer Bitumen Plant Electric Generation Product Hydrotreaters Isomerization Sulphur Recovery Hydrogen Plant	> Processes mainly medium sour crude oils, such as CPC, with some discounted crude oils, such as Arab Medium and Arab Heavy, supplied via pipeline from Trieste in the Mediterranean > Distributes products primarily in the local Bavarian market	> Located in a niche inland market that provides for realized product premiums relative to products imported from outside the region



Coryton Refinery (Pending Acquisition)

Key Facts	Major Units	Crude and Products	Highlights
> Signed BSA (Business Sale Agreement) with British Petroleum PLC (BP) in February 2007 with expected close during the first half of 2007 > Located in southeastern UK approximately 30 miles east of London on a 589-hectare site > 172,000 bpd total nameplate crude capacity and additional throughput capacity of up to 70,000 bpd of other feedstocks	Atmospheric Distillation Vacuum Distillation Fluid Catalytic Cracker Catalytic Reformer Naphtha Pretreaters Alkylation Product Hydrotreaters Isomerization Sulphur Recovery Propane De-asphalter Bitumen Production	> Processes a blend of light sweet crude oils, such as Ekofisk, Forties and Amna, and sour crude oils, such as, Syrian Light. Additionally, the refinery processes a significant volume of other low-cost feedstocks, primarily high-sulfur straight run fuel oils > Distributes products primarily in southern UK with the exception of gasoline and fuel oil, which portions are exported to other regions	> Will be a key component of Petroplus's North Sea System, the refinery is able to process a significant volume of intermediate feedstocks sourced from other locations and also provides additional feedstocks for processing at other facilities > The primary goal of the integrated North Sea System is to maximize the production of higher value middle distillates while decreasing the production of lower value fuel oils



Antwerp Processing Facility

Key Facts	Major Units	Crude and Products	Highlights
> Acquired in 1997 > Located in Antwerp, Belgium	Atmospheric Distillation Vacuum Destillation Gasoil Hydrotreaters Bitumen Plant Storage tank rentals	> Processes a blend of heavy crude oils, primarily Venezuelan, and gasoils > Distributes products primarily in the ARA region	> Will provide additional gasoil hydrotreating capability for mid-stream feedstocks sourced from other locations within the North Sea System

The Petroplus Company

Petroplus Holdings AG ("Petroplus", the "Company", "we", "our" or "us") is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus also owns and operates a processing and storage facility in Antwerp, Belgium. Petroplus has entered into agreements with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany, and with BP PLC ("BP") to purchase the Coryton Refinery in the United Kingdom. The existing three refineries have a combined throughput capacity of approximately 295,000 bpd. The Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd and the Coryton Refinery has a crude oil throughput capacity of approximately 172,000 bpd and can process up to an additional 70,000 bpd of other feedstocks. We sell our refined petroleum products on an unbranded basis to distributors and end customers, primarily in Switzerland, the United Kingdom, the Benelux countries, and Germany as well as on the spot market.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude oil and feedstocks for each refinery and the off-take of each refinery's petroleum products. This group is also responsible for managing our price risk exposure and related risks. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchasing based on spot market pricing have given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oil from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk crude oil pipeline. This provides us with a cost advantage as it allows the refinery to receive Ekofisk crude oil at the refinery with minimal transportation costs.

Highly refined petroleum products, known as light products, including diesel fuel, jet fuel and home heating oil amongst others, accounted for approximately 73% of our total product volume for the year ended December 31, 2006.

Our History

Petroplus International B.V. ("PPI"), Netherlands was founded in 1993. In 1998, the Company was listed on the Amsterdam Stock Exchange.

March/April 2005 PPI is acquired and taken private by the newly formed RIVR Acquisition B.V. ("RIVR") and is subsequently delisted from Euronext Amsterdam.

February 2006 Argus Atlantic Energy Ltd. ("Argus") is incorporated in Bermuda.

May 2006 We recruit a new management team, including Thomas D. O'Malley as our Chairman and Chief Executive Officer.

We acquire European Petroleum Holdings N.V. ("EPH"), the holding company of the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).

July 2006 We enter into an agreement with ExxonMobil to purchase the Ingolstadt refinery in Germany.

August 2006 We sell or contract to sell Petroplus Tankstorage, a tank storage business; Frisol/Bunkering, a wholesale bunkering and trading business; Oxyde Chemical, a chemicals and plastics trading and distribution business; negotiated to sell 4Gas, a liquefied natural gas import terminal and marketing businesses; and other non-core assets.

Argus and RIVR merge and the combined entity is relocated to Switzerland and renamed Petroplus Holdings AG.

November 2006 On November 30, 2006, the shares of Petroplus Holdings AG are traded on the SWX Swiss Exchange for the first time.

February 2007 We enter into an agreement with BP to purchase the Coryton refinery in the United Kingdom.

Petroplus: "Pure Play" Multi-Site Refiner

North Sea System

Inland Market System



Coryton (Pending)[1]
Capacity: 172,000 bpd
Other Feedstocks: 70,000 bpd
Commissioned: 1953
Acquired: 2007
BRC
Capacity: 110,000 bpd
Commissioned: 1968
Acquired: 2006
Teesside
Capacity: 117,000 bpd
Commissioned: 1966
Acquired: 2000
Antwerp Processing Plant
Acquired: 1997
Ingolstadt (Pending)[1]
Capacity: 110,000 bpd
Commissioned: 1963
Acquired: 2007
Cressier
Capacity: 68,000 bpd
Commissioned: 1966
Acquired: 2000

[1] Anticipated first half 2007

Oil Refining Operations

We currently own and operate three refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. In addition, we also own and operate a processing facility in Antwerp, Belgium.

The aggregate crude oil throughput capacity at our three refineries is approximately 295,000 bpd. The following table provides a summary of crude capacity, throughput and production data for our refineries, for the year ended December 31, 2006:

	BRC[2]	Cressier	Teesside	Total
Crude Oil Throughput Capacity (in bpd)	110,000	68,000	117,000	295,000
Crude Unit Throughput				
Light sweet	1%	74%	100%	57%
Light sour	–	–	–	–
Medium sour	62%	20%	–	28%
Heavy sour	22%	3%	–	9%
Total Crude Unit Throughput	**85%**	**97%**	**100%**	**94%**
Other throughput	15%	3%	–	6%
Total Throughput	**100%**	**100%**	**100%**	**100%**
Production (in % of total throughput)				
Light Products				
Gasoline	10%	25%	–	9%
Diesels and gasoils[1]	62%	45%	33%	47%
Jet fuel	–	7%	5%	4%
Petrochemicals	–	1%	–	–
Naphtha	4%	–	25%	11%
LPG	2%	5%	–	2%
Total Light Products	**78%**	**83%**	**63%**	**73%**
Low sulfur straight run	–	–	36%	14%
Fuel oil	18%	13%	–	10%
Solid by-products/fuel consumed in process/fuel loss	4%	4%	1%	3%
Total Production	**100%**	**100%**	**100%**	**100%**

[1] Includes vacuum gasoil ("VGO") produced at the BRC refinery

[2] The information included above for the BRC refinery represents the seven months of operations since the Company's May 31, 2006 acquisition.

The BRC Refinery



We acquired EPH, the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was USD 511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd. The refinery is an atmospheric-vacuum distillation, visbreaking refinery.

The BRC refinery is located north of the Port of Antwerp at the center of the Antwerp-Rotterdam-Amsterdam ("ARA") region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market benchmark prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it close proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light products, including gasoline, naphtha, ultra low-sulfur diesel ("ULSD"), heating oil and vacuum gasoil. The refinery's low-sulfur products meet the European Union ("EU") 2009 mandatory maximum sulfur limit of 10 parts per million ("ppm") for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both the Northwest European and U.S. markets. The BRC refinery is part of our overall North Sea System in which we plan to synergistically maximize the combined processing capabilities of our refineries and our Antwerp processing facility. We plan to exchange feedstocks and midstream products between the facilities and maximize their individual processing abilities in order to increase our yields of middle distillates while decreasing our production of gasoline and fuel oils.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately USD 124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, an instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will be up for renewal in 2021. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to

the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's steam and electricity needs.

Main Process Units

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modifications:

BRC Refinery

Main Process Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	–
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	–
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per day)	108	1980	–
LPG Recovery Unit	4,400	1968	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the BRC Refinery

	2006[2] thousand of bpd	2006[2] in % of throughput
Crude Unit Throughput		
Light sweet	0.7	1%
Medium sour	49.9	62%
Heavy sour	17.9	22%
Total Crude Unit Throughput	**68.5**	**85%**
Other throughput	11.7	15%
Total Throughput	**80.2**	**100%**
Production		
Light Products		
Gasoline	7.9	10%
Diesels and gasoils[1]	49.9	62%
Naphtha	3.0	4%
LPG	1.5	2%
Total Light Products	**62.3**	**78%**
Fuel oil	15.1	18%
Solid by-products/fuel consumed in process/fuel loss	3.4	4%
Total Production	**80.8**	**100%**

[1] Includes VGO.
[2] The information included above for the BRC refinery represents the seven months of operations since the Company's May 2006 acquisition.

Feedstocks and Supply Arrangements

The BRC refinery processes predominantly Urals crude oil and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feed and blendstocks purchased on the spot market to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 100,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-take

We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies, and wholesalers. The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading vessels with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 11,000 barrels (1,800 cubic meters) per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on a f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from local sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of the refinery's products are sold on a discharge delivered basis, for example, into the United States.

The BRC refinery's finished gasoline and gasoline blend components are primarily sold in barge lots. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be blended at the refinery. Since 2005, the refinery has been selling 165,000 barrel cargo lots of gasoline and reformulated gasoline blendstock for oxygenate blending ("RBOB") to North America.

A large proportion of the refinery's middle distillates is ULSD, with the majority of this product selling in the local ARA market. Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East or Gulf Coast refineries in the United States to be used as fluid catalytic cracking ("FCC") or hydrocracker feedstock.

The majority of BRC's heavy distillates are sold to supply marine bunkering companies in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities

The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 megawatts. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. Steam for the refinery is produced by two onsite boilers. Due to reliability issues encountered with the onsite electrical generation unit we have purchased all electricity from the grid. A project is currently in place to design a new steam and electric system. The refinery purchases hydrogen from Air Liquide to supplement its on-site production.

The Cressier Refinery



We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1966 and has a crude oil throughput capacity of 68,000 bpd. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal cracking refinery.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland and is one of only two refineries in Switzerland. During 2006, the Cressier refinery's production accounted for approximately 25.3% (by volume) of all refined product sales in Switzerland. Of Switzerland's total demand for refined products, 60.5% was imported in 2006, principally by rail and by barge on the River Rhine ("Rhine"). During times of very high or very low water levels, or high demand for refined products along the Rhine, transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market, primarily due to its niche inland location.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy VGOs and heavy fuel oil to higher value clean products, such as ULSD and the home heating oil. The refinery's production of gasoline and diesel meets the EU 2009 and Swiss mandatory 10 ppm sulfur limit for gasoline and diesel, and home heating oil meets 50 ppm sulfur standards.

Since acquiring the Cressier refinery, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. ("Air Products"). This facility has also improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery has begun producing ecoCLEAN™, a grade of heating oil with less than 50 ppm sulfur and nitrogen.
- The refinery doubled its ULSD production to 3.7 million barrels per year.

Main Process Units

The following table sets forth the main process units of the Cressier refinery, their current capacities, start-up years and years of their most recent major modifications:

Cressier Refinery

Main Process Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	68,000	1966	2003
Vacuum Distillation	37,000	1966	2003
Thermal Cracker	12,100	1966	2005
Visbreaker	10,800	1966	2005
Catalytic Reformer	16,400	1966	1986
Naphtha Hydrotreating	27,700	1966	2005
Kerosene Hydrotreating	9,400	1966	2001
Gasoil Hydrotreating	29,800	1993	–
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per day)	27	1966	1988
LPG Unit	4,400	1966	1984
Bitumen Blowing	2,700	1966	2002

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Cressier Refinery

	2006		2005	
	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput				
Light sweet	47.1	74%	42.1	77%
Light sour	–	0%	7.9	15%
Medium sour	12.9	20%	–	0%
Heavy sour	2.1	3%	3.3	6%
Total Crude Unit Throughput	**62.1**	**97%**	**53.3**	**98%**
Other throughput	1.7	3%	1.0	2%
Total Throughput	**63.8**	**100%**	**54.3**	**100%**
Production				
Light Products				
Gasoline	15.9	25%	13.2	24%
Diesels and gasoils	28.6	45%	23.8	44%
Jet fuel	4.9	7%	4.6	8%
Petrochemicals	0.6	1%	0.7	1%
LPG	3.3	5%	3.2	6%
Total Light Products	**53.3**	**83%**	**45.5**	**83%**
Fuel oil	8.1	13%	7.3	13%
Solid by-products/fuel consumed in process/fuel loss	2.5	4%	2.3	4%
Total Production	**63.9**	**100%**	**55.1**	**100%**

Feedstocks and Supply Arrangements

The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. We currently source the Cressier refinery's crude oils through spot-market purchases and, to a lesser extent, short-term purchase contracts.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the Société du Pipeline Sud-Européen ("SPSE") pipeline to the Gennes depot in France, and then by the Société Française du Pipeline du Jura ("SFPLJ") and Oléoduc du Jura Neuchâtelois S.A. ("OJNSA") pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operational and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). The Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-take

We typically sell the majority of the Cressier refinery's annual production to oil majors, resellers, industrial customers and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to short or long-term contracts, with the reminder being sold on a spot market basis.

The Cressier refinery has a twelve bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in: Birsfelden, which supplies the northern Swiss region, including Basel; a 32% ownership interest in a Geneva depot that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenburg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

Cressier's gasoline and middle distillates are sold primarily in Switzerland where customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train. Heavy distillates are sold in the surrounding regions with industrial users in Switzerland and France supplied via trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities

The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 megawatts.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Additional steam for the Cressier refinery is produced on-site by three boilers fired with fuel gas, two waste heat boilers and Air Products (as discussed above).

The Teesside Refinery



We acquired the Teesside Refinery in December 2000. The refinery was originally commissioned by Phillips Imperial Petroleum Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd. The refinery is an atmospheric distillation refinery with distillate hydrotreating.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its direct pipeline access to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a cost advantage over other similar European refineries by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's coastal location provides it with the ability to export products by vessel.

The Teesside refinery is a major producer of ULSD for UK commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel which meets the EU 2009 mandatory maximum 10 ppm sulfur limit for road fuels. Through agreements with bio-diesel producers, the Teesside refinery is currently one of the major suppliers of bio-diesel blend, branded as Bioplus, a 95%–5% blend of mineral oil diesel with methyl ester derived from renewable sources such as rapeseed, soya or used cooking oil. Due to its production of high-quality straight run fuel oil, Teesside is an integral part of Petroplus's North Sea System as a supplier of feedstocks to our other locations.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure a supply of naphtha with guaranteed trace mercury levels.

Main Process Units

The following table sets forth the main process units of the Teesside refinery, their current capacities, start-up years and years of their most recent major modifications:

Teesside Refinery

Main Process Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per day)	4	1997	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Teesside Refinery

	2006		2005	
	thousand of bpc	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput				
Light sweet	89.9	100%	105.4	100%
Total Crude Unit Throughput	**89.9**	**100%**	**105.4**	**100%**
Other throughput	0.3	0%	–	0%
Total Throughput	**90.2**	**100%**	**105.4**	**100%**
Production				
Light Products				
Diesels and gasoils	29.5	33%	36.5	35%
Jet fuel	4.9	5%	3.7	3%
Naphtha	22.3	25%	25.0	24%
Total Light Products	**56.7**	**63%**	**65.2**	**62%**
Low sulfur straight run	32.3	36%	38.6	37%
Solid by-products/fuel consumed in process/fuel loss	1.2	1%	1.3	1%
Total Production	**90.2**	**100%**	**105.1**	**100%**

Feedstocks and Supply Arrangements

The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is directly linked to the Ekofisk field by pipeline and owned by ConocoPhillips. In addition to Ekofisk crude oil, the refinery also processes a small amount of additional feedstock blended with the crude oil. We currently source North Sea feedstocks for the Teesside refinery on a spot basis.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent SABIC petrochemicals facility, previously owned by Huntsman, which has a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters).

Product Off-take

We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading-rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by SABIC with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and can handle vessels up to 80,000 tons. Petroplus or SABIC each have the option to terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters) excluding the salt caverns. The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). In addition, 12 product storage tanks with a capacity of 210,000 barrels (28,000

cubic meters) are located at the refinery's truck- and rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by ship. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European processing facilities. The quality of Ekofisk straight-run fuels, with their lower sulfur content, consistent properties, and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe.

Energy and Other Utilities

The Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 megawatts. The Teesside refinery has arrangements with the adjacent SABIC petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and waste treatment in SABIC's wastewater treatment plant. SABIC or Petroplus may terminate the agreement covering these services with twelve-months' notice.

The Antwerp Processing Facility

The Antwerp processing facility was acquired from the Daewoo Group in 1997. The Antwerp bitumen processing facility was acquired from AB Nynas Petroleum in 2003. The Antwerp processing facility is a hydro-treating processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydrotreatment facilities, an LPG unit and a sulfur-recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit (all for sweet crude processing) were closed down.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to produce ULSD. The facility currently produces approximately 27,200 barrels of ULSD per day. The facility also processes heavy crude oil, primarily Venezuelan crude oil, into bitumen. The facility processes on average approximately 7.0 million barrels of crude oil into 6.3 million barrels of bitumen per year. With its back-end processing capabilities, the Antwerp facility becomes another integral part of our overall North Sea Refining System that allows us greater flexibility in processing and production yields of middle distillates.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

One of the Antwerp processing facility's hydro desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The throughput deal can at any time by either party be terminated by serving a notice of termination. Since the closure of its reformer, the Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil Oyj. The tolling agreement provides for a fixed processing fee of approximately USD 1.5 million per month plus other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. Petroplus or Nynas N.V. may terminate the tolling agreement on

March 1, 2008 with three months' prior notice. If we or Nynas N.V. do not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

The Acquisition of the Ingolstadt Refinery

Overview of the Acquisition

On July 6, 2006, we executed a sale and purchase agreement ("SPA") with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital to be determined at closing.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either Transalpine ("TAL") or ExxonMobil CE for crude oil transportation via the TAL pipeline system; and a depot in Passau, Germany.

We intend to finance the acquisition with cash on hand, cash flow from operations and debt. We intend to draw on our working capital facilities and potentially access the Senior Secured Facility.

In addition, we have agreed to release the seller from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity. The seller's environmental indemnity decreases over time at the following percentages in the years indicated:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1–2	90%
Years 3–6	50%
Years 7–8	10%
Thereafter	0%

Completion of the acquisition is subject to the satisfaction of customary conditions. The transaction has been reviewed and received the approval from the relevant competition authorities. The acquisition is expected to close in April 2007. There is no assurance we will consummate the transaction.

The information contained in this document regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Refinery Overview

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The Ingolstadt refinery has a rated crude oil throughput capacity of approximately 110,000 bpd and is one of four refineries in southern Germany. ExxonMobil CE commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery.

According to information provided by ExxonMobil CE, approximately USD 111 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In addition, the refinery's wastewater treatment plant was upgraded in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010 with an estimated outage duration of 35–45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery

Main Process Units	Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric/Vacuum Distillation	2	110,000	1963	–
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	–
Catalytic Reformer	1	19,600	1963	–
Isomerization	1	7,550	1991	–
Fluid Catalytic Cracking Unit	1	29,000	1969	2005
Sulfur Recovery Unit (tons per day)	1	75	1963	1983
Hydrogen Plant (tons per day)	1	27	2003	–
Naphtha Hydrotreater	1	36,100	1963	–
Kerosene Hydrotreater	1	18,700	1963	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Ingolstadt Refinery

	2006		2005	
	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput				
Light sweet	16.1	16%	7.5	9%
Heavy sweet	1.8	2%	10.4	12%
Light sour	63.8	64%	49.8	59%
Medium sour	8.0	8%	5.6	7%
Heavy sour	6.7	7%	9.9	12%
Total Crude Unit Throughput	**96.4**	**97%**	**83.2**	**99%**
Other throughput	3.3	3%	1.9	1%
Total Throughput	**99.7**	**100%**	**85.1**	**100%**
Production				
Light Products				
Gasoline	26.4	26%	23.7	28%
Diesels and gasoils	44.5	45%	38.6	45%
Jet fuel	3.3	3%	2.4	3%
Petrochemicals	2.0	2%	1.6	2%
Naphtha	7.7	8%	5.0	6%
LPG	9.5	10%	7.1	8%
Total Light Products	**93.4**	**94%**	**78.4**	**92%**
Fuel oil	7.4	7%	6.0	7%
Solid by-products/fuel consumed in process/fuel loss	5.5	6%	4.6	5%
Total Production	**106.3**	**107%**	**89.0**	**104%**

Feedstocks and Supply Arrangements

The Ingolstadt refinery can process a range of sweet crude oils. Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 62% and 59% of the refinery's crude slate in 2004 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation of crude oil via the TAL pipeline system.

Product Off-take

The Ingolstadt refinery's product slate is focused primarily on the production of higher value middle distillates, including diesel, gasoil and jet fuel, and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to ARA reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail; the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 23.5 million barrels per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 10 million barrels of gasoline per year, 11.2 million barrels of distillates per year and 4.4 million barrels of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the Esso retail chain in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains.

As a condition to the acquisition, we will enter into a five-year off-take agreement with Esso Deutschland GmbH ("Esso") to supply the Esso retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil CE with substantial amounts of jet fuel.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Esso Bayern, which we will acquire in connection with the acquisition, operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of liquid petroleum gases, heavy fuel oil and bitumen is mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to Eastern Europe or the ARA region.

Energy and Other Utilities

Based on information currently available to us, the Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 megawatts. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 megawatts and one let-down turbine with an output of 11 megawatts. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to 7 megawatts of electricity from a local electric provider. The refinery also has a Fluid Catalytic Cracking ("FCC")-unit carbon monoxide boiler and two fired boilers for steam production. Hydrogen is produced at the onsite hydrogen plant, this production supplements other onsite sources and meets all of the refineries hydrogen requirements.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 6.9 million barrels.

Employees

Based on information currently available to us, the Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (Industriegewerkschaft Bergbau, Chemie, Industrie). According to the seller, the Ingolstadt refinery has an excellent safety record, with no lost-time injuries – injuries that require the employee to miss one or more days of work – in the past seven years.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

- Technical Assistance Agreement: Under this agreement, ExxonMobil Research and Engineering Company ("EMRE") will provide us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE

USD 300,000 annually for these services. The agreement will have a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.

- Ingolstadt Refinery License Agreement: Under this agreement, EMRE will grant us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.
- Brand Licensing Agreement: Under a brand licensing agreement, which is to be finalized, ExxonMobil will provide us with a license to use the Esso brand until the end of 2010.

The Acquisition of the Coryton Refinery

Overview of the Acquisition

On February 1, 2007, we executed a Business Sale Agreement ("BSA") with BP to acquire the Coryton refinery located in the southeastern United Kingdom and its associated bitumen business. The purchase price is approximately USD 1.4 billion, plus the value of net working capital to be determined at closing. We expect to fund the acquisition primarily with debt combined with an equity issuance.

BP agrees to retain and indemnify Petroplus for losses resulting from contamination existing at the site prior to Closing that needs to be remediated following either i) receipt of environmental proceedings relating to contamination; ii) an unsolicited direction by an environmental regulator to undertake remedial action in respect of the contamination; or iii) an emergency. Further, Petroplus shall have no liability for offsite contamination that is directly caused by contamination that occurred prior to closing. Other environmental liabilities are assumed by Petroplus. BP's environmental indemnity shall be subject to the following limitations:

1) Notice must be given by Petroplus to BP of a claim under the environmental indemnity by the sixth anniversary of Closing. BP shall have no liability under the environmental indemnity for any losses incurred by Petroplus after the eight anniversary
2) Minimum claims criteria must be met
3) Liability for claims shall be shared between BP and Petroplus (as set out below)

We have agreed to release BP from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by BP's indemnity. BP's environmental indemnity decreases over time at the following percentages generally as follows:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1–2	100%
Years 3–4	50%
Years 5–6	25%
Thereafter	0%

Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the first half of 2007. There is no assurance we will consummate the transaction.

The information contained in this document regarding the Coryton refinery is based solely on our analysis of the refinery and has not been reviewed or approved by BP or any of its affiliates.

Refinery Overview

The Coryton refinery is located on a 589-hectare site located about 30 miles east of London on the Thames estuary in the United Kingdom. The Coryton refinery has a total crude oil throughput capacity of approximately 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks. The refinery was originally constructed in 1953 by the Vacuum Oil Company, a subsidiary of Mobil.

The refinery has five operational jetties for the supply by sea of all crude and feedstocks. It supplies the majority of its fuel products to major customers in the southeast of the UK by a combination of road truck deliveries (from the adjacent bulk terminal) and oil product pipelines. The refinery also ships other products by sea (Fuel Oil, Propylene and Jet) to European markets and bitumen by road and rail.

Main Process Units

The following table sets forth the main process units of the Coryton refinery, their current capacities, start-up years and years of their most recent modifications:

Coryton Refinery

Main Process Units	Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	1	172,000	1963	–
Vacuum Distillation	2	39,000	1969	2006
		62,000	1969	2006
Diesel Hydrotreater	1	53,000	1969	2003
Catalytic Reformer	1	38,000	1989	–
Isomerization Penex	1	20,000	1993	–
Isomerization C4	1	32,000	1991	–
Propane Deasphalter	1	6,000	1969	–
Fluid Catalytic Cracking Unit	1	68,000	1982	2005
FCC Gasoline Hydrotreater (SHU)	1	28,000	2003	–
HF Alkylation	1	20,000	1982	1991
Sulfur Recovery Unit (tons per day)	2	100	1982	2005
Bitumen Blower (tons per day)	1	3,000	1969	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Coryton Refinery

	Adjusted 2006[1]		2006		2005	
	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput[1]						
Light sweet	120.6	59%	93.5	55%	93.0	48%
Medium sweet	–	0%	–	0%	3.0	2%
Light sour	24.7	12%	23.0	13%	42.1	22%
Medium sour	–	0%	1.7	1%	–	0%
Heavy sour	–	0%	0.4	0%	–	0%
Total Crude Unit Throughput	**145.3**	**71%**	**118.6**	**69%**	**138.1**	**72%**
Other throughput	60.3	29%	52.2	31%	53.3	28%
Total Throughput	**205.6**	**100%**	**170.8**	**100%**	**191.4**	**100%**
Production						
Light Products						
Gasoline	79.5	38%	69.1	40%	67.6	35%
Diesels and gasoils	57.5	28%	45.5	27%	51.5	27%
Jet fuel	22.0	11%	16.9	10%	18.9	10%
LPG	5.5	3%	5.5	3%	4.5	2%
Total Light Products	**164.5**	**80%**	**137.0**	**80%**	**142.5**	**74%**
Fuel oil	30.1	15%	27.2	16%	24.7	13%
Solid by-products/fuel consumed in process/fuel loss	11.0	5%	6.6	4%	24.2	13%
Total Production	**205.6**	**100%**	**170.8**	**100%**	**191.4**	**100%**

[1] Annualized volumes based on actual inputs and production volumes from seller for the second half of 2006 post turnaround.

Feedstocks and Supply Arrangements

Crude is supplied from the Mediterranean, Baltic, Latin America as well as the North Sea. Historically Coryton processed specific Arab Gulf crudes (Arab Light for example) to meet the requirements of the Lube Plant. The recent closure of the Lube processing units in 2005 has allowed Coryton greater flexibility in crude supply and in the optimization of crude and feedstock. Coryton's crude unit allows for the processing of blends of crudes and has twin feed trains with the ability to segregate the atmospheric residues from these two crude feeds (by means of a split base within the single crude tower shell). Opportunities exist for both sweet vs. sour optimization as well as light vs. heavy crude optimization. This includes some processing of condensates.

Product Off-take

Coryton owns one of the largest road loading terminals in Europe. The refinery is connected to the United Kingdom Oil Pipeline ("UKOP"), a multi-product pipeline operated on behalf of its shareholders by British Pipelines Agency ("BPA") which runs from the Thames up to the Midlands region. This pipeline feeds terminals at Buncefield (North London), Northampton and Kingsbury (Birmingham) as well as being a key supply route for aviation fuel into Heathrow Airport. Coryton is also connected to GPSS, a government-owned pipeline system operated by Oil & Pipelines Agency ("OPA") which is dedicated to jet fuel. This pipeline has traditionally supplied fuel to service Air BP customers and third party demand at Stansted Airport and the military airbases of East Anglia.

As part of the purchase agreement, product off-take agreements will exist with BP that will account for approximately 90% of gasoline production, 100% of jet fuel production, 100% of ULSD production and 10% of gasoil production. This agreement will last approximately five years; the percentage of products purchased by BP will decrease after the first year.

Energy and Other Utilities

Based on information currently available to us, the Coryton refinery has an electrical demand between 45 and 50 megawatts. There is one gas turbine generator that produces about 25 megawatts of electricity. In addition, there are four steam turbine generators that are able to produce about 10 megawatts of electrical power in total. The refinery buys about 10–15 megawatts via the utility grid.

The refineries steam requirements are met by a combination of three steam boilers plus additional steam generation from certain process units. All hydrogen needs are supplied by onsite production at the continuous cyclical reformer.

The refinery has three steam boilers plus additional steam generation from certain process units.

Tankage Capacity

Tankage at the refinery is approximately 7.9 million barrels; 3.9 million barrels dedicated to crude and other feedstock storage and approximately 4.0 million barrels to intermediate and finished products. In addition to this, Coryton also has tankage at the Bulk Terminal with a capacity of 1.6 million barrels. All together the total is 9.5 million barrels of storage.

Employees

The refinery employs a total workforce of some 540 staff at present. This number will fall to approximately 480 staff as the organizational restructuring associated with closure of the Lubes facilities moves to full implementation. The refinery is party to a collective agreement with the Transport & General Workers' Union for the employment of Production Operators. Upon acquisition, there will be about 175 unionized employees at the refinery. Almost all refinery senior management will be available as part of the purchase.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

- Transitional Services Agreement: Under this agreement, BP will provide Petroplus with back office services (mainly IT) to assist us with our absorption of the refinery. There are no minimum terms of the agreement; however both parties anticipate transition should last through the end of 2007.

- Brand License Agreement: Under our brand licensing agreement, which is to be finalized, BP would provide Petroplus with a license to use BP brand for bitumen only under certain limited purposes.



A Management Discussion and Analysis of the Financial Condition and the Results of Operations

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus Holdings AG Consolidated Financial Statements and the related notes to those Financial Statements included elsewhere in this Annual Report. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risks Relating to Our Business and Our Industry" and elsewhere in this Annual Report, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

We are one of the largest independent refiners and wholesalers of petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland and the Teesside refinery in Teesside, United Kingdom. Additionally, we have entered into an SPA with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. We have also entered into a BSA with BP to acquire the Coryton refinery and related businesses located on the Thames Estuary in the United Kingdom. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd, the Ingolstadt refinery has a throughput capacity of 110,000 bpd and the Coryton refinery has a crude oil throughput capacity of 172,000 bpd and up to an additional 70,000 bpd of other feedstocks. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, the United Kingdom, the Benelux countries, and Germany as well as on the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows us to achieve c.i.f. priced Ekofisk at the Teesside refinery at f.o.b. prices.

On a consolidated basis (which does not include our planned acquisitions of Ingolstadt and Coryton), we generated revenues of USD 6,923.0 million and EBITDA of USD 259.6 million for the year ended December 31, 2006 and revenues of USD 4,188.3 million and EBITDA of USD 72.4 million for the nine-month period ended December 31, 2005.

Factors Affecting Comparability

Privatization of Petroplus International B.V.

In March/April 2005, RIVR purchased PPI. Subsequent to its purchase, RIVR delisted PPI from the Euronext in Amsterdam. Therefore, in accordance with International Financial Reporting Standards, the period ended December 31, 2005 reflects only nine months of operations for PPI. Additionally, in connection with the privatization, PPI repurchased its 10.5% senior notes due 2010, which resulted in an expense of approximately USD 28.5 million, relating to deferred financing costs associated with the notes.

Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, we acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries, an oil refining and distribution limited liability Company incorporated in the Netherlands Antilles. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprises the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. PPI performed a preliminary purchase price allocation as of May 31, 2006, at that time no intangible assets or goodwill were identified, once the valuation has been finalized the purchase price allocation will be adjusted as necessary. See Note 30 in the Consolidated Financial Statements for the purchase consideration and the purchase price allocation.

Corporate Structure, Initial Public Offering, Extinguishment of Debt

In August 2006, the shareholders of RIVR contributed their shares in RIVR to Argus Atlantic Energy Ltd. ("Argus") in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG. On November 30, 2006, Petroplus Holdings AG completed an Initial Public Offering ("IPO") of 18.0 million shares of common stock. In combination with the offering, RIVR sold approximately 66.3% of its 94.5% stake in Petroplus Holdings AG in a secondary offering of 22.0 million shares. On December 5, 2006, upon exercise of the over-allotment option, another 6.0 million shares were sold into the market, of which 45.0% or 2.7 million shares were provided by Petroplus Holdings AG. The proceeds from the offering as well as the proceeds of the selling shareholder's repayment of its note (see "Sale of Non-Core Assets/Discontinued Operations") were used to pay down all of our outstanding borrowings.

Sale of Non-Core Assets/Discontinued Operations

In August 2006, we sold our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the 4Gas group, which is engaged in developing and operating liquefied natural gas terminals;
- the Petroplus, Milford Haven and German Tankstorage groups, which are engaged in the provision of tank storage facilities to the oil industry;
- the Bunkering group of companies including the Frisol group, Reinplus van Woerden Holding B.V. and North Sea Petroleum B.V. which is engaged in the wholesale bunkering and trading business; and
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business.

Additionally, PPI entered into a non-binding memorandum of understanding with 4-Gas B.V. to negotiate the sale of shares in Dragon LNG and Milford Energy Limited. This transaction closed in February 2007.

As of December 31, 2006 Petroplus had received approximately USD 600 million of the proceeds from these sales.

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical

supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. The supply and distribution group is also responsible for managing our price exposure and related risks.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less materials costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value – a gross margin per barrel – that, when multiplied by a throughput number, provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the ARA region, while a specific refinery might be located in an inland market where it is able to achieve an inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil, product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product value advantages and disadvantages as compared to the refinery's relevant benchmark.

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/two VGO/one 3.5% fuel oil
Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil

Each of the benchmark refining margins for our refineries are expressed in USD per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

BRC Refinery

The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 research octane number ("RON") gasoline, two barrels of gasoil, two barrels of VGO and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of VGO on a c.i.f. basis and 95 RON gasoline, heating oil (as a proxy for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately USD 0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Cressier Refinery

Based on the formula set forth in the table above, the benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 RON gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a proxy for gasoil) and 1% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery blends a low volume of MTBE. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately USD 2.20 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside Refinery

The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oils are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately USD 0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices[1]

(In USD per barrel)	December 31, 2006	2005
Crude Oil		
Dated Brent	65.41	54.51
Urals Differential to Dated Brent	4.12	**
Products Differential to Dated Brent		
Naphtha	(1.89)	(0.93)
95 RON gasoline	8.87	8.51
ULSD	16.23	18.11
Gasoil[2]	12.13	13.12
1% Fuel Oil	(19.54)	(15.01)
3.5% Fuel Oil	(20.04)	(18.13)

Source: Bloomberg

[1] Average of daily prices for trading days during the relevant period.
[2] Based on the quoted price for heating oil.
** Information not relevant for 2005

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, foreign currency fluctuations and interest rate risks, respectively. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our Income Statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Materials cost for Petroplus were impacted by hedging activities primarily relating to refining margin hedges resulting in a gain of USD 182.6 million in 2006 and a loss of USD 31.3 million in 2005 (9 months from April 2005). As of year-end there are limited refinery margin hedges in place. After the remaining open contracts are repurchased in 2007, we will have no remaining hedges in place. There are no plans to continue this hedging program.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We were previously required to maintain certain levels of refining margin hedges in order to comply with our historical senior term debt and working capital facilities. Following the IPO in November 2006, we repaid and cancelled our senior term debt and renegotiated our working capital facilities to eliminate these hedging requirements. Following the repayment of our senior term debt and renegotiation of our working capital facilities, we have significantly reduced the proportion of refining capacity hedges going forward. See "Outlook – Quantitative and Qualitative Disclosure About Market Risks – Commodity Price Risk" and "Outlook – Risks Relating to Our Business and Our Industry."

Other Factors

We currently source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchases based on spot market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity and chemicals.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and sale of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, we purchase futures/forward contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Our operating results are also affected by safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is managed through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

The tables below provide supplementary Income Statement and operating data for Petroplus Holdings AG. Selected items in each of the periods are discussed separately below.

Financial Income data (in millions of USD, except per share data)	(Audited) December 31, 2006	 2005	(Adjusted-unaudited) December 31, 2006[1]	 2005[2]
Financial income data				
Revenue	6,923.0	4,188.3	5,023.5	5,337.8
Materials cost	(6,376.8)	(3,977.3)	(4,564.0)	(5,162.2)
Gross margin	**546.2**	**211.0**	**459.5**	**175.6**
Personnel expenses	(115.5)	(56.1)	(96.3)	(76.2)
Operating expenses	(139.8)	(66.5)	(115.2)	(85.6)
Depreciation and amortization	(74.9)	(39.0)	(51.0)	(50.1)
Other administrative expenses	(36.5)	(13.0)	(27.1)	(16.8)
Operating income/(loss)	**179.5**	**36.4**	**169.9**	**(53.1)**
Financial expense, net	(85.5)	(51.2)	**	(60.2)
Financial currency exchange gains (losses)	4.9	(3.0)	**	(3.2)
Share of income from equity investments	0.3	–	**	0.3
Net income/(loss) before income taxes	**99.2**	**(17.8)**	**	**(116.2)**
Income tax (expense)/benefit	(25.1)	(10.3)	**	4.4
Net income/(loss) from continuing operations	**74.1**	**(28.1)**	**	**(111.8)**
Discontinued operations	**369.5**	**26.5**	**	**27.6**
Net income/(loss) available to minority interests	**0.2**	**1.1**	**	**(0.1)**
Net income/(loss) available to shareholders	**443.4**	**(2.7)**	**	**(84.1)**
Other financial data				
EBITDA[3] (unaudited)	259.6	72.4	**	(5.9)
Hedging gain/(loss)[4]	182.6	(31.3)	**	(117.4)
Net income (loss) available to shareholders (in USD):				
Basic	10.90	(0.09)		
Diluted	10.51	(0.09)		
Weighted average shares outstanding (in million shares):				
Basic	40.7	28.8		
Diluted	42.2	28.8		

1) Adjusted to exclude the results of operations of EPH for the period from May 31, to December 31, 2006.

2) Adjusted to include the results of operations of PPI for the period from January 1, to March 31, 2005. The results for the twelve months ended December 31, 2005 were significantly impacted by first quarter losses on refining margin commodity hedges of USD 86.1 million, which is recorded in materials cost.

3) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

4) Represents the gains and losses on refining margin commodity hedges. The audited 2005 figure represents the period from April 2005 until December 2005.

** Intentionally left blank.

Market Indicators

(in USD per barrel)	Year ended December 31, 2006	2005
Dated Brent	65.41	54.51
Brent/Urals Differential	4.12	**
Benchmark refining margins		
6/1/2/2/1 benchmark refining margin	1.55	**
7/2/4/1 benchmark refining margin	6.67	7.79
5/1/2/2 benchmark refining margin	2.50	3.79

** Not relevant.

(in thousands of bpd, except as noted)	Year ended December 31, 2006	2005
Key operating data[1), 2)]		
Selected volumetric and per barrel data[1), 2)]		
Total crude throughput		
BRC[3)]	40.9	**
Cressier	62.1	53.4
Teesside	89.9	105.3
Total crude throughput	192.9	158.7
Total other throughput		
BRC[3)]	6.1	**
Cressier	1.7	1.0
Teesside	0.3	–
Total other throughput	8.1	1.0
Total throughput	**201.0**	**159.7**
Total throughput (millions of barrels)	**73.4**	**58.3**
Gross margin (USD per barrel of total throughput):[2),4)]		
BRC[3)]	4.35	**
Cressier	4.99	6.22
Teesside	2.53	3.23
Operating expenses (USD per barrel of total throughput):[2)]		
BRC[3)]	2.20	**
Cressier	2.25	2.56
Teesside	1.36	1.05

** Not relevant.

1) For comparability, the Company included a full twelve months of operations in 2005 for refining operations.

2) We manage our refinery business, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes the business results shown here have been allocated to the individual refineries. Since crude oil is often purchased and priced well in advance of the time that it is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may significantly vary from those that would be determined with reference to benchmark market indicators. We manage this price risk on a total Company basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS. We believe that this individual refinery information is helpful in understanding our overall operating results.

3) We acquired the BRC refinery effective May 31, 2006 and the total throughput for the year ended December 31, 2006 reflects 214 days of operations over that period. Total throughput averaged 80,200 bpd during the 214 days of operations in 2006.

4) Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future.

2006 Compared to 2005

Overview

Our net income available to shareholders was USD 443.4 million (USD 10.51 per diluted share) for the year ended December 31, 2006 as compared to a net loss of USD 2.7 million (USD 0.09 per diluted share) for the period ended December 31, 2005. Income from continuing operations for the year ended December 31, 2006 was USD 74.1 million as compared to a loss from continuing operations of USD 28.1 million during the period ended December 31, 2005. Our operating income was USD 179.5 million in 2006 as compared to operating income of USD 36.4 million in 2005. Operating income in 2006 included a gain of USD 182.6 million versus a loss of USD 31.3 million for the nine month period ended December 31, 2005 related to our refining margin commodity hedges. The increase in results was principally due to twelve months of operations of PPI included in 2006 as compared to nine months of operations in 2005, which was a result of the acquisition of PPI by RIVR in March/April 2005.

Additionally, the results of operations for 2006 include the seven months of operations of EPH, which was acquired on May 31, 2006.

Revenue

Our revenue increased USD 2,734.7 million, or 65%, to USD 6,923.0 million for the year ended December 31, 2006 from USD 4,188.3 million for the nine month period ended December 31, 2005. The increase in revenue was mainly attributable to twelve months of operations of PPI included in 2006 as compared with nine months of operations in 2005, the acquisition of EPH and higher refined petroleum product prices during 2006 in comparison to 2005.

Gross Margin

Our gross margin increased USD 335.2 million, or 159%, to USD 546.2 million in 2006 from USD 211.0 million for the nine month period ended December 31, 2005. The improved gross margin in 2006 was principally driven by the acquisition of EPH as well as gains from commodity instruments offset by a decrease in refining margins. The net impact of our refining margin commodity hedge was a gain of USD 182.6 million in 2006 as compared to a loss of USD 31.3 million for the nine month period ended in 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery decreased 14% and our 5/1/2/2 benchmark refining margin for the Teesside refinery was 34% lower in 2006 than in 2005. The 7/2/4/1 benchmark refining margin decrease was mainly attributable to decreases in the gasoline and heating oil premiums to Dated Brent combined with the increased discount of 1% fuel oil to Dated Brent. The 5/1/2/2 benchmark refining margin decreased primarily from the ULSD premium to Dated Brent decrease by approximately USD 0.75 per barrel. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged USD 6.67 and USD 2.50, respectively, for the year ended December 31, 2006.

Refinery Operations

Cressier. For the year ended December 31, 2006, the Cressier refinery's total throughput rate averaged approximately 63,800 bpd.

In the same period of 2005, the Cressier refinery's total throughput rate averaged approximately 54,300 bpd. The rate was restricted primarily due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. For the year ended December 31, 2006, the Teesside refinery's total throughput rate averaged approximately 90,200 bpd. The refinery experienced a reduced throughput rate due to a scheduled maintenance shut down in the month of June 2006.

In 2005, the Teesside refinery's total throughput rate averaged approximately 105,400 bpd.

BRC. For the seven months ended December 31, 2006, the BRC refinery's total throughput rate averaged approximately 80,200 bpd. Following the acquisition, management decided to reduce throughput rates to carry out an extensive program of catch-up maintenance and enhance training in order to provide for safe and reliable operations.

Antwerp Processing Facility. Our Antwerp processing facility's results for 2006 were an operating loss of USD 11.8 million as compared to an operating loss of USD 12.3 million for the nine-month period ended December 31, 2005. The decrease in the loss in 2006 was largely due to improvement in operations associated with both contracts as well as increased rental income from tank storage.

Personnel Expenses

Our personnel expenses increased USD 59.4 million to USD 115.5 million in 2006 from USD 56.1 million for the period ended in 2005. This increase in personnel expenses was principally due an additional three months of operations of PPI in 2006 as compared to 2005, the EPH acquisition, and bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of our transfer of headquarters from the Netherlands to Switzerland.

Refinery Operating Expenses

Our refinery operating expense increased USD 73.3 million to USD 139.8 million in 2006 from USD 66.5 million in the corresponding period in 2005. The increase is primarily attributable to twelve months of PPI operations in 2006 as compared with nine months of operations in 2005 and the acquisition of EPH.

Depreciation and Impairment

Our depreciation and impairment expenses increased USD 35.9 million, to USD 74.9 million in 2006 from USD 39.0 million in the corresponding period in 2005. The increase is mainly attributable to an additional three months of operations of PPI in 2006 and the acquisition of EPH.

Other Administrative Expenses

Our other administrative expenses increased USD 23.5 million to USD 36.5 million for the year ended December 31, 2006 from USD 13.0 million for the nine-month period ended December 31, 2005. This increase was principally due to an additional three months of PPI operations in 2006, office closures from relocating our headquarters' office from the Netherlands to Switzerland and the closure of the EPH office. Additionally, in connection with the relocation of our company as well as the IPO, we incurred increased consulting costs.

Financial Income/(Expense), Net

Our financial expense, net, increased USD 34.3 million to USD 85.5 million in 2006 as compared to financial expense, net, of USD 51.2 million in 2005. The financial expense, net, in 2006 was mainly due to our write-off of deferred financing costs of approximately USD 43.0 million, expensed in connection with the repayment of all of our outstanding debt as a result of the IPO, repayment of the RIVR note and increases in gross interest expense associated with the additional borrowings in connection with our purchase of EPH. In 2005, in connection with the privatization, we repurchased our 10.5% senior notes due 2010, which required us to expense approximately USD 28.5 million, relating to deferred financing costs associated with the notes.

Foreign Currency Exchange Gains (Losses)

Our foreign currency exchange results represented a gain of USD 4.9 million in 2006 as compared to a loss of USD 3.0 million in the nine-month period in 2005. The gain represents a stronger euro against our local currencies, Swiss Franc and British Pound.

Income Tax Expense

Our income tax expense was USD 25.1 million in 2006 compared to USD 10.3 million in the nine month period in 2005. Our effective tax rate was 25.3% in 2006. The income tax expense for the year ended December 31, 2006 was largely attributable to growth in our operating income during that period. Our effective tax rate in 2006 was negatively impacted by approximately 11%. This mainly relates to net operating losses ("NOL") not tax-benefited. The NOL's include expenses that are expected to be non-recurring and include amongst others relocation expenses and financing costs.

Liquidity and Capital Resources

Cash Flows

The following table summarizes the cash flow activity for the periods indicated:

(USD million)	2006	2005
Cash (used in) provided by operating activities	(250.7)	77.9
Cash (used in) investing activities	(466.6)	(340.1)
Cash provided by financing activities	156.1	283.2
Net (decrease)/increase in cash and short-term deposits	**(561.2)**	**21.0**
Net cash from discontinued operations	598.7	38.5
Net foreign exchange differences	(11.8)	6.4
Cash and short-term deposits at beginning of period	65.9	–
Cash and short-term deposits at end of period	**91.6**	**65.9**

Cash Flows from Continuing Operating Activities

Net cash flows used in operating activities were USD 250.7 million for the year ended December 31, 2006 as compared to net cash provided by operating activities of USD 77.9 million for the period ended December 31, 2005. Cash flows from operating activities were significantly affected by the change in our price-risk management position, primarily related to our refining margins at year end 2006 versus year end 2005. A decrease in inventory levels, exclusive of EPH, also contributed to the movement in cash from operating activities, mainly driven by lower inventory levels held by the Cressier refinery at December 31, 2006. Net cash flow used in operating activities was further influenced by a decrease in trade payables, other payables and accrued expenses. The decrease is mainly attributable to a decrease in the amounts owed by us as a result of settlement of corporate hedges in 2006 as compared to prior year, in addition to a decrease attributable to the timing of payments for cargo at sea at the Teesside and Cressier locations.

Cash flows from Continuing Investing Activities

Net cash flows used in investing activities were USD 466.6 million for the year ended December 31, 2006 as compared to net cash used in investing activities of USD 340.1 million for the period ended December 31, 2005. On May 31, 2006 the Company completed the acquisition of the EPH group which resulted in a net cash outflow of USD 429.2 million, slightly offset by USD 31.1 million cash received as a result of the reverse acquisition between Petroplus Holdings AG and RIVR Acquisition B.V. in August 2006. Cash used for investing activities in the prior period were primarily related to the acquisition of Petroplus International B.V. in March 2005.

Cash flows from Continuing Financing Activities

Net cash flows provided by financing activities were USD 156.1 million for the year ended December 31, 2006 as compared to net cash provided by investing activities of USD 283.2 million for the period ended December 31, 2005. Cash flows from financing activities were mainly impacted by the proceeds received from the Company's IPO in November of 2006 and the subsequent repayment of all outstanding debt. Prior year cash provided from continuing financing activities is mainly attributable to the increase in long term liabilities, net of repayments made during 2005.

Net Cash flows from discontinued operations

Net cash flows provided by discontinued operations were USD 598.7 million for the year ended December 31, 2006 as compared to net cash provided by discontinued operations of USD 38.5 million for the period ended December 31, 2005. Cash inflows in 2006 were mainly attributable to proceeds received on the sale of non core assets in the third quarter in accordance with the Company's strategy to sell all activities that were not related to the refinery and wholesale marketing operations.

Capital Spending

We classify our capital expenditures, excluding acquisition expenditures, into four major categories:

Permit-related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities. This includes process safety improvements, remediation of historical contamination, and installation of equipment to reduce emissions to the environment.

Sustaining capital expenditures include regular, non-permit related capital expenditures we incur to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

Project-related capital expenditures include capital expenditures for improvements or upgrades to our production facilities that have been identified to provide significant refining margin returns. These projects are expected to either add capacity or increase product yields in higher value petroleum products.

Our total capital expenditures, excluding acquisition expenditures and acquisition of financial leases, are summarized in the following table by major category for the periods indicated:

	December 31,	
(in millions of USD)	2006	2005
Permit-related	17.2	1.9
Sustaining	35.1	35.6
Turnaround	11.6	9.1
Projects[1]	11.5	-
Total capital expenditures	**75.4**	**46.6**

[1]Project related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher value light products at our refineries as well as IT projects.

Additional information about our planned capital expenditures is discussed in "Outlook".

Summary of Indebtedness

Overview

The following table sets forth our financial indebtedness and cash balances as of December 31, 2006:

	December 31,	
(in millions of USD)	2006	2005
Term loan facilities	-	411.6
Working capital facilities	-	143.7
Total financial debt	**-**	**555.3**
Cash and short-term deposits	91.6	65.9
Net financial debt	**(91.6)**	**489.4**

Below is a summary of our material credit facilities and other material financing arrangements, including a description of our plans with respect to such facilities or arrangements.

Restructuring of Debt Facilities

In December 2006, we used proceeds from the sale of non-core assets and the IPO to repay all outstanding amounts under a USD 675 million senior credit facility and under a USD 130 million second lien facility. These senior facilities had initially been entered into when PPI was taken private in April 2005, and had been further increased to finance part of the acquisition of EPH at the end of May 2006.

In December 2006, we also amended and increased the Inventory Revolving Credit Facility ("RCF") (as described below) to up to a total of USD 1.2 billion of committed availability for three years and subsequently cancelled our bilateral trade finance facilities which amounted to

an aggregate of USD 660 million and were inherited from the EPH acquisition. We have an option to increase the RCF up to USD 2.0 billion, mainly in connection with financing the working capital of future acquisitions. The RCF together with the USD 400 million Receivables Purchase Facility ("RPF") (as described below) had initially been entered into in order to refinance the previous trade finance facility which was the main working capital facility during 2005.

Term Loan Facilities

Senior Secured Facility

In October 2006, we, through certain of our subsidiaries, secured a new agreement for a USD 635 million (EUR 500 million) senior secured credit facility (the "Senior Secured Facility") for the purpose of providing additional resources to fund acquisitions, which can be used for the purchase of the Ingolstadt and Coryton refineries. The documented facility was subsequently signed in February 2007. The Senior Secured Facility has a maturity of up to five years. Funds can be drawn on the Senior Secured Facility in Euro, USD, British Pounds and Swiss Francs. The borrowings under this facility will be jointly and severally guaranteed by certain of our subsidiaries. The borrowings will be secured by, inter alia, pledges from some of our subsidiaries on capital stock and fixed assets. At December 31, 2006, we had no drawings on the Senior Secured Facility. The borrowings under the Senior Secured Facility would bear interest at LIBOR (or, in relation at any loan in Euro, EURIBOR) plus the applicable margin and any mandatory costs. The margin range is 1.25% to 2.75% pending certain leverage ratio and duration of the facility.

The Senior Secured Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, and amending or waiving certain material agreements.

The Senior Secured Facility also contains certain financial covenants, including covenants requiring us to maintain a minimum ratio of EBITDA to net interest expense of 2.20:1, increasing at December 31, 2007 to 2.50:1 until maturity. Compliance with the covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Senior Secured Facility.

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a USD 1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 21, 2006, the ("RCF")), with an option to increase the facility amount to up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover we can obtain additional availability on an uncommitted basis under this facility.

The RCF is available, subject to a working capital borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to USD 100 million. Revolving loans and bank overdrafts under the RCF bear interest at a rate that is the aggregate of a margin of 1.0% per year and LIBOR (or, in relation to any revolving loan in Euro, EURIBOR) and any mandatory costs. This margin could be increased by 25 to 50 basis points if the ratio of total term borrowings to consolidated tangible net worth is more than 1. Commissions on payment instruments vary depending upon the instrument type. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the purchaser under our RPF and such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

The RCF contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses and amending or waiving certain material agreements.

The RCF Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of USD 650 million (EUR 500 million) plus 25% of our net income starting with 2007 net income, up to a maximum of USD 975 million (EUR 750 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20 : 1, with such ratio increasing on December 31, 2007 to 2.5 : 1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the amended RCF.

At December 31, 2006, there were no drawings under this facility.

Receivables Purchase Facility

Certain of our subsidiaries are party to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the ("RPF")). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the purchaser under the facility. The form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The RPF contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The RPF also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio EBITDA to net interest expense of 2.20 : 1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70 : 1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45 : 1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85 : 1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the RPF.

At December 31, 2006, there were no drawings under this facility.

Other Working Capital Facilities

Some of our subsidiaries have smaller working capital facilities available.

Liquidity

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. To fund our planned acquisition of the Ingolstadt refinery and related supply and distribution assets, we intend to draw upon our working capital facilities, use cash flow from operations and potentially access our Senior Secured Facility. We intend to fund our planned acquisition of the Coryton refinery and related supply and distribution assets primarily with debt combined with an equity issuance. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2006:

(In millions of USD)	Total	Payments due by period[1] < 1 year	1–5 years	> 5 years
Long-term debt obligations[2]	–	–	–	–
Finance lease obligations	33.3	3.3	8.7	21.3
Operating lease obligations	78.3	13.0	21.0	44.3
Sales obligations[3]	18.2	18.2		
Purchase obligations[3]	3.5	3.5	–	–
Total	**133.3**	**38.0**	**29.7**	**65.6**

1) Excludes the purchase price for our planned acquisition of the Ingolstadt and Coryton refineries and related supply and distribution assets.
2) The net proceeds received from the IPO, the proceeds from RIVR's repayment of its note to PPI and proceeds from the sale of non-core assets were used to repay all outstanding borrowings.
3) Represents contractual obligations for future crude oil term sales and purchases. These obligations were calculated using information current as of December 31, 2006 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had letters of credit in the amount of USD 612.7 million and other guarantees in the amount of USD 94.2 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

Outlook

The discussion below contains forward looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations, which are discussed in "Forward Looking Statements" and elsewhere in this document. The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt or Coryton refineries and have not operated those facilities. As a result, the forecasted information relating to the Ingolstadt and Coryton refineries is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

The Acquisition of the Ingolstadt Refinery

In July 2006, we entered into an SPA to acquire ExxonMobil CE's refinery and related businesses located in Ingolstadt, Germany. In December 2006, we received antitrust clearance from applicable authorities. We expect to close the acquisition in April 2007. There can be no assurances that the acquisition will be completed.

Because the Ingolstadt refinery has historically been operated as part of the much larger organization, ExxonMobil Corporation, detailed Financial Statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin benchmark. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Schehallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged USD 1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and production volumes in "Company Overview – The Acquisition of the Ingolstadt Refinery".

In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The Acquisition of the Coryton Refinery

On February 1, 2007, we entered into a BSA to acquire BP's Coryton refinery and related businesses located in the United Kingdom. This acquisition is expected to close in the first half of 2007. There can be no assurances that the acquisition will be completed.

Because the Coryton refinery has historically been operated as part of the much larger organization BP, detailed Financial Statements are not available for the refinery. As the performance of the Coryton refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 5/2/2/1 refining margin. This benchmark refining margin is calculated by assuming that five barrels of the benchmark Dated Brent crude oil are converted to two barrel of 95 RON gasoline, two barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 5/2/2/1 benchmark refining margin.

We believe the Coryton refinery's realized gross margin on a per barrel basis has historically differed from the 5/2/2/1 benchmark refining margin due to the following factors:

- The Coryton refinery processes primarily sweet crude oil from the North Sea region, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 10% of total throughput. The remaining throughput consists of other feed and blendstocks, typically straight run fuel oil. These other throughputs have historically priced at a discount to Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the Coryton refinery have historically averaged approximately USD 1.50 per barrel of throughput.
- The Coryton refinery's production yields differ from the yields in the 5/2/2/1 benchmark refining margin. The Coryton refinery's actual production volumes are lower than those reflected in the 5/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

In addition to its refining revenues, the Coryton refinery generates revenues from tank rental and compulsory reserves. In addition, the Coryton refinery will provide for synergies in our North Sea Refining System. For further detail, please refer to "Discretionary Capital Expenditures and Synergies."

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that the refining industry will perform well in 2007, absent any unexpected changes and subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 6/1/2/2/1 benchmark refining margin for the BRC refinery, 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery and 5/2/2/1 benchmark refining margin for the Coryton refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries (including pending acquisitions) as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than scheduled maintenance shutdowns as described below.

BRC Refinery

We expect the BRC refinery's total throughput during the first quarter of 2007 will be approximately 80,000 bpd. This throughput rate reflects management's decision to carry out extensive catch-up maintenance and enhanced training at the BRC refinery. We expect the refinery's full-year total throughput rate will be approximately 80,000 bpd to 90,000 bpd in 2007. This throughput rate reflects a significant scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut down for up to 45 days.

Cressier Refinery

We expect the Cressier refinery's total throughput rate during the first quarter of 2007 will be approximately 61,000 bpd to 64,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's total throughput rate during the first quarter of 2007 to be approximately 95,000 bpd to 105,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd.

Coryton Refinery

Based on our analysis of the Coryton refinery's current configuration and operations, we expect the Coryton refinery's throughput rate in 2007 will be approximately 200,000 bpd to 210,000 bpd.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strate-

gic petroleum reserves throughout Europe. We estimate that we will generate approximately USD 10 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt and Coryton refineries. We expect other revenues contributed by activities included in the Ingolstadt and Coryton acquisitions, assuming 9 months of Ingolstadt operations and 6 months of Coryton operations, to be approximately USD 10 million for 2007.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 are expected to be about USD 160 million combined for the BRC, Cressier and Teesside refineries, excluding those related to the Ingolstadt and Coryton refineries. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between USD 60 million and USD 65 million in 2007 for nine months of operations following successful completion of the acquisition. Based on our analysis of the Coryton refinery, we estimate that refinery operating expenses will be approximately USD 120 million in 2007 for six months of operations following successful completion of the acquisition. These refinery operating expense estimates include refinery personnel expenses, energy costs, non capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, comprised of non refinery personnel and other administrative expenses, excluding any 2007 incentive compensation, to be approximately USD 55 million in 2007. Our non refinery personnel expenses are subject to increase in 2007 based on the number of our nonrefinery employees and our financial performance. Our incentive compensation expense for 2007 will be based solely on our achievement of earnings per share results.

Depreciation and Amortization

We expect depreciation and impairment expenses to be approximately USD 140 million for 2007. This includes a full-year of depreciation of EPH assets, nine months of depreciation for the Ingolstadt refinery and six months of depreciation for the Coryton refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life between two and five years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

We expect that our net interest for borrowings under the working capital facilities will have a blended rate of the published LIBOR rate plus approximately 1.00%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities. In addition, in connection with financing our potential acquisitions, we expect that interest expense will increase based on future indebtedness.

Income Taxes

We expect our effective income tax rate for 2007 to be approximately 15% or 20% of our net income before income taxes excluding any nonrecurring events. Our effective income tax rate will vary as realized refining margins fluctuate. For example, if realized refining margins are decreased our effective tax rate increases. Our effective income tax rate will also vary in connection with any acquisitions and disposals.

Capital Expenditures

We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions to be USD 146 million for the year ending December 31, 2007. We currently expect to spend USD 425 million, plus the value of net working capital, to complete the acquisition of the Ingolstadt refinery in April 2007. Additionally, we expect to spend USD 1,400 million, plus the value of net working capital, to complete the acquisition of the Coryton refinery in the first half of 2007. The following table summarizes our budgeted capital expenditures, excluding future acquisitions for the year ending December 31, 2007, by major category:

Planned Capital Expenditures

(in millions of USD)	December 31, 2007[1]
Permit-related	28.0
Sustaining	50.0
Turnaround	22.0
Projects[2]	46.0
Total capital expenditures	146.0

[1]Excludes budgeted capital expenditures for the Ingolstadt and Coryton refineries, which are estimated to be approximately USD 70 million combined for six and nine months of operations, respectively.

[2]Project related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher value light products at our refineries as well as IT projects. Please refer to "Discretionary Capital Expenditures" below.

Discretionary Capital Expenditure Plan and Estimated Synergies

Discretionary Capital Expenditure Plan

Included in our forecasted project related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. In total, these projects are expected cost about USD 200 million with expected returns of approximately USD 100 million annually thereafter. We expect to put our currently planned group of projects into service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the year ending December 31, 2007, including those related to the acquisitions of the Ingolstadt and Coryton refineries, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization (TIP) improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shutdown in 2007 at a total cost of less than USD 1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. Based on our estimates, this project is expected to cost approximately USD 15 million, of which USD 5 million was spent in 2006, and is also planned to be completed during the scheduled turnaround in 2007.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to debottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately USD 60 million through 2009. These projects are expected to increase the Cressier refinery's throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Teesside Refinery

At our Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately USD 20 million to USD 30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage will be installed to accommodate the higher sulfur con-

tent feedstocks. Based on our estimates, this project will cost approximately USD 80 million by the time it is placed in service, during the refinery's scheduled turnaround in 2008.

Antwerp Processing Facility
We are planning to improve the Antwerp processing facility's sulfur recovery ability. By improving sulfur recovery, the desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm ULSD. This will provide additional gasoil hydrotreating capability for midstream feedstocks sourced from other locations in our North Sea System. We expect this project to cost approximately USD 2 million and to be completed in 2007.

Ingolstadt Refinery
Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement upon successful completion of the acquisition. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. As part of the SPA for the Ingolstadt refinery, we have agreed to fund the remaining expenditures for the project, which are currently expected to amount to approximately USD 5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, this project is expected to cost approximately USD 15 million and is expected to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low sulfur heating oil. Following the implementation of the 1,000 ppm heating oil project, the former reactor will be available for increased production of ULSD. The cost of this project is estimated to be approximately USD 9 million and would also be completed in 2007. This project is expected to increase the Ingolstadt refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third party company to produce bio-diesel blending components. This third party would bear the cost of constructing a production plant for bio components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completec in 2008.

After our completion of the Ingolstadt and Coryton acquisitions, our discretionary capital expenditures will be subject to review and further evaluation.

Estimated Synergies

We have identified a number of synergistic processes that are expected to return incremental earnings to our North Sea Refining System under certain assumptions. We plan to send about 7,000 bpd of low sulphur straight run fuel oil produced at our Teesside refinery to be used at the Coryton refinery as a feedstock. This would allow the Coryton refinery to utilize more sour crude oils on about 20% of their total throughput and thus, we plan to send about 14,000 bpd of intermediate feedstocks from Coryton to BRC and the Antwerp processing facility. Additionally, we plan to enhance distillate production at our Antwerp processing facility by shipping about 20,000 bpd of high sulfur gasoil from our BRC and Coryton refineries to the facility. The goal of this interchange of feedstocks and processing is to increase the yield of middle distillation. These synergies are part of our initial review of the North Sea Refining System and are subject to review and further evaluation. After completion of the Coryton refinery acquisition the synergy processes and earnings contribution will be reviewed and subject to further evaluation.

Quantitative and Qualitative Disclosure About Market Risk

General
The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk
Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities

depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum products, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the US dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the US dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in US dollars as well as Euro, Swiss Francs and British Pounds.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in Euros, Swiss Francs and Pounds Sterling and then translated into US dollars for inclusion in our Financial Statements. Thus, a decline in the value of the Euro, Swiss Franc or British Pound against the US dollar will have a negative affect on our revenues as reported in US dollars. Conversely, a decline in the value of the euro, Swiss Francs or British Pounds against the US dollar will have a positive effect on our expenses as reported in US dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated not only in US dollars but also in Euro, Swiss Francs and British Pounds. Accordingly, the relative movements of the exchange rate of the US dollar against any of these non-US dollar currencies can significantly affect our results of operations.

In connection with our acquisitions of the Ingolstadt and Coryton refineries, we expect to incur some indebtedness which has potential to be denominated in different currencies. As a result, a decrease in the value of any non-US dollar currency against the US dollar will result in a decrease in the US dollar value of the relevant non-US dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the US dollar will result in an increase in the US dollar value of such indebtedness.

Interest Rate Risk

As of December 31, 2006, we did not have any borrowings. As we borrow in the future on our working capital facilities, we will be subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of December 31, 2006, we had no interest rate swaps.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees, letters of credit, or similar credit mitigation instruments.

Risks Relating to Our Business and Our Industry

The Company is subject to various risks relating to changing economic, political, legal, social, competitive, industry, business and financial conditions. The main risks to the Company's objectives are described below:

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- political developments and instability in petroleum producing regions such as the Middle East, Russia, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis, or at all, under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and
- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil ex-

ploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

Our Teesside refinery is dependent on the adjacent SABIC petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and effluent treatment in SABIC wastewater treatment plant; the provision of crude storage capacity; and for the use of SABIC jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by SABIC with 12-months' notice. If SABIC were to terminate these agreements, or if SABIC were to become insolvent, our Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

Our Cressier refinery receives all of its crude oil feedstock from Fos-sur-Mer through the SPSE, SFPLJ and OJNSA spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively. If we are unable to transport crude oil to our Cressier refinery through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with SABIC or the SPSE pipeline company are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our planned acquisition of the Ingolstadt refinery will further increase our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies solely on the TAL pipeline system for the delivery of its crude. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system. If we are unable to transport crude oil to the Ingolstadt refinery through these arrangements, we will need to utilize transportation alternatives. The cost of these alternatives would likely be significantly higher than pipeline transportation costs over the TAL pipeline system and could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous EU, national, regional and local environmental laws and regulations, including legislation that implements international conventions or

protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own and operate, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on cost.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of renewing the permit for our Teesside refinery and the permits for the operation of our Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for our BRC refinery.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at our existing three refineries and our Antwerp processing facility relating to known contamination, and we may need to make additional expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. Similarly, we will need to make expenditures, which could be significant to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of USD 20.9 million as of December 31, 2006. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

We are subject to regulations of the European Union in regards to carbon dioxide emission. We did not purchase carbon dioxide credits in the market during 2006,

nor were we levied any fines or experience any operational disruption due to carbon dioxide emissions.

In addition to liability for remediation costs and regulatory non-compliance, we may be liable under common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum product spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the proposed new system in the EU for registration, evaluation and authorization of chemicals (known as REACH) is expected to be among the most significant environmental issues affecting our operations in the future. Although the final form of the new system has not yet been determined, we are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as a downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the EU or other relevant jurisdictions or that we will have sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of EU, national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities which could increase the costs of operating our business.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires have forced the BRC refinery, which we acquired in May 2006, to shut down selected units several times, most recently, in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland, the United Kingdom and Germany, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Africa and North America. Additionally, we purchase the crude oil that we refine predominant-

ly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- our profitability will be affected by fluctuations in currency exchange rates; and
- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

As our group operates in multiple jurisdictions, we may be subjected to changes in tax law and/or practice, which potentially represent a risk to our tax planning for the Company.

Critical Accounting Judgments and Estimates

The preparation of our Financial Statements in conformity with International Financial Reporting Standards ("IFRS") requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require more subjective judgment by our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our Financial Statements.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined products to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to International Accounting Standards ("IAS") 39 *Financial Instruments: Recognition and Measurement*. This is due to management's determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Environmental Costs

We provide for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Such provisions are adjusted as further information develops or circumstances change. Costs of future expenditures are not discounted to their present value, as the timing of cash payments can not be reliably determined.

Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining First-in, First-out ("FIFO") Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contracts and freight costs, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write down of crude oil or refined petroleum products to its net realizable value is made. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

Impairment of Assets

In accordance with IAS 36 *Impairment of Assets*, at each balance sheet date, the Company performs an assessment to determine whether there are any indications of impairment. If indications of impairment exist, an impairment test is performed to assess the recoverable amount of the assets. Based on management's assessment, there were no indications of impairment at year end.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to our Cressier refinery; in the course of evaluating that contract under IFRIC 4 *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

Corporate Governance

55	Introduction and Principles
55	Group Structure and Shareholders
55	Capital Structure
58	Board of Directors
63	Senior Management
65	Compensation, Shareholdings and Loans
67	Shareholders' Participation
68	Changes of Control and Defense Measures
69	Auditors
69	Information Policy



Introduction and Principles

Petroplus is fully committed to meeting high standards of corporate governance. We comply with the standards established in the "Swiss Code of Best Practice for Corporate Governance" and the "SWX Swiss Exchange Directive on Information Relating to Corporate Governance", both effective since July 1, 2002.

Group Structure and Shareholders

Group Structure

Petroplus Holdings AG ("Petroplus", "us", "our", "we" or the "Company") is a holding company organized under Swiss Law with its legal domicile in Zug. Upon completion of the disposal of non-core assets that took place in 2005 and 2006, the Company has concentrated its business activities solely on refining crude oil and on the marketing of those refined products. See Note 4 of the Consolidated Financial Statements for detailed segment information.

All major group companies are set out in the list of subsidiaries in Note 32 of the Consolidated Financial Statements. None of the subsidiaries of Petroplus are listed on the SWX Swiss Exchange or any other stock exchange worldwide.

Petroplus registered shares (Symbol: PPHN) are traded in the main market of the SWX Swiss Exchange (ISIN: CH0027752242). The market capitalization at year-end was CHF 4,517 million or approximately USD 3,702 million.

Neither, Petroplus Holdings AG nor any of its subsidiaries, held treasury shares at December 31, 2006.

Significant Shareholders

According to the information received by the Company, the following shareholders reported shareholdings above 5% of share capital and voting rights:

Significant shareholders	Percentage owned
RIVR Holding B.V., The Netherlands [1]	21.00%
FMR Corp., United States of America [2]	6.17%

[1] RIVR Holding B.V., a registered company in The Netherlands is the former majority shareholder of Petroplus. Prior to the Initial Public Offering on November 30, 2006 RIVR Holding B.V. held 94.50% of the Company's shares. In the Initial Public Offering (including the shares sold upon exercise of the over-allotment option) it sold 25,300,000 Company's shares resulting in an ownership of 21.0% (12,818,150 of the Company's shares).

[2] FMR Corp, a company located in Boston, USA, is the parent company of Fidelity Management & Research Company, an investment manager for US mutual funds, and Fidelity Management Trust Company, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. The shareholding was reported to us on December 12, 2006.

RIVR Holding B.V. informed the Company on February 12, 2007 that it has sold all of its shares in the Company (21% of voting rights as of December 31, 2006).

To the best of the Company's knowledge, no other shareholder holds 5% or more of Petroplus Holdings AG shares as at December 31, 2006. Additionally, Petroplus is not aware of any shareholder agreements.

Cross-Shareholdings

There are no cross-shareholdings of Petroplus with another company or group of companies outside of the Petroplus group.

Capital Structure

Capital

The Company's share capital at December 31, 2006 was CHF 560,315,988 and is divided into 61,036,600 registered shares with a par value of CHF 9.18 each. The share capital is fully paid.

Authorized and Conditional Capital

Authorized Capital

The Board of Directors ("BoD") is, according to article 5 of the Articles of Association, authorized to increase the share capital, at any time between November 29, 2006 and November 29, 2008, by a maximum amount of CHF 185,144,994 by issuing a maximum of 20,168,300 registered shares with a nominal value of CHF 9.18 each. On December 5, 2006, the BoD issued 2,700,000 with a total nominal value of CHF 24,786,000. The BoD is entitled to issue these shares by means of a firm underwriting or in partial amounts. The maximum amount of the authorized capital will be reduced by the amount used in a capital increase out of conditional capital, according to article 6a of the Articles of Association, in connection with bonds or similar debt instruments as described below.

The BoD is authorized to determine the issue date, the issue price, the manner in which the new shares have to be paid, the date from which they carry the right to dividends and the allocation of unexercised preemptive rights. Shares that are subject to preemptive rights are to be sold at market conditions to the extent rights are not exercised.

The BoD is authorized to exclude or restrict the preemptive rights of the shareholders provided that the new shares are to be used either for the takeover of enterprises by way of exchange of shares or for granting an over-allotment option (greenshoe) of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price.

Conditional Capital
As of December 31, 2006, Petroplus Holdings AG's conditional share capital amounted to CHF 205,405,254, divided into 22,375,300 fully paid registered shares with a nominal value of CHF 9.18 each pursuant to which 4,907,000 of registered shares will be available for issuing under the exclusion of shareholders' pre-emptive rights to directors, employees and consultants of Petroplus Holdings AG and its subsidiaries exercising option rights granted to them under employee participation plans or shareholders exercising the 2,420,134 options granted to them (see article 6 of the Articles of Association and section 2.6 – Convertible bonds, warrants and options below) and up to 17,468,300 registered shares will be available for issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG (see article 6a of the Articles of the Association). These 17,468,300 registered shares will be reduced by the amount used in a capital increase out of authorized capital according to article 5 of the Articles of Association as described above.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the BoD is authorized to restrict or exclude the rights of advanced subscription of existing shareholders and allocate such rights to third parties to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or to issue warrants or convertible bonds on national or international capital markets.

Changes of Capital
The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 until December 31, 2006 are described as follows:

Petroplus Holdings AG (formerly Argus Atlantic Energy Ltd. or "Argus") was incorporated in Bermuda on February 20, 2006 with an authorized share capital of USD 48,000 comprising 4,800,000 common shares of par value USD 0.01 per share. On February 22, 2006, the authorized share capital was increased from USD 48,000 to USD 2,000,000, of which USD 48,000 comprised 4,800,000 common shares of par value USD 0.01 per share that were issued on that day.

On July 28, 2006 the share capital of Argus was consolidated on the basis of one share at USD 7.50 par value for every 750 shares of USD 0.01 par value leaving the issued share capital unchanged at USD 48,000, resulting in 6,400 issued common shares of par value USD 7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value USD 7.50 were issued out of the authorized share capital, resulting in a total issued share capital of USD 1,080,000, consisting of 144,000 common shares of par value USD 7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from USD 2,000,000 to USD 750,000,000, out of which USD 15,558,375 comprised 2,074,450 common shares at par value USD 7.50 per share which were issued on the same day, leading to a total issued share capital of USD 16,638,375, consisting of 2,218,450 common shares at par value USD 7.50 each.

On August 21, 2006, Argus's issued share capital was increased from USD 16,638,375 to USD 302,524,500 by issuing 38,118,150 common shares of par value USD 7.50 out of Argus's authorized share capital. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V. Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to USD 302,524,500, consisting of 40,336,600 common shares.

When registered in Switzerland, the existing share capital was converted from US dollars into Swiss Francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid registered shares with a nominal value of CHF 9.18 each.

Pursuant to a shareholders' resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their preemptive rights and the share capital increase was registered in the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006.

On December 5, 2006, the over-allotment option granted in connection with the Initial Public Offering ("IPO") was fully exercised and resulted in an additional issuance of 2,700,000 registered shares with a nominal value of CHF 9.18 each out of the authorized capital. Accordingly, the share capital was increased by CHF 24,786,000 from CHF 535,529,988 to CHF 560,315,988 resulting in 61,036,600 registered shares with a nominal value of CHF 9.18 each.

Shares, Participation and Profit Sharing Certificates

Registered Shares

As of December 31, 2006, Petroplus Holdings AG has 61,036,600 fully paid registered shares in issue, each with a nominal amount of CHF 9.18.

Each registered share is entitled to one vote at the general meeting of shareholders. Voting rights may only be exercised after the shareholder has been registered in the share register. All shares participate equally in and are entitled to full dividends declared by the Company.

Participation and Profit Sharing Certificates

Petroplus Holdings AG did not have any participation certificates or profit sharing certificates outstanding at December 31, 2006 or at any time within the period presented in the annual report.

Limitations on Transferability and Nominee Registrations

There are no restrictions for Swiss or foreign investors with regard to registration in the share register, insofar as they declare to have acquired shares for their own account. See also section regarding voting rights and representation restrictions.

According to the Articles of Association shareholders are not entitled to request the printing and delivery of certificates for registered shares. However, the shareholder may at any time request a confirmation of the number of his or her registered shares, which is to be issued by Petroplus Holdings AG.

Convertible Bonds, Warrants and Options

No convertible bonds have been issued by Petroplus Holdings AG or any entity under its control. Petroplus has granted a total of 2,742,634 options. The options have been granted through two option plans. Under the Equity Incentive Plan 2,420,134 options were granted to investors (some of which are Directors or Senior Management) in connection with purchases of its shares and are not dependent upon employment or service. Each of the options granted in an investment capacity provide the holder the right to purchase one share at a price of USD 15.80, become fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the BoD), have a duration of ten years and are subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. Out of the total of 2,420,134 options, 1,109,225 vested upon the IPO of the Company on November 30, 2006, another 1,109,225 options will vest on July 31, 2008 and the remaining 201,684 options will vest on June 1, 2009. The remaining 322,500 options outstanding were granted on November 29, 2006, under the Equity Participation Plan. The options provide the holder with the right to purchase one share at the Offer Price of CHF 63.00. The options have a life of ten years and will vest in equal amounts on November 29, 2007, 2008 and 2009. All options currently granted under the Equity Participation Plan are held by employees and non-executive members of the board. As of December 31, 2006, no options were granted to senior management under this Equity Participation Plan. See section "Compensation, shareholdings and loans" and Notes 22 and 24 in the Consolidated Financial Statements for further information regarding these plans.

Board of Directors

Members of the Board of Directors

The Petroplus Holdings AG's Articles of Association stipulate that the BoD consists of a minimum of three members. At December 31, 2006, the BoD has 10 members and is composed as follows:

Name	Nationality	Position	Date of first appointment	Term expires [1]
Thomas D. O'Malley	American	Chairman and CEO	February 2006 [2]	2009
Patrick Monteiro de Barros	Portuguese	Vice Chairman, non-executive	November 2006 [3]	2009
Peter Backhouse	British	Non-executive member	November 2006	2007 [4]
Markus Dennler	Swiss	Chairperson, non-executive	November 2006	2009
Walter Grüebler	Swiss	Non-executive member	November 2006	2008
N. John Lancaster	American	Non-executive member	August 2006	2007 [4]
Maria Livanos Cattaui	Swiss	Non-executive member	November 2006	2008
Eija Malmivirta	Finn	Chairperson, non-executive	November 2006	2009
Patrick Power	Irish	Non-executive member	November 2006	2008
Baran Tekkora	Turk	Non-executive member	November 2006	2007 [4]

[1] The duration of the term expressed in years was determined at the extraordinary shareholders' meeting held on November 29, 2006. The term will expire on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.
[2] Includes Thomas D. O'Malley's term as chairman of Argus.
[3] Patrick Monteiro de Barros was a founder of and a member of the BoD of Argus from February 2006 to August 2006.
[4] These BoD members resigned their positions as of February 12, 2007, upon the sale of RIVR Holdings shares in the Company. The Company will nominate new members to be elected at the Annual Shareholders meeting.

Education, Professional Background, Other Activities and Functions

With the exception of Mr. O'Malley, our Chief Executive Officer ("CEO"), and Mr. De Barros, who was founder and Director of Argus before its migration to Switzerland, none of the other members of the BoD has or have had any management responsibility within the Petroplus Group. With the exception of their ownership interest, none of the other members of the BoD has or have had any significant business connection with Petroplus or its affiliated companies.

Thomas D. O'Malley (Chairman and CEO)
Education – Bachelor of Science in Economics from Manhattan College, USA

Professional background – Thomas D. O'Malley has served as our CEO since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the Board of Directors of Premcor Inc. from February 2002 to September 2005, a Senior Executive Employee of Premcor Inc. from January 2005 to September 2005, Chief Executive Officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as Vice Chairman of the Board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as Chairman and Chief Executive Officer of Tosco from January 1990 to September 2001 and President of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Activities in governing and supervisory bodies – None

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Patrick Monteiro de Barros (Vice Chairman and Chairperson of the Compensation Committee, non-executive)
Education – BA from the University of Paris and Ecole Supérieur de Commerce de Paris, France

Professional background – Patrick Monteiro de Barros has served as Chairman and Chief Executive Officer of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. He was president and Chief Executive Officer of Sigmoil Resources from 1987 to 1988 and Senior Vice President of Philipp Brothers from 1975 to 1987.

Activities in governing and supervisory bodies – Patrick Monteiro de Barros serves as a Chairman of the Monteiro de Barros Foundation, Lisbon, Portugal, Chairman of Protea Holdings, NY, USA and is a Non-executive Member of the Board of the Espirito Santo Group.

Permanent management and consultancy functions for Swiss and foreign interest groups – Chairman of Argus Resources (UK) Ltd. UK

Peter Backhouse (Non-executive Member)
Education – Diplomas in Marketing and Agriculture

Professional background – Peter Backhouse has served as a director of BG Group PLC, the international gas exploration, production and marketing company, and as a Member of the Advisory Board of Carlyle/Riverstone Global Energy and Power Funds since 2000. He also acts as an energy industry adviser. During his 25-year career with the British Petroleum Company (BP), Mr. Backhouse held a series of senior positions in exploration and production, refining, marketing and finance, most recently as Executive Vice President of global refining and marketing.

Activities in governing and supervisory bodies – None

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Markus Dennler, Dr. (Non-executive Member and Chairperson of the Audit Committee)
Education – Juris Doctor University of Zurich, doctorate degree and member of the Bar of Zurich. Further he attended the International Bankers School in New York and the Harvard Business School (AMP), USA.

Professional background – Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a Member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational life and pensions business. Prior to that, he was a Member of the Corporate Executive Board of Winterthur Insurance, at that time a subsidiary of Credit Suisse Group.

Activities in governing and supervisory bodies – Markus Dennler currently serves as Chairman of Converium Holding, Vice Chairman of Implenia AG and as a Member of the Board of Allianz Suisse and Swissquote Group.

Permanent management and consultancy functions for Swiss and foreign interest groups – Council member of the British Swiss Chamber of Commerce

Walter Grüebler, Dr. (Non-executive Member)
Education – Dr. oec. HSG and Master of Business Administration (lic. oec. HSG) from the University of St. Gallen, Switzerland.

Professional background – Walter Grüebler served as Chief Executive Officer of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a Member of Group Management of Airex AG and from 1974 to 1990 as Chief Executive Officer and Vice Chairman of the Board of Directors of Airex AG.

Activities in governing and supervisory bodies – Walter Grüebler serves as Chairman of the Board of Directors of Sika AG, Chairman of Adval Tech AG, Member of the Board of Directors of Alu Menziken and National Versicherungen as well as Quadrant AG. Further Walter Grüebler is a Member of the Board of Swiss Society of Chemical Industries, Zürich, Switzerland.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

N. John Lancaster (Non-executive Member)
Education – Bachelor of Business Administration from the University of Texas, USA and Master of Business Administration from Harvard Business School, USA.

Professional background – N. John Lancaster has served as Managing Director of Riverstone Holdings LLC ("Riverstone") since 2000. Prior to joining River-

stone, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services. Prior to joining Beacon, Mr. Lancaster was a Vice President with Credit Suisse First Boston's natural resources group.

Activities in governing and supervisory bodies – N. John Lancaster is a Member of the Board of Frontier Holdings (Cayman) Ltd., Frontier Drilling ASA, Stallion Oilfield Services, Magellan Midstream Partners (NYSE-listed public company), Red Technology Alliance and 4Gas International.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Maria Livanos Cattaui (Non-executive Member)
Education – BA with Honors from Harvard University, USA

Professional background – Maria Livanos Cattaui was Secretary-General of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Mrs. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become Managing Director, responsible for the forum's annual meeting in Davos.

Activities in governing and supervisory bodies – Mrs. Maria Livanos Cattaui serves on various non-profit boards around the world: Vice Chairman of the International Crisis Group (Brussels), Member of the Board and advisory board of ICT for Peace Foundation (Geneva), EastWest Institute (New York), the World Life Sciences (Geneva), the Institute of International Education (New York), the National Bureau of Asian Research (NBR), the International Youth Foundation (Baltimore), the Schulich School of Business (York University, Toronto) and the Elliott School of International Affairs (George Washington University, Washington D.C.).

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Eija Malmivirta (Non-executive Member and Chairperson of the Nominating and Corporate Governance Committee)
Education – Master of Sciences from Helsinki University of Technology in Finland

Professional background – Ms. Malmivirta served as Chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oil Oyj, most recently as Executive Vice President, Head of Neste Oil Trading and Supply.

Activities in governing and supervisory bodies – Eija Malmivirta presently serves as Vice Chairman of the Board of Directors of Kemira Oyj, Helsinki, Finland and as a Member of the Board of Directors of National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki, Miinan Hoitolat Oy, Helsinki, and Kansallisteatteri Oy, Helsinki.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Patrick Power (Non-executive Member)
Education – Bachelor of Sciences in Experimental Physics from University College Dublin, Ireland, Master of Sciences in Geophysics from Imperial College London, UK, MBA from the University College Cork, Ireland. Patrick Power is also a chartered Engineer and a fellow of the Institution of Engineers of Ireland.

Professional background – Patrick Power has served as founder and Managing Director of Shannon LNG Limited since 2003. Prior to that, he served as director and Chief Executive Officer of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Patrick Power held various positions with Marathon Oil Company, including President of Marathon International Petroleum – Worldwide Business Development.

Activities in governing and supervisory bodies – Patrick Power serves as a Managing Director and Member of the Board of Directors of Shannon LNG Ltd., Ireland and Member of the Board of the Multiple Sclerosis Society of Ireland.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Baran Tekkora (Non-executive Member)
Education – Bachelor of Arts in Economics and Mathematics from Hamilton College, USA

Professional background – Baran Tekkora has served as a principal of Riverstone Holdings LLC since 2005. Prior to joining Riverstone, Mr. Tekkora was a Vice President at Goldman, Sachs & Co. in the natural resources group from 1996 to 2005.

Activities in governing and supervisory bodies – None

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Cross-Involvement

As mentioned above under paragraph 3.2 there is the following cross-involvement with the BoD of other listed companies:

- Converium Holding AG (Markus Dennler – Chairman of the Board)
- Implenia AG (Markus Dennler – Vice Chairman)
- Sika AG (Walter Grüebler – Chairman of the Board)

Elections and Terms of Office

The Members of the BoD are generally elected for the period of a maximum of three years at the General Meeting of Shareholders. A year is defined as the period between two ordinary shareholders' meetings. The individual terms of office of the members are coordinated in such a way that every year approximately one third of the members are subject to reelection or election. In 2006 the members were elected as a whole and not individually.

The BoD appoints its Chairman and Vice Chairman itself.

Internal Organizational Structure

The BoD is the supreme management body of Petroplus and consists of the Chairman who is also the CEO, the Vice-Chairman and the other members. In accordance with the Organizational Regulations of Petroplus Holdings AG ("ROO"), our BoD has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the BoD on the matters specified below, often with the assistance of the Senior Management and others involved in the management of Petroplus Holdings AG. The chairperson of each of the subcommittees will inform the BoD of all significant issues discussed at the subcommittee meetings and provide recommendations for decisions required to be made by the BoD. Members of the committees are non-executive members of the BoD and independent. For purposes of committee membership, independent means a non-executive member of the BoD who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the BoD, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

There have been seven BoD meetings held during the year, the meetings lasted approximately three hours or the time necessary required to fulfill its purpose.

The BoD and the committees will invite members of executive management and external consultants to deal with specific issues as deemed necessary.

Audit Committee

Members: Markus Dennler (Chairperson), Walter Grüebler and Baran Tekkora.

The Audit Committee supports the BoD as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, supervising the independence and objectivity of the internal audit function, reviewing and assessing the independence of external auditors, financial reporting as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to the Petroplus Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the BoD as determined by the BoD. Each member of the Audit Committee must be a non-executive and independent director. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meetings in 2006.

Nominating and Corporate Governance Committee

Members: Eija Malmivirta (Chairperson), Peter Backhouse and Maria Livanos Cattaui.

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the BoD, suggests nominees for election to the BoD and makes recommendations to the BoD concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the BoD as determined by the BoD. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meeting in 2006.

Compensation Committee
Members: Patrick Monteiro de Barros (Chairperson), Patrick Power and N. John Lancaster.

The Compensation Committee supports the BoD to assure that the executive officers and the members of the BoD are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the BoD as determined by the BoD. The majority of them shall be non-executive and independent directors. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meetings in 2006.

Definition of Areas of Responsibility

While the Board of Directors has delegated the executive management of Petroplus to the CEO and the other members of the Senior Management, the following responsibilities remain with the Board:

- election of the Chairman, the Vice Chairman, the Chairperson and members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee;
- definition of the ultimate direction and the handing out of necessary instructions;
- definition and modification of the strategy of the Company as well as the passing of resolutions about the taking up or suspension of business activities;
- establishment of the organization;
- appointment and dismissal of members of the Senior Management and of other signatories of the Company;
- approval of the annual budget and of deviations from it;
- approval of the financial planning and establishment of principles of accounting and financial control;
- determination of the fiscal year of the Company;
- supervision and control of the members of the Senior Management, especially with respect to compliance with laws, the Articles, internal directives and instructions;
- preparation of the annual report and general meetings, as well as the execution of its decisions;
- notification of the judge in case of over-indebtedness or bankruptcy based on Article 725 of the Swiss Code of Obligation ("CO");
- decisions about contributions on shares not fully paid and in connection with the increase of share capital out of the authorized capital including decisions to delete outdated provision;
- approval of mass redundancies as set out in Article 335d of the CO or similar foreign prescriptions; and
- purchases and sales of real estate, subsidiaries or businesses if the costs exceed CHF 100 million, borrowings of more than CHF 100 million, petroleum contracts that exceed one and a half million barrels per month and extend more than one year or other contracts of more than CHF 500 million a year and all transactions between the Company and the CEO or the other members of the management or persons closely related to those.

Information and Control Instruments vis-à-vis the Senior Management

Petroplus's reporting system uses professional reporting and consolidation software. Income Statements and full balance sheets are reported and consolidated on a monthly basis, including other information pertinent to an up-to-date controlling system, such as sales and margin details. Specific treasury information is reported on a weekly and monthly basis, and for the management and reporting of the commodity price risk exposures and results, there is a sophisticated daily position and results reporting system. While a budget is established and approved in the last quarter of the prior year, updated year-end projections are reported several times a year. Refinery and other business unit managers report trends and de-

velopments in the business, throughputs, margin analysis and other relevant information on a monthly basis.

Certain members of Senior Management are regularly involved in the meetings of the BoD and the Audit Committee. The CFO presents the financial information of the Company to the Audit Committee on a quarterly and annual basis.

An Internal Audit function was established in the last quarter of 2006. The Internal Audit function assists the BoD in the discharge of their oversight responsibilities by providing independent and objective assessments of the effectiveness of the Company's risk management, internal control and governance processes. Internal Audit activities are based on an annual audit plan developed using an appropriate risk-based methodology that covers all operations of the Company. This audit plan will be approved by the Board of Directors after review by the Audit Committee. The results of internal audits are communicated directly to the Chief Financial Officer, the Audit Committee, and the Chairman of the Board as well as to the External Auditors through formal Internal Audit reports. Regular follow-up will be performed to ensure that risk mitigation and control improvement measures are implemented on a timely basis.

The Director of Internal Audit reports directly to the Audit Committee to ensure independence from management.

Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors.

Senior Management

Members of the Senior Management

The five members of the senior management ("Senior Management", and each such member, a "Senior Manager") are as follows:

Name	Nationality	Position
Thomas D. O'Malley	American	Chief Executive Officer and Chairman
Michael D. Gayda	American	Executive Vice President and General Counsel
Bruce A. Jones	American	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	American	Executive Vice President and Chief Commerical Officer
Karyn F. Ovelmen	American	Executive Vice President and Chief Financial Officer

Education, Professional Background, Other Activities and Functions

None of the members of the Senior Management is a member of governing and supervisory bodies of Swiss or foreign organizations outside of the Petroplus group. None of the members hold permanent management or consultancy functions for Swiss or foreign interest groups, and none of the members have official functions or hold political posts.

Thomas D. O'Malley (Chief Executive Officer and Chairman)
See section "Board of Directors" above.

Michael D. Gayda (Executive Vice President and General Counsel)
Education – Bachelor of Sciences in Economics from the Wharton School, University of Pennsylvania, USA and Juris Doctor from Boston University, School of Law, USA

Professional background – Michael Gayda has served as our Executive Vice President, General Counsel and Secretary since the incorporation of Argus in February 2006. He served as Executive Vice President, General Counsel and Secretary at Premcor Inc. from January 2005 until September 2005 and Senior Vice President, General Counsel and Secretary from October 2002 to December 2004. Prior to this position, he served as General Counsel-Refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as Vice President and Associate General Counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001.

Tasks previously carried out for Petroplus – None

Bruce A. Jones (Executive Vice President and Chief Operating Officer)
Education – Bachelor of Science from Juniata College, USA and Masters of Sciences from Rutgers University, USA

Professional background – Bruce Jones has served as our Chief Operating Officer since May 2006. He served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Tasks previously carried out for Petroplus -- None

Chester J. Kuchta (Executive Vice President and Chief Commercial Officer)
Education – Bachelor of Sciences in Chemical Engineering from Brown University, USA

Professional background – Chester Kuchta has served as our Chief Commercial Officer since June 2006. He served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005. Prior to joining Premcor, Mr. Kuchta served as the Crude Oil Supply Manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Tasks previously carried out for Petroplus -- None

Karyn F. Ovelmen (Executive Vice President and Chief Financial Officer)
Education – Bachelor of Arts from the University of Connecticut, USA and Certified Public Accountant ("CPA") in the US

Professional background – Karyn Ovelmen has served as Executive Vice President and Chief Financial Officer since the incorporation of Argus in February 2006. She served as Executive Vice President and Chief Financial Officer of Argus Resources Inc. in 2006 Prior to joining Argus, Ms. Ovelmen served as Vice President of External Reporting and Investor Relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years

with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

Tasks previously carried out for Petroplus – None

Management contracts

Petroplus does not have management contracts with third parties.

Compensation, Shareholdings and Loans

Content and Method of Determining the Compensation and the Share-Ownership Programs

Non-Executive Members of the Board

For the Board of Directors, the following forms of compensation apply:

- Board of Directors fees - Each non-executive member of the BoD will be paid an annual compensation of CHF 100,000 for services provided. In addition, the chairperson of the Audit Committee will receive additional annual compensation of CHF 100,000, and the committee chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee will each receive additional annual compensation of CHF 20,000.
- Other cash compensation - Each non-executive member of the BoD will receive compensation of CHF 2,500 for each board or committee meeting attended.
- Equity Participation Plan – The non-executive members of the BoD are eligible to participate in our Equity Participation Plan. The options granted were approved by the BoD.

Senior Management (Including Executive Members of the Board)

The Company has entered into employment agreements with our Senior Management. The agreements are effective May 1, 2006, have an initial term of three years and are subject to an automatic one-year extension thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreement. The agreements provide for annual base salaries (with increases, if any, to be determined by our BoD) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley and CHF 500,000 for Michael D. Gayda, Chester J. Kuchta, Bruce A. Jones and Karyn F. Ovelmen each. The employment agreements provide that the members of the Senior Management are eligible to earn an annual bonus for 2006, as determined by the BoD, based on the growth and the achievement of the goals set for this year. For 2007 and thereafter the bonus payment is dependent on certain predetermined earnings-per-share levels being met. If these levels are exceeded, additional bonus opportunities can be realized. In addition, the members of the Senior Management are eligible to participate in our Equity Participation Plan.

The Compensation Committee of the Board of Directors has established a policy for the Company that compensation should ensure that the management and employees are rewarded appropriately for their contributions to the Group's growth and profitability, that the executive compensation strategy supports organizational objectives and shareholder interests and that the remuneration is demonstrably contingent upon sustainable company success and the individual contribution by the person in question. In determining the long-term incentive component the BoD considers, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards for executive officers at comparable companies and the awards given to the respective persons in past years.

Each of the Senior Management employment agreements, which includes their incentive compensation and their eligibility for long term equity compensation, has been approved by the BoD. The BoD has approved the Equity Participation Plan, which establishes a plan for the Board to grant stock options and other equity awards. The BoD approves individual awards to Directors, Senior Management and employees.

Compensation for Acting Members of Governing Bodies

Compensation 2006 for Non-Executive Directors of the Board

(in thousands of CHF)	BoD fees[1]	Total compensation
Patrick Monteiro de Barros	10	10
Peter Backhouse	8	8
Markus Dennler	17	17
Walter Grüebler	8	8
N. John Lancaster	8	8
Maria Livanos Cattaui	8	8
Eija Malmivirta	10	10
Patrick Power	8	8
Baran Tekkora	8	8
Total	**85**	**85**

[1] The Non-Executive Members of the BoD earned one month of the annual fees for the period beginning November 29, 2006.

The highest compensation earned by a Member of the BoD, including the fair value of the 2,500 options granted, was CHF 87,000 for the year ending December 31, 2006. The highest compensation earned by an Executive Member of the BoD was CHF 1,173,000.

Compensation 2006 for Executive Directors and the Senior Management

in thousands of CHF	Salary	Bonuses[2]	Various payments[1]	Total compensation
Thomas D. O'Malley	413	760	–	1,173
Michael D. Gayda	393	620	5	1,018
Bruce A. Jones	393	620	5	1,018
Chester J. Kuchta	292	620	4	916
Karyn F. Ovelmen	393	620	4	1,017
Total	**1,884**	**3,240**	**18**	**5,142**

[1] Includes the Employer Pension Contribution for all Members of the Senior Management that have not reached the age of 65.
[2] Paid in 2007

The highest compensation earned, relating to the year ending December 31, 2006, by a Member of the Senior Management is CHF 1,173,000.

Compensations for former Members of Governing Bodies

In 2006, CHF 9.0 million in total compensation was earned by the former four executive directors of RIVR Acquisition B.V. that resigned in 2006. The highest compensation paid to a single individual was CHF 4.3 million. Total compensation paid to the seven non-executive members of the supervisory board of RIVR Acquisition B.V. in 2006 was CHF 134 thousand, in total of which the highest single compensation amounted to CHF 31 thousand.

Share Allotment in the Year Under Review

No shares were allotted to the members of BoD or the Senior Management in 2006.

Share Ownership

Shares Owned by Senior Management

The total number of Petroplus shares owned by the five executives who belonged to Senior Management as of December 31, 2006, including persons closely linked to them was 2,176,856. "Persons closely linked to them" are close family members, any legal entities that they own or otherwise control and any legal or natural person who is acting as their fiduciary. No member of the Senior Management owned 5% or more of the outstanding shares.

Shares owned by the Non-Executive Members of the Board

The total number of Petroplus shares owned by the nine Non-Executive Members of the Board as of December 31, 2006, including persons closely linked to them, was 264,150.

Options

Options Owned by Senior Management

The total number of options owned by the five Executives who belonged to Senior Management as of December 31, 2006, including persons closely linked to them, was 2,326,586.

Grant date	Options held (number)	Exercise price (USD)	Life term (years)	Ratio
2006[1]	2,326,586	15.80	10	1:1

[1] Options purchased by executives in their capacities as investors. See section – Convertible bonds, warrants and options for further details about this plan.

Options Owned by the Non-Executive Members of the Board

The total number of Share options owned by the nine Non-Executive Members of the Board as of December 31, 2006, including persons closely linked to them was 103,140.

Grant date	Options held (number)	Exercise price (CHF)	Life term (years)	Ratio
2006[1]	22,500	63.00	10	1:1
		(USD)		
2006[2]	80,640	15.80	10	1:1

[1] Options granted in the course of the IPO on November 29, 2006. See section - Convertible bonds, warrants and options for further details about this plan.

[2] Options purchased by non-executive directors in their capacities as investors. See section - Convertible bonds, warrants and options for further details about this plan.

Additional Fees and Remunerations and Loans to Members of the Governing Bodies

No additional fees or remuneration was paid to governing bodies of the Company.

No loans were granted by the Company to Senior Management or to members of the BoD or were outstanding as of December 31, 2006.

Shareholders' Participation

Voting-Rights and Representation Restrictions

Each share carries one vote. All shares have equal rights. Voting rights and certain other non-economic rights attached to the shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or beneficiary with voting rights.

Persons who have acquired registered shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the shares concerned in their own name and for their own account. Persons not expressly declaring themselves to be holding shares for their own account in their application for entry in the register of shares (a "Nominee") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The BoD has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant shares.

If the registration of shareholdings with voting rights was effected based on false information, the BoD may cancel such registration with retroactive effect.

Statutory Quorums

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings. Except as otherwise stipulated by law, the shareholders' meeting passes resolutions and carries out elections by the majority of the votes represented at a meeting. A resolution passed at the shareholders' meeting with a qualified majority of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for:

- changes in a company's purpose;
- the creation of shares with privileged voting rights;
- restrictions on the transferability of registered shares;
- an authorized or conditional increase in the company's share capital;
- an increase in the company's share capital by way of capitalization of reserves, against contributions in

kind, for the acquisition of assets or involving the grant of special benefits;
- the restriction or elimination of pre-emptive rights of shareholders;
- a relocation of domicile; or
- dissolution of the company without liquidation.

The chairman of the shareholders' meeting decides on the voting procedure at each meeting.

Convocation of the General Meeting of Shareholders

The rules regarding the convocation of the General Meeting of the Shareholders do not deviate from the Swiss Company Law.

Agenda

The agenda of the General Meeting of Shareholders is defined by the BoD and will mention the business to be discussed as well as motions of the Board of Directors or of shareholders who have asked for an item to be placed on the agenda. One or more shareholders representing together shares with a par value of CHF 1,000,000 may request an item to be included in the agenda of the shareholders' meetings. The request to include an item must be submitted in writing at least 45 days prior to the shareholders' meeting, stating the item to be included and the motions.

Registrations in the Share Register

The company maintains a share register in which the details of the owners and beneficiaries of the registered shares are recorded. Nominees will be registered up to 5%. For further information see section "Voting-rights and representation restrictions" above.

Changes of Control and Defense Measures

Duty to Make an Offer

A person who acquires equity securities of Petroplus, whether directly, indirectly or acting in concert with third parties, which exceed the threshold of 33⅓% of the Company's voting rights (whether exercisable or not), must make an offer to acquire all shares. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances.

Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out) or which would increase such threshold to 49% of the voting rights (opting-up). The articles of association of Petroplus do not contain such opting-out or opting-up provisions.

Clauses on changes of control

All outstanding options, including those granted to the Members of the BoD and the Senior Management, become fully vested and the non-compete clause in the employment contracts with Senior Management become null and void upon a change of control of Petroplus Holdings AG. There are no other provisions for special compensation due to a change of control for the members of the board or the Senior Management.

Auditors

Duration of the Mandate and Term of Office of the Lead Auditor

In 2006, Ernst & Young AG, Zürich was appointed as Group Auditors of Petroplus. Mr. Eric Ohlund, Partner, is acting as the Auditor-In-Charge for the financial year 2006 for the first time.

Before the reorganization of the Company and the move of the Company's Head Office to Switzerland, the consolidated financials had been audited by Ernst & Young, Rotterdam, Netherlands.

Auditing Fees

Total auditing fees charged by Ernst & Young worldwide for the financial year 2006 amount to USD 2.6 million.

Additional Fees

Additional fees charged by Ernst & Young in respect of non-audit work performed during the financial year 2006 amount to USD 3.3 million.

Supervisory and Control Instruments

The Board of Directors monitors the work and audit results of the External Auditors through the Audit Committee. Since the Audit Committee was constituted in November 2006, no meetings with the External Auditors took place in 2006. The Audit Committee plans to meet at least four times with the External Auditors in 2007. The Audit Committee further reviews the level of the external audit fees.

Information Policy

In addition to the annual report, Petroplus will publish condensed interim financial information quarterly.

Petroplus provides stock-price-sensitive information in accordance with the ad hoc publicity requirements of the Listing Rules of the Swiss Exchange. All information is distributed through third-party electronic and print media resources. Additionally, all interested parties have the possibility to directly receive from Petroplus, via an e-mail distribution list, free and timely notification of publicly released information. All of this information as well as the registration form for the e-mail distribution service, general corporate information and Company publications can be found on the Investors section of the Company website located at www.petroplusholdings.com.

Contact information

Petroplus Holdings AG
Investor Relations
Industriestrasse 24
6394 Zug, Switzerland
Phone: +41 (0)58 580 11 66

Financial Reporting

Consolidated Financial Statements of Petroplus Holdings AG

73	Consolidated Income Statements for the years 2006 and 2005
74	Consolidated Balance Sheets at December 31, 2006 and 2005
75	Consolidated Cash Flow Statements for the years 2006 and 2005
76	Consolidated Statements of Changes in Equity for the years 2006 and 2005
77	Notes to the Consolidated Financial Statements for the years 2006 and 2005
131	Report of the Group Auditors

Statutory Financial Statement of Petroplus Holdings AG

134	Income Statement of Petroplus Holdings AG for the period from February 20, 2006 to December 31, 2006
135	Balance Sheet of Petroplus Holdings AG at December 31, 2006
136	Notes to the Statutory Financial Statement 2006
138	Report of the Statutory Auditors

(This page has been left blank intentionally.)

Consolidated Income Statements for the years 2006 and 2005

(in millions of USD)	Notes	2006[1]	2005[2]
Continuing operations			
Revenue	3, 4	6,923.0	4,188.3
Materials cost	3	(6,376.8)	(3,977.3)
Gross margin		**546.2**	**211.0**
Personnel expenses	5	(115.5)	(56.1)
Refinery operating expenses	5	(139.8)	(66.5)
Depreciation and amortization	12, 13	(74.9)	(39.0)
Other administrative expenses		(36.5)	(13.0)
Operating profit		**179.5**	**36.4**
Financial income	5	42.1	3.3
Financial expenses	5	(127.6)	(54.5)
Foreign currency exchange gain/(loss)		4.9	(3.0)
Share of income from associates	14	0.3	–
Profit/(loss) before income taxes		**99.2**	**(17.8)**
Income taxes	6	(25.1)	(10.3)
Net income/(loss) from continuing operations		**74.1**	**(28.1)**
Discontinued operations			
Gain from discontinued operations, net of tax	7	369.5	26.5
Net income/(loss)		**443.6**	**(1.6)**
Net income/(loss) attributable to:			
Shareholders of the parent		443.4	(2.7)
Minority interest		0.2	1.1
Net income/(loss)		**443.6**	**(1.6)**
Earnings per share (in USD)			
Earnings per share – basic	23	10.90	(0.09)
Earnings per share – diluted	23	10.51	(0.09)
calculated on continuing operations			
Earnings per share – basic	23	1.82	(1.01)
Earnings per share – diluted	23	1.75	(1.01)

1) Petroplus acquired European Petroleum Holdings N.V., Curaçao, and its subsidiaries ("EPH") on May 31, 2006. Therefore, the figures for 2006 include only seven month consolidated results for EPH.

2) In March 2005, RIVR Acquisition B.V. ("RIVR") purchased Petroplus International B.V. ("PPI"). Therefore, the period ended December 31, 2005 includes the operations for PPI only for the nine months ended December 31, 2005.

Consolidated Balance Sheets at December 31, 2006 and 2005

(in millions of USD)	Notes	2006	2005
Current assets			
Cash and short-term deposits	9	91.6	65.9
Trade receivables, net	11	546.9	436.9
Derivative financial instruments	28	239.0	257.1
Other receivables and prepayments	11	193.9	111.4
Inventories	10	741.0	479.9
Current tax assets	6	0.8	0.8
Assets classified as held for sale	8	81.2	580.8
Total current assets		**1,894.4**	**1,932.8**
Non-current assets			
Intangible assets	12	1.0	–
Property, plant and equipment	13	1,092.5	509.5
Investments in associates	14	0.4	0.3
Financial assets available for sale	15	2.2	1.8
Other financial assets	16	19.1	–
Deferred tax assets	6	5.2	7.8
Total non-current assets		**1,120.4**	**519.4**
Total assets		**3,014.8**	**2,452.2**
Current liabilities			
Interest-bearing loans and borrowings	17	–	143.7
Finance lease commitments	25	3.3	1.4
Trade payables	18	567.9	649.0
Current tax liabilities	6	17.5	5.5
Derivative financial instruments	28	260.1	456.0
Other payables and accrued expenses	18	316.0	321.9
Liabilities classified as held for sale	8	39.4	345.5
Total current liabilities		**1,204.2**	**1,923.0**
Non-current liabilities			
Interest-bearing loans and borrowings	17	–	411.6
Finance lease commitments	25	30.0	27.8
Retirement benefit obligation	19	28.2	22.5
Deferred tax liabilities	6	158.5	35.3
Provisions	20	38.8	2.2
Total non-current liabilities		**255.5**	**499.4**
Total liabilities		**1,459.7**	**2,422.4**
Shareholders' equity			
Share capital	22	459.7	3.1
Share premium		684.4	28.3
Translation reserve		9.2	0.2
Retained earnings/(deficit)		401.4	(2.7)
Equity attributable to shareholders' of the parent		**1,554.7**	**28.9**
Minority interest	21	0.4	0.9
Total shareholders' equity		**1,555.1**	**29.8**
Total liabilities and shareholders' equity		**3,014.8**	**2,452.2**

Consolidated Cash Flow Statements for the years 2006 and 2005

(in millions of USD)	Notes	2006	2005
Cash flows from continuing operating activities			
Net income/(loss) from continuing operations		74.1	(28.1)
Net reversal of non-cash items:			
Depreciation and amortization	12, 13	74.9	39.0
Share-based payments	24	0.3	–
Changes in working capital and provisons from continuing operations:			
Change in provisions		9.4	(17.1)
Change in trade and other receivables		28.5	(89.9)
Change in inventories		91.5	(230.5)
Change in derivative financial instruments		(201.0)	134.7
Change in trade payables, other payables and accrued expenses		(354.6)	266.3
Change in income tax position		26.2	3.5
Cash flows from continuing operating activities		**(250.7)**	**77.9**
Cash flows from continuing investing activities			
Investment in property, plant and equipment	13	(68.5)	(87.4)
Acquisition of subsidiaries, net of cash acquired	30	(398.1)	(255.1)
Disposal of associated companies		–	2.4
Cash flows from continuing investing activities		**(466.6)**	**(340.1)**
Cash flows from continuing financing activities			
Proceeds from issue of share capital	22	1,081.6	31.5
Repurchase of share options		–	(3.4)
Increase in long-term liabilities		854.6	870.9
Transaction costs		(64.0)	(37.7)
Repayment of long-term liabilities		(1,549.7)	(572.4)
Net interest on financing activities		(15.1)	–
Decrease on bank overdrafts		(151.3)	(5.7)
Cash flows from continuing financing activities		**156.1**	**283.2**
Cash flows from discontinued operations	31	**598.7**	**38.5**
Net cash flow		**37.5**	**59.5**
Net foreign exchange differences		(11.8)	6.4
Movement in cash and short-term deposits		**25.7**	**65.9**
Cash and cash equivalents from continuing operations as per January 1,		65.9	–
Cash and cash equivalents from continuing operations as per December 31,		**91.6**	**65.9**

Additional cash flow information included in cash flows from continuing operating activities (in millions of USD)		
Income taxes paid	(6.7)	–
Income taxes received	2.5	2.5
Interest paid	(60.2)	(11.6)
Interest received	5.3	2.7

Consolidated Statements of Changes in Shareholders' Equity for the years 2006 and 2005

(in millions of USD)	Notes	Attributable to equity holders of the parent					Minority Interest	Total Equity
		Share capital	Share premium	Translation reserve	Retained earnings	Total		
Balance as per January 1, 2005		**–**	**–**	**–**	**–**	**–**	**–**	**–**
Exchange difference on translation of foreign entities		–	–	0.2	–	**0.2**	(0.2)	–
Net income recognized directly into equity		**–**	**–**	**0.2**	**–**	**0.2**	**(0.2)**	**–**
Net loss for the period		–	–	–	(2.7)	**(2.7)**	1.1	**(1.6)**
Total recognized income and expense for the period		**–**	**–**	**0.2**	**(2.7)**	**(2.5)**	**0.9**	**(1.6)**
Issuance of share capital	22	3.1	28.3	–	–	**31.4**	–	**31.4**
Balance as per December 31, 2005		**3.1**	**28.3**	**0.2**	**(2.7)**	**28.9**	**0.9**	**29.8**
Exchange difference on translation of foreign entities		–	–	9.0	–	**9.0**	0.2	**9.2**
Net income recognized directly into equity		**–**	**–**	**9.0**	**–**	**9.0**	**0.2**	**9.2**
Net income for the period		–	–	–	443.4	**443.4**	0.2	**443.6**
Total recognized income and expense for the period		**–**	**–**	**9.0**	**443.4**	**452.4**	**0.4**	**452.8**
Effect of reverse acquisition		299.0	(267.9)	–	–	**31.1**	–	**31.1**
Issuance of share capital	22	157.6	924.0	–	–	**1,081.6**	–	**1,081.6**
Share issue costs (IPO costs)	22	–	–	–	(42.9)	**(42.9)**	–	**(42.9)**
Share–based payments	24	–	–	–	0.4	**0.4**	–	**0.4**
Related income tax (IPO & Share–based payments)		–	–	–	3.2	**3.2**	–	**3.2**
Changes in minority interests		–	–	–	–	–	(0.9)	**(0.9)**
Balance as per December 31, 2006		**459.7**	**684.4**	**9.2**	**401.4**	**1,554.7**	**0.4**	**1,555.1**

Notes to the Consolidated Financial Statements for the years 2006 and 2005

1 General Information

General

Petroplus Holdings AG and its subsidiaries (the "Company", "we", "us" or "Petroplus") is a publicly traded company listed in the main segment of the Swiss Stock Exchange ("SWX"). The initial listing of the Company took place on November 30, 2006. Petroplus Holdings AG was incorporated on February 20, 2006 under the name of Argus Atlantic Energy Limited ("Argus") in Bermuda. On August 22, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office to Zug, Switzerland and to change its name to Petroplus Holdings AG. The address of its registered office is Petroplus Holdings AG, Industriestrasse 24, 6300 Zug, Switzerland.

Petroplus is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. The Company owns and operates three refineries in Cressier (Switzerland), Antwerp (Belgium) and Teesside (United Kingdom). The Company also owns and operates a bitumen- and gasoil-processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end-use customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as on the global spot market.

Development of the Company

2005

In March/April 2005, RIVR Acquisition B.V. Netherlands ("RIVR") acquired all the shares of Petroplus International B.V. and its subsidiaries ("PPI"). At that time PPI was a quoted company on the Euronext Exchange in the Netherlands. During the tender and post-tender acceptance period of the public offer, the majority of the shares of PPI were acquired (for further information on the acquisition see Note 30).

During 2005, the 80% ownership in Dragon LNG, a Liquefied Natural Gas ("LNG") import terminal, was sold to BG Group and Petronas. In December 2005, Petroplus International B.V. sold the fuel card business in the United Kingdom. Details of these disposals are outlined in Note 31.

2006

On January 13, 2006, RIVR entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited. For further details see Note 31.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH"), an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. For further details see Note 30.

On August 21, 2006, Argus and RIVR Holding B.V., Netherlands, the 100% shareholder of RIVR, signed an agreement whereby RIVR Holding transferred all of its shares in RIVR to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. After the contribution, RIVR Holding B.V. held 94.5% of the total issued shares of Argus. Immediately after the contribution of the shares, Argus transferred its corporate domicile from Bermuda to Switzerland and was renamed Petroplus Holdings AG.

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the remaining Petroplus Tankstorage group assets, the Bunkering group and the Oxyde group to RIVR Divestment B.V. The 4Gas Group was sold in another sales and purchase agreement to RIVR Holding B.V.

The disposal of these non-core entities are described in detail in Note 31.

On November 30, 2006, the shares of Petroplus Holdings AG are traded on the SWX Swiss Exchange for the first time. During 2006 the company fully repaid all outstanding debt with the proceeds received from the IPO and the sale of non-core assets.

As a result of the forgoing developments, the consolidated financial information includes only nine months of PPI operations in 2005 and seven months of EPH operations in 2006.

2 Accounting Policies

Basis of Preparation

Statement of Compliance

The Consolidated Financial Statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") and comply with Swiss Law. These are the Company's first Consolidated Financial Statements prepared in accordance with IFRS and IFRS 1 *First-time Adoption of International Reporting Standards* has been applied. The transition is explained in Note 33.

All amounts included in the consolidated financial information and notes are presented in USD and rounded to the nearest USD in millions except where otherwise indicated.

Basis of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following balance sheet positions that are measured at fair value:
- financial assets available for sale;
- derivative financial instruments; and
- financial instruments at fair value through profit and loss.

The methods used to measure fair values are further discussed below.

Summary of Significant Accounting Policies

Scope of Consolidation

These Financial Statements are the Consolidated Financial Statements of Petroplus Holdings AG, Zug and its subsidiaries. Subsidiaries are those companies directly or indirectly controlled by Petroplus Holdings AG (generally over 50% of voting interest, or potential voting rights, of the relevant company's share capital). Control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investments in associated companies (where Petroplus generally holds between 20% and 50% of a company's voting shares, or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method as described below in the paragraph "Investments in associates".

Other investments, where the Company holds less than 20% and does not have significant influence, are valued at their fair value and classified as financial assets available for sale.

Companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the date of acquisition or up to the date of disposal. Intercompany transactions, balances and unrealized gains are eliminated in full. The annual closing date of all the individual Financial Statements is December 31.

A special purpose entity ("SPE") was established to sell its receivables under a receivable purchase facility ("RPF") agreement. The name of the SPE is "P Finance Limited", registered in the Cayman Islands. Petroplus does not have any direct or indirect shareholdings in P Finance Limited. In addition, Petroplus does not have significant influence on the decision-making powers of SPE's management and does not receive any benefits related to SPE's operations and net assets. Petroplus does not have control over the SPE and therefore the SPE has not been consolidated.

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of their fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets and liabilities recognized.

Reverse Acquisitions

Under IFRS 3 *Business Combinations* combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Company are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Company's controlling shareholder's Consolidated Financial Statements. The components of equity of the acquired entities are added to the same components within Company equity except that any share capital of the acquired entities is recognized as part of share premium. The acquisition of RIVR by Petroplus Holdings AG has been accounted for as a reverse acquisition and the consolidated financial information of the Company is therefore a continuation of the financial information of RIVR and its subsidiaries.

Translation of Foreign Currencies

The Consolidated Financial Statements are presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the Company have different functional currencies. As such, management has determined that USD will be the presentation currency which will be used to monitor the performance and financial position of the Company. Each entity in the Company determines its own functional currency and items included in the Financial Statements of each entity are measured using that functional currency. Assets and liabilities of entities using a non-USD functional currency are translated into USD at the year-end exchange rate. The Income Statement is translated at the average exchange rate for the year. The exchange differences arising upon translation are taken directly to a separate component of equity. On disposal of an entity using a non-USD functional currency, the deferred cumulative amount recognized in equity relating to that particular entity is recognized in the Income Statement.

Transactions in non-USD currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the Income Statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2006	2005
Average rates applied for the Income Statement		
1 EUR	1.26	1.24
1 CHF	0.80	0.80
1 GBP	1.84	1.82
1 CZK	0.04	0.04
Period-end rates applied for the Balance Sheet		
1 EUR	1.32	1.18
1 CHF	0.82	0.76
1 GBP	1.96	1.72
1 CZK	0.05	0.04
Exchange rates used for IFRS translation on January 1, 2005 (Opening balances)		
1 EUR		1.36
1 CHF		0.88
1 GBP		1.93
1 CZK		0.04

Cash and Short-Term Deposits
Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and short-term low risk highly liquid investments that are readily convertible to known amounts of cash, and have a maturity of up to three months.

For the purpose of the Consolidated Cash Flow Statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Trade Receivables, Net
The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Doubtful receivable provisions are established based upon the difference between the receivable value and the estimated net collectible amount. The amount of the respective estimated loss is recognized in the Income Statement within other administrative expenses.

Derivative Financial Instruments
The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, foreign currency and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of the derivative financial instruments is either derived from market quotes or obtained based on recent at arm's length transactions.

Commodity Instruments
Commodity instruments are used by the Company to manage the price risk of commodities. The Company has primarily used forward purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are either valued based on their market value which is derived from market quotations or at arm's length transactions. Additionally, the Company ensures that these commodity instruments match the actual physical movement for both volume and pricing. Commodity instrument hedges are recorded as materials cost in the Consolidated Income Statement.

Interest Rate Swaps
Interest rate swaps are used by the Company to manage the interest rate risks.

Currency Contracts
The Company uses forward exchange contracts to manage the foreign currency risk due to purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Interest rate swaps and currency hedges are recorded as financial expense in the Consolidated Income Statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:
- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability; or
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges in line with IAS 32 *Financial Instruments: Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement.* All derivatives entered into by the Company are classified as held for trading derivatives. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does neither enter into derivative financial instruments for speculative trading purposes nor does it enter into any speculative hedges.

Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)
- purchase cost on a FIFO basis

Finished goods and intermediates
- cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

For determination of the cost of raw materials the relevant purchase contract and the attributable freight costs are considered. The costs of the refined products are built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include the yield of the refinery, market crack levels and the relevant variable and fixed overheads for the stated month of production. Whenever the net realizable value of a product in stock is lower than its cost value, the stock is remeasured at its net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Assets and Liabilities classified as held for sale
Disposal groups comprising of assets and liabilities (or non-current assets) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of the disposal group) are remeasured in accordance with the Company's accounting policies. Thereafter, the assets or the disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. It is to be expected that no loss is allocated to inventory, financial assets and deferred tax assets, which continue to be measured in accordance with

the Company's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Intangible Assets

Intangible assets, including software, that are acquired by the Company are stated at cost less accumulated depreciation and impairment losses. Where acquired in a business combination, they will be fair value allocated in acquisition accounting.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization is charged to the Income Statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. The estimated useful life is as follows:

Amortization periods	
Software	5 years

Property, Plant and Equipment

Property, plant and equipment "PP&E" is stated at cost, less accumulated depreciation and impairment losses. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of PP&E is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items. Maintenance costs are expensed as incurred.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Income Statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Depreciation periods	
Land	Not depreciated
Buildings	30–40 years
Machines & equipment	2–40 years
Other assets	3–25 years
Assets under construction	Not depreciated

Capitalized Turnaround Costs

A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units which occurs approximately every two to five years. Turnaround costs include actual direct and contract labor, and material costs incurred for the overhaul, inspection and replacement of major components of refinery processing and support units performed during turnaround. Turnaround costs, which are included in the Company's balance sheet in PP&E, are currently depreciated on a straight-line basis over the period until the next scheduled turnaround, beginning the month following completion. The depreciation of the turnaround costs is presented as depreciation in the Income Statement.

Investments in Associates

The Company's investment in associates is accounted for using the equity method. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The Income Statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, or major transactions are adjusted for, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical or differ not more then three month.

Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not measured at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets at initial recognition and, where allowed and appropriate, evaluates this designation at each financial year end.

All regular purchases and sales of financial assets are recognized on the transaction date, the date, the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or market place convention.

Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the Income Statement.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale Financial Assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined as being impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the Income Statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments over which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Impairment of Financial Assets

A financial asset is considered to be impaired if objective evidence indicates that events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available for sale financial asset is calculated by reference to its current fair value. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in companies that share similar credit risk characteristics.

All impairment losses are recognized in profit and loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit and loss. If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been, had the impairment not been

recognized. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity. All other reversals are recognized in profit and loss.

Discontinued Operations

A discontinued operation is a component of the Company's business that represents a separate major line of business or geographical area of operations that has been disposed of, is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs when the operation meets the criteria to be classified as held for sale or upon disposal. When an operation is classified as a discontinued operation, the comparative Income Statement is restated as if the operation had been discontinued from the start of the comparative period.

Impairment of Assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's, or cash-generating unit's, fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the Income Statement under the line item depreciation and amortization.

Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

The Company capitalizes transaction costs within other financial assets if new debt securities and credit facilities are issued but not drawn. The Company amortizes these costs over the maturity period of the debt or over the life of the credit facility. The amortization of these costs is included in interest and finance expense in the Income Statement.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Borrowing Costs

Borrowing costs are recognized as expense in the period in which they are incurred, except if they are directly attributable to the construction of an asset that meets the determined criteria, in which case they are capitalized as part of the cost of that asset. These determined criteria are that the borrowing costs incurred for the construction can be reliably measured, that it will take more than six months to make the related assets operational and that it is an initial investment. The capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the asset for its intended use are completed.

Income Taxes

Current Taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, as at the balance sheet date.

Deferred Taxes

Deferred income tax is provided using the liability method on temporary differences, at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill;
- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and carry-forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

- where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted, or substantively enacted, at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the Income Statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Provisions for Liabilities and Charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event whereby it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset on condition that the reimbursement is virtually certain. The expense relating to any provision is presented in the Income Statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate which reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as financial expenses.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Management or Board and announced before the reporting period end.

Provisions for environmental remediation, resulting from past operations or events, are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Retirement Benefit Obligation

The Company operates three defined benefit plans in Switzerland, the United Kingdom and Belgium. The cost

of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeds 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized, reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be directly settled. If such aggregation is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan, or reductions in the future contributions to the plan.

If the asset is measured as the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial loss of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above, are recognized immediately if the asset is measured as the aggregate of cumulative unrecognized net actuarial loss and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period, after the deduction of past service cost of the current period, are recognized immediately.

Contributions to pension arrangements based on a defined contribution system are charged to the Income Statement in the year in which they are payable.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset, or assets, and the arrangement conveys a right to use the asset.

Company as a Lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

Operating lease payments are recognized as an expense in the Income Statement on a straight-line basis over the lease term.

Company as a Lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Related Party Transactions
Transactions between the Company and related parties are disclosed in Note 29, specifying the nature, types and details of the transactions and the relationships.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods
Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Sale of Crude
In certain circumstances the Company enters into transactions for the sale of surplus crude oil that can not be utilized due to operational circumstances or unplanned refinery shut downs. As such transactions are incidental to the main revenue generating activities, the results of such transactions are presented by netting any income with related expenses arising on the same transaction. The net amount realized is included in materials cost in the Income Statement.

Cross Sales and Purchases
A cross sale is a sale to an entity outside of the Petroplus group under a cross sale/purchase agreement, where a sale is made on the understanding that a quantity, including that of a different grade, is bought back. The purpose of such arrangements is to allow the parties to achieve savings in their distributions costs in the selling of petroleum products. Cross sale and purchase transactions are presented net in materials cost.

Rendering of Services
Revenue from services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company, the processing fee is recognized as revenue.

Interest Income
Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Rental Income
Rental income is recognized on a straight-line basis over the term of the relevant lease.

Segment Reporting
A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risk and rewards that are different from those of other segments. The Company's primary format for segment reporting is based on business segments.

Share-Based Payment Transactions
Employees (including senior executives and members of the Board of Directors) of the Company receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments ('equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company has only equity-settled transactions.

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value of share options is determined using the Black-Scholes model, further details of which are provided in Note 24. In determining the fair value of the share options the service condition is not taken into account.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, on a straight-line basis over the period in which service conditions are fulfilled. At each reporting date, based on the Company's best estimate, the expense recognized is

adjusted to reflect the actual number of share options that vest.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

If an equity-settled award is repurchased during the vesting period for fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Such excess is recognized as expense in the Income Statement in the line item personnel expenses.

Emission Rights

Emission credits that are granted to the Company at no cost are not recorded on the consolidated Balance Sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

Earnings per Share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares, which comprise share options granted to employees.

Cash Flow Statement Presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The continuing activity presented in the statement of cash flows is divided between operating, investing and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities, except for the interest of the Participating Preferred Equity Securities (PPES).

Net cash flow from acquisitions of subsidiaries and equity participations are included within the cash flow from investing activities. Net cash flow from disposals of subsidiaries, which were classified as assets and liabilities held for sale, are included within cash flows from discontinued operations.

Dividend distributions are included within net cash flow from financing activities.

Summary of Significant Judgments and Estimates

Use of Estimates

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial information

Finance Lease Commitments – The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4 *Determining whether an arrangement contains a lease*, the Company has determined that contract to be a finance lease.

Forward Purchase and Sale Commitments – The Company enters into physical forward sales and purchase contracts for crude oil procurement to deliver refined

product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39 *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Assets – In accordance with IAS 36 *Impairment of Assets*, at each balance sheet date, the Company performs an assessment to determine whether there are any indications of impairment. If indications of impairment exist, an impairment test is performed to assess the recoverable amount of the assets. Based on management's assessment, there were no indications of impairment at year end.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Useful Lives of Property, Plant and Equipment – Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets – Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory – In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight costs, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the net realizable value is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgment is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

Environmental Costs – We provide for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Such provisions are adjusted as further information develops or circumstances change.

Recently Issued Standards and Interpretations

New Standards and Interpretations not yet adopted

IFRS 7 *Financial Instruments: Disclosures*, and a complementary amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30 *Disclosure in the Financial Statements of Banks and Similar Financial Institutions*, and disclosure requirements in IAS 32 *Financial Instruments: Disclosure and Presentation*. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 for the annual period beginning on January 1, 2007.

IFRS 8 *Operating Segments* requires an entity to report financial and descriptive information about its reportable operating segments or aggregations of operating segments. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance. Generally the information to be reported will be what the Company will be using internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 replaces IAS 14 *Segment Reporting* and aligns segment reporting with the requirements under US GAAP, SFAS 131. IFRS 8 will be applied by the Company in the 2009 Financial Statements for the first time. Taking into account the ongoing reorganization and expansion of the Company, the management of the Company is not in a position to evaluate the potential effect of this new standard at this time.

IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Company's 2007 Financial Statements, is not expected to have any impact on the consolidated Financial Statements.

IFRIC 8 *Scope of IFRS 2 Share-based Payment* addresses the accounting for share-based payment transactions in which some or all of the goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Company's 2007 Financial Statements, with retrospective application required. The Company has not yet determined the potential effect of this interpretation.

IFRIC 9 *Reassessment of Embedded Derivatives* requires a reassessment of whether embedded derivatives should be separated from the underlying host contract only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Company's 2007 Financial Statements, is not expected to have a significant impact on the Consolidated Financial Statements of the Company.

IFRIC 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognized in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10, will become mandatory for the Company's 2007 Financial Statements. The Company will apply the interpretation prospectively. The Company has not recognized an impairment loss in an interim period and released it in a subsequent period in the past.

IFRIC 11 *Group and Treasury Share Transactions* clarifies the application of IFRS 2 *Share-based Payment* to certain share-based payment arrangements involving the entity's own equity instruments and to arrangements involving equity instruments of the entity's parent. IFRIC 11 will become mandatory for the Company's 2008 Financial Statements. The Company has not yet determined the potential effect of this interpretation.

IFRIC 12 *Service Concession Arrangements* This interpretation gives guidance on the accounting by operators for public-to-private service concession arrangements. IFRIC 12 shall be applied for the Company's 2008 Financial Statements. It is not expected to have any impact on the Consolidated Financial Statements of the Company.

3 Revenue and Materials Cost

Revenue

(in millions of USD)	2006	2005
Sale of products	6,899.0	4,142.0
Tank rental	8.3	27.9
Handling fee	5.5	12.8
Compulsory stock storage	9.5	4.4
Other	0.7	1.2
Total revenue	**6,923.0**	**4,188.3**

Revenue represents the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, compulsory stock storage, tank rental and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 124.3 million (2005: USD 116.4 million).

Materials Cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2006 the Company recorded a gain of USD 182.6 million (loss of USD 31.3 million for the nine month period ended 2005) for commodity instruments in respect of refining margin hedges. The gain recorded in materials cost for other commodity instruments was USD 63.4 million for the year ended December 31, 2006 and a loss of USD 5.9 million for the nine month period ended 2005.

Included in materials cost are sales of crude oil. These sales are executed to avoid failures of timely deliveries, delivery shortages of crude oil, and at times a result of operational optimization decisions. These sales occur mainly with refineries that are dependent on crude oil supply by vessels. Therefore, the related primary crude oil purchase is sold at the current market price. The crude oil sales revenue offset against materials cost in 2006 is USD 427.7 million (2005: USD 68.5 million). These sales increased significantly compared to the prior year due to the cancellation of oil contracts and a move to CPC crude purchases at the Cressier refinery and the acquisition of the BRC refinery.

4 Segment Information

Segment information is presented in respect of the Company's business and geographical segments. The primary format, business segments, is based on the Company's management and internal reporting structure.

Inter-segment transactions are determined on an arm's-length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business Segments

The Company is organized into the following main business segments:

- *Refining* – The refining division operates refineries in Cressier (Switzerland), Antwerp (Belgium) and Teesside (United Kingdom). The refining division is defined as the core business of the Company and therefore will represent the sole primary segment at the end of 2006 after the restructuring of the Company is completed.
- *Discontinued operations* – This Division was sold in 2005 and 2006, see Note 7 for further information.

Business Segments

(in millions of USD)	Refining		Total Continued Operations		Discontinued Operations		Total Company	
	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenue	6,923.0	4,188.3	6,923.0	4,188.3	2,213.7	2,285.5	9,136.7	6,473.8
Total revenue	**6,923.0**	**4,188.3**	**6,923.0**	**4,188.3**	**2,213.7**	**2,285.5**	**9,136.7**	**6,473.8**
Operating profit	179.5	36.4	179.5	36.4	20.2	29.6	199.7	66.0
Net financial expense			(85.5)	(51.2)	–	(10.4)	(85.5)	(61.6)
Share of income/(loss) from associates			0.3	–	–	(0.8)	0.3	(0.8)
Income tax expense			(25.1)	(10.3)	–	(0.6)	(25.1)	(10.9)
Foreign currency exchange gain/(loss)			4.9	(3.0)	–	(3.8)	4.9	(6.8)
Gain on sale of discontinued operation, net of income tax			–	–	349.3	12.5	349.3	12.5
Net income/(loss)			**74.1**	**(28.1)**	**369.5**	**26.5**	**443.6**	**(1.6)**
Segment assets	2,933.2	1,871.1	2,933.2	1,871.1	81.2	580.8	3,014.4	2,451.9
Investments in associates	0.4	0.3	0.4	0.3	–	–	0.4	0.3
Total Assets	**2,933.6**	**1,871.4**	**2,933.6**	**1,871.4**	**81.2**	**580.8**	**3,014.8**	**2,452.2**
Segment liabilities	1,420.3	2,076.9	1,420.3	2,076.9	39.4	345.5	1,459.7	2,422.4
Total liabilities	**1,420.3**	**2,076.9**	**1,420.3**	**2,076.9**	**39.4**	**345.5**	**1,459.7**	**2,422.4**
							–	–
Capital expenditure	68.6	77.8	68.6	77.8	2.4	9.6	71.0	87.4
Depreciation	(74.8)	(39.0)	(74.8)	(39.0)	(3.2)	(8.6)	(78.0)	(47.6)
Amortization of intangible assets	(0.1)	–	(0.1)	–	–	–	(0.1)	–

Geographical Segments

Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2006 and 2005:

Revenue by Location of Customers

(in millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	2,746.6	1,652.1	158.7	68.7
United Kingdom	2,072.7	1,520.5	74.0	13.4
The Netherlands	91.0	147.8	1,453.5	1,445.8
Belgium	745.4	181.4	82.6	225.3
Germany	638.3	132.6	110.9	228.8
Rest of the world	629.0	553.9	334.1	303.4
Total revenue	**6,923.0**	**4,188.3**	**2,213.8**	**2,285.4**

The following table provides details of total segment assets by location of the assets for the years ended December 31, 2006 and 2005:

Net Carrying Amount of Assets by Location

(in millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	1,718.8	1,090.4	–	2.5
United Kingdom	322.0	325.2	–	43.3
The Netherlands	71.3	276.0	74.9	420.6
Belgium	719.3	108.4	6.3	0.2
Germany	60.3	42.3	–	67.2
Rest of the world	41.9	29.1	–	47.0
Total segment assets	**2,933.6**	**1,871.4**	**81.2**	**580.8**

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2006 and 2005:

Additions to Property, Plant, Equipment and Intangible Assets by Location

(in millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	16.8	49.4	–	0.1
United Kingdom	20.7	8.5	1.0	5.4
The Netherlands	0.9	3.9	1.0	1.6
Belgium	28.8	15.1	–	–
Germany	–	0.2	0.3	1.6
Rest of the world	1.4	0.7	0.1	0.9
Additions to property, plant, equipment and intangible assets	**68.6**	**77.8**	**2.4**	**9.6**

5 Additional Income Statement Disclosures

Personnel expenses

(in millions of USD)	2006	2005
Wages, salaries and bonuses	(82.0)	(44.8)
Social security and pension expenses	(18.7)	(4.6)
Contract labor	(6.3)	(6.7)
Expense of share based payments	(0.4)	–
Other personnel expenses	(8.1)	–
Total personnel expenses	**(115.5)**	**(56.1)**

Other personnel expenses include mainly recruitment, education and insurance expenses.

Refinery operating expenses

(in millions of USD)	2006	2005
Energy expenses	(33.5)	(20.4)
Chemical expenses	(24.3)	(17.3)
Other selling, general and administrative expenses	(42.4)	(5.9)
Utilities	(1.5)	(0.9)
Maintenance	(21.8)	(14.7)
Project expenses	(12.2)	(6.0)
Safety, health and environmental costs	(4.1)	(1.3)
Total refinery operating expenses	**(139.8)**	**(66.5)**

Financial income

(in millions of USD)	2006	2005
Interest income	5.3	3.3
Gains from derivatives financial instruments	36.8	–
Total financial income	**42.1**	**3.3**

Financial expenses

(in millions of USD)	2006	2005
Interest expenses	(60.2)	(11.6)
Expensed (re)financing costs	(55.0)	(30.1)
Bank and commission fees	(6.2)	(5.5)
Letter of credit expenses	(4.5)	(4.3)
Other financial expenses	(1.7)	(3.0)
Total financial expenses	**(127.6)**	**(54.5)**

6 Taxes

Current Tax

The major components of income tax expense for the year ended December 31, 2006 and 2005 are as follows:

(in millions of USD)	Continuing operations		Discontinued operations		Total	
	2006	2005	2006	2005	2006	2005
Consolidated Income Statement						
Current Income Tax						
Current income tax charge	(10.1)	(6.2)	–	(0.3)	(10.1)	(6.5)
Charges in respect to current tax of previous years	(0.3)	(1.9)	–	(0.3)	(0.3)	(2.2)
Deferred Income tax						
Related to origin and reversal of temporary differences	(16.8)	(2.2)	–	–	(16.8)	(2.2)
Related to changes in tax rates	2.1	–	–	–	2.1	–
Total income tax	**(25.1)**	**(10.3)**	**–**	**(0.6)**	**(25.1)**	**(10.9)**

Aggregate current and deferred tax relating to items charged or credited to equity

Income tax directly recognized in equity	3.2	–	–	–	3.2	–
Total income tax recognized in equity	**3.2**	**–**	**–**	**–**	**3.2**	**–**

The reconciliation between the actual tax charge and the expected tax charge for the year ended December 31, 2006 and 2005 are as follows:

(in millions of USD)	2006	2005
Total income, thereof	468.7	8.7
from discontinued operations	369.5	26.5
from continuing operations	99.2	(17.8)
Total income/(loss) from continuing operations	**99.2**	**(17.8)**
Expected tax charge at head office rate (2006: 12.0%; 2005: 31.5%)	(11.9)	5.5
Income taxed at different rates	19.2	6.0
Tax effect of expenses not deductible in determining taxable profit	(2.4)	–
Tax effect of non-taxable income	2.9	–
Change in tax rate	2.1	–
Adjustment in respect of prior periods	(3.3)	(1.4)
Utilisation of tax losses not previously recognized	1.5	0.6
Deferred tax asset not recognised for tax losses incurred	(34.7)	(21.0)
Other	1.5	–
Income tax expense from continuing operations	**(25.1)**	**(10.3)**

As part of the relocation of our group in 2006, the head office moved from the Netherlands to Switzerland, which entailed a change in the applicable head office tax rate.

Deferred Income Tax

Deferred tax at December 31, 2006 and 2005 relates to the following:

(in millions of USD)	2006	2005
Deferred tax asset		
Timing differences:		
Intangible assets	3.5	5.3
Derivative financial instruments	–	9.1
Inventories	–	1.5
Receivables	3.6	–
Retirement benefit obligation	3.3	2.7
Other assets	2.1	–
Losses available for offset against future taxable income	4.3	1.1
Total deferred tax asset	**16.8**	**19.7**
Deferred tax liability		
Timing differences:		
Property, plant and equipment	155.4	45.9
Derivative financial instruments	8.0	–
Inventories	0.7	–
Receivables	0.4	0.5
Retirement benefit obligation	–	0.8
Other liabilities	5.6	–
Total deferred tax liability	**170.1**	**47.2**
Deferred tax liability, net	**(153.3)**	**(27.5)**
Presented in the balance sheet as:		
Deferred tax asset	5.2	7.8
Deferred tax liability	(158.5)	(35.3)
Deferred tax liability, net	**(153.3)**	**(27.5)**

Tax Losses Carried Forward

The net tax losses carried forward, which remain unvalued, equate to USD 258.8 million (December 31, 2005: USD 182.4 million). The losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued as their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods.

Retained Earnings/Dividend Distributions

The group has limited retained earnings available currently and no intra-group dividend distributions are planned for the foreseeable future. Any dividend distributions would have no or limited tax consequences due to the expected application of relevant EU Directives and Double Tax Treaties.

7 Discontinued Operations

On August 21, 2006, the Company, through a wholly owned subsidiary, entered into a notarial deed of share purchase and transfer under which RIVR acquisition B.V. sold certain shares in 4Gas B.V. to RIVR Holding B.V. in exchange for a EURIBOR plus 1.75% interest bearing loan note of USD 224.5 million (EUR 175 million) plus the assumption of a USD 64.1 million (EUR 50 million) payment in kind. The transaction resulted in a net gain of USD 282.6 million (EUR 225 million).

Pursuant to the share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "Other 4Gas Assets"), to 4Gas B.V. for an initial consideration of USD 6.4 million (EUR 5 million) and deferred consideration to the extent that the aggregate proceeds of the sale of the Other 4Gas Assets exceed USD 6.4 million (EUR 5 million). The transaction resulted in a net loss of USD 3 million (EUR 2.4 million).

On August 21, 2006, the Company also sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-core companies") to RIVR Divestment B.V. for a EURIBOR plus 1.75% non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The transaction resulted in a net gain of USD 15.9 million (EUR 12.7 million). Net cash proceeds of approximately USD 115.9 million (EUR 95.1 million) have been received as of December 31, 2006.

In connection with the above sales of the non-core assets, PPI guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. RIVR Holding B.V. and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

On June 19, 2006, the Company, through various subsidiaries, entered into a purchase and sales agreement relating to the sale of the German Tankstorage group to Deukalion Tankstorage GmbH for approximately USD 40.0 million (EUR 31.8 million). The transaction resulted in a net loss of USD 26.7 million (EUR 21.3 million). As of December 31, 2006, cash proceeds of USD 39.6 (EUR 31.0) million have been received.

On January 13, 2006, the Company entered into a purchase and sales agreement with SEM Group LP for the sale of Petroplus Milford Haven Limited for consideration of USD 142.5 million (EUR 117 million). This transaction resulted in a net gain of USD 83.8 million (EUR 66.7 million).

On December 15, 2005, the Company, through a wholly owned subsidiary, entered into a sales agreement with Bayford & Co. Ltd for the sale of the UK cards group for consideration of USD 7.7 million (EUR 6.5 million). As there were no assets attributable to this business, the full amount has been recorded to income in 2005.

Various other sales of non core assets have occurred in 2006 and 2005. These have not been separately disclosed as the results do not have a material effect on the overall financial position of the company.

Discontinued operations reflect the results from the operating activities of the assets held for sale and sold during 2005 and 2006.

The profit for the year from discontinued operations is analyzed as follows:

(in millions of USD)	Notes	2006	2005
Profit from discontinued operations		20.2	14.0
Gain on sale of discontinued operations	31	349.3	12.5
Gain from discontinued operations		**369.5**	**26.5**

The result of the discontinued operations are as follows:

(in millions of USD)	2006	2005
Revenue	2,213.7	2,285.5
Material cost	(2,159.9)	(2,200.7)
Other expenses	(33.6)	(70.2)
Profit before taxes	**20.2**	**14.6**
Income taxes	–	(0.6)
Profit from discontinued operations	**20.2**	**14.0**

Earnings per share from discontinued operations (in USD)	Note		
Earnings per share – basic	23	9.08	0.92
Earnings per share – diluted	23	8.76	0.92

Details pertaining to disposals in 2006 and 2005 are presented above. Further information is also disclosed in Note 31 of the Financial Statements.

8 Net Assets held for Sale

During 2006, the Company entered into negotiations with 4Gas B.V. for the sale of shares in Dragon LNG Holding Ltd and Dragon LNG Ltd. (together, "Dragon") and Milford Energy Limited. The sales are expected to close in early 2007 for USD 25.7 million (EUR 20 million) and USD 6.4 million (EUR 5 million) respectively. These assets, along with two entities (Antol N.V and Jely BVBA) acquired as part of the acquisition of EPH, for which sales negotiations are in process, have been classified as held for sale at the end of 2006.

At the end of 2005, the Company resolved to sell all its activities, that were not related to the refinery and wholesale marketing operations, to various counterparties. Assets held for sale at the end of 2005 and subsequently sold during 2006 (as discussed in Note 7) consist primarily of the following groups:

- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals;
- the Bunkering group, which includes the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business;
- the Petroplus Netherlands, Milford Haven, and German Tankstorage groups, all of which are engaged in the provision of tank storage facilities to the oil industry.

The major classes of assets and liabilities, which comprising the disposal groups classified as held for sale are as follows:

(in millions of USD)	2006	2005
Intangible assets	1.7	9.3
Property, plant and equipment	2.8	146.7
Other non-current assets	1.6	5.7
Inventories	0.4	152.3
Trade receivables, net	2.0	209.5
Receivable due from Dragon LNG	71.7	–
Other current assets	1.0	57.3
Total assets classified as held for sale	**81.2**	**580.8**
Interest-bearing loans and borrowings	–	161.6
Trade payables	1.5	144.7
Payable due to Dragon LNG	36.9	–
Other current liabilities	1.0	39.2
Total liabilities classified as held for sale	**39.4**	**345.5**
Net assets held for sale	**41.8**	**235.3**

9 Cash and Short-Term Deposits

Cash and short-term deposits for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	2006	2005
Cash	65.1	4.2
Short-term deposits	26.5	61.7
Cash and short-term deposits	**91.6**	**65.9**

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 28 for the fair value of cash and short-term deposits.

Of the total amount included in cash and short-term deposits at December 31, 2006 USD 52.8 million was pledged under various borrowing agreements (2005: USD 59.2 million).

The cash position is mainly composed of currencies in USD, EUR, GBP and CHF.

10 Inventories

(in millions of USD)	2006	2005
Raw materials	359.5	278.4
Finished goods	370.3	195.7
Other materials	11.2	5.8
Total inventories	**741.0**	**479.9**

The carrying amount of inventories carried at net realizable value amounts to USD 684.9 million. There was a write-down of inventories to net realizable value in the amount of USD 4.6 million for the year ended December 31, 2006 (2005: nil). Of the total amount included in inventories at December 31, 2006 USD 730.1 million was pledged as security for the Company's credit facilities.

11 Trade and Other Receivables

Trade Receivables

(in millions of USD)	2006	2005
Trade receivables	548.0	438.1
Provision for doubtful debt	(1.1)	(1.2)
Total trade receivables, net	**546.9**	**436.9**

A corresponding value adjustment for doubtful debt was made. Trade and other receivables are mainly composed of currencies in USD, EUR, GBP and CHF.

Of the total amount included in trade receivables at December 31, 2006 USD 500.2 million was pledged as security for the Company's credit facilities.

Other Receivables, Prepayments and Accrued Income

(in millions of USD)	2006	2005
Receivables from associates	2.6	2.1
Taxes other than company income taxes	7.5	2.1
Other receivables and prepayments	180.6	107.2
Accrued income	3.2	–
Total other receivables and prepayments	**193.9**	**111.4**

Other receivables and prepayments mainly include receivables due from the SPE amounting to USD 98.1 million which pertains to the securized agreement under the RPF (see Note 17) and has not been finally transferred to the bank account as of December 31, 2006. Approximately USD 45.3 million relates to other receiv-

ables relating to the sale of the non-core business and the remaining amount relates mainly to Government organization which serves the purpose of compulsory obligation stocks and VAT receivables. Of the total amount included in other trade receivables at December 31, 2006, USD 15.9 million was pledged as security for the Company's credit facilities.

12 Intangible Assets

Changes in intangible assets for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	Software	Total
Cost		
Balance at January 1, 2005	–	–
Balance at December 31, 2005	**–**	**–**
Additions through acquisition	1.1	1.1
Balance at December 31, 2006	**1.1**	**1.1**
Accumulated depreciation		
Balance at January 1, 2005	–	–
Balance at December 31, 2005	**–**	**–**
Amortization	0.1	0.1
Balance at December 31, 2006	**0.1**	**0.1**
Net carrying amount at		
January 1, 2005	**–**	**–**
December 31, 2005	**–**	**–**
December 31, 2006	**1.0**	**1.0**

13 Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	Notes	Land & Buildings	Machines & Equipment	Other fixed assets	Assets under construction	Total
Cost						
Balance at January 1, 2005		–	–	–	–	–
Additions through acquisition	30	116.7	629.7	26.1	16.5	789.0
Additions		0.7	40.1	1.4	45.2	87.4
Disposals		(0.6)	(109.3)	(0.6)	(3.4)	(113.9)
Currency translation		(10.4)	(55.7)	(2.6)	(1.3)	(70.0)
Reclassification		(3.6)	48.5	1.4	(46.3)	–
Transfer to assets classified as held for sale		(14.7)	(117.7)	(13.4)	(0.9)	(146.7)
Balance at December 31, 2005		**88.1**	**435.6**	**12.3**	**9.8**	**545.8**
Additions through acquisition	30	3.0	494.2	8.4	15.8	521.4
Additions		0.1	29.0	1.1	38.4	68.6
Disposals		(1.1)	–	(0.3)	(0.1)	(1.5)
Currency translation		9.8	65.6	1.6	2.4	79.4
Reclassification		(18.6)	37.3	0.3	(19.0)	–
Transfer to assets classified as held for sale		(1.6)	(1.1)	(0.1)	–	(2.8)
Balance at December 31, 2006		**79.7**	**1,060.6**	**23.3**	**47.3**	**1,210.9**
Accumulated depreciation						
Balance at January 1, 2005		–	–	–	–	–
Depreciation		1.0	31.9	6.1	–	39.0
Disposals		–	(0.4)	(0.2)	–	(0.6)
Currency translation		(0.1)	(1.6)	(0.4)	–	(2.1)
Balance at December 31, 2005		**0.9**	**29.9**	**5.5**	**–**	**36.3**
Depreciation		3.8	67.5	3.5	–	74.8
Disposals		–	(0.3)	–	–	(0.3)
Currency translation		0.2	6.5	0.9	–	7.6
Balance at December 31, 2006		**4.9**	**103.6**	**9.9**	**–**	**118.4**
Net carrying amount at						
Januar 1, 2005		–	–	–	–	–
December 31, 2005		87.2	405.7	6.8	9.8	509.5
December 31, 2006		**74.8**	**957.0**	**13.4**	**47.3**	**1,092.5**

The carrying amount of finance leases included in equipment as of December 31, 2006 is USD 29.6 million (2005: USD 28.5 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company were USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets at December 31, 2005. In addition, all assets of the Teesside refinery have been pledged as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005. Due to the fact that all loans and borrowings have been fully repaid by the end of 2006, none of the above assets were pledged at December 31, 2006.

14 Investments in Associates

The Company has the following investments in associates:

PLG Pflichtlagergesellschaft für Mineralöle ("PLG") AG, Zug, Switzerland, is an entity established for administration and management of the compulsory stock obligation of the Company, BP, Shell and others as set by the government. The Company holds 35% of PLG in line with the volume of the Company's compulsory stock obligation. The Swiss entity is not listed on a public stock exchange.

SOGEP Société Genevoise des Pétroles ("SOGEP") SA, Vernier, Switzerland, is an entity that operates a tank storage facility in Geneva for its majority shareholders, being Shell, Esso and the Company (32% shareholding). The entity is not listed on a public stock exchange.

Sempachtank AG, Neuenkirch, Switzerland, is an entity that operates a tank storage facility in Neuenkirch for its shareholders, being the Company, Dillier-Wyrsch, Josef Gut AG, Cica S.A., Voegtling-Meyer AG and others. The shares were acquired in January 2006. The entity is not listed on a public stock exchange.

The financial reporting date of PLG and SOGEP does not differ from the Company's financial reporting date of December 31. The financial reporting date of the Sempachtank AG is September 30. The Financial Statements of Sempachtank AG are adjusted by significant effects, if any, for the period between September 30, and December 31.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2006 and 2005:

	2006				2005		
(in millions of USD)	PLG	SOGEP	Sempach-tank AG	Total	PLG	SOGEP	Total
Current Assets	42.6	0.4	0.1	**43.1**	39.2	0.3	**39.5**
Non-current Assets	–	6.4	1.9	**8.3**	–	6.9	**6.9**
Current Liabilities	(41.7)	(6.7)	(0.2)	**(48.6)**	(38.4)	(7.1)	**(45.5)**
Non-current liabilities	–		(1.7)	**(1.7)**	–	–	–
Net Assets	**0.9**	**0.1**	**0.1**	**1.1**	**0.8**	**0.1**	**0.9**
	35%	32%	22%		35%	32%	
Company's share of associates' net assets	**0.4**	**–**	**–**	**0.4**	**0.3**	–	**0.3**

	Year ended 2006				Year ended 2005		
(in millions of USD)	PLG	SOGEP	Sempach-tank AG	Total	PLG	SOGEP	Total
Revenue	5.4	3.1	0.3	**8.8**	5.0	3.1	**8.1**
Income	0.6	0.3	–	**0.9**	–	–	–
	35%	32%	22%		35%	32%	
Company's share of associates' revenue	**1.9**	**1.0**	**0.1**	**3.0**	**1.8**	**1.0**	**2.8**
Company's share of associates' income	**0.2**	**0.1**	**–**	**0.3**	**–**	**–**	**–**

15 Financial Assets available for Sale

Entity		2006	2005
SAPPRO SA (Société du Pipeline à produits pétroliers	Ownership	15.6%	15.6%
sur territoire genevois), Vernier, Switzerland	Carrying Value (in million USD)	0.6	0.5
RBE – Rheinische Bio Ester GmbH & Co. KG,	Ownership	15.0%	15.0%
Neuss, Germany	Carrying Value (in million USD)	1.6	1.3
Total financial assets available for sale		**2.2**	**1.8**

For SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois) and RBE – Rheinische Bio Ester GmbH & Co. KG, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2006 was nil (2005: nil). The Company recognizes dividend income from investments when such are declared.

The shares of the above entities are unquoted.

16 Other Financial Assets

Other financial assets include capitalized financing costs resulting from the facility agreement of USD 1.2 billion. The capitalized financing costs are depreciated over three years which is equivalent to the facility agreement's duration period.

17 Interest Bearing Loans and Borrowings

(in millions of EURO)	2006	2005	Interest rate	Maturity	Currency
Non-current					
Senior Debt	–	39.6	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	–	7.7	LIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	–	89.9	LIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	–	21.8	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	–	106.2	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	–	23.3	LIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	–	70.8	EURIBOR + 6.75%	Nov. 2012	EURO
Payment In Kind facility ("PIK")	–	59.1	EURIBOR + 9.00%	Dec. 2013	EURO
Senior Debt & PIK (at nominal value)	**–**	**418.4**			
Senior Debt & PIK (at amortized cost)	–	387.1			
PPES	–	24.5	12%	Dec. 2056	EURO
Total non-current	**–**	**411.6**			
Current					
Credit facility	–	108.2	EURIBOR/LIBOR + 1.75%		EURO/USD/CHF
Current portion of Senior Debt	–	5.9	EURIBOR + 2.50%		EURO
Revolving facility	–	29.6	EURIBOR + 2.50%		EURO
Total current	**–**	**143.7**			

Repayment of Debt in 2006

In 2006, the company fully repaid all outstanding debts, both long-term Senior Debt and short-term working capital borrowings, with the proceeds received from the sale of non-core assets and the Initial Public Offering.

Restructuring of Debt Facilities

In December 2006, the company amended and increased the Inventory Revolving Credit Facility ("RCF" – as described below) to a total of USD 1.2 billion of committed availability for three years and subsequently cancelled the bilateral trade finance facilities, inherited from the EPH acquisition, which amounted to an aggregate of USD 660 million. The Company has an option to increase the RCF up to USD 2.0 billion. The RCF together with the USD 400 million Receivables Purchase Facility ("RPF" – as described below) had initially been entered into in order to refinance the previous trade finance facility which was the main working capital facility during 2005.

Term Loan Facilities

Senior Credit Facilities

To finance the bid for the PPI shares and Senior Notes as well as associated financial costs in 2005, a bridge facility of USD 379 million (EUR 320 million) was made available to RIVR and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the transaction outlined in Note 1. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from the sale of certain non-core entities, this bridge facility was refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and the Second Lien Facility Agreement USD 70.8 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement had maturities ranging from 3 to 6 years. The short term portion was classified under current liabilities. The loans drawn under the Second Lien Facility Agreement had a maturity of 7 years with a bullet payment at maturity date. These loans had a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounted to USD 70.8 million.

During 2006 the senior facilities were further increased to finance part of the acquisition of European Petroleum Holdings N.V. "EPH" by approx. USD 470 million as of May 31, 2006. All outstanding amounts under Senior

Credit Facilities were repaid during 2006 by using proceeds received from disposals of non-core assets as well as of the IPO. Outstanding under these facilities was nil at the end of 2006 versus USD 453.9 million at the end of 2005 (including USD 418.4 million for Senior Debt non-current & PIK, USD 5.9 million for the current portion, and USD 29.6 million for a 364-day revolving credit facility).

Participating Preferred Equity Securities (PPES)
During 2005 RIVR issued PPES for USD 154.3 million. Before year-end 2005 USD 129.8 million were redeemed. As at December 31, 2005, 2,078,125,000 of PPES were issued with a nominal value of USD 0.01 each (Total USD 24.5 million).

Working Capital Facilities
Inventory Revolving Credit Facility
Certain of our subsidiaries are party to a USD 1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 21, 2006, the "RCF"). The agreement was an option to increase the facility amount to up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover the Company can obtain additional availability on an uncommitted basis under the same facility.

The RCF is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to USD 100 million. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the SPE purchaser under our RPF. Such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

There were no outstanding drawings under this facility at the end of 2006 or 2005.

Receivables Purchase Facility
Certain of our subsidiaries are party to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "RPF"). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPE purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

There were no outstanding drawings under this facility at the end of 2006.

Trade Finance Facility
In 2005 the main working capital facility of the group was a trade finance facility provided by various banks. The amount outstanding under this facility at the end of 2005 was USD 108.2 million. This facility was then cancelled and refinanced by the above two working capital facilities in February 2006.

Covenants
In 2005 and during 2006 facilities contained covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, and amending or waiving certain material agreements.

The facilities also contained certain financial covenants, such as:
- minimum Consolidated Tangible Net Worth
- minimum EBITDA versus Net Interest ratio
- maximum Senior Term Borrowings versus EBITDA ratios
- minimum Cash Flow versus Debt Service ratio
- maximum Capex

After repayments of all Senior Debts and after amendment of increase of the RCF the financial covenants remaining at year end of 2006 are:
- minimum Consolidated Tangible Net Worth
- minimum EBITDA versus Net Interest ratio

For the years ended December 31, 2006 and 2005 the Company met the requirements of the covenants.

18 Trade and Other Payables

(in millions of USD)	2006	2005
Trade payables	567.9	649.0
Total trade payables	**567.9**	**649.0**

Taxes other than income taxes	218.5	222.0
Other payables and accrued expenses	97.5	99.9
Total other payables and accrued expenses	**316.0**	**321.9**

At December 31, 2006 USD 97.5 million (2005: USD 99.9 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

Taxes other than income taxes consist of excise duties, value added taxes, withholding taxes and wage taxes.

Trade and other payables are mainly composed of currencies in USD, EUR, GBP and CHF.

19 Employee Benefits

The Company has several different defined benefit pension plans (in Switzerland, in the United Kingdom and in Belgium) covering substantially all of its employees, requiring contributions to be made to separately administered funds.

The following tables summarize the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the Consolidated Income Statement.

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2006	2005
Discount factor	3.9%	3.7%
Expected investment yield	4.9%	4.8%
Future pay increases	2.4%	2.1%
Future pension increases	1.7%	1.6%

The assumptions are weighted on the present value of the respective defined benefit obligations. The overall expected investment yield is a weighted average of the expected returns of the different asset categories as shown below. The assessment of the expected returns on investments by the Company is based on historical return trends and analysts' predictions of the market for the respective categories in the next twelve months.

Changes in the present value of the defined benefit obligation are as follows:

(in millions of USD)	2006	2005
Defined benefit obligation at January 1,	128.7	–
Obligation acquired on acquisition	11.8	147.1
Interest cost	5.6	5.1
Current service costs	6.0	6.7
Contributions by plan participants	2.2	–
Benefits paid	(7.1)	(4.6)
Actuarial losses/(gains) on obligation	(5.7)	3.6
Plan curtailments/settlements	1.2	(9.8)
Exchange differences	13.8	(19.4)
Defined benefit obligation at Dec 31,	**156.5**	**128.7**

During 2005, the pension scheme in Switzerland was changed from a benefit-oriented to contribution-oriented plan. Under IAS 19 *Employee Benefits*, this contribution-oriented plan is also treated as a defined benefit plan. The change resulted in a lower defined benefit obligation of USD 9.8 million in 2005.

Changes in fair value of plan assets are as follows:

(in millions of USD)	2006	2005
Fair value of plan assets at January 1,	110.0	–
Plan assets acquired on acquisition	7.2	107.8
Actual return on assets	6.1	5.2
Contributions by employers	7.5	4.6
Contributions by employees	2.3	1.6
Benefits paid	(7.1)	(4.6)
Plan settlement	0.3	–
Actuarial gains	4.1	10.6
Exchange differences	11.8	(15.2)
Fair value of the plan assets at Dec 31,	**142.2**	**110.0**

Retirement Benefit Obligation

(in millions of USD)	2006	2005
Defined benefit obligation at December 31,	(156.5)	(128.7)
Fair value of plan assets at December 31,	142.2	110.0
Deficit	**(14.3)**	**(18.7)**
Unrecognized net actuarial gain	(13.9)	(3.8)
Retirement benefit obligation	**(28.2)**	**(22.5)**

Net Benefit Income/(Expense)

(in millions of USD)	2006	2005
Current service costs	(6.0)	(5.0)
Interest cost on benefit obligation	(5.6)	(5.1)
Expected return on plan assets	6.1	5.2
Net actuarial (loss)/gain recognized in the year	(0.3)	0.7
Past service costs	–	(0.2)
Plan curtailments/settlements	(1.2)	9.8
Net benefit (expense)/income	**(7.0)**	**5.4**

The net benefit expense is recognized in personnel expenses on the Income Statement.

Total employer contributions to the defined benefit pension plans in 2007 are expected to be approximately USD 5.4 million.

The major categories of plan assets at the balance sheet dates are as follows:

in %	2006	2005
Equity instruments	52.4	50.0
Debt instruments	18.5	21.1
Property	13.2	13.0
Other assets	15.9	15.9
Net benefit expense	**100.0**	**100.0**

The actual return on plan assets for 2006 was USD 7.8 million (2005: USD 15.9 million).

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by, the Company.

The history of experience adjustments are as follows:

(in millions of USD)	2006	2005
Defined benefit obligation at December 31,	(156.5)	(128.7)
Fair value of plan assets at December 31,	142.2	110.0
Deficit at December 31,	**(14.3)**	**(18.7)**
Experience adjustment (gain) on plan liabilities	(5.2)	(0.5)
Experience adjustment gain on plan assets	3.9	10.6

20 Provisions

(in millions of USD)	Litigation	Environmental Remediation	Other	Total
Balance at January 1, 2005	–	–	–	–
Additions acquired through acquisition	–	2.5	–	2.5
Additions	–	–	–	–
Utilized	–	(0.3)	–	(0.3)
Transfer to liabilities classified as held for sale	–	–	–	–
Balance at December 31, 2005	**–**	**2.2**	**–**	**2.2**
Additions acquired through acquisition	–	20.9	4.8	25.7
Additions	0.7	4.9	6.0	11.6
Utilized	–	(0.6)	–	(0.6)
Transfer to liabilities classified as held for sale	–	(0.1)	–	(0.1)
Balance at December 31, 2006	**0.7**	**27.3**	**10.8**	**38.8**

Litigation

The provision for legal settlement relates to a claim made by a former employee for circumstances surrounding termination of the employee's employment contract. Proceedings have been stayed for the moment, until certain questions in connection with the case are resolved.

Environmental Remediation

The provisions for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The environmental provisions relate primarily to soil and groundwater contamination for which costs are expected to be incurred through 2021, however timing and amounts of future outflows are uncertain.

Other

Amounts included in other provisions relate primarily to an early retirement scheme in Belgium for which employees can opt for early retirement from the age of 56 onwards, if certain criteria are met. Payments are made until the person reaches the legal pension age in Belgium of 65. Also included in this category is our estimated liability for unmetered natural gas consumption as a result of a faulty bypass valve. Appropriate actions have been taken by the company to notify the supplier, however given the early status of the situation, future timing of outflows are unknown.

Emission Rights

At year end 2006 the total of actual emissions did not exceed the number of granted emission credits held. As there was a surplus, no provision was recorded at year end 2006.

21 Minority Interest

Minority interest represents the portion of profit or loss and net assets in subsidiaries that are not held by the Company and are presented separately within the Consolidated Income Statement and within equity in the Consolidated Balance Sheet.

22 Shareholders' Equity

Share Capital

	Share Capital in millions of USD	Share Capital in millions of CHF	Number of shares	Nominal value per share in CHF
Issued share capital	459.7	560.3	61,036,600	9.18
Authorized share capital	131.5	160.4	17,468,300	9.18
Conditional share capital	168.3	205.4	22,375,300	9.18

The share capital at December 31, 2006 amounts to USD 459.7 million (CHF 560.3 million) translated at the historical foreign exchange rate at the date of the relevant transactions.

No preference shares have been issued during the period and the Company did not hold any treasury shares at year end.

Details of Share Capital Movements

Prior to the reverse acquisition on August 21, 2006, where Petroplus Holdings AG issued shares in exchange for all shares in RIVR, RIVR was considered the ultimate holding company of the group. The movements in the share capital over the last two years, expressed in number of shares, are as follows:

(Number of shares)		Petroplus Holdings AG	RIVR Acquisition B.V.
January 1,	**2005**	**–**	**1,800,000**
March 16,	2005[1)]	–	240,387,500
December 31,	**2005**	**–**	**242,187,500**
February 20,	2006		
– August 21,	2006[2)]	2,218,450	
August 21,	2006[3)]	38,118,150	(242,187,500)
November 29,	2006[4)]	18,000,000	
Dezember 5,	2006[5)]	2,700,000	
December 31,	**2006**	**61,036,600**	**–**

1) As of March 16, 2005, RIVR increased its share capital by 240,387,500 shares. The authorized share capital as per December 31, 2005 was comprised of 242,187,500 ordinary shares, all of which have been fully paid.

2) Petroplus Holdings AG (formerly Argus Atlantic Energy Limited) was incorporated in Bermuda with an authorized share capital of USD 48,000, comprising 4,800,000 common shares of par value USD 0.01 per share. On February 23, 2006, the authorized share capital was increased from USD 48,000 to USD 2,000,000, of which USD 48,000 comprised 4,800,000 common shares of par value USD 0.01 per share that were issued on that day. In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from USD 0.01 to USD 7.50 per share by leaving the issued share capital unchanged at USD 48,000, resulting in 6,400 issued common shares of par value USD 7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value USD 7.50 were issued out of the authorized share capital of USD 2,000,000, resulting in a total issued share capital of USD 1,080,000, consisting of 144,000 common shares of par value USD 7.50 each. On August 1, 2006, Argus's authorized share capital was increased from USD 2,000,000 to USD 750,000,000, out of which USD 15,558,375 comprised 2,074,450 common shares at par value USD 7.50 per share that were issued on the same day, leading to a total issued share capital of USD 16,638,375, consisting of 2,218,450 common shares at par value USD 7.50 each.

3) On August 21, 2006, Argus Atlantic Energy Limited's issued share capital was increased from USD 16,638,375 to USD 302,524,500 by issuing 38,118,150 common shares of par value USD 7.50 out of Argus's authorized share capital of USD 750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR. Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to USD 302,524,500, consisting of 40,336,600 common shares of par value USD 7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss Francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

[4] Pursuant to a shareholders resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their pre-emptive rights and the share capital increase was registered in the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006.

[5] On December 5, 2006 the Board issued 2,700,000 shares with a total nominal value of CHF 24.8 million. The shares were issued due to the exercise of the over-allotment option granted in the course of the Initial Public Offering ("IPO").

Authorized Share Capital

At the extraordinary shareholders' meeting held on November 29, 2006, the Board of Directors received the authorization to increase the share capital at any time until November 29, 2008 by a maximum amount of CHF 185.2 million by issuing a maximum of 20,168,300 of fully paid shares with a nominal value of CHF 9.18 each. On December 5, 2006 the Board of Directors issued 2,700,000 shares with at total nominal value of CHF 24.8 million. The shares were issued due to the exercise of the over-allotment option granted in the course of the IPO. The outstanding authorized share capital at December 31, 2006 amounts to CHF 160.4 million (USD 131.5 million), compromising of 17,468,300 shares.

Conditional Share Capital

The additional conditional share capital approved at the extraordinary shareholders' meeting held on November 29, 2006 is reduced by the amount used by the Board of Directors regarding share capital increases out of authorized capital based on the Articles of Association of Petroplus Holdings AG. The outstanding conditional share capital at December 31, 2006 amounts to CHF 205.4 million (USD 168.3 million), compromising of 22,375,300 shares.

Initial Public Offering ("IPO")

The Company received net proceeds from the issuance of 20,700,000 shares upon IPO on November 30, 2006 and the exercise of the over-allotment option thereafter of USD 1.0 billion. The Company recorded directly attributable costs of USD 46.2 million, of which USD 42.9 million have been recorded directly in equity.

Equity Instruments

Petroplus has granted a total of 2,742,634 options to members of the Board of Directors, Senior Management and employees. 2,420,134 of these options were granted by Petroplus Holdings AG to those individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each of these options provides the holder the right to purchase one share at a price of USD 15.80, become fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the Board of Directors), have a duration of ten years and are subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. Out of the total of 2,420,134 options, 1,109,225 vested upon the IPO on November 30, 2006, another 1,109,225 options will vest on July 31, 2008 and the remaining 201,684 options will vest on June 1, 2009.

The second plan, the Equity Participation Plan, has 322,500 options outstanding. These are options the Board of Directors granted upon completion of the IPO. Each of these 322,500 options provides the holder with the right to purchase one share at the offer price of CHF 63.00. The options have a duration of ten years and will vest in equal amounts on November 29, 2007, 2008 and 2009. Further details on the Equity Participation Plan are described in Note 24. None of the options described above were exercised in 2006.

Dividend Policy

Under Swiss law, the extent to which shareholders' equity is freely distributable is not determined by the consolidated financial information but rather by the Company's statutory Financial Statements prepared in accordance with Swiss law. No dividends were paid or proposed during the period presented.

23 Earnings per Share

The following table shows the basis of income used for the calculation of basic and diluted earnings per share ("EPS"):

(in millions of USD)	2006	2005
Net income attributable to ordinary shareholders of the parent	443.4	(2.7)
Net income from discontinued operations	369.5	26.5
Net income from continuing operations attributable to ordinary shareholders of the parent	73.9	(29.2)

Basic EPS are calculated by dividing the net income attributable to shareholders of Petroplus Holdings AG by the weighted average number of shares outstanding.

Basic earnings per share	2006	2005
Weighted average number of shares outstanding (in shares)	40,690,850	28,789,010
Basic earnings per share calculated on		
Income/(loss) from continuing operations (in USD)	1.82	(1.01)
Discontinued operations (in USD)	9.08	0.92
Net income/(loss) attributable to ordinary shareholders of the parent (in USD)	**10.90**	**(0.09)**

To calculate diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Petroplus Holdings AG shares.

Diluted earnings per share	2006	2005
Weighted average number of shares outstanding (in shares)	42,152,871	28,789,010
Diluted earnings per share calculated on		
Income/(loss) from continuing operations (in USD)	1.75	(1.01)
Discontinued operations (in USD)	8.76	0.92
Net income/(loss) attributable to ordinary shareholders of the parent (in USD)	**10.51**	**(0.09)**

Calculation of weighted average number of dilutive shares		
Weighted average number of ordinary shares for basic earnings per share	40,690,850	28,789,010
Effect of dilution of share options	1,462,021	–
Weighted average number of ordinary shares adjusted for the effect of dilution	42,152,871	28,789,010

Options equivalent to 322,500 shares were excluded from the calculation of diluted EPS as they were not dilutive.

24 Share-Based Payments

The share option scheme of the Company, the Equity Participation Plan, is an equity-settled share-based payment plan. The services the Company receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses.

Each option converts into one ordinary share of Petroplus Holdings AG upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The options may be exercised at any time from the date of vesting to the date of expiry. The options can only be exercised when the employee remains in the Company's employ or service.

Option series (in CHF)	Number	Grant date	Vesting period	Expiry date	Exercise price	Fair value at grant date
Series 1(1/3)	107,500	Nov. 29, 2006	1 year	Nov. 29, 2016	63.0	63.0
Series 1(1/3)	107,500	Nov. 29, 2006	2 years	Nov. 29, 2016	63.0	63.0
Series 1(1/3)	107,500	Nov. 29, 2006	3 years	Nov. 29, 2016	63.0	63.0
Total	**322,500**				**63.0**	**63.0**

The options, as depicted above, have a three-year graded vesting scheme, with one third of the options vesting each year. The options will be fully vested as of November 29, 2009.

The weighted average fair value of the share options granted during the financial year is CHF 28.31 per option. In connection with the adoption of IFRS 2 *Share-based Payment* we assessed our valuation technique and related assumptions. Consistent with the provisions of IFRS 2, we estimated the fair value of stock option on the date of grant using the Black-Scholes Option Valuation Model using the assumptions in the following table:

Inputs into the model	Series 1
Grant date share price (in CHF)	63.0
Exercise price (in CHF)	63.0
Expected volatility	32.3%
Option life (in years)	10
Dividend yield	0.2%
Risk-free interest rate	2.3%

The risk-free interest rate is based on yields of the Swiss Confederation bonds on the date of grant with the maturity date approximately equal to the expected life at the grant date. The expected life of the options is equal to the expiration date. The Company derives its expected volatility based on the average volatility of our main competitors' share price over the past year.

The following table shows, for 2006 and 2005, the number of options at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices.

in CHF	2006 Number of options	2006 Weighted average exercise price	2005 Number of options	2005 Weighted average exercise price
Balance at January 1,	–	–	–	–
Granted during the year	322,500.0	63.0	–	–
Forfeited during the year	–	–	–	–
Exercised during the year	–	–	–	–
Expired during the year	–	–	–	–
Balance at December 31,	**322,500.0**	**63.0**	**–**	**–**
Exercisable at December 31,	–	–	–	–

In 2006, no options granted under the Equity Participation Plan had been exercised. The share options outstanding at the end of the financial year had an exercise price of CHF 63.00 and a weighted average remaining contractual life of 10 years.

Total expense for Equity Participation Plan for the year ended December 31, 2006 was USD 0.3 million, net of taxes.

25 Leases

Finance Lease Commitments – Company is Lessee
The Company has one major contract which contains a finance lease for a hydrogen unit (Air Product contract). Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

(in millions of USD)	2006 Minimum lease payments	2006 Present value of payments	2005 Minimum lease payments	2005 Present value of payments
Within one year	5.2	3.3	3.0	1.4
After one year but not more than five years	14.3	8.7	11.9	6.7
More than five years	26.5	21.3	26.7	21.1
	46.0	**33.3**	**41.6**	**29.2**
Less amounts for finance charge	(12.7)		(12.4)	
Present value of the minimum payments	**33.3**	**33.3**	**29.2**	**29.2**

Under the hydrogen supply contract a third party supplies the Company with hydrogen whereby the supplier legally owns and operates an asset on the site of the Company. Petroplus effectively purchases all of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for the Company to purchase the asset.

Total rent expense for finance lease for the years ended December 31, 2006 and 2005 was USD 4.9 million and USD 4.4 million, respectively.

Operating Lease Commitments – Company is Lessee
The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

(in millions of USD)	2006	2005
Within one year	13.0	11.2
After one year but not more than five years	21.0	16.9
More than five years	44.3	38.4
Total operating lease commitments – Company is lessee	**78.3**	**66.5**

Total rent/hire and commercial expense for operating lease for the year ended December 31, 2006 and 2005 was USD 13.1 million and USD 4.6 million, respectively.

Operating Lease Commitments – Company is Lessor
The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

(in millions of USD)	2006	2005
Within one year	18.4	25.6
After one year but not more than five years	3.1	21.5
More than five years	–	–
Total operating lease commitments – Company is lessor	**21.5**	**47.1**

Bitumen Supply Contract
Under the bitumen supply contract the Company is supplied with crude oil feedstock and converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approx. USD 1.5 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003. After a five year period the counterparty has the right to terminate the agreement. Therefore, the operating lease commitment in the above table does include only the five year period. Additionally the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput Deal
Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low sulfur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title to the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approx. USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can at any time by either party be terminated by serving a notice of termination.

26 Other Commitments and Contingencies

Legal Contingencies
We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 2004, BRC cancelled an IT contract with one consulting firm in favor of another firm. Subsequently, an employee of the prior consulting company also left and joined the new firm providing services to BRC. As a result, the previous company has filed a claim against BRC for KUSD 587 (KEUR 447) including interest for wrongful competition and abuse of confidential information. The case is still pending in court and is currently not being pursued by the claiming party.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiv-

ing the letter, BRC had transferred the payment to the contractors account. The Belgian Ministry of Finance has asserted a claim for USD 4.5 million (EUR 3.4 million) plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, KUSD 54 (KEUR 41), which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately USD 2.5 million (EUR 1.9 million).

Contingent Liabilities
In the past, CARBURA (the Swiss organisation for the compulsory stockpiling of oil products) has contributed a compensation for costs relating to water as well as fire protection mandatory by government. The contingent liabilities at December 31, 2006 amount to USD 3.2 million (CHF 4 million) and will expire in December 2011.

Other Commitments
The sale commitments as at December 31, 2006 amount to USD 18.2 million, the purchase commitments as at December 31, 2006 amount to USD 3.5 million. The commitments represent mainly contractual obligations for future crude oil sales. These obligations were calculated using information current as of December 31, 2006 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligation to change.

Letter of Credits/Guarantee
Contingent liabilities related to letters of credit were USD 612.7 million at December 31, 2006 (2005: USD 567.7 million). Contingent liabilities related to guarantees were USD 94.2 million at December 31, 2006 (2005: USD 73.2 million).

27 Number of Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

Number of employees	December 31, 2006[1]	December 31, 2005[1]
Switzerland	339	307
Belgium	346	140
United Kingdom	178	242
The Netherlands	–	191
Other	62	138
Total	**925**	**1,018**

[1] Includes employees of our non-core businesses that had not yet been sold during the periods indicated.

28 Financial Instruments

Risk Assessment
The financial results of the Company can be influenced by the fluctuation of oil prices and foreign currencies. The Company is further exposed to interest, credit and country risks.

Oil Price Risks
Due to the nature of its business, the Company has a significant exposure to fluctuation of crude and oil products prices and refinery margins as part of its normal operations. The company therefore manages these price risks in commodities derivatives markets to protect gross margin from its refineries oil stocks and from adverse oil price movements.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the discontinued refinery margin hedge program, a portion of the refinery output in 2006 and 2005 was hedged in order to secure a refining margin. The volume of open future and swap contracts as at December 31, 2006 and 2005 are as follows:

Futures

Crude	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(2,628.0)	(1,537.0)
	(2,628.0)	**(1,537.0)**

Gasoil	thousand of MT	thousand of MT
Maturing in less than 1 year	(128.9)	3.2
	(128.9)	**3.2**

Swaps

Refining Margin	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(12,900.0)	(43,034.1)
Maturing between 1 to 2 years	(12,000.0)	(42,600.0)
Maturing between 2 to 3 years	–	(22,800.0)
	(24,900.0)	**(108,434.1)**

Crude	thousand of bbl	thousand of bbl
Maturing in less than 1 year	(1,027.0)	–
	(1,027.0)	**–**

Products	thousand of MT	thousand of MT
Maturing in less than 1 year	(126.5)	(49.9)
	(126.5)	**(49.9)**

Freight	thousand of MT	thousand of MT
Maturing in less than 1 year	1,080.0	2,355.0
Maturing between 1 to 2 years	–	1,560.0
	1,080.0	**3,915.0**

Minimum Operating Stock	thousand of bbl	thousand of bbl
Maturing in less than 1 year	–	(9.0)
Maturing between 1 to 2 years	–	(2,950.0)
Maturing between 2 to 3 years	–	(568.3)
	–	**(3,527.3)**

Options

Refining Margin	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing between 2 to 3 years	–	(4,800.0)
	–	**(4,800.0)**

Gasoil	thousand of MT	thousand of MT
Maturing in less than 1 year	–	(15.0)
	–	**(15.0)**

Foreign Currency Risks

The Company is exposed to foreign currency exchange risks in the following areas:

- transaction risks: associated with existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- translation risks of foreign investments (including results); and
- translation of debt denominated in currencies other than the relevant companies' functional currency.

In order to keep the currency risk at an acceptable level, the Company uses financial instruments (swaps and forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged. The open foreign currency exchange contracts as at December 31, 2006 and 2005 are as follows:

Contract Amounts

Swap Contracts

(in millions of USD) Maturing	31.12.2006 in 1 year	31.12.2006 between 1 to 2 years	31.12.2005 in 1 year	31.12.2005 between 1 to 2 years
Buy/Sell				
CHF/GBP	48.4	–	–	–
CHF/USD	151.9	–	–	–
CHF/EUR	–	–	40.6	–
EUR/GBP	13.4	–	–	–
EUR/USD	193.3	–	15.5	–
USD/GBP	–	–	1.1	–
USD/EUR	–	–	58.0	–
GBP/EUR	–	–	8.5	–
CZK/EUR	1.5	–	–	–
Total Buy	**408.5**	**–**	**123.7**	**–**

(in millions of USD) Maturing	31.12.2006 in 1 year	31.12.2006 between 1 to 2 years	31.12.2005 in 1 year	31.12.2005 between 1 to 2 years
Sell /Buy				
EUR/CHF	(632.2)	–	–	–
EUR/CZK	–	–	(0.7)	–
USD/CHF	(69.8)	–	–	–
USD/EUR	(11.9)	–	–	–
GBP/CHF	(26.7)	–	–	–
GBP/EUR	(13.7)	–	(22.0)	–
GBP/USD	(20.2)	–	(1.8)	–
Total Sell	**(774.5)**	**–**	**(24.5)**	**–**
Total contract amounts net	**(366.0)**	**–**	**99.2**	**–**

Contract Amounts

Forward Contracts

(in millions of USD) Maturing	31.12.2006 in 1 year	31.12.2006 between 1 to 2 years	31.12.2005 in 1 year	31.12.2005 between 1 to 2 years
Buy/Sell				
CHF/USD	31.9	–	79.1	31.9
CHF/EUR	–	–	0.4	–
EUR/USD	16.9	–	95.8	21.2
USD/CHF	29.0	–	27.0	–
USD/CZK	17.0	–	12.4	–
USD/EUR	4.8	–	14.0	–
GBP/USD	19.2	–	48.1	19.2
Total Buy	**118.8**	**–**	**276.8**	**72.3**
Sell/Buy				
EUR/CHF	(10.5)	–	–	–
EUR/USD	(1.3)	–	–	–
USD/CHF	(12.0)	–	(35.0)	–
USD/EUR	(150.0)	(62.5)	–	–
USD/GBP	–	–	(21.0)	–
USD/CZK	(6.1)	–	–	–
GBP/USD	(74.8)	–	(91.2)	–
GBP/EUR	–	–	(7.7)	–
Total Sell	**(254.7)**	**(62.5)**	**(154.9)**	**–**
Total contract amounts net	**(135.9)**	**(62.5)**	**121.9**	**72.3**

Interest Rate Risks

The Company can be exposed to interest rate risk mainly through interest-bearing net debt. The Company's interest rate risk management aims to reduce the volatility of interest costs in the Income Statement. As of December 31, 2006 only cash and short-term deposits were exposed to interest rate risks (see Note 9). As of December 31, 2005 the only balances exposed to interest rate risks was cash and short-term deposits (see Note 9) and short- and long-term debts (see Note 17).

Credit Risk

The Company limits the risk of bad debts by obtaining bank securities such as bank guarantees or letters of credit, taking credit insurance, and assessing the creditworthiness of the parties with which it trades. The Company's trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies.

Other Insurable Risks

To manage its larger business risks – including property risks, marine cargo, loss of profits, losses and liability – the Company maintains comprehensive Company-wide insurance coverage. Damages as a consequence of business interruption are included in the insurance coverage for the refinery operations of Teesside, Cressier and BRC.

Other Financial Instruments

Other financial instruments in the balance sheet are cash and short-term deposits, trade receivables, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments that are included in the Consolidated Financial Statements.

Fair Values

(in millions of USD)	2006 Carrying amount	2006 Fair value	2005 Carrying amount	2005 Fair value
Financial assets				
Trade receivables, net	546.9	546.9	436.9	436.9
Financial assets available for sale	2.2	2.2	1.8	1.8
Other financial assets	19.1	19.1	–	–
Other receivables and prepayments	193.9	193.9	111.4	111.4
Derivative financial instruments				
Refining margin and freight hedges	151.7	151.7	53.1	53.1
Crude oil and product hedges	66.2	66.2	202.8	202.8
Foreign exchange hedges	21.1	21.1	1.2	1.2
Total derivative financial instruments	**239.0**	**239.0**	**257.1**	**257.1**
Cash and short-term deposits	91.6	91.6	65.9	65.9
Financial liabilities				
Interest-bearing loans and borrowings	–	–	555.3	555.3
Finance lease commitments	33.3	33.3	29.2	29.2
Trade payables	567.9	567.9	649.0	649.0
Derivative financial instruments				
Refining margin and freight hedges	54.0	54.0	81.5	81.5
Crude oil and product hedges	196.2	196.2	364.9	364.9
Foreign exchange hedges	9.9	9.9	9.6	9.6
Total derivative financial instruments	**260.1**	**260.1**	**456.0**	**456.0**

Market values or recent at arm's length transactions have been used to determine the fair values of the derivative financial instruments. Therefore, the carrying amount equals to the fair value of these items.

29 Related Parties

The Company had a related party relationship with its major shareholder RIVR Holding B.V., its subsidiaries, its associated companies, other investments, and its key management personnel.

All related party transactions between the Company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Commercial Transactions

During the year, Petroplus entered into the following commercial transactions with related parties that are not subsidiaries of the Company:

(in millions of USD)	Sales of goods 2006	Sales of goods 2005	Purchases of goods 2006	Purchases of goods 2005	Other transactions 2006	Other transactions 2005	Amounts owed by related parties December 31, 2006	Amounts owed by related parties December 31, 2005	Amounts owed to related parties December 31, 2006	Amounts owed to related parties December 31, 2005
Associates										
Dragon LNG Group Ltd, GB	–	–	–	–	–	–	58.4	63.7	–	–
Sempachtank AG	–	–	–	–	0.1	–	–	–	–	–
RBE-Rheinische Bio Ester GmbH & Co. KG	–	0.8	–	–	–	–	0.5	0.8	–	–
S.A. du Pipeline a Prod. Petroliers Terr. G.	–	–	0.6	0.9	–	–	–	–	–	–
Pflichtlagergesellschaft für Mineralöle	2.3	2.9	–	–	–	–	0.2	0.2	–	–
Sociéte Génevoise des Pétroles SA	–	–	0.1	0.2	0.5	0.4	2.1	2.2	0.1	–
	2.3	**3.7**	**0.7**	**1.1**	**0.6**	**0.4**	**61.2**	**66.9**	**0.1**	**–**

Sales to and purchases from related parties are made at normal market prices or set at transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured and interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with RIVR Holding B.V. and its Subsidiaries
As of August 21, 2006, Petroplus International B.V. had a note receivable in the amount of USD 224.5 millions including principal and interest thereunder to RIVR Holding B.V. The loan was repaid back on December 8, 2006. The interest paid on this loan was USD 3.7 millions. The sale of non-core companies to subsidiaries of RIVR Holding B.V. (RIVR Divestment B.V. and 4Gas group) are disclosed in Note 7.

Compensation of Key Management Personnel
From 2005 until May 2006 the board and executive management of RIVR was considered the Company's key management personnel. The executive management of RIVR counted four members and the board seven members. The management of RIVR resigned by the time the new management was appointed in May 2006. At the end of 2006, the new key management personnel of the Company comprised of fourteen members. There were nine non-executive members of the Board of Directors, Mr. Thomas O'Malley as the Chairman of the Board of Directors and Chief Executive Officer as well as four executive members of the Senior Management.

The compensation for key management personnel as described above was as follows:

(in millions of USD)	2006	2005
Short term employee benefits	8.2	13.1
Post-employment benefits	0.2	0.3
Other long-term benefits	–	–
Termination benefits	3.2	–
Share-based payments	–	–
Total compensation of key management personnel	**11.6**	**13.4**

The compensation of key management personnel is determined by the Compensation Committee having regard to the performance of the individual and market trends.

30 Acquisitions

Acquisition of RIVR Acquisition B.V. in 2006

On August 21, 2006, Petroplus Holding AG (formerly Argus Atlantic Energy Limited, Bermuda), acquired the entire share capital of RIVR, by means of a share-for-share exchange. RIVR Holding B.V., the sole shareholder of RIVR, received 38,118,150 registered shares in the Company in direct proportion to its shareholding in RIVR. In accordance with IFRS 3 Business Combinations, this transaction has been treated as a reverse acquisition. In a reverse acquisition, the cost of the business combination shall be allocated by measuring the identifiable assets, liabilities and contingent liabilities of the legal parent.

The balance sheet of the legal parent, Petroplus Holdings AG, as per the date of transaction consisted primarily of USD 31.1 million of cash, investments in subsidiaries, other current assets, and share capital in the corresponding amount. The purchase price consideration has been allocated as follows:

Purchase Consideration

(in millions of USD)	
Purchase price	31.1
Total purchase consideration	**31.1**

Purchase price allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash	31.1	31.1
Net assets acquired	**31.1**	**31.1**

Total purchase consideration paid in cash[1]	–
Cash acquired	(31.1)
Net cash inflow from transaction	**(31.1)**

1) The purchase price was paid through the issuance of shares of Petroplus Holdings AG.

In accordance with IFRS 3 *Business Combinations*, the Consolidated Financial Statements of Petroplus in this reverse acquisition are a continuation of those of RIVR immediately before the business combination. Due to the fact that Petroplus Holdings AG was a dormant company until the date of the reverse acquisition, revenue and income would not change if the reverse acquisition had occurred on January 1, 2006.

Acquisition of European Petroleum Holdings N.V. in 2006

On May 31, 2006, the Company acquired 100% of the voting shares of EPH. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The Company has performed a preliminary purchase price allocation as of May 31, 2006 and as of this date no intangible assets or goodwill were identified. Once the valuation has been finalized, the Company will adjust the purchase price allocation if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase Consideration

(in millions of USD)	
Purchase price	506.8
Fees	4.4
Total purchase consideration	**511.2**

Purchase Price Allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	82.0	82.0
Inventories	294.3	294.3
Trade receivables	156.4	156.4
Property, plant and equipment	165.0	521.4
Other assets	18.9	18.9
Total assets	**716.6**	**1,073.0**
Liabilities acquired		
Interest-bearing loans	209.9	209.9
Provisions and accruals	32.2	32.2
Deferred tax liabilities	0.4	107.3
Trade payables	200.5	200.5
Other liabilities	11.9	11.9
Total liabilities	454.9	561.8
Net assets acquired	**261.7**	**511.2**

Total purchase consideration	511.2
Cash acquired	(82.0)
Net cash outflow from transaction	**429.2**

Since May 31, 2006, EPH contributed USD 46.0 million of net income to the Company for the year ended December 31, 2006.

If the Company had acquired EPH as of January 1, 2006, the total Company's revenues for the twelve months ended December 31, 2006 would have been approximately USD 1.3 billion higher. Additionally, the consolidated net income would have been approximately USD 490.5 mil-

lion, or USD 47.0 million higher than the amounts shown in the Consolidated Income Statement.

Acquisition of Petroplus International B.V. in 2005

On March 17, 2005, RIVR Acquisition B.V. acquired Petroplus International B.V. ("PPI") and its subsidiaries. During the tender and post-tender acceptance period of the public offer, the majority of the shares of PPI were acquired. The remainder was acquired through a squeeze-out procedure. PPI was delisted from the Euronext exchange in Amsterdam, The Netherlands, on April 19, 2005. As from March 31, 2005, the operating results of PPI are included in the Consolidated Income Statement. The total purchase price amounted to USD 372.3 million.

Purchase Consideration

(in millions of USD)	
Purchase price	364.0
Fees	8.3
Total purchase consideration	**372.3**

Purchase Price Allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	117.2	117.2
Inventories	349.9	509.2
Trade receivables	625.0	625.0
Property, plant and equipment	548.8	789.0
Intangible assets	33.2	6.1
Other assets	190.7	202.6
Total assets	**1,864.8**	**2,249.1**
Liabilities acquired		
Interest-bearing loans	522.2	551.8
Provisions and accruals	34.7	58.9
Deferred tax liabilities	–	27.4
Derivative financial instruments	–	227.3
Trade payables	653.0	653.0
Other liabilities	358.1	358.1
Total liabilities	**1,568.0**	**1,876.5**
Net assets acquired	**296.8**	**372.6**
Excess of net assets acquired over costs[1]		(0.3)

Total purchase consideration	372.3
Cash acquired	(117.2)
Net cash outflow from transaction	**255.1**

[1] The excess of net assets at fair value over costs has been recorded in the Income Statement.

Since March 31, 2005, PPI has contributed USD 10.3 million of net income to RIVR for the year ended December 31, 2005.

If RIVR had acquired PPI as of January 1, 2005, the total revenues for the twelve month ended December 31, 2005 would have been approximately USD 1.7 billion higher and its consolidated net income would have been approximately USD 2.3 million, or USD 3.9 million, higher than shown in the Consolidated Income Statement.

31 Disposals of Subsidiaries

Details pertaining to disposals in 2006 and 2005 are presented below. Further information is also disclosed in Notes 7 and 8.

(in millions of USD)	2006	2005
Disposal Consideration	610.0	26.5
Book value of net assets sold		
Current assets	552.4	–
Non-current assets	232.3	–
Current liabilities	461.1	–
Non-current liabilities	83.1	–
Net assets disposed of	**240.5**	**–**
Less results of operations for the period	**20.2**	**14.0**
Gain on disposal	**349.3**	**12.5**

Net Cash Inflow on Disposal

Total disposal consideration	610.0	26.5
Plus cash received from prior year disposals	10.4	–
Plus net income from operations, before depreciation	20.2	22.4
Less cash payments not yet received	(13.8)	(10.4)
Less: cash and cash equivalent balances disposed of	(28.1)	–
Net cash inflow on disposal	**598.7**	**38.5**

Details of Gain/(Loss) from Disposals

(in millions of USD)	2006	2005
4Gas B.V.	279.6	–
Frisol/Oxyde	15.9	–
Milford Haven Tankstorage	83.8	–
Tankstorage facilities	(26.7)	–
UK Cards Business	–	7.7
Others	(3.3)	4.8
Total gain/(loss) from disposals	**349.3**	**12.5**

The cash flow details for the discontinued operations have not been presented, as such information is unavailable and would require significant assumptions on behalf of the Company.

32 Subsidiaries

Subsidiary	Share capital (in millions local currency)		2006	2005
Switzerland				
Oléduc du Jura Neuchâtelois S.A., Cornaux	CHF	1.000	80.0%	80.0%
Petroplus Marketing AG, Zug	CHF	15.000	100.0%	100.0%
Petroplus Refining Cressier SA, Cressier	CHF	5.000	100.0%	100.0%
Petroplus Switzerland, Zug	CHF	25.000	100.0%	100.0%
Petroplus Tankstorage AG, Zug	CHF	5.000	100.0%	100.0%
Petrotrade B.V. (branch office), Zug[2)]		–	100.0%	–
Sociéte Immobiliere Les Planches Vallier SA, Cressier	CHF	0.050	100.0%	100.0%
Belgium				
Antol N.V., Lier[2)]	EUR	1.180	100.0%	–
Belgian Refining Corporation N.V., Antwerp[2)]	EUR	29.650	100.0%	–
European Petroleum (EP) Plant N.V., Antwerp[2)]	EUR	0.186	100.0%	–
Jely BVBA, Lier[2)]	EUR	0.200	100.0%	–
Petrobel N.V., Kontich[2)]	EUR	0.372	100.0%	–
Petroplus Refining Antwerp Bitumen N.V. , Antwerp	EUR	14.018	100.0%	100.0%
Petroplus Refining Antwerp N.V., Antwerp	EUR	21.890	100.0%	100.0%
Universal Holding N.V., Antwerp	EUR	8.205	100.0%	100.0%
Cyprus				
Rivermill Investments Ltd., Nicosia	EUR	0.002	99.9%	70.0%
Czech Republic				
Marimpex Prague (branch office), Prague		–	100.0%	100.0%
Petroplus Czech Republic s.r.o., Prague	CZK	31.000	100.0%	100.0%
France				
Marimpex France SA (in liquidation)	EUR	0.015	100.0%	100.0%
SKI Patricipations SA, Villeneuve d'Ascq	EUR	0.045	100.0%	100.0%
Societe Francaise du Pipeline du Jura, Paris	EUR	3.114	100.0%	100.0%

Subsidiary		Share capital (in millions local currency)	2006	2005
Germany				
Marimpex Mineralöl Handelsgesellschaft mbH, Hamburg	EUR	6.647	100.0%	100.0%
Petroplus Immobilien Dortmund GmbH, Dortmund[1]	EUR	–	–	100.0%
Petroplus Mineralölprodukte Deutschland GmbH, Plochingen	EUR	2.338	100.0%	100.0%
Petroplus Tankanlagen Dortmund GmbH, Dortmund[1]	EUR	–	–	100.0%
Petroplus Tankstorage Neuss GmbH, Neuss[1]	EUR	–	–	100.0%
Petroplus Tankstorage Plochingen GmbH, Plochingen[1]	EUR	–	–	100.0%
Petroplus Tankstorage Salzgitter GmbH, Salzgitter[1]	EUR	–	–	100.0%
The Netherlands				
European Petroleum Corporation (EPC) B.V., Rotterdam[2]	EUR	27.221	100.0%	–
European Petroleum Trading (EPT) B.V., Rotterdam[2]	EUR	0.018	100.0%	–
Frisol B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
LionGas B.V., Rotterdam[1]	EUR	–	–	100.0%
Oxyde Chemicals B.V., Amstelveen[1]	EUR	–	–	100.0%
Petroplus Antwerpen II B.V., Rotterdam	EUR	0.018	100.0%	100.0%
Petroplus Bunkering International B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
Petroplus Financial Services B.V., Rotterdam	EUR	0.454	100.0%	100.0%
Petroplus Holdings B.V., Rotterdam	EUR	0.113	100.0%	100.0%
Petroplus Properties Vlissingen I B.V., Rotterdam[1]	EUR	–	–	100.0%
Petroplus Properties Vlissingen II B.V., Rotterdam[1]	EUR	–	–	100.0%
Petroplus International B.V., Rotterdam	EUR	1.235	100.0%	100.0%
Petroplus Shipping B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
Petroplus Tankstorage Dordrecht B.V., Dordrecht[1]	EUR	–	–	100.0%
Petroplus Tankstorage International B.V., Rotterdam[1]	EUR	–	–	100.0%
Petroplus Tankstorage Vlissingen B.V., Vlissingen[1]	EUR	–	–	100.0%
Petrotrade B.V., Rotterdam[2]	EUR	0.100	100.0%	–
PRW Holding B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
Qlear B.V., Zwijndrecht[1]	EUR	–	–	77.5%
RIVR Acquisition B.V., Rotterdam	EUR	2.422	100.0%	100.0%
4Gas B.V., Rotterdam[1]	EUR	–	–	100.0%
The Netherlands Antilles				
European Petroleum Holdings N.V., Curaçao[2]	USD	48.961	100.0%	–
Petrotrade N.V., Curaçao[2]	USD	0.010	100.0%	–
United Kingdom				
Petroplus Marketing Ltd., Teesside, Stockton On Tees	GBP	0.010	100.0%	100.0%
Petroplus Refining and Marketing Ltd., London	GBP	18.390	100.0%	100.0%
Petroplus Refining Teesside Ltd., Stockton On Tees	GBP	0.010	100.0%	100.0%
Petroplus Tankstorage Milford Haven Ltd., Milford Haven[1]	GBP	–	–	100.0%

[1] Sold in 2006 (classified as a non-core entity) – see Note 31 for further information
[2] Acquired in May 2006 – see Note 30 for further information

Investments in associates	Share capital (in millions local currency)		2006	2005
Switzerland				
Pflichtlagergesellschaft für Mineralöle, Zug	CHF	1.000	35.0%	35.0%
SOGEP Société Genevoise des Pétroles, Vernier	CHF	0.100	32.0%	32.0%
Sempachtank AG, Neuenkirch	CHF	0.015	22.0%	–

Investments available for sale	Share capital (in millions local currency)		2006	2005
Germany				
RBE-Reihnische Bio Ester GbmH & Co. KG, Neuss	EUR	8.000	15.0%	15.0%
Switzerland				
SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois), Vernier	CHF	0.950	15.6%	15.6%

None of the subsidiaries listed above are quoted on SWX Swiss Exchange or any other stock exchange.

33 Explanation of Transition to IFRS

As described in Note 2 in the paragraph 'Basis of preparation', these Financial Statements are the Company's first Consolidated Financial Statements prepared in accordance with IFRS. For financial years ending prior to December 31, 2005, the Company applied Dutch GAAP as the appropriate accounting standard to the consolidated Financial Statements.

The accounting policies set out in Note 2 have been applied in preparing the Financial Statements for the year ended December 31, 2006, the comparative information presented in these Financial Statements for the year ended December 31, 2005 and in the preparation of an opening IFRS balance sheet at January 1, 2005 (the Company's date of transition).

The Company has applied IFRS 1 *First-time adoption of International Financial Reporting Standards*. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2005, and throughout all periods presented in its first IFRS Financial Statements, with the last period being the year ended December 31, 2006. Those accounting policies comply with IFRS as effective at the reporting date for its first IFRS Financial Statements. Those accounting policies are applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- no retroactive restatement of business combinations that occurred before January 1, 2005;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2005;
- recognition of all cumulative actuarial gains and losses at January 1, 2005 and to subsequently use the corridor approach for actuarial gains and losses;
- application of IFRS 2 *Share-based Payments*, to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005;
- utilization of the transitional provisions of IFRIC 4 *Determining whether an Arrangement contains a Lease* was applied as of January 1, 2005.

Reconciliation of Equity

(in millions of USD)	January 1, 2005 Dutch GAAP	Effect of transition	IFRS	Notes	Dezember 31, 2005 Dutch GAAP	Effect of transition	IFRS
Current assets							
Cash and short-term deposits	–	–	–	a	89.9	(24.0)	65.9
Trade receivables, net	–	–	–	a	646.5	(209.6)	436.9
Derivative financial instruments	–	–	–	a, e, f, m	–	257.1	257.1
Other receivables and prepayments	–	–	–	a, d, f, j, k, m	185.7	(74.3)	111.4
Inventories	–	–	–	a, c, d, e	527.0	(47.1)	479.9
Current tax assets	–	–	–		0.8	–	0.8
Assets classified as held for sale	–	–	–	a	–	580.8	580.8
Total current assets	**–**	**–**	**–**		**1,449.9**	**482.9**	**1,932.8**
Non-current assets							
Intangible assets	–	–	–	a, m	24.3	(24.3)	–
Property, plant and equipment	–	–	–	a, l, m	508.7	0.8	509.5
Investments in associates	–	–	–	a, b	7.8	(7.5)	0.3
Financial assets available for sale	–	–	–	b	–	1.8	1.8
Deferred tax assets	–	–	–	c, h	–	7.8	7.8
Total non-current assets	**–**	**–**	**–**		**540.8**	**(21.4)**	**519.4**
Total assets	**–**	**–**	**–**		**1,990.7**	**461.5**	**2,452.2**
Current liabilities							
Interest-bearing loans and borrowings	–	–	–	a, l, m	309.7	(166.1)	143.6
Finance lease committments				m	–	1.4	1.4
Trade payables	–	–	–	a	793.7	(144.7)	649.0
Income tax liability	–	–	–	m	6.4	(0.9)	5.5
Derivative financial instruments	–	–	–	a, e, f, m	–	456.0	456.0
Other payables and accrued expenses	–	–	–	a, f, g, m	340.5	(18.5)	322.0
Liabilities classified as held for sale	–	–	–	a	–	345.5	345.5
Total current liabilities	**–**	**–**	**–**		**1,450.3**	**472.7**	**1,923.0**
Non-current liabilities							
Interest-bearing loans and borrowings	–	–	–	k, l, m	419.5	(7.9)	411.6
Finance lease committments				m	–	27.8	27.8
Retirement benefit obligation	–	–	–	g	–	22.5	22.5
Deferred tax liabilities	–	–	–	a, c, h, m	–	35.3	35.3
Provisions	–	–	–	a, f, g, i, h, m	40.7	(38.5)	2.2
Total non-current liabilities	**–**	**–**	**–**		**460.2**	**39.2**	**499.4**
Total liabilities	**–**	**–**	**–**		**1,910.5**	**511.9**	**2,422.4**
Shareholders' equity							
Equity attributable to shareholders of the parent	–	–	–	n	79.3	(50.4)	28.9
Minority shares	–	–	–		0.9	–	0.9
Total shareholders' equity	**–**	**–**	**–**		**80.2**	**(50.4)**	**29.8**
Total liabilities and shareholders' equity	**–**	**–**	**–**		**1,990.7**	**461.5**	**2,452.2**

Notes to the Reconciliation of Equity from Dutch GAAP to IFRS

a) Under Dutch GAAP assets and liabilities intended to be sold are not separated from the assets used for continuing operations. Under IFRS these assets and liabilities attributable to our non-core businesses are classified as "held for sale" at December 31, 2005 and are reclassified from the respective account balance to the separate line items "assets held for sale" and "liabilities held for sale".

b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale. Additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the Income Statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2006.

c) Under Dutch GAAP, cost of inventories were valued at lower of cost or net realizable value ("NRV") on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, the Company adopted the policy to value all inventory at FIFO. The effect is to increase inventories by USD 19.8 million, decrease equity by USD 16.6 million, increase the deferred tax assets by USD 1.7 and decrease the deferred tax liabilities by USD 1.5 million at December 31, 2005.

d) Under Dutch GAAP, compulsory stock was included in inventories. Under IFRS and based on the assessment of the legal risks and control compulsory stock has been reclassified to other receivables and prepayments. The effect is to increase other receivables by USD 21.1 million and reduce inventory by USD 21.1 million at December 31, 2005.

e) Under Dutch GAAP, product hedges are netted with the inventory. Under IFRS the fair values of these product hedges are shown gross as financial derivatives assets and liabilities. The effect on the balance sheet is an increase of derivative financial instruments assets of USD 228.3 million and liabilities of USD 375.3 million as well as an increase in inventories of USD 147.0 million.

f) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the Financial Statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges and forward exchange paper contracts are recognized in the Consolidated Financial Statements. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 14.0 million, derivative financial instruments (liabilities) increased by USD 12.3 million, other payables and accrued expenses increased by USD 0.8 million, other receivables and provisions decreased by USD 14.6 million and USD 1.7 million and shareholders' equity decreased by USD 12.1 million at December 31, 2005.

g) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 12.3 million at December 31, 2005. In accordance with IFRS, the Company recognized at the acquisition of PPI the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 22.5 million for the defined benefit plans. The effect is to increase employee benefits by USD 10.2 million and to decrease equity by USD 10.2 million at December 31, 2005.

h) Under Dutch GAAP, deferred tax was recognized net under provisions. Under IFRS, the Company is presenting deferred tax assets and liabilities. The effect is to increase deferred tax liabilities by USD 13.2 million and deferred tax assets USD 6.1 million and to decrease provision by USD 7.1 million at December

31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation.

i) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also include deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 0.6 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

j) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other receivables by USD 20.9 million and decrease shareholders' equity by USD 20.9 million at December 31, 2005.

k) Under Dutch GAAP the capitalized costs to finance the senior debts are presented under other receivables. Under IFRS this cost is netted with the outstanding liability. The effect is to decrease other receivables by USD 35.7 million and decrease interest bearing loans and borrowings by USD 35.7 million at December 31, 2005.

l) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. The effect is to increase property, plant and equipment by USD 28.5 million, increase financial lease commitments (current and non-current) by USD 29.1 million and decrease shareholders' equity by USD 0.6 million at December 31, 2005.

m) Under Dutch GAAP, the carrying amounts of assets and liabilities of PPI were used at the date of the acquisition for purchase accounting. Under IFRS the fair values of the assets and liabilities are revalued at the date of the acquisition and some of the positions are reclassed to meet the requirements of IFRS. The revaluation and reclassification led to an increase of current assets of USD 22.4 million, an increase in non-current assets of USD 103.8 million, an increase in current liabilities of USD 77.7 million, an increase in non-current liabilities of USD 39.2 million and an increase in shareholders' equity of USD 9.3 million at December 31, 2005.

n) The effect of the above adjustments on shareholders' equity is as follows:

(in millions of USD)	Notes	January 1 2005	December 31 2005
Inventories	c	–	(16.6)
Derivative financial instruments	f	–	(12.1)
Employee benefits	g	–	(10.2)
Capitalized refinancing expenses	j	–	(20.9)
Purchase price allocation	m	–	9.3
Other miscellaneous	i, k	–	0.1
Total adjustment to equity		–	**(50.4)**

Reconciliation of Profit for 2005

(in millions of USD)	Notes	Dutch GAAP	Effect of transition	IFRS
Revenue	o, t	6,535.3	(2,347.0)	4,188.3
Other income	t	14.2	(14.2)	–
Materials cost	o, p, q, r, t	(6,242.3)	2,265.0	(3,977.3)
Personnel expenses	v, w, t	(86.7)	30.6	(56.1)
Refinery operating expenses	t	(82.0)	15.5	(66.5)
Depreciation and amortization	r, t	(50.1)	11.1	(39.0)
Other administrative expenses	t	(26.5)	13.5	(13.0)
Operating profit		**61.9**	**(25.5)**	**36.4**
Financial income	t	5.4	(2.1)	3.3
Financial expenses	r, s, t, x	(19.6)	(34.9)	(54.5)
Foreign currency exchange losses	t	(6.7)	3.7	(3.0)
Share of income from associates	t	5.4	(5.4)	–
Profit/(loss) before income taxes		**46.4**	**(64.2)**	**(17.8)**
Income taxes	p, q, r, u	(10.4)	0.1	(10.3)
Net income/(loss) from continuing operations		**36.0**	**(64.1)**	**(28.1)**
Gain from discontinued operations, net of tax	t	–	26.5	26.5
Net income/(loss)		**36.0**	**(37.6)**	**(1.6)**
Net income/(loss) attributable to:				
Shareholders of the parent		34.9	(37.6)	(2.7)
Minority interests		1.1	–	1.1
Net income/(loss)		**36.0**	**(37.6)**	**(1.6)**

Notes to the Reconciliation of Profit 2005 from Dutch GAAP to IFRS

o) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.5 million and decrease materials cost by USD 68.5 million for the year ended December 31, 2005.

p) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories in which economic risks have been transferred (either by physical sale/ purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable. The Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

q) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the Financial Statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges and forward exchange paper contracts are recognized in the consolidated financial information. The measurement of these derivatives at fair value has increased material costs by USD 64.7 million and increased financial expense by USD 9.1 million for the year ended December 31, 2005.

r) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see a). The effect is to de-

crease material cost by USD 3.1 million, net decrease in depreciation by USD 0.3 million, and increase financial expense by USD 1.6 million.

s) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

t) As at December 31, 2005 all of our entities and investments which were considered to be non-core or outside of the core business of refining and marketing of crude oil and products were reclassified to discontinued operations in accordance with IFRS. The standards require that all operations are classified separately on the Income Statement once certain criteria are met, for Petroplus these criteria were met at December 31, 2005. The non-core entities were disposed of as of December 31, 2006. Both the operational results and the gains/(losses) from the sale of these entities are included in the Gain from discontinued operations line item on the Income Statement.

u) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 0.1 million for the year ended December 31, 2005.

v) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the pension obligations are revalued, the effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31, 2005.

w) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time. Under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005

x) Under Dutch GAAP the amounts owed to participants associated with the PPES share ownership plan was classified as equity. Under IFRS the amount owed is required to be classified as a liability. In 2005, interest associated with this liability was reserved for and expensed on the Income Statement. This adjustment resulted in an increase in interest expense by USD 13.4 million.

Explanation of Material Adjustments to the Consolidated Cash Flow Statement for 2005

There were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

34 Subsequent Events

Acquisition of the Ingolstadt Refinery, Germany

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital which will be valued at closing.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

The acquisition is expected to close in April 2007.

Acquisition of the Coryton Refinery, United Kingdom

On February 1, 2007, the Company announced its intention to acquire the Coryton refinery, the refinery adjacent bulk terminal and BP's UK bitumen business, located on the Thames Estuary in the United Kingdom from BP PLC.

The Coryton Refinery has a total nameplate crude capacity of approximately 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks, principally straight run fuel oil. The purchase price of USD 1.4 billion (plus hydrocarbons, to be valued at closing) includes the adjacent bulk terminal and BP's UK bitumen business which is closely integrated with the refinery. Coryton is a major refinery in the Southeast of the United Kingdom and is the primary supplier of gasoline, diesel fuel, heating oil and jet fuel in this market. Coryton has a large marine facility for importing crude oil and other feedstocks as well as exporting products. The refinery supplies both Heathrow and Gatwick airports with jet fuel via direct pipelines and has one of the largest road distribution terminals in Europe. Coryton currently produces approximately 40% gasoline, 40% middle distillates with the remainder of production being LPGs, fuel oil and bitumen. The refinery currently employs in the region of 540 staff and numerous contractors.

Subject to the review and approval from regulatory authorities, the transaction is expected to close in the first half of 2007.

Major Shareholder

As of February 12, 2007 RIVR Holding B.V. has notified Petroplus that it has completed the sale of its remaining 12.8 million shares, or 21% stake, of Petroplus.

35 Authorization of Consolidated Financial Statements

These Consolidated Financial Statements have been authorized for issue by the Board of Directors on February 28, 2007 and will be recommended for approval at the Annual Shareholders' Meeting on May 9, 2007.

Zug, February 28, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

ERNST & YOUNG

■ Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

■ Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of

Petroplus Holdings AG, Zug

Zurich, March 7, 2007

Report of the group auditors

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes / pages 73-130) of Petroplus Holdings AG for the year ended December 31, 2006.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund	Reto Hofer
Certified Public Accountant (in charge of the audit)	Swiss Certified Accountant

Statutory Financial Statement

134	Income Statement of Petroplus Holdings AG for the period from February 20, 2006 to December 31, 2006
135	Balance Sheet of Petroplus Holdings AG at December 31, 2006
136	Notes to the Statutory Financial Statement 2006
138	Report of the Statutory Auditors

Income Statement of Petroplus Holdings AG for the period from February 20, 2006 to December 31, 2006

(in millions of CHF)	2006
Financial income	14.8
Total income	**14.8**
Administrative expenses	(2.5)
IPO expenses	(53.3)
Other expenses	(0.2)
Financial expenses	(10.4)
Total expenses	**(66.4)**
Loss before taxes	**(51.6)**
Income taxes	–
Loss for the period	**(51.6)**

Balance Sheet of Petroplus Holdings AG at December 31, 2006

(in millions of CHF)	Notes	2006
Current assets		
Cash and short-term deposits		3.9
Other receivables from subsidiaries		1,317.9
Other receivables and prepayments		1.1
Total current assets		**1,322.9**
Non-current assets		
Investments	5	702.1
Total non-current assets		**702.1**
Total assets		**2,025.0**
Current liabilities		
Other payables to subsidiaries		12.4
Other payables to shareholders		2.4
Other payables and accrued expenses		4.8
Derivative financial instruments		12.1
Short-term provision		0.2
Total current liabilities		**31.9**
Total liabilities		**31.9**
Shareholders' equity		
Share capital	3	560.3
Share premium		1,484.4
Loss for the period		(51.6)
Total equity		**1,993.1**
Total liabilities and shareholders' equity		**2,025.0**

Notes to the Statutory Financial Statement 2006

1 General

Petroplus Holdings AG (the "Company" or "Petroplus"), Zug, Switzerland is a publicly traded company listed in the main segment of the Swiss Stock Exchange ("SWX"). The address of its registered office is Petroplus Holdings AG, Industriestrasse 24, 6300 Zug, Switzerland.

Petroplus was initially incorporated on February 20, 2006 under the name of Argus Atlantic Energy Limited in Bermuda. On August 22, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office to Zug, Switzerland and to change its name to Petroplus Holdings AG. On November 30, 2006, the Company was initially listed on the SWX.

2 Accounting Policies

These Statutory Financial Statements of Petroplus comply with the requirements of Swiss law.

Presentation
All amounts included in these Statutory Financial Statements are presented in millions of Swiss Francs ("CHF") except where otherwise indicated.

The amounts presented in the Income Statement reflect the period from February 20, 2006 (the date of incorporation) to December 31, 2006.

Foreign Exchange Rate Differences
Assets and liabilities denominated in foreign currencies are translated into CHF using year-end rates. Transactions during the year which are denominated in foreign currencies are translated at exchange rates effective at the relevant transaction dates. Resulting exchange gains and losses are recognized in the Income Statement with the exception of net unrealized gains which are deferred.

Investments
These are valued at acquisition cost less adjustments for impairment of value.

Derivative Financial Instruments
Derivatives with a market price are recognized as an asset or a liability at the balance sheet date at their market value. Gains and losses are recognized as financial income or financial expenses accordingly.

3 Share Capital of Petroplus Holdings AG

At December 31, 2006, the company had the following issued, authorized and conditional share capital:

	Share Capital in millions of CHF	Number of shares	Nominal value per share in CHF
Issued share capital	560.3	61,036,600	9.18
Authorized share capital	160.4	17,468,300	9.18
Conditional share capital	205.4	22,375,300	9.18

4 Major Shareholders

The following shareholders of Petroplus Holdings AG own more than 5% of the voting rights as at December 31, 2006 according to the requirements of Art. 663c of the Swiss Code of Obligation ("CO"):

Significant Shareholders	Percentage Owned
RIVR Holding B.V., The Netherlands[1]	21.00%
FMR Corp., United States of America[2]	6.17%

[1] RIVR Holding B.V., a registered company in The Netherlands is the former majority shareholder of Petroplus. Prior to the Initial Public Offering on November 30, 2006 RIVR Holding B.V. held 94.50% of the Company's shares.

[2] FMR Corp, a company located in Boston, USA, is the parent company of Fidelity Management & Research Company, an investment manager for US mutual funds, and Fidelity Management Trust Company, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. The shareholding was reported to the Company on December 12, 2006.

To the best of the Company's knowledge, no other shareholder holds 5% or more of Petroplus Holdings AG shares at December 31, 2006.

5 Investments

As at December 31, 2006, Petroplus Holdings AG holds direct interests in RIVR Acquisition B.V., The Netherlands (100%) and Argus International Ltd., Bermuda (100%).

6 Contingent Liabilities

The Company is part of a value added tax ("VAT") group and therefore jointly liable to the Swiss Federal Tax Department for the VAT liability of the other members.

7 Authorization of Statutory Financial Statement

These Statutory Financial Statement have been authorized for issue by the Board of Directors on February 28, 2007 and will be recommended for approval at the Annual Shareholders' Meeting on May 9, 2007.

Zug, February 28, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

Report of the Statutory Auditors

ERNST & YOUNG

Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of
Petroplus Holdings AG, Zug

Zurich, March 7, 2007

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes / pages 134-137) of Petroplus Holdings AG for the period from February 20, 2006 (date of incorporation) to December 31, 2006.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund Certified Public Accountant (in charge of the audit)	Reto Hofer Swiss Certified Accountant



Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in the annual report.

API gravity	The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as: $\frac{141.5}{\text{Gravity of specific crude oil at } 15.6°C} - 131.5 = API$ Thus, the higher the API gravity is, the lighter is the crude oil.
ARA	Antwerp-Rotterdam-Amsterdam
Atmospheric distillation	The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.
Barrel or bbl	Barrel of crude oil, 159 liters by volume.
Bio-diesel	Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.
Bio-fuel	Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, canola and soy.
Bitumen	A residual product of crude oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.
Bonny Light	Nigerian crude oil with API gravity of approximately 36° and sulfur content of 0.2%.
bpd	Barrels per day.
Brass River	West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.
Brent	A light North Sea crude oil with API gravity of approximately 38° and a sulfur content of 0.4%.
C.I.F.	Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.
CO_2	Carbon dioxide, a significant greenhouse gas.
Complexity	A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.
Condensates	Natural gas liquids used as feedstocks in oil refining.
CPC Blend	Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.
Cracking	The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of hydrocarbons suitable for gasoline, distillates and other light fractions to be recovered from crude oil.
Crack Spread	A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.

Dated Brent	The price for prompt shipments of Brent/Forties/Oseberg crude as reported by price agencies (such as Platts). It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.
Desulfurization or Hydrotreating	A process to remove sulfur from petroleum products.
Distillates	Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil, jet fuel and kerosene but exclude gasoline and naphtha.
ETBE	Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.
Feedstocks	Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.
Fluid catalytic cracking or FCC	The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.
F.O.B.	Free on board. A delivery term that means the seller delivers the goods when they pass the ships rail at the named port of shipment (loading-port). The buyer therefore bears all transport cost and risk. As defined in the ICC Incoterms 2000.
Gasoil	A liquid petroleum product with a boiling range temperature of 200°–370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The high sulfur type of gasoil, suitable for use in oil fired heating plants and boilers, is called heating oil, while the low sulfur type, suitable for internal combustion engines, is called diesel. Higher sulfur gasoil is also used as a feedstock in production of ultra low sulfur diesel.
Gasoline	A light liquid petroleum product that is typically used as a fuel for internal combustion engines.
GWh	Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.
Heating oil	A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.
Heavy fuel oil	Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.
Heavy sour	Crude oils with a sulfur content greater than 2.0% and API less than 30.
Heavy sweet	Crude oils with a sulfur content less than 0.5% and API less than 30.
Hydrocracking	The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.
ICC Incoterms 2000	Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.
Light sour	Crude oils with a sulfur content greater than 0.5% and API greater than 30.
Light sweet	Crude oils with a sulfur content less than 0.5% and API greater than 30.
LPG	Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propylene, butane, or butylene as its main components, that has been liquefied to enable it to be transported and stored under pressure.

Lubricants	Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.
LVN	Light, virgin naphtha, produced during atmospheric distillation.
Medium sour	Crude oils with a sulfur content between 0.5% and 2.0% and API between 30 and 35.
MTBE	Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.
Naphtha	A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in an isomerisation or reformer unit, producing higher octane gasoline components other petrochemical products (such as hydrogen or Benzene). Naphtha is also used as a chemical feedstock.
Natural gas	Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.
Netback	Sales price less all delivery costs.
Northwest European crack spread	The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".
NOx	Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground level air pollution such as smog.
OHSAS 18001, OSHA	International standards used to certify occupational health and safety management systems.
Petrochemicals	Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.
ppm	Parts per million.
Refinery	A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.
Refining margin	The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).
RBOB	Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes RBOB used to meet requirements of the U.S. reformulated gasoline program.
Reformulated gasoline	An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasolines.

Rhine Freight Premium	The Rhine freight premium is a price reflected in the oil products sold within Switzerland. It represents the additional alternative cost to an importer when bringing the same product into the Switzerland area from ARA or Germany along the River Rhine.
Saharan Light	Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.
SO_2	Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.
Solvent	A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.
Spot market	A term used to describe the international trade of cargoes or shipments of commodities, in a prompt window, in which goods are sold or purchased on an immediate payment basis.
Sulfur-free fuel	Fuel with a sulfur content less than 10 mg/kg (ppm).
TAME	Tertiary amyl methyl ether.
Thermal conversion	A chemical transformation resulting from an increase in temperature, otherwise known as cracking.
Ton	One ton represents 1,000 kilograms or approximately 2,205 pounds.
ULSD	Ultra low sulfur diesel.
Urals	The Russian benchmark crude oil which is a medium sour crude oil.
Vacuum distillation	A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.
Vacuum gasoil or VGO	Typically a feedstock for a cracking unit, but can be used as a blendstock in other product pools.
Visbreaking	A process by which the heavy residual oils, typically vacuum residue are subjected to thermal conversion to reduce fuel oil viscosity.

Key Date

Annual General Meeting
for the financial year 2006
May 9, 2007

Contact Information

Registered office
Petroplus Holdings AG
Industriestrasse 24
6300 Zug
Switzerland
Phone +41 58 580 1100
Fax +41 58 580 1191

For further information regarding
Petroplus please contact
Petroplus Holdings AG
Investor Relations
Phone +41 58 580 1166
Email ir@petroplus.biz

Petroplus on the Internet
www.petroplusholdings.com

Publisher: Petroplus Holdings AG, Zug, Switzerland
Realization: Peter Bütikofer & Company AG, Zürich, Switzerland
Design and production: Tricom AG, Zürich, Switzerland
Print: NZZ Fretz AG, Schlieren, Switzerland

Document 31

Petroplus Announces Resignation of
Three Board Members

February 14, 2007

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Press Release

Petroplus Announces Resignation of Three Board Members

ZUG, Switzerland--(BUSINESS WIRE)--Feb. 14, 2007--Petroplus Holdings AG (SWX: PPHN) today announced that Peter Backhouse, N. John Lancaster and Baran Tekkora have resigned from Petroplus's Board of Directors. Mr. Backhouse has served on the board since November 2006 and was a member of the Nominating and Corporate Governance Committee of Petroplus. Mr. Backhouse has also served as a member of the advisory board of Carlyle/Riverstone Global Energy and Power Funds. Mr. Lancaster has served on the board since August 2006 and was a member of the Compensation Committee of Petroplus. Mr. Lancaster is a managing director of Riverstone Holdings LLC ("Riverstone"). Mr. Tekkora has served on the board since November of 2006 and was a member of the Audit Committee of Petroplus. Mr. Tekkora is a principal of Riverstone. Petroplus Holdings AG intends to nominate new board members for election by the shareholders at the Annual General Meeting.

RIVR has notified Petroplus that it has completed the sale of its remaining 12.8 million shares, or 21% stake, of Petroplus. After the sale by RIVR, Petroplus's free float, including shares held by senior management, is essentially 100% free float.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Cressier refinery in the canton of Neuchatel, Switzerland, the Teesside refinery in Teesside, United Kingdom and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. Petroplus has entered into an agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany and with BP PLC to purchase the Coryton Refinery in the United Kingdom. The existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd. The Coryton Refinery has a total nameplate crude capacity of approximately of 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

```
CONTACT: Petroplus Holdings AG
         Colin Murray, +41 (0) 58 580 1166

SOURCE: Petroplus Holdings AG
```

RECEIVED
2007 OCT 23 A 5:42

Document 32

Petroplus Announces Full Year 2006 Results

February 12, 2007

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Press Release

Petroplus Announces Full Year 2006 Results

ZUG, Switzerland--(BUSINESS WIRE)--Feb. 12, 2007--Petroplus Holdings AG (SWX: PPHN) today reported net income of $74.1 million, or $1.81 per share, from continuing operations for the year ended December 31, 2006. These results compare to a net loss of $28.1 million for the period ended December 31, 2005. Discontinued operations, which include gains and losses on the disposal of non-core assets and businesses, resulted in net income for the year ended December 31, 2006 of $369.4 million, or $9.08 per share, compared to net income of $26.5 million for discontinued operations, for the period ended December 31, 2005.

Results for 2006 include only seven months of operations of the BRC refinery since its June 2006 acquisition. Results for 2005 include only nine months of operations of the company's refineries due to the April 2005 privatization of the company.

Thomas D. O'Malley, Petroplus's Chief Executive Officer, commented on the company's results, "The reorganization that took place during 2006 was extensive and designed to concentrate our business around refining crude oil and wholesaling the resulting oil products. Results for 2006 are not a good guide for the company's future performance. The new Petroplus is concentrated in the business of refining and wholesale marketing."

In July of 2006 Petroplus announced that it had signed a purchase agreement for the Ingolstadt refinery and its associated businesses from the ExxonMobil Corporation. The Ingolstadt refinery has a throughput capacity of approximately 110,000 barrels per day. In December the EU competition authority cleared the transaction.

On February 1, 2007, Petroplus announced that it signed a purchase agreement for the BP PLC owned Coryton refinery located approximately 30 miles southeast of London on the Thames estuary. Coryton is a major supplier of petroleum products in the region. The Coryton refinery has a total nameplate crude capacity of approximately 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks.

O'Malley commented on the pending acquisitions of both the Ingolstadt and Coryton refineries, "We hope to maintain the current schedule and close the Ingolstadt refinery purchase on April 1, 2007. This refinery will be a valuable addition to our inland system. The Coryton purchase, which was announced February 1, 2007 will be the largest unit within our system and will have great positive synergistic effects on our other North Sea units in Antwerp, Belgium and Teesside, UK. We believe Coryton will close during the second quarter subject to review by various governmental agencies."

Commenting on the improved financial position of the company, Karyn F. Ovelmen, Petroplus's Chief Financial Officer, said "Petroplus's financial position has improved dramatically. In November of 2006, Petroplus launched a public offering on the Swiss Stock Exchange. The offering consisted of 46 million shares, including 20.7 million shares from the company, with a fully exercised over-allotment. Net proceeds for the company were approximately $1.2 billion, including a fully repaid note from the selling-shareholder of $225 million. The proceeds from the offering were used to pay down 100% of existing debt. Petroplus further increased its financial

flexibility in December by successfully completing a $1.2 billion Revolving Credit Facility with an option to increase the facility to $2.0 billion."

Regarding the balance sheet, Ovelmen, said, "As of December 31, 2006, with all of the previous indebtedness repaid and the new credit facilities in place, we ended the year with approximately $92 million in cash, $1.6 billion of shareholders' equity and approximately $2.3 billion of available credit. We have ample liquidity and will fund our 2007 capital program with cash on hand and available cash flows from operations."

Bruce Jones, Petroplus's Chief Operating Officer said, "Operations in 2006 were reasonable at both Teesside and Cressier which ran at approximately 90,000 and 64,000 barrels per day respectively. BRC ran at slightly less than 80,000 barrels per day. Upon take-over, Petroplus management decided that the BRC maintenance program did not meet Petroplus standards. Petroplus management made the decision to run at lower throughput rates post the acquisition and carried out an extensive program of catch-up maintenance and enhanced training. We do not expect optimal operations at the BRC refinery until we complete the turnaround in the second quarter of 2007."

Pertaining to the outlook for 2007, Jones said, "The Cressier and BRC refineries have scheduled turnarounds in the second quarter which are estimated to last about 45 days each. The 2007 results will include a full year of operations of the BRC refinery, potentially three quarters of operations of the Ingolstadt refinery and the operations of the Coryton refinery for about six months. Throughput rates for 2007, including intermediate feedstocks, should average approximately as follows: Teesside at 95,000 to 105,000 bpd for the first quarter and 105,000 to 115,000 bpd for the year; Cressier at 61,000 to 64,000 bpd for the first quarter and 58,000 to 63,000 for the year; and BRC at about 80,000 bpd for the first quarter and 80,000 to 90,000 bpd for the year. Pending the successful completion of the acquisitions, we expect Ingolstadt to run about 100,000 to 110,000 bpd and Coryton to run 200,000 to 210,000 bpd of total throughput for the year."

The company's conference call concerning the full year results will be webcast live today, February 12, 2007, at 2:00 p.m. CET on the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Cressier refinery in the canton of Neuchatel, Switzerland, the Teesside refinery in Teesside, United Kingdom and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. Petroplus has entered into an agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany and with BP PLC to purchase the Coryton refinery in the United Kingdom. The existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd. The Coryton refinery has a total nameplate crude capacity of approximately of 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Information herein regarding the Coryton refinery has been provided to the company by the current owner of the refinery and reflects the company's analysis of such information but has not been verified by the company. Factors that could cause actual results to differ materially from expectations include, but are not limited to,

operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

This announcement does not constitute an offer of securities for sale in any jurisdiction. Securities may not be offered or sold in the United States except pursuant to registration under the US securities laws or an exemption from such registration. The Company does not intend to register any such securities.

Petroplus Holdings AG and Subsidiaries
Earnings Release

(in millions of USD, except for per share amounts)	For the Years Ended December 31, 2006	2005(1)
INCOME STATEMENT DATA:		
Revenue	$6,923.0	$4,188.3
Materials cost	6,376.8	3,977.3
Gross Margin	$ 546.2	$ 211.0
Personnel expenses	115.5	56.1
Operating expenses	139.6	66.5
Depreciation and impairments	74.9	39.0
Other administrative expenses	36.5	13.1
Operating income	$ 179.7	$ 36.3
Financial expense, net	(85.5)	(51.3)
Financial currency exchange gains (losses)	4.8	(2.9)
Share of income from equity investments	0.3	-
Net income (loss) before income taxes	$ 99.3	$ (17.9)
Income tax expense	(25.2)	(10.2)
Income (loss) from continuing operations	$ 74.1	$ (28.1)
Discontinued operations, net of tax	369.4	26.5
Net income (loss)	$ 443.5	$ (1.6)
Net income attributable to minority interests	$ 0.3	$ 1.1
Net income attributable to shareholders of parent	$ 443.2	$ (2.7)
Net income (loss) per common share:		
Basic		
Income (loss) from continuing operations	$ 1.81	$ (1.01)
Discontinued operations	9.08	0.92
Net income (loss)	$ 10.89	$ (0.09)
Weighted average shares outstanding (in millions)(2)	40.7	28.8
Diluted:		

Income (loss) from continuing operations	$ 1.75	$ (1.01)
Discontinued operations	8.76	0.92
Net income (loss)	$ 10.51	$ (0.09)
Weighted average shares outstanding (in millions)(2)	42.2	28.8

---

(1) In April 2005, RiVR Acqusition B.V. purchased Petroplus International B.V. Therefore the period ended December 31, 2005 includes only nine months of operations for Petroplus International B.V. In August 2006, RiVR Acquisition, B.V. subsequently merged with Argus Atlantic Energy, Ltd. forming Petroplus Holdings AG.

(2) Under IFRS, earnings per share is calculated using a weighted average shares outstanding. In 2006, the weighted average share calculation was impacted by the November public offering. In 2005, the weighted average share calculation was impacted by the May privatization of the company.

OTHER FINANCIAL DATA:

EBITDA(3)	$ 259.7	$ 72.4
Hedging gain/(loss)(4)	$ 182.6	$ (31.3)

---

(3) EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

(4) Represents the gains and losses on commodity instruments recorded to materials cost

Petroplus Holdings AG and Subsidiaries
Earnings Release

	For the Years Ended December 31,	
(unaudited)	2006	2005(1)
Selected Volumetric and Per Barrel Data		
Total Production (Mbbls per day)	201.0	159.7
Total crude throughput (Mbbls per day):		
Teesside	89.9	105.3
Cressier	62.1	53.4
BRC(4)	40.9	**
Total crude throughput (Mbbls per day)	192.9	158.7

Total other throughput (Mbbls per day):		
Teesside	0.3	-
Cressier	1.7	1.0
BRC(4)	6.1	**
Total other throughput (Mbbls per day)	8.1	1.0
Total throughput (millions of barrels)	73.4	58.3
Gross margin (USD per barrel of total throughput):(2)(3)		
Teesside	2.53	3.23
Cressier	4.99	6.22
BRC(4)	4.35	**
Operating expenses (USD per barrel of total throughput):(2)		
Teesside	1.36	1.05
Cressier	2.25	2.56
BRC(4)	2.20	**
Market Indicators (USD per barrel)(6)		
Dated Brent	65.41	54.51
Benchmark Refining Margins(5)		
5-1-2-2 (Teesside)	2.50	3.79
7-2-4-1 (Cressier)	6.67	7.79
6-1-2-2-1 (BRC)(4)	1.55	**
Crude Oil Differentials		
Brent less Urals	4.12	**

---

(1) For comparability, the Company included a full twelve months of operations in 2005 for refining operations. The above figures are not indicative of the operating results included in the income statement shown on the prior page.

(2) The Company manages its refinery business, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes the business results shown here have been allocated to the individual refineries. Since crude oil is often purchased and priced well in advance of the time that it is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may significantly vary from those that would be determined with reference to benchmark market indicators. We manage this price risk on a total Company basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS. The Company believes that this individual refinery information is helpful in understanding our overall operating results.

(3) Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future.

(4) We acquired the BRC refinery effective June 1, 2006 and the total

throughput for the year ended December 31, 2006 reflects reflect 214 days of operations over that period. Total throughput averaged 80,200 bpd during the 214 days of operations in 2006.

(5) Per barrel margin indicator for the conversion of crude oil into finished products. For the Teesside refinery, the 5-1-2-2 represents five barrels of Dated Brent crude oil converted into one barrel of naphtha, two barrels of ULSD and two barrels of straight-run fuel oil (low sulfur higher-value fuel oil). For the Cressier refinery, the 7-2-4-1 represents seven barrels of Dated Brent crude oil converted into two barrels of premium 95 octane gasoline, four barrels of heating oil and one barrel of 1% fuel oil. For the BRC refinery, the 6-1-2-2-1 represents six barrels of Dated Brent crude oil converted into one barrel of premium 95 gasoline, two barrels of heating oil, two barrels of VGO and one barrel of 3.5% fuel oil.

(6) Source: Bloomberg

** Not relevant

Petroplus Holdings AG and Subsidiaries
Earnings Release

	December 31,	
(in millions of USD)	2006	2005
BALANCE SHEET DATA: (end of period)		
Cash and short-term deposits	$ 91.6	$ 65.9
Total assets	$3,015.0	$2,452.2
Total interest-bearing loans and short-term borrowings	$ -	$ 555.3
Shareholder's equity	$1,555.1	$ 29.9

CONTACT: Petroplus Holdings AG
Colin Murray, +41 (0) 58 580 1166

SOURCE: Petroplus Holdings AG

Document 33

Petroplus to Announce 2006 Results, February 12, 2007

February 1, 2007

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Press Release

Petroplus to Announce 2006 Results February 12, 2007

ZUG, Switzerland--(BUSINESS WIRE)--Feb. 1, 2007--Petroplus Holdings AG (SWX:PPHN) today announced that it will host a conference call on February 12, 2007 at 2:00 p.m. CET to discuss 2006 results and to provide an update on company operations. 2006 results will be released earlier that day.

Interested parties may listen to the live conference call on the Internet by logging on to the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Cressier refinery in the canton of Neuchatel, Switzerland, the Teesside refinery in Teesside, United Kingdom and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. Petroplus has entered into an agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany. Petroplus has also entered into an agreement with BP PLC to purchase the Coryton Refinery, the adjacent bulk terminal and BP's UK bitumen business, located on the Thames Estuary in the United Kingdom. The existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd. The Coryton Refinery has a total nameplate crude capacity of approximately of 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks.

CONTACT: Petroplus Holdings AG
Colin Murray +41 58 580 1166

SOURCE: Petroplus Holdings AG

Document 34

Petroplus to Acquire British Petroleum PLC's Coryton Refinery

February 1, 2007

RECEIVED

2007 OCT 23 A 8:42

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Press Release

Petroplus to Acquire British Petroleum PLC's Coryton Refinery

"This information is not for publication or distribution in the United States of America"

ZUG, Switzerland--(BUSINESS WIRE)--Feb. 1, 2007--Petroplus Holdings AG (SWX: PPHN) and BP PLC today announced that Petroplus intends to acquire the Coryton Refinery, the adjacent bulk terminal and BP's UK bitumen business, located on the Thames Estuary in the United Kingdom. The Coryton Refinery has a total nameplate crude capacity of approximately of 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks, principally straight run fuel oil. Subject to the review and approval from regulatory authorities, the transaction is expected to close in the first half of 2007. The Board of Directors of Petroplus has approved the transaction and BP has received all necessary internal approvals.

The sale price of $1.4 billion (plus hydrocarbons, to be valued at closing) includes the adjacent bulk terminal and BP's UK bitumen business which is closely integrated with the refinery.

Until the transaction is completed, BP will continue to operate the Coryton refinery. Under the terms of the agreement Petroplus will enter into a supply agreement with BP to supply BP's UK based retail and other businesses. The off-take agreement will provide for a majority of the total production volume of the refinery and will be priced at market rates.

Coryton is a major refinery in the Southeast of the United Kingdom, and is the primary supplier of gasoline, diesel fuel, heating oil and jet fuel in this market. Coryton has a large marine facility for importing crude oil and other feedstocks as well as exporting products. The refinery supplies both Heathrow and Gatwick airports with jet fuel via direct pipelines and has one of the largest road distribution terminals in Europe. Coryton currently produces approximately 40% gasoline, 40% middle distillates with the remainder of production being LPGs, fuel oil and bitumen. The refinery currently employs in the region of 540 staff and numerous contractors.

Commenting on the potential acquisition, Mr. Thomas D. O'Malley, Chairman and Chief Executive Officer of Petroplus, remarked, "The Coryton Refinery will be a very significant addition to Petroplus's current portfolio of North Sea refining assets. The refinery is sophisticated, with a Nelson Complexity Rating of 12.0. Approximately 80% of Coryton's output is in the form of clean transportation fuels." O'Malley continued, "The management and staff are a professional, well-trained workforce and the key to the future success of this facility. Petroplus will emphasize safety and environmental compliance as it does at all its facilities. Coryton has a well established culture in this regard and we will continue to emphasize a strong program of constant improvement."

Mr. O'Malley concluded, "We are committed to working with our BP counterparts to ensure that we provide a safe and stable transition period for the refinery and all of its employees. We look forward to a successful transaction."

Karyn F. Ovelmen, Chief Financial Officer of Petroplus, stated, "In total, this acquisition represents about a 55% increase to our processing capacity and represents a significant increase to our earnings and operating cash flows. We expect to fund the acquisition primarily with debt. To maintain a strong balance sheet and an appropriate ratio of debt-to-total capitalization, we are

considering the issuance of a maximum of six million shares of equity. The combination of debt and equity versus all debt is more accretive to cash flows with minimal dilutive effect to earnings per share. Following the acquisition, we expect our debt-to-total capitalization ratio to be about 45%. We intend to use the expected excess cash flow from this refining asset to ultimately bring down the debt balance. With this acquisition, Petroplus will solidify its position as Northwest Europe's leading pure-play refining and wholesale marketing company."

Petroplus will host a conference call on February 2, 2007 beginning at 12:00 pm GMT regarding the potential acquisition. Interested parties may listen to the live conference call on the Internet by logging on to the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com. A presentation covering the acquisition will also be available on the investor relations section of the Petroplus Holdings AG website at www.petroplusholdings.com. The Company will also host a meeting at 12:00 pm CET in Zurich on Monday, February 5, 2007 regarding the potential acquisition.

Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Cressier refinery in the canton of Neuchatel, Switzerland, the Teesside refinery in Teesside, United Kingdom and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. Petroplus has entered into an agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany. The existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd. The Coryton Refinery has a total nameplate crude capacity of approximately of 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks.

This press release contains forward-looking statements, including the company's current expectations with respect to future market conditions, future operating results, the future performance of its refinery operations, and other plans. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "may," "will," "should," "shall," and similar expressions typically identify such forward-looking statements. Even though Petroplus believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include, but are not limited to, operational difficulties, varying market conditions, potential changes in gasoline, crude oil, distillate, and other commodity prices, government regulations, and other factors contained from time to time in the Petroplus's annual and interim reports.

This announcement does not constitute an offer of securities for sale in any jurisdiction. Securities may not be offered or sold in the United States except pursuant to registration under the US securities laws or an exemption from such registration. The Company does not intend to register any such securities.

CONTACT: Petroplus Holdings AG
Colin Murray, +41 0 58 580 1166

SOURCE: Petroplus Holdings AG

Document 35

Petroplus Holdings AG, Zug: Disclosure of Shareholdings

January 11, 2007

RECEIVED

2007 OCT 23 A 5:23

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Press Release

PETROPLUS HOLDINGS AG, ZUG: DISCLOSURE OF SHAREHOLDINGS

Zug, Switzerland, January 11, 2007 – Petroplus Holdings AG (SWX: PPHN), in accordance with Art. 20 of the Federal Act on Stock Exchanges and Securities Trading, received on January 9, 2007 the following information from a shareholder:

The Capital Group Companies, Inc., located at 333 South Hope Street, Los Angeles, California, USA, has acquired through its direct and indirect subsidiaries 3,319,610 registered shares of Petroplus Holdings AG. This represents a total shareholding of approximately 5.44%. The Capital Group Companies is the holding company of several subsidiaries engaged in investment management business. Its investment management business is divided into two operational groups, represented by the Capital Research and Management Company, a U.S.-based investment adviser that manages The American Funds Group of mutual funds, and Capital Group International, Inc. that serves as investment manager to various institutional clients around the world.

About Petroplus Holdings AG:
Petroplus Holdings AG is one of the largest independent refiners and suppliers of unbranded petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom and the Belgium Refining Company ('BRC') refinery in Antwerp, Belgium. Petroplus has entered into an agreement with ExxonMobil Central Europe Holding GmbH ('ExxonMobil CE') to purchase a refinery in Ingolstadt, Germany. The existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd.

Contact information:
Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 11 66

Document 36

Petroplus Holdings AG, Zug: Disclosure of Shareholdings

December 12, 2006

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Press Release

PETROPLUS HOLDINGS AG, ZUG: DISCLOSURE OF SHAREHOLDINGS

Zug, Switzerland, December 12, 2006 – Petroplus Holdings AG (SWX: PPHN), in accordance with Art. 20 of the Federal Act on Stock Exchanges and Securities Trading, received on December 11, 2006 the following information from a shareholder:

FMR Corp., located at 82 Devonshire Street, Boston, MA 02109, USA, has acquired through its direct and indirect subsidiaries 3,765,470 registered shares of Petroplus Holdings AG. This represents a total shareholding of approximately 6.17%. FMR Corp. is the parent holding company of Fidelity Management & Research Company, investment manager for US mutual funds, and Fidelity Management Trust Company, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

About Petroplus Holdings AG:
Petroplus Holdings AG is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Cressier refinery in the canton of Neuchâtel, Switzerland, the Teesside refinery in Teesside, United Kingdom and the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium. Petroplus has entered into an agreement with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany. The existing refineries have a combined crude oil volume processing capacity, known as throughput capacity, of approximately 295,000 bpd, and the Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd.

Contact information:
Petroplus Holdings AG
Colin Murray; +41 (0) 58 580 1166

Document 37

Petroplus Intends to Acquire One of Exxonmobil Central Europe Holding's Businesses, Ingolstadt Refinery

July 6, 2006

Press Release

Petroplus Intends To Acquire One Of Exxonmobil Central Europe Holding's Businesses, Ingolstadt Refinery

Zug, Switzerland, July 6, 2006 -- Petroplus International B.V. and ExxonMobil today announced that Petroplus intends to acquire one of ExxonMobil Central Europe Holding's businesses. The purchase agreement covers the Ingolstadt Refinery, the Bavarian Industrial and Wholesale business and Esso Bayern, which primarily runs the direct home-heating oil business. Subject to the review and approval from antitrust authorities, the transaction is expected to close early 2007.

Commenting on the potential acquisition, Mr. Thomas D. O'Malley, Chairman and Chief Executive Officer of Petroplus, remarked, "We are excited about acquiring the Ingolstadt refinery, Esso Bayern and the Industrial and Wholesale marketing business in Germany. ExxonMobil has formed a professional and high-quality refinery management and operational team and we look forward to welcoming them into the Petroplus organization. We plan to continue the excellent track record of reliable and environmentally safe operations of the refinery established by ExxonMobil." Mr. O'Malley continued, "Furthermore, the acquisition of the Bavarian Industrial and Wholesale business and Esso Bayern will grant Petroplus entry into a high demand market in Southern Germany and the surrounding regions."

Until the transaction is completed, ExxonMobil will continue to operate the Ingolstadt refinery and the associated Industrial and Wholesale marketing activities. Under the terms of the agreement Petroplus will enter into a supply agreement with ExxonMobil to supply the Esso retail chain in Bavaria.

Karyn F. Ovelmen, Chief Financial Officer of Petroplus, stated, "The acquisition of the Ingolstadt Refinery aligns with our management team's goal of acquiring quality assets that are immediately accretive to the earnings and cash flows of our company. The acquisition of the 110,000 barrel per day Ingolstadt Refinery will be a very meaningful addition to our existing asset base, resulting in a 30 percent increase to our current refining capacity."

Mr. O'Malley concluded, "We are committed to working with our ExxonMobil counterparts to ensure that we provide a safe and stable transition period for the refinery, our new marketing assets and all of their employees. We look forward to a successful transaction."

Petroplus International B. V. is the largest independent oil refiner and petroleum product wholesaler in Northwest Europe. Petroplus owns refineries in Belgium, Switzerland and the United Kingdom with a combined refining capacity of 355,000 barrels per day.

Contact information:
Petroplus International B.V.
Karyn Ovelmen; +41 (0) 41 709 5160
or
Colin Murray; +41 (0) 79 646 0892

RECEIVED
2007 OCT 23 A 5:24

Document 38

Petroplus Completes Purchase of European Petroleum Holdings

June 1, 2006

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RECEIVED

2007 OCT 23 A 5:21

Press Release

Petroplus Completes Purchase Of European Petroleum Holdings

Zug, Switzerland, June 1, 2006 -- Petroplus International B.V. (Petroplus) today announced that it has completed the purchase of European Petroleum Holdings N.V. (EPH) including the Belgian Refining Corporation (BRC), an oil refinery in Antwerp, Belgium. The BRC refinery has a rated crude capacity of 115,000 barrels per day and its major units include an atmospheric distillation unit, a vacuum distillation unit, a catalytic reformer and a gasoil hydro-desulpheriser.

Commenting on the acquisition, Thomas D. O'Malley, Chairman and Chief Executive Officer of Petroplus, remarked, "We are pleased to add BRC to our existing refining assets. With the addition of the 115,000 bpd of capacity from BRC we have increased our overall refining capacity by over 30 percent. This is a very timely expansion of our core refining business and strengthens our long term strategic position. We expect that the tight balance of refining capacity and oil product demand will continue to support good margins for refiners such as Petroplus." Mr. O'Malley concluded, "As with all of our assets, we are committed to the continued safety and well-being of our co-workers, our neighbors and of our newest refinery."

"We expect this acquisition will be accretive to earnings and is an important step towards our goal of creating a financially stronger, more profitable company," said Karyn Ovelmen, Chief Financial Officer of Petroplus.

Petroplus International B. V. (Petroplus) is one of the largest independent refiners and petroleum product wholesalers in Europe. Petroplus now owns four refineries in Belgium, Switzerland and the United Kingdom with a total refining capacity of 355,000 barrels per day.

Inquiries:
Karyn Ovelmen: 41 (0) 41 709 51 00
Colin Murray: 41 (0) 79 646 08 92

Document 39

New Management Team, Led by Tom O'Malley, to Assume Senior Management of Petroplus, European Refiner

May 3, 2006

Press Release

New Management Team, Led by Tom O'Malley, to Assume Senior Management of Petroplus, European Refiner

Rotterdam, the Netherlands - Petroplus International B.V. ("Petroplus") announced today that the supervisory board of its parent, RIVR Acquisition B.V. ("RIVR"), has unanimously approved the appointment of Thomas D. O'Malley as the new Chief Executive Officer of Petroplus and Chairman of its Executive Board. Mr. O'Malley had been the Chairman and CEO of Premcor Inc. prior to its acquisition by Valero in September 2005. Prior to Premcor, Mr. O'Malley had been the Chairman and CEO of Tosco Corporation before its acquisition by Phillips Petroleum Company in 2001. Mr. O'Malley will be joined on the Executive Board of Petroplus by several key executives from his former Premcor management team; Karyn Ovelmen as Chief Financial Officer, Michael Gayda as General Counsel and Bruce Jones as Executive Vice President, including responsibility for Environmental, Health and Safety.

Commenting on the appointment of Mr. O'Malley, Pierre Lapeyre and David Leuschen of Riverstone Holdings LLC, majority shareholder of Petroplus, "We are delighted to welcome Tom O'Malley as the new CEO of Petroplus. He and his team bring a wealth of refining industry knowledge, operating capability, and capital markets experience that will certainly benefit the Company as it continues to grow. This decision was arrived at jointly with our investment partners, Marcel van Poecke and Willem Willemstein, who are the founders and current Chief Executives of Petroplus. Marcel and Willem have done a terrific job to date of building and re-positioning Petroplus following our investment but Tom and his team bring a truly unique capability to accelerate profitable growth at the Company."

As part of the transition in leadership, Marcel Q. H. van Poecke and Willem A. Willemstein, currently Co-CEOs of Petroplus, will be stepping down from their management and Executive Board responsibilities over the refining and wholesaling activities of Petroplus. They will remain investors in Petroplus through their holdings in RIVR. In regards to the transition, Marcel and Willem remarked, "We are very excited that Tom and his team are joining Petroplus. We expect a smooth and effective transition and believe this new leadership will enhance the future success of Petroplus."

Mr. O'Malley said, "I am very pleased to have the opportunity to lead Petroplus in this exciting time in the oil refining industry. The fundamentals of our industry are very strong and we believe that the outlook for the future is excellent. We plan to capitalize on this environment by improving the profitability of the existing assets and reshaping the capital structure of the Company. We will endeavor to expand further by acquiring additional refineries. We have a good track record in this regard, and any such acquisitions would be accretive to earnings and result in a larger, financially stronger, more profitable company. Petroplus is currently engaged in the restructuring or disposition of a number of other business areas that are not core to the refining and wholesaling business. We plan to continue this process and to reinvest any proceeds from the sale of non-core operations in strengthening our core area of refining and wholesaling operations."

Mr. O'Malley will be acquiring a significant ownership interest in Petroplus. He commented further, "Our team, when combined with the current Petroplus team, will provide a very strong and talented group which should allow us to become the leading independent refiner and wholesaler in

Europe." "We intend to carefully investigate the opportunity to improve the capital structure of the Company," Karyn Ovelmen, the new CFO, said. "This is a capital intensive area of industry, and the Company would benefit from an improved balance sheet and potential access to public equity and debt markets."

* * * * *

About Petroplus

Petroplus International B. V. (Petroplus) was established in 1993 and has since developed into a leading player in the European refining market. Petroplus owns refineries in Antwerp, Belgium; Cressier, Switzerland and Teesside, United Kingdom. In addition, Petroplus recently announced the acquisition of the Belgian Refining Corporation, whose principle asset is a 120,000 barrel per day refinery in Antwerp, Belgium. This acquisition will result in an increase in Petroplus's refining capacity to 355,000 barrels per day.

Petroplus is currently a wholly owned subsidiary of RIVR Acquistions B.V. RIVR will continue to develop its fast-growing 4Gas LNG terminalling and LNG marketing business which will be formally separated from and managed independently of Petroplus going forward. RIVR Acquisitions B.V., the parent company of Petroplus International B.V., is owned by funds and entities affiliated with Riverstone Holdings, The Carlyle Group, and Company management.

END